6/11



08003192

82- SUBMISSIONS FACING SHEET

INITIAL
Do Not Separate
Process Together

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO Kuzbassenergo

*CURRENT ADDRESS

PROCESSED
JUN 13 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04633 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/12/08

12G3-2(B) Exemption No.: 82-4633

Approved on February 1, 2008. Registered on ______ ______ 20__

State Registration Number

OAO Kuzbass[..]ergo Board of Directors

(issuer's a[..]cy that approved the Prospectus) (state registration num

Protocol No 24/13 *Russian Fede.*

as of February 4, 2008

RECEIVED

2008 JUN 11 P 12:22

[O]FFICE OF INTERNATIONAL CORPORATE FINANCE

(regist[..] re)

OAO Kuzbassenergo

PROSPECT

AR/S 12-31-06

Kuzbass Open Joint-Stock Energy and Electrification Company Kuzbassenergo

Ordinary registered book-entry shares with nominal value 0.01 (zero and one hundredth)) roubles per share at the quantity of 70,616,380,000 (Seventy billion six hundred sixteen million three hundred eighty thousand)pcs, distributed via conversion by splitting of shares

Internet address used by the issuer for the disclosure of information

HTTP://WWW.KUZBASSENERGO.RU

Information contained in this Prospectus is subject to disclosure in compliance with the Russian Federation laws on securities

THE REGISTRATION AGENCY IS NOT RESPONSIBLE FOR THE VALIDITY OF THE INFORMATION CONTAINED IN THE PROSPECTUS, AND BY ITS REGISTRATION DOES NOT EXPRESS ITS ATTITUDE TOWARDS THE DISTRIBUTED SECURITIES.

[H]ereby is confirmed the validity of issuer's financial (book-keeping) accounting for 2004 and compliance of the accounting with [t]he Russian Federation laws. Other information on the issuer's financial status in 2004, contained in sections III, IV, V and VIII [o]f the Prospectus, has been varified for its compliance as regards major aspects with audited financial (book-keeping) accounting [d]ata.

Closed Joint-Stock Company BDO Yunikon

(full designation of the auditing agancy(-ies), or indivdual auditor name, implementing the auditing of issuer's financial (book-keeping) accounting and accounting maintenance)

Senior partner of Closed Joint-Stock Company BDO Yunikon, acting under power of attorney No. 11-01/2008-IO as of January 1,2008. ______ *A.B. Balyakin*

(title of director or other person signing the Prospectus on behalf of the issuer auditor, designation and details of the document entitling the other person to sign the Prospectus on behalf of the issuer auditor) (signature) Stamp Here (Name)

Date ______ 2008

[H]ereby is confirmed the validity of annual issuer's financial (book-keeping) accounting for 2005 and 2006, and compliance of the [a]ccounting with the Russian Federation laws, with the exception of circumstances influencing the annual financial (book-keeping) [a]ccounting, specified in article 5 of our 2005 Audit Report as of March 20, 2006, and articles 4 and 5 of our 2006 Audit Report as [o]f March 23, 2007, attached to the Prospectus. Other information on the issuer's financial status in 2005 and 2006, contained in [s]ections III, IV, V and VIII of the Prospectus, has been varified for its compliance as regards major aspects with audited financial [(]book-keeping) accounting data.

Closed Joint-Stock Company PricewaterhouseCoopers Audit

(full designation of the auditing agancy(-ies), or indivdual auditor name, implementing the auditing of issuer's financial (book-keeping) accounting and accounting maintenance)

Director of Closed Joint-Stock Company PricewaterhouseCoopers Audit, acting under power of attorney No. P-7079-1005-ZAO as of October 17,2005.

(title of director or other person signing the Prospectus on behalf of the issuer auditor, designation and details of the document entitling the other person to sign the Prospectus on behalf of the issuer auditor)

(signature)
Stamp Here

Francis-J. Keiser
(Name)

Date ________ _ 2008

Director General of Kuzbass Open Joint-Stock Energy and Electrification Company Kuzbassenergo

(isuer's director title)

(signature)

S.N. Mikhailov
(Name)

Date __________ ___ 2008

ОАО "Кузбасс-энерго"

Senior Accountant of Kuzbass Open Joint-Stock Energy and Electrification Company Kuzbassenergo

(title of person acting as the issuer's senior accountant)

(signature)
Stamp Here

S.S. Prikhodchenko
(Name)

Date ________ 2008

Introduction

a) Main information on the Prospectus registration securities distributed by the issuer:
type: ***shares***
category and other security indificators: ***ordinary registered book-entry shares***
series (for obligations): ***not specified for this type of securities***
number of distributed securities: ***70,616,380,000 (Seventy billion six hundred sixteen million three hundred eighty thousand) pcs***
nominal value: ***0.01 (Zero and one hundredth) rouble per share***
distribution order:
Distribution of the shares is made via conversion by splitting.
Terms and order of the current issue shares conversion are defined according to the requirements of Federal Law "On Joint-Stock Companies" No. 208-FZ as of December 26, 1995 (with amendments); Federal Law "On Securities Market" No. 39-FZ as of April 22, 1996 (with amendments); Russian Federation FFMS Decree No. 07-4/pz-n as of January 25, 2007 (with amendments); Russian Federation Federal Commission for the Securities Market Resolution No. 27 as of October 2, 1997 (with amendments), other Russian Federation regulations, as well as Extraordinary General Meeting of Issuer's Shareholders' decision on the shares splitting as of October 31, 2007, Protocol No.19 as of November 6, 2007.
Number of shares of the same category, in which one SC Kuzbassenergo ordinary unregistered book-entry share is converted (split ratio): 100 (one hundred) pcs.
706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) ordinary unregistered book-entry shares of SC Kuzbassenergo with nominal value 1 (one) rouble per share are converted into 70,616,380,000 (Seventy billion six hundred sixteen million three hundred eighty thousand) ordinary unregistered book-entry shares of SC Kuzbassenergo with nominal value 0.01 (zero and one hundredth) rouble per share.
On the Conversion Date in the share registry system the Issuer's registrar enters to the issuer account securities of the current issue, in which the previous issue securities are converted; converts the securities by transferring the corresponding amount of the new issue securities from the issuer account of the Issuer to customer accounts of registered persons and transferring the previous issue securities from customer accounts of registered persons to the issuer account of the Issuer; runs the procedure of the previous issue securities cancellation. The conversion of shares is implemented by the registrar on the basis of records data on the customer accounts of the Issuer shareholders on the Conversion Date.

distribution period (start date, end date of distribution or procedure of their definition):
Conversion of ordinary unregistered book-entry shares of the Issuer is done concurrently on the 7th (seventh) business day sine the date of the current issue shares State Registration (hereinafter referred to as "Conversion Date").

method of securities distribtuion: ***conversion by splitting of shares***

distribtuion price or procedure of its definition: ***not specified for this method of distribtuion***

terms of security (for secured bonds): ***not specified for this type of securities.***

conversion conditions (for convertible securities):
Conditions and order of the current issue shares are defined in compliance with the requirements of Federal Law "On Joint-Stock Companies" No. 208-FZ as of December 26, 1995 (with amendments); Federal Law "On Securities Market" No. 39-FZ as of April 22, 1996 (with amendments); Russian Federation FFMS Decree No. 07-4/pz-n as of January 25, 2007 (with amendments); Russian Federation Federal Commission for the Securities Market Resolution No. 27 as of October 2, 1997 (with amendments), other Russian Federation regulations, as well as Extraordinary General Meeting of Issuer's Shareholders' decision on the shares splitting as of October 31, 2007, Protocol No.19 as of November 6, 2007.
The number of shares of the same category, in which one SC Kuzbassenergo ordinary unregistered book-entry share is converted (split ratio): 100 (one hundred) pcs.
706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) ordinary unregistered book-entry shares of SC Kuzbassenergo with nominal value 1 (one) rouble per share are converted into 70,616,380,000 (Seventy billion six hundred sixteen million three hundred eighty thousand) ordinary unregistered book-entry shares of SC Kuzbassenergo with nominal value 0.01 (zero and one hundredth) rouble per share.
On the Conversion Date in the share registry system the Issuer's registrar enters to the issuer account securities of the current issue, in which the previous issue securities are converted; converts the securities by transferring the corresponding amount of the new issue securities from the issuer account of the Issuer to customer accounts of registered persons and transferring the previous issue securities from customer accounts of registered persons to the

issuer account of the Issuer, runs the procedure of the previous issue securities cancellation. The conversion of shares is implemented by the registrar on the basis of records data on the customer accounts of the Issuer shareholders on the Conversion Date.

I. Brief information on the persons entering the managment bodies of the Issuer, information on bank accounts, auditor, appraiser and financial advisor of the Issuer, as well as other persons signing the Prospectus.

1.1. Persons Entering the Managment Bodies of the Issuer:

According to the Issuer Chart, management bodies of the Issuer are:
1. *General Meeting of Shareholders;*
2. *Board of Directors;*
3. *Management Board;*
4. *Director General.*

All management bodies of the Issuer are completely built-up

Board of Directors Members:

	Name	*Year of birth*
1	*Bolshakov Andrey Nikolaevich*	*1955*
2	*Dunin Oleg Valentinovich*	*1965*
3	*Evseenkova Elena Vladimirovna*	*1980*
4	*Kochetkova Tatiana Vladimirovna*	*1978*
5	*Lisyansky Mikhail Eduardovich*	*1968*
6	*Mazikin Valentin Petrovich*	*1945*
7	*Mikhailov Sergey Nikolaevich*	*1959*
8	*Platonov Vladimir Yurievich*	*1959*
9	*Rashevsky Vladimir Valerievich*	*1973*
10	*Sorokin Igor Yurievich*	*1974*
11	*Shatsky Pavel Olegovich*	*1972*

Chairman of the Board of Directors: Lisyansky Mikhail Eduardovich

Management Board Members:

	Name	*Year of birth*
1	*Grebennikov Aleksey Antonovich*	*1939*
2	*Gretsinger Yury Aleksandrovich*	*1953*
3	*Erofeev Aleksandr Kupriyanovich*	*1959*
4	*Lavrov Aleksandr Mikhailovich*	*1950*
5	*Mikhailov Sergey Nikolaevich*	*1959*
6	*Skorokhodov Dmitry Viktorovich*	*1977*
7	*Sheibak Yury Vladimirovich*	*1953*

Chairman of the Management Board: Mikhailov Sergey Nikolaevich

Director General:

	Name	*Year of birth*
1	*Mikhailov Sergey Nikolaevich*	*1959*

All management bodies of the Issuer provided by the Chart are completely built-up

1.2. Information on the Issuer's Bank accounts

No	Account type	Settlement acount:	Full company name of the credit organization:	Short company name of the credit organization:	Location:	BIC, correspondent account, TIN
1	2	3	4	5	6	8
1.	Settlement acount	40702810100000000863	Open Joint-Stock Company BANK URALSIB Branch, Kemerovo	OAO URALSIB Branch, Kemerovo	650099, Kemerovo, пр. Октябрьский, 2 52-38-59	BIC 043207783 c/a 30101810100000000783 TIN 0274062111
2.	Settlement acount	40702810800020000509	Open Joint-Stock Company BANK URALSIB Branch, Kemerovo	OAO URALSIB Branch, Kemerovo	650099, Kemerovo, пр. Октябрьский, 2 52-38-59	BIC 043207783 c/a 30101810100000000783 TIN 0274062111
3.	Settlement acount	40702810126020102036	Savings Bank of the Russian Federation Branch (Open Joint-Stock Company) Kemerovo Division No. 8615	Savings Bank of the Russian Federation Siberia Bank, Kemerovo Division No. 8615	650066, Kemerovo, пр. Октябрьский, 53 тел. 35-18-96	BIC 043207612 c/a 30101810200000000612 TIN 7707083893
4.	Settlement acount	40702810826020102640	Savings Bank of the Russian Federation Branch (Open Joint-Stock Company) Kemerovo Division No. 8615	Savings Bank of the Russian Federation Siberia Bank, Kemerovo Division No. 8615	650066, Kemerovo, пр. Октябрьский, 53 тел. 35-18-96	BIC 043207612 c/a 30101810200000000612 TIN 7707083893
5.	Settlement acount	40702810400430000001	VTB Bank Branch (Open Joint-Stock Company), Kemerovo	OAO VTB Bank Branch, Kemerovo	650099, Kemerovo, ул. Островского, 12	BIC 043207756 c/a 30101810700000000756 TIN 7702070139
6.	Settlement acount	40702810500320000138	Open Joint-Stock Company Alfa-Bank, Kemerovsky Branch, Kemerovo	OAO Alfa-Bank, Kemerovsky Branch	650099, Kemerovo, ул. Островского, 12	BIC 043207745 c/a 30101810300000000745 TIN 7728168971
7.	Settlement acount	40702810407000404888	ZAO Raiffeisenbank Austria Siberia Branch, Novosibirsk	ZAO Raiffeisenbank Austria Siberia Branch, Novosibirsk	630099, г. Новосибирск, ул. Урицкого, 20 (383) 210-5901	BIC 045004799 c/a 30101810300000000799 TIN 7744000302
8.	Settlement acount	40702810800500000017	Open Joint-Stock Company Alemar Bank, Kemerovo Branch, Kemerovo	OAO Alemar Bank, Kemerovo Branch,	650000, Kemerovo, ул. 50 лет Октября, 11	BIC 043207786 c/a 30101810000000000786 TIN 5406102877
9.	Settlement acount	40702810300500000326	Open Joint-Stock Company Alemar Bank, Kemerovo Branch, Kemerovo	OAO Alemar Bank, Kemerovo Branch,	650000, Kemerovo, ул. 50 лет Октября, 11	BIC 043207786 c/a 30101810000000000786 TIN 5406102877
10.	Settlement acount	40702810301500000354	Open Joint-Stock Company Alemar Bank, Kemerovo Branch, Kemerovo	OAO Alemar Bank, Kemerovo Branch,	650000, Kemerovo, ул. 50 лет Октября, 11	BIC 043207786 c/a 30101810000000000786 TIN 5406102877

The Issuer is not a credit organization.

1.3. Information on the Issuer Auditors

Issuer auditors for the last three completed years were ZAO BDO Yunikon (2204) and ZO PwC Audit (2005-2006). Correspondingly, information is provided with respect to both of the auditors аудиторов.

I.

Full company designation: ***Closed Joint-Stock Company BDO Yunikon***
Short company designation: ***ZAO BDO Yunikon***
Auditor location: ***117545, Moscow, Varshavskoe shosse, bld.125/1, section 11***
Phone: ***+7 (495) 797-56-65***
Fax: ***+7 (495) 797-56-60***
E-mail: ***crm@bdo.ru***
License No.: ***E 000547***
License issue date: ***25.06.2002***
License valid till: ***25.06.2012***
Licensor: ***Ministry of Finance of the Russian Federation***

Financial year(s) or other accounting period, for which the auditor conducted independent check of the Issuer business accounting and financial (book-keeping) accounting:
ZAO BDO Yunikon audited business accounting and financial (book-keeping) accounting of the Issuer for 2004.

Factors that can influence the auditor independence on the Issuer, including information on the availability of essential interests binding the auditor (auditor officials) with the Issuer (issuer officials):

Availability of auditor (auditor officials) participation in the authorized (share) capital (unit trust) of the Issuer:
ZAO BDO Yunikon (ZAO BDO Yunikon officials) does not participate in the Issuer's authorized capital.

Provision of borrowed funds to the auditor (auditor officials) by the Issuer:
The issuer did not provide borrowed funds to ZAO BDO Yunikon (ZAO BDO Yunikon officials).

Availability of close business relationship (participation in Issuer's products (services) promotion, participation in joint ventures and etc.), as well as kinship:
There are no close business relationship (participation in Issuer's products (services) promotion, participation in joint ventures and etc.), as well as kinship between the auditor and the Issuer.

Information on Issuer officials being concurrently auditor officials (auditor):
There are no Issuer officials being concurrently officials of ZAO BDO Yunikon.

Information on measures taken by the Issuer and the auditor to reduce the influence of the above mentioned factors:
Main measure taken by the Issuer and the auditor to reduce the influence of the above mentioned factors is the procedure of careful examination of the auditor candidate as regards its independence onthe Issuer.

Issuer auditor selection procedure:
Tender procedure related to the auditor selection and its major conditions.
Tender procedure related to the auditor selection was not carried out in 2004.

Auditor nomination procedure for he approval by shareholders meeting, including the management body making the corresponding decision:
In compliance with Article 10 of the Issuer Charter the auditor is approved by the General Meeting of Shareholders.
Federal Law "On Joint-Stock Companies" does not specify the period and order of auditor nomination to be included in the voting list as regards its approval; the Law also does not entitle shareholders to nominate a candidate.
In this respect, the Issuer Board of Directors specified the auditor candidate to be approved by the Annual General Meeting of Shareholders in the context of preparation and holding the Annual General Meeting of Shareholders.

Information on works conducted by the auditor within the frames of auditor special tasks:
ZAO BDO Yunikon conducted no works within the frames of auditor special tasks.

Procedure of auditor remuneration amount determination:

In compliance with item 13.1 subitem 14 of the Issuer Charter the following task falls within the competence of the Issuer Board of Directors:
"recommendations to the General Meeting of Shareholders as regards the amoun of Company Revision Committee remuneration and commission, and determination of Auditor services payments".

Actual amount of remuneration paid by the Issuer to the auditor on the basis of every financial year or other accounting period, for which the auditor conducted independent check of the Issuer business accounting and financial (book-keeping) accounting:
The amount of ZAO BDO Yunikon remuneration for the auditing of financial (book-keeping) accounting for the accounting year finishing on December 31, 2004, prepared in accordance with Rassian Accounting Standards, equaled to 4,397,150 (Four million three hundred ninty seven thousand one hundred fifty) roubles, including 670,752 (Six hundred seventy thousand seven hundred fifty two) roubles VAT.

Information on deferred and overdue payments for the provided auditing services:
There no deferred and overdue payments for the services provided by ZAO BDO Yunikon.

II.
Full company designation: ***Closed Joint-Stock Company PricewaterhouseCoopers Audit***
Short company designation: ***ZAO PwC Audit***
Auditor location: ***115054, Moscow, Kosmodamianskaya nab., bld. 52/5***
Phone: ***+7 (495) 967-60-00***
Fax: ***+7 (495) 967-60-01***
E-mail: ***hrdgph@pwcinfo.com***
License No.: ***E 000376***
License issue date: ***20.05.2002***
License valid till: ***20.05.2012***
Licensor: ***Central Certifying and Licensing Commission under the Ministry of Finance of the Russian Federation***
Financial year(s) or other accounting period, for which the auditor conducted independent check of the Issuer business accounting and financial (book-keeping) accounting:
ZAO PwC Audit audited business accounting and financial (book-keeping) accounting of the Issuer for 2005 and 2006.

Factors that can influence the auditor independence on the Issuer, including information on the availability of essential interests binding the auditor (auditor officials) with the Issuer (issuer officials):

Availability of auditor (auditor officials) participation in the authorized (share) capital (unit trust) of the Issuer:
ZAO PwC Audit (ZAO PwC Audit officials) does not participate in the Issuer's authorized capital..

Provision of borrowed funds to the auditor (auditor officials) by the Issuer:
The issuer did not provide borrowed funds to ZAO PwC Audit (ZAO PwC Audit officials) .

Availability of close business relationship (participation in Issuer's products (services) promotion, participation in joint ventures and etc.), as well as kinship:
There are no close business relationship (participation in Issuer's products (services) promotion, participation in joint ventures and etc.), as well as kinship between the auditor and the Issuer.

Information on Issuer officials being concurrently auditor officials (auditor):
There are no Issuer officials being concurrently officials of ZAO PwC Audit.

Information on measures taken by the Issuer and the auditor to reduce the influence of the above mentioned factors:
Main measure taken by the Issuer and the auditor to reduce the influence of the above mentioned factors is the procedure of careful examination of the auditor candidate as regards its independence on the Issuer.

Issuer auditor selection procedure:
Tender procedure related to the auditor selection and its major conditions:
Auditor selection tender was held, also for the Issuer, in accordance with the corporate standard of OAO RAO UES of Russia, which is the Issuer's majority shareholder. ZAO PwC Audit was determined winner for 2005-2006 as per decision of OAO RAO UES of Russia Tender Committee.
As regards auditor for 2007, ZAO KPMG was chosen.

As regards auditor of the Company selected for 2007, the Issuer Board of Directors (Protocol No. [illegible] as of [illegible] 2007) offered the General Meeting of Shareholders to approve ZAO KPMG as the auditor.
As per decision of Annual General Meeting of Shareholders as of June 6, 2007, ZAO KPMG was aproved as the auditor of the Issuer for 2007 (General Meeting of Shareholders Protocol No. 17, as of June 6, 2007.).

Auditor nomination procedure for he approval by shareholders meeting, including the management body making the corresponding decision:
In compliance with item 10.2 subitem 12 of the Issuer Charter within the competence of the Issuer Board of Directors falls the task: Company Auditor approval.
Issuer Charter, Item 11.1 Part 2:
"The following tasks are obligatory decided upon during the Annual General Meeting of Shareholders: selcetion of the Board of Directors, Revission Committee, approval of the Company Auditor, approval of the Company annual report and annual book-keeping accounting provided by the Board of Directors, including profit and loss statement (profit and loass accounts) of the Company, as well as distribution of profit (including payment (declaration) of dividends, with the exception of profit distributed as dividends on the basis of first quarter, six months, nine months of the financial year) and loss of the Company on the basis of the financial year".
Issuer Charter, Item 11.2 Part 2:
"General Meeting of Shareholders, which agenda includes tasks of selecting the Board of Directors, Revission Committee, approving the Copany auditor, as well as tasks provided by Article 10 item 10.2 subitem 14 of the Charter, cam only be held in the form of a collective meeting (simultaneous attendance) of shareholders".
Issuer Charter, Item 12.2:
"General Meeting of Shareholders, which agenda includes tasks of selecting the Board of Directors, Revission Committee, approving the Copany auditor, as well as tasks provided by Article 10 item 10.2 subitem 14 of the Charter, can not be held in the form of an absentee ballot.
New General Meeting of Shareholders instead of frustrated General Meeting of Shareholders, which were to be held in the form of a collective meeting, can not be held in the form of an absentee ballot".
In compliance with item 15.1 subitem 14 of the Issuer Charter within the competence of the Issuer Board of Directors falls the following task:
"recommendations to the General Meeting of Shareholders as regards the amoun of Company Revision Committee remuneration and commission, and determination of Auditor services payments".

Information on works conducted by the auditor within the frames of auditor special tasks:
ZAO PwC Audit conducted no works within the frames of auditor special tasks for 2005-2006.

Procedure of auditor remuneration amount determination:
In compliance with Item 23.9 of the Issuer Charter the amount of auditor remuneration is determined by the Board of Directors.

Actual amount of remuneration paid by the Issuer to the auditor on the basis of every financial year or other accounting period, for which the auditor conducted independent check of the Issuer business accounting and financial (book-keeping) accounting:
The amount of ZAO PwC Audit remuneration for the auditing of financial (book-keeping) accounting for the accounting year finishing on December 31, 2005, prepared in accordance with Rassian Accounting Standards, equaled to 3,280,000 (three million two hundred eighty thousand) roubles, including VAT, and prepared in accordance with Internetional Accounting Standards equaled to 6,780,000 (six million seven hundred eighty thousand) roubles including VAT.
The amount of ZAO PwC Audit remuneration for the auditing of financial (book-keeping) accounting for the accounting year finishing on December 31, 2006, prepared in accordance with Rassian Accounting Standards, equaled to 4,484,000 (four million four hundred eighty four thousand) roubles, including VAT, and prepared in accordance with Internetional Accounting Standards equaled to 6,844,000 (six million eight hundred forty four thousand) roubles including VAT.

Information on deferred and overdue payments for the provided auditing services:
There no deferred and overdue payments for the services provided by ZAO PwC Audit.

1.4. Information on the Issuer Appraiser

For the purposes of:
distributed securities market value determination: ***not engaged***
market value determination of the pledged property being bond bid security: ***not engaged***

provision of other services related to securities issue, information on which is specified in the Prospectus: *not engaged*

Information on the Appraiser of the Issuer being an incorporated investment fund:
The Issuer is not an incorporated investment fund.

1.5. Information on the Issuer Advisers

Information on the Issuer securities market financial adviser, as well as other persons providing the Issuer with consulting services related to the securities issue and signing the Prospectus submitted for the registration, as well as other registered prospectus of the Issuer's outstanding securities: ***not engaged***

With respect to the securities market financial adviser additional information is provided as regards the availability or non-availability of liabilities between the financial adviser (and connected persons) and the Issuer (and connected persons) with respect to the financial adviser services not related to the Prospectus preparation: ***not engaged***

Information on other Issuer advisers is provided in this paragraph in case the Issuer thinks that disclosure of such information is essential for the decision-making concerning the acquisition of the Issuer's securities: ***none.***

1.6. Information on other Persons Signing the Prospectus

Name: ***Balyakin Andrey Borisovich***
Year of birth: ***1968***
Occupational data: ***BDO Yunikon Closed Joint-Stock Company Senior Partner***
Phone: *+7 (495) 797-56-65*
Fax: *+7 (495) 797-56-60*

Name: ***Francis-J. Keiser***
Year of birth: ***1949***
Occupational data: ***PricewaterhouseCoopers Audit Closed Joint-Stock Company Director***
Phone: *+7 (495) 967-60-00*
Fax: *+7 (495) 967-60-01*

Name: ***Prikhodchenko Svetlana Stanislavovna***
Year of birth: ***1972***
Occupational data: ***SC Kuzbassenergo Senior Accountant***
Phone: ***36-67-69, 45-33-58***
Fax: ***(3842) 45-37-77, 36-68-48***

II. Short information concerning the volume, terms, order and conditions of distribution as per type and category of distributed securities

2.1. Securities Type, Category and Distribution Form

Ordinary registered book-entry shares

2.2. Nominal value for every type, category and series of the distributed securities

0.01 (Zero and one hundredth) per share

2.3. Proposed Distribution Volume in Monetary Terms and Number of Securities to be Distributed

Number of distributed securities: 70,616,380,000 (Seventy billion six hundred sixteen million three hundred eighty thousand) pcs.

Nominal value of issued volume: 706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) roubles

In case that simultaneously with the distribtion of securities it is planned, also beyond the Russian Federation by distributing the corresponding foreign securities, to offer for purchase previously issued Issuer's securities (circulating securities) of the same type and category, the proposed number of distributed (circulating) Issuer's securities to be offered and their volume at nominal value is specified.

Not applicable for the current securities issue.

2.4. Distribution Price (Price Determination Procedure) of the Equity Securities

The securities distribution price(s) or price(s) determination procedure is disclosed: ***not specified for this type of distribution***

In case the right of pre-emption is entitled by the securities distribution of the current issue (additional issue), the securities distribution price or price determination procedure shall be specified for the entitled persons: ***not specified for this type of distribution.***

2.5. Order and Terms of Equity Securities Distribution

Start and end date of the securities distribution or securities distribution period determination:

Conversion of ordinary unregistered book-entry shares of the Issuer is done concurrently on the 7th (seventh) business day sine the date of the current issue shares State Registration.

Securities distribution method: ***conversion by splitting.***

Availability of the pre-emption right and list of persons entitled this right compilation date: ***not specified for this type of distribution.***

Availability of securities distribution opportunity by the means of acquiring them beyond the Russian Federation: ***not specified for this type of distribution.***

Other essential conditions of the securities distribution:

None.

Persons providing services related to the securities distribution:

Persons providing distribution or arrangement of distribution services were not involved.

2.6. Order and Payment Conditions of the Distributed Equity Securities

Terms, method (monetary means, non-monetary means) and payment order are specified for the distributed securities: ***not specified for this type of distribution.***

2.7. Order and Conditions of Entering into Agreements in the Course of Equity Securities Distribution

Order and conditions of entering into agreements in the course of equity securities distribution are described, including the method, manner, location and time of entering into agreements: ***not specified for this type of distribution.***

2.8. Range of Prospective Consumers of the Distributed Equity Securities

Information is provided as regards the range of prospective consumers of the [illegible] *consumers of the distributed securities is determined on the basis of records data on the Company shareholders' customer accounts on the Conversion Date.*

2.9. Information Disclosure Order as Regards the Equity Securities Distribution and Distribution Results

The Issuer discloses information at every stage of the shares issue procedure, as well as in the form of quarter reports and notifications on essential facrs, as well as in the form of information capable of providing a significant influence on the securities value, in the order specified by the Resolution on additional securities issue, Prospectus, Federal Law "On securities market" , Federal Law "On Joint-Stock Companies", Regulations on the information disclosure by equity securities issuers (hereinafter referred to as "Regulations on information disclosure) and other regulatory legal acts of securities market Federal executive body.

In case that at the moment of an event, which shall be disclosed by the Issuer pursuant to the effective laws of the Russian Federation, another order and terms of information disclosure are set than the order and terms provided by the Resolution on additional securities issue and Prospectus, the information on the event is disclosed as per order and terms provided by Federal laws and regulatory legal acts of securities market Federal executive body, which are in effect at the moment of the event.

The issuer provides access to the information contained in every notification to any interested person, including information contained in notifications on essential facts published by the Issuer in compliance with the Resolution, in registered decisions on securities issue (additional issue), in Prospectus and in amendments and/or addendums to them, in the securities issue (additional issue) summary report (notification), in quarter report, as well as other documents, obligatory disclosure of which is stipulated by Section VIII of the Resolution on information disclosure, by submitting their copies at the location of the Issuer continuing executive body specified in the Unified State Register of Legal Entities.

The Issuer provides copies of every notification, including copies of notifications on essential facts published by the Issuer in compliance with the Resolution on information disclosure, as well as copies of registered decisions on securities issue (additional issue), Prospectus and amendments and/or addendums to them, securities issue (additional issue) summary report (notification), quarter report, as well as copies of other documents, obligatory disclosure of which is stipulated by Section VIII of the Resolution on information disclosure, to the holders of the Issuer's securities and other interested persons on their demand, for a payment not exceeding expenses for the preparation of such copies, within 7 (seven) business days since the date of such demand.

Copies of documents, whose retention period by the Issuer according to the Russian Federation laws is not continuous, are provided by the Issuer on interested persons' demand within retention periods specified for such documents.

The copy provided by the Issuer is certified by the Issuer authorised person.

In case the last day of the term, when in compliance with the Resolution on the information disclosure the Issuer is to provide information or a copy of a document containing the information to be disclosed, is a day-off and/or a holiday, then the end day of such term is the next business day.

1) The Issuer publishes notification on the Issuer's authorized management body decision concerning the shares splitting in the form of notification on essental fact "Information on phases of securities issue procedure" and notification on essental fact "Information on general meetings' decisions" within the following terms since the date of the Issuer General Meeting of Shareholders protocol when the shares splitting decision was made:

- *In the newslines of information agencies "AK&M", ANO AZIPI or Interfax – within 1 (one) day;*
- *In Internet at HTTP://WWW.KUZBASSENERGO.RU/ - within 2 (two) days.*

Information in Internet is published after publishing the information in the newslines.

Notification on the essential fact is submitted by the Issuer to the registration agency within 5 (five) days since the date of the Issuer General Meeting of Shareholders protocol when the shares splitting decision was made.

2) Announcement of the Issuer's authorized management body decision approval concerning the securities issue is published by the Issuer in the form of notification on essental fact "Information on phases of securities issue procedure" within the following terms since the date of the Issuer authorized body meeting (session) protocol when the shares issue decision was approved:

- *In the newslines of information agencies "AK&M", ANO AZIPI or Interfax – within 1 (one) day;*
- *In Internet at HTTP://WWW.KUZBASSENERGO.RU/ - within 2 (two) days.*

Information in Internet is published after publishing the information in the newslines.

Announcement of an essential fact is submitted by the Issuer to the registration agency within 5 (five) days since the date of the Issuer authorized body meeting (session) protocol when the shares issue decision was approved.

*3) Information on the State registration of the securities issue is published by the Issuer in the form of notification on essental fact "Information on phases of securities issue procedure", in the form of Resolution on securities issue and Prospectus.
Announcement of the State registration of the securities issue shall be published by the Issuer within the following terms since the date of publishing the information concerning the State registration of the securities issue on the Internet page of the registration agency or reception by the Issuer of a written notification from the registration agency concerning the State registration of securities additional issue by the means of post, fax or elcetronic communication, or by registered mail, subjet to what date comes first.

- In the newslines of information agencies "AK&M", ANO AZIPI or Interfax – within 1 (one) day;
- In Internet at HTTP://WWW.KUZBASSENERGO.RU/ - within 2 (two) days;
- In newspaper Rossiyskaya – within 10 (ten) days.

Information in Internet and the periodical is published after publishing the information in the newslines.
Announcement of the essential fact is submitted by the Issuer to the registration agency within 5 (five) days since the date of publishing the information concerning the State registration of the securities issue on the Internet page of the registration agency or reception by the Issuer of a written notification from the registration agency concerning the State registration of securities issue by the means of post, fax or elcetronic communication, or by registered mail, subjet to what date comes first.

Within 2 (two) days since the date of publishing the information concerning the State registration of the securities issue on the Internet page of the registration agency or reception by the Issuer of a written notification from the registration agency concerning the State registration of securities issue, subjet to what date comes first, the Issuer publishes the text of the registered Resolution on securities issue on its Interntet page at HTTP://WWW.KUZBASSENERGO.RU/ from the date of its publishing in Internet to the current additional issue securities redemption.
Within 2 (two) days since the date of publishing the information concerning the State registration of the securities issue on the Internet page of the registration agency or reception by the Issuer of a written notification from the registration agency concerning the State registration of securities issue, subjet to what date comes first, the Issuer publishes the text of the registered Prospectus on its Interntet page at HTTP://WWW.KUZBASSENERGO.RU/. The registered Prospectus text will be available at HTTP://WWW.KUZBASSENERGO.RU/ from the date of its publicashion troughout at least 6 (six) months since the date of publishing in Internet of the text of submitted to the registration agency notification on securities issue summary / registered report on securities issue summary.
Starting from the date of the securities issue State registration, all interested persons can get acquainted with the Resolution on the securities issue and Prospectus, and also obtain copies of them at any of the following addresses:
- 656037, Russian Federation, Altai Region, Barnaul, ul. Brilliantovaya, bld. 2
- 650000, Russian Federation, Kemerovo, pr-t Kuznetsky, bld. 30.

The Issuer provides copies of the aforesaid documents to the holders of the Issuer's securities and to other interested persons on their demand for a payment not exceeding expenses for the preparation of such copies, within 7 (seven) business days since the date of such demand.

4) At the stage of shares distribution the Issuer discloses information in the form of:
- announcement of the securities distribution start date;
- announcement of the securities distribution start date change;
- announcement of essential fact "Information on phases of securities issue procedure";
- announcement of the securities distribution suspension;
- announcement of the securities distribution resumption

4.1. Announcement of the shares distribution start date is published by the Issuer in newslines and Internet within the following terms:
- In the newslines of information agencies "AK&M", ANO AZIPI or Interfax – within 5 days prior to the securities distribution start date;
- In Internet at HTTP://WWW.KUZBASSENERGO.RU/ - within 4 days prior to the securities distribution start date.

The Issuer discloses the information according to the order and form specified for information at the stages of securities issue procedure.

4.2. In case the Issuer makes a decision to change the start date of the securities distribution, The Issuer publishes the announcement of the securities distribution start date change in the newslines of information agencies "AK&M", ANO AZIPI or Interfax and in Internet at HTTP://WWW.KUZBASSENERGO.RU/ – within 1 day prior to such date.

4.3. Information on the start of shares distribution is disclosed by the Issuer in the form of announcement of essential fact "Information on phases of securities issue procedure" within the following terms since the shares distribution start date:

- *In the newslines of information agencies "AK&M", ANO AZIPI or Interfax – within 1 (one) ay;*
- *in Internet at HTTP://WWW.KUZBASSENERGO.RU/ – within 2 (two) days.*

Information in Internet is published after publishing the information in the newslines.
Announcement of the essential fact is submitted by the Issuer to the registration agency within 5 (five) days since the shares distribution start date.

4.4. In case the Issuer, within the securities distribution period, makes a dicision to introduce amendments and/or addendums into the Resolution on securities issue, and/or Prospectus, and/or in case of the Issuer, within the securities distribution period, receives a writtent requirement (instruction, decision) of securities market Federal executive body concerning the suspension of securities distribution, the Issuer shall suspend the shares distribution and publish the corresponding announcement within the following terms since the date of the Issuer's authorized body session protocol (since the date of term expiration, specified by the Russian Federation laws for drawing the protocol) when the decision was made, to introduce amendments and/or addendums into the Resolution on securities issue, and/or Prospectus, or since the date when the Issuer receives a writtent requirement (instruction, decision) of securities market Federal executive body concerning the suspension of securities distribution, by the means of post, fax or elcetronic communication, or by registered mail, subjet to what date comes first.:

- *In the newslines of information agencies "AK&M", ANO AZIPI or Interfax – within 1 (one) day;*
- *in Internet at HTTP://WWW.KUZBASSENERGO.RU/ – within 2 (two) days.*

Information in Internet is published after publishing the information in the newslines.
The Issuer discloses the information according to the order and form specified for the information at the stages of securities issue procedure.
In case of securities distribution resumption according to the registration agency's decision, information on the resumption is disclosed by the Issuer in the form of announcement of essential fact "Information on securities issue suspension and resumption" as per order and terms stipulated for essential fatcs information disclosure. Shares distribtution resumption is not allowed before publishing the corresponding announcement in newslines and Internet.

4.5. Announcement of the securities distribution resumption is published by the Issuer on the next day since the date the information concerning the regeistration of amendments and/or addendums into the Resolution on securities issue and/or Prospectus, or concerning refusal of these amendments and/oraddendums is published on the registration agency Internet page, or since the date of reception by the Issuer of a written notification from the registration agency concerning the regeistration of amendments and/or addendums into the Resolution on securities issue and/or Prospectus, or concerning refusal of these amendments and/oraddendums, or since the date of reception by the Issuer of a written notification (instruction, decision) from the authorized agency concerning the securities distribution resumption (termination of reasons for the securities distribtuion suspension) by the means of post, fax or elcetronic communication, or by registered mail, subjet to what date comes first:

- *In the newslines of information agencies "AK&M", ANO AZIPI or Interfax - within 1 (one) day;*
- *in Internet at HTTP://WWW.KUZBASSENERGO.RU/- within 2 (two) days.*

Information in Internet is published after publishing the information in the newslines.
The Issuer discloses the information according to the order and form specified for the information at the stages of securities issue procedure
In case of securities distribution suspension according to the registration agency's decision, information on the suspension is disclosed by the Issuer in the form of announcement of essential fact "Information on securities issue suspension and resumption" as per order and terms stipulated for essential fatcs information disclosure

4.6. The Issuer discloses information concerning the suspension and resumption of securities distribution in the form of essential fact announcements.
Information on the suspension and resumption of securitie distribution is disclosed by the Issuer within the following terms since the moment of the essential fact occurence:

- *In the newslines of information agencies "AK&M", ANO AZIPI or Interfax - within 1 (one) day;*
- *in Internet at HTTP://WWW.KUZBASSENERGO.RU/ - within 2 (two) days.*

The moment of the essential fact occurrence containing information concerning the suspension of securities distribution is the date of publishing information concerning the Issuer's securities distribution suspension on the registration agency Internet page, or the date of reception by the Issuer of a written notification from the registration

agency concerning the securities distribution suspension by the means of post, fax or elcetronic communication, or by registered mail, subjet to what date comes first.
The moment of the essential fact occurrence containing information concerning the resumption of securities distribution is the date of publishing information concerning the Issuer's securities distribution resumption on the registration agency Internet page, or the date of reception by the Issuer of a written notification from the registration agency concerning the securities distribution resumption by the means of post, fax or elcetronic communication, or by registered mail, subjet to what date comes first.
Announcement of the essential fact is submitted by the Issuer to the registration agency within 5 (five) days since the shares distribution start date.

4.7. Information on the end of shares distribution is disclosed by the Issuer in the form of announcement of essential fact "Information on phases of securities issue procedure" within the following terms since the shares distribution end date:
- *In the newslines of information agencies "AK&M", ANO AZIPI or Interfax – within 1 (one) ay;*
- *in Internet at HTTP://WWW.KUZBASSENERGO.RU/ – within 2 (two) days.*

Information in Internet is published after publishing the information in the newslines.
Announcement of the essential fact is submitted by the Issuer to the registration agency within 5 (five) days since the shares distribution end date

5) Information on the State registration of the shares distribution summary report is disclosed by the Issuer in the form of announcement of essential fact "Information on phases of securities issue procedure" within the following terms since the publication of the information on the State registration of the shares distribution summary report at the registration agency Internet page, or reception by the Issuer of a written notification from the registration agency concerning the State registration of the shares distribution summary report by the means of post, fax or elcetronic communication, or by registered mail, subjet to what date comes first, or the date of submitting (directing) the aforesaid notification to the registration agency:
- In the newslines of information agencies "AK&M", ANO AZIPI or Interfax - within 1 (one) day;
- in Internet at http://www.kuzbassenergo.ru/ - within 2 (two) days.
Information in Internet is published after publishing the information in the newslines.
Announcement of the essential fact is submitted by the Issuer to the registration agency within 5 (five) days since the shares distribution end date.

Within 2 (two) days since the date of publishing the information concerning the State registration of the securities issue on the Internet page of the registration agency or reception by the Issuer of a written notification from the registration agency concerning the State registration of securities issue, subjet to what date comes first, the Issuer publishes the text of the registered Resolution on securities issue on its Interntet page at HTTP://WWW.KUZBASSENERGO.RU/ from the date of its publishing in Internet to the current additional issue securities redemption.

Within 2 (two) days since the date of publishing the information concerning the State registration of the shares distribution summary report on the registration agency Internet page or reception by the Issuer of a written notification from the registration agency concerning the State registration of shares distribution summary report, by the means of post, fax or elcetronic communication, or by registered mail, subjet to what date comes first, the Issuer publishes the text of the registered report on its Interntet page at HTTP://WWW.KUZBASSENERGO.RU/.

The registered shares distribution summary report text will be available at HTTP://WWW.KUZBASSENERGO.RU/ for 6 (six) months since the date of its publishing in Internet.

Starting from the date of publishing the State registration of the shares distribution summary report, all interested persons can get acquainted with the information contained in the report at any of the following addresses:
- 656037, Russian Federation, Altai Region, Barnaul, ul. Brilliantovaya, bld. 2
- 650000, Russian Federation, Kemerovo, pr-t Kuznetsky, bld. 30.
Starting from the date of publishing the State registration of the shares distribution summary report the Issuer provides copies of the registered report to any interested person on their demand for a payment not exceeding expenses for the preparation of such copies, within 7 (seven) business days since the date of such demand

6) The Issuer discloses information in the form of announcements of essential facts in cases provided by Federal laws in effect, Resolution on the information disclosure, as well as other regulatory legal acts by securities market Federal executive body.
Announcement of an essential fact is published by the Issuer within the following terms since the essential fact occurrence:
- *In the newslines of information agencies "AK&M", ANO AZIPI or Interfax – within 1 (one) day;*

- *in Internet at HTTP://WWW.KUZBASSENERGO.RU/- within 2 (two) days.*

Information in Internet is published after publishing the information in the newslines.
Announcement of the essential fact is submitted by the Issuer to the registration agency within 5 (five) days since the essential fact occurrence.
The essential fact text will be available at HTTP://WWW.KUZBASSENERGO.RU/ for 6 (six) months since the date of its publishing in Internet.

7) The Issuer discloses information in the form of quarter reports in the order provided by Federal laws in effect, Resolution on the information disclosure, as well as other regulatory legal acts by securities market Federal executive body.
Quarter reports are prepared on the basis ov every quarter results. Quarter reports are submitted to the registration agency within 45 (forty five) days since the accounting quarter end date.
Within 45 (forty five) days since the respective accounting quarter end date the Issuer shall publish the quarter report text in Internet at HTTP://WWW.KUZBASSENERGO.RU/.

The quarter report text will be available at the Issuer's page in Internet for at least 3 (three) years since its publication. Within 1 (one) day since the publication of the quarter report in Internet, the Issuer publishes information concerning the order of access to the information contained in the report in newslines the newslines of information agencies "AK&M", ANO AZIPI and Interfax

8). The Issuer also discloses information that can provide a significant influence on the Issuer's securities value.
These announcements are published within the following terms since the respective event occurrence:

- *In the newslines of information agencies "AK&M", ANO AZIPI and Interfax – within 1 (one) day;*
- *In Internet at HTTP://WWW.KUZBASSENERGO.RU/- within 2 (two) days..*

Text of an announcement of events that can provide a significant influence on the Issuer's securities value will be available at HTTP://WWW.KUZBASSENERGO.RU/ for 6 (six) months since the date of its publishing in Internet.
Information on data that can provide a significant influence on the Company securities value will be submitted by the Issuer to the registration agency within 5 (five) days since the occurrence of the respective event.

*9) The Issuer discloses information concrning the content of its Articles of association with all introduced amendments by publishing it in Internet at HTTP://WWW.*KUZBASSENERGO.*RU.*
*In case amendmens are introduced into the Articles of associaion of the Issuer (Articles of association new revision adoption), the Articles of association text with introduced amendments (Articles of association new revision adoption) shall be published by the Issuer in Internet at HTTP://WWW.*KUZBASSENERGO.*RU within 2 (two) days since the Issuer receives a written notification (certificate) of the Authorized body concerning the State registration of such amendments (State registration of the Articles of association new revision adoption), an in cases provided by Federal law amendments in the Articles of association are effective for third parties since the date of notifying the Authorized body, - within 2 (two) days since the date of such notification.*
*In case of Articles of association new revision adoption the old text of the Articles of association shall be available in Internet at HTTP://WWW.*KUZBASSENERGO.*RU for at least 3 (three) months since the date of publication in Internet of the new Articles of association revision.*
*The Issuer publishes the texts of inner documents regulating the activity of its bodies in Internet at HTTP://WWW.*KUZBASSENERGO.*RU within 2 (two) days since the date of the General Meeting of Shareholders (Boards of Directors meeting) protocol (since the date of term expiration, specified by the Russian Federation laws for drawing the protocol), where the respective inner document was approved.*
*In case amendmens are introduced into the inner documents regulating the activity of Issuer bodies (inner documents new revision adoption), the texts of the specified inner documents with introduced amendments (new revision texts of the specified inner documents) shall be published by the Issuer in Internet at HTTP://WWW.*KUZBASSENERGO.*RU within 2 (two) days the date of the authorized Issuer body meeting (session) protocol (since the date of term expiration, specified by the Russian Federation laws for drawing the protocol), where the decision was made concerning the introduction of amendments (new revision adoption) into the specified inner documents.*
*In case of inner documents new revision adoption the old text of the inner documents shall be available in Internet at HTTP://WWW.*KUZBASSENERGO.*RU for at least 3 (three) months since the date of publication in Internet of the new revision of the respective document.*

III. Major Information Concerning the Financial and Economic State of the Issuer

3.1. Issuer's Financial and Economic Activity Indicators

Indicators dynamics characterizing the financial state of the Issuer for the last 5 completed financial years, or for every completed financial year in case the Issuer carries out its activity less than 5 years, as well as for the last completed accounting period before the approval date of the Prospectus (information is provided in the form of a table, indicators are provided for the completion date of every completed financial year and for the completion date of the last completed accounting period before the approval date of the Prospectus).

Indicator designation	Accounting period					
	31.12.2002	*31.12.2003*	*31.12.2004*	*31.12.2005*	*31.12.2006*	*30.09.2007*
Issuer's net assets value, RUB. *According to practice specified by the Ministry of Finance of the Russian Federation*	*20,847,542,000*	*24,851,878,000*	*24,389,890,000*	*27,343,343,000*	*17,594,527,000*	*20,094,071,000*
Relation of the raised funds to the capital and reserves, % *(long-term liabilities by the end of accounting period + short-term liabilities by the end of accounting period) / (capital and reserves by the end of accounting period) x 100*	*30.90*	*32.74*	*35.60*	*25.94*	*22.38*	*25.71*
Relation of short-term liabilities amounts to the capital and reserves, % *(short- term liabilities by the end of accounting period) / (capital and reserves by the end of accounting period) x 100*	*18.79*	*23.59*	*20.60*	*19.20*	*12.48*	*15.79*
Cover of debt servicing payments, % *(net profit for the accounting period + depreciation deductions for the accounting period) / (liabilities payable in the accounting period + interests payable in the accounting period) x 100*	*38.50*	*26.89*	*23.89*	*48.93*	*40.17*	*67.87*
Level of overdue accounts payable, % *(Overdue accounts payable by the end of the accounting period) / (long-term liabilities by the end of accounting period + short- term liabilities by the end of accounting period) x 100*	*4.26*	*1.88*	*0.20*	*0.16*	*0.41*	*0.15*
Receivables turnover, times *(earnings) / (accounts receivable by the end of the accounting period – authorized capital contributions indebtedness of participants (founders) by the end of the accounting period)*	*4.52*	*3.58*	*4.48*	*9.07*	*14.70*	*5.34*
Dividends payout ratio, % *(ordinary shares dividends on the basis of completed financial year) / (net profit on the basis of completed financial year -*	*0.0*	*0.0*	*0.0*	*36.71*	*58.78*	*0.45*

preference shares dividends on the basis of completed financial year) x 100						
Labour productivity, RUB/person *(Earnings) / (average list number of employees)*	*860,078*	*1,228,538*	*1,544,152*	*2,082,453*	*2,452,592*	*1,793,746*
Depreciation deductions related to earnings volume, % *(depreciation deductions) / (earnings) x 100*	*9.50*	*9.79*	*10.60*	*9.94*	*9.20*	*7.71*

Note. Indicators calculation:
-***"Issuer's net assets value"***: According to practice specified by the Ministry of Finance of the Russian Federation (F.No.1 by the end of accounting period without subsidiaries line 190 + line 290 – line 244 – line 590 – line 690 + line 640);
-***"Relation of the raised funds to the capital and reserves,%"***: (line 590 F.No.1+line 690 F.No.1 by the end of accounting period without subsidiaries) : (line 490 F.No.1 by the end of accounting period without subsidiaries) x100;
-***"Relation of short-term liabilities amounts to the capital and reserves, %"***: (F.No.1 by the end of accounting period without subsidiaries line 690 : line 490);
-***"Cover of debt servicing payments, %"***: (line 190 F.No.2 by the end of accounting period without subsidiaries + F.No.5-3 by the end of accounting period without subsidiaries) : (line 390 F. No.4 by the end of accounting period without subsidiaries + line 070 F.No.2 by the end of accounting period without subsidiaries)x100;
-***"Level of overdue accounts payable, %"*** (overdue accounts payable according to accounting explanatory note by the end of accounting period without subsidiaries): (line 590 F.No.1 by the end of accounting period without subsidiaries + line 690 F.No.1 by the end of accounting period without subsidiaries)x100;
-***"Receivables turnover, times":*** (line 010 F.No.2 by the end of accounting period without subsidiaries): (line 230 + line 240 – line 244 (authorized capital contributions indebtedness of participants (founders)) F.No.1 by the end of accounting period without subsidiaries);
-***"Dividends payout ratio,%"***: (ordinary shares dividends on the basis of completed financial year) / (net profit line 190 F.No2 on the basis of completed financial year – preference shares dividends on the basis of completed financial year) x 100;
-***"Labour productivity"***: (line 010 F.No.2 by the end of accounting period without subsidiaries): (average list number of employees from P-4 form by the end of accounting period without subsidiaries);
-***"Depreciation deductions related to earnings volume":*** (depreciation deductions from F.No.5-3 by the end of accounting period without subsidiaries): (line 010 F.No.2 by the end of accounting period without subsidiaries)x100.

Te Issuer is not a credit organization.

The Issuer financial solvency analysis on the basis of the provided indicators economic analysis:
The amount of net assets is the basic indicator of an enterprise financial state stability. In the result of financial and economic activity of SC Kuzbassenergo in 2006 and 9 months of 2007 the net assets diminished compared to those for the previous 5 years, which is explained by a significant change of the Company activity conditions (reorganization in the form of spin-off as off July 1, 2006). Net assets data analysis as of September 30, 2007 and December 31, 2006 indicates increase by 2,499,544 RUB (14.21%), which is due to the Company structure change (affiliation of Barnaul branch on January 1, 2007).
During the period under examination the dependence of the Company on raised funds have been reduced, which is proved by the financial dependence ratio dynamics from 30.90% (2002 data) to 25.7% as of September 30, 2007.
The cover ratio of debt servicing payments has significantly increased: its level equals to 67.87% for 9 months of 2007, which is the highest level for the reviewed periods.
Overdue accounts payable level of all liabilities has reached 0.15%. This is an evidence of the Company ability to clear its liabilities without considerable delays.

3.2. The Issuer Market Capitalization

Information on the market capitalization of the Issuer, being an Open Joint-Stock Company, which ordinary registered shares are admitted by a trade institutor to the securities market, for the last 5 completed financial years, or for every completed financial year in case the Issuer carries out its activity less than 5 years, providing data on market capitalization as of completion date of every completed financial year and as of completion date of the last completed accounting period before the Prospectus approval date:

Market capitalization is calculated as a multiplication of shares amount of the corresponding category by the market price of one share disclosed by the trade in the securities market and determined according to the Procedure of

calculating market price of equity securities and investment shares of investment unit funds, admitted to circulation via trade institutors, and approved by Federal Commission on Securities Market Decree No. 03-52/nc as of December 24, 2003 (registered in the Ministry of Justice of the Russian Federation on January 23, 2004, registration No. 5480).

Market capitalization of SC Kuzbassenergo for 2002-2006 and as of September 30, 2007 (RUB)

31.12.2002	*31.12.2003*	*31.12.2004*	*31.12.2005*	*31.12.2006*	*30.09.2007*
*20,847,542,000**	*24,851,878,000**	*24,389,890,000**	*15,145,699,631*	*44,359,066,884*	*45,547,147,932*

** Market capitalization as of December 31, 2002, December 31, 2003, December 31, 2004, was determined on the basis of net assets value of the Issuer as within the last 90 trade days less then 10 transactions were made via trade institutors (OAO Stock Exchange RTS, ZAO Stock Exchange MMVB). SC Kuzbassenergo net assets value calculation was carried out on the basis of method provided in the Procedure for evaluation of joint-stock companies net assets value, approved by the Ministry of Finance of the Russian Federation Resolution No.10n/03-6/pz as of January 29, 2003.*

Market capitalization as of December 31, 2005 was determined on the basis of price of 10 major transactions for 3 months, which equals to 24.98615 RUB according OAO Stock Exchange RTS, and amounted to 15,145,699,631 roubles (24.98615 x 606,163,800).

Market capitalization as of December 31, 2006 and September 30, was calculated as the multiplication of the shares quantity by market price of one share disclosed by ZAO Stock Exchange MMVB, as during the last trade day there were 10 and more securities transactions.

3.3. Issuer Liabilities

3.3.1. Accounts Payable

Information on the total amount of accounts payable of the Issuer (the amount of long- and short-term liabilitis with the deduction of debts to participants (founders) on profits, future periods profits, reserves of future expenses and payments) with a separate provision of accounts payable for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years:

Indicator designation	Accounting period				
	31.12. 2002	*31.12. 2003*	*31.12. 2004.*	*31.12. 2005*	*31.12 2006*
Total amount of long- and short-term liabilities, RUB	*6,351,934,000*	*8,056,039,000*	*8,324,134,000*	*6,212,279,000*	*3,883,669,000*
Total amount of overdue accounts payable, RUB	*273,752,000*	*152,572,000*	*16,778,000*	*11,186,000*	*16,186,000*

Total amount of long- and short-term liabilities was calculated according to the Resolution on information disclosure by the equity securities Issuer, approved by the Federal Fiancial Markets Service Decree.

Information on overdue accounts payable, including credit or loan agreements, as well as debt securities issued by the Issuer (bonds, bills of exchange and etc.), reasons for default and consequences that occurred or may occur in the future due to default on liabilities, including sanctions charged to the Issuer and terms (proposed terms) of clearing overdue accounts payable:

SC Kuzbassenergo accounts payable (including credits and loans) increased by 936,785 thou RUB for the accounting period compared to 2006 data. Short-term accounts payable increased by 862,061 thou RUB or by 1.4 times, long-term accounts payable increased by 74,724 thou RUB or by 5.6%.

Overdue accounts payable amount to 7,851 thou RUB (0.2 % of all liabilities), decrease as compared to data by the end of 2006 is 8,335 thou RUB (by 2 times), which characterizes the increase of the Company financial solvency. There are no overdue liabilities as regards credit or loan agreements, as well as securities (bills of exchange).

Issuer's acounts payable structure with maturity term for the last completed financial year and last completed accounting period before the Prospectus approval date in the form of table. Indicators values are provided by the completeion date of the last completed financial year and the last completed accounting period before the Prospectus approval date.

Accounts payable designation	*31.12.2006*	*30.09.2007*
	Maturity term	Maturity term

	less than 1 year	over 1 year	less than 1 year	over 1 year
Accounts payable to suppliers and contractors, RUB	*486,156,000*	*883,347,000*	*975,545,000*	*687,885,000*
including overdue, RUB	*5,008,000*	*0*	*7,268,000*	*0*
Accounts payable to company personnel, RUB	*25,401,000*	*0*	*51,422,000*	*0*
including overdue, RUB	*0*	*0*	*0*	*0*
Accounts payable to budget and state off-budget funds, RUB	*17,946,000*	*7,941,000*	*476,408,000*	*19,382,000*
including overdue, RUB	*0*	*0*	*477,000*	*0*
Credits, RUB	*812,926,000*	*433,845,000*	*857,737,000*	*704,255,000*
including overdue, RUB	*0*	*0*	*0*	*0*
Loans, total, RUB	*10,000,000*	*0*	*0*	*0*
including overdue, RUB	*0*	*0*	*0*	*0*
including bonded debt, RUB	*0*	*0*	*0*	*0*
including overdue bonded debts, RUB	*0*	*0*	*0*	*0*
Other accounts payable, RUB	*793,704,000*	*0*	*647,082,000*	*0*
including overdue, RUB	*11,178,000*	*0*	*106,000*	*0*
Total, RUB	*2,146,133,000*	*1,336,798000*	*3,008,194,000*	*1,411,522,000*
including total ocerdue, RUB	*16,186,000*	*0*	*7,851,000*	*0*

Information on creditors possessing over 10 per cent of total accounts payable amount for the last completed accounting period before the Prospectus approval date:

30.09.2007	
Full company name	*Open Joint-Stock Energy and Electrification Company UES of Russia*
Short company name	*OAO RAO UES of Russia*
Location	*119526, Moscow, Vernadskogo prospect, bld. 101/3*
Amount of accounts payable, RUB	*912,872,000*
Amount and conditions (interest rate, penalty provisions, penalty fee) of overdue accounts payable, RUB.	-
Information on affiliation	*It is an affiliated person. Possesses 42.06% of the Issuer's shares*

Liabilities to RAO UES of Russia equals to 20.6% of all accounts payable and is cleared according to the approved schedule.
The Issuer is not a credit Эмитент organization..

3.3.2. Credit History of he Issuer

Fulfillment of liabilities by the Issuer against credit and/or loan agreements that were in force before and on the completion date of the last completed accounting period before the Prospectus approval date with the principal debt amount 5 and more per cent of the Issuer's assets balance sheet value on the completion date of the last completed accounting quarter preceding the conclusion of the respective agreement, as well as other credit and/or loan agreements, which are considered significant by the Issuer.
There are no liabilities of the Issuer against credit and/or loan agreements that were in force before and on September 30, 2007 with the principal debt amount 5 and more per cent of the Issuer's assets balance sheet value on the completion date of the last completed accounting quarter preceding the conclusion of the respective agreement, as well as other credit and/or loan agreements, which are considered significant by the Issuer.

In case the Issuer issued bonds, fulfillment of liabilities is described against every bonds issue, which aggregate nominal value equals to 5 and more per cent of the Issuer's assets balance sheet value on the completion date of the last completed quarter preceding the state registration of he bonds issue summary report.
On the Prospectus approval date the Issuer has no distributed bonds.

3.3.3. Issuer's Liabilities Against Guarantees Provided to Third Parties

Information on total amount of Issuer's liabilities against provided by it guarantees and total amount of third party liabilities, against which the Issuer provided guarantees to third parties, including in the form of pledge or bail, on the completion date of every out of 5 last completed financial years, or on the date of every last completed financial year in case the Issuer carries out its activity less than 5 years:

Indicator designation	*31.12. 2002.*	*31.12. 2003*	*31.12. 2004*	*31.12. 2005*	*31.12. 2006*
Total amount of the Issuer's liabilities against provided by it guarantees, thou RUB.	-	-	-	-	*409,501*
Total amount of third party's liabilities, against which the Issuer provided guarantees to third parties, thou RUB	-	-	-	-	*281,000*

There have been no fact of nonfulfillment or improper fulfillment of liabilities to third parties for all periods under review.

Information on every Issuer's obligation concerning provision of guarantees to third parties, including including in the form of pledge or bail, for the last completed financial year and the last completed accounting period before the Prospectus approval date, making up at least 5 per cent of he Issuer's assets balamce sheet value on the completion date of the last completed quarter preceding the guarantee provision.
As of end of 2006 and 9 months of 2007 the Issuer had no obligation to provide guarantees to third parties (including in the form of pledge or bail) making up at least 5% of he Issuer's assets balamce sheet value on the completion date of the last completed quarter preceding the guarantee provision.

3.3.4. Other Issuer's liabilities

Agreements of the Issuer, including forward deals, not reflected in the accounting balance sheet, which can considerably influence the financial state of the Issuer, its liquidity, financing sources and conditions of their use, activity results and expenses:
There are no agreemnts, including forward deals, not reflected in the accounting balance sheet, which can considerably influence the financial state of the Issuer, its liquidity, financing sources and conditions of their use, activity results and expenses.

Factors, by which the aforesaid liabilities can cause above mentioned changes, and probability of their occurence:
none.

Reasons for Issuer entering into such agreements, prospective Issuer's beneft of suchagreements, and reasons why such agreements are not reflected in the Issuer balance sheet:
Not specified due to the non-availability of such agreements.

In what cases the Issuer can bear losses in respect to these agreements, probability of such events occurrence and maximum size of losses:
Not specified due to the non-availability of such agreements.

3.4. Issue Purposes and Fields of application of the Means Raised Due the Distribution of the Equity Securities

The issue purpose is to decrease the nominal value (splitting) of the Issuer's shares, carried out without decrease of the authorized capital. Acquisition of financial means in the result of the distribution is not envisaged.

3.5. Risks associated with the Acquisition of the Distributed Equity Securities

Developing markets, in particular markets of the Russian Federation, are characterized by a higher level of risks than more developed markets, including significant legal, economic and political risks. It shall be taken into account that developing economies like economy of the Russian Federation are subject to quicj changes. Correspondingly, investors

shall carefully evaluate own risks and make a dicision on the investments expediency considering the existing risks. Practically, investments in developing markets suits to qualified investors who are completely aware of the level of existing risks. At the same time, investors are advised to consult their own legal and financial advisers before investing into Russian securities.

3.5.1. Industry Risks

Influence of a possible situation deterioration in the Issuer industry sector on the ssuer activity and fulfillment of liabilities against securities. The most significant in the Issuer industry sector possible changes are provided (separately for domestic and foreign markets), as well as possible actions of the Issuer in that case:
Risks conneced to changes of the market price in the day-ahead market;
Risks conneced to competiotion with hydro generation, WGC, TGC and other generations;
Risks conneced to entry into markets of new energy producing companies;
Risks conneced to the decrease of electricity consumption rates;
Risks conneced to intensive growth of prices for coal, metal production, chemistry production compared to tariffs growth rate.
All these risks, and also due to tha fact that owing to a large share of hydroelectric power plants in the power generation structure the price can significantly fall during wet years, can lead to the noncompetitivness of many power plants of the Issuer. Taking into account that according to the wholesale market restructuring plan the volume of electric power purchased for regulated prices is to be decreased, evaluation of this type of risk obtains a greater significance with every passing year and requires:
- ***training of high qualified personnel to evaluate the risks;***
- ***increase of Issuer operating efficiancy in the day-ahead market;***
- ***application of flexible approaches by forming price bids for power supply considering the state of market and regime conditions;***
- ***obtaining of additional profit in the system services market;***
- ***increase of free long-term agreements with bulk consumers to 70%.***

Risks associated with ageing and gradual incapacitation of main energy assets, change of power plants output due to fluctuation of thermal load or idle discharge menace in hydro electro power plants.
To reduce risks associated with gradual incapacitation of energy assets substantial investments are necessary that are possible by attrating investors. That is why the Issuer has developed an investment program, which will allow replacement of equipment that worked out its resource on the account of depreciation deductions and attraction of investments, including for the deployment of new highly effectie generation facilities. This will allow provision of electrical and thermal energy to the southern part of Kemerovo region and expansion of the sale market for coal producing companies.

The Issuer is not engaged in any activity in foreign markets.

Risks associated with possible changes of price for materials and services used by the Issuer in its activity (separately for domestic and foreign markets) and their influence on the Issuer's activity and liabilities against securities:
To risks associated with possible change of price for materials used by the Issuer belongs the risk of price change for fuel used by the Issuer. This type of risk can lead to the increase of prime cost and cosequently to the deterioration of financial and economic activity results. Issuers actions to diminish such risks:
- ***improvement of operative (including fuel) efficiency of the Issuer by the means of process costs reduction and fuel saving in the context of the Issuer investment program;***
- ***conclusion of long-term agreements with suppliers for stable prices known in advance;***
- ***as consequence, price formation according to known prices for energy carriers***

There is also risk associated with the possible price change for equipment and other material support resources used by the Issuer in its activity.

Issuers actions to diminish such risks:
- ***development of competitive environment in the field of acquiring works and services via arrangement of open tender system;***
- ***optimization of expenses for repair and operational needs and capital construction.***

Risks associated with price changes in foreign markets are not essential for the Issuer as the Issuer does not import materials or services.

Influence of the aforesaid risks on the Issuer's activity and liabilities fulfillment: ***Influence of the aforesaid risks on the Issuer's activity and liabilities fulfillment is evaluated as insignificant.***

The Issuer is not engaged in any activity in foreign markets.

Risks associated with a possible change of price for products and/or services of the Issuer (separately for domestic and foreign markets) and their influence on the Issuer's activity and liabilities against securities:
Tariff regulation risks are the most serious and dificult to control. Tariff regulation completely determines the business profit base.
Tariff regulation policy in 2007 remained the same: there is a tariff window with strictly determined maximum and minimum tariff limit levels. Energetics shall stay within these limits. Due to these restriction the tariff growth rate lacks behind the inflation, which causes shortfalls in income of power companies.
The tariffs do not envisage investors' interests, so the company still remains low-attractive for investments.
Since today's tariffs are not tansparent the investor can not estimate the pay-back period.
There is a risk of tariffs freezing or directive reduction, or approval of tariffs not adequate to the Issuers expenditures. Issuer employees continuously work with Federal Tariffs Service and Regional Energy Commission in order to approve a justified level of triffs.
To diminish the tariff regulation risks by the Issuer, pursuat to SC Kuzbassenergo Decree No.258 as of March 26, 2007, Standing orders of Kuzbassenergo tariffs management have been approved, which determine the functions, order and methods of tariffs management in the Issuer.

Influence of the aforesaid risks on the Issuer's activity and liabilities fulfillment: ***Influence of the aforesaid risks on the Issuer's activity and liabilities fulfillment is evaluated as insignificant.***

The Issuer is not engaged in foreign-trade operations, the whole volume of electrical and thermal energy is realized in the domestic market. In this respect there are no risks associated with possible product price change in foreign markets.

3.5.2. Country and Regional Risks

Risks associated with the political and economic situation in the country(-s) and region where the Issuer is registered as a taxpayer and/or carries out major activity, provided that the major activity of the Issuer in the country (region) makes at least 10% profit for the last completed accounting period preceding the Prospectus approval date:
Risks associated with the imperfection or changes of the energy wholesale market functioning rules:
Main changes in the legislation are due to the currently realized reform. In this respect the Issuer is subject to this type of risks on a general basis;
Risks associated with a possible nonfulfillment of rules of operation in the market, regional business practice standards;
Risks associated with the lack of qualified staff for the current activity and realization of strategic initiatives in new market conditions;
Risks associated with the dependence of motivation and social guarantees on the Branch tariff agreement in the electric-power industry of the Russian Federation;
Absecne of a sufficient number of educational institutions oin the region training personnel for energetics.

Country risks

The Issuer is not engaged in any activity beyond the Russian Federation, so the main influence on the Issuer activity is made by the political and economic situation in the Russian Federation. The most considerable country risk factor for the Issuer is a possible slowdown of economic growth rate in the Russian Federation, which can cause fall of demand for electric power and output realized by the Issuer, and reduction of the Issuer income from its main activity. Such economic growth rate slowdown can be caused by a external economic shock (crisis in international financial makets or drastic fall of oil prices) or inner reasons.

A significant influence of such risks on the Issuer economy is unlikely.

Regional risks

The Issuer evaluated political and economic situation in the regions of its activity as relatively stable. Further economic development of the regions will positively affect the Issuer activity and its financial state. Negative changes in the Issuer activity regions and in the Russian Federation in general that can adversely affect the activity and economic position of the Issuer are not expected in the near future.

Proposed actions of the Issuer in case of adverse influence of situation change in the country(-s) and region of its activity:

In its activity the Issuer takes into account both country and regional risk. The Issuer management structure is fit for the fastest response to the rise of adverse and emergency situations. Issuer's actions in such situation have their aim to minimaze losses and reduce the adverse effect on the results of its activity.
In order to reduce regional risks the Company implements emergency situations insurance. The Company's Board of Directors (Protocol No. 24/12 as of May 31, 2007) has approved Resolution on the Copany insurance coverage provision for the period till January 1, 2010.

Risks associated with possible military conflicts, state of emergency and strikes in the country(-s) and region where the Issuer is registered as a taxpayer and/or carries out main activity:
Risk of an open militaryconflict or announcement of the state of emergency is considered as minimally possible on the regional level, as ethnical and social tensity in the region is not critical. Nevertheless there is arisk of terrorist attacks, for the minimization of which security measures have been toughened on vital Issuer's objects. Objects engaged in a continuous production process and power supply (power plants territory, coal depots, fuels and lubricants bases, pump and hydraulic installations, ash dumps and etc.) have been taken under special control.
Motor transport and personnel admission regime has been toughened in eterprises, including application of handheld and stationary metal finders. Coperation has been made more intense between extradepartmentsl security companies with GIBDD (road police), Department of Internal Affairs and Emergency Situations Ministry standby units.
24-hour video surveilance and patrolling, including with guard dogs and motor transport, have been implemented on the most important and remote objects of power system enetrprises.
Operative personnel have gone through special training concerning their actions in case of emergency situations or ananymous calls as regards possible terroristic attacs on power economy objects of Kemerovo region and Altai territory.

Risks associated with possible strikes **iwith reference to the region where the Issuer conducts its activity are considered minimal.**

Risks associated with geographic peculiarities of the country(-s) and region where the Issuer is registered as a taxpayer and/or carries out main activity, including advanced risk of natural disasters, possible stoppage of transport communication due to remoteness and/or inaccessability:
Risks associated with geographic peculiarities of the country and region where the Issuer carries out main activity, i.e. risk of damage from emergency situations of natural origin.
In the 2007 year forecast of emergency situations of natural and technical origin in the territoty of Siberia region of the Russian Federation (this region includes Kemerovo region and Altai territory) в данный регион входят Kemerovo region и Алтайский край) main sources of natural emergency situations occurrence were determined as: unfavorable and hazardous meteorologic events, floods and high water, snow avalanches, earth quakes, exogenous pprocesses.
Floods and high water are natural hydrologic events, posing maximum hazard in the Siberia region of the Russian Federation due to regualr reiteration and maximum damage to economy and socal environment.
<u>Kemerovo region.</u> The area of possible impoundment mayinclude up to 24 settlements located in the Tom river flood-plain.
<u>Altai territory.</u> The high waters analysis for the last years indicates that during the spring flood period there is a possibility of ice clogging on rivers Biya, Ob, Chumysh and Charysh.
Fires and explosions in housing and public utilities and power generation objects prevail in the structure of technogenic emergency situations and incidents.

3.5.3. Financial Risks

Susceptibility of the Issuer to risks associated with changes of interest rates, foreign currency exchange rates, Issuer's activity or hedging implemented by the Issuer in order to reduce the adverse effecs of the above mentioned risks:

Within the Issuer's investment program it is planned to attract various borrowed funds and clear related liabilities in a timely manner. So the Issuer is exposed to risks associated with change of interest rates on interest-bearing liabilities. Adverse change of interest rates for the Issuer is the growth of interest rates, which can increase the borrowed funds servicing expenses.
Hoever, monetary policy currently implemeted in the Russian Federation is directed towards the reduction of interest rates, so the negative impact of the factor on the Isuer's activity is considered by the latter as unlikely.

Susceptibility of the Issuer financial state (its liquidity, financial sources, activity results and etc.) to the change of currency rate: ***Financial state of the Issuer (its liquidity, financial sources, activity results and etc.) depends on the currency rate fluctuations insignificantly due to the following facts:***

- ***The Issuer is not engaged and does not plan to be engaged in business activity in foreign markets;***
- ***The Issuer's assets and liabilities are nominated in Russian roubles.***

Proposed actions of the Issuer in case of adverse influence of interest and currency rates change on its activity: ***Due to the fact that Issuer's business activity depends on the currency rate fluctuations insignificantly the Issuer'sactions in this respect are not considered.***

Proposed Issuer'sactions in case of interest rate change:

- ***attraction of long-term credits and loans in order to reduce adverse effect of short-term interest rate fluctuations;***
- ***decrease of credits and loans share in the Issuer's turnover means.***

It is specified in what way the inflation can tell upon payments on securities; inflation critical values, (according to the Issuer's opinion), as well as proposed Issuer's actions to reduce the risks are provided: ***Adverse effect of inflation on the financial and economic activity of the Issuer can be limited to the following risks:***

- ***risk of losses connected to losses in the actual value of accounts receivable by a considerable paymnet postponement or delay;***
- ***risk of prime cost increase for products, works and services due to the increase of energy carriers prices, transport expenses, sallary and etc.***
- ***risk of actual value reduction of investment program means.***

Scheduled inflation rates specified by the Russian Federation Government as its economic policy goals are carried out in general and have a downtrend. Nevertheless, Тем не менее, in case of inflation rates growth the Issuer plans to increase turnover of funds on the account of changing contractual relationships with consumers. Taking into account the annual tariff rise limit of 15-25% and prospective profitability of the activity, the inflation rate, which can cause difficulties for the Issuer is approximately 40% per year.

In case the inflation rate will exced the specified critical values the Issuer plans to:

- ***increase the share of short-term financial instruments in its assets;***
- ***decrease the turnover terms of accounts receivable;***
- ***take measure for the expenditures adjustment;***
- ***exclude surplus of free monetray means.***

The Issuer financial accounting indicators mostly exposed to changes due to the influence of the aforesaid financial risks: ***Main indicator mostly exposed to changes due to financial risks is the Issuer's profit. With the increase of interest rates also grow the interst payments related to the use of commercial banks credits. Consequently the Issuer's profit falls down. Besides, the profit is subject to the influence of resc related to the increase of inflation rates as the profit can fall down due to the growth of products, works and services prime cost and due to tariff fixation on the legislative level.***

Risks influencing the Issuer's financial accounting indicators, probability of heir occurrence and character of changes in the accounting:

No	Risk	Risk probability	Accounting changes character
1	Interest rate growth	SC Kuzbassenergo credit policy is directed towards attraction of credit resources with the most favorable credit conditions, and reduction of credit resources servicing expenses. Borrowed funds were attracted by the Company with the interest rate lower than the refinance rate set by the Central Bank of the Russian Federation (10.0%). As of September 30, 2007 average interest rate for using credit resources by the company equaled to 9.7%, the share of credits without bid security equaled to – 90.1% of all short-term credits debt. Risks probability exists but thier influence is insignificant, as interest payments make up a small part	Increase of operational costs in the profits and losses report, reduction of profit.
2	Currency rate change	Risk probabilityequals to nil as the Company makes no payments in foreign currency.	
3	Inflation	Risk probability is insignificant as deflators are taken into account during tariffs calculation.	Growth of inflation will cause increase of operational costs in the profits and losses report, reduction of profit. Reduction of inflation will cause contraryeffect.

Financial risks mentioned above can cause deteroration of net profit, increase of costs and consequently the prime cost. These factors will entail the necessity to attract additional funds, which wil lead to the growth of accounts payable.
Changes in the accounting: growth of expenses, falldown of profit.

3.5.4. Legal Risks

Legal risks associated with the Issuer's activity (separately for the domestic and foreign markets):
The Issuer does not export products, works and services. In this respect legal risks associated with its activity are described only for the domestic market. In general, legal risk associated with the Issuer's activity are typical for the majority of business activity subjects working in the territory of the Russian Federation.

Risks associated with changes in the currency regulation:
Amendmets of laws on currency regulation and control will not tell upon the Issuer's activity as all its expenses are nominated in national currency and do not belong to settlements with foreign suppliers.

Risks associated with amendments to tax laws:
Like any other business activity subject the Issuer is a participant of tax relationships. Currently, Internal Revenue Code and a number of laws are in effect in the Russian Federation that regulate various taxes set by Federal and regional institutions. Applied taxes include, in particular, value added tax, income tax, property tax, unified social tax and other assessments. Relative statutory acts contain indefinite language. Besides, different state services and authorities, along with their representatives, often disagree on legal interpretation of issues, which creates ambiguity and certain contradictions. Preparation and submition of documents is under jurisdiction and control of different authorities legally entitled to charge substantial penalties, sanctions and fees.

Risks associated with alteration of customs controle rules and customs fee:
Alteration of customs controle rules and customs fee imposes no risks on the Issuer.

Risks associated with alteration of the Issuer's main activity licensing requirements or licensing of the right to use objects with a limited turnover period (including natural resources):

Alteration of the Issuer's main activity licensing requirements can cause the increase of documents preparation period necessary for the prolongation of the license, as well as cause the necessity of he Issuer's compliance with the set requirements. However, in general this risk shall be considered insignificant, except for the cases when for the license prolongation or conduct of activity subject to licensing requirements will be provided, which can not be met by the Issuer, or compliance with which will be associated with excessive costs and can lead to the termination of the Issuer's activity.

Risks associated with changes in judiciary law as regards issues related to the Issuer's activity (including licensing issues), which can have an adverse effect on its activity, as well as on results of current judicial proceedings, in which the issuer participates:

The Issuer carefully studies changes of judiciary law related to its activity (including licensing issues) in order to take these changes into account in its activity in proper time. Judiciary law is analized at the level of Supreme Court of the Russian Federation, Supreme Arbitration Court of the Russian Federation, and also at the level of district Federal Arbitration Courts. Legal position of the Constitutional Court of the Russian Federation is analyzed as regards certain law enforcement issues. Changes of judiciary law can lead to judicial decisions not in favor of the Issuer, which can adversely affect its activity results. There are risks of judiciary laws forming concerning issues related to economic concequences of energy generation Joint-Stock Companies reorganization, which will be not in favor of regeonal generation companies.

3.5.5. Risks Associated with the Issuer's Activity

Risks peculiar exclusively to the Issuer, including:

Risks associated with current legal procedures, in which participates the Issuer:

Plaintiff	*Defendant*	*Subject matter and amount of claim (application)*	*Results*
Environmental prosecutor's office	*SC Kuzbassenergo*	*canvassing to achieve maximum permissible emissions to the atmosphere by Novo-Kemerovo TPP*	*Satisfaction of requirements refused. Decision of the appellate court as of July 13, 2007 recalled the first instance decision; the case is directed for reconsideration. During new session the Company motion as regards the appointment of technical expert examination was satisfied and consideration of the case was suspended*
Environmental prosecutor's office	*SC Kuzbassenergo*	*canvassing to achieve maximum permissible emissions to the atmosphere by Kemerovo TPP*	*Satisfaction of requirements refused. Decision of the appellate court as of August 15, 2007 recalled the first instance decision; the case is directed for reconsideration. Court session was appointed on September 10, 2007 in the course of which the Company motion as regards the appointment of technical expert examination was satisfied and consideration of the case was suspended*
Novokuznetsk Interdistrict Environmental prosecutor's office	*SC Kuzbassenergo*	*canvassing to achieve maximum permissible emissions to the atmosphere by Kuznetsk TPP*	*Preliminary session is appointed on January 31, 2008.*
Environmental prosecutor's office	*SC Kuzbassenergo*	*canvassing to achieve maximum permissible emissions to the atmosphere by Kemerovo State District Power Station*	*Plaintiff's claims satisfied. The appellate court upheld the judicial decision. Supervisory appeal is put in.*
Federal Tax Service Inspectorate of the Russian Federation for Kemerovo	*SC Kuzbassenergo*	*on collection of 40,168,782 rubles of sanctions, charged by decision No. 250 as of April 10, 2003, passed on the results of field tax audit.*	*The appellate court decision as of October 10, 2007 upheld judicial acts as regards the collection of sanctions in full force. Appeal was submitted on supervisory review of*

			the judicial acts.
KOAO Azot	*SC Kuzbassenergo*	*On the recognition of Kemerovo Administration refusal to approve unified sanitary protection area illegal; on canvassing to approve Detail design of unified sanitary protection area arrangement in Petrozavodsky village, Kemerovo*	*The appellate court decision as of May 28, 2007 partially satisfied KOAO Azot claim: Kemerovo Administration refusal to approve unified sanitary protection area was recognized illegal, claims to approve Detail design of unified sanitary protection area were dismissed. Decision of Federal Arbitration Court of West Siberia District as of July 7, 2007 recalled the appellate court decision; the case is directed for reconsideration. Case proceedings are suspended.*
SC Kuzbassenergo	*Russian Federation Federal Tax Service Interdistrict Inspectorate for Supervisory Committee No. 4*	*On the annulment of decisions No.16-14/108 as of November 15, 2007, No.16-14/109 as of November 15, 2007 as regards additional charge of VAT for July 2006 at the amount of 10,366,652 roubles, for August 2006 at the amount of 9,680,781 roubles, due to non-inclusion into the ratable base of imbalance amounts of FWEPM, as average.*	*Decisions appealed to court. Court session is not appointed.*
SC Kuzbassenergo	*Russian Federation Federal Tax Service Interdistrict Inspectorate for Supervisory Committee No. 4*	*On the annulment of decision No.16-14/02-47/058 as of September 24, 2007 as regards additional charge of income tax for 2006 at the amount of 26,729,910 roubles, due to the exclusion imbalance amounts of FWEPM from the composition of income*	*Court session is appointed on February 14, 2008*
SC Kuzbassenergo	*Russian Federation Federal Tax Service Interdistrict Inspectorate for Supervisory Committee No. 4*	*On the annulment of decision No. 1 as regards collection of penalty on VAT on the account of monetary means in banks, charged according to decision No 250 as of April 10, 2003 on the basis of field tax audit at the amount of 149,784,997 roubles.*	*149,784,997 roubles collected from SC Kuzbassenergo without recourse to court. First instance court decision as of May 21, 2007 satisfied the claims. The appellate court of Moscow decision as of August 10, 2007 the judicial decision is left unchanged. By the appellate court decision as of November 26, 2007 the case was remanded for reconsideration.*

SC Kuzbassenergo	*Russian Federation Federal Tax Service Interdistrict Inspectorate for Supervisory Committee No. 4*	*Annulment of decision of field tax audit No.02-47/013 as of June 9, 2007. Disputed amount taking into account the appellant motion as regards itemization of claims subject:* *82,355,321.8 roubles of income tax, corresponding fine and penalty on the basis of article 122 of the Tax Code of the Russian Federation in the part of federal and local budgets, tax fine paid into the Russian Federation subject budget at the amount of 16,433,782 roubles, penalty on the basis of article 122 of the Tax Code of the Russian Federation for tax into the Russian Federation subject budget at the amount of 11,693,694 roubles.* *48,109,185 roubles VAT, corresponding fine and penalty on the basis of article 122 of the Tax Code of the Russian Federation*	*Moscow Court of Arbitration decision as of October 10, 2007 satisfied the claims with respect to additional charge:* *58,163,596 roubles of income tax, corresponding fine and penalty on the basis of article 122 of the Tax Code of the Russian Federation in the part of federal and local budgets, tax fine paid into the Russian Federation subject budget at the amount of 16,433,782 roubles, penalty on the basis of article 122 of the Tax Code of the Russian Federation for tax into the Russian Federation subject budget at the amount of 11,693,694 roubles.* *29,313,049 roubles of VAT, corresponding fine and penalty on the basis of article 122 of the Tax Code of the Russian Federation.*
SC Kuzbassenergo	*Russian Federation Federal Tax Service Interdistrict Inspectorate for Supervisory Committee No. 4*	*Annulment of decision No.44 as of July 18, 2007 on collection of 22,073,685 roubles of income tax, 1,339,567.71 roubles of fine, 7,903,419.20 roubles of penalty on the account of monetary means.*	*Court decision as of November 1, 2007 satisfied the claims in full force. The decision entered into legal force.*

Risks associated with the absence of posibility to prolong Issuer's license for certain type of activity or right to use objects with a limited turnover period (including natural resources):
The Isuer evaluates the risk associated with the abcense of possibility to prolong license for certain type of activity or right to use objects with a limited turnover period (including natural resources) as insignificant.

Risks associated with a possible Issuer's liability concerning third party's debts, including Issuer's subsidiaries:
Risks associated with nonfulfillment or improper fulfillment of liabilities by third parties, including Issuer's subsidiaries, related to possible Issuer's responsibility are insignificant.

Risks associated with a loss of consumers, turnover with which equals at least 10% of total profit from selling Issuer's products (works, services):

Currently this type of risk is not present for SC Kuzbassenergo as consumers are assigned to suppliers on the basis of electric power realization mechanisms under Regulated Agreements within the New Electric Power Wholesale Market model (NEPWM). The selection of counteragents under Regulated Agreements is carried out without participation of generation companies (binding of Consumers to Suppliers is done by RAO UES of Russia). One of Supplier's main responsibilities under agreements providing purchase and sale of electric power in NEPWM is supply of electric power to the Consumer, which was produced by the means of own generation equipment, or acquired in NEPWM, and one of Consumer's main responsibilities is payment for the contracted volume. This mechanism provides supply of electric power according to concluded in NEPWM contracts in any case.

3.5.6. Bank Risks

Bank risks are not available as the Issuer is not a credit organization.

In this Section 3.5 risks are described, which are significant in the Issuer's point of view. Evidently there are other risks not included in this section. Other risks unknown to the Issuer or considered insignificant potentially can have an adverse effect on the Issuer's business activity.

IV. Detailed Information on the Issuer

4.1. Issuer Background Information

4.1.1. Information on the Company Designation of he Issuer

Full company name:
KUSBASS ENERGO STOCK COMPANY OF OPEN TYPE.
Short company name:
SC KUSBASSENERGO.

Similarity of the full or short company name with foll or short company name of other legal entities:
The short company name of the Issuer is similarto designations of he following companies:
- OAO Kuzbassenergo – Regional Electric Grid Company;
- OAO Bulk Network Systems Kuzbassenergo;
- OAO Kuzbassenergosbyt;
- ZAO ATP Kuzbassenergo;
- ZAO Kuzbassenergosvyaz;
- ZAO Kuzbassenergoremont;
- OAO Kuzbassenergoremont;
- OAO Kuzbassenergoservice;
- OOO Kuzbassenergoremstroy;
- ZAO Kuzbassenergosnabkomplekt;
- ZAO Kuzbassenergomontazh.

Information on the registration of the company name of the Issuer as a trade mark or service mark:
Department of Consumer Market and Entrepreneurship of Kemerovo region certified Open Joint-Stock Energy and Electrification Company Kuzbassenergo the right to use images and (or) designations of architectural and historical symbols of Kemerovo region from January 25, 2008 to January 24 2011 (registration No. 091 as of January 25, 2008).

Company name of the Issuer is not registered as a trade mark or service mark.

Information on changes of the Issuer's company name during the period of its existence:

Full company name: *Kuzbass Energo Stock Company of Open Type*
Short company name: *AOOT Kuzbassenergo*
Inroduced on: *January 30, 1993.*
Reason of change: ***Created via conversion of state enterprise Kuzbass Production Association of Energy and Electrification in compliance with the President of the Russian Federation Decree No. 923 as of August 15, 1992 "On the implementation in the electric power industry of the Russian Federation President Decree No. 922 as of August 14, 1992 "On peculiarities of the reorganization of state enterprises, associations, fuel and energy complexes into stock companies", No. 721 as of July 1, 1992. "On managerial procedures concerning the reorganization of state enterprises, voluntary associations of state enterprises into stock companies".***
Registered by KemerovoAdministration Regulation No. 345 as of December 30, 1993.
Full company name: *Kuzbass Open Joint-Stock Company of Energy and electrification.*
Short company name: *SC Kuzbassenergo.*
Inroduced on: *July 7, 1996.*
Reason of change: ***On May 15, 1996, on the basis of requirements of the Civil Code of the Russian Federation and Federal Law No. 208-FZ as of December 26, 1995 "On stock companies", the annual General Meeting of Shareholders of SC Kuzbassenergo approved new revision of the Articles of Association of the Company. The Articles of Association were registered by the State Registration and Licensing Office of Kemerovo Administration on July 25, 1996 with No. 584.***

4.1.2. Information on the State Registration of the Issuer

<u>Before July 1, 2002.</u>

State Registration Certificate No. (other document confirming the state registration of the Issuer): *1901*
State Registration Date: *December 30, 1993.*
State Registration Agency: *Administration of Kemerovo city.*

After July 1, 2002.
Main State Registration No.: *1024200678260*
Registration Date: **July 23, 2002.**
State Registration Agency: *Ministry for Taxes and Charges of the Russian Federation Inspectorate for Kemerovo and Kemerovo Region.*

4.1.3. Information on the Issuer Foundation and Development

The Company was founded on December 30, 1993 according to the privatization scheme of Kuzbass Producation Association of Energy and Electrification (PAE&E Kuzbassenergo).

Period of the Issuer's existence since the date of its state registration: *14 years and 1 month.*

End period of the Issuer's existence: *indefinite.*

Brief description of the Issuer foundation and development:
In pursuance of the Russian Federation President Decrees No. 923 as of August 15, 1992 "On the organization of management of the electric power complex of the Russian Federation in privatization conditions", No. 1334 as of November 3, 1992 On the implementation in the electric power industry of the Russian Federation President Decree No. 922 as of August 14, 1992 "On peculiarities of the reorganization of state enterprises, associations, fuel and energy complexes into stock companies", No.721 as of July 1, 1992 "On managerial procedures concerning the reorganization of state enterprises, voluntary associations of state enterprises into stock companies", Committee for the Administration of State Property for Kemerovo region reached Decision No.330 as of December 21, 1993 "On privatization and conversion of PAE&E Kuzbassenergo into Kuzbass Energo Stock Company of Open Type".
Administration of the Kemerovo city made Resolution No. 345 as of December 30, 1992 "On registration of Stock Company of Open Type Kuzbassenergo".
The first AOOT Kuzbassenergo Meeting of Shareholders tokk place in 1994.
In 1996 two boilers PK-40, 200 MW blocks were replaced in Tom-Usinsk and Belovo State District Power Stations, which allowed reduction emission of nitrogen oxides by 2-2.5 times and reach standard values of 450 mg/cubic meter. The same reconstruction took place as regards boiler PK-10 in South-Kuzbass State District Power Station.
In 2000 SC Kuzbassenergo was successfully discharged of bancruptcy.
In 2003 SC Kuzbassenergo celebrated 60 years since foundation. In Kuznetskaya TPP P-12-3,4/1turbine was started. There also boiler was started with the capacity of 160 tons of steam per hour. In South-Kuzbass State District Power Station T-115-8,8 turbine, installed on vibratory bearings, was put into operation.
In 2004 according to preparatory program of SC Kuzbassenergo reorganization subsidiary repair and service enterprises were created: OAO Kuzbass Energy Repair Company, OAO Kuzbasssetremont, OAO Engineering and Analytical Center Kuzbasstechenergo. In the context of the reorganization work was started on the transfer of bulk power grids to the Federal Grid Company.
In 2005 the Board of Directors of ROA UES of Russia reached a decision on SC Kuzbassenergo reforming. On December 30, 2005 SC Kuzbassenergo Meeting of Shareholders reached a decision on the Company reorganization. On the basis of work results in 2004-2005 SC Kuzbassenergo was awarded honorary title "Leader of the Russian Economy 2005".
On July 1, 2006new companies spinned-off from SC Kuzbassenergo were registered in taxation agencies. The following companies were registered as legal entities and received all documents necessary for independent work: OAO Kuzbassenergo – Regional Electric Grid Company, OAO Kuzbass Energy Marketing Company, OAO Bulk Electric Grids Kuzbassenergo, OAO West-Siberian TPP, OAO South-Kuzbass State district Power Station.
In October 2006 Barnaul branch of SC Kuzbassenergo was founded. On January 1, 2007 three Barnaul TPPs, Barnaul district heating plant and Biysk heat network entered its structure.
On the basis of 2006results SC Kuzbassenergo was the only company of electric and energy industry, which was among the winners of the VI All Rusian Competiotion "Russian Organization of High Social Efficiency" held under the aegis of the Government of the Russian Federation. SC Kuzbassenergo was awarded Diploma, honorary title "Organization of High Social Efficiency in Energy Sector 2006" and commemorative medal. Honorary title " Russian Organization of High Social Efficiency" is awarded to companies that reached the highest results in social work.
SC Kuzbassenergo is one of the largest companies of Kuzbass. Its visit card is the company simbolics. SC Kuzbassenergo simbolics was registered in the State Registry of Trade Marks and Service Marks of he Russian

Federation. The simbolics of the Company is placed on various letter-heads, visit cards as well as buildings of SC Kuzbassenergo objects, advertisment boards, accompanies publications in mass media and Internet. The simbolics contributes to the Company positioning in the society, among consumers, busines partners, shareholders and agencies of state and municipal authorities.

The goal of Issuer foundation: ***General goal of creating privatized enterprises was the increase of the state system economic efficiency and switch from planned economy to market relations. Main goal of the Issuer is making profit.***

Issuer's mission: ***Uninterrupted and reliable supply of consumers with heat amd electric power, production efficiance and investment attractiveness of the company.***

Other information on the Issuer's activity significant for decision-making as regards the purchase of he Issuer's securities: ***none***

4.1.4. Cntact Information

Issuer location: ***656037, Russian Federation, Altai territory, Barnaul, ul. Brilliantovaya, bld. 2.***
Post correspondence address: ***650000, Russian Federation, Kemerovo, pr-t Kuznetsky, bld. 30.***
Phone: ***(384-2) 45-33-59.***
Fax: ***(384-2) 45-38-30;***
E-mail: ***adm@kuzbe.elektra.ru;***
Internet address where information is provided concerning the Issuer and its securities: *WWW.KUZBASSENERGO.RU*

The organizational structure of SC Kuzbassenergo Executive body enters the Department of share capital. Its responsibilities include relations with shareholders and investors. The Depaprtment has been functioning since July 1, 2007. Director of the Department is Cherpinsky Pavel Valerievich, born in 1972, higher education.
Location: ***Russian Federation, 650000, Kemerovo, pr-t Kuznetsky, bld. 30;***
Phone/ fax: ***(384-2) 45-31-73***
E-mail: *CHERPINSKYPV@KUZBE.ELEKTRA.RU.*
Internet address: ***www.kuzbassenergo.ru/invest/***

4.1.5. Taxpayer Identification Number

Taxpayer identification number assigned to the Issuer: ***4200000333***

4.1.6. Branches and Representative Offices of the Issuer

Information on the Issuer's branches and representative offices according to its Charter (foundation documents):
Designation: ***Tom-Usinsk State District Power Station***
Opening date: ***30.12.1993***
Location***: 652880, Kemerovo region, Myski-5, Tom-Usinsk State District Power Station***
Director: **iGlukhov Viktor Fedorovich**
Power of attorney expiry date: ***30.06.2008***

Designation: ***Belovskaya State District Power Station***
Opening date: ***30.12.1993***
Location: ***652644, Kemerovo region, Belovo, urban village Inskoy, micro-district Technologichesky-5***
Director: ***Artyukh Valery Mikhailovich***
Power of attorney expiry date***: 30.06.2008***

Designation: ***Kemerovo Branch***
Opening date: ***01.03.2007***
Location: ***650000, Kemerovo, pr-t Kuznetsky, bld. 7***
Director: ***Benediktov Aleksandr Viktorovich***
Power of attorney expiry date: ***30.06.2008***

Designation: ***Novokuznetsky***
Opening date: ***12.12.2007***
Location: ***654034, Kemerovo region, Novokuznetsk, ul. Novorossiyskaya, bld. 35***

Director: ***Kuzin Igor Viktorovich***
Power of attorney expiry date: ***30.06.2008***

Designation: ***District heating Administration***
Opening date: ***30.12.1993***
Location: ***650070, Kemerovo, ul. Svobody, bld. 10***
Director: ***Krumgolts Aleksandr Rudolfovich***
Power of attorney expiry date: ***30.06.2008***

Designation: ***Barnaulsky***
Opening date: ***31.10.2006***
Location: ***656037, Russian Federation, Barnaul, ul. Brilliantovaya, bld. 2***
Director: ***Motorin aleksandr Viktorovich***
Power of attorney expiry date: ***30.06.2008***

Designation: ***Moscow representativ office***
Opening date: ***15.04.1998***
Location: ***117261, Moscow, Leninsky pr., bld. 70/11***
Director: ***Sadgyan Armen Sergeevich***
Power of attorney expiry date: ***30.06.2008***

4.2. Main Business Activity of the Issuer

4.2.1. Industry Classification of the Issuer

Main industry area codes of the Issuer's activity according to OKVED:
40.10.11 – Electric power production by thermal power plants
40.30.2 – Transfer of steam and hot water (heat energy)
51.56.4 – Electric and heat energy wholesale trade (without their transfer and distribution)

4.2.2. Main Business Activity of the Issuer

Main types of business actibity (types of activity, types of products (works, services) providing at least 10% of Issuer's profit (earnings) for the last 5 completed financial years or for every last completed financial year in case the Issuer conducted its activity less than 5 years, as well as for the last completed accounting period before the Prospectus approval date:
The Issuer carries out its activity in Kemerovo region and Altai territory.
In the context of the Issuer reforming project realization prospectively competitive (production, marketing) and monopoly (transfer and distribution of power) types of activity were separated. On July 1, 2006 companies were registered that separated from the Issuer due to the reorganization.
Since July 1, 2006 the Issuer has stopped conducting the following types of activity:
- transfer and distribution of electric power;
- sale of electric power in retail market.
Main types of busines activity for the Issuer are production of electric and heat power, transportation ans marketing of heat power produced by the Issuer and purchased from other producers, sale of produced electric power in the wholesale market.

Indicator designation	Accounting period					
	2002	*2003*	*2004*	*2005*	*2006*	*9 months of 2007*
Type of business activity: *electric power*						
Profit from this type of activity, RUB	*11,792,093,000*	*13,357,015,000*	*12,612,924,000*	*14,722,418,000*	*12,836,736,000*	*8,857,696,000*
Ratio of profit from this type of activity to total profit of the Issuer, %	*79.62*	*78.60*	*75.51*	*74.70*	*72.90*	*68.52*
Type of business activity: *heat power*						
Profit from this type of activity,	*2,418,386,000*	*3,180,396,000*	*3,497,399,000*	*3,934,570,000*	*4,022,852,000*	*3,809,780,000*

RUB						
Ratio of profit from this type of activity to total profit of the Issuer, %	*16.33*	*18.72*	*20.94*	*20.00*	*22.90*	*29.47*

Change of Issuer's profit (earnings) from main activity amount over 10% as compared to a relative previous accounting period and reasons of such changes.

Reasons of change:
Change of profit structure for 9 months of 2009 as compared to 2006 is due to the sale of two electric power stations of SC Kuzbassenergo (South Kuzbass State District Power Station and Western Siberian TPP) and acquisition of OAO Altaienergo generation assets.

Geographic areas providing over 10% of profit for every accounting period, and changes of the Issuer's profit amount in these geographic areas over 10% as compared to a relative previous accounting period and reasons of such changes:

Indicator	*9 months of 2007 – total, RUB./%*	*Kemerovo region, RUB/%*	*Altai territory, RUB/%*
Energy sale profit, total	*12,667,476,000/100*	*9,945,906,000/78,52*	*2,721,570,000/21,48*
- electric power	*8,857,696,000/100*	*7,502,166,000/84,7*	*1,355,530,000/15,3*
- heat power	*3,809,780,000/100*	*2,443,740,000/64,14*	*1,366,040,000/35,86*

Seasonal nature of the Issuer's main activity:
Main types of the Issuer's activity (production of electric and heat power) have a seasonal nature. The sesonal nature of the heat power production is determined by the heat power consumption dependence on the ambient air temperature. The maximum consumption is obseved during the cold part of the year (I and IV quarters).
Seasonal variations of electric power production are insignificant.

General structure of the Issuer prime cost is described for the last completed financial year, as well as the last completed accounting period before the Prospectus approval date by specified items in per cent of total prime cost:

Cost item designation	Accounting period	
	31.12.2006	*30.09.2007*
Raw materials and supplies, %	*2.3*	*2.4*
Purchased components, semi-finished goods, %	*0*	*0*
Works and services of production nature provided by third-party organizations, %	*1.3*	*1.2*
Fuel, %	*44.9*	*48.8*
Energy, %	*5.2*	*6.1*
Expenses for the remuneration of labor, %	*7.5*	*8.0*
Interests on credits, %	*0*	*0*
Rent, %	*0.1*	*0.1*
Assessments for social needs, %	*1.7*	*1.7*
Fixed assets depreciation, %	*10.0*	*7.8*
Taxes included into the prime costs of products, %	*5.3*	*7.0*
Other expenses, %	*21.7*	*16.9*
Intengible assets depreciation, %	*0*	*0*
Rrationalization proposals remuneration, %	*0*	*0*
Obligatory insurance payments, %	*0.6*	*0.2*
Expenses representation, %	*0*	*0*
Other, %	*21.1*	*16.7*
Total: expenses for the production and sale of products (works, services)(prime cost), %	*100.00*	*100.0*
Referential: profit from selling products (works, services), % to the prime cost	*109.15*	*100.8*

New types of products (works, services) with a significant importance provided by the Issuer in the market of its main activity, in a degree corresponding to common information as regards such types of products (works, services), development state of such products (works, services):

One of new types of products (works, services)to be provided by SC Kuzbassenergo in the future will be system services realized in the corresponding market (system services market start is planned in 2008).

Standards (rules) regulating preparation of book-keeping accounting and estimations reflected in this Prospectus:
Federal Law no. 129-FZ as of November 21, 1996 "On book-keeping accounting" (with later amendmnets).
Regulation on accounting management and book-keeping accounting in the Russian Federation, approved by the Ministry of Finance of the Russian Federation Decree No. 34n as of July, 29, 1998 (with later amendments).
Regulation on book-keeping accounting "Accounting policy of organization" PBU 1/98", approved by the Ministry of Finance of the Russian Federation Decree No. 60n as of December 9, 1998;
Regulation on book-keeping accounting "Accounting of agreements (contracts) for capital construction" PBU 2/94", approved by the Ministry of Finance of the Russian Federation Decree No. 167 as of December 20, 1994;
Regulation on book-keeping accounting "Accounting of assets and liabilities, which values are expressed in foreign currency" PBU 3/2000", approved by the Ministry of Finance of the Russian Federation Decree No. 2n as of January 10, 2000;
Regulation on book-keeping accounting "Book-keeping accounting of organization" (PBU 4/99)", approved by the Ministry of Finance of the Russian Federation Decree No. 43n as of July 6, 1999;
Regulation on book-keeping accounting "Inventories accounting" PBU 5/01", approved by the Ministry of Finance of the Russian Federation Decree No. 44n as of June 9, 2001;
Regulation on book-keeping accounting "Fixed assets accounting" PBU 6/01", approved by the Ministry of Finance of the Russian Federation Decree No. 26n as of March 30, 2001;
Regulation on book-keeping accounting "Events after reporting date" (PBU 7/98)", approved by the Ministry of Finance of the Russian Federation Decree No. 56n as of November 25, 1998;
Regulation on book-keeping accounting "Conditional factors of business activity" PBU 8/01", approved by the Ministry of Finance of the Russian Federation Decree No. 96n as of November 28, 2001;
Regulation on book-keeping accounting "Organization profits" PBU 9/99", approved by the Ministry of Finance of the Russian Federation Decree No. 32n as of May 6, 1999;
Regulation on book-keeping accounting "Organization expenses" PBU 10/99", approved by the Ministry of Finance of the Russian Federation Decree No. 33n as of May 6, 1999;
Regulation on book-keeping accounting "Information on affiliated entities" PBU 11/2000", approved by the Ministry of Finance of the Russian Federation Decree No. 5n as of January 13, 2000;
Regulation on book-keeping accounting "Information by segments" (PBU 12/2000)", approved by the Ministry of Finance of the Russian Federation Decree No. 11n as of January 27, 2000;
Regulation on book-keeping accounting "State assistance accounting" PBU 13/2000", approved by the Ministry of Finance of the Russian Federation Decree No. 92n as of October 16, 2000;
Regulation on book-keeping accounting "Intangible assets accounting" PBU 14/2000", approved by the Ministry of Finance of the Russian Federation Decree No. 91n as of October 16, 2000;
Regulation on book-keeping accounting "Accounting of loans and credits, and expenses on their servicing" (PBU 15/01)", approved by the Ministry of Finance of the Russian Federation Decree No. 60n as of August 2, 2001;
Regulation on book-keeping accounting "Information on discontinuing activity" PBU 16/02", approved by the Ministry of Finance of the Russian Federation Decree No. 66n as of July 2, 2002;
Regulation on book-keeping accounting "Accounting of expenses for research and development, experimental development and technological works" PBU 17/02", approved by the Ministry of Finance of the Russian Federation Decree No.115n as of November 19, 2002;
Regulation on book-keeping accounting "Profit tax expenses accounting" PBU 18/02", approved by the Ministry of Finance of the Russian Federation Decree No. 114n as of November 19, 2002;
Regulation on book-keeping accounting "Financial investments accounting" PBU 19/02", approved by the Ministry of Finance of the Russian Federation Decree No. 126n as of December 10, 2002;
Regulation on book-keeping accounting "Information on participation in joint ventures" PBU 20/03", approved by the Ministry of Finance of the Russian Federation Decree No. 105n as of November 24, 2003.
Chart of accounts for financial and economic activity of organization and Application instruction, approved by the Ministry of Finance of the Russian Federation Decree No. 94n as of October 31, 2000.
Company decree No. 765 "On accounting and fiscal policy of SC Kuzbassenergo for 2004" as of December 30, 2003.
Company decree No. 766 "On accounting and fiscal policy of SC Kuzbassenergo for 2005" as of December 30, 2004.
Company decree No. 978 "On accounting and fiscal policy of SC Kuzbassenergo for 2006 and amandments to it" as of December 30, 2005 (Company Decree No.316 as of June 13, 2006).
Company decree No. 732 "On accounting and fiscal policy of SC Kuzbassenergo for 2007" as of December 29, 2007.

4.2.3. Materials, Goods (Supplies) and Suppliers of the Issuer

Designation and location of the Issuer's suppliers providing at least 10% of all materials and goods (supplies) and their share in the total volume of spplies for the last completed financial year, as well as for the last completed accounting period before the Prospectus approval date:

2006		
Designation and location of the supplier	Type of supplied goods	Share in the total volume of supplied materials and goods (supplies), %
ZAO Kuzbassenergosnabkomplekt, Kemerovo, ul. Stantsionnaya, bld. 17A	*Pumps, electric motors, high-voltage bushings, oil and SF6 circuit-breaker, chemical materials for water conditioning, oils*	*13.82*

30.09.2007		
Designation and location of the supplier	Type of supplied goods	Share in the total volume of supplied materials and goods (supplies), %
OOO Sibinvest», Kemerovo, ul. Stakhanovskaya-1, bld. 35	*pipes, pipeline fittings*	*22*
ZAO Kuzbassenergosnabkomplekt, Kemerovo, ul. Stantsionnaya, bld. 17A	*Pumps, electric motors, transformers, oil and SF6 circuit-breaker, chemical materials for water conditioning, oils*	*23.64*

Information as regards alteration of prices for main materials and goods (supplies) or absence of such alterations for the last completed financial year, as well as for the last completed accounting period before the Prospectus approval date:

Fuel type	*Average price, RUB*	*Price alteration as compared to 2006г, %*
	2006	*9 months of 2007*
Kuznetsk coal, t	*557.00*	*+10.41*
Furnace fuel oil, m	*5,191.84*	*+21.77*
Natural gas, 1000 cubic meters	*1,391.33*	*+17.8*
Coke-oven gas, 1000 cubic meters.	*360.00*	*+13.8*

Information on import share of Issuer's supplies.
In 2006 the share of imported inventories amounted to 3.2% of total volume of supplies.
For 9 months of 2007 the share of imported inventories amounted to 0.9% of total volume of supplies.
For the modernization of energy system objects, as well as during putting into operation of new objects and facilities, it is planned to use imported equipment at the level of up to 3% of total volume of supplies.

Issuer's forecast as regards the availability of these sources in the future and possible alternative sources:

Availability of these materials sources is evaluated as high. Alternative sources are companies selling the necessary goods in the territory of the Russian Federation and following a policy of average market prices.

4.2.4. Sale Markets for the Products (Works, Services) of the Issuer

Main markets where the Issuer carries out its activity:

Power industry is practically the only industry whose products and services consumers are all industrial banches and domestic household. In the Russian Federation there are two electric power sale markets: wholesale and retail. The Issuer is a participant of the wholesale electric power market, in which respect the bulk part of electric power is supplied to the participanrs of the wholesale market (large power marketing companies, about 90 counter agents, including OAO Kuzbassenergosbyt). Sale of heat power is carried out only in the retail market.
Main sale market where the Issuer carries out its activity is Kemerovo region and Altai territory. Kemerovo region is geographically located in the South-East of Western Siberea of the Russian Federation at the turn of West-Siberian Plain and South Siberia mountains. It is almost equidistant from western and eastern borders of the Russian Federation.
Altai territory is also located in the South East of Western Siberea of the Russian Federation. In the west and south its territory borders on Eastern Kazakhstan, Semipalatinsk and Pavlodarsk regions of Kazakhstan, in the north and north-east it borders on Novosibirsk and Kemerovo regions of the Russian Federation, in the south-east it borders on Altai Republic.
In connection with taking onto the books of Barnaul branch of the Company Barnaul TPP-1, Barnaul TPP-2, Barnaul TPP-3, Barnaul district heating plant, Biysk heat supply network the heat power market structure has changed since January 1, 2007.

In 2006 the Issuer carried out its activity concerning purchase and sale of electric power the wholesale power market according to rules accepted by the Government of the Russian Federation Resolution No. 643 "On rules of wholesale power market of transit period" as of October 24, 2003.
Since September 1, 2006 the Government of the Russian Federation Resolution No. 529 as of August 31, 2006 has introduced new rules of wholesale power market functioning, determining changes in relationships between purchasers and suppliers of electric power. According to the new rules the Company saled and purchased power in the following markets:

- *in the regulated bilateral agreements market – sale of electric energy and set power (3,623 MW monthly) for tariff rates set by the Federal Tariffs Service of the Russian Federation;*
- *in the day-ahead market – sale and purchas of electric power on the results of competitive procedure of price bids selection;*
- *in the balancing market – sale and purchase of elecric power on the results of competitive procedure of price bids selection for system balancing (in the current mode).*

Main sale markets for SC Kuzbassenergo are the wholesale market of elecric energy and power and local markets of heat energy.
On the basis of the Government of the Russian Federation Resolution No. 529 as of August 31, 2006 "On improvement of wholesale power market functioning" new wholesale power market model (NWPMM) has been introduced since September 1, 2006.
NWPMM changed the principle of electric power supply by wholesale market participants for regulated tariffs. Conception of Regulated Agreements (RA) system was introduced. RA are agreements concluded between a supplier and consumer for the supply of electric power volumes on the basis of regulated tariffs since the introduction of NWPMM. The compsition of counter agents under RA is formed by the Reform Management Center of the RAO UES of Russia. The main peculiarity of NWPMM was the fact that all electric power obligations under RA are considered fulfilled. This peculiarity is realized on the account of "take or pay" mechanism, i.e. in case of nonfulfillment of its obligations as regards the electric power supply the supplier automatically buys the failing volume for free prices in a competitive sector of the wholesale market, while the consumer in its turn pays for the contracted volume regardless of its existing necessity in the electric power.
The realized reforming model envisages gradual (annual) liberalization of the wholesale electric power market. Electric power volumes sold for regulated tariffs will be gradually reduced, while the share of competitive sector with free price formation will grow.
All SC Kuzbassenergo power plants belong to the Integrated Power System of Siberia and work in the Second price zone of the wholesale power market.
In prospect the wholesale power market development is planned to be accomplished on the account of liberalization share growth according to the wholesale market reform implemented by the RAO UES of Russia and, consequently, increase of electric power volume marketed for nonregulated prices.

Besides, in the nearest future integration of the two price zones is planned. In the result of the integration it is expected that prices in the First price zone will fall, while in the Second price zone they will grow.
The peculiarity of electric power production market in the regions of SC Kuzbassenergo business activity is a significant share of hydroelectric power stations (HPS) in the energy generation volume. HPS output depends on the year dryness and water resources reserves, and power capacity invvolved in the electric energy production is limited by water use schedules. Correspondingly waorking capacity of a HPS in a certain period differes from the installed capacity.
Output structure by the Integrated Power System of Siberia consumption coverage has its peculiarities during different different periods of the year:

- *summer period is characterized by the absence of heat and steam load and consequently TPPs have to work according to the condensation cysle and cover their expenses due to demand tariff, while HPS load is determined by the availability of water resources. Besdies, this period is characterized by a large number of equipment repairs in Electric Grid Companies, which leads to the increase of load ratio of expensive eletric power stations;*
- *winter period is characterized by a considerable load ratio of TPPs in the heat mode; load ratio of HPSs is determined by ice conditions in tail water and the availability of water resources accumulated during the summer period; at the same time in conditions of ice limit a shortage is possible.*

Apart form that, the specified generation peculiarities implies constant maintenance of heat capacity reserves in the Integrated Power System of Siberia in the event of a dry year.
A distinguishing feature is also highly developed electric grid infrustructure in the Integrated Power System of Siberia, which allows avoiding significant system restrictions in the absence of repair schemes. However, they are possible in case of a large number of objects repairs.

Possible factors that can adversely affect the sale of products (works,services) by the Issuer:
- Modification of the planned heat power consumption structure per consumer groups on the account of production volume decrease can cause reduction of power distribution in monetary means.
- Bancruptcy of enterprises can cause imposibility of debt recovery for the consumed power.

Possible actions of the Issuer in order to reduce the adverse factors effect:
Major efforts of the Issuer are aimed at a reliable and continuous supply of consumers with electric power.
The Issuer's task is the cration of a unified centralized heat supply system to provide qulitative management mode of heat delivery to every end consumer.

4.2.5. Information on the Issuer's Licenses

No.: *00-ЭЭ-004012 (Э)*
Issue date: *21.12.2004 г.*
Expiration date: *21.12.2009*
Licensing Agency: *Federal Service for Environmental, Technological and Nuclear Supervison*
Types of activity: *Electric grids operation activity (acception, transfer and distribution of electric power; technical maintenance and repair of electric grids).*

No.: *39-ЭТ-001112 (К)*
Issue date: *07.12.2004*
Expiration date: *07.12.2009*
Licensing Agency: *Federal Service for Environmental, Technological and Nuclear Supervison*
Types of activity: *Electric grids operation activity (acception, transfer and distribution of thermal power; technical maintenance and repair of electric grids).*

No.: *077*
Issue date: *14.10.1997*
Expiration date: *01.10.2008*
Licensing Agency: *Federal Security Service Directorate of the Russian Federation for Kemerovo region.*
Types of activity: *works with information classified as state secret.*

No.: *0107*
Issue date: *12.03.1998*
Expiration date: *01.10.2008*
Licensing Agency: *Federal Security Service Directorate of the Russian Federation for Kemerovo region*
Types of activity: *state secret protection services.*

No.: *CO-03-209-0920*
Issue date: *05.11.2004*
Expiration date: *by letter No. CO-13/1527 as of August 1, 2007 Director Deputy of Siberian Interrigional Territorial Department for Supervision of Nuclear and Radiatin Safety prolonged the expiration date till obtaining a new license.*
Licensing Agency: *Federal Service for Environmental, Technological and Nuclear Supervison, Russian Federation Federal Supervision of Nuclear and Radiatin Safety (GOSATOMNADZOR of the Russian Federation)*
Types of activity: *Operations with goods containing radioactive substances.*

No.: *39-ХЖ-001025*
Issue date: *24.09.2004*
Expiration date: *24.09.2009*
Licensing Agency: *Federal Service for Technological Supervision*
Types of activity: *Exploitation of chemically hazardous production facilities (hazardous production facilities, where toxical substances (substances capable of killing living organisma by acting on them, and having characteristics specified in Item 1 Schedule 1 of Federal Law No. 116-FZ as of July 21, 1997 "On industrial safety of hazardous production facilities) are produced, used, processed, formed, stored, transported and utilized).*

No.: *39-СХЖК-001026*
Issue date: *24.09.2004*
Expiration date: *24.09.2009*
Licensing Agency: *Federal Service for Technological Supervision*
Types of activity: *Exploitation of explosive production facilities.*

No.: *2/04590*
Issue date: *24.09.2004*
Expiration date: *до 24.10.2008*
Licensing Agency: *Ministry of the Russian Federation for Civil Defence, Emergency Situation and Mitigation of Natural Disasters Consequences, Main National Fire Safety Department*
Types of activity: *Works on installation, repair and servicing of fire prevention supportive means of buildings and constructions.*

No.: *НОВ 00014 БРЭЗХ*
Issue date: *26.12. 2005*
Expiration date: *26.12. 2010г.*
Licensing Agency: *Verkhne-Obskoe Basin Water Administration of the Federal Water Resource Agency.*
Types of activity: *surface water intake from the Tom river and discharge of wastewater into the Tom river for energetics purposes.*

No.: *НОВ 00004 БВЭЗО*
Issue date: *14.02. 2005*
Expiration date: *14.02. 2010*
Licensing Agency: *Verkhne-Obskoe Basin Water Administration of the Federal Water Resource Agency.*
Types of activity: *water intake for service water supply make-up according reversible outline with water-cooling pond on the Inya river.*

No.: *НОВ 00012 БРЭЗХ*
Issue date: *10.10. 2005*
Expiration date: *10.10. 2010*
Licensing Agency: *Verkhne-Obskoe Basin Water Administration of the Federal Water Resource Agency.*
Types of activity: *surface water intake from the Tom river and discharge of wastewater into the Tom river for energetics purposes.*

No.: *НОВ 00011 БРЭЗХ*
Issue date: *18.11. 2005*
Expiration date: *18.11. 2010*
Licensing Agency: *Verkhne-Obskoe Basin Water Administration of the Federal Water Resource Agency.*
Types of activity: *surface water intake from the Tom river; discharge of wastewater into the Kulianovka and Rushpaika rivers.*

No.: *НОВ 00017 БРЭВХ*
Issue date: *06.06. 2006*
Expiration date: *30.04. 2009.*
Licensing Agency: *Verkhne-Obskoe Basin Water Administration of the Federal Water Resource Agency.*
Types of activity: *discharge of wastewater into the Alykaevka river for the energetis purposes.*

No.: *KEM 00482 БРИВХ*
Issue date: *22.12. 2006*
Expiration date: *01.12. 2011*
Licensing Agency: *Verkhne-Obskoe Basin Water Administration of the Federal Water Resource Agency, Kemerovo Region Department*
Types of activity: *wastewater discharge.*

No.: *KEM 00760 ВЭ*
Issue date: *02.10. 2000*
Expiration date: *01.08. 2010*
Licensing Agency: *Committee of Natural Resourcs for Kemerovo region under the Ministry of Natural Resources of the Russian Federation.*
Types of activity: *extraction of subsurface water for utility and drinking water supply.*

No.: *KEM 00 974 TP*
Issue date: *28.05. 2002*
Expiration date: *30.06. 2016*
Licensing Agency: *Committee of Natural Resourcs for Kemerovo region under the Ministry of Natural Resources of the Russian Federation.*
Types of activity: *geologic study and production of loam soil, sand and sand-gravel mixture on the "Severny" site (ash-dump No.2)*

No.: *Д 962320*
Issue date: *11.12. 2007*
Expiration date: *11.12. 2012*
Licensing Agency: *Federal Agency for Construction and Housing and Utilities.*
Types of activity: *construction of buildings and construction of 1 and 2 responsibility levels; land measuring on building sites.*

No.: *2/04590*
Issue date: *24.10. 2003*
Expiration date: *24.10. 2008*
Licensing Agency: *Ministry of the Russian Federation for Civil Defence, Emergency Situation and Mitigation of Natural Disasters Consequences Main Fire Prevention Service Administration*
Types of activity: *Works on installation, repair and servicing of fire prevention supportive means of buildings and constructions*

No.: *42.21.04.002.Л.000030.03.07*
Issue date: *07.03. 2007*
Expiration date: *07.03. 2012*
Licensing Agency: *Federal Supervision Agency for Customer Protection and Human Welfare for Kemerovo region.*
Types of activity: *Activity in the filed of ionizing radiation sources (generating): exploitation, storage of X-ray detecting devices (portable).*

4.2.6. Joint Venture Activity of the Issuer

Information on joint venture activity carried out by the Issuer with other organizations for the last 5 completed financial years or for every completed financial year, in case the Issuer carries out its activity less than 5 years, and for the last accounting period before the Prospectus approval date. Specified are amounts of investments, purpose of investments (profit earning, other purposes) and obtained financial result for every type of activity for the last completed financial year and for the last accounting period before the Prospectus approval date.
The Issuer is not engaged in joint venture activity with other organizations.

4.2.7. Additional Requirements to Issuers, which are Incorporated Investment Funds, Insurance or Credit Organizations, Mortgage Agents

The Issuer is not an incorporated investment fund, insurance or credit organization, or mortgage agent.

4.2.8. Additional Requirements to Issuers whose Main Type of Activity is Mining Operations

Maint type of the Issuer's activity is not mining operations, including extraction of precious metals and stones. The Issuer does not have subsidiaries or affiliates engaged in mining operations.

4.2.9. Additional Requirements to Issuers whose Main Type of Activity is Communication Services

The Issuer does not provide communication services.

4.3. Future Activity Plans of the Issuer

Issuer's plans as regards future activity and future income sources, including plans related to the organization of new production, expansion or shrinkage of production, development of new types of products, modernization and reconstruction of fixed assets, possible alteration of main activity:

Future activity of the Issuer is determined by major production tasks set before it today, i.e.:

- Provision of reliable electric and heat power supply to the consumers in Kemerovo region and Altai territory, especially during the winter loads maximum;

- Accomplishment of the approved plan of repair works as regards main heat-mechanic equipmnet in 2007 in all Company branches;

- Fulfillment of the RAO UES of Raussia task concerning the creation of fuel reserve in depots by January 1, 2008;

- Fulfillment of 2007-2011 investment program.;

- Fulfillment of financial program for additional issue of shares;

- Accomplishment of measures in compliance with the Program of ecological policy realization in the Issuer in 2006-2008 aimed at achieving target indicators of RAO UES of Russia Ecological Policy:

- ***modernization of furnace chamber and organization of 2-phase fuel combustion in the boiler of st. No.9 TU GRES;***
- ***installation of over-pressure water feed circuit on Ventury pipe injector in one block of BGRES;***
- ***modernization of boiler unit TP-87 electric filter in st. No. 12 of KemGRES with reconstruction and replacement of equipment using Alstom Power Company technology;***
- ***reconstruction of boiler furnace in st. No. 10 of KemTPP with the introduction of 3-phase fuel combustion system;***
- ***reconstruction of the dust-extraction plant in the boiler of st. No. 13 of NK TPP;***
- ***reconstruction of Ventury pipes and scrubber filters with the installation of swirl screen in Ventury pipe and guide blade irrigable insert at the entrance of boiler scrubber of st. No. 15, 16 of Kuznetskaya TPP.***

The investment program evisages construction of facilities in Tom-Ustinskaya GRES (construction of two new power generating units with 660 MW capacity each), replacement of unit in Belovskaya GRES , replacement of turbine in Kemerovskaya GRES and Kuznetskaya TPP and etc. Works was started on the preparation of new turbo-generating set installation in Novo-Kemerovskaya TPP, whose putting into operation is planned by the end of 2008.

The program includes the following projects:

- ***replacement of turbine in st. No. 4 of K-200-130 type for new K-215-130 (200 MW capacity) in Belovskaya GRES, with putting into operation in 2010;***
- ***replacement of turbine in st. No. 3 for P-12-35 (12 MW capacity) in Kuznetskaya TPP with putting into operation in 2008;***
- ***replacement of turbine in st. No. 9 of P-35-130 type for new T-120-130 (120 MW capacity) in Kemerovskaya GRES, with putting into operation in 2011;***
- ***construction of a new turbo-generating set in st. No. 15 with 115 MW capacity in Novo-Kemerovskaya TPP, with putting into operation in 2008***
- ***construction of a new coal power generating unit with 660 MW capacity in Tom-Ustinskaya GRES, with putting into operation in 2011***

Total amount of the investment program of he Company for the neares five years is currently being coordinated by the Issuer.

With respect to financial restructuring the Issuer has the following tasks for 2007:

- provision of a balanced assets and equities management policy, meeting the Issuer's strategic goal;

- solution to a problem of the Issuer's debt position condition normalization;
- settlement of spread between accounts receivable and payable;
- development of financial stability of the Issuer via effective management of financial flows, improvement of financial solvency and its financial strength.
With respect to the reforming of the Issuer the major task for 2007 will be the completion of Territorial Generation Company No. 12 target capital structure.

SC Kuzbassenergo plans to continue work in all sectors of the wholesale power market, which includes:
- *day-ahead market;*
- *balancing market;*
- *regulated and free agreements system.*

In the near future SC Kuzbassenergo awaits work in the competitive power market and system services market.
In 2006 – 2007 sale of power is carried out only on the basis of tariffs approved by the State via regulated agreements.
Since 2008 it is planned to introduce competitive mechanisms of power trade according to the following principles:
Power trade liberalization (reduction of selling power volumes on the basis of tariffs (regulated agreements) is implemented at the same rate as for the electric energy);
purchase/sale of remaining power (freed from regulated agreements + power from new stations/new consumption) for free (unregulated) prices;
translation of unregulated prices by power selling companies to retail market.

System services market is the market where services are traded for the maintenance of system reliability of the unified energy system of the Russian Federation.

4.4. Participation of the Issuer in Industrial, Bank and financial Groups, Holdings, Concerns and Associations

The Issuer does not participate in industrial, bank or financial groups, holdings and concerns.

The Issuer is a subsidiary of RAO UES of Russia Holding (article 2.3 of the Issuer Articles of Association).

The Issuer is a member of All-Russian Traade Assotiation of Electric Power Industry Employers (RaEl Asstiation).

4.5. Subsidiaries and Affiliated Companies of the Issuer

Full company name: *Open Joint-Stock Company Prokopievskenergo.*
Shortl company name: *OAO Prokopievskenergo.*
Location: *Russian FEderation, 653000, Kemerovo region, Prokopievsk, ul. Energeticheskaya, 14.*
Reasons for declaring the company as a subsidiary or affiliate of the Issuer: *the company is considered subsidiary due to prevailing participation of the Issuer in its authorized capital.*
Partnership share of the Issuer in the company authorized capital: *60 %.*
Ordinary share fraction of the company belonging to the Issuer: *60 %.*
Partnership share of the company in the authorized capital of the Issuer: *none.*
Ordinary share fraction of the Issuer belonging to the company: *none.*
Main activity description: *Provision of consumer with electric and heat power via its purchase, transformation, distribution, transportation and realization; repair of electrical-type instruments, electrical facilities, electric power meters; exploitation and fettling of lifting mechanisms and constructions; building and installation operations; fulfillment of transport-expediting and other operations related to transportation process; foundation and exploitation of fueling stations; participation in trade, intermediate and foreign economic activity; assistance to research and development, design and experimental, design, technological and implementation works.*
Description of the company significance for the Issuer's activity: *Participation of SC Kuzbassenergo is strategic.*

Board of Directors memebers:
1. Erofeev Aleksandr Kupriyanovich, SC Kuzbassenergo Director General Deputy for production provision, born in 1959.
Functions: *Board of Directors Chairman.*
Participation of the person in the authorized capital of the Issuer: *none.*
Issuer ordinary shares fraction belonging to the person: *none.*
2. Shatsky Pavel Olegovich, OAO Siberian Coal Energetic Company Director Deputy for energetics, mergence and absorptions, born in 1972.
Functions: *Board of Directors member.*
Participation of the person in the authorized capital of the Issuer: *none.*
Issuer ordinary shares fraction belonging to the person: *none.*

3. Nikolaev Dmitry Nikolaevich, born in 1963.
Functions: ***Board of Directors Chairman Deputy.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none***.
4. Skorokhodov Dmitry Viktorovich, SC Kuzbassenergo Director General Deputy for corporate management, born in 1977.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***0.0002 %.***
Issuer ordinary shares fraction belonging to the person: ***0.0002 %.***
5. Sheibak Yury Vladimirovich, SC Kuzbassenergo Director General Deputy for marketing, born in 1953.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Collegial Executive Body (Management Board) memebers:
1. Ryabova Nadezhda Semenova, Director General Deputy for common issues and personnel management, born in 1956.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none***.
2. Belysh Svetlana Aleksandrovna, senior accountant, born in 1953.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none***.
3. Sheiko Evgeny Aleksandrovich, Director General Deputy for finances and economy, born in 1973.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none***.
4. Kazakova Ekaterina Nikolaevna, legal manager, born in 1979.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none***.
5. Borisov Vladimir Petrovich, Director General Deputy for technical supervision and devėlopment, born in 1970.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none***.
6. Baulin Vladimir Nikolaevich, Director General Deputy for electric power transportation, born in 1969.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none***.

Person occupying the Sole Executive Body position:
Ryabov Vladimir Vladimirovich, born in 1969.
Functions: ***Sole Executive Body, Management Board Chairman***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Full company name: ***Open Joint-Stock Company Kuzbass Energy Repair Company.***
Shortl company name: ***OAO Kuzbassenergoremont***
Location: ***650000, Russian FEderation, Kemerovo, ul. Karbolitovskaya, 10***
Reasons for declaring the company as a subsidiary or affiliate of the Issuer: ***the company is considered subsidiary due to prevailing participation of the Issuer in its authorized capital.***
Partnership share of the Issuer in the company authorized capital: ***100 %.***
Ordinary share fraction of the company belonging to the Issuer: ***100 %.***
Partnership share of the company in the authorized capital of the Issuer: ***none.***
Ordinary share fraction of the Issuer belonging to the company: ***none.***
Main activity description: ***Construction and installation works with respect to complete range of construction, reconstruction, technical re-equipment and repair of industrial and civil objects as a general contractor and subcontractor; quality control of structural works and production of building purpose goods, including works on agreements for third-party organizations; complete range of production and realization of building materials, constructions and items, including supervised by bodies of the Federal Committee for Mining and Industrial Supervision of the Russian Federation; construction of gas facilities, gas control units and plants, gas pipelines and gas equipment of industrial, agricultural and other enterprises using natural gas; installation, fettling and repair of power facilities, heat and power equipment and power plants of consumers.***

Description of the company significance for the Issuer's activity: *The company was created by reforming SC Kuzbassenergo energy repair types of activity through separation of centralised repair departments. Currently the company is a repair works contractor in power facilities of the Issuer. Participation of SC Kuzbassenergo is strategic.*

Board of Directors memebers:

Gretsinger Yury Aleksandrovich, SC Kuzbassenergo Director General Deputy for production, Technical Director, born in 1953.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
Skorokhodov Dmitry Viktorovich, SC Kuzbassenergo Director General Deputy for corporate management, born in 1977.
Functions: ***Board of Directors Chairman.***
Participation of the person in the authorized capital of the Issuer: ***0.0002%.***
Issuer ordinary shares fraction belonging to the person: ***0.0002%.***
3. Sorokin Igor Yurievich, main specialist of OAO Siberian Coal Power Company energy assets management, born in 1974.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
4. Rakitina Julia Vladimirovna, Corporate Management Department Leading Expert of Business-unit No.2 of the RAO UES of Russia, born in 1980.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
5. Mazurkova Anastasiya Sergeevna, Corporate Management Department Main Expert of Business-unit No.2 of the RAO UES of Russia, born in, born in 1979.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Sellection of Collegial Executive Body (Management Board) of OAO Kuzbassenergoremont is not provided by the Company Articles of Association.

Person occupying the Sole Executive Body position:
Lermontov Yury Borisovich, born in 1967.
Functions: ***Sole Executive Body***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Full company name: ***Open Joint-Stock Company Engineering and Analytical Center Kuzbasstechenergo***
Shortl company name: ***OAO EAC Kuzbasstechenergo.***
Location:***650021, Russian Federation, Kemerovo, ul. Stantsionnaya, 17.***
Reasons for declaring the company as a subsidiary or affiliate of the Issuer: ***the company is considered subsidiary due to prevailing participation of the Issuer in its authorized capital.***
Partnership share of the Issuer in the company authorized capital: ***100 %.***
Ordinary share fraction of the company belonging to the Issuer: ***100 %.***
Partnership share of the company in the authorized capital of the Issuer: ***none.***
Ordinary share fraction of the Issuer belonging to the company: ***none.***
Main activity description: ***Maintenance of thermal power plants operability; services for the repair, maintenance of appliances, instruments for measuring, control and etc.; checkout and analysis of mechanic and electric characteristics of finished products.***
Description of the company significance for the Issuer's activity: ***OAO EAC Kuzbasstechenergo was founded on the basis of SC Kuzbassenergo structural unit EAC Kuzbasstechenergo in the context of electric power complex reforming. Today OAO EAC Kuzbasstechenergo is the Issuer's contractor for rendering a number of engineering services. Participation of SC Kuzbassenergo is strategic.***

Board of Directors memebers:

1. Tolstikov Viktor Sergeevich, SC Kuzbassenergo Technical Director Deputy for the exploitation and repairs, born in 1958.
Functions: ***Board of Directors Chairman.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
2. Ponomareva Svetlana Stanislavovna, SC Kuzbassenergo Legal Department Head, born in 1975.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
3. Seliverstova Tatiana Aleksandrovna, Main Expert of the Department for Information, Analytics and Organization of Work of RAO UES of Russia Representatives in management bodies of subsidiary and affiliated companis of Business-unit No. 3 of the RAO UES of Russia, born in 1972.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
4. Voronov Igor Vladimirovich, Main Expert of the Corporate Management Department of Business-unit No. 2 of the RAO UES of Russia, born in 1975.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
5. Goncharov Igor Mikhilovich, Main Specialist of the Energy Assets Administration in OAO Siberian Coal Power Company, born in 1968p.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Sellection of Collegial Executive Body (Management Board) of OAO Engineering and Analytical Center Kuzbasstechenergo is not provided by the Company Articles of Association.

Person occupying the Sole Executive Body position:
Yashinin Vladimir Borisovich, born in 1963.
Functions: ***Sole Executive Body.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Full company name: ***Closed Joint-Stock Company Motor Transport Enterprise Kuzbassenergo.***
Shortl company name: ***ZAO ATP Kuzbassenergo.***
Location: ***650021, Russian Federation, Kemerovo, ul. Stantsionnaya, 4.***
Reasons for declaring the company as a subsidiary or affiliate of the Issuer: ***the company is considered subsidiary due to prevailing participation of the Issuer in its authorized capital.***
Partnership share of the Issuer in the company authorized capital: ***100 %.***
Ordinary share fraction of the company belonging to the Issuer: ***100 %.***
Partnership share of the company in the authorized capital of the Issuer: ***none.***
Ordinary share fraction of the Issuer belonging to the company: ***none.***
Main activity description: ***Provision of transport-expediting services to legal entities and naural persons; technical maintenance and repair of transport of legal entities and naural persons; capital construction of industrial and social and cultural objects; design works on reconstruction of technological buildings and constructions; cration of consumer goods production processing industries.***
Description of the company significance for the Issuer's activity: ***The company was created by SC Kuzbassenergo reforming via separation of non-core types of activity on the basis of motor transport enterprises. Today the company is the main supplier of motor transport services to the Issuer. Participation of SC Kuzbassenergo is strategic.***

Board of Directors memebers:
1. Skorokhodov Dmitry Viktorovich,- SC Kuzbassenergo Director General Deputy for Corporate Management, Board of Directors Chairman, born in 1977.
Functions: ***Board of Directors Chairman.***
Participation of the person in the authorized capital of the Issuer: ***0.0002%.***
Issuer ordinary shares fraction belonging to the person: ***0.0002%.***
2. Benediktov Andrey Aleksandrovich, Head of Inventory Resurces Management Department of SC Kuzbassenergo Executive Body, born in 1974.

Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
3. Goncharov Igor Mikhailovich, Main Specialist of OAO Siberian Coal Power Company Energy Assets Management, born in 1968.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
4. Kovalenko Andrey Igorievich, Main Expert of Corporate Management Department of the RAO UES of Russia Business-unit No. 2, born in 1980.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
5. Kostin Roman Sergeevich, Leading Expert of Corporate Management Department of the RAO UES of Russia Business-unit No. 2, born in 1980.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Collegial Executive Body (Management Board) memebers:
1. Zheludko Anatoly Maksimovich, Management Board Chairman Deputy, First Director General Deputy for common issues, born in 1950.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
2. Kudryashova Tatiana Anatolievna, Head of Financial and Economic Department, born in 1952.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
3. Maltseva Irina Nikolaevna, Senior Accountant, born in 1960.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
4.Churekov Mikhail Valerievich, Senior Engineer, 1974p.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Person occupying the Sole Executive Body position:
Trushkov Vyacheslav Leonidovich, born in 1969.
Functions: ***Sole Executive Body, Management Board Chairman.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Full company name: ***Closed Joint-Stock Company Health Center Energetic.***
Shortl company name: ***ZAO MSC Health Center Energetic.***
Location: ***650000, Russian Federation, Kemerovo, ul. Kuznasskaya, 37.***
Reasons for declaring the company as a subsidiary or affiliate of the Issuer: ***the company is considered subsidiary due to prevailing participation of the Issuer in its authorized capital.***
Partnership share of the Issuer in the company authorized capital: ***100 %.***
Ordinary share fraction of the company belonging to the Issuer: ***100 %.***
Partnership share of the company in the authorized capital of the Issuer: ***none.***
Ordinary share fraction of the Issuer belonging to the company: ***none.***
Main activity description: ***Medical treatment facilities operations; retail selling of pharmaceutical goods; retail selling of medical products and orthopedic items; production of medicines; wholesale trade of pharmaceutical and medical products, medical equipment and orthopedic items; educational practices; dental practice.***
Description of the company significance for the Issuer's activity: ***ZAO Health Center Energetic was founded on July 18, 2002 in the context of SC Kuzbassenergo reforming (separation of non-core business activity). Nowadays the company is the only supplier of medical services to SC Kuzbassenergo and subsidiary companies personnel. Participation of SC Kuzbassenergo is strategic.***

Board of Directors memebers:

1. Skorokhodov Dmitry Viktorovich, Director General Deputy SC Kuzbassenergo for corporate management, Board of Directors Chairman, 1977p.
Functions: ***Board of Directors Chairman.***
Participation of the person in the authorized capital of the Issuer: ***0.0002%.***
Issuer ordinary shares fraction belonging to the person: ***0.0002%.***
2. Afanasiev Aleksandr Alekseevich, Head of SC Kuzbassenergo Personnel Management Department, born in 1969.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
3. Golofast Dmitry Yakovlevich, Head of SC Kuzbassenergo Chief of Staff Department, born in 1965p.
Functions: ***Board of Directors Chairman Deputy.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
4. Smirnov Anton Olegovich, OAO Siberian Coal Power Company Director Advisor for energetics, mergence and absorption, born in 19.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
5. Ponomareva Svetlana Stanislavovna, Head of SC Kuzbassenergo Legal Department, born in 1975.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Collegial Executive Body (Management Board) memebers:
1. Churekova Natalia Georgievna, Senior Physician Medical Assistant, born in 1950.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
2. Kozlova olga Agurianovna, Senior Physician Assistant for economy, born in 1963.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
3. Elin Boris Petrovich, Senior Engineer, born in 1953.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
4. Gorokhova Tatiana Lvovna, Senior Accountant, 1954p.
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Person occupying the Sole Executive Body position:
Agafovna Tamara Nikolaevna, born in 1954.
Functions: ***Sole Executive Body, Management Board Chairman.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Full company name: ***Open Joint-Stock Company Kuzbassenergoservice.***
Shortl company name: ***OAO Kuzbassenergoservice»***
Location: ***650000, Russian Federation, Kemerovo, ul. Karbolitovskaya, 10.***
Reasons for declaring the company as a subsidiary or affiliate of the Issuer: ***the company is considered subsidiary due to prevailing participation of the Issuer in its authorized capital.***
Partnership share of the Issuer in the company authorized capital: ***100 %.***
Ordinary share fraction of the company belonging to the Issuer: ***100 %.***
Partnership share of the company in the authorized capital of the Issuer: ***none***
Ordinary share fraction of the Issuer belonging to the company: ***none.***
Main activity description: ***Services for the installation, repair and maintenance of other electric equipment not included in previous groups; architectural activity; engineering and technical design; geological exploration and geophysical works; geodesic and cartographic works; standartisation and metrologyoperations; activity in the sphere of hydrometeorology and related fields; activity related to the solution of technical tasks not included in other groups; production of other construction works; retail trade in non-specialized shops, mainly food products, including and tobacco products; retail trade of clothes; retail trade of domestic chemistry products, synthetic detergents, wallpapers and floor coverings; production of building metal constructions; goods transportation; capital investments into securities; market survey; other wholesale trade.***

In compliance with Arbitration Court of Kemerovo region resolution on case No. A27-12936/2006-4 as of February 21, 2007 SC Kuzbassenergoservice was recognized insolvent (bancrupt), bancruptcy procedures were instituted – bankruptcy proceedings for the period of 12 months.
In compliance with item 2 article 126 of he Federal Law "On insolvency (bancruptcy)", since the arbitration court resolution on the recognition of a debtor a bancrupt and opening bancruptcy proceedings, director and other debtor management bodies powers are terminated, with the exception of debtor management bodies authorized by foundation documets to take decisions concerning conclusion of major transactions, conclusion of agreements on conditions of the provision of monetary means by a third party or third parties for the fulfillment of debtor's liabilities.

Bancruptcy Manager: Togulev Valery Mikhailovich, born in 1958.
Place of habitation: ***Russian Federation, Kemerovo region, Kemerovo, b-r Stroiteley 28/1 – 135.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

Full company name: ***Open Joint-Stock Company Barnaulteplosetremont.***
Shortl company name: ***OAO BTSR***
Location: ***656037, Russian Federation, Altai territory, Barnaul, ul. Brilliantovaya, 2.***
Reasons for declaring the company as a subsidiary or affiliate of the Issuer: ***the company is considered subsidiary due to prevailing participation of the Issuer in its authorized capital.***
Partnership share of the Issuer in the company authorized capital: ***100 %.***
Ordinary share fraction of the company belonging to the Issuer: ***100 %.***
Partnership share of the company in the authorized capital of the Issuer: ***none***
Ordinary share fraction of the Issuer belonging to the company: ***none.***
Main activity description: ***repair of heat networks, hydraulic asn handling networks, buildings and constructions, including: accomplishment capital and mid-life reoairs of main and auxiliary equipment in TPPs; thermal, bulk and distributional electric grids; repair of electric power facilities, electric and thermal power equipment and electric plants of consumers; works on the installation of main and auxiliary equipment of power plants, including installation of lifting constructions; construction and installation and repair works; repair and installation of thermal insulation of boiler and turbine plants and pipelines; repair of power equpment, technical re-equipment and reconstruction of power facilities; production of spare parts, mechanization means, repair accessories.***

Description of the company significance for the Issuer's activity: ***In compliance with Agreement No. 1975 as of March 1, 2007 the company is recognized subsidiary due to the prevailing participation of the Issuer in its authorized capital since April 24, 2007. Currently the company is main repair and construction contractor in thermal networks of Barnaul. Participation of the Issuer is strategic.***

Board of Directors memebers:
Skorokhodov Dmitry Viktorovich, SC Kuzbassenergo Director General Deputy for corporate management, born in 1977.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***0.0002%.***
Issuer ordinary shares fraction belonging to the person: ***0.0002%.***
1. ***Goncharov Igor Mikhailovich, Main Specialist of OAO Siberian Coal Power Company Energy Assets Administration, born in 1968.***
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
Gretsinger Yury Aleksandrovich, SC Kuzbassenergo Director General Deputy for production, Techincal Director, born in 1953.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none..***
Issuer ordinary shares fraction belonging to the person: ***none.***
Gnezdilov Mikhail Vladimirovih, Main Expert of RAO UES of Russia Business-unit No. 2 Projects Provision Department, born in 1982.
Functions: ***Board of Directors member.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***
2. ***Vasilieva Julia Vladimirovna, Leading Expert, Capital Management Depatment, Projects Realization Provision Center of the RAO UES of Russia Business-unit No. 2, born in 1979.***
Functions: ***Board of Directors member.***

Participation of the person in the authorized capital of the Issuer: *none.*
Issuer ordinary shares fraction belonging to the person: ***none.***

Selection of the Collegial Executive Body (Management Board) of OAO BTSR is not provided by the Company Articles of Association.

Person occupying the Sole Executive Body position:
Lisin Anton Genadievich, born in 1972.
Functions: ***Sole Executive Body.***
Participation of the person in the authorized capital of the Issuer: ***none.***
Issuer ordinary shares fraction belonging to the person: ***none.***

4.6. Composition, Structure and Value of the Issuer's Main Fixed Assets, Information on Plans for the Purchase, Replacement, Retirement of the Fixed Assets, and on all Facts of the Issuer's Fixed Assets Encumbrance

4.6.1. Fixed Assets

Information on the initial (replacement) value of fixed assets and the amount of charged depreciation for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years:

Fixed assets objects group designation	Initial (replacement) value, thou RUB	Charged depreciation amount, thou RUB
Report date: ***31.12.2002***		
1. buildings	*7,218,115*	*2,733,795*
2. constructions	*18,191,842*	*11,461,069*
3. mechanisms and equipment	*25,748,318*	*18,158,656*
4. transport	*265,434*	*160,062*
5. other	*95,442*	*40,474*
6. land sites	*531,181*	*0*
Total:	***52,050,332***	***32,554,056***
Report date: ***31.12.2003***		
1. buildings	*8,875,289*	*3,710,489*
2. constructions	*25,030,524*	*16,329,909*
3. mechanisms and equipment	*30,971,768*	*21,708,052*
4. transport	*286954*	*176,632*
5. other	*89,230*	*51,596*
6. land sites	*571,066*	*0*
Total:	***65,824,831***	***41,976,678***
Report date: ***31.12.2004***		
1. buildings	*8,956,014*	*3,588,094*
2. constructions	*26,410,663*	*17,879,268*
3. mechanisms and equipment	*34,451,063*	*24,868,381*
4. transport	*200,576*	*120,256*
5. other	*82,936*	*37,496*
6. land sites	*566,418*	*0*
Total:	***70,667,670***	***46,493,504***
Report date: ***31.12.2005***		
1. buildings	*11,731,495*	*4,855,583*
2. constructions	*30,747,839*	*21,036,926*
3. mechanisms and equipment	*35,587,760*	*25,777,159*
4. transport	*207,976*	*130,192*
5. other	*87,491*	*44,169*
6. land sites	*566,568*	*0*
Total:	***78,929,129***	***51,844,029***
Report date: ***31.12.2006***		
1. production buildings	*8,480,851*	*3,657,727*
2. hydrotechnical constructions	*1,034,158*	*487,865*
3. power lines	*94,605*	*37,041*
4. thermal networks	*6,490,299*	*4,512,924*
5. equipment	*20,055,963*	*14,817,964*
6. substations	*2,482,732*	*2,031,557*
7. nonproduction fixed assets	*357,262*	*27,245*
8. other	*6,211,056*	*4,732,418*

9. land sites	440,101	0
Total:	45,647,027	30,304,741

Information on the methods of charging depreciation deduction as per fixed assets objects groups:

Charging of depreciation as per fixed assets objects is accomplished by linear method on the basis of usefula application terms for such objects. For fixed assets ojects taken on book-keeping accounting before January 1, 2002 depreciation is charged in compliance with the USSR Council of Ministers Resolution No. 1072 as of October 22, 1990 'On unified standards of depreciation deductions for the complete recovery of the USSR national economy fixed assets". For fixed assets ojects taken on book-keeping accounting after January 1, 2002, depreciation is charged in compliance with the Russian Federation Government Resolution No. 1 as of January 1, 2002 'On the classification of fixed assets included in depreciation groups" (amended on November 18, 2006).

Information on the results of the last revaluation of fixed asets and long-term rented fixed assets accomplished during the last 5 completed financial years or since the date of the Issuer State registration in case the Isuer caries out its activity less than 5 years, with provision of the revaluation date, complete and residual (with the deduction of depreciation) balance value of fixed assets before the re-evaluation, and complete and residual (with the deduction of depreciation) balance value of fixed assets with the consideration of such re-evaluation:

During the last 5 completed financial years revaluation of fixed assets in order to determine complete (replacement) value of fixed assets was selective, which is specified by the revaluation agreement. In this respect it is impossible to provide residual value for the previous years.

Results of fixed assets revaluation for 5 years:
2002

No.	Branch designation	Number of ** inventory objects, pcs.	Initial value before the re-evaluation, RUB	Initial (replacement) value on January 1, 2003 after the re-evaluation, RUB
1	2	3	4	5
1	Tom-Usinsk GRES	794	4,772,946,513	5,857,998,680
2	Belovsk GRES	647	5,495,346,775	6,361,654,200
3	Kemeroo GRES	634	3,663,431,297	4,313,758,440
4	Kemerovo TPP	445	1,243,003,035	1,534,155,430
5	Novo-Kemerovo TPP	520	3,764,162,161	4,505,189,640
6	Kuznetsk TPP	1,067	2,739,785,351	3,205,535,860
7	OAO Management	4	39,347,883	50,338,000
8	Thermal Networks Management	380	2,583,319,414	4,276,493,100
9	South Kuzbass GRES *	774	2,320,668,376	2,871,438,230
10	West-Siberian TPP *	674	4,563,391,417	5,374,610,510
11	East Electric Grids*	2900	2,282,551,482	3,137,649,710
12	North Electric Grids *	2,819	4,671,364,447	5,332,827,990
13	Central Electric Grids *	2,169	3,956,470,265	5,035,421,330
14	South Electric Grids *	1,451	3,376,740,547	5,708,366,940
15	Energosbyt*	403	108,330,670	115,397,140
16	Kuzbassenergosvyaz*	210	212,921,379	213,189,420
	Total		45,793,781,012	57,894,024,620

2003

No.	Branch designation	Number of ** inventory objects, pcs.	Initial value before the re-evaluation, RUB	Initial (replacement) value on January 1, 2003 after the re-evaluation, RUB
1	2	3	4	5
1	Tom-Usinsk GRES	666	4,029,396,074	4,785,148,800
2	Belovsk GRES	324	4,109,212,417	4,538,216,300
3	Kemeroo GRES	478	3,262,925,480	3,680,305,500
4	Kemerovo TPP	333	939,441,425	1,045,048,400,
5	Novo-Kemerovo TPP	429	3,161,057,213	3,576,038,100
6	Kuznetsk TPP	801	2,008,711,923	2,207,101,390
7	OAO Management	43	1,479,342	1,634,100
8	Thermal Networks Management	384	141,240,928	160,369,700
9	South Kuzbass GRES *	674	2,423,082,731	2,605,959,520
10	West-Siberian TPP *	531	3,084,713,131	3,413,518,486
11	East Electric Grids*	171	367,480,061	421,629,700
12	North Electric Grids *	354	1,430,816,540	1,677,796,200
13	Central Electric Grids *	500	2,239,490,953	2,674,719,360
14	South Electric Grids *	586	2,528,981,854	2,977,247,500
15	Energosbyt*	2,358	21,697,314	24,008,330
	Kuzbassenergosvyaz*		29,749,727,386	33,788,741,386

2004

No.	Branch designation	Number of ** inventory objects, pcs.	Initial value before the re-evaluation, RUB	Initial (replacement) value on January 1, 2003 after the re-evaluation, RUB
1	2	3	4	5
1	Tom-Usinsk GRES	90	1,657,406,556	2,110,571,900
2	Belovsk GRES	65	1,185,603,764	1,516,994,000
3	Kemeroo GRES	58	614,011,685	869,830,300
4	Kemerovo TPP	42	317,298,851	411,442,100
5	Novo-Kemerovo TPP	44	1,050,945,606	1,330,610,,100
6	Kuznetsk TPP	93	1,086,186,649	1,419,637,600
7	OAO Management	2	46,309,587	53,841,000
8	Thermal Networks Management	135	3,891,944,608	4,888,747,520
9	South Kuzbass GRES *	71	285,539,219	305,774,800
10	West-Siberian TPP *	70	1,161,508,161	1,624,566,000
11	East Electric Grids*	147	1,803,023,444	2,306,539,000
12	North Electric Grids *	207	1,358,547,516	1,989,035,834
13	Central Electric Grids *	263	1,331,486,660	2,323,747,300
14	South Electric Grids *	182	2,052,015,064	2,905,386,150
15	Energosbyt*	17	132,565,069	127,437,000
16	Kuzbassenergosvyaz*	1	612,000	740,000
	Total		17,975,004,439	24,184,900,604

2005

No.	Branch designation	Number of ** inventory objects, pcs.	Initial value before the re-evaluation, RUB	Initial (replacement) value on January 1, 2003 after the re-evaluation, RUB
1	2	3	4	5
1	Tom-Usinsk GRES	21	1,651,860,698	2,734,430,000
2	Belovsk GRES	8	1,477,970,524	2,799,157,000
3	Kemeroo GRES	18	1,053,693,151	1,351,621,000
4	Kemerovo TPP	16	407,031,334	715,325,000
5	Novo-Kemerovo TPP	17	1,337,884,300	1,500,833,000
6	Kuznetsk TPP	31	1,006,074,390	1,228,385,000
7	OAO Management	5	1,398,444	3,796,000
8	Thermal Networks Management	14	8,622,390	12,081,000
9	South Kuzbass GRES *	14	706,877,300	973,574,000
10	West-Siberian TPP *	18	1,046,310,702	1,471,074,000
11	East Electric Grids*	7	3,991,115	8,407,300
12	North Electric Grids *	17	5,848,263	8,818,100
13	Central Electric Grids *	57	52,769,063	39,195,000
14	South Electric Grids *	14	5,966,559	14,456,100
	Total		8,766,298,233	12,861,152,500

- * branch retired in the course of reforming
- ** the table contains data for re-evaluated objects

2006

No.	Branch designation	Number of ** inventory objects, pcs.	Initial value before the re-evaluation, RUB	Initial (replacement) value on January 1, 2003 after the re-evaluation, RUB
1	2	3	4	5
1	Tom-Usinsk GRES	11	5,269,300	15,572,733
2	Belovsk GRES	7	336,900	394,940
3	Kemeroo GRES	15	31,676,500	50,760,998
4	Kemerovo TPP	13	14,831,100	37,275,473
5	Novo-Kemerovo TPP	9	22,187,319	45,430,236
6	Kuznetsk TPP	12	733,000	1,157,858
7	OAO Management	1	50,800	227,966
	Total		75,084,919	150,820,204

Fixed assets revaluation method is specified (according to the coefficiants of Executive Power Federal Body for Statistics, market value of the respective fixed assets, confirmed by documentations or expert opinions. By the availability of an expert opinionit is necessary to specify appraisal methodics):

Before 2006 the fixed assets revaluation was carried out by independent appraisers of ZAO ENPI Consult. According to the provided report of the independent appraisers, revaluation was done by the means of direct recalculation of separate objects value (direct estimate method), or balance value indexation without regard to separate onjects depreciation (method of index numbers) using coefficients of building and installation works value recalculation (for real estate objects) or equipment (for immovable property).
For 2006 the fixed assets revaluation on the basis of complete replacement value was carried out by consortium of appraisers consisting of ZAO Deloitte Touche CIS, OOO Institute for Entrepreneurship Problems and OOO AKF Top-Audit using three approaches: profit, comparative and cost approaches. In the previous year transport was revaluated mainly on the basis of manufacturer prices for the equivalent new equipment.

Information on plans for the acquisition, replacement, retirement of fixed assets, whose value constitutes at least 10 per cent of the Issuer's fixed assets value, and other fixed assets at the Issuer's discretion:

No plans available.

Information on the encumbrance of the Issuer's fixed assets (with the provision of the encumbance nature, encumbrance emergence date, effective period or other conditions at the Issuer's discretion):

50 real estate objects of Barnaul TPP-2 and 72 real estate objects of Barnaul TPP-3. Encumbrance nature: mortgage. Emergence date: March, February 2007. Effective period expired on March 31, 2007 after full payment for all acquired real estate objects. The encumbrance will be cleared in the first quarter of 2008 after the introduction of amendments on the settlement into the Unified State Registry of title to reals estate objects and transactions with them. Premises in buildings at the addresses: Kemerovo, pr. Kuznetsky, 28 and pr. Lenina, 90/4. Encumbrance nature: object lease. Emergence date: August 31, 2007. Effective period: February 28, 2012.

V. Information on the Financial and Economic Activity of the Issuer

5.1. Results of the Financial and Economic Activity of the Issuer

5.1.1. Profit and Losses

Dynamics of indicators characterizing profitability and los ratio of the Issuer for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years:

Indicator designation	Accounting period				
	31.12.2002	*31.12.2003*	*31.12.2004*	*31.12.2005*	*31.12.2006*
Earnings, RUB. *Revenue total from sale of goods, products, works, services.*	*14,809,687,000*	*16,993,144,000*	*16,704,631,000*	*19,710,417,000*	*17,604,706,000*
Gross profit, RUB *Earnings – prime cost of sold Выручка – prime cost of goods, products, works, services (except for commercial and administrative expenses).*	*1,906,,499,000*	*1,667,383,000*	*1,879,628,000*	*2,157,122,000*	*1,475,295,000*
Net profit (retained profit (uncovered loss)), RUB *Net profit (loss) of the accounting period*	*-531,606,000*	*790,000*	*-390,580,000*	*544,879,000*	*309,463,000*
Return on equity, % *(net profit) / (capital and reserves – directed financing and receipts + deferred income – own shares bought-out from shareholders) x100*	*-2.55*	*0.00*	*-1.60*	*1.99*	*1.76*
Return on assets, % *(net profit) / (balance sheet assets) x100*	*-1.95*	*0.00*	*-1.19*	*1.61*	*1.44*
Net profit-earning capacity ratio, % *(net profit) / (earnings) x100*	*-3.59*	*0.005*	*-2.34*	*2.76*	*1.76*
Product (sales) profitability, % *(profit on sales) / (earnings) x100*	*12.76*	*9.70*	*11.25*	*10.85*	*8.31*
Capital turnover, times *(earnings) / (balance sheet value – short-term liabilities)*	*0.64*	*0.63*	*0.60*	*0.69*	*0.91*
Uncovered loss amount at the accounting date, RUB *uncovered loss of past years + uncovered lost of accounting period*	*-531,606,000*	*0*	*-390,580,000*	*0*	*0*
Relation of uncovered loss at the accounting date to balance sheet total, % *(Uncovered loss amount at the accounting date) / (Balance sheet value) x100*	*-0.020*	*0.00*	*-0.01*	*0.00*	*0.00*

For the calculation of the provided indicators methodic was used recommended by the "Resolution on information disclosure by Issuers of equity securities, approved by Federal Financial Markets Service Decree.

Economyc analysis of the Issuer profitability / loss ratio on the basis of dynamics of the provided indicators. Information on the reasons that, according to the Issuer Management Bodies, caused the losses/profit of the Issuer reflected in the bokk-keeping accounting of the Issuer for 5 completed financial years preceding the Prospectus approval date, or for every completed financial year in case the Issuer carries out its activity less than 5 years:
The Table provided below serves for the purposes of information disclosure as regards profitability / loss ratio of the Issuer and main reasons that, according to the Issuer Management Bodies, caused the respective results:

The analysis of the Issuer's earning alteration in 2005 – 2006

Indicator designation	*report 2005, RUB*	*report 2006, RUB*	*alteration*		*reason*
			absolute, thou RUB	**comparative, %**	
1	2	3	4	5	6
Earnings, total	*19,710,417,000*	*17,604,706,000*	*-2,105,711,000*	*-10.7*	spin-off since July 1, 2006 of generation companies OAO South Kuzbass GRES and OAO West Siberian TPP, spin-off since July 1, 2006 of 4 electric grids enterprises, introduction NWPMM since July 1, 2006
including,					
- electric power	*14,722,418,000*	*12,836,736,000*	*-1,885,682,000*	*-12.8*	spin-off since July 1, 2006 of generation companies OAO South Kuzbass GRES and OAO West Siberian TPP, introduction NWPMM since July 1, 2006
- thermal power	*3,934,570,000*	*4,022,852,000*	*88,282,000*	*2.2*	thermal power rate growth by 10%
- other products	*1,053,429,000*	*745,118,000*	*-308,311,000*	*-29.3*	
of it:					
profit on power transportation	*263,817,000*	*42,663,000*	*-221,154,000*	*-83.8*	spin-off since July 1, 2006 of 4 electric grids enterprises
sale of other goods, works, services of industrial nature	*783,072,000*	*697,556,000*	*-85,516,000*	*-10.9*	drop of profit on sale of electric power (-76,297,000 RUB) in free market sector due to the introduction NWPMM since July 1, 2006
sale of other goods, works, services of non-industrial nature	*6,540,000*	*4,899,000*	*-1,641,000*	*-25.1*	

Issuer Management Bodies' opinions as regards the information povided in this item coincide.

5.1.2. Factors Affecting the Amount of Earnings from the Sale of goods, products, works, services and profits (losses) of the Issuer from its Main Activity

Factors (inflation influence, foreign currency rates fluctuations, state authorities decisions, other economic, financial, political and etc. factors) that, according to the Issuer Management Bodies influenced the amount of earnings from the sale of goods, products, works, services, their production costs (prime cost), and profits (losses) of the Issuer from ite main activity for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years, as well as estimation of the influence, which, according to the Issuer Management bodies, produced every of the provided factors on the aforesaid indicators of the financial and economic activity of the Isuer:
By December 31, 2002. Growth of earnings in 2002 as compared to 2001 equaled to 23.7%.
Factors: ***growth of tariff rates due to inflation.***
Influence estimation: ***100 %.***

By December 31, 2003. Growth of earnings in 2003 as compared to 2002 equaled to 14.7 %.
Factors: ***growth of tariff rates due to inflation.***
Influence estimation: ***100 %.***

By December 31, 2004. Drop of earnings in 2004 as compared to 2003 equaled to 1.7 %.
Factors: ***the decrease of physical volumes of produced products was due to the entry of 2 large consumers to FWEPM.***
Influence estimation: ***100 %.***

By December 31, 2005. Growth of earnings in 2005as compared to 2004 equaled to 18.0 %.
Factors: ***growth of tariff rates due to inflation.***
Influence estimation: ***100 %.***

By December 31, 2006. Drop of earnings in 2006 as compared to 2005 equaled to 10,7 %.
Factors: ***spin-off of 2 electric power stations, 4 electric grid enterprises from the structure of the Issuer in the course of electric power industry reforming; introduction of new power market in the Russian Federation.***
Influence estimation: ***100 %.***

Issuer Management Bodies' opinions as regards the information povided in this item coincide.

5.2. Issuer's Liquidity, Adequacy of Capital and Current Assets

Dynmics of indicators characterizing the Issuer's liquidity for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years:

Indicator designation	Accounting date				
	31.12.2002	*31.12.2003*	*31.12.2004*	*31.12.2005*	*31.12.2006*
Own current assets, RUB *capital and reserves (with the deduction of own shares bought-out from shareholders) – directed financing and receipts + deferred income - non-current assets*	***-628,871,000***	***-1,134,447,000***	***-2,458,834,000***	***-1,915,807,000***	***-1,299,195,000***
Constant capital index *(Non-current assets + long-term accounts receivable) / (Capital and reserves (with the deduction of own shares bought-out from shareholders) - directed financing and receipts + deferred income)*	***1.10***	***1.10***	***1.15***	***1.08***	***1.08***
Current liquidity ratio *(Current assets - long-term accounts receivable) / (Short-term liabilities(excluding deferred income))*	***1.14***	***0.98***	***0.98***	***0.92***	***1.15***
Acid ratio *(Current assets - inventories – VAT on acquired valuables - long-term accounts receivable) /(Short-term liabilities (excluding deferred income))*	***0.66***	***0.61***	***0.58***	***0.49***	***0.61***
Equity ratio of proprietory funds *(Capital and reserves (with the deduction of own shares bought-out from shareholders) - directed financing and receipts + deferred income) / (Non-current assets + Current assets)*	***0.77***	***0.76***	***0.75***	***0.81***	***0.82***

For the calculation of the provided indicators methodic was used recommended by the "Resolution on information disclosure by Issuers of equity securities, approved by Federal Financial Markets Service Decree.

Economic analyis of the Issuer's liquidity and financial solvency, adequacy of own capital for the fulfillment of short-term liabilities and coverage of current operational expenses on the basis of economic analysis of the provided indicators dynamics:

Deficiency of own current assets during the period from 2002 to 2004 increased by 1,829,963 thousand roubles or by 3.9 times. Change of this indicator over 10% is determined by net (undistributed) losses incurred in 2002 and 2004. Deficiency of own current assets during the period from 2004 to 2006 dropped by 1,159,639 thousand roubles or by

1.9 times. It indicates the strengthening of the Company financial solvency. Growth of this indicator by over 10% is due to the obtaining of net (retained) profit in 2003, 2005 and 2006.

Current liquidity ratio characterizing payment abilities of the Company by full mobilization of current assets during the examined periods reached its maximum value in 2006 –1.15; minimum value was observed in 2005 -0.92. (growth by 0.23 percent items). Growth of this indicator by 23% in 2006 as compared to 2005 is explained by the change of the Company structure (reorganization in the form of spin-off on July 1, 2007 led to a significant drop of long-term accounts receivable).

Acid ratio characterizing payment abilities of the Company by timely settlement of debtors increased from 0.49 (minimum value in 2005) to 0.61 in 2006 (growth by 0.12 percent items), which is one of the highest indicators for the last five completed financial years. The increase of the indicator by 12% in 2006 as compared to 2005 is explained by the change of the Company structure (reorganization in the form of spin-off on July 1, 2007 led to a significant drop of inventory).

Equity ratio of proprietory funds determines the share of property formed on the account of own sources. Value of this indicator for the examined periods has never dropped below 60% (recommended indicator, maximum value was also reached in 2006 (82%), minimum value (75%) was in 2005 (growth by 7%).

Description of factors, which, according to the Issuer Management Bodies, caused the change of any of the providfed indicators as compared to a previous accounting period by at least 10%:
Deficiency of own current assets during the period from 2002 to 2004 increased by 1,829,963 thousand roubles or by 3.9 times. Change of this indicator over 10% is determined by net (undistributed) losses incurred in 2002 and 2004. Deficiency of own current assets during the period from 2004 to 2006 dropped by 1,159,639 thousand roubles or by 1.9 times. It indicates the strengthening of the Company financial solvency. Growth of this indicator by over 10% is due to the obtaining of net (retained) profit in 2003, 2005 and 2006.
Current liquidity ratio increase by 23% in 2006 as compared to 2005 is explained by the change of the Company structure (reorganization in the form of spin-off on July 1, 2007 led to a significant drop of long-term accounts receivable).

Issuer Management Bodies' opinions as regards the information povided in this item coincide.

5.3. Amount and Structure of the Issuer's Capital and Current Assets

5.3.1. Amount and Structure of the Issuer's Capital and Current Assets

Amount and Structure of the Issuer's Capital and Current Assets for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years:

Indicator designation	Accounting period				
	31.12.2002	*31.12.2003*	*31.12.2004*	*31.12.2005*	*31.12.2006*
a) Authorized capital amount, RUB	*606,163,800*	*606,163,800*	*606,163,800*	*606,163,800*	*606,163,800*
Provided authorized capital amount corresponds to the foundation documents of the Issuer.					
b) Total value of shares, bought-out by the Issuer for further resale:	-	-	-	-	-
Shares percentage, bought-out by the Issuer for further resale (transfer), of distributed shares (authorized capital) of the Issuer	-	-	-	-	-
c) Reserve capital amount, formed on the account of deductions from the Issuer's profit, RUB	*16,818,000*	*16,818,000*	*16,858,000*	*16,858,000*	*30,308,000*
d) Additional capital amount reflecting the	*19,781,299,000*	*23,605,222,000*	*22,236,879,000*	*24,844,246,000*	*15,412,573,000*

growth of assets value revealed on the basis of revaluation results, as well as ammount of difference between selling price (distribution price) and nominal value of the Company shares on the account of selling the shares for the price exceeding the nominal value, RUB					
e) Amount of retained net profit of the Issuer, RUB	*374,682,000*	*563,501,000*	*1,264,973,000*	*1,470,401,000*	*1,503,460,000*
e) Total amount of the Issuer's capita;, RUB	*20,778,963,000*	*24,791,705,000*	*24,124,874,000*	*26,937,669,000*	*17,552,505,000*

The structure and volume of current assets of the Issuer according to the book-keeping accounting of the Issuer:

Indicator	Volume of current assets	
	thouRUB	%
Accounting date: *31.12.2002*		
1. INVENTORY, INCLUDING:	*1,111,050*	*19.413*
supplies, materials and other equivalent valuables	*996,276*	*17.407*
rearers and fatteners	-	-
expenses in the construction in progress	*869*	*0.015*
finished products and goods for resale	*9,308*	*0.163*
goods delivered	*3,631*	*0.063*
deferred expenses	*100,966*	*1.765*
other inventories and expenses	-	-
2. VAT for acquired valuavles	*721,987*	*12.615*
3. Accounts receivable (paiments are expected within 12 months since the accounting date), including:	*2,322,781*	*40.585*
buyers and customers	*1,558,538*	*27.232*
bills receivable	-	-
delinquency of subsidiaries and affiliates	-	-
delinquency of participants (founders) on contributions into the authorized capital	-	-
advances paid	*417,404*	*7.293*
other debtors	*270,175*	*4.721*
4. Accounts receivable (paiments are expected over 12 months since the accounting date), including:	*1,368,559*	*23.912*
buyers and customers	*634,467*	*11.086*
bills receivable	*672,938*	*11.758*
delinquency of subsidiaries and affiliates	-	-
advances paid	*1,176*	*0.021*
other debtors	*59,978*	*1.048*
5. Short-term financial investments	*34,797*	*0.608*
6. Monetary means, including:	*164,095*	*2.867*
cash account	*188*	-
settlement accounts	*162,151*	*2.833*
currency accounts	-	-
other monetary means	*1,756*	*0.031*
7. Other current assets	-	-
TOTAL:	*5,723,269*	*100*
Accounting date: *31.12.2003*		

1. Inventories, including:	*1,199,756*	*17.333*
supplies, materials and other equivalent valuables	*1,112,373*	*16.071*
rearers and fatteners	-	-
expenses in the construction in progress	*865*	*0.012*
finished products and goods for resale	*2,523*	*0.036*
goods delivered	*3,064*	*0.044*
deferred expenses	*80,931*	*1.169*
other inventories and expenses	-	-
2. VAT for acquired valuavles	*912,987*	*13.190*
3. Accounts receivable (paiments are expected within 12 months since the accounting date), including including:	*3,466,642*	*50.083*
buyers and customers	*515,197*	*7.443*
bills receivable	*672,938*	*9.722*
delinquency of subsidiaries and affiliates	-	-
delinquency of participants (founders) on contributions into the authorized capital	-	-
advances paid	*713*	*0.010*
other debtors	*85,892*	*1.241*
4. Accounts receivable (paiments are expected over 12 months since the accounting date), including:	*1,274,740*	*18.416*
buyers and customers	*515,197*	*7.443*
bills receivable	*672,938*	*9.722*
delinquency of subsidiaries and affiliates	-	-
advances paid	*713*	*0.010*
other debtors	*85,892*	*1.241*
5. Short-term financial investments	*5,421*	*0.078*
6. Monetary means, including:	*62,187*	*0.898*
cash account	*271*	*0.004*
settlement accounts	*61,420*	*0.887*
currency accounts	-	-
other monetary means	*496*	*0.007*
7. Other current assets	-	-
TOTAL:	*,6,921,733*	*100*
Accounting date: *31.12.2004*		
1. Inventories, including:	*1,162,236*	*19.815*
supplies, materials and other equivalent valuables	*1,124,797*	*19.177*
rearers and fatteners	-	-
expenses in the construction in progress	-	-
finished products and goods for resale	*2,297*	*0.039*
goods delivered	*2,659*	*0.045*
deferred expenses	*32,483*	*0.554*
other inventories and expenses	-	
2. VAT for acquired valuavles	*685,019*	*11.679*
3. Accounts receivable (paiments are expected within 12 months since the accounting date), including including:	*2,456,687*	*41.884*
buyers and customers	*1,115,042*	*19.010*
bills receivable	-	
delinquency of subsidiaries and affiliates	*698,471*	*11.908*
delinquency of participants (founders) on contributions into the authorized capital	-	-
advances paid	*175,628*	*2.994*
other debtors	*467,546*	*7.971*
4. Accounts receivable (paiments are expected over 12 months since the accounting date),	*1,269,457*	*21.643*

including:		
buyers and customers	*441,634*	*7.529*
bills receivable	*672,938*	*11.473*
delinquency of subsidiaries and affiliates	*76,797*	*1.309*
advances paid	*713*	*0.012*
other debtors	*77,375*	*1.319*
5. Short-term financial investments	*29,340*	*0.500*
6. Monetary means, including:	*262,702*	*4.479*
cash account	*296*	-
settlement accounts	*261,992*	*4.467*
currency accounts	-	-
other monetary means	*414*	-
7. Other current assets	-	
TOTAL:	*5,865,441*	*100*
Accounting date: *31.12.2005*		
1. Inventories, including:	*1,252,923*	*26.849*
supplies, materials and other equivalent valuables	*1,221,355*	*26.172*
rearers and fatteners	-	-
expenses in the construction in progress	-	-
finished products and goods for resale	*2,736*	*0.059*
goods delivered	*289*	-
deferred expenses	*28,543*	*0.612*
other inventories and expenses	-	
2. VAT for acquired valuavles	*762,908*	*16.348*
3. Accounts receivable (paiments are expected within 12 months since the accounting date), including including:	*1,870,240*	*40.077*
buyers and customers	*650,859*	*13.947*
4. Accounts receivable (paiments are expected over 12 months since the accounting date), including:	*301,794*	*6.467*
buyers and customers	*167,187*	*3.583*
5. Short-term financial investments	*825*	-
6. Monetary means	*476,439*	*10.210*
7. Other current assets	*1,437*	*0.031*
TOTAL:	*4,666,566*	*100*
Accounting date: *31.12.2006*		
1. Inventories, including:	*950,869*	*36.759*
supplies, materials and other equivalent valuables	*939,068*	*36.303*
finished products and goods for resale	*1,885*	*0.073*
goods delivered	*159*	-
deferred expenses	*9,757*	*0.377*
2. VAT for acquired valuavles	*209,869*	*8.113*
3. Accounts receivable (paiments are expected within 12 months since the accounting date), including including:	*1,085,916*	*41.979*
buyers and customers	*330,451*	*12.775*
4. Accounts receivable (paiments are expected over 12 months since the accounting date), including:	*111,428*	*4.308*
buyers and customers	*21,531*	*0.832*
5. Short-term financial investments	*50,112*	*1.937*
6. Monetary means	*178,033*	*6.882*
7. Other current assets	*554*	*0.021*
TOTAL:	*2,586,781*	*100*

Due to the unavailability of proprietary funds replenishment of current assets of the Company is made on the account of attraction of borrowed frunds (borrowing sources, increase of credit portfolio).

Structure of current assets	thou RUB	%
Accounting date: ***31.12.2002***		
Proprietary funds	-	-
Long-term loans and credits	*5,541*	*0.087*
Short-term loans and credits	*1,525,515*	*24.017*
Accounts payable	*4,820,878*	*75.896*
Other financing sources	-	-
TOTAL:	*6,351,934*	*100*
Accounting date: ***31.12.2003***		
Proprietary funds	-	-
Long-term loans and credits	*3,000*	*0.039*
Short-term loans and credits	*2,109,851*	*27.415*
Accounts payable	*5,583141*	*72.546*
Other financing sources	-	-
TOTAL:	*7,695,992*	*100*
Accounting date: ***31.12.2004***		
Proprietary funds	-	-
Long-term loans and credits	-	-
Short-term loans and credits	*2,445,505*	*31.921*
Accounts payable	*5,215,704*	*68.079*
Other financing sources	-	
TOTAL:	*7,661,209*	*100*
Accounting date: ***31.12.2005***		
Proprietary funds	-	-
Long-term loans and credits	-	-
Short-term loans and credits	*1,605,127*	*28.377*
Accounts payable	*4,051,388*	*71.623*
Other financing sources	-	
TOTAL:	*5,656,515*	*100*
Accounting date: ***31.12.2006***		
Proprietary funds	-	-
Long-term loans and credits	*433,845*	*12.456*
Short-term loans and credits	*822,926*	*23.628*
Accounts payable	*2,226,160*	*63.916*
Other financing sources	-	-
TOTAL:	*3,482,931*	*100*

Financing sources of the Issuer's current assets (own sources, loans, credits):

Structure of current assets	thou RUB	%
Accounting date: ***31.12.2002***		
Proprietary funds	-	-
Long-term loans and credits	*5,541*	*0.087*
Short-term loans and credits	*1,525,515*	*24.017*
Accounts payable	*4,820,878*	*75.896*
Other financing sources	-	-
TOTAL:	*6,351,934*	*100*
Accounting date: ***31.12.2003***		
Proprietary funds	-	-
Long-term loans and credits	*3,000*	*0.039*
Short-term loans and credits	*2,109,851*	*27.415*
Accounts payable	*5,583141*	*72.546*
Other financing sources	-	-
TOTAL:	*7,695,992*	*100*
Accounting date: ***31.12.2004***		
Proprietary funds	-	-
Long-term loans and credits	-	-
Short-term loans and credits	*2,445,505*	*31.921*
Accounts payable	*5,215,704*	*68.0.79*
Other financing sources	-	

TOTAL:	*7,661,209*	*100*
Accounting date: *31.12.2005*		
Proprietary funds	-	-
Long-term loans and credits	-	-
Short-term loans and credits	*1,605,127*	*28.377*
Accounts payable	*4,051,388*	*71.623*
Other financing sources	-	
TOTAL:	*5,656,515*	*100*
Accounting date: *31.12.2006*		
Proprietary funds	-	-
Long-term loans and credits	*433,845*	*12.456*
Short-term loans and credits	*822,926*	*23.628*
Accounts payable	*2,226,160*	*63.916*
Other financing sources	-	-
TOTAL:	*3,482,931*	*100*

Issuer's policy with respect to the current assets financing:
The Issuer's policy with respect to the current capital is aimed at the provision of an acceptable volume and structure of current assets of the Issuer, sources of their financing in order to improve liquidity and profitability of the assets. In order to decrease accounts receivable work is carried out with buyers and customers, control is exercised over payable accounts, work is carried out on collection of overdue accounts payable. At the Issuer's Internet site on page http://www.kuzbassenergo.ru/prod/finance/default/ the list of defaulters for thermal power is published regularly.

Factors capable of changing the current assets financing policy and estimation of their probability:
Change of the Issuer's policy with respect to the current assets financing can cause the following factors:
- Violation of the contractural and payment and account discipline by the consumers, which will lead to the reduction of the Issuer's earnings and growth of liabilities to creditors. In this case the Issuerwill have to clear accounts payable by the means of attracting borrowed funds, substituing accounts payable to suppliers and contractors with debts to credit organizations. Possibility of such factor is estimated as average.
- Escalation of production costs. Possibility of this factor is estimated as low.

5.3.2. financial investments of the Issuer

List of financial investments of the Issuer, which constitute over 10% of its all financial investments by the end of the last financial year before the Prospectus approval date:

Full and short Company name, location	Date and registration number of securities issue	Number of securities owned by the Issuer	Total nominal value of securities owned by the Issuer, thou RUB	total balance sheet value of securities owned by the Issuer, thou RUB	Amount of declared divident and payout period, thou RUB	Note
Open Joint-Stock Company west Siberian TPP 654038, Russian Federation, Kemerovo region, Novokuznetsk, Severnoye shosse, 23.	*1-01-55223-E as of Septemeber 14, 2006 FCSM of the Russian Federation regional branch in the Siberian Federal District*	*303,082,091 pcs.*	*454,623.1*	*1,435,324.9*	-	*Participation in the share capital is strategic. The Company is a generation asset. On the results of 2006 work net profit amounted to 49, 356.0 thou RUB*
Open Joint-Stock Company South Kuzbass GRES 650000, Russian Federation, Kemerovo region, Kaltan, ul. Komsomolskaya, 20.	*1-01-55215-E as of September 12, 2006 FCSM of the Russian Federation regional branch in the Siberian Federal District*	*303,082,091 pcs.*	*272,773.9*	*863,691.5*	-	*Participation in the share capital is strategic. The Company is a generation asset. On the results of 2006 work net profit amounted to 26,777.0 thou RUB*

Reserve as per financial investments specified in the table: ***none***.

Invetments into companies shares on the results of 2006, which constitute over 10% of its all financial investments by the end of the last financial year before the Prospectus approval date: ***none***.

Investments into other securities on the results of 2006, which constitute over 10% of its all financial investments by the end of the last financial year before the Prospectus approval date: ***none***.

Information on the size of prospective losses associated with the bancruptcy of organizations (enterprises), where investments were made, for every type of specified investments, for the period from the beginning of the accounting year to the Prospectus approval date:
The amount of losses according to the Issuer's estimate does not exceed the balance sheet values of the investments.

As of the date of the Prospectus approval the Issuer did not have assets placed to deposits or other accounts in banks or other credit organizations, whose licenses were suspended or recalled, as well as in crdit organizations with regard to which decisions were made to start reorganization, liquidation, bancruptcy proceedings, or which were recognized insolvent (bancrupt).

Standards (rules) of bokk-keeping accounting, according to which the Issuer made calculations reflected inthis item of the Prospectus:
Resolution on book-keeping accounting "Book-keeping accounting of organization" (PBU 4/99)", approved by Ministry of Finance of the Russian Federation Decree No. 43n as of July 6, 1999.
Resolution on book-keeping accounting "Accounting of financial investments" PBU 19/02", approved by Ministry of Finance of the Russian Federation Decree No. 126n as of December 10, 2002.
Company Decree No. 978 as of December 30, 2005 «On accounting and taxation policy of SC Kuzbassenergo for 2006 with amendments (Company Decree No. 316 as of Lune 13, 2006).

5.3.3. Intangible Assets of the Issuer

Information on the composition, initial (replacement) value of intangible assets of the Issuer and amount of charged depreciation for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years, in case these data were not reflected in the book-keeping accounting of the Issuer for the correponding period:
The intangible assets structure reflects the Issuer's exclusive rights for the trade mark.

Depreciation of intangible assets is charged by linear approach on the basis of the following usefullife terms: rights for the trade mark - 10 years.

In the accounting the intangible assets are reflected by initial value minus depretiations accrued during the use period.
Intangible assets of the Issuer are evaluated at the amount of actual expenses of the Issuer for their acquisition.

Intangible assets objects group designation	Initial (replacement) value, thou RUB	Amount of chaged depreciation, thou RUB

Accounting date: *на 31.12.2002*

Trade mark	*4*	*0.4*
TOTAL:	*4*	*0.4*

Accounting date: *31.12.2003*

Trade mark	*4*	*0.8*
TOTAL:	*4*	*0.8*

Accounting date: *31.12.2004*

Trade mark	*4*	*1.2*
TOTAL:	*4*	*1.2*

Accounting date: *31.12.2005*

Trade mark	*4*	*2.6*
TOTAL:	*4*	*2.6*

Accounting date: *31.12.2006*

Trade mark	*4*	*3*
TOTAL:	*4*	*3*

Appraisal methods and appraised value of intangible assets included into the authorized (share) capital (unit fund) or received through grant:
Appraisal methods and the procedure of determining the appraised value of intangible assets included into the authorized capital and received through grant are specified in item 5.7 Accounting and Appraisal of Intangible Assets of the Company Decree No. 732 as of december 29, 2006 "On accounting and taxation policy of SC Kuzbassenergo for 2007.
The Company does not have intangible assets included into the authorized capital and received through grant.

Standards (rules) of bokk-keeping accounting, according to which the Issuer provides information on its intangible assets:

Accounting of intangible assets is carried out according to PBU 14/2000 "Accounting of intengible assets", approved by the Ministry of Finance of the Russian Federation Decree No. 91 as of October 16, 2000

5.4. Information on the Policy and Expenses of the Issuer with Respect to Scientific and Technical Development, Licenses and Patents, New Developments and Research

Information on the policy of the Issuer with respect to scientific and technical development for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years, including disclosure of expenses on the carrying out of scientific and technical activity on the account of proprietory funds of the Issuer for every of accounting periods:

Indicator designation	By the start of the year, thou RUB	Received, thou RUB	Written off, thou RUB	By the end of the year, thou RUB

Accounting date: *на 31.12.2002*

R&D expenses	*0*	*4*	*4*	*0*
TOTAL:	*0*	*4*	*4*	*0*

Accounting date: *31.12.2003*

R&D expenses	*0*	*12*	*10*	*2*
TOTAL:	*0*	*12*	*10*	*2*

Accounting date: *31.12.2004*

R&D expenses	*2*	*11*	*11*	*2*
TOTAL:	*2*	*11*	*11*	*2*

Accounting date: *31.12.2005*

R&D expenses	*2*	*17*	*7*	*12*
TOTAL:	*2*	*17*	*7*	*12*

Accounting date: *31.12.2006*

R&D expenses	*12*	*11*	*14*	*8*
TOTAL:	*12*	*11*	*14*	*8*

Accounting of R&D in the Issuer is carried out according to the Resolution on the book-keeping accounting "Accounting of expenditures on scientific research, development and technological works" (PBU 17/02).
R&D financing is realized on the account of proprietory funds, R&D plan includes imperative works aimed at improvement of ecology, optimization of equipment modes and development of technological processes.
There are no withholdings into off-budget funds. Development of new advanced technologies executed by patent-licensing documentation was not carried out.

Information on the creation and obtaining by the Issuer of legal protection of main intellectual property objects (including information on the issue and duration of patents for inventions, useful model and industrial design, on state registration of trade marks and service marks, appellation of origin of goods), on main ways and results of intellectualproperty objects use:
Rassian Agency for Patents and Trademarks Certificate No. 198643 as of January 15, 2001 registered the right of SC Kuzbassenergo for trade mark with respect to the following goods: 07-electric generators, 09-switching gear. Trade mark registration is valid for 10 years since December 21, 1998.
In compliance with article 16 of the Russian Federation Law No. 3520-1 as of September 23, 1992 "On trade marks, service marks and appellations of origin of goods" registration of a trade mark is valid till the expiration of 10-year period since the date of submitting application to Federal Executive Authority on Intellectual Property. Trade mark registration duration can be prolonged on the basis of rightholder application submitted within the last year of its validity, every time for 10 years..
In connection with the trade marke registration duration expiration the legal protection of the trade mark is suspended (article 29 of the Law).

Risk factors associated with the posibility of expiration of Issuer's main patents, licenses for trade marks use:
1. Rassian Agency for Patents and Trademarks Certificate No. 198643 as of January 15, 2001 registered the right of SC Kuzbassenergo for trade mark with respect to the following goods: 07-electric generators, 09-switching gear. Trade mark registration is valid for 10 years since December 21, 1998.
In compliance with article 16 of the Russian Federation Law No. 3520-1 as of September 23, 1992 "On trade marks, service marks and appellations of origin of goods" registration of a trade mark is valid till the expiration of 10-year period since the date of submitting application to Federal Executive Authority on Intellectual Property. Trade mark registration duration can be prolonged on the basis of rightholder application submitted within the last year of its validity, every time for 10 years..
In connection with the trade marke registration duration expiration the legal protection of the trade mark is suspended (article 29 of the Law). Thus, since December 21, 2008 the legal protection of the specified trade mark becomes inoperative. In case of a refusal of the authorized agency to prolong the duration of he trade mark, it will non result in any risk factors to the main activity of the Issuer, as the existence of the specified trade mark does not significantly influence the volume of sales.
2. Since SC Kuzbassenergo does not possess any patents, risk factors associated with the possibility of their expiration are not available.

5.5. Development Trends Analysis in the Field of the Issuer's Main Activity

Main development trends of the economy branch where the Issuer carries out its main activity for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years, as well as main factors affecting the industry state:

Fuel and energy industry of the country remains the locomotive of the Russian Federation social and economic development making up 31% of GDP production, 63.8% of currency receipts from export and 57.9 % of receipts in the country tax system.
Electric power industry historically has a defining value for the Russian Federation economy as a constituent of the fuel and energy complex.
The basis of the Russian Federation energy industry consists of the RAO UES of Russia Holding enterprises, which wrork out approximately 70% of electric and 32% of thermal power in the Russian Federation.
The Issuer belongs to the Unified Energy System of the Russian Federation and a subsidiry of the RAO UES of Russia».
The process of the industry reorganization was started in 2000 with the development by the RAO UES of Russia of a reforming concept. First regulatory act reglamenting the reorganization of the electric power industry was the Rusian Federation Government Decree No. 526 as of July 11, 2001 "On reforming the electric power industry of the Russian Federation".
Federal Laws of the Russian Federation accepted in the first quarter of 2003 determined main frames and principles of te electric power industry functioning in the future in the competition conditions. Current regulatory base of the industry includes over forty documents.
In compliance with the OAO RAO UES of Russia Stategy Concept "5+5" for 2005-2008 major goals of the reforming are enhancement of enterprises efficiency and creation of conditions for the industry development on the basis of private investments. Industry management system design was started. Two concepts have been submitted for consideration: development of an independent control instrument or development of market council. The task of the independent control instrument is coordination of all electric power market entities activity on the state level. At the same time both the State and companies need a non-commercial structure that would be engaged in forming of rules and control over their fulfillment on the electric power market, coordination of infrastructural organizations actions. Moreover the decision-making system in it shall provide the balance of interests of suppliers, consumers, infrastructural organizations and the state. These tasks can be carried out by market council.
As of March 31, 2007 the OAO RAO UES of Russia Board of Directors has approved reforming projects for 71 out of 72 energy companies. 66 out of 72 energy companies were split. All seven WGCs passed state registration. Forming of the target structure of all thermal WGCs is completed, their shares entered the stock market. Holding OAO HydroWGC is formed. All RGC passed state registration. OAO RAO UES of Russia Board of Directors approved projects of forming all 14 RGC. Forming of the target structure of seven regional generation companies is completed: OAO Mosenergo (RGC-3), OAO RGC-4, OAO RGC-5, OAO RGC-6, OAO RGC-9, OAO Kuzbassenergo (RGC-12), OAO RGC-14.
Five regional generation companies (OAO RGC-1, OAO RGC-2, OAO SGC RGC-8, OAO RGC-10 and OAO Eniseyskaya RGC-13) have been reorganized in the form of accession and complete forming of the target structure, inclusion of not accessed regional generation companies into Holding. Shares of 11 RGCs participate in tenders on Russian stock exchanges.
The process is finished of spin-off of grid companies from energy companies. 56 Bulk Grid Companies have been created on the basis of reorganized energy companies.
4 Interdistrict Distribution Grid Companies have been registered. Distribution electric grid complex development strategy has been worked out. It offers the increase of IDGC presumably to 11 companies (without taking into account Far East IDGC) with comparable assets size.
The process has been started to increase the state share in the authorized capitals of OAO UES FGC, OAO UES SO-CDA and OAO HydroWGC via ourchase of additional shares of these companies on the account of Federal Budget mean It will assist in the increase of the Russian Federation participation in the capital of the companies to the statutory level. In the first quarter of 2007 the State became a memebr of OAO UES FGC shareholders with 12.44% share in the authorized capital by the means of purchasing part of additional issue of the Company shares. Obtained funds will be used fro the realization of prospective investment projects of OAO UES FGC, OAO UES SO-CDA and OAO HydroWGC.
Main purpose of reforming the electric power industry of the Russian Federation was the increase of the industry enterprises efficiency, creation of conditions for its development on the basis of investments stimulation, provision of reliable and continuous power supply to consumers.
In this respect radical changes currently take place in the electric power industry of the Russian Federation: main industry regulatory control base is changed, competitve power market is formed, new companies are created. In the course of reforming the industry structure changes: natural monopoly (electric power transfer, operational-dispatch management) and prospectively competitive (production and marketing of electric power, repair and service) functions are separated. Instead of previous vertically-integrated companies that carried out all these functions structures are being created that specialize on separate ypes of activity.

Main factors affecting the industry state where the Issuer carries out its main activity: *For the last 5 years the following factors (trends) can be distinguished peculiar to the industry in general:*

Considerable growth og power consumption since the end of the 90s, consequent growth of production of thermal and electric power;
- *Improvement of thermal and electric power consumers payment discipline;*
- *Improvement of energy companies activity financial results;*
- *Improvement of the regional systems balance structure;*
- *Decrease of the cross-subsidisation level;*
- *Ageing of primary equipment (electric power stations, electric and thermal grids) of energy companies;*
- *Deficiency of investment resources for the maintenance of generation capacity.*

One of the factors that will affect the electric power industry will be the process of development and coordination of agreements for the power provision, which shall be concluded between generation compaies, Closed Joint-Stock Company Financial Payments Center and non-commercial partnership Unified Energy Industry Wholesale Power Market Mercantile System Administrator. Such agreements comprise maximum and minimum values of provided power, as well as starting terms for the provision of power and all the necessary technical parameters, on which basis the power provision estimate will be conducted. Major possible risk to such Agreement will be undue provision of power specified in the Agreement and, consequently, penalty sanctions (up to 30% of investment project value).
One of the key factors that will significantly affect the electric power industry will be RAO UES of Russia investment program approved by the Management Board of the RAO UES of Russia on January 29, 2007:

	2006	2007	2008	2009	2010	TOTAL
Total, mln. roubles	180,019	520,452	753,652	820,211	825,586	3,099,920
including						
Proprietary funds	123,853	153,526	167,544	214,802	371,161	1,030,886
Federal Budget	100	32,011	58,643	66,001	53,599	210,354
Funds attracted	40,131	83,758	82,972	114,707	116,207	437,775
Additional shares issue	0	86,967	129,695	113,048	37,464	367,174
Payment for technological accession	4,630	58,762	74,840	66,198	48,190	252,620
Funds from sale of assets	0	51,750	97,226	69,229	25,866	244,072
Funds of external investors for the realization of projects using investment guarantee scheme	0	3,345	38,091	46,743	50,489	138,668
Prospective projects (process stock for the construction of new energy objects to be launched in 2011-2014.)	0	220	33,336	54,858	55,792	144,206
Other	11,305	50,112	71,305	74,624	66,819	274,165

General appraisal of the Issuer activity results in this industry, appraisal of the Issuer activity results conformity to the industry trends and reasons providing grounds for the obtained activity results:
In 2006 elecric power production by SC Kuzbassenergo equaled to 22,651 mln. KWh, supply of thermal power amounted to 12,130 thousand Gcal.
In 2007 it is planned to maintain the production volume of electric power on the reached level. It is caused by factors in conditions, in which the Issuer operates, i.e. location of the Issuer in energy deficient regions, constantly rising power consumption level.
The Issuer activity results in general correspond to the industry development trends aimed at the creation of effective and investment attractive generation companies.

Reasons causing for the obtained activity results (satisfactory and unsatisfactory results according to the Issuer opinion):
Total installed electric capacity of the Issuer's electric power stations comprises 4,387 MW (about 2.0% of all installed generation capacity in the Russian Federation). Total installed thermal capacity of the Issuer comprises 8,842 Gcal/h. Generation capacities of the Issuer are highly demanded and effectively used – the Issuer ranks No. 3 among regional generation companies created in the results of the RAO UES of Russia reform on the basis of installed capacityuse ratio (55.9% on the results of 9 months of 2007).
On the results of 9 months of 2007 the roral production of electric power by Issuer's power station amounted to - 16,083.433 mln. KWh. Supply of thermal power amounted to 9,244.586 thousand Gcal.
Information provided in this section corresponds to the Issuer Executive Bodies' opinion

Opinions of the Issuer Management Bodies as regards mentioned reasons and/or level of their influence on the financial and economic activity indicators coincide.

2.5.1. Analysis of Factors and Conditions Affecting the Issuer Activity

Factors and conditions affecting the Issuer activity and results of such activity, as well as forecast with respect to the duration of the specified factors and conditions:

The strongest constant influence on the Issuer activity provides the demand for electric power factor. Demand for electric power supplied by the Issuer depends on:

- ***Weather conditions (temperature, nebulosity);***
- ***Supplier's capacity tariff rate;***
- ***Supplier's electric power tariff rate;***
- ***Possible grid restrictions on the elctric power cross-flow from other regions;***
- ***Wholesale market behaviour strategies of geeration companies competitive to the Issuer;***
- ***HPS production volume;***
- ***Macro- and micro-economic factors affecing the demand.***

To macro-economic factors belong:

- ***Cyclical economy fluctuations – they determine industrial growth rate.***
- ***Economic policy of the state in investment field – investment of funds by foreign companies into the Russian industry will allow incease of production volumes and, concequently, will cause growth of consumption.***
- ***World prices for raw material resources (aluminium, oil, gas, coal) – they determine income of industrial consumers; high prices result in the growth of enterprises and production, stimulate production volume growth and, consequently, electric power consumption growth.***
- ***Inflation directly affects the prime cost of electric power and, consequently, the price level – it determines the demand dynamics.***
- ***Neighboring states economies development – it determines the demand for the export electric power.***
- ***Export electric power price.***

To micro-economic factors belong:

- ***Electric power price –high prices cause thedrop of demand.***
- ***Population revenues level (GRP per capita) – growth of population revenues level results in rise of demand.***
- ***Regional fuel prices – they determine the elecric power prime cost***
- ***Electric power consumption efficiency – the increase of electric power consumption efficiency causes the drop of demand.***
- ***Cyclical economy fluctuations – they determine industrial growth rate.***
- ***Economic policy of the state in investment field – investment of funds by foreign companies into the Russian industry will allow incease of production volumes and, concequently, will cause growth of consumption.***
- ***World prices for raw material resources (aluminium, oil, gas, coal) – they determine income of industrial consumers; high prices result in the growth of enterprises and production, stimulate production volume growth and, consequently, electric power consumption growth.***
- ***Inflation directly affects the prime cost of electric power and, consequently, the price level – it determines the demand dynamics.***
- ***Neighboring states economies development – it determines the demand for the export electric power.***
- ***Export electric power price.***

According to independent estimates (SO, RAO UES) consumption in the Siberia UES will steadily grow, so the growth of demand for electric power is forecasted. However, a long-term forecast is difficult for the Issuer.
For the short-term estimation of the demand factor the Issuer's specialists conduct every-day multi-factor analysis of events affecting the demand. In the future the applied analysis methods are planned to be improved while new methods will be developed and introduced.
By 2011, since the complete liberalization of the wholesale power market the demand factor will be decisive for the Issuer. Since all electric power will be sold for free price formed on the basis of marginal principle, factors affecting the demand provide either positive or negative influence on the Issuer activity efficiency. Growth of demand causes electric power price growth, so the Issuer will receive more profit on sale. An vice versa drop of demand will reduce the price and can cause losses.
Adverse effect on the demand for the electric power of the Issuer provide the following factors:

- ***Deviations of weather conditions from forecasted values leading to the decrease of demand (has seasonal nature).***
- ***High production volume by HPS – increase of cheap electric power volume in the market (has seasonal nature).***
- ***Availability of grid restrictions makes impossible supply of electric power to consumers in required volumes.***
- ***Issuer competitors' strategy aimed at the electric power price-cutting in the market.***

Positive effect on the demand for the electric power of the Issuer provide the following factors:

- *Deviations of weather conditions from forecasted values leading to the increase of demand.*
- *Small production volume by HPS – reduces the cheap electric power volume in the market.*
- *Availability of grid restrictions causes the price rise in the locked ares.*
- *Issuer competitors' strategy aimed at the electric power price increase in the market.*

Actions taken by the Issuer and actions planned to be taken in the future for the effective use of these factors and conditions:

The Issuer plans:

- *gradualy build up the production volume;*
- *invest funds in the modernization of fixed assets;*
- *not to allow breaches of payment discipline by power consumers;*
- *provide steady groeth of efficiency of all Issuer production chain links.*

Methods applied by the Issuer and methods to be applied by the Issuer in the future to reduce the adverse effects of factors and conditions influencing its activity:

- modernization of fixed assets: in the context of realization of priority investment projects works are carried out to replace 12 MW capacity turbounit No. 3 in Kuznetskaya TPP and put it into operatin in 2008; it is planned to replace 200 MW turbine in Belovskaya GRES and put it into operation in 2010, and replace P-type 35 MW turbine with a 120 MW cogeneration turbine in Kemerovo GRES and put it into operation in 2011;
- in order to reduce energy deficiency in the south of Kuzbass Tom-Usinsk GRES capacity is planned to be expanded by 660 MW installing one coal power-generating unit. The start of the project is planned in 2007. the power-generating unit will be put into operation in 2011. Approximately 26.6 bln. roubles of capital investments MOD (without VAT) are planned to be spent for these purposes;
- increase of production volume;
- exclusion of payment discipline violation by power consumers;
- provision of constant efficiancy growth of all Issuer's production chain links.

Significant events/factors that can adversely affect obtaining the same or higher results by the Issuer in the future as compared to the results in the last accounting period and Probability of such events/factors:

Electric power market for the Issuer

- *Market competition of hydro generations*
- *Retirement of facilities and low reliability due to the ageing of equipment.*
- *Fuel prices growth ahaead of electric power tariff rates growth.*
- *Appearence of new power generating companies in the market.*

Thermal power market for the Issuer:
Thermal power market, where thermal power is provided in the form of steam, is most likely subject to risk of its loss since the cross-subsidisation between thermal power consumer groups forces industrial consumers put into operation their own thermal power facilities.
Thermal power market of hot water supply is subject to the risk of loss for the Issuer in a smaller degree, since it is problematic to expect mass reduction of city centralized heat supply existing volumes. Reduction of the volumes can be connected only to the realization of power-saving programs. The most probable is the threat of Issuer "nonparticipation" in the heat supply of new micro-districts under construction.

Risks of volume reduction and loss of thermal power market :

- *Considerable wear of hot water supply heating systems equipment and limited carrying capacity in Kemerovo, Novokuznetsk, Barnaul slow down the development of house-building oriented for centralized hot water supply.*
- *Existence of cross-subsidization between thermal power consumer groups forces industrial consumers put into operation their own thermal power facilities.*

Absence of state program in the sphere of thermal power supply slows down attraction of investments into the thermal power facilities development.

Probability of aforesaid events/factors:
Possibility of these factors is considered by the Issuer as low.

The Issuer evaluates the possibility of fuel prices growth as high.

Significant events/factors that can inprove the Issuer activity and their Probability and duration:

Electric power market for the Issuer:

- *The Issuer structure includes large effective GRES located nearby electric power consumption centers where exist carrying capacity limits and electric power defficiency.*
- *The Issuer's electric power is competitive in the Siberia market.*
- *The Issuer's TPPs are located in the electric demand centers of large industrial cities. Considerable volume of consumers' elecrical demand is directly connected to TPP distribution substation bus lines.*
- *The Issuer's TPPs have a big share of competitive heating electric power production.*
- *Equipment installed in the Issuer's TPPs allows the increase of plant ratio on the account of producing electric energy during the periods of heating load shutdown.*
- *Independence of large GRESs from the thermal power market by competitive production prime cost; as a concequance, the electric power produced by GRESs is in demand the year around.*
- *Availability of qualified personnel experienced in working in the electric power market.*
- *TPPs location nearby electric demand centers and connection to transit HV lines of high-class potential. Additional profit making on the account of participating in the system services market.*

Thermal power market for the Issuer:

- *Existing heating capacities of power plants allow providing reliable thermal power supply to cities with relatively low capital investments.*
- *Relatively low cost of thermal power in power plants collectors as compared to the cost of thermal power produced in boiler plants allows developing heating capacities in power plants and supplying of thermal power for low tariff rates.*
- *Possibility to provide consumers with a complex Service Package as regards thermal and electric power supply.*

Probability of aforesaid factors and their duration:
Probability of the above mentioned evens is considered by the Issuer as high. Duration of the factors/events is determined by the investment program implementation and the industry reforming progress..

5.2. Issuer's Competitors

Main existing and would-be competitors of the Issuer as regards its main activity, including foreign competitors:
In the Kemerovo region territory OAO South Kuzbass GRES and OAO West Siberian TPP are located that are also engaged in electric and thermal power production.
Main competitors of the Issuer in the territory of Siberia are large electric power stations – hydroelectric power stations:

- *Sayano-Shushenskaya HPS (installed capacity 6,400 MW),*
- *Krasnoyarskaya HPS (6,721 MW),*
- *Bratskaya HPS (4,500 MW),*
- *Ust-Ilimskaya HPS (3,840 MW)*

and thermal power plants:

- *Berezovskaya GRES (installed capacity – 1,500 MW),*
- *KrasnoyarskayaGRES-2 (1,250 MW),*
- *Gusinoozerskaya GRES (1,100 MW),*
- *Irkutskaya TPP-10 (1,110 MW),*
- *Nazarovskaya GRES (1,210 MW)*

Besides, on September 1, 2006 new wholesale power market was started, based on te system of bilateral regulated agreements (BRA). In the first phase BRAs are concluded for the whole production volume provided in the budgeted balance sheet approved by Federal Tariffs Service of the Russian Federation. Then it is planned gradually reduce the share of BRAs till full liberalization of the wholesale market. At the same time day-ahead auction rules remained the ssame: determination of equilibrium price on the basis of comparing demand and supply curve. Thus, on the basis of the fact that average suppliers' price in UES of Siberia is higher than electric power production cost in the Issuer's power plants, one can come to conclusion of high competitiveness of the Issuer in the fully competitive market conditions.
Prospective competitors.
Lately, a number of large industrial associations consider building their own power plants in Kuzbass:

- *EvrazHolding Association works out opportunity of building a 600 MW capacity electric power plant using gas-turbine units near novokuznetsk or Prokopievsk.*

- *Kuzbassrazrezugol Association examines the opportunity of building 1,100 MW GRES nearby their coal mining locations.*

- *A number of investors examine opportunity of building small-sized (2-10 MW) TPPs in Yurga and Anzhero-Sudzhensk cities..*

However, construction of these TPPs is problematic due to a high prime cost (the necessity of additional expenditures connected to the building of electric power delivery layouts) and long pay-back periods of the projects..

List of competitiveness factors of the Issuer with the description of their influence level on the produced goods (works, services) competitiveness:

Competitive advantages of the Issuer:

- *The Issuer structure includes large effective GRES located nearby electric power consumption centers where exist carrying capacity limits and electric power defficiency.*
- *The GRES's electric power of the Issuer is competitive in the Siberia market.*
- *The Issuer's TPPs are located in the electric demand centers of large industrial cities.*
- *The Issuer's TPPs have a big share of competitive heating electric power production.*
- *Equipment installed in the Issuer's TPPs (Novo-Kuznetsk TPP, Barnaul TPP-2, Barnaul TPP-3) allows the increase of plant ratio on the account of producing electric energy during the periods of heating load shutdown.*
- *The Issuer's TPPs can produce power working both on solid fuel and natural gas.*
- *Availability of qualified personnel experienced in working in the electric power market.*
- *Investment attractiveness of the Issuer*

The level of influence of the factors on the Issuer's products (works, services) competitiveness:

The aforesaid factors, according to the Issuer's opinion, will allow it continue its activity in the optimal way.

VI. Detailed Information on Persons Entering the Management Bodies of the Issuer, its Financial and Economic Activity Control Bodies, Brief Information on the Issuer Employees

6.1. Information on the Structure and Functional Authority of the Issuer Management Bodies

Full description of the Issuer Management Bodies structure according to the Articles of Association(foundaion documents) of the Issuer:

Management Bodies of the Issuer (according to item 9.1 article 9 of the Articles of Association) are:

- General Meeting of Shareholders;
- Board of Directors;
- Management Board (Collegial Executive Body);
- Director General.

To the General Meeting of Shareholders' functional authority belong the following issues (item 10.2. article 10 of the Company Articles of Association):

«1) introduction of amendments into the Articles of Association or approval of Articles of Association new version;
2) Company reorganization;
3) Company liquidation,appointment of liquidationcommittee and approval of the intermidiate and final liquidation balance sheet
4) determination of number,nominal value, category (type) of declared shares and rights provided by these shares;
5) increase of the authorized capital of the Company by increasing the nominal value of shares or by issuing additional shares;
6) reduction of authorized capital of the Company by reducing the nominal value of shares;
7) reduction of authorized capital of the Company by purchasing part of shares in order to reduce their total number, as well as by paying off purchased or bought-out shares;
8) splitting and consolidation of the Company shares;
9) making decision as regards distribution by the Company of bonds convertible into shares, and other equity securities convertible into shares;
10) election of the Board of Directors members and early termination of their powers;

11) election of Audit Commission members and early termination of their powers;

12) approval of the Company Auditor;

13) making decision as regards delegation of authorities of the Company Sole executive body to a management Company (executive manager) and early termination of the management Company (executive manager) powers;

14) approval of annual report, book-keeping accounting, including profit and loss account, as well as distribution of profit (including distribution (declaration) of dividends with the exclusion of profit distributed as dividends on the results of first quarter, half a year, nine months of a financial year) and losses of the Company on the basis of financial year results;

15) distribution (declaration) of dividends on the basis of first quarter, half a year, nine months of a financial year results;

16) determining the procedures of the General Meeting of Shareholders;

17) making decisions as concerns approval of transactions in cases provided by article 83 of the Federal Law "On stock companies";

18) making decisions as concerns approval of major transactions in cases provided by article 83 of the Federal Law "On stock companies";

19) making decisions as concerns the participation in financial and industrial groups, associations and other connexions of commercial organizations;

20) approval of internal documents regulating the Company bodies activity;

21) making decisions as concerns payment of remunerations and (or) compensations to the Company Audit Committee;

22) making decisions as concerns payment of remunerations and (or) compensations to the Company Board of Directors members;

23) solvation of other issues provided by the Federal Law "On stock companies"

Item 10.3. article 10 of the Company Articles of Association: "Issues related to the General Meeting of Shareholders' functional authority can not be delegated to the Board of Directors, Management Board or Director General of the Company".

To the Board of Directors' functional authority belong the following issues (item 15.1. article 15 of the Company Articles of Association):

1) *determination of priority areas of the Company activity;*
2) *convening of the Annual and Extraordinary General Meeting of Shareholders of the Company except for cases provided by item 14.8 article 14 of the Company Articles of Association, as well as declaration of a new General Meeting of Shareholders date instead of the aborted due to the absence of quorum;*
3) *approval of the General Meeting of Shareholders agenda;*
4) *election of the General Meeting of Shareholders secretary;*
5) *date specification of making a list of persons entitled to participate in the General Meeting of Shareholders, the General Meeting of Shareholders expenditure estimate confirmation and resolution of other issues related to the preparation and holding of the General Meeting of Shareholders;*
6) *introduction of issues to be resolved by the General Meeting of Shareholders provided by sub-items 2,5,6,8,9,13-21 of item 10.2 article 10 of the Company Articles of Association;*
7) *distribution of bonds and other equity securities by the Company except for cases provided by the Federal Law "On stock companies" and the Company Articles of Association;*
8) *approval of decision to issue securities, Prospectus and Report on the securities issue results, approval of Issuer's quarter reports, reports on the results of purchase shares from the Company shareholders, reports on the results of shares retirements, reports on the results of requirements to the Company shareholders as regards buy-out of their shares;*
9) *determination of property value, price for the distribution and buy-out of equity securities in cases provided by the Federal Law "On stock companies", as well as by resolving issues provided in sub-items 11, 21, 22, 38 of item 15.1. of the Articles of Association;*
10) *acquisition of shares, bonds and other equity securities distributed by the Issuer in cases provided by the Federal Law "On stock companies";*
11) *carve-out (realization) of Company shares, acquired by the Company in the result of their purchase or buy-out from the Company shareholders, as well as in other cases provided by the Federal Law "On stock companies";*
12) *election of the Company Director General and early termination of his/her powers, including making decision as concerns determination of labor agreement conditions with the Director General and early termination of the labor agreement with him/her*
13) *determination of the quantitative composition of the Company Management Board, election of the Management Board members, definition of remunerations and compensations paid to them, early termination of their powers, including making decision as concerns early termination of the labor agreement with them;*

14) *recommendations to the General Meeting of Shareholders with respect to the amount of compensations payable to the Company Audit Committee members, and determination of payment for the Auditor's services;*
15) *recommendations on the shares dividend rate and procedures of its payment;*
16) *approval of internal documents determining the procedure of the Company funds formation and use;*
17) *making decision as concerns the use of funds; approval of special purpose funds application estimate and examination of special purpose funds application estimate implementation results;*
18) *approval of internal documents, except for internal documents which approval is assigned to the General Meeting of Shareholders, as well as other internal documents, which approval is assigned to the Company Executive Bodies;*
19) *approval of a business-plan (corrected business-plan), quarterly approval of reports concerning its fulfillment, as well as approval (correction) of Company cash movement benchmarks;*
20) *foundation of branches and opening of representative offices of the Company, their liquidation, including introduction into the Company Articles of Association of changes related to the foundation of branches and opening of representative offices of the Company (including change of data as concerns designations and locations of branches and representative offices) and their liquidation;*
21) *on participation of the Company in other organizations (on entering into an operating organization or foundation of a new organization, including coordination of foundation documents), as well as (taking into account sub-item 22 of item 15.1. article 15 of the Articles of Association) on purchasing, carve-out and encumbrance of shares and interests in authorized capitals of companies where the Company participates, change of participation interest in the authorized capital of a respective Company and termination of the Company participation in other organizations;*
22) *making decisions on settlement of one or several interdependent transactions by the Company with respect to the carve-out or encumbrance of shares and interests in other organizations not engaged in the production, transfer, dispatching, distribution and marketing of electric and thermal power, repair or service types of activity, in cases if the market value of the shares and interests being the subject of such transactions, determined by an independent appraiser opinion, exceeds 30 mln. roubles, as well as in other cases (amounts) determined by separate decision of the Company Board of Directors;*
23) *determination of the Company credit policy with respect to providing loans by the Company, entering into credit agreements and loan agreements, granting sureties, accepting liabilities on bills of exchange (issue of a promissory bill and transfer note), transfer of property in gage and making decisions on the specified transactions in cases provided by the credit policy of the Company, as well as in cases when the decision tree for them is not determined by the Company credit policy; making decisions provided by the Company credit policy as regards the adjustment of the dept position of the Company in compliance with limits specified by the Company credit policy;*
24) *approval of major transactions in cases provided by Chapter X of the Federal Law "On stock companies"*
25) *approval of major transactions in cases provided by Chapter XI of the Federal Law "On stock companies";*
26) *election of the Board of Directors Chairman and early termination of his/her powers;*
27) *election of the Board of Directors Chairman Deputy and early termination of his/her powers;*
28) *election of the Board of Directors secretary and early termination of his/her powers;*
29) *preliminary approval of decisions with respect to the following transactions of the Company (in cases (amounts) determined by separate decisions of the Company Board of Directors, as well as if the specified cases (amounts) have not been determined by the Company Board of Directors):*

a) transactions related to the transfer of Company property or property rights (requirements) to itself or a third party without compensation;

b) transactions related to the release from proprietary liabilities to itself or a third party;

c) transactions related to services (works) accomplished by the Company to a third party without compensation;

30) *making decision as concerns the suspension of the management Company (executive manager) powers;*
31) *making decision as concerns the appointment of acting Director General of the Company, as well as bringing him/her to disciplinary liability;*
32) *bringing to disciplinary liability Director General and Management Board members and their reward in compliance with Labor Laws of the Russian Federation;*
33) *examination of Director General reports on the Company activity (including on fulfillment by him/her of the office duties), on fulfillment of decisions of the General Meeting of Shareholders and Board of Directors;*
34) *approval of the Company interaction procedures with other companies where the Company participates;*
35) *determination of the Company(Company representatives) position as regards the following agenda issues of general meetings of shareholders (participants) and boards of directors meetings of subsidiary and affiliate companies, including mandate to participate or not to participate in votes for the agenda issues, vote pro, contra or abstained:*

a) on determining the general meeting of shareholders (participants) agenda;

b) on the reorganization of subsidiary and affiliate companies;

c) on the liquidation of subsidiary and affiliate companies;

d) on the determination of quantitative composition of subsidiary and affiliate companies boards of directors, recommendation and appointment of their members and early termination of their powers;

e) on the determination of quantity, nominal value, category (type) of subsidiary and affiliate companies declared shares and rights provided by these shares;

f) on the increase of subsidiary and affiliate companies authorized capital by increasing the nominal value of shares or distributing additional shares;

g) on the distribution of subsidiary and affiliate companies securities convertible into ordinary shares;

h) on splitting, consolidation of subsidiary and affiliate companies shares;

i) on approval of subsidiary and affiliate companies major transactions;

j) on the participation of subsidiary and affiliate companies in other organizations (on entering into an existing organization or founding a new one), as well as on acquiring, carving-out and encumbering shares and interests in the authorized capital of other organizations where the subsidiary and affiliate companies participate, change of participation interest in the authorized capitals of respective organizations;

k) on making transactions by subsidiary and affiliate companies (including several interdependent transactions) with property comprising fixed assets, intangible assets, objects under construction, designation of which is production, transfer, dispatching, distribution of electric and thermal power in cases (amounts) specified by the Company interaction procedures with organizations, in which the Company participates, approved by the Company Board of Directors;

l) on introduction of amendments into the foundation documents of subsidiary and affiliate companies;

m) on the determination of procedures as regards payments of remunerations to the boards of directors and audit committee members of subsidiary and affiliate companies;

36) determination of the Company(Company representatives) position as regards the following agenda issues of general meetings of shareholders (participants) and boards of directors meetings of subsidiary and affiliate companies, engaged in the production, transfer, dispatching, distribution of electric and thermal power, including mandate to participate or not to participate in votes for the agenda issues, vote pro, contra or abstained (besides issues specified in sub- item 35 of item 15.1 article 15 of the Articles of Association):

a) on the approval of business-plan (corrected business-plan) and report of its fulfillment results, including approval (correction) of investment program and report of its fulfillment results, as well as approval (correction) of subsidiary and affiliate companies cash flows movement benchmarks and/or approval (correction) of subsidiary and affiliate companies cash flows movement;

b) on the approval of target values (corrected values) of subsidiary and affiliate companies key indicators of efficiency and reports on their fulfillment;

c) on the approval of profit and losses distribution on the basis of a financial year results;

d) on recommendations to the general meeting of shareholders as regards the amount of dividends on shares and procedure of their payment;

e) on the distribution (declaration) of dividends on the basis of first quarter, half a year and 9 months of a financial year results, as well as on the basis of a financial year results;

f) on the election of subsidiary and affiliate companies board of directors chairman and early termination of his/her powers;

g) on the election of subsidiary and affiliate companies directors general and early termination of their powers;

h) on the determination of labor agreement conditions with subsidiary and affiliate companies directors general, or on the selection of a person entitled by subsidiary and affiliate companies board of directors to determine labor agreement conditions and sign labor agreement with subsidiary and affiliate companies directors general;

i) on the determination of agreement conditions with subsidiary and affiliate companies management Company (executive manager), or on the selection of a person entitled by subsidiary and affiliate companies board of directors to determine agreement conditions with subsidiary and affiliate companies management Company (executive manager);

j) on the determination of subsidiary and affiliate companies insurance coverage insuring, including approval of the Resolution on ensuring insurance coverage of subsidiary and affiliate companies, approval of subsidiary and affiliate companies Insurance coverage program and introduction amendments into it, approval of subsidiary and affiliate companies insurers, approval of subsidiary and affiliate companies insurance broker responsible for the selection of subsidiary and affiliate companies insurers, as well as examination of the subsidiary and affiliate companies sole executive body with respect to insurance coverage insuring;

37) determination of the Company(Company representatives) position as regards the following agenda issues of subsidiary and affiliate companies board of directors meetings (including , including mandate to participate or not to participate in votes for the agenda issues, vote pro, contra or abstained):

a) on the determination of subsidiary and affiliate companies representatives' position as regards agenda issues of the general meetings of shareholders (participants) and boards of directors meetings of companies, which are subsidiary and affiliate to the Company subsidiary and affiliate companies, related to making (approval) transactions (including several interdependent transactions) connected with assignment or probability of assignment of property comprising fixed assets, intangible assets, objects under construction, designation of which is production, transfer, dispatching, distribution of electric and thermal power in cases (amounts) specified by the Company interaction procedures with organizations, in which the Company participates, approved by the Company Board of Directors;

b) on the determination of subsidiary and affiliate companies representatives' position as regards agenda issues of the general meetings of shareholders (participants) and boards of directors meetings of companies, which are subsidiary and affiliate to the Company subsidiary and affiliate companies, engaged in the production, transfer, dispatching, distribution of electric and thermal power with respect to the reorganization, liquidation, increase of the authorized capital of such companies by the means of increasing the nominal value of shares or distributing additional shares, securities convertible into ordinary shares;

38) preliminary approval of decisions as regards the Company's:

a) making transactions whose subject is non-current assets of the Company at the amount exceeding 10 (ten) per cent of the balance sheet value of these Company assets as of the date of such transaction decision date;

b) transactions (including several interdependent transactions), whose subject is property with the value between 10 and 25 per cent of the balance sheet value of these Company assets as of the date of such transaction decision date, except for transactions made during ordinary financial and economic activity of he Company;

c) transactions (including several interdependent transactions), whose subject is property comprising fixed assets, intangible assets, objects under construction, designation of which is production, transfer, dispatching, distribution of electric and thermal power in cases (amounts) specified by separate decisions of the Company Board of Directors, as well as approval of the aforesaid transactions if such cases (amounts) are not determined by the Company Boards of Directors;

preliminary approval of decisions on making transactions (including several interdependent transactions) by the Company, connected with assignment or probability of assignment of property comprising fixed assets, intangible assets, objects under construction, designation of which is production, transfer, dispatching, distribution of electric and thermal power in cases (amounts) specified by separate decisions of the Company Board of Directors;

39) making decisions on nomination of candidates for the position of the Sole Executive Body, in other management and control bodies, as well as candidate of auditor of companies in which the Company participates;

40) determination of the Company insurance coverage policy, including approval of the Company Insurer;

41) creation of the Company Board of Directors Committees, election of their members and early termination of their powers, election and early termination of powers of the Company Board of Directors Committees Chairmen, as well as approval of resolutions on the Company Board of Directors Committees;

42) approval of the candidate for the independent appraiser(s) for the value determination of shares, property and other assets of the Company in cases provided by the Federal Law "On stock companies", the Articles of Association and separate decisions of the Company Board of Directors;

43) approval of the Company Executive Establishments organizational structure and introduction of amendments into it;

44) coordination of candidates for separate positions in the Executive Establishments, determined by the Company Board of Directors;

45) preliminary approval of collective contracts, agreements concluded by the Company in the frames of regulating social and labor relationships;

46) approval of the candidate for the position of financial adviser engaged in the compliance with the Federal Law "On securities market", as well as candidates for joint lead managers and transactions advisers directly related to the attraction of funds in the form of public loans;

47) approval of the Company Registrar and conditions of the agreement with it, as well as termination of the agreement;

48) preliminary approval of transactions that can cause creation of obligations in a foreign currency (or obligations, which amount is attached to a foreign currency) in cases and amounts determined by separate decisions of the Company Board of Directors, as well as if the specified cases (amounts) are not determined by the Company Board of Directors;

49) determination of the Company purchase policy, including approval of the Resolution on the procedure of regulated purchases of goods, works, and services, approval of the director and members of the Company Central Purchase Body, as well as approval of year complex program of purchases and making other decisions in compliance with the approved documents regulating the Company purchase policy;

50) determination of the housing policy of the Company with respect to providing Company employees with corporate assistance in the area of improving housing in the form of subsidies, compensation of expenses, interest-free loans, and making decision on the provision by the Company of the specified support in cases

when the procedure of its provision is not determined by the Company housing policy;

51) making decision on the nomination of the Company Director General for the recommendation to State Awards;
52) approval of target values (corrected values) of the Company key efficiency indicators and reports on their fulfillment;
53) other issues related to the Board of Directors functional authority by the Federal Law "On stock companies" and the Articles of Association.
54) determination of priority investment projects of the Company;
55) determination of the procedure to use cash assets obtained in the result of the additional shares distribution by means of public or private offerings;
56) approval, amendment, cancellation of a investment program/project of the Company;
57) determination of selection conditions and approval of the prime contractor candidate for the Company investment program implementation;
58) approval of an independent engineering expert (technical agent) candidate for checking the Company investment program fulfillment and preparation of quarter reports on the realization of the Company investment program, making decision on the conclusion, alteration and termination of the agreement with the independent engineering expert (technical agent);
59) examination of the independent engineering expert (technical agent) quarter reports on the realization of the Company investment program;
60) approval of the Company Director General reports on the fulfillment of the Company investment program, as well as approval of the Company Director General reports format».

Issues related to the Board of Directors' functional authority can not be delegated to the Management Board or Director General of the Company

Administration of the day-to-day operations of the Company is carried out by the Sole Executive Body – Drector Genral, and Collegeal Executive Body – Management Board of the Company.

To the Management Board's functional authority belong the following issues (item 21.2. article 21 of the Company Articles of Association)

1) development and submition for the consideration by the Board of Directors of prospective plans of the Company main activity realization;
2) preparation of business-plan (corrected business-plan) and report on its fulfillment results, as well as approval (correction) of the Company cash flows movement;
3) preparation of reports on the financial and economic activity of the Company, on the fulfillment by the Management Board of the General Meeting of Shareholders and Board of Drectors decisions;
4) making decisions on concluding transactions, whose subject is property, works and services with value between 1 and 10 per cent of the Company assets balance sheet value determined on the trnsaction decision date (taking into account sub-item 38 of item 15.1 of the Articles of Association);
5) approval of plans and events with respect to the training and raising of qualifiation of he Company employees;
6) specification of social benefits and guarantees for the Company employeees;
7) making decisions on the issues relatd to the functinal authority of superior management bodies of economic companies, whose 100 (one hundred) per cent of the authorised capital or all voting shares belong to the Company (taking into account sub-item 35, 36 of item 15.1 of the Articles of Association);
8) consideration of reports of the Company Director General Deputies, Company structural devisions managers on the results of implementing approved plans, programs, decrees, examination of reports, documents and other information on the Company and its subsidiary and affiliate companies activity;
9) solving of other issues related to the administration of the day-to-day operations of the Company in compliance with the decisions of the General Meeting of Shareholders, Board of Directors of the Company, as well as issues proposed to the consideration of the Management Board by the Company Director General».

To the Director General's functional authority belong all issues related to the administration of the day-to-day operations of the Company except for issues related to the functional authority of the General Meeting of Shareholders, Boad of Directors and Management Board.

The Company Director General without power of attorney acts on behalf of the Company, including, taking into account restrictions provided by laws in force, Company Articles of Association and Board of Directors decisions.:

To the Director General's functional authority belong the following issues (item 22.3 article 22 of the Company Articles of Association):

1) provide te fulfillment of the Company activity plans necessary for solving of its tasks;
2) arranges book-keeping acconting and reporting in the Company;
3) administers the Company property, makes transactions on behalf of the Company, executes powers of atorney,

opens seetlement and other accounts of the Company in banks and other credit organizations (also, in cases provided by the laws in force, in organizations, which are professional participants of the security market);

4) issues orders, approves (accepts) instructions, local regulatory acts and other internal documents of the Company as regards the issues of his/her functional authority, gives instructions obligatory for the fulfillment by all Company employees;

5) approves the Resolution on the Company subsidiaries and representative offices;

6) approves staffing chart and official salaries of the Company employees according to the organizational structure of the Executive Establishment of the Company;

7) executes rights and obligations of the employer provided by labor laws with respect to the Company employees;

8) executes functions of the CompanyManagement Board Chairman;

9) allocates duties between the Director General Deputies;

10) submits reports on the financial and economic activity of subsidiary and affiliate companies activity, whose shares (interests) are possessed by the Company, as well as information on other companies where the Company participates for the consideration by the Board of Directors;

11) within 45 (forty five) days prior to the annual General Meeting of Shareholders of the Company provides annual report, book-keeping balance sheet, profit and loss account of the Company, distribution of profit and losses of the Company for the consideration by the Board of Directors;

12) solves other issues of the day-to-dayoperations of the Company except for issues related to the functional authprity of the General Meeting of Shareholders, Board of Directors and Management Board of he Company.

Information on the existence of the Corporate Code of Conduct of the Issuer or any other equivalent document:
On April 18, 2007 the Company Board of Directors approved SC Kuzbassenergo Corporate Code of Conduct (protocol of the session of SC Kuzbassenergo Board of Directors No. 20/12 as of April 23, 2007). The Corporate Code of Conduct of SC Kuzbassenergo is placed in Internet at: HTTP://WWW.KUZBASSENERGO.RU/INVEST/DOC/MANDATORY/DOC/.

Information on the existence of internal documents of the Issuer regulating activity of its bodies:
- Resolution on the procedure of preparation and holding of SC Kuzbassenergo General Meeting of Shareholders, approved by the Annual General Meetig of Shareholders on June 2, 2003
- Resolution on the procedure of convening and holding of SC Kuzbassenergo Board of Directors meetings , approved by the Annual General Meetig of Shareholders on June 21, 2002, with amendments approved by approved by the Annual General Meetig of Shareholders on June 27, 2005
- Resolution on SC Kuzbassenergo Management Board, approved by the Annual General Meetig of Shareholders on June 21, 2002
Functional authority of the Company Board of Directors, Director General, Management Board is regulated by the Company Articles of Association.

Internet address where the complete texts of the Issuer Articles of Assotiation, internal documents regulating the activity of the Issuer bodies, and Corporate Code of Conduct are provided in free access:
SC Kuzbassenergo Articles of association with amendments, and internal documents regulating the Issuer bodies activity are provided in the Issuer's Internet site at: HTTP://WWW.KUZBASSENERGO.RU/

6.2. Information on Persons Entering the Management Bodies of the Issuer

Board of Directors:
1. Bolshakov Andrey Nikolaevich - Board of Directors member
Year of Birth: ***1955***
Education: ***higher education: graduated from Moscow State Technical University n.a. N.E. Bauman in 1981, specialiation: electrician engineer; 1998-1999 – Natonal Economy Academy under the Government of the Russian Federation – economy, finances, mangment (advanced training); 2001 - 2003 – The Russian Academy for Foreign Trade – economisy (second higher education).***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***1998 – 2002***
Organization: ***Ministry of the Russian Federation for Atomic Energy.***
Position: ***Adviser.***

Period: *2002 – 2005*
Organization: ***MDM Group, Open Joint-Stock Company Siberian Coal Energy Company.***
Position: ***Strategic Development Department Director Deputy.***

Period: ***2005 – 2006***
Organization: ***Limited Liability Company Profresource.***
Position: ***Head of Power Economy Department.***

Period: ***2005 – present time***
Organization: ***Open Joint-Stock Company Siberian Coal Energy Company.***
Position: ***Fuel and power complex expert.***

Period: ***2006 – present time***
Organization: ***Limited Liability Company KOIMTEK.***
Position: ***Fuel and power complex Project Director.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations withother persons enetring the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***

Enters the Board of Directors (Management Board) of the following companies:
- ***OAO Eniseyskaya Territorial Generation Company (TGC-13), Board of Directors member;***
- ***OAO Far East Energy Company, Board of Directors member;***
- ***OAO Omskenergo, Board of Directors member;***
- ***OAO Far East Generation Company, Board of Directors member.***

2. Dunin Oleg Valentinovich – Board of Directors member
Year of Birth: *1965*
Education: ***higher education, graduated from the Moscow Engineering Physics Institute in 1988, specialization: engineer-physicist; in 1999 – from the Moscow State University of Economics, Statistics and Informatics, specialization: economist.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***2000 – 2004***
Organization: ***Open Joint-Stock Company Srednevolzhskaya Interrigional Management Energy Company.***
Position: Director of management.

Period: ***2004 – present time***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Director of Business-unit No. 2 Projects Realization Department***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***

Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***

Enters the Board of Directors of the following legal entites:
- ***OAO Krasnoyarskenergo, Board of Directors member;***
- ***OAO Hakasenergosbyt, Board of Directors Chairman;***
- ***OAO TGC-13, Board of Directors member;***
- ***OAO Samara Distribution Company, Board of Directors member;***
- ***OAO Samara Territorial Generation Company, Board of Directors Chairman;***
- ***OAO Surgutskaya RGES-1, Board of Directors member;***
- ***OAO WGC-2, Board of Directors member;***
- ***OAO Kacharaevo-Cherkeskaya Hydro Generation Company, Board of Directors member;***
- ***OAO Severo Osetinskaya Hydro Generation Company, Board of Directors member;***
- ***OAO Cascade of Nizhne-Cherkesk HPSs, Board of Directors member.***

3. Evseenkova Elena Vladimirovna - Board of Directors member
Year of Birth: ***1980***
Education: ***higher education, graduated from the Ministry of Foreign Affairs of the Russian Federation College in 2001; in 2002 – State University of Management.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:

Period: ***2002 – June 2003***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Specialist Grade 1***

Period: ***June 2003 – June 2004***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Main Specialist***

Period: ***July 2004 – December 2006***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Director of Department for the Economic Planning and Financial Control***

Period: ***december 2006 – present time***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Business-unit No.2 Department for the Economic Planning and Financial Control Director Deputy***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against her.***

respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***

Enters the Board of Directors of the following legal entites:
- ***OAO WGC-4, Board of Directors member;***
- ***OAO Omsk Energy Generation Company, Board of Directors member;***
- ***OAO WGC-2, Board of Directors member.***

Enters the Audit Commission of the following legal entities:
- ***OAO TGC-11, Audit Commission member.***

4. Kochetkova Tatiana Vladimirovna – Board of Directors member
Year of Birth: ***1978***
Education: ***higher education, in 2000 graduated from the Moscow Law University, jurisprudence; in 2003 - в 2003 году – Postgraduate Courses in the Moscow Law University, Ph.D. in Economics***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***2000 – 2003***
Organization: ***Moscow Law University.***
Position: ***Post-graduate***

Period: ***2003 – 2005***
Organization: ***Mascow Law University.***
Position: ***Lecturer.***

Period: ***2003 – 2005***
Organization: ***Modern University of the Humanities.***
Position: ***Lecturer.***

Period: ***2005 – present time.***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Director of Competitive Wholesale Market Division of the Reform Management Center Market Department.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against her.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***
Enters the Board of Directors (Management Board) of the following companies: ***none***

5. Lisyansky Mikhail Eduardovich – Board of Directors Chairman.
Year of Birth: ***1968***
Education: ***hgher education, in 1996 graduated from the Ufa Petroleum Institute, construction engineer; in 2002 – Samara State Aerospace University, economic manager.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***September 2003 – May 2004***
Organization: ***Open Joint-Stock Company Srednevolzhskaya Interrigional Management Energy Company.***

Position: *Technical Director Deputy for Repairs.*

Period: *May 2004 – January 2006*
Organization: *Open Joint-Stock Company Srednevolzhskaya Interrigional Management Energy Company.*
Position: *Director of Service Subsidiary and Affiliate Companies Management.*

Period: *January 2006 - present time*
Organization: *Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.*
Position: *Managing Director Deputy (Business-unit No.).*

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations withother persons enetring the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***

Enters the Board of Directors (Management Board) of the following legal entities: ***no information.***

8. Mazikin Valentin Petrovich - Board of Directors member
Year of Birth: ***1945***
Education: ***higher education, in 1970 graduated from Kuzbass Polytechnic Institute, specialization: technology and complex mechanization of mineral deposits underground mining, Doctor of Engineering, Professor, Full Member of the Academy for Mining Science, Russian Academy of Natural Sciences.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***1998 – 2001***
Organization: ***Kemerovo Region Administration***
Position: ***Kemerovo Region Governor Deputy for Coal Industry, Kemerovo Region Governot First Deputy for Fuel and Power Complex***

Period: ***2001 – present time***
Organization: ***Kemerovo Region Administration***
Position: ***Kemerovo Region Governot First Deputy***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***

respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***

Enters the Board of Directors (Management Board) of the following legal entities:
- Open Joint-Stock Company Kuzbassrazrezugol Coal Company, Board of Directors member.

7. Mikhailov Sergey Nikolaevich – Board of Directors member, Director General.
Year of Birth: ***1959***
Education: ***higher education, in 1981 graduated from the Novosibirsk Electrotechnical Institute, specialization: Dynamics and Durability of Mechanisms; in 1994 – Novosibirsk Institute of National Economy, specialization: Finances, Credit and Currency Circulation, Ph.D. in Economics.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***2000 – present time***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification.***
Position: ***Director General.***

Period: ***2006 – April 2007***
Organization: ***Open Joint-Stock Company South Kuzbass GRES».***
Position: ***Director General.***

Period: ***2006 – June 2007***
Organization: ***Open Joint-Stock Company West Siberian TPP.***
Position: ***Director General.***

Period: ***2006 – September 2007***
Organization: ***Open Joint-Stock Company Kuzbass Energy Marketing Company.***
Position: ***Director General.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***

Enters the Board of Directors (Management Board) of the following legal entities:
- Open Joint-Stock CompanyБанк «Алемар», Board of Directors member.

8. Platonov Vladimir yurievich - Board of Directors member
Year of Birth: ***1959***
Education: ***higher education***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***1998 – 2004***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Management Board Chairman Deputy – Head of Department for the Economic Security and Regime.***

Period: ***2004 – present time***

Organization: *Russian Open Joint Stock Company of Energetics and Electrification*
Position: ***Management Board memebr.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***
Enters the Board of Directors (Management Board) of the following companies: ***no information***

9. Rashevsky Vladimir Valerievich – Board of Directors member
Year of Birth: ***1973***
Education: ***higher education, in 1995 graduated from the Financial Academy under the Government of the Russian Federation, specialization: International Economy; in 1999 Postgraduate Cources in the Financial Academy under the Government of the Russian Federation, Ph.D. in Economics.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***30.05.2000 – 17.05.2004***
Organization: ***Joint-Stock Commercial Bank Moscow Business World.***
Position: ***Head of Investment Department, Management Board Chairman Deputy, Bank Board Chairman.***

Period: ***26.04.2004 – 17.05.2004***
Organization: ***Closed Joint-Stock Company Siberian Coal Energy Company.***
Position: ***part-time Director General.***

Period: ***18.05.2004 – 30.11.2004***
Organization: ***Closed Joint-Stock Company Siberian Coal Energy Holding Company.***
Position: ***Director General, since 07.07.2004 the position is renamed to Director General (President).***

Period: ***30.06.2004 – 30.11.2004***
Organization: ***Open Joint-Stock Company Siberian Coal Energy Company.***
Position: ***part-time President***

Period: ***30.11.2004 – 22.12.2004***
Organization: ***Open Joint-Stock Company Siberian Coal Energy Company.***
Position: ***President.***

Period: ***23.12.2004 – present time.***
Organization: ***Open Joint-Stock Company Siberian Coal Energy Company.***
Position: ***Director Geenral.***

Period: ***present time.***
Organization: ***Open Joint-Stock Company Siberian Coal Energy Company.***
Position: ***Management Board Chairman.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.

Share in the authorized capital of subsidiary/affiliate companies of the Issuer: no share.
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations withother persons enetring the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***

Enters the Board of Directors (Management Board) of the following companies:
- OAO RAO UES of Russia», Board of Directors member;
- OAO Federal Grid Company of the Unified Energy System, Board of Directors member.

10. Sorokin Igor Yurievich – Board of Directors Chairman Deputy.
Year of Birth: ***1974***
Education: ***higher education***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***2000 – 2001***
Organization: ***Limited Liability Company Karana.***
Position: ***Adviser.***

Period: ***2001 – 2003***
Organization: ***Open Joint-Stock Company ROCOLOR***
Position: ***Financial Director.***

Period: ***2003 – 2004***
Organization: ***Closed Joint-Stock Company MDM Group (renamed to ZAO SUEK, later to ZAO HK SUEK).***
Position: ***Main Specialist.***

Period: ***2004 - present time***
Organization: ***Open Joint-Stock Company Siberian Coal Energy Company.***
Position: ***Main Specialist for Energy Assets Management; since 01.2007 – Head of project "Energetics of UES of Siberia"; since 01.08.2007 – Head of TGC Project Center.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***On August 2, 2006 Kemerovo region Court of Arbitration initiated proceedings for the insolvency (bankruptcy) of Open Joint-Stock Company Kuzbassenergoservice, Kemerovo. According to Kemerovo region Court of Arbitration decision as of February 21, 2007 Open Joint-Stock Company Kuzbassenergoservice was adjudged insolvent (bankrupt) and proceddings in bankruptcy were opened for the period of 12 months. Sorokin I.Y. is a mamber of the Open Joint-Stock Company Kuzbassenergoservice Board of Directos.***

Enters the Board of Directors (Management Board) of the following legal entities:
- *OAO Altaienergo, Board of Directors member;*
- *OAO AK Omskenergo, Board of Directors member;*
- *OAO Kuzbass Energy Repair Company, Board of Directors member;*
- *OAO Kuzbasssetremont, Board of Directors member;*
- *OAO Altaienergotechremont, Board of Directors member;*
- *OAO Dalenergospecremont, Board of Directors member;*
- *OAO Motor Transport Enterprise LuTEK, Board of Directors member;*
- *OAO Kuzbass Energy Marketing Company, Board of Directors member;*
- *OAO Omsk elecric Power Generation Company, Board of Directors member;*
- *OAO Omskelectrosetremont, Board of Directors member;*
- *OAO Omsk electric Power Marketing Compnay, Board of Directors member;*
- *OAO Eniseyskaya TGC (TGC-13), Board of Directors member;*
- *OAO PRP Omskenergoremont, Board of Directors member;*
- *OAO Krasnoyarskenergoremont, Board of Directors member;*
- *OAO TGC-11, Board of Directors member.*

11. Shatsky Pavel Olegovich – Board of Directors member
Year of Birth: *1972*
Education: ***Higher education, in 1996 graduated from the Russian New University, specialization: Bachelor of Jurisprudence; in 1997 – Russian State Extramural University of Agriculture, specialization: manager; in 2002 – State Management University, specialization: law agent.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***March 2000 – 2002***
Organization: ***OAO RUSAL***
Position: ***Head of Legal Department***

Period: ***2002 – 2004***
Organization: ***OAO RUSAL***
Position: ***Head of Tariff Policy Department***

Period: ***2004 – 2004***
Organization: ***OAO RUSAL***
Position: ***acting Department Director***

Period: ***March 2004 – August 2005***
Organization: ***OAO RUSAL***
Position: ***Energy Department Director***

Period: ***Septemebr 2005 – present time***
Organization: ***Open Joint-Stock Company Siberian Coal Energy Company.***
Position: ***Director of Department for the Energy Complex Strategy; Director Deputy for Energy, Merger and Acquisition.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations withother persons enetring the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***

respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): *no information.*

Enters the Board of Directors (Management Board) of the following legal entities:

- ***OAO Prokopievskenergo, Board of Directors member;***
- ***OAO Far East Generation Company, Board of Directors member;***
- ***OAO Kuzbassenergosbyt, Board of Directors member;***
- ***OAO Dalenergosetproject, Board of Directors member;***
- ***OAO Primorsk Bulk Grid Company, Board of Directors member;***
- ***OAO Far East Energy Company, Board of Directors member;***
- ***OAO Eniseyskaya TGC (TGC-13), Board of Directors member;***
- ***OAO Kuzbassenergo Bulk electric Power Grids, Board of Directors member;***
- ***OAO Buryat Energosbyt, Board of Directors member;***
- ***OAO Chitinsk Energy Marketing Company, Board of Directors member;***
- ***OAO Khabarovsk Energy Technological Company, Board of Directors member;***
- ***OAO WGC-6, Board of Directors member;***
- ***OAO Khakassk Construction and Repair Company, Board of Directors member;***
- ***OAO TGC-11, Board of Directors member.***

Sole and Collegial Management Bodies of the Issuer

1. Mikhailov Sergey Nikolaevich – Director General, Management Board Chairman.

Year of Birth: ***1959***

Education: ***higher education, in 1981 graduated from the Novosibirsk Electrotechnical Institute, specialization: Dynamics and Durability of Mechanisms; in 1994 – Novosibirsk Institute of National Economy, specialization: Finances, Credit and Currency Circulation, Ph.D. in Economics.***

Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:

Period: ***2000 – present time***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification.***
Position: ***Director General.***

Period: ***2006 – April 2007***
Organization: ***Open Joint-Stock Company South Kuzbass GRES».***
Position: ***Director General.***

Period: ***2006 – June 2007***
Organization: ***Open Joint-Stock Company West Siberian TPP.***
Position: ***Director General.***

Period: ***2006 – September 2007***
Organization: ***Open Joint-Stock Company Kuzbass Energy Marketing Company.***
Position: ***Director General.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): none.

Enters the Board of Directors (Management Board) of the following legal entities:
- Open Joint-Stock Company Alemar Bank, Board of Directors member.

2. Grebennikov Aleksey Antonovich
Year of Birth: ***1939***
Education: ***higher education, in 1961 graduated from Altai Polytechic Institute.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***1998 – present time***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification.***
Position: ***Director General First Deputy; Director General First Deputy for General Issues; Director General Adviser for General Issues.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share***.
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): none.
Enters the Board of Directors (Management Board) of the following legal entities: ***no***

3. gretsinger Yury Aleksandrovich
Year of Birth: ***1953***
Education: ***higher education, in 1975 graduated from Tomsk Polytechnic Institute, specialization: Electric Systems and Networks, Ph.D. in Economics.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***1998 – 2004***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification.***
Position: ***Director General Deputy for Capital Construction***

Period: ***2004 – present time***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification.***
Position: ***Director General Deputy for Production – Technical Director.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share***.
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***

respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): none.
Enters the Board of Directors (Management Board) of the following legal entities
- OAO Kuzbassenergoremont, Board of Directors member;
- OAO Barnaulteplosetremont, Board of Directors member.

4. Erofeev Aleksandr Kupriyanovich
Year of Birth: *1959*
Education: ***higher education, in 1981 graduated from Novosibirsk Electronic Technical Institute, specialization: Dynamics and Durability of Mechanisms, in 1997 – Siberia Institute of Finances and Banking Business.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***2000 – 2001***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification.***
Position: ***Director General Assistant for Acconts Recievable – Head of Department for Marketing and Investment Projects***

Period: ***2001 – 2002***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification.***
Position: ***Director General Deputy for Work with Acconts Recievable and Restructuring***

Period: ***2002 – 2006***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification.***
Position: ***Director General Deputy for Corporate Management***

Period: ***2006 – present time***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification.***
Position: ***Director General Deputy for Production Assurance***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***On August 2, 2006 Kemerovo region Court of Arbitration initiated proceedings for the insolvency (bankruptcy) of Open Joint-Stock Company Kuzbassenergoservice, Kemerovo. According to Kemerovo region Court of Arbitration decision as of February 21, 2007 Open Joint-Stock Company Kuzbassenergoservice was adjudged insolvent (bankrupt) and proceddings in bankruptcy were opened for the period of 12 months.***
Enters the Board of Directors (Management Board) of the following legal entities:
- OAO Prokopievskenergo, Board of Directors Chairman;

5. Skorokhodov Dmitry Viktorovich
Year of Birth: *1977*
Education: ***higher education, in 1999 from Kemerovo State University, Law Department.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:

Period: ***1999- 2000***

Position: *Administrator Assistant for Legal Issues*

Period: *2000- 2003*
Organization: *Kuzbass Open Joint-Stock Company of Energy and Electrification.*
Position: *Director General Assistant for Legal Issues*

Period: *2003- 2006*
Organization: *Kuzbass Open Joint-Stock Company of Energy and Electrification.*
Position: *Head of Legal Department*

Period: *2006 – present time*
Organization: *Kuzbass Open Joint-Stock Company of Energy and Electrification.*
Position: *Director General Deputy for Corporate Management*

Share in the authorized capital of the Issuer: ***0.0008 %.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***0.0008 %.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): none.
Enters the Board of Directos (Management Board) of the following legal entities:
- OAO Kuzbassenergoremont, Board of Directors Chairman;
- OAO Prokopievskenergo, Board of Directors member;
- ZAO ATP Kuzbassenergo, Board of Directors Chairman;
- ZAO Health Center «Energetic», Board of Directors Chairman;
- OAO Barnaulteplosetremont, Board of Directors Chairman.

6. Lavrov Aleksandr Mikhailovich
Year of Birth: ***1950***
Education: ***higher education, Doctor of Science (Economics), full associate memebr of the Academy of Natural Science for West Siberian Department (Academician), in 1974 graduated from Tomsk politechnic Institute, specialization: Applied Mathematics.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: *1997 – 2001*
Organization: *Kemerovo Region Administration*
Position: *Region Governor Deputy for Economy and Finances*

Period: *2001 – 2002*
Organization: *Representative Office of Limited Liability Company Elke Trading, Kemerovo*
Position: *General Manager for Projects in Kuzbass.*

Period: *2002 – 2004*
Organization: *Kemerovo State University.*
Position: *Head of Marketing Department.*

Period: *2004 – present time*
Organization: *Kuzbass Open Joint-Stock Company of Energy and Electrification.*

Position: ***Director General Deputy for Economy and Finances.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): none.
Enters the Board of Directos (Management Board) of the following legal entities:
- Open Joint-Stock Company Alemar Bank, Board of Directors member.

7. Sheibak Yury Vladimirovich
Year of Birth: ***1953***
Education: ***higher education, in 1975 graduated from Novosibirsk Electronic technical Institute, specialization: Electric Power Stations, in 2004 – Academy of National Economy under the Government of the Russian Federation, Company Development Management.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:

Period: ***2000 – 2003***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification (Novo-Kemerovskaya TPP Branch»)***
Position: ***Senior Engineer Deputy for Repairs***

Period: ***2003 – 2004***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification***
Position: ***Technical Director Deputy for Exploitation***

Period: ***2004 – 2006***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification***
Position: ***Technical Director Deputy for Exploitation and Prospective Development***

Period: ***2006 – 2007***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification***
Position: ***Director General Deputy for Marketing and Sales.***

Period: ***2007 – present time***
Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification***
Position: ***Director General Deputy for Marketing – Market Operations Director***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.
Nature of any kin relations with other persons entering the management bodies of the Issuer and/or bodies controlling the financial and economic activity: ***none.***

Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): none.
Enters the Board of Directors (Management Board) of the following legal entities:
- OAO Prokopievskenergo, Board of Directors member.

6.3. Information on the Amount of Remunaration, Bonuses and/or Compensations of Expenses for every Management Body of the Issuer

Description with the specification of all types of remuneration for every mangement body of the Issuer (except for the natural person acting as the Sole Executive Body of the Issuer), including salary, premiums. Commissions, bonuses and/or compensation of espenses, as well as other proprietary provisions paid by the Issuer for the last completed financial year, as well as information on available agreements with respect to such payments in the current financial year:
For 2006 members of the Board of Directors of the Issuer were paid remunaretion in the amount of 3,560,310.50 (three million five hundred sixty thousand three hundred ten) roubles and 50 copecks.
For 9 months of 2007 members of the Board of Directors of the Issuer were paid remunaretion in the amount of 24,085,523.01 (twenty four million eighty five thousand five hundred twenty three) roubles and 1 copeck.
Amount and procedure of remuneration and compensation payments to the members of the Board of Directors in the current 2007 year are determined in accordance with the Resolution on payments of remunerations and compensations to the mebers of Board of Directors SC Kuzbassenergo, approved by the decision of the annual Geenral Meeting of Shareholders of SC Kuzbassenergo as of 06.06.2007 (Protocol No. 17 as of June 15, 2007). The Resolution is published in the wweb-site of SC Kuzbassenergo at: HTTP://WWW.KUZBASSENERGO.RU/INVEST/DOC/MANDATORY/DOC/
In compliance with the Resolution on payments of remunerations and compensations to the mebers of Board of Directors of SC Kuzbassenergo, payment of remunerations and compensations for 2007 are determined in the following order:
3. Payment of remunerations and compensations is made in monetary form.
4. Payment of remunerations.
4.1. For the participation in the meeting of the Board of Directors, held in lieu (by filling census-paper), a member of the Board of Directors is paid remuneration in the amount equivalent to 1st grade employee's five minimum monthly tariff rates specified by the Branch Tariff Agreement in the Russian Federation Electric Power and Energy Complex (hereinafter referred to as the Agreement) as on the date of the Company Board of Directors meeting, taking into account the indexation set by the Agreement, within seven calendar days after the meeting.
For the participation in the meeting of the Board of Directors, held in the form of simultaneous attendance, a member of the Board of Directors is paid remuneration in the amount equivalent to 1st grade employee's seven minimum monthly tariff rates specified by the Branch Tariff Agreement in the Russian Federation Electric Power and Energy Complex (hereinafter referred to as the Agreement) as on the date of the Company Board of Directors meeting, taking into account the indexation set by the Agreement, within seven calendar days after the meeting.
Amount of remuneration paid to the Shairman (Chairman Deputy) for every meeting where he/she executes Chairman functions of the Board of Directors is increased by 50%.
4.2. Members of the Board of Directors are paid additional remuneration for the indicator of net profit of the Company on the results of annual book-keeping accounting, approved by the General Meeting of Shareholder.
4.3. Members of the Board of Directors are paid additional remuneration in case of in Company market capitalization increment for the period of work of the Board of Directors (period since the moment of election of the Board of Directos memebr till the moment of new mwmwber election)".
4.4. Remuneration specified in item 4.2. is paid within one month since the date of annual General Meeting of Shareholders.
Remuneration specified in item 4.3. is paid within one month since the date of book-keeping accounting formation next to the date of the Board of Directors member powers termination.
4.5. Remuneration provided by items 4.2. and 4.3. of the Resolution is not paid in case the Board of Directors member did not participate in over 50% of held meetings"
"5. Payment of compensatons.
5.1. Memebr of the Board of Directors is compensated actually borne expenses related to the participation in the Board of Directors meeting of the Company (travel, accomodation, meals and etc.) in the amount specified in item 5.2. of the Resolution (except for per diem expenses).

5.2. Members of the Board of Directors, in case of business trips for the attendance of Company objects, meetings with shareholders and investors, participation in the General Meetings of Shareholders, as well as fulfillment of other tasks related to the functions of Board of Directors members are paid:

- per diem expenses in the procedure specified for the Sole Executive Body of the Company, Sole Executive Body of the management organization of the Company;

- compensation of expenditures related to the travel to the business trip location and back travel to the location of constant work or living (including insurance amount for the obligatory individual insureance of passengers on transport, payment for services for the execution of traffic documents and etc.) in the amount of actual expenditures confirmed by traffic documents but not exceeding travell expenses:

railway transport – in business-class enhanced comfort car (CB, C);

sea and river transport – in the amount of rates specified by transport operator but not exceeding the cost of travel in suite state cabin with complex servicing of passengers;

air transport – in the rate of business class;

automobile transport – in motor vehicle of public use (except for taxi and car rent);

- compensation of expenditures related to the lease of accomodation (except for the case, when the Board of Directors member is provided with a free accomodation) - in the amount of actual expenditures confirmed by corresponding documents but not exceeding 1st grade employee's three minimum monthly tariff rates specified by the Branch Tariff Agreement in the Russian Federation Electric Power and Energy Complex, taking into account the indexation set by the Agreement, for every day of stay.

5.3. Payment of compensations is made by the Company withinone calendar day since the submission of documents confirming the expenses".

The amount of payments to all members of the Management Board (except for the Management Board Chairmn – Director General) for 2006 equaled to 47,089,729.53 (forty seven million, eighty nine thousand seven hundred twenty nine) roubles and 53 copecks.

The amount of payments to all members of the Management Board (except for the Management Board Chairmn – Director General) for 9 months of 2007 equaled to 35,994,386.57 (thirty nine million nine hundred ninety four thousand three hundred eighty six) roubles and 57 copecks.

Remunerations are paid to the Management Board members of the Issuer for the fulfillment of their employment duties and are formed on the account of salary provided by the labout agreement, as well as premiums determined on the basis of work results for the priod, on the basis of Tussian financial accounting indicators. The amounts of remunerations are approved the members of SC Kuzbassenergo Board of Directors. Management Board members are also paid addtional premiums, amount of which is approved by the Management Board Chairman, on the basis of evaluation of every memebr's contribution in the total result of work. Labour agreement in compliance with the Resolution on the Management Board of Kuzbass Open Joint-Stock Company of Energy and electrification, approved by the annual General Meeting of Shareholders of SC Kuzbassenergo as of June 21, 2002, on behalf of the Company is signed by the Board of Directors Chairman or person authorized by the Board of Directors.

6.4. Information on the Structure and Functional Authorities of Control Bodies over the Financial and Economic Activity of the Issuer

Full description of the structure of control bodies over the financial and economic activity of the Issuer and their functional authority according the the Issuer's Articles of Association (foundation documents):

The control body over the financial and economic activity of the Issuer is Audit Committee of the Company. Procedure of the Audit Committee activity is determined by the internal document – Resolutionon the Audit Committee of Kuzbass Open Joint-Stock Company of Energy and electrification, approved by the annual General Meeting of Shareholders of SC Kuzbassenergo as of June 21, 2002 (protocol No. 10).

The Resolution is published at: HTTP://WWW.KUZBASSENERGO.RU/INVEST/DOC/MANDATORY/DOC/

The Auditt Committee consists of 5 members elected in the order specified by the Company Articles of Association and the Resolution.

The Audit Committee of the Company conducts audits (inspections) of the financial and economic activity of the Company at any time at its initiative, decision of the General Meeting of Shareholders, Board of Directors, or a shareholder(s) holding in aggregate at least 10% of the Company voting shares.

To the functional authority of the Audit Committee of the Company (in comliance with article 23 "Audit Committee and Auditor of the Company" of SC Kuzbassenergo Articles of Association) belong the following issues:

"1) confirmation of data validity contained in the annual report, book-keeping balance, profit and loss account of the Company;

2) analysis of the Company financial state, revelation of reserves to improve the Company financial state and development of recommendations for the Company management bodies;

3) arrangement and implementation of audit (inspection) of the Company financial and economic activity, in

particular:

- *audit (inspection) of financial, book-keeping, payment and settlement and other documentation of the Company, related to the financial and economic activity of the Company, with respect to its compliance with the Russian Federation laws, Articles of Association, internal and other documents of the Company;*
- *control over the preservation and use of fixed assets;*
- *control over the maintenance of procedure for the write-off to the losses of insolvent debtors' liabilities;*
- *control over the expenditure of monetary means of the Company in compliance with the approved business-pan and budget of the Company;*
- *control over the formation and use of reserve and other special funds of the Company;*
- *verification of correctness and expediency of distribution and payment of dividends on the Company shares, interest on bonds, profits from other securities;*
- *verification of fulfillment of previously issued instructions with respect to elimination of infractions and defaults revealed by previous audits (inspections);*
- *execution of other actions (measures) related to the check of financial and economic activity of the Company".*

Information on the system of internal control over the financial and economic activity of the Issuer:
Information on the availability of internal audit service, period of its work and key employees. Main functions of the internal audit service; accountability of the internal audit service, interaction with executive bodies of the Issuer and the Board of Directors (Supervisory Board). Interaction of the internal audit service with external audit of the Issuer:
Subdivision of the executive bodies of the Company implementing internal control are the Department for Internal Audit and Service for Economic, Informational Security and Regime.
Implementation of inspections by the Department for Internal Audit is carried out on the basis of inspection plan of complex audits for the year approved by the Director General; for the Security Service the plan is approved by the Director General Deputy for Security.
Service for Economic, Informational Security and Regime was founded in 2003. Period of the service operation equals to 4 years and 10 months. The staff of the Service currently comprises 7 people, Head of the Service is – Varnakov Vyacheslav Alekseevich.

Positions for the last 5 years:
Period: 1999-2003. Main Department of Internal Affairs Criminal Militia Service for Kemerovo region Director Deputy.
Period: 2003 – present timeно настоящее время
Organization: Kuzbass Open Joint-Stock Company of Energy and Electrification.
Position: Head of the Service for Economic, Informational Security and Regime
Share in the authorized capital of the Issuer: no share.
Ratio of ordinary shares in the authorized capital of the Issuer: no share.
Number of shares of subsidiary/affiliate companies of the Issuer that can be acquired by the person in the result of rights execution against possessed options: none
Nature of any kin relationships between the member of the Issuer's control body over its financial and economic activity and other members of the Issuer's control bodies over its financial and economic activity, members of the Board of Directors of the Issuer, members of the Collegial Executive Body of the Issuer, person holding the position of the Sole Executive Body of the Issuer: none.
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: no charges pending against him.
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bankruptcy proceedings were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): none.

Activity of the Service for Economic, Informational Security and Regime is regulated by the Resultuion on the Service for Economic, Informational Security and Regime, approved by the Board of Directors of the Issuer as of June 4, 2006. Pursuant to the Resolution the main tasks and functions of the Service for Economic, Informational Security and Regime are:
3. In compliance with main tasks the Service executes the following functions:
3.1. Analysis of the state and reasons of emergence of accounts receivable, taking measures for its redemption, including via search and location of debtors.
3.2. Control over the arrangement of contractual work in the executive bodies and branches of the Company with respect to revealation of facilitating agencies, having the most-favoured-nations regime by transactions.
3.3. Provision of economic security of the Company by tenders.
3.4. Control over the arrangement of write-off of material valuables for production needs.

3.5. Check of business partners by conclusion of agrements and recommendations to the Company directorate with respect to expediancy of further contacts.

3.6. Database building for information support of the Company on issues related to its economic security and stable functioning.

3.7. Revealation of information leakage channels, potentionally inflicting economic damage, acceptence of administative, technical and legal measures for their liquidation.

3.8. Verification of accounting, storage and usage of documents containing information assigned to commercial and official secret of the Company.

3.9. Implementation of measures on certification of information protection objects with respect to their compliance with information security requirements.

3.10. Provision of methodical and practical assistance on issues of arrangement of access and internal modes, introduction of technical security means in economic units.

3.11. Prevention of penal incursion with rspect to the Company property, development and implementation of measures for their prevention.

3.12. Development and realization of measures for the purposes of prevention of diversionary and terroristc acts in the elecric power objects.

3.13. Organizational support of the Company anti-terroristc committee work.

3.14. operational and qualitative provision of statistical and other reports on the Service work results.

3.15. Examination of proposals, complaints, claims on the issues of economic and information security of the Company.

3.16. Generalization and extension of advanced experience. Organization of issue-related meetings,exhibitions, inspections, contests..

Department for Internal Audit was founded in 1995. Period of operaton of the Dpartment equals to 12 years and 10 months. The staff of the Dervice currently comprises 4 people, Head of the Department is, Laritskaya Tatiana Dmitrievna.

Education: ***higher education, in 1984 graduated from Kemerovo State University, specialization: book-keeping accounting.***

Positions for the last five years*:*

Period: ***1999 - present time***

Organization: ***Kuzbass Open Joint-Stock Company of Energy and Electrification.***

Position: ***Head of Department for Internal Audit.***

Share in the authorized capital of the Issuer: ***no share.***

Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***

Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.

Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him/her: none.

Nature of any kin relationships between the Issuer's member of control body over its financial and economic activity and other members of the Issuer's control bodies over its financial and economic activity, members of the Board of Directors of the Issuer, members of the Collegial Executive Body of the Issuer, person holding the position of the Sole Executive Body of the Issuer: ***none.***

Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against her.***

Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bankruptcy proceedings were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***none.***

Activity of the Department for Internal Audit is regulated by the Resolution on the Department for Internal Audit, approved by the Board of Directors of the Issuer as of August 9, 2007 (Protocol No.06/13). Pursuant to its provisions main tasks and function of the Department for Internal Audit are:

"2.1. Main tasks and functions of the Department for Internal Audit are:

Control over the compliance of financial and economic operations carried out in the Company, its branches and structural subdivisions with the Company interests with the purpose of the Company assets protection;

Check of book-keeping and operational information, provided by subdivisions of executive bodies, branches and representative offices of the Company, including expert examination of means and methods used for the identification, appraisal, classification of such information, and preparation on its basis of reporting, as well as special examination of separate articles of reporting, including detailed verification of operations, balances on book-keeping accounts;

Check of availability, state and protection of the Companyproperty;
Independent appraisal and analysi of financial state of the Company in general, its branches and structural subdivisions;
Control over the implementation of procedures of internal control and analysis of internal control system efficiency;
Development and introduction of methods for the organization of internal control system in the Company, its branches and structural subdivisions;
Revealation, classification and analysis of risks in the sphere of the financial and economic activity, development of proposals on their elimination;
Interaction with the Audit Committee of the Copany and external auditors;
Provision of sufficient confidence with respect to the validity of the Company financial accounting and compliance with the procedures of its preparation, as well as compliance with the requirements of book-keeping accounting in the Company;
Opportune informing of the Director General of revealed deviations and defaults in the Company activity, as well as provision of proposals on the elimination of therevealed deviations and defaults, and provision of recommendations with respect to the increase of management efficiency (interraction of the Department for Internal Audit with Audit Commission under the Board of Directors of the Company is carried out in compliance with the Regulation, approved by Director General and coordinated with Audit Committee under the Boad of Directors);
Analysis and development of measures directed at the increase of efficiance of business process of the Company, applicability evaluation of standards, regulations and methodics approved and applied in the Company;
Confirmation of the financial accounting data validity, included into the content of information subject to disclosure by the Company;
Implementation of internal control in subsidiary and affiliate companies via representatives of the Company elected into the Audit Committees ofsubsidiary and affiliate companies".

Department for Internal Audit is accountable to the Sole Executive Body and Board of Directors.

By the implementation of its tasks the Department for Internal Audit closely cooperates with the external Auditor of the Company.

Internal document of the Issuer specifying rules for the prevention of using operation (insider) information. In case of such document existence, address of Internet page is porvided where the complete text is placed:
The Issuer did not adopt a document regulating the rules of prevention of using operation (insider) information
Internet address where the complete text of the document is palced: *The Issuer did not adopt a document regulating the rules of prevention of using operation (insider) information*

6.5. Information on Persons Entering the control Bodies of the Financial and Economic activity of the Issuer

Information on the auditor or memebrs of the Audit Committee and other Issur's control bodies over its financial and economic activity:
Pursuant to the decision of the annual General Meeting of Shareholders as of june 6, 2007 (Protocol No.17 as of 15.06.2007) the Audit Committee was elected in the following memebrship:

Memebers of the Audit Committee:
1. Ахрименко Дмитрий Олегович
Year of Birth: *1977*
Education: *higher education, in 1998 graduated from Kiev National Economy University, Bachelor, science of law. In 2000 graduated from Russian Legal Academy, specialization: jurisprudence. In 2002 graduated from Diplomatic Academyunder the Ministry of Foreign Affairs of the Russian federation, specialization: international relations*
Positions occupied for the last 5 years in the Issuer and other organizations, including combining authorities:
Period: *2000 – 2004*
Organization: *Limited Liability Company Emerkom special Constructions.*
Position: *lawyer.*

Period: *2004 г. – 2005*
Organization: *Open Joint-Stock Company NOVATEK.*
Position: *leading specialist.*

Period: *2005 – present time*
Organization: *Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.*

Position: ***main expert of the Department for Corporate Management and Interaction with Shareholders of Corporate Center.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him/her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of the Issuer's subsidiary/affiliate companies that can be acquired by the person in the result of rights execution with respect to possessed options: none.
Nature of any kin relationships between the Issuer's member of control body over its financial and economic activity and other members of the Issuer's control bodies over its financial and economic activity, members of the Board of Directors of the Issuer, members of the Collegial Executive Body of the Issuer, person holding the position of the Sole Executive Body of the Issuer: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against him.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***
Enters the Board of Directors of the following stock companies:
- ***OAO Krasnoyarskenergosbyt, Board of Directors member;***
- ***OAO Murmansk TPP, Board of Directors member;***
- ***OAO Vologda Bulk Grid Company, Board of Directors member;***
- ***OAO Karachaevo-Cherkesskaya Hydro Generation Company, Board of Directors member;***
- ***OAO Omsk Electric Power Generation Company, Board of Directors member;***
- ***OAO Saratove Bulk Company, Board of Directors member;***
- ***OAO Concern Mordovsk GRES.***

2. Буквин Михаил Сергеевич
Year of Birth: *1977*
Education: ***higher education***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:

Period: ***2002 – 2004***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Leading specialist of Department for Economic Planning and Financial Control.***

Period: ***2005 – present time***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Head of Business-unit No. 2 Department for Economic Planning and Financial Control.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to him: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to him: none.
Nature of any kin relationships between the Issuer's member of control body over its financial and economic activity and other members of the Issuer's control bodies over its financial and economic activity, members of the Board of Directors of the Issuer, members of the Collegial Executive Body of the Issuer, person holding the position of the Sole Executive Body of the Issuer: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***no charges pending against her.***

respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***
Enters the Board of Directors of the following stock companies: ***no***

3. Kleshnina natalya Viktorovna
Year of Birth: ***1965***
Education: ***higher education***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:

Period: ***2004 – present time***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Leading Expert of the Department for Internal Audit of Corporate Center.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: ***no share.***
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to her: none.
Nature of any kin relationships between the Issuer's member of control body over its financial and economic activity and other members of the Issuer's control bodies over its financial and economic activity, members of the Board of Directors of the Issuer, members of the Collegial Executive Body of the Issuer, person holding the position of the Sole Executive Body of the Issuer: ***none.***
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: ***No charges pending against her.***
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): ***no information.***
Enters the Board of Directors of the following stock companies: no.

4. Smirnove Elena Evgenievna – Chairman Of the Audit Committee.
Year of Birth: ***1976***
Education: ***higher professional education, in 1998 graduated from Volgograd Sate University.***
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:
Period: ***1999 - 2001***
Organization: ***OOO Avikom A***
Position: ***Seniour Accountant Deputy, Financial Controller.***

Period: ***2001 – 2003***
Organization: ***Representative Office of OAO RAO UES of Russia Centrenergo***
Position: ***Adviser on the Work of Audit Committees.***

Period: ***2003 – 2004***
Organization: ***ZAO Transserviceenergo***
Position: ***Director General Deputy for Economy.***

Period: ***2004 – present time.***
Organization: ***Russian Open Joint-Stock Company of Energetics and Electrification of UES of Russia.***
Position: ***Head of Business-unit No. 2 Department for Work of Audit Committees.***

Share in the authorized capital of the Issuer: ***no share.***
Ratio of ordinary shares in the authorized capital of the Issuer: ***no share.***
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to her: none.

Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: *no share.*
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to her: none.
Nature of any kin relationships between the Issuer's member of control body over its financial and economic activity and other members of the Issuer's control bodies over its financial and economic activity, members of the Board of Directors of the Issuer, members of the Collegial Executive Body of the Issuer, person holding the position of the Sole Executive Body of the Issuer: *none.*
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: *no charges pending against her.*
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): *no information.*
Enters the Board of Directors (Management Board) of the following legal entities: *нет*

5. Shvetsova Marina Vladimirovna
Year of Birth: *1964*
Education: *higher education, 1987 – Gorky Insitute of Water Transport Engineers; 2001 – Nizhnynovgorod Ministry of Internal Affairs Academy of the Russian Federation; specialization: finances and credit; qualification: economist, lawer*
Positions occupied in the Issuer and other organizations for the last 5 years and at present time, including combining authorities:

Period: *1997 – 2004*
Organization: *Audit Company OOO Finances and Law*
Position: *Director*

Period: *2004 – 2006*
Organization: *Russian Open Joint Stock Company of Energy and Electrification*
Position: *Main Expert of Business-unit No. 2 Department for Capital Management.*

Period: *2006 – present time*
Organization: *Open Joint-Stock Company Siberian Coal Energy Company*
Position: *Main specialist of energy assets management.*

Share in the authorized capital of the Issuer: *no share.*
Ratio of ordinary shares in the authorized capital of the Issuer: *no share.*
Number of the Issuer's shares that can be purchased by the person in the result of executing his/her rights to the Issuer's options belonging to her: none.
Share in the authorized capital of subsidiary/affiliate companies of the Issuer: *no share.*
Ratio of ordinary shares in the authorized capital of subsidiary/affiliate companies of the Issuer: *no share.*
Number of shares of subsidiary/affiliate companies of the Issuer that can be purchased by the person in the result of executing his/her rights to options belonging to her: none.
Nature of any kin relationships between the Issuer's member of control body over its financial and economic activity and other members of the Issuer's control bodies over its financial and economic activity, members of the Board of Directors of the Issuer, members of the Collegial Executive Body of the Issuer, person holding the position of the Sole Executive Body of the Issuer: *none.*
Information on bringing the person to administrative responsibility for law violations in the field of finances, taxes and dues, security market, or criminal responsibility for crimes in the field of economy or for crimes against State Authorities: *no charges pending against her.*
Information on encumbering of posts in management bodies of commercial organizations during the period when with respect to such organizations bancruptcy procedures were initiated, provided by the Russian Federation laws on insolvency (bankruptcy): *no information.*
Enters the Board of Directors (Management Board) of the following legal entities:
OAO Omskenergo - Board of Directors member
OAO Omsk Bulk Grid Company - Board of Directors member
OAO Kuzbassenergo Bulk electric Power Grids - Board of Directors member
OAO Kuzbassenergo Regional Electric Power Grid Company - Board of Directors member
OAO Chitinsk Bulk Grids - Board of Directors member

OAO Amursk Bulk Grid Company - Board of Directors member
OAO Khabarovsk Bulk Grid Company - Board of Directors member

6.6. Information on the Amount of Renumeration, Bonuses and/or Compensations of Expenditures as regards the Control Body over the Financial and Economic Activity of the Issuer

Description with the specification of all types of the remuneration amounts, including salary, premiums, commissions, bonuses and/or compensations of expenditures, as well as other property provisions that were paid by the Issuer for the last completed accounting year, as well as informatin on the existing agreements related to such payments in the current financial year:
Renumerations and compensations to the Audit Committee memebrs in 2007 are paird in compliance with the "Resolution on payments to SC Kuzbassenergo Audit Committee memebers of renumerations and compensations", approved by the Annual General Meeting of Shareholders of SC Kuzbassenergo as of June 26, 2006.
Pursuant to its provisions:
"1. Renumerations and compensations are paid by the Company in in monetary form".
"3.1. For the participation in an audit (inspection) of financial and economic activity a Company Audit Committee member is paid a limp-sum renumeration equivalent to 1st grade employee's five minimum monthly tariff rates specified by the Branch Tariff Agreement in the Russian Federation Electric Power and Energy Complex (hereinafter referred to as the Agreement) for the period of audit (inspection) taking into account the indexation set by the Agreement.".
"3.2. For every imlemented audit (inspection)) of financial and economic activity a Company Audit Committee member can be paid an additional renumeration at the amount not exceeding 1st grade employee twenty minimum monthly tariff rates specified by the Agreement taking into account the indexation set by the Agreement.
Procedure and terms of the additional renumeration payment are determined by the Company Board of Directors.
3.3. Amounts of renumerations paid to the Audit Committee Chairman according to items 3.1 and 3.2 of the Resolution are increased by 50%".
One can get acquinted with the " Resolution on payments to SC Kuzbassenergo Audit Committee memebers of renumerations and compensations" on the website of SC Kuzbassenergo at: HTTP://WWW.KUZBASSENERGO.RU/INVEST/DOC/MANDATORY/DOC/
The amount of renumerations to all members of the Audit Committee for 2006 equalled to 786,964 (seven hundred eighty six theousand nine hundred sixty four) roubles and 33 copecks.
The amount of renumerations to all members of the Audit Committee for 9 months of 2007 equalled to 251,280.0 (two hundred fifty one theousand two hundred eihty) roubles and 0 copecks.
Sallary of all members of the Audit Committee for 2006 equalled to 299,353(two hundred ninty nine thousand three hundred fifty three) roubles and 93 copecks.
Sallary of all members of the Audit Committee for 9 months of 2007 equalled to 0 roubles.
Premiums of all members of the Audit Committee for 2006 equalled to 142,469 (one hundred forty two thousand four hundred sixty nine) roubles and 40 copecks.
Premiums of all members of the Audit Committee for 9 months of 2007 equalled to 0 roubles.
Renumeration for the participation in audits (inspections) of all members of the Audit Committee for 2006 equalled to 345,141 (three hundred forty five thousand one hundred forty one)roubles and 00 copecks.
Renumeration for the participation in audits (inspections) of all members of the Audit Committee for 9 months of 2007 equalled to 251,280,0 (two hundred fifty one thousand two hundred eighty) roubles and 00 copecks.
Commission for 2006: 0 roubles.
Commission for 9 months of 2007: 0 roubles.
Bonuses and/or compensations of expenditures for 2006: 0 roubles.
Bonuses and/or compensations of expenditures for 9 months of 2007: 0 roubles.
Other property provisions for 2006: 0 roubles.
Other property provisions for 9 months of 2007:0 roubles.

6.7. Information on the Number and Summary Data on the Education and Membership of the Issuer's Employees, as well as Changes of the Issuer's Employees Numbers

Average staffing number of the Issuer's employees, including employees working in its branches and representative offices, as well as the amount of allocations to sallary and social welfare for the last 5 completed financial years, or for every completed financial year in case the Issuer carries out its activity less than 5 years:

Indicator designation	Accounting period

	31.12.2002	31.12.2003	31.12.2004	31.12.2005	31.12.2006
Average staffing number of employees	*17,219*	*13,832*	*10,818*	*9,465*	*7178*
Share of employees with a higher vocational education, %	*24.3 %*	*25.7 %*	*26.3 %*	*33.5 %*	*32.4 %*
Amount of monetary means meant for the remuneration of labour, thou RUB	*1,581,020*	*1,528,521*	*1,438,035*	*1,589,503*	*1,543,783*
Amount of monetary means meant for social welfare, thou RUB	*54,016*	*38,130*	*61,635*	*59,366*	*52,787*
total amount of spent monetary means, thou RUB	*1,635,036*	*1,566,651*	*1,499,670*	*1,648,869*	*1,596,570*

On the basis of decision made during the Extraordinaty General Meeting of Shareholders of SC Kuzbassenergo as of december 31, 2005 on the reorganization of SC Kuzbassenergo via spin-off of stand-alone companies, on July 1, 2006 personnel was transferred to:
OAO Kuzbassenergo Regional Electric Power Grid Company - 2811 people,
OAO Kuzbassenergo Electric Power Marketing Company - 811 people;
OAO West Siberian TPP - 711 people;
OAO South Kuzbass GRES - 546 people.

Factors that according to the Issuer's opinion caused a significant change of personnel numbers, consequences of such changes for the financial and economic activity of the Issuer:
During the period from 2003 to 2005 the number of personnel was reduced, wich correlates with the Company program for the personnel numbers in conditions of reformation (transfer of personnel engaged in the non-core and service spheres of the Company activity (with regard to the main product).

Consequences of the employees quantity change for the financial and economic activity of the Issuer: ***Consequences of the employees quantity change for the financial and economic activity are evaluated by the Issuer as insignificant.***

Information on the Issuer's employees providing a considerable influence on the financial and economic activity of the Issuer (key employees):

Name	Year of birth	Current position	Record of service in the position	Record of service in SC Kuzbassenergo
Mikhailov Sergey Nikolaevich	*1959*	*Director General*	*7 years 3 months*	*7 years 10 months*
Gretsinger Yury Aleksandrovich	*1953*	*Director General Deputy for Production – Technical Director*	*4 years 1 month*	*32 years 2 months*
Lavrov Aleksandr Mikhailovich	*1950*	*Director General Deputy for Economy and Finances*	*3 years 11 months*	*3 years 11 months*
Sheibak Yury Vladimirovich	*1953*	*Director General Deputy for Marketing and Sale – Market Operations Director*	*1 year 0 months*	*26 years 4 months*
Erofeev Aleksandr Kupriyanovich	*1959*	*Director General Deputy for Production Assurance*	*1 year 2 months*	*8 years 0 months*
Grebennikov Aleksey Anatolievich	*1939*	*Director General Deputy for General Issues*	*1 year 7 months*	*11 years 4 months*
Skorokhodov Dmitry Viktorovich	*1977*	*Director General Deputy for Corporate Management*	*1 year 2 months*	*9 years 6 months*

Information on the trade union created by the Issuer's employees:
Representative Body of the Issuer's employees is Kemerovo Regional Organization of the All-Russian Electric Power Industry Trade Union, acting on the basis of the Charter.

3,710 employees of the Issuer (50%) are members of the trade union.
Main framework of interaction between the employer and the trade union is social partnership assuming that the trade union not only carries out its functions but also participates in the Issuer strategy realization, its steady development, on which depends the wellfare of every employee.

Main document reflecting the interests of employer and employees of the Issuer is the collective Agreement of SC Kuzbassenergo for 2007 - 2008. this document determines and regulates social and labour relations and economic relations between the employer and employees, wage conditions, labour guarantees and bonuses, rights, liabilities and responsibility of the social partnership parties. Effective period of the agreement is from January 1, 2007 till December 31, 2008.
The Collective Agreement was developed in compliance with Branch Tariff Agreement in the Russian Federation Electric Power and Energy Complex for 2007-2008..

6.8. Information on any Liabilities of the Issuer to the Employees Related to their Participation Possibilities in the Authotized (Reserve) Capital (Unit Trust)of the Issuer

Agreements or liabilities of the Issuer related to the participation possibility of the Issuer's employees in its authotized (reserve) capital (unit trust):
In labour agreements concluded with the Issuer's employees the liabilities of the Issuer to its employees as regards their participation possibility in the authotized (reserve) capital (unit trust) of the Issuer are not stipulated.
Participation share in the authotized (reserve) capital (unit trust) of the Issuer (number of ordinary shares of the Issuer – stock company), which can be acquired under such agreements and liabilities by the Issuer's employees:
In labour agreements concluded with the Issuer's employees the liabilities of the Issuer to its employees as regards their participation possibility in the authotized (reserve) capital (unit trust) of the Issuer are not stipulated.

Information on the provision or possibility of provision of the Issuer's options to its employees:
In labour agreements concluded with the Issuer's employees the possibilities of providing the employees with the Issuer's options are not stipulated

VII. Information on Participants (Shareholders) of the Issuer and Interested Party Transactions Made by the Issuer

7.1. Information on the Total Number of Shareholders (Participants) of the Issuer

Total number of persons registered in the register of shareholders as of the Prospectus approval date: ***1,291***
Including nominal holders: ***9***

7.2. Information on the Participants (Shareholders) of the Issuer Possessing at least 5 per Cent of its Authorized (Reserve) Capital (Unit Trust) or at least 5 Per Cent of its Ordinary Shares, as well as Information on Participants (Shareholders) of such Pesons Possessing at least 20 Per Cent of their Authorized (Reserve) Capital (Unit Trust) or at least 20 Per Cent of their Ordinary Shares

Shareholders possessing at least 5 per cent of the authorized capital of the Issuer, or at least 5 per cent of the Issuer's ordinary shares:
1. Full company name: ***Open Joint-Stock Company Russian Open Joint-Stock Company of Energy and Electrification UES of Russia (shares are registered in the Issuer shareholders registry in the name of nominal holder OOO Depositary and Corporate Technologies)***
Short company name: ***OAO RAO UES of Russia***
TIN: ***7705018828***
Location: ***119526, Moscow, pr-t Vernadscogo, bld. 101/3.***
Share in the Issuer's authorized capital– ***42.06 %***
Fraction of ordinary shares of the Issuer belonging to this shareholder – ***42.06 %***

Persons possessing at least 20 per cent of the authorized capital of the Issuer's shareholder, or at least 20 per cent of the ordinary shares of the Issuer's shareholder: ***Russian Federation represented by the Federal Agency for the Administration of Federal Property***
TIN: ***7710542402***

Location: *109012, Moscow, Nikolsky per., bld. 9*
Share of the person in the authorized capital of the Issuer's shareholder – ***52.68 %***
Fraction of the ordinary shares of the Issuer's shareholder belonging to the person: ***54.99 %***
Share of the person in the authorized capital of the Issuer: ***0***
Fraction of the ordinary shares of the Issuer belonging to the person: ***0***

Shares belonging to the shareholder of the Issuer – OAO RAO UES of Russia and comprising at least 5 per cent of the authorized capital or at least 5 per cent of ordinary shares of the Issuer, are registered in the shareholders registry of the Issuer in the name of nominal holder. Information on he nominal holder:
Full company name: ***Limited Liability Company Depositary and Corporate Technologies***
Short company name: ***OOO Depositary and Corporate Technologies;***
Location: ***119607, Moscow, ul. Ramenky, bld. 17/1***
Contact phone: ***(495) 641-30-32,*** fax: ***(495) 641-3031***, e-mail: ***depo@depotech.ru***
Number, issue date and effective period of the license of the Securities Market professional participant, designation of authority issuing the license: ***license No. 077-08381-000100 as of 21.04.2005, expiration date: 21.04.2008, issued by the Federal Commission for the Securities Market of the Russian Federation***
Number of ordinary shares registered in the registry of shareholders of the Issuer in the name of the nominal holder: ***297,020,200 shares (42.06 % of the Issuer authorized capital)***

2. Full company name: ***Open Joint-Stock Company Siberia Coal Electric Power Company***
Short company name: ***OAO SUEK***
TIN: ***7708129854***
Location: ***115114, Moscow, Derbenevskaya nab., bld. 7***
Share in the Issuer's authorized capital– ***44.02 %***
Fraction of ordinary shares of the Issuer belonging to this shareholder – ***44.02 %***

Persons possessing at least 20 per cent of the authorized capital of the Issuer's shareholder, or at least 20 per cent of the ordinary shares of the Issuer's shareholder:
Full company name: ***DONALINK LIMITED***
Short company name: ***no information.***
TIN: ***none***
Location: ***Arch. Makariou III & Agias Elenis, Galaxias, 3rd Floor, Office 301A, CY-1061 Nicosia, Cyprus***
Share of the person in the authorized capital of the Issuer's shareholder – ***99.84 %***
Fraction of the ordinary shares of the Issuer's shareholder belonging to the person: ***99.84 %***
Share of the person in the authorized capital of the Issuer: ***0%***
Fraction of the ordinary shares of the Issuer belonging to the person: ***0 %***

Shares belonging to the shareholder of the Issuer – OAO SUEK and comprising at least 5 per cent of the authorized capital or at least 5 per cent of ordinary shares of the Issuer, are registered in the shareholders registry of the Issuer in the name of nominal holder. Information on he nominal holder:
1) Full company name: ***OPEN JOINT-STOCK COMPANY ALFA-BANK;***
Short company name: ***OAO ALFA-BANK***
Location: ***107078, Moscow, ul. Kalanchevskaya, bld. 27***
Contact phone: ***(495) 795-36-48,*** fax: ***(495) 795-36-50***, e-mail: ***mail@alfabank.ru***
Number, issue date and effective period of the license of the Securities Market professional participant, designation of authority issuing the license: ***Licenses of the securities market professional participan for the performing of:***
Depositary activity — 177-04148-000100 as of December 20, 2000 without expiration date;
Brokerage activity – 177-03471-100000 as of December 7, 2000 without expirations date;
Dealer activity – 177-03574-010000 as of December 7, 2000 without expirations date;
Administration of securities activity – 177-03671-001000 as of December 7, 2000 without expirations date, issued by the Federal Commission for the Securities Market of the Russian Federation
Number of ordinary shares registered in the registry of shareholders of the Issuer in the name of the nominal holder: ***121,232,760 shares (17.17 % of the Issuer authorized capital)***

2) Full company name: ***ING BANK (EURASIA) ZAO (CLOSED JOINT_STOCK COMPNAY)***
Short company name: ***ING BANK (EURASIA) ZAO***
Location: ***127473, Russian Federation, Moscow, ul. Krasnoproletarskaya, bld. 36***
Contact phone: ***(495)755-54-00,*** fax: ***(495)755-54-99***, e-mail: ***mail.russia@ingbank.com***
Number, issue date and effective period of the license of the Security Market professional participant, designation of authority issuing the license: ***Licenses of the securities market professional participan for the performing of:***

Depositary activity – 177-03728-000100 as of December 7, 2000 without expirations date;
Brokerage activity – 177-03809-100000 as of December 7, 2000 without expirations date;
Dealer activity – 177-03870-010000 as of December 7, 2000 without expirations date;
Administration of securities activity – 177-03927-001000 as of December 7, 2000 without expirations date, issued by the Federal Service for Financial Markets of the Russian Federation
Number of ordinary shares registered in the registry of shareholders of the Issuer in the name of the nominal holder: *164,856,953 and 83/100 shares (23.34 % of the Issuer authorized capital)*

7.3. Information on the Participation Share of the State or Municipal Entity in the Authorized (Reserve) Capital (Unit Trust) of the Issuer, Existence of the Special Right (Golden Share)

Amount of the authorized capital of the Issuer in state (Federal, constituent entity of the Russian Federation) or municipal ownership:
According to the Decision of Kemerovo Region State Committee for the Administration of State Property No. 330 as of September 21, 1993 "On privatization and conversion of POEiE Kuzbassenergo into Kuzbassenergo Open Joint-Stock Company of Energy and Electrification of Open Type" ordinary shares of the Company were not retained in state ownership.
On the secondary market of securities Kemerovo Region State Committee for the Administration of State Property acquired 100 ordinary shares of the Company, which equals to 0.000016 % of the authorized capital of the Company.
Location: *650099, Kemerovo, pr-t Sovetsky, 58.*
Package of shares of the Issuer retained in state (municipal) ownership: *no share.*
Availability of the special right for the participation of the Russian Federation, Constituents of the Russian Federation, municipal entities in the administration of the Issuer – stock company (golden share), effective period of the special right: *not provided.*

7.4. Information on Limitations for the Participation in the Authorized (Reserve) Capital (Unit Trust) of the Issuer

Limitations on the number of shares possessed by one shareholder, and/or on their total value, and/or on the maxumum number of votes provided to one shareholder, set by the Issuer Articles of Association:
Limitations for the participation in the authorized capital of SC Kuzbassenergo are not provided for by the Articles of Association of the Company.
Limitations on the participation interest of foreign persons in the authorized capital of the Issuer set by the Russian Federation laws or other regulatory legal acts of the Russian Federation:
Limitations for the participation in the authorized capital of SC Kuzbassenergo are not provided for by the Articles of Association of the Company.
Other limtatons related to the participation in the authorized (reserve) capital (unit trust) of the Issuer:
Limitations for the participation in the authorized capital of SC Kuzbassenergo are not provided for by the Articles of Association of the Company.

7.5. Information on Changes as regards the Membership and Number of Shareholders (Participants) of the Issuer Possessing at least 5 Per Cent of its Authorized (Reserve) Capital (Unit Trust), or at least 5 Per Cent of its Ordinary Shares

Shareholders (participants) of the Issuer possessing at least 5% of the authorized (reserve) capital (unit trust) of the Issuer, specified as of the date of the register of persons entitled to participate in every General Meeting of Shareholders (Participants) of the Issuer, held for the last 5 comleted financial years preceding the Prospectus approval date, or for every completed financial year preceding the Prospectus approval date in case the Issuer carries out its activity less than 5 years:

No.	*Date of the register of persons entitled to participate in General Meetings of Shareholders*	*Full and short company names of the shareholder possessing at least 5% of the authorized capital (5% of ordinary shares) as of the date of the register of persons*	*% of the authorized capital*	*% of ordinary shares*
1.	*February 25, 2002*	*Renaissance Nominees (Cyprus) Limited*	*12.87*	*12.87*
		Renaissance Securities (Cyprus) Limited	*7.42*	*7.42*
		Mastill Enterprises Limited	*6.24*	*6.24*

		THE BANK OF NEW YORK INTERNATIONAL NOMINEES	*7.17*	*7.17*
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
2.	May 8, 2002	Renaissance Nominees (Cyprus) Limited	15.06	15.06
		Trans – Siberian Electricity Company Limited	15.00	15.00
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
3.	April 18, 2003	BODMIN INVESTMENTS LIMITED	19.36	19.36
		PLANETARY ALIGNMENT LTD.	15.00	15.00
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
4.	May 7, 2004	BODMIN INVESTMENTS LIMITED	14.45	14.45
		PLANETARY ALIGNMENT LTD.	17.61	17.61
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
5.	May 13, 2005	Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK	43.44	43.44
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
6.	November 14, 2005	Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK	43.48	43.48
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
7.	March 30, 2006	Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK	43.48	43.48
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
[illegible]	May 12, 2006	Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK	43.48	43.48
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
9.	November 17, 2006	Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK	43.48	43.48
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
10.	April 23, 2007	Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK	43.48	43.48
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
11.	July 24, 2007	Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK	43.48	43.48
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	49.00	49.00
12.	September 24, 2007	Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK	44.02	44.02

		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	*49.00*	*49.00*
13.	*November 23, 2007*	*Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK*	*44.02*	*44.02*
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	*49.00*	*49.00*
14.	*December 20, 2007*	*Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK*	*44.02*	*44.02*
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	*42.06*	*42.06*
15.	*December 27, 2007*	*Open Joint-Stock Company Siberia Coal Electric Power Company, OAO SUEK*	*44.02*	*44.02*
		Russian Open Joint-Stock Company of Energetics and Electrification UES of Russiaa, RAO UES of Russia	*42.06*	*42.06*

7.6. Information on Interested Party Transactions

Information on the quantity and volume in monetary means of transactions made by the Issuer, recognized by the Russian Federation laws as interested party transactions, which required approval by the Issuer's authorized management body, on the basis of results of every completed financial year for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years.

Indicator designation	Accounting period				
	2002	*2003*	*2004*	*2005*	*2006*
Total quantity and total volume in monetary means of interested party transaction made by the Issuer for the accounting period, and which required approval by the Issuer's authorized management body, qnt/RUB.	*none*	*6/26,273,580*	*2/6,612,926*	*2/3,780,956*	*15/ 3,561,986,654*
Total quantity and total volume in monetary means of interested party transaction made by the Issuer for the accounting period, and which were approved by the General Meeting of Shareholders (Participants) of the Issuer qnt/RUB.	*none*	*none*	*none*	*none*	*5/3,559,357,94 2*
Total quantity and total volume in monetary means of interested party transaction made by the Issuer for the accounting period, and which were approved by the Board of Directos (Supervisory Board) of the Issuer qnt/RUB.	*none*	*6/26,273,580*	*2/6,612,926*	*2/3,780,956*	*10/ 26,528,712*
Total quantity and total volume in monetary means of interested party transaction made by the Issuer for the accounting period, which required approval by the Issuer's authorized management body but were not opproved, qnt/RUB.	*none*	*none*	*none*	*none*	*none*

Information on every transaction (group of interdependent transactions), which value equals to at least 5% of balance sheet value of the Issuer's assets, determined on the basis of its book-keeping accounting by the last accounting date before the transaction, made by Issuer for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years, as well as for the period before the Prospectus approval date:
Transactions made in 2002: No transactions

Transactions made in 2003: No transactions

Transactions made in 2004: No transactions

Transactions made in 2005: No transactions

Transactions made in 2006:

Transaction date: ***December 26, 2006***
Subject and other essential conditions of the transaction: ***Purchase and Sale Agreement for energy industrial and technological complexes between OAO Altaienergo and SC Kuzbassenergo. Purchase and Sale of Energy Industrial and Technological Complex Barnaul TPP-1, located at the address: Altai territory, Barnaul, ul. Kulagina, 16a, (hereinafter referred to as EITC BTPP-1); Energy Industrial and Technological Complex Barnaul TPP-1, located at the address: Altai territory, Barnaul, ul. Brilliantovaya, bld. 2, (hereinafter referred to as EITC BTPP-2); Energy Industrial and Technological Complex Barnaul TPP-3, located at the address: Altai territory, Barnaul, ul. Traktovaya, bld. 7 extending to the mouth of Ob in village Gonba and floodplain of Ob, ul. Krasnoyarskaya, 780, (hereinafter referred to as EITC BTPP-3);***
Transaction parties:
Seller - ***OAO Altaienergo***
Buyer - ***SC Kuzbassenergo***
Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction***: SC Kuzbassenergo Board of Directors member Sorokin I.Y.***
SC Kuzbassenergo shareholder: OAO RAO UES of Russia

Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***Price of the purchased property: 1,219,751,480 (one billion two hundred nineteen million seven hundred fifty one thousand four hundred eighty) roubles and 00 copecks, exclusive of VAT. (1,439,306,746.40 roubles inclusive of VAT, or 4.24%).***

Transaction maturity period, as well as information on the fulfillment of the obligations: ***the payment is settled by the Issuer by December 31, 2007 at the amount of 482,935,000 roubles including VAT; by February 28, 2007 at the amount of 956,371,746 roubles and 40 copecks including VAT; the property is transferred to the Issuer on January 1, 2007***

Obligations are met by the parties in full measure.

The Issuer Management Body that approved the transaction, decision date (protocol date and No.): ***The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.16 as of december 25, 2006.***

Other information on the transaction provided by the Issuer at its own discretion: no other information.

Transaction date: ***December 26, 2006***
Subject and other essential conditions of the transaction: ***Purchase and Sale Agreement with respect to real estate property concluded between OAO Altaienergo and SC Kuzbassenergo. Seller transfers and Buyer accepts and pays for the real estate.***
Transaction parties:
Seller - ***OAO Altaienergo***
Buyer - ***SC Kuzbassenergo***
Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction***: SC Kuzbassenergo Board of Directors member Sorokin I.Y.***
SC Kuzbassenergo shareholder: OAO RAO UES of Russia

Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***Price of the purchased property: 534,297,026 (five hundred thirty four million two hundred ninty seven thousand twenty six) roubles and 00 copecs, exclusive of VAT. (630,470,490.68 roubles, including VAT, or 1.86%).***
Transaction maturity period, as well as information on the fulfillment of the obligations: ***the payment is settled by the Issuer by February 28, 2007 at the amount of 193,628,000 roubles including VAT; by March 31, 2007 at the amount of 436,842,490.68 roubles, including VAT; the property is transferred to the Issuer on January 1, 2007***
Obligations are met by the parties in full measure.
The Issuer Management Body that approved the transaction, decision date (protocol date and No.): ***The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.16 as of December 25, 2006.***
Other information on the transaction provided by the Issuer at its own discretion: ***no other information.***
Transaction date: ***December 26, 2006***
Subject and other essential conditions of the transaction: ***Purchase and Sale Agreement with respect to real estate property concluded between OAO Altaienergo and SC Kuzbassenergo. Seller transfers and Buyer accepts and pays for the real estate.***
Transaction parties:
Seller - ***OAO Altaienergo***
Buyer - ***SC Kuzbassenergo***
Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction: ***SC Kuzbassenergo Board of Directors member Sorokin I.Y.***
SC Kuzbassenergo shareholder: OAO RAO UES of Russia
Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***Price of the purchased property: 359,628,844 (three hundred fifty nine million six hundred twenty eight thousand eight hundred forty four) roubles and 00 copecks, exclusive of VAT. (424,362,035.92 roubles, including VAT, or 1.25%).***
Transaction maturity period, as well as information on the fulfillment of the obligations: ***the payment for the purcased property is settled by the Issuer by March 31, 2007; the property is transferred to the Issuer on January 1, 2007***
Obligations are met by the parties in full measure.
The Issuer Management Body that approved the transaction, decision date (protocol date and No.): ***The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.16 as of December 25, 2006.***
Other information on the transaction provided by the Issuer at its own discretion: ***no other information.***

Transaction date: ***December 26, 2006***
Subject and other essential conditions of the transaction: ***Purchase and Sale Agreement with respect to means of transport between OAO Altaienergo and SC Kuzbassenergo. The Seller transfers the ownership of the means of transport (hereinafter referred to as Property) to the Buyer, and the Buyer accepts the Property and pays price for it specified by the Agreement.***
Transaction parties:
Seller - ***OAO Altaienergo***
Buyer - ***SC Kuzbassenergo***
Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction: ***SC Kuzbassenergo Board of Directors member Sorokin I.Y.***
SC Kuzbassenergo shareholder: OAO RAO UES of Russia
Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***Price of the purchased means of transpoort: 12,129,704 (twelve million one hundred nineteen thousand seven hundred four) roubles and 00 copecks, exclusive of VAT. (14,313,050.72 roubles including VAT, or 0.04%).***

Transaction maturity period, as well as information on the fulfillment of the obligations: ***the payment for the purcased property is settled by the Issuer by March 31, 2007; the property, specified in Shedule 1 to the Agreement, is transferred to the Issuer on January 1, 2007; the property, specified in Schedule 2, is transferred byFebruary 28, 2007 Obligations are met by the parties in full measure.***
The Issuer Management Body that approved the transaction, decision date (protocol date and No.): ***The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.16 as of December 25, 2006.***
Other information on the transaction provided by the Issuer at its own discretion: ***no other information.***

Transaction date: ***December 26, 2006***
Subject and other essential conditions of the transaction: ***Purchase and Sale Agreement with respect to movable property between OAO Altaienergo and SC Kuzbassenergo. Purchase and sale of movable property located in the Administration and Branches of the Seller Barnaul TPP-1, Barnaul TPP-2, Barnaul TPP-3, Barnaul District Heating Plant, Biysk Heating Systems.***
Transaction parties:
Seller - ***OAO Altaienergo***
Buyer - ***SC Kuzbassenergo***
Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction: ***SC Kuzbassenergo Board of Directors member Sorokin I.Y.***
SC Kuzbassenergo shareholder: OAO RAO UES of Russia
Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***Price of the purchased property: 890,597,982 (eight hundred ninty million five hundred ninety seven thousand nine hundred eighty) roubles and 00 copecks, exclusive of VAT. (1,050,905,618.76 roubles, including VAT, or 3.10%).***
Transaction maturity period, as well as information on the fulfillment of the obligations: ***the payment for the purcased property is settled by the Issuer by March 31, 2007; the property is transferred to the Issuer on January 1, 2007 Obligations are met by the parties in full measure.***
The Issuer Management Body that approved the transaction, decision date (protocol date and No.): ***The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.16 as of December 25, 2006.***
Other information on the transaction provided by the Issuer at its own discretion: ***no other information.***

Transaction date: ***the transaction was approved but not concluded in the period under report***
Subject and other essential conditions of the transaction: ***Purchase and Sale Agreement with respect to shares between OAO Altaienergo and SC Kuzbassenergo. Subject of the Agreement: The Seller transfers to the Buyer the ownership of, and the Buyer accepts and pays for the following securities:***
- ordinary registered shares of OAO Altaienergotechremont at the quantity of 110,000 (one hundred ten thousand) shares with the nominal value of 1,000 (one thousand) roubles per a share; state registration number of the shares issue: 1-01-11817-F as of July 21, 2004;
- ordinary registered shares of OAO Barnaulteplosetremont at the quantity of 69,230 (sixty nine thousandtwo hundred thirty) with the nominal value of 1,000 (one thousand) roubles per a share; state registration number of the shares issue: 1-01-11826-F as of October 22, 2004
Transaction parties:
Seller - ***OAO Altaienergo***
Buyer - ***SC Kuzbassenergo***
Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction: ***SC Kuzbassenergo Board of Directors member Sorokin I.Y.***
SC Kuzbassenergo shareholder: OAO RAO UES of Russia
Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***the bolume of the transaction equals to 0.47% of SC Kuzbassenergo assets balance sheet value.***

Price of the purchased shares:
- OAO Altaienergotechremont shares – 45,147,000.00 (forty five million one hundred forty seven thousand) roubles and 00 copecks(VAT is not charged);
- OAO Barnaulteplosetremont shares – 56,708,500.00 (fifty six million seven hundred eight thousand five hundred) roubles and 00 copecks(VAT is not charged).
Total value of shares purchased under the Agreement amounts to 101,855,500 (one hundred one million eight hundred fifty five five hundred) roubles and 00 copecks(VAT is not charged).

Transaction maturity period, as well as information on the fulfillment of the obligations:
- transaction with respect to the purchase of OAO Barnaulteplosetremont shares was executed on April 24, 2007
- transaction with respect to the purchase of OAO Altaienergotechremont shares has not been executed yet.

The Issuer Management Body that approved the transaction, decision date (protocol date and No.): *The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.16 as of December 25, 2006.*
Other information on the transaction provided by the Issuer at its own discretion: *no other information.*

Transaction (group of interdependent transactions), which required approval bu were not approved by the authorized management body of the Issuer (decision on the approval of which by the Board of Directors (Supervisory Board) or General Meeting of Participants (Shareholders) of the Issuer was not made in cases, when such approval was obligatory according to the Russian Federation laws): *none.*

Transactions made during 9 months of 2007 before the Prospectus approval date:

Transaction date: *January 31, 2007*
Subject and other essential conditions of the transaction: *Purchase and Sale Agreement with respect to movable property – commodities and materials between OAO Altaienergo and SC Kuzbassenergo.*
Transaction parties:
Seller - *OAO Altaienergo*
Buyer - *SC Kuzbassenergo*
Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction*: SC Kuzbassenergo Board of Directors member Sorokin I.Y.*
SC Kuzbassenergo shareholder: OAO RAO UES of Russia
Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: *Price of the purchased property: 292,504,331 (two hundred ninety two million five hundred four thousand three hundred thirty one) roubles and 9 kopecks (including VAT), or 1.36% of the assets balance sheet value.*
Transaction maturity period, as well as information on the fulfillment of the obligations: *Payment for the property purchased under the Agreement is settled by a non-cash payment by transfering the amount of payment to the settlement account of the Seller as follows: 70,000,000 (seventy million) roubles (including VAT) by February 28, 2007; the remaining amount for the actually accepted Property, confirmed by the Transfer and Acceptance statement signed b the parties, is paid by March 31, 2007. Transfer of the property to the Issuer is executed by February 16, 2007 Obligations are met by the parties in full measure. In fact, the property was accepted at the amount of 292,072,435.59 roubles due to the Seller's use of part of the property as of the transfer date.*
The Issuer Management Body that approved the transaction, decision date (protocol date and No.): *The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.16/12 as of February 15, 2007.*
Other information on the transaction provided by the Issuer at its own discretion: *The Property is subject to transfer at its location. Property right and risk of accidental loss is transferred to the Buyer at the moment of signing the Transfer and Acceptance Statement.*

Transaction date: *March 28, 2007*
Subject and other essential conditions of the transaction: *Purchase and Sale Agreement with respect to coal between OAO Altaienergo and SC Kuzbassenergo.*
Transaction parties:
Seller - *OAO Altaienergo*

Buyer - SC Kuzbassenergo

Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction: ***SC Kuzbassenergo Board of Directors member Sorokin I.Y.***

SC Kuzbassenergo shareholder: OAO RAO UES of Russia

Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***Price of the purchased coal: 62,101,650.37 (sixty two million one hundred one thousand six hundred fifty) roubles and 37 kopeks including VAT, or 0.29% of the assets balance sheet value.***

Transaction maturity period, as well as information on the fulfillment of the obligations: ***Payment for the coal purchased under the Agreement by the Buyer is made for the actually accepted volume by March 29, 2007 under the condition of signing the Transfer and Acceptance Statement. Payment for the coal sold under the Agreement is made by the Buyer in a non-cash payment by transferring the amount of payment to the settlement account of the Seller.***

Transfer of the property to the Issuer is executed by March 20, 2007

Obligations are met by the parties in full measure.

The Issuer Management Body that approved the transaction, decision date (protocol date and No.): ***The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.16/12 as of February 15, 2007.***

Other information on the transaction provided by the Issuer at its own discretion: ***The Coal is to be transferred at its location. The Buyer shall assure the acceptance of the coal according to the Transfer and Acceptance Statement by March 20, 2007. Property right and risk of accidental loss is transferred to the Buyer at the moment of signing the Transfer and Acceptance Statement.***

Transaction date: ***March 28, 2007***

Subject and other essential conditions of the transaction: ***Purchase and Sale Agreement with respect to furnace fuel oil between OAO Altaienergo and SC Kuzbassenergo.***

Transaction parties:

Seller - *OAO Altaienergo*

Buyer - *SC Kuzbassenergo*

Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction: ***SC Kuzbassenergo Board of Directors member Sorokin I.Y.***

SC Kuzbassenergo shareholder: OAO RAO UES of Russia

Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***Price of the purchased furnace fuel oil: 1,927,321 (one million nine hundred twenty seven thousand three hundred twenty one) roubles and 88 kopecks, including VAT, or 0.009% of the assets balance sheet value.***

Transaction maturity period, as well as information on the fulfillment of the obligations:

Payment for the furnace fuel oil purchased under the Agreement by the Buyer is made for the actually accepted volume by March 29, 2007 under the condition of signing the Transfer and Acceptance Statement. Payment for the furnace fuel oil sold under the Agreement is made by the Buyer in a non-cash payment by transferring the amount of payment to the settlement account of the Seller.

Transfer of the property to the Issuer is executed by March 20, 2007

Obligations are met by the parties in full measure.

The Issuer Management Body that approved the transaction, decision date (protocol date and No.): ***The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.16/12 as of February 15, 2007.***

Other information on the transaction provided by the Issuer at its own discretion: ***The Furnace fuel oil is to be transferred at its location. The Buyer shall assure the acceptance of the furnace fuel oil according to the Transfer and Acceptance Statement by March 20, 2007. Property right and risk of accidental loss is transferred to the Buyer at the moment of signing the Transfer and Acceptance Statement.***

Transaction date: ***March 1, 2007***

Subject and other essential conditions of the transaction: ***Reals estate lease agreement between SC Kuzbassenergo and OAO SO-CDA UES branch – Kuzbass RDO.***

Transaction parties:
Lessor – Kuzbass Open Joint-Stock Company of Energy and Electrification (SC Kuzbassenergo)
Leaseholder – ***OAO SO-CDA UES branch – Kuzbass RDO***
Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***amount of monthly rent rate for the enjoyment and disposal of real estate equals to 407,500 roubles per month (including VAT), or during the term of the Agreement 24,450,000 roubles for five years, which equals to 0.11% of the assets balance sheet value.***
Transaction maturity period, as well as information on the fulfillment of the obligations: ***The Lessor shall lend to the Leaseholder non-living premises located in buildings at addresses: 650000, Kemerovo region, Kemerovo, pr. Kuznetsky, bld. 28-A (usable area 662.8 m^2), 650066, Kemerovo, pr. Lenina, bld. 90/4-Г (usable area 134.2 m^2), in compliance with Schedule No.1, and the Leaseholder shall accept them for the period from0March 1, 2007 to February 28, 2012.***
The obligations are being met by the parties. Effect of the Agreement extends over parties relations emerged on February 1, 2007
The Issuer Management Body that approved the transaction, decision date (protocol date and No.): ***The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.17/12 as of March 1, 2007.***
Other information on the transaction provided by the Issuer at its own discretion: ***no information.***

Transaction date: *April 11, 2007*
Subject and other essential conditions of the transaction: ***Claim Assignment Agreement (cession) between OAO Altaienergo and SC Kuzbassenergo.***
Transaction parties:
Assignee - ***OAO Altaienergo***
Assignor - ***SC Kuzbassenergo***
Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction: ***SC Kuzbassenergo Board of Directors member Sorokin I.Y.***
SC Kuzbassenergo shareholder: OAO RAO UES of Russia
Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***Price of assigned claims: 75,985,491 (seventy five million nine hundred eighty five thousand four hundred ninety one) roubles 26 kopecks, or 0.35% of the assets balance sheet value.***
Transaction maturity period, as well as information on the fulfillment of the obligations: ***Settlement of assigned claims under the Agreement is carried out by the Assignee within 5 (five) days since the moment of entering into the Ageement.***
Transfer of rights takes place within2 (two) business days since the Agreement signature date.
Obligations are met by the parties in full measure.
The Issuer Management Body that approved the transaction, decision date (protocol date and No.): ***The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.20/12 as of April 18, 2007.***
Other information on the transaction provided by the Issuer at its own discretion: ***no information***

Transaction date: *April 11, 2007*
Subject and other essential conditions of the transaction: ***Claim Assignment Agreement (cession) between OAO Altaienergo and SC Kuzbassenergo.***
Transaction parties:
Assignee - ***OAO Altaienergo***
Assignor - ***SC Kuzbassenergo***
Full and short company name (for a non-commercial organization - name) of the legal entity, or name of a physical person recognized by the Russian FEderation laws as a party interested in the transaction as well as grounds, on the basis of which such person is recognized as party interested in the transaction: ***SC Kuzbassenergo Board of Directors member Sorokin I.Y.***

SC Kuzbassenergo shareholder: OAO RAO UES of Russia
Volume of transaction (in monetary means and percentage of the Issuer's assets balance sheet value by the date of the last completed accounting period preceding the transaction date, and if the transaction (group of interdependent transactions) is a distribution via subscription or realization of ordinary shares - in percentage of ordinary shares distributed before the transaction date, and ordinary shares, in which convertible securities, distributed before the transaction date, can be converted: ***Price of assigned claims: 87,097,570 (eighty seven million ninety seven thousand five hundred seventy) roubles and 84 kopecks, or 0.4% of the assets balance sheet value.***
Transaction maturity period, as well as information on the fulfillment of the obligations: ***Settlement of assigned claims under the Agreement is carried out by the Assignee within 5 (five) days since the moment of entering into the Ageement.***
Transfer of rights takes place within2 (two) business days since the Agreement signature date.
Obligations are met by the parties in full measure.
The Issuer Management Body that approved the transaction, decision date (protocol date and No.): ***The decision to approve the transaction was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No.20/12 as of April 18, 2007.***
Other information on the transaction provided by the Issuer at its own discretion: ***no information***

7.7. Information on the Amount of Accounts Receivable

Information on the total amount of the Issuer's accounts receivable with separate specification of overdue accounts receivable for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years:

Indicator designation	Accounting period				
	2002	***2003***	***2004***	***2005***	***2006***
Total amount of accounts receivable, RUB	***3,691340,000***	***4,741,386,000***	***3,726,144,000***	***2,172,034,000***	***1,197,344,000***
Total amount of overdue accounts receivable, RUB	***1,244,085,000***	***1,158,303,000***	***1,189,524,000***	***151,034,000***	***16,186,000***

Structure of the Issuer's accounts receivable with the specification of maturity date for the last completed financial year and for the last completed accounting period beforethe Prospectus approval date:

Type of accounts receivable	***2006***		***30.09. 2007***	
	Maturity date		Maturity date	
	below one year	over one year	below one year	over one year
Accounts receivable from buyers and customers, RUB	***330,451,000***	***21,531,000***	***351,082,000***	***15,057,000***
including overdue, RUB	***235,335,000***	***0***	***20,616,000***	***0***
Accounts receivanle to notes receivable, RUB	***0***	***0***	***0***	***0***
including overdue, RUB	***0***	***0***	***0***	***0***
Accounts receivable of participants (founders) on contributions to the authorized capital, RUB	***0***	***0***	***0***	***0***
including overdue, RUB	***0***	***0***	***0***	***0***
Accounts receivable on advances, RUB	***252,116,000***	***778,000***	***1,160,028,000***	***778,000***
including overdue, RUB	***14,142,000***	***0***	***4,879,000***	***0***
Other accounts receivable, RUB	***503,349,000***	***89,119,000***	***798,643,000***	***95,605,000***
including overdue, RUB	***23,853,000***	***0***	***1,501,000***	***0***
Total, RUB	***1,085,916,000***	***111,428,000***	***2,309,753,000***	***111,440,000***
including total overdue, RUB	***273,330,000***	***0***	***26,996,000***	***0***

Debtors in the structure of accounts receivable for the last 5 completed financial year, or for every comleted financial year in case the Issuer carries out its activity less than 5 years, accounting for at least 10% of total amount of accounts receivable: ***none.***

VIII. Book-keeping Accounting of the Issuer and Other Financial Information

8.1. Annual Book-keeping Accounting of the Issuer

Structure of the annual book-keeping accounting of the Issuer attached to the Prospectus:
a) Annual book-keeping accounting of the Issuer for the last three completed years preceding the Prospectus approval date, submission date of which matured in compliance with the Rusian Federation laws requirements, or for every comleted financial year in case the Issuer carries out its activity less than three years, prepared in compliance with the Rusian Federation laws requirements, with attached auditor's (auditors') report with respect to the specified book-keeping accounting:

Schedule No 1. – Book-keeping accounting for 2004
- *Audit report for the financial (book-keeping) accounting for 2004;*
- *form No.1 "Book-keeping balance sheet" as of 31.12.2004;*
- *form No.2 "Profit and Loss Statement" as of 2004;*
- *form No.3 "Statement of Changes in Equity" as of 2004;*
- *form No.4 "Cash Flow Statement" as of2004;*
- *form No.5 "Schedule to the Book-keeping Balance Sheet" as of 2004;*

Explanatory memorandum to book-keeping accounting for 2004.

Schedule No. 2. – Book-keeping accounting for 2005
- *Audit report for the financial (book-keeping) accounting for 2005;*
- *form No.1 "Book-keeping balance sheet" as of 31.12.2005;*
- *form No.2 "Profit and Loss Statement" as of 2005;*
- *form No.3 "Statement of Changes in Equity" as of 2005;*
- *form No.4 "Cash Flow Statement" as of2005;*
- *form No.5 "Schedule to the Book-keeping Balance Sheet" as of 2005;*

Explanatory memorandum to book-keeping accounting for2005.

Schedule No. 3. – Book-keeping accounting for 2006
- *Audit report for the financial (book-keeping) accounting for 2006;*
- *form No.1 "Book-keeping balance sheet" as of 31.12.2006;*
- *form No.2 "Profit and Loss Statement" as of 2006;*
- *form No.3 "Statement of Changes in Equity" as of 2006;*
- *form No.4 "Cash Flow Statement" as of2006;*
- *form No.5 "Schedule to the Book-keeping Balance Sheet" as of 2006;*

Explanatory memorandum to book-keeping accounting for 2006.

б)Annual book-keeping accounting of the Issuer for the above mentioned period in the Russian language prepared in compliance with the International Accounting Standards or Generally Accepted Accounting Principles of USA:

The Issuer does not prepare individual book-keeping accounting in compliance with the International Accounting Standards or Generally Accepted Accounting Principles of USA.

8.2. Quarter Book-keeping Accounting of the Issuer for the Last Completed Accounting Quarter

a) Quarter book-keeping accounting of the Issuer for the last completed accounting quarter preceding the Prospectus approval date, submission date of which matured in compliance with the Rusian Federation laws requirements, prepared in compliance with the Rusian Federation laws requirements: ***provided in Schedule No.4.***

Structure of the provided book-keeping accounting for 9 months of 2007:
- ***Book-keeping balance sheet (form No.1);***
- ***Profit and Loss Statement (form No. 2).***

б) Quarter book-keeping accounting of the Issuer for the above mentioned period in the Russian language prepared in compliance with the International Accounting Standards or Generally Accepted Accounting Principles of USA:

The Issuer does not prepare quarter book-keeping accounting in compliance with the International Accounting Standards or Generally Accepted Accounting Principles of USA.

8.3. Consolidated Book-keepin Accounting of the Issuer for the Last Three completed Financial Yars or for Every Completed Financial Year

Structure of consolidated book-keeping accounting of the Issuer attached to the Prospectus:

a) Consolidated book-keeping accounting of the Issuer for the last three completed years preceding the Prospectus approval date, submission date of which matured in compliance with the Rusian Federation laws requirements, or for every comleted financial year in case the Issuer carries out its activity less than three years. With this the Issuer discloses the basis of preparation of the submitted accounts including basic provisions of the accounting policy that are essentially important by the preparation of the consolidated book-keeping accounting of the Issuer:
Consolidated book-keeping accounting pursuant to the Russian Federation Accounting Standards was prepared by the Issuer for 2004, 2005 and 2006.

Schedule No.5 Consolidated book-keeping accounting for 2004 financial year.
Audit report for the consolidated financial (book-keeping) accounting for 2004;
- ***Book-keeping balance sheet as of 31.12.2004;***
- ***Profit and Loss Statement as of 31.12.2004;***
- ***Statement of Changes in Equity for 2004;***
- ***Cash Flow Statement for 2004;***
- ***Schedule to the Book-keeping Balance Sheet as of 2004;***

Explanatory memorandum to the consolidated book-keeping accounting for 2004.

Schedule No.6 Consolidated book-keeping accounting for 2005 financial year.
- ***Book-keeping balance sheet as of 31.12.2005;***
- ***«Отчет о прибылях и убытках» за 2005;***
- ***Statement of Changes in Equity for 2005;***
- ***Cash Flow Statement for 2005;***
- ***Schedule to the Book-keeping Balance Sheet as of 2005;***

Explanatory memorandum to the consolidated book-keeping accounting for 2005.

Schedule No.7 Consolidated book-keeping accounting for 2006 financial year.
- ***Book-keeping balance sheet as of31.12.2006;***
- ***«Отчет о прибылях и убытках» за январь-декабрь 2006;***
- ***Statement of Changes in Equity for 2006;***
- ***Cash Flow Statement for 2006;***
- ***Schedule to the Book-keeping Balance Sheet as of 2006***

б) Consolidated book-keeping accounting of the Issuer prepared in compliance with the International Accounting Standards for the last three completed years preceding the Prospectus approval date, or for every completed financial year in case the Issuer carries out its activity or prepares the book-keeping accounting in compliance with the International Accounting Standards less than three years:
The Issuer prepared consolidated fiancial accounting in compliance with the International Accounting Standards for the year completed on 31.12.2005 and for the year completed on 31.12.2006
Consolidated financial accounting in the Russian Language of Kuzbassenergo Group prepared in compliance with the International Accounting Standards подготовленная в соответствии с Международными стандартами финансовой отчетности for the year completed on 31.12.2005 is provided in Schedule No. 8 to the Prospectus.
Consolidated financial accounting in the Russian Language of Kuzbassenergo Group prepared in compliance with the International Accounting Standards подготовленная в соответствии с Международными стандартами финансовой отчетности for the year completed on 31.12.2006 is provided in Schedule No. 9 to the Prospectus.

8.4. Information on the Accounting Policy of the Issuer

The Accounting policy of the Issuer, determined by the Issuer in compliance with the Russian Federation laws on book-keeping accounting and approved by a decree or instruction of a person responsible for the arrangement and status of book-keeping accounting of the Issuer:
- ***Main provisions of accounting policy for 2004 are provided in Schedule No.10 to the Prospectus.***
- ***Main provisions of accounting policy for 2005 are provided in Schedule No.11 to the Prospectus.***
- ***Main provisions of accounting policy for 2006 are provided in Schedule No.12 to the Prospectus.***
- ***Resolution on the accounting and tax policy of SC Kuzbassenergo for 2004, approved by Decree No.712 as of 30.12.2003 is provided in Schedule No. 13 to the Prospectus.***

- *Resolution on the accounting and tax policy of SC Kuzbassenergo for 2005, approved by Decree ... as of 30.12.2004 is provided in Schedule No.14 to the Prospectus.*
- *Resolution on the accounting and tax policy of SC Kuzbassenergo for 2006, approved by Decree No.978 as of 30.12.2005 is provided in Schedule No.15 to the Prospectus.*
- *Resolution on the accounting policy for the purposes of book-keeping and tax accounting for 2007 approved by SC Kuzbassenergo Decree No. 732 as of december 29, 2006 is provided in Schedule No.16 to the Prospectus.*

8.5. Information on the Total Amount of Export, as well as Share, which Comprises Export in the Total Volume of Sales

Total amount of Issuer's profit received from the export of products (goods, works, services), as well as share of such profit in the Issuer's profit from usual types of activity calculated separately for every of the last three completed financial years preceding the Prospectus approval date, or for every completed financial year preceding the Prospectus approval date in case the Issuer carries out its activity less than three years, as well as for the last completed quarter preceding the Prospectus approval date:
The Issuer is not engaged in the export of products (goods, works, services) beyond the borders of the Russian Federation.

8.6. Information on the Value of Real Estate of the Issuer and Essential Changes Occurred in the Structure of the Issuer's Property after the Completion Date of the Last completed Financial Year.

Total value of the real estate and the amount of charged depreciation as of the completion date of the last completed financial year and last completed accounting period before the Prospectus approval:

Indicator designation	Accounting period	
	31.12.2006	*30.09. 2007*
Total value of real estate, thou RUB	*21,319,098,*	*23,753,786*
Amount of charged depreciation, thou RUB	*12,160,665,*	*12,797,921*
Total depreciated cost, thou RUB	*9,158,433*	*10,955,865*

Information on essential changes in the structure of real estate during 12 months before the Prospectus approval date.
On the basis of the extraordinary General Meeting of Shareholders' Decision as of December 25, 2006, generating and heating system assets in Barnaul and Biysk, including real estate to the amount of 2,059,439.56 thousand roubles (exclusive of VAT) were acquired from OAO Altaienergo under the Purchase and Sale Agreement on January 1, 2007.

Information on any acquisitions or retirement on any reason of any type of property of the Issuer, if the balance sheet value of such property exceeds 5% of the Issuer's assets balance sheet value, as well as information on any other essential for the Issuer changes in the structure of property after the completion date of the last completed financial year before the Prospectus approval date:
No other essential changes happened in the structure of the Issuer's property after the completion date of the last completed financial year. The Issuer had acquisitions or retirement on any reason of any type of property, which balance sheet value would exceed 5% of the Issuer's assets balance sheet value.

8.7. Information on the Participation of the Issuer in Legal Proceedings, when such Participation can Significantly Affect the Financial and Economic Activity of the Issuer

Information on the participation of the Issuer in legal proceedings (с указанием наложенных на эмитента судебным органом санкциях) in cases, when such participation can significantly affect the financial and economic activity of the Issuer, within three years preceding the Prospectus approval date:

Plaintiff	*Defendant*	*Subject matter and amount of claim (application)*	*Results*	*The manner in which the outcome of the case can influence the issuer's activity*
Environmental prosecutor's office	*SC Kuzbassenergo*	*canvassing to achieve maximum permissible emissions to the atmosphere by*	*Satisfaction of requirements refused. Decision of the appellate court as of July 13, 2007 recalled the first instance decision; the case is*	*By claim satisfaction the Company will have to take measures to reach maximum permissible emissions to the*

		Novo-Kemerovo TPP	directed for reconsideration. During new session the Company motion as regards the appointment of technical expert examination was satisfied and consideration of the case was suspended	atmosphere by 2010 Achievement of the standards is not possible due to technical reasons
Environmental prosecutor's office	SC Kuzbassenergo	canvassing to achieve maximum permissible emissions to the atmosphere by Kemerovo TPP	Satisfaction of requirements refused. Decision of the appellate court as of August 15, 2007 recalled the first instance decision; the case is directed for reconsideration. Court session was appointed on September 10, 2007 in the course of which the Company motion as regards the appointment of technical expert examination was satisfied and consideration of the case was suspended	By claim satisfaction the Company will have to take measures to reach maximum permissible emissions to the atmosphere by 2010 Achievement of the standards is not possible due to technical reasons
Novokuznetsk Interdistrict Environmental prosecutor's office	SC Kuzbassenergo	canvassing to achieve maximum permissible emissions to the atmosphere by Kuznetsk TPP.	Preliminary session is appointed on January 31, 2008.	By claim satisfaction the Company will have to take measures to reach maximum permissible emissions to the atmosphere by 2010 Achievement of the standards is not possible due to technical reasons
Environmental prosecutor's office	SC Kuzbassenergo	canvassing to achieve maximum permissible emissions to the atmosphere by Kemerovo GRES	Plaintiff's claims satisfied. The appellate court upheld the judicial decision. Supervisory appeal is under preparation	On the basis of the court decision the Company has to take measures to reach maximum permissible emissions to the atmosphere by 2010 Achievement of the standards is not possible due to technical reasons
Federal Tax Service Inspectorate of the Russian Federation for Kemerovo	SC Kuzbassenergo	on collection of 40,168,782 rubles of sanctions, charged by decision No. 250 as of April 10, 2003, passed on the results of field tax audit.	The appellate court decision as of October 10, 2007 upheld judicial acts as regards the collection of sanctions in full force. Appeal was submitted on supervisory review of the judicial acts	40,168,782 RUB of sanctions were transferred to the budget . In case of the Supreme Arbitration Court of the Russian Federation resolution in the exercise of supervisory powers, the judicial acts on the sanctions collection will be reversed.
KOAO Azot	SC Kuzbassenergo	On the recognition of Kemerovo Administration refusal to approve unified sanitary protection area illegal; on canvassing to approve Detail design of unified sanitary protection area arrangement in Petrozavodsky village, Kemerovo	The appellate court decision as of May 28, 2007 partially satisfied KOAO Azot claim: Kemerovo Administration refusal to approve unified sanitary protection area was recognized illegal, claims to approve Detail design of unified sanitary protection area were dismissed. Decision of Federal Arbitration Court of West Siberia District as of July 7, 2007 recalled the appellate court decision; the case is directed for reconsideration. Sitting of appeal instance	By claim satisfaction the Company will have to take measures to resettle citizens residing in the unified sanitary protection area (probable expenditures equal to approximately 1,500,000,000 RUB on the basis of 47,678.6 square meters of accommodation premises), engage in the landscaping and site finishing of the unified sanitary protection area according to the Detail design

			adjourned from 21.08.2007 to 19.09.2007. Appeal instance decision as of 19.09.2007 suspended the case consideration	
SC Kuzbassenergo	*Russian Federation Federal Tax Service Interdistrict Inspectorate for Supervisory Committee No. 4*	*On the annulment of decisions No.16-14/108 as of November 15, 2007, No.16-14/109 as of November 15, 2007 as regards additional charge of VAT for July 2006 at the amount of 10,366,652 roubles, for August 2006 at the amount of 9,680,781 roubles, due to non-inclusion into the ratable base of imbalance amounts of FWEPM, as average.*	*Court session is appointed on February 14, 2008*	*The complete VAT amount was transferred into the budget. By claim dismissal the Company will have no additional liabilities. By claim satisfaction the Company will be entitled to return from the budget all previously paid amounts*
SC Kuzbassenergo	*Russian Federation Federal Tax Service Interdistrict Inspectorate for Supervisory Committee No. 4*	*On the annulment of decision No.16-14/02-47/058 as of September 24, 2007 as regards additional charge of income tax for 2006 at the amount of 26,729,910 roubles, due to the exclusion imbalance amounts of FWEPM from the composition of income*	*Court session is appointed on February 14, 2008*	*The income tax amount was transferred into the budget. By claim dismissal the Company will have no additional liabilities. By claim satisfaction the Company will be entitled to return from the budget the previously paid amount*
SC Kuzbassenergo	*Russian Federation Federal Tax Service Interdistrict Inspectorate for Supervisory Committee No. 4*	*On the annulment of decision No. 1 as regards collection of penalty on VAT on the account of monetary means in banks, charged according to decision No 250 as of April 10, 2003 on the basis of field tax audit at the amount of 149,784,997 roubles.*	*149,784,997 roubles collected from SC Kuzbassenergo without recourse to court. First instance court decision as of May 21, 2007 satisfied the claims. The appellate court of Moscow decision as of August 10, 2007 the judicial decision is left unchanged. By the appellate court decision as of November 26, 2007 the case was remanded for reconsideration. Court session is not appointed yet.*	*On the basis of the taxation authorities' disputed decision No.1 before the judicial act pronouncing 149,784,997 roubles were transferred from the Company settlement accounts into the Federal budget without recourse to court. By claim dismissal the Company will have no additional liabilities. By claim satisfaction the Company will be entitled to return from the budget the previously paid amount*
SC Kuzbassenergo	*Russian Federation Federal Tax Service Interdistrict Inspectorate for Supervisory Committee No. 4*	*Annulment of decision No.44 as of July 18, 2007 on collection of 22,073,685 roubles of income tax, 1,339,567.71 roubles of fine, 7,903,419.20 roubles of penalty on the account of*	*Court decision as of November 1, 2007 satisfied the claims in full force. The decision entered into legal force..*	*672,604.12 RUB were written off without recourse to court. The specified amount is subject to return.*

		monetary means..		
SC Kuzbassenergo	*Russian Federation Federal Tax Service Interdistrict Inspectorate for Supervisory Committee No. 4*	*Annulment of decision of field tax audit No.02-47/013 as of June 9, 2007. Disputed amount taking into account the appellant motion as regards itemization of claims subject:* *82,355,321.8 roubles of income tax, corresponding fine and penalty on the basis of article 122 of the Tax Code of the Russian Federation in the part of federal and local budgets, tax fine paid into the Russian Federation subject budget at the amount of 16,433,782 roubles, penalty on the basis of article 122 of the Tax Code of the Russian Federation for tax into the Russian Federation subject budget at the amount of 11,693,694 roubles.* *48,109,185 roubles VAT, corresponding fine and penalty on the basis of article 122 of the Tax Code of the Russian Federation .*	*Moscow Court of Arbitration decision as of October 10, 2007 satisfied the claims with respect to additional charge:* *58,163,596 roubles of income tax, corresponding fine and penalty on the basis of article 122 of the Tax Code of the Russian Federation in the part of federal and local budgets, tax fine paid into the Russian Federation subject budget at the amount of 16,433,782 roubles, penalty on the basis of article 122 of the Tax Code of the Russian Federation for tax into the Russian Federation subject budget at the amount of 11,693,694 roubles.* *29,313,049 roubles of VAT, corresponding fine and penalty on the basis of article 122 of the Tax Code of the Russian Federation.*	*Before the judicial act pronouncement the taxation authorities made allowance of the Company overpayment into the budget almost for the all amount of taxes, fees and penalties estreat, charged according to decision No.02-47/013.* *By claim dismissal the Company will have no additional liabilities. By claim satisfaction the Company will be entitled to return from the budget all previously paid amounts*

IX. Detailed Information on the Procedure and Conditions of the Equity Securities Distribution

9.1. Information on the Distributed Securities

9.1.1. General information

Type: ***shares;***
Category: ***обыкновенные;***
Nomnal value of every distributed share: ***0.01 (zero and one hundredth) rouble;***
Number of distributed securities: ***70,616,380,000 (Seventy billion six hundred sixteen million three hundred eighty thousand) pcs***
Number of distributed securities per nominal value: ***706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) roubles***
Form of distributed securities: ***registered book-entry shares***

Information on the person keeping the register of the Issuer's securities holders is disclosed in item 10.6 of the Prospectus

Rights provided by every security of the issue:
Pursuant to item 6.2 articl 6 of Kuzbass Open Joint-Stock COmpany of Energyand Electrification Articles of Association (hereinafter also referred to as SC Kuzbassenergo, the Issuer, the Company):
"6.2. Every ordinary share of the Company accords equal rights to its holder.
"Shareholders og ordinary shares possess the following rights:
1) participate personally or via representatives in the General Meeting of Shareholders of the Company with voting power with respect to all issues of its functional authority;
2) make proposals into the General Meeting of Shereholders agenda in the manner directed by the Russian Federation laws anf the Articles of Association;
3) obtain information on the Company operations and get acquainted with Company documents pursuant to article 91 of the Federal Law "On stock companies", other regulatory legal acts and the Articles of Association;
4) collect dividend declared by the COmpany;
5) pre-emption right with respect to shares distributed via subscription of additional shares and equity securities convertible into shares, at the quantity proportional to the possessed ordinary shares, in cases provided by the Russian Federation laws;
6) receive part of the Company property in case of liquidation of the Company;
7) execute other rights provided by the Russian Federation laws and the Articles of Association."

Method of securities distribtuion: *conversion by splitting of shares*

Securities distribution order:
Conversion of ordinary unregistered book-entry shares of the Issuer is done concurrently on the 7th (seventh) business day sine the date of the current issue shares State Registration (hereinafter referred to as "Conversion Date").
Number of shares of the same category, in which one SC Kuzbassenergo ordinary unregistered book-entry share is converted (split ratio): 100 (one hundred) pcs..
706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) ordinary unregistered book-entry shares of SC Kuzbassenergo with nominal value 1 (one) rouble per share are converted into 70,616,380,000 (Seventy billion six hundred sixteen million three hundred eighty thousand) ordinary unregistered book-entry shares of SC Kuzbassenergo with nominal value 0.01 (zero and one hundredth) rouble per share.
On the Conversion Date in the share registry system the Issuer's registrar enters to the issuer account securities of the current issue, in which the previous issue securities are converted; converts the securities by transferring the corresponding amount of the new issue securities from the issuer account of the Issuer to customer accounts of registered persons and transferring the previous issue securities from customer accounts of registered persons to the issuer account of the Issuer; runs the procedure of the previous issue securities cancellation. The conversion of shares is implemented by the registrar on the basis of records data on the customer accounts of the Issuer shareholders on the Conversion Date.

Management body of the Issuer approving the decision with respect to the issue of securities and their Prospectus: *Kuzbass Open Joint-Stock Company of energy and Electrification Board of Directors*

Date of approval decision with respect to every of the specified dociments: *February 1, 2008*

Protocol date and number: *February 4, 2008, No.24/13*

Share of securities, by non-distribution of which the issue (additional issue) of securities is recognized frustrated: ***not specified.***

9.1.2. Additional Information on Distributed Bonds

Information is not provided for this type of securities.

9.1.3. Additional Information on Convertible Securities

Information is not provided for this type of securities.

9.1.4. Additional Information on Distributed options of the Issuer

Information is not provided for this type of securities.

9.1.5. Additional Information on Distributed Bonds with Mortgage Coverage

Information is not provided for this type of securities.

9.2. Price (Price Determination Procedure) of Equity Securities Distribution

Information is not provided for this type of distribution.

9.3. Existence of Preemtive Rights for the Purchase of Distributed Securities

Information is not provided for this type of distribution.

9.4. Existence of Restrictions on the Acquisition and Circulation of the Equity Securities

In compliance with the Federal Law "On ecurities market" and Federal Law "On protection of rights and legal interests of investors in the securities market" it is forbidden:
to circulate securities before their complete settlement and State Registration of report on their issue results;
promote and/or offer to the general public securities of issuers that do not disclose information in volume and procedure provided by the Russian Federation laws with respect to securities, and regulatory legal acts of the Securities Market Federal Executive Body.
The Issuer's Articles of Association do not limit the maximum number of shares or their nominal value possessed by one shareholder.

9.5. Information on the Dynamics of Price Change for the Issuer's Equity Securities

Incase if Issuer's securities of the same type as distributed securities listed by at least one Securities Market Trade Institutor, for every quarter when at least 10 transactions with such securities were executed via the Securities Market Trade Institutor, but no more than for the last 5 completed financial years, or for every completed financial year in case the Issuer carries out its activity less than 5 years, it shall be specified:
Type, category, form and other indificators of the securities:
Ordinary book-entry shares of SC Kuzbassenergo with nominal value 1 (one) rouble;
Securityidentification number – KZBE;
ISIN: RU0009045652.

Accounting period	*Maximum price (RUB)*	*minimum price (RUB)*	*Market price (RUB)*
3 quarter 2007	*103.00*	*70.13*	*75.14*
2 quarter 2007	*103.8700*	*82.0000*	*90.95*
1 quarter 2007	*94.0000*	*63.0000*	*92.16*
4 quarter 2006	*37.0400*	*78.9900*	*73.18*
3 quarter 2006	*51.0000*	*30.0000*	*40.02*
2 quarter 2006	*74.9900*	*30.0000*	*54.95*
1 quarter 2006	*56.9800*	*29.5100*	*56.33*
4 quarter 2005	*33.0000*	*19.0000*	*30.37*
3 quarter 2005	*28.0000*	*19.0000*	*21.31*
2 quarter 2005	*26.5000*	*18.5000*	*21.27*
1 quarter 2005	*31.9000*	*19.0100*	*27.07*

Dynamics of prices change between 2002 and 2004 is not provided, since during this period there were no transactions with equity securities complying with the requirements of the Procedure for the determination of market price of equity securities and investment shares of unit trusts listed via Trade Institutors, approved byFCSM of the Russian Federation Resolution No. 03-52/nc as of December 24, 2003 (registered in the Ministry of Justice of the Russian Federation on January 23, 2004, registration No. 5480).

Full company name, location of the Security Market Trade Institutor that conducted transactions, which serve as the basis for providing the dynamics of securities price change:

- *Closed joint-Stock Company Moscow Interbank Currency Exchange, 125009, Moscow, Bolshoy Kislovsky per., bld. 13/1*

9.6. Information on Persons Providing Services for the Distribution of the Equity Securities

Persons providing services for the distribution of equity securities were not engaged by the Issuer.

9.7. Informatin on Prospective Buyers of the Equity Securities

Information on prospective buyers of the equity securities: ***prospective buyers are determined on the basis of data of entries in customer accounts of the Compnay shareholders on the Conversion Date.***

9.8. Information on Trade Institutors in the Securities Market, including information on Stock Exchanges, where the Equity Securities are Planned to be Distributed and/or Circulate

1) Full company name of trade institutor: ***Open Joint-Stock Company Stock Exchange Russian Trade System***
Short company name: ***OAO RTS***
Trade institutor location: ***127006, Москва, ул. Долгоруковская д. 38, стр. 1***
Stock exchange license for the organization of trade in the Securities Market:
License number: ***077-07986-000001***
Issue date: ***15.09.2004***
Expiration date: ***no expiration date***
Licensing authority: ***Federal Financial Market Service***

2) Full company name of trade institutor: ***Closed Joint-Stock Company Moscow Interbank Currency Exchange.***
Short company name: ***ZAO Moscow Interbank Currency Exchange, ZAO MICE***
Trade institutor location: ***125009 Moscow, Bolshoy Kislovsky per., bld. 13/1***
Stock exchange license for the organization of trade in the Securities Market:
License number: ***№ 077-05870-000001***
Issue date: ***26.02.2002***
Expiration date: ***no expiration date***
Licensing authority: ***federal Commission for Securities Market***

9.9. Information on the Probable Change of Participation Share of Shareholders in the Authorized Capital of the Issuer due to the Distribution of Securities

Current issue will not cause change of the Issuer shareholders participation share in the authorized capital

9.10. Information on Securities Issue Expenses

[illegible]	RUB	%
Total amount of the Issuer's expenses related to the issue of the securities	*192,000*	*100*
Amount of paid state duty charged in compliance with the Russian Federation laws on taxes and collections in the course of securities issue	*22,000*	*8.7*
Amount of the Issuer's expenses related to advisers' services participating in the preparation and execution of the securities issue, as well as persons providing services for the distribution of securities	-	-
Amount of the Issuer's expenses related to the listing of securities by trade institutors in the Securities Market, including admittance of the Issuer securities into quatation lists	-	-
Amount of the Issuer's expenses related to the disclosure of information in the course of securities issue, including expenses for the preparation of brochures and other printed matters with respect to the securties issue	*170,000*	*91.3*
Amount of the Issuer's expenses related to the promotion of distributed securities, marketing research, arrangement and holding of meetings with investors, presentation of distributed securities (road-show)	-	-
Other expenses of the Issuer related to the securities issue.	-	-

9.11. Information on the Manner and Order of return of Funds Received as Payment for the Distributed Securities in case of Recognition of the Equity Securities Issue (Additional Issue) as Frustrated or Invalid, as well as in Other Cases Provided by the Raussian Federation Laws

Information is not provided for this type of distribution.

X. Additional Information on the Issuer and Distributed Equity Securities

10.1. Additional Information on the Issuer

10.1.1. Information on the Size, Structure of the Authorized (Reserve) Capital (Unit Trust) of the Issuer

Size of the authorized capital on the Prospectus approval date: ***706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) roubles.***
Splitting of the authorized capital as per shares categories:
Ordinary shares: ***706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) shares.***
Total nominal value of ordinary shares: ***706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) roubles.***
Volume of ordinaryshares in the authorized capital of the Issuer: ***100%***
Nominal value of one share: ***1 (one) roubles.***
Preference shares: ***not distributed.***
Information on the circulation of the Issuer's shares beyond the borders of the Russian Federation by the means of circulation in compliance with the foreign law of foreign issuers securities certifying rights with respect to the specified shares of the Issuer:
category of shares circulating outside the Russian Federation: ***Ordinary registered book-entry shares circulating in compliance with the foreign law of securities (American Depository Receipts) of a foreign issuer.***
fraction of shares circulating outside the Russian Federation of the total number of shares of the respective category: ***Fraction of the Company shares deposited against depositary receipts as of Septemebr 30, 2007 comprises 0.94% of the Company authorized capital or 5,699,300 (five million six hundred ninety nine thousand three hundred) shares.***
designation, location of the foreign issuer, whose securities certify the rights with respect to the Issuer's shares of respective category: ***Depositary Bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES (depositary agreement signed on October 23, 1997).***
brief description of the securities issue program (program type) the foreign issuer certifying the rights with respect to the Issuer's shares of respective category: ***not sponsored ADR of 1 level, number of shares on 1 ADR equals to 10, Depositary Bank - THE BANK OF NEW YORK INTERNATIONAL NOMINEES, depositary agreement signed on October 23, 1997. ADRs are traded in Berlin and Francfurt stock exchanges.***
information on the reception of permission from the Securities Market Federal Executive Body for the introduction of the Issuer's shares of respective category to circulation outside the Russian Federation (if applicable): ***regulatory and legal acts of the Russian Federaton at the moment of introduction of the Issuer's shares (October 23, 1997) did not require reception of permission from the Securities Market federal Executive Body for the introduction of the Issuer's shares in the form of American Depositary Receipts to circulation outside the Russian Federation.***
designation of the foreign Trade Institutor, via which circulate securities of foreign issuer certifying the rights with respect to the Issuer's shares of respective category (if such circulation exists): ***ADRs are traded in Berlin and Francfurt stock exchanges.***
Other information on the Issuer's shares circulation outside the Russian Federation provided by the Issuer at its own discretion: ***not provided.***

10.1.2. Information on the Change of the Issuer's Authorized (Reserve) Capital (Unit Trust) Size

Information on the change of the Issuer's authorized capital size for the last 5 completed financial years preceding the Prospectus approval date, or for every completed financial year preceding the Prospectus approval date in case the Issuer carries out its activity less than 5 years:
For the last five completed financial years the size of SC Kuzbassenergo authorized capital did not change.

10.1.3. Information on the Formation and Use of Reserve Fund, as well as other Funds of the Issuer

Information on the reserve fund, as well as every other fund of the Issuer formed on the account of its net profit for the last 5 completed financial years preceding the Prospectus approval date, or for every completed financial year preceding the Prospectus approval date in case the Issuer carries out its activity less than 5 years.
The size of the reserve fund is determined by the Issuer Articles of Association and equals to 5 (five) % of the Issuer's authorized capital. The reserve fund is formed on the account of obligatory annual deductions till reaching the amount specified by the Articles of Association. The volume of annual deductions is stipulated by the Issuer's Articles of Association and equals to 5 (five) % of the Issuer's net profit. Expenditure of the reserve fund means has purposive character. The reserve fund of the Issuer is meant for the coverage of the Issuer's losses.

As of December 31, 2002

Indicator designation	*31.12.2002*
Fund size specified by the foundation documents, % of the authorized capital	*5*
Fund size in monetary terms, thou RUB	*16,818*
Fund size in percentage of the authorized capital, %	*2.77449*
Annual deductions into the fund, thou RUB	*2,977*
Used fund means, thou RUB	*0*

As of December 31, 2003

Indicator designation	*31.12.2003*
Fund size specified by the foundation documents, % of the authorized capital	*5*
Fund size in monetary terms, thou RUB	*16,818*
Fund size in percentage of the authorized capital, %	*2.77449*
Annual deductions into the fund, thou RUB	*0*
Used fund means, thou RUB	*0*

As of December 31, 2004

Indicator designation	*31.12.2004*
Fund size specified by the foundation documents, % of the authorized capital	*5*
Fund size in monetary terms, thou RUB	*16,858*
Fund size in percentage of the authorized capital, %	*2.78109*
Annual deductions into the fund, thou RUB	*40*
Used fund means, thou RUB	*0*

As of December 31, 2005

Indicator designation	*31.12.2005*
Fund size specified by the foundation documents, % of the authorized capital	*5*
Fund size in monetary terms, thou RUB	*16,858*
Fund size in percentage of the authorized capital, %	*2.78109*
Annual deductions into the fund, thou RUB	*0*
Used fund means, thou RUB	*0*

As of December 31, 2006

Indicator designation	*31.12.2006*
Fund size specified by the foundation documents, % of the authorized capital	*5*
Fund size in monetary terms, thou RUB	*30,308*
Fund size in percentage of the authorized capital, %	*5*
Annual deductions into the fund, thou RUB	*13,450*
Used fund means, thou RUB	*0*

Fund means have not been used.

10.1.4. Information on the Procedure of Convening and Holding Meetings (Sessions) of the Issuer Supreme Management Body

Supreme management body of he Issuer: *General Meeting of Shareholders.*
Procedure of notifying shareholders (participants) of the meeting (session) of the Issuer's supreme management body in compliance with the Articles of Association:
"11.5. Notification with respect to holding the General Meeting of Shareholders is published by the Company in newspaper "Rossiyskaya Gazeta" within 30 (thirty) days prior to the meeting .
"11.6. Voting bulletins for agenda issues are delivered by registered mail to the address specified in the list of persons entitled to participate in the General Meeting of Shareholders, or are handed against signature to every person specified in the list of persons entitled to participate in the General Meeting of Shareholders, within 20 (twenty) days prior to the General Meeting of Shareholders.
Every peron included into the list is provided with one copy of a bulletin for voting on general issues, or one copy of two and more bulletins for voting on different issues.
11.7. Information (materials) on the agenda issues of the General Meeting of Shareholders shall be availeble to persons entitled to participate in the General Meeting of Shareholders for the familiarzation in the Company Executive Body premises, or other places, which addresses are provided in the Notification of the General Meeting of Shareholders, within 20 (twenty) days prior to the General Meeting of Shareholders, or within 30 (thirty) days prior to the General meeting of Shareholders in case the agenda contains information on the reorganization of the Company.

The specified information (materials) shall be available to persons participating in the General Meeting of Shareholders during the meeting.
Procedure of familiarization with the information (materials) on the agenda issues of the General Meeting of Shareholders, as well as with the list of such information (materials) by persons entitled to participate in the General Meeting of Shareholders are determined by the Company Board of Directors".

Persons (Bodies) entitled to convene (require holding of) the extraordinary meeting (session) of the Issuer's supreme management body, as well as the procedure of delivery (submission) of such requirements in compliance with the Articles of Association:
"14.2. Extraordinary General meeting of Shareholders is held by the decision of the Company Board of Directors on the basis of its own iniative, Audit Committee demand, Company Auditor demand, as well as a shareholder(s) holding at least 10 (ten) % of the Company voting shares as of the demand date".
14.3. Convocation of the extraordinary General Meeting of Shareholders on the demand of the Audit Committee, Company Auditor or a shareholder(s) holding at least 10 (ten) % of the Company voting shares is made by the Board of Directors.
Such General Meeting of Shareholders shall take place within 40 (forty) days since the demand to hold the extraordinary General meeting of Shareholders, except for the case provided by item 14.9 of the Articles of Association.
14.4. The demand to hold the extraordinary General meeting of Shareholders shall contain issues to be included into the meeting agenda.
Person(s) requiring to convene the extraordinary General Meeting of Shareholders is entitled to provide draft decision of convene the extraordinary General Meeting of Shareholders, proposal on the form of holding convene the General Meeting of Shareholders. In case if the demand to convene convene the extraordinary General Meeting of Shareholders contains proposal of candidates nomination, such proposal is subject to provisions of article 13 of the Articles of Association.
The Company Board of Directors is not entitled to indroduce amendments into the agenda issues formulations, formulations of decisions on such issues and change the proposed form of holding the extraordinary General Meeting of Shareholders, convened by the demand of the Audit Committee, Company Auditor or a shareholder(s) holding at least 10 (ten) % of the Company voting shares.
14.5. In case the demand to hold the extraordinary General Meeting of Shareholders is made by a sareholder(s), it shall contain name (designation) of the shareholder requiring the convocation of the meeting, numberand category of possessed shares of the Company.
Requirement to convene the extraordinary General Meeting of Shareholders is signed by the person(s) demanding the convocation of the extraordinary General Meeting of Shareholders of the Company.

Procedure of determining the supreme management body of the Issuer meeting date in compliance with the Articles of Association:
«11.1.Annual General Meeting of Shareholders is held not sooner than in two months and not later than in six months of the financial year completion.
During the annual General Meeting of Shareholders the following issues are obligatory decided upon: election of the Board of Directors, Audit Committee, approval of the Company Auditor, approval of the annual report submitted by the Company Board of Directors approval of the annual book-keeping accounting, including profit and loss statement of the Company, as well as distribution of progit (including distribution (declaration) of dividends, except for profit distributed as dividends on the results of first quarter, half a year, nine months of the financial year) and losses of the Company on the basis of the financial year results"
"14.3. Convocation of the extraordinary General Meeting of Shareholders on the demand of the Audit Committee, Company Auditor or a shareholder(s) holding at least 10 (ten) % of the Company voting shares is made by the Board of Directors.
Such General Meeting of Shareholders shall take place within 40 (forty) days since the demand to hold the extraordinary General meeting of Shareholders, except for the case provided by item 14.9 of the Articles of Association".

Persons entitled to introduce proposals into the agenda of the supreme mangement body of the Issuer, as well as procedure of intoduction of such proposals in compliance with the Articles of Association:
"13.1. Shareholder(s) of the Company holding in aggregate at least 2 (two) % of the Company voting shares is entitled to introduce issues into the annual General Meeting of Shareholders agenda and nominate candidates into the Board of Directors and Audit Committee, whose number shall not exceed quantitative composition of the respective body.
Such proposals shall be submitted to the Company not later than in 60 (sixty) days after the financial year comletion.

13.2. Proposals with respect to the introduction of ... nomination of candidates are submitted in written form with specified name (designation) of the shareholder(s) submitting it, number and category of possessed shares. Such proposals shall be signed by the shareholder(s).
13.3. Proposal with respect to the introduction of issues into the agenda of the General Meeting of Shareholders shall contain the formulation of every proposed issue, and proposal with respect to the nomination of candidates shall contain the name and data of the document certifying the identity (series and (or) number of the document, date and place of its issue, issuing body) of every proposed candidate, designation of the body where the candidate is proposed to be elected".

Persons entitled to get acquinted with information (materials) provided for the preparation and holding of the supreme management body meeting, as well as procedure of familiarization wuth such information (materials) in compliance with the Articles of Association:
"11.7. Information (materials) on the agenda issues of the General Meeting of Shareholders shall be availeble to persons entitled to participate in the General Meeting of Shareholders for the familiarzation in the Company Executive Body premises, or other places, which addresses are provided in the Notification of the General Meeting of Shareholders, within 20 (twenty) days prior to the General Meeting of Shareholders, or within 30 (thirty) days prior to the General meeting of Shareholders in case the agenda contains information on the reorganization of the Company. The specified information (materials) shall be available to persons participating in the General Meeting of Shareholders during the meeting.
Procedure of familiarization with the information (materials) on the agenda issues of the General Meeting of Shareholders, as well as with the list of such information (materials) by persons entitled to participate in the General Meeting of Shareholders are determined by the Company Board of Directors".

Procedure of disclosure (promulgation to the shareholders (participants) of the Issuer) of decisions made by the supreme management body of the issuer, as well as voting results:
In case of holding the General Meeting of Shareholders in the form of collective attendance by the shareholders the voting results and decsions made by the General Meeting of Shareholders can be disclosed during the General Meeting of Shareholders.
In case the voting results and decsions made by the General Meeting of Shareholders were not disclosed during the General Meeting of Shareholders, then, but not later than in 10 (ten) days after the protocol date, decsions made by the General Meeting of Shareholders, as well as voting results are published by the Company in newspaper Rossiyskaya Gazeta in the form of report on the voting results.
decsions made by the General Meeting of Shareholders, as well as voting results in the form of report on the voting results are published by the Company in newspaper Rossiyskaya Gazeta not later than in 10 (ten) days after the protocol date.

10.1.5. Information on Commercial Organizations, in which the Issuer Owns at least 5% of the Authorized (Reserve) Capital (Unit Trust), or at least 5% of Ordinary Shares

List of commercial organizations, in which on the Prospectus approval date the Issuer owns at least 5% of the authorized (reserve) capital (unit trust) or at least 5% of ordinary shares:
Full company name: *Open Joint-Stock Company Prokopievskenergo*
Short company name: *OAO Prokopievskenergo*
Location: *Russian Federation, 653000, Kemerovo region, Prokopievsk, ul. Energeticheskaya, 14*
Share of the Issuer in the authorized capital of the legal entity: *60 %.*
Share of this entity in the authorized capital of the Issuer: *no share.*

Full company name: *Open Joint-Stock Company Kuzbass Energy Repair Company*
Short company name: *OAO Kuzbassenergoremont*
Location: *650000, Russian Federaion, Kemerovo, ul. Karbolitovskaya, 10*
Share of the Issuer in the authorized capital of the legal entity: *100 %.*
Share of this entity in the authorized capital of the Issuer: *no share.*

Full company name: *Open Joint-Stock Company Engineering and Analytical Center Kuzbasstechenergo*
Short company name: *Engineering and Analytical Center Kuzbasstechenergo*
Location: *650021, Russian Federaion, Kemerovo, ul. Stantsionnaya, 17*
Share of the Issuer in the authorized capital of the legal entity: *100 %.*
Share of this entity in the authorized capital of the Issuer: *no share.*

Full company name: *Closed Joint-Stock Company Motor Transport Enterprise Kuzbassenergo*

Short company name: *ZAO ATP Kuzbassenergo*
Location: *650021, Russian Federaion, Kemerovo, ul. Stantsionnaya, 4*
Share of the Issuer in the authorized capital of the legal entity: ***100 %.***
Share of this entity in the authorized capital of the Issuer: ***no share.***

Full company name: ***Closed Joint-Stock Company Health Center "Energetic"***
Short company name: ***ZAO Health Center "Energetic"***
Location: ***650000, Russian Federaion, Kemerovo, ul. Kuzbasskaya, 37***
Share of the Issuer in the authorized capital of the legal entity: ***100 %.***
Share of this entity in the authorized capital of the Issuer: ***no share.***

Full company name: ***Open Joint-Stock Company Kuzbassenergoservice***
Short company name: ***OAO Kuzbassenergoservice***
Location: ***650000, Russian Federaion, Kemerovo, ul. Karbolitovskaya, 10***
Share of the Issuer in the authorized capital of the legal entity: ***100 %.***
Share of this entity in the authorized capital of the Issuer: ***no share.***

Full company name: ***Open Joint-Stock Company Barnaulteplosetremont***
Short company name: ***OAO BTSR***
Location: ***656037, Barnaul, ul. Brilliantovaya, 2.***
Share of the Issuer in the authorized capital of the legal entity: ***100 %.***
Share of this entity in the authorized capital of the Issuer: ***no share.***

10.1.6. Information on Essential Transactions Made by the Issuer

Esential transactions (group of interdependent transactions), liabilities under which equal to at least 10% of balance sheet value of the Issuer's assets, determined on the basis of its book-keeping accounting by the last accounting period before the transaction, made by Issuer for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years, as well as for the period before the Prospectus approval date:
Transactions made in 2002: **No transactions**

Transactions made in 2003: **No transactions**

Transactions made in 2004: **No transactions**

Transactions made in 2005: **No transactions**

Transactions made in 2006: ***group of essential interdependent transactions, for the total amount of 3,559,357,942.48 roubles or 10.49% of SC Kuzbassenergo assets balance sheet value as of December 31, 2005.***

Decision on the approval of the transactions was made by the General Meeting of Shareholders of SC Kuzbassenergo, Protocol No. 16 as of december 25, 2006

1) Transaction date: December 26, 2006
Subject and other essential conditions of the transaction: Purchase and Sale Agreement for energy industrial and technological complexes between OAO Altaienergo and SC Kuzbassenergo. Purchase and Sale of Energy Industrial and Technological Complex Barnaul TPP-1, located at the address: Altai territory, Barnaul, ul. Kulagina, 16a, (hereinafter referred to as EITC BTPP-1); Energy Industrial and Technological Complex Barnaul TPP-1, located at the address: Altai territory, Barnaul, ul. Brilliantovaya, bld. 2, (hereinafter referred to as EITC BTPP-2); Energy Industrial and Technological Complex Barnaul TPP-3, located at the address: Altai territory, Barnaul, ul. Traktovaya, bld. 7 extending to the mouth of Ob in village Gonba and floodplain of Ob, ul. Krasnoyarskaya, 780, (hereinafter referred to as EITC BTPP-3);
Information on the compliance with the requirements of State Registration: registered Issuer's right of ownership for EITC BTPP -1 – May 4 2007, EITC BTPP -2, EITC BTPP -3 – February 22, 2007
Transaction price in monetary terms and in percentage of the assets balance sheet value: 1,439,306,746.40 roubles including VAT or 4.24%.
Transaction liabilities maturation period: the payment is settled by the Issuer by January 31, 2007 at the amount of 482,935,000 roubles including VAT; by February 28, 2007 at the amount of 956,371,746 roubles and 40 copecks including VAT; the property is transferred to the Issuer on January 1, 2007
Information on the liabilities fulfillment: Obligations are met by the parties in full measure.

Information on the relation of the transaction to major transactions, as well as on the approval of the transaction by the Issuer's Management Body: the transaction is interdependent with a group of other transactions and was approved by the General Meeting of Shareholders on December 25, 2006

2) Transaction date: December 26, 2006
Subject and other essential conditions of the transaction: Purchase and Sale of real estate property.
Information on the compliance with the requirements of State Registration: registered Issuer's right of ownership for 84 real estate objects on March 1, 2007, May 4, 2007; documents of title for 137 real estate objects are under the process of State Registration.
Transaction price in monetary terms and in percentage of the assets balance sheet value: 63,047,0490.68 рублей, including VAT, or 1.86%.
Transaction liabilities maturation period: the payment is settled by the Issuer by February 28, 2007 at the amount of 193,628,000 roubles including VAT; by March 31, 2007 at the amount of 436,842,490.68 roubles including VAT; the property is transferred to the Issuer on January 1, 2007
Information on the liabilities fulfillment: Obligations are met by the parties in full measure.
Information on the relation of the transaction to major transactions, as well as on the approval of the transaction by the Issuer's Management Body: the transaction is interdependent with a group of other transactions and was approved by the General Meeting of Shareholders on December 25, 2006

3) Transaction date: December 26, 2006
Subject and other essential conditions of the transaction: Purchase and Sale of real estate property.
Transaction price in monetary terms and in percentage of the assets balance sheet value: 424,362,035.92 roubles including VAT, or 1.25%.
Information on the compliance with the requirements of State Registration: registered Issuer's right of ownership for 206 real estate objects on June 19, 2007; documents of title for 47 real estate objects are under the process of State Registration.
Transaction liabilities maturation period: the payment for the purcased property is settled by the Issuer by March 31, 2007; the property is transferred to the Issuer on January 1, 2007
Information on the liabilities fulfillment: Obligations are met by the parties in full measure.
Information on the relation of the transaction to major transactions, as well as on the approval of the transaction by the Issuer's Management Body: the transaction is interdependent with a group of other transactions and was approved by the General Meeting of Shareholders on December 25, 2006

4) Transaction date: December 26, 2006
Subject and other essential conditions of the transaction: Purchase and Sale of means of transport.
Transaction price in monetary terms and in percentage of the assets balance sheet value: 14,313,050.72 roubles including VAT, or 0.04%.
Information on the compliance with the requirements of State Registration: not required.
Transaction liabilities maturation period: the payment for the purcased property is settled by the Issuer by March 31, 2007; the property, specified in Shedule 1 to the Agreement, is transferred to the Issuer on January 1, 2007; the property, specified in Schedule 2, is transferred byFebruary 28, 2007
Information on the liabilities fulfillment: Obligations are met by the parties in full measure.
Information on the relation of the transaction to major transactions, as well as on the approval of the transaction by the Issuer's Management Body: the transaction is interdependent with a group of other transactions and was approved by the General Meeting of Shareholders on December 25, 2006

5) Transaction date: December 26, 2006
Subject and other essential conditions of the transaction: Purchase and Sale of movable property between OAO Altaienergo and SC Kuzbassenergo. Purchase and sale of movable property located in the Administration and Branches of the Seller Barnaul TPP-1, Barnaul TPP-2, Barnaul TPP-3, Barnaul District Heating Plant, Biysk Heating Systems
Transaction price in monetary terms and in percentage of the assets balance sheet value: 1,050,905,618.76 roubles including VAT, or 3.10%.
Information on the compliance with the requirements of State Registration: not required.
Transaction liabilities maturation period: the payment for the purcased property is settled by the Issuer by March 31, 2007; the property is transferred to the Issuer on January 1, 2007
Information on the liabilities fulfillment: Obligations are met by the parties in full measure.

Information on the relation of the transaction to major transactions, as well as on the approval of the transaction by the Issuer's Management Body: the transaction is interdependent with a group of other transactions and was approved by the General Meeting of Shareholders on December 25, 2006

10.1.7. Information on Credit Ratings of the Issuer

Information on every of known credit rating of the Issuer assigned to the Issuer and/or Issuer's securities for the last 5 completed financial years, or for every completed financial year in case the Issuer carries out its activity less than 5 years:
No credit rating was assigned to the Issuer or its securities for the last 5 completed financial years.

10.2. Information on every Category of the Issuer's Shares

Shares category: ***ordinary***
Nominal value of every share: ***1 (one) rouble***
Number of circulated shares (number of shares, which are not cancelled): ***706,163,800 (Seven hundred six million one hundred sixty three thousand eight hundred) shares***
By the Decree of FCSM of the Russian Federation No. 03-1210/p as of june 24, 2003 consolidation took place of additional issues of equity securities of Kuzbass Open Joint-Stock Company of Energy and Elecrification, in which result:
The following State Registration numbers have been cancelled assigned to the issues of ordinary registered book-entry shares of Kuzbass Open Joint-Stock Company of Energy and Elecrification:

- ***39-1n-00374 as of 25.07.1994 (distribution type: private subscription; distribution period: 12.01.1994 - 21.01.1994; current state of the issue: distribution is completed; number of actually distributed securities in compliance with the registered report on the issue results: 3,030,819 pcs.);***
- ***39-1-00970 as 23.11.1995 (distribution type: distribution among shareholders; distribution period: 23.11.1995 - 23.11.1995; current state of the issue: distribution is completed; number of actually distributed securities in compliance with the registered report on the issue results: 603,132,981 pcs.).***

The specified issues of ordinary registered book-entry shares of Kuzbass Open Joint-Stock Company of Energy and Elecrification were assigned State Registration number 1-01-00064-A as of June 24, 2003.

Registrar OAO Central Moscow depositary carried out the operation on the consolodation of additional issues in the SC Kuzbassenergo registered securities holders register on July 18, 2003.

Number of additional share that are in the process of distribution (number of additional issue shares, in which respect State Registration of report on their issue results is not completed): ***none***
Number of declared shares: ***in case of SC Kuzbassenergo shares splitting, which will cause the change of one ordinary SC Kuzbassenergo share nominal value to 0.01 (zero and one hundredth) rouble, the Company is entitled to additionally distribute 103,716,513 (one hundred three million seven hundred sixteen thousand five hundred thirteen) additional ordinary shares with nominal value of 0.01 (zero and one hundredth) rouble per a share.***
Number of shares on the Issuer balance: ***none***
Number of additional shares that can be distributed in the result of distributed securities conversion, convertible into shares, or in the result of Issuer's options liabilities fulfillment: ***none***
State Registration number and the date of the State Registration: ***1-01-00064-A, June 23, 2003***

With respect to the specified main issue additional issue of ordinary registered book-entry shares was registered at the quantity of 100,000,000 (one hundred million) shares with nominal value of 1 (one) rouble per a share, State Registration number of which was not cancelled as of the Prospectus approval date: 1-01-00064-A-001D as of November 6, 2007

Rights provided by every security of the issue:
Pursuant to item 6.2 articl 6 of Kuzbass Open Joint-Stock COmpany of Energyand Electrification Articles of Association (hereinafter also referred to as SC Kuzbassenergo, the Issuer, the Company):
"6.2. Every ordinary share of the Company accords equal rights to its holder.
"Shareholders og ordinary shares possess the following rights:
1) participate personally or via representatives in the General Meeting of Shareholders of the Company with voting power with respect to all issues of its functional authority;
2) make proposals into the General Meeting of Shereholders agenda in the manner directed by the Russian Federation laws anf the Articles of Association;

3) obtain information on the Company operations and get acquainted with Company documents pursuant to article 91 of the Federal Law "On stock companies", other regulatory legal acts and the Articles of Association;
4) collect dividend declared by the COmpany;
5) pre-emption right with respect to shares distributed via subscription of additional shares and equity securities convertible into shares, at the quantity proportional to the possessed ordinary shares, in cases provided by the Russian Federation laws;
6) receive part of the Company property in case of liquidation of the Company;
7) execute other rights provided by the Russian Federation laws and the Articles of Association."

10.3. Information on the Previous Issues of Equity Securities of the Issuer Except for the Shares of the Issuer

Only ordinary shares are in circulation, other equity securities were not issued by the Issuer.

10.3.1. Information on Issues, all Securities of which have been Cancelled

Only ordinary shares are in circulation, other equity securities were not issued by the Issuer.

10.3.2. Information on Issues whose Securities are in Circulation

Only ordinary shares are in circulation, other equity securities were not issued by the Issuer.

10.3.3. Information on Issues, with respect to which the Issuer Failed to Fulfill its Obligations (Default)

Only ordinary shares are in circulation, other equity securities were not issued by the Issuer.

10.4. Information on Person(s) Prviding Security to the Bonds of the Issue

The Issuer has not previously distributed secured bonds.

10.5. Conditions of Securing Fulfillment of Obligations on Bonds of the Issue

The Issuer has not previously distributed secured bonds.

10.5.1. Conditions of Securing Fulfillment of Obligations on Bonds with Mortgage Collateral

The Issuer has not previously distributed secured bonds.

10.6. Information on Organizations Recording Rights to Equity Securities of the Issuer

Administration of SC Kuzbassenergo ordinary shares holders register is conducted by the Registrar.
Full company name: *Open Joint-Stock Company Central Moscow Depositary*
Short company name: *OAO Central Moscow Depositary or OAO CMD*
Location: *107078, Moscow, ul. Orlovikov per., bld. 3-B*
License for the administration of register
License number: *10-000-1-00255*
Issue date: *13.09.2002*
License expiration date: *no expiration date*
Licensing authority: *Federal Commission on the Securities Market of the Russian Federation*
Date when the specified registrar began to administer the Issuer's register of registered securities: *03.01.2002*
The Issuer SC Kuzbassenergo, on the basis of concluded with the registrar OAO Central Moscow Depositary agreement No. 49/OW as of 19.06.2001, executes functions of transfer agent.
Location: *656037, Russian Federation, Altai territory, Barnaul, ul. Brilliantovaya, bld. 2.*
Mail address: *650000, Russian Federation, Kemerovo, pr-t Kuznetsky, bld. 30, room 306.*
Phone/Fax: *(384-2)45-37-61.*

Information on OAO Central Moscow Depositary, as well as on the transfer agets of the Registrar, is placed at the web-site of the Company in section "Shareholders and Investors" at: HTTP://WWW.KUZBASSENERGO.RU/INVEST/

10.7. Information on Legislative Acts Regulating Issues of Import and Export of Capital that Can Affect Payment of Dividends, Interests and Other Payments to Nonresidents

Title and details of legislative acts of the Russian Federation effective on the date of the Prospectus approval that regulate the issues of import and export of capital and can affect payment of dividents on the Issuer's shares to nonresidents:

1. Tax Code of the Rusian Federation, part I, No. 146-FZ as of July 31, 1998 as amended
2. Tax Code of the Rusian Federation, part II, No. 117-FZ as of August 5, 2000 as amended
3. Customs Code of the Russian Federation No. 61-FZ as of May 28, 2003 as amended
4. Federal Law No. 173-FZ as of December 10, 2003 "On currency control and regulation" as amended
5. Federal Law No. 160-FZ as of July 9, 1999 "On foreign investments in the Russian Federation" as amended
6. Federal Law No. 39-FZ as of February 25, 1999 "On investment activity in the Russian Federation conducted in the form of capital foreign investments" as amended
7. Federal Law No. 115-FZ as of August 7, 2001 "On countermeasures to the legalization (laundring) of illegal profits and financing of terrorism" as amended
8. Federal Law No. 39-FZ as of April 22, 1996 " On securities market" as amended
9. Federal Law No. 86-FZ as of July 10, 2002 "On Central Bank of the Russian Federation (Bank of Russia) as amended

Besides, a groiup of Federal Laws ratifies Double Taxation Treaties beteen the Russian Federation and foreign. Currently the avoidance of double taxation regulations are concluded with over 50 countries. For example:
1. Federal Law No. 167-FZ as of july 17, 1999 "On ratification of Double Taxation Treaty between the Russian Federation Government and Republic of Cyprus with respect to capital and income taxes".
2. Federal Law No. 18-FZ as of February 8, 1998 " On ratification of Convention on the avoidance of double taxation, and prevention of tax evasion and violation of tax legislation with respect to income and property taxes between the Governments of the Russian Federation and French Republic".
3. Federal Law No. 65-FZ as of March 19, 1997 "On ratification of Convention on the avoidance of double taxation and prevention of tax evasion with respect to income and property value increment between the Governments of the Russian Federation and United Kingdom of Great Britain and North Ireland, and Agreement between the Governments of the Russian Federation and United Kingdom of Great Britain and North Ireland as of February 15, 1994 concluded in the form of notes exchange, on the application of separate provisions of the Convention ".
4. Convention between the Governments of the Russian Federation and Republic of Kazakhstan as of October 18, 1996 "On the avoidance of double taxation and prevention of tax evasion with respect to capital and income taxes ".
5. Federal Law No158-FZ. As of December 18, 1996 "On ratification of Double Taxation Treaty between the Russian Federation and Federal Republic of Germany with respect to income and property taxes".
6. Agreement between the Russian Federationand the United States of America On the avoidance of double taxation and prevention of tax evasion with respect to capital and income taxes (Washington, June 17, 1992).
7. Agreement between the Governments of the Russian Federation and Ukraine as of February 8, 1995 " On the avoidance of double taxation and prevention of tax evasion with respect to property and income taxes".
8. Federal Law No. 69-FZ as of June 14, 2002 "On ratification of Convention on the avoidance of double taxation and prevention of tax evasion with respect to income and capital between the Governments of the Russian Federation and Republic of Tadzhikistan".
9. Federal Law No. 60-FZ as of May 28, 2001 "On ratification of between the Governments of the Russian Federation and Republic of Moldova on the motivation and mutual protection of investments"

10.8. Description of Income Taxation Procedure on Distributed Equity Securities of the Issuer

Procedure of income taxation on securities of the Issuer is regulated by the Tax code of the Russian Federation. Information provided in this item is of general nature. It is based on the russian Federation laws as of the current report preparation date and can be subject to changes in the future.
In compliance with Chapter 25 of the Tax Code of the Russian Federation (part two), income tax of legal entities residents of the Russian Federation on distributed securities in the form of dividends is charged at the rate of 9%; foreign legal entities nonresidents of the Russian Federation – at the rate of 15% (article 284 of the Tax Code of the Russian Federation).

Procedure and terms of tax payment: With respect to income paid to taxpayers in the form of dividends the tax withheld by income payment is transferred into the budget by tax agent that made the payment within 10 days since the date of income payment (article 287 of the Tax Code of the Russian Federation).

Peculiarities of income tax procedure for legal entities residents of the Russian Federation:
The amount of tax subject to withdrawal from the income of a tax payer receiving the dividends shall be calculated by the tax agent proceeding from the total amount of the tax and from the share of each taxpayer in the total amount of the dividends.

The total amount of the tax shall be determined as the product of the rate of the tax and the difference between the amount of the dividends subject to distribution between shareholders (participants) in the current tax period less the amount of the dividends subject to payment by the tax agent to foreign organizations and (or) physical persons nonresidents of the Russian Federation and the amount of the dividends received by the tax agent proper in the current reporting (tax) period and in the previous reporting (tax) period if these amounts of the dividends have not previously participated in the calculations for determining taxable incomes in the form of dividends. Where the difference gained is negative, a liability to pay the tax shall not arise and the reimbursement from the budget shall not be made.
(article 275 of the Tax Code of the Russian Federation).

Peculiarities of income tax procedure for foreign legal entities nonresidents of the Russian Federation in the form of dividends: If the Russian tax organization pays out dividends to a foreign organization and (or) to a natural person who is not a resident of the Russian Federation, the tax base for the tax paying receiver of the dividends in every such payment shall be defined as the amount of the paid out dividends (article 275 of the Tax Code of the Russian Federation).

Avoidance of double taxation:
The incomes received by the Russian organization from sources outside the Russian Federation shall be taken into account when delineating its tax base. The said incomes shall be recorded in full volume taking account of the outlays made both in the Russian Federation and beyond its boundaries.
In delineating the tax base, the outlays made by the Russian organization in connection with the receipt of incomes from sources outside the Russian Federation shall be deducted in the order and in the amount established by Chapter 25 of the Tax Code of the Russian Federation.
The amounts of tax paid out in conformity with the legislation of foreign states by the Russian Federation, shall be set off when this organization pays tax in the Russian Federation. The amount of the set off amounts of the taxes paid outside the Russian Federation cannot exceed the amount of the tax subject to payment by this organization in the Russian Federation
The offsetting is effected under the condition that the tax payer submits the document confirming the payment (withholding) of the tax outside the Russian Federation: for the taxes paid by the organization itself - those certified by the tax body of the corresponding foreign state, and for taxes withheld in conformity with the legislation of foreign states or with an international agreement by the tax agents - the confirmation by the tax agent. The confirmation shall be valid within the tax period in which it was submitted to the tax agent
In compliance with Chapter 23 of the Tax Code of the Russian Federation (part two) incomes of natural persons who are residents of the Russian Federation with respect to the incomes from the share participation in the activity of organizations received in the form of dividends the tax rate shall be established in the amount of 9%; incomes received by natural persons who are not tax residents of the Russian Federation shall be established in the amount of 30% (article 224 of the Tax Code of the Russian Federation).

Procedure and terms of tax payment: Obligation to withhold tha amount of tax from the incomes of a taxpayer and pay it into the corresponding budget is laid upon Russian organization, which is the source of income of the taxpayer in the form of dividends (tax agent). The computed amount of tax is withheld directly from incomes of the taxpayer upon their actual disbursement. The tax agents are obliged to transfer the amounts of calculated and withheld tax no later the day of actual receipt in the bank of effective cash to disburse the income, and also of the income transfer day from accounts of the tax agents with the bank to accounts of the taxpayer or by his instruction to bank accounts of third persons (article 226 of the Tax Code of the Russian Federation).

Peculiarities of tax payment for the incomes of natural persons with respect to share participation in the organization: The sum of tax on the incomes from the share participation in the activity of organizations, received in the form of dividends, shall be defined with account taken of the following provisions
1) If the source of the taxpayer's income is a foreign organization, the sum of tax with respect to the received dividends shall be defined by the taxpayer on his own, proceeding from the sum of the received dividends and from the rate stipulated by Sub item 2 of Item 3 of Article 284 of the Tax Code of the Russian Federation
Taxpayers receiving dividends from a foreign organization, including through the permanent representation of a foreign organization in the Russian Federation, shall have no right to reduce the sum of tax calculated in conformity with this Chapter by the sum calculated and paid up at the place of location of the source of the income, unless otherwise stipulated by an international treaty.
2) If the source of the taxpayer's income is a Russian organization, the said organization shall be recognized as a tax agent and shall define the sum of tax separately for every taxpayer proceeding from the total sum of the tax calculated in accordance with the procedure laid down of Item 2 of Article 275 and from the share of each taxpayer in the total sum of the dividends.

Peculiarities of taxation procedure for incomes of natural persons who are residents of the Russian Federation:
The amount of tax subject to withdrawal from the income of a tax payer receiving the dividends shall be calculated by the tax agent proceeding from the total amount of the tax and from the share of each taxpayer in the total amount of the dividends.
The total amount of the tax shall be determined as the product of the rate of the tax and the difference between the amount of the dividends subject to distribution between shareholders (participants) in the current tax period less the amount of the dividends subject to payment by the tax agent to foreign organizations and (or) natural persons who are not residents of the Russian Federation and the amount of the dividends received by the tax agent proper in the current reporting (tax) period and in the previous reporting (tax) period if these amounts of the dividends have not previously participated in the calculations for determining taxable incomes in the form of dividends. Where the difference gained is negative, a liability to pay the tax shall not arise and the reimbursement from the budget shall not be made.

Peculiarities of income tax procedure for natural persons who are not residents of the Russian Federation in the form of dividends: If the Russian tax organization pays out dividends to a natural person who is not a resident of the Russian Federation, the tax base for the tax paying receiver of the dividends in every such payment shall be defined as the amount of the paid out dividends

Avoidance of double taxation:
Amount of tax on incomes received outside the Russian Federation and actually paid outside the Russian Federation by a taxpayer who is a tax resident of the Russian Federation pursuant to the legislation of other states, are not accepted to offset tax payment in the Russian Federation, except as otherwise provided by an appropriate agreement (treaty) on avoidance of double taxation.
For exemption from the tax, offset, or to receive tax deductions or other tax privileges, the taxpayer should present to bodies of the Ministry of Taxation of the Russian Federation official confirmation that he is the resident of the state with which the Russian Federation has an agreement (treaty) on avoidance of double taxation and also a document on the income received and on his tax payment outside of the Russian Federation confirmed by the tax body of a respective foreign state which has been effective during the tax period (or a part thereof) in question. Confirmation can be submitted either before the payment of tax or advance payments on the tax or within one year after the end of that tax period on results of which the taxpayer applies to receive exemption from the tax, offset, tax deductions or privileges.

In compliance with Item 1 of Article 284 of Chapter 25 of the Tax Code of the Russian Federation incomes of legal entities tax residents of he Russian Federation from operations on further realization of distributed securities are charged with the income tax in the rate of 24% 24% (Federal budget – 6,5%, budgets of the Russian Federation subjects – 17,5%, by the reduction of the tax rate for individual categories of taxpayers the said tax rate subject to enter into the budgets of the Russian Federation subjects can not be less than 13.5%).
The tax rate for foreign legal entities nonresidents of the Russian Federation receiveing income from sources located in the territory of the Russian Federation equals to 20%

Procedure and terms of tax payment for legal entities residents of the russian Federation: Tax subject to payment by the end of the corresponding tax period shall be paid no later than March 28 following the expired tax period. Quarter advance payments shall be paid in 28 days at lates as of the date of the end of the corresponding tax period.
Monthly advance payments subject to be paid within the accounting period shall be paid not later than the 28 date of every month of the accounting period.
Taxpayers calculating the amount of monthly advance payments on the basis of actually received profits shall pay the advance payments not later than the 28 date of the month following the month, on which basis the tax is calcualted.
The sums of monthly advance payments paid in the course of the reporting (tax) period by the results of the reporting (tax) period shall be set off when making the advance payments on the basis of the results of the report period. The advance payments on the basis of the results of the reporting period shall be set off against the payment of the tax by the results of the tax period.

Peculiarities of defining tax base for operations with securities are specified by Article 280 of the Tax Code of the Russian Federation:
The taxpayer's incomes from transactions involved in the sale or in some other form of the withdrawal of securities (redemption included) shall be defined proceeding from the sale price or of the other form of withdrawal of a security, as well as from the sum of the accumulated (coupon) income, paid by the purchaser to the taxpayer, and from the sum of the interest (coupon) income paid out to the taxpayer by the issuer (by the bill giver). In this case, into the taxpayer's

income from the sale or from another form of the withdrawal of securities shall not be included the [illegible]
(coupon) income earlier recorded in the taxation..
The outlays made on the sale (or on another form of the withdrawal) of securities, including investment shares of a unit fund, shall be defined proceeding from the price of acquisition of the security (including the outlays on the acquisition thereof), from the expenditures on the sale thereof , from the amount of discounts on the estimated cost of investment shares and from the sums of the accumulated interest (coupon) income paid up by the taxpayer to the seller of the security. In this case, into the outlays shall not be included the sums of the accumulated interest (coupon) income earlier recorded in taxation.
As concerns securities which are not circulated on the organized securities market, for the purposes of taxation shall be accepted the actual price of their sale or of another form of the withdrawal of the given securities if any of the following conditions are fulfilled:
1) if the actual price of the corresponding deal lies in the price interval of a similar (identical, homogeneous) security, registered by the trade organizer on the securities market as on the date of making the deal or as on the date of the closest auction which has taken place before the performance of the corresponding deal, if an auction on these securities was held by the trade organizer even once in the course of the last twelve months;
2) if the deviation of the actual price of the corresponding deal is within the limit of 20 per cent towards a rise or fall from the average weighted price of a similar (identical, homogeneous) security calculated by the trade organizer on the securities market in conformity with the rules he has established by the results of the auction as on the date of making such deal or as on the date of the closest auction which has taken place before the day of making the corresponding deal, even if an auction on these securities was held by the trade organizer only once in the course of the past twelve months.
The tax paying share holder selling the shares he has received when the authorized capital of the joint-stock company was augmented, shall define the income as the difference between the sale price and the originally remunerated cost of the share, corrected with account taken of the change in the number of shares as a result of the increase of authorized capital.
In the event of sale or any other withdrawal of securities, a taxpayer shall independently choose one of the following methods of writing off as outlays the cost of withdrawn securities in compliance with the accounting policy accepted for the purposes of taxation:
1) in accordance with the prime cost of the acquisitions (FIFO);
2) in accordance with the last cost of the acquisitions (LIFO);
3) in accordance with the cost of one unit.
Taxpayers who have incurred a loss (losses) from transactions in securities in the previous tax period or in the previous tax periods shall have the right to reduce the tax base received on the transactions in securities in the reporting (tax) period. With this, losses from transactions in the securities not circulating on the organized securities market which were incurred in the previous tax period (previous tax periods) may be referred to the decrease of the tax base caused by transactions in such securities which is determined in the reporting (tax) period.
With this, losses from transactions in the securities circulating on the organized securities market incurred in the previous tax period (previous tax periods) may be referred to the decrease of the tax base caused by transactions in the sale of the given category of securities.
The incomes derived from transactions in the securities circulated on the organized securities market cannot be reduced by the outlays or the losses from transactions in the securities not circulated on the organized securities market.
The incomes derived from transactions in the securities not circulated on the organized securities market cannot be reduced by the outlays or the losses from transactions in the securities circulated on the organized securities market.

Procedure and terms of tax payment for incomes received by foreign legal entities nonresidents of the Russian Federation from the realization of shares of Russian organizations over 50 per cent of whose assets consists of immovable property, situated on the territory of the Russian Federation: The tax is calculated and withheld by the russian organization paying income to the foreign organization by every payment of the incom and is transferred by tax agent into the federal budget simultaneously with paying the income in the currency of such income payment, or in the currency of the Russian Federation in accordance with th official exchange rate of the Central Bank of the Russian Federation as on the date of making such transfer. Procedure of taxation for incomes received by foreign legal entities nonresidents of the Russian Federation from the realization of shares of Russian organizations over 50 per cent of whose assets consists of immovable property, situated on the territory of the Russian Federation: When the foreign organization submits to tax agent before the date of income payment confirmation of the fact that the foreign organization has a permanent place of location in the state with which the Russian Federation has signed an international treaty (agreement), regulating the questions of taxation with respect to which a privileged regime of taxation is envisaged by the international treaty of the Russian Federation, with respect to such income is applied relief from withholding the tax from the source of payment, or the tax from the source of the payment is withheld at a reduced rate.

In accordance with Chapter 23 of the Tax Code of the Russian Federation (part two) the tax from income of natural persons who are residents of the Russian Federation from further realization of distributed securities is charged at the rate of 13%; natural persons who are not tax residents of the Russian Federation athe rate of 30%.
Income (loss) under a securities purchase/sale deal shall be determined as a difference between the sums received from the sale of the securities and the expenses towards acquiring, selling and holding in custody the securities actually incurred by the taxpayer and documented.

Procedure and terms of tax payment: Tax calculation and payment shall be effected by the tax agent upon the expiration of the tax period or when the agent disburses amounts of money for the benefit of the taxpayer before the expiration of next tax period. When amounts of money are disbursed by the tax agent before the expiration of next tax period the tax shall be paid on the share of income determined in compliance with the present article as corresponding to the actual amount of money disbursed.

Peculiarities of taxation procedure for incomes of natural persons who are tax residents of the Russian Federation from the realization of distributed securities: By the absence of documentally confirmation of expenses the natural person is entitled to use property related tax deduction in the amount received from the sale of securities but not more than 125,000 thousand roubles.

Peculiarities of taxation procedure for incomes of natural persons who are not tax residents of the Russian Federation from the realization of distributed securities: Avoidance of double taxation: For exemption from the tax, offset, or to receive tax deductions or other tax privileges, the taxpayer should present to bodies of the Ministry of Taxation of the Russian Federation official confirmation that he is the resident of the state with which the Russian Federation has an agreement (treaty) on avoidance of double taxation and also a document on the income received and on his tax payment outside of the Russian Federation confirmed by the tax body of a respective foreign state which has been effective during the tax period (or a part thereof) in question. Confirmation can be submitted either before the payment of tax or advance payments on the tax or within one year after the end of that tax period on results of which the taxpayer applies to receive exemption from the tax, offset, tax deductions or privileges.

10.9. Information on Declared (Accrued) and Distributed Dividends on the Issuer's Shares, as well as on Profit on the Issuer's Bonds

Information on the declared (accrued) and distributed dividends on the Issuer's shares for the last 5 completed financial years or for every completed financial year in case the Issuer carries out its activity less than 5 years:

2002
Shares category, or type for preference shares: ***ordinary shares;***
amount of declared (accrued) dividends on the Issuer's shares of every category (type) with respect to one share: ***dividends were not accrued, on the results of 2002 the annual General Meeting of Shareholders of SC Kuzbassenergo made the decision: "Dividends on the ordinary shares of the Company on the results of 2002 shall not be paid " (protocol No. 11 as of 02.06.2003);***
in aggregate for all shares of one category (type): ***dividends were not paid;***
designation of the Issuer management body that made the decision (that declared) with respect to the payment of dividents on the Issuer's shares : ***dividends were not paid;***
date of meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends, date and number of protocol of the meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends: ***dividends were not paid, on the results of 2002 the annual General Meeting of Shareholders of SC Kuzbassenergo made the decision: "Dividends on the ordinary shares of the Company on the results of 2002 shall not be paid " (protocol No. 11 as of 02.06.2003);***
period provided for the payment of declared dividends on the Issuer's shares: ***dividends were not paid;***
form and other conditions of payment of declared dividends on the Issuer's shares: ***dividends were not paid;***
Accounting period (year, quarter) for which the declared dividends on the Issuer's shares are (were) paid: ***2002;***
total amount of dividends paid on all Issuer's shares of one category (type) for every ecaaounting period, for which decision was made with respect to payment (declaration) of dividends: ***dividends were not paid;***
in case when the declared dividends on the Issuer's shares are not paid or paid partially - reasons of nonpayment of the declared dividends: ***dividends were not paid;***
other nformation on the declared and/or paid dividends on the Issuer's shares, specified at the Issuer's own discretion: none.

2003
Shares category, or type for preference shares: ***ordinary shares;***

amount of declared (accrued) dividends on the Issuer's shares of every category (type) with respect to one share:
dividends were not accrued, on the results of 2003 the annual General Meeting of Shareholders of SC Kuzbassenergo made the decision: "Dividends on the ordinary shares of the Company on the results of 2003 shall not be paid" (protocol No. 12 as of June 24, 2004);
in aggregate for all shares of one category (type): ***dividends were not paid;***
designation of the Issuer management body that made the decision (that declared) with respect to the payment of dividents on the Issuer's shares : ***dividends were not paid;***
date of meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends, date and number of protocol of the meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends: ***dividends were not paid, on results of 2003 the annual General Meeting of Shareholders of SC Kuzbassenergo made the decision: "Dividends on the ordinary shares of the Company on the results of 2003 shall not be paid" (protocol No. 12 as of June 24, 2004);***
period provided for the payment of declared dividends on the Issuer's shares: ***dividends were not paid;***
form and other conditions of payment of declared dividends on the Issuer's shares: ***dividends were not paid;***
Accounting period (year, quarter) for which the declared dividends on the Issuer's shares are (were) paid: ***2003;***
total amount of dividends paid on all Issuer's shares of one category (type) for every ecaaounting period, for which decision was made with respect to payment (declaration) of dividends: ***dividends were not paid;***
in case when the declared dividends on the Issuer's shares are not paid or paid partially - reasons of nonpayment of the declared dividends: ***dividends were not paid;***
other nformation on the declared and/or paid dividends on the Issuer's shares, specified at the Issuer's own discretion: none.

<u>2004</u>
Shares category, or type for preference shares: ***ordinary shares;***
amount of declared (accrued) dividends on the Issuer's shares of every category (type) with respect to one share: ***dividends were not accrued, on results of 2004 the annual General Meeting of Shareholders of SC Kuzbassenergo made the decision: "Dividends on the ordinary shares of the Company on the results of 2004 shall not be paid" (protocol No. 13 as of June 27, 2005);***
in aggregate for all shares of one category (type): ***dividends were not paid;***
designation of the Issuer management body that made the decision (that declared) with respect to the payment of dividents on the Issuer's shares : ***dividends were not paid;***
date of meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends, date and number of protocol of the meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends,: ***dividends were not paid, on results of 2004 the annual General Meeting of Shareholders of SC Kuzbassenergo made the decision: "Dividends on the ordinary shares of the Company on the results of 2004 shall not be paid" (protocol No. 13 as of June 27, 2005);***
period provided for the payment of declared dividends on the Issuer's shares: ***dividends were not paid;***
form and other conditions of payment of declared dividends on the Issuer's shares: ***dividends were not paid;***
Accounting period (year, quarter) for which the declared dividends on the Issuer's shares are (were) paid: ***2004;***
total amount of dividends paid on all Issuer's shares of one category (type) for every ecaaounting period, for which decision was made with respect to payment (declaration) of dividends: ***dividends were not paid;***
in case when the declared dividends on the Issuer's shares are not paid or paid partially - reasons of nonpayment of the declared dividends: ***dividends were not paid;***
other nformation on the declared and/or paid dividends on the Issuer's shares, specified at the Issuer's own discretion: none.

<u>9 месяцев 2005а</u>
Shares category, or type for preference shares: ***ordinary shares;***
amount of declared (accrued) dividends on the Issuer's shares of every category (type) with respect to one share: ***0.670461 roubles per one SC Kuzbassenergo ordinary share;***
in aggregate for all shares of one category (type): ***406,409,187.51 roubles;***
designation of the Issuer management body that made the decision (that declared) with respect to the payment of dividents on the Issuer's shares: ***Extraordinary General Meeting of Shareholders of SC Kuzbassenergo;***
date of meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends, date and number of protocol of the meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends: ***on results of 9 months of 2005 the extraordinary General Meeting of Shareholders of SC Kuzbassenergo made the decison: "Pay dividends on ordinary shares of SC Kuzbassenergo on the***

results of work for 9 months of 2005 in the amount of 0.670461roubles per one ordinary share of SC Kuzbassenergo in monetary terms within 60 days since the date of decision" (protocol No. 14 as of 30.12.2005);
period provided for the payment of declared dividends on the Issuer's shares: ***60 days since the date of decision;***
form and other conditions of payment of declared dividends on the Issuer's shares: ***monetary form;***
Accounting period (year, quarter) for which the declared dividends on the Issuer's shares are (were) paid: ***9 months of 2005;***
total amount of dividends paid on all Issuer's shares of one category (type) for every ecaaounting period, for which decision was made with respect to payment (declaration) of dividends: ***406,409,187.51 roubles;***
in case when the declared dividends on the Issuer's shares are not paid or paid partially - reasons of nonpayment of the declared dividends: ***dividends completely paid;***
other nformation on the declared and/or paid dividends on the Issuer's shares, specified at the Issuer's own discretion: none.

<u>2005</u>
Shares category, or type for preference shares: ***ordinary shares;***
amount of declared (accrued) dividends on the Issuer's shares of every category (type) with respect to one share: ***dividends were not accrued, on results of 2005 the annual General Meeting of Shareholders of SC Kuzbassenergo made decision: "Taking into account that on the results of 9 months of 2005 dividends on ordinary shares of the Company were accrued in the amount of 0.670461roubles per one ordinary share (General Meeting of Shareholders Protocol No.14 as of) dividends on the ordinary shares of the Company Shall not be paid on the results of 2005" (protocol No. 15 as of 26.06.2006);***
in aggregate for all shares of one category (type): ***dividends were not paid;***
designation of the Issuer management body that made the decision (that declared) with respect to the payment of dividents on the Issuer's shares : ***dividends were not paid;***
date of meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends, date and number of protocol of the meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends: ***dividends were not accrued, on results of 2005 the annual General Meeting of Shareholders of SC Kuzbassenergo made decision: "Taking into account that on the results of 9 months of 2005 dividends on ordinary shares of the Company were accrued in the amount of 0.670461roubles per one ordinary share (General Meeting of Shareholders Protocol No.14 as of) dividends on the ordinary shares of the Company Shall not be paid on the results of 2005" (protocol No. 15 as of 26.06.2006);***
period provided for the payment of declared dividends on the Issuer's shares: ***dividends were not paid;***
form and other conditions of payment of declared dividends on the Issuer's shares: ***dividends were not paid;***
Accounting period (year, quarter) for which the declared dividends on the Issuer's shares are (were) paid: ***2005;***
total amount of dividends paid on all Issuer's shares of one category (type) for every ecaaounting period, for which decision was made with respect to payment (declaration) of dividends: ***dividends were not paid;***
in case when the declared dividends on the Issuer's shares are not paid or paid partially - reasons of nonpayment of the declared dividends: ***dividends were not paid;***
other nformation on the declared and/or paid dividends on the Issuer's shares, specified at the Issuer's own discretion: none.

<u>1 quarter of 2006</u>
Shares category, or type for preference shares: ***ordinary shares;***
amount of declared (accrued) dividends on the Issuer's shares of every category (type) with respect to one share: ***0.329983 RUB per one ordinary share of SC Kuzbassenergo;***
in aggregate for all shares of one category (type): ***200,024,000 RUB;***
designation of the Issuer management body that made the decision (that declared) with respect to the payment of dividents on the Issuer's shares: ***annual General Meeting of Shareholders of SC Kuzbassenergo;***
date of meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends, date and number of protocol of the meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends: ***on the results of 1 quarter of 2006 the annual General Meeting of Shareholders of SC Kuzbassenergo made the decision: "Pay dividends on ordinary shares of SC Kuzbassenergo on the results of 1 quarter of 2006 in the amount of 0.329983 RUB per one ordinary share of the Company in monetary form within 60 days since the date of the decision" (protocol No. 15 as of 26.06.2006).;***
period provided for the payment of declared dividends on the Issuer's shares: ***60 days since the date of the decision;***
form and other conditions of payment of declared dividends on the Issuer's shares: ***monetary form;***
Accounting period (year, quarter) for which the declared dividends on the Issuer's shares are (were) paid: ***1 quareter of 2006;***
total amount of dividends paid on all Issuer's shares of one category (type) for every ecaaounting period, for which decision was made with respect to payment (declaration) of dividends: ***200,024,000 RUB;***

in case when the declared dividends on the Issuer's shares are not paid or paid partially - reasons of nonpayment of the declared dividends: *dividends paid completely;*
other nformation on the declared and/or paid dividends on the Issuer's shares, specified at the Issuer's own discretion: none.

<u>On results of 2006</u>
Shares category, or type for preference shares: ***ordinary shares;***
amount of declared (accrued) dividends on the Issuer's shares of every category (type) with respect to one share: ***dividends were accrued only on the results of 1 quarter of 2006, on results of 2006 the annual General Meeting of Shareholders of SC Kuzbassenergo made decision: "Dividends on the ordinary shares of the Company on the results of 2006 shall not be paid " (protocol No. 17 as of June 6, 2007);***
in aggregate for all shares of one category (type): ***dividends were not paid;***
designation of the Issuer management body that made the decision (that declared) with respect to the payment of dividents on the Issuer's shares : ***dividends were not paid;***
date of meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends, date and number of protocol of the meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends,: ***dividends were not paid, on results of 2006 the annual General Meeting of Shareholders of SC Kuzbassenergo made decision: "Dividends on the ordinary shares of the Company on the results of 2006 shall not be paid " (protocol No. 17 as of June 6, 2007);***
period provided for the payment of declared dividends on the Issuer's shares: ***dividends were not paid;***
form and other conditions of payment of declared dividends on the Issuer's shares: ***dividends were not paid;***
Accounting period (year, quarter) for which the declared dividends on the Issuer's shares are (were) paid: ***2006;***
total amount of dividends paid on all Issuer's shares of one category (type) for every ecaaounting period, for which decision was made with respect to payment (declaration) of dividends: ***dividends were not paid;***
in case when the declared dividends on the Issuer's shares are not paid or paid partially - reasons of nonpayment of the declared dividends: ***dividends were not paid;***
other nformation on the declared and/or paid dividends on the Issuer's shares, specified at the Issuer's own discretion: none.

<u>2007</u>
1 quarter of 2007
Shares category, or type for preference shares: ***ordinaryregistered book-entry shares;***
amount of declared (accrued) dividends on the Issuer's shares of every category (type) with respect to one share: ***0.018955 RUB per one ordinary share of SC Kuzbassenergo;***
in aggregate for all shares of one category (type): ***11,489,834.829 RUB;***
designation of the Issuer management body that made the decision (that declared) with respect to the payment of dividents on the Issuer's shares: ***annual General Meeting of Shareholders of SC Kuzbassenergo;***
date of meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends, date and number of protocol of the meeting (session) of the Issuer management body when decision was made on the payment (declaration) of dividends: ***on the results of 1 quarter of 2007 the annual General Meeting of Shareholders of SC Kuzbassenergo made the decision: "Pay dividends on ordinary shares of SC Kuzbassenergo on the results of 1 quarter of 2007 in the amount of 0.018955 RUB per one ordinary share of the Company in monetary form within 60 days since the date of the decision" (protocol No. 17 as of 06.06.2007).;***
period provided for the payment of declared dividends on the Issuer's shares: ***60 days since the date of the decision;***
form and other conditions of payment of declared dividends on the Issuer's shares: ***monetary form;***
Accounting period (year, quarter) for which the declared dividends on the Issuer's shares are (were) paid: ***1 quarter of 2007;***
total amount of dividends paid on all Issuer's shares of one category (type) for every ecaaounting period, for which decision was made with respect to payment (declaration) of dividends: ***11,489,834.829 руб;***
in case when the declared dividends on the Issuer's shares are not paid or paid partially - reasons of nonpayment of the declared dividends: ***divídents paid not completely since there is no information on bank details in the register of holders of refistered shares by acquisition of dividends in the non-cash form;***
other nformation on the declared and/or paid dividends on the Issuer's shares, specified at the Issuer's own discretion: none.
SC Kuzbassenergo did not issue bonds.

10.10. Other Information

Not provided.

AUDITOR'S REPORT
to the shareholders of OAO Kuzbassenergo
On the separate 2004 Financial Statements
of Open Joint-Stock Company Kuzbassenergo

AUDITOR'S REPORT

On the 2004 Financial Statements of Open Joint-Stock Company Kuzbassenergo

The 2004 Financial Statements of OAO KUZBASSENERGO (hereinafter referred to as the Company) were audited by ZAO BDO Unicon under the agreement of 11.08.2004 No. 10206-01-266/04 concluded based on the Resolution of the General Meeting of the Shareholders of the Company on approval of ZAO BDO Unicon as the official auditor (minutes of 24.06.2004 No. 12).

ZAO BDO Unicon Details

ZAO BDO Unicon was registered by the Inspectorate of the Ministry of Taxation of the Russian Federation No. 26 of the Southern Administrative District of Moscow.
Certificate on entry to the Uniform State Register of Legal Entities of 28.07.2004 series 77 No. 006984097, basic state registration number 1037739271701.
Postal address: 125, Varshavskoye Highway, Moscow, 117545
Phone: (095) 797 5665, 319 6636
Phone/fax: (095) 319 5909
E-mail: reception@bdo.ru
Web: www.bdo.ru
General Director — Dubinsky Andrey Yurjevich
ZAO BDO Unicon has license of 25.06.2002 No. E 000547 for auditing issued by the Ministry of Finance of the Russian Federation, valid till June 24, 2007.
ZAO BDO Unicon is an independent national auditing company that is a member of international BDO network.
ZAO BDO Unicon is a full member of professional auditing union Institute of Professional Auditors accredited to the Ministry of Finance of the Russian Federation according to the Order of 16.07.2002 No. 145.
The Auditor's Report is signed by the Deputy General Director Khailo Zoe Alekseevna authorized by the Power of Attorney of 13.01.2005 *No. 2.*
The audit of the Company was managed by the Auditor Krupnova Helena Pavlovna, Audit Director.

OAO KUZBASSENERGO Details

OAO Kuzbassenergo is registered by the State Registration and Licensing Direction of Kemerovo Administration, registration certificate of 25.07.96 No. 3225, series KE-401 370.

Legal (postal) address of the Company: 30, Kuznetsky avenue, GSP-2, Kemerovo, 650620, Russian Federation.

The Company has the following branches:

No.	Item	Location
1.	Tom-Usinsk State District Power Station block	652880, Kemerovo region, Mysky-5
2.	Belovo State District Power Station	652644, Kemerovo region, Insky settlement
3.	South Kuzbass State District Power Station	652812, Kemerovo region, Kaltan, 20, Komsomolskaja str.
4.	Western-Siberian Heat Power Station	654040, Kemerovo region, Novokuznetsk-40
5.	Kuznetsk Heat Power Station	654034, Kemerovo region, Novokuznetsk-34
6.	Kemerovo State District Power Station	650000, Kemerovo, 17, Stantsionnaya str.
y	Novo-Kemerovskaya Heat Power Station	650021, Kemerovo-21, Predzavodskoy settlement
8.	Kemerovo Heat Power Station	650001, Kemerovo-1
9.	Severnye Electricheskie Seti (Northern Electric Networks)	650000, Kemerovo, 11, Ostrovskogo str.
10.	Vostochnye Electricheskie Seti (Eastern Electric Networks)	650025, Kemerovo, 11A, Sarygina str.
11.	Tsentralnye Electricheskie Seti (Central Electric Networks)	652644, Kemerovo region, Belovo, Insky settlement, 35, Fasadnaya str.
12.	Yuzhnye Electricheskie Seti (Southern Electric Networks)	654005, Kemerovo region, r. Novokuznetsk, 43, Stroitelei avenue
13.	Magistralnye Electricheskie Seti (Main Electric Networks)	650000, Kemerovo, 30, Kuznetsky avenue
14.	Heat Network Directorate	650070, Kemerovo, 10, Svobody str.
15.	Company Energosbyt	650036, Kemerovo, 90/4, Lenina avenue
16.	Directorate of Petrovsk Heat Power Station	650000, Kemerovo, 30, Kuznetsky avenue
17.	Kuzbassenergosvyaz	650000, Kemerovo, 30, Kuznetsky avenue
18.	Moscow Representative Office	117261, Moscow, 70/11, Leninsky avenue

Types of activities of the Company:

- production, transfer, distribution and sale of electrical and heat energy;
- other types of activity related to operation of power system and infrastructure facilities.

The Company has the following licenses:

- License of 21.12.2004 No. 00-ЭЭ-004012 (Э) for power system operation activities. Valid till 21.12.2009;
- License of 07.12.2004 *No.* 39-ЭТ-001112 (K) for heat networks operation activities. Valid till 07.12.2009;
- License of 26.12.95 series A 000089 No. 3668 for assignment of local and intraareal telephone connection. Valid till 01.01.2007.

1. We have audited the accompanying 2004 Financial Statements on 65 pages:

- Balance sheet (form No. 1) - 6 pages;
- Income Statement (form No. 2) —3 pages;
- Statement of Changes in Equity (form No. 3) —3 pages;
- Cash Flow Statement (form No. 4) —3 pages;
- Appendix to the Balance Sheet (form No. 5) —6 pages;
- Explanatory notes — 44 pages.

These statements are prepared by the management of the Company according to the standards specified by the Federal Law of 21.11.1996 No. 129-FZ "On accounting" (as subsequently amended and revised), Accounting Regulations, Order of the Ministry of Finance of the Russian Federation of 22.07.2003 No. 67n "On forms of the Financial Statements of Entities" and other standard acts of the Russian Federation regulating accounting and preparation of the Financial Statements.

The Chief Executive Officer of the Company, Mr. Sergey Nikolaevich Mikhailov, is responsible for accounting procedure organization, compliance of the business transactions with the legislation of the Russian Federation.

The Chief Accountant of the Company, Ms. Alevtina Nikolaevna Ryumova, is responsible for establishing of the accounting principles, accounting, and timely submission of complete and reliable Financial Statements.

Our responsibility as auditors is to express our opinion in all material respects on these Financial Statements and on whether the accounting is conducted in accordance with the Russian legislation. The purpose of our audit is to express our opinion on full compliance of the Company's transactions with the legislation of the Russian Federation and assessment of the Company's management performance efficiency.

Our opinion can not be considered by the recipient as expression of confidence in continuity of the Company's operations in future.

2. We conducted our audit in accordance with the Federal Law of 07.08.2001 No. 119-FZ "On auditing", Federal Auditing Standards approved by the Resolution of the Government of the Russian Federation of 23.09.2002 No. 696 (as subsequently amended and revised), other standard acts regulating auditing and other company standards and methods of audit.

We conduct our audit in accordance with the internal standards of accredited professional auditing union Institute of Professional Auditors. Our audit was planned and performed to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. Audit includes examining, on a test basis, of evidence supporting the amounts and disclosures in the Financial Statements, assessing compliance with accounting principles and rules of Financial Statements preparation, evaluating significant estimates made by the management of the Company and the presentation of the Financial Statements.

We believe that our audit provides a reasonable basis for our opinion on reliability of these Financial Statements and on whether the accounting is conducted in accordance with the Russian legislation.

During our audit we revealed that the Company does not create the provision for devaluation of the securities related to investments into its subsidiaries which are involved into proceedings in bankruptcy. This resulted in overstating of line 140 "Long-term financial investments" as of January 1, 2004 and December 31, 2004 to the amount of 155,296 thousand rubles.

3. In our opinion, save the affect of the circumstances specified above, the Financial Statements of the Company have been properly prepared to present, in all material respects, the financial position as of December 31, 2004 and financial performance for the period from January 1 up to December 31, 2004 inclusive.
4. Without qualifying the results of our audit, we draw your attention to the information in the Explanatory Notes to the Financial Statements in the section "Disclosure of the Material Indicators in the Statements. Surplus capital":

   As of January 1, 2004 the amount of the surplus capital was overstated by 2,200,161 thousand rubles, and retained earnings, accordingly, were understated by such amount due to inclusion of the amounts related to free acquired valuables and accumulation fund for start-up fixed assets created in the prior years into the surplus capital according to the current standard documents. According to the inventory of December 31, 2004 such error was eliminated.

March 3, 2005

Deputy General Director Z. A. Khailo

certificate of competence No.012121 for general audit issued by the Ministry of Finance of the Russian Federation. Issued according to the Resolution of the Central Attestation and Licensing Auditing Committee of the Ministry of Finance of the Russian Federation of 25.04.96. Prolonged since 28.03.2002 for indefinite period (minutes No. 104 of Central Attestation and Licensing Auditing Committee of the Ministry of Finance of the Russian Federation).

Auditor E. P. Krupnova
certificate of competence No.K017659 for general audit issued by the Ministry of Finance of the Russian Federation. Issued according to the Resolution of the Central Attestation and Licensing Auditing Committee of the Ministry of Finance of the Russian Federation of 25.07.98. Prolonged since 05.08.2004 for indefinite period (minutes No. 57 of Central Attestation and Licensing Auditing Committee of the Ministry of Finance of the Russian Federation).

71 pages stitched in total

Appendix
to the Order of the Russian Federation
Ministry of Finance
of July 22, 2003 N 67 n

BALANCE SHEET

(without subsidiaries)

as of December 31, 2004

	CODES
Form No.1 in OKUD	0710001
Date [year, month, day]	2004 12 31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF/OKFS	47\41
OKEI	384

Company **OAO Kuzbassenergo**
Taxpayer identification number
Type of activity industry
Business form \ form of ownership **joint-stock**
Unit RUB '000
Location (address) Kemerovo, 30, Kuznetsky avenue

Date of approval	
Date of delivery	February 24, 2005

ASSET	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
I. NONCURRENT ASSETS				
Intangible assets		110	3	3
including:				
rights for patents, programs, trade marks (service marks), other rights and assets similar to enumerated		111	3	3
organization expenses		112		
goodwill		113		
other types of intangible assets		114		
R&D results		115		
Fixed assets		120	24,799,990	24,174,166
including:				
land plots and natural resources		121	571,066	566,418
buildings, machinery and equipment, constructions		122	24,177,095	23,564,210
other types of fixed assets		123	51,829	43,538
Construction in progress		130	1,508,667	1,662,284
including:				
equipment to be installed		*13001*	175,744	163,131
investments into noncurrent assets		*13002*	1,332,923	1,499,153
Income-bearing investments in tangible assets		135	10	8
including:				
property for leasing		136	10	8
rental property		137		
Long-term financial investments		140	207,134	484,581
including:				
investments in subsidiaries		141	206,477	483,924
investments in associates		142		
investments in other entities		143	657	657
loans provided to companies for a period over 12 months		144	-	
Other long-term financial investments		145	-	52 487

FOR INTEGRATED STATEMENTS				
Goodwill of subsidiaries		146		
Assessment of the head office participation in associate		147		
Deferred tax assets		148	422,358	527,682
Other noncurrent assets		150		
TOTAL for section I		190	26,938,162	26,848,724

ASSET	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
II. CURRENT ASSETS				
Inventories		210	1,199,756	1,162,236
including:				
raw materials and other inventories		211	1,112,373	1,124,797
including:				
fuel oil		*21101*	62,963	61,187
coal		*21102*	563,794	605,173
diesel fuel		*21103*		
other process fuel		*21104*		
repair parts		*21105*	153,922	135,666
other materials		*21107*	331,694	322,771
livestock		212		
work in progress		213	865	
finished goods and goods for resale		214	2,523	2,297
goods dispatched		215	3,064	2,659
deferrals		216	80,931	32,483
other inventories and expenses		217		
Value added tax on purchased valuables		220	912,987	685,019
including:				
VAT for sales of electrical energy through Federal National Wholesale Electric Power Market		*22001*	90,498	88,819
Accounts receivable (payments expected within more than 12 months after the reporting date)		230	1,274,740	1,269,457
including:				
buyers and customers		231	515,197	441,634
including:				
financed from the federal budget		*23101*		
financed from the budgets of the Russian Federation subjects		*23102*		
financed from the local budgets		*23103*		
other buyers and customers		*23104*	515,197	441,634
bills receivable		232	672 938	672,938
debts of subsidiaries and associates		233		76,797
advances issued		234	713	713
other receivables		235	85,892	77,375
Accounts receivable (payments expected within 12 months after the reporting date)		240	3,466,642	2,456,687
including:				
buyers and customers		241	1,591,663	1,115,042
including:				
power sales through Federal National Wholesale Electric Power Market inside the group		*24101*		
agents in sale of electrical and heat energy		*24102*		
companies financed from the federal budget		*24103*	16,626	11,991
companies financed from the budgets of the Russian Federation subjects		*24104*	3,699	2,938
companies financed from the local budgets		*24105*	254,234	18,483
other consumers of electrical and heat energy		*24106*	1,275,014	1,018,934
subscription payables		*24107*		
other buyers and customers		*24108*	42,120	698,471
bills receivable		242		
debts of subsidiaries and associates		243	695,033	698,471

outstanding shareholders' contributions to authorized capital		244		
advances issued		245	274,828	175,628
including:				
to suppliers of electrical and heat energy		*24501*	58,800	5,800
to suppliers of fuel		*24502*	65,203	35,011
to suppliers of materials		*24503*	26,276	17,362
to construction companies		*24504*	4,444	15,533
to maintenance companies		*24505*	6,675	8,952
to suppliers of services		*24506*	22,841	60,828

ASSET	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
other advances issued		*24507*	90,589	32,142
other receivables		246	905,118	467,546
including:				
fines, penalties under contracts		*24601*		
tax overpayment into the federal budget		*24602*	2	37,648
tax overpayment into the budgets of the Russian Federation subjects		*24603*	260,152	154,423
tax overpayment into the local budgets		*24604*	159,775	81,692
overpayment to state off-budget funds		*24605*	3,207	2,781
payables to RAO UES of Russia for engineering services		*24607*		
receivables from RAO UES of Russia for engineering services		*24608*		
payables to RAO UES of Russia for EAD		*24609*		
receivables from RAO UES of Russia for EAD		*24610*		
other receivables		*24611*	481,982	191,002
Short-term financial investments		250	5,421	29,340
including:				
loans provided to other companies for a period of up to 12 months		251		
other short-term financial investments		253	5,421	29,340
Cash assets		260	62,187	262,702
including:				
cash		261	271	296
settlement accounts		262	61,420	261,992
currency accounts		263		
other cash assets		264	496	414
including:				
special accounts in banks		*26401*	276	293
monetary instruments		*26402*	20	121
transfers in transit		*26403*	200	
Other current assets		270	-	-
including:				
current in-house settlements		*27002*	-	
construction in-house settlements		*27003*	-	
EAD in-house settlements		*27004*		-
in-house settlements for objects protection estimates		*27006*	-	-
VAT in-house settlements		*27007*		
other current assets		*27005*		
TOTAL for section II		290	6,921,733	5,865,441
Balance		300	33,859,895	32,714,165

LIABILITY	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
III. EQUITY AND PROVISIONS				
Authorized capital		410	606,164	606,164
including:				
preference shares		*41001*		
ordinary shares		*41002*	606,164	606,164
Stock redeemed from shareholders		415		
Surplus capital		420	24,557,347	22,236,879
Allocated property settlements		423		
Capital reserves		430	16,818	16,858
including:				
reserves and provisions arose in accordance with legislation		431	16,818	16,858
reserves and provisions arose in accordance with constituent documents		432		
Target financing		450		
Retained earnings for the prior years		460	563,213	1,655,553
Uncovered losses for the prior years		465		-
Retained earnings of the reporting year		470	-	
Uncovered losses of the reporting year		475	-	(390,580)
TOTAL for section III		490	25,743,542	24,124,874
FOR INTEGRATED STATEMENTS			-	
Goodwill of subsidiaries		495		
Minority interest		500		
IV. LONG-TERM LIABILITIES				
Loans and credits		510	3,000	-
including:				
bank loans due within more than 12 months after the reporting date		511		
loans due within more than 12 months after the reporting date		512	3,000	
Deferred tax liabilities		515	360,047	662,925
Other long-term liabilities		520	1,905,431	2,956,215
including:				
accounts payable of suppliers and contractors		52001	1,343,020	1,512,885
accounts payable to social funds		52002	146,933	383,790
including:				
To the Russian Federation pension fund		*52003*	81,597	35,982
To the obligatory medical insurance fund		*52004*		
To the employment fund		*52005*		
To the social security fund		*52006*		
for fines and penalties to state off-budget funds		*52007*	65,336	347,808
accounts payable to budget (restructured taxes)		52008	415,478	1,059,540
including:				
to federal budget		*52009*	412,236	1,021,326
to Russian Federation subjects budgets		*52010*	2,243	22,287
to local budgets		*52011*	999	15,927
accounts payable in respect of the income tax based on transition period		52020	-	-
including:				
to federal budget		*52021*		
to Russian Federation subjects budgets		*52022*		

to local budgets		*52023*		
other long-term liabilities		52012		
TOTAL for section IV		590	2,268,478	3,619,140
V. CURRENT LIABILITIES				
Loans and credits		610	2,109,851	2,445,505
including:				
bank loans due within 12 months after the reporting date		611	1,555,161	1,671,535
loans due within 12 months after the reporting date		612	554,690	773,970

LIABILITY	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
Accounts payable		620	3,677,710	2,259,489
including:				
suppliers and contractors		621	1,171,418	586,986
including:				
to suppliers of electric energy through Federal National Wholesale Electric Power Market		*62101*	162,903	165,709
to other suppliers of electrical and heat energy		*62102*	9	16
to suppliers of gas		*62103*	35,137	65,954
to suppliers of fuel oil		*62104*	2,502	117
to suppliers of coal		*62105*	170,003	132,993
to suppliers of other fuel		*62112*		
to construction companies		*62106*	146,585	67,777
to maintenance companies		*62107*	103,019	17,378
for subscription fee to RAO UES of Russia		*62108*	371,627	60,000
payables to Rosenergoatom		*62110*	1,075	1,878
payables to nuclear power plant		*62111*		
to other suppliers and contractors		*62109*	178,558	75,164
for subscription fee to Central Dispatch Administration of the Unified Energy System of Russia		*62113*		
for subscription fee to OAO Federal Network Company		*62114*		
bills payable		622	972,822	425,488
payables to subsidiaries and associates		623	81,327	30,053
salaries payable		624	66,846	44,278
including:				
current		*62401*	66,846	44,278
outstanding		*62402*		
payable to state off-budget funds		625	74,032	50,177
including:				
To the Russian Federation pension fund		*62501*	62,299	37,213
To the obligatory medical insurance fund		*62502*	3,138	124
To the employment fund		*62503*		
To the social security fund		*62504*	559	82
related to fines and penalties to state off-budget funds		*62505*	8,036	12 758
tax and charges liabilities		626	648,906	415,795
payables to budget, current		62610	616,258	415,795
including:				
to federal budget		*62601*	385,484	209,009
to Russian Federation subjects budgets		*62602*	177,616	124,276
to local budgets		*62603*	53,158	82,510
payables to budget on income tax on the basis of transition period		*62620*	32,648	-
including:				
to federal budget		*62621*	10,202	
to Russian Federation subjects budgets		*62622*	19,725	
to local budgets		*62623*	2,721	
advances received		627	112,769	271,724
including:				
from consumers of electric energy through Federal National Wholesale Electric Power Market		*62701*		

from other consumers of electrical and heat energy		*62702*	110,483	267,810
other received advances		*62703*	2,286	3,914
other payables		628	549,590	434,988
including:				
VAT in unpaid products		*62801*	524,544	431,421
payables to off-budget R&D fund		*62802*		
payables to RAO UES of Russia for engineering services		*62804*		
receivables from RAO UES of Russia for engineering services		*62805*		
payables to RAO UES of Russia for EAD		*62806*		
receivables from RAO UES of Russia for EAD		*62807*		
other payables		*62808*	25,046	3,567

LIABILITY	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
Payables to members (founders) related to income		630	141	141
Deferred income		640	60,173	256,016
Provisions for future expenses and payments		650		
Other current liabilities		660	-	-
including:				
current in-house settlements		*66002*		
construction in-house settlements		*66003*		
EAD in-house settlements		*66004*		
in-house settlements for objects protection estimates		*66006*	-	
VAT in-house settlements		*66007*		
other current liabilities		*66005*		
TOTAL for section V		690	5,847,875	4,970,151
BALANCE		700	33,859,895	32,714,165

Reference to items accounted on off-balance accounts

ASSET	Note	Code	At the beginning of the reporting year	At the end of the reporting year
Leased fixed assets		910	26,369	6,595
including by leasing		911	7,438	
Inventory holdings accepted for custody		920	41,432	8,703
Materials accepted for processing		925		
Goods on commission		930		
Equipment accepted for assembly		935		
Bad debts of insolvent debtors written off to losses		940	93,533	555,882
Security of liabilities and payments received		950	240,032	183,951
Security of liabilities and payments issued		960	1,665,978	1,127,560
Accumulated depreciation		970	1,830	1,370
Depreciation of auxiliary engineering facilities and other similar items		980		
Registered forms		990		36
Fixed assets granted on lease		992		
Intangible assets obtained for use		995		

Chief Executive Officer S. N. Mikhailov

Chief Accountant A. N. Ryumova

24.02.2005

Income Statement
Form No.2

as of December 31, 2004

	CODES
	0710002
Date (year, month, day)	2004 | 12 | 31
OKPO	105 638
TIN	4200000333 420501001
OKVED	40.10.11
OKOPF/OKFS	47 | 41 |
OKEI	384

DESPATCHED PRODUCTS TABLE

Company OAO Kuzbassenergo

Taxpayer identification number

Type of activity - industry

Business form / form of ownership-joint-stock

Unit:........RUB '000...............................

Address: Kemerovo, 30 Kuznetsky avenue

Item	Note	Code line	For dispatched products: For reporting period	For similar period of the prior year
1	A	2	3	4
1.Income and expenses on ordinary activities				
Proceeds (net) from sale of goods, products, works, services (less VAT, excise tax and other similar mandatory payments), ...	3.13	010	16,704,631	16,993,144
including from sales:				
of electric energy to domestic customers		011	12,612,924	13,306,092
export of electric energy		012	-	-
of heat energy...		013	3,497,399	3,180,396
subscription fee (for RAO UES of Russia)... ...		014	-	-
other commercial goods, products, works, services		015	584,911	454,082
other non-commercial goods, products, works, services		016	9,397	52,574
Cost of goods, products, works, services sold		**020**	**(14,825,003)**	**(15,325,761)**
including sold:				
electric energy to domestic customers		021	(11,443,017)	(12,049,157)
electric energy for export		022	-	-
heat energy... ...		023	(3,016,604)	(2,887,406)
subscription fee (for RAO UES of Russia)		024	-	-
other commercial goods, products, works, services		025	(356,871)	(330,484)
other non-commercial goods, products, works, services		026	(8,511)	(58,714)
Gross profit (010 - 020)		**029**	**1,879,628**	**1,667,383**
Selling expenses		030	(941)	(19,235)
Administrative expenses		040	(7 379)	(7 234)
Profit (loss) from sales (lines 010 - 020 - 030 - 040)		**050**	**1,878,687**	**1,648,148**
II. Other income and costs				
Interest receivable...........	2.13	060	922	533
Interest payable...		070	(199,188)	(265,194)
Income from participation in other companies..	2.13	080	2,659	
Other operating income.	3.14	090	1,153,455	2,686,164
Other operating expenses	3.14	100	(1,643,627)	(2,858,157)
Non-operating income...	3.15	120	185,393	116,376
Non-operating expenses...	3.15	130	(1,568,712)	(830,462)
Profit (loss) before tax (lines 050 + 060 -070 + 080 + 090 -100 +120- 130)		**140**	**(190,411)**	**(497,408)**
Deferred tax assets		143	105,765	106,879
Deferred tax liabilities		144	(169,196)	(148,212)
Current income tax		145	(291,178)	(323,629)
Other similar obligatory payments		146	156,457	(132,759)
Income tax and other similar obligatory payments		**150**	**198,152**	**(497,721)**
Profit (loss) from operations (lines 140 - 150)......		**160**	**388,563**	**(313)**
III. Extraordinary income and expenses.				
Extraordinary income...	3.17	170	9,262	4,856

Extraordinary expenses	3.17	180	(11,279)	(3,753)
FOR INTEGRATED STATEMENTS				
Capitalized income (loss)		184	-	-
Minority interest		185	-	-
Net profit (retained earnings (loss) of the reporting year (lines160+170-180+184)		**19010**	**390,580**	**(790)**
FOR REFERENCE				
Constant tax liabilities (assets).		200	368,144	212,683

Only for annual Financial Statements

Item	**Note**	**Code lines**	**For reporting period**	**For similar period of the prior year**
1	**A**	**2**	**3**	**4**
FOR REFERENCE.				
Basic Profit (loss) per share		201	0.0	0.00
Diluted Profit (loss) per share	**3.22**	202	0.0	0.00

BREAKDOWN OF SPECIFIC INCOME AND LOSS

Item	**Note**	**Code lines**	**For reporting period**	**For similar period of the prior year**
1	**A**	**2**	**3**	**4**
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on their recovery				
profit		210	7,452	783
loss		211	2,965	4,359
Profit (loss) for the prior years profit		220	126,782	50,032
loss		221	6,818	26,572



Compensation of damages caused by defaulted obligations or improperly fulfilled obligations profit		230	-	-
loss		231	-	-
Exchange differences on foreign currency transactions profit		240	-	1
loss		241	5	29
Allocation to revaluation provisions loss		250	-	-
Written off past due accounts receivable and accounts payable with expired limitation period profit		260	9,448	31,290
loss		261	393,414	25,668

Chief Executive Officer S.N.Mikhailov
Chief Accountant A.N.Ryumova

as December 31, 2004

Breakdown of Form No.2 "Income Statement" according to internal standard of RAO UES of Russia

For dispatched products

Item		Code line	For reporting period	For similar period of the prior year
1		2	3	4
Interest payable		**070**	**199,188**	**265,194**
including:				
Interest on credits, loans		07003	165,180	229,185
Other Interest payable (interest on bills, bonds and so on)		07004	34,008	36,009
Other operating income	2.13	**090**	**1,153,455**	**2,686,164**
including:				
From sales of fixed assets, except apartments	2.5	09001	51,200	13,154
From sales of apartments		09002	4,971	45,675
From sales of inventories		09003	202,550	225,244
From exchange differences		09004	-	-
From sales of intangible assets		09005	-	-
From sales of securities		09006	797,786	2,089,654
From sales of other assets		09007	9,228	114,201
Other operating income		**09010**	**87,720**	**198,236**
			87,720	198,236
			-	-
			-	-
			-	-
			-	-
			-	-
Other operating expenses		**100**	**1,643,627**	**2,858,157**
including:				
From sales of fixed assets, except apartments	2.5	10001	39,883	29,481
From sales of apartments		10002	5,399	60,300
From sales of inventories		10003	200,180	222,680
From exchange differences		10004	-	-
From sales of intangible assets		10005	-	-
From sales of securities		10006	795,014	2,094,406
From sales of other assets		10007	12,477	114,201
Police tax		10011		480
Property tax		10012	343,066	98,813
Motor car resale tax		10013		5
Premises cleaning tax		10014		21,469
Advertising tax		10015	10	48
Additional payment to budget in respect of income tax		10016	-	-
Securities transaction tax		**10026**		200
Fee for name "Russia"		**10028**	-	-
Other taxes		10017		15,272
Bank services		10018	12,662	14,557
Suspended facilities maintenance		10019	2,179	1,944
Canceled manufacturing orders		10020	-	-
Production costs without results		10021	2,092	-
Securities support expenses		10022		
Provision for doubtful accounts		**10024**	200,000	146,300

Provision for devaluation of investments		**10025**	-	-
Provision for reduction of inventory value		**10029**	-	-
Provision for liquidation		**10030**	-	-
Provision for other contingent liabilities		**10031**	-	-
Retirement of assets without income	2.5	10032	24,551	15,562
VAT for free transferred property		10033	-	-
Transfer of property to public property		10034	6,086	22,473
Other operating expenses		**10023**	**28**	**166**
			28	166
			-	-
			-	-
			-	-
			-	-
			-	-
Non-operating income, including :	2.13	**120**	**185,393**	**116,376**
Profit of 2003, revealed in the reporting period		12001	11,867	-
Profit of 2002, revealed in the reporting period		12002	214	10,372
Profit of 2001, revealed in the reporting period		12003	112,980	37,874
Profit till 01.01.2001, revealed in the reporting period		12004	1,721	1,786
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on their recovery		12005	7,452	783
Accounts payable of more than three years		12008	9,448	31,290
Exchange differences		12009		1
Property in excess based on inventory		12010	18,942	17,731
Free received assets, except fixed assets and intangible assets		12011	52	1,711
Income from free received fixed assets, determined according to the established procedure	2.5	12012	1,816	1,836
Amount differences		12013	5	96
Other non-operating income		**12014**	**20,896**	**12,896**
			20,896	12,896
			-	-
			-	-
			-	-
			-	-

			-	-
Non-operating expenses, including :		130	1,568,712	830,462
Loss of 2003 revealed in the reporting period		13001	2,874	-
Loss of 2002 revealed in the reporting period		13002	3,649	37,968
Loss of 2001 revealed in the reporting period		13003	239	21,161
Loss till 2001 revealed in the reporting period		13004	56	67,443
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on their recovery		13005	2,965	4,359
State duties under agreements		13007	636	561
Liabilities of more than three years		13008	393,414	25,668
Exchange differences		13009	5	29
Legal costs		13010	10	40
Amount differences		13011	173	13
Theft, shortage		13021	31	5,379
Write-off of inventories in excess of rates of natural loss		13022	3	4
Execution costs		13024	-	-
Social support out of profit		13026	682	582
Payment for apartments of personnel		13027	1,192	2,200
Expenses for sports events		**13030**	784	1,192
Expenses for social activities		**13031**	2,682	5,746
Expenses for charity		**13032**	6,269	23,185
Other non-operating expenses		**13029**	**1,153,048**	**634,932**
			1,153,048	634,932
			-	-
			-	-
			-	-
			-	-
			-	-
Income tax and other similar obligatory payments		**150**	**198,152**	**497,721**
including:				
Income tax and other similar payments		15001	(46,183)	(119,619)
Income tax on the basis of transition period		**15005**	32,648	32,660
Constant tax liabilities		15006	368,144	212,683
Write-off of Deferred tax liabilities		15007	(86)	-
Write-off of Deferred tax assets		15008	441	-
Fines of Inspectorate of the Ministry of Taxation ,		**15010**	**(685)**	**31,218**
including:				
for income tax		15011	489	2,513
for VAT		15012	(2,115)	3,082
for property tax		15013	39	12
for other taxes		15014	902	25,611
Penalties of Inspectorate of the Ministry of Taxation		**15020**	**(27,673)**	**105,863**
including:				
for income tax		15021	2,471	2,854
for VAT		15022	(34,326)	68,465
for property tax		15023	338	1,587
for other taxes		15024	3,844	32,957
Penalties of State Tax Inspectorate restructured (recognized in the reporting period)		**15050**	**5**	-
including:				
for income tax		15051		-
for VAT		15052		-
for property tax		15053	5	-
for other taxes		15054		
Fines to state off-budget funds,		**15030**	**19**	**53**
including:				
Russian Federation pension fund		15031	8	36
Social security fund		15032	11	10
Obligatory medical insurance fund		15033	-	6
Employment fund		15034	-	1
Penalties to state off-budget funds,		**15040**	**(12)**	**1,993**
including:				
Russian Federation pension fund		15041	(182)	1,638
Social security fund		15042	184	114
Obligatory medical insurance fund		15043	(14)	200

Employment fund		15044	-	41
Penalties to state off-budget funds, restructured (recognized in the reporting period)		**15060**	**2,403**	**4,047**
including:				
Russian Federation pension fund		15061	3,327	3,771
Social security fund		15062		
Obligatory medical insurance fund		15063		4
Employment fund		15064	(924)	269
Other obligatory payments		**15045**	**(130,869)**	**(10,417)**
Profit related to write-off of restructured tax penalties		15070		
			-	-
			-	-
Extraordinary income…	3.17	**170**	**9,262**	**4,856**
amounts of insurance compensation		17031	9,249	4,837
cost of inventory holdings after write-off due to		17032	13	19
other extraordinary income		17033	-	-
Extraordinary expenses…	3.17	**180**	**11,279**	**3,753**
cost of lost inventory holdings		18001	-	73
loss from write-off due to extraordinary circumstances		18002	5,223	3,680
other extraordinary expenses		18005	6,056	
			-	-
			-	-

Chief Executive Officer S.N.Mikhailov

Chief Accountant A.N.Ryumova

STATEMENT ON CHANGES IN EQUITY

for 2004

	CODES
Form No. 3 in OKUD	0710003
Date (year, month, day)	2004 12 31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF /OKFS	47/41
OKEI	384

Company ....OAO Kuzbassenergo..................................

Taxpayer identification number

Type of activity.........industry.......................................

Business form/form...

of ownership.............joint-stock ....

Unit: ....RUB '000 ....

Address: Kemerovo, 30 Kuznetsky avenue

without subsidiaries

I. Change in equity

Indicator item	Code	Authorized capital	Surplus capital	Capital reserves	Retained earnings (uncovered losses)	Total
1	2	3	4	5	6	7
Balance as of 31 December of the year preceding the prior year	010	606,164	19,781,299	16,818	374,682	20,778,963
2003 (prior year) Change in accounting principles	011	x	x	x		-
Revaluation of fixed assets	012	x	3,892,502	x	(284)	3,892,218
Change in accounting principles	013	x			148,981	148,981
Balance as of January 1 of the prior year	020	606,164	23,673,801	16,818	523,379	24,820,162
Exchange differences	023	x		x	x	-
Net profit	025	x	x	x	790	790
Dividends	026	x	x	x		

Allocations to capital reserves	030	x	x			
Increase in equity due to:	040	-	-		68,575	68,575
additional share issue	041		x	x	x	-
increased par value of shares	042		x	x	x	-
reorganization of the legal entity	043		x	x		-
other	044				68,575	68,575
						-
Reduction of equity due to:	050	-	(68,579)		(29,243)	(97,822)
reduced par value of shares	051		x	x	x	-
reduced number of shares	052		x	x	x	-
reorganization of the legal entity	053		x	x		-
other	054		(68,579)		(29,243)	(97,822)
Balance as of December 31 of the prior year	060	606,164	23,605,222	16,818	563,501	24,791,705
2004 (reporting year)						
Change in accounting principles	061	x	x	x		-
Revaluation of fixed assets	062	x	952,125	x	(288)	951,837
Change in accounting principles	063	x				
Balance as of January 1 of the reporting year	100	606,164	24,557,347	16,818	563,213	25,743,542
Exchange differences	103	x		x	x	-
Net profit	105	x	x	x	(390,580)	(390,580)
Dividends	106	x	x			
Allocations to capital reserves	110	x	x	40	(40)	-
Increase in equity due to:	120	-	-	-	2,320,452	2,320,452
additional share issue	121		x	x	x	-
increased par value of shares	122		x	x	x	-
reorganization of the legal entity	123		x	x		-
other	124				2,320,452	2,320,452
Reduction of equity due to:	130	-	(2,320,468)		(1,228,072)	(3,548,540)
reduced par value of shares	131		x	x	x	-
reduced number of shares	132		x	x	x	-

reorganization of the legal entity	133		x	x		-
other	134		(2,320,468)		(1,228,072)	(3,548,540)
Balance as of December 31 of the reporting year	140	606,164	22,236,879	16,858	1,264,973	24,124,874

II. PROVISIONS

Indicator item	Code	Balance	Acquired	Used	Balance
1	2	3	4	5	6
Reserves and provisions arose in accordance with legislation:					
data of the prior year	150	16,818			16,818
data of the reporting year	151	16,818	40		16,858
Reserves and provisions arose in accordance with constituent documents:					
data of the prior year	152				-
data of the reporting year	153				-
Evaluation provisions:					
provision for *doubtful accounts*					
data of the prior year	160	189,752	146,300	(189,752)	146,300
data of the reporting year	161	146,300	200,000	(146,300)	200,000
provision for devaluation of investments					
data of the prior year	162				-
data of the reporting year	163		118 619		118 619
provision for liabilities which arise due to recognition of liquidation					
data of the prior year	164				-
data of the reporting year	165				-
provision arose in respect of consequences of conditional operating factors					
data of the prior year	166				-
data of the reporting year	167				-
provision for reduction of inventory value					
data of the prior year	168				-

data of the reporting year	169				-
other					
data of the prior year	170				-
data of the reporting year	171				-
Provisions for future expenses:					
provision for payment of remuneration at the end of the year					
data of the prior year	180				-
data of the reporting year	181				-
provision for vocations (including allocations)					
data of the prior year	182				-
data of the reporting year	183				-
provision for annual remuneration for long service					
data of the prior year	184				-
data of the reporting year	185				-
provision for repair of fixed assets					-
data of the prior year	186		1,699,047	(1,699,047)	-
data of the reporting year	187		1,286,605	(1,286,605)	-
other					
data of the prior year	188				-
data of the reporting year	189				-

References

Indicator item	Code	Balance at the beginning of the year		Balance at the end of the year	
1	2	3		4	
1) Net assets	200	25,803,715		24,389,890	
		From budget		From off-budget funds	
		for reporting year	for prior year	for reporting year	for prior year
		3	4	5	6
2) Received for operational expenses - total	210	-	-	-	-
including:					
for payments to Chernobyl cleanup veterans	211				
	212				
capital investments into noncurrent assets	220	-	-	-	-
including:					
	221				
	222				

Chief Executive Officer _______________ (signature) C.H. Mikhailov

Chief Accountant _______________ (signature) A.H. Ryumova



CASH FLOW STATEMENT

for 2004

without subsidiaries

	CODES
Form No.1 in OKUD	0710004
Date [year, month, day]	2004 12 31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF/OKFS	47\41
OKEI	384

Company **OAO Kuzbassenergo**

Taxpayer identification number

Type of activity industry

Business form \ form of ownership **joint-stock**

Unit RUB '000

Indicator item	code	For reporting year	For the similar period of the prior year
1	2	3	4
Cash balance at the beginning of reporting year	010	61,967	163,869
Cash flows from operating activities			
- Cash from buyers, customers	020	13,553,038	14,065,466
- Currency proceeds	030	1,039	7,191
- Cash related to extraordinary circumstances	040	9,249	4,837
- Cash from accounts inside the company	045	22,274,246	21,053,251
- other income	050	6,376,530	4,816,402
Cash used for:			
- purchased goods, works, services and other current assets	150	(9,644,829)	(11,294,243)
- wages and salaries	160	(1,240,053)	(1,298,611)
- dividends and interest	170	-	(65)
- settlement of taxes and duties	180	(3,095,088)	(2,860,639)
- payments related to extraordinary circumstances	181	(3,140)	-
- payments inside the Company	182	(22,274,246)	(21,053,251)
- social payments	183	(109,694)	(84,944)
- other expenses (payments)	190	(4,317,265)	(2,398,913)
Net cash received from operating activity	200	1,529,787	956,481
Cash flows from investment activities			
Sale of fixed assets and other non-current assets	210	42,489	27,819
Sale of securities and other financial investments	220	233,517	98,301
Dividends received	230	2,500	1,744
Interest received	240	2	45
Repayment of loans provided to other companies	250	500	600
Other proceeds	260	-	-
Acquisition of subsidiaries	280	(60,482)	
Acquisition of fixed assets, income bearing investments in tangible and intangible assets	290	(1,221,409)	(754,955)
Acquisition of securities and other financial investments	300	(270,111)	(338,013
Loans provided to other companies	310	(500)	(600)
Other expenses	320	-	-
Net cash from investment activities	340	(1,273,494)	(965,059)
Cash flows from financial activities			
Proceeds from issue of shares and other equity securities	350	-	-
Proceeds from loans provided to other companies	360	5,696,000	6,063,980
Other income	370	-	-
Repayment of loans, credits (net of interest)	380	-	-
Settlement of financial lease liabilities	400	(5,412)	-
Other expenses	405	(166,267)	(236,324)
Net cash from financial activities	410	(55,679)	(93,324)
Net increase (decrease) of cash and cash equivalents	420	200,614	(101,902)

Cash balance at the end of reporting year	430	262,581	61,967
Effect of exchange differences	440	-	-

Breakdown of lines of Form No. 4 Cash Flow Statement
Integrated statement (without subsidiaries)
for 12 months of 2004

No.	Item	Code	For reporting period	For similar period of prior year
1	Proceeds within the Company	041	22,274,246.00	21,053,251.00
	1.1. from management.		11,478,969.00	10,971,613.00
	1.2. from branches		10,795,277.00	10,081,638.00
	1.3. from subsidiaries		0.00	0.00
	1.4. remittances of the current month		0.00	0.00
	1.5. remittances of the prior month		0.00	0.00
2	Other income (proceeds)	050	6,376,530.00	4,816,402.00
	2 1. proceeds for vouchers		245.00	514.00
	2.2.payment for apartments, kindergarten, hotels		1,736.00	2,094.00
	2.3. for service records, certificates, permits		21.00	14.00
	2.4.repayment of loans and credits by personnel		13,476.00	8,475.00
	2.5.repayment of accountable amounts, alimony, income tax, holiday pay		4,636.00	3,161.00
	2.6.lease		5,727.00	3,204.00
	2.7. social proceeds (from social security fund)		3,628.00	5,696.00
	2.8. services related to OAO "КЭ" bill issue		43.00	37.00
	2.9. refund of excess transferred amounts		18,806.00	605.00
	2. 10. bank interest on cash use		897.00	450.1
	2.11 insurance compensation under insurance agreements		312.00	0.00
	2.12. reparation of damages		203.00	433.00
	2.13.advances received		10,345.00	234,«
	2.14.penalties, fines received		7,074.00	70.00
	2.15. premium for preparation for heating season (City Administration)		0.00	98.00
	2.16. electric energy payment transit operations		5,944,915.00	4,784,676.00
	2.17.refund of excess paid taxes		9,246.00	733.00
	2.18. sale of currency		525.00	0.00
	2.19 other income (proceeds)		354,695.00	5,908.00
3	For payment of dividends, interest	170	0.00	65.00
	3.1 payments to founders		0.00	65.00
	3.2. interest on issued securities		0.00	0.00
	3.3. interest on received loans and credits for operations		0.00	0.00
	Transfer from one account to another within the Company	182	22,274,246.00	21,053,251.00
	4.1. to management:		10,788,984.00	21,053,251.00
	4.2. to branches		11,485,262.00	0.00
	4.3. to subsidiaries		0.00	0.00
	4.4. acquired monetary bills for branches		0.00	0.00
5	Social payments	183	109,694.00	84,944.00
	5.1.material assistance for child birth		717.00	737.00
	5.2.material assistance for marriage registration		257.00	259.00
	5.3.material assistance for funerals		4,941.00	4,496.00
	5.4. voluntary medical insurance of personnel		61,377.00	66,954.00
	5.5.redundancy pay		3,489.00	4,901.00
	5.6. one-time retirement dowries		1,459.00	435.00
	5.7.as agreed between the parties		17,998.00	1,909.00
	5.8.parental benefit for children up to 1 year		5.00	11.00
	5.9. parental benefit for children from 1.5 to 3 years		11.00	0.00
	5.10. sanatorium voucher		13,763.00	710.00
	5.11 New Year gifts for children		252.00	36.00
	5.12.medical services		524.00	0.00
	5.13.other types of social benefits		4,901.00	4,496.00
6	Other expenses (payments)	190	4,317,265.00	2,398,913.00
	6.1. Allocations to state off-budget funds		452,025.00	469,595.00
	6.2.purchase of currency		1,045.00	7,213.00
	6.3.loans to personnel		40,614.00	46,971.00
	6.4. payment of accountable amounts		39,313.00	50,553.00
	6.5 bank services payment		12,312.00	14,272.00
	6.6. charges from wages (alimony, credit)		33,416.00	35,303.00
	6.7.allocations to trade unions		10,107.00	7,090.00
	6.8.charity		5,909.00	19,040.00
	6.9. sponsorship		29,028.00	50,514.00
	6.10 flat incentive bonus		1,753.00	6,980.00
	6.11.payments to non-working pensioners		11,618.00	13,399.00
	6.12. payments under property insurance agreements		26,915.00	78,938.00
	6.13.redemption of OAO "КЭ" bills		1,998,554.00	1,030,491.00
	6.14. funding of state supervision		19,971.00	18,460.00
	6.15.support of energy commissions		22,500.00	28,160.00
	6.16. liability insurance		1,616.00	1,899.00
	6.17.benefits out of social; security fund		6,307.00	9,525.00
	6.18.fines, penalties under agreements		247.00	630.00
	6.19. deposited wages. compensation		15.00	1,660.00
	6.20. energy saving fund		22,446.00	10,500.00

	6.21.transfer in transit		00	200.00
	6 22. social activities		802.00	1,238.00

	6.23. advances issued		1,452,396.00	404,409.00
	6.24. property transfer expenses		997.00	3,174.00
	6.25. recourse claims		202.00	43.00
	6.26.material damage		334.00	2,229.00
	6.27.gifts to the third parties		127.00	0.00
	6.28. payables amortization		0.00	0.00
	6.29.lease		7.00	0.00
	6.30 state duty		2,529.00	2,032.00
	6.31. payment for training (needed for operations)		9,188.00	70.00
	6.32.other payments of wages under writ of execution		10,577.00	233.00
	6.33.court economic examination		0.00	0.00
	6.34. transit operations related to energy payments		82,024.00	71,739.00
	6.35.funding of infant schools		0.00	2,609.00
	6.36.funding of cafeteria		1,953.00	3,132.00
	6.37.other expenses (payments)		20,418.00	6,612.00
7	Proceeds from sales of fixed assets and other current assets	210	42,489.00	27,819.00
	7.1 sale of land plots and natural resources		0.00	0.00
	7.2.sale of fixed assets		42,223.00	27,819.00
	7.3.sale of social and cultural facilities		35.00	0.00
	7 4 advances received		0.00	0.00
	7.5.other proceeds		231.00	0.00
8	Proceeds from sale of securities and other investments	220	233,517.00	98,301.00
	8.1.proceeds from sale of securities		233,517.00	98,301.00
	8.2. proceeds from sale of other investments		0.00	0.00
9	Acquisition of fixed assets, income-bearing investments and tangible assets	290	1,221,409.00	754,955.00
	9.1 acquisition of land plots and natural resources		0.00	4,177.00
	9.2.R&D capital investments		1,731.00	3,229.00
	9.3. expenses for state registration of real estate		9,922.00	0.00
	9.4.acquisition and creation of intangible assets		0.00	89.00
	9.5 costs of fixed assets construction		660,543.00	553,937.00
	9.6.acquisition of separate fixed assets		107,145.00	169,960.00
	9 7.advances granted		325,586.00	23,563.00
	9.8.other investments		116,482.00	0.00
10	Acquisition of securities and other investments	300	270,111.00	338,013.00
	10.1. acquisition of securities		266,684.00	338,013.00
	10.2 acquisition of other investments		3,427.00	0.00
11	Other expenses	320	0.00	0.00
	11.1. interest on received investment credits, loans		0.00	0.00
	11.2.other expenses		0.00	0.00

APPENDIX TO THE BALANCE SHEET

for 2004

	CODES
Form N5 in OKUD	0710005
Date [year, month, day]	2004\12\31
in OKPO	17230282
TIN	7705018828
in OKVED	74.15
OKOPF/OKFS	47\31
OKEI	384

Company

Taxpayer identification number

Type of activity

Business form\form of ownership

Unit RUB '000

without subsidiaries

Intangible assets

Indicator		Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
item	Code				
1	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	4	-	-	4
including:					
of patent holder for invention, production piece, utility model	011	-	-	-	0
of right holder software, databases	012	-	-	-	0
of owner for trade mark and service mark, appellation of origin	014	4	-	-	4
Organization expenses	020	-	-	-	-
Goodwill	030	-	-	-	-
Other	040	-	-	-	-
Total	045	4	-	-	4

Indicator		At the beginning of the reporting year	At the end of the reporting year

item	Code		
1	2	3	4
Amortization of intangible assets - total	050	1	1

Fixed assets

Indicator		Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
item	Code				
1	2	3	4	5	6
Buildings	110	8,887,164	291,171	(222,321)	8,956,014
Constructions and transfer mechanism	111	26,092,637	404,487	(86,461)	26,410,663
Machinery and equipment	112	33,927,102	752,995	(229,047)	34,451,050
Vehicles	113	295,993	14,402	(109,819)	200,576
Manufacturing and household equipment	114	85,170	12,606	(19351)	78,425
Workstock	115	0	0	-	0
Productive livestock	116	0	0		0
Perennial planting	117	341	0		341
Other types of fixed assets	118	4,373	589	(792)	4,170
Land plots and natural resources	119	571,066	40	(4,688)	566,418
Capital investments for basic land improvement	120	0			0
Total	130	69,863,846	1,476,290	(672,479)	70,667,657

Indicator		At the beginning of the reporting year	At the end of the reporting year
item	Code		
1	2	3	4
Fixed assets depreciation - total	140	45,063,856	46,493,491
including: buildings and constructions	141	18,796,59S	21,465,990
machinery, equipment, vehicles	142	26,229,616	24,988,649
other	143	37,642	38,852
Let on lease of fixed assets - total	150	812,663	574,245
including: buildings and constructions	151	439,180	345,835
machinery, equipment, vehicles	152	326,140	202,875
other	153	47,343	25,535
Laid up fixed assets	155	104,684	215,416

Rented fixed assets - total	160	26,369	6,595
including: buildings and constructions	161	25,884	6,290
machinery, equipment, vehicles	162	485	305
other	163	0	0
Fixed assets put into operation and being in the process of state registration	165	39,745	88,385

	Code	At the beginning of the reporting year	At the beginning of the prior year
For reference.	2	3	4
Revaluation of fixed assets:	170	951,837	3,892,218
initial (restoration) value	171	4,039,014	12,086,274
depreciation	172	3,087,177	8,194,056

	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Change of fixed assets value due to completion, re-equipment, reconstruction, partial liquidation	180	1,243,495	1,284,653

Income-bearing investments in tangible assets

Indicator item	Code	Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
Property for leasing	210	-	-	-	0
Property for rent	220	-	-	-	0
Other	230	13	-	-	13
Total	240	13	0	0	13

	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
Amortization of income-bearing investments in inventory	250	3	5

R&D

Types of works item	Code	Availability at the beginning of the reporting year	Acquired	Written off	Availability at the end of the reporting year
1	2	3	4	5	6
Total	310	2,078	10,553	(11,022)	1,609
including:					
development technical documentation	311	1,039		(1,039)	0
	312				
other	313	1,039	10,553	(9,983)	1,609

For reference.	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Total research and development Expenses in progress	320		

	Code	For reporting year	For the similar period of the prior year
	2	3	4

Total unsuccessful research and development Expenses posted to non-operating expenses	330	6,659	5,706

Expenses for natural resources development

Indicator item	Code	Balance at the beginning of the reporting period	Acquired	Written off	Balance at the end of the reporting year
1	2	3	4	5	6
Expenses for natural resources development - total	410	0	0	0	0
including:					
	411	-	-	-	0
	412	-	-	-	0
	413	-	-	-	0

For reference.	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Expenses of natural resources development in progress	420	-	-
Expenses of unsuccessful natural resources development charged to non-operating expenses	430	-	-

Financial investments

Indicator item	Code	Long-term		Short-term	
		At the beginning of the reporting year	At the end of the reporting year	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4	5	6
Investments in share capital of other companies, including - total	510	207,134	484,581	0	0
including subsidiary and associated companies	511	206,477	483,924	-	0
State and municipal securities	515	-	-	-	-
Total securities of other companies - total	520	0	0	5,421	29,340
including debt securities (bonds, bills)	521			5,421	29,340
Loans granted	525	-	-	-	0
Deposits	530	-	-	-	0
Other	535	-	-	-	0
Total	540	207,134	484,581	5,421	29,340
Of the total financial investments carried at market value: investments in share capital of other companies - total	550	0	0	0	0
including subsidiary and associated companies	551	-	-	-	0
State and municipal securities	555	-	-	-	0
securities of other companies - total	560	0	0	0	0
including debt securities (bonds, bills)	561	-	-	-	0
Other	565	-	-	-	0
Total	570	0	0	0	0
For reference. Changes in financial investments carried at market value due to valuation adjustments	580				0

For debt securities - the difference between the historic cost and face value charged to financial result of the reporting year	590				0

Accounts receivable and accounts payable

Indicator: item	Code	Balance at the beginning of the reporting year	Balance at the end of the reporting year
1	2	3	4
Accounts receivable: short-term - total	610	3,466,642	2,456,687
including: receivables from buyers and customers	611	1,591663	1,115,042
advances issued	612	274,828	175,628
other	613	1,600,151	1,166,017
long-term - total	620	1,274,740	1,269,457
including: receivables from buyers and customers	621	515,197	441,634
advances issued	622	713	713
other	623	758,830	827,110
Total	630	4,741,382	3,726,144
Accounts payable: short-term - total	640	5,787,561	4,704,994
including: payables to suppliers and contractors	641	1,171,418	586,986
advances received	642	112,769	271,724
tax settlements	643	648,906	415,795
credits	644	1,555,161	1,671,535
loans	645	554,690	773,970
other	646	1,744,617	984,984
long-term - total	650	1,908,431	2,956,215
including: payables to suppliers and contractors	651	1,343,020	1,512,885
tax settlements	652	415,478	1,059,540
credits	653		
loans	654	3,000	
other	655	146,933	383,790
Total	660	7,695,992	7,661,209

Expenses on ordinary activities (by types of expenses)

Indicator: item	Code	For reporting year	For prior year

1	2	3	4
Materials	710	7,115,885	7,411,789
Wages and salaries	720	1,077,232	1,053,824
Social expenses	730	330,219	337,839
Depreciation	740	1,771,041	1,662,780
Other expenses	750	4,531,567	4,878,764
Total expenses by types	760	14,825,944	15,344,996
Changes in balances (increase [+], decrease [-]):			
work in progress	765	(865)	(4)
deferrals	766	(48,448)	(20,035)
provisions for future expenses	767	-	-

Collateral

Indicator		Balance at the beginning of the reporting year	Balance at the end of the reporting year
item	Code		
1	2	3	4
Received - total	810	240,032	183,951
including: bills	811	240,032	183,951
Pledged property	820	0	0
including: fixed assets	821		
securities and other financial investments	822		
other	823		
Issued - total	830	1,665,978	1,127,560
including: bills	831		160,802
Pledged property	840	1,665,978	966,758
including: fixed assets	841	64,142	
securities and other financial investments	842		
other	843	1,601,836	966,758

Government grants

Indicator		Reporting year		For the similar period of the prior year	
item	Code				
1	2	3		4	
budget funds received in the reporting year - total	910	0		0	
including:	911	26 465		32 342	
	912	-		-	
		At the beginning of the reporting year	received for reporting year	returned for reporting year	At the end of the reporting year
		3	4	5	6

Budget credits - total	920	0	0	0	0
including:	921	-	-	-	-
	922	-	-	-	-



KUZBASS OPEN JOINT-STOCK POWER AND ELECTRIFICATION COMPANY
(OAO KUZBASSENERGO)

Explanatory notes to 2004 Financial Statements

Kemerovo 2005

TABLE OF CONTENTS

1. General Information

Kuzbass open joint-stock power and electrification company (OAO Kuzbassenergo) is involved into:

- generation of electric power and heat energy;
- transmission of electric power and heat energy;
- supply (sales) of electric power and heat energy at the established tariffs in accordance with the operations schedules of electric and heat demands.

renders services:
- sales of electric power to electricity distribution companies;
- communication facilities including telecommunications;

performs:
- capital repairs;
- technical re-equipment;
- reconstruction and development of regional power system;
- assembly, adjustment and repair of energy facilities, electric and heat energy equipment;
- assurance of electric and heat networks operability;
- operation, assembly, repair of boilers and containers under pressure, steam and hot water pipes;
- assurance of energy equipment operability in accordance with the current standard requirements;
- timely and effective repair of energy equipment;
- re-equipment and reconstruction of energetic facilities;
- assurance of electric and heat networks operability;
- operation of electric and heat networks.

OAO Kuzbassenergo was established on the basis of the Resolution of the State Property Committee of Kemerovo oblast of 21.09.93 No. 330 and Resolution of the Kemerovo Administration of 30.12.93 No. 345 on reorganizing the state entity "Production Association for Power and Electrification Kuzbassenergo" into Kuzbass open joint-stock power and electrification company.

OAO Kuzbassenergo was registered on 30.12.1993 at the address: 650099, Kemerovo, 30, Kuznetsky avenue.

OAO Kuzbassenergo has a representative office in Moscow which is not a legal entity acting under the Regulations approved by the Board of Directors of the Company.

The Company also has the following branches:

Tom-Usinsk State District Power Station block;
Vedovsk State District Power Station;
South Kuzbass State District Power Station;
Kemerovo State District Power Station;
Western-Siberian Heat Power Station;
Kuznetsk Heat Power Station;
Novo-Kemerovskaya Heat Power Station;
Kemerovo Heat Power Station;

Severnye Electricheskie Seti (Northern Electric Networks);
Vostochnye Electricheskie Seti (Eastern Electric Networks);
Tsentralnye Electricheskie Seti (Central Electric Networks);
Yuzhnye Electricheskie Seti (Southern Electric Networks);
Heat Network Directorate; Magistralnye Electricheskie Seti (Main Electric Networks);
Energosbyt;
Directorate of Petrovsk Heat Power Station;
Kuzbassenergosvyaz;

As of December 31, 2004 9,674 employees work in OAO Kuzbassenergo (as of 31.12.2003 - 12 753 employees).

The shares of OAO Kuzbassenergo are listed on the Russian Trading System and Moscow Interbank Currency Exchange.

The Board of Directors of OAO Kuzbassenergo includes:

1. Vagner Andrey Alexandrovich - Chairman of the Board of Directors, OAO RAO UES of Russia, Deputy managing director of Business-unit No.2;
2. Bolshakov Andrey Nikolaevich - member of the Board of Directors, Moscow City Bar, lawyer;
3. Kozhura Ruslan Vyacheslavovich - member of the Board of Directors, Moscow City Bar, lawyer;
4. Mazikin Valentine Petrovich - member of the Board of Directors, Kemerovo Region Administration, First Deputy Governor of Kemerovo region;
5. Negomedzyanov Alexander Alexandrovich - member of the Board of Directors, OAO RAO UES of Russia, head of Subscription Fee Department;
6. Nikiforov Nikita Viktorovich - member of the Board of Directors, Fund Institute of Professional Directors, Moscow, legal adviser;
7. Novikov Nikolai Valentinovich - member of the Board of Directors, Fund Institute of Professional Directors, Moscow, adviser;
8. Parhomuk Olga Viktorovna - member of the Board of Directors, Fund Institute of Professional Directors, Moscow, adviser;
9. Platonov Vladimir Yurjevich - member of the Board of Directors, OAO RAO UES of Russia, member of the Board of OAO RAO UES of Russia;
10. Khromov Sergei Leonidovich - member of the Board of Directors, branch OAO Sibirean Coal Energy Company, Lenbnsk-Kuznetsk, deputy general director for sales;
11. Shumilov Alexander Alexandrovich – deputy Chairman of the Board of Directors, ZAO MDM Group (OAO SUEK), deputy Director of the Strategy Department.

The Management Board of OAO Kuzbassenergo includes:

1. Mikhailov Sergey Nikolaevich - Chairman of the Board, General Director;
2. Grebennikov Alexey Antonovich - member of the Board, first Deputy General Director for general issues;
3. Ivanov Boris Ivanovich - member of the Board, deputy general director for fuel supply;
4. Erofeev Alexander Kupriyanovich - member of the Board, deputy general director for corporate governance;
5. Lavrov Alexander Mikhailovich - member of the Board, deputy general director for economy and finance;
6. Petrov Leonid Prohorovich - member of the Board, deputy general director for energy sales – Director of the branch Energosbyt;
7. Gretsynger Jury Aleksandrovich - member of the Board, deputy general director for production - Technical Director.

Auditing Committee of OAO Kuzbassenergo includes:

1. Kleshnina Natalia Viktorovna - member of the Auditing Committee, OAO RAO UES of Russia, leading expert of Internal Audit Department of the Corporate Center;
2. Gadzhiev Ilya Ibragimovich - member of the Auditing Committee, OAO RAO UES of Russia, head of Shareholders Interaction and Securities Department of Business Unit No.1;
3. Dolgopol Olga Semenovna - member of the Auditing Committee, OAO RAO UES of Russia, head of the division of the Financial Audit Department of the Corporate Center;
4. Mikhno Irina Vasilyevna - member of the Auditing Committee, OAO RAO UES of Russia, leading expert of Internal Audit Department;

5. Sanzharevsky Vsevolod Vsevolodovich - member of the Auditing Committee, OAO Kuzbassenergo, head of Control and Analysis Department.

2. Accounting Principles

2.1. Basis of Preparation

Accounting and preparation of the Financial Statements in OAO Kuzbassenergo is carried out according to the standards specified by the Federal Law of 21.11.1996 No. 129-FZ "On accounting" (as subsequently amended and revised), Chart of Accounts for companies' operations and Rules of its application approved by the Order of the Ministry of Finance of the Russian Federation of 31.10.2000 No. 94n, Accounting Regulations, Accounting Regulations "Financial Statements of Entities" (Accounting Rules 4/99) approved by the Order of the Ministry of Finance of the Russian Federation of 06.07.1999 No. 43n, the Order of the Ministry of Finance of the Russian Federation of 22.06.2003. No. 67n "On forms of the Financial Statements of Entities" and other standard acts of the Russian Federation regulating accounting and preparation of the Financial Statements, and the Order of OAO Kuzbassenergo of 30.12.2003 No.712 "On accounting and taxation policy of OAO Kuzbassenergo for 2004".

2.2. Assets and Liabilities in Foreign Currencies

In accounting of business transactions in foreign currencies the official rate of the ruble valid at the date of transaction was applied. Monetary assets and liabilities denominated in foreign currency are represented in the Financial Statements as amounts calculated based on official ruble rate valid as of December 31, 2004 and amounted RUB 27.75 per USD 1.

Exchange differences that arose during the year in respect of the transactions with assets and liabilities as well as during their recalculation as of December 31, 2004 are attributed to the financial result and represented in non-operating income and costs.

2.3. Short-term and Long-term Assets and Liabilities

In the statements assets and liabilities with maturity of up to 12 months from the reported date are attributed to short-term liabilities. All other assets and liabilities are presented in the statements as long-term.

2.4. Intangible Assets

Intangible assets include the exclusive rights of the Company for the trade mark.

Amortization of intangible assets is calculated using straight-line method based on the following term of the useful life:

- Rights for the trade mark 10 years

In the statements intangible assets are stated at cost less Amortization accumulated for the time in use.

2.5. Fixed Assets

Fixed assets include land plots, buildings, machinery, equipment, vehicles and other respective objects with useful life of more than 12 months.

Fixed assets are stated at actual cost of acquisition and construction.

As of January 1, 2004 the Company revaluated fixed assets based on the market prices with fixed assets revaluation by means of straight revaluated cost by independent appraisers.

Increase (reduction) of cost of the objects and accumulated depreciation is attributed to increase (reduction) of surplus capital and to increase (reduction) of retained earnings (uncovered loss).

Amortization of fixed assets is calculated by straight-line method:

- for fixed assets objects accounted until 01.01.2002 – according to the standards approved by the resolution of the USSR Government of 22.10.1990 No.1072;
- for fixed assets objects accounted from 01.01.2002 Amortization is calculated according to the resolution of the Government of the Russian federation of 01.01.2002 No.1 "On classification of fixed assets included into amortization groups".

As of January 1, 2004 book value of fixed assets for OAO Kuzbassenergo amounted to 69,863,846 thousand rubles.

During the year book value of fixed assets increased by 1.2% and amounted to 70,667,657 thousand rubles, including:

a) increase by 1,476,290 thousand rubles due to:

- start-up of fixed assets (final stage manufacturing of fixed assets, reconstruction, technical re-equipment, equipment without assembly) 1,463,871 thousand rubles.

freely acquired fixed assets, return after leasing, buy-out of land plots 3,459 thousand rubles.

- start-up of fixed assets up to 10,000 thousand rubles 8,960 thousand rubles.

b) decreased by 672,479 thousand rubles due to:

liquidation 165,186 thousand rubles.

sale, free transfer, other disposal (shortage during inventory) of current assets 90,847 thousand rubles.

- write-off into production of fixed assets with cost up to 10,000 rubles (including technical literature) 10,411 thousand rubles.
- transfer of fixed assets into the authorized capital of subsidiaries and associates 406,035 thousand rubles.

Amortization was not calculated for housing.

Income and expenses of disposal of fixed assets (sale, write-off in the case of functional and physical depreciation) are represented in the Income Statement as operational income and expenses.

Expenses of disposal of fixed assets in the case of free transfer (underdepreciated part) are represented in the Income Statement as non-operating expenses.

2.6. Investments into Shares

Investments into shares amounted to 483,786 thousand rubles at actual cost of acquisition. Provision for loss of securities value was not created.

Contribution to authorized capital (shares) amounted to 795 thousand rubles. Changes for long-term investments for 2004 amounted to 277,447 thousand rubles.

Increase by 277,447 thousand rubles was due to establishing of new subsidiaries and associates: OAO Kuzbassetremont, OAO Kuzbass Power Repair Company, OAO Engineering and Analytical Centre Kuzbasstekhenergo, ZAO Energetik, ZAO ATR (Moto Transport Enterprise), OAO Kuzbassenergoservice.

Investments into Third Party Companies

RUB '000

No.	Item of the Company	Contribution to authorized capital as of January 1, 2004.	Contribution to authorized capital as of December 31, 2004
1	OOO Magazine of Fuel and Energy complex and Kuzbass resources	50	50
2	AO Investment Company Primula	10	10
3	Joint-Stock Commercial Bank Kuzbassugolbank	589	589
4	OAO Moscow DTsE Tushino	-	-
5	TOO Yugo-Zapad	4	4
6	ZAO Bagran	4	4
	Total:	657	657

2.7. Debt Instruments

Bills of the third persons to the amount of 882,498 thousand rubles were purchased during the year. The difference between acquisition cost and face value of securities is included as far as related income is charged to Other income and costs until the maturity.

2.8. Inventories

Inventories are evaluated at actual cost of acquisition.

In 2004 as in 2003 inventories after their start-up or other disposal were evaluated at average cost.

2.9. Work in Progress

At the beginning of the reporting year work in progress to the amount of 865 thousand rubles was evaluated at actual cost. Such expenses arose during repairs while manufacturing of components and units.

At the end of the reporting year there was no work in progress left.

2.10. Deferrals

Expenses incurred by the Company in the reporting year but attributed to the next reporting years are represented as deferrals. Such expenses of the Company are:

1. Rent transferred under agreement for the next periods;
2. Expenses for subscription editions paid in advance for the year, half a year are recognized as expenses of each reporting month at the rate of 1/6, 1/12 of the total amount;
3. Cost of software under the sales contracts;
4. Expenses related to payment for training under agreements with the educational institutions;
5. Voluntary insurance payment;
6. Amounts of the impending personnel vocation payments are included partially into cost of each reporting month of the calendar year.

2.11. Trade Receivables

Trade receivables are determined based on the prices and rates set in the agreements between the Company and buyers considering all discounts (extra charges).

2.12. Provisions for Future Expenses

For the purpose of straight-line inclusion into operating costs of expenses related to all Company's industrial fixed assets repair works for the current reporting year the provision for repair works was created to the amount of estimated expenses of annual repair cost standard with monthly inclusion into production costs at the rate of 1/12 of annual estimate for calculation of expenditures.

In 2004 the provision for the Company's repair works was 1,286,605 thousand rubles.

At the end of the year the provision for repair works is adjusted:

excess amounts for the fixed assets repairs (according to inventory results) are reversed;

in the case of funds deficiency for repair provision additional amounts are charged to the debit of production cost account and credit of account 96 "Provisions for future expenses", control account "Provision for industrial fixed assets repairs (including leased)".

In 2004 the provision for doubtful accounts was created. The amount of the provision was determined separately for each doubtful account depending on the financial condition of debtor and assessment of probable partial or full repayment of debts.

Unused amounts of provision for doubtful accounts created in 2003 were credited to the income of the reporting year to account 91 "Other income and costs" as other operational income in correspondence with account 63 "Provisions for doubtful accounts".

Proceeds from sales of products and rendering of services recognized for the accounting purposes as the products are shipped to buyers and settlement documents are delivered to them are represented in the Income Statement less VAT, discounts granted to buyers and other similar obligatory payments.

Proceeds from sales of products and rendering of services were recognized for taxation purposes on the accrual basis.

Income of the Company on ordinary activities is as follows:

- proceeds from sales of the electric energy;
- proceeds from surplus payment to the rate for reactive power compensation;
- proceeds from retention of condensate;
- proceeds from makeup and chemically cleaned water;
- energy transfer services;
- proceeds from sales of goods;
- proceeds from performed works (services) to third parties;
- proceeds from sales of subsidiary plot products;
- proceeds from sales of medical services to third parties;
- proceeds from sales of public catering services;
- proceeds from sales of other non-industrial goods, products, services (rent, payment for kindergarten, for after-work sanatorium recreation, holiday camp, pioneer camps);
- proceeds from property lease.

Income on ordinary operations is determined as the difference between the proceeds from sales of products of products at current prices and approved by the Tariff Regional Energy Committee free of VAT and production costs.

Operating income of the Company is:

income to the amounts due under interest agreements for using by the credit institution of the funds at the account of entity in such credit institution are represented as Interest receivable (line 060 Form No.2) and totally for the Company amounted to 922 thousand rubles; income on disposal of fixed assets (sale, write-off in the case of moral and physical depreciation and other assets (securities, inventory); income on participation in authorized capitals of other companies, represented as Income on participation in authorized capitals of other companies (line 080 Form No. 2) is amounted to 2,659 thousand rubles;

- other operating income according to paragraph 7 Accounting Rules 9/99.

Non-operating income of the Company is: fines, penalties for breach of contract;

for excess of electric energy power limit;

- for excess of contractual electric energy consumption volume;

for excess of contractual maximum hourly heat energy loads;

assets acquired free of charge, including deed over;

- income for the prior years revealed in the reporting year;

payables and depositor liabilities with expired period of limitation;

exchange differences and other non-operating income under paragraph 8 of Accounting Rules 9/99.

Extraordinary income is as follows:

- proceeds resulted from business extraordinary circumstances;

insurance compensation;



cost of stocks of materials and capital equipment after write-off of non-restorable and unqualified assets;
other extraordinary income under paragraph 9 of Accounting Rules 9/99.

2.14. Surplus Capital

Surplus capital arose due to accretion to fixed assets value after revaluation.

2.15. Change in Accounting Principles

In comparison to 2003 the Company's accounting principles of 2004 were changed:

- methodological procedure for representing of financial investments and operations related to payment of non-cash contributions to authorized capital, including fixed assets was determined. At the account 58 "Financial investments" residual value of transferred objects is presented. Retirement of fixed assets contributed to share capital at the rate of their residual value is debited at the settlement account and credited at the fixed assets account;
- procedure for write-off of construction-in-progress facilities revaluated earlier where the construction was terminated and would not be renewed due to lack of financing was determined. Revaluation value for such facilities is transferred from debit of account 83 "Surplus capital" to credit of account 84 "Retained earnings (uncovered losses)". Retirement of the construction-in-progress facility is accounted as credit record of account 08 "Investments into noncurrent assets" and as debit record of account 91 "Other income and costs" at actual incurred expenses;
- explanations for operations related to acceptance, delivery and storage of ethyl alcohol are given. Acceptance, delivery and storage procedure of ethyl alcohol shall correspond to Regulation on acceptance, delivery, transportation and accounting of ethyl alcohol (approved by the USSR Ministry of Food Industry of 25.09.1985);
- procedure for assignment of costs on reconstructed (modernized) fixed assets in the value of up to 10 thousand rubles is specified. If after reconstruction (modernization) the new value of fixed asset is be less than 10 thousand rubles, expenses for reconstruction (modernization) are included into expenses, if more than 10 thousand rubles, reconstructed (modernized) fixed assets are included into depreciated property and depreciated according to standard procedure.

2.16. Comparative data

Comparative data in the 2004 statements arose due to adjustment of the data in 2003 final statements in order to match with changes in 2004 statements.

In initial Balance for 2004 the results of fixed assets revaluation are presented. Currency of the Balance Sheet changed by 951 837 thousand rubles.

Assessment of the Balance Sheet Structure

In 2004 currency of Balance Sheet OAO Kuzbassenergo decreased by 1,145,730 thousand rubles to the level of 32,714,165 thousand rubles.

The total volume of the noncurrent assets decreased by 89,438 thousand rubles and at the end of the reporting year amounted to 26,848,724 thousand rubles.

The changes of noncurrent assets resulted from the following:

- reduction of the residual value of fixed assets by 625,824 thousand rubles or 3 %;
- increase of construction-in-progress volume by 153,617 thousand rubles or 10 %;
- increase of long-term financial investments by 277,447 thousand rubles or 2.3 times;
- increase of deferred tax assets represented in the Balance by 105,324 thousand rubles or 25%.

As of December 31, 2004 current assets amounted to 5,865,441 thousand rubles. Reduction in comparison to the indicators of the beginning of the year by 1,056,292 thousand rubles or 15 % is primarily conditional on reduction of short-term receivables by 1,009,955 thousand rubles or 29%.

In reporting year surplus capital of OAO Kuzbassenergo reduced by 2,320,468 thousand rubles or by 9.5 %. Such change resulted from transfer of "Accrual of property" (used source from Production Development Fund created earlier) from surplus capital to retained earnings for the prior years as of December 31, 2004, as well as from write-off of fixed assets write up amounts upon their retirement.

In the reporting year the Company incurred net loss of 390,580 thousand rubles. Besides as of December 31, 2004 previous restructured liabilities related to fines and penalties to budget and off-budget funds were restored in the books of the Company due to retained earnings for the prior years. As a result the own sources for OAO Kuzbassenergo assets formation in 2004 reduced by 1,618,668 thousand rubles or 6.3%.

At the end of 2004 long-term liabilities of OAO Kuzbassenergo to the amount of 3,619,140 thousand rubles are presented as other long-term liabilities – 2,956,215 thousand rubles due within more than 12 months (trade liabilities under voluntary arrangement – 1,512,885 thousand rubles, restructured payables to budget and off-budget funds— 1 443 330 thousand rubles), and deferred tax liabilities - 662 925 thousand rubles.

In the reporting year short-term liabilities of OAO Kuzbassenergo decreased by 877,724 thousand rubles and amounted to 4,970,151 thousand rubles. At that short-term accounts payable decreased by 1,418,221 thousand rubles or 39%, credits and loans increased by 335,654 thousand rubles, deferred income increased by 204,843 thousand rubles.

Analysis of Financial Stability Ratios of OAO Kuzbassenergo

Indicators	Legend	as of January 1, 2004.	as of December 31, 2004	Standards
Equity (III section of Balance Sheet), RUB '000	СИ	25,743,542	24,124,874	
Capital stock (line 120 of Balance Sheet), RUB '000	fixed assets	24,799,990	24,174,166	
Currency of Balance Sheet (line 300 of Balance Sheet), RUB '000	ВБ	33,859,895	32,714,165	
Raised funds (amounts of IV and V sections of Balance Sheet), RUB '000	ПС	8,116353	8,589,291	
Noncurrent assets (I section of Balance Sheet), RUB '000	ВА	26,938,162	26,848,724	
Current assets (less line 216), RUB '000	ОА	6,840,802	5,832,958	
Total inventory (line 210 of Balance Sheet-line 216), RUB '000	З	1,118,825	1,129,753	
Funding ratio	Кф=СИ/ПС	3.17	2.81	>1
Investment ratio	Ки=СИ/fixed assets	1.04	1.00	>1
Property (autonomy) ratio	Кс=СИ/ВБ	0.76	0.74	>0.6
Borrowed assets ratio	Кзс=ПС/ВБ	0.24	0.26	<0.4
Debt ratio	Кд=ПС/СИ	0.32	0.36	<1
Current assets availability ratio	Косс=(СИ-ВА)/ОА	-0.17	-0.47	>0.1
Own stock of material availability ratio	Комз=(СИ-ВА)/З	-1.07	-2.41	0.6-0.8
Equity flexibility ratio	Км=(СИ-ВА)/СИ	-0.05	-0.11	0.5

Absolute Indicators of Financial Stability

Own current assets availability, RUB '000	СОС=СИ-ВА	-1,194,620	-2,723,850
Long-term liabilities (IV section of Balance Sheet), RUB '000	дп	2,268,478	3,619,140
Availability of own and long-term borrowed current assets sources for expenses and stock formation, RUB '000	сд=сос+дп	1,073,858	895,290
Short-term borrowed current assets (line 610 of Balance Sheet), RUB '000	кзс	2,109,851	2,445,505
Total amount of basic sources of expenses and stock formation	ои=сд+кзс	3,183,709	3,340,795
Excess (+), deficiency (-) of own current assets, RUB '000	^сос=сос-з	-2,313,445	-3,853,603
Excess (+), deficiency (-) of own and long-term borrowed current assets sources for expenses and stock formation, RUB '000	^сд=сд-з	-44,967	-234,463
Excess (+), deficiency (-) of total amount of basic sources of expenses and stock formation, RUB '000	^ОИ=ОИ-З	2,064,884	2,211,042
Ternary indicator S	{^СОС^СД^ОИ}	{0;0;1}	{0;0;1}

Assessment of Performance Financial Indicators

Performance indicators of OAO Kuzbassenergo and their evaluation are presented in the table.

Performance Indicators of OAO Kuzbassenergo (based on analytical Balance Sheet data)

Indicator	January 1, 2004	December 31, 2004	Change	standard
Current liquidity ratio	0.96	0.97	0.01	*1.0-2.0*
Characterizes the payment possibilities of the Company with full mobilization of current assets (sale of all stock, full settlements of receivables with maturity of up to one year). Analysis of liquidity ratios shows that the Company is normal solvency. Current liquidity ratio as of December 31, 2004 was 0.97, i.e., after mobilization of all current assets, the Company may pay off 97% of its short-term liabilities.				
Prompt liquidity ratio	0.61	0.58	-0.03	*0.8-1.0*
Characterizes the payment possibilities of the Company for timely settlements of receivables. Analysis of prompt liquidity ratio shows that as of December 31, 2004 OAO Kuzbassenergo may pay off 58 % of its short-term liabilities, provided 100% liquidity of short-term receivables (with maturity up to one year).				
Absolute liquidity ratio	0.01	0.06	0.05	*0.2-0.7*
Shows the part of short-term liabilities that the Company may pay off at the earliest possible date (settlement using most liquid assets: cash and bills), i.e. as of December 31, 2004 only 6% of its short-term liabilities may be paid off at the earliest possible date.				
Investment ratio	1.04	1.00	-0.04	*>1*
Investment ratio shows the share of own funds provided for formation of the capital stock (Fixed assets). The indicator equal to 1 indicates that the capital stock was fully formed due to the own sources.				
Funding ratio	3.17	2.81	-0.36	*>1*
This indicator characterizes the financial autonomy of the Company and presents the share of own funds for 1 ruble of borrowed funds. The funding indicator equal to 2.81 as of December 31, 2004 shows that there are 2.81 rubles of owned funds for each 1 ruble of borrowed funds.				
Debt ratio	0.32	0.36	0.04	<1
This indicator characterizes the financial autonomy of the Company and presents the share of borrowed funds for 1 ruble of own funds, i.e. as of December 31, 2004 there are 0.36 rubles of borrowed funds for each 1 ruble of own funds.				
Property (autonomy) ratio	0.76	0.74	-0.02	*>0.6*
This indicator determines the share of the property arose due to own funds (authorized, surplus capital, retained earnings and so on. If such indicator is more than 50%, the risk of creditors is minimal, that is, after selling of the half of the property arose due to own funds, the Company may pay off its debt instruments, even if the second half where borrowed funds are invested, is somehow devaluated. At the end of the reporting year the indicator was 74% and it is still higher than standard value.				

Indicator	January 1, 2004	December 31, 2004	Change	standard
Borrowed assets ratio	0.24	0.26	0.02	*<0.4*
This indicator shows the share of property arose due to borrowed funds (credits and loans, accounts payable and so on). The value of such indicator evidence the formation of the 26% Company's property due to the borrowed funds, this ratio is within the limits of recommended standard.				
Current assets availability ratio	-0.17	-0.47	-0.30	*>0.1*
Negative value of such indicator evidence the lack of own current assets.				

On the basis of the received results of Balance Sheet structure at liquidity analysis, financial stability analysis of the Company for 2004 the following conclusions are made:

- Liquidity ratios excluding prompt liquidity indicator have positive dynamics and low level.
- Financial stability ratios have negative dynamics, but are still within standard values.
  - As before the own sources prevail in property sources structure.
- Deterioration of solvency resulted from underfunding of energy system by the rate base. Lack of cash is compensated by borrowed funds – expansion of credit portfolio.

3.1. Fixed Assets (line 120 of the Balance Sheet)

OAO Kuzbassenergo fixed assets attribute is characterized by the indicators shown in the table "History of fixed assets of OAO Kuzbassenergo in 2004". The data given in the table show that in 2004 the share of active part of fixed assets increased 1.01 times and at the end of the year was 49.15%.

Fixed assets are highly worn (65.8%) and require replacement.

History of Fixed Assets of OAO Kuzbassenergo in 2004

Item	Balance as of January 1, 2004.	Acquired (put into operation)	Retired	Balance as of December 31, 2004	In % to total
Initial cost of fixed assets, RUB '000	69,863,846	1,476,290	672,479	70,667,657	101.1
including:					
Active part, RUB '000	34,308,265	780,003	358,217	34,730,051	101.2
Residual value of fixed assets, RUB '000	24,799,990			24,174,166	97.5
Active part of fixed assets, %	49.11			49.15	
Fitness factor, %	35.5			34.2	
Wear factor, %	64.5			65.8	
Restitution factor,%				2.1	
Retirement factor,%				0.96	

As of January 1, 2004 OAO Kuzbassenergo has fixed assets at full replacement value to the amount of 69,863,846 thousand rubles.

In 2004 fixed assets were acquired to the amount of 1,476,290 thousand rubles, including by types:

- Buildings 291,171 thousand rubles.
- Constructions 404,487 thousand rubles.
- Machinery and equipment 752,995 thousand rubles.
- Vehicles 14,402 thousand rubles.
- Other 13,235 thousand rubles.

New fixed assets were put into operation to the amount of 1,065,310 thousand rubles. In the reporting year retired fixed assets amounted to 672,479 thousand rubles, including liquidated objects, unsuitable for further operation to the amount of 165,186 thousand rubles, sold – to the amount of 76,593 thousand rubles, free of charge passed to authorities and other companies – to the amount of 9,796 thousand rubles (social objects, housing).

Balance of fixed assets of OAO Kuzbassenergo as of December 31, 2004 was 24,174,166 thousand rubles, including basic production assets – 23,352,650 thousand rubles, (section 14 "Capital assets" of Technical and economy and production indicators statement) including by types:

- Buildings 5,253,742 thousand rubles.
- Constructions 8,455,782 thousand rubles.
- Machinery and equipment 9,532,502 thousand rubles.
- Vehicles 69,236 thousand rubles.
- Other 41,388 thousand rubles.

Depreciation of the fixed assets as of December 31, 2004 was 46,493,491 thousand rubles, including:

- Buildings 3,586,722 thousand rubles.
- Constructions 17,879,268 thousand rubles.
- Machinery and equipment 24,868,384 thousand rubles.
- Vehicles 120,265 thousand rubles.
- Other 38,852 thousand rubles.

3.2. Construction in Progress (line 130 of the Balance Sheet)

The Company is building and reconstructing OAO Kuzbassenergo objects. As of beginning of 2004 the expenses for construction in progress amounted to 1,508,667 thousand rubles. At the end of 2004 – 1,662,284 thousand rubles.

Explanation of considerable objects under construction:

- [illegible]al intake with installation of 2 car dumpers at Tom-Usinsk State District Power Station to the amount of 134,452 thousand rubles;
- starting boiler complex of No. 16 IX turn of Kemerovo State District Power Station extension – 357,551 thousand rubles;
- reconstruction of external hydraulic ash handling facility at South Kuzbass State District Power Station – 107,332 thousand rubles;
- cooling pond at Western-Siberian Heat Power Station – 118,732 thousand rubles;
- reconstruction of ash-disposal area at Tom-Usinsk State District Power Station – 48,246 thousand rubles.

3.3. Long-term Financial Investments (line 140 of the Balance Sheet)

Long-term financial investments of OAO Kuzbassenergo at the end of the reporting year amounted to 484,581 thousand rubles which generally include:

- 118,619 thousand rubles - OAO Kuzbassgidroenergostroy (100%);
- 103,834 thousand rubles - ZAO ATR (Moto Transport Enterprise) (100%);
- 114,526 thousand rubles - ZAO Medical and Sanitary Department Health Center Energetik (100%);
- 30,022 thousand rubles - OAO Kuzbass Power Repair Company (100%);
- 19,380 thousand rubles - OAO Prokopyevskenergo (60%);
- 31,300 thousand rubles - OAO Investment and Industrial Association Vodokanal (75%);
- 36,437 thousand rubles - OAO Andreevskoye, Kemerovo (100%);
- 2,298 thousand rubles - ZAO Kuzbassenergoservice (100%);
- 8,767 thousand rubles. - OAO Kuzbassetremont (100%);
- 18,000 thousand rubles - OAO Engineering and Analytical Centre Kuzbasstekhenergo (100%);
- 589 thousand rubles - OAO Joint-Stock Commercial Bank Kuzbassugolbank (0.17%);
- 4 thousand rubles - ZAO Bagran (7.10%);
- 10 thousand rubles - OAO Investment Company Primula (0.30%);
- 401 thousand rubles - OOO Bill of Exchange Center Kuzbassenergo (100%);
- 100 thousand rubles - OOO Sbytenergo (100%);
- 240 thousand rubles - OOO Supervolokno (100%);
- 50 thousand rubles. - OOO Magazine of Fuel and Energy complex and Kuzbass resources (6.7%);
- 4 thousand rubles — TOO Yugo-Zapad (7.7%)

In 2004 long-term financial investments increased by 277 447 thousand rubles, it is connected with establishment of new subsidiaries:

OAO Engineering and Analytical Centre Kuzbasstekhenergo (extract from the minutes No.8/9 of the meeting of the Board of Directors of OAO Kuzbassenergo of 30.01.04),

OAO Kuzbassetremont (extract from the minutes No.8/9 of the meeting of the Board of Directors of OAO Kuzbassenergo of 30.01.04),

OAO Kuzbass Power Repair Company (extract from the minutes No.8/9 of the meeting of the Board of Directors of OAO Kuzbassenergo of 30.01.04)

and purchase of shares:

ZAO Kuzbassenergoservice (securities sale agreements No.04/53 of 29.04.2004 and No.05/53 of 29.04.2004);

ZAO Medical and Sanitary Department Health Center Energetik (securities sale agreements No.11/53 of 29.06.2004, No.14/53 of 29.06.2004, No. 30/53 of 30.09.2004).

ZAO ATR (Moto Transport Enterprise) (securities sale agreements No.12/53 of 29.06.2004, No.13/53 of 29.06.2004, No.31/53 of 01.10.2004).

All investments are evaluated at book value.

Efficiency of investments

Investment in subsidiary and associate OAO Kuzbassgidroenergostroy is not efficient. For the whole period of ownership since 1997 of 100% shares dividends have not been set. At present the proceedings in bankruptcy are initiated against subsidiary and associate (resolution of the Kemerovo region Court of Arbitration of 01.03.2004, case No. A27-8466/2002-4).

Investment in subsidiary and associate OAO Andreevskoye is not efficient. For the whole period of ownership since 1997 of 100% shares dividends have not been set. At present the proceedings in bankruptcy are initiated against subsidiary and associate (resolution of the Kemerovo region Court of Arbitration of 01.03.2004, case No. A27-2844/99-4).

Investment in subsidiary and associate OAO Prokopyevskenergo is efficient. In 2004 profit amounted to 32,074 thousand rubles. In 2003 subsidiary and associate paid dividends to OAO Kuzbassenergo at the rate of 2,659 thousand rubles.

Investment in ZAO Bagran is not efficient. For the whole period of ownership since 1992 dividends have not been set on shares. Financial and economic condition is unsatisfactory. The Board of Directors of OAO Kuzbassenergo delivered the resolution on sale of holding of shares. The agreement is being concluded with the winner of the tender of 19.01.2004.

Investment in OAO Investment and Industrial Association Vodokanal is not efficient. In 2004 loss amounted to 284 thousand rubles. The loss resulted from cost overrun under other non-operating expenses.

Investment in OOO Bill of Exchange Center Kuzbassenergo efficient. Strategic partnership. Main type of activity of subsidiary and associate – bill of exchange settlements. In 2004 net profit amounted to 2200 thousand rubles.

Investment in OOO Sbytenergo is not efficient. Company sales electric energy to individuals in Prokopjevsk. In 2004 loss amounted to 491 thousand rubles. The loss resulted from cost overrun under non-operating expenses (loss for the prior years revealed in the reporting year).

Investment in OOO Kuzbasstechenergo is efficient. In 2004 profit amounted to 543 thousand rubles.

Investment in OOO Kuzbassenergoremont is efficient. In 2004 profit amounted to 4,457 thousand rubles.

Investment in OOO Kuzbasssetremont is efficient. In 2004 profit amounted to 408 thousand rubles.

Investment in OOO Kuzbassenergoservice is efficient. In 2004 profit amounted to 319 thousand rubles.

Investment in ZAO ATR Kuzbassenergo is efficient. In 2004 profit amounted to 102 thousand rubles. In 2003 ZAO "ATP Kuzbassenergo" paid dividends at the rate of 1,000 thousand rubles.

Investment in ZAO Health Center Energetik is efficient. In 2004 profit amounted to 2,005 thousand rubles.

Investment in TOO Yugo-Zapad is not efficient. For the whole period since 1992 profit has not been distributed among the members. Financial and economic activity was stopped in 1995. At present OAO Kuzbassenergo carries out corporate procedures related to withdrawal from such company members.

OAO Investment Company Primula (certificate from the Uniform State Register of Legal Entities of 13.11.2002), **OOO Supervolokno** (certificate from the Uniform State Register of Legal Entities of 06.08.2004) were liquidated. Documents for write-off are to be prepared.

Joint-Stock Commercial Bank Kuzbassugolbank - share holding was sold under the shares sales agreement of 06.02.2004. Rights of new owner of the shares are being registered.

3.4. Inventories (line 210 of the Balance Sheet)

Inventories

RUB '000

No.	Indicators	Cost of inventories		Change, ±	Growth rate, %
		as of January 1, 2004	as of December 31, 2004		
1.	**Inventories, total (line 210)**	**1,199,756**	**1,162,236**	**-37,520**	96.9
	including:			12,424	101.1
1.1.	Raw materials	1,112,373	1,124,797		
	the same in % to line 1	92.7	96.8	4.1	X
	including:				
	fuel oil	62,963	61,187	-1,776	97.2
	coal	563,794	605,173	41,379	107.3
	auxiliary materials	331,694	322,771	-8,923	97.3
	repair parts	153,922	135,666	-18,256	.88.1
1.2.	Costs in construction in progress	865	0	-865	0.0
	the same in % to line 1	0.1	0.0	0	X
1.3.	Finished products and goods	2,523	2,297	-226	91.0
	the same in % to line 1	0.2	0.2	0.0	X
1.4.	Goods dispatched	3,064	2,659	-405	86.8
	the same in % to line 1	0.3	0.23	0.0	X
1.5.	Deferrals -total	80,931	32,483	-48,448	40.1
	the same in % to line 1	6.7	2.8	-4.0	X
	including:				
	for vocations	5,087	4,387	-700	86.2
	for periodicals	1506	1,609	103	106.8
	for insurance	23,165	6919	-16,246	29.9
	other	51,173	19,568	-31,605	38.2

Inventories are evaluated at actual cost of acquisition. At the end of the reporting year they amounted to 1,162,236 thousand rubles or 19.8% of current assets (3.6% of all assets Of the Company).

In the reporting year inventories reduced by 37,520 thousand rubles or 3.1%. The basic cause for such change was reduction of deferrals by 48,448 thousand rubles or 59.9%, primarily due to write-off of income tax in respect of the transition period to the amount of 32,648 thousand rubles as well as reduction of insurance expenses by 16,246 thousand rubles.

Inventories of raw materials increased by 12,424 thousand rubles due to increase of coal remainder (by 41,379 thousand rubles). In the reporting year inventories of auxiliary materials and repair parts reduced by 8,923 thousand rubles (2.7 *%) and* 18,256 thousand rubles (11.9 *%)*, respectively.

In the reporting period the inventories structure of OAO Kuzbassenergo changed to a little degree – increase of specific weight and materials with reduction of deferrals share.

3.5. Trade Receivables (lines 230 and 240 of the Balance Sheet)
Analysis of Accounts Receivable

No.	Indicators	As of January 1, 2004	As of December 31, 2004	Changes, ±	Growth rate, %
1	Long-term accounts receivable *(line 230)*	1,274,740	1,269,457	-5,283	99.6
	including:				
1.1.	*for inventories*	0	0	0	0.0
1.2.	*for works, services*	20	15	-5	75.0
1.3.	*advances issued*	713	713	0	100.0
1.4.	*subscription liabilities*	515,177	441,619	-73,558	85.7
1.5.	*bills receivable*	672,938	672,938	0	100.0
1.6.	*other*	85,892	154,172	68,280	179.5
2	Short-term accounts receivable (line 240)	3,466,642	2,456,687	-1,009,955	70.9
	including:				
2.1.	*for inventories*	18,014	41,338	23,324	229.5
2.2.	*for works, services*	26,227	21,358	-4,869	81.4
2.3.	*advances issued*	274,828	175,628	-99,200	63.9
2.4.	*subscription liabilities*	1,547422	1,052,346	-495,076	67.0
2.5.	*bills receivable*	0	0	0	0.0
[illegible]	*other*	1,600,151	1,166,017	-4340,134	72.9
3.	Accounts receivable, total	4,741,382	3,726,144	-1,015,238	78.6
	including:				
	for inventories	18,014	41,338	23,324	229.5
	the same in % to line 3	0.4	1.1	0.7	X
	works, services	26,247	21373	-4,874	
	the same in % to line 3	0.6	0.6	0.0	X
	advances issued	275,541	176,341	-99,200	64.0
	the same in % to line 3	5.8			X-
3.4.	*subscription liabilities*	2,062,599	1,493,965	-568,634	72.4

RUB '000

No.	Indicators	As of January 1, 2004	As of December 31, 2004	Changes, ±	Growth rate, %
	the same in % to line 3	43.5	40.1	-3.4	X
3.5.	*bills receivable*	672,938	672,938	0	100.0
	the same in % to line 3	14.2	18.1	3.9	X
3.6.	*other*	1,686,043	1,320,189	-365,854	78.3
	the same in % to line 3	35.6	35.4	-0.1	X

For efficient legal cooperation with debtors and settlement of disputes with debtors and creditors the committee for management of accounts payable and receivable of the Company was established in the management board of OAO Kuzbassenergo (Order of OAO Kuzbassenergo of 26.02.2004 No.103 "On establishing of committee for management of accounts payable and receivable of OAO Kuzbassenergo"). The main purpose of the committee is to achieve of actual reduction of accounts payable and receivable.

In comparison to the beginning of the year total accounts receivable of OAO Kuzbassenergo decreased by 1,015,238 thousand rubles. At that the receivables from energy consumers decreased by 568 634 thousand rubles or by 27.6%, other accounts receivable – by 446,604 thousand rubles or by 16.7%.

Long-term accounts receivable decreased by 5,283 thousand rubles and at the end of the reporting year amounted to 1,269,457 thousand rubles.

Short-term accounts receivable decreased from 3,466,642 thousand rubles as of January 1, 2004 to 2,456,687 thousand rubles as of December 31, 2004 (by 1,009,955 thousand rubles or by 29.1%).

In the first six months of 2004 receivables related to sold energy decreased significantly. So at the end of the reporting year receivables from energy consumers amounted to 1,493,965 thousand rubles, it is 568,634 thousand rubles (or 27.6%) less than at the beginning of the year, including by main industries:

Ferrous metallurgy —by 11.9% (or by 1,544 thousand rubles);
Non-ferrous metallurgy -by 29.9% (or by 3 881 thousand rubles);
Chemical and oil - by 26.4 % (or by 159 780 thousand rubles);
Mechanical engineering — by 2.0 % (or by 4 133 thousand rubles);
Woodworking — by 60.5% (or by 6 436 thousand rubles);
Construction materials industry - by 17.9% (or by 8 668 thousand rubles).

It should be noted that other energy consumers accounts receivable reduced as well. For example:

Agriculture - by 16.2% (or by 16 831 thousand rubles);
Transport and communications - by 73.2% (or by 21 457 thousand rubles);
Housing and communal services - by 34.7% (or by 180 716 thousand rubles).

Energy consumption by users financed out of federal, regional and municipal budgets is tightly controled. Reduction of receivables from such enterprises for 2004 amounted to: 4,254 thousand rubles (25.6%), 735 thousand rubles (20.0%), 219,795 thousand rubles (90.1%), respectively. Energy is distributed according to limits provided for by the budget funding.

Other accounts receivable reduced from 2,678,783 thousand rubles at the beginning of 2004 to 2,232,179 thousand rubles at the end of the reporting year.

Basic pattern of reduction was as follows:

In 2004 "Advances issued" reduced by 99,200 thousand rubles or by 36.0%. Such reduction resulted from limitation of time period for equipment and materials supply advances (Order of OAO Kuzbassenergo of 10.12.2003 No.619 "On toughening of measures in respect of the outstanding accounts receivable");

"Budget settlements" – by 146,592 thousand rubles or by 34.6% (decrease in overpayment related to income tax, property tax and so on);

"Other receivables" – by 219,262 thousand rubles or by 8.8% (basic cause - write-off of bad accounts receivable).

As of December 31, 2004 provision for doubtful accounts was created to the amount of 200,000 thousand rubles. In 2004 the Company wrote off and allocated to financial performance bad accounts receivable amounted to 393,413.8 thousand rubles, including:

87,171.5 thousand rubles - receivables from energy consumers;

244,264.7 thousand rubles – receivables from "problem" banks (related to profit tax and VAT amounts failed to be transferred to budget);

53 000 thousand rubles — receivables from OAO Irkutskenergo;

8,977.6 thousand rubles –other receivables (including OOO Supervolokno to the amount of 8,227 thousand rubles).

Outstanding accounts receivable both from consumers and other debtors decreased by 587,349 thousand rubles or 33.1%.

3.6. Other Long-term Liabilities (line 520 of the Balance Sheet)

Other long-term liabilities include liabilities of OAO Kuzbassenergo payable within more than 12 months after the reporting date.

In 2004 long-term liabilities of OAO Kuzbassenergo increased by 1,050,784 thousand rubles or by 55%, including

- to suppliers and contractors – by 169 865 thousand rubles or by 12.6%,
- to off-budget funds – by 236 857 thousand rubles or 2.6 times,
- to budget – by 644,062 thousand rubles or 2.5 times.

Increase of long-term payables to budget and off-budget funds is specified by transfer of restructured liabilities in respect of fines and penalties from off-balance accounts onto the books of the Company.

Without restored liability related to fines and penalties long-term accounts payable reduced:

- to budget by 171,691 thousand rubles or by 41% according to the Resolution of the Russian Federation Ministry of Taxation for Kemerovo region of 31.08.2001 No.1 "On restructuring of the liabilities related to mandatory payments to budgets";
- to off-budget funds by 55,773 thousand rubles or by 38% according to the Resolution of the Russian Federation Ministry of Taxation for Kemerovo of 03.12.2001 "On granting of rights for restructuring of insurance payables to state social funds as well as related to charged fines and penalties of a company as of 01.01.2001".

In addition under Voluntary arrangement of 26.11.2004 approved by the Resolution of the Arbitration Court at RAO UES of Russia of 30.11.2004 (Case No.42/2004-114) the order of repayment of debts to OAO RAO UES of Russia was changed. Debts amounted to 1,290,372 thousand rubles are payable from 2005 till 2010. And accordingly the liabilities accounted earlier as short-term were transferred to long-term liabilities to the amount of 311,627 thousand rubles. Without payables to OAO RAO UES of Russia long-term payables to buyers and customers reduced by 14,762 thousand rubles.

Analysis of Long-term Accounts Payable

RUB '000

No.	Indicators	As of January 1, 2004	As of December 31, 2004	Changes, ±	Growth rate, %
1.	**Long-term accounts payable (line 520)**	1,905,431	2,956,215	1,050,784	155.1
	including:				
1.1.	***to suppliers and contractors***	1,343,020	1,512,885	169,865	112.6
1.2.	***to budget***	415,478	1,059,540	644,062	255.0
	including:				
	- federal	412,236	1,021,326	722,856	247.7
	- territorial	2,243	22,287	20,044	993.6
	-local	999	15,927	14,928	1594.3
1.3.	To ***off-budget funds***	146,933	383,790	236,857	261.2
	including:				
	- Pension fund	81,597	35,982	-45615	44.1
	- Employment fund	0	0	0	0
	-Fines, penalties to off-budget funds	65,336	347,808	282,472	532.3

3.7. Short-term Accounts Payable

3.7.1. Short-term Accounts Payable (line 610 of the Balance Sheet)

At the end of the year the liabilities related to short-term credit and loans increased by 335,654 thousand rubles to 2,445,505 thousand rubles due to obligations to pay penalties for pollutant emissions to the amount of 669,217 thousand rubles.

As of December 31, 2004 credit portfolio of OAO Kuzbassenergo amounted to 1,671,535 thousand rubles, including 1,666,000 thousand rubles of the principal amount of credit liabilities, 5,535 thousand rubles of payables related to charged but not paid interest for use of borrowed funds specified by the credit agreements. Short-term credits were received in order to replenish current assets for repayment of current indebtedness of the Company.

In the reporting year liabilities related to loans payable within 12 months after the reporting date increased by 219,280 thousand rubles or 40%. Such increase resulted from:

- increase of bills pledged against credit instruments of 64,426 thousand rubles
- sale of own bills of OAO Kuzbassenergo series "ДН" to the amount of 156,854 thousand rubles.

As of December 31, 2004 the following items are pledged and registered in books under credit agreements: inventory holdings (including coal) to the amount of 966,758 thousand rubles, bills of OAO Kuzbassenergo to the amount of 160,802 thousand rubles (line 960 of the Balance Sheet).

3.7.2. Short-term Accounts Payable (line 620 of the Balance Sheet)

In comparison to the prior year total short-term accounts payable decreased by 1,418,221 thousand rubles or by 38.6% (from 3,677,710 thousand rubles to 2,259,489 thousand rubles).

Such decrease of short-term liabilities resulted from reduction:

- by 547,334 thousand rubles or by 56.3% of balance of OAO Kuzbassenergo own funds to be paid within 12 months after the reporting date;
- by 311,627 thousand rubles or by 16.1% of liabilities related to subscription fee of OAO RAO UES of Russia due to conclusion of the voluntary agreement of 26.11.2004 (transferred to long-term liabilities);
- by 233,111 thousand rubles or by 35.9% of liabilities to budget according to restructuring schedule;
- by 23,855 thousand rubles or 32.2% of payables to off-budget funds according to restructuring schedule;
- by 164 449 thousand rubles or by 65,9% of payables to contracting companies for performed works and (or) rendered services;
- by 8,578 thousand rubles or 4.1 % of payables to suppliers of fuel (coal, gas, fuel oil).

Outstanding accounts payable decreased by 135,755 thousand rubles or by 89% from 152,533 thousand rubles to 16,778 thousand rubles.

Due to expiration of the limitation period or liquidation of Company's counteragent unclaimed accounts payable of 9,448 thousand rubles were written off in 2004.

Analysis of Short-term Accounts Payable

RUB '000

No.	Indicators	As of January 1, 2004	As of December 31, 2004	Changes, ±	Growth rate, %
1.	**Short-term accounts payable (line 620)**	**3,677,710**	**2,259,489**	**-1418,221**	**61.4**
	including:				
1.1.	*to suppliers and contractors*	1,171418	586,986	-584,432	50.1
	including:				
	to suppliers of electric energy through Federal National Wholesale Electric Power Market	162,903	165,709	2,806	101.7
	to suppliers of fuel	207,642	199,064	-8,578	95.9
	for works, services	249,604	85,155	-,164,449	34.1
	for subscription fee of RAO UES of Russia	371,627	60,000	-311,627	16.1
	to other suppliers and contractors, total	179,642	77,058	-,102,584	42.9
	including:				
	Rosenergoatom	1,075	1,878	803	174.7
1.2.	*to budget*	648,906	415,795	-233,111	64,1
	including current:				

No.	Indicators	As of January 1, 2004	As of December 31, 2004	Changes, ±	Growth rate, %
	- federal	385,484	209,009	-176,475	54.2
	- territorial	177,616	124,276	-53,340	70.0
	- local	53,158	82,510	29,352	155.2
	for income tax on the basis of transition period	32,648	0	-32,648	0
	including:				
	- federal	10,202	0	-10,202	0
	- territorial	19,725	0	-19,725	0
	- local	2,721	0	-2,721	0
1.3.	***to off-budget funds***	74,032	50,177	-23,855	67.8
	including:				
	- Pension fund	62,299	37213	-25,086	59.7,4.0
	- Obligatory medical insurance fund	3,138	124	-3,014	
	- to the social security fund	559	82	-477	14.7
	- for fines and penalties to state off-budget funds	8,036	12,758	4,722	158.8
1.4.	*bills payable*	972,822	425,488	-547,334	43.7
1.5.	*Payables to subsidiaries and associates*	81,327	30,053	-51,274	37.0
1.6.	*Salary and wages*	66,846	44,278	-22,568	66.2
1.7.	*other*	662,359	706,712	44,353	106.7

3.8. Surplus Capital (line 420 of the Balance Sheet)

Surplus capital arose due to accretion to fixed assets value after revaluation.

In the reporting year surplus capital increased by 952,125 thousand rubles due to property price appreciation from revaluation.

In the reporting year surplus capital decreased by 2,320,468 thousand rubles, including due to write-off of property accretion to the amount of 2,128,847 thousand rubles to retained earnings for the prior years. Such operation was represented without changes of the initial balance in books at the beginning of the reporting year. A also due to write-off of fixed assets write up amounts upon retirement to the amount of 120,298 thousand rubles, due to free acquired or transferred fixed assets to the amount of 71,307 thousand rubles, due to write-off of periodicals to the amount of 16 thousand rubles.

3.9. Shares of the Company

As of December 31, 2004 the authorized capital of OAO Kuzbassenergo amounted 606,163,800 (six hundred six million one hundred sixty three thousand eight hundred) rubles, consisted of 606,163,800 ordinary shares with par value of RUB 1 (one).

10.2 million of ordinary shares (2003 – 13.7 million of ordinary shares) are owned by the employees of OAO Kuzbassenergo, 585.8 million of ordinary shares (2003 – 578.8 million of ordinary shares) are owned by legal entities.

OAO Kuzbassenergo does not own any company's stock, subsidiaries do not own any stock of OAO Kuzbassenergo.

3.10. Government Grants

In the reporting year OAO Kuzbassenergo did not receive any government grants.

3.11. Basic Subsidiaries and Associates

Subsidiaries:

No.	Name of subsidiary	Share in authorized capital	Location	*Type of activity*
1.	Open Joint-Stock Company Andreevskoye	100.0%	Russia, Kemerovo region, Kemerovo district, Andreevsky settlement	Production and sale of agricultural products, crop production and animal produce; creation of processing facilities based on foodstuff, consumer goods production and agricultural products processing advanced technologies.
2.	Open Joint-Stock Company Kuzbasshidroenergostroi	100.0 %	Russia, Kemerovo region, Krapivinsky district	Building and assembly jobs related to construction, reconstruction, re-equipment as well as repair of industrial and civil facilities; production and sale of construction materials and structures, products under their full product mix, including controlled by Goctechnadzor of Russia; design works.
3.	Limited Liability Company Sbytenergo	100.0%	Russia, Kemerovo region, Kemerovo district, Metalploschadka settlement, 14, Severnaya str.	Sale of electrical and heat energy; operation, assembly, setting of energy equipment, transportation and manual supervision of electrical and heat energy.
4.	Open Joint-Stock Company Prokopyevsk-energo	60.0 %	Russia, Kemerovo region, Prokopyevsk, 14, Energeticheskaya str.	Supply of electric and heat energy consumers by means of energy purchase, conversion, distribution, transportation and sales; maintenance of electrical measuring instruments,

No.	Name of subsidiary	Share in authorized capital	Location	Type of activity
				electricity supply meters; operation and setting of lifting mechanisms and constructions; building and assembly works; delivery, transportation, dispatch and other activities related to transportation; establishing and operation of refueling station s; trade, intermediary and foreign-economic activity; support of R&D, design, technological and implementation works.
5.	Limited Liability Company Supervolokno	60.0 %	Russia, Kemerovo, Stroigorodok	Production of heat insulation material.
6.	Limited Liability Company Bill of Exchange Center Kuzbassenergo	100.0%	Russia, Kemerovo, 30 Kuznetsky avenue	Export and import operations in respect of industrial and technical and consumer goods, scientific and technical knowledge and services; intermediary and trading activity.
7.	Open Joint-Stock Company Investment and Industrial Association Vodokanal	74.5 %	Russia, Kemerovo region, Prokopyevsk, 3, Kirpichnaya str.	Supply of water to consumers and intake of wastewater, operation, maintenance, current and emergency repair of external and internal systems of electrotechnical equipment and networks.
8.	Open Joint-Stock Company Kuzbasssetremont	100.0%	Russia, Kemerovo region, Novokuznetsk, 1, Nevskogo str.	Repair of equipment, buildings and constructions of electric networks; repair of high-voltage lines by voltage of 0,4 - 20 kilovolt; repair of buildings and constructions at the electric networks facilities; setting, testing and diagnosis of equipment, buildings and constructions of electric networks; assembly of equipment, buildings and constructions of electric networks; supply and sales operations.

	Name of subsidiary	Share in authorized capital	Location	Type of activity
9.	Closed Joint-Stock Company ATR (Moto Transport Enterprise) Kuzbassenergo	100.0 %	Russia, Kemerovo, 4. Stantsionnaya str.	Rendering of transport dispatch services to legal entities and individuals; maintenance and repair of transport of legal entities and individuals; capital construction of industrial and social facilities; design works in respect of reconstruction of technological buildings and constructions; establishing of consumer goods production facilities; wholesale and retail trade.
10.	Closed Joint-Stock Company Medical and Sanitary Department Health Center Energetik	100.0%	Russia, Kemerovo, 37 Kuzbasskaya str.	Skilled medical aid, including special aid; out-patient and ambulatory care; day hospital; prevention service, medical examinations and so on.
11.	Open Joint-Stock Company Kuzbassenergoservic e	100.0%	Russia, Kemerovo, 12, Ostrovskogo str.	Organization of works according to its own structure of output based on the principle of package job contract and performance of general contractor functions; organization of works based on the principle of "turnkey" and performance of customer functions; logistics, in-house and works performed by third party companies; repair of electric and energy equipment at heat and power plants, distributing terminals and constructions, in other enterprises, companies, different technology equipment, pipelines, products pipelines, distributing electric networks, buildings and constructions, lifting constructions and appliances; capital construction and re-equipment of energy companies and other industries, civil and social facilities.
12.	Open Joint-Stock Company Kuzbass Power Repair Company	100.0%	Russia, Kemerovo, 30 Kuznetsky avenue	Building and assembly jobs related to construction, reconstruction, re-equipment as well as repair of industrial and civil facilities under their full product mix as general contractor and sub-contractor; supervision over quality of general construction works quality and output of products of construction purpose, including performance of works for third parties under agreements; (production and sale

No.	Name of subsidiary	Share in authorized capital	Location	Type of activity
				of construction materials, structures and products under their full product mix, including controlled by Goctechnadzor of Russia; construction of gas supply facilities, gas-regulating station and installations, gas pipelines and gas equipment of industrial, agricultural and other companies using natural gas; assembly, setting and repair of energy facilities, plant, heat-and-power engineering equipment and power installation of consumers.
13.	Open Joint-Stock Company Engineering and Analytical Centre Kuzbasstekhenergo	100.0%	Russia, Kemerovo, 17, Stantsionnaya str.	Testing and setting, development of standard and energy specifications of heat-mechanic equipment (boilers, turbines, heat supply systems, auxiliary equipment); performance of works (services) of environmental purpose related to adjustment and operation of ecological equipment, ventilation systems, tools of measuring and control of ecological characteristics of production and vehicles; performance of balancing and commissioning works at heat engineering units of gas companies, setting of automation systems and water-chemical regimes of boiler units; production, repair, calibration and testing of measuring tools; repair and setting of automation tools, electronics; repair and assembly of electrotechnical equipment and networks.

No.	Accurate legal name of the Company	Date of share acquisition	Authorized capital, RUB	Share in AC, %	Carrying value of shares	Book value of shares	Type of activity	Note
1.	OOO Bill of Exchange Centre Kuzbassenergo	20.08.1999	401,000	100%	401,000	401,000	Bill settlements, wholesale and retail trade	Financial condition is stable
2.	ZAO ATR (Moto Transport Enterprise) Kuzbassenergo	04.10.2004	5,000,000	100%	5,000,000	2,445,000	Transport services	Financial condition is stable
3.	ZAO Medical and Sanitary Department Health Center Energetik	07.09.2004	2,000,000	100%	2,000,000	980,000	Medical services	Financial condition is stable
4.	OAO Kuzbassenergoservice	17.07.2002	500,000	100%	500,000	2,298,000	Repair, assembly, setting works	Financial condition is stable
5.	OAO Engineering and Analytical Centre Kuzbasstekhenergo	30.01.04 minutes No. 8/9	18,540,000	100%	18,540,000	18,000,000	Engineering and design works	Financial condition is stable
6.	ZAO Kuzbass Power Repair Company	30.01.04 minutes No. 8/9	29,240,000	100%	29,240,000	30,022,000	Repair of heat and electric energy facilities	Financial condition is stable
7.	OAO Kuzbassetremont	30.01.04 minutes No. 8/9	И,751000	100%	11,751,000	8,767,000	Repair of network energy facilities	Financial condition is stable
8.	OOO Sbytenergo	21.03.2000	100,000	100%	100,000	100,000	Sale of electric energy, financial transactions, wholesale and retail trade	Financial condition is stable
9.	OAO Prokopyevskenergo	20.09.2000	32,300,000	60%	19,380,000	19,380,000	Sale of electric energy	Financial condition is stable
10.	OAO Investment and Industrial Association Vodokanal	28.10.2001	42,000,000	74.5%	31,300,000	31,300,000	Cleaning constructions	Financial condition is stable
11.	OAO Kuzbasshidroenergostroi	22.01.1997	118,619,000	100%	118,619,000	118,619,000	Capital construction	Proceedings in bankruptcy *
12.	OAO Andreevskoye	22.01.1997	36,437,000	100%	36,437,000	36,437,000	Subsidiary plot	
13.	OAO Supervolokno	01.04.1994	400,000	60%	240,000	240,000	Production of heat insulation material	

* do not included into consolidated Financial Statements of OAO Kuzbassenergo

In 2004 some products of the Company were sold by commodities exchange and it is characterized by the indicators in the table

Barter operations

Indicators	Reporting year	Similar period of the previous year
Total number of companies involved in barter operations	54	42
Total proceeds from such operations, RUB '000, including:	4,768	19,560
ZAO Kuzbass Power Repair Company	*1,005*	-
ZAO ATR	*445*	-
OOO Sibenergougolsnab	*186*	*3,266*
OOO Barel	-	*6319*
OAO KAM	*195*	*6,006*
Other	*2,937*	*3,969*
Total proceeds from barter operations in % to total proceeds for the reporting year	0.02	0.1

According to the table the proportion of barter operations in the total proceeds was very small and was equal to 0,02% in total, at that in the reporting year the number of companies involved into barter operations increased.

3.13. Other Operating Income and Expenses

Income and expenses for the reporting year are represented in the Income Statement separately for ordinary activities income, operating and non-operating income and expenses with breakdown by types and values and comparison to the prior year.

Analysis of Sales Profit (Loss)

RUB '000

Indicator	Income		Expenses		Financial performance	
	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year
Sal[illegible]oods, products, works, services - total	16,704,631	16,993,144	14,825,003	15,325,761	[,879,628	1,667,383
including:						
electric energy	12,612,924	13,306,092	11443,017	12,049,157	1,169,907	1,256,935
heat energy	3,497,399	3,180,396	3,016,604	2,887,406	480,795	292,990
commercial goods, works, services	584,911	454,082	356,871	330,484	228,040	123,598
non-commercial goods, works, services	9,397	52,574	8511	58,714	886	-6,140
Selling expenses	X	X	941	19,235	-941	-19235
Administrative expenses	X	X	0	0	0	0
Profit (loss) from sales	X	X	X		1,878,687	1,648,148

In comparison to the prior year in the reporting year proceeds decreased by 288,513 thousand rubles or 1.7 %. Energy sales income amounted to 16,110,323 thousand rubles or 96.4 % of total proceeds, from sales of other goods, works, services – 594,308 thousand rubles or 3.6 %.

In total in the reporting year cost of energy production amounted to 14,459,621 thousand rubles or 97.5% of total expenses. Expenses for other operations not related to production and distribution of the energy amounted to 365 382 thousand rubles.

Decrease of proceeds resulted from reduction of energy production due to entrance of one major consumer of electric energy – OAO NKAZ to the Federal National Wholesale Electric Power Market. This was the reason for some changes in proceeds structure: reduction of proceeds from sales of electric energy with increase of proceeds from sales of heat energy. In comparison to the similar period of the prior year proceeds from sales of electric energy decreased by 693,168 thousand rubles or 5.2 %, proceeds from sales of heat energy increased by 317,003 thousand rubles or 10 %. There were respective changes in the structure of costs: production of electric energy became less cost-based (by 606,140 thousand rubles or 5 %), production costs of heat energy increased by 129,198 thousand rubles (4.5 %).

In 2004 sales profit of OAO Kuzbassenergo amounted to 1,878,687 thousand rubles with increase by 230,539 thousand rubles or 14 % in comparison to 2003.

In 2004 growth rate of proceeds from sales of basic products of OAO Kuzbassenergo exceeded costs growth rate in mainline, it have a positive influence on profit from sales of products, works, services of the Company in general. In addition in the reporting year as consequence selling expenses reduced by 18,294 thousand rubles or 95%.

At the end of 2004 profitability of sales was 11.2 % (in 2003 - 9.7%).

3.14. Other Non-operating Income and Expenses

RUB '000

Indicator	Income		Expenses		Financial performance	
	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year
Other operating income and expenses	1,153,455	2,686,164	1,643,627	2,858,157	-490,172	-171,993
including:						
from sales of securities (bills)	797,786	2,089,654	795,014	2,094,406	2,772	-4,752
from sales of inventories	202.550	225.244	200180	222.680	2.370	2.564
Other	153,119	371,266	648,433	541,071	-495,314	-169,805

In the reporting year other operational income reduced by 1,532,709 thousand rubles or 57.1%. In comparison to the prior year other operating expenses decreased as well. Reduction amounted to 1,214,530 thousand rubles or 42.5 %.

Securities (bills) transactions were stall basic operations of the Company in 2004. Due to such operations in 2004 the Company's profit amounted to 2,772 thousand rubles (in 2003 loss related to sales of securities amounted to 4,752 thousand rubles).

Provision for doubtful accounts of 76,261 thousand rubles created in 2003 and unused in the reporting year is represented as other operational income.

Provision for doubtful accounts of 200,000 thousand rubles created in 2004 is represented as other operating expenses, this fact has influence on operating performance as well.

Property tax of 343,066 thousand rubles (increase by 244,253 thousand rubles in comparison to 2003) had significant influence on operating performance of 2004.

In 2004 losses related to other operating activities amounted to 490,172 thousand rubles (increase by 318,179 thousand rubles (2.8 times) in comparison to 2003).

3.15. Other Non-operating Income and Expenses

RUB '000

Indicator	Income		Expenses		Financial performance	
	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year
Non-operating income and expenses -total	185,393	116,376	1,568,712	830,462	-1,383,319	-714,086
including:						
profit(loss) of the prior years revealed in the reporting period	*126,782*	*50,032*	*6,818*	*126,572*	*119,964*	*-76,540*
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on	*7,452*	*783*	*2,965*	*4,359*	*4,487*	*-3,576*
Property in excess based on inventory	*18,942*	*17,731*	*0*	*0*	*18,942*	*17,731*
liabilities of more than three years	*9,448*	*31,290*	*393,414*	*25,668*	*-383,966*	*5,622*
other	*22,769*	*16,540*	*1,165,515*	*673,863*	*-1,142,746*	*[illegible],657,323*

In comparison to the prior year in the reporting year non-operating income increased by 69,017 thousand rubles or 59.3 %, mainly due to profit for the prior years revealed in the reporting year.

Non-operating expenses of 2004 increased by 738,250 thousand rubles or 88.9 % and amounted to 1,568,712 thousand rubles. In the structure of non-operating expenses the largest proportion falls to expenses attributed to consumption (1,153,048 thousand rubles), where 712,030 thousand rubles – fines and penalties for pollutant emissions, including in excess of norms (669,217 thousand rubles according to writ of execution of the Arbitration Court of Kemerovo region of 07.05.2004). And one of the reasons for increase of non-operating expenses is loss from write-off of accounts receivable with expired limitation period to the amount of 393,414 thousand rubles.

Such changes resulted in increase of loss from non-operating activities. In comparison to the similar period of the prior year they increased by 669,233 thousand rubles (by 93.7%) and amounted to 1,383,319 thousand rubles.

3.16. Taxes

Information about Budget Settlements in 2004

RUB '000

Payments to budget	Balance as of January 1, 2004		Charged		Paid		Transferred to deferred tax liabilities	Balance as of December 31, 2004	
	Total payables (+), overpayment (-)	Share, %	Total payables (+), overpayment (-)	Share, %	Total payables (+), overpayment (-)	Share, %		Total payables (+), overpayment (-)	Share, %
Total payments	644,455	100	3,639,335	100	3,082,218	100	179,107	1,201,572	100
Including									
Income tax	41,960	6.5	144,405	4.0	324,119	10.7	179,107	-142,754	-11.9
VAT	718,567	111.5	1,574,379	43.3	1,076,086	34.9		1216,860	101.3
Property tax	-205,871	-31.9	248,226	6.8	138,836	4.5		-96,481	-8.0
Income tax for individuals	20,872	3.2	198,016	5.4	201,952	6.6		16,936	1.4
Other taxes and payments	68,927	10.7	1,474,309	40.5	1,336,225	43.4		207,011	17.2

As of December 31, 2004 in the total amount of accounts payable to budget the maximum amount falls to payables to federal budget – 1,192,687 thousand rubles, including restructured payables according to the Resolution of the Government of the Russian Federation No. 1002 of 03.09.1999 and Decision of Inspectorate of the Ministry of Taxation for Kemerovo region No.1 of 31.08.2001. According to instructions of OAO RAO UES of Russia restructured payments of principal amount, income tax fines and penalties are recorded as deferred liabilities.

Repayment schedule for restructured payables is followed by the Company in full. In addition in order to write off payables related to fines and penalties the Resolution on advanced repayment of budget payments restructuring schedule until 01.08.2005 is approved.

As of December 31, 2004 tax overpayment into all budgets amounted to 97,278 thousand rubles, such overpayment arose in separate territories in respect of income tax and property tax due to mobilization capacity benefit, in respect of income tax due to payment within charged amounts under Inspection Certificates of the Inspectorate of the Ministry of Taxation for Kemerovo (No. 1464 and 1451), submission of adjusted return for 2001 due to inclusion into cost price and deductions for formation of target funds for implementation of energy saving programs as well as advance transfers.

Information about Settlements with off-budget Social Funds in 2004

RUB '000

Payments to off-budget funds	Balance as of January 1, 2004.		Charged		Paid		Balance as of December 31, 2004	
	Total	Share, %	Total	Share, %	Total	Share, %	Total	Share, %
Total payments	217,758	100	713,332	100	499,904	100	431,186	100
Including								
Pension fund	142,433	65.4	320,897	45	390,912	78.2	72,418	16.8
Social security fund	-2,639	-1.2	53,369	7.5	52,590	10.5	-1,860	-0.44
Obligatory medical insurance fund	2,965	1.4	41,217	5.8	44,119	8.8	63	0.1
Penalties, fines	74,999	34.4	297,849	41.8	12,283	2.5	360,565	83.6

Insurance payables into the pension fund of 71,973 thousand rubles was restructured in 2001 according to the Resolution of the Government of the Russian Federation No.699 of 01.10.2001.

Accounts receivable in respect of payments to social security fund to the amount of 1,860 thousand rubles resulted from excess of amounts used out of the fund over accrued amounts.

3.17. Extraordinary Circumstances Results

RUB '000

Indicator	Income		Expenses		Financial performance	
	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year
Income and expenses of extraordinary circumstances -total including:	9,262	4,856	11,279	3,753	-2,017	1,103
- insurance compensation	9,249	4,837	X	X	X	X
[illegible]st of inventory holdings	13	19	0	73	13	-54
- losses from write-off	X	X	5,223	3,680	X	X
- other extraordinary expenses	X	X	6,056	0	X	X

In 2004 expenses of the Company related to extraordinary circumstances amounted to 11,279 thousand rubles, that is 3.5 times as much as in 2003. The storm in February of the reporting year resulted in substantial damage to the property of OAO Kuzbassenergo. The Company losses due to write-off of property resulted from extraordinary circumstances amounted to 5,223 thousand rubles, and extraordinary expenses for repair of the damaged equipment, buildings and constructions amounted to 6,056 [illegible]ousand rubles.

Total amount of insurance compensation in 2004 amounted to 9,249 thousand rubles, including 8,281 thousand rubles of storm damage compensation.

Considering the insurance compensation received in 2004 the amount of damage exceeded the amount of income by 2,017 thousand rubles.

3.18. Liquidation

Under the Resolution of the Board of Directors of OAO Kuzbassenergo of 22.06.2004 (Minutes No.15/9) the branch of OAO Kuzbassenergo 103 Militarized Guard Detachment was liquidated from 01.09.2004. OAO Kuzbassenergo facilities security functions were passed to Kemerovo branch of Security Department of the Ministry of Energy of the Russian Federation, part of the property was let on lease, and another part of the property was granted free of charge under agreement No.1 of 19.07.2004 "For security services rendering".

Under the Resolution of the Board of Directors of OAO Kuzbassenergo of 04.11.2003 (Minutes No.5/9) the branch of OAO Kuzbassenergo Repair Company Kuzbassenergoremont was liquidated from 01.03.2004. Functions in respect of the equipment, buildings and constructions repair and maintenance for generation and network companies of OAO Kuzbassenergo were passed to: OAO Kuzbassenergoservice (100% subsidiary and associate established on the basis of property and personnel of liquidated branch Kuzbassenergoremont), performs major repairs of boilers, turbine, transformers, and capital construction and re-equipment works, produces repair parts.

Under the Resolution of the Board of Directors of OAO Kuzbassenergo of 04.11.2003 (Minutes No.5/9) the branch of OAO Kuzbassenergo Kuzbassenergosnabkomplekt was liquidated from 01.03.2004. Functions in respect of the logistics for capital construction facilities, re-equipment and repair and operation needs of the branches of OAO Kuzbassenergo were passed to Logistics Management Directorate of the Executive Board of OAO Kuzbassenergo.

Under the Resolution of the Board of Directors of OAO Kuzbassenergo of 30.04.2004 (Minutes No.13/9) the branch of OAO Kuzbassenergo ATR (Moto Transport Enterprise) was liquidated from 01.08.2004. Functions in respect of transportation and dispatch services of the branches of OAO Kuzbassenergo were passed to ZAO ATR (Moto Transport Enterprise) Kuzbassenergo, property was contributed to the authorized capital of ZAO ATR (Moto Transport Enterprise) Kuzbassenergo, part of the property was sold.

Under the Resolution of the Board of Directors of OAO Kuzbassenergo of 30.04.2004 (Minutes No.13/9) the branch of OAO Kuzbassenergo Medical and Sanitary Department Health Center Energetik was liquidated from 01.08.2004. Functions in respect of medical aid to the personnel of the branches of OAO Kuzbassenergo were passed to ZAO Medical and Sanitary Department Health Center Energetik, property was contributed to the authorized capital of ZAO Medical and Sanitary Department Health Center Energetik, part of the property was sold.

3.19. Profit per Share

	2004	2003
Basic profit for reporting year, RUB '000	-390,580	790
Weighted average number of ordinary shares in circulation in the reporting year, shares	606,163,800	606,163,800
BASIC PROFIT PER SHARE, RUB '000	0	0

The Company does not plan to accrue and pay any dividends for 2004. In 2004 the Company does not accrue and pay any dividends for 2003.

3.20. Affiliated Persons

Head Company

OAO Kuzbassenergo is controlled by OAO RAO UES of Russia which owns 49% of ordinary shares of OAO Kuzbassenergo, the rest 51% of ordinary shares are distributed among many shareholders.

In addition, affiliated persons of OAO Kuzbassenergo include:

1. members of the Board of Directors of OAO Kuzbassenergo and members of the Management Board indicated in General information section of the Explanatory Note;
2. 13 subsidiaries:
   - OAO Andreevskoye;
   - OAO Kuzbasshidroenergostroi;
   - OOO Sbytenergo;
   - OOO Supervolokno;
   - OAO Investment and Industrial Association Vodokanal;
   - OAO Prokopyevskenergo;
   - OOO Bill of Exchange Center Kuzbassenergo;
   - OAO Engineering and Analytical Centre Kuzbasstekhenergo;
   - OAO Kuzbass Power Repair Company;
   - OAO Kuzbassetremont;
   - ZAO ATR (Moto Transport Enterprise) Kuzbassenergo;
   - ZAO Medical and Sanitary Department Health Center Energetik;
   - OAO Kuzbassenergoservice;
3. ZAO Teplovye seti (heat networks), (Kemerovo region, Mysky, 2, Kutuzova str.).

In the reporting year the Company sold its products to the following affiliated persons:

Name	Operation	Cost Indicator RUB '000.	
		2003	2004
1. RAO UES of Russia	Subscription fee settlements		
2. OOO Sbytenergo	Sale of electric energy, other services	95,716	150,131
3. OAO Prokopyevskenergo	Sale of electric energy, other services	546,589	555,186
4.OOO Bill of Exchange Center	Sale of electric energy, heat energy, inventories, other services	134,975	20,153
5. ZAO Teplovye seti	Sale of electric energy, other services	-	32,443
6.OAO Kuzbassenergoservice	Sale of electric energy, other services	-	65,117
7.OAO Engineering and Analytical Centre Kuzbasstekhenergo	Sale of electric energy, other services	-	4,842
8.ZAO ATR	Sale of electric energy, other services	-	9,621
9.ZAO Medical and Sanitary Department Health Center	Sale of electric energy, other services	-	8510
10.OAO Kuzbass Power Repair Company	Sale of electric energy, other services	-	4,032
11 .OAO Kuzbassetremont	Sale of electric energy, other services		4,939
12.A. A. Vagner	Chairman of the Board of Directors of OAO Kuzbassenergo	no	no
13. A. I. Bolshakov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
14. V. P. Mazikin	Member of the Board of Directors of OAO Kuzbassenergo	no	no
15. A. A. Negomedzyanov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
16. V. Y. Platonov	Member of the Board of Directors of OAO Kuzbassenergo	no	no

Name	Operation	Cost Indicator RUB '000	
		2003	2004
17. R. V. Kozhura	Member of the Board of Directors of OAO Kuzbassenergo	no	no
18. N. V. Nikiforov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
19. I. V. Novikov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
20. O. V. Parhomuk	Member of the Board of Directors of OAO Kuzbassenergo	no	no
21. S. L. Khromov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
22. A. A. Shumilov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
23. S. N. Mikhailov	Member of the Board of OAO Kuzbassenergo	no	no
24. A. A. Grebennikov	Member of the Board of OAO Kuzbassenergo	no	no
25. B. I. Ivanov	Member of the Board of OAO Kuzbassenergo	no	no
26. A. K. Erofeev	Member of the Board of OAO Kuzbassenergo	no	no
27. A. M. Lavrov	Member of the Board of OAO Kuzbassenergo	no	no
28. L. P. Petrov	Member of the Board of OAO Kuzbassenergo	no	нет
29. Y. A. Gretsynger	Member of the Board of OAO Kuzbassenergo	no	no
	TOTAL:	777,280	854,974

In the reporting year the Company purchased products from the following affiliated persons:

Name	Operation	Cost Indicator RUB '000	
		2003	2004
RAO UES of Russia	Subscription fee settlements	1,753,622	992,493
2. OOO Sbytenergo	Remuneration for collection of receivables from customers contract works	6,612	4,352
3 .OAO Prokopyevskenergo	Sale of coal, electric energy, fixed assets and remuneration	75,066	21,488
5.OOO Bill of Exchange Center	Sale of inventories, other services	432,443	6,936
6. ZAO Kuzbassenergoservice	Design works, other services	-	240,305
7.OAO Engineering and Analytical Centre	Design works, other services	-	27,760
8. ZAO ATP	Transport services	-	173,127
9. ZAO Health Center Energetik	Medical services	-	36,003
10.OAO Kuzbass Power Repair Company	Contract works, other services		92,202
11 .OAO Kuzbassremont	Contract works, other services	-	45,909
12.A. A. Vagner	Chairman of the Board of Directors OAO Kuzbassenergo	no	no
13. A. I. Bolshakov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
14. V. P. Mazikin	Member of the Board of Directors of OAO Kuzbassenergo	no	no
15. A. A. Negomedzyanov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
16. V. Y. Platonov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
17. R. V. Kozhura	Member of the Board of Directors of OAO Kuzbassenergo	no	no

Name	Operation	Cost Indicator RUB '000	
		2003	2004
18. N. V. Nikiforov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
19. I. V. Novikov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
20. O. V. Parhomuk	Member of the Board of Directors of OAO Kuzbassenergo	no	no
21. S. L. Khromov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
22. A. A. Shumilov	Member of the Board of Directors of	no	no
23. S. N. Mikhailov	OAO Kuzbassenergo		
24,A. A. Grebennikov	Member of the Board of OAO Kuzbassenergo	no	no
25. B. I. Ivanov	Member of the Board of OAO Kuzbassenergo	no	no
26. A. K. Erofeev	Member of the Board of OAO Kuzbassenergo	no	no
27. A. M. Lavrov	Member of the Board of OAO Kuzbassenergo	no	no
28. L. P. Petrov	Member of the Board of OAO Kuzbassenergo	no	no
29. Y. A. Gretsynger	Member of the Board of OAO Kuzbassenergo	no	no
	TOTAL:	2,267,743	1,640,575

Settlements with Affiliated Persons

As of December 31, 2004 the receivables from affiliated persons to the Company were as follows:

RUB '000

	2003	2004
Accounts receivable of the Company		
1. OOO Sbytenergo	81,471	149,822
2. OAO Prokopyevskenergo	50,334	-
3. OOO Bill of Exchange Center Kuzbassenergo	671,099	498,855
4. OAO Engineering and Analytical Centre Kuzbasstekhenergo	-	83
5. ZAO Health Center Energetik	-	2,758
6. ZAO ATR	-	22,256
7. ZAO Kuzbassenergoservice	-	86,391
8. OAO Kuzbass Power Repair Company	-	183
9. OAO Kuzbassetremont	-	3,688
Total:	802,904	764,036
Accounts payable of the Company		
1. OOO Bill of Exchange Center Kuzbassenergo	92,812	109
2. OAO RAO UES of Russia	371,627	60,000
3. OAO Prokopyevskenergo	36,075	11,971
4. OAO Sbytenergo	2,580	367
5. OAO Engineering and Analytical Centre Kuzbasstekhenergo	-	2,750
6. ZAO Health Center Energetik	-	370
7. ZAO ATR		8,087
8. ZAO Kuzbassenergoservice	-	2,338
9. OAO Kuzbass Power Repair Company	-	2,660
10. OAO Kuzbassetremont	-	635
Total:	503,094	89,287

Remuneration to Directors

In 2004 the Company paid to the members of the Board of Directors the remuneration of 1,742 thousand rubles (2003 - 723 thousand rubles) in total, to the members of the Board - 430 thousand rubles (2003 - 338 thousand rubles).

3.21. Segment Information

Operating Segments

The operations of the Company may be divided into the following operating segments:

- production and distribution of electric and heat energy;
- production of commercial goods, works, services;
- production of non-commercial goods, works, services.

	Production and distribution of electric and heat energy	Production of commercial goods, works, services	Production of non-commercial goods, works, services	Total for the Company
In 2004				
Proceeds of segment	16,110323	584,911	9,397	16,704,631
Profit (loss) of segment	1,650,702	228,040	886	1,879,628
Expenses not distributed by segments	X	X	X	3,621,899
Income not distributed by segments	X	X	X	1,351,691
Capital investments	1,561,539	56,694	911	1,619,144
Depreciation charges for fixed assets in the reporting year	1,708,032	62,013	996	1,771,041
Depreciation charges for intangible assets in the reporting year	0	0	0	0
In 2003				
Proceeds of segment	16,486,488	454,082	52,574	16,993,144
Profit (loss) of segment	1,549,925	123,598	-6,140	1,667,383
Expenses not distributed by segments	X	X	X	4,474,522
Income not distributed by segments	X	X	X	2,807,929
Capital investments	1,921,308	52,918	6,127	1,980,353
Depreciation charges for fixed assets in the reporting year	1,613,204	44,432	5,144	1,662,780
Depreciation charges for intangible assets in the reporting year	0	0	0	0
As of December 31, 2004	31,054,634	1,127,488	18,114	32,200,236
Assets of segment	X	X	X	513,929
Assets not distributed by segments	X	X	X	32,714,165
Assets – total	4,486,473	162,889	2,617	4,651,979
Liabilities of segment	X	X	X	2,445,505
Liabilities not distributed by segments	X	X	X	7,097,484
Liabilities — total	31,054,634	1,127,488	18114	32,200,236
As of 31.12.2003				
Assets of segment	31,720,666	873,672	101,154	32,695,493
Assets not distributed by segments	X	X	X	212,565
Assets - total	X	X	X	32,908,058

	Production and distribution of electric and heat energy	Production of commercial goods, works, services	Production of non-commercial goods, works, services	Total for the Company
Liabilities of segment	5,766,127	158,815	18,388	5,943,329
Liabilities not distributed by segments	X	X	X	2,112,851
Liabilities - total	X	X	X	8,056,180

Proceeds (income) of segments arose due to results of operations with external buyers. There are no operations with other segments. Summarized financial performance by segments is different from profit from sales of the companies indicated in column "Total for the Company ", line "Profit (loss) of segment", by general and other expenses in respect of the Company's operations undistributed by segments. Expenses in respect of the income tax and other similar obligatory payments, interest payable and receivable, income from participation in other companies, as well as extraordinary income and expenses are not included into profit (loss) of segment.

Other operating income and expenses as well as non-operating income and expenses were not distributed among the segments as it was inexpedient and had no necessary basis.

Chiefly assets segments included fixed assets, intangible assets, inventories, work in progress, accounts receivable, cash assets and other current assets.

Financial investments were not included into assets of segments. Liabilities of segments included short-term and long-term liabilities, except for payables to budget for income tax and liabilities related to credits and loans granted for funding of the Company's operation.

Capital investments of segments included capital investments into fixed assets and intangible assets.

In 2004 the total proceeds from sales of OAO Kuzbassenergo amounted to 16,704,631 thousand rubles, including from energy production – 16,704, 323 thousand rubles or 96.4%. Total gross profit of the Company in 2004 amounted to 1,879,628 thousand rubles, including for segment "Production of electric and heat energy" – 1,650,702 thousand rubles.

According to the table the basic operating segment of OAO Kuzbassenergo was "Production of electric and heat energy". Assets of this segment amounted to 94.9% of all assets of OAO Kuzbassenergo or 31,054,634 thousand rubles. 63.2% of all Company's liabilities fell to this segment (4,486,473 thousand rubles). It should be noted that 2,445,505 thousand rubles were not distributed as they included liabilities related to credits and loans granted for funding of the Company's operation.

Geographic Segments

Breakdown of OAO Kuzbassenergo operations by geographic segments was not carried out as products we produced and sold in one geographic region - Kemerovo region.

3.22. Post Balance Sheet Events

Post balance sheet event is a business event which has influence or may have influence on the financial condition, cash flow or performance of the Company and which takes place from the reporting date and date of signing of the Financial Statements for the reporting year.

3.23. Contingent Liabilities

Claims

Claims laid against OAO Kuzbassenergo in 2004: 82 claims to the amount of 74,944.55 thousand rubles. Including: 18 claims amounted to 12,987.81 thousand rubles were actually allowed; 65 claims amounted to 52,390.18 thousand rubles were denied; as of January 1, 2005 one claim was pending (to the amount of 9,712.61 thousand rubles).

Claims laid by OAO Kuzbassenergo in 2004: 1,825 claims to the amount of 446,174.42 thousand rubles. Including: 256,811.64 thousand rubles were actually received under 920 claims; 726 claims amounted to 150,942.86 thousand rubles were denied; as of December 31, 2004 207 claims were pending (to the amount of 47,604.09 thousand rubles).

Suit mounted against OAO Kuzbassenergo in 2004: 127 petitions to the amount of 241,402.94 thousand rubles. Including: 44 suits amounted to 119,359.36 thousand rubles were actually allowed; 85 suits amounted to 749,851.14 thousand rubles were denied; as of December 31, 2004 50 suits were pending (to the amount of 1,007,930.92 thousand rubles).

Suit mounted by OAO Kuzbassenergo in 2004: 2,075 petitions to the amount of 973,958.08 thousand rubles. Including: 1,984 suit amounted to 1,214,699.36 thousand rubles were actually allowed; 25 suits amounted to 975,737.19 thousand rubles were denied; As of January 1, 2005 283 suits were pending (to the amount of 1,055,244.05 thousand rubles).

More detailed information indicating the persons involved in contest to the amount of more than 10 million rubles pending as of December 31, 2004:

Claims (petitions) against OAO Kuzbassenergo:

1) Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on recovery of tax penalties to the amount of 214,938,640 rubles;
2) Ministry of Finance of the Russian Federation on recovery of principal amount under loan agreement, and interest on loan and interest on use of borrowed funds to the total amount of 62,985,277.58 rubles;
3) Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on recovery of taxes and penalties to the total amount of 680,274,820 rubles;
4)OAO Yuzhkuzbassugol on recovery of overpaid amounts for electric energy and interest to the total amount of 56,828,047.78 rubles;
5) OAO Kuznetsk on recovery of unjust enrichment and interest to the total amount of 42,018,263 rubles.

Claims laid by OAO Kuzbassenergo and pending as of January 1, 2005:

1) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on payment of tax to the amount of 11,552,272.77 rubles, penalties and fines to the amount of 2,310,454.55 rubles;
2) to invalidate the Resolutions of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of property tax to the total amount of 108,335,134 rubles;
3) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional payments for water body usage to the amount of 11,586,435 rubles, charge of penalties to the amount of 546,854 rubles and fine to the amount of 2,317,286.6 rubles;
4) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on payment of VAT to the amount of 200,843,912 rubles, penalties to the amount of 40,168,782 rubles;
5) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation on additional charge of property tax to the amount of 78,878,968 rubles, respective penalties and fines to the total amount of 11,443,459.6 rubles;
6) to invalidate the claims of the Inspectorate of the Ministry of Taxation of the Russian Federation and Inter-District Inspectorate of the Ministry of Taxation for Kemerovo region on payment of property tax and income tax to the total amount of 57,258,037 rubles;
7) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of income tax and penalties for 2002 to the total amount of 34,609,229 rubles;
8) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of income tax and penalties for 2003 to the total amount of 35,369,450 rubles;
9) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional payments for water body usage to the amount of 12,114,867 rubles, charge of penalties to the amount of 1,108,799 rubles, fine to the amount of 2,422,973 rubles;
10) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of property tax to the amount of 112,862,040 rubles;

11) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of income tax to the amount of 39,517,096 rubles, penalties to the amount of 4,285,215 rubles, additional payments for income tax to the amount of 2,469,819 rubles and fine to the amount of 7,903,419 rubles;

12) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of payments for water body usage at the rate of 11,707,237 rubles, penalties to the amount of 1,182,189 rubles, fine to the amount of 2,341,447 rubles.

The emerging market characteristics prevail in the economy of the Russian Federation. Economic stability prospects to a large extent depend on the efficiency of economic measures undertaken by the Government as well as on development of legal and political systems.

General Director of OAO Kuzbassenergo S. N. Mikhailov

Chief accountant of OAO Kuzbassenergo A. N. Ryumova

Deputy General Director for economy and finance of OAO Kuzbassenergo A.M. Lavrov

KUZBASS OPEN JOINT-STOCK POWER AND ELECTRIFICATION COMPANY (OAO KUZBASSENERGO)
AUDITOR'S REPORT
ON 2005 FINANCIAL STATEMENTS

ZAO PricewaterhouseCoopers Audit
(ZAO PwC Audit)
Kosmodamianskaya Nab. 52, building 5
115054, Moscow
Russia
Telephone +7 (495) 967 6000
Fax +7 (495) 967 6001

AUDITOR'S REPORT
on Financial Statements

To the shareholders of Open Joint Stock Power and Electrification Company Kuzbassenergo (OAO Kuzbassenergo):

Auditor

ZAO PricewaterhouseCoopers Audit (ZAO PwC Audit)
State registration certificate of the company No. 008.890 issued by Moscow registration Chamber on February 28, 1992.
Certificate on entry to the Uniform State Register of Legal Entities of the legal entity registered before June 1, 2002, No. 1027700148431 of August 22, 2002, issued by the Inter-district Inspectorate of the Ministry of Taxation of the Russian Federation No. 39 for Moscow.
License for auditing No. E000376 issued by the Ministry of Finance of the Russian Federation on May 20, 2002, valid till May 20, 2007.

Audited Company
Open Joint Stock Power and Electrification Company Kuzbassenergo (OAO Kuzbassenergo)
Location: 30, Kuznetsky avenue, Kemerovo, 650099, Russian Federation.
The Company is registered on December 30, 1993 by the Resolution of the Kemerovo Administration No. 345.
Certificate on entry to the Uniform State Register of Legal Entities of the legal entity registered before June 1, 2002, No. 1024200678260 of August 12, 2002 issued by the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo region.

on Financial Statements of Open Joint Stock Power and Electrification Company Kuzbassenergo (OAO Kuzbassenergo)

1 We have audited the accompanying Financial Statements of Open Joint Stock Power and Electrification Company Kuzbassenergo (OAO Kuzbassenergo) (hereinafter referred to as the Company) from January 1 to December 31, 2005 inclusive. Financial Statements of the Company includes Balance Sheet, Income Statement, Statement on Changes in Equity, Cash Flow Statement, Appendixes to the Balance Sheet, Explanatory Notes (hereinafter all statements referred to the "Financial Statements"). The Financial Statements are prepared by the management of the Company in accordance with the Russian legislation related to preparation of the financial statements. Statements prepared in accordance with such legislation are substantially different from statements, prepared according to the International Financial Reporting Standards.

2 The executive body of the Company is responsible for preparation and presentation of the Financial Statements. Our responsibility as auditors is to express our opinion in all material respects on these Financial Statements and on whether the accounting is conducted in accordance with the Russian legislation.

3 We conducted our audit in accordance with the Federal Law "On auditing", Federal Auditing Standards, International Standards on Auditing and our internal standards.

4 Our audit was planned and performed to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. Audit includes examining, on a test basis, of evidence supporting the amounts and disclosures in the Financial Statements, assessing compliance with accounting principles and rules of Financial Statements preparation, evaluating significant estimates made by the management of the Company and the presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion on reliability of these Financial Statements and on whether the accounting is conducted in accordance with the Russian legislation.

5 Audit of the Financial Statements of the Company from January 1 to December 31, 2004 was conducted by another auditing company which issued modified auditor's report. In this relation we do not express our opinion on reliability of comparative data included into the Financial Statements of the Company for 2005.

6 In our opinion, save the affect of the circumstances specified above, the accompanying Financial Statements of the Company have been properly prepared to present, in all material respects, the financial position as of December 31, 2005 and financial performance for the period from January 1 to December 31, 2005 inclusive according to the Russian legislation related to preparation of financial statements.

7 Without qualifying the results of our audit, we draw your attention to the following circumstances

a. According to note 2 of section III "Disclosure of the Material Indicators" of the Explanatory Notes of the Company for 2005, in 2006 the Company is planning to liquidate some construction-in-progress objects. Cost of such objects amounts to 215,031 thousand rubles.

б. According to note 16 of section III "Disclosure of the Material Indicators" of the Explanatory Notes of the Company for 2005, the Company is undergone the process of reorganizing by means of spin-off. Assets related to liquidation amount to 13,549,089 thousand rubles (48% of all assets of the Company).

March 20, 2006

Director of the Company France Joseph Kaizer

Auditor I. A. Turchina
Certificate of competence No. K008685
for general audit, with no fixed term

Balance Sheet
as of December 31, 2005

		CODES
	Form No.1 in OKUD	0710001
	Date [year, month, day]	200512 31
Company **OAO Kuzbassenergo**	in OKPO	105638
Taxpayer identification number	TIN	4200000333
Type of activity industry	in OKVED	40.10.11
Business form \ form of ownership **joint-stock**	OKOPF/OKFS	47\41
Unit thousand rubles	OKEI	384

Location: 30 Kyznetsky avenue, Kemerovo, GSP-2, 650000

Date of approval	
Date of delivery	March 3, 2006

ASSET	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
I. NONCURRENT ASSETS			
Intangible assets	110	3	1
Fixed assets	120	26,850,869	27,085,100
Construction in progress	130	1,662,284	1,388,639
Income-bearing investments in tangible assets	135	8	6
Long-term financial investments	140	484,581	329,408
Deferred tax assets	145	527,682	446,700
Other noncurrent assets	150		
TOTAL for section I	190	29,525,427	29,259,150
II. CURRENT ASSETS			
Inventories	210	1,162,236	1,252,923
including:			
raw materials and other inventories	211	1,124,797	1,221,355
livestock	212		-
work in progress	213	-	
finished goods and goods for resale	214	2,297	2,736
goods dispatched	215	2659	289
deferrals	216	32,483	28,543
other inventories and expenses	217	-	-
Value added tax on purchased valuables	220	685,019	762,908
Accounts receivable (payments expected within more than 12 months after the reporting date)	230	1,269,457	301,794
including:			
buyers and customers	231	441,634	167,187
Accounts receivable (payments expected within 12 months after the reporting date)	240	2,456,687	1,870,240
including:			
buyers and customers	241	1,124,386	650,859
Short-term financial investments	250	29,340	825
Cash assets	260	262,702	476,439
Other current assets	270		1437
TOTAL for section II	290	5,865,441	4,666,566
Balance	300	35,390,868	33,925,716

LIABILITY	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
III. EQUITY AND PROVISIONS			
Authorized capital	410	606,164	606,164
Stock redeemed from shareholders	415		-
Surplus capital	420	24,913,582	24,844,246
Capital reserves	430	1,281,831	1,348,789
including:			
reserves and provisions arisen in accordance with legislation	431	16,858	16,858
reserves and provisions arisen in accordance with constituent documents	432		
Retained earnings for the prior years	460	1,264,973	1,331,931
Retained earnings (uncovered loss)	470		138,470
TOTAL for section III	490	26,801,577	26,937,669
IV. LONG-TERM LIABILITIES			
Loans and credits	510		
Deferred tax liabilities	515	662,925	555,764
Other long-term liabilities	520	2,956,215	1,260,975
TOTAL for section IV	590	3,619,140	1,816,739
V. CURRENT LIABILITIES			
Loans and credits	610	2,445,505	1,605,127
Accounts payable	620	2,259,489	2,790,413
including:			
suppliers and contractors	621	586,991	835,050
payables to personnel of the Company	622	44,278	56,398
payables to state off-budget funds	623	50,177	31,344
tax and charges payables	624	415,795	653,639
other payables	625	1,162,248	1,213,982
Payables to members (founders) related to income	630	141	370094
Deferred income	640	265,016	405,674
Provisions for future expenses	650	-	-
Other current liabilities	660		
TOTAL for section V	690	4,970,151	5,171,308
BALANCE	700	35,390,868	33,925,716

Reference to items accounted on off-balance accounts

ASSET	Code	At the beginning of the reporting year	At the end of the reporting year
Leased fixed assets	910	6,595	20,550
including by leasing	911	-	-
Inventory holdings accepted for custody	920	8,703	8,520
Goods on commission	930	-	
Bad debts of insolvent debtors written off to losses	940	555,882	458,761
Security of liabilities and payments received	950	183,951	88,226
Security of liabilities and payments issued	960	1,127,560	719,451
Accumulated depreciation	970	1,370	1,113
Depreciation of auxiliary engineering facilities and other similar items	980		
Intangible assets received for use	990	-	-

Registered forms	1000	-	33

Chief Executive Officer S. N. Mikhailov

Chief Accountant A. N. Ryumova

17.03.2006

Income Statement
Form No.2

for 2005

DESPATCHED PRODUCTS TABLE

		CODES
		0710002
	Date (year, month, day)	2005 I 12 I 31
Company OAO Kuzbassenergo	OKPO	105 63800
Taxpayer identification number	TIN	4200000333
Type of activity - industry	OKVED	40.10.11
Business form / form of ownership-joint-stock	OKOPF/OKFS	47 | 41 |
Unit:........thousand rubles..............................	OKEI	384

Item	Code	For reporting period	For similar period of the prior year
1	2	3	4
1.Income and expenses on ordinary activities			
Proceeds (net) from sale of goods, products,			
works, services (less VAT, excise tax and			
other similar mandatory payments), ...	**010**	19,710,417	16,704,631
including from sales:			
Cost of goods, products, works, services sold	**020**	(17,553,295)	(14,825,003)
Gross profit	**029**	2,157,122	1,879,628
Selling expenses	030	(18,795)	(941)
Administrative expenses	040	-	
Profit (loss) from sales	**050**	2,138,327	1,878,687
II. Other income and costs			
Interest receivable	060	2772	922
Interest payable	070	(179,483)	(199,188)
Income from participation in other companies..	080	13,491	2,659
Other operating income.	090	1,467,942	1,153,455
Other operating expenses	100	(2,443,543)	(1,643,627)
Non-operating income...	120	153,042	194,655
Non-operating expenses...	130	(1,174,900)	(1,579,991)
Profit (loss) before tax	**140**	(22,352)	(192,428)
Deferred tax assets	141	176,572	105,765
Deferred tax liabilities	142	(85,883)	(169,196)
Current income tax	150	(380,319)	(291,178)
Other similar obligatory payments	180	856,861	(1,070,334)
Net profit (loss) of the reporting year	**190**	544,879	(1,617,371)
FOR REFERENCE			
Constant tax liabilities (assets).	200	294,994	368,144
Basic Profit (loss) per share	201	1	(3)
Diluted Profit (loss) per share	202	1	(3)

BREAKDOWN OF SPECIFIC PROFIT AND LOSS

Item	Code	For reporting period		For similar period of the prior year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on their recovery					
profit	210	16,188	6,563	7,452	2,965
Profit (loss) for the prior years	220	49,538	224,136	126,782	6,818
Compensation of damages caused by defaulted obligations or improperly fulfilled obligations	230		-		-
Exchange differences on foreign currency transactions	240	16	73		
Allocation to revaluation provisions	250	X	443,295	X	200,000
Written off past due accounts receivable and accounts payable with expired limitation period	260	2,476	95,185	9,448	393,414

Chief Executive Officer S.N.Mikhailov
Chief Accountant A.N.Ryumova

STATEMENT ON CHANGES IN EQUITY

for 2005

	CODES
Form No. 3 in OKUD	0710003
Date (year, month, day)	2005 12 31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF /OKFS	47/41
OKEI	384

Company ....OAO Kuzbassenergo..................................

Taxpayer identification number

Type of activity.........industry......................................

Business form/form.......................................

of ownership.............joint-stock ....

Unit: ....thousand rubles ....

Address: Kemerovo, 30 Kuznetsky avenue

I. Change in equity

Indicator item	Code	Authorized capital	Surplus capital	Capital reserves	Retained earnings (uncovered losses)	Total
1	2	3	4	5	6	7
Balance as of 31 December of the year preceding the prior year	010	606,164	23,605,222	16,818	563,501	24,791,705
2004 (prior year) Change in accounting principles	011	x	x	x		-
Revaluation of fixed assets	012	x	952,125	x	(288)	951,837
Change in accounting principles	013	x			148,981	148,981
Balance as of January 1 of the prior year	020	606,164	24,557,347	16,818	563,213	25,743,542
Exchange differences	023	x		x	x	-
Net profit	025	x	x	x	(1,617,371)	(1,617,371)
Dividends	026	x	x	x		

Allocations to capital reserves	030	x	x	40	(40)	
Increase in equity due to:	040	-	-		2,320,452	2,320,452
additional stock issue	041		x	x	x	-
increased par value of shares	042		x	x	x	-
reorganization of the legal entity	043		x	x		-
other	044				2,320,452	2,320,452
						-
Reduction of equity due to:	050	-	(2,320,468)		(1,281)	(2,321,749)
reduced par value of shares	051		x	x	x	-
reduced number of shares	052		x	x	x	-
reorganization of the legal entity	053		x	x		-
other	054		(2,320,468)		(1,281)	(2,321,749)
Balance as of December 31 of the prior year	060	606,164	22,236,879	16,858	1,264,973	24,124,874
2005 (reporting year)						
Change in accounting principles	061	x	x	x		-
Revaluation of fixed assets	062	x	2,676,703	x		2,676,703
Change in accounting principles	063	x				
Balance as of January 1 of the reporting year	100	606,164	24,913,582	16,858	1,264,973	26,801,577
Exchange differences	103	x		x	x	-
Net profit	105	x	x	x	544,879	544,879
Dividends	106	x	x		(406,409)	(406,409)
Allocations to capital reserves	110	x	x			
Increase in equity due to:	120	-	-	-	69,336	69,366
additional share issue	121		x	x	x	-
increased par value of shares	122		x	x	x	-
reorganization of the legal entity	123		x	x		-
other	124				2,320,452	2,320,452
Reduction of equity due to:	130	-	(69,366)		(2,378)	(71,714)
reduced par value of shares	131		x	x	x	-
reduced number of shares	132		x	x	x	-

reorganization of the legal entity	133		x	x		-
other	134		(69,336)		(2,378)	(71,714)
Balance as of December 31 of the reporting year	140	606,164	24,844,246	16,858	1,470,401	26,937,669

II. PROVISIONS

Indicator		Balance	Acquired	Used	Balance
item	Code				
1	2	3	4	5	6
Reserves and provisions arisen in accordance with legislation:					
data of the prior year	150	16,818	40		16,858
data of the reporting year	151	16,858			16,858
Reserves and provisions arisen in accordance with constituent documents:					
data of the prior year	152				-
data of the reporting year	153				-
Evaluation provisions:					
provision for doubtful accounts					
data of the prior year	160	146,300	200,000	(146,300)	200,000
data of the reporting year	161	200,000	324,676	(200,000)	324,676
provision for devaluation of investments					
data of the prior year	162				-
data of the reporting year	163		118,619		118,619
provision for liabilities which arise due to recognition of liquidation					
data of the prior year	164				-
data of the reporting year	165				-
provision arisen in respect of consequences of conditional operating factors					
data of the prior year	166				-
data of the reporting year	167				-
provision for reduction of inventory value					
data of the prior year	168				-

data of the reporting year	169				-
other					
data of the prior year	170				-
data of the reporting year	171				-
Provisions for future expenses:					
provision for payment of remuneration at the end of the year					
data of the prior year	180				-
data of the reporting year	181				-
provision for vocations (including allocations)					
data of the prior year	182				-
data of the reporting year	183				-
provision for annual remuneration for long service					
data of the prior year	184				-
data of the reporting year	185				-
provision for repair of fixed assets					-
data of the prior year	186		1,286,605	(1,286,605)	-
data of the reporting year	187		1,540,634	(1,540,634)	-
other					
data of the prior year	188				-
data of the reporting year	189				-

References

Indicator item	Code	Balance at the beginning of the year		Balance at the end of the year	
1	2	3		4	
1) Net assets	200	27,066,593		27,343,343	
		From budget		From off-budget funds	
		for reporting year	for prior year	for reporting year	for prior year
		3	4	5	6
2) Received for operational expenses - total	210	-	-	-	-
including:					
for payments to Chernobyl cleanup veterans	211				
capital investments into noncurrent assets	220	-	-	-	-

Chief Executive Officer _______________ C.H. Mikhailov
(signature)

Chief Accountant _______________ A.H. Ryumova
(signature)

CASH FLOW STATEMENT

for 2005

	CODES
Form No.1 in OKUD	0710004
Date [year, month, day]	2005 12 31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF/OKFS	47\41
OKEI	384

Company **OAO Kuzbassenergo**

Taxpayer identification number

Type of activity industry

Business form \ form of ownership **joint-stock**

Unit thousand rubles

Indicator item	code	For reporting year	For the similar period of the prior year
1	2	3	4
Cash balance at the beginning of reporting year	010	262,581	61,967
Cash flows from operating activities			
- Cash from buyers, customers	020	23,487,123	19,438,599
- Currency proceeds	030	4,469	1,039
- Cash related to extraordinary circumstances	040	28,233	9,249
- Cash from accounts inside the company	045		
- other income (proceeds)	050	196,268	434,211
Cash used for:			
- purchased goods, works, services and other current assets	150	(13,718,307)	(11,097,225)
- wages and salaries	160	(1,325,059)	(1,240,053)
- dividends and interest	170	(175,071)	(166,267)
- settlement of taxes and duties	180	(3,441,910)	(3,095,088)
- payments related to extraordinary circumstances	181	(4,517)	(3,140)
- payments inside the Company	182		
- social payments	183	(70,066)	(109,694)
- other expenses (payments)	190	(972,025)	(809,557)
Net cash received from operating activity	200	4,009,138	3,362,074
Cash flows from investment activities			
Sale of fixed assets and other non-current assets	210	20,377	42,489
Sale of securities and other financial investments	220	29,086	80,230
Dividends received	230	2,808	2,500
Interest received	240		2
Repayment of loans provided to other companies	250		500
Other proceeds	260	119,664	
Acquisition of subsidiaries	280		(60,482)
Acquisition of fixed assets, income bearing investments in tangible and intangible assets	290	(1,841,136)	(1,221,409)
Acquisition of securities and other financial investments	300	(623,058)	(270,111)
Loans provided to other companies	310		(500)
Other expenses	320	(126,754)	
Net cash from investment activities	340	(2,419,013)	(1,426,781)
Cash flows from financial activities			
Proceeds from issue of shares and other equity securities	350		
Proceeds from loans provided to other companies	360	4,865,000	5,696,000
Proceeds from target financing	370		
Other income	380	56,302	153,287
Repayment of loans, credits (net of interest)	390	(4,939,000)	(5,580,000)
Settlement of financial lease liabilities	400		(5,412)
Other expenses	405	(1,359,057)	(1,998,554)
Net cash from financial activities	410	(1,376,755)	(1,734,679)
Net increase (decrease) of cash and cash equivalents	420	213,370	200,614
Cash balance at the end of reporting year	430	475,951	262,581

Effect of exchange differences	440

APPENDIX TO THE BALANCE SHEET
for 2005

	CODES
Form N5 in OKUD	O71OOO5
Date [year, month, day]	2005\12\31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF/OKFS	47\41
OKEI	384

Company OAO Kuzbassenergo
Taxpayer identification number
Type of activity industry
Business form\form of ownership joint-stock

Unit thousand rubles

Intangible assets

Indicator		Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
item	Code				
1	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	4	-	-	4
including:					
of patent holder for invention, production piece, utility model	011	-	-	-	0
of right holder software, databases	012	-	-	-	0
of owner for trade mark and service mark, appellation of origin	014	4	-	-	4
Organization expenses	020	-	-	-	-
Goodwill	030	-	-	-	-
Other	040	-	-	-	-
Total	045	4	-	-	4

Indicator		At the beginning of the reporting year	At the end of the reporting year
item	Code		
1	2	3	4

Amortization of intangible assets - total	050	1	3

Fixed assets

Indicator		Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
item	Code				
1	2	3	4	5	6
Buildings	110				
Constructions and transfer mechanism	111	11,463,670	311,738	(43,913)	11,731,495
Machinery and equipment	112	30,064,100	740,460	(56,721)	30,747,839
Vehicles	113	34,496,220	1,214,134	(122,594)	35,587,760
Manufacturing and household equipment	114	200,576	21,817	(14,17)	207,976
Workstock	115	0	0	-	0
Productive livestock	116	0	0		0
Perennial planting	117	341	0		341
Other types of fixed assets	118	6,255	3,104	(3,032)	6,327
Land plots and natural resources	119	566,418	813	(663)	566,568
Capital investments for basic land improvement	120	0			0
Total	130	76,874,461	2,307,879	(253,211)	78,929,129

Indicator		At the beginning of the reporting year	At the end of the reporting year
item	Code		
1	2	3	4
Fixed assets depreciation - total	140	50,023,592	51,844,029
including: buildings and constructions	141	24,977,051	25,891,395
machinery, equipment, vehicles	142	25,007,528	25,909,366
other	143	39,013	43,268
Let on lease of fixed assets - total	150	574,245	8,137,541
including: buildings and constructions	151	345,835	7,792,058
machinery, equipment, vehicles	152	202,875	237,291
other	153	25,535	108,192
Laid up fixed assets	155	215,416	189,783

Rented fixed assets - total	160	6,595	20,550
including: buildings and constructions	161	6,290	15,768
machinery, equipment, vehicles	162	305	121
other	163		4,661
Fixed assets put into operation and being in the process of state registration	165	88,385	285,521

For reference.	Code	At the beginning of the reporting year	At the beginning of the prior year
	2	3	4
Revaluation of fixed assets:	170	2,676,703	951,837
initial (restoration) value	171	6,206,804	4,039,014
depreciation	172	3,530,101	3,087,177

	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Change of fixed assets value due to completion, re-equipment, reconstruction, partial liquidation	180	648,131	784,713

Income-bearing investments in tangible assets

Indicator		Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
item	Code				
1	2	3	4	5	6
Property for leasing	210	-	-	-	0
Property for rent	220	-	-	-	0
Other	230	13	-	-	13
Total	240	13	0	0	13

	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
Amortization of income-bearing investments in inventory	250	3	5

R&D

Types of works		Availability at the beginning of the reporting year	Acquired	Written off	Availability at the end of the reporting year
item	Code				
1	2	3	4	5	6
Total	310	1,609	16,514	(6,789)	11,334
including:					
development technical documentation	311		1,399		1,399
	312		1,604	(550)	1,054
other	313	1,609	13,511	(6,239)	8,881

For reference.	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Total research and development Expenses in progress	320		2,038
	Code	For reporting year	For the similar period of the prior year
	2	3	4

Total unsuccessful research and development Expenses posted to non-operating expenses	330	5,790	6,659

Expenses for natural resources development

Indicator item	Code	Balance at the beginning of the *reporting period*	Acquired	Written off	Balance at the end of the reporting year
1	2	3	4	5	6
Expenses for natural resources development - total	410	0	0	0	0
including:					
	411	-	-	-	0
	412	-	-	-	0
	413	-	-	-	0

For reference.	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Expenses of natural resources development in progress	420	-	-
Expenses of unsuccessful natural resources development charged to non-operating expenses	430	-	-

Financial investments

Indicator		Long-term		Short-term	
item	Code	At the beginning of the reporting year	At the end of the reporting year	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4	5	6
Investments in share capital of other companies, including - total	510	484,581	327,892		
including subsidiary and associated companies	511	483,924	327,837		
State and municipal securities	515				
Total securities of other companies - total	520		1,516	29,340	825
including debt securities (bonds, bills)	521		1,516	29,340	825
Loans granted	525	-	-	-	0
Deposits	530	-	-	-	0
Other	535	-	-	-	0
Total	540	484,581	329,408	29,340	825
Of the total financial investments carried at market value: investments in share capital of other companies - total	550	0	0	0	0
including subsidiary and associated companies	551	-	-	-	0
State and municipal securities	555	-	-	-	0
securities of other companies - total	560	0	0	0	0
including debt securities (bonds, bills)	561	-	-	-	0
Other	565	-	-	-	0
Total	570	0	0	0	0
For reference. Changes in financial investments carried at market value due to valuation adjustments	580				0

For debt securities - the difference between the historic cost and face value charged to financial result of the reporting year	590				0

Accounts receivable and accounts payable

Indicator: item	Indicator: Code	Balance at the beginning of the reporting year	Balance at the end of the reporting year
1	2	3	4
Accounts receivable: short-term - total	610	2,456,687	1,870,240
including: receivables from buyers and customers	611	1,124,386	650,859
advances issued	612	175,628	187,112
other	613	1,156,673	1 032 269
long-term - total	620	1,269,457	301,794
including: receivables from buyers and customers	621	441,634	167,187
advances issued	622	713	842
other	623	827,110	133,765
Total	630	3,726,144	2,172,034
Accounts payable: short-term - total	640	4,704,994	4,395,540
including: payables to suppliers and contractors	641	586,991	835,050
advances received	642	271,724	480,457
tax settlements	643	415,795	653,639
credits	644	1,671,535	1,595,127
loans	645	773,970	10,000
other	646	984,979	821,267
long-term - total	650	2,956,215	1,260,975
including: payables to suppliers and contractors	651	1,512,885	1,240,468
tax settlements	652	1,059,S40	12,566
credits	653		
loans	654		
other	655	383,790	7,941
Total	660	7,661,209	5,656,515

Expenses on ordinary activities (by types of expenses)

Indicator: item	Indicator: Code	For reporting year	For prior year

1	2	3	4
Materials	710	9,172,269	7,115,885
Wages and salaries	720	1,298,393	1,077,232
Social expenses	730	319,642	330,219
Depreciation	740	1,959,476	1,771,041
Other expenses	750	4,822,310	4,531,567
Total expenses by types	760	17,572,090	14,825,944
Changes in balances (increase [+], decrease [-]):			
work in progress	765		(865)
deferrals	766	(3,940)	(48,448)
provisions for future expenses	767	-	-

Collateral

Indicator		Balance at the beginning of the reporting year	Balance at the end of the reporting year
item	Code		
1	2	3	4
Received - total	810	856,889	761,164
including: bills	811	672,938	672,938
Pledged property	820	183,951	88,226
including: fixed assets	821		
securities and other financial investments	822	183,951	88,226
other	823		
Issued - total	830	1,553,048	1,102,764
including: bills	831	425,488	383,313
Pledged property	840	1,127,560	719,451
including: fixed assets	841		
securities and other financial investments	842	160,802	
other	843	966,758	719,451

Government grants

Indicator		Reporting year		For the similar period of the prior year	
item	Code				
1	2	3		4	
budget funds received in the reporting year - total	910	0		0	
including:	911				
	912	-		-	
		At the beginning of the reporting year	received for reporting year	returned for reporting year	At the end of the reporting year
		3	4	5	6

Budget credits - total	920	0	0	0	0
including:	921	-	-	-	-
	922	-	-	-	-

KUZBASS OPEN JOINT-STOCK POWER AND ELECTRIFICATION COMPANY (OAO KUZBASSENERGO)

Explanatory notes to 2005 Financial Statements

Kemerovo 2006

TABLE OF CONTENTS

1. General Information

Kuzbass open joint-stock power and electrification company (OAO Kuzbassenergo) is involved into:

- generation of electric power and heat energy;
- transmission of electric power and heat energy;
- supply (sales) of electric power and heat energy at the established tariffs in accordance with the operations schedules of electric and heat demands.

renders services:

- sales of electric power to electricity distribution companies;
- communication facilities including telecommunications;

performs:

- capital repairs;
- technical re-equipment;
- reconstruction and development of regional power system;
- assembly, adjustment and repair of energy facilities, electric and heat energy equipment;
- assurance of electric and heat networks operability;
- operation, assembly, repair of boilers and containers under pressure, steam and hot water pipes;
- assurance of energy equipment operability in accordance with the current standard requirements;
- timely and effective repair of energy equipment;
- re-equipment and reconstruction of energetic facilities;
- assurance of electric and heat networks operability;
- operation of electric and heat networks.

OAO Kuzbassenergo was established on the basis of the Resolution of the State Property Committee of Kemerovo region No. 330 of 21.09.93 and Resolution of the Kemerovo Administration No. 345 of 30.12.93 on reorganizing the state entity "Production Association for Power and Electrification Kuzbassenergo" into Kuzbass open joint-stock power and electrification company.

OAO Kuzbassenergo was registered on 30.12.1993 at the address: 650099, Kemerovo, 30, Kuznetsky avenue.

OAO Kuzbassenergo has a representative office in Moscow which is not a legal entity acting under the Regulations approved by the Board of Directors of the Company.

The Company also has the following branches:

Tom-Usinsk State District Power Station block;
Vedovsk State District Power Station;
South Kuzbass State District Power Station;
Kemerovo State District Power Station;
Western-Siberian Heat Power Station;
Kuznetsk Heat Power Station;
Novo-Kemerovskaya Heat Power Station;
Kemerovo Heat Power Station;

Severnye Electricheskie Seti (Northern Electric Networks);
Vostochnye Electricheskie Seti (Eastern Electric Networks);
Tsentralnye Electricheskie Seti (Central Electric Networks);
Yuzhnye Electricheskie Seti (Southern Electric Networks);
Heat Network Directorate; Magistralnye Electricheskie Seti (Main Electric Networks);
Energosbyt;
Directorate of Petrovsk Heat Power Station;
Kuzbassenergosvyaz;

As of December 31, 2005 9,521 employees work in OAO Kuzbassenergo (as of 31.12.2004 – 9,674 employees).
The shares of OAO Kuzbassenergo are listed on the Russian Trading System and Moscow Interbank Currency Exchange.

The Board of Directors of OAO Kuzbassenergo includes:

1. Bolshakov Andrey Nikolaevich - member of the Board of Directors, director of fuel and energy complex projects of OOO Investment and Development Group;
2. Bychkov Milhail Yurjevich - member of the Board of Directors, leading expert of Corporate Governance Department of Business-unit No.2 of OAO RAO UES of Russia;
3. Vagner Andrey Alexandrovich – chairman of the Board of Directors, deputy managing director of Business-unit No.2 of OAO RAO UES of Russia;
4. Grehov Andrey Nikolaevich - member of the Board of Directors, leading expert of Market Department of Reform Administration Center of OAO RAO UES of Russia;
5. Evseenkova Helena Vladimirovna - member of the Board of Directors, head of Financial Analysis and Dividend Division of Economic Planning and Financial Supervision Department of OAO RAO UES of Russia;
6. Eliseeva Irina Eduardovna - member of the Board of Directors, lawyer of the Legal aid Agency No. 21 of Moscow City Bar;
7. Kozhura Ruslan Vyacheslavovich - member of the Board of Directors, lawyer of Asnis and Partners of Moscow City Bar;
8. Mazikin Valentine Petrovich - member of the Board of Directors, Kemerovo Region Administration, First Deputy Governor of Kemerovo region;
9. Platonov Vladimir Yurjevich - member of the Board of Directors, member of the Board of OAO RAO UES of Russia;
10. Shulin Maxim Igorevich - member of the Board of Directors, Fund Institute of Professional Directors, adviser;
11. Shumilov Alexander Alexandrovich – deputy Chairman of the Board of Directors, deputy Director of the Strategy Department of energy complex OAO Siberian Coal Power Company.

The Management Board of OAO Kuzbassenergo includes:

1. Mikhailov Sergey Nikolaevich - Chairman of the Board, General Director;
2. Grebennikov Alexey Antonovich - member of the Board, first Deputy General Director for general issues;
3. Gretsynger Jury Aleksandrovich - member of the Board, deputy general director for production - Technical Director;
4. Erofeev Alexander Kupriyanovich - member of the Board, deputy general director for corporate governance;
5. Ivanov Boris Ivanovich - member of the Board, deputy general director for logistics;
6. Lavrov Alexander Mikhailovich - member of the Board, deputy general director for economy and finance;
7. Petrov Leonid Prohorovich - member of the Board, deputy general director for energy sales – Director of the branch Energosbyt.

Auditing Committee of OAO Kuzbassenergo includes:

1. Blagovestchenskaya Larisa Valentinovna - member of the Auditing Committee, head of economic and planning division of Economic Planning and Financial Supervision Department of Business-unit No.2 of OAO RAO UES of Russia;
2. Dolgopol Olga Semenovna - member of the Auditing Committee, OAO RAO UES of Russia, head of the division of the Financial Audit Department of the Corporate Center;
3. Laritskaya Tatiana Dmitrievna - member of the Auditing Committee, head of internal audit and analysis division of Legal Department of OAO Kuzbassenergo;
4. Rudnev Dmitry Andreevich - member of the Auditing Committee, leading expert of Business Planning Department of the Corporate Center of OAO RAO UES of Russia;
5. Smirnova Helena Evgenjevna - member of the Auditing Committee, head of Auditing Committees Division of Business-unit No.2 of OAO RAO UES of Russia.

2. Accounting Principles

2.1. Basis of Preparation

Accounting and preparation of the Financial Statements in OAO Kuzbassenergo is carried out according to the standards specified by the Federal Law No. 129-FZ of 21.11.1996 "On accounting" (as subsequently amended and revised), Chart of Accounts for companies' operations and Rules of its application approved by the Order of the Ministry of Finance of the Russian Federation No. 94n of 31.10.2000, Accounting Regulations, Accounting Regulations "Financial Statements of Entities" (Accounting Rules 4/99) approved by the Order of the Ministry of Finance of the Russian Federation No. 43n of 06.07.1999, the Order of the Ministry of Finance of the Russian Federation No. 67n of 22.06.2003. "On forms of the Financial Statements of Entities" and other standard acts of the Russian Federation regulating accounting and preparation of the Financial Statements, and the Order of OAO Kuzbassenergo of 30.12.2004 No.766 "On accounting and taxation policy of OAO Kuzbassenergo for 2005".

2.2. Assets and Liabilities in Foreign Currencies

In accounting of business transactions in foreign currencies the official rate of the ruble valid at the date of transaction was applied. Monetary assets and liabilities denominated in foreign currency are represented in the Financial Statements as amounts calculated based on official ruble rate valid as of December 31, 2005 and amounted RUB 28.78 per USD 1 (as of December 31, 2004 - RUB 27.75 per USD 1).

Exchange differences that arose during the year in respect of the transactions with assets and liabilities as well as during their recalculation as of December 31, 2005 are attributed to the financial result and represented in non-operating income and expenses.

2.3. Short-term and Long-term Assets and Liabilities

In the Balance Sheet financial investments, payables and receivables, including credit and loan liabilities are attributed to short-term liabilities if they have maturity of up to 12 months from the reporting date. All other assets and liabilities are presented in the statements as long-term.

2.4. Fixed assets

Fixed assets include land plots, buildings, machinery, equipment, vehicles and other respective objects with useful life of more than 12 months.

Real estate objects for which the capital investments have been completed, respective acceptance basic documents have been executed; documents have been submitted for the state registration and which are actually operated, accounted as fixed assets.

Fixed assets are stated at actual cost of acquisition and construction.

As of January 1, 2005 the Company revaluated fixed assets involving independent appraiser and determined their full recovery value.

Increase of cost of the objects and accumulated depreciation are attributed to increase of surplus capital. Depreciation of fixed assets is calculated by straight-line method:

- for fixed assets objects accounted until 01.01.2002 – according to the standards approved by the resolution of the USSR Government No.1072of 22.10.1990;
- for fixed assets objects accounted from 01.01.2002 Amortization is calculated according to the resolution of the Government of the Russian federation No.1 of 01.01.2002 "On classification of fixed assets included into depreciation groups". Useful life for groups of fixed assets adopted by the Company is as follows:

Group of fixed assets	Useful life (years) of objects in the books until 01.01.2002	Useful life (years) of objects in the books from 01.01.2002
Buildings	100	35
Machinery and equipment	8-15	5-8
Vehicles	7-10	5-7
Computers	10	5
Other	3-10	2-5

Fixed assets at cost of up to 10,000 rubles per unit (as well as purchased book editions not included into library stock) are written off to expenses of "Amortization" when they are put in production or operation. In the case of modernization (reconstruction) of these objects expenses for modernization (reconstruction) are attributed to increase of the cost of object and amortized according to the established procedure.

Amortization was not calculated for:

- housing;
- external improvement facilities;
- land plots;
- nature management objects.

Income and expenses of disposal of fixed assets (sale, write-off in the case of functional and physical depreciation) are represented in the Income Statement as operational income and expenses.

Interest on credits for financing of acquisition (construction) of such objects charged before accounting of fixed assets is included into their initial cost.

Expenses of disposal of fixed assets in the case of free transfer (underdepreciated part) are represented in the Income Statement as operating expenses.

2.5. Financial Investments

Financial investments are accounted at actual cost of acquisition.

Financial investments for which the market value is determined according to the established procedure are presented in the Statements as of the end of the reporting year at actual market value by means of adjustment of their assessment as of the reporting date. Such adjustment is made quarterly. Difference between the assessment of financial investments at current market value as of the reporting date and prior assessment of financial investments allocated to financial performance (as operating income and expenses).

Financial investment for which the current market value is not determined are presented in the Statements as of the reporting date at initial cost.

If for financial investments for an object evaluated earlier at market value, it is not possible to determine current market value as of the reporting date, such object of financial investments is presented in the Statements at cost of its last assessment.

Upon retirement of financial investments for which market value can not be determined, their value shall be determined at initial cost of each item of financial investments.

The Company creates provision for devaluation of financial investments sufficient for compensation of possible losses related to devaluation of financial investments.

Difference between cost of acquisition and nominal value of securities is uniformly included into other income and expenses as far as respective income is accrued during the term of their circulation.

2.6. Inventories

Inventories are evaluated at actual cost of acquisition.

In 2005 as in 2004 inventories after their start-up or other disposal were evaluated at average cost. In 2005 provision for inventories was not created.

2.7. Loans and credits

When the Company attracts borrowed funds by means of issue of the bills of exchange the amount of discount owing is allocated flat to other expenses. Additional expenditures related to obtaining of loans and credits are allocated to deferrals with further uniform allocation to operating expenses during the period of paying of loans.

2.10. Deferrals

Expenses incurred by the Company in the reporting year but attributed to the next reporting years are represented as deferrals. Such expenses of the Company are:

1. Rent transferred under agreement for the next periods;
2. Expenses for subscription editions paid in advance for the year, half a year are recognized as expenses of each reporting month at the rate of 1/6, 1/12 of the total amount;
3. Cost of software under the sales contracts;
4. Expenses related to payment for training under agreements with the educational institutions;
5. Voluntary insurance payment;
6. Amounts of the impending personnel vocation payments are included partially into cost of each reporting month of the calendar year.

2.9. Trade receivables

Trade receivables are determined based on the prices and rates set in the agreements between the Company and buyers considering all discounts (extra charges) and VAT.

In 2005 the provision for doubtful accounts was created. The amount of the provision was determined separately for each doubtful account depending on the financial condition of debtor and assessment of probable partial or full repayment of debts.

Unused amounts of provision for doubtful accounts created in 2004 were credited to the income of the reporting year to account 91 "Other income and costs" as other operational income in correspondence with account 63 "Provisions for doubtful accounts".

2.10. Provisions for Future Expenses

For the purpose of straight-line inclusion into operating costs of expenses related to all Company's industrial fixed assets repair works for the current reporting year the provision for repair works was created to the amount of estimated expenses of annual repair cost standard with monthly inclusion into production costs at the rate of 1/12 of annual estimate for calculation of expenditures.

At the end of the year the provision for repair works is adjusted:

excess amounts for the fixed assets repairs (according to inventory results) are reversed;

in the case of funds deficiency for repair provision additional amounts are charged to the debit of production cost account and credit of account 96 "Provisions for future expenses", control account "Provision for industrial fixed assets repairs (including leased)".

2.11. Revenue Recognition

Proceeds from sales of products and rendering of services recognized for the accounting purposes as the products are shipped to buyers and settlement documents are delivered to them are represented in the Income Statement less VAT, discounts granted to buyers and other similar obligatory payments.

Proceeds from sales of products and rendering of services were recognized for taxation purposes on the accrual basis.

Income of the Company on ordinary activities is as follows:

- proceeds from sales of electric energy;
- proceeds from surplus payment to the rate for reactive power compensation (tangent "Phi");
- proceeds from retention of condensate;
- proceeds from makeup and chemically cleaned water;
- proceeds from sales of other finished products of auxiliary processes;
- proceeds from sales of subsidiary plot products;
- proceeds from performed works (services) to third parties (including transit);
- proceeds from sales of other non-industrial goods, products, services (rent, payment for kindergarten, for after-work sanatorium recreation, holiday camp, pioneer camps);
- proceeds from property lease.

Income on ordinary operations is determined as the difference between the proceeds from sales of products of products at current prices and approved by the Tariff Regional Energy Committee free of VAT and production costs.

Operating income of the Company is:

- income to the amounts due under interest agreements for using by the credit institution of the funds at the account of entity in such credit institution are represented as Interest receivable;
- income on disposal of fixed assets (sale, write-off in the case of moral and physical depreciation and other assets (securities, inventory);
- income on participation in authorized capitals of other companies, represented as Income on participation in authorized capitals of other companies;
- other operating income.

Non-operating income of the Company is:

the following fines, penalties for breach of contract:

- for excess of electric energy power limit;
- for excess of contractual electric energy consumption volume;
- for incomplete use of contractual energy consumption volume;
- for unauthorized activation of power units;
- for failure to return condensate;
- for excess of contractual maximum hourly heat energy loads;
- for unauthorized water pumping;

assets acquired free of charge, including deed over;
income for the prior years revealed in the reporting year;
payables and depositor liabilities with expired period of limitation;
exchange differences and other non-operating income.

2.12. Recognition of Expenses

Expenses are accounted and cost of sold energy is calculated for individual power plants, electric systems and whole power system. Total cost of energy is formed by means of summarizing of production costs for power plants, cost of transfer and distribution in electric and heat networks, cost of purchased electric energy and expenses for executive board pay, including expenses for management of integrated process and support of individual energy sales divisions.

Object of calculation of electric and heat energy cost is total cost of useful sold electric and heat energy.

Calculation unit is 1 kilowatt per hour and 1 Gcal of useful sold electric and heat energy.

General expenses (excluding subscription fee payable to RAO UES) for executive board pay, including expenses for branch Energosbyt, are distributed among electric and heat energy in proportion to production costs of power plants and systems. General expenses are distributed among electric and heat energy in proportion to their shop cost.

Expenses related to sale of products accounted as Sales Expenses are written off in full in the reporting period to the account 90 "Sales".

Costs for transfer of heat energy at plants are accounted separately from energy production costs. Cost of transfer is calculated separately from production of electric and heat energy, as for separate type of activity.

Main type of activity of the Company is production of electric and heat energy, 95% of proceeds from sales of products (goods, works, services) are received from sale of electric and heat energy. The Company performs other operations that are not significant and do not form (jointly or separately) separately reportable segment. Therefore the information for operating segments is not disclosed.

The Company performs its operations in Russian Federation and doe not separate out the geographical segments as the sources and nature of risks are similar in all regions of the Russian Federation.

2.14. Authorized, Surplus Capital and Capital Reserves

Authorized capital is reflected as the amount of par value of ordinary and preference shares acquired by shareholders, and of par value of ordinary shares redeemed by the Company from shareholders. Amount of the authorized capital is equal to amount set in the Charter of the Company.

Surplus capital arose due to accretion to fixed assets value after revaluation.

According to the legislation the Company created capital reserves to the amount of 5 % of the authorized capital.

2.15. Change in Accounting Principles

In comparison to 2004 the Company's accounting principles of 2005 had no changes.

The following changes were made to the accounting principles of the Company for 2006:

1. According to Federal Law No. 58 of 06.06.2005 "On amendments to the chapter II of the Taxation Code of the Russian Federation and other regulations of the Russian Federation on taxes and charges" and Federal Law No. 119 of 22.07.2005 "On amendments to the chapter 21 part 2 of the Taxation Code of the Russian Federation".

For VAT:



- method and time of tax base identification;
- time of accepting of VAT for deduction in respect of the capital construction objects.

For income tax:

- amendments to determination of documentary expenses;
- new standards for operations which took place but had no procedure for taxation.

2. In respect of the accounting of wholesale electric energy transactions.

Since 01.04.2005 the Company has been working at the wholesale market of electric energy and power of transition period with free trade sector. For 2006 planned balance of electric energy and power of the Company is divided by sale of total generated electric energy and purchase of total volume of consumption of the wholesale electric energy market, and for operation under balance-overflow pattern the volume of generation of electric energy at own power plants replaces the volume of consumption purchased at the wholesale electric energy market (letter of OAO RAO UES of Russia No. YU-1205 of 16.05.2005). Mixed expenses are taken into account for calculation of final tariffs for the Company at the retail market. Proceeds and expenses related to purchase of electric energy in free trade sector (in total for all agreements) are presented in the Financial Statements, form No. 2 Income Statement, in lines of other commercial goods, products, works, services, respectively. General expenses for purchased electric energy in free trade sector are not provided.

2.16. Comparative Data

Comparative data in 2005 statements arose due to adjustment of the data in 2004 final statements in order to match with changes in 2005 statements.

In initial Balance for 2005 the results of fixed assets revaluation are presented. Currency of the Balance Sheet changed by 2,676,703 thousand rubles.

thousand rubles

	as of 31.12.2004	as of 01.01.2005
Fixed assets	24,174,166	26,850,869

3. Disclosure of the Material Indicators in the Statements

3.1. Fixed assets (line 120 Of the Balance Sheet)

Cost of fixed assets of the Company by groups as of December 31, 2005

thousand rubles

No.	Group of fixed assets	Replacement value	Depreciation	Residual value	In % to total
1	Buildings, constructions and transfer mechanisms	42,479,334	25,891,395	16,587,939	61.2
2	Machinery, equipment, vehicles	35,795,736	25,909,366	9,886,370	36.5
3	Other	87,491	43,268	44,223	0.2
4	Land	566.568		566,568	2.1
	TOTAL:	78,929,129	51,844,029	27,085,100	100

In 2005 fixed assets fixed assets were acquired to the amount of 2,307,879 thousand rubles, including put into operation and being registered by government authorities to the amount of 285,521 thousand rubles. These are mainly the objects of Yuzhnye Electricheskie Seti (Southern Electric Networks), that is: substations and overhead transmission lines.

In the reporting period retired fixed assets amounted to 253,211 thousand rubles, including:

- liquidated objects unsuitable for further operation to the amount of 163,160 thousand rubles;
- sold to the amount of 56,111 thousand rubles;
- free of charge passed to authorities and other companies - 6,576 thousand rubles (social objects, housing).

3.2. Construction in Progress (line 130 of the Balance Sheet)

The Company is building and reconstructing capital construction and re-equipment objects. As of the beginning of 2005 the expenses for construction in progress amounted to 1,662,284 thousand rubles. At the end of 2005 – 1,388,639 thousand rubles.

Due to discontinuance of construction in 2005 some objects were written-off to the total amount of 74,618 thousand rubles.

Explanation of considerable objects under construction:

- coal intake with installation of 2 car dumpers at Tom-Usinsk State District Power Station - 137,622 thousand rubles;
- reconstruction of external hydraulic ash handling facility at South Kuzbass State District Power Station – 225,469 thousand rubles;
- cooling pond at Western-Siberian Heat Power Station – 121,070 thousand rubles;
- reconstruction of ash-disposal area at Tom-Usinsk State District Power Station – 56,885 thousand rubles.
- reconstruction of boiler complex of IX turn of Kemerovo State District Power Station extension – 48,420 thousand rubles.

In December 2005, in pursuance of the Minutes of the meeting with general Director of the Company No. 58 of 29.11.2005, the technical decisions were made on liquidation of several objects in 2006 for which the construction was discontinued:

coal intake with installation of 2 car dumpers at Tom-Usinsk State District Power Station (137,622 thousand rubles);

cleaning constructions for industrial drain at Tom-Usinsk State District Power Station (13,103 thousand rubles)

facility for production of construction materials on basis of ashes and slag at South Kuzbass State District Power Station (30,344 thousand rubles);
1st turn of extention and pioneer settlement at Petrovsk Heat Power Station (33,962 thousand rubles).

3.3. Long-term Financial Investments (line 140 of the Balance Sheet)

Long-term financial investments of the Company at the end of the reporting year amounted to 448,027 thousand rubles (without provision for devaluation of financial investments into subsidiary of the Company OAO Kuzbassgidroenergostroy established by the Order of the Company No. 811 of 15.12.2005 to the amount of 118,619 thousand rubles).
Long-term financial investments include:
1. Investments into subsidiaries (see section 3.10.) to the amount of 446,456 thousand rubles;
2. Investments into other companies to the amount of 55 thousand rubles:

- 50 thousand rubles - OOO Magazine of Fuel and Energy complex and Kuzbass resources (6.67 %);
- 4 thousand rubles - TOO Yugo-Zapad (7.7%);
- 1 thousand rubles - ZAO Bagran (7.14%);

3. Other investments – promissory note of OAO Novokuznetsk Aluminum Plant to the amount of 1,516 thousand rubles (maturity "on demand but not earlier than 06.03.2021") received on 07.02.2003 for provided electric energy.

In 2005 long-term financial investments decreased by 38,070 thousand rubles. This was due to:

- write-off of the investments related to liquidated companies:
  - OAO Andreevskoye (the Order of the Company No. 553A of 19.09.2005) to the amount of 36,437 thousand rubles;
  - OAO Investment Company Primula (the Order of the Company No. 194 of 31.03.2005) to the amount of 10 thousand rubles;
  - OOO Supervolokno (the Order of the Company *No.* 193 of 31.03.2005) to the amount of 240 thousand rubles;
- partial payment of contribution to authorized capital:

- OAO Engineering and Analytical Centre Kuzbasstekhenergo (the Notice No. IATs-252/434 of 04.04.2005, statement of account upon placement of ordinary nominal shares) to the amount of 688 thousand rubles;
- OAO Kuzbassetremont (the Notice No. 40 of 04.04.2005, statement of account upon placement of ordinary nominal shares) to the amount of 23 thousand rubles;
- OAO Kuzbass Power Repair Company (the Notice No. 85-119/54 of 13.04.2005, statement of account upon placement of ordinary nominal shares) to the amount of 50 thousand rubles;
- ZAO Medical and Sanitary Department Health Center Energetik (the Notice of the Federal Financial Markets Service on state registration of the Securities issue report No. 05-VG-OZ/11760 of 21.07.2005) to the amount of 30 thousand rubles;
- ZAO Bagran (the Notice No. 59 of 28.09.2005) to the amount of 3 thousand rubles;

- sales of shares:

- OAO Joint-Stock Commercial Bank Kuzbassugolbank (shares sale agreement No. 274 of 06.02.2004; extract from the Register as of 09.06.2005 of the issuer OAO Joint-Stock Commercial Bank Kuzbassugolbank from the account of the securities owner No. 1376721 OOO Bill of Exchange Center Kuzbassenergo) to the amount of 589 thousand rubles.

3.4. Short-term Financial Investments (line 250 of the Balance Sheet).

thousand rubles

	As of January 1, 2005	As of December 31, 2005
Bills of banks	4,839	30
Bills of other issuers	24,501	795
Total short-term financial investments	29,340	825

3.5. Trade receivables (lines 230 and 240 of the Balance Sheet)
Analysis of Accounts Receivable

thousand rubles

No.	Indicators	As of January 1, 2005	As of December 31, 2005	Changes, ±	Growth rate, %
1	Long-term accounts receivable *(line 230)*	1,269,457	301,794	(967,663)	23.8
1.1.	*for inventories*	0	21983	21983	
1.2.	*for works, services*	15	10		66.7
1.3.	*advances issued*	713	842	129	118.1
1.4.	*subscription liabilities*	441,619	145,194	(296,425)	32.9
1.5.	*bills receivable*	672,938	0	(672938)	
1.6.	*other*	154,172	133,765	(20,407)	86.8
2	Short-term accounts receivable (line 240)	2,456,687	1,870,240	(586,447)	76.1
2.1.	*for inventories*	41,338	34,028	(7,310)	82.3
2.2.	*for works, services*	21,447	41,083	19,636	191.6
2.3.	*advances issued*	175,628	187,112	11,484	106.5
2.4.	*subscription liabilities*	1,142,924	661,258	(481,666)	57.9
	including line 243	81,323	85,510	4,187	5.1
2.5.	*bills receivable*	0	672,938	672,938	
2.6.	*other*	1,075,350	273,821	(801,259)	25.5
3.	Accounts receivable, total	3,726,144	2,172,034	(1,554,110)	58.3
	including:				
3.1	*for inventories*	41,338	56,011	14,673	135.5
	the same in % to line 3	1.1	2.6	1.5	X
3.2	*works, services*	21,462	41,093	19,631	191.5
	the same in % to line 3	0.6	1.9	1.3	X
3.3	*advances issued*	176,341	187,954	11,613	106.6
	the same in % to line 3	4.7	8.7	3.9	X
3.4.	*subscription liabilities*	1,584,543	806,452	(778,091)	50.9
	the same in % to line 3	42.5	37.1	(5.4)	X
3.5.	*bills receivable*	672,938	672,938	0	100
	the same in % to line 3	18.1	31.0	12.9	X
3.6.	*other*	1,229,522	407,586	(821,936)	33.1
	the same in % to line 3	33.0	18.8	(14.2)	X

In 2005 accounts receivable of the Company decreased by 1,554,110 thousand rubles.

Long-term accounts receivable reduced due to transfer of the following liabilities to short-term receivables after maturity:
debt of a bill of ZAO SEAR MF to the amount of 672,938 thousand rubles
receivables from energy consumers to the amount of 296,425 thousand rubles.

In the second quarter of 2002 due to conclusion of the Voluntary agreement with OAO Western Siberian Metallurgical Plant and assignment agreement ZAO SEAR MF paid its liabilities for consumed energy by own interest-free (without discount) bills to the amount of 672,938 thousand rubles. The Company plans to present these bills for payment according to their maturity "upon demand, but not earlier than on 31.07.2006".

Short-term accounts receivable decreased from 2,456,687 thousand rubles as of January 1, 2005 to 1,870,240 thousand rubles as of December 31, 2005 (by 586,447 thousand rubles or 23.9 %). Maximum decrease was related to:
payments from energy consumers – by 481,666 thousand rubles or by 42,1 %; other accounts receivable - by 801 529 thousand rubles or by 74.5 %, including receivables from subsidiaries and associates - by 540 157 thousand rubles or by 88.9 %.

So at the end of the reporting year receivables from *energy consumers* amounted to 806,452 thousand rubles, it is 778,091 thousand rubles (or 49.1%) less than at the beginning of the reporting year, including by main industries:

Fuel - by 83.8 % (or by 279,543 thousand rubles);
Non-ferrous metallurgy — by 15.8 % (or by 1,499 thousand rubles);
Chemical and oil - by 26.8 % (or by 119,342 thousand rubles);
Mechanical engineering - by 1.8 % (or by 3,824 thousand rubles);
Woodworking — by 89.2% (or by 3,745 thousand rubles);
Construction materials industry - by 64.2% (or by 25,496 thousand rubles);
Food - by 54.4% (or by 2,637 thousand rubles).

Other energy consumers accounts receivable reduced as well:
Agriculture - by 31.2% (or by 27,239 thousand rubles);
Housing and communal services - by 62.1% (or by 21,876 thousand rubles).

Energy consumption by users financed out of federal, regional and municipal budgets is tightly controlled. Reduction of receivables from such enterprises for 2005 amounted to: 9,228 thousand rubles (by 77.0%), 2,249 thousand rubles (by 76.5%), 13,275 thousand rubles (by 71.8 %), respectively. Energy is distributed according to limits provided for by the budget funding.

Other accounts receivable (without energy receivables) reduced from 2,141,601 thousand rubles as of January 1, 2005 to 1,365,582 thousand rubles as of December 31, 2005.

Basic pattern of reduction was as follows: "Other debtors" - by 821,936 thousand rubles or by 66.9 % (including line "Settlements with subsidiaries" by 547,967 thousand rubles or by 80.0 % due to release from pledge of own bills of the Company series ДН transferred to the credit institutions through the Company OOO Bill of Exchange Center Kuzbassenergo).
Increase of the following accounts receivable should be noted:
- "Works, services" - by 19,631 thousand rubles or by 91.5 %;
- "Inventories" - by 14,673 thousand rubles or by 35.5 %;
- "Advances issued" - by 11,613 thousand rubles or by 6.6 %.

As of December 31, 2005 provision for doubtful accounts of the energy consumers to the amount of 324,676 thousand rubles was created.

In 2005 the Company wrote off and allocated to financial performance bad accounts receivable amounted to 95,185 thousand rubles, including 28,847 thousand rubles of receivables from energy consumers.

Overdue accounts receivable both from consumers and other debtors reduced by 1,038,483 thousand rubles or by 87.3 %.

3.6. Other Long-term Liabilities (line 520 of the Balance Sheet)

Other long-term liabilities include liabilities of OAO Kuzbassenergo payable within more than 12 months after the reporting date.

In 2005 long-term liabilities of the Company reduced by 1,695,240 thousand rubles or by 57.3 %, including:

- to suppliers and contractors - by 272,417 thousand rubles or by 18.0% (due to transfer to short-term liabilities: to OAO RAO UES of Russia – 160,000 thousand rubles; related to purchased energy – 119,113 thousand rubles);
- to off-budget funds - by 375,849 thousand rubles or by 97.9 %;
- to budget - by 1,046,974 thousand rubles or by 98.8 %.

Decrease of long-term payables to budget and off-budget funds resulted from write-off of the penalties and fines to budget and off-budget funds due to advanced repayment of the restructured liabilities under the Voluntary arrangement.

Analysis of Long-term Accounts Payable

thousand rubles

No.	Indicators	As of January 1, 2004	As of December 31, 2004	Changes, ±	Growth rate, %
1.	**Long-term accounts payable (line 520)**	2,956,215	1,260,975	(1,695,240)	42.7
	including:				
1.	***to suppliers and contractors***	1,512,885	1,240,468	(272,417)	82.0
2.	***to budget***	1,059,540	12,566	(1,046,974)	1.2
	including:				
	- federal	1,021,326	2,322	(1,019,004)	0.2
	- territorial	22,287	9,671	(12,616)	43.4
	-local	15,927	573	(15,354)	3.6
3.	To ***off-budget funds***	383,790	7,941	(375,849)	2.1
	including:				
	- Pension fund	35,982	0	(35,982)	
	-Fines, penalties to off-budget funds	347,808	7,941	(339,867)	2.3

3.7. Short-term accounts payable

3.7.1. Loans and credits (line 610 Of the Balance Sheet)

Credits and loans of the Company as of December 31, 2005

No.	Creditor	Principle amount, *thousand rubles*	Interest rate	Term of current tranche (agreement)	Maturity of tranche (credit)	Collateral security	Cost of collateral security, thousand rubles
	Sberbank of the Russian Federation for Kemerovo	700,000					
	including under agreements:	500,000 200,000	9.6 10.7	1 year 6 months	28.04.2006. 16.02.2006.	Inventory holdings coal no collateral	263,279 252,395
2	OAO Uralsibbank	350,000					
	including under agreements:	75,000 63,000 112,000 100,000	10.4 5.2 5.2 5.2	5 months 30 days 30 days 30 days	07.01.2006. 11.01.2006. 17.01.2006. 19.01.2006.	no collateral no collateral no collateral. no collateral,.	

No.	Creditor	Principle amount, thousand rubles	Interest rate	Term of current tranche (agreement)	Maturity of tranche (credit)	Collateral security	Cost of collateral security, thousand rubles
3	OAO Bank Zenit	30,000	10.75	6 months	03.02.2006.	coal	40,757
4	AO Bank Alemar	15,000	11.0	6 months	20.01.2006.	no collateral	
5	OAO Alfa-bank	300,000					
	including under agreements:	25,000		6 months	27.03.2006.	no collateral	
		75,000		6 months	02.05.2006.	no collateral	
		100,000		6 months	08.05.2006.	no collateral	
		100,000		6 months	15.05.2006.	no collateral	
6	Joint-Stock Commercial Bank MDM Bank	47,000	11.0	1 year	15.06.2006.	no collateral	
7	OAO Promstroibank	150,000	9.2	3 months	13.03.2006.	coal	163,020
TOTAL principle amount		**1,592,000**					
Interest under credit agreements		3,127			January 2006		
Total credits (line **611** of the Balance Sheet)		**1,595,127**					
Loan of the Ministry of Fuel and Energy of the Russian		10,000					
Total loans (line **612** of the Balance Sheet)		**10,000**					
Short-term loans and credits, total (line **610** of the Balance		**1,605,127**					
		TOTAL inventory holdings in pledge 719,451					

To the end of the year the liability related to short-term credits and loans reduced by 840,378 thousand rubles to 1,605,127 thousand rubles due to:

- reduction of liability related to credits – 76,408 thousand rubles;
- payment of loans against own bills of the Company – 256,854 thousand rubles;
- release from pledge of credit obligations of own bills of the Company – 507,116 thousand rubles (transition to crediting with no collateral).

Short-term credits attracted for the purpose of replenishment of current assets for payment of current liabilities of the Company.

In the reporting year average weighted interest rate for borrowed funds reduced from 11.9 % to 9.0 % annually.

As of December 31, 2005 the following collateral under credit agreements is registered in books: inventory holdings (including coal) appreciated to the amount of 719,451 thousand rubles (as of December 31, 2005 – 1,127,560 thousand rubles).

3.7.2. Short-term Accounts Payable (line 620 of the Balance Sheet)

In comparison to the prior year total short-term accounts payable increased by 530,924 thousand rubles or by 23.5 % (from 2,259,489 thousand rubles to 2,790,413 thousand rubles).

Such increase of short-term liabilities resulted form transfer of liabilities by maturity from long-term to short-term liabilities. In addition, accounts payable increased as follows:

- to budget - by 237,844 thousand rubles or by 57.2 % (due to reflection in books of VAT penalty fee to the amount of 149,624 thousand rubles resulted from claim of the Inspectorate of the Federal Tax Service for Kemerovo);
- related to advances received from energy consumers — by 208,733 thousand rubles (or by 76.8%).

Overdue accounts payable reduced by 4,994 thousand rubles (or by 31 %) from 16,180 thousand rubles to 11,186 thousand rubles.

Due to expiration of the limitation period or liquidation of Company's counteragent unclaimed accounts payable of 2,247 thousand rubles were written off in 2005.

Analysis of Short-term Accounts Payable

thousand rubles

No.	Indicators	As of January 1, 2004	As of December 31, 2004	Changes, ±	Growth rate, %
1.	**Short-term accounts payable (line 620)**	2,259,489	2,790,413	530,924	123.5
	including:				
1.1.	*to suppliers and contractors*	586,991	835,050	248,059	142.3
	including:				
	to suppliers of electric energy through Federal National Wholesale Electric Power Market	165,709	305,258	139,549	184.2
	to suppliers of fuel	199,064	291,362	92,298	146.4
	for works, services	85,155	29,249	(55,906)	34.3
	for subscription fee of RAO UES of Russia	60,000	160,000	100,000	266.7
	to other suppliers and contractors, total	77,063	49,181	(2,882)	63.8
	including:				
	Rosenergoatom	1,878	2,753	875	146.6
1.2.	*to budget*	415,795	653,639	237,844	157.2
	including current:				
	- federal	209,009	442,874	233,865	211.9
	- territorial	124,276	150,859	26,583	121.4
	- local	82,510	59,906	(22,604)	72.6
1.3.	***to off-budget funds***	50,177	31344	(18,833)	62.5
	including:				
	- Pension fund	37213	23,738	(13,475)	63.8
	- Obligatory medical insurance fund	124	3,386	3,262	2730.6
	- to the social security fund	82	1,314	1,232	1602.4
	- for fines and penalties to state off-budget funds	12,758	2,906	(9,852)	22.8
1.4.	*bills payable*	425,488	383,313	(42,175)	90.1
1.5.	*Payables to subsidiaries and associates*	30,048	17,490	(12,558)	58.2
1.6.	*Salary and wages*	44,278	56,398	12,120	127.4
1.7.	***other***	431,421	328,770	(102,651)	76.2
1.8.	*Advances received, total*	271,724	480,457	208,733	176.8
	including:				
	from electric and heat energy consumers	267,810	477,645	209,835	178.4
	other advances	3,914	2,812	(1,102)	71.8
1.9.	*Other*	3,567	3,952	385	110.8

3.8. Surplus capital (line 420 of the Balance Sheet)

In the reporting year surplus capital increased by 2,676,703 thousand rubles due to property price appreciation from revaluation and decreased by 69,336 thousand rubles due to write-off of write-up of fixed assets upon retirement.

3.9. Shares of the Company

As of December 31, 2005 the authorized capital of the Company amounted to 606,164 thousand rubles, consisted of 606,163,800 ordinary shares with par value of RUB 1 (one).

As of December 31, 2005 4.7 million shares (as of December 31, 2004 – 10.2 million shares) were owned by the employees of the Company, 589.4 million shares (as of December 31, 2004 – 585.8 million shares) were owned by legal entities. OAO Kuzbassenergo does not own any company's stock, subsidiaries do not own any stock of OAO Kuzbassenergo.

3.10. Basic Subsidiaries and Associates

The Company owns the ordinary stock and shares in the authorized capitals of the subsidiaries. It has no associates.

Subsidiaries of OAO Kuzbassenergo as of December 31, 2005

No.	Accurate legal name of the Company	Date of share acquisition	Authorized capital, thousand rubles	Share in AC, %	Carrying value of shares, thousand rubles	Book value of shares, thousand rubles	Type of activity	Location
1.	OOO Bill of Exchange Centre Kuzbassenergo	20.08.1999	401	100	401	401	Bill settlements, wholesale and retail trade	Russia, 650099, Kemerovo, 12, Ostrovskogo str.
2.	AO ATR (Moto Transport Enterprise) Kuzbassenergo	04.10.2004	5,000	100	103,834	103,834	Transport services	Russia, 650006, Kemerovo, 4. Stantsionnaya str.
3.	AO Medical and Sanitary Department Health Center Energetik	07.09.2004	116,745	100	114,496	114,496	Medical services	Russia, 650099, Kemerovo, 33 Kuzbasskaya str.
4.	OAO Kuzbassenergoservice	17.07.2002	500	100	2,298	2,298	Repair, assembly, setting works	Russia, 650099, Kemerovo, 10, Karbolitovaya str.
5.	OAO Engineering and Analytical Centre Kuzbasstekhenergo	30.01.2004	18,540	96,3	17312	17312	Engineering and design works	Russia, 650099, Kemerovo, 17, Stantsionnaya str.
6.	OAO Kuzbass Power Repair Company	30.01.2004	29,240	99,8	29,972	29,972	Repair of heat and electric energy facilities	Russia, 650099, Kemerovo, 90/4, Lenina avenue
7.	OAO Kuzbassetremont	30.01.2004	11,728	99,8	8,744	8,744	Repair of network energy facilities	Russia, 650407, Kemerovo region, Novokuznetsk, 1, Nevskogo str.
8.	OOO Sbytenergo	21.03.2000	100	100	100	100	Sale of electric energy, financial transactions, wholesale and retail trade	Russia, 652417, Kemerovo region, Kemerovo district, Metalploschadka settlement, 14, Severnaya str.
9.	OAO Prokopyevskenergo	20.09.2000	32,300	60	19,380	19,380	Sale of electric energy	Russia, 653000, Kemerovo region, Prokopyevsk, 14, Energeticheskaya str.
10.	OAO Investment and Industrial Association Vodokanal	28.10.2001	42,000	74,5	31,300	31,300	Lese of property	Russia, 653000, , Kemerovo region, Prokopyevsk, 3, Kirnichnaya str.
11.	OAO Kuzbassgidroenergostroy	22.01.1997	118619	100	118619	118619	Capital construction	Russia, 650099, Kemerovo, 3, Nogradskaya str.
	TOTAL					446,456		

In 2005 the Company did not sale products by commodities exchange.

3.12. Other Operating Income and Expenses

Income and expenses for the reporting year are represented in the Income Statement separately for ordinary activities income, operating and non-operating income and expenses with breakdown by types and values and comparison to the prior year.

Analysis of Sales Profit (Loss)

thousand rubles

No.	Indicator	Income		Expenses		Financial performance	
		2005	2004	2005	2004	2005	2004
1.	Sale goods, products, works, services - total	19,710,417	16,704,631	17,553,295	14,825,003	2,157,122	1,879,628
	including:						
	electric energy	14,722,418	12,612,924	13,449,553	11,443,017	1,272,865	1,169,907
	heat energy	3,934,570	3,497,399	3,422,683	3,016,604	511,887	480,795
	transportation of electric and heat	263,817	194,821	115,095	74,139	148,722	120,682
	commercial goods, works, services	422,757	390,090	325,614	282,732	97,143	107,358
	sale of electric energy in wholesale market	360,315	0	234,972	0	125,343	0
	non-commercial goods, works, services	6,540	9,397	5,378	8511	1,162	886
2.	Selling expenses	-	-	18,795	941	(18,795)	(941)
3.	Administrative expenses	-	-	-	-	2,138,327	1,878,678

3.13. Other Operating Income and Expenses

thousand rubles

Indicator	Income		Expenses		Financial performance	
	2005	2004	2005	2004	2005	2004
Interest receivable (payable)	2,772	922	179,483	199,188	(176711)	(198,266)
Income from participation in other companies	13,491	2,659	-	-	13,491	2,659
Other operating income and expenses, total	1,467,942	1,153,455	2,443,543	1,643,627	(975,601)	(490,172)
including:						
from sales of securities	*1,069,538*	*797,786*	*1,062,984*	*795,014*	*6,554*	*2,772*
from sale of assets (inventory holdings, fixed assets, apartments, other assets)	*339,583*	*267,949*	*394,832*	*257,939*	*(55,249)*	*10,010*
Provision for doubtful accounts	*54,396*	*76,261*	*324,676*	*200,000*	*(270,280)*	*(123,739)*
Provision for devaluation of financial investments	-	-	*118,619*	*0*	*(118,619)*	*0*
property tax	-		*369,362*	*343,066*	*(369,362)*	*(343,066)*
retirement of assets without income	-	-	*134,822*	*24,551*	*(134,822)*	*(24,551)*
other	*4,425*	*11,459*	*38,248*	*23,057*	*(33,823)*	*(11,598)*
Operating profit					(1,138,821)	(685,779)

Expenses related to retirement of assets without income to the amount of 134,822 thousand rubles include:

- write-off of the construction-in-progress objects — to the amount of 74,619 thousand rubles;
- write-off of carrying value of shares (long-term financial investment) – 36, 690 thousand rubles (including investments into OAO Andreevskoye – 36,437 thousand rubles).

Unused provision for doubtful accounts created in 2004 to the amount of 54,396 thousand rubles is represented as other operating income.

3.14. Other Non-operating Income and Expenses

thousand rubles

Indicator	Income		Expenses		Financial performance	
	2005	2004	2005	2004	2005	2004
Non-operating income and expenses - total	**153,042**	**194,655**	**1,174,900**	**1,579,991**	**(1,021,858)**	**(1,385,336)**
including:						
profit(loss) of the prior years revealed in the reporting period	49,538	126,782	224,136	6,818	(174,598)	119,964
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on their recovery	16,188	7,452	6,563	2,965	9,625	4,487
Property in excess based on inventory	15,447	18,942	-	-	15,447	18,942
liabilities of more than three years	2,476	9,448	95,185	393,414	(92,709)	(383,966)
theft, shortage	-	-	14,135	31	(14,135)	(31)
charity expenses		-	22,594	6,269	(22,594)	(6,269)
repayment of interest on credits	32,342	15,963	-	-	32,342	15,963
material assistance and other payments to employees	-		95,249	171,515	(95,249)	(171,515)
material assistance and other payments to pensioners	-	-	26,469	26,946	(26,469)	(26,946)
energy conservation fund	-		174,204	65,446	(174,204)	(65,446)
VAT on retired fixed assets, goods, works, services	-		214,214	4,192	(214,214)	(4,192)
payment for excess pollutant emissions	-		61,222	712,030	(61,222)	(712,030)
consulting services related to restructuring of the Company	-	-	34,822	31,985	(34,822)	(31,985)
Other	8,818	6,806	199,372	147,101	(190,554)	(140,295)
Extraordinary circumstances, total	28,233	9,262	6,735	11,279	21,498	(2,017)
including:						
- insurance compensation	28,233	9,249	-		-	-
-cost of inventory holdings	0	13	0	0	0	13
- write-off losses		-	4,756	5,223	-	-
- other extraordinary expenses	-	-	1,979	6,056	-	-

In 2005 the Company write-off the restructured fines and penalties to budget and off-budget funds to the amount of 1,267,021 thousand rubles. At the end of 2005 Income Statement presents income from write-off of 1,267,021 thousand rubles in respect of income tax and other obligatory payments. In the aggregate with charged current income tax, penalties and fines to budget and off-budget funds, as well as write-off of deferred tax assets and liabilities in 2005 *tax and other obligatory payments amounted to* (598,915) thousand rubles.

In 2005 extraordinary income (in the form of insurance compensation) increased by 18,971 thousand rubles (3 times) in comparison to 2004 and amounted to 28,233 thousand rubles, including:

26,105 thousand rubles – for insured events "Breakdown of machinery and mechanisms" and "Fire" that took place in August 2005 at Yuzhnye Electricheskie Seti (Southern Electric Networks) (substation PS-110 kilovolt Kuznetsk ferroalloy plant - 1);

2,128 thousand rubles – compensation related to insurance of the following risks: "Theft" Vostochnye Electricheskie Seti (Eastern Electric Networks), "Natural disaster" (Tsentralnye Electricheskie Seti (Central Electric Networks)), "Breakdown of machinery and mechanisms" (Magistralnye Electricheskie Seti (Main Electric Networks)).

In 2005 expenses of the Company related to extraordinary circumstances amounted to 6,735 thousand rubles, that is 40.2 % less than in 2004.

3.15. Taxes

Budget Settlements in 2005

thousand rubles

Payments to budget	Balance as of January 1, 2004		Charged		Paid		Transferred to deferred tax liabilities	Balance as of December 31, 2004	
	Total payables (+), overpayment (-)	Share, %	Total payables (+), overpayment (-)	Share, %	Total payables (+), overpayment (-)	Share, %		Total payables (+), overpayment (-)	Share, %
Total payments	1,201,572	100	2,759,448	100	3,373,936	100	26	587,084	100
Including									
Income tax	(141,452)	(11.8)	454,983	16.5	342,870	10.2	26	(29,339)	(5)
VAT	1,216,859	101.3	720,169	26.1	1,627,214	48.2		309,814	52.8
Property tax	(96,482)	(8)	358,884	13	174,844	5.2		87,558	14.9
Income tax for individuals	16,938	1.4	209,208	7.6	207,390	6.1		18,756	3.2
Other taxes and payments	205,709	17.1	1,016,204	36.8	1,021,618	30.3		200,295	34.1

In 2005 accounts payable related to budget payments decreased 2.2 times. Such reduction resulted mainly from advanced payment of restructured taxes to the amount of 438,718 thousand rubles in January-April 2005. Consequently the Company fully paid its liabilities related to taxes for 4 years and was entitled to write off restructured fines and penalties under the Resolution of the Government of the Russian Federation No. 1002 of 03.09.1999 and under Resolutions of Inter-district Inspectorate of the Federal Tax Service in respect of major taxpayers No. 4 (No.11-05 of 22.06.2005, No.16-05 of 11.10.2005 and No. 17-05 of 28.10.2005). In 2005 938,889 thousand rubles of fines and penalties were written off.

As of December 31, 2005 amount of accounts payable included:

- tax charges with maturity in 2006 – 460,882 thousand rubles;
- payables resulted from inspection of tax authorities (respective decisions are disputed by the Company in court) – 194,627 thousand rubles;
- unamortized restructured liabilities related to fines and penalties – 12,567 thousand rubles, including:

payments for negative environmental impact – 11,667 thousand rubles for which the Company negotiate write-off with new Settlement Administrator with Rostekhnadzor Department for Kemerovo region;

other taxes to the amount of 900 thousand rubles – at the beginning of 2006 the Inter-district Inspectorate of the Federal Tax Service prepared documents in respect of major taxpayers No. 4, and additional application for write-off are to be presented.

Accounts receivable related to payments to budget reduced 3.4 times in the reporting year.

Income tax

In the reporting year accounting loss considering extraordinary income and expenses amounted to 22,352 thousand rubles (2004 – 192,428 thousand rubles). Contingent gain for income tax amounted to 5,364 thousand rubles in the reporting year (2004 – 46,183 thousand rubles).

Tax base for the purpose of income tax amounted to 1,584,660 thousand rubles in 2005 (2004 – 1,077,210 thousand rubles).

Current income tax for 2005 amounted to 380,319 thousand rubles (2004 -258,530 thousand rubles).

Income tax calculation was affected by the following factors:

1. Constant differences, in 2005 amounted to 1,229,142 thousand rubles (2004 – 1,533,933 thousand rubles). Such differences arose due to different approaches to expenses recognition in accounting and tax bookkeeping:
   - for fixed assets revaluation amounts after 2002 (184,446 thousand rubles);
   - provision for devaluation of the financial investments (118,619 thousand rubles);
   - economically unsound expenses (554,246 thousand rubles);
   - expenses related to free transfer of property (22,512 thousand rubles);
   - insurance expenses (7,946 thousand rubles);
2. Contingent gain in accounting was adjusted in 2005 to the amount of 735,717 thousand rubles (2004 – 440,688 thousand rubles). So deductible temporary differences arose in 2005 amounted to 805,650 thousand rubles (2004 – 521,725 thousand rubles), amount of reduction (redemption) of deductible temporary differences resulted in reduction of respective deferred tax assets amounted to 69,933 thousand rubles (2004 – 81,037 thousand rubles). Such differences arose due to different approaches to expenses recognition in accounting and tax bookkeeping:
   - for charged depreciation of fixed assets (391,825 thousand rubles);
   - for creation of provision for doubtful accounts (231,650 thousand rubles);
   - loss from sales of fixed assets (13,637 thousand rubles);
3. Taxable temporary differences of 357,846 thousand rubles (2004 – 704,983 thousand rubles) we taken into account in calculation of current income tax. So taxable temporary differences arose in 2005 amounted to 717,558 thousand rubles (2004 – 1,035,871 thousand rubles), *amount of reduction (redemption) of taxable temporary differences resulted in reduction of respective deferred tax* liabilities amounted to 355,817 thousand rubles (2004 – 335,667 thousand rubles). Such differences arose due to different approaches to recognition in accounting and tax bookkeeping of:

- expenses related to charged depreciation of fixed assets (640,017 thousand rubles);
- expenses for payment of interest on credits used for acquisition (construction) of fixed assets (-1,075 thousand rubles);
- payment for state registration of rights for acquired (constructed) real estate objects (-117 thousand rubles);
- income in the form of dividends from participation in authorized capitals of other companies (3,900 thousand rubles).

As of January 1, 2005 deferred tax liabilities include restructured liability related to income tax to the amount of 179,107 thousand rubles, including:

- tax – 29,803 thousand rubles
- penalty fee – 117,809 thousand rubles;

- penalties — 1,168 thousand rubles;
- additional payment related to income tax adjusted considering rate of the Russian Federation Central Bank – 30,327 thousand rubles.

In 2005 amount of restructured liability related to income tax (29,803 thousand rubles) and the amount of additional payment adjusted considering rate of the Russian Federation Central Bank (30,327 thousand rubles) were paid from the settlement account of the Company.

Deferred tax liability related to amount of restructured liability to budget in respect of fines and penalties under decision of Inspectorate of the Ministry of Taxation to the amount of 118,951 thousand rubles was allocated to increase of net profit.

As of December 31, 2005 liability related t restructured penalty fee amounted to 26 thousand rubles.

In 2005 tax asset of loss from securities sale amounted to 232,398 thousand rubles was allocated to reduction of net profit.

Value Added Tax (VAT)

For the purpose of VAT the Company recognizes proceeds from sale as far as products (services) are paid. In 2005 charged VAT amounted to:

- by method of recognition of proceeds for taxation purposes - 4,006,970 thousand rubles (2004 – 3,361,285 thousand rubles);
- by method of recognition of proceeds in accounting - 3,812,105 thousand rubles (2004 – 3,214,455 thousand rubles).

As of December 31, 2005 deferred VAT related to unpaid proceeds from sales to the amount of 328,772 thousand rubles (as of 31.12.2004 – 431,421 thousand rubles) reflected in the Balance Sheet as other accounts payable.

Settlements with off-budget Social Funds in 2005

thousand rubles

Payments to off-budget funds	Balance as of January 1, 2004.		Charged		Paid		Balance as of December 31, 2004	
	Total	Share, %	Total	Share, %	Total	Share, %	Total	Share, %
Total payments	431,186	100	48,779	100	441,529	100	38,436	100
Including								
Pension fund	72,419	16.8	283,949	45	332,797	78.2	23,571	61.3
Social security fund	(1,860)	(0.4)	51,218	7.5	48,722	10.5	636	1.7
Obligatory medical insurance fund	63	0.01	39,520	5.8	36,197	8.8	3,386	8.8
Penalties, fines	360,564	83.6	(325,908)	41.7	23,813	2.5	10,843	28.2

Accounts payable to off-budget social funds in 2005 decreased 11.2 times. Reduction resulted from:

- advanced payment of restructured liabilities related to insurance premiums to the Pension Fund of the Russian Federation of 72,141 thousand rubles;
- advanced payment (of 23,303 thousand rubles) and write-off (of 328,218 thousand rubles) of restructured penalty fee and fines to the Pension Fund of the Russian Federation (Resolution of the Government of the Russian federation No. 699 of 11.10.2001; Decision No. 11-05 of 23.06.2005 of the Inter-district Inspectorate of the Russian Federal Tax Service, Decision of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo No. 22of 03.12.2001, Decision of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo No. 23 of 30.07.2004, Decision of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo No. 25 of 28.10.2004.

As of December 31, 2005 accounts receivable amounted to 849 thousand rubles and arose due to expenses incurred in respect of the state social security (sick-list payments) exceeded insurance premiums charged.

3.16. Liquidation

Under the Resolution of the Board of Directors of the Company of 12.07.2005 the reforming of the Company was determined as one of the priority directions of its operations. It was also resolved to start the reforming of the Company in respect of division by separate types of operations by means of reorganization of the Company by means of spin-off.

On December 30, 2005 the extraordinary meeting of the shareholders of the Company resolved to reorganize the Company by means of spin-off, and the separation balance sheet was approved as of 30.06.2005.

OAO Kuzbassenergo (reorganized Company) – regional generation company established based on generation assets of power plants and main heating system assets of the Administration of the Heating System by energy supply areas and administrative-territorial membership.

The following companies will spin off during reorganization:

1. *OAO Kuzbassenergo - Regional Electric Network Company* with functions to transfer and distribute electric energy from source to consumer;
2. *OAO Kuzbass Power Repair Company - sale and purchase of* electric energy. Guaranteeing supplier function is possible;
3. *OAO Magistralnye Electricheskie Seti (Main Electric Networks) of Kuzbassenergo* – transfer of electric energy by networks included into integrated national (All-Russian) electric network;
4. *OAO Western-Siberian Heat Power Station* – production of electric and heat energy, transfer of heat energy;
5. *OAO South Kuzbass State District Power Station* - production of electric and heat energy, transfer of heat energy.

According to the separation balance sheet the spin-off companies will have the following authorized capitals:

OAO Kuzbassenergo - Regional Electric Network Company - 1,757,875 thousand rubles
OAO Kuzbass Power Repair Company 30,308 thousand rubles
OAO Magistralnye Electricheskie Seti (Main Electric Networks) of Kuzbassenergo 606,164 thousand rubles
OAO Western-Siberian Heat Power Station 909,246 thousand rubles
OAO South Kuzbass State District Power Station 545,547 thousand rubles

Authorized capital of OAO Kuzbassenergo (reorganized company) shall not be changed and amount to 606,164 thousand rubles.

Assets and Liabilities to be Retired according to the Intermediary Separation Balance Sheet of the Company

From the date of separation balance sheet the main changes in the structure and cost of property and liabilities of the reorganized companies are acquisition of fixed assets, depreciation and payment of accounts receivable.

OAO Kuzbassenergo - Regional Electric Network Company

thousand rubles

	As of June 30, 2005	As of December 31, 2005
Fixed assets	5,510,822	5,650,337
Construction in progress	101,058	61,374
Long-term financial investments	8,744	8,744
Deferred tax assets	85,723	97,117
Other noncurrent assets	-	3,228
Total noncurrent assets	**5,706,347**	**5,820,800**
Inventories	75,696	82,939
Value Added Tax for acquired valuables	21,823	28,242
Accounts receivable (to be paid in more than 12 months after the reporting date)	111436	101,078
Accounts receivable (to be paid within 12 months after the reporting date)	715,273	187,590
Short-term financial investments	7,488	825
Cash	20,607	63,425
Other current assets		
Total current assets	**952,323**	**464,099**
TOTAL ASSETS	**6,658,670**	**6,284,899**
Deferred tax liabilities	157,184	170,890
Other long-term liabilities	126	69
Total long-term liabilities	**157,310**	**170,959**
Loans and credits - short-term liabilities	993,815	726,315
Accounts payable	130,064	78,176
Deferred income	413	423
Total short-term liabilities	**1,124,292**	**804,914**
TOTAL LIABILITIES	**1,281,602**	**975,873**

OAO Kuzbass Power Repair Company

	As of June 30, 2005	As of December 31, 2005
Fixed assets	178,488	204,380
Construction in progress	11,245	1,247
Long-term financial investments	100	100
Deferred tax assets	386	353
Total noncurrent assets	**190,219**	**206,080**
Inventories	3,376	4,915
Value Added Tax for acquired valuables	19,527	17,997
Accounts receivable (to be paid in more than 12 months after the reporting date)	119410	74,479
Accounts receivable (to be paid within 12 months after the reporting date)	318,746	259,182
Cash	15,094	47,612
Other current assets		29
Total current assets	**476,153**	**404,214**
TOTAL ASSETS	**666,372**	**610,294**
Deferred tax liabilities	972	705
Total long-term liabilities	972	705
Loans and credits - short-term liabilities	222,244	180,442
Accounts payable	303,719	423,504
Provisions for Future Expenses	450	-
Total short-term liabilities	**526,413**	**603,946**
TOTAL LIABILITIES	**527,385**	**604,651**

OAO Magistralnye Electricheskie Seti (Main Electric Networks) of Kuzbassenergo

thousand rubles

	As of June 30, 2005	As of December 31, 2005
Fixed assets	1,924,143	1,874,998
Construction in progress	12,333	1,585
Deferred tax assets	10,558	11,302
Total noncurrent assets	**1,947,034**	**1,887,885**
Inventories	187	1
Value Added Tax for acquired valuables	2,244	2,437
Cash	1,400	1,400
Total current assets	**3,831**	**3,838**
TOTAL ASSETS	**1,950,865**	**1,891,723**
Deferred tax liabilities	51,242	59,220
Total long-term liabilities	-51,242	59,220
TOTAL LIABILITIES	**51,242**	**59,220**

OAO Western-Siberian Heat Power Station

thousand rubles

	As of June 30, 2005	As of December 31, 2005
Fixed assets	2,623,731	2,629,772
Construction in progress	74,642	50,443
Deferred tax assets	25,103	31,122
Other noncurrent assets	-	2,299
Total noncurrent assets	**2,723,476**	**2,713,636**
Inventories	107,135	148,535
Value Added Tax for acquired valuables	20,771	22,837
Accounts receivable (to be paid within 12 months after the reporting date)	32,309	24,492
Cash	720	8,754
Total current assets	**160,935**	**204,618**
TOTAL ASSETS	**2,884,411**	**2,918,254**
Deferred tax liabilities	5,688	11,000
Total long-term liabilities	5,688	11,000
Accounts payable	55,690	110819
Total short-term liabilities	55,690	110,819

TOTAL LIABILITIES		61378	121.819

	As of June 30, 2005	As of December 31, 2005
Fixed assets	1,304,968	1,356,309
Construction in progress	257,678	238,586
Deferred tax assets	19,186	27,974
Total noncurrent assets	**1,581,832**	**1,622,869**
Inventories	120,390	159,191
Value Added Tax for acquired valuables	36,442	45,043
Accounts receivable (to be paid in more than 12 months after the reporting date)	5	9316
Accounts receivable (to be paid within 12 months after the reporting date)	20,971	6,169
Cash	637	1,324
Other current assets	-	7
Total current assets	**178,445**	**221,050**
TOTAL ASSETS	**1,760,277**	**1843,919**
Deferred tax liabilities	17,481	18,711
Other long-term liabilities	195	10
Total long-term liabilities	**17,676**	**18,721**
Loans and credits - short-term liabilities	14,951	-
Accounts payable	35,886	16,799
Total short-term liabilities	**50,837**	**16,799**
TOTAL LIABILITIES	**68,513**	**35,520**

The Company does not disclose information about income, expenses, income tax and cash flow related to liquidated operations as the Company does not account proceeds from sale separately by spin-off units. And it is not possible to assess the income and expenses related to liquidated operations due to lack of tariffs for such types of operations inside the Company.

Under the Resolution of the Board of Directors of the Company of 12.07.2005 the state registration of the spin-off companies shall take place until 01.07.2006.

Shares of established OAO Kuzbassenergo - Regional Electric Network Company, OAO Kuzbass Power Repair Company, OAO Magistralnye Electricheskie Seti (Main Electric Networks) of Kuzbassenergo are distributed among the shareholders of the Company in proportion to the number of shares of the Company owned by such shareholders.

Shares of established OAO Western-Siberian Heat Power Station and OAO South Kuzbass State District Power Station are distributed as follows:

1. The Company acquires 50 % + 1 share of established companies;
2. The rest of shares of established companies are distributed among shareholders as follows:

2.1. Each shareholder who takes part in voting in respect of the reorganization of the Company and does not vote against resolution on reorganization shall receive the shares of OAO Western-Siberian Heat Power Station and OAO South Kuzbass State District Power Station in number:

X=A/(B-C)*D, where

X - number of shares of OAO Western-Siberian Heat Power Station and OAO South Kuzbass State District Power Station to be received by a shareholder who takes part in voting in respect of the reorganization of the Company and does not vote against resolution on reorganization;

A - number of shares of the Company owned by a shareholder at the date of state registration of OAO Western-Siberian Heat Power Station and OAO South Kuzbass State District Power Station;

B — total number of shares of the Company at the date of state registration of OAO Western-Siberian Heat Power Station and OAO South Kuzbass State District Power Station;

C – total number of shares of the Company owned by a shareholder who votes against resolution on reorganization or does not take part in such voting, at the date of state registration of OAO Western-Siberian Heat Power Station and OAO South Kuzbass State District Power Station;

D – total number of shares of established company to be distributed among the shareholders of the Company (excluding total number of shares of established company to be acquired by the Company and distributed among the shareholders who vote against resolution on reorganization or do not take part in such voting).

2.2. Shareholders of the Company who vote against resolution on reorganization or do not take part in such voting shall receive shares of each established company in number equal to number of shares owned by such shareholders.

17. Profit per Share

	2005	2004
Basic profit for reporting year, thousand rubles	544,879	(1,617,371)
Weighted average number of ordinary shares in circulation in the reporting year, shares	606,163,800	606,163,800
BASIC PROFIT PER SHARE, thousand rubles	0,899	(2,668)

For 9 months of 2005 in the 4th quarter of 2005 the Company set dividends to the amount of 406,409 thousand rubles. The dividends shall be paid to the shareholders of the Company in the 1st quarter of 2006.

3.18. Affiliated persons

Head Company

OAO Kuzbassenergo is controlled by OAO RAO UES of Russia which owns 49% of ordinary shares of OAO Kuzbassenergo, the rest 51% of ordinary shares are distributed among many shareholders, the majority of which is owned by OAO Siberian Coal Energy Company, as of December 31, 2005 - 43.48 % of ordinary shares of the Company.

In addition, affiliated persons of OAO Kuzbassenergo include:

1. members of the Board of Directors of OAO Kuzbassenergo and members of the Management Board indicated in General information section of the Explanatory Notes;
2. 11 subsidiaries:
   - OAO Kuzbassgidroenergostroy;
   - OOO Sbytenergo;
   - OAO Investment and Industrial Association Vodokanal;
   - OAO Prokopyevskenergo;
   - OOO Bill of Exchange Center Kuzbassenergo;
   - OAO Engineering and Analytical Centre Kuzbasstekhenergo;
   - OAO Kuzbass Power Repair Company;
   - OAO Kuzbassetremont;
   - ZAO ATR (Moto Transport Enterprise) Kuzbassenergo;
   - ZAO Medical and Sanitary Department Health Center Energetik;
   - OAO Kuzbassenergoservice.
3. Companies affiliated to **RAO UES of Russia**.
4. Companies affiliated to OAO Siberian Coal Energy Company.

In 2005 and 2004 the Company sold its products to the following affiliated persons:

thousand rubles

Name	Operation	2005	2004
1. OAO RAO UES of Russia	Subscription fee settlements	-	
2. OOO Sbytenergo	Sale of electric energy, other services	184,110	150,131
3. OAO Prokopyevskenergo	Sale of electric energy, other services	635,624	555,186
4. OOO Bill of Exchange Center of Kuzbassenergo	Sale of energy, inventories, other services	849	20,153
5. OAO Investment and Industrial Association Vodokanal	Sale of electric energy, other services	12	-
6. OAO Kuzbassenergoservice	Sale of electric energy, other services	15,481	65,117
7. OAO Engineering and Analytical Centre Kuzbasstekhenergo	Sale of electric energy, other services	5,136	4,842
8. ZAO ATR Kuzbassenergo	Sale of electric energy, other services	9,079	9,621
9. ZAO Medical and Sanitary Department Health Center Energetik	Sale of electric energy, other services	5,242	8510
10. OAO Kuzbass Power Repair Company	Sale of electric energy, other services	5,903	4,032
11. OAO Kuzbassetremont	Sale of electric energy, other services	4,564	4,939
12. OAO Coal Company Kuzbassrazrezugol	Sale of electric energy, other services, bills of the Company	429,192	311,487
13. OAO Kuznetsk ferroalloy	Sale of energy, other services	1,572,298	1,253,189
14. ZAO Kuzbassenergosvyaz	Sale of electric energy, inventories, lease	22,060	110
15. Bank Alemar	Sale of bills of the Company, services, communications, lease	10,835	55,872
	TOTAL:	2,900,385	2,443,189

In 2005 and 2004 the Company purchased products from the following affiliated persons:

thousand rubles

Name	Operation	2005	2004
1. OAO RAO UES of Russia	Subscription fee settlements	989,681	992,493
2. OAO Siberian Coal Energy Company	Purchase of coal	1,804,280	1,511,169
3. OOO Sbytenergo	Remuneration for collection of receivables from customers contract works	4,778	4,352
4. OAO Prokopyevskenergo	Purchase of coal, electric energy and fixed assets, remuneration	37	21,488
5. OOO Bill of Exchange Center	Purchase of inventories, other services	-	6,936
6. ZAO Kuzbassenergoservice	Design works, other services	119,655	240,305
7. OAO Engineering and Analytical Centre Kuzbasstekhenergo	Contract works, other services	48,254	27,760
8. ZAO ATR Kuzbassenergo	Transport services	178,348	173,127
9. ZAO Medical and Sanitary Department Health Center Energetik	Медицинские services	27,868	36,003
10. OAO Kuzbass Power Repair Company	Contract works, other services	117,746	92,202
11. OAO Kuzbassetremont	Contract works, other services	80,223	45,909
12. AO Sayano-Shushenskaya hydro power plant	Purchase of electric energy	187,357	94,199
13. AO Yakutskenergo	Purchase of electric energy	-	12,375
14. AO Kharanorskaya State District Power Station	Purchase of electric energy	77,894	30,996
15. AO Berezovskaya State District Power Station-1	Purchase of electric energy	132,398	263,638
16. AO Gusinoozerskaya State District Power Station	Purchase of electric energy	90,132	98,910
17. AO Krasnoyarsk State District Power Station-2	Purchase of electric energy	64,334	22,159
18. OAO Omsk Energy Sales Company	Purchase of electric energy	917	-
19. MMSK-Center	Services related to transfer of electric energy	32,034	-
20 OAO Federal Network Company of UES	Services related to transfer of electric energy	802,707	832,722
21 System Operator of the Central Dispatch Control of UES	Support of system reliability	268,396	194,381
22. OAO Coal Company Kuzbassrazrezugol	Purchase of coal	2,635,961	1,171,820
23. OAO Kuznetsk ferroalloy	Purchase of inventories, equipment	20,238	
24. ZAO Kuzbassenergosvyaz	Communication services	49,797	-
25. Bank Alemar	Bank services	14,603	58,486
	TOTAL:	7,747,638	5,931,430

Settlements with Affiliated Persons

As of December 31, 2005 and December 31, 2004 the receivables from affiliated persons to the Company were as follows:

thousand rubles

Name	2005	2004
1. OAO RAO UES of Russia	160	-
2. OAO Siberian Coal Energy Company	151	-
3. OOO Sbytenergo	74,446	149,924
4. OAO Prokopyevskenergo	14,005	2,000
5. OOO Bill of Exchange Center Kuzbassenergo	17	508,959
6. OAO Engineering and Analytical Centre Kuzbasstekhenergo	367	120
7. ZAO Medical and Sanitary Department Health Center Energetik	941	3,181
8. ZAO ATR Kuzbassenergo	17311	22,256
9. ZAO Kuzbassenergoservice	35,896	92,395
10. OAO Kuzbass Power Repair Company	95	336
11. OAO Kuzbassetremont	203	3,750
12. OAO Coal Company Kuzbassrazrezugol	21,807	19,359
13. OAO Kuznetsk ferroalloy	16,171	11,911
14. Bank Alemar	8	10
TOTAL:	181,578	814,201

Accounts receivable of the Company

As of December 31, 2005 and December 31, 2004 the payables of the Company to affiliated persons were as follows:

Accounts payable of the Company

thousand rubles

Name	2005	2004
1. OOO Bill of Exchange Center Kuzbassenergo	3.926	5.063
2. OAO RAO UES of Russia	1,262,390	1,321,990
3. OAO Prokopyevskenergo	865	12,095
4. OAO Sbytenergo	1,155	367
5. OAO Engineering and Analytical Centre Kuzbasstekhenergo	1,639	2,978
6. ZAO Medical and Sanitary Department Health Center Energetik	1,654	521
7. ZAO ATR Kuzbassenergo	12,885	11,520
8. ZAO Kuzbassenergoservice	2,551	12,338
9. OAO Kuzbass Power Repair Company	2,471	2,660
10. OAO Kuzbassetremont	2,148	635
11. OAO Siberian Coal Energy Company	139.928	101.868
12. AO Sayano-Shushenskaya hydro power plant	1,693	-
13. AO Yakutskenergo	797	1,144
14. AO Kharanorskaya State District Power Station	1,121	0
15. AO Berezovskaya State District Power Station-1	-	40,664
16. AO Gusinoozerskaya State District Power Station	-	1,874
17. OAO Omsk Energy Sales Company	1,082	-
18. ZAO Financial Settlements Center	4	-
19. MMSK-Center	37,801	-
20. Konakovo State District Power Station	259	371
21. Kostroma State District Power Station	197	398
22. Lenenergo	6	6
23. Mosenergo	348,302	348,302
24. Ryazan State District Power Station	687	986
25. Tyumenenergo	206	206
26. OAO Coal Company Kuzbassrazrezugol	61,583	16,887
27. OAO Kuznetsk ferroalloy	106	375
28. ZAO Kuzbassenergosvyaz	2,954	-
TOTAL:	1,888,603	1,883,248

Remuneration to Directors

In 2005 the Company paid remuneration to the members of the Board of Directors to the total amount of 5,135 thousand rubles (2004 – 1,742 thousand rubles), to members of the Management Board - 640 thousand rubles (2004 - 430 thousand rubles).

3.19. Contingent liabilities

The Company is a claimant and respondent in several court proceedings arisen in the ordinary course of business. At present the result of such proceedings for the Company can not be determined with sufficient certainty. In the opinion of the management of the Company such proceedings can not have significant negative influence on the performance or financial condition of the Company.

Disputes under Consideration in the Court

1. According to the Resolution of the Federal Arbitration Court for Western-Siberian District issued on 15.09.2005 after the second trial of the case No. A27-12008/03-6 the claim of tax authority in respect of Belovo water storage basin pollution to the amount of 668,142 thousand rubles was rejected.

In order to recover such amount from the budget according to Articles 325, 326 of the Arbitration Procedure Code of the Russian Federation the Company shall receive the decision of the arbitration court of Kemerovo region and writ of execution on withdrawal of original trial decisions.

According to paragraph 8 of the Accounting Rules 9/99 "Income of an enterprise" income of 668,142 thousand rubles by its economic nature is allocated to "other" income which according to paragraphs 10.6, 11, 16 of the Accounting Rules 9/99 shall be presented in the Statements at actual amounts when arisen. So the Resolution of the Federal Arbitration Court for Western-Siberian District is insufficient for presentation of the amount of 668,142 thousand rubles to be returned from budget as income. Such amount shall be recovered from the budget based on the decision of the arbitration court of Kemerovo region on withdrawal of original trial decisions and writ of execution on recovery of such amount to the Company.

In the Statements income of 668,142 thousand rubles shall be presented based on the date of the decision on withdrawal of original trial decisions and writ of execution on recovery of such amount to the Company.

2. Recovery of tax penalties to the amount of 214 939 thousand rubles by the Inspectorate of the Federal Tax Service of the Russian Federation for Kemerovo, charged after field tax inspection based on the Decision No. 250 of 10.04.2003. The Company disagreed with such claims and disputed them in court.

Considering valid judgments the claim of tax authority amounted to 189,066 thousand rubles will be rejected. Beside the court may decrease the amount of tax penalties for failure to submit land tax returns from 21,732 thousand rubles to 10,866 thousand rubles. So actually charged tax penalties may amount to 15,006 – 25,872 thousand rubles. Proceedings will start in April 2006.

As of December 31, 2005 the Company did not create provision for such contingent liability as the management of the Company supposes that losses that may result from such proceedings are unlikely.

Securities and Guarantees issued.

At the end of 2005 the Company provided security to the amount of 719,451 thousand rubles presenting the amount of collateral under credit agreements valid as of December 31, 2005 (as of 31.12.2004 – 1,127,560 thousand rubles).

The Company did not received any claims from banks related to immediate payment of liabilities with collateral and did not created provisions for contingent operations related to granted security.

General Director of OAO Kuzbassenergo S. N. Mikhailov

Chief accountant of OAO Kuzbassenergo A. N. Ryumova

Deputy General Director for economy and finance of OAO Kuzbassenergo
A.M. Lavrov

Appendix No.3. Accounting Statement of OAO Kuzbassenergo for 2006.

Closed Joint Stock Corporation
"PricewaterhouseCoopers Audit" (JSC "PvK Audit"), 52 Kosmodemjanskaya Naberezhnaja str., building 5115054, Moscow
Telephone :+7(495) 9676000
Fax: +7(495) 9676001

AUDIT REPORT
on the financial and accounting statement
Prepared for the shareholders of Kuzbass Open Joint Stock Company of Electrification and Power Industry (OAO Kuzbassenergo):

Auditor

Closed joint stock Corporation "Pricewaterhousecoopers Audit" (JSC "PvK Audit")

State registration certificate № 008.890 was issued by Moscow Registration Chamber on February 28, 1992.

Certificate № 1027700148431 on the registration in the Uniform state register of legal entities issued by Interdistrict Inspectorate No. 39 of the Ministry of Taxation and Tax Collection of Russia in Moscow on August 22, 2002. The certificate indicates that the present enterprise was registered before July 1, 2002.

The license for the audit performance No. E000376 is issued by the Ministry of Finance of the Russian Federation on May 20, 2002. The License is valid until May 20, 2007

The audited enterprise is the Kuzbass open joint-stock company of power and electrification (Open joint-stock company "Kuzbassenergo")

Location: 30 Kuznetsk avenue, 650099, Kemerovo, Russian Federation.

The enterprise is registered on December 30, 1993 by the decree of the Kemerovo Administration No.345.

The certificate No. 1024200678260 proving that the company was registered in the Uniform state register of legal bodies was issued by Inspection of the Ministry of Taxatio and Tax Collection of Russia in Kemerovo on August 12, 2002.

The firm is the authorized user of the company name and the trade mark "PricewaterhouseCoopers"

Closed Joint Stock Corporation
"Pricewaterhousecoopers Audit" (JSC "PvK Audit"), 52 Kosmodemjanskaya Naberezhnaja str., building 5115054, Moscow
Telephone :+7(495) 9676000
Fax: +7(495) 9676001

AUDIT REPORT
on the financial and accounting statement

Prepared for the shareholders of Kuzbass Open Joint Stock Company of Electrification and Power Industry (OAO Kuzbassenergo):
We have performed an audit of the submitted financial (accounting) statement of the Kuzbass Open Joint-stock Company of Power and Electrification (Open joint-stock company "Kuzbassenergo") (hereinafter the Company) for the period from January 1, 2006 till December 31, 2006 inclusive. Financial (Accounting) statement of the Company consists of the Accounting balance sheet, report on profits and losses, cash flow statement, and Appendices to accounting balance sheet.

Explanatory note (hereinafter the statements all together are called "The financial (accounting) statement". Financial (accounting) statement is prepared by the Management of the Company in accordance with the legislature of the Russian Federation regarding preparation financial (accounting) statement. The statement, prepared in conformity with the specified legislation, essentially differs from the statement made according to the International Standards of Financial Statement.

Responsibility for preparation and presentation of the financial (accounting) statement is imposed on the executive board of the Company. Our duty is to state our opinion about credibility in all essential aspects of the present financial (accounting) statement and conformity of the accounting management with the legislation of the Russian Federation on the basis of the performed audit.

We have performed the audit according to the Federal law "About the audit activities", Federal Standards of the audit activity, International Audit standards, and our internal company standards.
The audit was planned and performed to get credibility that the financial (accounting) statement did not contain essential distortions.
The firm is the authorized user of the company name and a trade mark "Pricewaterhousecoopers".

The audit was performed on random basis and included the examination on the basis of learning figures in the financial (accounting) statement and disclosing the information on financial and economic activity, assessment of compliance with principles and rules of book keeping used for the preparation of the financial (accounting) statement, consideration of the basic estimated figures provided by the management of the Company, and the assessment representation of the financial (accounting) statement. We believe that the performed audit represents the sufficient bases for drawing the conclusion on reliability of the financial (accounting) statement and the conformity of conducting book keeping with the legislation of the Russian Federation.

As of December 31, 2006 the line 240 accounting balance of the Company elucidates the insecure and outstanding debt receivable for the shipped production. The amount of the debt receivable counts for 159,524 thousand rubles. The reserve for these debts was not charged. The possible overvaluation of the amount of the receivable debt and profits counts for 159,524 thousand rubles.

At the end of a fiscal year the Company was claimed by the main branch of "Kuzbass Center for Energy Efficiency" because the contribution to the allocated funds for the regional program of energy efficiency amounting to 129,654 thousand rubles was no made. Moreover the contribution was not allocated for the target program before signing the present statement. The probability that the claim will be adjusted by the court is very high. The information on the conditional obligation and loss is disclosed in the article 3.20 of explanatory note, but the corresponding reserve charge in the financial statement was not created.

In our opinion, except for the financial (accounting) statement provided in the above passage there are no more distortions of the accounting and financial statement of the Company. All the details reflected in the report are trustworthy as of December 31, 2006 and the results of its financial and economic activity for the period from January, 1 till December 31, 2006 inclusive are in conformity with requirements of the legislation of the Russian Federation.

The financial (accounting) statement is reliable and we focus your attention on how article 3.2 of sections III "Covering of essential figures" of the explanatory note by the Company prepared in 2006 discloses the details. In 2007 the Company planned to liquidate a number of the objects the construction of which was not completed. Cost of such objects amounts to 142,917 thousand rubles.

As of March 23, 2007

Managing Director of the Joint Stock Company /signature/ Frantz-J.Kaizer

Auditor

Qualification certificate No. K008585 (open ended) /signature/ I.A. Turchina

*seal: Closed Joint Stock Company "Pricewaterhousecoopers Audit"

ACCOUNTING BALANCE-SHEET

As of December 31, 2006

	CODES		
Form No. ARCMD	071001		
Date (year, month, day)	2006	12	31
RNCB	10,563,800		
Vat number	4,200,000,333		
ARCTEA	40.10.11		
Lofc/foc	47	41	
OCE	384		
Approval date			
Mailing (acceptance) date			

Name of the organization : OAO Kuzbassenergo

Tax payer identification number

Type of activity: Industry

Form of ownership/legal organizational form

Open joint stock company/Mixed type of ownership with state share in the business

Measuring unit: thousand of rubles

Location (address): 30 Kuznetsk avenue, Kemerovo, 650000, RF

Assets	Index	As of beginning of the year	As of the end of the year
1	2	3	4
CAPITAL ASSETS (NON-MATERIAL ASSETS)	110	1	1
Basic asets	120	27,491,892	15,342,286
Buildings under construction	130	1,388,639	782,026
Profitable investments into material assets	135	6	4
Long-term financial investments	140	329,408	2,597,155
Deferred tax assets	148	446,700	167,785
Other capital assets	150	9,296	4,465
TOTAL	190	29,665,942	18,893,722
II. CURRENT ASSETS, Stocks	210	1,252,923	950,869
Including: raw materials, materials and other similar values	211	1,221,355	939,068
Finished goods and the resale goods	214	2,736	1,885
Shipped goods	215	289	159
Expenses of the future periods	216	28,543	9,757
The value-added tax on the received values	220	762,908	209,869
Receivable debts (payments due to be paid in 12 months after accounting date)	230	301,794	111,428
Including buyers and customers	231	167,187	21,531
Receivable debts (payments due to be paid in 12 months after accounting date)	240	1,870,240	1,085,916
Including buyers and customers	241	650,859	330,451
Short-term financial investments	250	825	50,112
Money resources	260	476,439	178,033
Other current assets	270	1 437	554
TOTAL	290	4,666,566	2,586,781
BALANCE	300	34,332,508	21,480,503

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

LIABILITIES	Index	As of beginning of the fiscal year	As of the end of the fiscal year
1	2	3	4
III. CAPITAL and RESERVES Registered capital	410	606 164	606 164
Additional capital	420	25,251,038	15,412,573
Reserve capital	430	16,858	30,308
Including: the reserves formed according to the legislation	431	16,858	30,308
Unallotted profit of last years	460	1,470,401	1,39, 021
Unallotted profit (the uncovered loss)	470		109,439
TOTAL (section III)	490	27,344,461	1,552,505
IV. LONG-TERM OBLIGATIONS Loans and credits	510	0	433,845
Deffered tax obligations	515	555,764	400,738
Other long-term obligations	520	1,260,975	902,953
TOTAL (section IV)	590	1,816,739	1,737,536
V. SHORT-TERM OBLIGATIONS Loans and credits	610	1,605,127	822,926
Creditor debts	620	2,790,413	1,323,207
Including: suppliers and contractors	621	835,050	486,156
Debts to the personnel	622	56,398	25,401
Debts to the state off-budget funds	623	31,344	17,946
Tax debts	624	653,639	529,767
Other creditors	625	1,213,982	263, 937
Payment income debts to participants (founders)	630	370,094	2,307
Incomes of the future periods	640	405,674	42,022
TOTAL (section V)	690	5,171,308	2,190,462
BALANCE	700	34,332,508	21,480,503
Information on values reported in off balance sheet accounts Leased assets means	910	20,550	5,742
Commodity-material assets, accepted on safe storage	920	8,520	8,132
The debts of insolvent debtors written off at a loss	940	458,761	397,327
Securing of obligations and payments (received)	950	88,226	87,316
Securing of obligations and payments (payed)	960	719,451	614,692
Deterioration of housing funds	970	1,113	1,080
Strict security forms	1000	33	4

Managing director /signature/S.N. Mikhailov
Chief Accountant /signature/ S.S. Prikhodchenko
March 5, 2002
*seal: Kuzbass Open Joint Stock company "Kuzbassenergo"

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

PROFIT AND LOSS REPORT
for 2006

		CODES		
	Form No.1 ARCMD	071002		
	Date (year, month, day)	2006	12	31
Name of the organization : OAO Kuzbassenergo	RNCB	10563800		
Tax payer identification number	Vat number	4200000333		
Type of activity: Industry	ARCTEA	40.10.11		
Form of ownership/legal organizational form	Lofc/foc	47	41	
Open joint stock company/Mixed type of ownership with state share in the business				
Measuring unit: thousand of rubles	OCE	384		

Location (address): 30 Kuznetsk avenue, Kemerovo, 650000, RF

Approval date	
Mailing (acceptance) date	

Index		For the reporting period	For the same period last year
Denomination	Code		
1	2	3	4
Incomes and expenses by usual kinds of activity Earnings for disposal of commodities, works, services (minus the tax to the added cost, excises and similar obligatory payments)	010	17,604,706	19,710,417
The cost price of the sold commodities, production, works, services	020	(16,129,411)	(17,922,657)
Total profit	029	1,475,295	1,787,760
Commercial expenses	030	(12,125)	(18,795)
Profit (loss) on sales	050	1,463,170	1,768,965
Other incomes and expenses Intrest receivable	060	6,835	2,772
Intrest payable	070	(112,799)	(179,483)
Incomes from participation in other organisations	080	4,476	13,491
Other incomes	090	1,506,563	1,620,984
Miscellaneous costs	100	(1,912,295)	(3,249,081)
Taxation Profit (loss)	140	955,950	(22,352)
The postponed tax actives	141	(47,777)	176,572
The postponed tax obligations	142	(114,860)	(85,883)
The current profit tax	150	(301,316)	(380,319)
Other similar obligatory payments	180	(182,534)	856, 861
Net profit (loss) for the accounting period	190	309,463	544, 879
Constant tax obligations (assets)	200	234,525	294, 994
Base profit (loss) per share	201	0.5105	0.8989
Dividends proposed	202	0.5105	0.8989

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

EVALUATION OF SOME PROFIT AND LOSS

Index		For the reporting period		For the same period last year	
Denomination	Code	Income	Loss	Income	Loss
1	2	3	4	5	6
Established penalties and fines imposed by courts (arbitration court)	210	4,524	3,546	16,188	6,563
Profit (loss) of the recent years	220	14,079	17,624	49,538	224,136
Foreign currency fluctuation rated under foreign currency transactions	240	34	143	16	73
Contributions to assessed reserves	250	X	2,298	X	443,295
Relief of receivable debts and creditor debts with the expired term of action	260	554	167	2,476	95,185

Managing director /signature/S.N. Mikhailov
Chief Accountant /signature/ S.S. Prikhodchenko
March 5, 2002
*seal: Kuzbass Open Joint Stock company "Kuzbassenergo"

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

Report on Changes in Equity
2006

	Codes
Form No.3 ARCMD	0710003
Date (year, month, day)	2006 / 12 / 31
RNCB	105638
Vat number	4200000333
ARCTEA	40.10.11
Lofc/foc	47/41
OCE	384

Organization OAO Kuzbassenergo
Tax payer identification number
Activity Industry
Form of ownership/legal organizational form Open Joint-Stock Company/
Mixed type of ownership with state share in the business
Measuring unit: thousand of rubles
Address: 30 Kuznetsk avenue, Kemerovo, 650000, RF

1. Change in equity

Indicator, name	Code	Authorized capital	Surplus capital	Capital reserves	Retained income (uncovered losses)	Total
1	2	3	4	5	6	7
Balance as of December 31 of the year preceding the prior year	010	606,164	22,236	16,858	1,264,973	24,124,874
2005 (prior year)						
Result from revaluation of fixed assets objects	012	x	2,676,703	x	-	2,676,703
Balance as of January 1 of the prior year	020	606,164	24,913,582	16,858	1,264,973	26,801,577
Net profit	025	x	x	x	544,879	544,879
Dividends	026	x	x	x	(406,409)	(406,409)
Increase in equity due to:	040		-		69,336	69,336
- revaluation while writing off of fixed assets	044	-	-	-	69,336	69,336
Reduction of equity due to:	050		(69,336)		(2,378)	(71,714)
- revaluation while writing off of fixed assets	054	-	(69,336)	-		(69,336)
- transfer into the municipal ownership of fixed assets of social sphere	055	-	-	-	(2,378)	(2,378)
Balance as of December 31 of the prior year	060	606,164	24,844,246	16,858	1,470,401	26,937,669
2006 (reporting year)						
Result from revaluation of fixed assets objects	062	x	406,792	x	-	406,792
Balance as of January 1 of reporting prior year	100	606,164	25,251,038	16,858	1,470,401	27,344,461
Net profit	105	x	x	x	309,463	309,463
Dividends	106	x	x	x	(200,024)	(200,024)
Contribution to Reserve fund	110	x	x	13,450	(13,450)	-
Increase in equity due to:	120	-	2,299,016	-	97,330	2,396,346
- purchasing of subsidiaries, societies shares	124	-	2,299,016	-		2,299,016
- revaluation while writing off of fixed assets	125				97,330	97,330
Reduction of equity due to:	130	-	(12,137,481)	-	(160,260)	(12,297 741)
- reorganization of the legal entity	133	-	(12,040,151)	x	(160,204)	(12,200 355)
- revaluation while writing off of fixed assets	134	-	(97,330)	-		(97,330)
- depreciation charge of fixed assets of municipal ownership.	135	-	-	-	(56)	(56)
Balance as of December 31 of reporting year	140	606,164	15,412,573	30,308	1,503, 460	17,552,505

II. Provisions

Indicator name	Code	Balance	Acquired	Used	Balance
1	2	3	4	5	6
Reserves and provisions arose in accordance with legislation					
data of the prior year	150	16,858	-	-	16,858
data of the reporting year	151	16,858	13,450	-	30,308
Evaluation provisions:					
provision for doubtful accounts					
data of the prior year	160	200,000	324,676	(200,000)	324,676
data of the reporting year	161	324,676	-	(324,676)	-
provision for depreciation of financial investments					
data of the prior year	162		118,619		118,619
data of the reporting year	163	118,619	2,298	(118,619)	2,298
provision for repair of fixed assets					-
data of the prior year	186	-	1,540,634	(1,540,634)	-
data of the reporting year	187	-	1,459,280	(1,459,280)	-

REFERENCES

Index name	Code	Remainder as of the beginning of year		Remainder as of the end of the year	
1	2	3		4	
1) Net assets	200	27,750,135		17,594, 527	
		From the budget		From extraordinary funds	
		For the fiscal year	For previous year	For the fiscal year	For previous year
		3	4	5	6
Assets received for average activity expenses - total	210	26,465	32,342		
Including					
Reimbursement of percents for the credit on fuel	211	26,465	32,342		

Managing director /signature/S.N. Mikhailov
Chief Accountant /signature/ S.S. Prikhodchenko
March 5, 2002
*seal: Kuzbass Open Joint Stock company "Kuzbassenergo"

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

THE REPORT ON CIRCULATION OF MONEY RESOURCES

	CODES
Form No.1 ARCMD	071002
Date (year, month, day)	2006 | 12 | 31
RNCB	10563800
Vat number	4200000333
ARCTEA	40.10.11
Lofc/foc	47 | 41
OCE	384

Name of the organization : OAO Kuzbassenergo
Tax payer identification number
Type of activity: Industry
Form of ownership/legal organizational form
Open joint stock company/Mixed type of ownership with state share in the business
Measuring unit: thousand of rubles

Location (address): 30 Kuznetsk avenue, Kemerovo, 650000, RF

Approval date
Mailing (acceptance) date

Index Denomination	code	For the accounting period	For the similar period of previous year
	2	3	4
The rest of money resources as of the beginning of an account.	010	475.951	262.581
Circulation of money resources allotted for current activity	020	21.463.507	23.487.123
The means received from buyers, customers			
Receipt of the foreign currency	030	4.582	4.469
Other income	050	165.606	224.501
Money resources allotted for payment of the goods, works, services, raw materials	050	(14,053,491)	(13,718,307)
salaries	160	(1.351.354)	(1.325.059)
dividends	170	(664.792)	(175.071)
taxes	180	(3,773,128)	(3,441,910)
social payments	183	(72.079)	(70.066)
Other costs	190	(1.065.079)	(976.542)
Net money assets from current activity	200	1.653.772	4.009.138
Circulation of money resources on investment activity Costs of fixed assets and other extraordinary assets	210	32,568	20,377
Securities and other financial investments	220	185,645	29,086
received dividends	230	13.543	2.808
Other receipts	260	8.584	119.664
Acquisition of fixed assets, profitable investments in material assets and non-material assets	290	(1,326,423)	(1,841,136)
Acquisition of securities and others financial investments	300	(352.131)	(623.058)
Other costs	320	(5.971)	(126.754)
Net money resources from investment activity	340	(1,444,185)	(2,419,013)
Movement of money resources allotted for financial activity for loans and the credits given by other organizations	360	4,812 880	4,865,000
Other incomes	380	-	56.302
Repayment of loans and credits (without percent)	390	(4.688.880)	(4.939.000)
Miscellaneous costs	405	(631.724)	(1.359.057)
Pure money resources of financial activity	410	(507.724)	^ (1.376.755)
Net increase (reduction) of money resources and their equivalents	420	(298.137)	213.370

Managing director /signature/S.N. Mikhailov
Chief Accountant /signature/ S.S. Prikhodchenko
March 5, 2002
*seal: Kuzbass Open Joint Stock company "Kuzbassenergo"

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

12G3-2(B) Exemption No.: 82-4633

ATTACHMENT TO BALANCE SHEET FOR 2006

	CODES	
Form No.1 ARCMD	071002	
Date (year, month, day)	2006 12 31	
RNCB	10563800	
Vat number	4200000333	
ARCTEA	40.10.11	
Lofc/foc	47	41
OCE	384	
Approval date		
Mailing (acceptance) date		

Name of the organization : OJSC "Kuzbassenergo"

Tax payer identification number

Type of activity: Industry

Form of ownership/legal organizational form

Open joint stock company/Mixed type of ownership with state share in the business

Measuring unit: thousand of rubles

Location (address): 30 Kuznetsk avenue, Kemerovo, 650000, RF

Index: Denomination	code	As of beginning of the fiscal year	Received	Retired	As of the end of the accounting period
1	2	3	4	5	6
Objects of intellectual property (exclusive rights for intellectual property)	010	4			4
Trade mark and a service mark, the name of the place of origin of the goods	014	4			4
Organizational incomes	020	-	-		
In total	045	4	-		4

Index: Denomination	код	As of the beginning of the accounting period	As of the end of the accounting period
1	2	3	4
Amortization of non-material assets - total	050	3	3

Index: Denomination	code	As of beginning of the fiscal year	Received	Retired	As of the end of the accounting period
1	2	3	4	5	6
Buildings	110	11,733, 822	67,536	(3, 556, 531)	8, 244, 827
Constructions and transfer devices	111	30, 945, 844	430,103	(18,741,777)	12, 634,170
Machinery and the equipment	112	39,480,539	463, 860	(15, 801, 624)	24, 142, 775
Vehicles	113	207, 976	15,195	(92,724)	130, 447
Industrial and economic inventory	114	85, 757	4, 095	(37, 024)	52, 828
Long-term planning	117	341	-	(5)	336
Other kinds of the basic means		3,135	49	(1, 641)	1,543
The ground areas objects of wildlife management	119	566,568	15	(126, 482)	440,101
Total	130	83, 023, 982	980, 853	(38, 357, 808)	45, 647, 027

Index: Denomination	code	As of the beginning of the accounting period	As of the end of the accounting period
1	2	3	4
Amortisation of the basic means - all	140	55, 532,090	30, 304, 741
Including: buildings and constructions	141	26, 012, 084	12, 160, 665
Machinery the equipment, vehicles	142	29, 476, 651	18, 116, 331
Others	143	43, 355	27, 745
It is transferred in rent of objects of the basic means of all	150	8, 137, 541	452, 934
Including: buildings and constructions	151	7, 792, 058	304, 020
Machinery, the equipment, vehicles	152	237, 291	140, 156
Others	153	108, 192	8,758
Fixed assets allotted for preservation	155	189,783	76, 960
It is received fixed assets in rent • total	160	20, 550	5, 742
Including: buildings and constructions	161	15, 768	4, 701
Cars, the equipment, vehicles	162	121	1041
Other fixed assets	163	4, 661	
The objects of the real estate which are	165	285, 521	38, 948

accepted in operation and in process of the state registration			

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

Information Result of revaluation of fixed assets objects:	Code	As of beginning of accounting year	As of the end of the previous year
	2	3	4
	170	406,792	2,676,703
Initial (replacement) cost	171	4,094,853	6,206,804
Amortization	172	3,688,061	3,530,101
Change of cost of the fixed assets additional equipments, reconstruction, partial liquidation	Code	As of beginning of accounting year	As of end of accounting year
	2	3	4
	180	784,713	831,985

Profitable investing to tangible property

Denomination	Code	As of beginning of the fiscal year	Received	Retired	As of the end of the accounting period
1					
Property for leasing	2	3	4	5	6
Total	230	13	-	-	13
	240	13	-		13

1	Code	As of the beginning of the accounting period	As of the end of the accounting period
Amortisation of profitable investments in material assets	2	3	4
	250	7	9

Expenses on research, developmental and technical works

Kinds of works		As of beginning of the fiscal year	Received	Retired	As of the end of the accounting period
denomination	code				
1	2	3	4	5	6
In total	310	11,334	10,666	(14,199)	7,801
Including:					
Working out of non residual fuel oil a copper kindling	311	1,399	2,200	(465)	3,134
Working out of criteria of non residual fuel oil power supply	312	1054		(550)	504
Others	313	8,881	8,466	(13,184)	4,163

	code	As of beginning of accounting year	As of end of accounting year
Information	2	3	4
The sum of expenses of non accomplished research, developmental and technological works	320	2,038	3,336
The sum expenses for fruitless research, developmental and technological works	code	For the accounting period	For the accounting period of the previous year
	2	3	4
	330	6,544	5,790

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

Index Denomination	Qnt.	Long term		Short term	
		As of beginning of the reporting year	As of the end of the reporting period	As of beginning of the reporting year	As of the end of the reporting period
1	2	3	4	5	6
Contributions in authorized (stacked) capitals of other organizations - total	510	327,892	2,595,639		
including affiliated and dependent economic societies. Securities of other organizations - total	511 520	327,837 1,516	2,595,589 1,516	825	**50,112**
Including debt securities (bonds, bills)	521	1,516	1516	825	**50,112**
Total	540	329,408	2,597,155	825	**50,112**

RECEIVABLE AND CREDITOR DEBTS

Index Denomination	Code	Remainder for the beginning of reporting year	Remainder for the end of reporting year
1	2	3	4
Receivable debts: short-term - total	610	1,870,240	1,085,916
calculations with buyers and customers	611	650,859	330,451
Advance payments given out	612	187,112	252,116
Others	613	1,032,269	503,349
Long-term investments - total	620	301,794	111,428
Including assets of buyers and customers	621	167,187	21,531
Advance payments given out	622	842	778
Others	623	18,765	89,119
Total	630	2,172,034	1,197,344
Creditor debts: short-term - total	640	4,395,540	2,146,133
Including: assets for suppliers and contractors	641	835,050	486,156
Advance payments received	642	480,457	104,866
Calculations under taxes and tax collections	643	653,639	529, 767
Credits	644	1,595,127	812,926
Loans	645	10,000	10,000
The other	646	821,267	202,418
Long-term - all	650	1,260,975	1,336,798
Including: calculations with suppliers and contractors	651	1,240,468	883,347
Calculations under taxes and tax collections	652	12,566	11,665
Credits	653	-	433,845
Others	655	7,941	7,941
Total	660	5,656,515	3,482,931

EXPENCES FROM BASIC ACTIVITY (ELEMENTS OF EXPENSES)

Index Denomination	Code	For the reporting year	For the previous year
1	2	3	4
Material inputs	710	8,459,J59	9,172,269
Expenses for remuneration of labour	720	1,220,505	1,298,393
Deductions on social needs	730	268,689	319,642
Amortisation	740	1,619,590	1,959,476
Other expenses	750	4,573,593	5,191,672
Total on elements of expenses	760	16,141,536	17,941,452
Expenses of the future periods	766	(18,786)	(3,940)

ATTACHMENT to the
Audit report prepared by
CJSC “Pricewaterhousecoopers Audit”
Date March 23, 2007
Auditor /signature/ I. Turchin

Resources securing

Index		Remainder for the beginning of reporting year	Remainder for the end of reporting year
Denomination	Code		
1	2	3	4
Received -total	810	761,164	87,316
Including bills	811	672,938	
The property which is in pledge:	820	88,226	87,316
securities and other financial investments	822	88,226	87,316
Given out -total	830	1,102,764	687,781
Including: bills	831	383,313	73,089
Property transferred as a deposit	840	719,451	614,692
material-industrial stocks	843	719,451	614,692

State assistance

Index		For reporting period	For the same reporting period last year
Denomination	code		
1	2	3	4
It is received in accounting year of budgetary funds -total	910	26,465	32,342
Including, reimbursement of credits for fuel	911	26,465	32,342

Managing director /signature/ S.N.Mikhailov
Chief Accountant /signature/ S.S. Prikhodchenko
March 5, 2002
*seal: Kuzbass Open Joint Stock Company "Kuzbassenergo"

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RUSSIAN OPEN JOINT-STOCK COMPANY
OF POWER AND ELECTRIFICATION
"UES OF RUSSIA"

KUZBASS OPEN JOINT-STOCK COMPANY

OF POWER AND ELECTRIFICATION

OAO KUZBASSENERGO

EXPLANATORY NOTE

TO THE ACCOUNTING STATEMENT

CONTENTS

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1. General data

The Kuzbass open joint-stock company of power and electrification (OAO Kuzbassenergo, hereinafter the Company) **is engaged in**:

- manufacturing of electric and heat power;
- transfer of electric and heat power;
  - delivery (sale) of electric and heat power at the established tariffs in conformity with dispatching schedules of supply of electric and heat power.

OAO Kuzbassenergo renders the following services:

- power supply to a range of organizations;
- **carries out:**
- major repairs;
- modernisation;
- reconstruction and development of the regional power supply system;
- installation, adjustment and repair of energy supply units;
- maintenance of heat power equipment;
- maintenance of electric and heat networks;
- operation, installation, repair of coppers and the vessels working under pressure,
- steam and hot water pipelines;
- maintenance of operation of the power equipment according to:
- operating standard requirements;
- carrying out of due and high quality repair of the power equipment;
- modernisation and reconstruction of power objects;
- maintenance of electric and heat networks;
- activity to secure operation of electric and heat networks.

The structure of Group of OAO Kuzbassenergo includes 8 affiliated companies, there are no dependent societies.

The company is created on the basis of the decree (No.330) of Committee of management of the state property of the Kemerovo area dated 21.09.1993 and decree of Administration of Kemerovo (No. 345) dated 30.12.1993. According to the above decrees state enterprise Kuzbassenergo named Kuzbass open joint-stock company of power and electrification.

The company is registered on 30.12.1993 at the address: 30 Kuznetsk avenue, 650099, Kemerovo.

The company has representative office in to Moscow which is a legal body and is regulated by the Board of directors of the Company.

Besides there are branches of the Company:

- Tom'-Usinsk state district power station;
- Belovskay state district power station;
- The Kemerovo state district power station;
- Kuznetsk heat power station;
- the new-Kemerovo heat power station;
- the Kemerovo heat power station;
- Management of heat networks;
- Barnaulski*.

• Within the project performance signed by the Board of directors of UEPS of the Russian Federation on December 23, 2005 there will be established the territorial power generating company No.12. It will be established on the basis of the assets of OAO Altaienergo and OAO Kuzbassenergo. The directorate of OAO Kuzbassenergo made a decision to establish of the Barnaul branch of the Company in Altai area (legal address: 2 Brilliantovaja str., 656037, Barnaul). The branch will be composed by heat distributions objects of OAO Altaienergo. The branch will be supplied with the personnel from the Barnaul heat power station – 1, Barnaul heat power station – 2, Barnaul heat power station – 3. The financial activity of the Barnaul branch of the company was launched on January 2, 2007.

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See section 3.20 "Events after reporting dates".

As of 31.12.2006 the number of the personnel of the Company counted for 5,011 persons (as of 31.12.2005 – 9,521 persons).

The Company sales shares on the basis of the following enterprises:

- Open joint-stock company "Stock exchange" the Russian Trading System ":
  - ordinary market;
  - exchange market;
- Closed joint-stock company "Moscow Central Stock exchange":
  - share market.

Company Board of directors comprises:

1. Wagner Andrey Aleksandrovich - the Chairman of Board of directors, the general director of TGK-2;
2. Bolshakov Andrey Nikolaevich - a member of Board of directors, the deputy chief of the energy manager of LLC "Profresurs".
3. Dunin Oleg Valentinovich - a member of Board of directors, the chief of the Department of maintenance of project performance OAO RAO UES of Russia.
4. Zarhin Vitaly Jurevich - a member of Board of directors, the head of department structural projects at OAO SUEK;
5. Evseenkova Elena Vladimirovna - a member of Board of directors, the chief of department of Department of Economic planning and the financial control of Business - unit No.2 of OAO RAO UES of Russia
6. Yeliseyev Irina Eduardovna - a member of Board of directors, the Moscow city Bar of lawyers ;
7. Kochetkova Tatyana Vladimirovna - a member of Board of directors, the chief of department of the competitive market of the Department of the market of Control centre of Reforms of OAO RAO UES of Russia
8. Mazikin Valentin Petrovich - a member of the Board of directors, the First assistant of the governor of Kemerovo area;
9. Platonov Vladimir Jurevich - a member of Board of directors, a member of Board of Open Company of OAO RAO UES of Russia
10. Sorokin Igor Jurevich - the vice-president of Board of directors, main expert of management of power actives of OAO SUEK;
11. Bayonets Dmitry Viktorovich - a member of Board of directors, the general director of the fund «Institute of professional directors».

The structure of Board of the Company is made by:

1. Mihajlov Sergey Nikolaevich - the Chairman of Board, the General director;
2. Grebennikov Alexey Antonovich - a member of Board, the adviser of the general director on general issues;
3. Gretsinger Jury Aleksandrovich - a member of Board, the assistant of the general director of operations - technical director;
4. Yerofeev Alexander Kuprijanovich - a member of Board, the assistant of the general director of operations;
5. Lavrov Alexander Mihajlovich - a member of Board, the assistant of general director on economic and finace issues;
6. Skhorohodov Dmitri Victorovich - a member of Board the deputy of the general director on the corporate management;
7. Shejbak Jury Vladimirovich - a member of Board, the assistant of the general director on marketing and sales.

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Company Audit Committee comprises:

1. Ahrimenko Dmitry Olegovich - a member of the Audit committee, the leading expert of the Department of a corporate management and interaction with shareholders of Corporate centre of OAO RAO UES of Russia;
2. Mukhin Michael Viktorovich - a member of the Audit committee, the leading expert of Department of logistics and purchases of a Business - units No. 2 of OAO RAO UES of Russia;
3. Sklyarov Dmitry Vladimirovich - a member of the Audit Committee, the leading expert of Department of internal audit of the Corporate Center of OAO RAO UES of Russia;
4. Smirnova Elena Evgenevna - Chairman of the Audit Committee, the chief of the department of the audit committees of Business - unit No. 2 of OAO RAO UES of Russia;
5. Shvetsova Marina Vladimirovna - a member of the Audit committee, the main expert of Power Assets Management of OAO SUEK.

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Accounting policy

2.1. Compiling basis

Accounting policy and accounting reporting of the Company is carried out according to the norms established by the Federal law No.129-FZ "About accounting" (in edition with subsequent changes and additions) dated 21.11.1996, also according to Plans of calculations of accounting the financial and economic activity of the organizations and Instructions on their application, confirmed by the order of the Ministry of Finance of Russian Federation No.94н, Regulations on book-keeping, Regulations on book-keeping "Accounting report of organizations" (PBU 4/99) dated 31.10.2000, confirmed by the order of the Ministry of Finance of the Russian Federation No.43н dated 06.07.1999. The order of Ministry of Finance of the Russian Federation No.67н dated 22.06.2003 "About forms of the accounting reporting of organizations" and other statutory acts of the Russian Federation regulating an order of conducting of accounting and drawing up of the accounting reporting. Conducting of accounting and drawing up of the accounting reporting is also regulated by the order of the Company, dated 30.12.2005 No. 978 "About registration and the tax policy of OAO Kuzbssenergo for 2006" and appendix to it (the order of the Company No.316 dated 13.06.2006).

2.2. Assets and liabilities in foreign currency

With the economic operations made in foreign currencies, the official rate of ruble as of the day of operation was applied. Monetary assets and liabilities in a foreign currency are reflected in the accounting report as sums calculated regarding the rate of the Russian ruble on the date of the operation. As of 31.12.2006 the ruble rate was 26,33 per 1 USD, as of 31.12.2006 -28,78 per 1 USD.

The fluctuation rate differences which have arisen within a year on operations with assets and liabilities, and also their recalculation as of 31.12.2006 are referred to the financial result as a part of other earnings and expenses.

2.3. Short and long-term assets and obligations

In accounting balance sheet financial investments, receivable creditor debts, including debts under credits and loans, are referred to short-term assets given their due terms do not exceed them 12 months since accounting date. All other assets and obligations are presented in the reporting as long-term ones.

2.4. Fixed assets

Lots, buildings, cars, the equipment, vehicles and other corresponding objects with value added use bigger than 12 months are referred as a part of fixed assets.

Objects of the real estate with allotted capital investments are confirmed by correspondent primary acceptance-transfer documents. The documents were transferred to the state registration institutions and actually applied as a part of fixed assets.

The objects of the fixed assets are accounted by the actual expenses for purchasing (construction). In the accounting balance sheet the fixed assets are reported by the current value minus depreciation amount accumulated for the whole period of their operation.

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As of 01.01.2006 the Company reassessed the fixed assets (access highways, platforms coating, fences, boiler units and stationary steam coppers). An independent specialist was invited for the purpose to define full regenerative cost of fixed assets. The sums of an increase in value of objects and amortization are referred to increase in the added capital.

Amortization of the basic means is calculated by linear way:

For the objects of the fixed assets accepted to accounting till 01.01.2002, for the norms confirmed by Decision No.1072 the Council of Ministers of USSR dated 22.10.1990; for the objects of the fixed assets accepted to book keeping since 01.01.2002 in conformity with the Government Order of the Russian Federation No. 1 "About classification of the fixed assets included in amortization articles" dated 01.01.2002. The terms of value-added use accepted by the Company for the articles of fixed assets are given in the table below.

Articles of fixed assets	Terms of value-added use, the objects accepted on balance	
	Till 01.01.2002	From 01.01.2002
Buildings	100	35
Machinery and the equipment	8-15	5-8
Vehicles	7-10	5-7
The computer technics	10	5
Others	3-10	2-5

Amortization is not referred to objects of the fixed assets the consumer properties of which do not change eventually:

Lots;

Objects of wildlife management.

Assets, cost which don't exceed 10,000 rubles are referred as articles of fixed assets (items 4 FDR 6/01) and are reflected in accounting and the reporting as a part of material-industrial stock on the account 10 "Materials" (item 5 FDR 6/01).

Movement of such objects (receipt, transfer and retirement) is made out on the basis of the primary registration documents designed for registration of similar operations for accounting of material-industrial stocks.

Incomes and expenses due to retirement of the fixed assets (sale, write-off in case of moral and physical deterioration) are reflected in the form of No.2 "Report on profits and losses" as a part of other incomes and expenses.

Expenses due to retirement of the fixed assets in case of naked transfer (of the written-off part) are reflected in the form No.2 "Report on profits and losses" as a part of miscellaneous expenses.

2.5. Financial investments

Assets are perceived as financial investments under condition the conditions specified in article 2 FDR 19/02 "Accounting of financial investments are strictly performed.

Assets which cannot bring to the organization an economic gain (interest-free loans; receivable debts and so on) are accounted on the account 58 "Financial investments". They are reported in the second part of the balance sheet as other receivable debts according to line 235 or 246 depending on the terms of payment.

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The accounting unit of financial investments is defined as homogeneous set of proceeding due to type of investments (share of one issue, one series security etc.).

Financial investments are referred in the book keeping as actual expenses for acquisition.
Financial investments on which current market cost was not defined are accounted on their initial price. Retired financial investments with non determined market cost are accounted by the initial cost of each unit of financial investments.

2.6. Material and industrial reserve

Material and industrial reserves are assessed on the actual costs for their acquisition.

The estimation of material and industrial reserves at their launch in manufacture and other retirement was carried out in 2006 in the same way as in 2005 at the average cost price. In 2006 the reserve for depreciation for material and industrial reserve was not established.

The special equipment, clothes and other means of individual protective equipment, irrespective of their cost and term of value-added use refer to the turn over assets.

Tooling, other means of protective equipment, the special equipment with the term of operation according to the norms of delivery which does not exceed 12 months are written-off as a whole as the debit of accounts of accounting manufacturing expenses at the moment of its transfer to employees of the organization.
If operation term exceeds 12 months, cost of overalls, other individual protective equipment repaid by linear way proceeding according to the terms of value-added use.

2.7.Loans and credits

Transfer of long-term debts and credits and loans in short-term is not made when there are 365 days left before credits payment due date.

The debts under the received loans and credits are shown at the end of the accounting period taking into account percent due according to provisions of a loan, credit contract.
All current expenses, including additional, connected with reception and use of loans and credits, are reflected as a part of miscellaneous costs of the Company at the moment of their charging, irrespective of time of actual payment.

2.8. Deferred expenses

The expenses made by the Company in the accounting year, but referred to as deferred expenses are accounted as unexpired expenses:

- voluntary insurance;
- deferred salaries of workers;
- purchasing costs of soft ware;
- subscription edition expenses;
- rent paid according to the contract basis.

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The specified expenses are subject to the subsequent write-off to the accounts of expenses in a following order:

- rent payments and payments for voluntary insurance are made within regular intervals during the contract period; within the period of operation of the software product defined by the license agreement or the order of the head of the Company;
- payments for subscription to periodicals are made within regular intervals and leave allowance are paid as a single bunch.

2.9. Debts of buyers and customers

Debts of buyers and customers are defined due to the prices and the tariffs established by contracts between the Company and buyers (customers) with a look at all given discounts (capes) and the VAT.

2.10. Reserves of forthcoming expenses

To include the expenses for industrial and manufacturing repairs the Company established special fund for the repair works determined by the expenditure estimate with monthly charges of 1/12 from the total annual estimate.

At the end of the year reserve updating for repair is made: unduly reserved sums for repair of the fixed assets (in accordance with the results of inventory) are reversed;

In case of lack of means of reserve allotted for the repair of fixed assets (including rented ones) additional receivable money is allotted to the account 96 "Reserves of forthcoming expenses".

2.11. Estimated reserves

Reserves for doubtful debts are created according to the results of inventory of receivable as of the end of fiscal year, with the transfer of sums of the created reserves to the account 91 "Other incomes and expenses" in structure of miscellaneous costs in the correspondence with account 63 "Reserves on doubtful debts" (item 11 FDR 10/99).

In 2006 the reserve on doubtful debts were not established.

The sums of the reserve on the doubtful debts created in 2005 which were not used in the accounting year, are attached to financial results of the current fiscal year under account 91 credit "Other incomes and expenses", as a part of other incomes in the correspondence with account 63 "Reserves on doubtful debts".

The Company creates a reserve for depreciation of financial investments in case of essential depreciation of financial investments. The sum of the created reserve refers to the structure of miscellaneous costs and is reflected by entry to the credit of the account 59 "Reserve for depreciation of the financial investments" and debit of the account 91 “Other earnings and expenses".

The reserve for the depreciation of the financial investment in what follows regular supervision and inspection of the financial investment value is made with the appearance of signs of depreciation on the reporting date of intermediate accounting report.

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At retirement (write-off) of the financial investments (securities) on which the reserve has been created, the reserve sum is enlisted in structure of other earnings (debit of account 59 "the Reserve of depreciation of financial investments" credit of the account 91 "Other incomes and expenses").

2.12. Income evaluation

Earnings received from selling goods and rendering services evaluated by accountants according the amounts of the production shipped or services rendered to the costumers is showed in "Report on the earnings and losses". The figures included in the report reflect the above mentioned losses and earnings minus VAT tax, and discounts given to the buyers. Earnings from the products sales and rendering services were referred to and evaluated according to tax charging methods.

The earnings of the Company from the common activity are recognized:

- earnings got for selling heat and power energy (since 01.09.2006);
- earnings for the raised tariffs for the compensation of the imaginary power (tangent Fi);
- earnings received for not returned condensate;
- gains from sales of make up and chemically clean waters;
- gains from sales of other finished goods of auxiliary manufactures;
- gains from works (services) of industrial character (including transit);
- rent payment;
- earnings from the sale of the other goods, production, services of non-industrial character, rent.

The profit from average activity was defined as a difference between a gain from production realization at established prices and the tariffs confirmed by the Regional power commission minus the tax to the added cost value and expenses for production manufacture.

Other incomes of the Company are evaluated:

- sums of income which are due according to contracts for use by the credit institution of money resources belonging to the Company and transferred to the accounts of the credit institution which are reflected in article "Interest receivable";
- income of retired fixed assets and other assets (due to sale, write-off in case of moral and physical deterioration) are reflected under article "Other incomes";
- income of participation in authorized capitals of other organizations are reflected under article "Incomes of participation in other organizations";
- income of deferred penalties fines, violation contract provisions:
  - for plunk of a limit of capacity of electric energy;
  - for excess of contractual size of a power consumption;
  - for under exploitation of contractual size of power consumption;
  - for unauthorized inclusion of electric installations;
  - for non-return of condensate;
  - for excess of the maximum hour loadings established by the contract regarding the thermal;
  - for unauthorized water analysis;
  - for delay in payment;
  - earnings due to the compensation for the operation of the generator according to the agreement concluded with the local consumers of power and heat energy;
  - assets received free of charge including those given on the basis of a gift contract;

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- the profit of recent years revealed in the accounting year;
- the sum of creditor and lodgment debts, the sum written off in connection with the expiration of term of limitation;
- currency rate differences and other incomes.

2.13. Evaluation of losses

The account of expenses and calculation of cost prices of the released energy is carried out regarding each power station, thermal networks and as a whole on a power supply system. The full cost price of energy is formed by summation of the cost price of manufacture and transfer of the energy at power stations, the cost price of transfer of heat through thermal networks, cost of the purchased electric power and expenses on the maintenance of the executive board, including expenses for management of the technological process.

The calculation is made to estimate:

- the full cost price of value added electric energy,
- the full cost price of released capacity,
- the full cost price of released thermal energy.

Calculation unit is performed on the basis of 1kWh, 1 megawatt, 1 Gcal of generated value added energy and released energy to consumers, capacity and thermal energy

General running expenses for the maintenance of the executive board are distributed between electric and thermal energy to proportionally to their shop cost.

The prime cost price is defined as a whole on a power supply system by deduction of conditionally-constant expenses from a total sum of actual expenses on electric power and power capacity. The given principle is defined according to the order of the tariff regulation considering establishment of the tariff for capacity conditionally constant expenses of the generating company as a separate activity.

The expenses connected with sale of production, booked on account 44 "Expenses on sale", are written off completely in the accounting period to the account 90 "Sale".

The account of expenses on thermal energy transfer at stations is conducted separately from the account of expenses for energy development. Accounting of the cost price of transfer is made separately from prime electricity and thermal energy cost, as a separate kind of activity

2.14. The information on segments

Principal type of economic activities of the Company is manufacturing electric and thermal energy which counts for 95 % of the total services and works provided. The society carries out other kinds of activity which are not essential and do not form neither together nor separately certain accounting segments. Therefore the information on operational segments is not revealed as a separate block.

The society carries out the activity on territory of the Russian Federation and is not a separate geographical segment because the level of risk bearing is approximately the same on the territory of the Russian Federation.

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2.15. Authorized capital, fixed, added and reserve assets

Fixed assets are reflected in the sum ordinary shares purchased by shareholders. The size of the authorized capital is defined in the charter of the Company.

The additional capital was formed due to the increase in value of the fixed assets as a result of the reassessment and acquisition of shares of affiliated societies in the course of Company reorganization.

According to the Federal law No.208-FZ "On joint-stock companies" dated 26.12.1995; the Company established the reserve capital which counts for 5 % of the sum of the authorized capital.

Contributions to the reserve capital are made at the expense of net profit on the basis of the decision of general meeting of shareholders

2.16. Changes of the accounting policy

In 2006 the changing policy of the Company changed greatly due to amendments to FDR 6/01 which is included in the edict of the Ministry of finance of the Russian Federation No.147н "On the amendments to the accounting " Accounting of fixed assets" according to which:

- since January 1, 2006 profitable investments in material assets are evaluated as fixed assets (and counted on the account 03);
- since January 1, 2006 the list of materials which are not to be charged for the amortization was changed;
- since January 1, 2006 objects with the total cost of 10 000 rubles are accounted as material-industrial assets on account 10 "Materials". With a view of safety of the material there was organized the control over their movement within the enterprise.
- according to the edicts of the Ministry of Finance of Russia No.115н and No.116н classification of incomes and expenses in book keeping is changed since 18.09.2006. Incomes and the expenses divided earlier on operational, extraordinary, in the reporting for 2006 are united in other incomes and expenses and accounted on the account 91 "Other incomes and expenses".

According to the accounting policy of the Company since January 1, 2006 the tax to property is reflected in structure of general expenses and referred to the debit of account 26.

On the basis of item 16 FRB 1/98 "Registration policy of the accounting", the significant amendments to the accounting system of the Company are:
as of 01.07.2006 reorganization in the form of allocations,
performance of economic activities as the generating company,
selling of the electric energy only to wholesale buyers on the wholesale market -
Following changes and additions are made to the registration policy of the Company for 2007:

- Since January 1, 2007 the following categories of assets which cost lest than 10 000 rubles are not accounted on the account materials:
- buildings,
- constructions,
- working both power machinery and equipment;
- vehicles.

They are referred to the fixed assets and accounted on the account 01. The amortization in this case is charged in an average way.

From 01.01.2007 a new edition of FRB 3/2006 "Accounting of assets and liabilities in foreign currency" comes into force, according to the new regulation the assets and liabilities in foreign currency but to be due in Russian rubles are the subject for recalculation:
As of the date of their acceptance to the account;
As of last date each month during the period when they are registered in the account;
As of repayment of the liabilities date. The above mentioned fluctuation is called the change rate and are to be allotted to the account 91 the result of the financial activity of the enterprise.

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Thus arisen differences are called course and are subject to transfer on financial result (account 91) as other incomes or expenses.

3. The way of prime cost of power calculation is determined. According to it the prime cost is determined in general regarding the total energy production system by assessing the constant expenses from the total sum of the actual expenses for the production of the electricity and energy.

4. The order of the operations performance was determined regarding purchasing and selling electricity (energy) on the whole-sale market according to which:

selling of the electricity and energy power is accomplished in conformity with the regulated agreements and sales rates are regulated by the state standards and tariffs. Given the price of the power is equal to the tariff rates for the produced power confirmed by the federal tariffs developing agency, and corrected in case of the lowering indexes specified in the article 42 of the rules of the whole sale power market. Selling of electric power and energy according is accounted on the account 90. Expenses for organization of the selling system functioning on the whole sale market of the electric power are accounted on the account 44 "Sales expenses"". These expenses are written of in the reported period to the account 90 "Sales" to the prime cost of sold electric power in accordance with the order of the tariff regulating.

- Accounting of bought electric power purchased with aim of reselling is accounted on the account 41 "Goods", sub account 41.05 " "electric power".

5. The amendments are made into the list of the Company's revenues from the average activities and a list of other revenues as a penalty, fines for the violations of the contracts given the way of carrying out the activity as a generating company.

6. Among other types of earnings there is a new one – repayment of the losses to the generating company paid according to the Agreement on the security of the electric power transfer on the territory of power sales.

2.17. Introductory and comparative data

Comparative data reflected in the accounting report for 2006 is performed by means of correction of the data of the final accounting for 2005. This is done to bring them to the conformity with amendments in the accounting forms for 2006. The opening balance of 2006 reflects the results of the reassessment of the fixed assets. The currency of the balance sheet was changed by 406 792 thousand rubles.

Index	As of 31.12.2005	As of 01.01.2006
Fixed assets	27,085,100	27,491,892

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Form No.2 "The report on the revenues and the losses" was amended to maintain the comparability of the data of the current year and the previous year. There were made the following amendments:

- the tax for the property is reflected in the expenses for average type of activity in conformity with the letter of the Ministry of Finance of the Russian Federation of 05.10.2005 No.07-05-12/10;
- the manner of accounting of other earnings and expenses was changed due to the edict No.115н, No.116н dated 18.09.2006 "Other operational earnings" (article 090) and "Extraordinary income"(article 120);
- reflected in the report on the earnings and losses of the Company for 2005. They are changed by the article "Other earnings" (article 090). The same is with the article "Other operational expenses" (article 120) and "Extraordinary expenses" (article 130) of the report on the earnings for 2006 "Other revenues" (article 100).

Changes in the form No.2 "Report on profits and losses" under column 4 "For the similar period of previous year"

Index	Code of an article	In the report for 2005	In the report for 2006 (comparative data)	Revised amount
The cost price of the sold goods, production, works,	020	(17,553,295)	(17,922,657)	(369,362)
Other operational incomes	090	1,467,942		1,467,942
Other operational expenses	100	(2,443,543)	-	2,443,543
Extraordinary income	120	153,042	-	153,042
Extraordinary expenses	130	(1,174,900)		1,174,900
Other income	090	-	1,620,984	(1,620,984)
Miscellaneous costs	100	-	(3,249,081)	(3,249,081)
Total:		(19,550,754)	(19,550,754)	-

The comparative data in the form No.2 "Report on the earnings and losses" for 2006 are reported inclusive of earnings and losses allotted for the subsidiaries under the reorganization. This is due to the impossibility to determine precisely the volume of the necessary corrections.

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Disclosing of essential indicators of the reporting

3.1. The basic means (article 120 of the Accounting balance sheet)

Cost of the basic means of the Society on groups as of 31.12.2006

Thousand of roubles

№	Denomination of assets	Regenerative cost	Amortisation	Residual cost	In % to a result
1	Buildings, constructions and transfer of the registered capital	20,878,997	12,160,665	8,718,332	56.8
2	Machinery and equipment	24,273,222	18,116,331	6,156,891	40.1
3	Others	54,707	27,745	26,962	0.2
4	Lot	440,101	-	440,101	2.9
	TOTAL	45,647,027	30,304,741	15,342,286	100

In 2006 of the fixed assets hit the sum of 980,853 thousand rubles, 38,948 thousand rubles are accepted in operation and in process of the state registration (the object considered on balance of UNS, "The Heating main from TC-90/1 to UT-8").

For the accounting period 38,357,808 thousand rubles were written off:

objects of the fixed assets were transferred to the companies established in the process or reorganization process;

for the reforming of the company there were allotted 8,069,301 thousand rubles;

for the liquidation of the objects unsuitable for the further operation, there were allotted 245, 906 thousand rubles;

established objects count for 36,829 thousand rubles;

it was gratuitously transferred to the authorities and other organizations (objects of social sphere, habitation) 5,772 thousand rubles.

As of accounting date the company concluded 93 contracts of rent of the ground areas with Committees and management of property with the total area of 2,582.3 hectares. Agreements are concluded for term less than 12 months (except for 14 long-term contracts) were concluded under the condition of the right of renewal of rent agreements after the termination of period of validity of the contract. The size of rent payments for 2006 was 425,111 thousand rubles (in 2005- 389,449 thousand rubles). Because the absence of the information on cadastral cost for the rented ground areas, the Company does not disclose this information about the rented basic means in corresponding sections of forms 1 and 5.

3.2. Not completed construction (article 130 of the Accounting balance sheet)

The society continues to carry out works on objects of capital construction and modernization. At the beginning of 2006 the expenses for not completed building counted for 1,388,639 thousand rubles. At the end of 2006 the expense of not completed construction amounted to 782,026 thousand rubles.

The list of the uncompleted construction objects:

Intake of coal and two car dumpers for SDPP for the total sum of 139,570.

Water cooling pond of Zapandno–Sibirskaja power plant with the total account of 123,642.

The reconstruction of the fuel handling equipment within the expansion project of Kemerovo SDPP with the total sum of 48,420 rubles.

- for the construction of the complex of a turbine unit (station No.15) of a new Kemerovo thermal power station there were allotted 35,234 thousand rubles;
- for the implementation of AIMS CEA at Kuznetsk power station there were allotted 27,410 thousand rubles;
- for the reconstruction of the section of a turbine unit (station No.8) with turbine replacement with ПТР-80-130/13 there were allotted 25,799 thousand rubles;
- for turbine unit replacement (station No.9) at the Kemerovo state district power station there were allotted 21,576 thousand rubles;
- for the heating main reconstruction connecting Kemerovo thermal power station and miner area of Kemerovo there were allotted 17,342 thousand rubles;
- for heating main reconstruction in street of J.Dvuzhilnogo with increase in diameter from about 500 mm to 700 mm there were allotted 13,166 thousand rubles sum. In December, 2005, to execute the decision No.58 made at meeting with the general director of the Company from on 29.11.2005, there were liquidated some uncompleted objects, namely:

intake of coal with installation of 2 car dumpers at Tom'-Usinsk state district power station valued at 137 622 thousand rubles;

Treatment facilities of effluent waters at Tom'-Usinsk state district power station valued at 13,103 thousand rubles; the factory for manufacture of building materials from slag of the South Kuzbass state district power station valued at 30,344 rubles.

I turn of expansion and pioneer inhabited settlement of Petrovsky thermal power station valued at 33,962 thousand rubles.

In 2006 according to the order of the general director No.82 dated 13.02.2006 "About liquidation of objects of stopped construction" there were dismantled and wrote off two objects (treatment facilities of effluent waters at the Tom'-Usinsk state district power station and factory on manufacturing of building materials of and slag at the South Kuzbass state district power station) valued at 43,447 thousand rubles.

Concerning objects of I turn of Petrovsky thermal power station there was conducted the work on sale of a part of its assets resulted in the conclusion of the contract No.133-53 with the OAO "Promstroj-ZhSk" dated 05.12.2006 the total sum for the contract stipulation counted for 14,687 thousand rubles. Documents under the given transaction are transferred to registration to correspondent legal authorities.

The remained objects of not completed building of I turn at the Petrovsky thermal power station and pioneer settlement are planned to be liquidated. The total cost of the liquidation counts for 19,274 thousand rubles as of the ending date of dismantling works.

By the order of the general director No.244 dated 16.03.2007 the decision on liquidation of an intake of coal with installation 2 car dippers at Tom'-Usinsk state district power station in due to the investment program of building of the coal power unit of 550 Megawatt is cancelled. The decision is approved by the UESFR confirmation No.713 dated 16.10.2006. To accept the further decisions it is necessary to define technical capacity and compatibility of designs of the constructions of the given object with an expanded part Tom'-Usinsk of a state district power station.

Concerning a pond-cooler of the Western-Siberian thermal power station it is planned to consider possibility of its sale in first half of 2007 in case the new proprietors of OJSC "Western-Siberian thermal power station" is interested in buying it. In case of impossibility of carrying out of the above the considered object is planned to be dismantled.

3.3. Long-term financial investments (article 140 of the Accounting balance sheet)

APPENDIX

Long-term financial investments of the Company at the end of the accounting year amount to 599,453 thousand rubles (not taking into account the established reserve amounting to 2,298 thousand rubles with the purpose of securing the financial investments into the subsidiary enterprise OAO "Kuzbassenergoservis" created by the order of the Company management No.69 dated 02.02.2003.

Long-term financial investments include:

- investments in affiliated societies with 2,597,887 thousand rubles;
- investments to other organizations: LLC "Magazine of thermal power station and resources of Kuzbas" (6.67 %) - 50 thousand rubles;

other investments with total sum 1,516 thousand rubles.

In 2006 long-term financial investments have increased by 2,151,426 thousand rubles as a result of following operations. There was an increase of "Long-term financial investments" for the 2,310,595 thousand rubles:

- according to the project of reforming of the Company due to reestablishment, the balance and investments into authorized capitals of the allocated societies confirmed by general meeting of shareholders on 30.12.2005, and by to the order of the general director No.549 dated 19.10.2006 is as follows:

  OJSC "Western-Siberian thermal power station" was allotted 1,435,325 thousand rubles (an extract No. 28 from the register of owners of nominal securities of OJSC "Western-Siberian thermal power station"); OJSC "South Kuzbass state district power station" was allotted 863,692 thousand rubles sum (an extract No.30 from the register of owners of nominal securities of OAO "South Kuzbass state district power station"); Initial cost of the specified financial investments is defined as cost of net assets of the established organizations, at the expense of increase to the added assets.

- In connection with registration of an additional share issue:
  - OAO MSCH the health Center "Energetic" were allotted 11,578 thousand rubles sum (the notice about state registration in the report on results of additional release of securities No.06-VG-03/12262 as of 04.08.2006).

There was a reduction under article "Long-term financial investments" for the 159,169 thousand roubles:

- due to the conclusion of certain contracts of purchase and sale OAO IPO Vodokanal was allotted

31,300 thousand rubles (the purchase and sale contract). The investment was done due to act No.118/53 dated 05.09.2006); LLC "Bill centre Kuzbassenergo" was alloted the 401 thousand rubles (due to the contract share purchase and sale of the authorized capital No.100/53 dated 28.04.2006); Joint-Stock Company "Bagran" was allotted 1 thousand rubles sum (the contract of purchase and sale of securities No.89/53 dated 25.01.2006);

- Transfer of stock according to the project of reforming of the Company on the basis of dividing balance of OAO Kuzbassenergo confirmed by general meeting of shareholders on 30.12.2005:

OAO Kuzbassetremont was allotted 8,744 thousand rubles sum (the transfer order regarding share holding dated 05.01.2006); OAO Sbytenergo was allotted 100 thousand rubles (the certificate of reception-transfer of 100 % of shares of the authorized capital on 27.09.2006);

- write-off of investments of the liquidated organizations:

OAO "Kuzbassgidroenergostroi" brought 118,619 thousand rubles (order No. 635 dated 19.09.2006 "About write-off of financial investments into OAO Kuzbassgidroenergostroi, according to the Decision of Arbitration court No.A27-8466/2002-4 dated 27.04.2006 on business). All investments are estimated at balance cost.

The program of reforming of the company included the termination of participation in OAO "South Kuzbasky State District Power Station" and OAO "Western-Siberian Thermal Power Station"

On January 22, 2007 the board of directors of the Company confirmed the halt of the participation of the above company under the following conditions.

The way of selling:

open auction for the right to stipulate the sale contract of shares of OAO Juzhnokusbasskaja SDPP and OAO Zapadno-Sibirskaja Heat Power Plant

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

The agent - Joint Stock Company "Incorporated financial group", entered into group Deutsche Bank in the Russian Federation; The order and sales term - Open Society shares "Western-Siberian thermal power station" are on sale at steady pricing till July, 1st, 2007; Open Society shares of "South Kuzbass state district power station" are on sale at steady pricing till July 1, 2007.The starting price of the contract concluded by the results of the auction for the right of the conclusion of the contract of purchase and sale of shares of OJSC "Western-Siberian Thermal Power Station" is determined on the basis of the starting price of sale of one share of OJSC "Western-Siberian Thermal Power Station", and should not be placed lower than the market cost of one share determined by an independent appraiser that is 9 (nine) rubles of 96 kopecks. The initial price of a share of OAO "Western-Siberian Thermal Power Station", belonging to the Company, amounts to 3,018,697,626 rubles and 36 kopecks.

The starting price of the contract concluded by the results of the auction for the right of the conclusion of the contract of purchase and sale of shares of OAO South Kuzbass State District Power Station is determined on the basis of the starting price of sale of one share of OAO South Kuzbass State District Power Station, and should not be placed lower than the market cost of one share determined by an independent appraiser that is 6 (six) rubles of 86 kopecks. The initial price of a share of OAO Western-Siberian Thermal Power Station, belonging to the Company, amounts to 2,079,143,144 rubles of 26 kopecks. The general starting price of a share holding of OAO Western-Siberian Thermal Power Station and OAO South Kuzbass State District Power Station, belonging to the Society, amount to 5,097,840,770 rubles 62 kopecks. Order (term) of payment for the shares by money is to be accomplished before transition of the property right for shares to the winner of auction, but not later than 14 (fourteen) days from the date of the conclusion of contracts of purchase and sale after the known results of auctions. Received assets will be applied for the repayment of the credits received for payment of property got by OAO Altaienergo.

3.4 Short-term financial investments (p. 250 of the accounting balance)

thousand rubles

Indicators	As of 01.01.2006	As of 31.12.2006
Bills of banks	30	50,112
Bills of other emitters	795	-
Total short-term financial investments	**825**	**50,112**

3.5. Long-term and short-term receivable debts (articles 230 and 240 of the Accounting balances)

The analysis of the receivable debts (Thousand rbl).

No.	Indicators	As of beginning of the period 01.01.2006	As of the end of the period 31.12.2006	Effect of reorganization	Changes Increase (Reduction)
1	2	3	4	5	6=4-3-5
1	**Preschedule receivable debts (p. 230)**	**301,794**	**111,428**	**(143,956)**	**(46,410)**
	Including:				
1.1.	*User's debts (energy)*	145,193	20,729	**(122,770)**	**(1,694)**
1.2.	*Debts of the affiliated enterprises*	68,987	44,987	**0**	**(24,000)**
1.3.	*Advance payments given out*	842	778	**0**	**(64)**
1.5.	*Others*	86,772	44,934	**23,186**	**(20,652)**
2	**Short-term receivable debts (p. 240)**	**1,870,240**	**1,085,916**	**(679,689)**	**(104,635)**

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

	Including:				
2.1.	*User's debts (energy)*	*661,258*	*319,082*	(475, 248)	133,072
	p. 243:	*85,510*	*375*	(66, 502)	(18,633)
2.2	*Bills to reception*	*672,938*	*0*	0	(672,938)
2.3.	*Debts of affiliated societies*	*153,126*	*50,977*	(81,208)	(20,941)
2.4	*Advance payments given out*	*187,112*	*252,116*	(96,151)	161,155
2.5.	*Calculations with budgets and off-budget funds*	*79,970*	*254,155*	0	174,185
2.6	*Others*	*115,836*	*209,586*	(27,082)	120,832
3.	**Receivable debts, total**	**2,172,034**	**1,197,344**	**(823,645)**	**(151,045)**
	Including:				
3.1.	*User's debts (energy)*	*806,451*	*339,811*	(598,018)	131,378
	% p. 3	*37.1*	*28.4*	X	X
3.2.	*Bills to reception*	*67, 938*	*0*	X	X
	% p. 3	*3/.0*	*0.0*	X	X
3.3.	*Debts of affiliated societies*	*222, 113.0*	*95,96.,0*	(81,208)	(44,941)
	% t. 3	*10.2*	*8.0*	*X*	*X*
3.4.	*Advance payments given out*	*187,954*	*252,894*	(96,151)	161,091
	% p. 3	*8.7*	*21.1*	X	X
3.5.	*Calculations of budgets and off-budget funds*	*79, 970.0*	*254,155.0*	0	174,185
	% p. 3	*3.7*	*21.2*	X	X
3.6	*Others*	*202,608*	*254, 520*	(48,268)	100,180
	% p. 3	*9.3*	*21.3*	X	X

For 2006 the receivable debts of the company decreased for 974,690 thousand rubles (or on 44.9 %), including: expense of reorganization (transfer to the established societies) – 823,645 thousand rubles; current activity expenses amount to 151,045 thousand rubles. Reduction of receivable debts on current activity is caused by terms of payment of bills of Joint-Stock Company "SEAP MF" that is 672,938 thousand rubles. The basic growth of receivable debts on current activity is admitted under following articles: "Overpayment of taxes into the budget and off-budget funds" is 174,185 thousand rubles (at the expense of the profit tax); - "Due advance payments"- 161,091 thousand rubles. Suppliers of materials, works and services count for 129,968 thousand rubles; suppliers of energy – 19,460 thousand rubles; - "User's debts" – 131,378 thousand rubles. At the end of the fiscal year debts of consumers of the electric power count for 339,811 thousand rubles or 42.1 % as of the beginning of the reporting year.

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

By the Company order of 30.12.2005 No.957 according to the condition in the affiliate Energosbyt on December 31,2005 there was made the provision of problem debts in the sum of 324,676 thousand rubles. During the reporting year the accounts receivable of energy users in the amount of 13,822 thousand rubles are written off at the expense of created reserve. Under the order of the Company of 06.02.2007 No.78 the provision of problem debts for 2007 was not made. The sum of previously created, but not used, as of December 31,2006, the provision in the amount of 253,432 thousand rubles was being attached to the profit of the reporting year. In the course of reforming the provision of problem debts in total 57,423 thousand rubles was transferred, including:

- OAO Kuzbassenergo Marketing Company – 43,193 thousand rubles;
- OAO Kuzbassenergo-Regional Power Supply Company – 14,230 thousand rubles.

For identifying of impossible debt recovery the Company set up a special commission, which should consider the accounts receivable, not discharged in scheduled date, and prepare the documents for writing this debt off in the 1st quarter of 2007.

The following evaluation of not discharged in scheduled date on December 31, 2006 the accounts receivable, according to the preliminary work results of the commission as of the year is made:

- problem debts of customers (241 line of balance) forms 134,532 thousand rubles, including the debt of energy users – 131,282 thousand rubles,
- problem debts of other debtors (246 line of balance) make 934 thousand rubles,
- the accounts receivable with the expired term of limitation period – 24,056 thousand rubles.

On the ground of prepared documents the accounts receivable with the expired term of limitation period will be written off in the 1st quarter of 2007. On governing body appraisal the probability of debt recovery, not discharged in scheduled date and not secured on a property is low.

3.6. Loans and credits (articles 510 and 610 of Balance sheet)
Loans and credits of the Company as of December 31, 2006

No.	Creditor	Amount of main debt (thousand rubles)	% rate	Term of the current tranche (agreement)	Tranch (credit) repayment date)	Collateral security	Value of collateral security (thousand rubles)
1	OJSC Alfa-Bank Kemerovo	177,000	10.75	18 months	10.06.2008	without security	-
2	CJSC Raiffeisen Bank Austria Siberian affiliate	256,000	MosPrime Rate +3.5%	16 months	April 2008	without security	-
	Total of the main debt	**433,000**	-	-	-	-	-
	Interests on credit agreements	845	-	-	January 2007	-	
	Long-term credits and loans, total (page. 510 of the balance)	433,845	-		-	-	-
1	**AK SB RF Kemerovo**	259,000	-	-	-	-	
.	including: agreement No.114 of 27.04.06	119,000	9.5	3 months	20.02.200	ТМЦ	-
	agreement No.121 of 11.05.06	140,000	9.6	12 months.	10.05.2007	ТМЦ	205,191
2	CJSC Raiffeisen Bank Austria Siberian affiliate	244,000	MosPrime Rate +3.5%	3-7 months.	February-May 2007	without security	-

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

No.	Creditor	Amount of main debt (thousand rubles)	% rate	Term of the current tranche (agreement)	Tranch (credit) repayment date)	Collateral security	Value of collateral security (thousand rubles)
3	AKB Promsvjazbank (ZAO) city of Kemerovo	298,000	10.1	6 months	18.05.2007	without security	-
4	ZAO AB Gasprombank city of Tomsk	10, 000	8.5	6 months	23.04.2007	without security	-
	Total of the main debt	**811,000**	-	-	-	-	-
	Interests on credit agreements	1,926	-	-	January 2007	-	-
	Total credits	**812,926**	-	-	-	-	-
	Loan of Mintopenergo of RF	10,000	-	-	-	without security	-
	Total loans (page 612 of the balance)	**100,000**	-	-	-	-	-
	Short-term credits and loans, total (page 610 of the balance)	**822,926**	-	-	-	-	-
		Total tangible property in pledge:					**205,191**

By the end of 2006 loan and credit indebtedness was 1,254,000 thousand rubles. It diminished on 348,000 thousand rubles, including because of the transfer to separated companies of 472,000 thousand rubles of credit dues. Per reporting period there were obtained loan funds in the sum of 4,812,880 thousand rubles. Credit dues of 4,688,880 thousand rubles were repaid.

By the end of 2006 indebtedness on credit agreement interests made 2,771 thousand rubles, diminished on 355 thousand rubles, including because of the transfer to separated companies of 251 thousand rubles of credit dues. Per reporting period there was added the interest to payment of 114,197 thousand rubles, repaid — 114,301 thousand rubles. Added credit interests to payment are reflected in non-operating expense at the amount of 112,799 thousand rubles, 749 thousand rubles are included in non-current assets value, 634 thousand rubles are included in the value of inventory.

As of December 31, 2006 the structure of canceling the Company's credit terms had been changed. Attraction of credit institutions funds in the sum of 433,000 thousand rubles for the term of more than 1 year has reduced a share of short-term credits from 100% (as of 01.01.2006) up to 65,5% (on 31.12.2006).

Within 2006 loan proceeds were involved with the Company as a source of circulating assets updating under the rate below the rate of refunding established by the Central Bank of the Russian Federation (from 23.10.2006 - 11 %). The average interest rate for use of credit recourses by the Company made 9.77 % on 31.12.2006.

The proceeds of credit received by Company in 2006 are used: on purchase of fuel, payment of services TSDU, FSK, ROS, accounts with the budget and credit dues, for capital construction and repair of power equipment.

For the fulfillment of credit agreements obligations as of 31.12.2006, inventory holdings (coal) are listed in balance on a ratable value of 205,191 thousand rubles (on 01.01.2006 – 719,451 thousand rubles).

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

For the purpose reimbursements of a part of interest costs under the credits used on purchase of fuel and repair of energy equipment, according to the Governmental order of the Russian Federation of 23.06. 2001 No.481 the Company got the grant from the federal budget at the amount of 26,465 thousand rubles in 2006.

3.7. Other fixed liabilities (article 520 of the Balance sheet)

The indebtedness of the Company which settlement will be made more than in 12 months after accounting date is carried to other fixed liabilities.

The analysis of long-term accounts payable

No.	Activities	At the beginning of the period 01.01.2006	At the end of the period 31.12.2006	Effect of reorganization	Changes, increase (reduction)
1	2	3	4	5	6=4-3-5
1.	Long-term accounts payable (page 520)	1,260,975	902,953	(78)	(357,944)
	including:				
1.1.	*to suppliers and contractors*	1,240,468	883,347	(78)	(357,043)
1.2.	*to the budget*	12,566	11,665	0	(901)
	from it:				
	- federal	2,322	2,322	0	0
	- territorial	9,671	9,342	0	(329)
	- local	573	1	0	(572)
1.3.	*to the non- budget funds*	7,941	7,941	0	0
	from it:				
	- to Pension Fund	0	0	0	0
	- to Employment Fund	0	0	0	0
	- penalty fees, fines to non-budget funds	7,941	7,941	0	0

Reduction in accounts payable in the Company for 2006 on 358,022 thousand rubles came out mainly due to the debt servicing, listed under the Agreement of lawsuit before Open Society Mosenergo (357,043 thousand rubles or 99.7 %).

3.8. Short-term accounts payable (article 620 of the Balance sheet)

In comparison with the last year short-term accounts payable as a whole decreased on 1,467,206 thousand rubles or for 47.4 % (from 2,790,413 thousand rubles up to 1,323,207 thousand rubles).

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

The analysis of short-term accounts payable

thousand rubles

No.	Activities	At the beginning of the period 01.01.2006	At the end of the period 31.12.2006	Effect of reorganization	Changes, increase (reduction)
1	2	3	4	5	6=4-3-5
1.	Short-term accounts payable (page 620)	2,790,413	1,323,207	(492,830)	(974,376)
	including:				
1.1.	to suppliers and contractors	835,050	486,155	(233,307)	(115,587)
	from them:				
	to energy suppliers through Federal National Wholesale Electric Power Market	305,258	23,435	(109,159)	(172,664)
	to suppliers of fuel	291,362	117,223	(63,148)	(110,991)
	for works and services	29,249	29,152	(26,563)	26,465
	for users' charge to RAO "UES of Russia"	160,000	210,000	0	50,000
	to other suppliers and contractors, total	49,181	106,346	(34,437)	91,602
1.2.	to the budget	653,639	529,767	0	(123,872)
	from it current:				
	- federal	442,874	352,535	0	(90,339)
	- territorial	150,859	107,624	0	(43,235)
	- local	59,906	69,608	0	9,702
1.3.	to the non- budget funds	31,344	17,946	0	(13,398)
	from it:				
	to Pension Fund	23,738	13,033	0	(10,705)
	- to Fund OMC	3,386	2,043	0	(1,343)
	- to Social Insurance Fund	1,314	150	0	(1,164)
	- penalty fees, fines to non-budget funds	2,906	2,720	0	(186)
1.4.	notes payable	383,313	73,089	0	(310,224)
1.5.	debts to subsidiaries and associate societies	17,490	16,327	(6,170)	5,007
1.6.	salary accruals	56,398	25,401	0	(30,997)
1.7.	VAT of shipped production	328,770	56,495	(81,508)	(190,767)
1.8.	advance payments received, total	480,457	104,866	(171,845)	(203,746)
	including:				
	from users of electric and heat power	477,645	92,855	(170,781)	(214,009)
	other advance payments	2,812	12,011	(1,064)	10, 263
1.9.	others	3,952	13,160		9,208

ATTACHMENT to the
Audit report prepared by
CJSC "Pricewaterhousecoopers Audit"
Date March 23, 2007
Auditor /signature/ I. Turchin

Reduction in short-term accounts payable of the Company for an accounting period has occurred on:
reorganization (transfer to separated companies) on 492,830 thousand rubles;
day-to-day operations on 974,376 thousand rubles.
The greatest reduction on day-to-day operations is admitted under articles:

"Bills to payment" – 310,224 thousand rubles, because the bills which retained on the remainder to the beginning of an accounting period were paid during the year; "Advance payments received"- 203,743 thousand rubles, in connection with reduction of a rated value of advance payments of the consumers, caused by decrease of supplying heat and power energy, because of increase in 2006 of monthly average temperature of air;

"The VAT in unpaid production" - 190 907 thousand rubles in connection with changes of the calculation of the VAT order, introduced by the Federal Statute No.119-FS; "Taxes and dues debts"- 123 876 thousand rubles, the main cause of decrease in accounts payable is reduction of the taxable base connected with the change of the Company structure.

3.9. Capital and reserves (articles 410,420 and 430 of Balance sheet)

As of 31.12.2006 authorized capital of the Company makes 606,163,800 (six hundred six millions hundred sixty three thousand eight hundred) rubles, consists of 606,163,800 pieces of ordinary shares, nominal value of one share is 1 (one) ruble.

From total of ordinary shares as of 31.12.2006 14,9 mln. pieces belonged to natural persons, including to employees of the Company - 4,4 million pieces (on 31.12.2005 - 16 mln. pieces and 4,7 million pieces correspondingly), to legal persons - 591,3 million pieces (on 31.12.2005 - 590,2 million pieces). The Company has no its own shares in the property. Affiliated companies of the Company have no shares in the property also. There are no unpaid shares.

As of 31.12.2006 the sum of an added capital makes 15,412,573 thousand rubles which has developed as a result of share acquisition of affiliated Companies during reforming in the sum of 2,299,016 thousand rubles and reassessments of fixed assets in the sum of 13,113,557 thousand rubles.

From them the sum of additional evaluation for the period from 2000 up to 2006, generated on each object of fixed assets, makes 9,908,935 thousand rubles, and the remained sum of 3,204,622 thousand rubles applies to the reassessments of fixed assets conducted till 2000, and also obligatory revaluation of uncompleted construction and the equipment to installation of 1998.

The normative accounting legislation till 2000 did not provide the order of creation and an expenditure (writing off) of the sums of the reassessments concerning concrete object of fixed assets, therefore an acquired surplus in the sum of 3,204,622 thousand rubles. It is not distributed on concrete objects of fixed assets and does not join retained income of the Company during the moment of leaving of fixed assets objects.

The growth in acquired surplus in 2006 has occurred due to:

increasing of property value from reassessment on 406,792 thousand rubles;

share acquisitions of the affiliated companies which have separated during reorganization, in the sum of 2,299,016 thousand rubles.

On the basis of the decision of an annual meeting of shareholders (the protocol of June 26, 2006 No.15 retained income in the sum of 13 450 thousand rubles has been directed to the increasing of reserve capital of the Company. As of 31.12.2006 the reserve capital makes 30,308 thousand rubles (5 % from an authorized capital).

ATTACHMENT to the
Audit report prepared by
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3.10. Basic subsidiaries and dependent companies

The company possesses ordinary shares of subsidiary companies. Dependent companies are not present.

Subsidiary companies of OAO Kuzbassenergo as of 31.12.2006

No	Full and short trade name of subsidiary	Date of shares/share fractions acquisition	Authorized capital thousand rubles	Share in authorized capital AC, %	Accounting value of shares/share fractions thousand rubles	Balance value of shares /share fractions thousand rubles	Type of activity	Location
1.	Open Joint-Stock Company "Prokopyevsk-energo" OAO " Prokopyevsk-energo"	20.09.2000	32,300	60	19,380.00	19, 380/00	Supply of electric energy	653000, Russia, Kemerov region, Prokopyevsk, Energeticheskaya str.. 14
2.	Closed Joint-Stock Company ATR (Transport Enterprise) Kuzbassenergo ZAO "ATR Kuzbassenergo"	04.10.2004	164,044	100	103, 833.79	103, 833.79	Rendering of transport dispatch services	650006, Russia Kemerovo, Stantsionnaya str. 4
3.	Closed Joint-Stock Company Medical and Sanitary Department Health Center "Energetik" ZAO MSCH " Energetik "	07.09.2004	128, 323	100	126, 074.27	126, 074.27	Medical services	650006 Russia, Kemerovo, 37 Kuzbasskaya str.
4.	Open Joint-Stock Company " Kuzbassenergoservice ", OAO " Kuzbassenergoservice"	17.07.2002	500	100	2,298	2,298	Repair, installation, adjustment works	650000, Russia,. Kemerovo, 10 Karbolitovskaya str.
5.	Open Joint-Stock Company "Kuzbass Power Repair Company" OAO ""Kuzbass Power Repair Company"	30.01.2004	29,190	100	29,972.12	29,972.12	Repair of heat and energy facilities	650099, Russia, Kemerovo, Kuznetsky avenue 30
6.	Open Joint-Stock Company Engineering and Analytical Centre Kuzbasstekhenergo, OAO Engineering and Analytical Centre Kuzbasstekhenergo	30.01.2004	17,852	100	17,312.52	17,312.52	Engineering and project works	650099, Russia, Kemerovo, ул. Stantsionnaya str. 17
	Open Joint-Stock Company South-Kuznetsk Hydro-electro station, OAO South-Kuznetsk GRES	01.07.2006	545,547.42	50+1share	863,691.56	863,691.56	Output of electric energy	Russian Federation, Kemerov region, Kaltan city, str. Komsomolskaya, 20
8. ч	Open Joint-Stock Company "West-Siberian Heat-Energy Station", OAO "West-Siberian TES"	01.07.2006	909, 245.70	50+1 share	1,435,324.91	1,435,324.91	Output of electric energy	Russian Federation, Kemerov region, city Novokuznetsk, 23 highway Severnoye.
	Total: ^	X	X	X	X	2, 597,887.17	X	X

ATTACHMENT to the
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5.11. Income and expenses on ordinary activities (lines 010, 020 in Statement of income and expenses)

Analysis of profit (loss) from sales

thousand rubles

Activities	Income		Expenses		Financial result income (expenses)	
	2006	2005	2006	2005	2006	2005
Sale of goods, works, services, of everything	17,604,706	19,710,417	16,129,411	17,922,657	1,475,295	1,787,760
including						
Electric energy	9,595,118	14,722,418	8,646,627	13,748,342	948,491	974,076
Heat energy	4,022,852	3,934,570	3,835,669	3,497,663	187,183	436,907
Electric and heat energy transfer	42,663	263,817	27,053	115,095	15,610	148,722
Goods, works, services of industrial character	546,428	422,757	430,331	321,207	116, 097	101,550
Selling of electric energy to wholesale market	151,128	360,315	90,306	234,972	60,822	125,343
Goods, works, services of non-industrial character	4,899	6,540	4,770	5,378	129	1,162
Electric energy (power) through National Wholesale Electric Power Market	3,241,618	0	3,094,655	0	146,963	0
Selling expenses	-		12,125	18,795	(12,125)	(18,795)
Profit (loss) from sales	X	X	X	X	1,463,170	1,768,965

From 01.09.2006 the Company realized electric energy and power in the new wholesale market of the electric power (NWEPM). According to Rules of the wholesale market of electric energy (power) sale (purchase) of electric energy and power was carried out under following agreements:

- adjustable agreements of sale(purchase) of electric energy and power (AA);
- agreements, providing sale (purchase) of the electric power by results of competitive selection of price applications for day forward (agreements RDF);
- agreements, providing sale (purchase) of the electric power by results of competitive selection of applications for balancing of the system (agreements RB)

For the period from 01.09.06 till the proceeds from realization of the electric energy, power on NWEPM have made:

- sale of the electric power on AA – 1, 954,691 thousand rubles,
- sale of the electric power on RB – 30, 285 thousand rubles,
- sale of the electric power on RDF – 30,613 thousand rubles,
- sale of power on AA – 1,235,029 thousand rubles.

Sale of electric energy and power on adjustable agreements was carried out on State administrated tariffs According to RB, the price of power is established to an equal tariff on an installed capacity, approved by Federal Service on Tariffs (FST) and corrected on lowering factor in case of the failure to meet requirements, specified in item 42 of Rules of the wholesale market of electric energy, power, affirmed by the Government of the Russian Federation Resolution (RF No.643 of 24.11.2003 (in the reduction of the Government Resolution of RF No. 529 of 31.08.2006).

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3.12. Other income (line 090 in Statement of income and expenses)

thousand rubles

Activities	Income		Changes, increase (reduction)
	2006	2005	
Proceeds from sale of fixed assets, apartments	18,803	25,219	(6,416)
From sale of stock	911,796	1,069 538	(157,742)
From sale of other assets	14,846	135,295	(120,449)
Profit of prior years	14,079	49,538	(35,459)
Fines, forfeits and penalties, recognized or on which there are court decisions (arbitrage) about collection of them	4,524	16,188	(11,664)
Restoration of provision on problem debts	253,432	54,396	199,036
Belongings, which has appeared in surplus after inventory	10,530	15,447	(4,917)
Restoration of provision under depreciation of securities in connection with their leaving	118,619	-	118,619
From sale of inventory	97,173	179,069	(81,896)
Other income	62,761	76,294	(13,533)
Total other income	1,506 563	1,610 984	(114,421)

Principal cause of decrease in other incomes for 2006 on 114,421 thousand rubles (7.1 %) in comparison with data for 2005 is reorganization of the Company in the form of the separation, taken place on 01.07.06.

3.13. Other expenses (line 100 in Statement of income and expenses)

thousand rubles

Activities	**Expenses**		**Changes, increase (reduction)**
	2006	**2005**	
From sale of fixed assets, apartments	22,278	42,405	(20,127)
From sale of stock	935,160	1,062,984	(127,824)
From sale of other assets	14,691	158,231	(143,540)
Banks services	14,450	12,374	2,076
Provision on problem debts	-	324, 676	(324,676)
Provision for devaluation of investments	2,298	118, 619	(116,321)
Writing off of assets	191,185	134, 826	56,359
Losses of previous years	17,624	224, 136	(206,512)
Fines, forfeits and penalties, recognized or on which there are court decisions (arbitrage) about collection of them	3,546	6, 563	(3,017)
The material, sponsor's and charitable help	246,168	194,475	51,693
including:			
lumpsum premium	57,325	31,266	26,059
material aid to employees	19,603	24,438	(4,835)
material aid to pensioners	7,997	10,008	(2,011)
reimbursement of sanatorium vouchers and children's vouchers	12,558	18,061	(5,503)
health services of pensioners	13,639	13,924	(285)
the charitable help	25,746	22,594	3,152
running costs of hockey club " Energy "	34,630	35,400	(770)
sponsorship	50,185	14,781	35,404
other payments to employees	22,133	21,466	667
other payments to pensioners	2,352	2,537	(185)
fund of an energy savings	112,814	174 204	(61,390)
from sale of inventory	89,448	194,196	(104,748)
VAT not accepted to a deduction	10,871	214,214	(203,316)
writing off of a debt receivable unreal to collection	167	95,185	
costs connected with reorganization	85,199	78,927	6, 272
including:			
official registration of papers on land tenure	35,304	11,420	23,884
consulting services on financial-legal questions	37,234	42,018	(4,784)
expenses on State registration of the rights to real estate	10,557	9,485	1,072
assessment of property	2,104	16,004	(13,900)



Activities	Expenses		Changes, increase (reduction)
	2006	2005	
Payment for emissions over the established norms	54,284	61,222	(6,938)
Assignation of property to the municipal property	2,474	22,533	(20,059)
Other expenses	109,638	129,311	(19,673)
Total other expenses	1,912,295	3,249,081	(1, 336,786)

Other costs include deductions to trade union, cost of gifts, expenses for conducting of corporate activities, etc.

In structure of the costs connected with writing off of assets, following parameters are reflected:
cost of the written off objects of not finished construction - for the sum of 43,042 thousand rubles;
registration cost of the written off shares of Open Society Kuzbassgidroenergostroy (long-term financial investments) – 118,619 thousand rubles; - cost of the written off objects of fixed assets for the sum of 23,123 thousand rubles;
the costs connected with liquidation of fixed assets objects on the sum of 5,294 thousand rubles.

Analysis of other income and expenses

thousand rubles

Activities	Income		Expenses		Financial result income (expenses)	
	2006	2005	2006	2005	2006	2005
Other income and expenses of everything	1,506,563	1,620,984	1,912,295	3,249,081	(405,732)	(1,628,097)
including:						
From sale of fixed assets, apartments	18,803	25,219	22,278	42,405	(3,475)	(17, 186)
From sale of stock	911,796	1,069,538	935,160	1,062,984	(23,364)	6,554
From sale of other assets	14,846	135,295	14,691	158,231	155	(22,936)
Banks services			14,450	12,374	(14,450)	(12,374)
Income and expenses of previous years	14,079	49,538	17,624	224,136	(3,545)	(174,598)
Fines, forfeits and penalties, recognized or on which there are court decisions (arbitrage) about collection of them	4,524	16,188	3,546	6,563	978	9,625
Restoration of provision on problem debts	253,432	54,396	-	324,676	253,432	(270,280)
Provision operations for devaluation of capital issues	118,619	-	120,917	118,619	(2,298)	(118,619)
Belongings, which has appeared in surplus after inventory	10,530	15,447	-	-	10,530	15,447
From sale of inventory	97,173	179,069	89,448	194,196	7,725	(15,127)
Writing off of assets	15,609	7,177	72,566	134,826	(56,957)	(127,649)
Fund of an energy savings	-	-	112,814	174,204	(112,814)	(174,204)
The material, sponsor's and charitable help	-	-	246,168	194,475	(246,168)	(194,475)
Other income, expenses	47,152	69,117	262,633	601,392	(215,481)	(532,275)

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3.14. Taxes

Accounts payable to budget for 2006

(«-» overpayment, «+» indebtedness) thousand rubles

nts to get	Balance on 01.01.2006	Including		Calculated	Paid	Balance on 01.01.2006	Including	
		Overpayment	Indebtedness				Overpayment	Indebtedness
	587,084	79,121	666,205	2,474,115	2,772,300	288,899	252,533	541,432
g								
ax	-23,639	48,707	25,068	253,545	435,163	-205,257	216,160	10,903
	309,814	681	310,495	686,484	741,009	255,289	1,148	256,437
tax	87,558	2,094	89,652	334,519	373,102	48,975	15,851	64,826
ncome	18,756		18,756	203,384	212,193	9,947	407	10,354
xes nents	194,595	27,639	222,234	996,183	1,010,833	179,945	18,967	198,912

As of 31.12.2006 the Company on payments in the budget has as a whole accounts payable in the sum of 288,899 thousand rubles. There is an overpayment on separate kinds of taxes in a total sum of 252,533 thousand rubles, and the indebtedness in the sum of 541,432 thousand rubles.

For 2006, the accounts payable on settlings with the budget had decreased on 124,773 thousand rubles (on 18.7 %) and made 541,432 thousand rubles. Accounts payable in the sum of 541,432 thousand rubles formed for the following reasons:

- 323,779 thousand rubles – charge of taxes on term of payment in 2007;
- 205,988 thousand rubles – the indebtedness by results of tax checks is reflected;
- decisions which are challenged by Company by judicial means;
- 11,667 thousand rubles– the restructured indebtedness of fines and penalties for negative effect on an environment. The question of writing off this indebtedness is discussed with Kemerovo oblast Management of Rostechnadzor.

The debt receivable on payments in the budget for an accounting period has increased in 3 times and has made 252,533 thousand rubles.

The main sum of overpayment is due to accounts under the income tax (216,160 thousand rubles), because of reversing entry, wrongfully added payments on the tax revisions, challenged by the Company by judicial means (43,254 thousand rubles.) and excess of advance payments during the tax period above the sum of actually estimated tax for 2006 (172,906 thousand rubles.).

In connection with reforming of the Company advance payments under the property tax for 2006 have exceeded the sum of actually estimated tax on 15,851 thousand rubles, as a result on 31.12.2006 the overpayment in the sum of 15,851 thousand rubles was formed. For the similar reason there exist an overpayment under other taxes in the sum of 4,517 thousand rubles.

Income tax

For 2006 the income according to the accounting report has made 955,950 thousand rubles (in 2005 the loss in the sum 22,352 thousand rubles was received). The sum of the contingent expenses under the income tax for a financial year has made 229,428 thousand rubles. (2005 – the contingent income – 364 thousand rubles).

The tax base under the income tax for 2006 had made 1,255,484 thousand rubles (for 2005 – 1,584,660 thousand rubles

The current income tax for 2006 is estimated in the sum of 301,316 thousand rubles (2005 – 380,319 thousand rubles).

Account of the income tax was affected by following factors:

ATTACHMENT to the
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1. The Sum of constant differences in 2006 has made 977,187 thousand rubles. (2005 – 1,229,142 thousand rubles) and has arisen under costs which according to requests of chapter 25 of Taxation Code of the Russian Federation do not reduce taxable income[1].

- on the sums of revaluation of fixed assets objects after 2002 (504,733 thousand rubles;
- costs on creation of a provision under depreciation of financial investments (2,298 thousand rubles.);
- costs for charity and social actions (441,367 thousand rubles);
- costs on free disposal of property (2,547 thousand rubles);
- costs on voluntary insurance (66837 thousand rubles).

2. The Profit before making taxation in book keeping is corrected in the manner of reduction in 2006 for the sum of deducted temporary differences at a rate of 199,071 thousand rubles (in 2005 to increasing on 735, 717 thousand rubles). Thus the appeared sum of the deducted temporary differences in 2006 made 50,208 thousand rubles. (2005 – 805,650 thousand rubles), the sum of reduction (settlement) of the deducted temporary differences which caused the reduction of corresponding tax assets, made 249,279 thousand rubles. (2005 – 69,933 thousand rubles). The given differences have arisen because of various approaches of recognition in accounting and the fiscal accounting of costs:

- on the added sums of fixed assets amortization (122,233 thousand rubles);
- the loss from realization of objects of fixed assets (4,933 thousand rubles);
- the loss from realization of capital issues (23 355 thousand rubles).

3. In calculation of the current income tax the sum of taxable temporary differences at a rate of 478, 583 thousand rubles. (2005 – 357,846 thousand rubles) has been considered. Thus the sum of the taxable temporary differences which have arisen in 2005 made 562,896 thousand rubles (2005 – 717,558 thousand rubles.), the sum of reduction (settlement) of the taxable temporary differences which have caused reduction of corresponding tax obligations has made 84,313 thousand rubles. (2005 – 355,817 thousand rubles). The given differences have arisen basically due to distinction of the order of amortization charge on objects of fixed assets in accounting and the fiscal accounting.

In 2006 as a result of correction of the revealed mistake connected with incorrect classification of differences, concerning revaluation of the fixed assets objects, made in the previous accounting periods, tax assets in the sum 155,007 thousand rubles had been written off for the purpose of reduction of net profit and the postponed tax obligations in the sum 20,135 thousand rubles were added.

During reorganization of the Company the postponed tax assets in the sum 76,132 thousand rubles and the postponed tax obligations in the sum 289 058 thousand rubles were transmitted to the separated companies

Value-added tax (VAT)

For the purposes of the taxation of the VAT the Company recognizes the receipts in process of shipment of products (services). For 2006 the sum of the VAT added to payment made 630,329 thousand rubles including the tax proceeding from actual realization in the sum 4,661,008 thousand rubles is estimated. Also it is presented to a deduction in the sum of 4,030,679 thousand rubles

The sum of the VAT on the acquired values for an accounting period has decreased in connection with changes of the order of the VAT calculation, introduced by the Federal Statute No.119-FS, and also in connection with transfer to the separated companies during reforming 27,764 thousand rubles, and has made 209,869 thousand rubles (on 1.1.2006 – 762,908 thousand rubles). The amount of VAT in not paid production on 31.12. 2006 made 56,495 thousand rubles (on 01.01.2006 – 328,770 thousand rubles). The size of the VAT in not paid production, transmitted during reforming to the separated companies, made 81,368 thousand rubles.

The VAT calculated from arrived payment under the indebtedness of buyers for the goods shipped during the previous accounting periods (works, services), made 272, 275 thousand rubles.

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Off-budget funds

thousand rubles

Payments to budget	Balance on 01.01.2006	Including		Calculated	Paid	Balance on 01.01.2006 Indebtedness, overpayment	Including	
		Overpayment	Indebtedness				Overpayment	Indebtedness
Total	38,436	849	39,285	328, 511	342 682	24,265	1,622	25,887
Including								
Pension fund	23,571	167	23,738	250,936	261 664	12,843	190	13,033
Social security fund	636	678	1,314	39,429	41,338	(1,273)	1,423	150
Obligatory medical insurance fund	3,386	-	3,386	38, 133	39,480	2,039	4	2,043
Fines, penalties	10,843	4	10,847	13	200	10,656	5	10,661

As of 31.12.2006 on insurance premiums in off-budget funds as a whole there is the indebtedness in the sum of 24,265 thousand rubles, including accounts receivable – in the sum of 1,622 thousand rubles and credit bill payable – in the sum of 25,887 thousand rubles.

In connection with reforming of the Company (liquidation of 9 branches) the indebtedness for December, 31, 2006 on payments to off-budget funds had decreased. At the same time practically without change there is the indebtedness in the sum 10,661 thousand rubles on fine payment, added for a delayed payment of insurance premiums during the period of official registration of papers on reorganizing (2001) and not included in the schedule of reorganizing.

On accounts with Fund of social insurance at the end of the year the sum of a debt receivable increased 2 times and made 1,423 thousand rubles (reimbursement on payments of invalidity sheets).

3.15. Disclosing of the information on terminated activity.

The extraordinary shareholder meeting of OAO "Kuzbassenergo" by the decision from 30.12.2005 has made a decision on reorganization of the Company in the form of separation. Transfer certificates had been signed to reorganizing and five separated companies as of 1.7.2006.

OAO "Kuzbassenergo" (the company being reorganized) – regional generating company created on the basis of generating assets of power stations and main heating systems on zones of power supply and administrative-territorial belonging.

During reorganization following joint-stock companies are allocated:

- OAO "Kuzbassenergo – District Electronetwork Company" executes functions on transfer and distribution of electric energy from the source up to the consumer;
- OAO "Kuzbass Energy Sales Company" – sale and purchase of electric energy;
- OAO "Main Electrical Networks of Kuzbassenergo" carries out transmission of electrical energy on the circuits, carried to the uniform national (all-Russian) electrical network;
- OAO "West-Siberian Heat Power Station" – production of electric and heat energy, transfer of energy;
- OAO "South-Kuzbass State District Power Station" – production of electric and heat energy, transfer of energy;

Since July 1, 2006 the Company had terminated to carry out the following kinds of activity:

- transfer and distribution of electric energy;
- sale of electric energy in the retail market.

According to dividing balance the separated companies are allocated by authorized capitals in following volumes:

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OAO "Kuzbassenergo – District Electronetwork Company"	1,757,875.020 thousand rubles
OAO "Kuzbass Energy Sales Company"	30, 308.190 thousand rubles
OAO "Main Electrical Networks of Kuzbassenergo"	606, 163.800 thousand rubles
OAO "West-Siberian Heat Power Station"	09, 245.700 thousand rubles
OAO "South-Kuzbass State District Power Station"	545, 547.420 thousand rubles

Authorized capital of OAO "Kuzbassenergo" (the company being reorganized) was not changed and makes 606,163,800 rubles.

Value of assets and obligations of separated companies according to introductory balances as of 01.07./2006

Separated company	Assets value, thousand rubles	Obligations value, thousand rubles
OAO "Kuzbassenergo – District Electronetwork Company"	6,219, 703	569, 493
OAO "Kuzbass Energy Sales Company"	642, 628	503, 813
OAO "Main Electrical Networks of Kuzbassenergo"	1,878 246	64,791
OAO "West-Siberian Heat Power Station"	2,934 829	64,181
OAO "South-Kuzbass State District Power Station"	1,781,814	54,586

The Company does not open the information on incomes, expenses, the income tax and the flow of funds concerning terminated activity, in connection with that the Company sold electro-and heat energy centrally to various groups of consumers for which different tariffs for corresponding kinds of energy have been established, that has made impossible to make the isolated account of proceeds from the separated subdivisions.

According to the Company Board of Directors Decision from 12.07.2005, the state registration of the separated companies took place on the scheduled time (up to 01.07.2006).

Costs on the reorganizations performed in 2006, have made 116,718 thousand rubles (consultation services, costs for official registration of papers for land tenure, traveling and living expenses, costs for payments to the involved staff, etc.).

3.16. Earnings per share

Indicator	2006	2005
Basic profit for the reporting year, thousand of rubles	309,463	544,879
Weighted average number of ordinary shares in circulation within a reporting year, shares	606,163,800	606,163,800
Base profit per share, ruble.	0.511	0.899

On results of the Company work for 9 months of 2005 in 1st quarter of 2006 dividend payout at a rate of 406,409 thousand rubles was made.

General meeting of shareholders of the Company, taken place on June 26, 2006, the decision on dividend payout under ordinary stocks by results of work for 1st quarter of 2006 at a rate of 0.329983 rubles on one share in the money form was accepted.

Within 60 days after decision-making dividends in the sum of 200,024 thousand rubles which are a subject to payment to the founders were added - 182,703 thousand rubles (minus taxes payable in the budget). It was paid as of 31.12.2006 - 181 868 thousand rubles.

3.17. Affiliated persons

Head company

OAO "Kuzbassenergo" is controlled by Russian Open Stock Corporation of Energy and Electrification "UES of Russia", which owns 49% of ordinary shares of OAO "Kuzbassenergo"/

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The rest 51 % ordinary shares are distributed among many shareholders, among which are Open Stock Corporation "Siberian Coal Energy Company", owning 43.48 % of Authorized Capital of OAO "Kuzbassenergo".

In addition, the affiliated persons of the Company include:

1. Members of the Board of Directors, members of the Management Board, indicated in "General information" section of the Explanatory Note;
2. Eight subsidiaries:
   - OAO "Prokopyevskenergo";
   - OAO Engineering and Analytical Centre Kuzbasstekhenergo
   - OAO " Kuzbass Power Repair Company"
   - ZAO " ATE (Auto-Transport Enterprise) Kuzbassenergo";
   - ZAO Medical and Sanitary Department "Health Center Energetik";
   - OAO " Kuzbassenergoservice";
   - OAO "South-Kuzbass State District Power Station"
3. OAO "West-Siberian Heat Power Station"
4. Companies, affiliated with RAO "UES of Russia",
5. Companies, affiliated with OAO "SUEK".

In 2006 and 2005 the Company sold its products to the following affiliated persons:

thousand rubles

thousand rubles

Name	Operations	2006	2005
1. OOO" Sbytenergo"(Energy Sales Company)	Sale of electric energy, other services	26,413	184,110
2. OAO "Prokopyevskenergo"	Sale of electric energy, other services	325,944	635,624
3. OAO "Kuzbassenergoservice"	Sale of electric energy, other services	6,874	15,481
4. OAO ИАЦ "Kuzbasstechenergo"	Sale of electric energy, other services	4,957	5,136
5. ZAO "Auto-Transport Enterprise Kuzbassenergo"	Sale of electric energy, other services	7,704	9,079
6. ZAO MSD "Health Center Energetik"	Sale of electric energy, other services	3,431	5,242
7. OAO "Kuzbass Power Repair Company"	Sale of electric energy, other services	4,457	5,903
8. OAO "Coal Company" "Kuzbassrazrezugol"	Sale of electric energy, other services bills of credit, societies	1,138	429,192
9. OAO "Kuznetsk Ferroalloys "	Sale of electric energy, other services	50,908	1,572,298
10. ZAO "Kuzbassenergosvyaz "	Sale of electric energy, ТМЦ, lease	15,592	22,060
11.Bank "Alemar"	Sale of bills of credit, societies	136	10,835
12. OAO Altaienergo c. Barnaul	Sale of electric energy	163,577	-
13. OAO Altaienergosbyt	Sale of electric energy	324,604	-
14. OAO Astrakhan Energy Sales Company	Sale of electric energy	4,529	-
15. OAO Vladimir Energy Sales Company	Sale of electric energy	11,892	-
16. OAO Volgograd Energy Sales	Sale of electric energy	14,396	-
17. OAO Ivanovo Energy Sales Company	Sale of electric energy	4,382	-
18. OAO Kostromskaya Energy Sales Company	Sale of electric energy	5,292	-
19. OAO Krasnoyarsk Energy Sales	Sale of electric energy	8,260	-
20. OAO Kuzbass Energy Sales Company	Sale of electric energy	2,971,576	-
21. OAO Kurgan Energy Sales Company	Sale of electric energy	4,194	-
22. OAO Mordovskaya Energy Sales Company	Sale of electric energy	6,677	-
23. OAO Moscow Energy Sales (Mosenergosbyt)	Sale of electric energy	14,069	-

ATTACHMENT to the
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Name	Operations	2006	2005
24. OAO Nizhegorodskaya Energy Sales Company	Sale of electric energy	23,023	-
25. OAO Omskaya Energy Sales Company	Sale of electric energy	36,303	-
26. OAO Orenburg Energy Sales	Sale of electric energy	9,091	-
27. OAO Penzenskaya Energy Sales Company	Sale of electric energy	5,120	-
28. OAO Samaraenergo	Sale of electric energy	20,103	-
29. OAO Saratovenergo	Sale of electric energy	9,161	-
30. OAO Sverdlov Energy Sales	Sale of electric energy	29,855	-
31. OAO Tambovskaya Energy Sales Company	Sale of electric energy	5,502	-
32. OAO Tomskaya Energy Sales Company	Sale of electric energy	4,409	-
33. OAO Tulskaya Energy Sales Company	Sale of electric energy	6,231	-
34. OAO Tumenskaya Energy Sales Company	Sale of electric energy	33,792	-
35. OAO Chelyabinsk Energy Sales	Sale of electric energy	17,765	-
36. OAO Yaroslavskaya Energy Sales Company	Sale of electric energy	9,405	-
37. Others	Sale of electric energy, other services	35,829	5,425
	Total:	4,426,591	2,900,385

Electric energy was sold to affiliated persons on tariffs, determined in accordance with the rules of new wholesale market functioning.

In 2006 and 2005 the Company purchased products from the following affiliated persons:

thousand rubles

Name	Operations	2006	2005
1. OAO RAO "UES of Russia"	Subscription fee settlements	562,279	989, 681
2. OAO SUEK	Purchase of coal	2,167,182	1,804,280
3. OOO " Sbytenergo"	Remuneration for collection of receivables from customers, contract works	-	4,778
4 .OAO "Prokopyevskenergo"	Purchase of coal, electric energy, fixed assets and, remuneration	3,966	37
5. ZAO "Kuzbassenergoservice"	Design works, other services	69,675	119,655
6. OAO НАЦ "Kuzbasstechenergo"	Contract works, other services	51,904	48,254
7. ZAO "Auto-Transport Enterprise Kuzbassenergo"	Transport and other services	161,995	178,348
8. ZAO MSD "Health Center Energetik"	Medical services	27,509	27,868
9. OAO "Kuzbass Power Repair Company"	Contract works, other services	65,305	117,746
10. OAO "Kuzbass Network Repair"	Contract works, other services	34,582	80,223
11. OAO "Sayano-Shushenskaya HES"	Purchase of electric energy	176,936	187,357
11. OAO "Kharanorskaya HRES"	Purchase of electric energy	6,736	77,894
12. OAO "Berezovskaya HRES"	Purchase of electric energy	60,828	132,398
13. OAO "Gusinoozyorskaya HRES"	Purchase of electric energy	31,991	90,132
14. OAO "Krasnoyarskaya HRES"»	Purchase of electric energy	65,178	64,334
15. OAO "Omskaya Energy Sales Company "	Purchase of electric energy	-	917
16. MMCK "Center"	Services on transmitting of electric energy	-	32,034

ATTACHMENT to the
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Name	Operations	2006	2005
17. OAO FSK "UES"	Services on transmitting of electric energy	66,553	49,797
18. System operator CDM of UES EЭС	Services on transmitting of electric energy, on	191,489	14,603
	ensuring of system reliability	86,001	-
19. OAO Coal Company "Kuzbassrazrezugol"	Purchase of coal	7,505,577	7,747,638
20. OAO "Kuznetsk Ferroalloys"	Purchase of ТМЦ, equipment	208,637	802,707
21. ZAO "Kuzbassenergosvyaz "	Connection services	204,424	268,396
22. Bank "Alemar"	Bank services	3,262,407	2,635,961
23. OAO "West-Siberian HEC "	Purchase of heat energy		20,238
	Total:	7,505,577	7,747,638

Purchasing of products from the affiliated persons (ZAO"Kuzbassenergoservice", OAO ИАЦ "Kuzbasstechenergo", OAO "SUEK", ZAO "Auto-Transport Kuzbassenergo", OAO "Kuzbass Power Repair Company", OAO "Kuzbass Network Repair") in 2005-2006 was performed according to the requests acting on date of realization of purchase of regulating documents on the organization of purchasing function (Standards on the organization of purchasing function of Russian Open Society "UES of Russia", "Regulations about the order of realization of the regulated purchases of the goods, works, services"). According to the given documents, any purchase in cost above 200 thousand rubles without the VAT should be carried out by regulated procedures. The kind of procedure (competition, inquiry of the prices, purchase at a unique source, etc.) was defined by Board of Directors of OAO "Kuzbassenergo", (at a stage of formation of the Annual comprehensive program of purchases) or by the Central purchasing body of OAO " Kuzbassenergo" (operational management).

Settlements with affiliated persons

As of 31.12.2006 and 31.12.2005 the receivables from affiliated persons to the Company were as follows:

Accounts receivable of the Company

thousand of rubles

Name	2005	2006
1. OOO" Sbytenergo"	74,446	16
2. OAO "Prokopyevskenergo"	14,005	3
3. OAO ИАЦ "Kuzbassenergo"	367	653
4. ZAO MSD "Health Center Energetik"	941	205
5. ZAO "Auto-Transport Enterprise Kuzbassenergo"	17,311	6,160
6. ZAO "Kuzbassenergoservice"	35,896	88,480
7. OAO "Kuzbass Power Repair Company"	95	1,317
8. OAO "Kuzbass Network Repair"	203	8,156
9. OAO Coal Company "Kuzbassrazrezugol"	21,807	12,321
10. OAO "Kuznetsk Ferroalloys"	16,171	-
13. OAO South-Kuzbass HRES	-	20,251
14. OAO West-Siberian HEC	-	22,373
15. Others	336	139
Total:	**181,578**	**160,074**

As of 31.12.2006 and 31.12.2005 indebtedness of the Company to affiliated persons consists of:

ATTACHMENT to the
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Accounts payable of the Company

thousand of rubles

Name	2005	2006
1. OOO "Bills Center Kuzbassenergo"	3,926	-
2. OAO RAO "UES of Russia"	1,230,372	1,070,372
3. OAO ИАЦ "Kuzbassenergo"	1,639	918
4. ZAO MSD "Health Center Energetik"	1,654	1,493
5. ZAO "Auto-Transport Enterprise Kuzbassenergo"	12,885	4,555
6. ZAO "Kuzbassenergoservice"	2,551	1,041
7. OAO "Kuzbass Power Repair Company"	2,471	7,504
8. OAO "Kuzbass Network Repair"	2,148	-
9. OAO SUEK	139,928	47,423
10. OAO "Sayano-Shushenskaya HES"	1,693	-
11. OAO "Kharanorskaya HRES"	31,618	29,484
12. ZAO TZFR	4	14,434
13. MMCK "Center"	37,801	43,591
14. Mosenergo	348,302	63
15. OAO Coal Company "Kuzbassrazrezugol"	61,583	39,066
16. ZAO "Kuzbassenergosvyaz "	2,954	759
17.Others	5,360	1,526
Total:	**1,886,889**	**1,262,229**

3.18. Remuneration to Directors

In 2006 the Company paid to the members of the Board of Directors the remuneration in the amount of 3, 560 thousand rubles, including additional payment for 2005 – 1,146 thousand rubles (2005 – 5,135 thousand rubles), to the members of the Management – 799 thousand rubles (2005 – 640 thousand rubles).

3.19. Contingent liabilities.

The company is the claimant and the respondent in a number of legal trials, including with the taxing authorities, arising in a usual course of realization of economic activities. Now the outcome of these processes for the Company cannot be certain with a sufficient degree of reliance. These processes, in opinion of the Company, Management will not render essential negative influence on results of economic activities or on financial condition of the Company.

Statements of claims and the applications which were presented to the Company for the sum above 10 million rubles and being on consideration as of 31.12.2006:

1. GU "Kuzbass centre of energy saving" about collection of the indebtedness on deductions of target means for realization of the regional program of an energy saving in the sum of 115,468 thousand rubles.

By definition of Arbitration court of the Kemerovo oblast of 25.12.2006 proceeding on 31.01.2007 was nominated. By definition of 31.01.2007 proceeding on business was postponed on 19.02.2007. By definition of 19.02.2007 proceeding was postponed on 06.03.2007. By definition of 06.03.2007 the session of the court was postponed on 09.04.2007 in connection with an opportunity of the conclusion of the accord and satisfaction agreement due to which the claimant will refuse the declared statements of claims to the Company. Thus the probability of satisfaction of statements of claims is average because the claimant wrongly included in account claim requests cost of own needs, the energy price, received and sold to other supply organizations.

2. GU "Kuzbass centre of energy saving" about collection of the indebtedness on deductions of target means for realization of the regional program of an energy saving in the sum of 14,186 thousand rubles.

ATTACHMENT to the
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The claim was satisfied by a court decision of 1-st instance in the sum of 13,737 thousand rubles. By the Resolution of arbitration court of appeal instance of 20.12.2006 the decision was kept without change. In a stage of registration there is the Company's appeal for reviewing of. The probability of claims satisfaction is high.

Potentially possible the following legal trials with the participation of the Company:

1. By definition of 19.02.2000 of Arbitration court of the Kemerovo oblast as of 21.03.2007 there appointed a session of the court on legal case No.27-8462/2003-6 about revision of judicial certificates on the given case on again opened circumstances regarding exaction of a penalty at a rate of 40,169 thousand rubles on article 122 Tax Code of the Russian Federation which was added under Decision IFTS (Federal Inspection of Taxation Service) of the Russian Federation No.250 of 10.04.2003 on the results of realization of exit tax revision for the sum of the added VAT under export transactions at a rate of 200,844 thousand rubles.

The Company does not agree with exaction of a penalty at a rate of 40,169 thousand rubles and will challenge the given question in session of the court. We consider, that in view of an opportunity of reduction in the size of sanctions on article 114 TC of the Russian Federation, the probability of exaction of a penalty at a rate of 40,169 thousand rubles is average.

2. Taxing authority may accept the Decision on collection in the indisputable order of the fine at a rate of 149,785 thousand rubles, added under the Decision of IFTS of the Russian Federation No.250 of 10.04.2003 on results of realization of exit tax revision (for the sum of the VAT under export transactions at a rate of 200,844 thousand rubles).

The Company does not agree with exaction of the fine at a rate of 149,785 thousand rubles and in case of acceptance by taxing authority of the given decision, it will appeal against it judicially. We consider that taxing authorities were behind schedule, stipulated by the article 46 of TC of the Russian Federation on decision-making on collection of the indicated fine in indisputable and the legal process. The probability of collection of the fine at a rate of 149,785 thousand rubles is average.

At present time a number of taxes established in Russia at federal and regional levels act. These taxes include the value-added tax, the profit tax of the organizations, the uniform social tax, and also a number of others.

Often those or other questions of application of the tax legislation are differently treated as by various state organizations and departments, and inside of these organizations and departments (for example, by Federal Taxation Service of the Russian Federation and its inspections) in this connection there are ambiguities and forms ground for disputed situations. Questions of observance tax and other areas of the legislation (for example, customs and currency) are a subject of consideration of the various state bodies, having the right to impose fines and to levy fines. The similar facts lead to occurrence of the tax risks, much exceeding what are habitual for the organizations in the countries with more developed tax system.

According to the current legislation, tax obligations can be subjected to check within three years.

The Management of the Company believes, that tax obligations are full reflected in the applied balance sheet. However there is a risk of that taxing authority will take essentially other attitude concerning the questions supposing an opportunity of ambiguous interpretation that can render essential effect on financial position of the Company.

At the end of 2006 the Company had issued maintenance for the sum of 614,692 thousand rubles, from them: a pledged security on acting credit agreements on 31.12.2006 in the form of commodities and materials for the sum of 205,191 thousand rubles (on 31.12.2005 – 719,451 thousand rubles), and also fuel for the sum of 409, 501 thousand rubles which according to the decision of Board of Directors of the Company from 28.11.06 (protocol No.10/12) was transmitted in November, 2006 to lien to AK Savings Bank of the Russian Federation (the Kemerovo branch No.8615) for maintenance of the credit agreement of OAO "Kuzbassenergo District Network Company".

The Company did not receive requests of banks on an immediate reimbursement of obligations with maintenance and did not create in book keeping reserves on the conditional facts of economic activities on the issued maintenance.

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3.20. Post Balance Sheet Events

On February 21, 2007 the Arbitration court of the Kemerovo oblast passed the judgment on the recognition of OAO"Kuzbassenergoservice" insolvent and bankruptcy proceedings for the period of 12 months are opened.

On December 25t, 2006 on extraordinary general meeting of shareholders of OAO "Altaienergo", and on December 26, 2006 on extraordinary general meeting of shareholders of OAO "Kuzbassenergo" the decision on approval of purchase and sale transactions of property with the following provisions was accepted.

The parties of the agreement: the Seller – OAO "Altaienergo", the Buyer – O AO "Kuzbassenergo".

Subject of the agreement: the Seller undertakes to transfer to the possession of the Buyer, and the Buyer to accept and pay the following property:

- Power industrial-technological complex of the Barnaul thermal power station-1, Power industrial-technological complex of the Barnaul thermal power station-2, Power industrial-technological complex of the Barnaul thermal power station-3; the price of the acquired property is 1,219,751,480 (One billion two hundred nineteen millions seven hundred fifty one thousand four hundred eighty) rubles and 00 copecks, disregarding the VAT;
- Immovable property of the Barnaul thermal power station-1, the Barnaul thermal power station-2, the Barnaul thermal power station-3; the price of acquired property is 534,297,026 (Five hundred thirty four million two hundred ninety seven thousand twenty six) rubles and 00 copecks, disregarding the VAT;
- Immovable property of the Barnaul heating plant, Biysk thermal networks; the price of the acquired property is 359,628,844 (Three hundred fifty nine millions six hundred twenty eight thousand eight hundred forty four) rubles and 00 copecks, disregarding the VAT;
- Movable property (technological equipment) of the Barnaul thermal power station-1, the Barnaul thermal power station-2, the Barnaul thermal power station-3, the Barnaul heating plant, Biysk thermal networks; the price of the acquired property is 890,597,982 (Eight hundred ninety millions five hundred ninety seven thousand nine hundred eighty two) rubles and 00 copecks, disregarding the VAT;
- Means of transport of the Barnaul thermal power station-1, the Barnaul thermal power station-2, the Barnaul thermal power station-3, the Barnaul heating plant, Biysk thermal networks; the price of the acquired means of transport is 12,129,704 (twelve millions hundred twenty nine thousand seven hundred four) rubles and 00 copecks, disregarding the VAT.

On December 28, 2006 contracts of purchase-sale of property immovable and movable of the Barnaul thermal power station-1, the Barnaul thermal power station-2, the Barnaul thermal power station-3, the Barnaul heating plant, Biysk thermal networks between OAO "Kuzbassenergo" and OAO "Altaienergo", had been concluded.

On January 01, 2007 this property was accepted on balance of the Barnaul branch.

On February 27, 2007 by the Resolution of FAS West-Siberian district had been kept without change the judgement of 24.08.2006 and the decision of 13.11.2006 of the Kemerovo oblast Arbitration court on the case about the claim to the Company of the Ministry of Finance of the Russian Federation, being by the assignee of the Ministry of Fuel and Energy of the Russian Federation by agreement No. 21 of 23.06.1997, about collection of the indebtedness under the budget credit for a total sum of 77,267 thousand rubles (total amount of debt – 10,000 thousand rubles, interests for using of loan proceeds and fines for delayed payment – 67,267 thousand rubles). According to the indicated judicial certificates, the Ministry of Finance is adjudicated in satisfaction of requests about collection of the indebtedness

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In conformity with an accounting policy the Company conducts the revaluation of fixed assets as of 01.01.2007. As the estimated company/consortium on the right of the conclusion of agreements by definition of fair cost of tangible assets according to requests of IAS (International Standards of Financial Accounting) and revaluation under the Russian Standards of Book-keeping the consortium it is assigned:

- Closed Joint-Stock Company "Deloit and TUSH SNG"
- OOO "Institute of business problems"
- Closed Joint-Stock Company "RSM Top-Audit".

Results of the Company fixed assets reassessment on 01.01.2007 which will be shown in the report of the appraiser, in a full amount will be reflected in accounting reports of the Company for 2007 according to requests of normative statements.

General Director of OAO "Kuzbassenergo" — S.N. Mikhailov

Chief Accountant of OAO "Kuzbassenergo" — S.S. Prikhodchenko

ATTACHMENT to the
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Managing Director of Closed Joint Stock Company
"Pricewaterhousecoopers Audit"
Frantz-J. Kaizer
March 23, 2007

Numbered, strung and fastened on 56 (fifty six sheets)

Seal (CJSC "Pricewaterhousecoopers Audit")

Appendix No.4 Financial statements for the reporting period – 9 months of 2007

Balance Sheet

as of September 30,2007

		Codes		
	Form No.1 ARCMD	0710001		
	Date (year, month, day)	2007	9	30
Organization OAO Kuzbassenergo	RNCB	10563800		
Tax payer identification number	Vat number	4200000333		
Activity Industry	ARCTEA	40.10.11		
Form of ownership/legal organizational form				
Open Joint-stock Society/ mixed type of ownership with state share in the business	Lofc/foc	47	41	
Measuring unit: thousand of rubles	OCE	384		

Location (address) 656037, city of Barnaul, 2 Brilliantovaya Str.

Date of approval

Date of delivery (reception)

Assets	Indicator code	At the beginning of the reporting year	At the end of the reporting period
1	2	3	4
I. NONCURRENT ASSETS			
Intangible assets	110	1	1
Fixed assets	120	15,354,205	17,635,930
Construction in progress	130	782,026	1,691,370
Income-bearing investments in tangible assets	135	4	3
Long-term financial investments	140	2,597,155	355,000
Deferred tax assets	145	167,785	151,689
Other non-current assets	150	4,465	4,808
	151	0	0
TOTAL for section I	190	18,905,641	19,838,810
II. CURRENT ASSETS			
Inventories	210	950,869	1,951,222
including raw materials and other inventories	211	939,068	1,809,439
livestock fattening	212	0	0
costs in production in progress	213	0	0
finished goods and goods for sale	214	1,885	1,401
goods dispatched	215	159	
deferrals	216	9,757	23,893
other inventories and expenses	217	0	116,489
	218	0	0
Value added tax on purchased valuables	220	209,869	172,026
Accounts receivable (payments expected within more than 12 months after the reporting date)	230	111,428	111,440
including: buyers and customers	231	21,531	15,057
Accounts receivable (payments expected within 12 months after the reporting date)	240	1,085,916	2,309,753
including: buyers and customers	241	340,750	351,082
Short-term financial investments	250	50,112	340,111
Cash assets	260	178,033	486,150
Other current assets	270	554	86
	271	0	0
TOTAL for section II	290	2,586,781	5,370,788
BALANCE	300	21,492,422	25,209,598

Liabilities	Indicator code	At the beginning of the reporting year	At the end of the reporting period
1	2	3	4
III. EQUITY AND PROVISIONS			
Authorized capital	410	606,164	60,164
Stock redeemed from shareholders	411	0	0
Surplus capital	420	15,424,492	15,409,434
Capital reserves	430	30,308	30,308
including:			
reserves arose in accordance with legislation	431	30,308	30,308
reserves arose in accordance with constituent documents	432	0	0
	433		0
Retained earnings for the prior years	460	1,503,460	1,518,476
Retained earnings (losses) of the reporting year	470	0	2,490,078
TOTAL for section III	490	17,564,424	20,054,460
IV. LONG-TERM LIABILITIES			
Loans and credits	510	433,845	704,255
Deferred tax liabilities	515	400,738	577,915
Other long-term liabilities	520	902,953	707,267
	521	0	0
TOTAL for section IV	590	1,737,536	1,989,437
V. CURRENT LIABILITIES			
Loans and credits	610	822,926	857,737
Accounts payable	620	1,323,207	2,150,457
including:			
suppliers and contractors	621	487,188	975,545
salaries payable	622	25,401	51,422
payments to state off-budget funds	623	17,946	26,169
tax and charges liabilities	624	529,767	450,239
other payables	625	262,905	647,082
Payables to members (founders) related to income	630	2,307	2,428
Future periods income	640	42,022	39,611
Provisions for future expenses	650	0	115,468
Other current liabilities	660	0	0
	661	0	0
TOTAL for section V	690	2,190,462	3,165,701
BALANCE	700	21,492,422	25,209,598



INCOME AND EXPENSES STATEMENT
for 9 months of 2007

	Codes	
Form No.2 ARCMD	0710002	
Date (year, month, day)	2007 9 30	
RNCB	10563800	
Vat number	4200000333	
ARCTEA	40.10.11	
Lofc/foc	47	41
OCE	384	

Organization OAO Kuzbassenergo
Tax payer identification number
Activity Industry
Form of ownership/legal organizational form
Open Joint-stock Society/ mixed type of ownership with state share in the business.
Measuring unit:

Indicator		For reporting period	For similar period of the prior year
name	Code		
1	2	3	4
Income and expenses on ordinary activities Proceeds (net) from sale of goods, products, works, services (less VAT, excise tax and other similar mandatory payments)	010	12,925,731	14,037,897
	011	0	0
Cost of goods, products, works, services sold	020	(12,825,625)	(12,755,731)
	021	0	0
Gross profit	029	100,106	1,282,166
Selling expenses	030	(9,624)	(8,568)
Administrative expenses	040	0	0
Profit (loss) from sales	050	90,482	1,273,598
Other income and costs Interest receivable	060	21,462	6,007
Interest payable	070	(57,605)	(71,941)
Income from participation in other companies	080	4,025	4,476
Other operating income	090	7,154,143	1,263,720
	091	0	
Other operating expenses	100	(3,637,946)	(1,602,917)
	110	0	0
Profit (loss) before tax	140	3,574,561	872,943
Deferred tax assets	141	(15,818)	(59,590)
Deferred tax liabilities	142	(177,505)	(99,641)
Current income tax	150	(691,954)	(274,655)
Other similar obligatory payments	180	(187,716)	(231,588)
Net profit (loss) of the reporting period	190	2,501,568	207,469
FOR REFERENCE Constant tax liabilities (assets)	200	27,382	224,380
Basic profit (loss) per share	201		
Diluted profit (loss) per share	202		

ITEMIZATION OF SPECIFIC INCOME AND LOSS

Indicator		For reporting period		For similar period of last year	
Name	Code	income	loss	income	loss
1	2	3	4	5	6
	210	2,858	48,866	4,038	1,301
	220	(106)	(425)	14,072	17,490
	230	0	0	0	0
	240	0	2	10	19
	250	X	24,702	X	0
	260	10,355	49,415	23	166
	270	0	0	0	0

Chief Executive Officer ______ Mikhailov Sergey Nikolaevich
(signature) (transcript of signature)

Chief Accountant ______ Prikhodchenko Svetlana Stanislavovna
(signature) (transcript of signature)

October 26, 2007

AUDITOR'S REPORT
to the shareholders of OAO Kuzbassenergo
On the 2004 Integrated Financial Statements
of Open Joint-Stock Company Kuzbassenergo

On the 2004 Integrated Financial Statements of Open Joint-Stock Company Kuzbassenergo

2004 Integrated Financial Statements of OAO KUZBASSENERGO (hereinafter referred to as the Company) were audited by ZAO BDO Unicon under the agreement of 11.08.2004 No. 10206-01-266/04 concluded based on the Resolution of the General Meeting of the Shareholders of the Company on approval of ZAO BDO Unicon as the official auditor (minutes of 24.06.2004 No. 12).

ZAO BDO Unicon Details

ZAO BDO Unicon was registered by the Inspectorate of the Ministry of Taxation of the Russian Federation No. 26 of the Southern Administrative District of Moscow.
Certificate on entry to the Uniform State Register of Legal Entities of 28.07.2004 series 77 No. 006984097, basic state registration number 1037739271701.
Postal address: 125, Varshavskoye Highway, Moscow, 117545
Phone: (095) 797 5665, 319 6636
Phone/fax: (095) 319 5909
E-mail: reception@bdo.ru
Web: www.bdo.ru
General Director — Dubinsky Andrey Yurjevich
ZAO BDO Unicon has license of No. E 000547 25.06.2002 for auditing issued by the Ministry of Finance of the Russian Federation, valid till June 24, 2007.
ZAO BDO Unicon is an independent national auditing company that is a member of international BDO network.
ZAO BDO Unicon is a full member of professional auditing union Institute of Professional Auditors accredited to the Ministry of Finance of the Russian Federation according to the Order No. 145 of 16.07.2002.
The Auditor's Report is signed by the Deputy General Director Khailo Zoe Alekseevna authorized by the Power of Attorney No. 2 of 13.01.2005.
The audit of the Company was managed by the Auditor Krupnova Helena Pavlovna, Audit Director.

OAO KUZBASSENERGO Details

Head company

OAO Kuzbassenergo (hereinafter referred to as the Head company) is registered by the State Registration and Licensing Direction of Kemerovo Administration, registration certificate No. 3225, series KE-401 370 of 25.07.1996.

Legal (postal) address of the Head company: 30, Kuznetsky avenue, GSP-2, Kemerovo, 650620, Russian Federation.

Subsidiaries:

• Open Joint-Stock Company Kuzbasshidroenergostroi
Authorized capital of the Company is 118,619 thousand rubles.
Share of the Head company in the authorized capital (voting shares) is 100%.
Legal address of the Company: Russia, Kemerovo region, Krapivinsky district

• Limited Liability Company Sbytenergo
Authorized capital of the Company is 100 thousand rubles.
Share of the Head company in the authorized capital (voting shares) is 100%.
Legal address of the Company: Russia, Kemerovo region, Kemerovo district, Metalploschadka settlement, 14, Severnaya str.

• Open Joint-Stock Company Andreevskoye Authorized capital of the Company is 36,437 thousand rubles.
Share of the Head company in the authorized capital (voting shares) is 100%.
Legal address of the Company: Russia, Kemerovo region, Kemerovo district, Andreevsky settlement

• Open Joint-Stock Company Prokopyevskenergo
Authorized capital of the Company is 32,300 thousand rubles.
Share of the Head company in the authorised capital (voting shares) is 60%.
Legal address of the Company: Russia, Kemerovo region, Prokopyevsk, 14, Energeticheskaya str.

• Limited Liability Company Supervolokno
Authorized capital of the Company is 400 thousand rubles.
Share of the Head company in the authorised capital (voting shares) is 60%.

Legal address of the Company: Russia, Kemerovo, Stroigorodok

Open Joint-Stock Company Investment and Industrial Association Vodokanal
Authorized capital of the Company is 42,000 thousand rubles.
Share of the Head company in the authorized capital (voting shares) is 74.5%.
Legal address of the Company: Russia, Kemerovo region, Prokopyevsk, 3, Kirpichnaya str.

Limited Liability Company Bill of Exchange Center Kuzbassenergo
Authorized capital of the Company is 401 thousand rubles.
Share of the Head company in the authorized capital (voting shares) is 100%.
Legal address of the Company: Russia, Kemerovo, 30 Kuznetsky avenue

Open Joint-Stock Company Kuzbassetremont
Authorized capital of the Company is 11,751 thousand rubles.
Share of the Head company in the authorized capital (voting shares) is 100%.
Legal address of the Company: Russia, Kemerovo region, Novokuznetsk, 1, Nevskogo str.

Open Joint-Stock Company Kuzbass Power Repair Company
Authorized capital of the Company is 29,240 thousand rubles.
Share of the Head company in the authorized capital (voting shares) is 100%.
Legal address of the Company: Russia, Kemerovo, 30 Kuznetsky avenue

Open Joint-Stock Company Engineering and Analytical Centre Kuzbasstekhenergo
Authorized capital of the Company is 18,540 thousand rubles.
Share of the Head company in the authorized capital (voting shares) is 100%.
Legal address of the Company: Russia, Kemerovo, 17, Stantsionnaya str.

Open Joint-Stock Company Kuzbassenergoservice
Authorized capital of the Company is 500 thousand rubles.
Share of the Head company in the authorised capital (voting shares) is 100%.
Legal address of the Company: Russia, Kemerovo, 12, Ostrovskogo str.

• Closed Joint-Stock Company ATR (Moto Transport Enterprise) Kuzbassenergo
Authorized capital of the Company is 5,000 thousand rubles.
Share of the Head company in the authorized capital (voting shares) is 100%.
Legal address of the Company: Russia, Kemerovo, 4. Stantsionnaya str.

• Closed Joint-Stock Company Medical and Sanitary Department Health Center Energetik
Authorized capital of the Company is 2,000 thousand rubles.
Share of the Head company in the authorized capital (voting shares) is 100%.
Legal address of the Company: Russia, Kemerovo, 37 Kuzbasskaya str.

1. We have audited the accompanying 2004 Financial Statements on 64 pages:

- Balance sheet (form No. 1) - 6 pages;
- Income Statement (form No. 2) —3 pages;
- Statement of Changes in Equity (form No. 3) —3 pages;
- Cash Flow Statement (form No. 4) —3 pages;
- Appendix to the Balance Sheet (form No. 5) —6 pages;
- Explanatory notes — 43 pages.

Integrated Financial Statements of the Group includes the Financial Statements of the following legal persons:

- Head Company — OAO Kuzbassenergo;
- Subsidiaries:
- OOO Bill of Exchange Center Kuzbassenergo;
- OOO Sbytenergo;
- OAO Prokopyevskenergo;
- OAO Investment and Industrial Association Vodokanal;
- OAO Kuzbassetremont;
- OAO Kuzbass Power Repair Company;
- OAO Engineering and Analytical Centre Kuzbasstekhenergo;
- OAO Kuzbassenergoservice;
- ZAO ATR (Moto Transport Enterprise) Kuzbassenergo;
- ZAO Medical and Sanitary Department Health Center Energetik.

Financial Statements of the subsidiaries OOO Bill of Exchange Center Kuzbassenergo, OOO Sbytenergo, OAO Kuzbassetremont, OAO Kuzbass Power Repair Company, OAO Engineering and Analytical Centre Kuzbasstekhenergo, OAO Kuzbassenergoservice, ZAO ATR (Moto Transport Enterprise) Kuzbassenergo, ZAO Medical and Sanitary Department Health Center Energetik are included into the integrated Financial Statements based on 100% participation of the Head Office in their authorized capitals (voting shares). Meanwhile the integrated Financial Statements of the Group include the consolidated Financial Statements of the subsidiary - OOO Bill of Exchange Center Kuzbassenergo for group of subsidiaries and associates:

- Limited Liability Company Television Center of Kemerovo Tom;
- Closed Joint-Stock Company Teplovye seti (heat networks), Mysky;
- Open Joint-Stock Company Novokuznetsk Heat Network Company;
- Closed Joint-Stock Company Kuzbassenergosvyaz.

The Financial Statements of subsidiaries OAO Prokopyevskenergo and OAO Investment and Industrial Association Vodokanal is unified in the integrated Financial Statements based on majority share of the Head Company in their authorized capitals (voting shares) 60% и 74.5% respectively. For inclusion of the Financial Statements of OAO Prokopyevskenergo into the integrated Financial Statements the Head Company also considered the 13% share of the subsidiary - OOO Bill of Exchange Center Kuzbassenergo in the authorized capital (voting shares) of OAO Prokopyevskenergo.
The Financial Statements of subsidiaries OAO Kuzbassenergostroi, OAO Andreevskoye, OOO Supervolokno are not included into the integrated Financial Statements of the Group as proceedings in bankruptcy are initiated against OAO Kuzbassenergostroi and OAO Andreevskoye, and the Head Company can not influence on decisions of the subsidiaries, and OOO Supervolokno has been liquidated.

The Group of interrelated companies is unified under the joint name of Open Joint-Stock Company Kuzbassenergo. Types of activities of the Group:

- production, transfer, distribution and sale of electrical and heat energy;
- other types of activity related to operation of power system and infrastructure facilities.

These statements are prepared by the management of the OAO Kuzbassenergo according to the standards specified by the Federal Law of No. 129-FZ 21.11.1996 "On accounting" (as subsequently amended and revised), Accounting Regulations, Order of the Ministry of Finance of the Russian Federation of No. 67n 22.07.2003 "On forms of the Financial Statements of Entities" and methodic recommendations for preparation and presentation of integrated Financial Statements approved by the Order of the Ministry of Finance of the Russian Federation No. 112 of 30.12.1996, and other standard acts of the Russian Federation regulating accounting and preparation of the Financial Statements.

The Chief Executive Officer of the Head Company, Mr. Sergey Nikolaevich Mikhailov, is responsible for accounting procedure organization, compliance of the business transactions with the legislation of the Russian Federation.
The Chief Accountant of the Head Company, Ms. Alevtina Nikolaevna Ryumova, is responsible for establishing of the accounting principles, accounting, and timely submission of complete and reliable Financial Statements.
At the date of the audit of the 2004 integrated Financial Statements of the Group ZAO BDO Unicon audited and verified the Financial Statements of the Head Company which includes 98% of integrated book currency.
Our responsibility as auditors is to express our opinion in all material respects on these integrated Financial Statements and on whether the accounting is conducted in accordance with the Russian legislation. The purpose of our audit is to express our opinion on full compliance of the Company's transactions with the legislation of the Russian Federation and assessment of the Company's management performance efficiency and watch over the interests of the owners.
Our opinion can not be considered by the recipient as expression of confidence in continuity of the Company's operations in future.

2. We conducted our audit in accordance with the Federal Law No. 119-FZ of 07.08.2001 "On auditing", Federal Auditing Standards approved by the Resolution of the Government of the Russian Federation No. 696 of 23.09.2002 (as subsequently amended and revised), other standard acts regulating auditing and other company standards and methods of audit.

We conduct our audit in accordance with the internal standards of accredited professional auditing union Institute of Professional Auditors.
Our audit was planned and performed to obtain reasonable assurance about whether the integrated Financial Statements are free of material misstatement.
Audit includes examining, on a test basis, of evidence supporting the amounts and disclosures of the Group in the integrated Financial Statements, assessing compliance with accounting principles and rules of the integrated Financial Statements preparation, evaluating significant estimates made by the management of the Head Company and the presentation of the integrated Financial Statements.
We believe that our audit provides a reasonable basis for our opinion on reliability of these integrated Financial Statements and on whether the accounting is conducted in accordance with the Russian legislation.
During our audit we revealed that the Company does not create the provision for devaluation of the securities related to investments into its subsidiaries which are involved into proceedings in bankruptcy. This resulted in overstating of line 140 "Long-term financial investments" as of January 1, 2004 and December 31, 2004 to the amount of 155,296 thousand rubles.

5. In our opinion, save the affect of the circumstances specified above, the Financial Statements of the Company have been properly prepared to present, in all material respects, the financial position as of December 31, 2004 and financial performance for the period from January 1 up to December 31, 2004 inclusive.
6. Without qualifying the results of our audit, we draw your attention to the information in the Explanatory Notes to the Financial Statements in the section "Disclosure of the Material Indicators in the Statements. Surplus capital":
   As of January 1, 2004 the amount of the surplus capital was overstated by 2,200,161 thousand rubles, and retained earnings, accordingly, were understated by such amount due to inclusion of the amounts related to free acquired valuables and accumulation fund for start-up fixed assets created in the prior years into the surplus capital according to the current standard documents. According to the inventory of December 31, 2004 such error was eliminated.

March 3, 2005

Deputy General Director Z. A. Khailo

certificate of competence No.012121 for general audit issued by the Ministry of Finance of the Russian Federation. Issued according to the Resolution of the Central Attestation and Licensing Auditing Committee of the Ministry of Finance of the Russian Federation of 25.04.96. Prolonged since 28.03.2002 for indefinite period (minutes No. 104 of Central Attestation and Licensing Auditing Committee of the Ministry of Finance of the Russian Federation).

Auditor E. P. Krupnova

certificate of competence No.K017659 for general audit issued by the Ministry of Finance of the Russian Federation. Issued according to the Resolution of the Central Attestation and Licensing Auditing Committee of the Ministry of Finance of the Russian Federation of 25.07.98. Prolonged since 05.08.2004 for indefinite period (minutes No. 57 of Central Attestation and Licensing Auditing Committee of the Ministry of Finance of the Russian Federation).

72 pages stitched in total

Appendix
to the Order of the Russian Federation
Ministry of Finance
of July 22, 2003 N 67 n

BALANCE SHEET

(with subsidiaries)

as of December 31, 2004

	CODES
Form No.1 in OKUD	0710001
Date [year, month, day]	2004 12 31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF/OKFS	47\41
OKEI	384

Company **OAO Kuzbassenergo**

Taxpayer identification number

Type of activity industry

Business form \ form of ownership **joint-stock**

Unit RUB '000

Location (address) Kemerovo, 30, Kuznetsky avenue

Date of approval	
Date of delivery	February 24, 2005

ASSET	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
I. NONCURRENT ASSETS				
Intangible assets		110	106	101
including:				
rights for patents, programs, trade marks (service marks), other rights and assets similar to enumerated		111	3	3
organization expenses		112	103	98
goodwill		113		
other types of intangible assets		114		
R&D results		115		
Fixed assets		120	24,941,200	24,560,052
including:				
land plots and natural resources		121	571,066	569,360
buildings, machinery and equipment, constructions		122	24,303,537	23,924,150
other types of fixed assets		123	66,597	66,542
Construction in progress		130	1,514,289	1,699,999
including:				
equipment to be installed		*13001*	175,875	165,429
investments into noncurrent assets		*13002*	1,338,414	1,534,570
Income-bearing investments in tangible assets		135	10	8
including:				
property for leasing		136	10	8
rental property		137		
Long-term financial investments		140	230,273	231,962
including:				
investments in subsidiaries		141	155,390	155,296
investments in associates		142		
investments in other entities		143	29,133	25,833
loans provided to companies for a period over 12 months		144	-	
Other long-term financial investments		145	45,750	50,833

FOR INTEGRATED STATEMENTS				
Goodwill of subsidiaries		146		
Assessment of the head office participation in associate		147		
Deferred tax assets		148	422,760	528,100
Other noncurrent assets		150		
TOTAL for section I		190	27,108,638	27,020,222

ASSET	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
II. CURRENT ASSETS				
Inventories		210	1,352,757	1,321,459
including:				
raw materials and other inventories		211	1,213,261	1,232,496
including:				
fuel oil		*21101*	62,963	61,187
coal		*21102*	563,794	605,173
diesel fuel		*21103*		5
other process fuel		*21104*		
repair parts		*21105*	166,987	148,422
other materials		*21107*	419,517	417,709
livestock		212		
work in progress		213	1,957	425
finished goods and goods for resale		214	36,674	30,619
goods dispatched		215	3,064	2,659
deferrals		216	97,801	55,260
other inventories and expenses		217		
Value added tax on purchased valuables		220	969,083	722,456
including:				
VAT for sales of electrical energy through Federal National Wholesale Electric Power Market		*22001*	90,498	88,819
Accounts receivable (payments expected within more than 12 months after the reporting date)		230	1,277,822	1,193,816
including:				
buyers and customers		231	515,197	441,634
including:				
financed from the federal budget		*23101*		
financed from the budgets of the Russian Federation subjects		*23102*		
financed from the local budgets		*23103*		
other buyers and customers		*23104*	515,197	441,634
bills receivable		232	672,938	672,938
debts of subsidiaries and associates		233		
advances issued		234	713	713
other receivables		235	88,974	78,531
Accounts receivable (payments expected within 12 months after the reporting date)		240	2,945,366	1,932,219
including:				
buyers and customers		241	1,720,809	1,241,439
including:				
power sales through Federal National Wholesale Electric Power Market inside the group		*24101*		
agents in sale of electrical and heat energy		*24102*	9,014	10,657
companies financed from the federal budget		*24103*	19,398	16,449
companies financed from the budgets of the Russian Federation subjects		*24104*	16,433	9,999
companies financed from the local budgets		*24105*	265,881	31,416
other consumers of electrical and heat energy		*24106*	1,316,859	1,069,444
subscription payables		*24107*		
other buyers and customers		*24108*	93,224	103,474
bills receivable		242		
debts of subsidiaries and associates		243		

outstanding shareholders' contributions to authorized capital		244		
advances issued		245	299,478	196,251
including: *to suppliers of electrical and heat energy*		*24501*	58,800	5,800
to suppliers of fuel		*24502*	65,203	35,011
to suppliers of materials		*24503*	38,185	20,864
to construction companies		*24504*	4,444	15,533
to maintenance companies		*24505*	12,983	14,506
to suppliers of services		*24506*	28,426	72,130

ASSET	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
other advances issued		*24507*	91,437	32,407
other receivables		246	925,079	494,529
including:				
fines, penalties under contracts		*24601*		
tax overpayment into the federal budget		*24602*	4,015	42,236
tax overpayment into the budgets of the Russian Federation subjects		*24603*	262,490	158,301
tax overpayment into the local budgets		*24604*	160,173	82,285
overpayment to state off-budget funds		*24605*	4,685	5,358
payables to RAO UES of Russia for engineering services		*24607*		
receivables from RAO UES of Russia for engineering services		*24608*		
payables to RAO UES of Russia for EAD		*24609*		
receivables from RAO UES of Russia for EAD		*24610*		
other receivables		*24611*	493,716	206,349
Short-term financial investments		250	76,064	104,488
including:				
loans provided to other companies for a period of up to 12 months		251		
other short-term financial investments		253	76,064	104,488
Cash assets		260	84,399	374,083
including:				
cash		261	302	358
settlement accounts		262	83,380	372,058
currency accounts		263		
other cash assets		264	717	1,667
including:				
special accounts in banks		*26401*	276	311
monetary instruments		*26402*	238	1,356
transfers in transit		*26403*	203	
Other current assets		270	-	-
including:				
current in-house settlements		*27002*	-	
construction in-house settlements		*27003*	-	
EAD in-house settlements		*27004*		-
in-house settlements for objects protection estimates		*27006*	-	-
VAT in-house settlements		*27007*		
other current assets		*27005*		
TOTAL for section II		290	6,705,491	5,648,521
Balance		300	33,814,129	32,668,743

LIABILITY	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
III. EQUITY AND PROVISIONS				
Authorized capital		410	606,164	606,164
including:				
preference shares		*41001*		
ordinary shares		*41002*	606,164	606,164
Stock redeemed from shareholders		415		
Surplus capital		420	24,637,617	22,317,149
Allocated property settlements		423		
Capital reserves		430	17,455	18,451
including:				
reserves and provisions arose in accordance with legislation		431	17,455	18,451
reserves and provisions arose in accordance with constituent documents		432		
Target financing		450		
Retained earnings for the prior years		460	644,557	1,734,561
Uncovered losses for the prior years		465		-
Retained earnings of the reporting year		470	-	
Uncovered losses of the reporting year		475	-	(364,068)
TOTAL for section III		490	25,905,793	24,312,257
FOR INTEGRATED STATEMENTS			-	
Goodwill of subsidiaries		495		
Minority interest		500	17,988	26,871
IV. LONG-TERM LIABILITIES				
Loans and credits		510	3,000	-
including:				
bank loans due within more than 12 months after the reporting date		511		
loans due within more than 12 months after the reporting date		512	3,000	
Deferred tax liabilities		515	360,314	664,632
Other long-term liabilities		520	1,905,431	2,956,215
including:				
accounts payable of suppliers and contractors		52001	1,343,020	1,512,885
accounts payable to social funds		52002	146,933	383,790
including:				
To the Russian Federation pension fund		*52003*	81,597	35,982
To the obligatory medical insurance fund		*52004*		
To the employment fund		*52005*		
To the social security fund		*52006*		
for fines and penalties to state off-budget funds		*52007*	65,336	347,808
accounts payable to budget (restructured taxes)		52008	415,478	1,059,540
including:				
to federal budget		*52009*	412,236	1,021,326
to Russian Federation subjects budgets		*52010*	2,243	22,287
to local budgets		*52011*	999	15,927
accounts payable in respect of the income tax based on transition period		52020	-	-
including:				
to federal budget		*52021*		
to Russian Federation subjects budgets		*52022*		

to local budgets		*52023*		
other long-term liabilities		52012		
TOTAL for section IV		590	2,268,745	3,620,847
V. CURRENT LIABILITIES				
Loans and credits		610	1,665,161	1,939,889
including:				
bank loans due within 12 months after the reporting date		611	1,555,161	1,671,535
loans due within 12 months after the reporting date		612	110,000	268,354

LIABILITY	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
Accounts payable		620	3,892,754	2,502,141
including:				
suppliers and contractors		621	1,229,993	607,134
including:				
to suppliers of electric energy through Federal National Wholesale Electric Power Market		*62101*	162,903	165,709
to other suppliers of electrical and heat energy		*62102*	9	16
to suppliers of gas		*62103*	35,137	65,954
to suppliers of fuel oil		*62104*	2,502	117
to suppliers of coal		*62105*	170,003	132,993
to suppliers of other fuel		*62112*		
to construction companies		*62106*	146,585	68,827
to maintenance companies		*62107*	118,617	22,701
for subscription fee to RAO UES of Russia		*62108*	371,627	60,000
payables to Rosenergoatom		*62110*	1,075	1,878
payables to nuclear power plant		*62111*		
to other suppliers and contractors		*62109*	221,446	88,939
for subscription fee to Central Dispatch Administration of the Unified Energy System of Russia		*62113*		
for subscription fee to OAO Federal Network Company		*62114*		
bills payable		622	1,100,133	559,236
payables to subsidiaries and associates		623		
salaries payable		624	81,097	63,740
including:				
current		*62401*	81,097	63,740
outstanding		*62402*		
payable to state off-budget funds		625	90,120	50,435
including:				
To the Russian Federation pension fund		*62501*	75,813	50,435
To the obligatory medical insurance fund		*62502*	5,003	983
To the employment fund		*62503*		
To the social security fund		*62504*	1,268	444
related to fines and penalties to state off-budget funds		*62505*	8,036	12,758
tax and charges liabilities		626	676,807	443,526
payables to budget, current		62610	644,159	443,526
including:				
to federal budget		*62601*	406,702	230,103
to Russian Federation subjects budgets		*62602*	181,537	128,551
to local budgets		*62603*	55,920	84,872
payables to budget on income tax on the basis of transition period		*62620*	32,648	-
including:				
to federal budget		*62621*	10,202	
to Russian Federation subjects budgets		*62622*	19,725	
to local budgets		*62623*	2,721	
advances received		627	124,954	297,405
including:				
from consumers of electric energy through Federal National Wholesale Electric Power Market		*62701*		

from other consumers of electrical and heat energy		*62702*	113,529	285,302
other received advances		*62703*	11,425	12,103
other payables		628	589,650	466,480
including:				
VAT in unpaid products		*62801*	563,752	451,646
payables to off-budget R&D fund		*62802*		
payables to RAO UES of Russia for engineering services		*62804*		
receivables from RAO UES of Russia for engineering services		*62805*		
payables to RAO UES of Russia for EAD		*62806*		
receivables from RAO UES of Russia for EAD		*62807*		
other payables		*62808*	25,898	14,834

LIABILITY	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
Payables to members (founders) related to income		630	141	141
Deferred income		640	63,547	266,597
Provisions for future expenses and payments		650		
Other current liabilities		660	-	-
including:				
current in-house settlements		*66002*		
construction in-house settlements		*66003*		
EAD in-house settlements		*66004*		
in-house settlements for objects protection estimates		*66006*	-	
VAT in-house settlements		*66007*		
other current liabilities		*66005*		
TOTAL for section V		690	5,621,603	4,708,768
BALANCE		700	33,814,129	32,668,743

Reference to items accounted on off-balance accounts

ASSET	Note	Code	At the beginning of the reporting year	At the end of the reporting year
Leased fixed assets		910	150,058	145,496
including by leasing		911	7,438	
Inventory holdings accepted for custody		920	53,686	9,999
Materials accepted for processing		925		3,066
Goods on commission		930		
Equipment accepted for assembly		935		
Bad debts of insolvent debtors written off to losses		940	109,998	573,870
Security of liabilities and payments received		950	240,032	183,951
Security of liabilities and payments issued		960	1,665,978	1,127,560
Accumulated depreciation		970	1,868	1,426
Depreciation of auxiliary engineering facilities and other similar items		980		
Registered forms		990		36
Fixed assets granted on lease		992		
Intangible assets obtained for use		995	.	

Chief Executive Officer S. N. Mikhailov

Chief Accountant A. N. Ryumova

24.02.2005

Income Statement
Form No.2

as of December 31, 2004

DESPATCHED PRODUCTS TABLE

		CODES
	Form	0710002
	Date (year, month, day)	2004 I 12 I 31
Company OAO Kuzbassenergo	OKPO	105 638
Taxpayer identification number	TIN	4200000333 420501001
Type of activity - industry	OKVED	40.10.11
Business form / form of ownership-joint-stock	OKOPF/OKFS	47 | 41 |
Unit:........RUB '000..............................	OKEI	384
Address: Kemerovo, 30 Kuznetsky avenue		

For dispatched products

Item	Note	Code line	For reporting period	For similar period of the prior year
1	A	2	3	4
1.Income and expenses on ordinary activities				
Proceeds (net) from sale of goods, products, works, services (less VAT, excise tax and other similar mandatory payments), ...	3.13	**010**	17,049,590	17,235,473
including from sales:				
of electric energy to domestic customers		011	12,783,451	13,398,942
export of electric energy		012		
of heat energy...		013	3,526,087	3,153,930
subscription fee (for RAO UES of Russia)... ...		014		
other commercial goods, products, works, services		015	633,342	560,443
other non-commercial goods, products, works, services		016	106,710	122,158
Cost of goods, products, works, services sold		**020**	(15,080,078)	(15,476,653)
including sold:				
electric energy to domestic customers		021	(11,568,747)	(12,126,570)
electric energy for export		022		
heat energy... ...		023	(3,036,317)	(2,860,940)
subscription fee (for RAO UES of Russia)		024		
other commercial goods, products, works, services		025	(378,263)	(385,873)
other non-commercial goods, products, works, services		026	(96,751)	(103,270)
Gross profit (010 - 020)		**029**	1,969,512	1,758,820
Selling expenses		030	(2,489)	(19,708)
Administrative expenses		040	(12,248)	(4,293)
Profit (loss) from sales (lines 010 - 020 - 030 - 040)		**050**	1,954,775	1,734,819
II. Other income and costs				
Interest receivable...........	2.13	060	2,668	672
Interest payable...		070	(199,188)	(265,194)
Income from participation in other companies..	2.13	080		
Other operating income.	3.14	090	1,942,224	3,237,938
Other operating expenses	3.14	100	(2,426,598)	(3,379,041)
Non-operating income...	3.15	120	194,245	121,253
Non-operating expenses...	3.15	130	(1,607,930)	(856,985)
Profit (loss) before tax (lines 050 + 060 -070 + 080 + 090 -100 +120- 130)		**140**	(139,804)	593,462
Deferred tax assets		143	105,775	106,905
Deferred tax liabilities		144	(170,587)	(148,317)
Current income tax		145	(312,550)	(351,611)
Other similar obligatory payments		146	155,096	(133,636)
Income tax and other similar obligatory payments		**150**	(222,266)	(526,659)
Profit (loss) from operations (lines 140 - 150)......		**160**	(362,070)	66,803
III. Extraordinary income and expenses.				
Extraordinary income...	3.17	170	9,361	4,871

Extraordinary expenses	3.17	180	(11,359)	(3,768)
FOR INTEGRATED STATEMENTS				
Capitalized income (loss)		184		
Minority interest		185	8,733	(936)
Net profit (retained earnings (loss) of the reporting year (lines160+170-180+184)		**19010**	(364,068)	67,906
FOR REFERENCE				
Constant tax assets		195		
Constant tax liabilities		196	377,125	217,390

Only for annual Financial Statements

Item	Note	Code lines	For reporting period	For similar period of the prior year
1	A	2	3	4
FOR REFERENCE.				
Basic Profit (loss) per share		201	0.0	0.00
Diluted Profit (loss) per share	3.22	202	0.0	0.00

BREAKDOWN OF SPECIFIC INCOME AND LOSS

Item	Note	Code lines	For the reporting year	For similar period of the prior year
1	A	2	3	4
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on their recovery				
profit		210	7,888	1,296
loss		211	9,850	4,401
Profit (loss) for the prior years profit		220	127,478	51,032
loss		221	10,658	127,985

Compensation of damages caused by defaulted obligations or improperly fulfilled obligations profit		230	-	-
loss		231	-	-
Exchange differences on foreign currency transactions profit		240	-	1
loss		241	5	30
Allocation to revaluation provisions loss		250	-	-
Written off past due accounts receivable and accounts payable with expired limitation period profit		260	10,671	31,290
loss		261	394,526	37,918

Chief Executive Officer S.N.Mikhailov
Chief Accountant A.N.Ryumova

as December 31, 2004

Breakdown of Form No.2 "Income Statement" according to internal standard of RAO UES of Russia

For dispatched products

Item		Code line	For reporting period	For similar period of the prior year
1		2	3	4
Interest payable		070	199,188	265,194
including:				
Interest on credits, loans		07003	165,180	229,185
Other Interest payable (interest on bills, bonds and so on)		07004	34,008	36,009
Other operating income	2.13	090	1,942,224	3,237,938
including:				
From sales of fixed assets, except apartments	2.5	09001	50,132	13,567
From sales of apartments		09002	4,971	45,675
From sales of inventories		09003	226,488	224,724
From exchange differences		09004	-	-
From sales of intangible assets		09005	-	-
From sales of securities		09006	1,546,369	2,630,264
From sales of other assets		09007	26,533	124,752
From joint venture		09009		
Other operating income		09010	87,731	198,956
			87,731	198,956
			-	-
			-	-
			-	-
			-	-
			-	-
Other operating expenses		100	2,426,598	3,379,041
including:				
From sales of fixed assets, except apartments	2.5	10001	38,731	30,156
From sales of apartments		10002	5,399	60,300
From sales of inventories		10003	220,224	219,110
From exchange differences		10004	-	-
From sales of intangible assets		10005	-	-
From sales of securities		10006	1,541,003	2,599,453
From sales of other assets		10007	26,527	123,750
Police tax		10011		663
Property tax		10012	344,671	101,024
Motor car resale tax		10013		5
Premises cleaning tax		10014		24,675
Advertising tax		10015	34	55
Additional payment to budget in respect of income tax		10016	-	-
Securities transaction tax		10026	200	
Fee for name "Russia"		10028	-	-
Other taxes		10017		15,272
Bank services		10018	14,766	17,722
Suspended facilities maintenance		10019	2,179	1,944
Canceled manufacturing orders		10020	-	-
Production costs without results		10021	2,092	-
Securities support expenses		10022		

Provision for doubtful accounts		**10024**	200,000	146,300
Provision for devaluation of investments		**10025**	-	-
Provision for reduction of inventory value		**10029**	-	-
Provision for liquidation		**10030**	-	-
Provision for other contingent liabilities		**10031**	-	-
Retirement of assets without income	2.5	10032	24,632	15,638
VAT for free transferred property		10033	4	3
Transfer of property to public property		10034	6,086	22,473
Other operating expenses		**10023**	**50**	**166**
			50	166
			-	-
			-	-
			-	-
			-	-
			-	-
Non-operating income, including :	2.13	**120**	**194,245**	**121,253**
Profit of 2003, revealed in the reporting period		12001	12,563	-
Profit of 2002, revealed in the reporting period		12002	214	11,372
Profit of 2001, revealed in the reporting period		12003	112,980	37,874
Profit till 01.01.2001, revealed in the reporting period		12004	1,721	1,786
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on their recovery		12005	7,888	1,296
Accounts payable of more than three years		12008	10,671	31,290
Exchange differences		12009		1
Property in excess based on inventory		12010	19,350	17,759
Free received assets, except fixed assets and intangible assets		12011	422	1,711
Income from free received fixed assets, determined according to the established procedure	2.5	12012	1,816	1,836
Amount differences		12013	77	96
Other non-operating income		**12014**	**26,543**	**16,232**
			26,543	16,232
			-	-
			-	-
			-	-
			-	-

			-	-
Non-operating expenses, including :		**130**	**1,609,930**	**856,985**
Loss of 2003 revealed in the reporting period		13001	6,714	-
Loss of 2002 revealed in the reporting period		13002	3,649	39,331
Loss of 2001 revealed in the reporting period		13003	239	21,161
Loss till 2001 revealed in the reporting period		13004	56	67,443
Fines and penalties recognized or in respect of which there are court (arbitration) *judgments on their recovery*		*13005*	*9,850*	*4,401*
State duties under agreements		13007	693	647
Liabilities of more than three years		13008	394,526	37,918
Exchange differences		13009	5	30
Legal costs		13010	563	182
Amount differences		13011	173	15
Theft, shortage		13021	79	5,379
Write-off of inventories in excess of rates of natural loss		13022	3	4
Execution costs		13024	-	-
Social support out of profit		13026	871	582
Payment for apartments of personnel		13027	1,192	2,200
Expenses for sports events		**13030**	869	1,304
Expenses for social activities		**13031**	2,924	5,830
Expenses for charity		**13032**	6,414	23,390
Other non-operating expenses		**13029**	**1,179,110**	**647,168**
			1,179,110	647,168
			-	-
			-	-
			-	-
			-	-
			-	-
Income tax and other similar obligatory payments		**150**	**222,266**	**526,659**
including:				
Income tax and other similar payments		15001	(32,411)	(142,973)
Income tax on the basis of transition period		**15005**	32,648	32,660
Constant tax liabilities		15006	377,125	217,390
Write-off of Deferred tax liabilities		15007	(86)	-
Write-off of Deferred tax assets		15008	456	-
Fines of Inspectorate of the Ministry of Taxation ,		**15010**	**(674)**	**31,369**
including:				
for income tax		15011	490	2,520
for VAT		15012	(2,113)	3,226
for property tax		15013	39	12
for other taxes		15014	910	25,611
Penalties of Inspectorate of the Ministry of Taxation		**15020**	**(26,832)**	**106,380**
including:				
for income tax		15021	2,965	2,914
for VAT		15022	(34,033)	68,873
for property tax		15023	354	1,587
for other taxes		15024	3,882	33,006
Penalties of State Tax Inspectorate restructured (recognized in the reporting period)		**15050**	**5**	**2**
including:				
for income tax		15051		-
for VAT		15052		-
for property tax		15053	5	-
for other taxes		15054		
Fines to state off-budget funds,		**15030**	**21**	**53**
including:				
Russian Federation pension fund		15031	8	36
Social security fund		15032	13	10
Obligatory medical insurance fund		15033	-	6
Employment fund		15034	-	1
Penalties to state off-budget funds,		**15040**	**633**	**2,187**
including:				
Russian Federation pension fund		15041	331	1,768
Social security fund		15042	208	143
Obligatory medical insurance fund		15043	94	235

Employment fund		15044	-	41
Penalties to state off-budget funds, restructured (recognized in the reporting period)		**15060**	**2,403**	**4,047**
including:				
Russian Federation pension fund		15061	3,327	3,771
Social security fund		15062		3
Obligatory medical insurance fund		15063		4
Employment fund		15064	(924)	269
Other obligatory payments		**15045**	**(131,022)**	**(10,402)**
Profit related to write-off of restructured tax penalties		15070		
			-	-
			-	-
Extraordinary income…	3.17	**170**	**9,361**	**4,871**
amounts of insurance compensation		17031	9,348	4,852
cost of inventory holdings after write-off due to		17032	13	19
other extraordinary income		17033	-	-
Extraordinary expenses…	3.17	**180**	**11,359**	**3,768**
cost of lost inventory holdings		18001	80	88
loss from write-off due to extraordinary circumstances		18002	5,223	3,680
other extraordinary expenses		18005	6,056	
			-	-
			-	-

Chief Executive Officer S.N.Mikhailov

Chief Accountant A.N.Ryumova

STATEMENT ON CHANGES IN EQUITY

for 2004

	CODES
Form No. 3 in OKUD	0710003
Date (year, month, day)	2004 12 31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF /OKFS	47/41
OKEI	384

Company ....OAO Kuzbassenergo.................................

Taxpayer identification number

Type of activity.........industry.......................................

Business form/form..

of ownership.............joint-stock ....

Unit: ....*RUB '000* ....

Address: Kemerovo, 30 Kuznetsky avenue **integrated statement**

I. Change in equity

Indicator item	Code	Authorized capital	Surplus capital	Capital reserves	Retained earnings (uncovered losses)	Total
1	2	3	4	5	6	7
Balance as of 31 December of the year preceding the prior year	010	606,164	19,926,297	17,222	240,525	20,790,208
2003 (prior year)						
Change in accounting principles	011	x	x	x		-
Revaluation of fixed assets	012	x	3,892,502	x	(284)	3,892,218
Change in accounting principles	013	x	(144,657)	206	169,575	25,124
Balance as of January 1 of the prior year	020	606,164	23,674,142	17,428	409,816	24,707,550
Exchange differences	023	x		x	x	-
Net profit	025	x	x	x	20,575	20,575
Dividends	026	x	x	x		

Allocations to capital reserves	030	x	x			
Increase in equity due to:	040	-	-		72,861	72,861
additional share issue	041		x	x	x	-
increased par value of shares	042		x	x	x	-
reorganization of the legal entity	043		x	x		-
other	044				72,861	72,861
						-
Reduction of equity due to:	050	-	(68,579)		(29,243)	(97,822)
reduced par value of shares	051		x	x	x	-
reduced number of shares	052		x	x	x	-
reorganization of the legal entity	053		x	x		-
other	054		(68,579)		(29,243)	(97,822)
Balance as of December 31 of the prior year	060	606,164	23,605,222	17,455	473,982	24,703,164
2004 (reporting year)						
Change in accounting principles	061	x	x	x		-
Revaluation of fixed assets	062	x	1,032,054	x	(288)	1,031,766
Change in accounting principles	063	x				
Balance as of January 1 of the reporting year	100	606,164	24,637,617	17,455	644,557	25,905,793
Exchange differences	103	x		x	x	-
Net profit	105	x	x	x	(364,068)	(364,068)
Dividends	106	x	x		(1,203)	(1,230)
Allocations to capital reserves	110	x	x	996	(996)	-
Increase in equity due to:	120	-	-	-	2,320,452	2,320,452
additional share issue	121		x	x	x	-
increased par value of shares	122		x	x	x	-
reorganization of the legal entity	123		x	x		-
other	124				2,320,452	2,320,452
Reduction of equity due to:	130	-	(2,320,468)		(1,228,222)	(3,548,690)
reduced par value of shares	131		x	x	x	-
reduced number of shares	132		x	x	x	-

reorganization of the legal entity	133		x	x		-
other	134		(2,320,468)		(1,228,222)	(3,548,690)
Balance as of December 31 of the reporting year	140	606,164	22,317,149	18,451	1,370,493	24,312,257

II. PROVISIONS

Indicator		Balance	Acquired	Used	Balance
item	Code				
1	2	3	4	5	6
Reserves and provisions arose in accordance with legislation:					
data of the prior year	150	17,222	233		17,455
data of the reporting year	151	17,455	996		18,451
Reserves and provisions arose in accordance with constituent documents:					
data of the prior year	152				-
data of the reporting year	153				-
Evaluation provisions:					
provision for doubtful accounts					
data of the prior year	160	189,752	146,300	(189,752)	146,300
data of the reporting year	161	146,300	200,000	(146,300)	200,000
provision for devaluation of investments					
data of the prior year	162				-
data of the reporting year	163				
provision for liabilities which arise due to recognition of liquidation					
data of the prior year	164				-
data of the reporting year	165				-
provision arose in respect of consequences of conditional operating factors					
data of the prior year	166				-
data of the reporting year	167				-
provision for reduction of inventory value					
data of the prior year	168				-

data of the reporting year	169				-
other data of the prior year	170				-
data of the reporting year	171				-
Provisions for future expenses: **provision for payment of remuneration at the end of the year** data of the prior year	180				-
data of the reporting year	181				-
provision for vocations (including allocations) data of the prior year	182				-
data of the reporting year	183				-
provision for annual remuneration for long service data of the prior year	184				-
data of the reporting year	185				-
provision for repair of fixed assets data of the prior year	186		1,703,368	(1,703,368)	-
data of the reporting year	187		1,287,648	(1,287,648)	-
other data of the prior year	188				-
data of the reporting year	189				-

References

Indicator item	Code	Balance at the beginning of the year		Balance at the end of the year	
1	2	3		4	
1) Net assets	200	25,969,340		24,578,854	
		From budget		From off-budget funds	
		for the reporting year	for the prior year	for the reporting year	for the prior year
		3	4	5	6
2) Received for operational expenses - total	210	-	-	-	-
including:					
for payments to Chernobyl cleanup veterans	211				
	212				
capital investments into noncurrent assets	220	-	-	-	-
including:					
	221				
	222				

Chief Executive Officer ______________ C.H. Mikhailov
(signature)

Chief Accountant ______________ A.H. Ryumova
(signature)

CASH FLOW STATEMENT

for 2004

with subsidiaries

	CODES
Form No.1 in OKUD	0710004
Date [year, month, day]	2004 12 31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF/OKFS	47\41
OKEI	384

Company **OAO Kuzbassenergo**

Taxpayer identification number

Type of activity industry

Business form \ form of ownership **joint-stock**

Unit RUB '000

Indicator item	code	For the reporting year	For the similar period of the prior year
1	2	3	4
Cash balance at the beginning of reporting year	010	83,958	188,060
Cash flows from operating activities			
- Cash from buyers, customers	020	20,812,462	19,406,118
- Currency proceeds	030	1,039	7,191
- Cash related to extraordinary circumstances	040	9,348	4,852
- Cash from accounts inside the company	045	28,273,340	25,907,440
- other income	050	824,455	291,975
Cash used for:			
- purchased goods, works, services and other current assets	150	(10,210,361)	(11,670,229)
- wages and salaries	160	(1,562,536)	(1,520,121)
- dividends and interest	170	(1,322)	(65)
- settlement of taxes and duties	180	(3,283,079)	(3,007,964)
- payments related to extraordinary circumstances	181	(3,140)	-
- payments inside the Company	182	(28,273,340)	(25,907,440)
- social payments	183	(116,769)	(87,964)
- other expenses (payments)	190	(4,838,118)	(2,466,377)
Net cash received from operating activity	200	1,631,979	957,416
Cash flows from investment activities			
Sale of fixed assets and other non-current assets	210	43,130	279,144
Sale of securities and other financial investments	220	610,692	379,530
Dividends received	230		
Interest received	240	380	45
Repayment of loans provided to other companies	250	2,200	600
Other proceeds	260	-	-
Acquisition of subsidiaries	280		
Acquisition of fixed assets, income bearing investments in tangible and intangible assets	290	(1,261,132)	(1,010,612)
Acquisition of securities and other financial investments	300	(679,069)	(616,301
Loans provided to other companies	310	(3,700)	(600)
Other expenses	320	-	-
Net cash from investment activities	340	(1,287,499)	(968,194)
Cash flows from financial activities			
Proceeds from issue of shares and other equity securities	350	-	-
Proceeds from loans provided to other companies	360	5,696,000	6,114,614
Proceeds related to target financing	370	-	-
Other income	380	-	-
Repayment of loans, credits (net of interest)	390	(5,580,000)	(5,971,614)
Settlement of financial lease liabilities	400	(5,412)	-
Other expenses	405	(166,299)	(236,324)
Net cash from financial activities	410	(55,711)	(93,324)

Net increase (decrease) of cash and cash equivalents	420	288,769	(104,102)
Cash balance at the end of reporting year	430	372,727	83,958
Effect of exchange differences	440	-	-

Breakdown of lines of Form No. 4 Cash Flow Statement
Integrated statement
for 12 months of 2004

No.	Item	Code	For the reporting year	For similar period of prior year
1	Proceeds within the Company	045	28,273,340.00	25,907,440.00
	1.1. from management.		11,478,969.00	11,043,352.00
	1.2. from branches		10,852,024.00	10,080,360.00
	1.3. from subsidiaries		5,942,347.00	4,783,728.00
	1.4. remittances of the current month		0.00	0.00
	1.5. remittances of the prior month		0.00	0.00
2	Other income (proceeds)	050	824,455.00	291,975.00
	2 1. proceeds for vouchers		267.00	778.00
	2.2.payment for apartments, kindergarten, hotels		1,740.00	2,094.00
	2.3. for service records, certificates, permits		21.00	14.00
	2.4.repayment of loans and credits by personnel		16,522.00	8,794.00
	2.5.repayment of accountable amounts, alimony, income tax, holiday pay		9,307.00	4,328.00
	2.6.lease		5,761.00	3,204.00
	2.7. social proceeds (from social security fund)		3,849.00	5,838.00
	2.8. services related to OAO "KЭ" bill issue		43.00	37.00
	2.9. refund of excess transferred amounts		22,998.00	216,807.00
	2. 10. bank interest on cash use		2,272.00	770.00
	2.11 insurance compensation under insurance agreements		262.00	34,646.00
	2.12. reparation of damages		255.00	433.00
	2.13.advances received		21,331.00	3,180.00
	2.14.penalties, fines received		7,074.00	70.00
	2.15. premium for preparation for heating season (City Administration)		0.00	98.00
	2.16. electric energy payment transit operations		365,537.00	2,226.00
	2.17.refund of excess paid taxes		11,766.0	2,279.00
	2.18. sale of currency		525.00	0.00
	2.19 other income (proceeds)		354,925.00	6,379.00
3	For payment of dividends, interest	170	1,322.00	65.00
	3.1 payments to founders		1,322.00	65.00
	3.2. interest on issued securities		0.00	0.00
	3.3. interest on received loans and credits for operations		0.00	0.00
4	Transfer from one account to another within the Company	182	28,273,340.00	25,907,440.00
	4.1. to management:		16,731,303.00	14,856,453.00
	4.2. to branches		11,485,266.00	10,959,741.00
	4.3. to subsidiaries		56,771.00	70,946.00
	4.4. acquired monetary bills for branches		0.00	20,300.00
5	Social payments	183	116,769.00	87,964.00
	5.1.material assistance for child birth		870.00	788.00
	5.2.material assistance for marriage registration		322.00	300.00
	5.3.material assistance for funerals		54751.00	4,966.00
	5.4. voluntary medical insurance of personnel		64,486.00	68,719.00
	5.5.redundancy pay		3,489.00	5,000.00
	5.6. one-time retirement dowries		1,652.00	435.00
	5.7.as agreed between the parties		18,037.00	1,909.00
	5.8.parental benefit for children up to 1 year		52.00	11.00
	5.9. parental benefit for children from 1.5 to 3 years		11.00	0.00
	5.10. sanatorium voucher		15,227.00	740.00
	5.11 New Year gifts for children		289.00	66.00
	5.12.medical services		1,144.00	0.00
	5.13.other types of social benefits		5,439.00	5,030.00
6	Other expenses (payments)	190	4,838,118.00	2,466,377.00
	6.1. Allocations to state off-budget funds		570,287.00	550,192.00
	6.2.purchase of currency		1,045.00	7,213.00
	6.3.loans to personnel		46,168.00	52,652.00
	6.4. payment of accountable amounts		64,599.00	72,262.00
	6.5 bank services payment		14,912.00	14,940.00
	6.6. charges from wages (alimony, credit)		39,377.00	39,294.00
	6.7.allocations to trade unions		11,812.00	7,988.00
	6.8.charity		6,045.00	19,213.00
	6.9. sponsorship		31,753.00	51,032.00
	6.10 flat incentive bonus		4,800.00	19,668.00
	6.11.payments to non-working pensioners		11,707.00	13,940.00
	6.12. payments under property insurance agreements		316543.00	84,357.00
	6.13.redemption of OAO "KЭ" bills		1,998,554.00	1,030,491.00
	6.14. funding of state supervision		19,971.00	18,460.00
	6.15.support of energy commissions		22,699.00	28,160.00
	6.16. liability insurance		2,675.00	5,571.00
	6.17.benefits out of social; security fund		7,581.00	9,549.00
	6.18.fines, penalties under agreements		340.00	630.00
	6.19. deposited wages. compensation		207.00	1,739.00
	6.20. energy saving fund		22,446.00	10,500.00

	6.21.transfer in transit		2,992.00	225.00
	6 22. social activities		1,004.00	1,238.00
	6.23. advances issued		1,463,896.00	404,409.00

	6.24. property transfer expenses		997.00	3,174.00
	6.25. recourse claims		285.00	249.00
	6.26.material damage		368.00	2,229.00
	6.27.gifts to the third parties		127.00	0.00
	6.28. payables amortization		0.00	0.00
	6.29.lease		22,941.00	2,038.00
	6.30 state duty		2,989.00	2,098.00
	6.31. payment for training (needed for operations)		10,296.00	70.00
	6.32.other payments of wages under writ of execution		10,613.00	233.00
	6.33.court economic examination		0.00	0.00
	6.34. transit operations related to energy payments		388,202.00	0.00
	6.35.funding of infant schools		0.00	2,609.00
	6.36.funding of cafeteria		1,953.00	3,132.00
	6.37.other expenses (payments)		22,934.00	6,822.00
7	Proceeds from sales of fixed assets and other current assets	210	43,130.00	279,144.00
	7.1 sale of land plots and natural resources		0.00	0.00
	7.2.sale of fixed assets		42,864.00	279,144.00
	7.3.sale of social and cultural facilities		35.00	0.00
	7 4 advances received		0.00	0.00
	7.5.other proceeds		231.00	0.00
8	Proceeds from sale of securities and other investments	220	610,692.00	379,530.00
	8.1.proceeds from sale of securities		603,050.00	379,520.00
	8.2. proceeds from sale of other investments		7,642.00	10.00
9	Acquisition of fixed assets, income-bearing investments and tangible assets	290	1,261,132.00	1,010,612.00
	9.1 acquisition of land plots and natural resources		83.00	4,177.00
	9.2.R&D capital investments		1,731.00	3,229.00
	9.3. expenses for state registration of real estate		9,935.00	0.00
	9.4.acquisition and creation of intangible assets		0.00	89.00
	9.5 costs of fixed assets construction		663,969.00	553,937.00
	9.6.acquisition of separate fixed assets		157,984.00	425,717.00
	9 7.advances granted		310,948.00	23,563.00
	9.8.other investments		116,482.00	0.00
10	Acquisition of securities and other investments	300	679,069.00	616,301.00
	10.1. acquisition of securities		611,303.00	616,301.00
	10.2 acquisition of other investments		67,766.00	0.00
11	Other expenses	320	0.00	0.00
	11.1. interest on received investment credits, loans		0.00	0.00
	11.2.other expenses		0.00	0.00



APPENDIX TO THE BALANCE SHEET

for 2004

	CODES
Form N5 in OKUD	0710005
Date [year, month, day]	2004\12\31
in OKPO	17230282
TIN	7705018828
in OKVED	74.15
OKOPF/OKFS	47\31
OKEI	384

Company

Taxpayer identification number

Type of activity

Business form\form of ownership

Unit RUB '000

integrated statement

Intangible assets

Indicator item	Code	Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	4	-	-	4
including:					
of patent holder for invention, production piece, utility model	011	-	-	-	0
of right holder software, databases	012	-	-	-	0
of owner for trade mark and service mark, appellation of origin	014	4	-	-	4
Organization expenses	020	103	-	-	103
Goodwill	030	-	-	-	-
Other	040	-	-	-	-
Total	045	107	-	-	107

Indicator		At the beginning of the reporting year	At the end of the reporting year

item	Code		
1	2	3	4
Amortization of intangible assets - total	050	1	6

Fixed assets

Indicator item	Code	Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
Buildings	110	8,922,083	365,789	(182,000)	9,105,872
Constructions and transfer mechanism	111	26,097,829	408,079	(81,583)	26,424,325
Machinery and equipment	112	33,954,329	701,236	(66,875)	34,588,690
Vehicles	113	376,760	25,246	(110,651)	291,355
Manufacturing and household equipment	114	86,299	18,958	(16,725)	88,532
Workstock	115	0	0	-	0
Productive livestock	116	0	0		0
Perennial planting	117	341	0		341
Other types of fixed assets	118	4,609	1,150	(1,400)	4,359
Land plots and natural resources	119	571,066	169	(1,875)	569,360
Capital investments for basic land improvement	120	0			0
Total	130	70,013,316	1,520,627	(461,109)	71,072,834

Indicator item	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
Fixed assets depreciation - total	140	45,072,116	46,512,782
including: buildings and constructions	141	18,798,166	21469,409
machinery, equipment, vehicles	142	26,235,973	25,003,586
other	143	37,977	39,787
Let on lease of fixed assets - total	150	823,598	588,671
including: buildings and constructions	151	444,872	354,113
machinery, equipment, vehicles	152	331,383	208,986
other	153	47,343	25,572
Laid up fixed assets	155	104,684	215,416

Rented fixed assets - total	160	150,058	145,496
including: buildings and constructions	161	111,427	52,343
machinery, equipment, vehicles	162	2,470	6,399
other	163	36,161	86,754
Fixed assets put into operation and being in the process of state registration	165	39,745	208,943

For reference.	Code	At the beginning of the reporting year	At the beginning of the prior year
	2	3	4
Revaluation of fixed assets:	170	1,031,766	3,892,218
initial (restoration) value	171	4,118,943	12,086,274
depreciation	172	3,087,177	8,194,056

	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Change of fixed assets value due to completion, re-equipment, reconstruction, partial liquidation	180	1,243,495	1,284,653

Income-bearing investments in tangible assets

Indicator		Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
item	Code				
1	2	3	4	5	6
Property for leasing	210	-	-	-	0
Property for rent	220	-	-	-	0
Other	230	13	-	-	13
Total	240	13	0	0	13

	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
Amortization of income-bearing investments in inventory	250	3	5

R&D

Types of works		Availability at the beginning of the reporting year	Acquired	Written off	Availability at the end of the reporting year
item	Code				
1	2	3	4	5	6
Total	310	3,117	10,808	(12,316)	1,609
including:					
development technical documentation	311	1,039		(1,039)	0
	312				
other	313	2,078	10,808	(11,277)	1,609

For reference.	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Total research and development Expenses in progress	320		

	Code	For the reporting year	For the similar period of the prior year
	2	3	4

Total unsuccessful research and development Expenses posted to non-operating expenses	330	6,914	5,706

Expenses for natural resources development

Indicator item	Code	Balance at the beginning of the reporting period	Acquired	Written off	Balance at the end of the reporting year
1	2	3	4	5	6
Expenses for natural resources development - total	410	0	0	0	0
including:					
	411	-	-	-	0
	412	-	-	-	0
	413	-	-	-	0

For reference.	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Expenses of natural resources development in progress	420	-	-
Expenses of unsuccessful natural resources development charged to non-operating expenses	430	-	-

Financial investments

Indicator		Long-term		Short-term	
item	Code	At the beginning of the reporting year	At the end of the reporting year	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4	5	6
Investments in share capital of other companies, including - total	510	184,523	181,129	0	0
including subsidiary and associated companies	511	155,390	155,296	-	0
State and municipal securities	515	-	-	-	-
Total securities of other companies - total	520	45,750	45,750	76,064	85,172
including debt securities (bonds, bills)	521	45,750	45,750	76,064	85,172
Loans granted	525	-	-	-	0
Deposits	530	-	-	-	0
Other	535	-	-	-	19,316
Total	540	230,273	231,962	76,064	104,488
Of the total financial investments carried at market value: investments in share capital of other companies - total	550	0	0	0	0
including subsidiary and associated companies	551	-	-	-	0
State and municipal securities	555	-	-	-	0
securities of other companies - total	560	0	0	0	0
including debt securities (bonds, bills)	561	-	-	-	0
Other	565	-	-	-	0
Total	570	0	0	0	0
For reference. Changes in financial investments carried at market value due to valuation adjustments	580				0

For debt securities - the difference between the historic cost and face value charged to financial result of the reporting year	590				0

Accounts receivable and accounts payable

Indicator: item	Code	Balance at the beginning of the reporting year	Balance at the end of the reporting year
1	2	3	4
Accounts receivable: short-term - total	610	2,945,366	1,932,219
including: receivables from buyers and customers	611	1,720,809	1,241,439
advances issued	612	299,478	196,251
other	613	925,079	494,529
long-term - total	620	1,277,822	1,193,816
including: receivables from buyers and customers	621	515,197	441,634
advances issued	622	713	713
other	623	761,912	751,469
Total	630	4,223,188	3,126,035
Accounts payable: short-term - total	640	5,557,915	4,442,030
including: payables to suppliers and contractors	641	1,229,993	607,134
advances received	642	124,954	297,405
tax settlements	643	676,807	443,526
credits	644	1,555,161	1671,535
loans	645	110,000	268,354
other	646	1,861,000	1,154,076
long-term - total	650	1,908,431	2,956,215
including: payables to suppliers and contractors	651	1,343,020	1,512,885
tax settlements	652	415,478	1,059,540
credits	653		
loans	654	3,000	
other	655	146,933	383,790
Total	660	7,466,346	7,398,245

Expenses on ordinary activities (by types of expenses)

Indicator: item	Code	For the reporting year	For the prior year

1	2	3	4
Materials	710	7,169,301	7,476,611
Wages and salaries	720	1,252,925	1,113,688
Social expenses	730	366,685	363,467
Depreciation	740	1,771,664	1,666,966
Other expenses	750	4,534,240	4,879,922
Total expenses by types	760	15,094,815	15,500,654
Changes in balances (increase [+], decrease [-]):			
work in progress	765	(1,532)	(991)
deferrals	766	(42,541)	(3,679)
provisions for future expenses	767	-	-

Collateral

Indicator		Balance at the beginning of the reporting year	Balance at the end of the reporting year
item	Code		
1	2	3	4
Received - total	810	240,032	183,951
including: bills	811	240,032	183,951
Pledged property	820	0	0
including: fixed assets	821		
securities and other financial investments	822		
other	823		
Issued - total	830	1,665,978	1,127,560
including: bills	831		160,802
Pledged property	840	1,665,978	966,758
including: fixed assets	841	64,142	
securities and other financial investments	842		
other	843	1,601,836	966,758

Government grants

Indicator		Reporting year		For the similar period of the prior year	
item	Code				
1	2	3		4	
budget funds received in the reporting year - total	910	0		0	
including:	911				
	912	-		-	
		At the beginning of the reporting year	received for the reporting year	returned for the reporting year	At the end of the reporting year
		3	4	5	6

Budget credits - total	920	0	0	0	0
including:	921	-	-	-	-
	922	-	-	-	-



KUZBASS OPEN JOINT-STOCK POWER AND ELECTRIFICATION COMPANY (OAO KUZBASSENERGO)

Explanatory notes to 2004 Financial Statements

Kemerovo 2005

TABLE OF CONTENTS

1. General Information

Kuzbass open joint-stock power and electrification company (OAO Kuzbassenergo) is involved into:

- generation of electric power and heat energy;
- transmission of electric power and heat energy;
- supply (sales) of electric power and heat energy at the established tariffs in accordance with the operations schedules of electric and heat demands.

renders services:

- sales of electric power to electricity distribution companies;
- communication facilities including telecommunications;

performs:

- capital repairs;
- technical re-equipment;
- reconstruction and development of regional power system;
- assembly, adjustment and repair of energy facilities, electric and heat energy equipment;
- assurance of electric and heat networks operability;
- operation, assembly, repair of boilers and containers under pressure, steam and hot water pipes;
- assurance of energy equipment operability in accordance with the current standard requirements;
- timely and effective repair of energy equipment;
- re-equipment and reconstruction of energetic facilities;
- assurance of electric and heat networks operability;
- operation of electric and heat networks.

OAO Kuzbassenergo includes 13 subsidiaries, it has no controlled companies.

OAO Kuzbassenergo was established on the basis of the Resolution of the State Property Committee of Kemerovo oblast of 21.09.93 No. 330 and Resolution of the Kemerovo Administration of 30.12.93 No. 345 on reorganizing the state entity "Production Association for Power and Electrification Kuzbassenergo" into Kuzbass open joint-stock power and electrification company.

OAO Kuzbassenergo was registered on 30.12.1993 at the address: 650099, Kemerovo, 30, Kuznetsky avenue.

OAO Kuzbassenergo has a representative office in Moscow which is not a legal entity acting under the Regulations approved by the Board of Directors of the Company.

The Company also has the following branches:

Tom-Usinsk State District Power Station block;
Yedovsk State District Power Station;
South Kuzbass State District Power Station;
Kemerovo State District Power Station;
Western-Siberian Heat Power Station;
Kuznetsk Heat Power Station;
Novo-Kemerovskaya Heat Power Station;
Kemerovo Heat Power Station;

Severnye Electricheskie Seti (Northern Electric Networks);
Vostochnye Electricheskie Seti (Eastern Electric Networks);
Tsentralnye Electricheskie Seti (Central Electric Networks);
Yuzhnye Electricheskie Seti (Southern Electric Networks);
Heat Network Directorate; Magistralnye Electricheskie Seti (Main Electric Networks);
Energosbyt;
Directorate of Petrovsk Heat Power Station;
Kuzbassenergosvyaz;

As of December 31, 2004 13,268 employees work in OAO Kuzbassenergo (as of 31.12.2003 – 16,334 employees).

The shares of OAO Kuzbassenergo are listed on the Russian Trading System and Moscow Interbank Currency Exchange.

The Board of Directors of OAO Kuzbassenergo includes:

12. Vagner Andrey Alexandrovich - Chairman of the Board of Directors, OAO RAO UES of Russia, Deputy managing director of Business-unit No.2;
13. Bolshakov Andrey Nikolaevich - member of the Board of Directors, Moscow City Bar, lawyer;
14. Kozhura Ruslan Vyacheslavovich - member of the Board of Directors, Moscow City Bar, lawyer;
15. Mazikin Valentine Petrovich - member of the Board of Directors, Kemerovo Region Administration, First Deputy Governor of Kemerovo region;
16. Negomedzyanov Alexander Alexandrovich - member of the Board of Directors, OAO RAO UES of Russia, head of Subscription Fee Department;
17. Nikiforov Nikita Viktorovich - member of the Board of Directors, Fund Institute of Professional Directors, Moscow, legal adviser;
18. Novikov Nikolai Valentinovich - member of the Board of Directors, Fund Institute of Professional Directors, Moscow, adviser;
19. Parhomuk Olga Viktorovna - member of the Board of Directors, Fund Institute of Professional Directors, Moscow, adviser;
20. Platonov Vladimir Yurjevich - member of the Board of Directors, OAO RAO UES of Russia, member of the Board of OAO RAO UES of Russia;
21. Khromov Sergei Leonidovich - member of the Board of Directors, branch OAO Sibirean Coal Energy Company, Lenbnsk-Kuznetsk, deputy general director for sales;
22. Shumilov Alexander Alexandrovich – deputy Chairman of the Board of Directors, ZAO MDM Group (OAO SUEK), deputy Director of the Strategy Department.

The Management Board of OAO Kuzbassenergo includes:

8. Mikhailov Sergey Nikolaevich - Chairman of the Board, General Director;
9. Grebennikov Alexey Antonovich - member of the Board, first Deputy General Director for general issues;
10. Ivanov Boris Ivanovich - member of the Board, deputy general director for fuel supply;
11. Erofeev Alexander Kupriyanovich - member of the Board, deputy general director for corporate governance;
12. Lavrov Alexander Mikhailovich - member of the Board, deputy general director for economy and finance;
13. Petrov Leonid Prohorovich - member of the Board, deputy general director for energy sales – Director of the branch Energosbyt;
14. Gretsynger Jury Aleksandrovich - member of the Board, deputy general director for production - Technical Director.

Auditing Committee of OAO Kuzbassenergo includes:

5. Kleshnina Natalia Viktorovna - member of the Auditing Committee, OAO RAO UES of Russia, leading expert of Internal Audit Department of the Corporate Center;
6. Gadzhiev Ilya Ibragimovich - member of the Auditing Committee, OAO RAO UES of Russia, head of Shareholders Interaction and Securities Department of Business Unit No.1;
7. Dolgopol Olga Semenovna - member of the Auditing Committee, OAO RAO UES of Russia, head of the division of the Financial Audit Department of the Corporate Center;
8. Mikhno Irina Vasilyevna - member of the Auditing Committee, OAO RAO UES of Russia, leading expert of Internal Audit Department;
9. Sanzharevsky Vsevolod Vsevolodovich - member of the Auditing Committee, OAO Kuzbassenergo, head of Control and Analysis Department.

2. Accounting Principles

2.1. Basis of Preparation

Accounting and preparation of the Financial Statements in OAO Kuzbassenergo is carried out according to the standards specified by the Federal Law of 21.11.1996 No. 129-FZ "On accounting" (as subsequently amended and revised), Chart of Accounts for companies' operations and Rules of its application approved by the Order of the Ministry of Finance of the Russian Federation of 31.10.2000 No. 94n, Accounting Regulations, Accounting Regulations "Financial Statements of Entities" (Accounting Rules 4/99) approved by the Order of the Ministry of Finance of the Russian Federation of 06.07.1999 No. 43n, the Order of the Ministry of Finance of the Russian Federation of 22.06.2003. No. 67n "On forms of the Financial Statements of Entities" and other standard acts of the Russian Federation regulating accounting and preparation of the Financial Statements, and the Order of OAO Kuzbassenergo of 30.12.2003 No.712 "On accounting and taxation policy of OAO Kuzbassenergo for 2004".

2.2. Assets and Liabilities in Foreign Currencies

In accounting of business transactions in foreign currencies the official rate of the ruble valid at the date of transaction was applied. Monetary assets and liabilities denominated in foreign currency are represented in the Financial Statements as amounts calculated based on official ruble rate valid as of December 31, 2004 and amounted RUB 27.75 per USD 1.

Exchange differences that arose during the year in respect of the transactions with assets and liabilities as well as during their recalculation as of December 31, 2004 are attributed to the financial result and represented in non-operating income and costs.

2.3. Short-term and Long-term Assets and Liabilities

In the statements assets and liabilities with maturity of up to 12 months from the reported date are attributed to short-term liabilities. All other assets and liabilities are presented in the statements as long-term.

2.4. Intangible Assets

Intangible assets include the exclusive rights of the Company for the trade mark.

Amortization of intangible assets is calculated using straight-line method based on the following term of the useful life:

- Rights for the trade mark   10 years
- Organization expenses   20 years

In the statements intangible assets are stated at cost less Amortization accumulated for the time in use.

2.5. Fixed Assets

Fixed assets include land plots, buildings, machinery, equipment, vehicles and other respective objects with useful life of more than 12 months.

Fixed assets are stated at actual cost of acquisition and construction.

As of January 1, 2004 the Company revaluated fixed assets based on the market prices with fixed assets revaluation by means of straight revaluated cost by independent appraisers.

Increase (reduction) of cost of the objects and accumulated depreciation is attributed to increase (reduction) of surplus capital and to increase (reduction) of retained earnings (uncovered loss).

Amortization of fixed assets is calculated by straight-line method:

- for fixed assets objects accounted until 01.01.2002 – according to the standards approved by the resolution of the USSR Government of 22.10.1990 No.1072;
- for fixed assets objects accounted from 01.01.2002 Amortization is calculated according to the resolution of the Government of the Russian federation of 01.01.2002 No.1 "On classification of fixed assets included into amortization groups".

As of January 1, 2004 book value of fixed assets for OAO Kuzbassenergo amounted to 70,013,316 thousand rubles.

During the year book value of fixed assets increased by 1.5% and amounted to 71,072,834 thousand rubles, including:

a) increase by 1,520,627 thousand rubles due to:

- start-up of fixed assets (final stage manufacturing of fixed assets, reconstruction, technical re-equipment, equipment without assembly) 1,497,851 thousand rubles.

freely acquired fixed assets, return after leasing, buy-out of land plots 7,976 thousand rubles.

- start-up of fixed assets up to 10,000 thousand rubles 14,800 thousand rubles.

б)decreased by 461,109 thousand rubles due to:

liquidation 165,358 thousand rubles.

sale, free transfer, other disposal (shortage during inventory) of current assets 276,281 thousand rubles.

write-off into production of fixed assets with cost up to 10,000 rubles (including technical literature) 19,470 thousand rubles.

Amortization was not calculated for housing.

Income and expenses of disposal of fixed assets (sale, write-off in the case of functional and physical depreciation) are represented in the Income Statement as operational income and expenses.

Expenses of disposal of fixed assets in the case of free transfer (underdepreciated part) are represented in the Income Statement as non-operating expenses.

2.6. Investments into Shares

Investments into shares amounted to 25,779 thousand rubles at actual cost of acquisition. Provision for loss of securities value was not created.

Income and expenses of disposal of disposal retirement of investments into shares are represented in the Income Statement as operational income and expenses.

Investments into Third Party Companies

RUB '000

No.	Name of the Company	Contribution to authorized capital as of January 1, 2004.	Contribution to authorized capital as of December 31, 2004
	Other companies		
1	AO Primula	10	10
2	Joint-Stock Commercial Bank Kuzbassugolbank	589	589
3	OAO Moscow DTsE Tushino	-	-
4	TOO Yugo-Zapad	4	4
5	ZAO Bagran	4	4
6	OAO Vodocanal	7,150	7,150
7	OAO Priminvest	18,026	18,026
8	OOO Magazine of Fuel and Energy complex and Kuzbass resources	50	50
9	OOO Kuzbassenergotrans	3,300	
	Total:	29,133	25,833

2.7. Debt Instruments

Bills of the third persons to the amount of 3,216,111 thousand rubles were purchased during the year. The difference between acquisition cost and face value of securities is included as far as related income is charged to Other income and costs until the maturity.

2.8. Inventories

Inventories are evaluated at actual cost of acquisition.

In 2004 as in 2003 inventories after their start-up or other disposal were evaluated at average cost.

2.9. Work in Progress

At the beginning of the reporting year work in progress to the amount of 425 thousand rubles was evaluated at actual cost. Such expenses arose during repairs while manufacturing of components and units.
At the end of the reporting year there was no work in progress left.

2.10. Deferrals

Expenses incurred by the Company in the reporting year but attributed to the next reporting years are represented as deferrals. Such expenses of the Company are:

7. Rent transferred under agreement for the next periods;
8. Expenses for subscription editions paid in advance for the year, half a year are recognized as expenses of each reporting month at the rate of 1/6, 1/12 of the total amount;
9. Cost of software under the sales contracts;
10. Expenses related to payment for training under agreements with the educational institutions;
11. Voluntary insurance payment;
12. Amounts of the impending personnel vocation payments are included partially into cost of each reporting month of the calendar year.

2.11. Trade Receivables

Trade receivables are determined based on the prices and rates set in the agreements between the Company and buyers considering all discounts (extra charges).

2.12. Provisions for Future Expenses

For the purpose of straight-line inclusion into operating costs of expenses related to all Company's industrial fixed assets repair works for the current reporting year the provision for repair works was created to the amount of estimated expenses of annual repair cost standard with monthly inclusion into production costs at the rate of 1/12 of annual estimate for calculation of expenditures.

In 2004 the provision for the Company's repair works was 1,287,648 thousand rubles.
At the end of the year the provision for repair works is adjusted:
excess amounts for the fixed assets repairs (according to inventory results) are reversed;
in the case of funds deficiency for repair provision additional amounts are charged to the debit of production cost account and credit of account 96 "Provisions for future expenses", control account "Provision for industrial fixed assets repairs (including leased)".

In 2004 the provision for doubtful accounts was created. The amount of the provision was determined separately for each doubtful account depending on the financial condition of debtor and assessment of probable partial or full repayment of debts.

Unused amounts of provision for doubtful accounts created in 2003 were credited to the income of the reporting year to account 91 "Other income and costs" as other operational income in correspondence with account 63 "Provisions for doubtful accounts".

2.13. Revenue Recognition

Proceeds from sales of products and rendering of services recognized for the accounting purposes as the products are shipped to buyers and settlement documents are delivered to them are represented in the Income Statement less VAT, discounts granted to buyers and other similar obligatory payments.

Proceeds from sales of products and rendering of services were recognized for taxation purposes on the accrual basis.

Income of the Company on ordinary activities is as follows:

- proceeds from sales of the electric energy;
- proceeds from surplus payment to the rate for reactive power compensation;
- proceeds from retention of condensate;
- proceeds from makeup and chemically cleaned water;
- energy transfer services;
- proceeds from sales of goods;
- proceeds from performed works (services) to third parties;
- proceeds from sales of subsidiary plot products;
- proceeds from sales of medical services to third parties;
- proceeds from sales of public catering services;
- proceeds from sales of other non-industrial goods, products, services (rent, payment for kindergarten, for after-work sanatorium recreation, holiday camp, pioneer camps);
- proceeds from property lease.

Income on ordinary operations is determined as the difference between the proceeds from sales of products of products at current prices and approved by the Tariff Regional Energy Committee free of VAT and production costs.

Operating income of the Company is:

income to the amounts due under interest agreements for using by the credit institution of the funds at the account of entity in such credit institution are represented as Interest receivable (line 060 Form No.2) and totally for the Company amounted to 2,668 thousand rubles;

income on disposal of fixed assets (sale, write-off in the case of moral and physical depreciation and other assets (securities, inventory);

- other operating income according to paragraph 7 Accounting Rules 9/99.

Non-operating income of the Company is:

fines, penalties for breach of contract;

for excess of electric energy power limit;

- for excess of contractual electric energy consumption volume;

for excess of contractual maximum hourly heat energy loads;

- assets acquired free of charge, including deed over;
- income for the prior years revealed in the reporting year;

payables and depositor liabilities with expired period of limitation;

exchange differences and other non-operating income under paragraph 8 of Accounting Rules 9/99.

Extraordinary income is as follows:

- proceeds resulted from business extraordinary circumstances;

insurance compensation;

cost of stocks of materials and capital equipment after write-off of non-restorable and unqualified assets;

other extraordinary income under paragraph 9 of Accounting Rules 9/99.

In the Income Statement for dispatched products the minority share amounted to 8,733 thousand rubles, including:

- income of OAO Prokopyevskenergo – 8,659 thousand rubles.
- loss of Investment and Industrial Association Vodokanal - (72) thousand rubles
- income of OOO Bill of Exchange Center - 146 thousand rubles.

2.14. Surplus Capital

Surplus capital arose due to accretion to fixed assets value after revaluation.

2.15. Change in Accounting Principles

In comparison to 2003 the Company's accounting principles of 2004 were changed:

- methodological procedure for representing of financial investments and operations related to payment of non-cash contributions to authorized capital, including fixed assets was determined. At the account 58 "Financial investments" residual value of transferred objects is presented. Retirement of fixed assets contributed to share capital at the rate of their residual value is debited at the settlement account and credited at the fixed assets account;
- procedure for write-off of construction-in-progress facilities revaluated earlier where the construction was terminated and would not be renewed due to lack of financing was determined. Revaluation value for such facilities is transferred from debit of account 83 "Surplus capital" to credit of account 84 "Retained earnings (uncovered losses)". Retirement of the construction-in-progress facility is accounted as credit record of account 08 "Investments into noncurrent assets" and as debit record of account 91 "Other income and costs" at actual incurred expenses;

- explanations for operations related to acceptance, delivery and storage of ethyl alcohol are given. Acceptance, delivery and storage procedure of ethyl alcohol shall correspond to Regulation on acceptance, delivery, transportation and accounting of ethyl alcohol (approved by the USSR Ministry of Food Industry of 25.09.1985);
- procedure for assignment of costs on reconstructed (modernized) fixed assets in the value of up to 10 thousand rubles is specified. If after reconstruction (modernization) the new value of fixed asset is be less than 10 thousand rubles, expenses for reconstruction (modernization) are included into expenses, if more than 10 thousand rubles, reconstructed (modernized) fixed assets are included into depreciated property and depreciated according to standard procedure.

2.16. *Comparative data*

Comparative data in the 2004 statements arose due to adjustment of the data in 2003 final statements in order to match with changes in 2004 statements.

In initial Balance for 2004 the results of fixed assets revaluation are presented. Currency of the Balance Sheet changed by 918,650 thousand rubles.

Changes were due to:

- revaluation of fixed assets to the amount of 951,837 thousand rubles;
- write up of fixed assets for contributions into authorized capitals of new subsidiaries to the amount of 79,929 thousand rubles;
- retirement of (-) subsidiaries OAO Bill of Exchange Center to the amount of 113,116 thousand rubles.

In 2004 the following branches of OAO Kuzbassenergo were liquidated:

Repair Company Kuzbassenergoremont, Kuzbassshabkomplekt, Militarized Guard Detachment, Health Center Energetik, Moto Transport Enterprise.

Disclosure of the Material Indicators in the Statements

Assessment of the Balance Sheet Structure

In 2004 currency of Balance Sheet OAO Kuzbassenergo decreased by 1,145,386 thousand rubles to the level of 32,668,743 thousand rubles.

The total volume of the noncurrent assets decreased by 88,416 thousand rubles and at the end of the reporting year amounted to 27,020,222 thousand rubles.

The changes of noncurrent assets resulted from the following:

- reduction of the residual value of fixed assets by 381,148 thousand rubles or 1,5 %;
- increase of construction-in-progress volume by 185,710 thousand rubles or 12 %;
- increase of deferred tax assets represented in the Balance by 105,340 thousand rubles or 25%.

As of December 31, 2004 current assets amounted to 5,648,521 thousand rubles. Reduction in comparison to the indicators of the beginning of the year by 1,056,970 thousand rubles or 16 % is primarily conditional on reduction of short-term receivables by 1,013,147 thousand rubles or 34%.

In reporting year surplus capital of OAO Kuzbassenergo reduced by 2,320,468 thousand rubles or by 9.4 %. Such change resulted from transfer of "Accrual of property" (used source from Production Development Fund created earlier) from surplus capital to retained earnings for the prior years as of December 31, 2004, as well as from write-off of fixed assets write up amounts upon their retirement.

In the reporting year the Company incurred net loss of 364,068 thousand rubles. Besides as of December 31, 2004 previous restructured liabilities related to fines and penalties to budget and off-budget funds were restored in the books of the Company due to retained earnings for the prior years. As a result the own sources for OAO Kuzbassenergo assets formation in 2004 reduced by 1,593,536 thousand rubles or 6.2%.

At the end of 2004 long-term liabilities of OAO Kuzbassenergo to the amount of 3,620,847 thousand rubles are presented as other long-term liabilities – 2,956,215 thousand rubles due within more than 12 months (trade liabilities under voluntary arrangement – 1,512,885 thousand rubles, restructured payables to budget and off-budget funds— 1 443 330 thousand rubles), and deferred tax liabilities – 664,632 thousand rubles.

In the reporting year short-term liabilities of OAO Kuzbassenergo decreased by 912,835 thousand rubles and amounted to 4,708,768 thousand rubles. At that short-term accounts payable decreased by 1,390,613 thousand rubles or 36%, credits and loans increased by 274,728 thousand rubles or 16%, deferred income increased by 203,050 thousand rubles.



Analysis of Financial Stability Ratios of OAO Kuzbassenergo

Indicators	Legend	as of January 1, 2004.	as of December 31, 2004	Standards
Equity (III section of Balance Sheet), RUB '000	СИ	25,923,781	24,339,128	
Capital reserves (line 120 of Balance Sheet), RUB '000	ОС	24,941,200	24,560,052	
Currency of Balance Sheet (line 300 of Balance Sheet), RUB '000	ВБ	33,814,129	32,668,743	
Raised funds (amounts of IV and V sections of Balance Sheet), RUB '000	ПС	7,890,348	8,329,615	
Noncurrent assets (I section of Balance Sheet), RUB '000	ВА	27,108,638	27,020,222	
Current assets (less line 216), RUB '000	ОА	6,607,690	5,593,261	
Total inventory (line 210 of Balance Sheet-line 216), RUB '000	З	1,254,956	1,266,199	
Funding ratio	Кф=СИ/ПС	3.29	2.92	>1
Investment ratio	Ки=СИ/fixed assets	1.04	0.99	>1
Property (autonomy) ratio	Кс=СИ/ВБ	0.77	0.75	>0.6
Borrowed assets ratio	Кзс=ПС/ВБ	0.23	0.25	<0.4
Debt ratio	Кд=ПС/СИ	0.30	0.34	<1
Current assets availability ratio	Косс=(СИ-ВА)/ОА	-0.18	-0.48	>0.1
Own stock of material availability ratio	Комз=(СИ-ВА)/З	-0.94	-2.12	0.6-0.8
Equity flexibility ratio	Км=(СИ-ВА)/СИ	-0.05	-0.11	0.5

Absolute Indicators of Financial Stability

Indicators	Legend	as of January 1, 2004.	as of December 31, 2004
Own current assets availability, RUB '000	СОС=СИ-ВА	-1,184,857	-2,681,094
Long-term liabilities (IV section of Balance Sheet), RUB '000	дп	2,268,745	3,620,847
Availability of own and long-term borrowed current assets sources for expenses and stock formation, RUB '000	сд=сос+дп	1,083,888	939,753
Short-term borrowed current assets (line 610 of Balance Sheet), RUB '000	кзс	1,665,161	1,939,889
Total amount of basic sources of expenses and stock formation	ои=сд+кзс	2,749,049	2,879,642
Excess (+), deficiency (-) of own current assets, RUB '000	^сос=сос-з	-2,439,813	-3,947,293
Excess (+), deficiency (-) of own and long-term borrowed current assets sources for expenses and stock formation, RUB '000	^сд=сд-з	-171,068	-326,446
Excess (+), deficiency (-) of total amount of basic sources of expenses and stock formation, RUB '000	^ОИ=ОИ-З	1,494,093	1,613,443
Ternary indicator S	{^СОС^СД^ОИ}	{0;0;1}	{0;0;1}

Assessment of Performance Financial Indicators

Performance indicators of OAO Kuzbassenergo and their evaluation are presented in the table.

Performance Indicators of OAO Kuzbassenergo (based on analytical Balance Sheet data)

Indicator	January 1, 2004	December 31, 2004	Change	standard
Current liquidity ratio	0.96	0.99	0.03	*1.0-2.0*
Characterizes the payment possibilities of the Company with full mobilization of current assets (sale of all stock, full settlements of receivables with maturity of up to one year). Analysis of liquidity ratios shows that the Company is normal solvency. Current liquidity ratio as of December 31, 2004 was 0.99, i.e., after mobilization of all current assets, the Company could pay off 99% of its short-term liabilities.				
Prompt liquidity ratio	0.56	0.54	-0.02	*0.8-1.0*
Characterizes the payment possibilities of the Company for timely settlements of receivables. Analysis of prompt liquidity ratio shows that as of December 31, 2004 OAO Kuzbassenergo could pay off 54 % of its short-term liabilities, provided 100% liquidity of short-term receivables (with maturity up to one year).				
Absolute liquidity ratio	0.03	0.11	0.08	*0.2-0.7*
Shows the part of short-term liabilities that the Company could pay off at the earliest possible date (settlement using most liquid assets: cash and bills), i.e. as of December 31, 2004 only 11% of its short-term liabilities could be paid off at the earliest possible date.				
Investment ratio	1.04	0.99	-0.05	*>1*
Investment ratio shows the share of own funds provided for formation of the capital reserves (Fixed assets). The indicator shows that the capital reserves are formed due to the own sources by 99%.				
Funding ratio	3.29	2.92	-0.37	*>1*
This indicator characterizes the financial autonomy of the Company and presents the share of own funds for 1 ruble of borrowed funds. The funding indicator equal to 2.92 as of December 31, 2004 shows that there are 2.92 rubles of owned funds for each 1 ruble of borrowed funds.				
Debt ratio	0.30	0.34	0.04	<1
This indicator characterizes the financial autonomy of the Company and presents the share of borrowed funds for 1 ruble of own funds, i.e. as of December 31, 2004 there are 0.34 rubles of borrowed funds for each 1 ruble of own funds.				
Property (autonomy) ratio	0.77	0.75	-0.02	*>0.6*
This indicator determines the share of the property arose due to own funds (authorized, surplus capital, retained earnings and so on). If such indicator is more than 50%, the risk of creditors is minimal, that is, after selling of the half of the property arose due to own funds, the Company is able to pay off its debt instruments, even if the second half where borrowed funds are invested, is somehow devaluated. At the end of the reporting year the indicator was 75% and it is still higher than standard value.				

Indicator	January 1, 2004	December 31, 2004	Change	standard
Borrowed assets ratio	0.23	0.25	0.02	<0.4
This indicator shows the share of property arose due to borrowed funds (credits and loans, accounts payable and so on). The indicator is within the limits of recommended standard.				
Current assets availability ratio	-0.18	-0.48	-0.30	>0.1
Negative value of such indicator evidence the lack of own current assets.				

On the basis of the received results of Balance Sheet structure at liquidity analysis, financial stability analysis of the Company for 2004 the following conclusions are made:

- Liquidity ratios excluding prompt liquidity indicator have positive dynamics and low level.
- Financial stability ratios have negative dynamics, but are still within standard values.
  - As before the own sources prevail in property sources structure.
- Deterioration of solvency resulted from underfunding of energy system by the rate base. Lack of cash is compensated by borrowed funds – expansion of credit portfolio.

3.1. Fixed Assets (line 120 of the Balance Sheet)

OAO Kuzbassenergo fixed assets attribute is characterized by the indicators shown in the table "History of fixed assets of OAO Kuzbassenergo in 2004". The data given in the table show that in 2004 the share of active part of fixed assets increased 1.015 times and at the end of the year was 49.2%. Fixed assets are highly worn (65.4%) and require replacement.

History of Fixed Assets of OAO Kuzbassenergo in 2004

Item	Balance as of January 1, 2004.	Acquired (put into operation)	Retired	Balance as of December 31, 2004	In % to total
Initial cost of fixed assets, RUB '000	70,013,316	1,520,627	461,109	71,072,834	101.5
including:					
Active part, RUB '000	34,417,388	745,440	194,251	34,968,577	101.6
Residual value of fixed assets, RUB '000	24,941,200			24,560,052	98.5
Active part of fixed assets, %	49.1			49.2	

Fitness factor, %		35.6				34.6	
Wear factor, %		64.4				65.4	
Restitution factor,%						2.1	
Retirement factor,%						0.7	

As of January 1, 2004 OAO Kuzbassenergo has fixed assets at full replacement value to the amount of 70,013,316 thousand rubles.

In 2004 fixed assets were acquired to the amount of 1,520,627 thousand rubles, including by types:

- Buildings 365,789 thousand rubles.
- Constructions 408,079 thousand rubles.
- Machinery and equipment 701,236 thousand rubles.
- Vehicles 25,246 thousand rubles.
- Other 20,277 thousand rubles.

New fixed assets were put into operation to the amount of 1,215,069 thousand rubles. In the reporting year retired fixed assets amounted to 461,109 thousand rubles, including liquidated objects, unsuitable for further operation to the amount of 165,358 thousand rubles, sold – to the amount of 77,653 thousand rubles, free of charge passed to authorities and other companies – to the amount of 9,802 thousand rubles (social objects, housing).

As of December 31, 2004 balance of fixed assets of OAO Kuzbassenergo was 24,560,052 thousand rubles, including basic production assets – 23,352,650 thousand rubles, (section 14 "Capital assets" of Technical and economy and production indicators statement) including by types:

- Buildings 5,253,742 thousand rubles.
- Constructions 8,455,782 thousand rubles.
- Machinery and equipment 9,532,502 thousand rubles.
- Vehicles 69,236 thousand rubles.
- Other 41,388 thousand rubles.

Depreciation of the fixed assets as of December 31, 2004 was 46,512,782 thousand rubles, including:

- Buildings 3,589,114 thousand rubles.
- Constructions 17,880,295 thousand rubles.
- Machinery and equipment 24,879,913 thousand rubles.
- Vehicles 123,673 thousand rubles.
- Other 39,787 thousand rubles.

3.2. Construction in Progress (line 130 of the Balance Sheet)

The Company is building and reconstructing OAO Kuzbassenergo objects. As of beginning of 2004 the expenses for construction in progress amounted to 1,514,289 thousand rubles.

At the end of 2004 the expenses for construction in progress amounted to 1,699,999 thousand rubles.

Explanation of considerable objects under construction:

- coal intake with installation of 2 car dumpers at Tom-Usinsk State District Power Station to the amount of 134,452 thousand rubles;
- starting boiler complex of No. 16 IX turn of Kemerovo State District Power Station extension – 357,551 thousand rubles;
- reconstruction of external hydraulic ash handling facility at South Kuzbass State District Power Station – 107,332 thousand rubles;
  - cooling pond at Western-Siberian Heat Power Station – 118,732 thousand rubles;
  - reconstruction of ash-disposal area at Tom-Usinsk State District Power Station – 48,246 thousand rubles.

3.3. Long-term Financial Investments (line 140 of the Balance Sheet)

Long-term financial investments of OAO Kuzbassenergo in the integrated balance at the end of the reporting year include:

- *investments into subsidiaries:* OAO Supervolokno - 240 thousand rubles, OAO Kuzbasshydroenergostroi - 118 619 thousand rubles, OAO Andreevskoye - 36 437 thousand rubles;
- investments into other companies: Joint-Stock Commercial Bank Kuzbassugolbank — 589 thousand rubles., ZAO Bagran - 4 thousand rubles., OAO Investment Company Primula - 10 thousand rubles., OOO Magazine of Fuel and Energy complex and Kuzbass resources - 50 thousand rubles., TOO Yugo-Zapad - 4 thousand rubles, OAO Priminvest - 18026 thousand rubles, OAO Vodocanal - 7 150 thousand rubles;
- other long-term financial investments: bills with maturity more than 1 year - 50 833 thousand rubles.

In 2004 long-term financial investments increased by 1,689.

Efficiency of investments

Investment in subsidiary and associate OAO Kuzbassgidroenergostroy <u>is not efficient</u>. For the whole period of ownership since 1997 of 100% shares dividends have not been set. At present the proceedings in bankruptcy are initiated against subsidiary and associate (resolution of the Kemerovo region Court of Arbitration of 01.03.2004, case No. A27-8466/2002-4).

Investment in subsidiary and associate OAO Andreevskoye <u>is not efficient</u>. For the whole period of ownership since 1997 of 100% shares dividends have not been set. At present the proceedings in bankruptcy are initiated against subsidiary and associate (resolution of the Kemerovo region Court of Arbitration of 01.03.2004, case No. A27-2844/99-4).

Investment in ZAO Bagran <u>is not efficient</u>. For the whole period of ownership since 1992 dividends have not been set on shares. Financial and economic condition is unsatisfactory. The Board of Directors of OAO Kuzbassenergo delivered the resolution on sale of holding of shares. The agreement is being concluded with the winner of the tender of 19.01.2004.

Investment in TOO Yugo-Zapad <u>is not efficient</u>. For the whole period since 1992 profit has not been distributed among the members. Financial and economic activity was stopped in 1995. At present OAO Kuzbassenergo carries out corporate procedures related to withdrawal from such company members.

OAO Investment Company Primula (certificate from the Uniform State Register of Legal Entities of 13.11.2002), **OOO Supervolokno** (certificate from the Uniform State Register of Legal Entities of 06.08.2004) were liquidated. Documents for write-off are to be prepared.

Joint-Stock Commercial Bank Kuzbassugolbank - share holding was sold under the shares sales agreement of 06.02.2004. Rights of new owner of the shares are being registered.

OAO Aniline-Dye Plant and OOO Kenergotrans are liquidated and written off the books.

3.4. Inventories (line 210 of the Balance Sheet)

Inventories

RUB '000

No.	Indicators	Cost of inventories		Change, ±	Growth rate, %
		as of January 1, 2004	as of December 31, 2004		
1.	**Inventories, total (line 210)**	1,352,757	1,321,459	-31,298	97.7
	including:				
1.1.	Raw materials	1,213,261	1,232,496	19,235	101.6
	the same in % to line 1	89.7	93.3	3.6	X
	including:				
	fuel oil	62,963	61,187	-1,776	97.2
	coal	563,794	605,173	41,379	107.3
	diesel fuel	0	5	5	0.0
	auxiliary materials	419,517	417,709	-1,808	99.6
	repair parts	166,987	148,422	-18,565	88.9
1.2.	Costs in construction in progress	1,957	425	-1,532	21.7
	the same in % to line 1	0.1	0.0	-0.1	X
1.3.	Finished products and goods	36,674	30,619	-6,055	83.5
	the same in % to line 1	2.7	2.3	-0.4	X
1.4.	Goods dispatched	3,064	2,659	-405	86.8
	the same in % to line 1	0.2	0.20	0.0	X
1.5.	Deferrals -total	97,801	55,260	-42,541	56.5
	the same in % to line 1	7.2	4.2	-3.0	X
	including:				
	for vocations	5,943	5,790	-153	97.4
	for periodicals	1649	1,864	215	113.0
	for insurance	25,383	8943	-16,440	35.2
	other	64,826	38,663	-26,163	59.6

Inventories are evaluated at actual cost of acquisition. At the end of the reporting year they amounted to 1,321,459 thousand rubles or 23.4% of current assets (4% of all assets of the Company).

In the reporting year inventories reduced by 31,298 thousand rubles or 2.3%. The basic cause for such change was reduction of deferrals by 42,541 thousand rubles or 43.5%, primarily due to write-off of income tax in respect of the transition period to the amount of 32,648 thousand rubles as well as reduction of insurance expenses by 16,440 thousand rubles.

Inventories of raw materials increased by 19,235 thousand rubles due to increase of coal remainder (by 41,379 thousand rubles). In the reporting year inventories of auxiliary materials and repair parts reduced by 1,808 thousand rubles *and* 18,565 thousand rubles respectively.

In the reporting period the inventories structure of OAO Kuzbassenergo changed to a little degree – increase of specific weight and materials with reduction of deferrals share.

3.5. Trade Receivables (lines 230 and 240 of the Balance Sheet)
Analysis of Accounts Receivable

RUB '000

No.	Indicators	As of January 1, 2004	As of December 31, 2004	Changes, ±	Growth rate, %
1	Long-term accounts receivable *(line 230)*	1,277,822	1,193,816	-84,006	93.4
	including:				
1.1.	*for inventories*	0	0	0	0.0
1.2.	*for works, services*	20	15	-5	75.0
1.3.	*advances issued*	713	713	0	100.0
1.4.	*subscription liabilities*	515,177	441,619	-73,558	85.7
1.5.	*bills receivable*	672,938	672,938	0	100.0
1.6.	*other*	88,974	78,531	-10,443	88.3
2	Short-term accounts receivable (line 240)	2,945,366	1,932,219	-,1,013,147	65.6
	including:				
2.1.	*for inventories*	25,957	49,292	23,335	189.9
2.2.	*for works, services*	69,388	54161	-15,227	78.1
2.3.	*advances issued*	299,478	196,251	-103,227	65.5
2.4.	*subscription liabilities*	1,625,464	1137,986	-487,478	70.0
2.5.	*bills receivable*	0	0	0	0.0
2.6.	*other*	925,079	494,529	-430,550	53.5
3.	Accounts receivable, total	4,223,188	3,126,035	-1,097,153	74.0
	including:				
	for inventories	25,957	49,292	23,335	189.9
	the same in % to line 3	0.6	1.6	1.0	X
	works, services	69,408	54,176	-15,232	78.1
	the same in % to line 3	1.6	1.7	0.1	X
	advances issued	300,191	196,964	-103,227	65.6
	the same in % to line 3	7.1	6.3	-0.8	X
3.4.	*subscription liabilities*	2,140,641	1,579,605	-561,036	73.8
	the same in % to line 3	50.7	50.5	-0.2	X
3.5.	*bills receivable*	672,938	672,938	0	100.0
	the same in % to line 3	15.9	21.5	5.7	X
3.6.	*other*	1,014,053	573,060	-440,993	56.5
	the same in % to line 3	24.0	18.3	-5.7	X

For efficient legal cooperation with debtors and settlement of disputes with debtors and creditors the committee for management of accounts payable and receivable of the Company was established in the management board of OAO Kuzbassenergo (Order of OAO Kuzbassenergo of 26.02.2004 No.103 "On establishing of committee for management of accounts payable and receivable of OAO Kuzbassenergo"). The main purpose of the committee is to achieve of actual reduction of accounts payable and receivable.

In comparison to the beginning of the year total accounts receivable of OAO Kuzbassenergo decreased by 1,097,153 thousand rubles. At that the receivables from energy consumers decreased by 561,036 thousand rubles or by 26.2%, other accounts receivable – by 536,117 thousand rubles or by 25.7%.

Long-term accounts receivable decreased by 84,006 thousand rubles and at the end of the reporting year amounted to 1,193,816 thousand rubles.

Short-term accounts receivable decreased from 2,945,366 thousand rubles to 1,932,219 thousand rubles (by 1,013,147 thousand rubles or by 34.4%). The main reason for such reduction was decrease of overdue receivables of both customers and other debtors to the total amount of 687,771 thousand rubles or 35.8%.

In the first six months of 2004 receivables related to sold energy decreased significantly. So at the end of the reporting year receivables from energy consumers amounted to 1,579,605 thousand rubles, it is 561,036 thousand rubles (or by 26.2%) less than at the beginning of the year, including by main industries:

Ferrous metallurgy —by 11.9% (or by 1,544 thousand rubles);
Non-ferrous metallurgy -by 29.9% (or by 3,881 thousand rubles);
Chemical and oil - by 26.4 % (or by 159,780 thousand rubles);
Mechanical engineering — by 2.0 % (or by 4,133 thousand rubles);
Woodworking — by 60.5% (or by 6,436 thousand rubles);
Construction materials industry - by 17.9% (or by 8,668 thousand rubles).

It should be noted that other energy consumers accounts receivable reduced as well. For example:

Agriculture - by 16.2% (or by 16,831 thousand rubles);
Transport and communications - by 73.2% (or by 21,457 thousand rubles);
Housing and communal services - by 34.7% (or by 180,716 thousand rubles).

Energy consumption by users financed out of federal, regional and municipal budgets is tightly controlled. Reduction of receivables from such enterprises for 2004 amounted to: 4,254 thousand rubles (25.6%), 735 thousand rubles (20.0%), 219,795 thousand rubles (90.1%), respectively. Energy is distributed according to limits provided for by the budget funding.

As of December 31, 2004 other accounts amounted to 1,546,430 thousand rubles, including for the bills of ZAO SEAR MF 672.9 thousand rubles.

Basic pattern of reduction was as follows:

- In 2004 "Advances issued" reduced by 103,227 thousand rubles or by 34.4%. Such reduction resulted from limitation of time period for equipment and materials supply advances (Order of OAO Kuzbassenergo of 10.12.2003 No.619 "On toughening of measures in respect of the outstanding accounts receivable");

"Budget settlements" – by 143,183 thousand rubles or by 33.2% (decrease in overpayment related to income tax, property tax and so on);

"Other receivables" – by 297,810 thousand rubles or by 57.8% (basic cause - write-off of bad accounts receivable).

In 2004 the Company wrote off and allocated to financial performance bad accounts receivable amounted to 394,936.6 thousand rubles, including:

87,171.5 thousand rubles - receivables from energy consumers;

244,264.7 thousand rubles – receivables from "problem" banks (related to profit tax and VAT amounts failed to be transferred to budget);

53 000 thousand rubles — receivables from OAO Irkutskenergo;

1,522.8 *thousand rubles – receivables from subsidiaries' debtors* (OAO Prokopjevskenergo)

8,977.6 thousand rubles –other receivables (including OOO Supervolokno to the amount of 8,227 thousand rubles).

3.6. Other Long-term Liabilities (line 520 of the Balance Sheet)

Other long-term liabilities include liabilities of OAO Kuzbassenergo payable within more than 12 months after the reporting date.

In 2004 long-term liabilities of OAO Kuzbassenergo increased by 1,050,784 thousand rubles or by 55%, including

- to suppliers and contractors – by 169 865 thousand rubles or by 12.6%,
- to off-budget funds – by 236 857 thousand rubles or 2.6 times,
- to budget – by 644,062 thousand rubles or 2.5 times.

Increase of long-term payables to budget and off-budget funds is specified by transfer of restructured liabilities in respect of fines and penalties from off-balance accounts onto the books of the Company.

Without restored liability related to fines and penalties long-term accounts payable reduced:

- to budget by 171,691 thousand rubles or by 41% according to the Resolution of the Russian Federation Ministry of Taxation for Kemerovo region of 31.08.2001 No.1 "On restructuring of the liabilities related to mandatory payments to budgets";
- to off-budget funds by 55,773 thousand rubles or by 38% according to the Resolution of the Russian Federation Ministry of Taxation for Kemerovo of 03.12.2001 "On granting of rights for restructuring of insurance payables to state social funds as well as related to charged fines and penalties of a company as of 01.01.2001".

In addition under Voluntary arrangement of 26.11.2004 approved by the Resolution of the Arbitration Court at RAO UES of Russia of 30.11.2004 (Case No.42/2004-114) the order of repayment of debts to OAO RAO UES of Russia was changed. Debts amounted to 1,290,372 thousand rubles are payable from 2005 till 2010. And accordingly the liabilities accounted earlier as short-term were transferred to long-term liabilities to the amount of 311,627 thousand rubles. Without payables to OAO RAO UES of Russia long-term payables to buyers and customers reduced by 14,762 thousand rubles.

RUB '000

›nalysis of Long-term Accounts Payable

Indicators	As of January 1, 2004	As of December 31, 2004	Changes, ±	Growth rate, %
ong-term accounts payable (line 520)	1,905,431	2,956,215	1,050,784	155.1
›cluding:				
› suppliers and contractors	1,343,020	1,512,885	169,865	112.6
› budget	415,478	1,059,540	644,062	255.0
›cluding:				
federal	412,236	1,021,326	722,856	247.7
territorial	2,243	22,287	20,044	993.6
ocal	999	15,927	14,928	1594.3
o off-budget funds	146,933	383,790	236,857	261.2
›cluding:				
Pension fund	81,597	35,982	-45,615	44.1
Employment fund	0	0	0	0
'ines, penalties to off-budget funds	65,336	347,808	282,472	532.3

3.7. Short-term Accounts Payable

3.7.1. Short-term Accounts Payable (line 610 of the Balance Sheet)

At the end of the year the liabilities related to short-term credit and loans increased by 274,728 thousand rubles to 1,939,889 thousand rubles due to obligations to pay penalties for pollutant emissions to the amount of 669,217 thousand rubles.

As of December 31, 2004 credit portfolio of OAO Kuzbassenergo amounted to 1,671,535 thousand rubles, including 1,666,000 thousand rubles of the principal amount of credit liabilities, 5,535 thousand rubles of payables related to charged but not paid interest for use of borrowed funds specified by the credit agreements. Short-term credits were received in order to replenish current assets for repayment of current indebtedness of the Company.

In the reporting year liabilities related to loans payable within 12 months after the reporting date increased by 158,354 thousand rubles or 2.4 times. Such increase resulted from sale of own bills of OAO Kuzbassenergo series "ДН" to the amount of 156,854 thousand rubles.

As of December 31, 2004 the following items are pledged and registered in books under credit agreements: inventory holdings (including coal) to the amount of 966,758 thousand rubles, bills of OAO Kuzbassenergo to the amount of 160,802 thousand rubles (line 960 of the Balance Sheet).

3.7.2. Short-term Accounts Payable (line 620 of the Balance Sheet)

In comparison to the prior year total short-term accounts payable decreased by 1,390,613 thousand rubles or by 35.7% (from 3,892,754 thousand rubles to 2,502,141 thousand rubles).

Such decrease of short-term liabilities resulted from reduction:

- by 540,897 thousand rubles or by 49.2% of balance of OAO Kuzbassenergo own funds to be paid within 12 months after the reporting date;
- by 311,627 thousand rubles or by 16.1% of liabilities related to subscription fee of OAO RAO UES of Russia due to conclusion of the voluntary agreement of 26.11.2004 (transferred to long-term liabilities);
- by 233,111 thousand rubles or by 34.5% of liabilities to budget according to restructuring schedule;
- by 25,500 thousand rubles or 28.3% of payables to off-budget funds according to restructuring schedule;
- by 173,674 thousand rubles or by 65,5% of payables to contracting companies for performed works and (or) rendered services;
- by 8,667 thousand rubles or 4.2 % of payables to suppliers of fuel (coal, gas, fuel oil).

Outstanding accounts payable decreased by 517,384 thousand rubles or by 77.7% to 148,170 thousand rubles.

Due to expiration of the limitation period or liquidation of Company's counteragent unclaimed accounts payable of 10,671 thousand rubles were written off in 2004.

Analysis of Short-term Accounts Payable

RUB '000

Indicators	As of January 1, 2004	As of December 31, 2004	Changes, ±	Growth rate, %
Short-term accounts payable (line 620)	3,892,754	2,502,141	-,1,390,613	64.3
including:				
to suppliers and contractors	1,229,993	607,134	-622,859	49.4
including:				
to suppliers of electric energy through Federal National Wholesale Electric Power Market	162,903	165,709	2,806	101.7
to suppliers of fuel	207,731	199,064	-8,667	95.8
for works, services	265,202	91,528	-173,674	34.5
for subscription fee of RAO UES of Russia	371,627	60,000	-311,627	16.1
to other suppliers and contractors, total	222,530	90,833	-131,697	40.8
including:				
Rosenergoatom	1,075	1,878	803	174.7
to budget	676,807	443,526	-233,281	65.5
including current:				
- federal	406,702	230,103	-176,599	56.6
- territorial	181,537	128,551	-52,986	70.8
- local	55,920	84,872	28,952	151.8
for income tax on the basis of transition period	32,648	0	-32,648	0
including:				

Indicators	As of	As of December 31,	Changes,	Growth rate, %
- federal	10,202	0	-10,202	0
- territorial	19,725	0	-19,725	0
- local	2,721	0	-2,721	0
to off-budget funds	90,120	64,620	-25,500	71.7
including:				
- Pension fund	75,813	50,435	-25,378	66.5
- Obligatory medical insurance fund	5,003	983	-4,020	19.6
- to the social security fund	1,268	444	-824	35.0
- for fines and penalties to state off-budget funds	8,036	12,758	4,722	158.8
bills payable	1,100,133	559,236	-540,897	50.8
Payables to subsidiaries and associates	81,097	63,740	-17,357	78.6
Salary and wages	714,604	763,885	49,281	106.9
other	75,813	50,435	-25,378	66.5

3.8. Surplus Capital (line 420 of the Balance Sheet) and capital reserves (line 430 of the Balance Sheet)

Surplus capital arose due to accretion to fixed assets value after revaluation.

In the reporting year surplus capital increased by 1,032,054 thousand rubles due to property price appreciation from revaluation.

In the reporting year surplus capital decreased by 2,320,468 thousand rubles, including due to write-off of property accretion to the amount of 2,128,847 thousand rubles to retained earnings for the prior years. Such operation was represented without changes of the initial balance in books at the beginning of the reporting year. A also due to write-off of fixed assets write up amounts upon retirement to the amount of 120,298 thousand rubles, due to free acquired or transferred fixed assets to the amount of 71,307 thousand rubles, due to write-off of periodicals to the amount of 16 thousand rubles.

As of January 1, 2004 capital reserves amounted to 17 455 thousand rubles. In the reporting year capital reserves created by the Company for loss provision increased by 996 thousand rubles. Capital reserves increased due to allocations out of net profit of subsidiaries and OAO Kuzbassenergo gained in 2003.

3.9. Shares of the Company

As of December 31, 2004 the authorized capital of OAO Kuzbassenergo amounted 606,163,800 (six hundred six million one hundred sixty three thousand eight hundred) rubles, consisted of 606,163,800 ordinary shares with par value of RUB 1 (one).

10.2 million of ordinary shares (2003 – 13.7 million of ordinary shares) are owned by the employees of OAO Kuzbassenergo, 585.8 million of ordinary shares (2003 – 578.8 million of ordinary shares) are owned by legal entities.

OAO Kuzbassenergo does not own any company's stock, subsidiaries do not own any stock of OAO Kuzbassenergo.

3.10. Government Grants

In the reporting year OAO Kuzbassenergo did not receive any government grants.

3.11. Basic Subsidiaries and Associates

Subsidiaries:

Name of subsidiary	Share in authorized capital	Location	Type of activity
Open Joint-Stock Company Andreevskoye	100.0%	Russia, Kemerovo region, Kemerovo district, Andreevsky settlement	Production and sale of agricultural products, crop production and animal produce; creation of processing facilities based on foodstuff, consumer goods production and agricultural products processing advanced technologies.
Open Joint-Stock Company Kuzbasshidroenergostroi	100.0 %	Russia, Kemerovo region, Krapivinsky district	Building and assembly jobs related to construction, reconstruction, re-equipment as well as repair of industrial and civil facilities; production and sale of construction materials and structures, products under their full product mix, including controlled by Goctechnadzor of Russia; design works.
Limited Liability Company Sbytenergo	100.0%	Russia, Kemerovo region, Kemerovo district, Metalploschadka settlement, 14, Severnaya str.	Sale of electrical and heat energy; operation, assembly, setting of energy equipment, transportation and manual supervision of electrical and heat energy.
Open Joint-Stock Company Prokopyevskenergo	60.0 %	Russia, Kemerovo region, Prokopyevsk, 14, Energeticheskaya str.	Supply of electric and heat energy consumers by means of energy purchase, conversion, distribution, transportation and sales; maintenance of electrical measuring instruments, electricity supply meters; operation and setting of lifting mechanisms and constructions; building and assembly works; delivery, transportation, dispatch and other activities related to transportation; establishing and operation of refueling station s; trade, intermediary and foreign-economic activity; support of R&D, design, technological and implementation works.
Limited Liability Company Supervolokno	60.0 %	Russia, Kemerovo, Stroigorodok	Production of heat insulation material.

Name of subsidiary	Share in authorized capital	Location	Type of activity
Limited Liability Company Bill of Exchange Center Kuzbassenergo	100.0%	Russia, Kemerovo, 30 Kuznetsky avenue	Export and import operations in respect of industrial and technical and consumer goods, scientific and technical knowledge and services; intermediary and trading activity.
Open Joint-Stock Company Investment and Industrial Association Vodokanal	74.5 %	Russia, Kemerovo region, Prokopyevsk, 3, Kirpichnaya str.	Supply of water to consumers and intake of wastewater, operation, maintenance, current and emergency repair of external and internal systems of electrotechnical equipment and networks.
Open Joint-Stock Company Kuzbasssetremont	100.0%	Russia, Kemerovo region, Novokuznetsk, 1, Nevskogo str.	Repair of equipment, buildings and constructions of electric networks; repair of high-voltage lines by voltage of 0,4 - 20 kilovolt; repair of buildings and constructions at the electric networks facilities; setting, testing and diagnosis of equipment, buildings and constructions of electric networks; assembly of equipment, buildings and constructions of electric networks; supply and sales operations.
Closed Joint-Stock Company ATR (Moto Transport Enterprise) Kuzbassenergo	100.0 %	Russia, Kemerovo, 4. Stantsionnaya str.	Rendering of transport dispatch services to legal entities and individuals; maintenance and repair of transport of legal entities and individuals; capital construction of industrial and social facilities; design works in respect of reconstruction of technological buildings and constructions; establishing of consumer goods production facilities; wholesale and retail trade.
Closed Joint-Stock Company Medical and Sanitary Department Health Center Energetik	100.0%	Russia, Kemerovo, 37 Kuzbasskaya str.	Skilled medical aid, including special aid; out-patient and ambulatory care; day hospital; prevention service, medical examinations and so on.
Open Joint-Stock Company Kuzbassenergoservice	100.0%	Russia, Kemerovo, 12, Ostrovskogo str.	Organization of works according to its own structure of output based on the principle of package job contract and performance of general contractor functions; organization of works based on the principle of "turnkey" and performance of customer functions; logistics, in-house and works performed by third party companies; repair of electric and energy equipment at heat and power plants, distributing terminals and constructions, in other enterprises, companies, different technology equipment, pipelines, products pipelines, distributing electric networks, buildings and constructions, lifting constructions and appliances; capital construction and re-equipment of energy companies and other industries, civil and social facilities.

Name of subsidiary	Share in authorized capital	Location	Type of activity
Open Joint-Stock Company Kuzbass Power Repair Company	100.0%	Russia, Kemerovo, 30 Kuznetsky avenue	Building and assembly jobs related to construction, reconstruction, re-equipment as well as repair of industrial and civil facilities under their full product mix as general contractor and sub-contractor; supervision over quality of general construction works quality and output of products of construction purpose, including performance of works for third parties under agreements; (production and sale of construction materials, structures and products under their full product mix, including controlled by Goctechnadzor of Russia; construction of gas supply facilities, gas-regulating station and installations, gas pipelines and gas equipment of industrial, agricultural and other companies using natural gas; assembly, setting and repair of energy facilities, plant, heat-and-power engineering equipment and power installation of consumers.
Open Joint-Stock Company Engineering and Analytical Centre Kuzbasstekhenergo	100.0%	Russia, Kemerovo, 17, Stantsionnaya str.	Testing and setting, development of standard and energy specifications of heat-mechanic equipment (boilers, turbines, heat supply systems, auxiliary equipment); performance of works (services) of environmental purpose related to adjustment and operation of ecological equipment, ventilation systems, tools of measuring and control of ecological characteristics of production and vehicles; performance of balancing and commissioning works at heat engineering units of gas companies, setting of automation systems and water-chemical regimes of boiler units; production, repair, calibration and testing of measuring tools; repair and setting of automation tools, electronics; repair and assembly of electrotechnical equipment and networks.

o.	Accurate legal name of the Company	Date of share acquisition	Authorized capital, RUB	Share in AC, %	Carrying value of shares	Book value of shares	Type of activity	Note
1.	OOO Bill of Exchange Centre Kuzbassenergo	20.08.1999	401,000	100%	401,000	401,000	Bill settlements, wholesale and retail trade	Stable
2.	ZAO ATR (Moto Transport Enterprise) Kuzbassenergo	04.10.2004	5,000,000	100%	5,000,000	2,445,000	Transport services	Stable
3.	ZAO Medical and Sanitary Department Health Center Energetik	07.09.2004	2,000,000	100%	2,000,000	980,000	Medical services	Stable
4.	OAO Kuzbassenergoservice	17.07.2002	500,000	100%	500,000	2,298,000	Repair, assembly, setting works	Stable
5.	OAO Engineering and Analytical Centre Kuzbasstekhenergo	30.01.04 minutes No. 8/9	18,540,000	100%	18,540,000	18,000,000	Engineering and design works	Stable
6.	ZAO Kuzbass Power Repair Company	30.01.04 minutes No. 8/9	29,240,000	100%	29,240,000	30,022,000	Repair of heat and electric energy facilities	Stable
7.	OAO Kuzbassetremont	30.01.04 minutes No. 8/9	И,751000	100%	11,751,000	8,767,000	Repair of network energy facilities	Stable
8.	OOO Sbytenergo	21.03.2000	100,000	100%	100,000	100,000	Sale of electric energy, financial transactions, wholesale and retail trade	Stable
9.	OAO Prokopyevskenergo	20.09.2000	32,300,000	60%	19,380,000	19,380,000	Sale of electric energy	Stable
10.	OAO Investment and Industrial Association Vodokanal	28.10.2001	42,000,000	74.5%	31,300,000	31,300,000	Cleaning constructions	Stable
11.	OAO Kuzbasshidroenergostroi	22.01.1997	118,619,000	100%	118,619,000	118,619,000	Capital construction	financial investments are not included into consolidated Balance Sheet of OAO Kuzbassenergo
12.	OAO Andreevskoye	22.01.1997	36,437,000	100%	36,437,000	36,437,000	Subsidiary plot	
13.	OAO Supervolokno	01.04.1994	400,000	60%	240,000	240,000	Production of heat insulation material	



In 2004 some products of the Company were sold by commodities exchange and it is characterized by the indicators in the table

Barter operations

Indicators	Reporting year	Similar period of the previous year
Total number of companies involved in barter operations	54	42
Total proceeds from such operations, RUB '000, including:	4,768	19,560
ZAO Kuzbass Power Repair Company	*1,005*	-
ZAO ATR	*445*	-
OOO Sibenergougolsnab	*186*	*3,266*
OOO Barel	-	*6319*
OAO KAM	*195*	*6,006*
Other	*2,937*	*3,969*
Total proceeds from barter operations in % to total proceeds for the reporting year	0.02	0.1

According to the table the proportion of barter operations in the total proceeds was very small and was equal to 0.02% in total, at that in the reporting year the number of companies involved into barter operations increased.

3.13. Income and Expenses on Ordinary Activities

Income and expenses for the reporting year are represented in the Income Statement separately for ordinary activities income, operating and non-operating income and expenses with breakdown by types and values and comparison to the prior year.

Analysis of Sales Profit (Loss)

RUB '000

No.	Indicator	Income		Expenses		Financial performance	
		Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year
1.	Sale goods, products, works, services - total	17,049,590	17,235,473	15,080,078	15,476,653	1,969,512	1,758,820
	including:						
	electric energy	12,783,451	13,398,942	11,568,747	12,126,570	1214,704	1,272,372
	heat energy	3,526,087	3,153,930	3,036,317	2,860,940	489,770	292,990
	commercial goods, works, services	633,342	560,443	378,263	385,873	255,079	174,570
	non-commercial goods, works, services	106,710	122,158	96,751	103,270	9,959	18,888
2.	Selling expenses	X	X	2,489	19,708	-2,489	-19,708
3.	Administrative expenses	X	X	12,248	4,293	-12,248	-4,293
4.	Profit (loss) from sales	X	X	X	X	1,954,775	1,734,819

In comparison to the prior year in the reporting year proceeds decreased by 185,883 thousand rubles or 1.1 %. Energy sales income amounted to 16,309,538 thousand rubles or 95.7 % of total proceeds, from sales of other goods, works, services – 740,052 thousand rubles or 4.3 %.

In total in the reporting year cost of energy production amounted to 14,605,064 thousand rubles or 96.9% of total expenses. Expenses for other operations not related to production and distribution of the energy amounted to 475,014 thousand rubles or 3.1%.

Decrease of proceeds resulted from reduction of energy production due to entrance of one major consumer of electric energy – OAO NKAZ to the Federal National Wholesale Electric Power Market. This was the reason for some changes in proceeds structure: reduction of proceeds from sales of electric energy with increase of proceeds from sales of heat energy. In comparison to the similar period of the prior year proceeds from sales of electric energy decreased by 615,491 thousand rubles or 4.6 %, proceeds from sales of heat energy increased by 372,157 thousand rubles or 11.8%. There were respective changes in the structure of costs: production of electric energy became less cost-based (by 557,823 thousand rubles or 4.6%), production costs of heat energy increased by 175,377 thousand rubles (6.1 %).

In 2004 sales profit of OAO Kuzbassenergo amounted to 1,954,775 thousand rubles with increase by 219,956 thousand rubles or 12.7 % in comparison to 2003.

In 2004 growth rate of proceeds from sales of basic products of OAO Kuzbassenergo exceeded costs growth rate in mainline, it have a positive influence on profit from sales of products, works, services of the Company in general. In addition in the reporting year as consequence selling expenses reduced by 18,294 thousand rubles or 95%.

At the end of 2004 profitability of sales was 11.5 % (in 2003 - 10.1%).

3.14. Other Operating Income and Expenses

RUB '000

Indicator	Income		Expenses		Financial performance	
	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year
Other operating income and expenses	1,942,224	3,237,938	2,426,598	3,379,041	-484,374	-141,103
including:						
from sales of securities (bills)	1,546,369	2,630,264	1,541,003	2,599,453	5,366	30811
from sales of inventories	226,488	224,724	220,224	219,110	6,264	5,614
other	169,367	382,950	665,371	560,478	-496,004	-177,528

In the reporting year other operational income reduced by 1,295,714 thousand rubles or 40%. In comparison to the prior year other operating expenses decreased as well. Reduction amounted to 952,443 thousand rubles or 28.2 %.

Securities (bills) transactions were still basic operations of the Company in 2004. Due to such operations in 2004 the Company's profit amounted to 5,366 thousand rubles.

Provision for doubtful accounts of 76,261 thousand rubles created in 2003 and unused in the reporting year is represented as other operational income.

Provision for doubtful accounts of 200,000 thousand rubles created in 2004 is represented as other operating expenses, this fact has influence on operating performance as well.

Property tax of 344,671 thousand rubles (increase by 243,647 thousand rubles in comparison to 2003) had significant influence on operating performance of 2004.

In 2004 losses related to other operating activities amounted to 484,374 thousand rubles (increase by 343,271 thousand rubles (3.4 times) in comparison to 2003).

3.15. Other Non-operating Income and Expenses

RUB '000

Indicator	Income		Expenses		Financial performance	
	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year
Non-operating income and expenses -total	194,245	121,253	1,607,930	856,985	-1413,685	-735,732
including:						
profit(loss) of the prior years revealed in the reporting period	127,478	51,032	10,658	127,935	116,820	-76,903
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on	7,888	1,296	9,850	4,401	-1,962	-3,105
Property in excess based on inventory	19,350	17,759	0	0	19,350	17,759
liabilities of more than three years	10,671	31,290	394,526	37918	-383,855	-6,628
other	28,858	19,876	1,192,896	686,731	1,164,038	-666,855

In comparison to the prior year in the reporting year non-operating income increased by 72,992 thousand rubles or 60.2 %, mainly due to profit for the prior years revealed in the reporting year.

Non-operating expenses of 2004 increased by 750,945 thousand rubles or 87.6 % and amounted to 1,607,930 thousand rubles. In the structure of non-operating expenses the largest proportion falls to expenses attributed to consumption (1,179,110 thousand rubles), where 712,065 thousand rubles – fines and penalties for pollutant emissions, including in excess of norms (669,217 thousand rubles according to writ of execution of the Arbitration Court of Kemerovo region of 07.05.2004). And one of the reasons for increase of non-operating expenses is loss from write-off of accounts receivable with expired limitation period to the amount of 394,526 thousand rubles.

Such changes resulted in increase of loss from non-operating activities. In comparison to the similar period of the prior year they increased by 677,953 thousand rubles (by 92.1%) and amounted to 1,413,685 thousand rubles.

3.16. Taxes

Information about Budget Settlements in 2004

RUB '000

Payments to budget	Balance as of January 1, 2004		Charged		Paid		Transferred to deferred tax liabilities	Balance as of December 31, 2004	
	Total payables (+), overpayment (-)	Share, %	Total payables (+), overpayment (-)	Share, %	Total payables (+), overpayment (-)	Share, %		Total payables (+), overpayment (-)	Share, %
l payments	665,607	100	3,836,838	100	3,282,201	100	179,107	1,220,244	100
uding									
me tax	39,424	5.9	168,430	4.4	355,042	10.8	179,107	-147,188	-12.1
T	736,601	110.7	1,666,079	43.4	1,167,503	35.6		1,235,177	101.2
erty tax	-204,945	-30.8	250,006	6.5	140,540	4.3		-95,479	-7.8
me tax for individuals	24,718	3.7	249,848	6.5	253,920	7.7		20,646	1.7
r taxes and payments	69,809	10.5	1,502,475	39.2	1,365,196	41.6		207,088	17.0

As of December 31, 2004 in the total amount of accounts payable to budget the maximum amount falls to payables to federal budget – 1,209,193 thousand rubles, including restructured payables according to the Resolution of the Government of the Russian Federation No. 1002 of 03.09.1999 and Decision of Inspectorate of the Ministry of Taxation for Kemerovo region No.1 of 31.08.2001. According to *instructions of OAO RAO UES of Russia restructured* payments of principal amount, income tax fines and penalties are recorded as deferred liabilities.

Repayment schedule for restructured payables is followed by the Company in full. In addition in order to write off payables related to fines and penalties the Resolution on advanced repayment of budget payments restructuring schedule until 01.08.2005 is approved.

As of December 31, 2004 tax overpayment into all budgets amounted to 86,958 thousand rubles, such overpayment arose in separate territories in respect of income tax and property tax due to mobilization capacity benefit, in respect of income tax due to payment within charged amounts under Inspection Certificates of the Inspectorate of the Ministry of Taxation for Kemerovo (No. 1464 and 1451), submission of adjusted return for 2001 due to inclusion into cost price and deductions for formation of target funds for implementation of energy saving programs as well as advance transfers.

Information about Settlements with off-budget Social Funds in 2004

RUB '000

Payments to off-budget funds	Balance as of January 1, 2004.		Charged		Paid		Balance as of December 31, 2004	
	Total	Share, %	Total	Share, %	Total	Share, %	Total	Share, %
Total payments	232,368	100	839,815	100	629,131	100	443,052	100
Including								
Pension fund	155,896	67.1	417,286	49.7	488,409	77.6	84,773	19.1
Social security fund	-3,348	-1.4	70,445	8.4	70,298	11.2	-3,201	-0.7
Obligatory medical insurance fund	4,821	2.1	53,587	6.4	57,493	9.1	915	0.2
Penalties, fines	74,999	32.3	298,497	35.5	12,931	2.1	360,565	81.4

Insurance payables into the pension fund of 71,973 thousand rubles was restructured in 2001 according to the Resolution of the Government of the Russian Federation No.699 of 01.10.2001.

Accounts receivable in respect of payments to social security fund to the amount of 3,201 thousand rubles resulted from excess of amounts used out of the fund over accrued amounts.

3.17. Extraordinary Circumstances Results

RUB '000

Indicator	Income		Expenses		Financial performance	
	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year	Reporting year	Similar period of the previous year
Income and expenses of extraordinary circumstances -total including:	9,361	4,871	11,359	3,768	-1,998	1,103
- insurance compensation	9 348	4 852	X	X	X	X
-cost of inventory holdings	13	19	80	88	-67	-69
- losses from write-off	X	X	5,223	3,680	X	X
- other extraordinary expenses	9,348	4,852	X	X	X	X

In 2004 expenses of the Company related to extraordinary circumstances amounted to 11.35 thousand rubles, that is 3 times as much as in 2003. The storm in February of the reporting year resulted in substantial damage to the property of OAO Kuzbassenergo. The Company losses due to write-off of property resulted from extraordinary circumstances amounted to 5,223 thousand rubles, and extraordinary expenses for repair of the damaged equipment, buildings and constructions amounted to 6,056 thousand rubles.

Total amount of insurance compensation in 2004 amounted to 9,249 thousand rubles, including 8,281 thousand rubles of storm damage compensation.

Considering the insurance compensation received in 2004 the amount of damage exceeded the amount of income by 1,998 thousand rubles.

3.18. Liquidation

Under the Resolution of the Board of Directors of OAO Kuzbassenergo of 22.06.2004 (Minutes No.15/9) the branch of OAO Kuzbassenergo 103 Militarized Guard Detachment was liquidated from 01.09.2004. OAO Kuzbassenergo facilities security functions were passed to Kemerovo branch of Security Department of the Ministry of Energy of the Russian Federation, part of the property was let on lease, and another part of the property was granted free of charge under agreement No.1 of 19.07.2004 "For security services rendering".

Under the Resolution of the Board of Directors of OAO Kuzbassenergo of 04.11.2003 (Minutes No.5/9) the branch of OAO Kuzbassenergo Repair Company Kuzbassenergoremont was liquidated from 01.03.2004. Functions in respect of the equipment, buildings and constructions repair and maintenance for generation and network companies of OAO Kuzbassenergo were passed to: OAO Kuzbassenergoservice (100% subsidiary and associate established on the basis of property and personnel of liquidated branch Kuzbassenergoremont), performs major repairs of boilers, turbine, transformers, and capital construction and re-equipment works, produces repair parts.

Under the Resolution of the Board of Directors of OAO Kuzbassenergo of 04.11.2003 (Minutes No.5/9) the branch of OAO Kuzbassenergo *Kuzbassenergosnabkomplekt* was liquidated from 01.03.2004. Functions in respect of the logistics for capital construction facilities, re-equipment and repair and operation needs of the branches of OAO Kuzbassenergo were passed to Logistics Management Directorate of the Executive Board of OAO Kuzbassenergo.

Under the Resolution of the Board of Directors of OAO Kuzbassenergo of 30.04.2004 (Minutes No.13/9) the branch of OAO Kuzbassenergo ATR (Moto Transport Enterprise) was liquidated from 01.08.2004. Functions in respect of transportation and dispatch services of the branches of OAO Kuzbassenergo were passed to ZAO ATR (Moto Transport Enterprise) Kuzbassenergo, property was contributed to the authorized capital of ZAO ATR (Moto Transport Enterprise) Kuzbassenergo, part of the property was sold.

Under the Resolution of the Board of Directors of OAO Kuzbassenergo of 30.04.2004 (Minutes No.13/9) the branch of OAO Kuzbassenergo Medical and Sanitary Department Health Center Energetik was liquidated from 01.08.2004. Functions in respect of medical aid to the personnel of the branches of OAO Kuzbassenergo were passed to ZAO Medical and Sanitary Department Health Center Energetik, property was contributed to the authorized capital of ZAO Medical and Sanitary Department Health Center Energetik, part of the property was sold.

3.19. Profit per Share

	2004	2003
Basic profit for the reporting year, RUB '000	-364,068	67,906
Weighted average number of ordinary shares in circulation in the reporting year, shares	606,163,800	606,163,800
BASIC PROFIT PER SHARE, RUB '000	0	0

The Company does not plan to accrue and pay any dividends for 2004. In 2004 the Company does not accrue and pay any dividends for 2003.

3.20. Affiliated Persons

Head Company

OAO Kuzbassenergo is controlled by OAO RAO UES of Russia which owns 49% of ordinary shares of OAO Kuzbassenergo, the rest 51% of ordinary shares are distributed among many shareholders.

In addition, affiliated persons of OAO Kuzbassenergo include:

3. members of the Board of Directors of OAO Kuzbassenergo and members of the Management Board indicated in General information section of the Explanatory Note;
4. 13 subsidiaries:
   - OAO Andreevskoye;
   - OAO Kuzbasshidroenergostroi;
   - OOO Sbytenergo;
   - OOO Supervolokno;
   - OAO Investment and Industrial Association Vodokanal;
   - OAO Prokopyevskenergo;
   - OOO Bill of Exchange Center Kuzbassenergo;
   - OAO Engineering and Analytical Centre Kuzbasstekhenergo;
   - OAO Kuzbass Power Repair Company;
   - OAO Kuzbassetremont;
   - ZAO ATR (Moto Transport Enterprise) Kuzbassenergo;
   - ZAO Medical and Sanitary Department Health Center Energetik;
   - OAO Kuzbassenergoservice;

3. ZAO Teplovye seti (heat networks) (Kemerovo region, Mysky, 2, Kutuzova str.).

In the reporting year *the Company sold its products to the following affiliated persons:*

Name	Operation	Cost Indicator RUB '000.	
		2003	2004
1. RAO UES of Russia	Subscription fee settlements		
2. OOO Sbytenergo	Sale of electric energy, other services	95,716	150,131
3.OAO Prokopyevskenergo	Sale of electric energy, other services	546,589	555,186
4.OOO Bill of Exchange Center	Sale of electric energy, heat energy, inventories, other services	134,975	20,153
5. ZAO Teplovye seti	Sale of electric energy, other services	-	32,443
6.OAO Kuzbassenergoservice	Sale of electric energy, other services	-	65,117
7.OAO Engineering and Analytical Centre Kuzbasstekhenergo	Sale of electric energy, other services	-	4,842
8.ZAO ATR	Sale of electric energy, other services	-	9,621
9.ZAO Medical and Sanitary Department Health Center	Sale of electric energy, other services	-	8,510
10.OAO Kuzbass Power Repair Company	Sale of electric energy, other services	-	4,032
11 .OAO Kuzbassetremont	Sale of electric energy, other services		4,939
12.A. A. Vagner	Chairman of the Board of Directors of OAO Kuzbassenergo	no	no
13. A. I. Bolshakov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
14. V. P. Mazikin	Member of the Board of Directors of OAO Kuzbassenergo	no	no
15. A. A. Negomedzyanov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
16. V. Y. Platonov	Member of the Board of Directors of OAO Kuzbassenergo	no	no

Name	Operation	Cost Indicator RUB '000	
		2003	2004
17. R. V. Kozhura	Member of the Board of Directors of OAO Kuzbassenergo	no	no
18. N. V. Nikiforov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
19. I. V. Novikov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
20. O. V. Parhomuk	Member of the Board of Directors of OAO Kuzbassenergo	no	no
21. S. L. Khromov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
22. A. A. Shumilov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
23. S. N. Mikhailov	Member of the Board of OAO Kuzbassenergo	no	no
24. A. A. Grebennikov	Member of the Board of OAO Kuzbassenergo	no	no
25. B. I. Ivanov	Member of the Board of OAO Kuzbassenergo	no	no
26. A. K. Erofeev	Member of the Board of OAO Kuzbassenergo	no	no
27. A. M. Lavrov	Member of the Board of OAO Kuzbassenergo	no	no
28. L. P. Petrov	Member of the Board of OAO Kuzbassenergo	no	no
29. Y. A. Gretsynger	Member of the Board of OAO Kuzbassenergo	no	no
	TOTAL:	777,280	854,974

In the reporting year the Company purchased products from the following affiliated persons:

Name	Operation	Cost Indicator RUB '000	
		2003	2004
1. RAO UES of Russia	Subscription fee settlements	1,753,622	992,493
2. OOO Sbytenergo	Remuneration for collection of receivables from customers contract works	6,612	4,352
3 .OAO Prokopyevskenergo	Sale of coal, electric energy, fixed assets and remuneration	75,066	21,488
5.OOO Bill of Exchange Center	Sale of inventories, other services	432,443	6,936
6. ZAO Kuzbassenergoservice	Design works, other services	-	240,305
7.OAO Engineering and Analytical Centre	Design works, other services	-	27,760
8. ZAO ATP	Transport services	-	173,127
9. ZAO Health Center Energetik	Medical services	-	36,003
10.OAO Kuzbass Power Repair Company	Contract works, other services		92,202
11 .OAO Kuzbassremont	Contract works, other services	-	45,909
12.A. A. Vagner	Chairman of the Board of Directors OAO Kuzbassenergo	no	no
13. A. I. Bolshakov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
14. V. P. Mazikin	Member of the Board of Directors of OAO Kuzbassenergo	no	no
15. A. A. Negomedzyanov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
16. V. Y. Platonov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
17. R. V. Kozhura	Member of the Board of Directors of OAO Kuzbassenergo	no	no

Name	Operation	Cost Indicator RUB '000	
		2003	2004
18. N. V. Nikiforov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
19. I. V. Novikov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
20. O. V. Parhomuk	Member of the Board of Directors of OAO Kuzbassenergo	no	no
21. S. L. Khromov	Member of the Board of Directors of OAO Kuzbassenergo	no	no
22. A. A. Shumilov	Member of the Board of Directors of	no	no
23. S. N. Mikhailov	OAO Kuzbassenergo		
24,A. A. Grebennikov	Member of the Board of OAO Kuzbassenergo	no	no
25. B. I. Ivanov	Member of the Board of OAO Kuzbassenergo	no	no
26. A. K. Erofeev	Member of the Board of OAO Kuzbassenergo	no	no
27. A. M. Lavrov	Member of the Board of OAO Kuzbassenergo	no	no
28. L. P. Petrov	Member of the Board of OAO Kuzbassenergo	no	no
29. Y. A. Gretsynger	Member of the Board of OAO Kuzbassenergo	no	no
	TOTAL:	2,267,743	1,640,575

Settlements with Affiliated Persons

As of December 31, 2004 the receivables from affiliated persons to the Company were as follows:

RUB '000

	2003	2004
Accounts receivable of the Company		
1. OOO Sbytenergo	81,471	149,822
2. OAO Prokopyevskenergo	50,334	-
3. OOO Bill of Exchange Center Kuzbassenergo	671,099	498,855
4. OAO Engineering and Analytical Centre Kuzbasstekhenergo	-	83
5. ZAO Health Center Energetik	-	2,758
6. ZAO ATR	-	22,256
7. ZAO Kuzbassenergoservice	-	86,391
8. OAO Kuzbass Power Repair Company	-	183
9. OAO Kuzbassetremont	-	3,688
Total:	802,904	764,036
Accounts payable of the Company		
1. OOO Bill of Exchange Center Kuzbassenergo	92,812	109
2. OAO RAO UES of Russia	371,627	60,000
3. OAO Prokopyevskenergo	36,075	11,971
4. OAO Sbytenergo	2,580	367
5. OAO Engineering and Analytical Centre Kuzbasstekhenergo	-	2,750
6. ZAO Health Center Energetik	-	370
7. ZAO ATR		8,087
8. ZAO Kuzbassenergoservice	-	2,338
9. OAO Kuzbass Power Repair Company	-	2,660
10. OAO Kuzbassetremont	-	635
Total:	503,094	89,287

Remuneration to Directors

In 2004 the Company paid to the members of the Board of Directors the remuneration of 1,742 thousand rubles (2003 - 723 thousand rubles) in total, to the members of the Board - 430 thousand rubles (2003 - 338 thousand rubles).

3.21. Segment Information

Operating Segments

The operations of the Company may be divided into the following operating segments:

- production and distribution of electric and heat energy;
- production of commercial goods, works, services;
- production of non-commercial goods, works, services.

	Production and distribution of electric and heat energy	Production of commercial goods, works, services	Production of non-commercial goods, works, services	Total for the Company
In 2004				
Proceeds of segment	16,309,538	633,342	106,710	17,049,590
Profit (loss) of segment	1,704,474	255,079	9,959	1,969,512
Expenses not distributed by segments	x	x	x	4,489,575
Income not distributed by segments	x	x	x	2,154218
Capital investments	1,614,091	62,679	10,561	1,687,331
Depreciation charges for fixed assets in the reporting year	1,694,763	65,812	11,088	1,771,664
Depreciation charges for intangible assets in the reporting year	0	0	0	0
In 2003				
Proceeds of segment	16,309,538	633,342	106,710	17,049,590
Profit (loss) of segment	16,552,872	560,443	122,158	17,235,473
Expenses not distributed by segments	1,565,362	174,570	18,888	1,758,820
Income not distributed by segments	x	x	x	5,055,648
Capital investments	x	x	x	3,364,734
Depreciation charges for fixed assets in the reporting year	1,600,947	54,204	11815	1,666,966
Depreciation charges for intangible assets in the reporting year	1,606,645	54,397	11,857	1,672,899
As of December 31, 2004	0	0	0	0
Assets of segment	16,552,872	560,443	122,158	17,235,473
Assets not distributed by segments	30,928,875	1,201,049	202,361	32,332,285
Assets – total	x	x	x	336,458

	Production and distribution of electric and heat energy	Production of commercial goods, works, services	Production of non-commercial goods, works, services	Total for the Company
Liabilities of segment	x	x	x	32,668,743
Liabilities not distributed by segments	4,683,808	181,885	30,645	4,896,338
Liabilities — total	x	x	x	1,939,889
As of 31.12.2003	x	x	x	6,836,227
Assets of segment	30,928,875	1,201,049	202,361	32,332,285
Assets not distributed by segments	x	x	x	336,458
Assets - total				
Liabilities of segment				
Liabilities not distributed by segments	31,296,176	1,059,618	230,962	32,586,756
Liabilities - total	X	X	X	308,723

Proceeds (income) of segments arose due to results of operations with external buyers. There are no operations with other segments. Summarized financial performance by segments is different from profit from sales of the companies indicated in column "Total for the Company ", line "Profit (loss) of segment", by general and other expenses in respect of the Company's operations undistributed by segments. Expenses in respect of the income tax and other similar obligatory payments, interest payable and receivable, income from participation in other companies, as well as extraordinary income and expenses are not included into profit (loss) of segment.

Other operating income and expenses as well as non-operating income and expenses were not distributed among the segments as it was inexpedient and had no necessary basis. Chiefly assets segments included fixed assets, intangible assets, inventories, work in progress, accounts receivable, cash assets and other current assets. Financial investments were not included into assets of segments. Liabilities of segments included short-term and long-term liabilities, except for payables to budget for income tax and liabilities related to credits and loans granted for funding of the Company's operation. Capital investments of segments included capital investments into fixed assets and intangible assets.

In 2004 the total proceeds from sales of OAO Kuzbassenergo amounted to 17,049,590 thousand rubles, including from energy production – 16,309,538 thousand rubles or 95.7%. Total gross profit of the Company in 2004 amounted to 1,969,512 thousand rubles, including for segment "Production of electric and heat energy" – 1,704,474 thousand rubles.

According to the table the basic operating segment of OAO Kuzbassenergo was "Production of electric and heat energy". Assets of this segment amounted to 94.7% of all assets of OAO Kuzbassenergo or 30,928,875 thousand rubles. 68.5% of all Company's liabilities fell to this segment (4,683,808 thousand rubles). It should be noted that 1,939,889 thousand rubles were not distributed as they included liabilities related to credits and loans granted for funding of the Company's operation.

Geographic Segments

Breakdown of OAO Kuzbassenergo operations by geographic segments was not carried out as products we produced and sold in one geographic region - Kemerovo region.

3.22. Post Balance Sheet Events

Post balance sheet event is a business event which has influence or may have influence on the financial condition, cash flow or performance of the Company and which takes place from the reporting date and date of signing of the Financial Statements for the reporting year.

<u>Dividends</u>

The Company does not plan to accrue and pay any dividends for 2004. In 2004 the Company does not accrue and pay any dividends for 2003.

3.23. Contingent Liabilities

Claims

Claims laid against OAO Kuzbassenergo in 2004: 82 claims to the amount of 74,944.55 thousand rubles. Including: 18 claims amounted to 12,987.81 thousand rubles were actually allowed; 65 claims amounted to 52,390.18 thousand rubles were denied; as of January 1, 2005 one claim was pending (to the amount of 9,712.61 thousand rubles).

Claims laid by OAO Kuzbassenergo in 2004: 1,825 claims to the amount of 446,174.42 thousand rubles. Including: 256,811.64 thousand rubles were actually received under 920 claims; 726 claims amounted to 150,942.86 thousand rubles were denied; as of December 31, 2004 207 claims were pending (to the amount of 47,604.09 thousand rubles).

Suit mounted against OAO Kuzbassenergo in 2004: 127 petitions to the amount of 241,402.94 thousand rubles. Including: 44 suits amounted to 119,359.36 thousand rubles were actually allowed; 85 suits amounted to 749,851.14 thousand rubles were denied; as of December 31, 2004 50 suits were pending (to the amount of 1,007,930.92 thousand rubles).

Suit mounted by OAO Kuzbassenergo in 2004: 2,075 petitions to the amount of 973,958.08 thousand rubles. Including: 1,984 suit amounted to 1,214,699.36 thousand rubles were actually allowed; 25 suits amounted to 975,737.19 thousand rubles were denied; As of January 1, 2005 283 suits were pending (to the amount of 1,055,244.05 thousand rubles).

More detailed information indicating the persons involved in contest to the amount of more than 10 million rubles pending as of December 31, 2004:

Claims (petitions) against OAO Kuzbassenergo:

4) Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on recovery of tax penalties to the amount of 214,938.640 thousand rubles;
5) Ministry of Finance of the Russian Federation on recovery of principal amount under loan agreement, and interest on loan and interest on use of borrowed funds to the total amount of 62,985.3 thousand rubles;
6) Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on recovery of taxes and penalties to the total amount of 680,274.8 thousand rubles;

Claims laid by OAO Kuzbassenergo and pending as of December 31, 2004:

10) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on payment of tax to the amount of 11,552.3 thousand rubles, penalties and fines to the amount of 2,310.5 thousand rubles;
11) to invalidate the Resolutions of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of property tax to the total amount of 108.4 thousand rubles;
12) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional payments for water body usage to the amount of 11,586.5 thousand rubles, charge of penalties to the amount of 546.8 thousand rubles and fine to the amount of 2,317.3 thousand rubles;
13) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on payment of VAT to the amount of 200,843.9 thousand rubles, penalties to the amount of 40,168.8 thousand rubles;
14) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation on additional charge of property tax to the amount of 78,878.9 thousand rubles, respective penalties and fines to the total amount of 11,443.5 thousand rubles;
15) to invalidate the claims of the Inspectorate of the Ministry of Taxation of the Russian Federation and Inter-District Inspectorate of the Ministry of Taxation for Kemerovo region on payment of property tax and income tax to the total amount of 57,258 thousand rubles;
16) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of income tax and penalties for 2002 to the total amount of 34,609.3 thousand rubles;
17) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of income tax and penalties for 2003 to the total amount of 35,369.5 thousand rubles;
18) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional payments for water body usage to the amount of 12,114.9 thousand rubles, charge of penalties to the amount of 1,108.8 thousand rubles, fine to the amount of 2,422.9 thousand rubles;
10) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of property tax to the amount of 112,862 thousand rubles;
11) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of income tax to the amount of 39,517 thousand rubles, penalties to the amount of 4,285.2 thousand rubles, additional payments for income tax to the amount of 2,469.9 thousand rubles and fine to the amount of 7,903.4 thousand rubles;
12) to invalidate the Resolution of the Inspectorate of the Ministry of Taxation of the Russian Federation for Kemerovo on additional charge of payments for water body usage at the rate of 11,707.2 thousand rubles, penalties to the amount of 1,182.2 thousand rubles, fine to the amount of 2,341.5 thousand rubles.

The emerging market characteristics prevail in the economy of the Russian Federation. Economic stability prospects to a large extent depend on the efficiency of economic measures undertaken by the Government as well as on development of legal and political systems.

General Director of OAO Kuzbassenergo S. N. Mikhailov

Chief accountant of OAO Kuzbassenergo A. N. Ryumova

Deputy General Director for economy and finance of OAO Kuzbassenergo A.M. Lavrov

Appendix No.6. Consolidated Financial Statement of OAO Kuzbassenergo for the Financial Year of 2005

Appendix
to the Order of the Russian Federation
Ministry of Finance
of July 22, 2003 No. 67 n

BALANCE SHEET

(with subsidiaries)

as of December 31, 2005

	CODES
Form No.1 in OKUD	0710001
Date [year, month, day]	2005 12 31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF/OKFS	47\41
OKEI	384

Company **OAO Kuzbassenergo**
Taxpayer identification number
Type of activity industry
Business form \ form of ownership **joint-stock**
Unit RUB '000
Location (address) Kemerovo, 30, Kuznetsky avenue

Date of approval	
Date of delivery	March 17, 2006

ASSETS	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
I. NONCURRENT ASSETS				
Intangible assets		110	3	1
including:				
rights for patents, programs, trade marks (service marks), other rights and assets similar to enumerated		111	3	1
organization expenses		112		
goodwill		113		
other types of intangible assets		114		
R&D results		115		
Fixed assets		120	27,235,026	27,455,141
including:				
land plots and natural resources		121	569,360	570,063
buildings, machinery and equipment, constructions		122	26,599,005	26,817,807
other types of fixed assets		123	66,661	67,271
Construction in progress		130	1,699,999	1,398,467
including:				
equipment to be installed		*13001*	165,429	80,803
investments into noncurrent assets		*13002*	1,534,570	1,317,664
Income-bearing investments in tangible assets		135	8	6
including:				
property for leasing		136	8	6
rental property		137		
Long-term financial investments		140	244,682	59,692
including:				
investments in subsidiaries		141	155,296	
investments in associates		142		

ASSETS	Note	Code	At the beginning of the reporting year	At the end of the reporting year
investments in other entities		143	[illegible]	
loans provided to companies for a period over 12 months		144		
Other long-term financial investments		145	50,833	52,487
FOR INTEGRATED STATEMENTS				
Goodwill of subsidiaries		146		
Assessment of the head office participation in associate		147		
Deferred tax assets		148	528,100	453,779
Other noncurrent assets		150		9,296
TOTAL for section I		190	29,707,818	29,376,382

ASSETS	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
II. CURRENT ASSETS				
Inventories		210	1,319,597	1,382,775
including:				
raw materials and other inventories		211	1,231,804	1,308,666
including:				
fuel oil		*21101*	61,187	61,797
coal		*21102*	605,173	748,803
diesel fuel		*21103*	5	4
other process fuel		*21104*		
repair parts		*21105*	148,422	122,947
other materials		*21107*	417,017	375,115
livestock		212		
work in progress		213	425	532
finished goods and goods for resale		214	30,619	32,736
goods dispatched		215	2 659	289
deferrals		216	54,090	40,552
other inventories and expenses		217		
Value added tax on purchased valuables		220	720,223	798,846
including:				
VAT for sales of electrical energy through Federal National Wholesale Electric Power Market		*22001*	88,819	79,471
Accounts receivable (payments expected within more than 12 months after the reporting date)		230	1,193,816	234,107
including:				
buyers and customers		231	441,634	167,187
including:				
financed from the federal budget		*23101*		
financed from the budgets of the Russian Federation subjects		*23102*		
financed from the local budgets		*23103*		
other buyers and customers		*23104*	441,634	167,187
bills receivable		232	672,938	
debts of subsidiaries and associates		233		
advances issued		234	713	842
other receivables		235	78,531	66,078
Accounts receivable (payments expected within 12 months after the reporting date)		240	1,928,964	1 891,899
including:				
buyers and customers		241	1,240,230	781,146
including:				

power sales through Federal National Wholesale Electric Power Market inside the group		*24101*		
agents in sale of electrical and heat energy		*24102*		
companies financed from the federal budget		*24103*	16,449	5,408
companies financed from the budgets of the Russian Federation subjects		*24104*	9,999	5,280
companies financed from the local budgets		*24105*	31,416	21,240
other consumers of electrical and heat energy		*24106*	1,078,699	610,980
subscription payables		*24107*		
other buyers and customers		*24108*	103,667	138,238
bills receivable		242		672,938
debts of subsidiaries and associates		243		
outstanding shareholders' contributions to authorized capital		244		
advances issued		245	196,251	209,429
including:				
to suppliers of electrical and heat energy		*24501*	5,800	279
to suppliers of fuel		*24502*	35,011	39,909
to suppliers of materials		*24503*	20,864	27,470
to construction companies		*24504*	15,533	42,815
to maintenance companies		*24505*	14,506	15,933
to suppliers of services		*24506*	72,130	53,550

ASSETS	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
other advances issued		*24507*	32,407	29,473
other receivables		246	492,483	228,386
including:				
fines, penalties under contracts		*24601*		
tax overpayment into the federal budget		*24602*	41,723	27,818
tax overpayment into the budgets of the Russian Federation subjects		*24603*	156,821	31,730
tax overpayment into the local budgets		*24604*	82,110	25,856
overpayment to state off-budget funds		*24605*	5,272	1,818
payables to RAO UES of Russia for engineering services		*24607*		
receivables from RAO UES of Russia for engineering services		*24608*		
payables to RAO UES of Russia for EAD		*24609*		
receivables from RAO UES of Russia for EAD		*24610*		
other receivables		*24611*	206,557	141,164
Short-term financial investments		250	94,986	74,775
including:				
loans provided to other companies for a period of up to 12 months		251		
other short-term financial investments		253	94,986	74,775
Cash assets		260	373,324	510,081
including:				
cash		261	358	373
settlement accounts		262	371,299	508,993
currency accounts		263		
other cash assets		264	1,667	715
including:				

special accounts in banks		*26401*	311	192
monetary instruments		*26402*	1,356	169
transfers in transit		*26403*		354
Other current assets		270	-	3,417
including:				
current in-house settlements		*27002*	-	
construction in-house settlements		*27003*	-	
EAD in-house settlements		*27004*		-
in-house settlements for objects protection estimates		*27006*	-	-
VAT in-house settlements		*27007*		
other current assets		*27005*		3,417
TOTAL for section II		290	5,630,910	4,895,900
Balance		300	35,338,728	34,272,282

LIABILITY	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
III. EQUITY AND PROVISIONS				
Authorized capital		410	606,164	606,164
including:				
preference shares		*41001*		
ordinary shares		*41002*	606,164	606,164
Stock redeemed from shareholders		415		
Surplus capital		420	24,993,706	24,924,370
Allocated property settlements		423		
Capital reserves		430	18,446	19,306
including:				
reserves and provisions arose in accordance with legislation		431	18,446	19,306
reserves and provisions arose in accordance with constituent documents		432		
Target financing		450		
Retained earnings for the prior years		460	1,367,482	1,427,359
Uncovered losses for the prior years		465		
Retained earnings of the reporting year		470	-	86,765
Uncovered losses of the reporting year		475	-	
TOTAL for section III		490	26,985,798	27,063,964
FOR INTEGRATED STATEMENTS			-	
Goodwill of subsidiaries		495		
Minority interest		500	26,664	33,060
IV. LONG-TERM LIABILITIES				
Loans and credits		510	-	-
including:				
bank loans due within more than 12 months after the reporting date		511		
loans due within more than 12 months after the reporting date		512		
Deferred tax liabilities		515	664,630	557,780
Other long-term liabilities		520	2,956,215	1,260,975
including:				
accounts payable of suppliers and contractors		52001	1,512,885	1,240,468
accounts payable to social funds		52002	383,790	7,941
including:				
To the Russian Federation pension fund		*52003*	35,982	
To the obligatory medical insurance fund		*52004*		
To the employment fund		*52005*		

LIABILITY	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
To the social security fund		*52006*		
for fines and penalties to state off-budget funds		*52007*	347,808	7,941
accounts payable to budget (restructured taxes)		52008	1,059,540	12,566
including:				
to federal budget		*52009*	1,021,326	2,322
to Russian Federation subjects budgets		*52010*	22,287	9,671
to local budgets		*52011*	15,927	573
accounts payable in respect of the income tax based on transition period		52020	-	-
including:				
to federal budget		*52021*		
to Russian Federation subjects budgets		*52022*		
to local budgets		*52023*		
other long-term liabilities		52012		
TOTAL for section IV		590	3,620,845	1,818,755
V. CURRENT LIABILITIES				
Loans and credits		610	1,939,889	1,606,127
including:				
bank loans due within 12 months after the reporting date		611	1,671,535	1,595,127
loans due within 12 months after the reporting date		612	268,354	11,000
Accounts payable		620	2,498,794	2,967,794
including:				
suppliers and contractors		621	604,691	856,641
including:				
to suppliers of electric energy through Federal National Wholesale Electric Power Market		*62101*	165,709	305,258
to other suppliers of electrical and heat energy		*62102*	16	23
to suppliers of gas		*62103*	65,954	4,240
to suppliers of fuel oil		*62104*	117	2,730
to suppliers of coal		*62105*	132,993	284,392
to suppliers of other fuel		*62112*		
to construction companies		*62106*	68,827	24,351
to maintenance companies		*62107*	22,701	7,112
for subscription fee to RAO UES of Russia		*62108*	60,000	160,000
payables to Rosenergoatom		*62110*	1,878	2,753
payables to nuclear power plant		*62111*		
to other suppliers and contractors		*62109*	86,496	65,782
for subscription fee to Central Dispatch Administration of the Unified Energy System of Russia		*62113*		
for subscription fee to OAO Federal Network Company		*62114*		
bills payable		622	559,202	452,260
payables to subsidiaries and associates		623		
salaries payable		624	63,231	76,249
including:				
current		*62401*	63,231	76,249
outstanding		*62402*		

payable to state off-budget funds		625	64,595	49,069
including:				
To the Russian Federation pension fund		*62501*	50,433	37,031
To the obligatory medical insurance fund		*62502*	983	4,522
To the employment fund		*62503*		
To the social security fund		*62504*	421	2,217
related to fines and penalties to state off-budget funds		*62505*	12,758	5,299
tax and charges liabilities		626	443,391	677,800
payables to budget, current		62610	443,391	677,800
including:				
to federal budget		*62601*	230,076	457,555
to Russian Federation subjects budgets		*62602*	128,470	157,250
to local budgets		*62603*	84,845	62,995
payables to budget on income tax on the basis of transition period		*62620*	-	-
including:				
to federal budget		*62621*		
to Russian Federation subjects budgets		*62622*		
to local budgets		*62623*		
advances received		627	297,405	496,457
including:				
from consumers of electric energy through Federal National Wholesale Electric Power Market		*62701*		
from other consumers of electrical and heat energy		*62702*	285,302	480,983
other received advances		*62703*	12,103	15,474
other payables		628	466,279	359,318
including:				
VAT in unpaid products		*62801*	451,445	352,074
payables to off-budget R&D fund		*62802*		
payables to RAO UES of Russia for engineering services		*62804*		
receivables from RAO UES of Russia for engineering services		*62805*		
payables to RAO UES of Russia for EAD		*62806*		
receivables from RAO UES of Russia for EAD		*62807*		
other payables		*62808*	14,834	7,244

LIABILITY	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
Payables to members (founders) related to income		630	141	374,772
Deferred income		640	266,597	407,810
Provisions for future expenses and payments		650		
Other current liabilities		660	-	-
including:				
current in-house settlements		*66002*		
construction in-house settlements		*66003*		
EAD in-house settlements		*66004*		
in-house settlements for objects protection estimates		*66006*	-	
VAT in-house settlements		*66007*		
other current liabilities		*66005*		
TOTAL for section V		690	4,705,421	5,356,503

BALANCE		700	35,338,728	34,272,282

Reference to items accounted on off-balance accounts

ASSETS	Note	Code	At the beginning of the reporting year	At the end of the reporting year
Leased fixed assets		910	145,496	142,380
including by leasing		911		
Inventory holdings accepted for custody		920	9,999	9,407
Materials accepted for processing		925	3,066	658
Goods on commission		930		
Equipment accepted for assembly		935		
Bad debts of insolvent debtors written off to losses		940	573,870	490,530
Security of liabilities and payments received		950	183,951	88,226
Security of liabilities and payments issued		960	1,127,560	719,451
Accumulated depreciation		970	1,426	1,113
Depreciation of auxiliary engineering facilities and other similar items		980		
Registered forms		990		36
Fixed assets granted on lease		992		
Intangible assets obtained for use		995		

Chief Executive Officer S. N. Mikhailov

Chief Accountant A. N. Ryumova

17.03.2006

Income Statement
Form No.2

as of 2005

	CODES
	0710002
Date (year, month, day)	2005.12.31
OKPO	105 638
TIN	4200000333 420501001
OKVED	40.10.11
OKOPF/OKFS	47 | 41 |
OKEI	384

DESPATCHED PRODUCTS TABLE

Company OAO Kuzbassenergo

Taxpayer identification number

Type of activity - industry

Business form / form of ownership-joint-stock

Unit:........RUB '000...............................

Address: Kemerovo, 30 Kuznetsky avenue

For dispatched products

Item	Note	Code line	For reporting period	For similar period of the prior year
1	A	2	3	4
I. Income and expenses on ordinary activities				
Proceeds (net) from sale of goods, products, works, services (less VAT, excise tax and other similar mandatory payments), ...	3.13	**010**	**20, 478,057**	**17,003,199**
including from sales:				
of electric energy to domestic customers		011	14,873,504	12,783,451
export of electric energy		012	-	-
of heat energy...		013	3,924,419	3,484,114
subscription fee (for RAO UES of Russia)... ...		014	-	-
proceeds from electric and heat power transportation		018	263,817	194, 821
other commercial goods, products, works, services		015	1,303,314	435,663
other non-commercial goods, products, works, services		016	113,003	105,150
goods, products, works, services according to principal activity (for institutes)		017		
Cost of goods, products, works, services sold		**020**	**(18,278,763)**	**(15,042,615)**
including sold:				
electric energy to domestic customers		021	(13,583,714)	(11,568,747)
electric energy for export		022	-	-
heat energy... ...		023	(3,41, 532)	(3,003,319)
subscription fee (for RAO UES of Russia)		024	-	-
other commercial goods, products, works, services		025	(378,263)	(385,873)
other non-commercial goods, products, works, services		026	(96,751)	(103,270)
goods, products, works, services according to principal activity (for institutes)		027		
Gross profit (010 - 020)		**029**	**2,199,294**	**1,960,584**
Selling expenses		030	(19,672)	(2,489)
Administrative expenses		040	(7,379)	(7,234)
Profit (loss) from sales (lines 010 - 020 - 030 - 040)		**050**	**2,172,243**	**1,950,861**
II. Other income and costs				
Interest receivable............	2.13	060	5,194	2,668
Interest payable...		070	(179,593)	(199,188)
Income from participation in other companies..	2.13	080	1,150	
Other operating income.	3.14	090	2,527,494	1,942,101
Other operating expenses	3.14	100	(3,529,092)	(2,426,364)
Non-operating income...	3.15	120	130,033	193,853
Non-operating expenses...	3.15	130	(1,208,460)	(1,607,004)
Profit (loss) before tax (lines 050 + 060 -070 + 080 + 090 -100 +120- 130)		**140**	**(81,031)**	**(143,073)**
Deferred tax assets		143	182,947	105,775
Deferred tax liabilities		144	(85,964)	(170,585)
Current income tax		145	(394,295)	(311,176)
Other similar obligatory payments		146	850,013	(1,071,695)
Income tax and other similar obligatory payments		**150**	**552,701**	**(1,447,681)**
Profit (loss) from operations (lines 140 - 150)......		**160**	**471,670**	**(1,590,754)**

III. Extraordinary income and expenses.				
Extraordinary income…	3.17	170	28,325	9,361
Extraordinary expenses	3.17	180	(6,821)	(11,359)
FOR INTEGRATED STATEMENTS				
Capitalized income (loss)		184	-	-
Minority interest		185	1,872	8,587
Net profit (retained earnings (loss) of the reporting year (lines160+170-180+184)		**19010**	**493,174**	**(1,592,752)**
FOR REFERENCE				
Constant tax liabilities		200	307,501	376,551

Only for Annual Financial Statements

Item	Note	Code lines	For reporting period	For similar period of the prior year
1	A	2	3	4
FOR REFERENCE.				
Basic Profit (loss) per share		201	0.8136	-2.6276
Diluted Profit (loss) per share	3.22	202	0.8136	-2.6276

BREAKDOWN OF SPECIFIC INCOME AND LOSS

Item	Note	Code lines	For the reporting year	For similar period of the prior year
1	A	2	3	4
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on their recovery				
profit		210	16,243	7,888
loss		211	6,563	9,850
Profit (loss) for the prior years profit		220	53,235	127,478
loss		221	226,220	10,664
Compensation of damages caused by defaulted obligations or improperly fulfilled obligations profit		230	-	-
loss		231	-	-
Exchange differences on foreign currency transactions profit		240	16	
loss		241	73	5
Allocation to revaluation provisions loss		250	443,295	200,000
Written off past due accounts receivable and accounts payable with expired limitation period profit		260	2,486	10,671
loss		261	107,793	394,526

Chief Executive Officer S.N.Mikhailov
Chief Accountant A.N.Ryumova

17.03.2006

Breakdown of Form No.2 "Income Statement" **as of 2005**
according to internal standard of RAO UES of Russia

For dispatched products

Item		Code line	For reporting period	For similar period of the *prior year*
1		2	3	4
Interest payable		**070**	**179,593**	**199,188**
including:				
Interest on credits, loans		07003	171,049	165,180
Other Interest payable (interest on bills, bonds and so on)		07004	8,544	34,008
Other operating income	2.13	**090**	**2,527,494**	**1,942,101**
including:				
From sales of fixed assets, except apartments	2.5	09001	58,225	50,009
From sales of apartments		09002	1,235	4,971
From sales of inventories		09003	197,627	226,488
From exchange differences		09004	-	-
From sales of intangible assets		09005	-	-
From sales of securities		09006	2,074,643	1,546,369
From sales of other assets		09007	135,295	26,533
From joint venture		09009	-	-
Other operating income		**09010**	**60,469**	**87,731**
			60,469	87,731
			-	-
			-	-
			-	-
			-	-
			-	-
Other operating expenses		**100**	**3,529,092**	**2,426,364**
including:				
From sales of fixed assets, except apartments	2.5	10001	92,748	38,615
From sales of apartments		10002	1,228	5,399
From sales of inventories		10003	213,212	220,224
From exchange differences		10004	-	-
From sales of intangible assets		10005	-	-
From sales of securities		10006	2,068,367	1,541,003
From sales of other assets		10007	158,231	26,527
Police tax		10011	-	
Property tax		10012	373,887	344,625
Motor car resale tax		10013	-	
Premises cleaning tax		10014	-	
Advertising tax		10015	-	34
Additional payment to budget in respect of income tax		10016	-	-
Securities transaction tax		**10026**	-	200
Fee for name "Russia"		**10028**	-	-
Other taxes		10017	-	
Bank services		10018	15,030	14,694
Suspended facilities maintenance		10019	2,199	2,179
Canceled manufacturing orders		10020	-	-
Production costs without results		10021	1,100	2,092
Securities support expenses		10022	274	
Provision for doubtful accounts		**10024**	324,676	200,000
Provision for devaluation of investments		**10025**	118,619	-
Provision for reduction of inventory value		**10029**	-	-
Provision for liquidation		**10030**	-	-
Provision for other contingent liabilities		**10031**	-	-
Retirement of assets without income	2.5	10032	136,946	24,632
VAT for free transferred property		10033	38	4
Transfer of property to public property		10034	22,533	6,086
Other operating expenses		**10023**	**4**	**50**
			4	50
			-	-
			-	-
			-	-

			-	-
Non-operating income, including :	2.13	**120**	**130,033**	**193,853**
Profit of 2004, revealed in the reporting period		12001	22,264	-
Profit of 2004, revealed in the reporting period		12002	29,683	12,563
Profit of 2002, revealed in the reporting period		12003	1,275	214
Profit till 01.01.2002, revealed in the reporting period		12004	13	114,701
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on their recovery		12005	16,243	7,888
Accounts payable of more than three years		12008	2,486	10,671
Exchange differences		12009	16	
Property in excess based on inventory		12010	15,682	19,328
Free received assets, except fixed assets and intangible assets		12011	13	52
Income from free received fixed assets, determined according to the established procedure	2.5	12012	1,880	1,816
Amount differences		12013	45	77
Other non-operating income		**12014**	**40,433**	**26,543**
			40,433	26,543
			-	-
			-	-
			-	-
			-	-

			-	-
Non-operating expenses, including :		**130**	**1,208,460**	**1,607,004**
Loss of 2004 revealed in the reporting period		13001	137,483	-
Loss of 2003 revealed in the reporting period		13002	86,264	6,720
Loss of 2002 revealed in the reporting period		13003	2,461	3,649
Loss till 2002 revealed in the reporting period		13004	12	295
Fines and penalties recognized or in respect of which there are court (arbitration) judgments on their recovery		13005	6,563	9,850
State duties under agreements		13007	1,552	654
Liabilities of more than three years		13008	107,793	394,526
Exchange differences		13009	73	5
Legal costs		13010	98	563
Amount differences		13011	135	173
Theft, shortage		13021	14,202	79
Write-off of inventories in excess of rates of natural loss		13022	2,192	3
Execution costs		13024	-	-
Social support out of profit		13026	-	871
Payment for apartments of personnel		13027	1,113	1,192
Expenses for sports events		**13030**	2,247	869
Expenses for social activities		**13031**	2,588	2,924
Expenses for charity		**13032**	23,253	6,414
Other non-operating expenses		**13029**	**820,431**	**1,178,217**
			820,431	1,178,217
			-	-
			-	-
			-	-
			-	-
			-	-

Income tax and other similar obligatory payments		**150**	**(552,701)**	**1,447,681**
including:				
Income tax and other similar payments		15001	(10,189)	(33,213)
Income tax on the basis of transition period		**15005**	-	32,648
Constant tax liabilities		15006	307,501	376,551
Write-off of Deferred tax liabilities		15007	(14,949)	(86)
Write-off of Deferred tax assets		15008	257,580	456
Fines of Inspectorate of the Ministry of Taxation ,		**15010**	**(3,012)**	**(674)**
including:				
for income tax		15011	(55)	490
for VAT		15012	(1,946)	(2,113)
for property tax		15013	1	39
for other taxes		15014	(1,012)	910

Penalties of Inspectorate of the Ministry of Taxation				
including:				
for income tax		15021	(570)	2,965
for VAT		15022	152,615	(34,033)
for property tax		15023	206	354
for other taxes		15024	3,843	3,882
Penalties of State Tax Inspectorate restructured (recognized in the reporting period)		**15050**	**(19)**	**5**
including:				
for income tax		15051	(7)	-
for VAT		15052	(3)	-
for property tax		15053	-	5
for other taxes		15054	(9)	
Fines to state off-budget funds,		**15030**	**5**	**21**
including:				
Russian Federation pension fund		15031	2	8
Social security fund		15032	3	13
Obligatory medical insurance fund		15033	-	
Employment fund		15034	-	
Penalties to state off-budget funds,		**15040**	**5,590**	**633**
including:				
Russian Federation pension fund		15041	5,487	331
Social security fund		15042	(2)	208
Obligatory medical insurance fund		15043	105	94
Employment fund		15044	-	
Penalties to state off-budget funds, restructured (recognized in the reporting period)		**15060**	-	**2,403**
including:				
Russian Federation pension fund		15061	-	3,327
Social security fund		15062	-	
Obligatory medical insurance fund		15063	-	
Employment fund		15064	-	(924)
Other obligatory payments		**15045**	**15,719**	**(131,022)**
Profit related to write-off of restructured tax penalties		15070	(1,267,021)	1,226,791
			-	-
			-	-
Extraordinary income...	3.17	**170**	**28,325**	**9,361**
amounts of insurance compensation		17031	28,325	9,348
cost of inventory holdings after write-off due to		17032	-	13
other extraordinary income		17033	-	-
Extraordinary expenses...	3.17	**180**	**6,821**	**11,359**
cost of lost inventory holdings		18001	86	80
loss from write-off due to extraordinary circumstances		18002	4 ,756	5,223
other extraordinary expenses		18005	1,979	6,056
			-	-

Chief Executive Officer S.N.Mikhailov
Chief Accountant A.N.Ryumova
17.03.2006

STATEMENT ON CHANGES IN EQUITY

for 2005

	CODES
Form No. 3 in OKUD	0710003
Date (year, month, day)	2005-12 31
in OKPO	105638
TIN	4200000333
in OKVED	40.10.11
OKOPF /OKFS	47/41
OKEI	384

Company ....OAO Kuzbassenergo..................................

Taxpayer identification number

Type of activity.........industry......................................

Business form/form...

of ownership.............joint-stock ....

Unit: ....RUB '000 ....

Address: Kemerovo, 30 Kuznetsky avenue

Integrated Statement

I. Change in equity

Indicator item	Code	Authorized capital	Surplus capital	Capital reserves	Retained earnings (uncovered losses)	Total
1	2	3	4	5	6	7
Balance as of 31 December of the year preceding the prior year	010	606,164	23,605,563	17,455	473,982	24,703,164
2004 (prior year) Change in accounting principles	011	x	x	x		-
Revaluation of fixed assets	012	x	1,032,054	x	(288)	1 031 766
Change in accounting principles	013	x			170,863	170,863
Balance as of January 1 of the prior year	020	606,164	24,637,617	17,455	644,557	25,905,793
Exchange differences	023	x		x	x	-
Net profit	025	x	x	x	(1,590,859)	(1,590,859)
Dividends	026	x	x	x	(1,230)	(1,230)
Allocations to capital reserves	030	x	x	996	(996)	-
Increase in equity due to:	040	-	-		2,320,452	2,320,452

additional share issue	041		x	x	x	-
increased par value of shares	042		x	x	x	-
reorganization of the legal entity	043		x	x		-
other	044				2,320,452	2,320,452
						-
Reduction of equity due to:	050	-	(2,320,468)		(1,431)	(2,321,899)
reduced par value of shares	051		x	x	x	-
reduced number of shares	052		x	x	x	-
reorganization of the legal entity	053		x	x		-
other	054		(2,320,468)		(1,431)	(2,321,899)
Balance as of December 31 of the prior year	060	606,164	22,317,149	18,451	1,370,493	24,312,257
2005 (reporting year)						
Change in accounting principles	061	x	x	x		-
Revaluation of fixed assets	062	x	2,676,703	x		2,676,703
Change in accounting principles	063	x	(146)	(5)	(3,011)	(3,157)
Balance as of January 1 of the reporting year	100	606,164	24,993,706	18,446	1,367,482	26,985,798
Exchange differences	103	x		x	x	-
Net profit	105	x	x	x	493,174	493,174
Dividends	106	x	x	x	(412,316)	(412,316)
Allocations to capital reserves	110	x	x	1,020	(1,020)	-
Increase in equity due to:	120	-	-	-	69,336	69,336
additional share issue	121		x	x	x	-
increased par value of shares	122		x	x	x	-
reorganization of the legal entity	123		x	x		-
other	124				69,336	69,336
Reduction of equity due to:	130	-	(69 336)	(160)	(2,532)	(72,028)
reduced par value of shares	131		x	x	x	-
reduced number of shares	132		x	x	x	-
reorganization of the legal entity	133		x	x		-
other	134		(69,336)	(160)	(2,532)	(72,028)

Balance as of December 31 of the reporting year	140	606,164	24,924,370	19,306	1,514,124	27,063,964

II. PROVISIONS

Indicator: item	Code	Balance	Acquired	Used	Balance
1	2	3	4	5	6
Reserves and provisions arose in accordance with legislation:					
data of the prior year	150	17,455	996		18,451
data of the reporting year	151	18,446	860		19,306
Reserves and provisions arose in accordance with constituent documents:					
data of the prior year	152				-
data of the reporting year	153				-
Evaluation provisions:					
provision for doubtful accounts					
data of the prior year	160	146,300	200,000	(146,300)	200,000
data of the reporting year	161	200,000	324,676	(200,000)	324,676
provision for devaluation of investments					
data of the prior year	162				-
data of the reporting year	163		118,619		118,619
provision for liabilities which arise due to recognition of liquidation					
data of the prior year	164				-
data of the reporting year	165				-
provision arose in respect of consequences of conditional operating factors					
data of the prior year	166				-

data of the reporting year	167				-
provision for reduction of inventory value					
data of the prior year	168				-
data of the reporting year	169				-
other					
data of the prior year	170				-
data of the reporting year	171				-
Provisions for future expenses:					
provision for payment of remuneration at the end of the year					
data of the prior year	180				-
data of the reporting year	181				-
provision for vocations (including allocations)					
data of the prior year	182				-
data of the reporting year	183				-
provision for annual remuneration for long service					
data of the prior year	184				-
data of the reporting year	185				-
provision for repair of fixed assets					-
data of the prior year	186		1,287,648	(1,287,648)	-
data of the reporting year	187		1,542,238	(1,542,238)	-
other					
data of the prior year	188				-
data of the reporting year	189				-

References

Indicator Item	Code		Balance at the beginning of the year	Balance at the end of the year
1	2		3	4

1) Net assets	200	27,252,395		27,471,774	
		From budget		From off-budget funds	
		for the reporting year	for the prior year	for the reporting year	for the prior year
		3	4	5	6
2) Received for operational expenses - total	210	-	-	-	-
including:					
for payments to Chernobyl cleanup veterans	211				
	212				
capital investments into noncurrent assets	220	-	-	-	-
including:					
	221				
	222				

Chief Executive Officer _______________ C.H. Mikhailov
(signature)

Chief Accountant _______________ A.H. Ryumova
(signature)

17.03.2006

CASH FLOW STATEMENT

for 2005

		CODES
INTEGRATED	Form No.4 in OKUD	0710004
	Date [year, month, day]	2005 12 31
Company **OAO Kuzbassenergo**	in OKPO	105638
Taxpayer identification number	TIN	4200000333
Type of activity industry	in OKVED	40.10.11
Business form \ form of ownership **joint-stock**	OKOPF/OKFS	47\41
Unit RUB '000	OKEI	384

Indicator Item	Code	For the reporting year	For the similar period of the prior year
1	2	3	4
Cash balance at the beginning of reporting year	010	371,968	83,958
Cash flows from operating activities			
- Cash from buyers, customers	020	25,012,967	20,812,462
- Currency proceeds	030	4,469	1,039
- Cash related to extraordinary circumstances	040	28,325	9,348
- Cash from accounts inside the company	045	-	-
- other income	050	235,618	824,455
Cash used for:			
- purchased goods, works, services and other current assets	150	(14,603,039)	(11,675,016)
- wages and salaries	160	(1,703,802)	(1,562,536)
- dividends and interest	170	(176,284)	(167,589)
- settlement of taxes and duties	180	(3,653,282)	(3,283,079)
- payments related to extraordinary circumstances	181	(4,517)	(3,140)
- payments inside the Company	182	-	-
- social payments	183	(78,554)	(116,769)
- other expenses (payments)	190	(1,193,409)	(1,375,668)
Net cash received from operating activity	200	3,868,492	3,463,507
Cash flows from investment activities			
Sale of fixed assets and other non-current assets	210	23,934	43,130
Sale of securities and other financial investments	220	667,973	457,405
Dividends received	230	1,139	-
Interest received	240	1,782	380
Repayment of loans provided to other companies	250	500	2,200
Other proceeds	260	119,664	-
Acquisition of subsidiaries	280	-	-
Acquisition of fixed assets, income bearing investments in tangible and intangible assets	290	(1,893,714)	(1,261,132)
Acquisition of securities and other financial investments	300	(1,151,671)	(679,069)
Loans provided to other companies	310	-	(3,700)
Other expenses	320	(123,754)	-
Net cash from investment activities	340	(2,354,147)	(1,440,786)
Cash flows from financial activities			
Proceeds from issue of shares and other equity securities	350	-	-
Proceeds from loans provided to other companies	360	4,865,000	5,696,000
Proceeds related to target financing	370	-	-
Other income	380	56,302	153,287
Repayment of loans, credits (net of interest)	390	(4,939,000)	(5,580,000)
Settlement of financial lease liabilities	400	-	(5,412)
Other expenses	405	(1,359,057)	(1,998,586)
Net cash from financial activities	410	(1,376,755)	(1,734,711)
Net increase (decrease) of cash and cash equivalents	420	137,590	288,010
Cash balance at the end of reporting year	430	509,558	371,968

Effect of exchange differences	440	-	-

Chief Executive Officer S.N.Mikhailov

Chief Accountant A.N.Ryumova

17.03.2006

APPENDIX TO THE BALANCE SHEET

for 2005

	CODES
Form N5 in OKUD	0710005
Date [year, month, day]	2005\12\31
in OKPO	17230282
TIN	7705018828
in OKVED	74.15
OKOPF/OKFS	47\31
OKEI	384

Company **OAO Kuzbassenergo**
Taxpayer identification number
Type of activity: **industry**
Business form\form of ownership: **joint-stock**

Unit RUB '000

Integrated Statement

Intangible assets

Indicator		Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
item	Code				
1	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	4	-	-	4
including:					
of patent holder for invention, production piece, utility model	011	-	-	-	0
of right holder software, databases	012	-	-	-	0
of owner for trade mark and service mark, appellation of origin	014	4	-	-	4
Organization expenses	020	-	-	-	-
Goodwill	030	-	-	-	-
Other	040	-	-	-	-
Total	045	4	-	-	4

Indicator		At the beginning of the reporting year	At the end of the reporting year
item	Code		

1	2	3	4
Amortization of intangible assets - total	050	1	3

Fixed assets

Indicator Item	Code	Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
Buildings	110	11,604,528	313 194	(48,558)	11,869,164
Constructions and transfer mechanism	111	30,086,762	780 536	(104,434)	30,762,864
Machinery and equipment	112	34,628,298	1 239 264	(127,828)	35,739,734
Vehicles	113	291,619	35 992	(20,269)	307,342
Manufacturing and household equipment	114	92,641	23 300	(19,791)	96,150
Work stock	115	-	-	-	-
Productive livestock	116	-	-	-	-
Perennial planting	117	341	-	-	341
Other types of fixed assets	118	4,308	3,386	(3,131)	4,563
Land plots and natural resources	119	569,360	1,366	(663)	570,063
Capital investments for basic land improvement	120	-	-	-	-
Total	130	77,277,857	2,397,038	(324,674)	79,350,221

Indicator item	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
Fixed assets depreciation - total	140	50,042,831	51,895,080
including: buildings and constructions	141	24,980,683	25,896,003
machinery, equipment, vehicles	142	25,024,041	25,953,401
other	143	38,107	45,676
Let on lease of fixed assets - total	150	588,671	8,159,746
including: buildings and constructions	151	354,113	7,798,333
machinery, equipment, vehicles	152	208,986	253,221

other	153	25,572	108,192
Laid up fixed assets	155	215,416	189,783
Rented fixed assets - total	160	145,496	142,380
including:			
buildings and constructions	161	52,343	17,373
machinery, equipment, vehicles	162	6,399	1,704
other	163	86,754	123,303
Fixed assets put into operation and being in the process of state registration	165	208,943	287,001

For reference.	Code	At the beginning of the reporting year	At the beginning of the prior year
	2	3	4
Revaluation of fixed assets:	170	2,676,703	1,031,766
initial (restoration) value	171	6,206,804	4,118,943
depreciation	172	3,530,101	3,087,177

	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Change of fixed assets value due to completion, re-equipment, reconstruction, partial liquidation	180	652,175	785,079

Income-bearing investments in tangible assets

Indicator Item	Code	Availability at the beginning of the reporting year	Acquired	Retired	Availability at the end of the reporting year
1	2	3	4	5	6
Property for leasing	210	-	-	-	-
Property for rent	220	-	-	-	-
Other	230	13	-	-	13
Total	240	13	-	-	13

	Code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
Amortization of income-bearing investments in inventory	250	5	7

R&D Expenses

Types of works / item	Code	Availability at the beginning of the reporting year	Acquired	Written off	Availability at the end of the reporting year
1	2	3	4	5	6
Total	310	1,609	16,514	(6,789)	11,334
including:					
development technical documentation	311	-	1,399	-	1,399
	312	-	1,604	(550)	1,054
Other	313	1,609	13,511	(6,239)	8,881

For reference.	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Total research and development Expenses in progress	320		2,038
	Code	For the reporting year	For the similar period of the prior year
	2	3	4
Total unsuccessful research and development Expenses posted to non-operating expenses	330	5,790	6,914

Expenses for natural resources development

Indicator / Item	Code	Balance at the beginning of the reporting period	Acquired	Written off	Balance at the end of the reporting year
1	2	3	4	5	6

Expenses for natural resources development - total	410	-	-	-	-
including:					
	411	-	-	-	-
	412	-	-	-	-
Other	413	-	-	-	-

For reference.	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Expenses of natural resources development in progress	420	-	-
Expenses of unsuccessful natural resources development charged to non-operating expenses	430	-	-

Financial investments

Indicator		Long-term		Short-term	
Item	Code	At the beginning of the reporting year	At the end of the reporting year	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4	5	6
Investments in share capital of other companies, including - total	510	193,849	7,205	-	-
including subsidiary and associated companies	511	155,296	-	-	-
State and municipal securities	515	-	-	-	-
Securities of other companies - total	520	50,833	52,487	94,986	74,775
including debt securities (bonds, bills)	521	50,833	52,487	94,986	74,775
Loans granted	525	-	-	-	-
Deposits	530	-	-	-	-
Other	535	-	-	-	-
Total	540	244,682	59,692	94,986	74,775

Of the total financial investments carried at market value: investments in share capital of other companies - total	550	-	-	-	-
including subsidiary and associated companies	551	-	-	-	-
State and municipal securities	555	-	-	-	-
securities of other companies - total	560	-	-	-	-
including debt securities (bonds, bills)	561	-	-	-	-
Other	565	-	-	-	-
Total	570	-	-	-	-
For reference. Changes in financial investments carried at market value due to valuation adjustments	580	-	-	-	-
For debt securities - the difference between the historic cost and face value charged to financial result of the reporting year	590	-	-	-	-

Accounts receivable and accounts payable

Indicator		Balance at the beginning of the reporting year	Balance at the end of the reporting year
Item	Code		
1	2	3	4
Accounts receivable: short-term - total	610	1,928,964	1,891,899
including: receivables from buyers and customers	611	1,240,230	781,146
advances issued	612	196,251	209,429
other	613	492,483	901,324
long-term - total	620	1,193,816	234,107
including: receivables from buyers and customers	621	441,634	167,187
advances issued	622	713	842
other	623	751,469	66,078

Total	630	3,122,780	2,126,006
Accounts payable: short-term - total	640	4,438,683	4,573,921
including: payables to suppliers and contractors	641	604,691	856,641
advances received	642	297,405	496,457
tax settlements	643	443,391	677,800
credits	644	1,671,535	1,595,127
loans	645	268,354	11,000
other	646	1,153,307	936,896
long-term - total	650	2,956,215	1,260,975
including: payables to suppliers and contractors	651	1,512,885	1,240,468
tax settlements	652	1,059,540	936,896
credits	653	-	-
loans	654	-	-
other	655	383,790	7,941
Total	660	7,394,898	5,834,896

Expenses on ordinary activities (by types of expenses)

Indicator		For the reporting year	For the prior year
item	Code		
1	2	3	4
Materials	710	9,444,219	7,169,301
Wages and salaries	720	1,429,448	1,252,925
Social expenses	730	349,155	366,685
Depreciation	740	1,997,237	1,771,664
Other expenses	750	5,085,755	4,491,763
Total expenses by types Changes in balances (increase [+], decrease [-]):	760	18,305,814	15,052,338
work in progress	765	107	(1,532)
deferrals	766	(13,538)	(42,541)
provisions for future expenses	767	-	-

Collateral

Indicator item	Code	Balance at the beginning of the reporting year	Balance at the end of the reporting year
1	2	3	4
Received - total	810	856,889	761,164
including: bills	811	856,889	761,164
Pledged property	820	-	-
including: fixed assets	821	-	-
securities and other financial investments	822	-	-
other	823	-	-
Issued - total	830	1,553,048	1,102,764
including: bills	831	586,290	383,313
Pledged property	840	966,758	719,451
including: fixed assets	841	-	-
securities and other financial investments	842		
other	843	966,758	719,451

Government grants

Indicator item	Code	Reporting year	For the similar period of the prior year
1	2	3	4
budget funds received in the reporting year - total	910	-	-
including:	911	-	-
Other	912	-	-

		At the beginning of the reporting year	received for the reporting year	returned for the reporting year	At the end of the reporting year

		3	4	5	6
Budget credits - total	920	-	-	-	-
including:	921	-	-	-	-
Other	922	-	-	-	-

Chief Executive Officer S.N.Mikhailov

Chief Accountant A.N.Ryumova

17.03.2006

12G3-2(B) Exemption No.: 82-4633

RUSSIAN ENERGY AND ELECTRIFICATION JOINT-STOCK COMPANY UES OF RUSSIA

KUZBASS JOINT-STOCK ENERGY AND ELECTRIFICATION COMPANY

KUZBASSENERGO



EXPLANATORY NOTE
to the Accounting Statements
for Year 2005

Kemerovo - 2006

CONTENT

Kuzbass Joint-Stock Energy and Electrification Company
(OAO Kuzbassenergo, hereinafter referred to as the Company)
deals with:
generation of electric and heat energy;
transmission of electric and heat energy;
supply (sale) of electric and heat energy at set rates in accordance with electric and heat load dispatch schedules;
provides services:
on sale of energy to energy providers;
communication services, including telecommunication services;
carries out:
overhaul;
technical reequipment;
reconstruction and regional power system development;
installation, setup and repair of power facilities, electric and heat energy equipment;
provision of operability of electric and heat networks;
operation, erection, repair of pressure boilers and vessels, steam and hot water pipelines;
provision of operation of power equipment in accordance with existing regulatory requirements;
conduction of timely and quality repair of power equipment;
technical reequipment and reconstruction of power facilities;
provision of operability of electric and heat networks;
operation of electric and heat networks.
The Company was established under Resolution No. 330 of 21.09.1993 adopted by the Kemerovo Region State Property Management Committee and Regulation No. 345 of 30.12.1993 issued by the Kemerovo City Administration on reorganization of state enterprise POEiE Kuzbassenergo to Kuzbass Joint-Stock Energy and Electrification Company.
The Company was registered on 30.12.1993 at: Kuznetsky prospect, 30, 650099, Kemerovo.
The Company has a representative office in Moscow, being not a legal person, acting under the Regulation approved by the Company's Board of Directors.
Besides, there are branches:
Tom-Usinskaya GRES;
Belovskaya GRES;
Yuznho-Kuzbasskaya GRES;
Kemerovskaya GRES;
Zapadno-Sibirskaya CHPP;
Kuznetskaya CHPP;
Novo-Kemerovskaya CHPP;
Kemerovskaya CHPP;

- **Northern Electric Networks;**
- **Eastern Electric Networks;**
- **Central Electric Networks;**
- **Southern Electric Networks;**
- **Heat Networks Authority;**
- **Bulk Power Systems;**
- **Power Supply;**
- **Kuzbassenergosvyaz.**

As of 31.12.2005 12,907 persons were employed by the Company (as of 31.12.2004, 13,268 persons).
The Company's ordinary shares are traded at the following organized trading facilities:
Non-Commercial Partnership Stock Exchange RTS;
Closed Joint-Stock Company "Moscow Interbank Currency Exchange".

The Board of Directors of the Company is composed of:
Bolshakov Andrey Nikolaevich - a member of the Board of Directors, manager of fuel and energy complex projects of OOO Investment and Development Group;
Bychkov Mikhail Yuryevich – a member of the Board of Directors, leading expert of Corporate Management Department of Business Unit No. 2, OAO RAO UES of Russia;
Vagner Andrey Aleksandrovich – the Chairman of the Board of Directors, deputy managing director of Business Unit No. 2, OAO RAO UES of Russia;
Grekhov Andrey Nikolaevich – a member of the Board of Directors, chief expert of the Market Department of the Reform Management Centre, OAO RAO UES of Russia;
Evseenkova Elena Vladimirovna – a member of the Board of Directors, head of the Financial Analysis and Dividend Formation Department of the Economic Planning and Financial Control Directorate, OAO RAO UES of Russia;
Eliseeva Irina Eduardovna – a member of the Board of Directors, lawyer of Lawyer's Office No. 21 of the College of Lawyers "Moscow City Lawyer College";
Kozhura Ruslan Vyacheslavovich - a member of the Board of Directors, lawyer of the Lawyer's Office "Asnis and Partners" of the College of Lawyers "Moscow City Lawyer College";
Mazikin Valentin Petrovich - a member of the Board of Directors, First Deputy of the Governor of Kemerovo Region (Kemerovo Region Administration);
Platonov Vladimir Yuryevich - a member of the Board of Directors, member of the Management Board, OAO RAO UES of Russia;
Shulin Maksim Igorevich - a member of the Board of Directors, advisor of the Fund "Professional Director Institute";

Shumilov Aleksandr Aleksandrovich – the Deputy Chairman of the Board of Directors, Deputy Director of the Power Complex Strategy Directorate of OAO Siberian Coal Energy Company.

The Management Board of the Company is composed of:

Mikhailov Sergey Nikolaevich – the Chairman of the Management Board, General Director;
Grebennikov Aleksey Antonovich - a member of the Management Board, first deputy general director for general matters;
Gretsinger Yury Aleksandrovich - a member of the Management Board, deputy general director for production – technical director;
Erofeyev Aleksandre Kupriyanovich - a member of the Management Board, deputy general director for corporative management;
Ivanov Boris Ivanovich - a member of the Management Board, deputy general director for production support;
Lavrov Aleksandre Mikhailovich - a member of the Management Board, deputy general director for economy and finance;
Petrov Leonid Prokhorovich - a member of the Management Board, deputy general director for energy sales, director of Energosbyt.

The Audit Commission of the Company is composed of:

Blagoveshchenskaya Larisa Valentinovna – a member of the Audit Commission, head of the Economy and Planning Department of Economic Planning and Financial Control Directorate, Business Unit No. 2, OAO RAO UES of Russia;
Dolgopol Olga Semyonovna – the Chairperson of the Audit Commission, department head of the Financial Audit Department of the Corporate Centre, OAO RAO UES of Russia;
Laritskaya Tatyana Dmitrievna – a member of the Audit Commission, head of the Internal Audit and Analysis Department of the Law Directorate, OAO Kuzbassenergo;
Rudnev Dmitry Andreevich - a member of the Audit Commission, chief specialist of the Business Planning Directorate of the Corporate Centre, OAO RAO UES of Russia;
Smirnova Elena Yevgenyevna - a member of the Audit Commission, head of the Audit Commissions Work Department, Business Unit No. 2, OAO RAO UES of Russia.

2. Accounting Policy

2.1. Basis of Preparation

Accounting maintenance and preparation of accounting statements in the Company are in accordance with norms established by Federal Law No. 129-FZ dated 21.11.1996 *On Accounting* (as amended), the Chart of Accounts of Financial and Economic Activities of Organisations and the Instructions for its application approved by Order No. 94n of 31.10.2000 issued by the Ministry of Finance of Russia, the Accounting Regulations, the Russian Accounting Standard *Entity's Accounting* (RAS 4/99) approved by Order No. 43n of 06.07.1999 issued by the Ministry of Finance of the Russian Federation, Order No. 67n of 22.06.2003 issued by the Ministry of Finance of the Russian Federation *On Entities' Accounting Statement Forms* and other regulations of the Russian Federation regulating the procedure of accounting maintenance and accounting statements preparation as well as by Company's Order No. 766 of 30.12.2004 *On Accounting and Tax Policy of OAO Kuzbassenergo in 2005*.

2.2. Assets and Liabilities in Foreign Currencies

Economic operations in foreign currencies were accounted for at official Ruble exchange rate effective at the date of transaction carrying out. Monetary assets and liabilities which value is expressed in foreign currency are represented in accounting statements as amounts calculated using the official Ruble exchange rate effective on 31.12.2005 and making 28.78 Rubles/US Dollar (on 31.12.2004 the exchange rate was 27.75 Rubles/US Dollar). Exchange rate differences occurred during the year in transactions with assets and liabilities and at their adjustment as of 31.12.2005 are charged to financial result and recognized as extraordinary income and expenses.

2.3. Short-Term and Long-Term Assets and Liabilities

Financial investments, accounts receivable and accounts payable, including indebtedness under loans and credits, are recognized in the Balance Sheet as short-term if their maturity does not exceed 12 months from the balance sheet date. All other assets and liabilities are recognized as long-term in statements.

2.4. Fixed Assets

Land plots, buildings, machinery, equipment, vehicles and other respective assets with the useful live of more than 12 months are recognized as fixed assets.
Property, with respect to which capital investments are terminated, respective delivery and acceptance documents are executed, documents are submitted for state registration and which are actually in service are recognized as fixed assets.
Fixed assets are recognized at actual purchase (construction) costs.

As of 1.01.2005, the Company revaluated fixed assets, engaging an independent evaluator, and determined their reproduction cost.
Amounts of items value increment and accumulated depreciation are recognized as additional capital increase.
Depreciation of fixed assets is calculated on a straight-line basis:
for fixed assets entered into the books before 01.01.2002, according to norms approved by Regulation No. 1072 of 22.10.1990 issued by the Council of Ministers of the USSR;
for fixed assets entered into the books from 01.01.2002, depreciation is calculated in accordance with Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation. Useful lives by groups of fixed assets determined by the Company are as follows:

Fixed assets group	**Useful lives (years) of items entered into the books**	
	before 01.01.2002	**from 01.01.2002**
Buildings	100	35
Machinery and equipment	8-15	5-8
Vehicles	7-10	5-7
Computer equipment	10	5
Other	3-10	2-5

Fixed assets of the value up to 10,000 Rubles per unit (as well as purchased books not included to the library stock) are allocated to expenses with respect to item Depreciation on their release to production or operation. In case of modernization (reconstruction) of these objects, modernization (reconstruction) expenses shall be recognized as increase of item's value and be depreciated in accordance with the established procedure.
Depreciation is not charged with respect to:
housing facilities;
external development items;
land plots;
natural resources.
Income and expenses from retirement of fixed assets (sale, write off in case of moral and physical depreciation) are stated in the Statement of Operations as operating income and expenses.
Interests under loans obtained for financing of purchase (construction) of fixed assets charged before the respective fixed assets are entered into the books are included to the assets' initial cost.
Expenses connected with retirement of fixed assets in case of gratuitous transfer (written-off part) are stated in the in the Statement of Operations as operating expenses.

2.5. Financial Investments

Financial investments are accounted for at their actual purchase cost.
Financial investments which market value can be determined in accordance with the established procedure are stated in the accounting statements as of the close of the reporting year at current market value by adjustment of their estimate on the previous reporting date. Such adjustment is made each quarter. The difference between evaluation of financial investments at current market value and previous evaluation of such financial investments is recognized as financial results (as a part of operating income and expenses).
Financial investments, which current market value cannot be determined shall be recognized at historical cost in accounts and accounting statements on the reporting date.
In case if the current market value of a financial investment item which current market value was determined before cannot be determined as of the reporting date, such financial investment item shall be stated in the accounting statements at its previous assessed value.
If financial investments which market value cannot be determined are retired, their value shall be determined according to initial value of each unit of financial investments.
The Company establishes financial investment impairment provision sufficient for compensation of possible losses connected with enduring impairment of financial investments. The difference between securities' purchase value and par value shall be included to other income and expenses on a straight-line basis when charging income due during their circulation period.

2.6. Inventories

Inventories are assessed at actual purchase costs. The evaluation of inventories at their release to production and other retirement was carried out in 2005 as well as in 2004 at average cost. In 2005 inventory provision was not created.

2.7. Loans and Credits

When the Company borrows funds through issuance of promissory notes, the amount of discount due is included to other expenses once. Additional expenses incurred in connection with obtaining loans and credits shall be recognized as deferred expenses with further straight-line inclusion to operating expenses during the period of borrowings repayment.

2.8. Deferred Expenses

Expenses incurred by the Company in the reporting year but relating to following reporting periods are recognized as deferred expenses. The following expenses are recognized as deferred expenses in the Company:
Rent paid for the following periods under a contract;
Expenses for subscription editions paid in advance for a year or half a year are recognized as expenses of each reporting month to the amount of 1/6 or 1/12 of the total amount;
Expenses for software purchase under sales contracts;
Expenses connected with payment for staff training under contracts with educational establishments;
Voluntary insurance payments;
Amounts of future payments for staff leaves are included by parts to the cost of each reporting month of the calendar year.

2.9. Trade Accounts Receivable

Trade accounts receivable are determined on the basis of prices and rates set under contracts between the Company and buyers (consumers) taking into account all provided discounts (mark-ups) and VAT.
In 2005 a provision for doubtful debts was established. The amount of the provision was determined separately with respect to each doubtful debt depending on the borrower's financial position and estimation of the probability of full or partial debt repayment.
Amounts of the provision for doubtful debts established in 2004 that were not used in the reporting year were included to income of the reporting year to the credit of Account 91 Other Income and Expenses as other operating income in correspondence with Account 63 Provisions for Doubtful Debts.

2.10. Provisions for Future Expenses

Aiming at straight-line inclusion to production costs of expenses for all types of repairs of production fixed assets in the Company for the current financial year a provision for repair work was created to the amount of annual normative of repair cost set in the cost estimate with monthly inclusion to production costs of 1/12 of annual cost estimate to accounts of cost accounting.
At the end of the year correction of the repair provision is carried out:
excessively reserved amounts for repair of fixed assets (as per inventory taking results) are reversed;
in case of deficiency of provision funds for repair additional charge to the debit of accounts of production cost accounting and to the credit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) is made.

2.11. Revenue Recognition

Proceeds from sale of goods and provision of services recognized for accounting purposes on the shipment of goods to buyers and issuance of settlement documents to them is stated in the Statement of Operations less value added tax, discounts granted to buyers and other similar compulsory payments.
Proceeds from sale of goods and provision of services were recognized for taxation purposes on accrual basis.
The following is recognized as income of the Company from ordinary activities:
proceeds from sales of electric and heat energy;
proceeds from increased payment to the rate for reactive power compensation (tangent "phi");
proceeds received for non-returned condensate;
proceeds from sales of makeup and chemically treated water;
proceeds from sales of other finished products of auxiliary production;
proceeds from sales of agricultural products of subsidiary husbandry;
proceeds from performed works (rendered services) of production nature for third parties (including transit);
proceeds from sales of other goods, products, services of non-production nature (residential rent, payment for kindergartens, rest in preventoriums, holiday camps, children camps);
income from property lease.
Profit from ordinary activities was determined as the difference between proceeds from sales of products at current prices and rates approved by the Regional Energy Commission exclusive of value added tax and its production costs.
The following is recognized as the Company's operating income:
income to amounts of interest due in accordance with contracts for use by a lending institution of funds being at the Company's account with such lending institution is recognized as Interest Receivable;
income from retirement of fixed assets (sale, write off in case of moral or physical depreciation and other assets such as securities and inventory items);

income from participation in authorized capital of other entities is recognized ... Entities;
other operating income.

The following is recognized as the Company's extraordinary income:
- the following types of penalties and fines for violation of contract terms and conditions:
for exceeding electricity capacity limit;
for exceeding contracted electricity consumption;
for underutilization of contracted electricity consumption;
for unauthorized connection of electric installations;
for non-return of condensate;
for exceeding maximum hourly heat energy loads set by a contract;
for unauthorized water pumping;
assets obtained free of charge, including those received under a gift contract;
profit of past years disclosed in the reporting year;
amount of accounts payable and bailer indebtedness with expired limitation period;
exchange rate differences and other extraordinary income.

2.12. Expense Recognition

Costs are accounted for and the cost of delivered energy is calculated by individual power plants, grids and the power system as a whole. Energy full cost is formed by summing up the cost of generation by power plants, cost of transmission and distribution in electric grids and heat networks, cost of purchased electric energy and expenses for executive staff maintenance, including expenses for management of a single technological process and maintenance of separate subdivisions for energy sales.
The full cost of electric and heat energy usefully supplied to consumers is considered as the object of calculation of the cost of electric and heat energy.
1 kW h and 1 Gkal of electric and heat energy usefully supplied to consumers accordingly are considered as a calculation unit.
General running costs (excluding subscription fee for use of RAO networks) for executive staff maintenance, including expenses for maintenance of Energosbyt affiliate, are distributed between electric and heat energy in proportion to production costs of power plants and networks. General running costs are distributed between electric and heat energy in proportion to their shop cost.
Expenses connected with product sales recognized on Account 44 Sale Expenses are allocated in full in the reporting period to Account 90 Sales.
Costs of delivery of heat energy at power plants are accounted for separately from costs of energy generation.
Calculation of transmission cost is made separately from generation of electric and heat energy, as for a separate activity.

2.13. Information by Segments

The principal activity of the Company is generation of electric and heat energy, which sale makes 95% of proceeds from sale of products (goods, works, services). The Company carries out other activities which are not significant and form reportable segments neither together nor separately. Therefore information is not disclosed by operating segments separately.
The Company carries out its activities on the territory of the Russian Federation and does not separate particular geographical segments, as sources and nature of risks are approximately the same on the whole territory of the Russian Federation.

2.14. Authorized, Additional and Reserve Capital

Authorized capital is recognized to the amount of par value of ordinary and preferential shares purchased by shareholders and par value of ordinary shares bought out by the Company from shareholders. The amount of the authorized capital corresponds to the amount set in the Company's Articles of Association.
Additional capital was formed at the expense of increase of fixed assets value as a result of revaluations made.
In accordance with the legislation, the Company forms reserve capital amounting to 5 % of the authorized capital.

2.15. Changes in Accounting Policy

There were no changes in the accounting policy of the Company for Year 2005 in comparison with Year 2004.
The following amendments and additions were made to the Company's accounting policy for Year 2006:
1. In accordance with Federal Law No. 58 of 06.06.2005 *On Amendments to the Second Part of the Tax Code of the Russian Federation and Some Other Enactments on Taxes and Dues of the Russian Federation* and Federal Law No. 119 of 22.07.2005 *On Amendments to Chapter 21 of the Second Part of the Tax Code of the Russian Federation.*
With respect to value added tax (VAT):

method and time of tax base determination;
time of accounting of VAT as deductible with respect to capital projects.
With respect to income tax:
additions to the definition of documentary expenses are made;
new norms are introduced with respect to transactions which took place but which taxation procedure was absent.
2. Accounting of transactions on purchase and sale of electric energy on the wholesale market.
From 01.04.2005 the Company started working on the wholesale market of electric energy and transition capacity with the free trade sector. The planned balance of electric power and capacity for 2006 for the Company is divided to sale of all generated electric power and purchase of the whole consumption on the wholesale electricity market, and while using *arrangement balance-transfer, electricity generation* at own power plants replaces consumption purchased on the wholesale electricity market (letter of OAO RAO UES of Russia No. YuU-1205 of 16.05.2005). Semi-fixed costs are accounted at calculation of final rates for the Company on the retail market. Proceeds and expenses for purchase of electric energy in the free trade sector with respect to all contracts are stated in the accounting statements in Form No. 2 Statement of Operations in lines of other goods, products, services, works of production nature respectively. General running costs are not allocated to costs of purchase of electric energy in the free trade sector.

2.17. Comparative Data

Comparative data in 2005 statements are formed by adjustment of data of closing 2004 statements for their bringing to conformity with changes in statement forms in 2005.
The opening balance of Year 2005 reflects results of fixed asset revaluation and retirement of subsidiaries of OOO Note Centre. Balance-sheet total changed by 2,669,985 thousand Rubles, including fixed asset revaluation amounting to 2,676,703 thousand Rubles and retirement of subsidiaries of OOO Note Centre amounting to (6,718) thousand Rubles.

thousands of Rubles

	on 31.12.2004	on 01.01.2005
Intangible assets	101	3
Fixed assets	24,560,052	27,235,026
Long-term financial investments	231,962	244,682
Inventory	1,321,459	1,319,597
Value added tax	722,456	720,223
Accounts receivable (payments are expected within 12 months from the reporting date)	1,932,219	1,928,964
Short-term financial investments	104,488	94,986
Cash	374,083	373,324

3. Disclosure of Significant Statement Indicators

3.1. Fixed Assets (Item 120 of the Balance Sheet)

Value of the Company's fixed assets by groups as of 31.12.2005
thousands of Rubles

No.	Fixed asset group	Replacement value	Depreciation	Depreciated cost	% of Total
1	Buildings, structures and transfer devices	42,632,028	25,896,003	16,736,025	60,9
2	Machinery, equipment, vehicles	36,047,076	25,953,401	10,093,675	36,8
3	Other	101,054	45,676	55,378	0,2
4	Land	570,063		570,063	2,1
	TOTAL:	**79,350,221**	**51,895,080**	**27,455,141**	**100**

In 2005 fixed assets amounting to 2,400,038 thousand Rubles were acquired including commissioned ones and those in the course of state registration to the amount of 287,001 thousand Rubles. These are mainly items of the Southern Electric Networks, and namely: substations and overhead transmission lines as well as buildings and structures of sub-subsidiaries (ZAO Avtotransportnoye Predpriyatie and OAO Prokopyevskenergo).
Fixed assets amounting to 327,674 thousand Rubles retired for the reporting period, including:
liquidated items which further operation would be impracticable, to the amount of 165,987 thousand Rubles;
sold items to the amount of 119,112 thousand Rubles;
items transferred gratuitously to government authorities and other entities, to the amount of 6,576 thousand Rubles (social facilities, housing).

3.2. Construction in Progress (Item 130 of the Balance Sheet)

The Company continues performing construction and reconstruction of property and technical re-equipment of projects.
At the beginning of 2005 construction in progress costs were 1,699,999 thousand Rubles. At the end of 2005 construction in progress costs were 1,398,467 thousand Rubles.

In connection with termination of construction of some projects they were allocated during 2005 to the total amount of 74,618 thousand Rubles.

Interpretation of significant construction in progress projects:
coal receiving device with installation of 2 car tippers at Tom-Usinskaya GRES to the amount of 137,622 thousand Rubles;
reconstruction of external hydraulic ash handling of Yuzno-Kuzbasskaya GRES to the amount of 225,469 thousand Rubles;
water-cooling pond of Zapadno-Sibirskaya CHPP to the amount of 121,070 thousand Rubles;
reconstruction of ash dump of Tom-Usinskaya GRES to the amount of 56,885 thousand Rubles;
reconstruction of fuel handling facilities of extension stage IX of Kemerovskaya GRES to the amount of 48,420 thousand Rubles.
In December 2005, in pursuance of the minutes of the general director meeting of OAO Kuzbassenergo No. 58 of 29.11.2005., *technical decisions on liquidation of a number of projects which construction had to be terminated in 2006 were taken:*
coal receiving device with installation of 2 car tippers at Tom-Usinskaya GRES to the amount of 137,622 thousand Rubles;
industrial waste treatment plants of Tom-Usinskaya GRES – 13,103 thousand Rubles;
plant of construction materials on the basis of ash and slag of Yuzno-Kuzbasskaya GRES – 30,344 thousand Rubles;
extension stage I and pioneer housing settlement of Petrovskaya CHPP – 33 962 thousand Rubles.

3.3. Long-Term Financial Investments (Item 140 of the Balance Sheet)

Long-term financial investments *of the Company at the end of the reporting year are* 178,311 thousand Rubles (without considering provision for impairment of financial investment to subsidiary OAO Kuzbasshydroenergostroy, established by the Company's Order No. 811 of 15.12.2005 to the amount of 118,619 thousand Rubles).
Long-term financial investments represent:
Investment to subsidiaries amounting to 118,619 thousand Rubles;
Investment to other entities amounting to 7,205 thousand Rubles:
50 thousand Rubles – OOO Zhurnal TEK i Resursy Kuzbassa (6.67%);
4 thousand Rubles – TOO Yugo-Zapad (7.7%);
1 thousand Rubles – ZAO Bagran (7.14%);
7,150 thousand Rubles – OAO PO EAC Kuzbasstechenergo (19.9%);
Other investments – promissory notes with the maturity *of more than 12 months to the amount of* 52,487 thousand Rubles, including:

Item No.	Issuer	Amount, thousand Rubles	Maturity
1.	OAO Novokuznetsk Aluminium Works	1,516	06.03.2021
2.	OAO Atomenergomash	44,137	25.02.2009
3.	OOO Prokopyevsky Porcelain Works	6,834	06.11.2054
Total:		**52,487**	

In 2005 long-term financial investments decreased by 66,371 thousand Rubles. This is connected with:
write off of investments with respect to liquidated entities:
OAO Andreyevskoye (the Company's Order No. 553A of 19.09.2005) to the amount of 36,437 thousand Rubles;
OOO Supervolokno (the Company's Order No. 193 of 31.03.2005) to the amount of 240 thousand Rubles;
OAO Primula (the Company's Order No. 194 of 31.03.2005) to the amount of 10 thousand Rubles;
incomplete payment of contribution to the authorized capital:
ZAO Bagran (notice No. 59 of 28.09.2005) to the amount of 3 thousand Rubles;
sale of shares:
OAO AKB Kuzbassugolbank (share purchase contract No. 274 of 06.02.2004; extract from the Register dated 09.06.2005 of the issuer, OAO AKB Kuzbassugolbank, with respect to the account of the holder of security No. 1376721, OOO Note Centre of Kuzbassenergo) to the amount of 1191 thousand Rubles;
OAO Prominvest (share purchase contract No. 11A-05 of 18.07.2005) to the amount of 18,026 thousand Rubles;
ZAO Kuzbassenergosvyaz (share purchase contract No. 8A-05 of 13.07.2005) to the amount of 5,014 thousand Rubles;
OAO Novokuznetskaya TSK (share purchase contract No. 360-TsB of 26.09.2005) to the amount of 7,505 thousand Rubles;
ZAO Heat Networks, Myski (share purchase contract No. 9A-05 of 18.07.2005) to the amount of 99 thousand Rubles;
OOO TC Tom, Kemerovo (share purchase contract No. 7UK of 26.09.2005) to the amount of 202 thousand Rubles.

All investments are evaluated at balance-sheet value.

Investment effectiveness

Investment to **OAO Kuzbasshydroenergostroy (100% of the authorized capital)** is not effective. Dividends have not been charged for the whole period of holding 100% block of shares since 1997. At present the company is in the course of bankruptcy proceedings. Its financial (accounting) statements are not included to the Company's consolidated balance sheet. Securities impairment provision to the amount of the authorized capital (118,619 thousand Rubles) was created.

Investment to **ZAO Bagran** is not effective. Dividends have not been charged for the whole period of share holding since 1992. Financial and economic position is unsatisfactory. A resolution of the Company's Board of Directors concerning the sale of the block of shares was received; the sale will be effected in the 1st quarter of 2006.

Investment to **TOO Yugo-Zapad** is not effective. For the whole period since 1992 profit has not been distributed among founders. Financial and economic activity has not been carried out since 1995. At present the Company carries out corporate procedures for withdrawal from founders of TOO Yugo-Zapad.

3.4. Short-Term Financial Investments (Item 250 of the Balance Sheet).
thousands of Rubles

	As of 01.01.2005	As of 31.12.2005
Bank notes	24,295	21,752
Notes of other issuers	51,375	34,093
Bank deposits	19,316	18,930
Total short-term financial investments	94,986	74,775

3.5. Trade Accounts receivable (Items 230 and 240 of the Balance Sheet)
Analysis of accounts receivable
thousands of Rubles

Item No.	Indicators	As of 01.01.2005	As of 31.12.2005	Variation	Growth rate, %
1	**Long-term accounts receivable (line 230)**	**1,193,816**	**234,107**	**(959,709)**	**19.6**
1.1	*For inventory*	*0*	*21,983*	**21,983**	0
1.2	*Works, services*	*15*	*10*	**(5)**	**66.7**
1.3	*Advance payments made*	*713*	*842*	**129**	**118.1**
1.4	*Subscribers' indebtedness*	*441,619*	*145,194*	**(296,425)**	**32.9**
1.5	*Notes receivable*	*672,938*	*0*	**(672,938)**	**0.0**
1.6	*Other*	*78,531*	*66,078*	**(12,453)**	**84.1**
2	**Short-term accounts receivable (line 240)**	**1,928,964**	**1,891,899**	**(37,065)**	**98.1**
2.1	*For inventory*	*49,292*	*50,419*	*1,127*	**102.3**
2.2	*Works, services*	*54,354*	*87,819*	*33,465*	**161.6**
2.3	*Advance payments made*	*196,251*	*209,429*	*13,178*	**106.7**
2.4	*Subscribers' indebtedness*	*1,136,584*	*642,908*	*(493,676)*	**56.6**
2.5	*Notes receivable*	*0*	*672,938*	*672,938*	**0.0**
2.6	*Other*	*492,483*	*228,386*	*(264,097)*	**46.4**
3	**Accounts receivable, total**	**3,122,780**	**2,126,006**	**(996,774)**	**68.1**
	including:				
3.1	*For inventory*	*49,292*	*72,402*	*23,110*	*146.9*
	% of line 3	*1.6*	*3.4*	*1.8*	*X*

3.2	*Works, services*	*54,369*	*87,829*	*33,460*	*161.5*
	% of line 3	*1.7*	*4.1*	*2.4*	*X*
3.3	*Advance payments made*	*196,964*	*210,271*	*13,307*	*106.8*
	% of line 3	*6.3*	*9.9*	*3.6*	*X*
3.4	*Subscribers' indebtedness*	*1,578,203*	*788,102*	*(790,101)*	*49.9*
	% of line 3	*50.5*	*37.1*	*(13.5)*	*X*
3.5	*Notes receivable*	*672,938*	*672,938*	*0*	*100.0*
	% of line 3	*21.5*	*31.7*	*10.1*	*X*
3.6	*Other*	*571,011*	*294,464*	*(276,547)*	*51.6*
	% of line 3	*18.3*	*13.9*	*(4.4)*	*75.7*

In 2005 accounts receivable of the Company decreased by 996,774 thousand Rubles.
Long-term accounts receivable decreased at the expense of transfer to short-term category in connection with maturing:
indebtedness on promissory notes of ZAO SEAR MF to the amount of 672,938 thousand Rubles;
indebtedness of energy consumers to the amount of 296,425 thousand Rubles.
Short-term accounts receivable decreased from 1,928,964 thousand Rubles as of 01.01.2005 to 1,891,899 thousand Rubles as of 31.12.2005 (by 37,065 thousand Rubles or 1.9 %). The greatest decrease took place as related to:
energy consumers' settlements – by 493,676 thousand Rubles or by 43.4 %;
other accounts receivable – by 264,097 thousand Rubles or by 53.6 %.
As a result, at the end of the reporting year indebtedness *of energy consumers* was 788,102 thousand Rubles, which is less than at the beginning of the year by 790,101 thousand Rubles (or by 50.1 %), including by major industries:

Fuel – by 83.8 % (or by 279,543 thousand Rubles);
Non-ferrous metallurgy – by 15.8 % (or by 1,499 thousand Rubles);
Chemical and oil – by 26.8 % (or by 119,342 thousand Rubles);
Mechanical engineering – by 1.8 % (or by 3,824 thousand Rubles);
Woodworking – by 89.2% (or by 3,745 thousand Rubles);
Construction material industry – by 64.2% (or by 25,496 thousand Rubles);
Food processing – by 54.4% (or by 2,637 thousand Rubles).

Accounts receivable decreased also with respect to other energy consumers:
Agriculture – by 31.2% (or by 27,239 thousand Rubles);
Housing and utilities sector – by 62.1% (or by 21,876 thousand Rubles).

Control was established with respect to energy consumption of consumers financed at the account of federal, regional and municipal budgets. The debt of such enterprises reduced in 2005 by 11,041 thousand Rubles (by 67.1%), 4,719 thousand Rubles (by 47.2%), 10,176 thousand Rubles (by 32.4 %) respectively. Energy is supplied in accordance with limits determined by budget funding.
Other accounts receivable (exclusive of energy indebtedness) reduced from 1,544,577 thousand Rubles as of 01.01.2005 to 1,337,904 thousand Rubles as of 31.12.2005.
Major reduction was under item Other Debtors - by 276,550 thousand Rubles or by 48.4 %.
Growth under the following items of accounts receivable should be noted:
- Works, services - by 33,460 thousand Rubles or by 61.5 %;
- Inventory - by 23,110 thousand Rubles or by 46.9 %;
- Advance payments made - by 13,307 thousand Rubles or by 6.8 %.

As of 31.12.2005, provision for doubtful debts to the amount of 324,676 thousand Rubles was established.
In 2005 uncollectible accounts receivable to the amount of 107,793 thousand Rubles were allocated to the Company's financial result, out of which 38,012 thousand Rubles is the debt of energy consumers.
Overdue accounts receivable of both consumers and other debtors decreased by 1,047,245 thousand Rubles or by 84.4 %.

3.6. Other Long-Term Liabilities (Item 520 of the Balance Sheet)

Other long-term liabilities represent the Company's indebtedness to be repaid in more than 12 months after the reporting date.
In reporting year 2005 other long-term liabilities of the Company decreased by 1,695,240 thousand Rubles or by 57.3 %, including:

suppliers and contractors - by 272,417 thousand Rubles or by 18.0% (at the expense of transfer to the category of short-term liabilities: to OAO RAO UES of Russia – 160,000 thousand Rubles; for purchased energy – 119,113 thousand Rubles);
extrabudgetary funds - by 375,849 thousand Rubles or by 97.9 %;
budget - by 1,046,974 thousand Rubles or by 98.8 %.
Decrease of long-term liabilities to budget and extrabudgetary funds is connected with write off from the Company's balance of fines and penalties to budget and extrabudgetary funds in connection with early repayment of restructured indebtedness under an Amicable Agreement.

Analysis of long-term payables

thousands of Rubles

Item No.	Indicators	As of 01.01.2005	As of 31.12.2005	Variation	Growth rate, %
	Long-term accounts payable (line 520)	2,956,215	1,260,975	(1,695,240)	42.7
	including:				
1.	***Suppliers and contractors***	1,512,885	1,240,468	(272,417)	82.0
2.	Budget	1,059,540	12,566	(1,046,974)	1.2
	including:				
	- federal	1,021,326	2,322	(1,019,004)	0.2
	- territorial	22,287	9,671	(12,616)	43.4
	- local	15,927	573	(15,354)	3.6
3.	***Extrabudgetary funds***	383,790	7,941	(375,849)	2.1
	including:				
	- Pension Fund	35,982	0	(35,982)	
	- fines and penalties to extrabudgetary funds	347,808	7,941	(339,867)	2.3

3.7. Short-Term Accounts Payable

3.7.1. Loans and Credits (Item 610 of the Balance Sheet)

Credits and loans of the Company as of 31.12.2005

Item No.	Creditor	Principal, thousand Rubles	Interest rate	Term of existing tranche (contract)	Tranche (credit) maturity date	Security	Security cost, thousand Rubles
1	AK SB RF Kemerovo	700,000					
	including under agreements:	500,000	9.6	1 year	28.04.2006.	inventory coal	263,279 252,395
		200,000	10.7	6 months	16.02.2006.	without security	
2	OAO Ural Siberian Bank	350,000					
	including under agreements:	75,000	10.4	5 months	07.01.2006.	without security	
		63,000	5.2	30 days	11.01.2006.	without security	
		112,000	5.2	30 days	17.01.2006.	without security	
		100,000	5.2	30 days	19.01.2006.	without security	
3	OAO Bank ZENIT	30,000	10.75	6 months	03.02.2006.	coal	40,757
4	AO Bank Alemar	15,000	11.0	6 months	20.01.2006.	without security	
5	OAO Alpha-Bank	300,000					
	including under agreements:	25,000		6 months	27.03.2006.	without security	

Item No.	Creditor	Principal, thousand Rubles	Interest rate	Term of existing tranche (contract)	Tranche (credit) maturity date	Security	Security cost, thousand Rubles
		75,000		6 months	02.05.2006.	without security	
		100,000		6 months	08.05.2006.	without security	
		100,000		6 months	15.05.2006.	without security	
6	AKB Moskovsky Delovoy Mir	47,000	11.0	1 year	15.06.2006.	without security	
7	OAO Promstroybank	150,000	9.2	3 months	13.03.2006.	coal	163,020
TOTAL principal		**1,592,000**					
Interests under credit agreements		3,127			January 2006		
Total credits (line 611 of the balance sheet)		**1,595,127**					
Loan of GU Kuzbass Energy Saving Centre (bill of SB RF)		1,000			December 2006		
Loan of the Ministry of Fuel and Energy of the Russian Federation		10,000					
Total loans (line 612 of the balance sheet)		**11,000**					
Short-term loans and credits, total (line 610 of the balance sheet)		**1,606,127**					
		TOTAL mortgaged inventory items					**719,451**

By the end of the year the debt under short-term credits and loans decreased by 333,762 thousand Rubles to 1,606,127 thousand Rubles at the expense of:
reduction of the debt under credits to the amount of 76,408 thousand Rubles;
repayment of loans against own notes of the Company to the amount of 257,354 thousand Rubles.
Short-term credits were obtained for replenishment of circulating assets for liquidation of the Company's current liabilities.
Weighted average interest rate for credit resources decreased from 11.9 % to 9.0 % per annum for the reporting period.
As of 31.12.2005, the following *is accounted off the balance sheet as security under credit agreements*: inventory (including coal) at assessed value amounting to 719,451 thousand Rubles (on 31.12.2005 – 1,127,560 thousand Rubles).

3.7.2. Short-Term Accounts Payable (Item 620 of the Balance Sheet)

In comparison with the previous year short-term accounts payable in total increased by 469,000 thousand Rubles or by 18.8 % (from 2,498,794 thousand Rubles to 2,967,794 thousand Rubles).
The principal reason of short-term liabilities growth was transfer of payables from long-term to short-term category in accordance with maturity.
Besides, the following increase of accounts payable took place:

- budget - by 234,409 thousand Rubles or by 52.9 % (growth is conditioned by reflection in the balance sheet of VAT penalty amounting to 149,624 thousand Rubles as a result of court proceedings under the claim of Kemerovo Inspection of the Federal Tax Service of the Russian Federation);
- advance received from energy consumers – by 195,681 thousand Rubles (or by 68.6 %).

Overdue accounts payable decreased by 82,185 thousand Rubles (or by 66.4 %) from 149,066 thousand Rubles to 66,881 thousand Rubles.
In connection with expiry of the period of limitation or counteragent liquidation the Company wrote off unclaimed accounts payable to the amount of 2,486 thousand Rubles in 2005.

Analysis of short-term accounts payable
thousands of Rubles

Item No.	Indicators	01.01.2004	31.12.2004	Variation, ±	Growth rate, %
1.	**Short-term accounts payable (line 620)**	**2,498,794**	**2,967,794**	**469,000**	**118.8**
	including:			0	

Item No.	Indicators	01.01.2004	31.12.2004	Variation, ±	Growth rate, %
1.1.	***suppliers and contractors***	**604,691**	**856,641**	**251,950**	**141.7**
	including:				
	suppliers of electricity through the Federal Wholesale Electric Power Market	165,709	305,258	139,549	184.2
	fuel suppliers	199,064	291,362	92,298	146.4
	works, services	159,811	88,946	(70,865)	55.7
	subscriber's fee to RAO UES of Russia	60,000	160,000	100,000	266.7
	other suppliers and contractors, total	20,107	11,075	(9,032)	55.1
	including:				
	Rosenergoatom Concern	1,878	1,878	0	100.0
1.2.	***budget***	**443,391**	**677,800**	**234,409**	**152.9**
	including current accounts payable:			0	
	- federal	230,076	457,555	227,479	198.9
	- territorial	128,470	157,250	28,780	122.4
	- local	84,845	62,995	(21,850)	74.2
1.3.	***extrabudgetary funds***	**64,595**	**49,069**	**(15,526)**	**76.0**
	including:				
	- Pension Fund	50,433	37,031	(13,402)	73.4
	- Compulsory Medical Insurance Fund	983	4522	3,539	460.0
	- Social Security Fund	421	2217	1796	526.6
	- fines and penalties to extrabudgetary funds	12,758	5,299	(7,459)	41.5
1.4.	*notes payable*	559,202	452,260	(106,942)	80.9
1.5.	*salaries payable*	63,231	76,249	13,018	120.6
1.6.	*other*	**763,684**	**855,775**	**92,091**	**112.1**

3.8. Additional Capital (Item 420 of the Balance Sheet)

In the reporting year additional capital increased by 2,676,703 thousand Rubles at the expense of property value increment from revaluation and decreased by 69,482 thousand Rubles at the expense of:
- write off of amounts of increase in the value of fixed assets at retirement – by 69,336 thousand Rubles
- withdrawal of subsidiaries of OOO Note Centre of Kuzbassenergo from its accounts - by 146 thousand Rubles.

3.9. Company's Shares

On 31.12.2005 the authorized capital of the Company was 606 164 thousand Rubles, it consists of 606,163,800 ordinary shares of the par value of 1 (one) Ruble each.

Of the total number of ordinary shares the Company's employees held 4.7 million shares on 31.12.2005 (on 31.12.2004 – 10.2 million shares), legal persons held 589.4 million shares (on 31.12.2004 – 585.8 million shares). Neither the Company nor its subsidiaries hold the Company's shares.

3.10. Major Subsidiaries and Dependent Companies

The Company owns ordinary shares and shares in authorized capitals of subsidiaries. The Company does not have dependent companies.

Subsidiaries OAO Kuzbassenergo as of 31.12.2005

Item No.	Subsidiary's exact legal name	Date of share acquisition	Authorized capital, thousand Rubles	Share in authorized capital, %	Share book value, thousand Rubles	Share balance-sheet value, thousand	Activity type	Location

						Rubles		
1.	OOO Note Centre of Kuzbassenergo	20.08.1999	401	100	401	401	Bill settlements, wholesale and retail trade	Ostrovskogo Str., 12 650099 Kemerovo Russia
2.	ZAO ATP Kuzbassenergo	04.10.2004	5,000	100	103,834	103,834	Motor transport services	Stantsionnaya Str., 4 650006 Kemerovo Russia
3.	ZAO MSCh TsZ Energetik	07.09.2004	116,745	100	114,496	114,496	Medical services	Kuzbasskaya Str., 33 650099 Kemerovo Russia
4.	OAO Kuzbassenergoservice	17.07.2002	500	100	2,298	2,298	Repair, installation and adjustment work	Karbolitovskaya Str., 10 650099 Kemerovo Russia
5.	OAO Engineering Analytical Centre Kuzbasstechenergo	30.01.2004	18,540	96,3	17,312	17,312	Engineering and design work	Stantsionnaya Str., 17 650099 Kemerovo Russia
6.	OAO Kuzbass Power Repair Company	30.01.2004	29,240	99,8	29,972	29,972	Repair of heat and electric energy facilities	Russia, 650099, Kemerovo, Lenin Avenue, 90/4
7.	OAO Kuzbasssetremont	30.01.2004	11,728	99,8	8,744	8,744	Repair of network power facilities	Nevskogo Str., 1 650407 Novokuznetsk Russia
8.	OOO Sbytenergo	21.03.2000	100	100	100	100	Electricity sale, financial transactions, wholesale and retail trade	Severnaya Str., 14 652417 Metallploshchadka Village, Kemerovo District Russia
9.	OAO Prokopyevskenergo	20.09.2000	32,300	60	19,380	19,380	Electricity sale	Energeticheskaya Str., 14 653000 Prokopyevsk Russia
10.	OAO IPA EAC Kuzbasstechenergo	28.10.2001	42,000	74,5	31,300	31,300	Property leasing	Kirpichnaya Str., 3 653000, Prokopyevsk Russia

11.	OAO Kuzbasshydroenergostroy	22.01.1997	118,619	100	118,619	118,619	capital construction	Str., 3 650099 Kemerovo Russia
	TOTAL:					**446,456**		

3.11. Exchange of Commodities (Barter Transactions)

In 2005 exchange of commodities or barter transactions were not carried out by the Company.

3.12. Income and Expenses by Ordinary Activities

Income and expenses for the reporting year are stated in the Statement of Operations separately by ordinary activities, by operating and extraordinary income and expenses with interpretation by types and comparison with the previous year.

Analysis of sales profit (loss)
thousands of Rubles

Item No.	Indicator	Income		Expense		Financial result	
		2005	2004	2005	2004	2005	2004
1.	Realization of goods, products, works, services – total	20,478,057	17,003,199	18,278,763	15,042,615	2,199,294	1,960,584
	including:						
	electric energy	14,873,504	12,783,451	13,583,714	11,568,747	1,289,790	1,214,704
	heat energy	3,924,419	3,484,114	3,412,532	3,003,319	511,887	480,795
	transportation of electric and heat energy	263,817	194,821	115,095	74,139	148,722	120,682
	goods, works, services of production nature	942,999	435,663	826,863	301,216	116,136	134,447
	sales of electric energy to the wholesale market	360,315	0	234,972	0	125,343	0
	goods, works, services of non-production nature	113,003	105,150	105,587	95,194	7,416	9,956
2.	Commercial expenses	-	-	19,672	2,489	(19,672)	(2,489)
3.	Administrative expenses	-	-	7,379	7,234	(7,379)	(7,234)
4.	Sales profit (loss)	-	-	-	-	2,172,243	1,950,861

3.13. Other Operating Income and Expenses

thousands of Rubles

Indicator	Income		Expense		Financial result	
	2005	2004	2005	2004	2005	2004
Interest receivable (payable)	5,194	2,668	179,593	199,188	(174,399)	(196,520)
Income from participation in other entities	1,150	0	-	-	1,150	0
Other operating income and expenses, total	2,527,494	1,942,101	3,529,092	2,426,364	(1,001,598)	(484,263)
including:						
from sale of securities	2,074,643	1,546,369	2,068,367	1,541,003	6,276	5,366
from realization of assets (inventory, fixed assets, apartments, other assets)	392,382	308,001	465,419	290,765	(73,037)	17,236
Provision for doubtful debts	54,396	76,261	324,676	200,000	(270,280)	(123,739)
Financial investment impairment provision	-	-	118,619	0	(118,619)	0
property tax	-	-	373,887	344,625	(373,887)	(344,62)5
retirement of assets without income	-	-	136,946	24,632	(136,946)	(24,632)
other	6,073	11,470	41,178	25,339	(35,105)	(13,869)

Indicator	Income		Expense		Financial result	
	2005	2004	2005	2004	2005	2004
Profit from operating activities	-	-	-	-	(1,174,847)	(680,783)

Expenses connected with retirement of assets without income amounting to 136,946 thousand Rubles include:
write off of construction in progress items – to the amount of 74,619 thousand Rubles;
write off of share book value (long-term financial investments) - 36,690 thousand Rubles (including investments in OAO Andreyevskoye – 36,437 thousand Rubles).
The provision for doubtful debts amounting to 54,396 thousand Rubles established in 2004 that was not used in the reporting year is stated as part of other operating income.

3.14. Other Extraordinary Income and Expenses

thousands of Rubles

Indicator	Income		Expense		Financial result	
	2005	2004	2005	2004	2005	2004
Extraordinary income and expenses - total	**130,033**	**193,853**	**1,208,460**	**1,607,004**	**(1,078,427)**	**(1,413,151)**
including:						
profit (loss) of past periods disclosed in the reporting period	53,235	127,478	226,220	10,664	(172,985)	116,814
penalties and fines recognized or awarded by court	16,243	7,888	6,563	9,850	9,680	(1,962)
property in excess as per inventory results	15,682	19,328	-	-	15,682	19,328
debt over three years	2,486	10,671	107,793	394,526	(105,307)	(383,855)
stealage, shortages	-	-	14,202	79	(14,202)	(79)
charity expenses	-	-	23,253	6,414	(23,253)	(6,414)
interest repayment under credits	32,342	15,963	-	-	32,342	15,963
pecuniary aid and other payments to employees	-	-	112,102	190,620	(112,102)	(190,620)
pecuniary aid and other payments to pensioners	-	-	26,626	27,009	(26,626)	(27,009)
energy saving fund	-	-	174,204	65,446	(174,204)	(65,446)
VAT charge on retired fixed assets, goods, works, services	-	-	214,394	4,475	(214,394)	(4,475)
excessive emission charge	-	-	61,265	712,065	(61,265)	(712,065)
consultancy services on the Company's restructuring	-	-	34,888	31,993	(34,888)	(31,993)
Other	10,045	12,525	206,950	153,863	(196,905)	(141,338)

In 2005 the Company wrote off restructured fines and penalties to budget and extrabudgetary funds to the amount of 1,267,021 thousand Rubles. In the Statement of Operations for Year 2005 profit from write off amounting to 1,267,021 thousand Rubles is stated as regards income tax and other similar compulsory payments. In aggregate with charged current income tax, fines and penalties to budget and extrabudgetary funds and write off of deferred tax assets and liabilities *tax and other similar compulsory payments* made (552,701) thousand Rubles in 2005.

3.15. Taxes

Budget settlements in 2005
thousands of Rubles

Payments to budget	as of 01.01.2005		Charged		Paid		Transferred to tax liabilities	as of 31.12.2005	
	Total indebtedness (+), excess payment (-)	Share, %	Total indebtedness (+), excess payment (-)	Share, %	Total indebtedness (+), excess payment (-)	Share, %		Total indebtedness (+), excess payment (-)	Share, %
TOTAL	1,222,277	100	2,967,686	100	3,585,001	100	26	604,962	100

Payments to budget	as of 01.01.2005		Charged		Paid		Transferred to tax liabilities		
	Total indebtedness (+), excess payment (-)	Share, %	Total indebtedness (+), excess payment (-)	Share, %	Total indebtedness (+), excess payment (-)	Share, %		Total indebtedness (+), excess payment (-)	Share, %
including:									
Income tax	(143,892)	(21.6)	470,730	15.9	359,827	10	26	(32,989)	(5.5)
VAT	1,235,234	185.6	843,754	28.4	1,756,266	49		322,722	53.3
Property tax	(95,480)	(14.3)	363,671	12.3	179,317	5		88,874	14.7
Individual income tax	20,618	3.1	268,252	9	263,445	7.3		25,425	4.2
Other taxes and payments	205,797	30.9	1,021,279	34.4	1,026,146	28.6		200,930	33.2

In 2005 accounts payable with respect to payments to budget decreased twofold. The main reason of decrease of accounts payable was early payment of restructured debts to the amount of 438,718 thousand Rubles in January through April 2005. As a result, the Company cancelled tax indebtedness for 4 years in full and obtained the right to write off of restructured penalties and fines in accordance with Resolution No. 1002 of 03.09.1999 issued by the Government of the Russian Federation and under resolutions of Interdistrict Inspectorate for Major Taxpayers No. 4 of the Federal Tax Service (No. 11-05 of 22.06.2005, No. 16-05 of 11.10.2005 and No. 17-05 of 28.10.2005). In 2005 penalties and fines to the amount of 938,889 thousand Rubles were written off.
The amount of accounts payable as of 31.12.2005 composed of:
accrued taxes with due date in 2006 to the amount of 483,173 thousand Rubles;
indebtedness according to results of tax authorities inspections (decisions of which are litigated by the Company) to the amount of 194,627 thousand Rubles;
non-written off restructured penalties and fines indebtedness to the amount of 12,567 thousand Rubles, including:
charges for negative influence on environment to the amount of 11,667 thousand Rubles, write off of which is discussed by the Company with a new Payment Administrator with Kemerovo Region Directorate of the Russian Federal Service for Ecological, Technical and Atomic Supervision (Rostekhnadzor);
other taxes to the amount of 900 thousand Rubles (at the beginning of 2006 documents were prepared in Interdistrict Inspectorate for Major Taxpayers No. 4 of the Federal Tax Service, and additional write-off applications will be submitted).
Accounts receivable with respect to payments to budget have decreased 3.3 times for the reporting period.

Income tax

The amount of accounting profit for the reporting year, taking into account extraordinary income and expenses was 59,527 thousand Rubles (145,071 thousand Rubles in 2004). The amount of contingent gain with respect to income tax for the reporting year was 14,286 thousand Rubles (34,817 thousand Rubles in 2004).
Income tax taxable base for 2005 was 1,651,061 thousand Rubles (for 2004, 1,099,729 thousand Rubles).
Current income tax for the reporting period was 396,255 thousand Rubles (for 2004, 263,935 thousand Rubles).
The following factors influenced calculation of this income tax:
The amount of permanent differences in the reporting year was 1,281,254 thousand Rubles (1,568,963 thousand Rubles in 2004). These differences appeared as a result of application of different approaches to costs recognition in accounting and tax accounting:
with respect to amounts of revaluation of fixed assets after 2002 (184,446 thousand Rubles),
with respect to amounts of financial investment impairment provision (118,619 thousand Rubles),
economically unjustified expenses (554,246 thousand Rubles),
gratuitous property transfer expenses (22,512 thousand Rubles),
insurance expenses (7,946 thousand Rubles).
Accounting contingent gain was adjusted in the reporting year to the amount of 762 279 thousand Rubles (440,729 thousand Rubles in 2004). The amount of deductible temporary differences appeared in the reporting year was 832,417 thousand Rubles (526,659 thousand Rubles in 2004); the amount of decrease (repayment) of deductible temporary differences resulting in reduction of respective deferred tax assets was 70,137 thousand Rubles (85,929 thousand Rubles in 2004). These differences appeared as a result of application of different approaches in accounting and tax accounting:
to recognition of expenses with respect to charged amounts of fixed assets depreciation (391,825 thousand Rubles),
to recognition of expenses for formation of the provision for doubtful debts (231,650 thousand Rubles)
to recognition of loss from realization of fixed assets (13,637 thousand Rubles).
At calculation of current income tax the amount of taxable temporary differences to the amount of 358,183 thousand Rubles (710,771 thousand Rubles in 2004) was taken into consideration. The amount of taxable temporary differences

appeared in the reporting year was 722,996 thousand Rubles (977,608 thousand Rubles in 2004), the amount of decrease (repayment) of taxable temporary differences resulting in reduction of respective of deferred tax liabilities was 359,850 thousand Rubles (266,838 thousand Rubles in 2004). These differences occurred as a result of application of different approaches in accounting and tax accounting to recognition of:
expenses with respect to charged amounts of fixed assets depreciation (640,017 thousand Rubles);
to recognition of expenses for payment of interest under credits used for acquisition (construction) of fixed assets (-1,075 thousand Rubles);
charge for state registration of rights to acquired (built) property (-117 thousand Rubles),
income in the form of dividends from participation in authorized capitals of other entities (3,900 thousand Rubles).
As part of deferred tax liabilities restructured income tax debt to the amount of 179,107 thousand Rubles was recognized as of 01.01.2005.
Including:
- the tax amounting to 29,803 thousand Rubles,
- penalty amounting to 117,809 thousand Rubles,
- fine amounting to 1168 thousand Rubles,
- additional income tax payment adjusted taking into account the rate of the Central Bank of the Russian Federation to the amount of 30,327 thousand Rubles.
In 2005 restructured income tax debt (29 803 thousand Rubles) and additional income tax payment adjusted taking into account the rate of the Central Bank of the Russian Federation (30,327 thousand Rubles) were paid from the settlement account of OAO Kuzbassenergo. The deferred tax liability with respect to restructured penalties and fines indebtedness to budget to the amount of 118,951 thousand Rubles written off according to tax authority's decision was recognized as increase of net profit. On 31.12.2005 restructured penalty indebtedness was 26 thousand Rubles.
In the reporting year the tax asset from loss on realization of securities to the amount of 232,398 thousand Rubles was allocated as decrease of net profit.

Settlements with extrabudgetary social funds in 2005
thousands of Rubles

Payments to extrabudgetary funds	as of 01.01.2005		Charged		Paid		as of 31.12.2005	
	Total indebtedness (+), excess payment (-)	Share, %	Total indebtedness (+), excess payment (-)	Share, %	Total indebtedness (+), excess payment (-)	Share, %	Total indebtedness (+), excess payment (-)	Share, %
Total payments	**443,113**	**100**	**167,036**	**100**	**554,957**	**100**	**55,192**	**100**
including								
Pension Fund	84,840	19.15	369,451	221.18	417,507	75.23	36,784	66.65
Social Security Fund	-3,213	-0.73	68,797	41.19	64,921	11.70	663	1.20
Compulsory Medical Insurance Fund	922	0.21	51,421	30.78	47,823	8.62	4,520	8.19
Penalties and fines	360,564	81.37	(322,633)	(193.15)	24,706	4.45	13,225	23.96

Accounts payable to extrabudgetary social funds in 2005 decreased 8 times. The decrease is caused by:
- early repayment of restructured social contributions debt to the Pension Fund of the Russian Federation to the amount of 72,141 thousand Rubles;
- early payment (to the amount of 23,303 thousand Rubles) and write off (to the amount of 328,218 thousand Rubles) of restructured penalties and fines to the Pension Fund of the Russian Federation (Resolution No. 699 of 11.10.2001 issued by the Government of the Russian Federation; Resolution No. 11-05 of 23.06.2005 issued by Interdistrict Inspectorate of the Federal Tax Service of Russia, Resolution No. 22 of 03.12.2001 issued by Kemerovo Inspection of the Ministry of Taxation of the Russian Federation, Resolution No. 23 of 30.07.2004 issued by Kemerovo Inspection of the Ministry of Taxation of the Russian Federation, Resolution No. 25 of 28.10.2004 issued by Kemerovo Inspection of the Ministry of Taxation of the Russian Federation).
Accounts receivable as of 31.12.2005 were 1818 thousand Rubles being formed mainly at the expense of expenses incurred for purposes of state social insurance (payments under sickness certificates), that exceeded insurance premium charged.

Outcome of Contingencies

Indicator	Income		Expense		Financial result	
	2005	**2004**	**2005**	**2004**	**2005**	**2004**

Indicator	Income		Expense		Financial result	
	2005	2004	2005	2004	2005	2004
Income and expenses from contingencies, total including:	**28,325**	**9,361**	**6,821**	**11,359**	**21,504**	**-1,998**
- *insurance compensation*	28,325	9,348	-	-	-	-
- *inventory items cost*	0	13	86	80	-86	-67
- *loss from write off*	-	-	4,756	5,223	-	-
- *other extraordinary costs*	-	-	1,979	6,056	-	-

Extraordinary income in 2005 increased by 18,964 thousand Rubles (3 times) in comparison with 2004 and made 28,325 thousand Rubles. The total amount of insurance compensation in 2005 was 28,325 thousand Rubles, including:
26,105 thousand Rubles - on insurance events Breakdown of Machines and Devices and Fire that took place in August 2005 at Southern Electricity Networks (substation PS-110 kV of Kuznetsky Ferroalloy Plant 1);
2,128 thousand Rubles – compensations connected with insurance with respect to risks Stealage (Eastern Electric Networks), Natural Disaster (Central Electric Networks), Breakdown of Machines and Devices (Bulk Power Systems);
92 thousand Rubles – compensations received under insurance contracts concluded by subsidiaries (75 thousand Rubles - ZAO ATP Kuzbassenergo, 17 thousand Rubles - OOO Note Centre of Kuzbassenergo).
In 2005 the Company's expenses on contingences were 6,821 thousand Rubles, which is 40 % less than in 2004.

3.16. Discontinuing Operation

According to the Resolution of the Company's Board of Directors of 12.07.2005, reforming of the Company was determined as one of priority directions of its activity. Besides it was decided to start reforming the Company as regards division by activities through reorganization of the Company in the form of split-off.
The extraordinary meeting of shareholders of the Company hold on 30.12.2005 resolved on reorganization of the Company in the form of split-off and approved separation balance sheet as of 30.06.2005.
OAO Kuzbassenergo (reorganized company) is a regional generating company established on the basis of generating facilities of power plants and main heat network assets of the Heat Network Administration by zones of power supply and administrative jurisdiction.
The following joint stock companies will be separated in the course of reorganization:
OAO Kuzbassenergo - Regional Electric Grid Company will transfer and distribute electric energy from a source to a consumer;
OAO Kuzbass Energy Sales Company – purchase and sale of electric energy. A function of guaranteeing supplier may be allotted;
OAO Bulk Power Systems Kuzbassenergo carries out transmission of electric energy by networks related to the Unified National (All-Russian) Power Grid;
OAO Zapadno-Sibirskaya CHPP - generation of electric and heat energy, heat energy transmission;
OAO Yuzhno-Kuzbasskaya GRES - generation of electric and heat energy, heat energy transmission.
In accordance with separation balance the separated companies will be allocated the following authorized funds:

OAO Kuzbassenergo - Regional Electric Grid Company	1,757,875 thousand Rubles
OAO Kuzbass Energy Sales Company	30,308 thousand Rubles
OAO Bulk Power Systems Kuzbassenergo	606,164 thousand Rubles
OAO Zapadno-Sibirskaya CHPP	909,246 thousand Rubles
OAO Yuzhno-Kuzbasskaya GRES	545,547 thousand Rubles

The authorized capital of OAO Kuzbassenergo (reorganized company) will not be changed and will be 606,164 thousand Rubles.

Cost of assets and liabilities which retirement is supposed in accordance with the Company's interim separation balance sheet as of 31.12.2005

OAO Kuzbassenergo - Regional Electric Grid Company
thousands of Rubles

	As of 30.06.2005	As of 31.12.2005
Fixed assets	5,510,822	5,650,337
Construction in progress	101,058	61,374
Long-term financial investments	8,744	8,744
Deferred tax assets	**85,723**	**97,117**
Other non-current assets		3,228

Total non-current assets	5,706,347	5,820,800
Inventory	75,696	82,939
Input value added tax	21,823	28,242
Accounts receivable (payments are expected in more than 12 months after the reporting date)	111,436	101,078
Accounts receivable (payments are expected within 12 months from the reporting date)	715,273	187,589
Short-term financial investments	7,488	824
Cash	20,607	63,425
Other current assets		
Total current assets	952,323	464,100
TOTAL ASSETS	**6,658,670**	**6,284,899**
Loans and credits – long-term liabilities		
Deferred tax liabilities	157,184	170,890
Other long-term liabilities	126	69
Total long-term liabilities	157,310	170,959
Loans and credits – short-term liabilities	993,815	726,315
Accounts payable	130,065	78,176
Profit (dividends) payable to participants (founders)		
Deferred income	413	423
Provisions for future expenses		
Other short-term liabilities		
Total short-term liabilities	1,124,292	804,914
TOTAL LIABILITIES	**1,281,602**	**975,873**

OAO Kuzbass Energy Sales Company
thousands of Rubles

	As of 30.06.2005	**As of 31.12.2005**
Fixed assets	178,488	204,380
Construction in progress	11,245	1,247
Long-term financial investments	100	100
Deferred tax assets	**386**	**353**
Other non-current assets		
Total non-current assets	190,219	206,080
Inventory	3,376	4,915
Input value added tax	19,527	17,997
Accounts receivable (payments are expected in more than 12 months after the reporting date)	119,410	74,479
Accounts receivable (payments are expected within 12 months from the reporting date)	318,746	259,182
Short-term financial investments		
Cash	15,094	47,612
Other current assets		29,
Total current assets	476,153	404,214
TOTAL ASSETS	**666,372**	**610,294**
Loans and credits – long-term liabilities		
Deferred tax liabilities	972	705
Other long-term liabilities		
Total long-term liabilities	972	705
Loans and credits – short-term liabilities	222,244	180,442
Accounts payable	303,719	423,504
Profit (dividends) payable to participants (founders)		
Deferred income		

Provisions for future expenses	450	
Other short-term liabilities		
Total short-term liabilities	526,413	603,946
TOTAL LIABILITIES	**527,385**	**604,651**

OAO Bulk Power Systems Kuzbassenergo
thousands of Rubles

	As of 30.06.2005	As of 31.12.2005
Fixed assets	1,924,143	1,874,998
Construction in progress	12,333	1,585
Long-term financial investments		
Deferred tax assets	**10,558,**	**11,302**
Other non-current assets		
Total non-current assets	1,947,034	1,887,885
Inventory	187	1
Input value added tax	2,244	2,438
Accounts receivable (payments are expected in more than 12 months after the reporting date)		
Accounts receivable (payments are expected within 12 months from the reporting date)		
Short-term financial investments		
Cash	1,400	1,400
Other current assets		
Total current assets	3,831	,3,838
TOTAL ASSETS	**1,950,865**	**1,891,723**
Loans and credits – long-term liabilities		
Deferred tax liabilities	51,242	59,220
Other long-term liabilities		
Total long-term liabilities	51,242	59,220
Loans and credits – short-term liabilities		
Accounts payable		
Profit (dividends) payable to participants (founders)		
Deferred income		
Provisions for future expenses		
Other short-term liabilities		
Total short-term liabilities		
TOTAL LIABILITIES	**51,242**	**59,220**

OAO Zapadno-Sibirskaya CHPP
thousands of Rubles

	As of 30.06.2005	As of 31.12.2005
Fixed assets	2,623,731	2,629,772
Construction in progress	74,642	50,443
Long-term financial investments		
Deferred tax assets	**25,103**	**31,122**
Other non-current assets		2,299
Total non-current assets	2,723,476	2,713,636
Inventory	107,135	148,535
Input value added tax	20,771	22,837
Accounts receivable (payments are expected in more than 12 months after the reporting date)		
Accounts receivable (payments are expected within 12 months from the reporting date)	32,309	24,492
Short-term financial investments		
Cash	720,	8,754,
Other current assets		
Total current assets	160,935	204,618

TOTAL ASSETS	**2,884,411**	**2,918,254**
Loans and credits – long-term liabilities		
Deferred tax liabilities	5,688	11,000
Other long-term liabilities		
Total long-term liabilities	5,688	11,000
Loans and credits – short-term liabilities		
Accounts payable	55,690	110,819
Profit (dividends) payable to participants (founders)		
Deferred income		
Provisions for future expenses		
Other short-term liabilities		
Total short-term liabilities	55,690	110,819
TOTAL LIABILITIES	**61,378**	**121,819**

OAO Yuzhno-Kuzbasskaya GRES
thousands of Rubles

	As of 30.06.2005	**As of 31.12.2005**
Fixed assets	1,304,968	1,356,309
Construction in progress	257,678	238,586
Long-term financial investments		
Deferred tax assets	**19,186**	**27,974**
Other non-current assets		
Total non-current assets	1,581,832	1,622,869
Inventory	120,390	159,191
Input value added tax	36,442	45,043
Accounts receivable (payments are expected in more than 12 months after the reporting date)	5	9,316
Accounts receivable (payments are expected within 12 months from the reporting date)	20,971	6,169
Short-term financial investments		
Cash	637	1,324
Other current assets		7
Total current assets	178,445	221,050
TOTAL ASSETS	**1,760,277**	**1,843,919**
Loans and credits – long-term liabilities		
Deferred tax liabilities	17,481,	18,711
Other long-term liabilities	195	10
Total long-term liabilities	17,676	18,721
Loans and credits – short-term liabilities	14,951	
Accounts payable	35,886	16,799
Profit (dividends) payable to participants (founders)		
Deferred income		
Provisions for future expenses		
Other short-term liabilities		
Total short-term liabilities	50,837	16,799
TOTAL LIABILITIES	**68,513**	**35,520**

The Company does not discover information on income, expenses, income tax and cash flow relative to discontinuing operation, as the Company does not account separately proceeds from realization by separated subdivisions. Income and expenses in respect to discontinuing operation also cannot be assessed as rates for these activities inside the Company are absent.

According to the Resolution of the Board of Directors of the Company of 12.?.2006, the reg... companies being established shall take place by 01.07.2006.
Shares of established OAO Kuzbassenergo - Regional Electric Grid Company, OAO Kuzbass Energy Sales Company, and OAO Bulk Power Systems Kuzbassenergo are distributed among shareholders of the Company in proportion to shares in the Company hold by them.
Shares of established OAO Zapadno-Sibirskaya CHPP and OAO Yuzhno-Kuzbasskaya GRES are placed as follows: the Company purchases 50 % + 1 share of the established companies;
The resting shares of the companies being established shall be distributed between shareholders as follows:
Each shareholder who took part in voting with respect to reorganization of the Company and did not vote against reorganization shall receive the following number of shares in OAO Zapadno-Sibirskaya CHPP and OAO Yuzhno-Kuzbasskaya GRES:
X=A/(B-C)*D , where
X – number of shares in OAO Zapadno-Sibirskaya CHPP and OAO Yuzhno-Kuzbasskaya GRES to be received by a shareholder who took part in voting with respect to reorganization of the Company and did not vote against reorganization;
A – number of shares in the Company hold by the shareholder at the date of state registration of OAO Zapadno-Sibirskaya CHPP and OAO Yuzhno-Kuzbasskaya GRES;
B – total number of shares in the Company at the date of state registration of OAO Zapadno-Sibirskaya CHPP and OAO Yuzhno-Kuzbasskaya GRES;
C – total number of shares in the Company hold by shareholders who voted against reorganization or did not participate in voting regarding this issue at the date of state registration of OAO Zapadno-Sibirskaya CHPP and OAO Yuzhno-Kuzbasskaya GRES;
D – total number of shares of the established company to be distributed among the Company's shareholders (less total number of shares of the established company to be purchased by the Company and allocated among shareholders who voted against reorganization or did not participate in voting regarding this issue).
2.2. Shareholders of the Company who voted against reorganization or did not participate in voting regarding this issue shall be allocated shares of each of the established companies in number equal to number of shares hold by them.

3.18. Earnings per Share

	2005	2004
Base profit for the reporting year, thousand Rubles	493,174	(1,592,752)
Weighted average number of outstanding ordinary shares during the reporting year, shares	606,163,800	606,163,800
BASIC EARNINGS PER SHARE, RUBLES	0.814	(2.628)

Based on the Company's performance for 9 months of 2005, dividends amounting to 406,409 thousand Rubles were charged in the 4th quarter of 2005. Dividends will be paid to the Company's shareholders in the 1st quarter of 2006.

3.19. Affiliated Persons

Parent company

The Company is controlled by Russian Energy and Electrification Joint-Stock Company "UES of Russia", holding 49 % of the Company's ordinary shares.

The resting 51 % of ordinary shares are hold by large number of shareholders. The largest block of shares is owned by Joint Stock Company "Siberian Coal Energy Company", holding 43.48 % of the Company's ordinary shares as of 31.12.2005.

Besides, affiliated persons of the Company include:
Members of the Company's Board of Directors and Management Board, information on which is provided in section General Information of the Explanatory Note;
11 subsidiaries:
OAO Kuzbasshydroenergostroy;
OOO Sbytenergo;
OAO Investment Production Association Vodokanal;
OAO Prokopyevskenergo;
OOO Note Centre of Kuzbassenergo;
OAO Engineering Analytical Centre Kuzbastechenergo;
OAO Kuzbass Power Repair Company;
OAO Kuzbassetremont;
ZAO Motor Transport Enterprise of Kuzbassenergo;
ZAO Medical Unit "Health Centre Energetic";
OAO Kuzbassenergoservice.

3. Legal persons incorporated to the group of RAO UES of Russia.

In the reporting year the Company sold its products to the following affiliated persons:

thousands of Rubles

Name	Transaction type	2005	2004
1. OAO RAO UES of Russia	Subscription fee settlements	-	-
2. OOO Sbytenergo	Electric energy sales, other services	190,709,	150,131
3. OAO Prokopyevskenergo	Electric energy sales, other services	635,624	555,186
4. OOO Note Centre of Kuzbassenergo	Energy sales, inventory, other services	849	20,153
5. OAO IPA Vodokanal	Electric energy sales, other services	12	-
6. OAO Kuzbassenergoservice	Electric energy sales, other services	26,134	65,117
7. OAO EAC Kuzbasstechenergo	Electric energy sales, other services	7,193	4,842
8. ZAO ATP Kuzbassenergo	Electric energy sales, other services	10,714	9,621
9. ZAO MU HC Energetik	Electric energy sales, other services	8,455	8,510
10. OAO Kuzbass Power Repair Company	Electric energy sales, other services	10,067	4,032
11. OAO Kuzbasssetremont	Electric energy sales, other services	5,064	4,939
12. OAO Coal Company Kuzbassrazrezugol	Electric energy sales, other services, the Company's promissory notes	435,572	312,663
13. OAO Kuznetskiye Ferrosplavy	Energy sales, other services	1,572,396	1,253,189
14. ZAO Kuzbassenergosvyaz	Electric energy sales, inventory, lease	26,091	-
15. Bank Alemar	Sales of the Company's promissory notes, telecommunication services, lease	10,835	55,872
	TOTAL:	2,939,715	2,444,255

In 2005 and 2004 the Company purchased products from the following affiliated persons:

thousands of Rubles

Name	Transaction type	2005	2004
1. OAO RAO UES of Russia	Subscription fee settlements	989,681	992,493
2. OAO SUEK	Coal purchase	1,804,280	1,511,169
3. OOO Sbytenergo	Remuneration for collection of monetary assets from debtor consumers, contract works	4,778	4,352
4. OAO Prokopyevskenergo	Purchase of coal, electric energy and fixed assets, remuneration	6,636	21,488
5. OOO Note Centre	Inventory purchase, other services	-	6,936
6. ZAO Kuzbassenergoservice	Design works, other services	120,073	240,305
7. OAO EAC Kuzbasstechenergo	Contract works, other services	49,930	27,760
8. ZAO ATP Kuzbassenergo	Motor transport services	198,655	173,127
9. ZAO MU HC Energetik	Medical services	30,203	36,003
10. OAO Kuzbass Power Repair Company	Contract works, other services	117,807	92,202
11. OAO Kuzbasssetremont	Contract works, other services	80,223	45,909
12. AO Sayano-Shushenskaya HEPP	Electric energy purchase	187,357	94,199
13. AO Yakutskenergo	Electric energy purchase	-	12,375
14. AO Kharanorskaya GRES	Electric energy purchase	77,894	30,996
15. AO Beryozovskaya GRES-1	Electric energy purchase	132,398	263,638
16. AO Gusinoozerskaya GRES	Electric energy purchase	90,132	98,910
17. AO Krasnoyarskaya GRES-2	Electric energy purchase	64,334	22,159
18. OAO Omsk Energy Sales Company	Electric energy purchase	917	-
19. MMSK Centre	Electric energy transmission services	32,034	-
20 OAO FGC of UES	Electric energy transmission services	802,707	832,722
21 System Operator CDA of UES	System security maintenance services	268,396	194,381
22. OAO Coal Company Kuzbassrazrezugol	Coal purchase	2,635,961	1,171,820
	Inventory purchase, equipment	20,238	-
23. OAO Kuznetskiye Ferrosplavy			
24. ZAO Kuzbassenergosvyaz	Telecommunication services	53,134	-
25. Bank Alemar	Bank services	29,614	65,784
	TOTAL:	7,797,382	5,938,728

Settlements with affiliated persons

As of 31.12.2005 and 31.12.2004 indebtedness of affiliated persons to the Company was:

Accounts receivable of the Company

thousands of Rubles

Name	2005	2004
OAO RAO UES of Russia	177	-
OAO SUEK	151	-
OOO Sbytenergo	74,446	149,924
OAO Prokopyevskenergo	14,005	2,000
OOO Note Centre of Kuzbassenergo	17	508,959
OAO IAC Kuzbassenergo	367	120
ZAO MU HC Energetik	941	3,181
ZAO ATP Kuzbassenergo	17,311	22,256
ZAO Kuzbassenergoservice	35,896	92,395
OAO Kuzbass Power Repair Company	95	336
OAO Kuzbasssetremont	203	3,750
OAO Coal Company Kuzbassrazrezugol	22,305	19,359
OAO Kuznetskiye Ferrosplavy	16,171	11,911
Bank Alemar	8	10
ZAO Kuzbassenergosvyaz	179	-
15. OAO Altayenergo	484	-
TOTAL:	182,756	814,201

As of 31.12.2005 and 31.12.2004 indebtedness of the Company to affiliated persons was:

Accounts payable of the Company

thousands of Rubles

Name	2005	2004
OOO Note Centre of Kuzbassenergo	3,926	5,063
OAO RAO UES of Russia	1,262,390	1,321,990
OAO Prokopyevskenergo	865	12,095
OAO Sbytenergo	1,155	367
OAO IAC Kuzbassenergo	1,639	2,978
ZAO MU HC Energetik	1,654	521
ZAO ATP Kuzbassenergo	12,885	11,520
ZAO Kuzbassenergoservice	2,551	12,338
OAO Kuzbass Power Repair Company	2,471	2,660
OAO Kuzbasssetremont	2,148	635
OAO SUEK	139,928	101,868
AO Sayano-Shushenskaya HEPP	1,693	-
AO Yakutskenergo	797	1,144
AO Kharanorskaya GRES	1,121	-
AO Beryozovskaya GRES-1	-	40,664
AO Gusinoozerskaya GRES	-	1,874
OAO Omsk Energy Sales Company	1,082	-
ZAO FSC	4	-
MMSK Centre	37,801	-
Konakovskaya GRES	259	371
Kostromskaya GRES	197	398
Lenenergo	6	6
Mosenergo	348,302	348,302
Ryazanskaya GRES	687	986
Tyumenenergo	206	206
OAO Coal Company Kuzbassrazrezugol	61,583	16,892
OAO Kuznetskiye Ferrosplavy	106	375
ZAO Kuzbassenergosvyaz	3,247	-
TOTAL:	1,888,603	1,883,253

Remuneration to directors

In 2005 the Company paid remuneration to members of the Board of Directors to the total amount of 8,809 thousand Rubles (4,879 thousand Rubles in 2004), to members of the Management Board, 1,189 thousand Rubles (743 thousand Rubles in 2004).

3.20. Contingent Liabilities

The Company is a plaintiff and a defendant in a number of legal proceedings occurring in the course of ordinary business. At present the outcome of these proceedings for the Company cannot be determined definitely. According to opinion of the Company's management the proceedings will not exert significant negative influence on the Company's operating profit or financial condition.

Outstanding court differences

1. By the ruling of the Federal Arbitration Court of Zapadno-Sibirsky District of 15.09.2005, a tax authority was adjudicated of collection of charges for pollution of Belovskoye Reservoir amounting to 668,142 thousand Rubles at reconsideration of case No. A27-12008/03-6.

To return the mentioned amount from the budget according to articles 325 and 326 of the Arbitration Procedure Code of the Russian Federation the Company should obtain the Ruling of the Arbitration Court of Kemerovo Region and Enforcement Order on reversal of execution of judicial acts adopted in the course of original trial under the mentioned case.

According to clause 8 of RAS 9/99 Entity's Income, the income amounting to 668,142 thousand Rubles fall into "other" income according to its economic nature, which are recognized in the accounting in actual amounts when obtained in accordance with clauses 10.6, 11 and 16 of RAS 9/99. It follows from the above that the Ruling of the Federal Arbitration Court of Zapadno-Sibirsky District is not enough for recognition of the amount of 668,142 thousand Rubles to be reimbursed from the budget as part of income. The ground for reimbursement of the mentioned amount from the budget is the Ruling of the Arbitration Court of Kemerovo Region on reversal of execution of judicial acts adopted in the course of original trial and the Enforcement Order on collection of this amount in favour of the Company.

Accounting income to the amount of 668,142 thousand Rubles will be recognized on the basis of the date of the Ruling on reversal of execution of a judicial act and the Enforcement Order on collection of this amount in favour of the Company.

2. Collection by the Kemerovo Inspection of the Federal Tax Service of the Russian Federation of tax sanctions to the amount of 214,939 thousand Rubles charged according to findings of a field tax inspection on the basis of Decision No. 250 of 10.04.2003. The Company did not agree to the mentioned claims and put their lawfulness in issue.

Taking into account valid judgements, the tax authority will be adjudicated of collection of tax sanctions to the amount of 189,066 thousand Rubles. Besides, the court can reduce twofold the amount of tax sanctions for failure to submit land tax returns (21,732 thousand Rubles) to 10,866 thousand Rubles. Thus actual collectable amount of tax sanctions may be from 15,006 thousand Rubles to 25,872 thousand Rubles. Consideration of case is scheduled for April 2006.

The provision in connection with this contingent liability was not formed in the Company's accounting as of 31.12.2005, as the Company's management considers probability of loss in consequence of these proceedings as low.

<u>Securities and guarantees issued.</u>

As at the end of 2005 the Company issued securities to the amount of 719,451 thousand Rubles representing the amount of coverage under credit agreements valid on 31.12.2005 (1,127,560 thousand Rubles on 31.12.2004).

The Company did not receive any bank claims on prompt payment of liabilities with security and did not formed accounting provisions for contingencies with respect to securities issued.

General Director of OAO Kuzbassenergo *<signature>* **S. N. Mikhailov**

Chief Accountant of OAO Kuzbassenergo *<signature>* **A. N. Rymova**

<stamp of OAO Kuzbassenergo >

Appendix No. 7 Consolidated Accounting Statements of OAO Kuzbassenergo for Financial Year 2006

Annex to Order No. 67 of 22.07.03 issued by the Ministry of Finance of the Russia Federation

BALANCE SHEET **Consolidated**

as of December 31, 2006

		CODES
	Form No. as per OKUD	710 001
	Date [year, month, day]	2006 12 31
Organization OAO Kuzbassenergo	OKPO	105638
Taxpayer Identification Number	INN	4200000333
Type of activity industry	OKVED	40.10.11.
Form of incorporation / form of ownership	OKOPF/ OKFS	47\41
Joint Stock Company/mixed Russian ownership with a share of federal ownership		
Unit of measurement thousands of Rubles	OKEI	384
Location (address) Kuznetsky Avenue 30, Kemerovo		
	Date of approval	
	Date of dispatch [receipt]	05.03.2007

ASSETS	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
I. NON-CURRENT ASSETS				
Intangible assets		110	1	1
including:				
rights to patents, programmes, trade marks (service marks), other similar rights and assets		111	1	1
organizational expenses		112		
organization's goodwill		113		
other types of intangible assets		114		
R&D results		115		
Fixed assets		120	27 861 933	15 707 901
including:				
land and natural resources		121	570 063	443 596
buildings, machinery and equipment, structures		122	27 222 972	15 230 784
other fixed assets		123	68 898	33 521
Construction-in-progress		130	1 398 467	785 303
including				
equipment to be installed		*13001*	80 803	88 153
investments to non-current assets		*13002*	1 317 664	697 150
Income-bearing investments in tangible assets		135	6	4
including:				
property for leasing		136	6	4
property leased out under rental agreement		137		
Long-term financial investments		140	59 692	2 301 803
including:				
investments in subsidiaries		141		2 299 017
investments in dependent companies		142		
investments in other entities		143	7 205	50
loans extended to entities for more than 12 months		144		
other long-term financial investments		145	52 487	2 736
FOR CONSOLIDATED STATEMENTS				
Goodwill of subsidiaries		146		
Appraisal of participation of the parent company in the subsidiary		147		
Deferred tax assets		148	453 779	169 093
Other noncurrent assets		150	9 296	4 465
Section 1 TOTAL		190	29 783 174	18 968 570

ASSETS	Note	Code	At the beginning of the reporting period	At the end of the reporting period
1	A	2	3	4
II. CURRENT ASSETS				
Inventories		210	1 382 775	1 042 427
including:				
raw materials, materials and other similar assets		211	1 308 666	998 988
including:				
fuel oil		*21101*	61 797	71 780
coal		*21102*	748 803	572 039
diesel fuel		*21103*	4	28
other process fuel		*21104*		
spare parts		*21105*	122 947	88 800
other raw materials and materials		*21107*	375 115	266 341
rearers and fatteners		212		
work-in-progress costs		213	532	26
finished products and goods for resale		214	32 736	22 011
goods dispatched		215	289	159
deferred expenses		216	40 552	21 243
other inventories and costs		217		
Value added tax on assets purchased		220	798 846	224 699
including				
VAT at electric energy purchase		*22001*	79 471	5 608
Accounts receivable (amounts falling due after more than 12 months from the balance sheet date)		230	234 107	78 445
including:				
buyers and customers		231	167 187	21 531
including:				
financed from the federal budget		*23101*		
financed from budgets of constituents of the Russian Federation		*23102*		
financed from local budgets		*23103*		
other buyers and customers		*23104*	167 187	21 531
notes receivable		232		
receivables from subsidiaries and affiliates		233		
advance payments made		234	842	778
other debtors		235	66 078	56 136
including:				
debt under share participation contracts		23501		
non-interest-bearing notes		23502		9 888
other debtors		23503	66 078	46 248
Accounts receivable (amounts falling due within 12 months from the balance sheet date)		240	1 891 899	1 121 179
including:				
buyers and customers		241	781 146	366 111
including:				
at resale of electric energy inside the group		*24101*		
middlemen at sales of electric and heat energy		*24102*		
organizations financed from the federal budget		*24103*	5 408	2 024
organizations financed from budgets of the Russian Federatio		*24104*	5 280	1 937
organizations financed from local budgets		*24105*	21 240	13 697
other consumers of electric and heat energy		*24106*	610 980	291 779
subscription fee indebtedness		*24107*		
other buyers and customers		*24108*	138 238	56 674

ASSETS	Note	Code	At the beginning of the reporting period	At the end of the reporting period
1	A	2	3	4
II. CURRENT ASSETS				
notes receivable		242	672 938	
receivables from subsidiaries and dependent companies		243		
receivables from participants (founders) for equity contributions		244		
advance payments made		245	209 429	274 067
including:				
to electric and heat energy suppliers		*24501*	279	19 999
fuel suppliers		*24502*	39 909	36 524
materials suppliers		*24503*	27 470	15 267
construction organizations		*24504*	42 815	37 828
repair organizations		*24505*	15 933	10 196
service suppliers		*24506*	53 550	130 300
other advance payments made		*24507*	29 473	23 953
other debtors		246	228 386	481 001
including:				
with respect to penalties and fines		*24601*		
tax overpayment to the federal budget		*24602*	27 818	51 998
tax overpayment to budgets of constituents of the Russian Federation		*24603*	31 730	179 467
tax overpayment to local budgets		*24604*	25 856	25 413
overpayment of charges to state extrabudgetary funds		*24605*	1 818	3 127
payables to RAO UES of Russia with respect to engineering services		*24607*		
receivables from RAO UES of Russia with respect to engineering services		*24608*		
payables to RAO UES of Russia with respect to design and exploration work		*24609*		
receivables from RAO UES of Russia with respect to design and exploration work		*24610*		
receivables for equity contributions		*24612*		
non-interest-bearing notes		*24613*		
other debtors		*24611*	141 164	220 996
Short-term financial investments		250	74 775	75 799
including:				
loans extended to entities for less than 12 months		251		
other short-term financial investments		253	74 775	75 799
Cash		260	510 081	197 783
including:				
cash in hand		261	373	200
settlement accounts		262	508 993	197 287
foreign currency accounts		263		
other cash		264	715	296
including:				
special bank accounts		*26401*	192	71
monetary instruments		*26402*	169	64
transfers in transit		*26403*	354	161
Other current assets		270	3 417	2 881
including:				
intra-organizational receivables for current transactions		*27002*		
intra-organizational receivables for construction		*27003*		
intra-organizational receivables for design and exploration work		*27004*		
intra-organizational receivables with respect to item security cost estimate		*27006*		
intra-organizational receivables with respect to VAT		*27007*		
other current assets		*27005*	3 417	2 881
Section II TOTAL		290	4 895 900	2 743 213

LIABILITIES	Note	Code	of the reporting year	At the end of the reporting year
1	A	2	3	4
III. CAPITAL AND RESERVES				
Authorized capital		410	606 164	606 164
including:				
in preferential shares		*41001*		
in ordinary shares		*41002*	606 164	606 164
Own shares bought out from shareholders		415		
Incremental capital		420	25 331 162	15 492 502
Settlements with regard to segregated property		423		
Reserve funds		430	19 306	33 151
including:				
statutory reserves		431	19 306	33 151
reserves formed in accordance with constitutive documents		432		
Special-purpose financing		450		
Undistributed profit (uncovered loss)				
Undistributed profit of past periods		460	1 514 124	1 431 180
Uncovered loss of past periods		465		
Undistributed profit of the reporting year		470		105 982
Uncovered loss of the reporting year		475		
Section III TOTAL		490	27 470 756	17 668 979
FOR CONSOLIDATED STATEMENTS				
Subsidiaries goodwill		495		
Minority share		500	33 060	42 416
IV. LONG-TERM LIABILITIES				
Loans and credits		510	-	433 845
including:				
bank credits repayable in more than 12 months after the balance sheet date		511		433 845
loans repayable in more than 12 months after the balance sheet date		512		
Deferred tax liabilities		515	557 780	404 943
Other long-term liabilities		520	1 260 975	902 953
including:				
payables to suppliers and contractors		52001	1 240 468	883 347
payables to social funds		52002	7 941	7 941
including:				
Pension Fund of the Russian Federation		*52003*		
Compulsory Medical Insurance Fund		*52004*		
Employment Fund		*52005*		
Social Security Fund		*52006*		
penalties and fines to state extrabudgetary funds		*52007*	7 941	7 941
payables to budget (restructured taxes)		52008	12 566	11 665
including:				
federal budget		*52009*	2 322	2 322
budgets of constituents of the Russian Federation		*52010*	9 671	9 342
local budgets		*52011*	573	1
payables for income tax according to transition period base		52020	-	-
including:				
federal budget		*52021*		
budgets of constituents of the Russian Federation		*52022*		
local budgets		*52023*		
other long-term liabilities		52012		
Section IV TOTAL		590	1 818 755	1 741 741
V. SHORT-TERM LIABILITIES				
Loans and credits		610	1 606 127	822 926
including:				
bank credits repayable within 12 months from the balance sheet date		611	1 595 127	812 926
loans repayable within 12 months from balance sheet date		612	11 000	10 000

LIABILITIES	Note	Code	At the beginning of the reporting year	At the end of the reporting year
1	A	2	3	4
Accounts payable		620	2 967 794	1 389 719
including:				
suppliers and contractors		621	856 641	495 396
including:				
electric energy suppliers		*62101*	305 258	23 435
other suppliers of electric and heat energy		*62102*	23	4 614
gas suppliers		*62103*	4 240	6 391
fuel oil suppliers		*62104*	2 730	56
coal suppliers		*62105*	284 392	110 776
suppliers of other fuels		*62112*		
construction organizations		*62106*	24 351	8 561
repair organizations		*62107*	7 112	21 587
subscription fees to RAO UES of Russia		*62108*	160 000	210 000
payables to Concern Rosenergoatom		*62110*	2 753	1 904
payables to nuclear power plants		*62111*		
other suppliers and contractors		*62109*	65 782	108 072
subscription fees to OAO SO TsDU UES		*62113*		
subscription fees to OAO FSK		*62114*		
notes payable		622	452 260	73 089
payables to subsidiaries and dependent companies		623		
payables to personnel		624	76 249	42 022
including:				
current		*62401*	76 249	42 022
overdue		*62402*		
payables to state and extrabudgetary funds		625	49 069	29 394
including:				
Pension Fund of the Russian Federation		*62501*	37 031	18 180
Compulsory Medical Insurance Fund		*62502*	4 522	3 912
Employment fund		*62503*		
Social Security Fund		*62504*	2 217	1 041
penalties and fines to state extrabudgetary funds		*62505*	5 299	6 261
tax payables		626	677 800	569 202
current tax payables		62610	677 800	569 202
including:				
to the federal budget		*62601*	457 555	378 036
to budgets of constituents of the Russian Federation		*62602*	157 250	116 726
to local budgets		*62603*	62 995	74 440
income tax payables according to transition period base		62620	-	-
including:				
to the federal budget		*62621*		
to budgets of constituents of the Russian Federation		*62622*		
to local budgets		*62623*		
advance payments received		627	496 457	107 380
including:				
from electric energy consumers		*62701*		3 209
from other consumers of electric and heat energy		*62702*	480 983	89 646
other advance payments received		*62703*	15 474	14 525
other creditors		628	359 318	73 236
including:				
VAT in non-paid products		*62801*	352 074	57 482
payables to R&D extrabudgetary fund		*62802*		
payables to RAO UES of Russia for engineering services		*62804*		
receivables from RAO UES of Russia for engineering services		*62805*		
payables to RAO UES of Russia for design and exploration work		*62806*		
receivables from RAO UES of Russia for design and exploration work		*62807*		
other creditors		*62808*	7 244	15 754

LIABILITIES	Note	Code	At the beginning of the reporting year	At the end of the reporting year

1	A	2	3	4
Debts to members (founders) with respect to their earnings		630	374 772	2 307
Deferred revenue		640	407 810	43 695
Provision for future expenses and payments		650		
Other short-term liabilities		660	-	-
including:				
intra-organizational payables for current transactions		*66002*		
intra-organizational payables for construction		*66003*		
intra-organizational payables for design and exploration work		*66004*		
intra-organizational payables for item security cost estimate		*66006*		
intra-organizational payables for VAT		*66007*		
Other short-term liabilities		*66005*		
Section V TOTAL		690	5 356 503	2 258 647
BALANCE		700	34 679 074	21 711 783

Statement of Assets Accounted for Off Balance Sheet

ASSETS	Note	Code	At the beginning of the reporting year	At the end of the reporting year
Fixed assets taken on lease		910	142,380	31,703
including leasing agreements		911		22,937
Inventory items accepted for safekeeping		920	9,407	12,362
Materials accepted for processing		925	658	258
Goods accepted for commission sale		930		
Equipment accepted for installation		935		
Debts of insolvent debtors written off		940	490,530	399,221
Security for obligations and payments obtained		950	88,226	87,316
Security for obligations and payments provided		960	719,451	614,692
Fixed asset depreciation		970	1,113	1,080
Depreciation of off-site service facilities and other similar facilities		980		
Registered high-security forms		991	36	7
Fixed assets leased out		992		
Federally owned property		993		
Intangible assets obtained for use		990		

General Director <*signature*> S.N. Mikhailov

Chief Accountant <*signature*> S. S. Prikhodchenko

5.03.2007

Statement of Operations

Form No. 2

for the period from January to December 2006

GOODS DISPATCHED SUMMARY

		codes
		0710002
	Date (year, month, day)	2006 I 12 I 31
Organization: OAO Kuzbassenergo	OKPO	105 638
Taxpayer Identification Number	INN	4200000333 420501001
Type of activity: industry	OKVED	40.10.11
Form of incorporation / form of ownership	OKOPF / OKFS	
Joint-stock company / Mixed Russian ownership with the share of federal ownership		47 | 41
Unit of measurement: thousands of Rubles	OKEI	384
Address: Kuznetsky Avenue, 30, Kemerovo, Kemerovo Region		

With respect to goods despatched

Indicator	Note	Line code	For the reporting period	For the similar period of the previous year
1	A	2	3	4
I.Income from and expenses for ordinary activities				
Net proceeds from sale of goods, products, works, and services				
works, and services				
(less value added tax, excise taxes and similar compulsory payments)	3.13	010	18 072 567	20 478 057
including from sale of:				
electric power to domestic consumers		011	9 693 682	14 873 504
exported electric power		012	-	
heat energy		013	4 015 485	3 924 419
subscription fees (for RAO UES of Russia)		014	-	
proceeds from tranportation of electric and heat energy		018	42 663	263 817
other commercial goods, products, works, and services		015	941 138	1 303 314
other non-commercial goods, products, works, and services		016	137 981	113 003
income from participation in other organizations		032	-	
electric power (capacity) through the New Wholesale Electric Energy (Capacity) Market		034	3 241 618	
Prime cost of sold goods, products, works, and services		020	(16 565 283)	(18 652 650)
including sold ones:				
electric power to domestic consumers		021	(8 716 652)	(13 881 702)
exported electric power		022	-	
heat energy		023	(3 828 302)	(3 488 431)
subscription fees (for RAO UES of Russia)		024	-	
transportation of electric and heat energy		028	(27 053)	(115 095)
electric power by sales companies		031	-	
other commercial goods, products, works, and services		025	(753 732)	(1 061 835)
other non-commercial goods, products, works, and services		026	(144 889)	(105 587)
expense on participation in other organizations		033	-	
electric power (capacity) through the New Wholesale Electric Energy (Capacity) Market		035	(3 094 655)	
Gross profit (010 - 020)		029	1 507 284	1 825 407
Commercial expenses		030	(13 155)	(19 672)
Administrative expenses		040	(1 782)	(7 379)
Profit (loss) from sales (lines 010 - 020 - 030 - 040)		050	1 492 347	1 798 356
II. Other income and expenses				
Interest receivable	2.13	060	8 344	5 194
Interest payable		070	(112 898)	(179 593)
Income from participation in other organizations				
Other income	3.14	090	1 616 361	2 685 852
Other expense	3.14	100	(2 034 990)	(4 370 486)
Profit (loss) before taxes (lines 050 + 060 -070 + 080 + 090 +100)		140	969 164	(60 677)
Deferred tax assets		143	(40 498)	182 947
Deferred tax liabilities		144	(116 784)	(85 964)
Current income tax		145	(318 102)	(394 295)
Other similar compulsory payments		146	(245 636)	850 013
Income tax and other similar compulsory payments		150	(721 020)	552 701
Profit (loss) on ordinary activities (lines 140 + 150)		160	248 144	492 024
III. Extraordinary Income and Expenses				
FOR CONSOLIDATED STATEMENTS				
Capitalized income (loss)		184	-	
Minority interest		185	15 240	1 872
Net profit (undistributed profit) (loss) of the reporting period (lines 160+170-180+184)		19010	*248 144*	*492 024*

Rubles

Only for annual accounting statements

Indicator	Note	Line code	For the reporting period	For the similar period of the previous year
1	A	2	3	4
FOR REFERENCE ONLY.				
Standing tax liabilities (assets)		200	240 820	307 501
Basic earnings (loss) per share		201	0,4094	0,8136
Diluted earnings (loss) per share	3.22	202	0,4094	0,8136

BREAKDOWN OF PARTICULAR PROFITS AND LOSSES

Indicator		Прим.	Line code	For the reporting period	For the similar period of the previous year
1		A			
Fines and penalties recognized or those with respect to collection of which court (arbitration court) decisions have been received	profit				
	profit		210	4 559	16 243
	loss		211	3 546	6 563
profit (loss) of past years	profit		220	25 060	53 235
	loss		221	22 775	226 220
Compensation of losses inflicted by non-fulfilment or improper fulfilment of obligations	profit		230	-	
	loss		231	-	

Exchange rate differences for transactions in foreign currency profit		240	34	16
loss		241	143	73
Deductions to valuation reserves loss		250	2 298	443 295
Writing-off of receivables and payables with expired limitation period profit		260	2 025	2 486
loss		261	1 297	107 793

General Director S. N. Mikhailov

Chief Accountant S. S. Prikhodchenko

10 March 2007

Breakdown of Form No. 2 Income and Loss Statement for the period from January to December 2006

according to the internal standard of RAO UES of Russia

Indicator		Line code	For goods dispatched: For the reporting period	For goods dispatched: For the similar period of the previous year
1		2	3	4
Interest payable		070	112 898	179 593
including				
Interest under credits and loans		07003	112 898	171 049
Other interest payable (interest under notes, bonds, etc.)		07004	-	8 544
Other operating income	2.13	090	1 616 361	2 685 852
including				
From realization of fixed assets, except for apartments	2.5	09001	23 022	58 225
From realization of apartments		09002	1 027	1 235
From realization of inventory		09003	108 435	197 627
Exchange rate differences at foreign currency realization		09004	-	
From realization of intangible assets		09005	-	
From sale of securities		09006	952 579	2 074 643
From realization of other assets		09007	37 532	135 295
From joint activity		09009	-	
Profit of 2005 detected in the reporting period		12001	20 523	
Profit of 2004 detected in the reporting period		12002	4 287	22 264
Profit of 2003 detected in the reporting period		12003	181	29 683
Profit as of 01.01!2003 detected in the reporting period		12004	69	1 288
Penalties and fines recognized or those with respect to collection of which court		12005	4 559	16 243
Payables with maturity of more than 3 years		12008	2 025	2 486
Exchange rate differences		12009	34	16
Excessive property according to results of inventory taking		12010	10 572	15 682
Assets obtained gratuitously, except for fixed assets and intangible assets		12011	50	13
Income of fixed assets obtained gratuitously determined according to the		12012	1 844	1 880
Sum differences		12013	16	45
Cost of valuables remaining after writing off of assets beyond repair and further		17032	94	
Other income		12014	449 512	129 227
Other operating expenses		100	2 034 990	3 550 051
including				
From realization of fixed assets, except for appartments	2.5	10001	25 015	92 748
From realization of appartments		10002	1 024	1 228
From realization of inventory		10003	107 990	213 212
Exchange rate differences at foreign currency realization		10004	-	
From realization of intangible assets		10005	-	
From sale of securities		10006	975 675	2 068 367
From realization of other assets		10007	37 924	158 231
Militia tax		10011	-	
Vehicle resale tax		10013	-	
Territory cleaning tax		10014	-	
Advertising tax		10015	-	
Additional payment to budget with respect to income tax		10016	-	
Securities transaction tax		10026	-	
Duty for use of Russia name		10028	-	
Other taxes		10017	-	
Bank services		10018	16 974	15 030
Content of preserved projects		10019	1 407	2 199
Cancelled production orders		10020	-	
Discontinued production costs		10021	-	1 100
Securities service costs		10022	20	274
Provision for doubtful debts		10024	-	324 676
Provision for financial investment impairment		10025	2 298	118 619
Provision for tangible asset impairment		10029	-	
Provision for discontinuing operation		10030	-	
Provision for other contingent liabilities		10031	-	
Retirement of assets without income	2.5	10032	192 253	136 946
VAT with respect to assets transferred gratuitously		10033	73	38
Transfer of property to municipal property		10034	2 474	22 533
Loss of 2005 detected in the reporting period		13001	17 537	
Loss of 2004 detected in the reporting period		13002	4 925	137 483
Loss of 2003 detected in the reporting period		13003	190	86 264
Loss before 2003 detected in the reporting period		13004	123	2 473
Penalties and fines recognized or those with respect to collection of which court (arbitration court) decisions have been received		13005	3 546	6 563
State duties with respect to economic contracts		13007	1 206	1 552
Receivables with maturity of more than three years		13008	1 297	107 793
Exchange rate differences		13009	143	73
Court costs		13010	73	98
Sum differences		13011	2	135
Stealages and shortages		13021	280	14 202
Writing off of inventory in excess of natural loss		13022	-	2 192
Enforcement proceedings costs		13024	-	
Содержание социальной сферы за счет прибыли		13026	-	
Погашение стоимости квартир работников		13027	385	1 113

Social facilities maintenance at the account of profit		13026	-	
Redemption of employees' apartments cost		13027	385	1 113
Sports events expenses		**13030**	4 703	2 247
Social activities expenses		**13031**	2 587	2 588
Charity expenses		**13032**	25 950	23 253
Cost of lost inventories		18001	152	86
Loss from write off in consequence of emergencies		18002	564	6 735
Other expenses		**13029**	**608 200**	**820 435**
Income tax and other similar compulsory payments		**150**	**721 020**	**(552 701)**
including:				
Contingent expense (income)		15001	234 564	(10 189)
Income tax according to transition period base		**15005**	-	
Standing tax liabilities		15006	240 820	307 501
Write off of deferred tax liabilities		15007	20 104	(14 949)
Write off of deferred tax assets		15008	164 497	257 580
Fines of the inspection of the Ministry of Taxation		**15010**	5 418	**(3 012)**
including in respect to:				
income tax		15011	2 490	(55)
VAT		15012	1 926	(1 946)
property tax		15013	4	1
other taxes		15014	998	(1 012)
Penalties of the inspection of the Ministry of Taxation		**15020**	76 842	**156 094**
including in respect to:				
income tax		15021	7 673	(570)
VAT		15022	69 128	152 615
property tax		15023	(129)	206
other taxes		15024	170	3 843
Restructured penalties of the state tax inspection (recognized in the reporting period)		**15050**	-	**(19)**
including in respect to:				
income tax		15051	-	(7)
VAT		15052	-	(3)
property tax		15053	-	
other taxes		15054	-	(9)
Fines to state extrabudgetary funds,		**15030**	10	**5**
including:				
Pension Fund of the Russian Federation		15031	10	2
Social Security Fund		15032	-	3
Compulsory Medical Insurance Fund		15033	-	
Employment Fund		15034	-	
Penalties to state extrabudgetary funds,		**15040**	1 734	**5 590**
including:				
Pension Fund of the Russian Federation		15041	1 641	5 487
Social Security Fund		15042	(2)	(2)
Compulsory Medical Insurance Fund		15043	95	105
Employment Fund		15044	-	
Restructured penalties to state extrabudgetary funds (recognized in the reporting period)		**15060**	-	-
including:				
Pension Fund of the Russian Federation		15061	-	
Social Security Fund		15062	-	
Compulsory Medical Insurance Fund		15063	-	
Employment Fund		15064	-	
Other compulsory payments		**15045**	(22 112)	**15 719**
Profit at write off of restructured penalties with respect to taxes		15070	(857)	(1 267 021)

General Director <*signature*> S.N. Mikhailov

Chief Accountant <*signature*> S. S. Prikhodchenko

10.03.2007

STATEMENT OF CHANGES IN EQUITY

CONSOLIDATED for Year 2006

	CODES
Form No. 3 according to OKUD	0710003
Date (year, month, day)	2006 12 31
Organization ....OAO Kuzbassenergo — OKPO	105638
Taxpayer Identification Number — INI	4200000333
Type of activity.........industry — OKVED	40.10.11
Business legal structure / form of ownership	
Joint stock company / Mixed Russian ownership with the share of federal ownership — OKOPF/ OKFS	47/41
Unit of measurement...... thousands of Rubles — OKEI	384

Adress: Kuznetsky Avenue, 30, Kemerovo

I. Changes in Equity

Indicator	Code	Authorised capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total
1	2	3	4	5	6	7
Balance as of 31 December of the year preceeding the previous year	010	606 164	22 317 149	18 451	1 370 493	24 312 257
2005 (previous year)						
Changes in the accounting policy	011	x	x	x		-
Result from revaluation of fixed assets	012	x	2 676 703	x		2 676 703
Changes in accounting rules	013	x	(146)	(5)	(3 011)	(3 162)
Balance as of 1 January of the previous year	020	606 164	24 993 706	18 446	1 367 482	26 985 798
Result of foreign currency translation	023	x		x	x	-
Net profit	025	x	x	x	493 174	493 174
Dividends	026	x	x	x	(412 316)	(412 316)
Deductions to the reserve fund	030	x	x	1 020	(1 020)	-
Equity increase at the expense of:	040	-	-		69 336	69 336
additional share issue	041		x	x	x	-
share par value increase	042		x	x	x	-
legal person reorganazation	043		x	x		-
other	044				69 336	69 336
Equity decrease at the expense of:	050	-	(69 336)	(160)	(2 532)	(72 028)
share par value decrease	051		x		x	-
share number decrease	052		x	x	x	-
legal person reorganazation	053		x	x		-
other	054		(69 336)		(2 532)	(71 868)
Balance as of 31 December of the previous year	060	606 164	24 924 370	19 306	1 514 124	27 063 964
2006 (reporting year)						
Changes in the accounting policy	061	x	x	x		-
Result from revaluation of fixed assets	062	x	406 792	x		406 792
Changes in accounting rules	063	x				-
year	100	606 164	25 331 162	19 306	1 514 124	27 470 756
Result of foreign currency translation	103	x		x	x	-
Net profit	105	x	x	x	248 144	248 144
Dividends	106	x	x	x	(200 424)	(200 424)
Deductions to the reserve fund	110	x	x	14 052	(14 052)	-
Equity increase at the expense of:	120	-	2 299 016	-	155 192	2 454 208
additional share issue	121		x	x	x	-
share par value increase	122		x	x	x	-
legal person reorganazation	123		x	x		-
other	124		2 299 016		155 192	2 454 208
Equity decrease at the expense of:	130	-	(12 137 676)	(207)	(165 822)	(12 303 705)
share par value decrease	131		x	x	x	-
share number decrease	132		x	x	x	-
legal person reorganazation	133		x	x	(160 204)	(160 204)
other	134		(12 137 676)	(207)	(5 618)	(12 143 501)
Balance as of 31 December of the reporting year	140	606 164	15 492 502	33 151	1 537 162	17 668 979

II. RESERVES

Indicator	Code	Balance	Entered	Used	Balance
1	2	3	4	5	6
Statutory reserves:					
data of the previous year	150	18 446	860		19 306
data of the reporting year	151	19 306	14 052	(207)	33 151
Reserves formed in accordance with constituent documents:					
data of the previous year	152	-	-	-	-
data of the reporting year	153	-	-	-	-
Valuation reserves:					
Provision for doubtful debts					
data of the previous year	160	200 000	324 676	(200 000)	324 676
data of the reporting year	161	324 676		(324 676)	-
Provision for financial investments impairment					
data of the previous year	162		118 619	-	118 619
data of the reporting year	163	113 619	2 298	(118 619)	2 298
Provision for liabilities occurred as a result of recognition of the activity as discontinued					
data of the previous year	164	-	-	-	-
data of the reporting year	165	-	-	-	-
Provision formed in connection with consequences of contingencies					
data of the previous year	166	-	-	-	-
data of the reporting year	167	-	-	-	-
Provision for tangible assets impairment					
data of the previous year	168	-	-	-	-
data of the reporting year	169	-	-	-	-
other					
data of the previous year	170	-	-	-	-
data of the reporting year	171	-	-	-	-
Provisions for future expenses:					
provision for year-end remuneration payment					
data of the previous year	180	-	-	-	-
data of the reporting year	181	-	-	-	-
provision for leave payment (including deductions)					
data of the previous year	182	-	-	-	-
data of the reporting year	183	-	-	-	-
provision for payment of annual long-service award					
data of the previous year	184	-	-	-	-
data of the reporting year	185	-	-	-	-
provision for fixed asset repair					-
data of the previous year	186		1 542 238	(1 542 238)	-
data of the reporting year	187		1 464 541	(1 464 541)	-
other					
data of the previous year	188	-	-	-	-
data of the reporting year	189	-	-	-	-

REFERENCE DATA

Indicator	Code	Balance at the beginning of the year		Balance at the end of the year	
1	2	3		4	
1) Net assets	200	27 878 566		17 712 674	
		From budget		From extrabudgetary funds	
		for the reporting year	for the previous year	for the reporting year	for the previous year
		3	4	5	6
2) Received for expenses under ordinary activities - total	210	26 465	32 342	-	-

including:					
payments to Chernobyl cleanup veterans	211				
interest under fuel credit	212	26 465	32 342		
including:					
	221				
	222				

General Director *<Signature>* S. N. Mikhailov
(signature)

Chief Accountant *<Signature>* S. S. Prikhodchenko
(signature)

5 March 2007

CASH FLOW STATEMENT
for Year 2006

		CODES
	Form No. 4 according to OKUD	0710001
	Date [year, month, day]	2006 12 31
Organization: OAO Kuzbassenergo	OKPO	10563800
Taxpayer Identification Number	INN	4200000333
Type of activity: industry	OKVED	40.10.11
Business legal structure / form of ownership	OKOPF / OKFS	47 | 41
Joint-stock company / Mixed Russian ownership with the share of federal ownership		
Unit of measurement: thousands of Rubles	OKEI	384

Indicator	Code	For the reporting period	For the analogous period of the previous year
1	2	3	4
Balance of monetary assets at the beginning of the reporting year	010	509,558	371,968
Operating cash			
Cash received from buyers and consumers	020	22,627,313	25,012,967
Inflow of purchased foreign currency	030	4,582	4,469
Inflow for emergencies	040	731	28,325
Inflow from the organization's account	045	-	-
Other income (inflow)	050	494,022	235,618
Cash spent on:			
payment of purchased goods, works, services, raw materials and other current assets	150	(14,438,480)	(14,603,039)
payment of salaries	160	(1,717,514)	(1,703,802)
payment of dividends and interests	170	(671,338)	(176,284)
tax and dues settlements	180	(2,965,343)	(3,653,282)
emergency payments	181	(97)	(4,517)
transfer from one organization's account to another	182	-	-
social transfers	183	(84,008)	(78,554)
other expenses (payments)	190	(1,558,361)	(1,193,409)
Net cash from operating activity	200	1,691,507	3,868,492
Investment cash flow			
Proceeds from sale of fixed assets and other non-current assets	210	36,770	23,934
Proceeds from sale of securities and other financial investments	220	226,273	667,973
Dividends received	230	-	1,139
Interest received	240	747	1,782
Inflow from repayment of loans granted to other organizations	250	-	500
Other inflow	260	8,584	119,664
Purchase of subsidiary organizations	280	-	-
Purchase of fixed assets, income-bearing investments to tangible and intangible assets	290	(1,389,977)	(1,893,714)
Purchase of securities and other financial investments	300	(372,126)	(1,151,671)
Loans granted to other organizations	310	-	-
Other expenses	320	(5,971)	(123,754)
Net cash from investment activity	340	(1,495,700)	(2,354,147)
Financial cash flow			
Inflow from issue of shares or other equity securities	350	-	-
Inflow from loans and credits granted by other organizations	360	4,824,880	4,865,000
Inflow from target financing	370	-	
Other income	380	-	36,302

Repayment of loans and credits (without interests)	[illegible]	[illegible]	
Discharge of financial lease liabilities	400	-	-
Other expense	405	(631,724)	(1,359,057)
Net cash from financial activity	410	(507,807)	(1,376,755)
Net increase (decrease) of cash and equivalents	420	(312,000)	137,590
Cash balance at the end of the reporting period	430	197,558	509,558
Amount of influence of changes of foreign currency to Ruble exchange rate	440		

General Director *<signature>* S.N. Mikhailov

Chief Accountant *<signature>* S. S. Prikhodchenko

10.03.2007

SUPPLEMENT TO THE BALANCE SHEET

for Year 2005

	codes
Form No. 5 according to OKUD	0710005
Date (year, month, day)	2005\12\31
OKPO	17230282
INN	7705018828
OKVED	74.15
OKOPF/OKFS	47\31
OKEI	384

Organization SUMMARY I
Taxpayer identification number
Type of activity
Form of incorporation / form of ownership

Unit of measurement: thousands of Rubles

Intangible assets

Indicator		At the beginning of the reporting year	Additions	Disposals	At the end of the reporting year
	code				
1	2	3	4	5	6
Intellectual property (exclusive rights to intellectual property)	010	4	-	-	4
including the rights: of the patent holder to invention industrial design, utility model	011	-	-	-	-
of the possessor of rights to use computer programs and databases	012	-	-	-	-
of the owner to the trademark, servicemark, name of goods origin	014	4	-	-	4
Administration expenses	020	-	-	-	-
Organization's goodwill	030	-	-	-	-
Other	040	-	-	-	-
Total	045	4	-	-	4

Indicator		At the beginning of the reporting year	At the end of the reporting year
	code		
1	2	3	4
Depreciation of intangible assets - total	050	3	3

Fixed assets

Indicator		At the beginning of the reporting year	Additions	Disposals	At the end of the reporting year
	code				
1	2	3	4	5	6
Buildings	110	11 871 491	78 723	(3 559 948)	8 390 266
Structures and transfer mechanisms	111	30 960 869	433 093	(18 744 807)	12 649 155
Machinery and equipment	112	39 632 623	505 067	(15 823 064)	24 314 626
Vehicles	113	307 342	23 356	(102 465)	228 233
Production and work appliances	114	98 864	6 047	(39 688)	65 223
Working livestock	115	-	-	-	-
Productive livestock	116	-	-	-	-
Perennial plants	117	341	-	(5)	336
Other types of fixed assets	118	3 481	49	(1 957)	1 573
Land plots and natural resources	119	570 063	15	(126 482)	443 596
Investments in reclamation	120	-	-	-	-

Total	130	83 445 074	1 046 350	(38 398 416)	46 093 008

Indicator	code	At the beginning of the reporting year	At the end of the reporting year
1	2	3	4
Depreciation of fixed assets - total	140	55 583 141	30 385 107
including: buildings and structures	141	26 016 699	12 167 866
machinery, equipment, vehicles	142	29 520 673	18 186 030
other	143	45 769	31 211
Fixed assets leased out - total	150	8 159 746	460 954
including: buildings and structures	151	7 798 333	304 327
machinery, equipment, vehicles	152	253 221	147 844
other	153	108 192	8 783
Fixed assets transferred to conservation	155	189 783	79 571
Fixed assets leased in - total	160	142 380	31 703
including: buildings and structures	161	17 373	4 146
machinery, equipment, vehicles	162	1 704	27 557
other	163	123 303	-
Property accepted for operation and being under state registration	165	287 001	42 794

For reference	code	At the beginning of the reporting year	At the beginning of the previous year
	2	3	4
Result of fixed assets revaluation:	170	406 792	2 676 703
historical (recovered) value	171	4 094 853	6 206 804
depreciation	172	3 688 061	3 530 101

	code	At the beginning of the reporting year	At the end of the reporting period
	2	3	4
Changes in fixed assets value as a result of fitting-out, rigging up, reconstruction, partial liquidation	180	785 079	839 474

Income-bearing investments to tangible assets

Indicator	code	At the beginning of the reporting year	Additions	Disposals	At the end of the reporting period
1	2	3	4	5	6
Property for lease-out	210	-	-	-	-
Property for hiring	220	-	-	-	-
Other	230	13	-	-	13
Total	240	13	-	-	13

	code	At the beginning of the reporting year	At the end of the reporting period
1	2	3	4
Depreciation of income-bearing investments to tangible assets	250	7	9

Research and development and technological work

Works		At the beginning of the reporting year	Additions	Writings off	At the end of the reporting period
type	code				
1	2	3	4	5	6
Total	310	11 334	10 666	(14 199)	7 801
including:					
development of fuel oil free boiler lighting-up	311	1 399	2 200	(465)	3 134
development of power supply safety criteria	312	1 054	-	(550)	504
прочие	313	8 881	8 466	(13 184)	4 163

For reference	Code	At the beginning of the reporting year	At the end of the reporting year
	2	3	4
Costs related to research and development and technological work in progress	320	2 038	3 336
	Code	For the reporting period	For analogous period of the previous year
	2	3	4
Costs related to research and development and technological work without positive outcome which were recognized as non-operating expenses	330	6 544	5 790

Natural resources development costs

Indicator	code	Balance at the beginning of the reporting period	Additions	Writings off	Balance at the end of the reporting period
1	2	3	4	5	6
Total natural resources development costs	410	-	-	-	-
including:					
	411	-	-	-	-
	412	-	-	-	-
	413	-	-	-	-

For reference	Code	At the beginning of the reporting year	На конец отчетного периода
	2	3	4
Expenses attributable to those areas of subsoil where prospecting and evaluation of deposits, exploration and/or hydrological survey and other similar works have not been finalized	420	-	-
Expenses attributable to natural resources development without positive outcome, which were charged to non-operating expenses	430	-	-

Indicator	code	Long-term		Short-term	
		At the beginning of the reporting year	At the end of the reporting period	At the beginning of the reporting year	At the end of the reporting period
1	2	3	4	5	6
Investments in authorized funds (reserve capital) of other entities - total	510	7 205	2 299 067	-	-
including subsidiaries and dependent companies	511	-	2 299 017	-	-
State and municipal securities	515	-	-	-	-
Securities of other entities - total	520	52 487	2 736	74 775	75 799
including debt securities (debentures, promissory notes)	521	52 487	2 736	74 775	75 799
Loans granted	525	-	-	-	-
Deposits	530	-	-	-	-
Other	535	-	-	-	-
Total	540	59 692	2 301 803	74 775	75 799
Financial investments at current market value from the total: Investments in authorized funds (reserve capital) of other entities - total	550	-	-	-	-
including subsidiaries and dependent companies	551	-	-	-	-
State and municipal securities	555	-	-	-	-
Securities of other entities - total	560	-	-	-	-
including debt securities (debentures, promissory notes)	561	-	-	-	-
Other	565	-	-	-	-
Total	570	-	-	-	-
For reference	580	-	-	-	-
Difference between acquisition cost and par value of debt securities is recognized as financial result of the reporting period	590	-	-	-	-

Accounts receivable and accounts payable

Indicator	code	Balance at the beginning of the reporting year	Balance at the end of the reporting year
1	2	3	4
Accounts receivable: short-term - total	610	1 891 899	1 121 179
including:			

buyers and customers	611	781 146	366 111
advance payments made	612	209 429	274 067
other	613	901 324	481 001
long-term - total	620	234 107	78 445
including:			
buyers and customers	621	167 187	21 531
advance payments made	622	842	778
other	623	66 078	56 136
Total	630	2 126 006	1 199 624
Accounts payable: short-term - total	640	4 573 921	2 212 645
including: suppliers and contractors	641	856 641	495 396
advance payments received	642	496 457	107 380
tax settlements	643	677 800	569 202
credits	644	1 595 127	812 926
loans	645	11 000	10 000
other	646	936 896	217 741
long-term - total	650	1 260 975	1 336 798
including: suppliers and contractors	651	1 240 468	883 347
tax settlements	652	12 566	11 665
credits	653	-	433 845
loans	654	-	-
other	655	7 941	7 941
Total	660	5 834 896	3 549 443

Expenses on ordinary activities (by cost items)

Indicator	code	For the reporting year	For the previous year
1	2	3	4
Tangible costs	710	8 983 597	9 444 219
Salaries	720	1 617 802	1 429 448
Social deductions	730	367 764	349 155
Depreciation	740	1 659 184	1 997 237
Other expenses	750	3 951 873	5 459 642
Total by cost items	760	16 580 220	18 679 701
Changes in the balance (increase [+], decrease, [-]):			
work in progress	765	(506)	107
deferred expenses	766	(19 309)	(13 538)
provisions for future expenses	767	-	-

Securities

Indicator	code	Balance at the beginning of the reporting year	Balance at the end of the reporting period
1	2	3	4
Received - total	810	761 164	87 316
including: promissory notes	811	672 938	-
Property in pledge	820	88 226	87 316
including: fixed assets	821	-	-
securities and other financial investments	822	88 226	87 316
other	823	-	-
Issued - total	830	1 171 711	687 781
including: promissory notes	831	452 260	73 089
Property in pledge	840	719 451	614 692
including: fixed assets	841	-	-
securities and other financial investments	842	-	-
other	843	719 451	614 692

State aid

Indicator	code	Reporting period		For the analogous period of the previous year	
1	2	3		4	
Budget funds received in the reporting year - total	910	26 465		32 342	
including: repayment of interest under fuel credit	911	26 465		32 342	
	912	-		-	
		at the beginning of the reporting year	obtained in the reporting period	repaid in the reporting period	at the end of the reporting period
		3	4	5	6
Credits from budget - total	920	-	-	-	-
including:	921	-	-	-	-
	922	-	-	-	-

General Director <*signature*> S.N. Mikhailov

Chief Accountant <*signature*> S. S. Prikhodchenko

KUZBASSENERGO GROUP

IFRS CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005



ZAO PricewaterhouseCoopers Audit
(ZAO PwC Audit)
Kosmodamianskaya Nab. 52, Bld. 5
115054, Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

AUDITOR'S REPORT

To the shareholders of Open Joint Stock Company «Kuzbassenergo»:

1 We have audited the accompanying consolidated balance sheet of OAO Kuzbassenergo and its subsidiaries (the "Group") as of 31 December 2005 and the related consolidated statements of operations, of cash flow and of changes in equity for the year then ended. These consolidated financial statements (as set out on pages 3 to 41) are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3 In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2005, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

4 Without qualifying our opinion, we draw your attention to the information in Notes 1b) and 27 to the accompanying consolidated financial statements. The Group has spun off its activities in generation, transmission and distribution of electricity and heat and retail sales of electricity from 1 July 2006.

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation
21 July 2006

KUZBASSENERGO GROUP

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005

in thousand of Russian Roubles

	Notes	31 December 2005	31 December 2004 As restated (see Note 2(a))
ASSETS			
Non-current assets			
Property, plant and equipment	6	24,775,062	25,763,505
Available-for-sale financial assets		5,778	27,319
Other non-current assets	7	456,024	1,271,443
Total non-current assets		25,236,864	27,062,267
Current Assets			
Cash and cash equivalents	8	510,081	374,083
Promissory notes and deposits	9	74,775	104,488
Accounts receivable and prepayments	10	2,186,952	1,600,417
Current income tax prepayment		53,409	153,583
Inventories	11	1,211,016	1,183,856
Other current assets		16,130	39,530
Total current assets		4,052,363	3,455,957
Total assets		29,289,227	30,518,224
EQUITY AND LIABILITIES			
Equity	12		
Share capital: Ordinary shares (nominal value RR 606,164 thousand)		3,689,102	3,689,102
Retained earnings		17,880,335	18,795,970
Total equity attributable to the shareholders of OAO Kuzbassenergo		21,569,437	22,485,072
Minority interest		33,060	26,871
Total equity		21,602,497	22,511,943
Non-current liabilities			
Deferred income tax liabilities	13	1,879,094	2,015,113
Other non-current liabilities	15	864,646	1,429,114
Total non-current liabilities		2,743,740	3,444,227
Current liabilities			
Loans and borrowings	16	1,603,000	1,934,354
Accounts payable and accrued charges	17	2,240,540	1,693,615
Current income taxes payable		15,455	1,898
Other taxes payable	18	1,083,995	932,187
Total current liabilities		4,942,990	4,562,054
Total liabilities		7,686,730	8,006,281
TOTAL EQUITY AND LIABILITIES		29,289,227	30,518,224

General Director S. N. Mikhailov

Chief Accountant A. N. Ryumova

21 July 2006

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 7 to 41

CONSOLIDATED STATEMENT OF OPERATIONS FOR THE YEAR ENDED 31 DECEMBER 2005

in thousand of Russian Roubles

	Notes	Year ended 31 December 2005	Year ended 31 December 2004 As restated (see Note 2(a))
Revenue			
Electricity		15,295,983	12,797,463
Heating		4,177,713	3,697,794
Other		1,098,093	537,041
Total revenues		20,571,789	17,032,298
Other operating income			
Reversal of liabilities for tax fines and penalties	15	321,752	97,853
Operating expenses			
Fuel expenses		(7,159,094)	(5,725,734)
Wages and payroll taxes	14	(2,565,991)	(1,991,082)
Subscription fees		(2,060,784)	(2,019,597)
Depreciation of property, plant and equipment	6	(1,914,438)	(2,243,101)
Taxes other than on income	20	(1,403,197)	(975,415)
Loss on disposal of property, plant and equipment		(1,009,116)	(412,930)
Repairs and maintenance		(936,256)	(800,604)
Purchased power		(928,759)	(815,612)
Other materials		(901,842)	(527,408)
Professional services		(623,249)	(374,340)
Water usage expenses		(420,716)	(290,038)
Penalties and fines for taxes		(158,713)	(668,142)
Insurance cost		(100,069)	(103,598)
Transportation expenses		(84,268)	(164,329)
Charity		(78,081)	(44,590)
Obsolete inventory provision	11	(48,864)	(82,343)
Provision / (reversal of provision) for impairment of receivables	19	170,579	(474,433)
Other expenses		(375,481)	(415,845)
Total operating expenses		(20,598,339)	(18,129,141)
Operating profit/(loss)		295,202	(998,990)
Finance income	21	113,638	172,494
Finance costs	22	(640,047)	(463,945)
Loss before tax		(231,207)	(1,290,441)
Income tax expense	13	(276,147)	39,620
Loss for the year		(507,354)	(1,250,821)
Attributable to:			
Shareholders of OAO Kuzbassenergo		(509,226)	(1,259,554)
Minority interest		1,872	8,733
Loss per ordinary share for loss attributable to the shareholders of OAO Kuzbassenergo – basic and diluted (in Russian roubles per share)	23	(0.84)	(2.08)

General Director S. N. Mikhailov

Chief Accountant A. N. Ryumova

21 July 2006

The consolidated statement of operations is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 7 to 41

KUZBASSENERGO GROUP

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2005

in thousand of Russian Roubles

	Year ended 31 December 2005	Year ended 31 December 2004 As restated (see Note 2 (a))
CASH FLOW FROM OPERATING ACTIVITIES		
Loss before profit tax	(231,207)	(1,290,441)
Adjustments to reconcile profit before profit tax to net cash provided by operations:		
Depreciation of property, plant and equipment	1,914,438	2,243,101
Provision for obsolete inventories	48,864	82,343
Provision for impairment of receivables	(170,579)	474,433
Loss on disposal of property, plant and equipment	1,009,116	412,930
Loss on disposal of investments in shares of other companies	9,296	-
Adjustment for other non-cash investing activities	554,746	(229,054)
Reversal of liabilities for tax fines and penalties	(321,752)	(97,853)
Interest income	(113,638)	(172,494)
Interest expense	640,047	463,945
Operating cash flows before working capital changes and income tax paid:	**3, 339, 331**	**1,886,910**
Working capital changes:		
Decrease in accounts receivable and prepayments	239,500	888,011
(Increase)/ decrease in inventories	(76,024)	30,105
Decrease in other current assets	23,400	41,737
Decrease in other non-current assets	240,139	25,778
Decrease in accounts payable and accrued charges	(1,360)	(774,569)
Increase /(decrease) in taxes payable, other than profit tax	120,171	(285,974)
Decrease in other non-current liabilities	(703,170)	(66,830)
Income tax paid	(298, 435)	(308,254)
Net cash generated by operating activities	**2,883,552**	**1,436,914**
CASH FLOW FROM INVESTING ACTIVITIES:		
Additions to property, plant and equipment	(1,743,061)	(1,256,141)
Proceeds from sale of property, plant and equipment	20,474	43,162
Purchase of financial assets	(600)	(90,432)
Proceeds from sale of financial assets	19,034	85,490
Proceeds from sale of and redemption of promissory notes and deposits	573,054	583,776
Acquisition of promissory notes and deposits	(1,135,671)	(611,303)
Interest income received	32,035	-
Net cash used for investing activities	**(2,234,735)**	**(1,245,448)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from borrowings	4,923,450	5,847,354
Repayment of borrowings	(5,254,804)	(5,582,626)
Interest paid	(179,593)	(166,536)
Dividends paid by Group to minority interest shareholders	(1,872)	-
Net cash (used for) / generated by financing activities	**(512,819)**	**98,192**
Increase in cash and cash equivalents	135,998	289,658
Cash and cash equivalents at the beginning of the period	374,083	84,425
Cash and cash equivalents at the end of the period	510,081	374,083

General Director S. N. Mikhailov

Chief Accountant A. N. Ryumova

21 July 2006

The consolidated statement of cash flows is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 7 to 41

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2005

in thousand of Russian Roubles

	Attributable to the shareholders of OAO Kuzbassenergo			Minority interest	Total equity
	Share capital	Retained earnings	Total		
Balance at at 1 January 2004 as previously reported	3,689,102	19,468,883	23,157,985	42,085	23,200,070
Correction of prior years errors	-	586,641	586,641	-	586,641
Balance at 1 January 2004 (as restated – see Note 2a)	**3,689,102**	**20,055,524**	**23,744,626**	**42,085**	**23,786,711**
Loss for the year (as restated – see Note 2a)	-	(1,259,554)	(1,259,554)	8,733	(1,250,821)
Purchases and changes in the Group's structure	-	-	-	(23,947)	(23,947)
Balance at 31 December 2004 (as restated – see Note 2a)	**3,689,102**	**18,795,970**	**22,485,072**	**26,871**	**22,511,943**
Balance at 31 December 2004 as previously reported	3,689,102	18,775,296	22,464,398	26,871	22,491,269
Correction of prior years errors	-	20,674	20,674	-	20,674
Balance at 1 January 2005 (as restated – see Note 2a)	**3,689,102**	**18,795,970**	**22,485,072**	**26,871**	**22,511,943**
Loss for the year	-	(509,226)	(509,226)	1,872	(507,354)
Disposal of minority interest, Note 4	-	-	-	4,317	4,317
Dividends to shareholders	-	(406,409)	(406,409)	-	(406,409)
Balance at 31 December 2005	**3,689,102**	**17,880,335**	**21,569,437**	**33,060**	**21,602,497**

General Director S. N. Mikhailov

Chief Accountant A. N. Ryumova

21 July 2006

The consolidated statement changes in equity is to be read in conjunction with the notes to and forming part of the financial statements set out on pages 7 to 41

Note 1. Background

a) The Group and its operations

Kuzbass open joint-stock company for energy and electrification was founded on the basis of the decision of the State Property Committee of Kemerovo oblast dated 21.09.93 № 330 and Resolution of the Authorities of Kemerovo dated 30.12.93 № 345 on reorganizing the state entity "Production Association for Energy and Electrification Kuzbassenergo" into Kuzbass open joint stock company for energy and electrification. Later on, the entity was renamed as Kuzbass open joint stock company for energy and electrification (OAO Kuzbassenergo) according to the Resolution № 584 of the State Registration and Licensing Management Body of Kemerovo authorities dated 25.07.96.

The group consists of the parent OAO "Kuzbassenergo" and its subsidiaries.

The subsidiaries are listed in Note 4.

Principal activities of Group OAO Kuzbassenergo include:

- generation of electric power and heat;
- transmission of electric power and heat;
- supplies (sales) of electric power and heat at the established tariffs in accordance with the operations schedules of electric and heat demands;
- sales of electric power to electricity distribution companies.

OAO Kuzbassenergo is registered by the State Registration and Licensing Management Body of Kemerovo authorities, registration certificate № 3225, series KE-401 370, dated 25.07. 96.

The Company's registered office is located at 30, prospect Kuznetsky, GSP-2, Kemerovo 650000 Russian Federation.

The shares of OAO Kuzbassenergo are listed on the Russian Trading System and Moscow Interbank Currency Exchange.

b) The process of restructuring

According to the decision of the Board of Directors of OAO Kuzbassenergo dated 12.07.2005 the restructuring of OAO Kuzbassenergo is regarded as one of the priority activities. In addition, the Board of Directors decided to start the restructuring of OAO Kuzbassenergo spinning off different types of activities.

On 23.12.2005 the Board of Directors of OAO RAO UES Rossii and on 30.12.2005 the extraordinary shareholders' meeting of OAO Kuzbassenergo made the decision on restructuring OAO Kuzbassenergo in form of spin-off and approved the separation balance sheet prepared in accordance with the Russian accounting standards as at 30.06.2005.

OAO Kuzbassenergo (reorganized company) is a regional electricity generating company founded on the basis of generating assets of electric power plants and trunk heating networks.

After restructuring OAO "Kuzbassenergo" will represent only a portion of current operations, namely, generating activities. All other operations will be performed by the newly founded entities.

OAO "Kuzbassenergo Regional Electric Grid Company" will be involved in transmission and distribution of electric power. OAO "Kuzbass Power Sales Company " will be involved in distribution of electricity and possibly will be acting as a guaranteeing supplier. The assets of the subsidiary OOO "Sbytenergo" will be transferred to this company during the restructuring.

OAO "Kuzbassenergo Trunk Power Grids" will be involved in transmission of electricity by grids included in the unified national (All-Russia) electric grid.

OAO "Zapadno-Sibirskaya TETS" and OAO "Yuzhno-Kuzbasskaya GRES" will be involved in generation of electric power and heat and transmission of heat.

c) The Group's financial condition

The Group's short-term liabilities exceeded its current assets by RR 890,627 thousand as at 31 December 2005 (RR 1,106,097 thousand as at 31 December 2004).

OAO "Kuzbassenergo" is affected by government policy though control of tariffs and other factors. In recent years the Regional Energy Commissions have not always permitted tariff increases in line with inflation and thus some tariffs are insufficient to cover all the costs of generation and distribution. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude significant additional costs recognized under IFRS. Furthermore, the Group also experiences difficulties raising finance for the necessary investment in generation and distribution assets.

The Group continues to experience problems in collecting overdue accounts receivable. Management has significantly improved collectibility of receivables from current sales. Currently substantially all settlements of accounts receivables are made in cash. Despite this success, a significant level of uncollected accounts receivable from earlier periods remains.

The Group's management has been taking the following actions in order to address the issues noted above and improve the Group's financial position:

- introduction of improved financial budgeting procedures; a strong focus on timely cash collection of current and old debtor balances; restructuring of balances for repayment over a longer period;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into the Group's generation, transmission and distribution assets.

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Group and its successors will be able to raise capital required to sustain the business. However, there can be no assurance in this regard.

Note 2. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These financial statements are based on the statutory accounting records with adjustments and reclassifications required for the purpose of fair presentation in accordance with IFRS.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

in thousand of Russian Roubles

a) Restatement of comparatives

The comparative figures for 2004 have been restated due to the identification of material prior period errors which arose in 2003 and 2004. The nature of these prior period errors is explained in more detail below.

The Group has long-term restructured accounts receivable and accounts payable. In accordance with its accounting policy (see Note 3), long-term accounts receivable are recognized at present value of all future cash flows, including interest income, if any. The discount rate is the interest rate available to the debtor at the time of initial recognition of the receivable. The present value discount, if any, as a result of restructuring is recognized in the statement of operations as a loss. The discount is amortized over the period to maturity and reported as income in the statement of operations.

Please refer to Note 3 (k) for accounting policy for restructured accounts payable.

As a first time adopter, the Group did not recognise gain from initial recognition of long-term accounts payable at fair value at 1 January 2004. In addition the Group changed discount rate at each reporting date.

Furthermore the Group did not recognise retirement benefit obligations at 1 January 2004.

There were also material prior period errors in deferred tax liabilities recognition noted.

Therefore, the retained earnings for the opening balance at 1 January 2004 were understated by RR 586,641 thousand. The adjustments were as follows.

	RR thousand
Balance of the retained earnings at 01 January 2004 as previously reported	**19,468,883**
Gain from initial recognition of long-term accounts payable at fair value in the year 2003	1,948,682
Restatement of fair value of the restructured accounts receivable due to change of discounting rate	(130,979)
Recognition of retirement benefit obligations	(296,851)
Accrual of deferred tax liabilities	(365,005)
Reclassification from permanent differences to deferred tax temporary differences (deferred tax liabilities) due to mistake noted	(317,018)
Increase of deferred tax liabilities due to recognition of tax fines and interests payables in tax accounting	(252,188)
Total correction of prior period errors	**586,641**
Balance of the retained earnings at 01 January 2004 as restated	**20,055,524**

Due to the identification of material prior period errors which arose in 2003 and 2004, the net loss for the year ended 31 December 2004 was understated by RR 565,967 thousand. Loss per share attributable to the shareholder of OAO Kuzbassenergo was understated by RR 0.94.

The nature of the most significant prior period errors in the year 2004 related to the following:

1) overstatement of interest expense by RR 1,401,492 thousand as a result of the gain from the initial recognition of long-term restructured accounts payable at the fair value in 2004 and discounting rate applied at the reporting date;
2) understatement of operating expenses by RR 193,931 thousand due to non-recognition of expenses for the construction contract;
3) understatement of interest income by RR 111,070 thousand from the non-recognition of long-term promissory notes payable at the fair value;

in thousand of Russian Roubles

4) overstatement of revenue by RR 134,578 thousand due to overstated tariffs applied;
5) overstatement of operating expenses by RR 113,919 thousand due to recognition of devaluation of fixed assets. In accordance with the accounting policy (see Note 3) the Group determine the initial cost basis of property, plant and equipment and the Group has not adopted a policy of revaluation on subsequent measurement;
6) overstatement of operating expenses by RR 198,099 thousand due to non-recognition of the cost of the fixed assets of the subsidiaries in accordance with IFRS;
7) overstatement of profit tax expense by RR 789,533 thousand respectively.

Futhermore other non-current assets have been increased by RR 348,043 thousand as a result of the reclassification of long term part of input value added tax (related to assets under construction and long term liabilities) from current assets.

As a result of the adjustments the opening balance as at 31 December 2004 changed as follows:

- the net book value of fixed assets increased by RR 146,659 thousand,
- other non-current assets increased by RR 275,292 thousand,
- accounts receivable and prepayments decreased by RR 28,572 thousand,
- other current assets decreased by RR 348,043 thousand,
- retained earnings increased by RR 20,674 thousand,
- other non-current liabilities, including retirement benefit obligations, decreased by RR 239,899 thousand,
- deferred profit tax liabilities increased by RR 144,678 thousand,
- accounts payable and accrued charged increased by RR 145,590 thousand,
- other taxes payable decreased by RR 25,707 thousand.

b) Reclassifications

Certain reclassifications have been made to prior year data to conform to the current year presentation. The most significant reclassifications relate to:

- Current receivable and prepayments have been increased by RR 374,413 thousand as a result of the reclassification of value added tax recoverable from other current assets.
- Current income tax prepayment in the amount of RR 153,583 thousand and current income tax payable in the amount of RR 1,898 thousand was shown separately on the face of the balance sheet. The amounts were allocated from "Current receivable and prepayments" and "Other taxes payable" lines.
- Other financial assets in the amount of RR 992,207 thousand were divided per the categories: available-for-sale financial assets in the amount of RR 27,319 thousand and other non-current assets in the amount of RR 964,888 thousand.

c) Accounting for the effects of inflation

At 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current as at 31 December 2002 are treated as the basis for the carrying amounts in these Financial Statements.

in thousand of Russian Roubles

d) Functional and presentation currency

The national currency of the Russian Federation is the Russian Rouble ("RR"), which is the functional currency of OAO "Kuzbassenergo" and the currency in which these Financial Statements are presented. All financial information presented in RR has been rounded to the nearest thousand.

e) Going concern

The financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the settlement of liabilities in the normal course of business.

The future operations of the Group may be significantly affected by the current and future economic environment and the Group's financial condition as discussed in Note 1(c). The Group's restructuring can also have a significant impact on the Group's ability to realize its assets and on its future operations (see Note 1b). Nevertheless the management believes that the Group will be able to continue on a going concern basis due to following facts:

- OAO Kuzbassenergo operates at the unified electricity market and local heat power market, and experiences continuous demand for its products with only seasonal fluctuations;
- Electricity tariffs in 2005 were 14.7% (heat tariffs were 15.5%) higher than in 2004 and further growth is expected;
- Demand for electricity and heat energy has been constantly growing;
- After restructuring the new entities will be involved in generation, transmission and distribution of electricity and heat activity.

Therefore the accompanying financial statements do not include any adjustments should the Group be unable to continue as a going concern.

f) New accounting developments

During the period December 2003 to March 2006, the International Accounting Standards Board ("IASB") revised 26 of its standards and issued 6 new standards. In addition, the International Financial Reporting Interpretations Committee ("IFRIC") issued six new interpretations in 2004, one of which was subsequently withdrawn. These standards are effective for accounting periods commencing on or after 1 January 2005, except for IFRS 6 "Exploration and Evaluation of Mineral Resources" ("IFRS 6") and IFRS 7 "Financial instruments: disclosures" ("IFRS 7"), which are effective for periods commencing on or after 1 January 2006 and 1 January 2007 respectively, but may be adopted early.

With effect from 1 January 2005, the Group adopted all of those IFRS, which are relevant to its operations, except for IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations", IAS 36 (revised 2004) "Impairment of Assets" ("IAS 36") and IAS 38 (revised 2004) "Intangible Assets" ("IAS 38"), which were early adopted by the Group in 2004. IFRS 3 "Business Combinations" ("IFRS 3") was early adopted from 31 March 2004.

The adoption of IAS 1 "Presentation of Financial Statements" ("IAS 1"), IAS 2 "Inventories" ("IAS 2"), IAS 8 "Policies, Changes in Accounting Estimates and Errors" ("IAS 8"), IAS 10 "Events after the Balance Sheet Date" ("IAS 10"), IAS 16 "Property, Plant and Equipment" ("IAS 16"), IAS 17 "Leases" ("IAS 17"), IAS 21 "The Effects of Changes in Foreign Exchange Rates" ("IAS 21"), IAS 24 "Related Party Disclosures" ("IAS 24"), IAS 27 "Consolidated and Separate Financial Statements" ("IAS 27"), IAS 28 "Investments in Associates" ("IAS 28"), IAS 29 "Financial Reporting in Hyperinflationary Economies"("IAS 29") , IAS 31 "Interests in Joint Ventures" ("IAS 31"), IAS 32 "Financial Instruments: Disclosure and Presentation" ("IAS 32"), IAS 33 "Earnings per Share" ("IAS 33"), IAS 40 "Investment Property"("IAS 40"), IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39") (all revised 2003), IFRS 2 "Share-based Payments"

in thousand of Russian Roubles

("IFRS 2"), IFRS 4 "Insurance contracts" ("IFRS 4"), IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" ("IFRS 5"), IFRIC 1 "Changes in existing decommissioning, restoration and similar liabilities" ("IFRIC 1"), IFRIC 2 "Member's shares in Co-operative entities and similar instruments" ("IFRIC 2") did not result in substantial changes to the Group's accounting policies. In summary:

The adoption of IAS 1 clarifies certain presentation requirements. Most significantly, the revised standard requires that in the Statement of operations, the minority interest share in the results of subsidiaries, is no longer added or subtracted in arriving at the Group's profit or loss for the period. Instead it is presented as an allocation of the Group's profit or loss for the period. In the balance sheet, minority interest is presented as a separate component of equity rather than being presented between equity and liabilities. As a result, the Statement of Changes in Equity shows the movement in minority interests during the period. Comparatives were restated to reflect these changes.

IAS 24 has affected the identification of related parties and some other related-party disclosures. Under IAS 24 the Group is now no longer exempt from disclosing transactions with other state-controlled entities as with parties under common Governmental control.

IAS 2, 8, 10, 16, 17, 21, 27, 28, 29, 31, 32, 33, 39, 40, IFRS 2 and IFRS 4 had no material effect on the Group's financial position, statements of operations and of cash flows.

The following new Standards and Interpretations are not yet effective and have not been applied in preparing these *Financial Statements*:

- IFRS 7 "Financial Instruments: Disclosures", which is effective for annual periods beginning on or after 1 January 2007. The Standard will require increased disclosure in respect of the Group's financial instruments.

- Amendment to IAS 1 "Presentation of Financial Statements – Capital Disclosures", which is effective for annual periods beginning on or after 1 January 2007. The Standard will require increased disclosure in respect of the Group's capital.

- Amendment to IAS 19 "Employee Benefits", which is effective for annual periods beginning on or after 1 January 2006. The amendment to IAS 19 introduces an additional option to recognise actuarial gains and losses arising in post-employment benefit plans in full directly in retained earnings in equity. It also requires new disclosures about defined benefit plans and clarifies accounting for a contractual agreement between a multi-employer plan and participating employers.

- IFRS 6 "Exploration for and Evaluation of Mineral Resources", which is effective for annual periods beginning on or after 1 January 2006. IFRS 6 allows an entity to continue using the accounting policies for exploration and evaluation assets applied immediately before adopting the IFRS, subject to certain impairment test requirements.

- Amendment to IAS 21 –"Net Investment in a Foreign Operation", which is effective for annual periods beginning on or after 1 January 2006. This amendment requires foreign exchange gains and losses on quasi-equity inter-company loans to be reported in consolidated equity even if the loans are not in the functional currency of either the lender or the borrower. Currently, such exchange differences are required to be recognized in consolidated profit or loss. It also extends the definition of 'net investment in a foreign operation' to include loans between sister companies.

- Amendment to IAS 39 "Financial Instruments: Recognition and Measurement – the Fair Value Option", which is effective for annual periods beginning on or after 1 January 2006. The

in thousand of Russian Roubles

amendment restricts the designation of financial instruments as "at fair value through profit or loss". The Group has not yet completed its analysis of the impact of the amendment.

- Amendment to IAS 39 "Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions", which is effective for annual periods beginning on or after 1 January 2006. The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided that the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and the foreign currency risk will affect consolidated profit or loss.

- Amendment to IAS 39 "Financial Instruments: Recognition and Measurement – Financial Guarantee Contracts", which is effective for annual periods beginning on or after 1 January 2006. Issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, will have to be initially recognised at their fair value, and subsequently measured at the higher of (i) the unamortized balance of the related fees received and deferred and (ii) the expenditure required to settle the commitment at the balance sheet date. Different requirements apply for the subsequent measurement of issued financial guarantees that prevent derecognition of financial assets or result in continuing involvement accounting.

- IFRIC 4 "Determining whether an Arrangement contains a Lease", which is effective for annual periods beginning on or after 1 January 2006. The Interpretation requires certain arrangements to be accounted for as a lease even if they are not in the legal form of a lease.

- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds", which is effective for annual periods beginning on or after 1 January 2006. Subject to certain exceptions, this interpretation prohibits offsetting a liability for decommissioning costs with an asset representing an interest in a decommissioning or similar fund and clarifies measurement of the reimbursement asset.

- IFRIC 6 "Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment", which is effective for periods beginning on or after 1 December 2005, that is from 1 January 2006. The Interpretation states that a liability shared among market participants in proportion to their respective market share, in particular the liability for the decommissioning of historical waste electrical and electronic equipment in the European Union, should not be recognised because participation in the market during the measurement period is the obligating event in accordance with IAS 37.

- IFRIC 7 "Applying the Restatement Approach under IAS 29", which is effective for periods beginning on or after 1 March 2006, that is from 1 January 2007. The Interpretation clarifies application of IAS 29 in the reporting period in which hyperinflation is first identified. It states that IAS 29 should initially be applied as if the economy has always been hyperinflationary. It further clarifies calculation of deferred income taxes in the opening balance sheet restated for hyperinflation in accordance with IAS 29.

- IFRIC 8, Scope of IFRS 2, which is effective for periods beginning on or after 1 May 2006, that is from 1 January 2007. The interpretation states that IFRS 2 also applies to transactions in which the entity receives unidentifiable goods or services and that such items should be measured as the difference between the fair value of the share-based payment and the fair value of any identifiable goods or services received (or to be received).

- IFRIC 9 "Reassessment of Embedded Derivatives", which is effective for annual periods beginning on or after 1 January 2006. The Interpretation clarifies that an entity should assess whether an embedded derivative should be accounted for separately from the host contract when the entity first becomes party to the contact. Subsequent reassessment is prohibited unless the contact is significantly modified.

Unless otherwise described above, these new standards and interpretations are not expected to significantly affect the Group's financial statements.

Note 3. Summary of significant accounting policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements.

a) Principles of consolidation

Annual consolidated financial statements comprise the financial statements of OAO Kuzbassenergo and its subsidiaries.

Subsidiaries

Subsidiaries are entities controlled by OAO Kuzbassenergo. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. The minority interest has been disclosed as part of equity.

Assets and liabilities of all subsidiaries are accounted for at fair value at acquisition date. Minority interests are initially recorded in proportion to their share in fair values of assets and liabilities of subsidiaries.

If necessary, the financial statements of subsidiaries are adjusted to bring the accounting policies used to compliance with the Group's accounting policies.

When preparing the consolidated financial statements all inter-company balances and transactions and unrealized profit and losses resulting from inter-company transactions have been eliminated.

b) Property, plant and equipment

(i) Owned assets

Property, plant and equipment are accounted for at actual cost. The cost of property, plant and equipment includes actual costs of purchase, construction and manufacturing less VAT or other reimbursable taxes. The capitalised costs do not include general and other similar overheads.

Property, plant and equipment are stated at cost less depreciation. The cost of items acquired before 1 January 2003 was restated for the impact of inflation until 31 December 2002.

At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount.

Indications of impairment can include the following:

- significant changes in technological production process, economic, legal environment;
- damage to an asset or group of assets;

- decrease in market prices for specific types of property, plant and equipment, etc.

The recoverable amount is determined as the higher of an asset's fair value less costs to sell and its value in use (IAS 36 Impairment of assets). Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

The carrying amount is written down to recoverable amount and the difference is accounted for as an expense (loss from impairment) in the statement of operations.

An item of property, plan and equipment is derecognised when no further economic benefits are expected from its use or the Group transferred substantially all risks and rewards incidental to ownership of the item.

Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations.

(ii) Subsequent expenditure

Major repairs and expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised and the carrying amount of the replaced component is written off. Minor spare parts and other repairs and maintenance expenditure is recognised in the statement of operations when incurred.

(iii) Depreciation

Depreciation of property, plant and equipment is charged to the statement of operations on a straight-line basis over the estimated useful life of the individual asset.

For the purposes of depreciation the below useful lives are used:

Type of facility	Useful lives (years)
Electricity and heat generation	50
Electricity transmission	40
Electricity distribution	40
Heating networks	25
Other	5-15

c) Financial instruments

Financial instruments carried on the Group's balance sheet include investments, loans issued, trade and other receivables, cash and cash equivalents, loans received, trade and other payables. Financial instruments are initially recorded at fair value plus transaction costs associated with purchase or issue of the financial instrument, in case of financial asset or liability, which are not classified as at fair value through profit or loss. Loans issues are stated at amortised cost using the effective interest method.

d) Financial assets

Financial assets are recognized initially at the settlement date at their fair value plus, in the case of a financial asset not at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset.

Financial assets are classified as follows:

- held-to-maturity investments;
- a financial asset at fair value through profit or loss;
- available-for-sale investments;
- loans and receivables.

Held-to-maturity investments are non-derivative financial assets with fixed maturity quoted in an active market that an entity has the positive intention and ability to hold to maturity. Held-to-maturity investments are carried at amortised costs using the effective interest method, net of a provision for impairment. Amortization of discount or premium with regard to held-to-maturity securities is included in interest income over the period to maturity. Held-to-maturity securities are recorded within non-current assets except for maturities within 12 months of the balance sheet date.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments within the fair value through profit or loss category and are included in current assets.

Any other investments except for loans issued and accounts receivable are classified as available-for-sale investments. Available-for-sale investments are included in current assets, if the Group's management intends to sell them within 12 months of the reporting date.

Available-for-sale securities and trading securities are recorded at fair value based on quoted market prices at the balance sheet date. Income and losses arising from of the changes in the fair value of investments are recorded in the statement of operations for respective period except for available-for-sale investments, for which income and losses are recognized directly in equity. Interest income, foreign exchange differences and dividends on available-for-sale securities are recognized in the statement of operations. If the market value cannot be determined the fair value is determined based on the Group's management estimates using appropriate valuation techniques.

e) Inventories

Inventories are stated at the lower of cost and net realisable value. The cost comprises raw material, customs duties, cost of handling operations, direct labour and related production overheads. The cost is based on the weighted average cost principle.

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

The Group's management periodically assess whether there are any obsolete or slow-moving goods and makes obsolescence provision as required. The provision writes down the carrying value of obsolete inventories to their estimated net realisable value.

f) Accounts receivable and prepayments

Accounts receivable are recorded inclusive of value added taxes which are payable to tax authorities upon collection of such receivables. Trade and other receivables are adjusted for an allowance made for impairment of these receivables. Such an allowance for doubtful debtors is established if there is objective evidence that the Group will not be able collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers at the date of origination of the receivables.

g) Cash and cash equivalents

Cash comprises cash in hand and cash deposited on demand at banks. Cash equivalents comprise short-term high liquid investments that are readily convertible into cash and have a maturity of three months or less from the date of acquisition and are subject to insignificant changes in value.

h) Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared (approved by the shareholders) before or on the balance sheet date. Dividends are disclosed when they are declared after the balance sheet date, but before the financial statements are authorized for issue.

The Group's distributable retained earnings are determined based on the financial statements prepared under Russian accounting standards. These amounts can significantly differ from the IFRS amounts.

i) Loans and borrowings

Debt is recognized initially at its fair value, net of transaction costs. In subsequent periods all bank borrowings and loans are stated at amortised cost using the effective interest method. Long-term borrowings and loans received or granted by the Group at the rates below market ones are initially recognized at fair value by discounting all future cash flows at the average interest rate available to the Group for financial instruments with similar conditions.

Borrowings or their portion are classified as short-term liabilities unless the Group has an unconditional right to defer redemption for more than 12 mounths after the balance sheet date.

Borrowings costs are expensed as incurred using the effective interest method. As at the reporting date unpaid accrued interest is recorded within other accounts payable.

j) Pensions and post-employment benefits obligations

In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are accrued in the year in which the associated services are rendered by the employees of the Group.

- *Pension obligations*

The Group has a defined benefit pension plan. The defined benefit plan arranges pension benefits that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date. The defined benefit obligation is calculated annualy by the Group. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximation the terms of the related pension liability.

- *Other post-employment obligations*

The Group provides post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period (ten years). The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Gains and losses arising from changes in actuarial assumptions are charged or credited to income over the expected average remaining working lives of the related employees. The obligations are valued annually by the Group.

The basic assumptions used to calculate the retirement benefit obligations are the following:

- discount rate;
- expected increase in payments to the recipients of the benefits;
- expected average length of life of the recipients of benefits.

k) Accounts payable and accrued charges

Trade and other accounts payable are stated at nominal value and inclusive of value added tax.

If accounts payable are restructured and the present value of the restructured payable differs by more than ten percent from the original liability, then the fair value of the restructured payable is measured as the present value of the future cash flows discounted at the interest rate available to the Group at the date of the restructuring. The amount of the discount is credited to the statement of operations (finance income) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is amortized over the period of the restructuring as an interest expenses.

l) Deferred income taxes

Income tax for the period comprises current tax and deferred tax.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous periods.

Deferred income tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date, which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

m) Revenues

Revenues are recognized on the delivery of electricity and heat, and on the dispatch of non-utility good and services. Revenue amounts are presented exclusive of value added taxes. Revenue is based on the application of authorized tariffs for electricity and sales as approved by the Regional Energy Commission.

n) Segment reporting

The Group operates predominantly in a single geographical area and industry, the generation of electric power and heat in Kemerovo region. The generation of electricity and heat are related activities and are subject to similar risks and returns, therefore they are reported as one business segment.

o) Earnings per share

The earnings per share are determined by dividing the profit or loss attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding during the reporting period.

p) Minority interest

Minority interest represents portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by OAO Kuzbassenergo.

q) Accounting estimates and assumptions

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities in conformity with IFRS. Actual results could differ from those estimates considering the uncertainty inherent in estimates and assumptions.

Impairment provision for accounts receivable

The impairment provision for accounts receivable is based on the Group's assessment of the collectibility of amounts from specific customers. If there is deterioration in a major customer's creditworthiness or actual defaults are higher than the estimates, the actual results could differ from these estimates.

Impairment of other assets and accounting for provisions

At each balance sheet date the Group assesses whether there is any indication that the recoverable amount of the Group's assets has declined below the carrying value. When such a decline is identified, the carrying

in thousand of Russian Roubles

amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of income in the period in which the reduction is identified. If there are changes in estimates of the recoverable amount, the impairment loss for prior years will be reversed.

Accounting for impairment includes provisions against property, plant and equipment, investments, other long-term assets and inventory obsolescence. The provisions for liabilities and charges primarily include provisions for environmental and pension liabilities, legal proceedings. The Group's estimates for provisions for liabilities and charges are based on currently available facts and the Group's estimates of the ultimate outcome or resolution of the liability in the future. Actual results may differ from the estimates, and the Group's estimates can be revised in the future, either negatively or positively, depending upon the outcome or expectations based on the facts surrounding each exposure.

Deferred income taxes

Kuzbassenergo recognised deferred tax liability for differences between the nominal amounts and fair values of restructured accounts payable on their initial recognition (see Note 3k), i.e. for the discount. This deferred tax is subsequently credited to the income statement in relation to the amortisation of the discount. The discount is amortised as interest expense using the effective interest method and is not tax deductible. Although the discount has no income tax consequences the Management have recognised the deferred tax liability based on an analogy with guidance in Appendix A to IAS 12. Paragraph 8 of section A of the Appendix gives as an example of a temporary difference transaction costs that are not deductible for tax purposes, i.e. they do not have income tax consequences.

Contrary to this, paragraph 8 of IAS 12 states that the tax base of a liability equals its carrying amount less any amount that will be deductible in respect of that liability in future periods. This may be interpreted such that the discount is not a temporary difference and the deferred tax should therefore not be recognised. Management believes that recognition of the deferred tax based on the guidance described in the preceding paragraph better reflects the transaction. Had we not recognised the deferred tax liability, our loss would be RR 165, 576 thousand lower (2004: RR 440, 254 thousand lower).

Note 4. Subsidiaries

Name	Ownership/voting as at 31 December 2005, %	Ownership/voting as at 31 December 2004, %
Distribution companies		
OAO Prokopievskenergo, Prokopievsk	60,0	73,5
Maintenance subsidiaries		
OAO Kuzbasskaya energoremontnaya kompania, Kemerovo	100,0	100,0
ZAO Kuzbassenergoservice, Kemerovo	100,0	100,0
OAO Kuzbassetremont, Novokuznetsk	100,0	100,0
Other		
OOO Vekselny tsentr Kuzbassenergo, Kemerovo	100,0	100,0
OOO Sbytenergo, Kemerovo	100,0	100,0
ZAO Avtotransportnoye predpriyatie Kuzbassenergo, Kemerovo	100,0	100,0
ZAO MCHS Tsentr zdoroviya Energetika, Kemerovo	100,0	100,0
OAO IPO Vodokanal, Prokopievsk	75,0	75,0
OAO Engineering and analytical centre Kuznasstekhenergo, Kemerovo	100,0	100,0

in thousand of Russian Roubles

All the subsidiaries have been consolidated for the year ended 31 December 2005 and for the year ended 31 December 2004.

In 2005 the Group sold 13.5% of shares of its subsidiary OAO Prokopevskenergo while retaining control. The total consideration amounted to RR 4,317 thousand and was paid in cash. No gain was recorded for the transaction.

Note 5. Related party transactions

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party, is under common control, or can exercise significant influence over the other party in making financial and operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2005 are detailed below.

a) Transactions with the parent and entities under common control

RAO UES of Russia owns 49% of ordinary voting shares of OAO Kuzbassenergo and exercises control over the Group's operations.

The Group's ultimate controlling party is the Government of the Russian Federation that owns 52.6% of RAO UES of Russia shares.

Transactions with RAO UES of Russia and entities under common control for the year are summarized below:

	Year ended 31 December 2005	Year ended 31 December 2004
Subscription fee and electricity transmission services		
RAO UES of Russia	989,681	992,493
OAO FGC UES	802,707	832,722
OAO SO-CDU UES	268,396	194,382
ITGC Center	32,034	-
Purchases of electricity		
OAO Sayano-Shushenskaya HyPP	187,357	94,199
OAO Berezovskaya GRES-1	132,398	263,638
OAO Gusinoozerskaya GRES	90,132	98,910
OAO Haranorskaya GRES	77,894	30,996
OAO Krasnoyarskaya GRES-2	64,334	22,159
OAO Omskaya energosbytovaya companiya	917	-
OAO Yakutskenergo	-	12,375
Other		
Insurance settlements with insurance company Lider	88,073	66,044
Total purchases	2,733,923	2,607,918
Services for RAO UES of Russia	2,123	-
Total sales	2,123	-

in thousand of Russian Roubles

Balances with RAO UES of Russia and entities under common control are summarized below:

	31 December 2005	31 December 2004
Accounts receivable for products supplied		
OAO Altaienergo	484	484
RAO UES of Russia	177	-
Provision for impairment of receivables	(255)	(255)
Total	406	229
Accounts payable		
Short-term accounts payable		
ITGC Center	37,801	-
RAO UES of Russia	3,262	15,936
OAO Sayano-Shushenskaya HyPP	1,693	-
OAO Haranorskaya GRES	1,121	-
OAO Omskaya energosbytovaya companiya	1,082	-
OAO Yakutskenergo	376	347
OAO Berezovskaya GRES-1	-	40,664
OAO Gusinoozerskaya GRES	-	1,874
Short-term restructured accounts payable		
RAO UES of Russia	160,000	60,000
OAO Mosenergo	220,135	105,665
Others	746	818
Long-term restructured accounts payable		
RAO UES of Russia	468,898	458,783
OAO Mosenergo	77,574	130,472
OAO Yakutskenergo	247	391
Others	354	561
Total	973,289	815,511

Transactions with OAO RAO UES of Russia related to payments of subscription fee for the services regarding operation and development of RAO UES of Russia, settlements with OAO FGC UES for transmission of electricity through the Unified National Grid, as well as settlements with OAO SO CDU UES for the dispatch control were performed based on the tariffs, being set by the Federal Energy Commission.

Settlements with the electricity supply entities are made through ZAO Centre of Financial Settlements (ITGC Center) with regard to electricity purchased at free wholesale market at prices established by NP ATS according to the rules of the wholesale electricity market of transition period. Volumes and cost of electricity purchased at free market are established by NP ATS upon completion of the calculations of the planned production and consumption volumes.

All the entities are subsidiaries of OAO RAO UES of Russia.

In the years 2004 and 2005 OAO Kuzbassenergo concluded contracts on mandatory third party liability insurance with insurance company Lider, which is wholly owned by RAO UES of Russia.

b) Transactions with OAO SUEK and SUEK group

OAO Sibirskaya ugolnaya energeticheskaya kompaniya (further SUEK) owns 43.5% of ordinary voting shares of OAO Kuzbassenergo and has a significant influence on the Group's operations. OAO SUEK acts as one

in thousand of Russian Roubles

of the suppliers of coal for electric power plants of OAO Kuzbassenergo, SUEK group entities are the largest consumers of electric power in the region of the Group's operations.

The transactions with SUEK group entities for the year were as follows:

	Year ended 31 December 2005	Year ended 31 December 2004
Purchases of coal		
OAO SUEK	1,804,280	1,511,169

The balances with OAO SUEK were as follow:

	31 December 2005	31 December 2004
Accounts payable		
OAO SUEK	139,928	101,868

The Group sells electricity and heat to SUEK group entities at the tariffs established by the Regional Energy Commission.

Below are the electricity sales to SUEK group entities:

	Year ended 31 December 2005	Year ended 31 December 2004
OAO SUEK group companies		
OAO Energoupravlenie	485,381	373,179
OAO Gorelektroset	161,371	98,832
OAO Shachtoupravlenie Kotinskoe	25,768	17,488
OAO Investment company Sokolovskaya	17,167	12,794
OAO Shachta Kolmogorovskaia	13,715	6,548
OAO Razrez Kamishanskii	12,451	13,949
OAO Razrez Maiskii	10,203	8,582
OAO Prokopievskaia Gorelektroset	9,052	10,430
Others	3,378	2,537
Total	738,486	544,339

The balances with SUEK Group entities were as follows:

	31 December 2005	31 December 2004
Accounts receivable		
OAO Prokopievskaia gorelektroset	10,451	3,407
OAO Gorelektroset	5,505	2,168
OAO Investment company Sokolovskaya	2,125	2,193
OAO Energoupravlenie	-	2,393
Others	1,228	130
Provision for impairment of receivables	(5,351)	(1,912)
Total	13,958	8,379

in thousand of Russian Roubles

	31 December 2005	31 December 2004
Accounts payable		
OAO Energoupravlenie	44,716	26,636
OAO Shachtoupravlenie Kotinskoe	-	2,749
OAO Razrez Kamishanskii	-	1,123
OAO Investment company Sokolovskaya	-	2,178
Others	1,186	1,635
Total	**45,902**	**34,321**

c) **Transactions with other related parties**

The transactions with other related parties are presented below. The following companies are related parties for the following reasons:

- OAO Ugolnaya Kompaniya Kuzbassrazrezugol is the related party due to the management of RAO *UES of Russia;*
- OAO Kuznetsky ferrosplavny zavod is the related party of OAO Ugolnaya Kompaniya Kuzbassrazrezugol;
- ZAO Kuzbassenergosvyaz is the related party due to the subsidiaries of RAO UES of Russia;
- AKB Alemar is the related party of OAO Ugolnaya Kompaniya Kuzbassrazrezugol.

The transactions with the related parties for the year were as follows:

	Year ended 31 December 2005	Year ended 31 December 2004
Purchases of coal		
OAO Ugolnaya Kompaniya Kuzbassrazrezugol	2,635,961	1,171,820
Others		
ZAO Kuzbassenergosvyaz (communication services purchased)	53,134	-
AKB Alemar (borrowings)	35,000	80,000
AKB Alemar (promissory notes purchased)	29,086	56,402
AKB Alemar (other services)	2,641	1,870
AKB Alemar (interest expense)	1,740	2,394
OAO Kuznetsky ferrosplavny zavod (purchases of materials)	20,238	-
Total	**2,777,800**	**1,312,486**

	Year ended 31 December 2005	Year ended 31 December 2004
Sales of electricity		
OAO Kuznetsky ferrosplavny zavod	1,572,396	1,253,189
OAO Ugolnaya Kompaniya Kuzbassrazrezugol	720,170	312,663
ZAO Kuzbassenergosvyaz	158	-
Others		
AKB Alemar (redemption of borrowings)	40,045	84,581
AKB Alemar (redemption of promissory notes)	10,790	55,791
ZAO Kuzbassenergosvyaz (services delivery)	25,933	-
Total	**2,369,492**	**1,706,224**

The balances with other related parties were as follows:

	31 December 2005	31 December 2004
Accounts receivable		
OAO Ugolnaya Kompaniya Kuzbassrazrezugol	22,719	27,187
OAO Kuznetsky ferrosplavny zavod	6,382	9,619
Provision for impairment of receivables	(188)	(929)
Total	**28,913**	**35,877**
Accounts payable		
Purchases of coal		
OAO Ugolnaya Kompaniya Kuzbasrazrezugol	61,583	16,887
Other transactions		
OAO Ugolnaya Kompaniya Kuzbasrazrezugol	29,610	26,943
AK Alemar (short-term borrowings and interest accrued, see also note 16)	15,023	20,069
ZAO Kuzbassenergosvyaz	3,316	-
Total	**109,532**	**63,899**

d) Entities controlled by the state

In normal course of business the Group enters into transactions with other entities under Government control including RAO UES of Russia and its subsidiaries, subsidiaries of RAO Gazprom, the Russian Railways, state-controlled banks and various governmental bodies.

Balances and transactions with the parent company RAO UES of Russia are disclosed in Note 5 (a).

Tax balances are disclosed in Note 18. Tax transactions are disclosed in Note 21. Current income tax prepayment and payables are disclosed on the face of the balance sheet.

The companies controlled by the state act as customers and suppliers for Kuzbassenergo group entities. Relationships with the state-owned companies are a part of the standard business in the Russian Federation.

in thousand of Russian Roubles

The Group had the following transactions with the state-controlled companies:

	Year ended 31 December 2005	Year ended 31 December 2004
Electricity and heating revenues, services provided	3,502,119	4,180,749
Natural gas, services purchased	(1,449,605)	(898,215)
Borrowings	1,020,000	1,432,000
Redemption of borrowings	(1,176,000)	(1,135,858)
Interest expenses	(90,622)	(69,968)

The balances with the state-controlled companies were as follows:

	31 December 2005	31 December 2004
Accounts receivables		
Accounts receivable	247,665	543,560
Provision for impairment of receivables	(17,315)	(95,722)
Total accounts receivables	230,350	447,838
Accounts payable		
Accounts payables	63,660	47,547
Short-term borrowings	710,000	866,000
Interest payable	746	1,132
Total accounts payable and borrowings	774,406	914,679

e) Transactions with management and close family members

There are no transactions with management and close family members except their remuneration in the form of salary.

Remuneration is paid to the Board of Management of OAO Kuzbassenergo for performing their functions and comprised their contractual salaries, as well as bonuses, determined for the period based on the indicators of the statutory accounting reports. The remuneration amount is approved by the Board of Directors of OAO Kuzbassenergo. Members of the Management Board are also entitled to discretionary bonuses, approved by the Chairman of the Management, based on the input of each member of the Management to the overall business results.

Remuneration and bonuses to the members of Board of Directors are paid for performing their functions and attending the meetings of the Board of Directors based on the work results for the reporting period.

Total remuneration paid to the members of the Board of Directors and Management Board for the year ended 31 December 2005 was RR 32,382 thousand (for the year ended 31 December 2004 - RR 20,806 thousand).

in thousand of Russian Roubles

Note 6. Property, Plant and Equipment

	Heat and electricity generation	Electricity transmission	Electricity distribution	Heat networks	Other	Construction in progress	TOTAL
Cost							
Opening balance as at 31 December 2004 (as restated, see Note 2a)	30,802,702	7,911,368	8,225,414	3,041,463	30,958,796	2,410,450	83,350,193
Reclassification	398,545	-	3,814,047	-	(4,212,592)	-	-
Opening balance as at 31 December 2004 after reclassification	31,201,247	7,911,368	12,039,461	3,041,463	26,746,204	2,410,450	83,350,193
Additions	60,531	119,349	81,814	11,105	130,301	1,600,293	2,003,393
Transfers	1,042,628	42,661	74,315	255,632	787,211	(2,202,447)	-
Disposals	(400,396)	(6,209)	(7,971)	(9,665)	(301,336)	(818,087)	(1,543,664)
Closing balance as at 31 December 2005	31,904,010	8,067,169	12,187,619	3,298,535	27,362,380	990,209	83,809,922
Accumulated depreciation							
Opening balance as at 31 December 2004 (as restated, see Note 2a)	(19,310,397)	(5,329,640)	(6,265,271)	(2,038,077)	(24,643,303)	-	(57,586,688)
Reclassification	(288,193)	-	(3,439,642)	-	3,727,835	-	-
Opening balance as at 31 December 2004 after reclassification	(19,598,590)	(5,329,640)	(9,704,913)	(2,028,077)	(20,915,468)	-	(57,586,688)
Charge for the period	(545,453)	(152,261)	(217,472)	(71,903)	(927,349)	-	(1,914,438)
Disposals	305,719	3,516	6,016	8,137	142,878	-	466,266
Closing balance as at 31 December 2005	(19,838,324)	(5,478,385)	(9,916,369)	(2,101,843)	(21,699,939)	-	(59,034,860)
Net book value as at 31 December 2005	12,065,686	2,588,784	2,271,250	1,196,692	5,662,441	990,209	24,775,062
Net book value as at 31 December 2004 (as restated, see Note 2a)	11,492,305	2,581,728	1,960,143	1,003,386	6,315,493	2,410,450	25,763,505

in thousand of Russian Roubles

	Heat and electricity generation	Electricity transmission	Electricity distribution	Heat networks	Other	Construction in progress	TOTAL
Cost							
Opening balance as at 31 December 2003 as previously reported	29,727,446	7,815,047	6,553,969	2,981,259	32,919,483	2,895,701	82,892,905
Reclassification	390,397	70,730	1,646,048	(10,446)	(2,096,729)	-	-
Opening balance as at 31 December 2003 after reclassification	30,117,843	7,885,777	8,200,017	2,970,813	30,822,754	2,895,701	82,892,905
Additions	33,075	11,601	7,675	-	-	1,342,538	1,394,889
Transfers	659,587	29,772	59,732	90,015	651,642	(1,490,748)	-
Disposals (as restated, see Note 2 a)	(7,803)	(15,782)	(42,010)	(19,365)	(515,600)	(337,041)	(937,601)
Closing balance as at 31 December 2004 (as restated, see Note 2 a)	30,802,702	7,911,368	8,225,414	3,041,463	30,958,796	2,410,450	83,350,193
Previously reported closing balance as at 31 December 2004	30,802,702	7,911,368	6,543,283	3,041,463	29,984,629	2,575,809	80,859,254
Correction of prior period errors	-	-	1,682,131	-	974,167	(165,359)	2,490,939
Accumulated depreciation							
Opening balance as at 31 December 2003 as previously reported	(18,696,502)	(5,115,033)	(4,479,785)	(1,973,708)	(25,536,554)	-	(55,801,582)
Reclassification	(86,112)	(70,570)	(1,641,389)	5,755	1,792,316	-	-
Opening balance as at 31 December 2003 after reclassification	(18,782,614)	(5,185,603)	(6,121,174)	(1,967,953)	(23,744,238)	-	(55,801,582)
Charge for the period	(534,520)	(151,361)	(179,037)	(79,163)	(1,299,020)	-	(2,243,101)
Disposals (as restated, see Note 2a)	6,737	7,324	34,940	9,039	399,955	-	457,995
Closing balance as at 31 December 2004 (as restated, see Note 2a)	(19,310,397)	(5,329,640)	(6,265,271)	(2,038,077)	(24,643,303)	-	(57,586,688)
Previously reported closing balance as at 31 December 2004	(19,310,397)	(5,329,640)	(4,697,059)	(2,038,077)	(23,867,235)	-	(55,242,408)
Correction of prior period errors	-	-	(1,568,212)	-	(776,068)	-	(2,344,280)
Net book value as at 31 December 2004 (as restated, see Note 2a)	11,492,305	2,581,728	1,960,143	1,003,386	6,315,493	2,410,450	25,763,505
Previously reported net book value as at 31 December 2004	11,492,305	2,581,728	1,846,224	1,003,386	6,117,394	2,575,809	25,616,846
Correction of prior period errors	-	-	113,919	-	198,099	(165,359)	146,659
Net book value as at 31 December 2003	11,030,944	2,700,014	2,074,184	1,007,551	7,382,929	2,895,701	27,091,323

in thousand of Russian Roubles

Construction in progress represents the carrying amount of property, plant and equipment that has not yet been put into operation.

Depreciation is charged once an asset is available for use.

Other property, plant and equipment include buildings not related to production and transmission of electricity activity, land, garages, transport vehicles, computers, office furniture, medical and other equipment.

Line "Reclassifications" includes changes in fixed assets due to reclassification of fixed assets related to generation of electricity and heat and fixed assets related to distribution of electricity to the respective groups from the group *"Other"*.

The assets transferred to the Group upon privatization did not include the land on which the Group's buildings and facilities are situated. The Group has the option to purchase this land upon application to the state registration body or to formalize the right for rent. According to Russian legislation expiry date of this option is 1 January 2008. The Group exercised the purchase option. The cost of land purchased as of 31 December 2005 amounted to RR 584,042 thousand (as of 31 December 2004 - RR 583,489 thousand). Land tax expenses are detailed in Note 20. Overpayment of land tax is included in Note 10, line «tax prepayments (other than current profit tax prepayments)».

a) Non-cash transactions

A portion of property, plant and equipment additions and sales has been settled through mutual settlement, barter and other non-cash transactions. Non-cash transactions in respect of property, plant and equipment are:

	Year ended 31 December 2005	Year ended 31 December 2004
Non-cash acquisitions	266,462	465,407
Non-cash proceeds from sale of property, plant and equipment	58,664	23,514

b) Operating leases

The Group leases a number of land areas owned by local governments under operating lease. Land lease payments are determined by lease agreements.

Operating lease rentals under non-cancellable leases are payable as follows:

	31 December 2005
Less than one year	439,175
Between one and five years	723
More than five years	2,168
	442,066

Land leased by the Group represents territories, at which electric power and heat plants and other property, plant and equipment are located. Rent expenses and rentals payable are disclosed in Notes 20 and 18.

The group lease out the assets under the operating leases. The contract for the leasing out the fixed assets for transmission of electric power via UNES concluded with OAO MMSK Tsentr for the period of one year from 1.12.2005 is the most significant contract among the concluded contracts for leasing out the fixed assets. As at 31.12.2004 the most significant contracts for leasing out the fixed assets were concluded with ZAO Energo-Construction Company of Siberia and ZAO Sibenergoteploizolyatsiya for the period of one year.

in thousand of Russian Roubles

The gross carrying amount, accumulated depreciation and net book value of fixed assets provided by the Group for operating leases are presented in the table below:

	2005	2004
Historical cost at 31 December	4,770,881	457,661
Depreciation charge for the year	(69,210)	(40,074)
Accumulated depreciation at 31 December	(3,433,970)	(268,603)
Net book value	1,336,911	189,058

Income received by the Group from operating lease is equal to RR 86,752 thousand in 2005 year (RR 37,788 thousand in 2004). The future minimum lease payments receivable under non-cancelable operating leases (calculated at contracted monthly rental payment) will make RR 271,452 thousand in the year 2006, zero in the year 2007 as the period of the operating lease is equal to one year.

c) Impairment of assets

Management of the company believes that there are no indications of asset impairment at present due to the following key reasons:

- Electricity tariffs were 14,7% higher (heat tariffs were 15,5%) in 2005 than in 2004;
- Demand for electricity and heat energy has been constantly growing;
- Extraordinary meeting of OAO Kuzbassenergo shareholders made a decision on 30.12.2005 to reorganize OAO Kuzbassenergo by way of a spin off (Note 1b). In the process of OAO Kuzbassenergo reorganization all fixed assets shall be allocated to OAO Kuzbassenergo or corresponding spin-off entities in accordance with their intention to be used for different types of activities such as: Distribution, Sale, Network and Generation. In accordance with the above, present value of future cash flows of OAO Kuzbassenergo will exceed the net book value of fixed assets.

d) Revision of useful life

In the process of 2005 financial reporting preparation the Group revised its useful life assessment for fixed asset items. These changes resulted in the reduction of depreciation charges for the reporting period by RR 25,802 thousand.

Note 7. Other non-current assets

	31 December 2005	31 December 2004 as restated (see Note 2a)
Value Added Tax recoverable	235,922	348,043
Restructured trade receivables (Net of provision for impairment of receivables of RR 66,431 thousand as at 31 December 2005 and RR 182,692 thousand as at 31 December 2004)	100,753	258,943
Advances given to contractors	42,814	15,533
Loans issued	31,038	50,709
Notes receivable	28,050	582,485
Other	17,447	15,730
Other non-current assets	456,024	1,271,443

Certain trade receivables were restructured and, as the result, are due to be realized more than one year from the balance sheet date. The loss/income on restructuring is included in doubtful debtor's expense.

in thousand of Russian Roubles

Due to maturity date, which is within 12 month after the reporting date, the amount of notes receivable RR 629,890 thousand as at 31 December 2005 was reclassified in "accounts receivables and prepayments" category (see Note 10).

Loans issued include long-term loans, provided to the employees, and subject to be repaid by 2017.

	31 December 2005	31 December 2004
Mortgage loans	29,818	45,406
Loans for current needs	1,220	5,303
Total loan issued	**31,038**	**50,709**

Interest rate applied for the loans given to employees – ¾ from the Central bank rate for loans for the current needs, interest free – for the mortgage loans.

Note 8. Cash and cash equivalents

	31 December 2005	31 December 2004
Cash at bank	508,993	372,058
Cash equivalents	715	1,667
Cash in hand	373	358
Total	**510,081**	**374,083**

The Group has no restricted and no interest bearing cash. All cash and cash equivalents are in Russian Roubles.

Note 9. Promissory notes and deposits

	Currency	Maturity date	31 December 2005	Maturity date	31 December 2004
Notes receivable including:			55,845		85,172
OAO AKZ	RR	On demand	34,109	On demand	34,109
Kuzbasspromenergo	RR	On demand but not earlier than 25.12.05	16,784	-	-
ZAO Guta Bank	RR	-	-	On demand but not earlier than 30.06.05	8,000
ACB Alemar	RR	On demand but not earlier than 23.01.06	2,692	On demand	3,771
OAO Prominvest	RR	On demand	248	On demand but not earlier than 31.03.05	12,048
Sberbank of the Russian Federation	RR	On demand but not earlier than 10.12.05	30	On demand but not earlier than 30.06.05	21,327
Other	RR	On demand	1,982	On demand	5,917
Deposits			18,930		19,316
Total promissory notes and deposits			**74,775**		**104,488**

The effective interest rate on short-term bank deposits was 8.7% (2004: 10%); these deposits have an average maturity of six months.

All promissory notes are interest-free and were purchased without discount.

in thousand of Russian Roubles

Note 10. Accounts receivable and prepayments

	31 December 2005	31 December 2004
Trade receivables	963,995	1,088,756
Notes receivable	629,890	-
Advances to suppliers	166,615	180,718
Restructured trade receivables	141,827	99,286
Other receivables	147,725	211,760
Provision for impairment of receivables	(400,812)	(455,130)
Value Added Tax recoverable	511,921	345,841
Tax prepayments (other than current income tax prepayments)	25,791	129,186
Total accounts receivables and prepayments, net of provision	**2,186,952**	**1,600,417**

Notes receivable as at 31 December 2005 includes short-term interest free notes receivables of ZAO "SEAR MF" with maturity at 30 July 2006. As at 31 December 2004 these promissory notes were classified as other non-current asset, see Note 7.

The management of the Group believes that the Group will be able to realise the net receivable amount through direct collections and other non-cash settlements, and that therefore the recorded value approximates their fair value.

Other accounts receivable include settlements on claims, assignment of right of demand, penalties and fines for violation of economic contracts terms and conditions, receivables for services for which no documents were issued at the reporting date.

Note 11. Inventories

	31 December 2005	31 December 2004
Fuel production stock	810,604	666,365
Materials and supplies	431,594	566,131
Other inventories	33,557	33,703
	1,275,755	**1,266,199**
Obsolete inventory provision	(64,739)	(82,343)
Total	**1,211,016**	**1,183,856**

As at 31 December 2005 and 31 December 2004, the inventory balance included RR 719,451 thousand and RR 966,758 thousand, respectively, of inventory pledged as collateral under loan agreements.

Due to the obsolescence the inventory in the amount of RR 66,468 thousand was written off in the year 2005. (no obsolete inventory was written off in the year 2004). This entire amount was provided at the beginning of the year.

Note 12. Share capital

	31 December 2005	31 December 2004
Authorized shares		
606,163,800 ordinary shares	3,689,102	3,689,102

in thousand of Russian Roubles

Share capital includes 606,163,800 ordinary shares with the par value of RR 1 each. As of 31 December 2005 and 31 December 2004 all shares have been issued and fully paid.

The carrying amount of share capital has been adjusted to take into account the effects of hyperinflation that existed in Russian Federation until the end of 2002.

Dividends
In accordance with Russian legislation, profit distibution and other appropriations are based on the financial (accounting) reports of the Company prepared in accordance with the Russain Accounting Rules. Russian legislation identifies the basis of distribution as the net profit. For 2005, the current year net statutory profit for the Company as reported in the published annual statutory reporting forms was RR 544,879 thousand (net loss recognized in the 2004 statutory accounting reports of the company totaled RR 1,617,371 thousand). The closing balance of the accumulated profit, including the current year net statutory profit, totalled RR 1,470,401thousand (2004: RR 1,264,973 thousand).
However, this legislation and other statutory laws and regulations are open to legal interpretation and accordingly management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

An extraordinary shareholders meeting held on 30 December 2005 decided to pay dividends for the 9 months 2005 in the amount of RR 0.670461 per ordinary share. The total amount of dividends is RR 406,409 thousand.
In 2004 OAO Kuzbassenergo did not pay dividends.

Note 13. Income tax

Income tax expense

	Year ended 31 December 2005	Year ended 31 December 2004 (as restated, see Note 2a)
Current income tax charge	(396,502)	(312,550)
Adjustments recognized in the period for profit tax related to prior periods	(15,664)	145,879
Deferred income tax benefit	136,019	206,291
Total income tax (charge)/benefit	(276,147)	39,620

Adjustments recognised in 2004 for profit tax of prior periods includes RR 116,352 thousand related to revision of deductible expenses (payments to power saving fund) for 2001-2003 due to changes of management estimates of claimable costs. As a result, the company sent the amended declarations to the tax authority and reimbursed profit tax from the budget.

in thousand of Russian Roubles

Reconciliation of theoretical profit tax charge, calculated based on the statutory tax rate, and actually profit tax recorded in the consolidated statement of operations is provided below:

	Year ended 31 December 2005	Year ended 31 December 2004 (as restated, see Note 2a)
Loss before tax	(231,207)	(1,290,441)
Theoretical profit tax credit at applicable tax rate	55,490	309,706
Non-deductible/non-taxable items:	(237,458)	(321,075)
including:		
- *pollution fees*	(14,704)	(170,896)
- *material aid and other payments to the employees*	(26,904)	(45,749)
- *charity*	(18,739)	(10,702)
- *other*	(177,111)	(93,729)
Other effects	(94,179)	50,989
Total income tax (charge)/benefit	(276,147)	39,620

Differences between IFRS and Russian statutory taxation regulations give rise to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases.

Differences between the IFRS value of assets and liabilities and their tax base result in certain temporary differences. The tax effect of the movements in these temporary differences is recorded at the statutory rate of 24%.

Deferred income tax liabilities

	31 December 2005	Movement for the year recognized in Statement of operations	31 December 2004 (as restated, see Note 2a)
Property, Plant and Equipment	(1,777,387)	216,918	(1,994,305)
Non-current liabilities	(252,655)	(22,130)	(230,525)
Accounts payable and accrued charges	(13,380)	(36,603)	23,223
Deferred income tax liabilities	**(2,043,422)**	**158,185**	**(2,201,607)**

Deferred income tax assets

	31 December 2005	Movement for the year recognized in Statement of operations	31 December 2004 (as restated, see Note 2a)
Retirement benefit obligations	74,457	707	73,750
Trade receivables and prepayments	42,434	(62,961)	105,395
Inventory	31,490	11,728	19,762
Other assets	15,947	28,360	(12,413)
Deferred income tax assets	**164,328**	**(22,166)**	**186,494**
Deferred income tax liabilities, net	**(1,879,094)**	**136,019**	**(2,015,113)**

in thousand of Russian Roubles

The comparative figures for the year ended 31 December 2004 are presented below:

Deferred income tax liabilities

	31 December 2004 (as restated, see Note 2a)	**Movement for the year recognized in Statement of operations**	**31 December 2003 (as restated, see Note 2a)**
Property, Plant and Equipment	(1,994,305)	15,069	(2,009,374)
Non-current liabilities	(230,525)	251,699	(482,224)
Accounts payable and accrued charges	23,223	23,223	-
Deferred income taz liabilities	**(2,201,607)**	**289,991**	**(2,491,598)**

Deferred income tax assets

	31 December 2004 (as restated, see Note 2a)	**Movement for the year recognized in Statement of operations**	**31 December 2003 (as restated, see Note 2a)**
Trade receivables and prepayments	105,395	(62,121)	167,516
Retirement benefit obligations	73,750	2,506	71,244
Inventory	19,762	19,762	-
Other assets	(12,413)	(43,847)	31,434
Deferred income tax assets	**186,494**	**(83,700)**	**270,194**
Deferred income tax liabilities, net	**(2,015,113)**	**206,291**	**(2,221,404)**

The Group has not recorded a deferred tax liability in respect of taxable temporary differences of RR 20,126 thousand (2004: RR 73,511 thousand) associated with investments in subsidiaries as the Group is able to control the timing of the reversal of those temporary differences and does not intend to reverse them in the foreseeable future.

Note 14. Wages and payroll taxes

	Year ended 31 December 2005	**Year ended 31 December 2004**
Wages and salaries	(2,063,445)	(1,550,195)
Social security costs	(479,492)	(408,699)
Pension costs – defined benefit plans (Note 15)	14,009	(24,011)
Other post-employment benefits (Note 15)	(37,063)	(8,177)
Total	**(2,565,991)**	**(1,991,082)**

in thousand of Russian Roubles

Note 15. Other non-current liabilities

	31 December 2005	31 December 2004 (as restated, see Note 2a)
Restructured trade accounts payables	950,150	786,878
Restructured taxes, interest, fines payables	-	519,647
	950,150	1,306,525
Less current portion of non-current debt	(395,741)	(184,701)
Retirement benefit obligations	310,237	307,290
Total	864,646	1,429,114

OAO Kuzbassenergo restructured trade accounts payables to be repaid over a period of up to six years. Present value of the restructured payables was calculated based on the expected repayment date and central bank rate effective at the date of restructuring increased by 3%.

In accordance with the Russian Federation Government Resolution № 1002 of 3 September 1999, OAO Kuzbassenergo restructured its taxes, including fines and interest to be repaid over the period of up to 10 years. The company paid restructured taxes during the year 2005.

The restructured interest and fines payables were written off based on the Resolutions of the Interregional Tax Inspection in charge of major taxpayers: №4 and № 11-05 dated 22 June 2005, № 16-05 dated 11 October 2005 and № 17-05 date 28 October 2005 on write-off of the tax interest and fines and № 11-05 date 23 June 2005 on write-off of the interest accrued and fines payable to the Pension Fund. Income from write-off of penalties and fines in the amount of RR 321,752 thousand was recognized in Consolidated statement of operations in the year 2005.

The maturity of other non-current liabilities is as follows:

	as at 31 December 2005	as at 31 December 2004 (as restated, see Note 2a)
Between 1 and 2 years	228,611	341,753
Between 2 and 5 years	325,798	629,886
Over 5 years	-	150,185
Total	554,409	1,121,824

The balances and the movements in the retirement benefit liabilities are as follows:

	2005	2004
Balance sheet obligations for:		
Pension liabilities	(137,233)	(157,425)
Post-employment medical benefits	(173,004)	(149,865)
	(310,237)	(307,290)

Pension liabilities	2005	2004
Opening balance	(157,425)	(142,729)
Total income /(expense) reversed /charge in the income statement	14,009	(24,011)
Payments	6,183	9,315
Closing balance	(137,233)	(157,425)

in thousand of Russian Roubles

Post-employment medical benefits	2005	2004
Opening balance	(149,865)	(154,122)
Total expense charge in the income statement	(37,063)	(8,177)
Payments	13,924	12,434
Closing balance	(173,004)	(149,865)

The principal assumptions used were as follows:

	2005	2004
Real discount rate	4.5 %	4.5 %
Real future increases of payments of pensions, and medical costs	0.0 %	0.0 %
Average life expectancy		
Male		
Before 30 year	36	36
31-35 years	31	31
36-40 years	27	27
41-45 years	23	23
46-50 years	20	20
51-55 years	17	17
56 and above	14	14
Female		
Before 30 year	48	48
31-35 years	41	41
36-40 years	37	37
41-45 years	32	32
46-50 years	28	28
51 and above	24	24

Note 16. Loans and borrowings

	Currency	Average ceffective interest rate as at 31 December 2005	Principal amount as at 31 December 2005	Average effective interest rate as at 31 December 2004	Principal amount as at 31 December 2004
AK Sberbank of the Russian Federation, Kemerovo	RR	9.7%	700,000	10%	700,000
OAO Bank Uralsib	RR	5.2-10.4%	350,000	12%	300,000
OAO Alfa Bank	RR	9.4%	300,000	8.2%	442,854
Promyshlenno-stroitelniy Bank	RR	9.2%	150,000	-	-
ACB Moskovskiy Delovoy Mir	RR	11%	47,000	10%	100,000
OAO Bank Zenith	RR	10.75%	30,000	-	-
OAO Alemar	RR	11%	15,000	11.5%	20,000
Ministry of Fuel and Energy	RR	0%	10,000	0%	10,000
OAO ACB Kuzbassugolbank	RR	-	-	13%	104,000
OAO Vneshtorgbank	RR	-	-	12.5%	156,000
Union Invest	RR	-	-	-	100,000
Other	RR	-	1,000	-	1,500
Total			1,603,000		1,934,354

in thousand of Russian Roubles

17. Accounts payable and accrued charges

	as at 31 December 2005	as at 31 December 2004 (as restated, see Note 2a)
Advances received	496,457	297,405
Trade payables	460,900	629,578
Current portion of trade payables and other creditors restructured to long-term (see also Note 15)	395,741	181,601
Dividends payable	374,772	141
Notes payable	369,700	448,166
Payable to employees	133,413	93,235
Other payables	9,557	43,489
Total	**2,240,540**	**1,693,615**

Restructured trade payables which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 15. The effect of restructured trade payables is included in Note 22.

The amount of accounts payable included liabilities under promissory notes that could be realized within one year. All promissory notes are interest free and issued at the nominal value.

The amount of dividends payable included the dividends accrued (see note 12 for the dividends, note 18 for the tax accrued).

Note 18. Other taxes payable

	31 December 2005	31 December 2004 (as restated, see note 2 a)
Value Added Tax payable	501,669	624,077
Fines and interest	265,493	87,875
Property tax	90,662	16,993
Water tax	79,941	14,165
Employee taxes	43,774	64,620
Tax payable for dividends	36,454	-
Land rent	16,471	96,129
Current portion of taxes, interest, fines restructured to long-term (see also Note 15)	-	3,100
Other taxes	49,531	25,228
Total	**1,083,995**	**932,187**

Included in the payable for value added tax is RR 352,074 thousand of deferred VAT which only becomes payable to the authorities when the underlying receivables balance is either recovered or written off (31 December 2004: 425,939 thousand).

Restructured taxes, including fines and interest, which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 15.

in thousand of Russian Roubles

Note 19. Movements in provision for impairment of receivables and bad debt write off

	Year ended 31 December 2005	Year ended 31 December 2004
Provision for impairment of receivables as of 31.12.2004 (31.12.2003) [Note 7, 10]	(637,822)	(822,847)
Income from reversal of provision for impairment of receivables	170,579	114,986
Bad debts write-off which was initially provided	-	70,039
Provision for impairment of receivables as of 31.12.2005 (31.12.2004) [Note 7, 10]	(467,243)	(637,822)
Loss resulting from bad debt write-off	-	(589,419)
Total income/ (expenses) from changes in the provision for impairment of receivable and bad debt write off	**170,579**	**(474,433)**

Note 20. Taxes other than on income

	Year ended 31 December 2005	Year ended 31 December 2004
Land rent	(384,732)	(325,885)
Property tax	(374,134)	(344,671)
Export VAT	(200,844)	-
Land tax	(174,556)	(174,484)
Power saving Fund	(174,204)	(65,446)
Pollution fees	(80,306)	(59,901)
Other taxes	(14,421)	(5,028)
Other taxes payables total	**(1,403,197)**	**(975,415)**

Note 21. Finance income

	Year ended 31 December 2005	Year ended 31 December 2004 (as restated, see note 2a)
Interest on notes receivable and loans given to employees	80,017	147,192
Government grants	32,342	15,963
Dividends	119	2,668
Other income	1,160	6,671
Total	**113,638**	**172,494**

Government grants included the interest expenses reimbursed by Mintopenergo for borrowings related to the fuel purchases.

Note 22. Finance costs

	Year ended 31 December 2005	Year ended 31 December 2004 as restated (see note 2a)
Interest expense	(640,047)	(463,945)

The discounting of restructured payable amounts gives rise to a gain. Subsequent to its initial recognition, the discount is amortized over the period of the restructuring as an expense. Interest expense on restructured of accounts payable and taxes payable is equal to RR 460,454 thousand for the year 2005 (RR 297,409 thousand

in thousand of Russian Roubles

for the year 2004). Further information on the restructuring of accounts payable and taxes payable is contained in Note 15.
Interest expenses also include interest accrued on short-term borrowings in the amount of RR 179,593 thousand for the year 2005 (RR 166,536 thousand for the year 2004).

Note 23. Loss per share

	Year ended 31 December 2005	Year ended 31 December 2004 as restated (see note 2a)
Weighted average number of ordinary shares outstanding	606,163,800	606,163,800
Net loss attributable to the shareholders of OAO Kuzbassenergo	(509,226)	(1,259,554)
Loss per ordinary share basic and diluted (in RR per share)	**(0.84)**	**(2.08)**

OAO Kuzbassenergo does not have dilutive potential ordinary shares.

Note 24. Financial instruments

Financial risks factors
The Group's activities expose it to a variety of financial risks, including the effect of changes in interest rates and collectibility of receivables. The Group does not have a risk policy to hedge its financial exposures.

a) Credit risk
Financial assets, which potentially subject Group entities to concentrations of credit risk, consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the allowance for doubtful debtors already recorded (see Note 1c).

Cash is placed in financial institutions which are considered at time of deposit to have minimal risk of default (see Note 9).

b) Interest rate risk
All short-term borrowings have fixed interest rates (see Note 16). Therefore the Group is not exposed to significant cash flow interest risk rate.

c) Fair value
Management believes that the fair value of its financial assets and liabilities approximated their carrying amount.

Note 25. Commitments

a) Sales commitments

The Group has entered into a contracts on electricity supply with regional enterprises. Major electricity supply contracts are:

- the contract with OOO Metallenergofinance on the annual supply of 6 b kWh per year 2006;
- the contract with OAO "Kuznetskiye Ferrosplavy" on annual supply of 2 b kWh per year 2006;
- the contract with OOO "North Kuzbass Energy Company" on the annual supply of 1.5 b kWh per year 2006;
- the contract with Tomusinskoe Energoupravlenie on the annual supply of 1.5 b kWh per year 2006;

in thousand of Russian Roubles

- the contract with OAO "Kuzbass Electric Grid Company" on the annual supply of 1.5 b kWh per year 2006;
- the contract with the 'West Siberia Railway' branch of OAO "Russian Railways" on the supply of 1.3 b kWh per year 2006;
- the contract with OAO AZOT on the annual supply of 1 b kWh per year 2006.

All the contracts expire as of 31 December 2006 with the option of renewals.

Other non-significant electricity supply contracts are signed with majority industrial enterprises of the region. All electricity sales are at prices established by the Regional Energy Commission.

b) Purchase commitments

For 2006 the Group has signed electricity supply contracts with OAO Irkutskenergo, OAO Bijskenergo, ZAO MAREM+. Electricity supplies are maintained in the framework of the regulated sector of wholesale electricity market (capacity). The scope and the price of electric energy are defined by the Operator of the regulated sector based on information received from NP ATS. The prices for electricity supply are set by Federal Tariff Service.

c) Fuel commitments

The Group signed contracts on fuel supply in 2006 primarily with entities of SUEK Group, OAO Yuzhkuzbassugol, Kuzbassrazrezugol group, OAO Koks and OAO Sibur. These contracts do not cover in full fuel demand of the Group. Remaining fuel required for the operations of the Group will be purchased under short-term agreements from a number of suppliers and on a spot basis. Prices for purchased fuel stipulated in the contracts were determined by tenders.

d) Social commitments

The Group contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees. In particular, the Group participates in the development and maintenance of child care and educational facilities, hospitals and other social needs in the Kemerovo region.

Note 26. Contingencies

a) Insurance

The Group does not have full coverage for its plan facilities or business interruption. The Group management is aware, that as long as the Group has no insurance coverage for the above risks, it is possible that the damage or loss of certain assets might have material adverse effect on its operations and financial situation.

b) Litigation

The Group is a party to legal proceedings and disputes, none of which neither separately, nor in aggregate with the other, in the management's opinion, had or will have material adverse impact on the Group in the future.

c) Taxation contingencies

The taxation system in the Russian Federation is relatively new and is characterized by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges.

Under the Russian tax legislation the tax returns remain open for the tax audit for three years after their submission. The changes in taxation system, which might be retroactive, can effect the Group's tax returns previously submitted and audited.

in thousand of Russian Roubles

As at 31 December 2005 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax, currency and customs positions will be sustained.

d) Environmental matters

The Management believes, that the Group is in compliance with all the effective environmental laws and regulations. However these laws and regulations are subject to constant changing. The Group management cannot predict the timeline and scale of possible changes in the environmental laws and regulations. If the above changes occur, the Group might be required to upgrade its technical facilities in order to ensure compliance with more stringent environmental standards.

Note 27. Events after balance sheet date

28 April 2006 OAO Kuzbassenergo sold 100% shares of its subsidiary OOO Vekselny Tsentr. The consideration is RR 491 thousand and was paid in cash. Profit from the sale is RR 90 thousand, corresponding profit tax is RR 22 thousand.

Under decision No. 4/13 dated 5 May 2006 a field tax audit for the years 2003-2004 is currently held in OAO Kuzbassenergo. The management does not believe that any significant taxes, interest or penalties will be charged as a result of this tax audit.

Decision of the Board of Directors of OAO Kuzbassenergo dated 7 February 2006 approved the Non-State Pension Program for the company employees. In 2006 OAO Kuzbassenergo intends to sign an agreement with Non-State Pension Fund of Electric power Industry.

On 25 May 2006 OAO Kuzbassenergo concluded the agreement with ZAO Promsvyazbank to open a credit line in the total amount of RR 500,000 thousand for one year. The loan interest is determined as 10% per year.

On 1 July 2006 the state tax authorities registered new companies, which were spun-off from OAO Kuzbassenergo. OAO "Kuzbassenergo Regional Electric Grid Company", OAO "Kuzbass Power Sales Company ", OAO "Kuzbassenergo Trunk Power Grids", OAO "Zapadno-Sibirskaya TETS", OAO "Yuzhno-Kuzbasskaya GRES" were registered as legal entities and obtained all documents necessary for independent operations (Note 1).

Considering that dividends amounting to RR 0.670461 per ordinary share were approved by the shareholder's meeting 30 December 2005, based on the results for 9 months 2005, the shareholder meeting held 26 June 2006 recommended not to pay dividends on the 2005 results.

KUZBASSENERGO GROUP

IFRS CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2006



ZAO PricewaterhouseCoopers Audit
(ZAO PwC Audit)
Kosmodamianskaya Nab. 52, Bld. 5
115054, Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

Independent auditor's report

To the Shareholders and Board of Directors of the Open Joint Stock Company «Kuzbassenergo».

We have audited the accompanying consolidated financial statements of OAO Kuzbassenergo and its subsidiaries (the "Group") which comprise the consolidated balance sheet as of 31 December 2006 and the related consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity for the year then ended and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.



AUDITOR'S REPORT

Emphasis of Matter

Without qualifying our opinion, we draw your attention to Notes 1 and 6 to the accompanying consolidated financial statements. The Government of the Russian Federation has a controlling interest in the Group and Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation
18 June 2007

(2)

KUZBASSENERGO GROUP
CONSOLIDATED BALANCE SHEET FOR THE YEAR ENDED 31 DECEMBER 2006

In Thousand Russian Roubles.

	Notes	31 December 2006	31 December 2005
ASSETS			
Non-current assets			
Property, plant and equipment	7	14 071 677	24 775 062
Available-for-sale financial assets		-	5 778
Other non-current assets	8	135 327	456 024
Total non-current assets		14 207 004	25 236 864
Current assets			
Cash and cash equivalents	9	197 783	510 081
Promissory notes and deposits	10	72 761	74 775
Trade and other receivables	11	673 507	2 186 952
Current income tax prepayments		216 160	53 409
Inventories	12	876 299	1 211 016
Other current assets		15 517	16 130
		2 052 027	4 052 363
Non-current assets held for sale	24	4 882 993	-
Total current assets		6 935 020	4 052 363
TOTAL ASSETS		21 142 024	29 289 227
EQUITY AND LIABILITIES			
Equity			
Share capital : Ordinary shares (nominal value RR 606 164 thousand)	13	3 689 102	3 689 102
Retained earnings		10 038 247	17 880 335
Equity attributable to shareholders of OAO Kuzbassenergo		13 727 349	21 569 437
Minority interest		2 146 577	33 060
Total equity		15 873 926	21 602 497
Non-current liabilities			
Deferred income tax liabilities	14	833 569	1 879 094
Borrowings	17	433 000	-
Other non-current liabilities	16	827 379	864 646
Total non-current liabilities		2 093 948	2 743 740
Current liabilities			
Borrowings	17	821 000	1 603 000
Trade and other payables	18	1 076 922	2 257 011
Current income tax payable		403	15 455
Other taxes payable	19	646 344	1 067 524
		2 544 669	4 942 990
Liabilities directly associated with non-current assets held for sale	24	629 481	-
Total current liabilities		3 174 150	4 942 990
Total liabilities		5 268 098	7 686 730
TOTAL EQUITY AND LIABILITIES		21 142 024	29 289 227

General Director — S. N Mikhailov

Chief Accountant — S. S. Prikhodchenko

18 June 2007

The accompanying notes are an integral part of these consolidated financial statements

In Thousand Russian Roubles.

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
Revenue			
Electricity		14 207 879	15 295 983
Heating		4 313 568	4 177 713
Other		1 115 390	1 098 093
Total revenue		19 636 837	20 571 789
Other operating income			
Reversal of liabilities for tax fines and penalties		4 559	321 752
Total other operating income		4 559	321 752
Operating expenses			
Fuel expenses		(8 040 912)	(7 159 094)
Wages and payroll taxes	15	(2 761 606)	(2 585 881)
Subscription fees		(1 004 363)	(2 060 784)
Depreciation of property, plant and equipment	7	(1 555 819)	(1 914 438)
Taxes other than income tax	20	(593 733)	(844 261)
Land rent		(413 407)	(384 732)
Loss on disposal of property, plant and equipment		(239 553)	(1 009 116)
Repairs and maintenance		(1 488 635)	(836 258)
Purchased power		(697 919)	(828 759)
Other materials		(434 519)	(901 842)
Professional services		(440 574)	(623 249)
Water usage expenses		(412 494)	(420 716)
Penalties and fines for taxes		(84 076)	(158 713)
Insurance costs		(99 559)	(100 069)
Transportation expenses		(63 678)	(84 268)
Charity expenses		(114 287)	(78 091)
Provision for obsolescence of inventory	27	(22 395)	(48 884)
Reversal of provision for impairment of receivables	27	7 471	170 579
Other expenses		(752 114)	(549 685)
Total operating expenses		(19 211 972)	(20 598 339)
Operating profit		429 424	295 202
Finance income	21	108 188	113 838
Finance costs	22	(343 491)	(640 047)
(Loss)/profit before income tax		194 121	(231 207)
Income tax charge	14	(236 508)	(276 147)
Loss for the year		(42 387)	(507 354)
Attributable to:			
Shareholders of OAO Kuzbassenergo		(113 649)	(509 226)
Minority interest		71 262	1 872
Loss per ordinary share for loss attributable to the shareholders of OAO Kuzbassenergo – basic and diluted (in Russian Roubles per share)	23	(0,187)	(0,840)

General Director — S. N. Mikhailov

Chief Accountant — S. S. Prikhodchenko

18 June 2007

In Thousand Russian Roubles

	Notes	Year ended 31 December 2006	Year ended 31 December 2005
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit/(Loss) before income tax		**194 121**	**(231 207)**
Adjustments to reconcile profit before income tax to net cash provided by operations:			
Depreciation of property, plant and equipment		1 555 818	1 914 438
Obsolescence of inventories		22 395	48 864
Impairment of receivables and other		(65 112)	(170 579)
Accruals for other taxes and expenses		169 823	-
Loss on disposal of property, plant and equipment		239 553	1 009 116
Profit/loss on disposal of investments in shares of other companies		(57 882)	9 298
Profit on disposal of other assets		21 800	-
Forgiveness of tax penalties		(4 559)	(321 752)
Interest income		(108 188)	(113 638)
Interest expense		457 828	640 047
Other non-cash activities		302 347	554 746
Operating cash flows before working capital changes and income tax paid		**2 727 765**	**3 339 331**
Working capital changes:			
Decrease in trade and other receivables		494 653	239 500
Increase in inventories		(114 523)	(76 024)
(Increase) / decrease in other current assets		(21 825)	23 400
Decrease/(increase) in other non-current assets		240 424	240 139
(Decrease)/increase in trade and other payables		(606 564)	(1 360)
Increase in taxes payable, other than income tax		(49 095)	120 171
(Decrease)/increase in other non-current liabilities		(520 664)	(703 169)
Income tax paid		(469 129)	(298 435)
Net cash generated from operating activities		**1 681 042**	**2 883 553**
CASH FLOW FROM INVESTING ACTIVITIES:			
Purchase of property, plant and equipment and other non-current assets		(1 249 014)	(1 743 061)
Proceeds from sale of property, plant and equipment and other non-current assets		39 385	20 474
Purchase of financial assets		-	(600)
Proceeds from sale of financial assets		32 259	19 034
Proceeds from sale of and redemption of promissory notes and deposits		318 407	573 054
Acquisition of promissory notes and deposits		(484 965)	(1 135 671)
Interest received		108 188	32 035
Cash disposed through spin-off		(69 421)	-
Net cash used in investing activities		**(1 305 151)**	**(2 234 735)**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from borrowings		4 929 582	4 923 450
Repayment of borrowings		(4 806 331)	(5 254 804)
Interest paid		(114 989)	(179 594)
Dividends paid		(572 489)	(1 872)
Net cash generated from financing activities		**(564 227)**	**(512 820)**
Net increase/(decrease) in cash and cash equivalents		**(188 336)**	**135 998**
Cash at the beginning of the year		**510 081**	**374 083**
Cash at the end of the year		**321 745**	**510 081**
Cash at the end of the year includes:			
Cash and cash equivalents on hand	9	197 783	-
Cash attributable to non-current assets held for sale	24	123 962	-

General Director — S. N. Mikhailov
Chief Accountant — S. S. Prokhodchenko
18 June 2007

The accompanying notes are an integral part of these consolidated financial statements.

KUZBASSENERGO GROUP
CONSOLIDATED BALANCE SHEET FOR THE YEAR ENDED 31 DECEMBER 2006

In Thousand Russian Roubles.

	Attributable to equity holders of OAO Kuzbassenergo				
	Share capital	Retained earnings	Total	Minority interest	Total equity
At 1 January 2005	3 689 102	18 795 970	22 485 072	26 871	22 511 943
Profit/(loss) for the year	-	(509 226)	(509 226)	1 872	(507 354)
Disposal of minority interest	-	-	-	4 317	4 317
Dividends	-	(406 409)	(406 409)	-	(406 409)
At 31 December 2005	3 689 102	17 880 335	21 569 437	33 060	21 602 497
Spin-off (Note 4)	-	(7 528 415)	(7 528 415)	2 042 255	(5 486 160)
Profit/(loss) for the year	-	(113 649)	(113 649)	71 262	(42 387)
Dividends	-	(200 024)	(200 024)	-	(200 024)
At 31 December 2006	3 689 102	10 038 247	13 727 349	2 148 577	15 873 926

General Director S. N. Mikhailov

Chief Accountant S. S. Prikhodchenko

18 June 2007

The accompanying notes are an integral part of these consolidated financial statements.

In Thousand Russian Roubles

Note 1. Background

(a) The Group and its operations

Kuzbass open joint-stock company for energy and electrification was founded on the basis of the decision of the State Property Committee of Kemerovo oblast dated 21.09.93 № 330 and Resolution of the Authorities of Kemerovo dated 30.12.93 № 345 on reorganising the state entity "Production Association for Energy and Electrification Kuzbassenergo" into Kuzbass open joint stock company for energy and electrification. Later on, the entity was renamed as Kuzbass open joint stock Company for energy and electrification ("OAO Kuzbassenergo") according to the Resolution № 584 of the State Registration and Licensing Management Body of Kemerovo authorities dated 25.07.96

The Group consists of the parent OAO Kuzbassenergo and its subsidiaries.

The subsidiaries are listed in Note 5.

Principal activities of OAO Kuzbassenergo up until 1 July 2006 included:

- generation of electricity and heat;
- transmission and distribution of electricity and heat;
- supplies (sales) of electricity and heat at the established tariffs in accordance with the operations schedules of electric and heat demands;
- sales of electricity to electricity distribution companies.

Effective 1 July 2006, principal activities no longer included transmission, distribution and supplies of electricity power as a result of group restructuring discussed in Note 4.

OAO Kuzbassenergo is registered by the State Registration and Licensing Management Body of Kemerovo authorities, registration certificate № 3225, series KE-401 370, dated 25.07.96.

OAO Kuzbasenergo's registered office is located at 30, prospect Kuznetsky, GSP-2, Kemerovo 650000 Russian Federation

The shares of OAO Kuzbassenergo are listed on the Russian Trading System and Moscow Interbank Currency Exchange.

(b) Relations with the state and its influence on the Group's activities

As at 31 December 2006 the state-controlled RAO UES of Russia owned 49.0% of OAO Kuzbassenergo (as at 31 December 2005 - 49.0%)

The Group's customer base includes a large number of entities controlled by or related to the state. Moreover, the state controls a number of the Group's fuel and other suppliers

The government of the Russian Federation directly affects the Group's operations through regulation by the Federal service on tariffs (FST), with respect to its wholesale energy sales, and by the regional services on tariffs (RSTs), with respect to its retail electricity and heat sales. The operations of all generating facilities are coordinated by OAO System Operator – the Central Dispatch Unit of the Unified Electric System (SO-CDU) in order to meet system requirements in an efficient manner. SO-CDU is controlled by RAO UES of Russia.

Tariffs which the Group may charge for sales of electricity and heat are governed both by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies. Historically, such tariffs have been based on a "cost plus markup" system, i.e. the cost of the service plus a margin, where costs are determined in accordance with the Regulations on Accounting and Reporting of the Russian Federation (RAR), a basis of accounting which significantly differs from the International Financial Reporting Standards (IFRS). In practice, tariff decisions are impacted significantly by social and political considerations, causing significant delays in tariff decisions being received and tariff increases, which are lower than required.

In Thousand Russian Roubles

The government's economic, social and other policies could have material effects on the operations of the Group.

(c) Operating environment

The Russian Federation continues to display some characteristics of an emerging market. These characteristics include, but are not limited to, restrictive currency controls, relatively high inflation, tax, currency and customs legislation within the Russian Federation, which are subject to varying interpretations, and changes, occurring frequently. Whilst there have been improvements in the economic trends, the future economic direction of the Russian Federation is largely dependent upon the effectiveness of economic, financial and monetary measures undertaken by the government, together with tax, legal, regulatory, and political developments.

(d) Regulatory and sector restructuring

The Russian electric utilities industry in general and the Group in particular are presently undergoing a reform process designed to introduce competition into the electricity sector and to create an environment in which the Group and its successor companies can raise the capital required to maintain and expand current capacity.

- The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry, both during the transition period and subsequent to the completion of reforms, is set forth in the following legislation: Federal Law No. 35-FZ of 26 March 2003 "On the Electric Utilities" and Federal Law No 36-FZ of 26 March 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period" and the Introduction of Amendments to Certain Russian Federation Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation".
- As at 29 May 2003, the Board of Directors of RAO UES of Russia approved a "Concept of RAO UES of Russia strategy for the period from 2003 through 2008". In February 2006 the Board of Directors approved an Appendix to the Concept of RAO UES Strategy "Territorial generation companies". This document provides a detailed description of the major changes that are planned to take place in respect of territorial generation companies during the electric utilities reform program
- In October 2003, the Russian Federation government issued Resolution No. 643 "On the Rules for the Wholesale Electricity (Power) Market during the Transition Period". According to the rules adopted, there will be two sectors within the Federal Wholesale Electricity (Power) Market: regulated trading sector and free trading sector. Within the free trading sector, electricity suppliers will be able to sell electricity generated with the use of facilities and equipment accounting for 15 percent of their working capacity. Since November 2003, the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market", in accordance with the laws for the wholesale electricity (power) market during the transition period, has been holding electricity bidding in the free trading sector.
- A crucial step towards the target wholesale electricity (capacity) market model was the adoption of the new Wholesale Electric Power (capacity) Market Rules of the Transitional Period approved by Resolution of the Government of the Russian Federation No. 529 dated August 31, 2006 "On Improvement of the Procedure for Functioning of Wholesale Electric Power (Capacity) Market" which came into force on September 1, 2006. Under the new wholesale market model, the existing electricity and power purchase-and-sale relations in the regulated market sector are to be replaced by a regulated bilateral contract system. From 1 September 2006 regulated contracts covered all volumes of electricity and power produced and consumed

From 2007 the volumes of electricity (power) traded in the wholesale market at regulated prices will substantially reduce. The pace of reduction will be set annually by the Russian Federation Government according to socio-economic development forecasts. In 2007 up to 95% of the forecasted production volumes will be traded at regulated prices. The period from 2006 to approximately 2013 is a transition period. After that it will become possible to launch a fully competitive wholesale market. The new market model implies two ways of electricity trading at free prices, being free bilateral contracts and a day – ahead market Under free bilateral contracts market participants have the right to choose contracting parties, prices and

supply volumes. The day-ahead market is based on competitive selection of bids submitted by suppliers and buyers a day before the electricity is actually supplied. The competitive selection is performed by the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market". If there are deviations from the day-ahead forecast, participants are obliged to sell excess amounts or buy missing ones in the balancing market. As a whole, the day-ahead market replaces the free trade sector that was previously operating. Consumption and production planning held by System operator CDU UES is based on the results of bidding.
Operation on the New Wholesale Electric Power (capacity) Market did not have any material impact on these financial statements. Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Group will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard

(e) The Group's financial condition

The Group's current liabilities exceeded its current assets (excluding net assets of disposal group) by RR 492 642 thousand as at 31 December 2006 (RR 890 627 thousand as at 31 December 2005, including net assets of disposal group).

OAO Kuzbassenergo is affected by government policy through control of tariffs and other factors. In recent years the Regional Energy Commissions have not always permitted tariff increases in line with inflation and thus some tariffs are insufficient to cover all the costs of generation and distribution. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude significant additional costs recognised under IFRS. Furthermore, the Group also experiences difficulties raising finance for the necessary investment in generation and distribution assets.

The Group continues to experience problems in collecting overdue accounts receivable.

Management has improved significantly collectibility of receivables from current sales. Currently substantially all settlements of accounts receivable are made in cash. Despite this success, a significant level of uncollected accounts receivable from earlier periods remains on the balance sheet.

The Group's management has been taking the following actions in order to address the issues noted above and improve the Group's financial position:

- introduction of improved financial budgeting procedures; a strong focus on timely cash collection of current and old debtor balances; restructuring of liabilities for repayment over a longer period;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional governments and regulators for real increases in tariffs to support adequate long term investment into the Group's generation, transmission and distribution assets.

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Group and its successors will be able to raise capital required to sustain the business. However, there can be no assurance in this regard.

Note 2. Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and related interpretations adopted by the International Accounting Standards Board ("IASB"). These financial statements are based on the statutory accounting records with adjustments and reclassifications required for the purpose of fair presentation in accordance with IFRS. The consolidated financial statements are prepared in accordance with the historical cost convention except as described in Note 3

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's

In Thousand Russian Roubles

accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

(a) Accounting for the effects of inflation

Before 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the Russian Rouble ("RR") in accordance with IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that the financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicate that hyperinflation has ceased, effective from 1 January 2003 the Group no longer applies the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current as at 31 December 2002 are treated as the basis for the carrying amounts in these Financial Statements.

(b) Functional and presentation currency

The national currency of the Russian Federation is the Russian Rouble ("RR"), which is the functional currency of the Group and the currency in which these Financial Statements are presented. All financial information presented in RR has been rounded to the nearest thousand

(c) Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the settlement of liabilities in the normal course of business.

The future operations of the Group may be significantly affected by the current and future economic environment and the Group's financial condition as discussed in Note 1(e). The Group's restructuring can also have a significant impact on the Group's ability to realise its assets and on its future operations. Nevertheless, management believes that the Group will be able to continue operation on a going concern basis due to the following facts:

- The Group operates at the unified electricity market and local heat and power market and experience continuous demand for its products with only seasonal fluctuations.
- Electricity tariffs were 10-11% (heat tariffs were 12-13%) higher in 2006 than in 2005 and further growth is expected;
- Demand for electricity and heat energy has been constantly growing

Therefore the accompanying financial statements do not include any adjustments should the Group be unable to continue as a going concern.

(d) New accounting developments

Certain new IFRSs became effective for the Group from 1 January 2006. Listed below are those new or amended standards or interpretations which are or in the future could be relevant to the Group's operations and the nature of their impact on the Group's accounting policies

- IAS 39 (Amendment) – The Fair Value Option;
- IFRIC 4, Determining whether an Arrangement contains a Lease.
- IAS 39 (Amendment) - Cash Flow Hedge Accounting of Forecast Intragroup Transactions;
- IAS 39 (Amendment) – Financial Guarantee Contracts;
- IAS 21 (Amendment) - Net Investment in a Foreign Operation;
- IAS 19 (Amendment) - Employee Benefits;

In Thousand Russian Roubles

- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds;
- IFRIC 6, Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment;
- IFRS 6, Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006).

The effect of adoption of the above new or revised standards and interpretations on the Group's financial position at 31 December 2006 and 31 December 2005 and on the results of its operations for the years then ended was not significant.

(e) Other new standards or interpretations

The following new Standards and Interpretations are not yet effective and have not been applied in preparing these Financial Statements:

- IFRS 7 Financial Instruments: Disclosures and a complementary Amendment to IAS 1 Presentation of Financial Statements - Capital Disclosures (effective from 1 January 2007). The IFRS introduces new disclosures to improve the information about financial instruments. The volume of disclosures will increase significantly with an emphasis on quantitative aspects of risk exposures and the methods of risk management. The quantitative disclosures will provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity's key management personnel. Qualitative and quantitative disclosures will cover exposure to credit risk, liquidity risk and market risk including sensitivity analysis to market risk. IFRS 7 replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and some of the requirements in IAS 32, Financial Instruments: Disclosure and Presentation. The Amendment to IAS 1 introduces disclosures about level of an entity's capital and how it manages capital. The Group is currently assessing what impact the new IFRS and the amendment to IAS 1 will have on disclosures in its financial statements;
- IFRS 8, Operating Segments (effective for annual periods beginning on or after 1 January 2009). The Standard applies to entities whose debt or equity instruments are traded in a public market or that file, or are in the process of filing, their financial statements with a regulatory organisation for the purpose of issuing any class of instruments in a public market. IFRS 8 requires an entity to report financial and descriptive information about its operating segments and specifies how an entity should report such information,
- IFRIC 7, Applying the Restatement Approach under IAS 29 (effective for periods beginning on or after 1 March 2006);
- IFRIC 8, Scope of IFRS 2 (effective for periods beginning on or after 1 May 2006),
- IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006);
- IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006);
- IFRIC 11, IFRS 2—Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007);
- IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008);
- IAS 23, Borrowing Cost (Amendment, applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after 1 January 2009). The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. Currently borrowings cost is expensed as incurred.

Unless otherwise described above, the analysis in respect of these new standards and interpretations has been carried out by the Group, and they are not expected to significantly affect the Group's financial statements.

In Thousand Russian Roubles

(f) Reclassification

Certain reclassifications have been made to prior year data to conform to the current year presentation.
- Other expenses have been increased by RR 174 204 thousand as a result of the reclassification of expenses for energy saving payments from Taxes other than income tax to Other expenses,
- Trade and other payables have been increased by RR 16 471 thousand as a result of the reclassification of payables for land rent from Other taxes payable to Trade and other payables;
- Taxes other than income tax have been further decreased by RR 384 732 thousand as a result of the reclassification of expenses for land rent payments from Taxes other than income tax into a separate line Land rent.

Note 3. Summary of significant accounting policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements.

(a) Principles of consolidation

Subsidiaries

Subsidiaries are entities controlled by OAO Kuzbassenergo. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases. The minority interest has been disclosed as part of equity.

If necessary, the financial statements of subsidiaries are adjusted to bring their accounting policies in compliance with the Group's accounting policies.

When preparing the consolidated financial statements all inter-company balances and transactions and unrealised profit and losses resulting from inter-company transactions have been eliminated.

(b) Property, plant and equipment

Owned assets

Property, plant and equipment are accounted for at actual cost. The cost of property, plant and equipment includes actual costs of purchase, construction and manufacturing less VAT or other reimbursable taxes. The capitalised costs do not include general and other similar overheads.

Property, plant and equipment are stated at cost less depreciation. The cost of items acquired before 1 January 2003 was restated for the impact of inflation until 31 December 2002.

At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount.

Indications of impairment can include the following.

- significant changes in technological production process, economic, legal environment,
- damage to an asset or group of assets;
- decrease in market prices for specific types of property, plant and equipment, etc.

The recoverable amount is determined as the higher of an asset's fair value less costs to sell and its value in use (IAS 36 "Impairment of assets").

Value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life

The carrying amount is written down to recoverable amount and the difference is accounted for as an expense (loss from impairment) in the income statement.

In Thousand Russian Roubles

An item of property, plant and equipment is derecognised when no further economic benefits are expected from its use or the Group transferred substantially all risks and rewards incidental to ownership of the item. Gains and losses arising from the retirement of property, plant and equipment are included in the income statement.

(ii) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised with the carrying amount of the component being written off. Other subsequent expenditure is capitalised if future economic benefits will arise from the expenditure. All other expenditure is recognised in the income statement as an expense as incurred.

(iii) Depreciation

Depreciation of property, plant and equipment is charged to the income statement on a straight-line basis over the estimated useful life of the individual assets. In 2006, the economic life of some items of fixed assets was reestimated due its to more intensive utilisation. The net book value of the assets amounted to RR 1 591 436 thousand. The total increase in depreciation, reflected in the income statement for the year ended 31 December 2006, due to reduction of economic useful life amounted to RR 91 616 thousand.

The estimated useful lives are as follows:

Type of facility	2006	2005
Electricity and heat generation	35-68	50
Electricity transmission	40	40
Electricity distribution	23-68	40
Heating networks	25-57	25
Other	5-60	5-50

(c) Financial instruments

Financial instruments carried on the Group's balance sheet include investments, loans issued, trade and other receivables, cash and cash equivalents, loans received, trade and other payables. Financial instruments are initially recorded at fair value plus transaction costs associated with the purchase or issue of the financial instrument, in the case of financial assets or liabilities, which are not classified as at fair value through profit or loss.

Loans issued are stated at amortised cost using the effective interest method.

(d) Financial assets

Financial assets are recognised initially at the settlement date at their fair value plus, in the case of a financial asset not at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset.

Financial assets are classified as follows:

- held-to-maturity investments,
- a financial asset held for trading;
- available-for-sale investments;
- loans and receivables.

Held-to-maturity investments are non-derivative financial assets with fixed maturity quoted in an active market that an entity has the positive intention and ability to hold to maturity. Held-to-maturity investments are carried at amortised costs using the effective interest method, net of a provision for impairment. Amortisation of a discount or premium with regard to held-to-maturity securities is included in interest income over the period to maturity. Held-to-maturity securities are recorded within non-current assets except for maturities within 12 months of the balance sheet date.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as financial assets at fair value through profit or loss category and are included in current assets.

Any other investments except for loans issued and accounts receivable are classified as available-for-sale investments. Available-for-sale investments are included in current assets, if the Group's management intends to sell them within 12 months of the reporting date.

Available-for-sale securities and trading securities are recorded at fair value based on quoted market prices at the balance sheet date. Income and losses arising from changes in the fair value of investments are recorded in the income statement in the respective period except for available-for-sale investments, for which income and losses are recognised directly in equity. Interest income, foreign exchange differences and dividends on available-for-sale securities are recognised in the income statement. If the market value cannot be determined the fair value is determined based on the Group's management estimates using appropriate valuation techniques.

(e) Inventories

Inventories are stated at the lower of cost and net realisable value. The cost is based on the weighted average cost principle.

Net realisable value is the estimated selling price in the ordinary course of business, less the cost of completion and selling expenses.

The Group's management periodically assess whether there are any obsolete or slow-moving goods and makes a provision for impairment of inventory as required. The provision writes down the carrying value of obsolete inventories to their estimated net realisable value.

(f) Value added tax on purchases and sales

Output value added tax related to sales is payable to tax authorities on the earlier of (a) collection of the receivables from customers or (b) transfers of ownership for the goods to customers. Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases is recognised in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT.

(g) Trade and other receivables

Accounts receivable are recorded inclusive of value added taxes. Trade and other receivables are adjusted for an allowance made for impairment of these receivables.

Such an allowance for impairment is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate at the date of origination of the receivable.

(h) Cash and cash equivalents

Cash comprises cash on hand and cash deposited on demand at banks. Cash equivalents comprise short-term highly liquid investments that are readily convertible into cash and have a maturity of three months or less from the date of acquisition and are subject to insignificant changes in value. Cash at the end of the year disclosed on the face of the consolidated cash flow statement includes cash attributable to disposal group held for sale.

(i) Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared (approved by the shareholders) before or on the balance sheet date. Dividends are disclosed when they are declared after the balance sheet date, but before the financial statements are authorised for issue.

The Group's distributable retained earnings are determined based on the financial statements prepared under Russian accounting standards. These amounts can significantly differ from the IFRS amounts.

(j) Leases

If the Group acts as a lessee under a finance lease contract, the object of lease is included in the property, plant and equipment on the balance sheet at the lowest of two values – the fair value of the object of lease or the discounted amount of minimal lease payments. In estimation of the present value of minimal lease payments, the interest rate implied in the lease contract or, if it cannot be determined, the estimated Bank loan interest rate will be used as a discounting factor.

Where there is a transfer of ownership rights for the object of lease after the end of lease period, the asset is depreciated during its useful life, otherwise the asset is depreciated during the shortest of two periods – the lease period or the useful life period.

Where the Group is a lessee in a lease which does not transfer substantially all the risks and rewards incidental to ownership from the lessor to the Group, the total lease payments are charged to profit or lose on a straight-line basis over the period of the lease.

When assets are leased out under an operating lease, the lease payments receivable are recognised as income on a straight-line basis over the lease term

(k) Borrowings

Debt is recognised initially at its fair value, net of transaction costs. In subsequent periods all bank borrowings and loans are stated at amortised cost using the effective interest method.

Long-term borrowings and loans received or granted by the Group at the rates below market ones are initially recognised at fair value by discounting all future cash flows at the average interest rate available to the Group for financial instruments with similar conditions.

Borrowings or their portion are classified as short-term liabilities unless the Group has an unconditional right to defer redemption for more than 12 months after the balance sheet date

Borrowings cost are expensed as incurred using the effective interest method. As at the reporting date unpaid accrued interest is recorded within other accounts payable.

(l) Pensions and post-employment benefits obligations

In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred.

Pension obligations

The Group has a defined benefit pension plan. The defined benefit plan arranges pension benefits that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for past service cost. Actuarial gains and losses are recognized immediately.

The defined benefit obligation is calculated annually by the Group The Projected Unit Credit Method is used to determine the present value of defined benefit obligations and the related current service cost. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability

Post-employment medical benefits

The Group provides post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period (ten years) The expected costs of other long-term benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Gains and losses arising from changes in actuarial assumptions are recognized immediately. The obligations are valued annually by the Group

- *The basic assumptions used to calculate the pension obligations and post-employment medical benefits are the following:*
  - discount rate;
  - expected increase in payments to the recipients of the benefits;
  - expected average length of life of the recipients of benefits.

(m) Trade and other payables

Accounts payable are stated inclusive of value added tax. Trade payables are accrued when counterparty performed its obligation under the contract and are carried at amortized cost using the effective interest method.

If accounts payable are restructured and the present value of the restructured payable differs by more than ten percent from the original liability, then the fair value of the restructured payable is measured as the present value of the future cash flows discounted at the interest rate available to the Group at the date of the restructuring.

The amount of the discount is credited to the income statement (finance income) as a gain on restructuring, and the non-current portion of the discounted payable is reclassified to other non-current liabilities. The discount is unwound over the period of the restructuring as an interest expense.

(n) Income tax

Income tax for the period comprises current tax and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the amount expected to be paid to or recovered from the taxation authorities in respect of taxable profits or losses for the current and prior periods. Taxes, other than on income, are recorded within operating expenses.

Deferred income tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date, which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

(o) Revenues

Revenue is recognised on the delivery of electricity and heat, and on the dispatch of non-utility goods and services. Revenue amounts are presented exclusive of value added taxes. Revenue is based on the application of authorised tariffs for electricity and sales as approved by the Regional Energy Commission.

(p) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

(q) Segment reporting

The Group operates predominantly in a single geographical area and industry, the generation of electricity and heat in Kemerovo region. The generation of electricity and heat are related activities and are subject to similar risks and returns, therefore they are reported as one business segment.

(r) Discontinued operations

A discontinued operation is a "component" of the Group that has been disposed of, or that is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or (c) is a subsidiary acquired exclusively with a view to resale.

Earnings and cash flows of discontinued operations, if any, are disclosed separately from continuing operations with comparatives being re-presented.

The operations that were spun off as a result of the Group's restructuring (see Note 4) did not meet the definitions of a "component" and therefore are not presented as discontinued operations in this consolidated financial statement.

(s) Non-current assets classified as held for sale

Non-current assets classified as held for sale (which can include both non-current and current assets) or disposal groups are reflected in the balance sheet as "Non-current assets held for sale" if their carrying amount will be recovered principally through a sale transaction within twelve month after the balance sheet date. Assets are re-classified as non-current assets held for sale when all of the following conditions are met at the balance sheet data: (a) the assets are available for immediate sale in their present condition; (b) the Group's management approved and initiated an active search for buyer; (c) the assets are actively marketed for a sale at a reasonable price; (d) the sale is excepted to occur within one year; (e) it is unlikely that significant changes to the plan to sell will be made or that the plan will be withdrawn

Non-current assets or disposal groups classified as held for sale in the current period's balance sheet are not re-classified or re-presented in the comparative balance sheet to reflect the classification at the end of the current period

Disposal groups held for sale assets are measured at the lower of their carrying amount and fair value less costs to sell of the disposal group as a whole. Held for sale assets are not depreciated or amortised.

Liabilities directly associated with the disposal group that will be transferred in the disposal transaction are reclassified and presented separately in the balance sheet

(t) Earnings per share

The earnings per share are determined by dividing the profit or loss attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding during the reporting period.

(u) Minority interest

Minority interest represents the minority shareholders' proportionate share of the equity and results of operations of the Group's subsidiaries. This has been calculated based upon the minority interests' ownership percentage of these subsidiaries.

(v) Fair value measurement

The fair value of accounts receivable for disclosure purposes is measured by discounting the value of expected cash flows at the market rate of interest for similar borrowers at the reporting date.

The fair value of financial liabilities and other financial instruments (except if publicly quoted) for disclosure purposes is measured by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments. The fair value of publicly quoted financial instruments for disclosure purposes are measured based on current market value at the close of business on the reporting date.

(w) Seasonality

Demand for electricity and heat is influenced by both the season of the year and the relative severity of the weather. Revenues from heating are concentrated within the months of October to March. A similar, though less severe, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel and the purchase of power.

Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. This seasonality does not impact the revenue or cost recognition policies of the Group.

(x) Accounting estimates, assumptions and critical judgements

The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgments are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable

In Thousand Russian Roubles

under the circumstances. Management also makes certain judgments, apart from those involving estimations; in the process of applying the accounting policies Judgments that have the most significant effect on the amounts recognized in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

(i) Provision for impairment of accounts receivable

The impairment provision for accounts receivable is based on the Group's assessment of the collectibility of amounts from specific customers. If there is deterioration in a major customer's creditworthiness or actual defaults are higher than the estimates, the actual results could differ from these estimates.

(ii) Provision for impairment of non-financial assets

At each balance sheet date the Group assesses whether there is any indication that the recoverable amount of the Group's assets has declined below the carrying value. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated income statement in the period in which the reduction is identified. If conditions change and management determines that the assets' value has increased, the impairment provision will be fully or partially reversed.

Accounting for impairment includes provisions against property, plant and equipment, other long-term assets and inventory obsolescence.

(iii) Acquisition of a business from OAO Altayenergo

The Group acquired a group of assets from OAO Altayenergo that constitutes a power generating business. The purchase of the business represents a business combination between businesses under common control. The Group considered what the acquisition date of the business is and whether the business acquired from OAO Altayenergo (Note 28) should be recognized in the Group's consolidated financial statements as at 31 December 2006. Determining the date on which the Group obtained control of the business of Altayenergo is a matter of judgment. The sale and purchase has been approved at the meeting of the shareholders of Kuzbassenergo and Altayenergo in December 2006 and the purchase agreements have been signed on 29 December 2006. However, the Group has determined that the power to control the acquired business was not acquired until after 31 December 2006, given that the Group was not able to gain possession of the assets, to hire employees to operate the business, or to begin operating the managing branch over the business until after 31 December 2006. The acquisition date was determined as 1 January 2007. Therefore, the acquired business was not included in the Group's consolidated financial statements as at 31 December 2006.

Note 4. Restructuring

(a) The process of restructuring

According to the resolution of the Board of Directors of OAO Kuzbassenergo dated 12.07.2005 the restructuring of OAO Kuzbassenergo is regarded as one of the priorities The Board of Directors approved dividing of OAO Kuzbassenergo by types of activities through their distribution to the shareholders of OAO Kuzbassenergo.

On 23.12.2005 the Board of Directors of OAO RAO UES and on 30 12.2005 the extraordinary shareholders' meeting of OAO Kuzbassenergo approved the decision on restructuring OAO Kuzbassenergo in the form of a distribution and approved the separation balance sheet prepared in accordance with the Russian accounting standards as at 30.06.2006.

In Thousand Russian Roubles

On 01.07 2006 the five companies founded during the reorganisation are:

Name of the company	Number of registered shares	Par value per share in RR	Total volume of issue at par value in RR
OAO "Kuzbassenergo Regional Electric Grid Company"	606 163 800	2,90	1 757 875 020
OAO "Kuzbass Power Sales Company "	606 163 800	0,05	30 308 190
OAO "Kuzbassenergo Trunk Power Grids"	606 163 800	1,00	606 163 800
OAO Zapadno-Sibirskaya TETS	606 163 800	1,50	909 245 700
OAO Yuzhno-Kuzbasskaya GRES	606 163 800	0,90	545 547 420

(b) Spin-off distribution of non-generating assets

After restructuring OAO Kuzbassenergo represents only a portion of current operations, namely generating activities. All other operations are performed by the newly founded entities, to which OAO Kuzbassenergo has contributed its assets and liabilities.

The Board of Directors approved dividing of OAO Kuzbassenergo by types of activities through pro-rata distribution to the shareholders of OAO Kuzbassenergo of the following 3 entities:

OAO Kuzbassenergo Regional Electric Grid Company is involved in transmission and distribution of electricity.

OAO Kuzbass Power Sales Company is involved in distribution of electricity and possibly will act as a guaranteeing supplier. The assets of the subsidiary Sbytenergo Ltd. are transferred to this company during the restructuring.

OAO Kuzbassenergo Trunk Power Grids is involved in transmission of electricity by grids included in the unified national (All-Russia) electric grid.

(c) Distribution of non-controlling interest to shareholders and planned disposal of specified power generation stations

OAO Zapadno-Sibirskaya TETS (ZS TETS) and OAO Yuzhno-Kuzbasskaya GRES (YK GRES) are involved in generation of electricity and heat and transmission of heat. As a part of the restructuring plan discussed above, in 2006 the shareholders approved the resolution to sell the shares of OAO Zapadno-Sibirskaya TETS and OAO Yuzhno-Kuzbasskaya GRES.

1 July 2006 50 percent minus 1 share of OAO Zapadno-Sibirskaya TETS and Yuzhno-Kuzbasskaya GRES were distributed to the shareholders of OAO Kuzbassenergo. The company continued to consolidate 50 percent and 1 share of OAO Zapadno-Sibirskaya TETS and Yuzhno-Kuzbasskaya GRES through December 29, when conditions to classify them as disposal groups were met. (see Note 24)

In March 2007 the shares of above companies were sold. In detail the information about OAO Zapadno-Sibirskaya TETS and OAO Yuzhno-Kuzbasskaya GRES described in Note 24 and Note 28

(d) Financial information

Management has prepared the financial information under IFRS. Financial statements were not presented under IFRS prior to the periods presented.

This estimated information was prepared as follows:

- The amounts of the assets and liabilities were calculated based on the Separation Balance Sheet prepared for the purpose of the spin-off in accordance with the Russian accounting standards (RAR);

In Thousand Russian Roubles

- All necessary IFRS adjustments were made in accordance with IFRS accounting policy of OAO Kuzbassenergo. Management believes that all assets and liabilities attributable to spun-off activities were identified and is not aware of any further adjustments that would be necessary to these carrying amounts of assets and liabilities to present them in accordance with IFRS.

Distribution of net assets of OAO Kuzbassenergo Regional Electric Grid Company, OAO Kuzbass Power Sales Company and OAO Kuzbassenergo Trunk Power Grid Company to the shareholders by the way of spin-off and distribution of 50%-minus 1 percent of shares in the OAO Zapadno-Sibirskaya TETS and OAO Yuzhno-Kuzbasskaya GRES to the shareholders of OAO Kuzbassenergo was calculated based on carrying amounts of their assets and liabilities at the effective date of restructuring, 1 July 2006, as follows:

	Spin-off distribution of 3 non-generating assets	Distribution of non-controlling interest in 2 power generating stations
Assets		
Property, plant and equipment	6 012 491	4 307 854
Other non-current assets	95 162	3 334
Accounts receivable and prepayments	617 837	91 172
Inventories	102 789	254 477
Other current assets	105 534	-
Cash and cash equivalents	69 421	7 604
Deferred income tax asset	58 674	29 714
Liabilities		
Accounts payable and accrued charges	(407 798)	(102 447)
Short term loans and borrowings	(472 251)	-
Deffered income tax liabilities	(624 608)	(475 770)
Other non-current liabilities	(74 775)	(19 662)
Net assets of companies	5 480 277	4 096 276
Group's share in net assets of YK GRES and ZS TETS 50 (%+1 share) remaining in the Group		(2 048 138)
Distribution to the shareholders	5 480 277	2 048 138

Note 5. Subsidiaries

Name	Ownership/voting as at 31 December 2006, %	Ownership/voting as at 31 December 2005, %
OAO Zapadno-Sibirskaya TETS	50,0 + 1 share	0,0
OAO Yuzhno-Kuzbasskaya GRES	50,0 + 1 share	0,0
OAO Engineering and analytical centre Kuzbasstekhenergo	100,0	100,0
OAO Kuzbasskaya energoremontnaya kompania	100,0	100,0
ZAO Kuzbassenergoservice	100,0	100,0
ZAO Avtotransportnoye predpriyatie Kuzbassenergo	100,0	100,0
ZAO MCHS Tsentr zdoroviya Energetika	100,0	100,0
OAO Prokopievskenergo	60,0	60,0
OAO IPO Vodokanal	-	75,0
OOO Sbytenergo	-	100,0
OAO Kuzbassetremont	-	100,0
OOO Vekselny centr Kuzbassenergo	-	100,0

All the above subsidiaries have been consolidated for the year ended 31 December 2006 and for the year ended 31 December 2005.

In Thousand Russian Roubles

100 percent of shares of OAO Kuzbassetremont were transferred to the OAO "Kuzbassenergo Regional Electric Grid Company" in period of restructuring.

100 percent of shares of OOO Sbytenergo were transferred to the OAO "Kuzbass Power Sales Company" in period of restructuring.

In 2006, 100 percent of shares of OOO Vekselniy center Kuzbassenergo and 75 percent of shares of OAO IPO Vodokanal were sold to a third party for the total amount of RR 491 thousand and RR 26 000 thousand respectively.

Note 6. Related party transactions

Parties are generally considered to be related if one party has the ability to control the other party, is under common control, or can exercise significant influence or joint control over the other party in making financial and operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 31 December 2006 are detailed below

(a) Transactions with the RAO UES of Russia and entities under its common control

RAO UES of Russia owns 49% of ordinary voting shares of OAO Kuzbassenergo and exercises control over the Group's operations.

The Group's ultimate controlling party is the Government of the Russian Federation that owns 52.6% of RAO UES of Russia shares.

Transactions with RAO UES of Russia and entities under its common control for the year are summarised below.

	Year ended 31 December 2006	Year ended 31 December 2005
Subscription fee and electricity transmission services		
RAO UES of Russia	562 273	989 681
OAO FGC UES	208 036	802 707
OAO SO-CDU UES	232 370	268 396
ITGC Center	-	32 034
Purchases of electricity		
OAO Sayano-Shushenskaya HyPP	178 938	187 357
OAO Berezovskaya GRES-1	60 828	132 398
OAO Gusinoozerskaya GRES	-	90 132
OAO Haranorskaya GRES	-	77 894
OAO OGK-3	69 205	-
OAO Krasnoyarskaya GRES-2	65 178	64 334
OAO Omskaya energosbytovaya companiya	-	917
ZAO Kuzbassenergosvyaz (communication services purchased)	70 916	53 134
Insurance settlements with insurance company Lider	1 888	88 073
Purchases of coal		
ZAO Kuzbassenergosvyaz	1 079	3 316
Total purchases	**1 449 315**	**2 790 373**
OAO Kuzbass Power Sales Company	2 971 576	-
ZAO Kuzbassenergosvyaz (services delivery)	22 733	26 091
Services for RAO UES of Russia	1 632	2 123
Total sales	2 995 941	28 214

In Thousand Russian Roubles

Balances with RAO UES of Russia and entities under common control are summarised below:

	31 December 2006	31 December 2005
Accounts receivable for products supplied		
OAO Altaienergo	-	484
RAO UES of Russia	-	177
Provision for impairment of receivables	-	(255)
Total	-	406
Accounts payable		
Short-term accounts payable		
ITGC Center	-	37 801
RAO UES of Russia	-	3 262
OAO Sayano-Shushenskaya HyPP	-	1 693
OAO Haranorskaya GRES	-	1 121
OAO Omskaya energosbytovaya companiya	215	1 082
OAO Yakutskenergo	421	376
Insurance company Lider	16	16
Short-term restructured accounts payable		
RAO UES of Russia	238 783	160 000
OAO Mosenergo	-	220 135
OAO Haranorskaya GRES	6 972	-
Others	2	748
Long-term restructured accounts payable		
RAO UES of Russia	413 640	468 898
OAO Mosenergo	-	77 574
OAO Yakutskenergo	-	247
OAO Haranorskaya GRES	10 783	-
Others	222	354
Total	671 054	973 305

Transactions with OAO RAO UES of Russia related to payments of subscription fee for the services regarding operation and development of RAO UES of Russia, settlements with OAO FGC UES for transmission of electricity through the Unified National Grid, as well as settlements with OAO SO CDU UES for the dispatch control were performed based on the tariffs, being set by the Federal Energy Commission.

Settlements with the electricity supply entities are made through ZAO Centre of Financial Settlements (ITGC Center) with regard to electricity purchased at free wholesale market at prices established by NP ATS (Non-commercial Partnership - Administrator Torgovoi Sistemy Optovogo Rynka Elektroenergii UES) according to the rules of the wholesale electricity market of transition period. Volumes and cost of electricity purchased at free market are established by NP ATS upon completion of the calculations of the planned production and consumption volumes.

All the entities are subsidiaries of OAO RAO UES of Russia

In the years 2005 and 2006 OAO Kuzbassenergo concluded contracts on mandatory third party liability insurance with insurance company Lider, which is wholly owned by RAO UES of Russia.

(b) Transactions with OAO SUEK and SUEK group

OAO Sibirskaya ugolnaya energeticheskaya kompaniya (further SUEK) owns 43.5% of ordinary voting shares of OAO Kuzbassenergo and has a significant influence on the Group's operations. OAO SUEK acts as one of the suppliers of coal for electricity plants of OAO Kuzbassenergo. SUEK group entities are the largest consumers of electricity in the region of the Group's operations.

The transactions with SUEK group entities for the year were as follows:

In Thousand Russian Roubles

	Year ended 31 December 2006	Year ended 31 December 2005
Purchases of coal		
OAO SUEK	2 380 363	1 804 280

The balances with OAO SUEK were as follow:

	31 December 2006	31 December 2005
Accounts payable		
OAO SUEK	59 559	139 928

The Group sells electricity and heat to SUEK group entities at the tariffs established by the Regional Energy Commission.

Below are the electricity sales to SUEK group entities:

	Year ended 31 December 2006	Year ended 31 December 2005
SUEK	79 955	-
OAO SUEK group companies		
OAO Energoupravlenie	-	485 381
OAO Gorelectroset	-	161 371
OAO Shakhtoupravlenie Kotinskoe	-	25 768
OAO Investment company Sokolovskaya	19 329	17 167
OAO Shakhta Kolmogorovskaya	-	13 715
OAO Razrez Kamishanskii	-	12 451
OAO Razrez Maiskii	4 579	10 203
OAO Prokopievskaya gorelectroset	-	9 052
Others	-	3 378
Total	103 863	738 486

The balances with SUEK Group entities were as follows:

	31 December 2006	31 December 2005
Accounts receivable		
OAO Prokopievskaya gorelectroset	-	10 451
OAO Gorelectroset	-	5 505
OAO Investment company Sokolovskaya	-	2 125
Others	3	1 228
Provision for impairment of receivables	-	(5 351)
Total	3	13 958
Accounts payable		
OAO Energoupravlenie	-	44 716
Others	-	1 186
Total	-	45 902

(c) Transactions with other parties

There were transactions with other parties as presented below.

- One of the members of the board of directors of OAO Ugolnaya Kompaniya Kuzbassrazrezugol is also a member of the board of directors of the Group. Transactions and balances with OAO Ugolnaya Kompaniya Kuzbassrazrezugol are presented below:

	Year ended 31 December 2006	Year ended 31 December 2005
Purchases of coal	3 160 931	2 635 961
Sales of electricity	473 086	720 170

In Thousand Russian Roubles

	31 December 2006	31 December 2005
Accounts receivable	13 368	22 719
Accounts payable	107 841	61 583

- The general director of the Group indirectly and directly owns approximately 25.9% and 3.0%, respectively, of OAO Bank "Alemar". Transactions with OAO Bank Alemar are presented below.

	Year ended 31 December 2006	Year ended 31 December 2005
Proceeds from borrowings	-	35 000
Repayments of borrowings	15 000	40 000
Promissory notes purchased	190 604	29 086
Promissory notes redeemed	155 476	10 790

(d) Entities controlled by the state other than RAO UES of Russia

In the normal course of business the Group enters into transactions with other entities under Government control including subsidiaries of RAO Gazprom, the Russian Railways, state-controlled banks and various governmental bodies.

Tax balances are disclosed in Note 19. Tax transactions are disclosed in Note 20. Current income tax prepayment and payables are disclosed on the face of the balance sheet.

Land rent charges are disclosed on the face of the income statement. Land rent payable at balance date is disclosed within Trade and other payables on the face of the balance sheet and in Note 18.

The companies controlled by the state act as customers and suppliers for Kuzbassenergo group entities. Relationships with the state-owned companies are a part of the standard business in the Russian Federation.

The Group had the following transactions with the state-controlled companies other than with RAO UES Group:

	Year ended 31 December 2006	Year ended 31 December 2005
Electricity, heating and other sales	2 735 856	3 502 119
Fuel expenses	(235 186)	(1 449 605)
Borrowings received	787 880	1 020 000
Redemption of borrowings	(1 208 880)	(1 176 000)
Finance costs	(40 019)	(90 622)

The balances with the state-controlled companies were as follows:

	31 December 2006	31 December 2005
Accounts receivables		
Accounts receivable	176 375	247 665
Provision for impairment of receivables	(119 888)	(17 315)
Total accounts receivables	56 487	230 350
Accounts payable	7 194	63 660
Borrowings	259 000	710 000
Interest payable	270	746
Total accounts payable and borrowings	266 464	774 406

(e) Transactions with management and close family members

There are no transactions with management and close family members except their remuneration in the form of salary, termination benefits and post-employment benefits.

Remuneration is paid to the Board of Management of OAO Kuzbassenergo for performing their functions and comprises their contractual salaries, as well as bonuses, determined for the period based on the indicators of the statutory accounting reports. The remuneration amount is approved by the Board of Directors of OAO Kuzbassenergo. Members of the Management Board are also entitled to discretionary

In Thousand Russian Roubles

bonuses, approved by the Chairman of the Management, based on the input of each member of the Management to the overall business results.

Remuneration and bonuses to the members of Board of Directors are paid for performing their functions and attending the meetings of the Board of Directors based on the work results for the reporting period.

Total remuneration paid to the members of the Board of Directors and Management Board for the year ended 31 December 2006 and for the year ended 31 December 2005 is as follows.

	31 December 2006		31 December 2005	
	Members of the Management Board and Board of Directors	Top Managers	Members of the Management Board and Board of Directors	Top Managers
Short - term employee benefits	78 105	153 106	32 382	23 127
Post - employment benefits	-	454	-	473
Contribution to the State Pension Fund	1 079	284	1 136	284
Termination benefits	-	4 772	-	
Total	79 184	158 616	33 518	23 884

In Thousand Russian Roubles

Note 7. Property, Plant and Equipment

	Heat and electricity generation	Electricity transmission	Electricity distribution	Heat networks	Buildings	Land	Other	Construction in progress	TOTAL
Cost									
Opening balance as at 31 December 2005	31 904 010	8 067 169	12 187 619	3 298 535	1 746 435	584 042	25 031 903	990 209	83 809 922
Additions	3 650	-	3 104	-	20 099	-	90 136	1 321 517	1 438 506
Transfers	380 787	25 702	32 607	127 723	-	-	568 155	(1 134 974)	-
Disposals	(61 283)	(11 961)	(7 951)	(9 136)	(1 267)	-	(420 871)	(100 222)	(612 691)
Spin-off *(RSK, MES, KES)*	(169 701)	(8 055 922)	(9 584 815)	-	(159 342)	(47 241)	(5 430 120)	(117 681)	(23 584 822)
Reclassification to disposal group (YK GRES, ZS TETS)	(11 784 709)	(18 128)	(720 971)	-	(144 585)	(82 327)	(8 352 511)	(323 110)	(21 406 341)
Closing balance as at 31 December 2006	20 272 754	6 860	1 909 593	3 417 122	1 461 340	454 474	11 486 692	635 739	39 644 574
Accumulated depreciation									
Opening balance as at 31 December 2005	(19 838 324)	(5 478 385)	(9 916 369)	(2 101 843)	(1 131 775)	-	(20 568 164)	-	(59 034 860)
Additions	-	-	-	-	-	-	(942)	-	(942)
Charge for the period	(641 543)	(78 912)	(122 322)	(159 790)	(57 808)	-	(494 244)	-	(1 555 619)
Disposals	37 943	7 378	6 890	9 136	279	-	272 642	-	334 277
Spin-off *(RSK, MES, KES)*	52 148	5 543 602	7 675 597	-	102 350	-	4 198 634	-	17 572 331
Reclassification to disposal group (YK GRES, ZS TETS)	8 462 720	4 009	699 769	-	70 865	-	7 874 453	-	17 111 916
Closing balance as at 31 December 2006	(11 927 056)	(3 308)	(1 656 426)	(2 252 497)	(1 015 989)	-	(8 717 621)	-	(25 572 897)
Net book value as at 31 December 2006	8 345 698	3 552	253 167	1 164 625	445 351	454 474	2 769 071	635 739	14 071 677
Net book value as at 31 December 2005	12 065 686	2 588 784	2 271 250	1 196 692	614 660	584 042	4 463 739	990 209	24 775 062

In Thousand Russian Roubles

Note 7. Property, Plant and Equipment (continued)

	Heat and electricity generation	Electricity transmission	Electricity distribution	Heat networks	Buildings	Land	Other	Construction in progress	TOTAL
Cost									
Opening balance as at 31 December 2004	31 201 247	7 911 368	12 039 461	3 041 463	1 761 017	583 489	24 401 698	2 410 450	83 350 193
Additions	60 531	119 340	81 814	11 105	9 236	553	120 512	1 600 293	2 003 393
Transfers	1 042 628	42 661	74 315	255 832	-	-	787 211	(2 202 447)	-
Disposals	(400 396)	(6 209)	(7 971)	(9 665)	(23 818)	-	(277 518)	(818 087)	(1 543 664)
Closing balance as at 31 December 2005	31 904 010	8 067 169	12 187 619	3 298 535	1 746 435	584 042	25 031 903	990 209	83 809 922
Accumulated depreciation									
Opening balance as at 31 December 2004	(19 310 397)	(5 329 640)	(6 265 271)	(2 038 077)	(1 107 243)	-	(23 536 060)	-	(57 586 688)
Reclassification	(288 193)	-	(3 439 642)	-	-	-	3 727 835	-	-
Opening balance as at 31 December 2004 after reclassification	(19 598 590)	(5 329 640)	(9 704 913)	(2 038 077)	(1 107 243)	-	(19 808 225)	-	(57 586 688)
Charge for the period	(545 453)	(152 261)	(217 472)	(71 903)	(59 156)	-	(868 193)	-	(1 914 438)
Disposals	305 719	3 516	6 016	8 137	34 024	-	108 254	-	466 266
Closing balance as at 31 December 2005	(19 838 324)	(5 478 385)	(9 916 369)	(2 101 843)	(1 131 775)	-	(20 568 164)	-	(59 034 860)
Net book value as at 31 December 2005	12 065 686	2 588 784	2 271 250	1 196 692	614 660	584 042	4 463 739	990 209	24 775 062
Net book value as at 31 December 2004	11 492 305	2 581 728	1 960 143	1 003 386	653 774	583 489	5 078 230	2 410 450	25 763 505

In Thousand Russian Roubles

Construction in progress represents the carrying amount of property, plant and equipment that has not yet been put into operation.

Depreciation is charged once an asset is available for use

Other property, plant and equipment include items not related to production and transmission of electricity activity such as transport vehicles, computers, office furniture, medical and other equipment

As at 31 December 2006 leased assets, which are included in the "Other" classification within property plant and equipment, concerning lease agreement with OAO Promyshlenno – investitsionnaya companiya, were as follows:

	31 December 2006	31 December 2005
Leased assets	14 500	-
Accumulated depreciation	(60)	-
Net book value	**14 440**	**-**

The maturity table of long-term lease liability as follows:

	31 December 2006
Less than one year	3 485
Between one and five years	8 740
More than five years	-
Total	**12 225**

(a) Non-cash transactions

A portion of property, plant and equipment additions and sales has been settled through mutual settlement, barter and other non-cash transactions. Non-cash transactions in respect of property, plant and equipment are:

	31 December 2006	31 December 2005
Non-cash acquisitions	189 491	266 462
Non-cash proceeds from sale of property, plant and equipment	8 476	58 664

Acquisitions through non-cash transactions involved the settlement of the consideration to the vendor in exchange for forgiveness of accounts receivable owing to the Group

(b) Operating leases

The Group leases a number of land areas owned by local governments under operating lease. Land lease payments are determined by lease agreements.

Operating lease rentals under non-cancellable leases are payable as follows:

	31 December 2006
Less than one year	462 355
Between one and five years	-
More than five years	-
Total	**462 355**

Land leased by the Group represents territories, at which electricity and heat plants and other property, plant and equipment are located. Rent expenses and rentals payable are disclosed in Consolidated income statement and Note 18.

In Thousand Russian Roubles

The gross carrying amount, accumulated depreciation and net book value of fixed assets provided by the Group for operating leases are presented in the table below

	31 December 2006	31 December 2005
Historical cost	959 060	4 770 881
Accumulated depreciation	(690 203)	(3 433 970)
Net book value	268 857	1 336 911
Depreciation charge for the year	(173 190)	(69 210)

Income received by the Group from operating leases is equal to RR 174 877 thousand in 2006 (RR 86 752 thousand in 2005). The future minimum lease payments receivable under non-cancellable operating leases (calculated at contracted monthly rental payment) will generate income of RR 64 392 thousand in the year 2007 The period of the operating lease is equal to one year

(c) Impairment of assets

Management of the Group believes that there is no impairment of asset at present due to the following key reasons:

- Electricity tariffs were 10-11% higher (heat tariffs were 12-13%) in 2006 than in 2005;
- Demand for electricity and heat energy has been constantly growing.

The Group's management analysis indicated that the recoverable value of assets noticeably exceeds its book value.

Note 8. Other non-current assets

	31 December 2006	31 December 2005
Value Added Tax recoverable	-	235 922
Restructured trade receivables (Net of provision for impairment of receivables of RR 20 984 thousand as at 31 December 2006 and RR 66,431 thousand as at 31 December 2005)	56 137	100 753
Advances given to contractors	35 492	42 814
Loans issued	31 153	31 038
Notes receivable	605	28 050
Other	11 940	17 447
Other non-current assets	135 327	456 024

The terms and conditions of certain trade receivables were restructured and, as the result, are due to be realised more than one year from the balance sheet date. The loss/income on restructuring is included in provision for impairment of receivables expense.

Loans issued include long term loans provided to employees, to be repaid by 2017

	31 December 2006	31 December 2005
Mortgage loans	30 603	29 818
Loans for current needs	490	1 220
Total	**31 153**	**31 038**

The interest rate applied for the loans given to employees is ¾ from the Central bank rate for loans for the current needs. The mortgage loans are interest free.

In Thousand Russian Roubles

Note 9. Cash and cash equivalents

	31 December 2006	31 December 2005
Cash at bank	197 287	508 993
Cash equivalents	296	715
Cash in hand	200	373
Total	197 783	510 081

The Group has no restricted and no interest bearing cash. All cash and cash equivalents are in Russian Roubles

Note 10. Promissory notes and deposits

	Currency	31 December 2006	31 December 2005
Bank notes receivable including:		60 712	55 845
OAO AKZ	RR	-	34 109
Kuzbasspromenergo	RR		16 784
ACB Alemar	RR	-	2 692
OAO Prominvest	RR	-	248
Sberbank of the Russian Federation	RR	50 112	30
Sibakadembank	RR	2 500	-
Promsvyazbank	RR	7 600	-
Other	RR	500	1 982
Deposits		12 049	18 930
Total promissory notes and deposits		72 761	74 775

The effective interest rate on short-term bank deposits was 8.5-10.4% (2005: 8.7%). These deposits have an average maturity of six months.

All promissory notes have the effective interest rate 0.10% and were purchased without discount.

Note 11. Trade and other receivables

	31 December 2006	31 December 2005
Trade receivables (Net of provision for impairment of receivables of RR 242 839 thousand as at 31 December 2006 and RR 360 692 thousand as at 31 December 2005)	152 665	603 303
Notes receivable (Net of provision for impairment of receivables of RR 4 854 thousand as at 31 December 2006 and RR nil as at 31 December 2005)	-	629 890
Advances to suppliers (Net of provision for impairment of receivables of RR 37 642 thousand as at 31 December 2006 and RR 29 041 thousand as at 31 December 2005)	210 827	137 574
Other receivables (Net of provision for impairment of receivables of RR 23 399 thousand as at 31 December 2006 and RR 11 079 thousand as at 31 December 2005)	50 905	136 646
Restructured trade receivables	317	141 827
Value Added Tax recoverable	215 696	511 921
Tax prepayments (other than current income tax prepayments)	43 097	25 791
Total accounts receivables and prepayments, net of provision	673 507	2 186 952

In Thousand Russian Roubles

RR 629 890 thousand interest free promissory notes of SC "SEAR MF", which was included in the Balance Sheet at 31 December 2005, was extinguished in the first half of 2006. The provision for impairment in total of RR 4 854 thousand was made on the recent promissory notes which are doubtful at reporting date.

Management has determined the provision for impairment of receivables based on specific customer identifications, customer payment trends, subsequent receipts and settlements and analyses of expected future cash flows.

The management of the Group believes that the Group will be able to realise the net receivable amount through direct collections and other non-cash settlements, and that therefore the recorded value approximates their fair value.

Other accounts receivable include settlements on claims, assignment of right of demand, penalties and fines for violation of economic contracts terms and conditions and receivables for services for which no documents were issued at the reporting date.

Note 12. Inventories

	31 December 2006	31 December 2005
Fuel production stock	644 032	810 604
Materials and supplies	288 673	431 594
Other inventories	22 010	33 557
	954 715	1 275 755
Provision for obsolescence of inventory	(78 416)	(64 739)
Total	876 299	1 211 016

As at 31 December 2006 and 31 December 2005, the inventory balance included RR 614,692 thousand and RR 719 451 thousand, respectively, of inventory pledged as collateral under loan agreements.

Due to obsolescence, inventory of RR 78 416 thousand is considered impaired at balance sheet date (2005 RR 66 468 thousand). Additional provision in the amount of RR 13 678 has been recorded to reflect the obsolescence. The total provision charge for 2006 as recorded in the consolidated income statement also contains a charge in the amount of RR 8 717 attributable to inventory related to disposal group held for sale. More information about movement of provisions is presented in Note 27.

Note 13. Share capital

	31 December 2006	31 December 2005
Authorised shares		
606 163 800 ordinary shares	3 689 102	3 689 102

Share capital includes 606,163,800 ordinary shares with the par value of RR 1 each. As of 31 December 2006 and 31 December 2005 all shares have been issued and fully paid.

The carrying amount of share capital has been adjusted to take into account the effects of hyperinflation that existed in Russian Federation until the end of 2002.

Dividends

In accordance with Russian legislation, the Company distributes profits as dividends on the basis of financial statements prepared in accordance with Russian Account Rules. The statutory accounting reports of the Company are the basis for profit distribution and other appropriations. Russian legislation identifies the basis of distribution as the net profit.

For 2006, the current year net statutory profit for the Company as reported in the published annual statutory reporting forms was RR 309 463 thousand (2005: RR 544 879 thousand) and the closing balance of the accumulated profit or loss including the current year net statutory profit totalled RR 1 503 460 thousand (2005: RR 1 470 401 thousand).

In Thousand Russian Roubles

However, this legislation and other statutory laws and regulations are open to legal interpretation and accordingly management believe at present it would not be appropriate to disclose an amount for the distributable reserves in these financial statements.

A shareholders meeting held on 26 June 2006 decided to pay dividends for the 3 months 2006 in the amount of RR 0.329983 per ordinary share. The total amount of dividends is RR 200,024 thousand, including dividends to RAO UES and OAO SUEK, of RR 98 012 thousand and RR 86 966 thousand respectively.

An extraordinary shareholders meeting held on 30 December 2005 decided to pay dividends for 2005 in the amount of RR 0.670461 per ordinary share. The total amount of dividends was RR 406,409 thousand

Note 14. Income tax

Income tax expense

	Year ended 31 December 2006	Year ended 31 December 2005
Current income tax charge	(362 505)	(396 502)
Adjustments recognized in the period for profit tax related to prior periods	(13 279)	(15 664)
Deferred income tax benefit	139 276	136 019
Total income tax charge	**(236 508)**	**(276 147)**

Reconciliation of theoretical profit tax charge, calculated based on the statutory tax rate, and actually profit tax recorded in the consolidated statement of operations is provided below:

	Year ended 31 December 2006	Year ended 31 December 2005
Profit/(loss) before tax	194 121	(231 207)
Theoretical profit tax credit at applicable tax rate	(46 589)	55 490
Non-deductible/non-taxable items including:	(168 095)	(237 458)
- *pollution fees*	(13 056)	(14 704)
- *material aid and other payments to the employees*	(30 360)	(26 904)
- *charity*	(13 708)	(18 739)
- *disposal of other assets*	(43 058)	-
- *sponsorship*	(12 048)	-
- *medicine*	(3 275)	-
- *other*	(50 590)	(177 111)
Recalculation of income tax	(13 279)	-
Other effects	(10 545)	(94 179)
Total income tax charge	**(236 508)**	**(276 147)**

Differences between IFRS and Russian statutory taxation regulations give rise to temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their tax bases

Differences between the IFRS value of assets and liabilities and their tax base result in certain temporary differences. The tax effect of the movements in these temporary differences is recorded at the statutory rate of 24%.

In Thousand Russian Roubles

	31 December 2005	Movement for the year recognized in Statement of operations	Reclassification to disposal group	Deferred tax on spin-off assets and liabilities	31 December 2006
Deferred income tax liabilities					
Property, Plant and Equipment	(1 777 387)	(179 060)	364 361	602 210	(990 776)
Non-current liabilities	(252 655)	145 332	-	6	(107 317)
Accounts payable and accrued charges	(13 380)	(9 212)	-	22 592	-
Deferred income tax liabilities	(2 043 422)	(43 840)	364 361	624 808	(1 098 093)
Deferred income tax assets					
Trade receivables and prepayments	42 434	72 510	(837)	(36 028)	78 079
Inventory	31 490	5 374	(2 092)	-	34 772
Accouts payable	2 141	49 478	(1 554)	(2 300)	47 765
Retirement benefit obligations	74 457	57 836	(21 096)	(18 347)	92 850
Other current assets	13 806	(3 938)	(686)	-	9 202
Other non-current assets	-	1 856	-	-	1 856
Deferred income tax assets	164 328	183 116	(26 245)	(56 675)	264 524
Net deferred tax liabilities	(1 879 094)	139 276	338 116	568 133	(833 569)

The comparative figures for the year ended 31 December 2005 are presented below:

	31 December 2004	Movement for the year recognized in Statement of operations	31 December 2005
Deferred income tax liabilities			
Property Plant and Equipment	(1 994 305)	216 918	(1 777 387)
Non-current liabilities	(230 525)	(22 130)	(252 655)
Accounts payable and accrued charges	23 223	(36 603)	(13 380)
Deferred income tax liabilities	(2 201 607)	158 185	(2 043 422)
Deferred income tax assets			
Retirement benefit obligations	73 750	707	74 457
Trade receivables and prepayments	105 395	(62 961)	42 434
Inventory	19 762	11 728	31 490
Other assets	(12 413)	28 360	15 947
Deferred income tax assets	186 494	(22 166)	164 328
Deferred income tax liabilities net	(2 015 113)	136 019	(1 879 094)

The Group has not recorded a deferred tax liability in respect of taxable temporary differences associated with investments in subsidiaries as the Group is able to control the timing of the reversal of those temporary differences and does not intend to reverse them in the foreseeable future

In Thousand Russian Roubles

Note 15. Wages and payroll taxes

	Year ended 31 December 2006	Year ended 31 December 2005
Wages and salaries	(2 067 827)	(2 003 445)
Social security costs	(420 395)	(479 492)
Pension costs – defined benefit plans (Note 16)	(150 692)	14 009
Post employment medical benefits (Note 16)	(122 892)	(37 063)
Total	(2 761 606)	(2 565 991)

Note 16. Other non-current liabilities

	31 December 2006	31 December 2005
Restructured trade accounts payable	677 519	950 150
Less current portion of restructured liability	(245 757)	(395 741)
Long term portion of restructured liability	431 762	554 409
Financial lease liability	12 225	-
Less current portion of lease liability	(3 485)	-
Long term portion of lease liability	8 740	-
Retirement benefit obligation	386 877	310 237
Long-term portion of restructured liability	827 379	864 646

OAO Kuzbassenergo restructured the terms and conditions of trade accounts payables to be repaid over a period of up to six years. Present value of the restructured payables was calculated based on the expected repayment date and central bank rate effective at the date of restructuring increased by 3%.

In accordance with the Russian Federation Government Resolution № 1002 of 3 September 1999, OAO Kuzbassenergo restructured its taxes including fines and interest to be repaid over the period of up to 10 years. OAO Kuzbassenergo paid restructured taxes during 2005.

The maturity of other non-current liabilities is as follows:

	31 December 2006	31 December 2005
Between 1 and 2 years	169 038	228 611
Between 2 and 5 years	271 464	325 798
Over 5 years	-	-
Total	440 502	554 409

The balances and the movements in the retirement benefit liabilities are as follows:

	KE without YK GRES and ZS TETS	
	31 December 2006	31 December 2005
Balance sheet obligations for:		
Pensions liabilities	(159 186)	(137 233)
Post employment medical benefits	(227 691)	(173 004)
Total	(386 877)	(310 237)

Change in benefit obligation	Year ended 31 December 2006			
	KE without YK GRES and ZS TETS	YK GRES	ZSTETS	Total
Projected Benefit Obligation (PBO) at beginning of year	263 798	25 156	21 283	310 237
Service cost	6 494	596	1 053	8 143
Interest cost	11 871	1 132	958	13 961

In Thousand Russian Roubles				
Actuarial (gain)/loss	212 278	20 427	18 776	251 481
Benefits paid	(28 440)	(857)	(826)	(29 823)
Curtailment gain due to spin-off of non-generation assets	(79 124)	-	-	(79 124)
Projected Benefit Obligation (PBO) at end of year	386 877	46 454	41 444	474 775

	31 December 2006			31 December 2005
	KE without YK GRES and ZS TETS	Disposal group held for sale	Total	Total
Net liability in balance sheet				
DBO	388 877	87 897	474 774	310 237
Fair value of plan assets	-	-	-	-
Funded status	388 877	87 697	474 774	310 237
Unrecognised net actuarial gain/(loss)	-	-	-	-
Unrecognised past service cost	-	-	-	-
Net liability in balance sheet	386 877	87 897	474 774	310 237

Since the present pension liabilities exist during 10 years the related past service costs are fully recognised

	2006	2005
Real discount rate	7,00%	4,50%
Real future increases of payments of pensions and medical costs	0,00%	0,00%
Real future increases of one-time grants (post-employment benefits, monthly pension payments, payments for death of employees, near relatives and pensioners)	7,00%	0,00%

There was a change in actuarial assumptions of average life expectancy for the calculation of pension liabilities as at 31 December 2006. The following gives the average remaining life expectancy for the 2006 and 2005 years:

	2006 (Years)	2005 (Years)
Average life expectancy		
Male		
Before 30 year	39-43	36
31-35 years	35	31
36-40 years	31	27
41-45 years	26	23
46-50 years	23	20
51-55 years	19	17
56 and above	6-16	14
Female		
Before 30 year	48-53	48
31-35 years	43	41
36-40 years	39	37
41-45 years	34	32
46-50 years	29	28
51 and above	7-25	24

In Thousand Russian Roubles

	KE without YK GRES and ZS TETS	YK GRES	ZS TETS	Summary
Assessment of one-time grants for retirement	28 570	1 753	3 573	33 896
Assessment of monthly pension payments	37 503	4 618	3 553	45 674
Payments to holidays, anniversaries, presents to pensioners	62 575	7 906	6 861	77 342
Payments for death of employees, near relatives and pensioners	12 826	830	1 179	14 835
Payments for death pensioners	17 712	2 580	1 314	21 606
Total	159 186	17 687	16 480	193 353

Note 17. Borrowings

		31 December 2006		31 December 2005	
	Currency	Effective interest rate	Principal amount	Effective interest rate	Principal amount
Long-term					
OAO Alfa Bank	RR	10.75%	177 000	-	-
Raiffeisenbank	RR	9.16% - 9.43%	256 000	-	-
Total			433 000		
Short-term					
AK Sberbank of the Russian Federation Kemerovo	RR	6.72% -7.26%	259 000	9.7%	700 000
Promsvyazbank	RR	9.11%	298 000	-	-
Raiffeisenbank	RR	9.50%	244 000	-	-
Gazprombank	RR	8.50%	10 000	-	-
Ministry of Fuel and Energy	RR	0%	10 000	0%	10 000
OAO Bank Uralsib	RR	-	-	5.2-10.4%	350 000
OAO Alfa Bank	RR	-	-	9.4%	300 000
Promyshlenno-stroitelniy Bank	RR	-	-	9.2%	150 000
ACB Moskovskiy Delovoy Mir	RR	-	-	11%	47 000
OAO Bank Zenith	RR	-	-	10.75%	30 000
OAO Alemar	RR	-	-	11%	15 000
Other	RR	-	-	-	1 000
Total			821 000		1 603 000

Long-term loans in total amount of RR 433 000 thousand were received for the purpose of replenishment of current assets. The loans are to be repaid by the end of 2008.

The interest rates for all the loans are fixed, except for the interest rate for the Raiffeisenbank loan, which is determined based on 1 month MOSPRIME plus 3 percent.

The maturity of long term loans is as follows:

	31 December 2006	31 December 2005
Between 1 and 2 years	433 000	-
Between 2 and 5 years	-	-
Over 5 years	-	-
Total	433 000	-

In Thousand Russian Roubles

Note 18. Trade and other payables

	31 December 2006	31 December 2005
Advances received	107 380	486 457
Trade payables	171 145	460 900
Notes payable	-	369 700
Dividends payable	2 307	374 772
Current portion of trade payables and other creditors restructured to long-term	245 757	395 741
Current portion of long-term lease payables	3 485	-
Payable to employees	151 192	133 413
Land rent	25 667	16 471
Other payables	163 948	9 557
Payable for regional program of energy saving	129 654	-
Payable for tax litigations	76 417	-
Total	1 076 922	2 257 011

Restructured trade payables which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 16. The effect of restructured trade payables is included in Note 22.

Accounts payable include in the balance of accounts payable in total amount of RR 206 071 thousand is the estimated liabilities in respect of value added tax, income tax and uncertain tax positions (see note 27).

Note 19. Other taxes payable

	31 December 2006	31 December 2005
Value Added Tax payable	136 145	501 689
Fines and interest	210 338	265 493
Property tax	93 671	90 662
Water tax	89 553	79 941
Employee taxes	26 769	43 774
Tax payable for dividends	205	36 454
Other taxes	89 663	49 531
Total	646 344	1 067 524

The value added tax payable in total amount of RR 48 955 thousand as at 31 December 2006 (RR 352 074 thousand as at 31 December 2005) included in value added tax relates to accounts receivable which appeared earlier then the 2006 year and are payable to tax authorities upon collection or write-off of such receivables, but not later then first tax period of 2008

Note 20. Taxes other than on income

	Year ended 31 December 2006	Year ended 31 December 2005
Property tax	(334 627)	(374 134)
Export VAT	-	(200 844)
Land tax	(112 542)	(174 556)
Pollution fees	(75 008)	(80 306)
Other taxes	(71 556)	(14 421)
Total taxes other than income tax	(593 733)	(844 261)

In Thousand Russian Roubles

Note 21. Finance income

	Year ended 31 December 2006	Year ended 31 December 2005
Interest on notes receivable and loans given to employee	108 188	80 017
Government grants	-	32 342
Dividends	-	119
Other income	-	1 160
Total	108 188	113 638

Government grants received in the prior year included interest expenses reimbursed by Mintopenergo for borrowings related to the fuel purchases.

Note 22. Finance cost

	Year ended 31 December 2006	Year ended 31 December 2005
Interest on borrowings	(114 989)	(179 593)
Interest expense on restructured accounts payable and taxes	(225 040)	(460 454)
Other interest expense	(3 462)	-
Total finance cost	(343 491)	(640 047)

The discounting of restructured payable amounts gives rise to a gain. Subsequent to its initial recognition, the discount is unwound over the period of the restructuring as an expense. Interest expense on restructured accounts payable and taxes payable is equal to RR 225 040 thousand for the year 2006 (RR 460 454 thousand for the year 2005). Further information on the restructuring of accounts payable and taxes payable is contained in Note 16.

Interest expenses also include interest accrued on short-term borrowings in the amount of RR 114 989 thousand for the year ended 31 December 2005 (RR 179 593 thousand for the year ended 31 December 2005) and other interest expenses in amount of RR 3 462 thousand for the year ended 31 December 2006 (RR nil for the year ended 31 December 2005).

Note 23. Earnings/loss per share

	Year ended 31 December 2006	Year ended 31 December 2005
Weighted average number of ordinary shares outstanding	606 163 800	606 163 800
Net loss attributable to the shareholders of OAO Kuzbassenergo	(113 649)	(509 226)
Profit/(loss) per ordinary share basic and diluted (in RR per share)	(0,187)	(0,840)

OAO Kuzbassenergo does not have dilutive potential ordinary shares.

Note 24. Disposal group held for sale

Non – current assets classified as held for sale are the assets of OAO Kusbassenergo's subsidiaries OAO Zapadno-Sibirskaya TETS and OAO Yuzhno-Kuzbasskaya GRES

Conditions for classification of net assets of OAO Zapadno-Sibirskaya TETS and OAO Yuzhno-Kuzbasskaya GRES as disposal groups were met on 29 December 2006.

As at 31 December 2006 OAO owned 50 percent and one share of the above companies

In March 2007 OAO Kusbassenergo sold shares of OAO Zapadno-Sibirskaya TETS and OAO Yuzhno-Kuzbasskaya GRES in accordance with the resolution of Board of Directors of RAO UES (Minutes No. 211

In Thousand Russian Roubles

of 23.12.2005) on termination of participation in the above subsidiaries through disposal of shares (see Note 28).

Net assets of OAO Zapadno – Sibirskaya TETS and OAO Yuzhno-Kuzbassenergo GRES include assets and liabilities of the entities, defined as a disposal group, assessed at the lower of the carrying amount and the fair value less costs to sell of the disposal group as a whole.

	31 December 2006
Property, plant and equipment	4 294 425
Trade and other receivables	71 616
Inventories	324 286
Cash and cash equivalents	123 962
Promissory notes and deposits	60 000
Other current assets	8 704
	4 882 993
Taxes payable	92 447
Trade and other payables	111 020
Deferred tax liabilities	338 116
Other liabilities	87 898
	629 481

Note 25. Financial Instruments

Financial risks factors

The Group's activities expose it to a variety of financial risks, including the effect of changes in interest rates and collectibility of receivables. The Group does not have a risk policy to hedge its financial exposures

(a) Credit risk

Financial assets which potentially subject Group entities to concentrations of credit risk consist principally of trade receivables. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the provision for impairment of receivables already recorded (see Note 1d).

Cash is placed in financial institutions which are considered at time of deposit to have minimal risk of default (see Note 10).

(b) Interest rate risk

All short-term borrowings have fixed interest rates (see Note 17). Therefore the Group is not exposed to significant cash flow interest risk rate.

(c) Foreign currency risk

The Group incurs foreign currency risk on borrowings that are denominated in a currency other than the Russian Rouble. The currencies giving rise to this risk are primarily USD and Euro. Management does not hedge the Group's exposure to foreign currency risk.

(d) Fair value

Management believes that the fair value of its financial assets and liabilities approximates their carrying amount.

In Thousand Russian Roubles

Note 26. Commitments

(a) Electricity sales commitments

The Group has entered into contracts on electricity supply with regional enterprises Major electricity supply contracts are

- the contracts with OAO "Kuzbass Energy Sale Company" on the annual supply of 12 505 thousand MWh per year 2007;
- the contract with OAO Altayenergosbyt on the annual supply of 3 693 thousand MWh per year 2007.

Other non-significant electricity supply contracts are signed with majority industrial enterprises of the region All electricity sales are at prices established by the Regional Energy Commission.

(b) Purchase Commitments

For 2007 the Group has signed electricity supply contracts with 3AO ZFR. The volume and the price of electric energy are defined on the result of the trade on wholesale electricity market.

(c) Heat sales commitments

The Group has entered into contracts on heat supply in 2007. Major electricity supply contracts are:

- the contracts with "MP Teplovye seti Kemerovo" on the annual supply of 3 830 thousand Gcal per year 2007;
- the contract with Administration of Novokuznetsk on the annual supply of 2 922 thousand Gcal per year 2007;
- the contract with KOAO Azot on the annual supply of 1 364 thousand Gcal per year 2007

(d) Fuel purchases commitments

The Group signed contracts on fuel supply in 2007 primarily with entities of SUEK Group Kuzbassrazrezugol group and Gazprom group. These contracts do not cover in full fuel demand of the Group Remaining fuel required for the operations of the Group will be purchased under short-term agreements from a number of suppliers and on a spot basis Prices for purchased fuel stipulated in the contracts were determined by tenders.

(e) Social commitments

The Group contributes to the maintenance and upkeep of the local infrastructure and the welfare of its employees. In particular, the Group participates in the development and maintenance of child care and educational facilities, hospitals and other social needs in the Kemerovo region

Note 27. Contingencies

(a) Insurance

The Group does not have full coverage for its plant facilities or business interruption. The Group management is aware that as long as the Group has no insurance coverage for the above risks it is possible that the damage or loss of certain assets might have a material adverse effect on its operations and financial situation.

In Thousand Russian Roubles

(b) Litigation

The Group is a party to legal proceedings and disputes, none of which neither separately, nor in aggregate with the others, in management's opinion had or will have material adverse impact on the Group in the future.

(c) Provision for value added tax, income tax and uncertain tax positions.

The Group has recorded provisions of RR 206 071 thousand in respect of value added, income tax and uncertain tax positions. The balance at 31 December 2006 is expected to be either fully utilised or released by the end of 2007 when the inspection rights of the tax authorities with respect to the relevant tax returns expire.

(d) Provision for obsolescence of inventory and impairment of accounts receivable

Movements in provision for impairment of receivables and inventories are as follows

	Provision for obsolescence of inventory				Provision for impairment of receivables
	Kuzbassenergo	UK GRES	ZS TETS	Total	
Balance as at 31 December 2005	64 739	-	-	64 739	467 243
Consumed	-	-	-	-	(13 821)
Reversed	-	-	-	-	(8 640)
Additionally accrued	13 677	4 343	4 375	22 395	-
Bad debts spin-off	-	-	-	-	(115 064)
Balance as at 31 December 2006	78 416	4 343	4 375	87 134	329 718
Unprovided bad debts written - off	-	-	-	-	1 169

(e) Tax contingencies

Russian tax and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant authorities.

The Russian tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. The Supreme Arbitration Court issued guidance to lower courts on reviewing tax cases providing a systemic roadmap for anti-avoidance claims, and it is possible that this will significantly increase the level and frequency of tax authorities' scrutiny

As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods.

(f) Environmental matters

Management believes that the Group is in compliance with all the effective environmental laws and regulations. However these laws and regulations are subject to constant change. The Group management cannot predict the timeline and scale of possible changes in the environmental laws and regulations. If the above changes occur, the Group might be required to upgrade its technical facilities in order to ensure compliance with more stringent environmental standards.

In Thousand Russian Roubles

Note 28. Events after balance sheet date

On 15 March 2007, 50 percent and one shares of OAO Zapadno – Sibirskaya TETS were sold to the third party for the amount of RR 3 192 306 thousand. Also on 29 March 2007, 50 percent and one shares of OAO Yuzhno – Kuzbasskaya GRES were sold to the third party for the amount of RR 3 695 792 thousand. Refer to Note 4 for detail.

In accordance with the resolution of the extraordinary meeting of shareholders held on 25 December 2006 the Group concluded an agreement for acquisition of OAO Altayenergo's property and shares of OAO Altayenergotehremont and OAO Barnaulteplosetremont for the total amount of RR 4 340 000 thousand. The transaction was executed in 2007, with the exception of the purchase of OAO Altayenergotehremont shares, which is still pending.

In 2006 the Group signed a contract with ZAO Deloitte & Touche CIS, being an independent appraiser, on revaluation of the fixed assets as at 1 January 2007. The Group anticipates that the fixed assets revaluation as of 1 January 2007 can result in considerable increase of the value of the fixed assets. Results of the noted revaluation will be reflected in the financial statements for the year-end 31 December 2007.

Appendix No. 10. General Provisions of OAO Kuzbassenergo Accounting Policy for Year 2004.

Accounting Policy for Purposes of Russian Accounting Standards.

General provisions

Accounting and tax accounting in the Company's Executive Office, branches and the representative office are maintained by accounting departments headed by chief accountants.
Branches and the representative office submit to the Company's Executive Office statements being uncompleted for further consolidation and processing, calculation of some taxes and submission to parent bodies and tax authorities.
Subsidiaries and dependent companies maintain accounting, prepare balance sheets and other accounting statements and pay taxes and dues independently in accordance with the legislation.

Accounting policy of the Company is formed on the basis of the following assumptions applied to accounting keeping and statements preparation (Article 6 of RAS 1/98, Order No. 60n of 9 December 1998 issued by the Ministry of Finance of the Russian Federation):

- property separateness;
- going concern;
- accounting continuity;
- time certainty of business transactions.

Accounting methods chosen by the Company at formation of the accounting policy are applied by all branches and the representative office, irrespective of their location.
The following main requirements of the accounting policy are observed in accounting procedures and at preparation and submission of accounting statements: completeness, timeliness, diligence, substance over form, consistency and rationality (Article 7 of RAS 1/98).
Property, liabilities and business transactions are accounted for in interrelated accounts included to the approved Unified Working Chart of Accounts of the Company developed on the basis of the Organization's Chart of Accounts of Financial and Business Activity approved by Order No. 94n of 31 October 2000 issued by the Ministry of Finance of the Russian Federation.
Business transactions are documented and recorded in ledgers strictly by times, without any omissions and waivers in accordance with the Regulation on Documents and Work Flow in Accounting (Order No. 105 of 29.07.83 issued by the Ministry of Finance of the USSR), on the basis of accounting work flow schedules.
Annual accounting statements of the Company are considered and approved by the general meeting of shareholders and submitted within time and to addresses set by Article 15 of the Federal Law No. 129-FZ of 21.11.1996 *On Accounting* (as amended on 30.06.2003).

Accounting Methods

Fixed assets accounting

Fixed assets are a part of the Company's property meeting the criteria of Article 4 of RAS 6/01 Fixed Assets Accounting, including: buildings, structures, working and power machines and equipment, measuring and control instruments and devices, computers, vehicles, tools, manufacturing and business inventories and fixtures, working, productive and pedigree livestock, perennial plants, internal roads, other fixed assets, capital investments in reclamation, capital investments in leased fixed assets, land, natural resources (owned by the organization).
Fixed assets purchased for further sale are accounted for in Account 41 Goods.
Property (buildings, structures and other property put into operation after 01.01.2000) is recognized if documents confirming its state registration are available in cases provided for by the legislation.
When recognized fixed assets are estimated at actual costs of the organization for their acquisition accumulated preliminarily in Account 08 Investments in Non-Current Assets.
Full or partial revaluation of groups of similar units of fixed assets at present (replacement) value is carried out once a year (on 1 January of the reporting year) annually.
The depreciated cost of a retiring unit of fixed assets is written off from the credit of Account 01 Fixed Assets to the debit of Account 91 Other Income and Expenses as a part of operating expenses.
Depreciation of fixed assets is charged on a straight-line basis, taking into account their useful lives. Depreciation of fixed assets recognized before 01.01.2002 is charged in accordance with Regulation No.

1072 of 22 October 1990 *On Unified Depreciation Rates for Complete Recovery of Fixed Assets of USSR National Economy* issued by the Council of Ministers of the USSR. Depreciation of fixed assets recognized from 01.01.2002 is charged in accordance with Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.
Fixed assets of the value up to 10,000 Rubles per unit (as well as purchased books not included to the library stock) are expensed on their release to production or operation.
Depreciation is not charged with respect to the following fixed assets: housing facilities; external development items; productive livestock, perennial plants, land plots, natural resources, books, brochures and similar editions.

Procedure of fixed assets accounting and repair financing.

For straight-line charging to manufacturing costs of expenses for all types of repair of production fixed assets, provision for repair work for the current financial year is created in Account 96 Provisions for Future Expenses to the amount of annual repair cost normative with monthly allocation to manufacturing costs (Accounts 23, 25 and 26) of 1/12 of the annual estimate.

All costs on repair of production fixed assets performed by:

- economic method are accounted for in Account 23 Auxiliary Production with their further monthly charge to the debit of Account 96 Provisions for Future Expenses.
- contracting method are charged in full to the debit of Account 96 Provisions for Future Expenses from the credit of Account 60 Settlements with Suppliers and Contractors by respective subaccounts.

Assets leased out are recognized individually in Account 01 Fixed Assets.
Lease contracts should provide for complete payback of assets (including local taxes: land tax, property tax, etc.).

Inventories accounting.

The following assets are considered as inventories: intended for use as raw materials, materials, etc. at manufacture of products, performance of works and provision of services, intended for use as instruments of labour within the period not exceeding 12 months, intended for the organization's managerial needs.

When recognized inventories are estimated at actual acquisition costs exclusive of value added tax and other taxes reimbursable from the budget.
Inventories received by the company without payment documents (unbilled deliveries) are recognized at a contractual price. After receipt of payment documents the difference between the actual cost of inventories and their assessment at recognition is charged to the same cost accounts to which inventories were allocated and to the balance of these inventories in stock in proportion to their amount.
Purchased fuel for energy generation is accounted for at actual cost including fuel cost according to supplier's invoices taking into account discounts (markups) for degraded (premium) quality, payment for other supplier's services, commodity exchange services, railway tariff for fuel transportation from the place of shipment to the destination station.
At allocation of inventories (except for goods accounted for at sale value) to production and other retirement they are assessed at average cost of each inventory type.

Special clothes, other personal protective means and custom tooling with service lives not exceeding 12 months are written off to the debit of production cost accounts on their handover (delivery) to the organization's employees.

If the service life exceeds 12 months, the value of special clothes, other personal protective means and so on is depreciated on a straight-line basis, taking into account their useful lives.
In connection with seasonal production and energy supply cycle the reserve stock of coal, fuel oil and other inventories is created in accordance with norms approved by the Company's management.

Financial investment accounting.

Financial investments are accounted for in Account 58 Financial Investments with division of investments to short-term and long-term, depending on their maturity (repayment period).
Financial investments are recognized at historical cost (amount of actual acquisition costs).
If current market value of financial investments can be determined in accordance with the established procedure, then such financial investments are recognized in accounting statements as of the close of the

reporting year at current market value by adjustment of their assessment at the previous balance sheet date. The mentioned adjustment is effected each quarter.

Financial investments, which current market value cannot be determined are recognized at the balance sheet date at historical cost in accounts and accounting statements.

If an asset recognized as financial investment which market value cannot be determined is retired, its value shall be determined according to historical cost of each accounting unit of financial investments. In case assets recognized as financial investment which market value can be determined are retired, their value shall be determined on the basis of their previous assessed value.

Accounting of transactions in foreign currencies and settlements in conventional units.

Assets and liabilities which value is denominated in foreign currency are recognized in Rubles by translation of their value in foreign currency at the rate of the Central Bank of the Russian Federation as of the date of transaction and for preparation of accounting statements, at the last quoted rate of the Central Bank of the Russian Federation in the reporting period.

Exchange rate differences occurring as the difference between Ruble estimate of assets or liabilities which value is denominated in foreign currency and Ruble estimate of these assets or liabilities are charged to Account 91 Other Income and Expenses as a part of extraordinary income (expenses) when occurred.

Sum differences occurred at settlements for inventories, performed works, rendered services which value is denominated in conventional units are allocated to expenses for acquisition of the mentioned assets and recognized in inventories accounts. Sum differences occurred at settlements with banks at purchase (sale) of foreign currency are charged to Account 91 Other Income and Expenses as a part of extraordinary income (expenses) when occurred.

Accounting of transactions on settlement accounts.

Settlements with debtors and creditors are recognized in accounts and statements to the amounts following from accounting records and considered as correct by the Company.

The setoff of mutual claims is effected by agreement of parties or unilaterally with notification of the other party after reconciliation of mutual debts and drawing up of a reconciliation act (in free form, indicating all details required for setoff).

Own promissory notes issued are recognized in Account 60 Settlements with Suppliers and Contractors in the respective analytics.

Promissory notes received (own notes of debtors) are recognized at principle amount taking into account interest due according to terms of note issuance

Transfer of a bank bill or third party note for payment of accounts payable is recognized as assets sale by debiting Account 62 Trade Receivables in correspondence with Account 91 Other Income and Expenses.

The retirement from the balance sheet of bank bills and third party notes at their presentment to the issuer is credited to Account 91 Other Income and Expenses in correspondence with Account 76 Settlements with Various Debtors and Creditors.

Accounting of production costs.

Costs are accounted for and cost of sold energy is calculated by separate power plants, grids and the power system as a whole. Energy full cost is formed by summing the cost of generation by power plants, cost of transmission and distribution in electric grids and heat networks, cost of purchased electric energy and expenses for executive staff maintenance.

The full cost of electric and heat energy usefully supplied to consumers is considered as the object of calculation of the cost of electric and heat energy.

1 kW h and 1 Gkal of electric and heat energy usefully supplied to consumers accordingly are considered as a calculation unit.

Production costs are accounted for and products actual cost is calculated applying traditional cost-accounting method using direct cost accounts (20, 23, 29) and indirect ones (25, 26). Indirect cost accounts are monthly closed to the debit of account 20 (23) with further accounting of full actual production cost of goods manufactured.

Information by segments.

The following activities are considered as operating segments:

- electric and heat energy generation;
- other activities if at preparation of accounting statements it turns out that less than 75 percent of the Company's earnings fall on electric and heat energy generation.

Geographical segments include near and far abroad states if foreign trade is carried out with these countries, and information on sales proceeds by geographic areas determined according to target market location is furnished provided that sales proceeds of the particular geographical segment are at least 10% of the Company's total sales proceeds.

Accounting Policy for IFRS Purposes.

General principles.

Financial statements in accordance with IFRS 1 Submission of Financial Statements include the following components:

- Balance Sheet;
- Statement of Operations;
- Statement of Changes in Equity;
- Cash Flow Statement;
- Cash Flow Statement and Explanatory Notes.

Consolidated financial statements include financial statements of the Company and financial statements of companies which financial and economic activities are controlled by the Company. A company is considered as controlled by the Company if the Company holds directly or through subsidiaries more than 50% of voting shares.

At preparation of consolidated statements all intercompany balances and transactions are excluded. Minority interest is disclosed separately.

Financial investments.

Long-term financial investments of the Company mainly represent investments to authorized capitals of other entities, shares of which are not in circulation on open security markets.

This type of financial investments belongs to investment group "available for sale". This type of investments is recognized in statements at fair value.

Fixed assets.

Fixed assets are accounted for at actual cost. The actual cost of a purchased fixed asset includes actual costs of purchase, construction and manufacturing.

On each balance sheet date of 2004 fixed assets are stated at historical cost determined at the date of asset recognition and adjusted taking into account inflation index (consumer price index) for the period from the date of asset recognition till 31 December 2002.

The balance-sheet value of fixed assets is decreased to recoverable amount, and the difference is accounted for as an expense (loss from impairment) in the Statement of Operations.

Depreciation of fixed assets is charged on a straight-line basis over the estimated useful life of the individual asset.

For the purposes of depreciation the following useful lives are used:

Type of fixed assets	Useful lives (years)
Fixed assets used at generation of heat and electric energy	50
Fixed assets used for electric energy transmission	40
Fixed assets used for electric energy distribution	40
Fixed assets used at heat energy transfer	25

Trade and other receivables.

The Company establishes provision for doubtful debt in accordance with IFRS 39 Financial Instruments: Recognition and Measurement.

The amount of the provision for short-term receivables is the product of ratio and receivables amount at the balance sheet date. Ratios for provision formation are as follows:

Age composition of short-term receivables	Ratio
Less than 1 month	0.01
from 2 to 3 months	0.02
from 4 to 6 months	0.05
from 7 to 12 months	0.1
more than 1 year, including:	
uncollectible	1.0
other	0.25

Expenses on establishing of the provision for doubtful debt are accounted for in the period of their occurrence as a part of operating expenses.

Inventories.

Inventories are stated at the lower of cost and possible net realizable value.

When inventories are allocated to production, they are assessed at weighted average value.

Deferred income tax.

Assets and liabilities relative to deferred income tax are calculated with respect to temporary differences using balance sheet method. Provision for deferred income tax is established with respect to all temporary differences between assets and liabilities tax appraisal and their balance sheet value in financial statements.

Borrowings.

Borrowings are recognized in statements to the amount of actually received funds, taking into account interest charged.

Borrowings to be repaid within one year after the balance sheet date are recognized as a part of short-term liabilities.

Interest under credits and loans are recognized in statements as charged.

Pensions and post-employment benefits.

Compulsory contributions of the Company's enterprises to Pension Fund of the Russian Federation are expensed when charged. Other benefits to pensioners provided by the Company on its discretion are inconsiderable.

Earnings per share.

Earnings per share are determined by dividing net profit by weighted average number of ordinary shares outstanding during the reporting year.

Segment statements submission.

Primary segments of statements are production segments. The Company includes four production segments:

- Segment "Production (generation) of electric and heat energy" is represented by heat and power plants;
- Segment "Electric energy transmission" is represented by power transmission lines delivering electric energy to consumers;

- Segment "Power sales" is represented by a subdivision selling electric energy to consumers;
- Segment "Other" includes a number of insignificant segments, including repair and auxiliary units, social facilities.

Appendix No. 11 General Provisions of OAO Kuzbassenergo Accounting Policy for Year 2005.

Accounting policy for purposes of Russian accounting standards.

Accounting maintenance and preparation of accounting statements in the Company are in accordance with norms established by Federal Law No. 129-FZ dated 21.11.1996 *On Accounting* (as amended), the Chart of Accounts of Financial and Economic Activities of Organisations and the Instructions for its application approved by Order No. 94n of 31.10.2000 issued by the Ministry of Finance of Russia, the Accounting Regulations, the Russian Accounting Standard *Entity's Accounting* (RAS 4/99) approved by Order No. 43n of 06.07.1999 issued by the Ministry of Finance of the Russian Federation, Order No. 67n of 22.06.2003 issued by the Ministry of Finance of the Russian Federation *On Entities' Accounting Statement Forms* and other regulations of the Russian Federation regulating the procedure of accounting maintenance and accounting statements preparation as well as by the Accounting and Tax Policy of OAO Kuzbassenergo.
Accounting and tax accounting in the Company's Executive Office, branches and the representative office are maintained by accounting departments headed by chief accountants. Branches and the representative office submit to the Company's Executive Office statements being uncompleted for further consolidation and processing, calculation of some taxes and submission to parent bodies and tax authorities.
Accounting policy of the Company is formed on the basis of the following assumptions applied to accounting keeping and statements preparation (Article 6 of RAS 1/98, Order No. 60n of 9 December 1998 issued by the Ministry of Finance of the Russian Federation):

- Property separateness;
- Going concern;
- Accounting continuity;
- Time certainty of business transactions.

The following main requirements of the accounting policy are observed in accounting procedures and at preparation and submission of accounting statements: completeness, timeliness, diligence, substance over form, consistency and rationality.

Fixed assets.

Land plots, machines, equipment, vehicles and other respective assets with the useful life of more than 12 months are recognized within fixed assets. Property with respect to which capital investments are completed, respective primary acceptance documents are issued, documents are submitted for state registration and actually operated are recognized as a part of fixed assets.
Assets of the value not exceeding 10,000 Rubles are recognized within inventories in Account 10 Materials.
Fixed assets are accounted for at actual purchase (construction) costs.
Fixed assets are stated at current (recovery) value less depreciation accumulated for the period of operation.
Annually the Company reassesses fixed assets engaging an independent appraiser and determines their reproduction cost. Amounts of asset increase in value and accumulated depreciation are charged to increase of additional capital
Depreciation of fixed assets is charged on a straight-line basis:

- With respect to fixed assets recognized before 01.01.2002, according to norms approved by Regulation No. 1072 of 22 October 1990 issued by the Council of Ministers of the USSR;
- With respect to fixed assets recognized from 01.01.2002, in accordance with Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.

Inventories.

Inventories are assessed at actual acquisition costs.
When allocated to production or retire otherwise, inventories are assessed at average cost. Custom tooling, special clothes and other personal protective means are accounted for as active assets irrespective of their value and useful lives.
Special clothes, other personal protective means and custom tooling with service life not exceeding 12 months are expensed as production-related costs on their handover (delivery) to the organization's

employees. If the service life is more than 12 months, the value of special clothes, other personal protective means and so on is depreciated on a straight-line basis, taking into account their useful lives.

Income recognition.

Proceeds from sale of goods and provision of services recognized for accounting purposes on the shipment of goods to buyers and issuance of settlement documents to them is stated in the Statement of Operations less value added tax, discounts granted to buyers and other similar compulsory payments.
Proceeds from sale of goods and provision of services were recognized for taxation purposes on accrual basis.
The following is recognized as income of the Company from ordinary activities:
proceeds from sales of electric and heat energy;
proceeds from capacity sales;
proceeds from premium to the rate for reactive power compensation (tangent "phi");
proceeds received for non-returned condensate;
proceeds from sales of makeup and chemically treated water;
proceeds from sales of other finished products of auxiliary production;
proceeds from performed works (rendered services) of production nature for third parties (including transit);
proceeds from sales of other goods, products, services of non-production nature (residential rental);
income from property lease.
Profit from ordinary activities was determined as the difference between proceeds from sales of products at current prices and rates approved by the Regional Energy Commission exclusive of value added tax and its production costs.

Expense recognition.

Costs are accounted for and the cost of delivered energy is calculated by individual power plants, grids and the power system as a whole. Energy full cost is formed by summing up the cost of generation by power plants, cost of transmission and distribution in electric grids and heat networks, cost of purchased electric energy and expenses for executive staff maintenance, including expenses for management of the single technological process.
The following is calculated in the Company as a whole:
full cost of usefully supplied electric energy,
full cost of supplied capacity,
full cost of supplied heat energy.
1 kW h, 1 MW and 1 Gkal of electric energy, capacity and heat energy usefully supplied to consumers accordingly are considered as a calculation unit.
General running costs for executive staff maintenance are distributed between electric and heat energy in proportion to production costs of power plants. General running costs at power plants are distributed between electric and heat energy in proportion to their shop cost.
The cost of capacity is determined for the power system as a whole by separation of semi-fixed costs from the total amount of actual expenses for production of electric energy and capacity. This principle is determined in accordance with the rate regulating procedure taking into account generating company's semi-fixed costs in the certain reasonable amount when capacity rate is fixed.
Expenses related to goods sales accounted for in Account 44 Sale Expenses are allocated in full to Account 90 Sales in the reporting period.
Costs of heat energy transfer at power plants are accounted for separately from energy production costs. Transfer cost calculation is drawn up separately from electric and heat energy production, as for separate activity type.

Short-term and long-term assets and liabilities.

Financial investments, accounts receivable and accounts payable, including indebtedness under loans and credits, are recognized as short-term in the balance sheet if their maturity does not exceed 12 months from the balance sheet date. All other assets and liabilities are recognized as long-term in statements.
Long-term indebtedness under loans and credits cannot be transferred to short-term one if, according to contract terms, 365 days are left till principal repayment.

Indebtedness under loans and credits obtained is stated as at the end of the reporting period taking into account interest due according to terms of the loan or credit agreement.
All current costs, including additional ones, connected with obtaining and use of loans and credits are stated within other expenses of the Company when incurred irrespective of actual payment time.
Trade accounts receivable is determined taking into account prices and rates fixed by contracts between the Company and buyers (customers) and all provided discounts (markups) and VAT.

Authorized, additional and reserve capital.

Authorized capital is stated to the amount of par value of ordinary shares purchased by shareholders. The amount of the authorized capital corresponds to the amount set in the Company's Articles of Association.
Additional capital was formed at the expense of increase in fixed assets value as a result of revaluations made and purchase of shares in subsidiaries in the course of the Company's reorganization.
In accordance with Federal Law No. 208-FZ of 26.12.1995 *On Share Companies* the Company forms reserve capital amounting to 5 % of the authorized capital.
Allocations to reserve capital are made at the expense of net profit in accordance with a resolution of the general meeting of shareholders.

Provisions for future expenses.

For straight-line charging to production costs of expenses for all types of repair of production fixed assets, the Company annually establishes provision for repair work to the amount of annual repair cost normative with monthly allocation to manufacturing costs (Accounts 23, 25 and 26) of 1/12 of the annual estimate to cost accounts.

At the end of the year the provision for repair work is adjusted as follows:
excessively reserved amounts for repair of fixed assets (according to inventory taking results) are reversed;
in case of deficiency of funds of the provision for repair work additional charge is effected to the debit of production cost accounts and to the credit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones).

Accounting Policy for IFRS Purposes.

Consolidation principles.

Annual consolidated financial statements include financial statements of OAO Kuzbassenergo and its subsidiaries.

Subsidiaries.

Subsidiaries are companies controlled by OAO Kuzbassenergo. The Group controls an enterprise in case it can determine directly or indirectly financial and operating policy of the enterprise aiming at obtaining economic benefits from its activities.

Financial statements of subsidiaries are included to consolidated statements of the Group from the date when actual control over them passed to the Group and is excluded from consolidated statements from the date of actual discontinuance of control. Minority interest is disclosed as a part of the Group's capital.

Assets and liabilities of all subsidiaries are assessed at fair value at the date of purchase.

Minority interest is initially stated in proportion to their share in fair value of assets and liabilities of subsidiaries.

At preparation of consolidated financial statements all settlement and transaction balances inside the Group as well as unrealized profit and loss resulting from transactions inside the Group are excluded.

Fixed assets.

Fixed assets are accounted for at actual cost. The actual cost of a fixed asset includes actual costs of purchase, construction and manufacturing, exclusive of value added tax and other reimbursable taxes. Capitalized costs do not include general running costs and other analogous overheads.

Fixed assets are stated at acquisition cost less depreciation. Assets acquired prior to 1 January 2003 are revaluated taking into account inflation impact till 31 December 2002 (IFRS 29 Financial Reporting in Hyperinflationary Economies).

If a fixed asset consists of several components having different useful lives, such components are accounted for as separate items of fixed assets.

Overhaul costs and costs of replacement of the separately accounted component of fixed assets are capitalized, and the balance-sheet value of the replaced component is written off. Cost of current repair, maintenance and technical service are recognized in the statement of operations in the period when they were incurred.

Depreciation

Depreciation of fixed assets is charged on a straight-line basis over the useful life of the individual asset.

For the purposes of depreciation the following useful lives are used (2006):

Type of fixed assets	Useful lives (years)
Fixed assets used at generation of heat and electric energy	35-68
Fixed assets used for electric energy transmission	40
Fixed assets used for electric energy distribution	23-68
Fixed assets used at heat energy transfer	25-57
Other	5-60

Financial instruments.

Financial instruments carried on the Group's balance sheet include:

1. Financial assets:
financial investments,
loans issued,
trade accounts receivable,
other receivables,
cash and cash equivalents,
2. Financial liabilities:
loans received,
trade payables,
other payables.

Financial instruments are initially recorded at fair acquisition value plus transaction costs associated with the purchase or issue of the financial instrument.

Inventories.

Inventories are stated at the lower of actual cost and net realizable value.

Allocation of inventories is accounted for basing on the weighted average cost principle.

Credits and loans.

Long-term credits and loans received or issued by the Group at rates lower than market ones are initially recognized at fair value by discounting all future cash flows at the average market interest rate available to the Group for financial instruments with similar conditions.

Borrowings or their portion are classified as short-term liabilities unless the Group has an unconditional right to defer redemption for more than 12 months after the balance sheet date.

Borrowings costs are expensed as incurred using the effective interest method. At the reporting date unpaid accrued interest is recorded within other accounts payable.

Pensions and Other Post-Employment Benefits.

Pension obligations
The Group has defined benefit pension plans. The liability recognized in the balance sheet in respect of defined benefit pension plan is the present value of pension obligations at the balance sheet date.

The present value of the defined benefit pension plan obligation is calculated by discounting estimated future cash outflows using interest rates of marketable government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liabilities.

The defined benefit obligation is calculated annually by the Group.

Other post-employment benefits

The Group provides post-retirement healthcare benefits to its retirees. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans.

Actuarial gains and losses arising from changes in actuarial assumptions are charged to profit and loss account during the expected average remaining employment period of respective employees. The obligations are valued by the Group.

The basic assumptions used to calculate pension obligations are as follows:
discount rate;

expected increase in payments to recipients of the benefits;
expected average length of life of recipients of benefits.

Accounts Payable and Accruals.

Trade and other payables are stated at par value inclusive of value added tax.

If accounts payable are restructured and the present value of the restructured payables differs by more than ten percent from the original value, then the fair value of the restructured payable is measured as the present value of the future cash flows discounted at the interest rate available to the Group at the date of restructuring.

The amount of discount is credited to the statement of operations as gain on restructuring, and the long-term portion of discounted payables is reclassified to other long-term liabilities. The discounted amount is depreciated over the period of restructuring and is stated as interest expense.

Earnings per share.

Earnings per share are determined by dividing net profit or loss attributable to ordinary shareholders of the parent company by weighted average number of ordinary shares outstanding during the reporting period.

Minority Interest.

Minority interest represents the share of net results of operations and net assets of a subsidiary attributable to the share that is not owned by OAO Kuzbassenergo directly or indirectly.

Related parties.

The Group discloses in financial statements information on relations between related parties and information on transactions with related parties as well as constituent elements of these transactions. Constituent elements of transactions include the following:
indicator of transaction volume, as amount or respective share;
amount or respective share of items to be settled;
pricing policy.
Items of similar nature are disclosed in the Group's financial statements as total values.
In case of control, information on relations between related parties is disclosed irrespective of the fact whether transactions were carried out.

Accounting estimates and assumptions.
In accordance with IFRS requirements the management chose a number of estimates and assumptions in respect to assets and liabilities stated in these financial statements.
The Group establishes the following provisions:
1. Provision for impairment of accounts receivable.
It is based on assessment of collectibility of amounts from specific customers. If there is deterioration in customers' solvency or actual defaults of counteragents are higher than the estimates, the actual results could differ from these estimates.
2. Provisions for impairment of assets include:
provision for impairment of fixed assets, being subject to write off. The Group tests fixed assets with a view to impairment annually. As a result, during last 3 years provision for impairment of fixed assets was not formed.
provision for impairment of obsolete inventories. The Group periodically evaluates its inventories to detect obsolete and non-liquid commodities and, if needed, creates the respective provision. The provision for impairment decreases value of inventories to the amount at which they may be realized less selling expenses.
provision for impairment of financial investments.

In case if the decrease in asset replacement cost in comparison with balance-sheet value is detected, the balance-sheet value is decreased to the replacement cost determined as a result of estimation. The amount of decrease is stated in the consolidated statement of operations in the period when the decrease was detected.

3. Provisions for liabilities and accruals include:
provision for pension obligations,
provision for obligations that can occur in the course of court proceedings.

A provision for liabilities and accruals is estimated by the Group basing on available facts and on the estimation of the most probable future events by the Group. Actual results can be different from estimates, and estimates can be decreased or increased by the Group in future periods, depending on final result or expectations based on respective facts.

Non-current assets (or disposal groups) intended for sale.
Non-current assets (or disposal groups) are considered as assets intended for sale and recognized at the lower of balance sheet value and fair value less selling costs if their balance-sheet value is recovered mainly from sale and not from use in operating activities.
Application of accounting rules of IFRS 5 does not have impact on comparative data for the previous period, except for changes in presentation of financial results and cash flow from discontinued operation.

Appendix No. 12. General Provisions of OAO Kuzbassenergo Accounting Policy for Year 2006.

Accounting policy for purposes of Russian accounting standards.

Accounting maintenance and preparation of accounting statements in the Company are in accordance with norms established by Federal Law No. 129-FZ dated 21.11.1996 *On Accounting* (as amended), the Chart of Accounts of Financial and Economic Activities of Organisations and the Instructions for its application approved by Order No. 94n of 31.10.2000 issued by the Ministry of Finance of Russia, the Accounting Regulations, the Russian Accounting Standard *Entity's Accounting* (RAS 4/99) approved by Order No. 43n of 06.07.1999 issued by the Ministry of Finance of the Russian Federation, Order No. 67n of 22.06.2003 issued by the Ministry of Finance of the Russian Federation *On Entities' Accounting Statement Forms* and other regulations of the Russian Federation regulating the procedure of accounting maintenance and accounting statements preparation as well as by the Accounting and Tax Policy of OAO Kuzbassenergo.
Accounting and tax accounting in the Company's Executive Office, branches and the representative office are maintained by accounting departments headed by chief accountants. Branches and the representative office submit to the Company's Executive Office statements being uncompleted for further consolidation and processing, calculation of some taxes and submission to parent bodies and tax authorities.
Accounting policy of the Company is formed on the basis of the following assumptions applied to accounting keeping and statements preparation (Article 6 of RAS 1/98, Order No. 60n of 9 December 1998 issued by the Ministry of Finance of the Russian Federation):
• Property separateness;
• Going concern;
• Accounting continuity;
• Time certainty of business transactions.
The following main requirements of the accounting policy are observed in accounting procedures and at preparation and submission of accounting statements: completeness, timeliness, diligence, substance over form, consistency and rationality.

Fixed assets.

Land plots, machines, equipment, vehicles and other respective assets with useful life of more than 12 months are recognized within fixed assets. Property with respect to which capital investments are completed, respective primary acceptance documents are issued, documents are submitted for state registration and actually operated are recognized as a part of fixed assets.
Assets of the value not exceeding 10,000 Rubles are recognized within inventories in Account 10 Materials. This norm is not applied to the following groups:
Buildings;
Structures;
Working and power machines and equipment;
Vehicles.
Such assets are accounted for in Account 01 Fixed Assets, and their value is included to the organization's costs by charging depreciation according to the established procedure.
Fixed assets are accounted for at actual purchase (construction) costs.
Fixed assets are stated at current (recovery) value less depreciation accumulated for the period of operation.
Annually the Company reassesses fixed assets engaging an independent appraiser and determines their reproduction cost. Amounts of asset increase in value and accumulated depreciation are charged to increase of additional capital
Depreciation of fixed assets is charged on a straight-line basis:
• With respect to fixed assets recognized before 01.01.2002, according to norms approved by Regulation No. 1072 of 22 October 1990 issued by the Council of Ministers of the USSR;
• With respect to fixed assets recognized from 01.01.2002, in accordance with Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.
Depreciation is not charged with respect to the following fixed assets, which application properties do not change with time:
• Land plots;

- Natural resources.
Income and expenses from retirement of fixed assets (sale, write off in case of moral and physical depreciation) are recognized in Form No. 2 Statement of Operations within other income and expenses. Fixed assets retirement expenses in case of gratuitous transfer (written-off value) are recognized in Form No. 2 Statement of Operations within other expenses.

Inventories.

Inventories are assessed at actual acquisition costs.
When allocated to production or retire otherwise, inventories are assessed at average cost. Custom tooling, special clothes and other personal protective means are accounted for as active assets irrespective of their value and useful lives.
Special clothes, other personal protective means and custom tooling with service life not exceeding 12 months are expensed as production-related costs on their handover (delivery) to the organization's employees. If the service life is more than 12 months, the value of special clothes, other personal protective means and so on is depreciated on a straight-line basis, taking into account their useful lives.

Income recognition.

Proceeds from sale of goods and provision of services recognized for accounting purposes on the shipment of goods to buyers and issuance of settlement documents to them is stated in the Statement of Operations less value added tax, discounts granted to buyers and other similar compulsory payments.
Proceeds from sale of goods and provision of services were recognized for taxation purposes on accrual basis.
The following is recognized as income of the Company from ordinary activities:
proceeds from sales of electric and heat energy;
proceeds from capacity sales;
proceeds from premium to the rate for reactive power compensation (tangent "phi");
proceeds received for non-returned condensate;
proceeds from sales of makeup and chemically treated water;
proceeds from sales of other finished products of auxiliary production;
proceeds from performed works (rendered services) of production nature for third parties (including transit);
proceeds from sales of other goods, products, services of non-production nature (residential rental);
income from property lease.
Profit from ordinary activities was determined as the difference between proceeds from sales of products at current prices and rates approved by the Regional Energy Commission exclusive of value added tax and its production costs.
The following is recognized as other income of the Company:
income to the amount of the interest due in accordance with contracts for use by a credit institution of funds on the Company's account in this credit institution are recognized as interest receivable;
income from retirement of fixed and other assets (sale, write off in case of moral and physical depreciation) are recognized as other income
income from participation in authorized capital of other entities are recognized as income from participation in other entities;
income in the form of fines and penalties for violation of contract terms;
assets received gratuitously, including under gift contracts;
profit of past years disclosed in the reporting year;
amount of accounts payable and bailor indebtedness written off in connection with expiry of the period of limitation;
exchange rate differences and other expenses.

Expense recognition.

Costs are accounted for and the cost of delivered energy is calculated by individual power plants, grids and the power system as a whole. Energy full cost is formed by summing up the cost of generation by power plants, cost of transmission and distribution in electric grids and heat networks, cost of purchased electric energy and expenses for executive staff maintenance, including expenses for management of the single technological process.

The following is calculated in the Company as a whole:
full cost of usefully supplied electric energy,
full cost of supplied capacity,
full cost of supplied heat energy.
1 kW h, 1 MW and 1 Gkal of electric energy, capacity and heat energy usefully supplied to consumers accordingly are considered as a calculation unit.
General running costs for executive staff maintenance are distributed between electric and heat energy in proportion to production costs of power plants. General running costs at power plants are distributed between electric and heat energy in proportion to their shop cost.
The cost of capacity is determined for the power system as a whole by separation of semi-fixed costs from the total amount of actual expenses for production of electric energy and capacity. This principle is determined in accordance with the rate regulating procedure taking into account generating company's semi-fixed costs in the certain reasonable amount when capacity rate is fixed.
Expenses related to goods sales accounted for in Account 44 Sale Expenses are allocated in full to Account 90 Sales in the reporting period.
Costs of heat energy transfer at power plants are accounted for separately from energy production costs. Transfer cost calculation is drawn up separately from electric and heat energy production, as for separate activity type.

Short-term and long-term assets and liabilities.

Financial investments, accounts receivable and accounts payable, including indebtedness under loans and credits, are recognized as short-term in the balance sheet if their maturity does not exceed 12 months from the balance sheet date. All other assets and liabilities are recognized as long-term in statements.
Long-term indebtedness under loans and credits cannot be transferred to short-term one if, according to contract terms, 365 days are left till principal repayment.
Indebtedness under loans and credits obtained is stated as at the end of the reporting period taking into account interest due according to terms of the loan or credit agreement.
All current costs, including additional ones, connected with obtaining and use of loans and credits are stated within other expenses of the Company when incurred irrespective of actual payment time.
Trade accounts receivable is determined taking into account prices and rates fixed by contracts between the Company and buyers (customers) and all provided discounts (markups) and VAT.

Authorized, additional and reserve capital.

Authorized capital is stated to the amount of par value of ordinary shares purchased by shareholders. The amount of the authorized capital corresponds to the amount set in the Company's Articles of Association.
Additional capital was formed at the expense of increase in fixed assets value as a result of revaluations made and purchase of shares in subsidiaries in the course of the Company's reorganization.
In accordance with Federal Law No. 208-FZ of 26.12.1995 *On Share Companies* the Company forms reserve capital amounting to 5 % of the authorized capital.
Allocations to reserve capital are made at the expense of net profit in accordance with a resolution of the general meeting of shareholders.

Provisions for future expenses.

For straight-line charging to production costs of expenses for all types of repair of production fixed assets, the Company annually establishes provision for repair work to the amount of annual repair cost normative with monthly allocation to manufacturing costs of 1/12 of the annual estimate to cost accounts.
At the end of the year the provision for repair work is adjusted as follows:
excessively reserved amounts for repair of fixed assets (according to inventory taking results) are reversed;
in case of deficiency of funds of the provision for repair work additional charge is effected to the debit of production cost accounts and to the credit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones).

Allowances.

Provisions for doubtful debts are established according to results of receivables inventory conducted at the end of the reporting year by debiting Account 91 Other Income and Expenses for amounts of established provisions within other expenses in correspondence with Account 63 Provisions for Doubtful Debts (Article 11 of RAS 10/99).

Amounts of the provision for doubtful debts established in the previous reporting year that were not used in the reporting year are allocated to financial results of the reporting year within other income by crediting Account 91 Other Income and Expenses in correspondence with Account 63 Provisions for Doubtful Debts.

The Company establishes provision for impairment of financial investment in case of stable decrease in value of financial investments. The amount of the established provision is recognized as other expenses and recorded to the credit of Account 59 Provision for Impairment of Financial Investment and to the debit of Account 91 Other Income and Expenses.

After creation of the provision for impairment of financial investment the value of financial investments is regularly monitored and checked if there are signs of impairment at the date of interim accounting statements.

In case of retirement (write-off) of financial investments (securities) in respect to which the provision was formed the amount of the provision is charged to other expenses (debit of Account 59 Provision for Impairment of Financial Investment, credit of Account 91 Other Income and Expenses).

As of 01.04.2007, the Company established provision for contingent liabilities, taking into account 100 % amount of the liability if the probability of its discharge in future as a result of court proceedings is high.

Consolidation Principles.

Annual consolidated financial statements include financial statements of OAO Kuzbassenergo and its subsidiaries.

Subsidiaries.

Subsidiaries are companies controlled by OAO Kuzbassenergo. The Group controls an enterprise in case it is entitled to determine directly or indirectly financial and operating policy of the enterprise aiming at obtaining economic benefits from its activities.

Financial statements of subsidiaries are included to consolidated statements of the Group from the date when actual control over them passed to the Group and is excluded from consolidated statements from the date of actual discontinuance of control. Minority interest is disclosed as a part of the Group's capital.

Assets and liabilities of all subsidiaries are assessed at fair value at the date of purchase.

Minority interest is initially stated in proportion to their share in fair value of assets and liabilities of subsidiaries.

At preparation of consolidated financial statements all settlement and transaction balances inside the Group as well as unrealized profit and loss resulting from transactions inside the Group are excluded.

Fixed assets.

Fixed assets are accounted for at actual cost. The actual cost of a fixed asset includes actual costs of purchase, construction and manufacturing, exclusive of value added tax and other reimbursable taxes. Capitalized costs do not include general running costs and other analogous overheads.

Fixed assets are stated at acquisition cost less depreciation. Assets acquired prior to 1 January 2003 are revaluated taking into account inflation impact till 31 December 2002 (IFRS 29 Financial Reporting in Hyperinflationary Economies).

If a fixed asset consists of several components having different useful lives, such components are accounted for as separate items of fixed assets.

Overhaul costs and costs of replacement of the separately accounted component of fixed assets are capitalized, and the balance-sheet value of the replaced component is written off. Cost of current repair, maintenance and technical service are recognized in the statement of operations in the period when they were incurred.

Depreciation

Depreciation of fixed assets is charged on a straight-line basis over the useful life of the individual asset.

For the purposes of depreciation the following useful lives are used:

Type of fixed assets	Useful lives (years)
Fixed assets used at generation of heat and electric energy	35-68
Fixed assets used for electric energy transmission	40
Fixed assets used for electric energy distribution	23-68
Fixed assets used at heat energy transfer	25-57
Other	5-60

Financial instruments.

Financial instruments carried on the Group's balance sheet include:

1. Financial assets:

financial investments,
loans issued,
trade accounts receivable,
other receivables,
Cash and cash equivalents,
2. Financial liabilities:
loans received,
trade payables,
other payables.

Financial instruments are initially recorded at fair acquisition value plus transaction costs associated with the purchase or issue of the financial instrument.

Inventories.

Inventories are stated at the lower of actual cost and net realizable value.

Allocation of inventories is accounted for basing on the weighted average cost principle.

Credits and loans.

Long-term credits and loans received or issued by the Group at rates lower than market ones are initially recognized at fair value by discounting all future cash flows at the average market interest rate available to the Group for financial instruments with similar conditions.

Borrowings or their portion are classified as short-term liabilities unless the Group has an unconditional right to defer redemption for more than 12 months after the balance sheet date.

Borrowings costs are expensed as incurred using the effective interest method. At the reporting date unpaid accrued interest is recorded within other accounts payable.

Pensions and other post-employment benefits.

Pension obligations
The Group has defined benefit pension plans. The liability recognized in the balance sheet in respect of defined benefit pension plan is the present value of pension obligations at the balance sheet date.

The present value of the defined benefit pension plan obligation is calculated by discounting estimated future cash outflows using interest rates of marketable government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liabilities.

The defined benefit obligation is calculated annually by the Group.

Other Post-Employment Benefits

The Group provides post-retirement healthcare benefits to its retirees. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans.

Actuarial gains and losses arising from changes in actuarial assumptions are charged to profit and loss account during the expected average remaining employment period of respective employees. The obligations are valued by the Group.

The basic assumptions used to calculate pension obligations are as follows:
discount rate;
expected increase in payments to recipients of the benefits;
expected average length of life of recipients of benefits.

Accounts Payable and Accruals.

Trade and other payables are stated at par value inclusive of value added tax.

If accounts payable are restructured and the present value of the restructured payables differs by more than ten percent from the original value, then the fair value of the restructured payable is measured as the present value of the future cash flows discounted at the interest rate available to the Group at the date of restructuring.

The amount of discount is credited to the statement of operations as gain on restructuring, and the long-term portion of discounted payables is reclassified to other long-term liabilities. The discounted amount is depreciated over the period of restructuring and is stated as interest expense.

Earnings per share.

Earnings per share are determined by dividing net profit or loss attributable to ordinary shareholders of the parent company by weighted average number of ordinary shares outstanding during the reporting period.

Minority interest.

Minority interest represents the share of net results of operations and net assets of a subsidiary attributable to the share that is not owned by OAO Kuzbassenergo directly or indirectly.

Related parties.

The Group discloses in financial statements information on relations between related parties and information on transactions with related parties as well as constituent elements of these transactions. Constituent elements of transactions include the following:
indicator of transaction volume, as amount or respective share;
amount or respective share of items to be settled;
pricing policy.
Items of similar nature are disclosed in the Group's financial statements as total values.
In case of control, information on relations between related parties is disclosed irrespective of the fact whether transactions were carried out.

Accounting estimates and assumptions.

In accordance with IFRS requirements the management chose a number of estimates and assumptions in respect to assets and liabilities stated in these financial statements.

The Group establishes the following provisions:

1. Provision for impairment of accounts receivable.
It is based on assessment of collectibility of amounts from specific customers. If there is deterioration in customers' solvency or actual defaults of counteragents are higher than the estimates, the actual results could differ from these estimates.

2. Provisions for impairment of assets include:
provision for impairment of fixed assets, being subject to write off. The Group tests fixed assets with a view to impairment annually. As a result, during last 3 years provision for impairment of fixed assets was not formed.
provision for impairment of obsolete inventories. The Group periodically evaluates its inventories to detect obsolete and non-liquid commodities and, if needed, creates the respective provision. The provision for impairment decreases value of inventories to the amount at which they may be realized less selling expenses.
provision for impairment of financial investments.

In case if the decrease in asset replacement cost in comparison with balance-sheet value is detected, the balance-sheet value is decreased to the replacement cost determined as a result of estimation. The amount of decrease is stated in the consolidated statement of operations in the period when the decrease was detected.

3. Provisions for liabilities and accruals include:
provision for pension obligations,
provision for obligations that can occur in the course of court proceedings.

A provision for liabilities and accruals is estimated by the Group basing on available facts and on the estimation of the most probable future events by the Group. Actual results can be different from estimates, and estimates can be decreased or increased by the Group in future periods, depending on final result or expectations based on respective facts.

Non-current assets (or disposal groups) intended for sale.
Non-current assets (or disposal groups) are considered as assets intended for sale and recognized at the lower of balance sheet value and fair value less selling costs if their balance-sheet value is recovered mainly from sale and not from use in operating activities.
Application of accounting rules of IFRS 5 does not have impact on comparative data for the previous period, except for changes in presentation of financial results and cash flow from discontinued operation.

Appendix No. 13. Regulation on Accounting and Tax Policy of OAO Kuzbassenergo for Year 2004.

Regulation on Accounting and Tax Policy of OAO Kuzbassenergo for Year 2004.

General Provisions

1.1. The present regulation shall apply to OAO Kuzbassenergo, its branches and representative office.

1.2. Accounting and tax accounting in the Company's Executive Office, branches and the representative office shall be maintained by accounting departments headed by chief accountants.
Branches and the representative office shall submit to the Company's Executive Office statements being uncompleted for further consolidation and processing, calculation of some taxes and submission to parent bodies and tax authorities.
Subsidiaries and dependent companies shall maintain accounting, prepare balance sheets and other accounting statements and pay taxes and dues independently in accordance with the legislation.

2. Accounting policy of the Company shall be formed on the basis of the following assumptions applied to accounting keeping and statements preparation (Article 6 of RAS 1/98, Order No. 60n of 9 December 1998 issued by the Ministry of Finance of the Russian Federation):
property separateness;
going concern;
accounting continuity;
time certainty of business transactions.

3. Accounting methods chosen by the Company at formation of the accounting policy shall be applied by all branches and the representative office, irrespective of their location.

4. Managers and chief accountants of branches and the representative office shall provide the following:
4.1. The following requirements of the accounting policy in accounting procedures and at preparation and submission of accounting statements are observed: completeness, timeliness, diligence, substance over form, consistency and rationality (Article 7 of RAS 1/98).

4.2. Property, liabilities and business transactions are accounted for in interrelated accounts included to the approved Unified Working Chart of Accounts of the Company (Annex No. 2 hereto) developed on the basis of the Organization's Chart of Accounts of Financial and Business Activity approved by Order No. 94n of 31 October 2000 issued by the Ministry of Finance of the Russian Federation and, taking into account the functionality of software used by the Company.

4.3. Assets (except for fixed assets), liabilities and business transactions are accounted for in Rubles and kopecks, without roundoff. Fixed assets are accounted for in Rubles. Sum differences from such roundoff are charged to Account 91 Other Income and Expenses as extraordinary income (expense).

4.4. Business transactions are documented and recorded in ledgers strictly by times, without any omissions and waivers, in accordance with the Regulation on Documents and Work Flow in Accounting (Order No. 105 of 29.07.83 issued by the Ministry of Finance of the USSR), on the basis of accounting work flow schedules.
Output forms of ledgers (gross book, ledgers, balance lists, etc.) created using computers are monthly printed on paper and signed by a responsible person and a chief accountant (or a person acting as the chief accountant). The chief accountant shall be responsible for safety of information both on paper and machine-readable media.

4.5. Primary accounting documents are entered into accounting records if made according to the form contained in albums of unified forms of primary accounting documents. Documents which form is not specified in such albums shall contain the following compulsory details:
document title;
document date;

name of the organization that issued the document;
business transaction content;
measures of the business transaction in natural and money units;
names of officials responsible for the business transaction carrying out and correctness of its documentation;
personal signatures of the mentioned persons and their clarification.
Recommended forms of documents developed by the Company are provided in Annex No. 2. For simplification of primary information and at the same time for receipt of full data on work time use and for salary accounting, a new timesheet form being the modification of Forms Nos. T-12 and T-13 is approved and allowed for application (Annex No. 2 hereto).

4.6. Rules of work flow in the Company for accounting purposes and of statements preparation are regulated by the work flow schedule approved in the Executive Office, branches and representative office. Time and volume of submission of primary and other accounting documents to the Company's accounting department are set in the work flow schedule.

4.7. Time and volume of submission of the Company's accounting statements to competent state regulatory bodies are not set by the work flow schedule but by the existing legislation.
Time and volume of submission of accounting statements to the Executive Office by branches and by the representative office are set by the Company's chief accountant.

4.8 Annual accounting statements of the Company are considered and approved by the general meeting of shareholders and submitted within time and to addresses set by Article 15 of the Federal Law No. 129-FZ of 21.11.1996 *On Accounting* (as amended on 30.06.2003).

4.9 The Company's managers have the authority to sign primary accounting documents in accordance with the Company's order documents. Heads of branches, the representative office and departments have the authority to sign primary accounting documents under letters of attorney issued by the Company or in accordance with the Company's order documents and have the authority to sign other internal documents of the Company if it is required for discharge of their duties.

4.10. Documents for business transactions with cash (on bank accounts and on hand) are signed by the general director and the chief accountant and can be signed by their deputies for respective spheres and persons authorized by them.

4.11. The content of accounting and tax ledgers and internal accounting statements is confidential. Persons having access to information contained in accounting ledgers and internal accounting statements are obliged to keep it confidential. They bear responsibility for its disclosure in accordance with the legislation of the Russian Federation.

4.12. In accordance with federal law on accounting and accounting statements in the Russian Federation, chief accountants of branches and the representative office maintain control over transaction record, submission of current information, preparation of accounting statements within the established time, analysis (together with other departments) of financial and economic activities, are directly subordinated to the director and, as regards accounting organization, preparation of statements and tax assessment, order and methodology of control maintenance, are subordinated to the Company's chief accountant.

4.13. Responsibility for organization and maintenance of accounting and tax accounting and for compliance of the recording of carried out financial and business transactions with the existing legislation in branches and the representative office is imposed on directors and chief accountants of branches and the representative office (Article 6 of the Law *On Accounting*).

5. Accounting Methods

5.1. Fixed Assets Accounting.

5.1.1. Fixed assets shall be a part of the Company's assets meeting the criteria of Article 4 of RAS 6/01 Fixed Assets Accounting (Order No. 26n of 30 March 2001 issued by the Ministry of Finance of the

Russian Federation (as amended on 18.05.2002), guidelines for accounting of fixed assets (Order No. 91n of 13.10.2003 issued by the Ministry of Finance of the Russian Federation) including:
buildings;
structures;
working and power machines and equipment;
measuring and control instruments and devices;
computers;
vehicles;
tools;
manufacturing and business inventories and fixtures;
working, productive and pedigree livestock;
perennial plants;
internal roads;
other fixed assets;
capital investments in reclamation;
capital investments in leased fixed assets;
land, natural resources (owned by the organization).

When determining composition and grouping of fixed assets, one should be guided by the All-Russia Classifier of Fixed Assets (OK-013-94) approved by Resolution No. 359 of 26.12.94 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification.

The recording of the acceptance of fixed assets as a part of the Company's assets shall be imposed on acceptance commissions established:
in the Executive Office, by Order No. 711 of 31.12.2003 On Order of Entering of Fixed Assets into the Books in the Executive Office of OAO Kuzbassenergo;
in branches, by similar orders.
Fixed assets purchased for further sale shall be accounted for in Account 41 Goods.

5.1.2. The inventory item being an item with all fixtures and fittings or a structurally detached item intended for performing certain independent functions or a detached complex of structurally connected objects representing a unit and intended for performing certain work shall be taken as a fixed assets accounting unit (Article 6 of RAS 6/01 Fixed Assets Accounting (Order No. 26n of 30 March 2001 issued by the Ministry of Finance of the Russian Federation)).
The inventory value of fixed assets shall be determined as the amount of all devices value (system block, monitor, printer, keyboard, mouse, etc.) enabling their use for performance of certain works. Components and peripheral items purchased for replacement of out-of-order computer devices shall be accounted for as spare parts in the respective subaccount of Account 10 Materials.

5.1.3. Property (buildings, structures and other property put into operation after 01.01.2000 shall be entered into the books if there are documents confirming its state registration in cases stipulated by the legislation (articles 218, 219 and 223 of the Civil Code of the Russian Federation). Prior to registration, such assets shall be recognized within capital investments in the respective subaccount of Account 08 *Investments in* Non-Current Assets (Letter No. 16-00-17-05 of 29 February 2000 of the Ministry of Finance of the Russian Federation No. 16-00-17-05, Letter No. VG-6-02/334 of 28 April 2000 of the Ministry of Taxation of the Russian Federation).

5.2. Fixed assets estimation methods.

5.2.1. When recognized fixed assets shall be estimated using the following methods:

a) at purchase of fixed assets, at actual costs of the organization for their acquisition determined in accordance with Article 8 of RAS 6/01 Fixed Assets Accounting and preliminarily accumulated in Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets;

b) at construction of fixed assets by contractor organizations and at own-account construction, at actual costs for completed and delivered capital construction determined in accordance with the Standard for Long-Term Investment Accounting approved by Order No. 160 of 30 December 1993 issued by the Ministry of Finance of the Russian Federation and the Standard Guidelines for Planning and Accounting of

Construction Work Cost approved by the Construction Committee of the Russian Federation on 4 December 1995, No. BE-11-260/7 accumulated preliminarily in Account 08 Investments in Non-Current Assets by items, subaccount Construction of Individual Items of Fixed Assets;

c) at receipt of fixed assets as contribution to the authorized (reserve) capital, at monetary estimate approved by founders (participants) unless otherwise is stipulated by the legislation of the Russian Federation (Article 9 of RAS 6/01). In this case record is preliminarily made to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets in correspondence with Account 75 Settlements with Founders. Costs (including transport and other delivery work) connected with acquisition of fixed assets to the authorized capital are also recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets;

d) at gratuitous receipt of fixed assets from legal and natural persons and at recognition of fixed assets detected as surplus according to inventory taking results, at market price at the date of recognition. At gratuitous receipt record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets from the credit of Account 98 Deferred Income in respective analytics. Costs (including transport and other delivery work, registration fees and other costs) connected with gratuitous acquisition of fixed assets shall also be recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets. On charge of depreciation of fixed assets received gratuitously record to the debit of Account 98 Deferred Income in the respective analytics and to the credit of Account 91 Other Income and Expenses shall be simultaneously made to the amount of accumulated depreciation within extraordinary income (Article 29 of Guidelines for Fixed Assets Accounting (Order No 91 of 13 October 2003 issued by the Ministry of Finance of the Russian Federation)).
After recognition of surplus according to inventory taking results record to the debit of Account 01 Fixed Assets from the credit of Account 91 Other Income and Expenses shall be made. Recognition of unrecorded property revealed at inventory taking shall be made by record to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets from the credit of Account 91 Other Income and Expenses. After registration of ownership in the unified state register it is recognized within fixed assets. Data on prices effective at the date of recognition shall be confirmed by documents or expert examination;

e) at acquisition of fixed assets under contracts stipulating for discharge of obligations (payment) by non-monetary assets, at the cost of valuables transferred or to be transferred to the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances (Article 11 of RAS 6/01);

f) contract price is recognized as the value of fixed assets received under barter contracts, in which contract price of barterable assets is fixed.

5.2.2. Costs under loans and credits (interest and so on) obtained for acquisition of fixed assets shall be included to the historical cost of fixed assets in accordance with articles 23 through 31 of RAS 15/01 Accounting of Loans and Credits and Their Service Costs (Order No. 60n of 2 August 2001 issued by the Ministry of Finance of the Russian Federation).

5.2.3. Expenses for (income from) purchase of fixed assets occurred after their recognition (sum differences, nonrefundable taxes, etc.) shall be accounted for in Account 91 Other Income and Expenses within extraordinary expenses (income) in the respective analytics.

5.2.4. The historical value of fixed assets shall be changed only in cases of extension, additional equipping, reconstruction and modernization, partial liquidation and revaluation of fixed assets.

5.2.5. Full or partial revaluation of groups of homogeneous fixed assets at present (replacement) value by indexation or direct adjustment using documented market prices shall be effected once a year (on 1 January of the reporting year) under the Company's separate order and thereafter shall be effected annually.
Revaluation **surplus** of a fixed asset shall be charged to Account 83 Additional Capital to the amount calculated less its devaluation made in previous reporting periods and allocated to profit and loss account as operating expenses. The amount of fixed asset revaluation surplus equal to the amount of its devaluation

made in previous reporting periods and located to profit and loss account as expenses shall be accounted for in Account 91 Other Income and Expenses within operating income.
The amount of fixed asset devaluation shall be charged to decrease in additional capital formed at the expense of surplus amounts formed in previous reporting periods (Article 15 of RAS 6/01, as amended on 18.05.2002). The excess of fixed asset devaluation over surplus charged to additional capital as a result of its revaluation conducted in previous reporting periods shall be charged to Account 84 Undistributed Profit (Uncovered Loss).

5.2.6. The amount of surplus (devaluation) occurred from revaluation of branches' fixed assets shall be transferred to the Company's Executive Office to the debit (credit) of Account 79 Intra-Organizational Settlements, subaccount Settlements for Segregated Property.

5.2.7. At retirement of a fixed asset, its revaluation surplus shall be transferred from Account 83 Additional Capital to Account 84 Undistributed Profit (Uncovered Loss) as profit of the reporting year (Article 15 of RAS 6/01, as amended on 18.05.2002).

5.2.8. Estimate of a fixed asset, which value at acquisition is denominated in foreign currency, shall be made by translation of the amount in foreign currency at the rate of the Central Bank of Russia effective at the date of the asset recognition in Account 01 Fixed Assets. Exchange rate differences occurred shall be accounted for by debiting (crediting) Account 08 Investments in Non-Current Assets and crediting (debiting) Account 91 Other Income and Expenses within extraordinary expenses (income) (Article 16 of RAS 6/01).

5.2.9. Gratuitous transfer and sale of fixed assets to outside organizations and natural persons, the write off of underdepreciated fixed assets due to their unserviceability and missing fixed assets detected as a result of inventory taking or stolen ones shall be made with written consent of deputy general directors according to the sphere of their responsibility as follows:
fixed assets of non-production sphere (housing and utility services, public catering, motor transport, etc.), first deputy general director for general matters;
manufacturing fixed assets, deputy general director - technical director.
The write off of fully depreciated fixed assets due to unserviceability and partial liquidation of fixed assets shall be made with permission of branch or representative office director.
At the write off of underdepreciated fixed assets VAT falling on underdepreciated portion shall be restored without, taking into account revaluations.
Material assets remaining after the write off of nonreplaceable and unserviceable fixed assets shall be entered into the books at market value at the date of fixed asset write off and charged to Account 91 Other Income and Expenses within operating income.

5.2.10. The depreciated value of retired fixed asset shall be written down from the credit of Account 01 Fixed Assets to the debit of the respective subaccount of Account 91 Other Income and Expenses:
as operating expenses in case of retirement of the fixed asset in consequence of sale, transfer to the authorized (reserve) capital, liquidation;
as extraordinary expenses in case of retirement of the fixed asset in consequence of gratuitous transfer, write off in case of moral or physical depreciation.

5.2.11. Expenses from the write off of fixed assets at accidents, natural disasters and other emergencies shall be accounted for in the respective reporting period within extraordinary expenses.

5.3 Depreciation of fixed assets

5.3.1. Depreciation of fixed assets shall be charged on a straight-line basis over the useful life of the individual asset. With respect to fixed assets recognized before 01.01.2002 depreciation shall be charged in accordance with Regulation No. 1072 of 22 October 1990 *On Unified Depreciation Rates for Complete Recovery of Capital Assets of the USSR National Economy* issued by the Council of Ministers of the USSR. With respect to fixed assets recognized from 01.01.2002 depreciation shall be charged in accordance with Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.

5.3.2. Depreciation of property with respect to which capital investments are completed, respective primary acceptance documents are issued, documents are submitted for state registration and actually operated shall be charged according to the standard procedure from the first day of the month following the month when the asset was put into operation. When such assets are entered into the books as fixed assets after state registration, the previously charged depreciation shall be adjusted (Article 52 of Guidelines for Fixed Assets Accounting approved by [Order] No. 91n of 13.10.2003 issued by the Ministry of Finance of the Russian Federation).

5.3.3. Fixed assets of the value not exceeding 10,000 Rubles (as well as purchased books not included to the library stock) shall be expensed to Depreciation on their release to production or operation. The mentioned operation shall be recorded to the debit of manufacturing costs (sales costs) accounts and the credit of Account 01 Fixed Assets and is documented by a charge-off report according to form MB-8.
To ensure safety of these assets at manufacturing or operation, control over their movement shall be organized in the Executive Office, branches and the representative office. Current quantity accounting of this items at place of their operation shall be maintained in the Inventory List of Commissioned Assets of the Value Less Than 10,000 Rubles according to the recommended form, separately from fixed assets depreciated in accordance with the standard procedure (Annex 2 hereto). Control of compliance of inventory list items to records in inventory cards shall be exercised by the accounting department and materially-responsible persons.
Retirement of fixed assets of the value not exceeding 10,000 Rubles shall be documented by the Report of Retirement of Fixed Assets of the Value Less Than 10,000 Rubles according to the recommended form (Annex 2 hereto).

5.3.4. Depreciation shall not be charged with respect to the following fixed assets:
housing facilities (Article 17 of RAS 6/01);
land improvement facilities (Article 17 of RAS 6/01);
productive livestock (Article 17 of RAS 6/01);
perennial plants (Article 17 of RAS 6/01);
land plots (Article 17 of RAS 6/01);
natural resources (Article 17 of RAS 6/01);
fixed assets received prior to 1 January 2000 under gift contracts and free of charge in the course of privatisation (Letter No. 04-02-05/1 of 10 August 2000 of the Ministry of Finance of the Russian Federation);
books, brochures and similar editions.

5.3.5. Charge of depreciation shall be suspended by resolution of the head of a branch for the period of fixed asset restoration (repair, modernization, reconstruction) which length exceeds 12 months, and by the order of OAO Kuzbassenergo at their preservation for the period of more than 3 months (Articles 23 of RAS 6/01).

5.3.6. Depreciation charged with respect to manufacturing fixed assets at the credit of Account 02 Depreciation of Fixed Assets, subaccount Accumulated Depreciation shall be allocated to financing of production capital investments by record to the debit of Account 02 Depreciation of Fixed Assets, subaccount Accumulated Depreciation from the credit of Account 02 Depreciation of Fixed Assets, subaccount Depreciation Used for Capital Investments.
If capital investments are made at the expense of intercompany reallocation of depreciation, off-balance accounting with acceptance (delivery) of financing source between branches under off-balance advices shall be maintained.

5.4. Procedure of fixed assets accounting and repair financing.

5.4.1. For straight-line charging to manufacturing costs of expenses for all types of repair of production fixed assets, provision for repair work for the current financial year shall be created in Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) to the amount of annual repair cost normative with monthly allocation to manufacturing costs (Accounts 23, 25 and 26) of 1/12 of the annual estimate.

At the end of the year the provision for repair work shall be adjusted as follows:
excessively reserved amounts for repair of fixed assets (according to inventory taking results) are reversed;
in case of deficiency of funds of the provision for repair work additional charge is effected to the debit of production cost accounts and to the credit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones).
Costs by types of repair (capital and current repair) and methods of performance (engaging contractors and using own resources) shall be accounted for separately.
All costs of production fixed assets repair effected by:
the organization itself shall be accounted for in Account 23 Auxiliary Production, subaccounts Capital Repair of Fixed Assets Using Own Resources and Current Repair of fixed assets Using Own Resources with their further monthly allocation in full to the debit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones).
by contractors shall be charged in full to the debit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) from the credit of Account 60 Settlements with Suppliers and Contractors under respective subaccounts.
In case of insufficiency of funds of the provision for repair of production fixed assets (including leased ones) the debit balance of the Account Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) shall be recorded at the end of the month in the balance sheet item Other Production Inventories and Costs.
Costs of non-production fixed asset repair shall be allocated to the debit of Account 29 Service Sector from the credit of respective subaccounts of Account 23 Auxiliary Production or Account 60 Settlements with Suppliers and Contractors on repair performance without provision creation.

5.5. Accounting of intangible assets.

5.5.1. Intellectual property shall be recognized as intangible assets provided that all conditions stipulated for in Article 3 of RAS 14/2000 Accounting of Intangible Assets are fulfilled (Order No. 91n of 16 October 2000 issued by the Ministry of Finance of the Russian Federation).

5.5.2. When recognized intangible assets shall be estimated as follows:
a) at purchase of intangible assets, at actual purchase costs incurred by the organization in accordance with Article 6 of RAS 14/2000 Accounting of Intangible Assets (Order No. 91n of 16 October 2000 issued by the Ministry of Finance of the Russian Federation) collected preliminarily in Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation;
b) at creation of intangible assets by the Company itself, at actual costs of creation, production, exclusive of value added tax and other refundable taxes collected preliminarily in Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation (Article 7 of RAS 14/2000);
c) at acquisition of intangible assets as contribution to the authorized (reserve) capital, at monetary estimate agreed by founders (participants), unless otherwise is provided for by the legislation of the Russian Federation (Article 9 of RAS 14/2000). In this case preliminary record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation in correspondence with Account 75 Settlements with Founders. Costs connected with acquisition of intangible assets to the authorized capital shall also be recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation;
d) at gratuitous receipt of intangible assets from legal and natural persons, at market price at the date of recognition. In this case record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation from the credit of Account 98 Deferred Income in the respective analytics. Costs connected with gratuitous acquisition of intangible assets shall also be charged to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation. Data on prices effective at the date of recognition shall be confirmed by documents or expert examination.
When amortization is charged with respect to such intangible asset, records shall be simultaneously made to the debit of Account 98 Deferred Income in the respective analytics and the credit of Account 91 Other Income and Expenses within extraordinary income;
e) at acquisition of intangible assets under contracts providing for fulfilment of obligations (payment) by non-monetary assets, at the cost of valuables transferred or to be transferred by the Company determined on

the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances (Article 11 of RAS 6/01);
f) a contract price shall be recognized as the value of intangible assets received under barter contracts, in which the contract price of barterable assets is fixed.

5.5.3. Amortization of all groups of intangible assets shall be charged on a straight-line basis, taking into account norms calculated basing on useful lives of intangible assets, using Account 05 Amortization of Intangible Assets (articles 15,16, 21 of RAS 14/2000).

5.5.4. Useful lives of intangible assets shall be determined independently at recognition of the asset, taking into account the expected period of the asset use during which economic benefits (income) can be received. At the same time expected useful life shall not be longer than the validity of a patent, certificate or other title documents and limitations for intellectual property use according to the existing legislation of the Russian Federation (Article 17 of RAS 14/2000).
Amortization rates of intangible assets which useful lives cannot be determined shall be set on the assumption of 20-year period (provided that is it is not longer than the organization's life).

5.6. Lease of fixed assets

5.6.1 Assets leased out shall be accounted for separately in Account 01, subaccount Fixed Assets Leased out. All costs relating to assets leased out shall be recorded in Account 90 Sales.
Depreciation of assets leased out shall be charged to the credit of Account 02 Depreciation of Fixed Assets and the debit of accounts 20, 23 and 25.
Lease contracts shall provide for complete payback of assets (including local taxes: land tax, property tax, etc.).

5.6.2. Fixed assets leased in shall be accounted for in Off-Balance Account 001 Leased Fixed Assets at the estimate mentioned in lease contracts. Analytical accounting shall be maintained by lessors and by each individual leased fixed asset.

5.6.3. Time of fixed asset lease, rent, terms of their maintenance and repair, change in value in consequence of capital work and settlement procedure shall be determined in a lease contract.

5.6.4. Assets purchased for further lease and acquisition of income shall be recognized in Account 03 Income-Bearing Investments in Tangible Assets.

5.7. Peculiarities of accounting of investments in non-current assets.

5.7.1. Costs of the Works and Building Department maintenance (salaries, business trip expenses) shall be borne at the expense of funds allocated for capital construction financing and be included to the inventory value of assets put into operation (Article 1.4. of the Standard on Accounting of Long-Term Investments approved by Order No. 160 of 30.12.93 issued by the Ministry of Finance of the Russian Federation).

5.7.2. Expenses on maintenance of the Works and Building Department of the Executive Office shall be monthly allocated between branches in proportion to the scope of branches' construction and erection work using the ratio calculated as the relation of the scope of the branch's construction and erection work for the reporting month to the total scope of the Company's construction and erection work for the month.

5.7.3. Costs of capital construction classified in accordance with clause 3.1.7. of the Standard on Accounting of Long-Term Investments approved by Order No. 160 of 30.12.93 issued by the Ministry of Finance of the Russian Federation as costs that do not increase the value of fixed assets shall be included to the inventory value of capital investment objects at their recognition.

5.7.4. If the Company is an interest holder at construction, transfer of monetary assets or property to the main developer in the order of share participation shall be recognized as accounts receivable under this

construction by record to the debit of the respective subaccount of Account 76 Settlements with Various Debtors and Creditors in correspondence with cash or assets accounts.
After completion of construction (or its part) the respective costs shall be recognized by the record from the credit of the respective subaccount of Account 76 Settlements with Various Debtors and Creditors to the debit of Account 08 Investments in Non-Current Assets, subaccount Construction of Fixed Assets.

5.7.5. Should the Company be a main developer, funds received by it from interest holders shall be accounted for as target financing funds in the debit of Account 86 Target Financing in correspondence with cash or assets accounts.

5.7.6. Research and development in the Company shall be accounted for in accordance with the Accounting Standard *Accounting of Expenses on Scientific and Research and Technological Work* (RAS 17/02).
Expenses on scientific and research and technological work are recognized provided the following terms are observed:
the amount of expenses can be determined and confirmed;
performance of works is confirmed by documents;
use of work results for production and managerial needs will lead to obtaining future economic benefits (income);
use of results of scientific and research and technological work can be demonstrated.
Research and development costs shall be accounted for in Account 08 Investments in Non-Current Assets (Article 5 of RAS 17/02).
Costs of research and development work which results are subject to legal protection and registered according to the procedure set by the law (patents, certificates and other documents certifying the Company's exclusive right to R&D results) shall be accounted for as intangible assets (Article 4 of RAS 14/2000).
Costs of research and development work which results are not registered in accordance with the established procedure shall be allocated from the credit of Account 08 Investments in Non-Current Assets to expenses for ordinary activities on a straight-line basis over the established period (Article 11 of RAS 17/02).
The period of R&D costs depreciation shall be 3 years.
R&D costs that did not brought positive result and R&D results which application is terminated shall be documented by a report of branch's production and technical department.
The report shall be considered by the production and technical department of the Executive Office and upon the written consent of the technical director. Costs incurred shall be simultaneously expensed to extraordinary costs of the reporting period.

5.8. Inventories Accounting.

5.8.1. The following assets shall be considered as inventories:
intended for use as raw materials, materials, etc. at manufacture of products, performance of works and provision of services, repair of fixed assets and construction and erection work, cultural and educational needs;
intended for sale (finished products and goods);
intended for use as instruments of labour within the period not exceeding 12 months;
intended for the organization's managerial needs.

5.8.2. Implements, tools, business fixtures with the service life of less than one year shall be accounted for within inventories in Account 10 Materials.

5.8.3. The nomenclature number developed for the particular inventory shall be recognized as an inventory accounting unit.

5.8.4. When recognized inventories shall be estimated as follows:
- at purchase, at actual purchase costs exclusive of value added tax and other taxes refunded from the budget determined in accordance with articles 6 and 11 of RAS 5/01 (Order No. 44n of 9 June 2001 issued by the Ministry of Finance of the Russian Federation), taking into account provisions of Article 15 of RAS 15/01 Accounting of Loans and Credits and Their Service Costs at accounting of interest and other expenses related to borrowings;

at manufacture by the Company itself, at actual costs of manufacturing of these inventories. Accounting and cost accounting of inventories manufacturing are maintained according to the procedure set for determination of the cost of respective products (Article 7 of RAS 5/01);
contributed to the authorized capital, at monetary estimate agreed by founders (participants), unless otherwise is provided for by the legislation of the Russian Federation, taking into account actual costs of inventory delivery and putting them into usable condition according to Article 6 of RAS 5/01 (articles 8 and 11 of RAS 5/01);
- received gratuitously or under gift contracts and remaining after retirement of fixed and other assets, recognition of inventories detected as surplus according to inventory taking results, at current market value at the date of recognition, taking into account actual costs of inventory delivery and putting them into usable condition (articles 8 and 11 of RAS 5/01).
- received under contracts providing for fulfilment of obligations (payment) by non-monetary assets, at the cost of valuables transferred or to be transferred to the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances. If it is not possible to determine the value of assets transferred or to be transferred to the Company the cost of inventories received by the organization under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be determined on the basis of the price at which similar inventories are usually acquired in comparable circumstances. The actual cost of these inventories shall also include actual costs of inventories delivery and putting them into usable condition according to articles 6, 10 and 11 of RAS 5/01;
A contract price shall be recognized as the value of inventories received under barter contracts, in which the contract price of barterable assets is fixed.

5.8.5. Estimate of inventories, which value at acquisition is denominated in foreign currency shall be made by translation of the amount in foreign currency at the rate of the Central Bank of Russia effective at the date of the inventories recognition (Article 15 of RAS 5/01).

5.8.6. Inventories received by the Company without payment documents (unbilled deliveries) shall be recognized at contractual price. If the price is not stipulated in the contract, then the price at which the Company determines expenses with respect to similar inventories shall be used for its determination as well as for determination of the amount of payment or accounts payable (Articles 6.1. of RAS 10/99). After receipt of payment documents the difference between the actual cost of inventories and their estimate at recognition shall be allocated to the same cost accounts to which inventories were allocated and to the balance of these inventories in stock in proportion to their amount.
If payment documents for unbilled deliveries were received in the following year after presentation of annual accounting statements then:
a) the book value of inventories shall not be changed;
b) the amount of value added tax shall be accounted for in accordance with the established procedure;
c) settlements with the supplier shall be adjusted, and amounts of the formed difference between the book value of recognized inventories and their actual cost shall be allocated in the month when payment documents were received:
decrease in value of inventories shall be debited to Account 60 Settlements with Suppliers and Contractors and credited to Account 91 Other Expenses;
increase in value of inventories shall be debited to Account 91 Other Expenses and credited to Account 60 Settlements with Suppliers and Contractors (clause 41 of Guidelines for Accounting of Inventories (approved by Order No. 119n of 28.12.2001 issued by the Ministry of Finance of the Russian Federation)).

5.8.7. Goods acquired for retail sale shall be accounted for at sale value using Account 42 Trade Markup (Article 13 of RAS 5/01). The amount of markup falling on the balance of unsold goods shall be determined on the basis of the percentage of disposed goods value to accounted goods value

5.8.8. Goods acquired for wholesale trade shall be accounted for at purchase cost, taking into account costs of storage and delivery of goods to warehouses (depots) till the moment of their delivery to sale (Article 13 of RAS 5/01).

5.8.9. Inventories owned by the Company but being in transit or pledged to the buyer shall be recognized at the value stipulated in the contract with further adjustment of the actual cost (Article 26 of RAS 5/01).

5.8.10. Fuel purchased for energy generation shall be accounted for at actual cost that includes the following: fuel cost according to suppliers' bills including discounts (markups) for degraded (premium) quality, payment for other supplier's services, commodity exchange services, railway tariff for fuel transportation from the place of shipment to the destination station and from the destination station to discharge facilities, other expenses in accordance with articles 6 and 11 of RAS 5/01, except for expenses of the fuel and transportation department.
Expenses of the fuel supply department on car unloading, storage and intraterminal fuel transfer from depots and supply for technological needs shall not be included to fuel cost, but shall be allocated to energy generation as costs of the fuel and transportation department (clause 4.7 of Guidelines for Organization of Fuel Accounting at Heat Power Plants RD 34.09.105-96).

5.8.11. At allocation of inventories (except for goods accounted for at sale value) to production and other disposal they shall be estimated at average cost of each inventory type.
The average estimate of the actual cost of materials allocated to production or other purposes shall be effected by determination of material actual cost at the moment of its allocation (moving estimate).

5.8.12. Transfer to production (operation) of inventories shall be documented by an internal invoice according to Form M-11 for internal movement (from one reporter to another).
Charge-off of inventories allocated to production, except for construction materials, shall be made under an equipment and other inventories charge-off report according to the recommended form (Annex No. 2 hereto).
Charge-off of implements and fixtures allocated to production shall be made under a charge-off report according to the recommended form with simultaneous issuance of an internal invoice according to Form M-11 for allocation to production (Annex No. 2 hereto).

5.8.13. Special tools, special fixtures, special equipment and special clothes shall be accounted for by the Company in accordance with Guidelines for Accounting of Special Tools, Special Fixtures, Special Equipment and Special Clothes approved by Order No. 135n of 26.12.2002 issued by the Ministry of Finance of the Russian Federation.
The list of instruments of labour accounted for within special tools, special fixtures, special equipment (custom tooling) applied for non-standard operations (clause 2 of the Guidelines) shall be determined by branches, taking into account technological process peculiarities.
When determining the composition and grouping of fixed assets, one should be guided by the All-Russia Classifier of Fixed Assets OK-013-94 (approved by Resolution No. 359 of 26.12.94 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification) and the All-Russia Classifier of Types of Economic Activities, Products and Services OK-004-93 (approved by Resolution No. 17 of 06.08.93 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification).
Custom tooling, special clothes and other personal protective means irrespective of their value and useful life shall be accounted for as active assets (clause 50 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation approved by the Order of the Ministry of Finance of the Russian Federation of 29.03.2000). To account for these items subaccounts 10.10 Custom Tooling and Special Clothes in Stock and 10.11 Custom Tooling and Special Clothes in Operation of the balance sheet account 10 Materials shall be used.
Bedding, tools intended for production of typical products (clause 4 of the Guidelines) and other organizational items recognized as active assets shall be accounted for in Account 10.9 Implements and Fixtures.
Special clothes, other personal protective means and custom tooling with service life not exceeding 12 months shall be allocated to the debit of manufacturing costs accounts on its handover (delivery) to the organization's employees (clause 21 of the Guidelines).
Delivered special clothes, other personal protective means, etc. shall be allocated to production under a charge-off report according to form MB-8 with simultaneous issuance of an internal invoice for allocation to production according to Form M-11.
If the service life is more than 12 months, the value of special clothes, other personal protective means and so on shall be depreciated on a straight-line basis, taking into account their useful lives (clause 26 of the Guidelines).

Special clothes, other personal protective means, etc. intended for long use shall be delivered to an employee against its signature in the employee's individual card (form MB-2) and in the Sheet of Allocation of Special Clothes, Other Personal Protective Means, etc. (form MB-7).
The value of special tooling shall be depreciated on a straight-line basis, taking into account item's actual cost and norms calculated basing on the item's useful life (clause 24 of the Guidelines). The useful life of special tooling in branches shall be established by a permanent committee individually for each type of special tooling.
The write off of special tooling and special clothes shall be effected at actual retirement (in case of moral and physical depreciation, sale, gratuitous transfer, contributing to the authorized capital of other entities, liquidation at emergencies, etc.).

5.8.14. The write off of inventories transferred under a gift contract or gratuitously shall be effected on the basis of primary documents for material movement (material release slip according to Form M-15, material release order and Inventory Gratuitous Acceptance and Delivery Certificate (Annex No. 2 hereto). Materials shall be written off in accordance with clause 5.8.11 hereof. The value of materials delivered gratuitously and expenses attributable to movement of these materials shall be charged to financial results within extraordinary expenses (Article 12 of RAS 10/99 Organization's Expenses, No. 33n of 06.05.1999, Article 132 of the Guidelines for Inventory Accounting, No. 119n of 28.12.2001(as amended on 23.04.2002)).

5.8.15. In connection with seasonal production and energy supply cycle the reserve stock of coal, fuel oil and other inventories shall be created in accordance with norms approved by the Company's management.

5.8.16. Inventories shipped by the supplier and not received to the Company's stock which title passed to the Company (irrespective of the fact whether they are paid or not) shall be recognized as inventory in transit at the end of the month.

5.8.17. If there are no discrepancies between supplier's data and actual data (quantity and quality), acceptance and recognition of materials shall be made by affixing a stamp with pay-in slip requisites on the supplier's documents (invoice, bill) instead of drawing up of the pay-in slip (Form M-4) (clause 49 of the Guidelines for Inventory Accounting, No. 119n of 28.12.2001 (as amended on 23.04.2002)).

5.9. Financial investment accounting.

5.9.1. The Company shall account for financial investments in accordance with RAS 19/02 Financial Investments Accounting approved by Order No. 126n of 10.12.2002 issued by the Ministry of Finance of the Russian Federation.

5.9.2. The following shall be recognized as financial investments of the Company (Article 3 of RAS 19/02):
state and municipal securities, securities of other organizations, including debt securities in which maturity date and redemption value are determined (bonds, promissory notes);
contributions to authorized (reserve) capitals of other organizations (including subsidiaries and dependent companies);
loans granted to other organizations;
deposits with credit institutions;
receivables acquired by virtue of assignment of the right of claim;
contributions under special partnership agreements and so on.

5.9.3. Financial investments shall be accounted for in Account 58 Financial Investments with division of investments to short-term and long-term, depending on their maturity (repayment period) and intentions with which they were made:
long-term, when set maturity (repayment period) is more than one year or investments are made with intention to receive income thereunder for more than one year;
when set maturity (repayment period) is not more than one year or investments are made without intention to receive income thereunder for no more than one year.

5.9.4. Financial investments shall be accounted for at historical cost. The historical cost of purchased financial assets shall be considered as the amount of the organization's actual acquisition costs exclusive of

value added tax and other refundable taxes (except for the cases provided for by the legislation of the Russian Federation).
The following amounts shall be considered as acquisition costs of assets as financial investments:
amounts paid to the seller under a contract;
amounts paid to organizations and other persons for information and consulting services connected with acquisition of the mentioned assets;
fees paid to a middleman organization or another person through the intermediary of which financial investments were acquired;
costs under received loans and credits incurred before recognition of financial investments at leveraged purchase of financial investments (Article 15 of RAS 15/01 Accounting of Loans and Credits and Respective Servicing Costs approved by Order No. 60n of 02.08.2001 issued by the Ministry of Finance of the Russian Federation);
other costs directly associated with acquisition of assets as financial investments.
Actual costs of acquisition of assets as financial investments are determined, taking into account sum differences that occur in cases when payment is made in Rubles to the amount equivalent to the amount in foreign currency (conventional currency units) before recognition of assets as financial investments.

5.9.5. The monetary estimate of financial investments contributed to the authorized (reserve) capital of other organizations agreed by founders (participants) of organizations shall be the historical cost of such financial investments unless otherwise is stipulated by the legislation of the Russian Federation.

5.9.6. The historical cost of loans granted to other organizations shall be the amount of actually transferred monetary assets or asset balance-sheet value if loan of property (non-monetary assets) is granted.

5.9.7. The historical cost of financial investments contributed to the special partnership shall be their monetary estimate agreed by partners under a special partnership agreement.

5.9.8. The historical cost of financial investments acquired under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be the value of assets transferred or to be transferred by the Company. The value of assets transferred or to be transferred by the organization shall be determined on the basis of the price at which the Company determines the value of similar assets in comparable circumstances.
If it is not possible to determine he value of assets transferred or to be transferred by the Company, the value of financial investments received by the Company under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be determined, taking into account the cost at which in comparable circumstances similar financial investments are acquired.

5.9.9. The historical cost of financial investments such as securities received gratuitously shall be:
- their current market value at the date of recognition. The current market value of securities shall be their market price calculated in accordance with the established procedure by a trading organizer in the securities market;
the amount of monetary assets that can be received as a result of received securities sale at the date of their recognition, for securities which market price is not calculated by a trading organizer in the securities market.

5.9.10. Financial investments the current market value of which can be determined in accordance with the established procedure shall be recognized at the end of the reporting year at current market value by adjusting their estimate at the previous reporting date. The mentioned adjustment shall be made each quarter.
The difference between the estimate of financial investments at current market value at the reporting date and the previous estimate of financial investments shall be charged to financial results (within operating income or expenses).
Financial investments the current market value of which cannot be determined shall be recognized at historical cost in accounts and accounting statements at the reporting date.
If the current market value of financial investment estimated previously at current market value cannot be determined at the reporting date such financial investment shall be recognized at its last estimated value.

5.9.11. The initial market value of debt securities which current market value cannot be determined shall not be carried to par value (Article 22 of RAS 19/02 Financial Investments Accounting, No. 126n of 10.12.2002).

5.9.12. At retirement of an asset which is recognized as financial investment and which current market value cannot be determined, its value shall be determined on the basis of the historical cost of each accounting unit of financial investments (Article 26 of RAS 19/02).

5.9.13. At retirement of assets that are recognized as financial investments and which current market value is determined, their value shall be determined basing on the last estimate.

5.9.14. The estimate of financial investments at the end of the reporting period shall be made at historical cost of each accounting unit of financial investments and at current market value (Article 32 of RAS 19/02).

5.9.15. The following information shall be formed in analytical accounting with respect to recognized state securities and securities of other organizations in accordance with Article 6 of RAS 19/02:
issuer's (organization's) name;
security name;
number, series, etc.;
nominal price;
purchase price;
expenses associated with purchase of securities;
total number;
purchase date;
date of sale or other disposal;
safekeeping place.

5.10. Accounting of transactions in foreign currencies and settlements in conventional units.

5.10.1. Assets and liabilities which value is denominated in foreign currency shall be recognized at Ruble estimate by translation of their value in foreign currency at the rate of the Central Bank of the Russian Federation as of the date of transaction, and for preparation of accounting statements, at the last quoted rate of the Central Bank of the Russian Federation in the reporting period (articles 3 and 6 of RAS 3/2000).

5.10.2. At preparation of accounting statements Ruble estimate of assets (fixed assets, intangible assets, long-term securities, inventories) paid in foreign currency and recognized at historical cost or at actual acquisition costs shall not be translated (Article 9 of RAS 14/2000).

5.10.3. Exchange rate differences occurring as the difference between the Ruble estimate of assets or liabilities which value is denominated in foreign currency calculated at the rate of the Central Bank of the Russian Federation at the date of payment obligation fulfilment or the date of accounting statements for the reporting period and the Ruble estimate of these assets or liabilities calculated at the rate of the Central Bank of the Russian Federation at the date of their recognition in the reporting period or the date of accounting statements for the previous reporting period shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred (Article 13 of RAS 3/2000).

5.10.4. Sum differences occurred at settlements for inventories, performed works, rendered services which value is denominated in conventional units shall be allocated to expenses for acquisition of the mentioned assets and recognized in inventories and costs accounts till the moment of their recognition. Sum differences occurred after recognition of inventories, performed works, rendered services shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred.

5.10.5. Sum differences occurred at settlements with banks at purchase (sale) of foreign currency at the rate different from the rate of the Central Bank of the Russian Federation shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred.

5.10.6. Sum differences occurred with respect to other earnings (penalties and fines) associated with performance of economic contracts shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred.

5.11. Accounting of transactions on settlement accounts.

5.11.1. Settlements with debtors and creditors shall be recognized in accounts and statements to the amounts following from accounting records and considered as correct by the Company (clause 73 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation (Order No. 34n of 29 July 1998 issued by the Ministry of Finance of the Russian Federation).
Settlements with banks and budget shall be agreed with respective organizations; outstanding balance amounts shall not be admitted (clause 74 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation (Order No. 34n of 29 July 1998 issued by the Ministry of Finance of the Russian Federation).

5.11.2. Settlements with debtors and creditors shall be recognized in respective accounts provided for by the Unified Working Chart of Accounts of the Company in accordance with requirements of timeliness and completeness of accounting and accounting statements.

5.11.3. In accordance with the assumption of time certainty of business transactions, accounts receivable and accounts payable shall be formed in routine accounting in the reporting period when respective facts of economic activity took place, irrespective of actual time of receipt or payment of monetary assets associated with these facts (Article 6 of RAS 1/98 Organization's Accounting Policy (Order No. 60n of 9 December 1998 issued by the Ministry of Finance of the Russian Federation).

5.11.4. Amounts received from buyers in cash shall be recognized in the credit of the respective subaccount of Account 62 Trade Receivables.
Fulfilment of obligations by setoff of similar counter claim, including at transit supplies, is charged to the debit or credit of the respective costs account.

5.11.5. Termination of obligations by setoff of similar counter claims (Article 410 of the Civil Code of the Russian Federation) shall be made provided the following conditions are observed:
actual presence of counter debts recognized by the parties and not litigated by them;
similarity of counter claims, i.e. comparability of debts and possibility of their reducing to equivalent (monetary estimate);
obligations are matured or their maturity is not mentioned or determined by the moment of claiming;
the contract does not contain any condition on inadmissibility of setoff of the claim resulting from the contract.

5.11.6. The setoff of mutual claims shall be made upon the parties' agreement or unilaterally with notification of the other party after reconciliation of mutual debts and drawing up of a reconciliation act (in free form, indicating all details required for setoff) signed by the parties' authorized representatives.
If amounts of counter debts are not equal then the larger debt shall be terminated only in the respective part, remaining in force as for the rest.

5.11.7. As per clauses 5.11.5 and 5.11.6 hereof, the setoff of payables to suppliers that are not justified by payment documents (unbilled deliveries) shall not be made until payment documents are received and the actual amount of payables is determined on their basis.

5.11.8. Claims shall not be set off if a limitation period is applied to the claim and this period has expired according to the assertion of the other party (Article 411 of the Civil Code of the Russian Federation).

5.11.9. Replacement of persons in liabilities under agreements of assignment of debt and of assignment of the right of claim shall be recognized as follows:
at assignment of debt to the Company and branches, for example of debtors being energy consumers, by branch Enegrosbyt, an original debtor shall be replaced by a new debtor in case if the Company gave consent for the assignment of debt, with reference to requisites of the main contract and requisites of the

agreement of assignment of debt (Article 391, clause 1 of the Civil Code of the Russian Federation). Receivables for energy shall remain due in full from the new debtor, i.e. original liability shall not be considered as discharged;
at assignment of debt by the Company to another person, the Company's debt to the creditor shall be terminated. The Company's debt to the creditor shall be written off subject to the creditor's consent to assignment of debt to a new debtor with reference to requisites of the main contract and requisites of the agreement of assignment of debt;
at assignment of the right of claim of the Company or its branches to the new creditor it shall be recognized only after receipt of the notice on assignment of the right of claim by an original creditor to a new creditor. Accounts payable to the new creditor shall remain recognized by the Company in full, i.e. original liability shall not be considered as discharged;
at assignment of the right of claim by the Company to another person, the debt of the debtor to the Company under liability, the rights (of claim) of which are assigned, shall be terminated. Accounts receivable with respect to assigned proprietary rights shall be recorded to the debit of the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses. The debt of the previous debtor shall be written off the Company's balance sheet at the moment of transfer of the right (of claim) in accordance with terms and conditions of the contract of assignment of the right (of claim) by debiting the respective subasscount of Account 91 Other Income and Expenses with simultaneous charge of VAT for payment to the budget (Chapter 21, Article 167, clause 3 of the Tax Code of the Russian Federation; Article 382, clause 2 of the Civil Code of the Russian Federation).

5.11.10. Use of promissory notes in settlements, whether own or issued by a bank or a third party shall be carried out exclusively by the Executive Office of the Company.

5.11.11. Own notes issued shall be accounted for in Account 60 Settlements with Suppliers and Contractors in the respective analytics in internal correspondence or in correspondence with the debit of account Intercompany Settlements under Current Transactions with respect to the branch which payables are paid by the note. The branch that received the advice of the Executive Office on note issue shall close accounts payable and transfer respective VAT amounts (except for VAT at capital investing) from Account 19 Input Value Added Tax to the balance of the Company's Executive Office:
deductible at calculation with respect to expenses recognized for calculation of income tax in the same month (Article 170, clause 1 of the Tax Code of the Russian Federation);
with respect to capital investment costs, from the moment of depreciation of the commissioned asset (Article 172, clause 5 of the Tax Code of the Russian Federation), enclosing copies of invoices and commissioning certificates certified in accordance with the established procedure.
Deduction of VAT amounts with respect to assets received that were paid by the note shall be carried out in the Executive Office at the moment of own note payment by monetary assets.
Pledge of own promissory notes for securing obligations to creditors shall be accounted for in Off-Balance Account 009 Security for Obligations and Payments Provided with analytical division by pledge holders.

5.11.12. Promissory notes received (own notes of debtors) shall be accounted for at principle amount, taking into account interest due according to terms of note issuance in the debit of Account 62 Trade Receivables in the respective analytics in internal correspondence or in correspondence with Account 79 Intercompany Settlements under Current Transactions for the branch which receivables were paid by the note. The branch shall close accounts receivable and transfer respective VAT amounts charged on shipment to the balance sheet of the Company's Executive Office in accordance with the Executive Office's advice on receipt of the note for payment of the receivables.
VAT payable to budget shall be accounted for by the Executive Office at the moment of payment of the note by monetary assets or transfer of goods (performance of works, provision of services) for payment of the note (clause 46 of Guidelines for Application of Chapter 21 Value Added Tax of the Tax Code of the Russian Federation No. BG-3-03/447 of 20.12.2000, as amended on 17.09.2002).

5.11.13. The transfer of notes received (own notes of debtors) for payment of accounts payable shall be accounted for as sale of proprietary rights by debiting the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses. At the same time accounts receivable of the Company or its branches for payment of which the note is

received shall be written off by crediting the respective subaccount of Account 91 Other Income and Expenses with simultaneous charging of VAT payable to budget.

5.11.14. Notes received, including under endorsement (bank bills and notes of third parties) shall be accounted for at actual acquisition (receipt) costs determined in accordance with clause 5.9.4 hereof by debiting the respective subaccount of Account 58 Financial Investments in correspondence with the respective subaccount of Account 76 Settlements with Various Debtors and Creditors. In case of receipt of such note for payment of receivables of the Company or its branches, the receivables shall be cancelled by crediting respective accounts of receivables in correspondence with the debit of the subaccount of Account 76 Settlements with Various Debtors and Creditors in which payables for the note received are accounted for with simultaneous charging of VAT payable to budget.
In case of payment by such note for branch's receivables, the subaccount of Account 76 Settlements with Various Debtors and Creditors in which payables for the note received are accounted for shall be debited in correspondence with Account 79 Intra-Organizational Settlements. The branch shall cancel accounts receivable by crediting respective accounts of receivables in correspondence with Account 79 Intra-Organizational Settlements with simultaneous charging of VAT payable to budget.

5.11.15. The transfer of a bank bill or third party note for payment of accounts payable shall be accounted for as property sale by debiting the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses (Letters of the Ministry of Finance of the Russian Federation No. 04-02-13 of 24 June 1997, No. 04-03-05 of 7 August 1998 and No. 16-05/4 of 30 October 1992). Accounts payable shall be closed by debiting respective payables accounts in correspondence with the respective subaccount of Account 62 Trade Receivables with simultaneous deduction of input VAT amounts in accordance with the procedure stipulated in clause 2 of Article 172 of the Tax Code of the Russian Federation.
In case of payment by such note of branch's accounts payable Account 79 Intra-Organizational Settlements shall be debited in correspondence with the respective subaccount of Account 62 Settlements with Buyers and Customers in which accounts receivable for the note transferred are accounted for. The branch shall cancel accounts payable by debiting respective payables accounts in correspondence with Account 79 Intra-Organizational Settlements with simultaneous deduction of input VAT amounts in accordance with the procedure stipulated in clause 2 of Article 172 of the Tax Code of the Russian Federation.

5.11.16. The retirement of notes issued by banks and third parties at their presentment to the issuer shall be recognized by crediting the respective subaccount of Account 91 Other Income and Expenses in correspondence with the respective subaccount of Account 76 Settlements with Various Debtors and Creditors.

5.11.17. Accounts receivable with expired limitation period and other uncollectible debts shall be written off.
The following shall be recognized as uncollectible:
1. Debts which liability is terminated in accordance with articles 416, 417, 418, and 419 of the Civil Code of the Russian Federation.
2. Shortage of assets or their spoilage in excess of norms and loss from stealages, if guilty persons are not identified (the fact is to be confirmed by a competent authority) or abjudicated of recovery of damages by court.
3. Debts that cannot be collected by reasons stipulated in the Federal Law of the Russian Federation *On Enforcement Proceedings*.
The debt shall be written off under a debt inventory certificate, written justification, order of the Company's head for each liability at the expense of the respective provision for doubtful debt, and if the provision is not sufficient, the debt shall be charged to extraordinary expenses (clause 12 of RAS 10/99 approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation),
The written justification of the debt shall mention the reason and amount of debt incurring with reference to primary accounting documents, reason for write off with reference to legal provisions with attachment of the following supporting documents:
copies of primary accounting documents;
at liquidation of the debtor:
a) being a legal person, an extract from the unified state register of legal persons;
b) being an individual, a death certificate;

c) other documents confirming debt uncollectibility (competent authority report and so on).
The debt amounting up to 1500 Rubles under one liability shall be written off by an order of branch's director provided all required documents are available.
Accounts receivable written off by reason of debtor's insolvency shall be accounted for off the balance within five years from the moment of write off for monitoring the possibility of its collection in case of change the debtor's property status.
Limitation periods shall be determined according to articles 195-208 of the Civil Code of the Russian Federation. The course of a limitation period shall be interrupted by bringing of a suit in accordance with the established procedure as well as by performing acts testifying debt recognition by a liable party. After interruption, the limitation period shall commence again, and time before interruption shall not be included to the new period.
An agreement of the parties, recognition of the debt after expiry of limitation periods and change of persons in the liability shall not be a reason for change of the limitation period or the order of its calculation.
Pursuant to clause 5 of Article 167 of the Tax Code of the Russian Federation accounts receivable shall be accounted for by limitation periods.

5.11.18. The write off of unclaimed accounts payable and bailor indebtedness with expired limitation period and by other reasons shall be effected with written consent of branch's director in accordance with provisions of articles 195 through 208 of the Civil Code of the Russian Federation.
Amounts of written off accounts payable shall be credited to Account 91 Other Income and Expenses within extraordinary income.
Recognized amounts of input VAT with respect to written off accounts payable shall be debited to Account 91 Other Income and Expenses within extraordinary expenses.

5.12. Accounting of production costs.

5.12.1. Production costs shall be accounted for in accordance with Section II of RAS 10/99 Organization's Expenses (Order No. 33n of 6 May 1999 issued by the Ministry of Finance of the Russian Federation).

5.12.2. Costs shall be accounted for and cost of sold energy shall be calculated by separate power plants, grids and the power system as a whole. Energy full cost is formed by summing the cost of generation by power plants, cost of transmission and distribution in electric grids and heat networks, cost of purchased electric energy and expenses for executive staff maintenance, including expenses for management of the single technological process and maintenance of separate subdivisions for energy sales.
The full cost of electric and heat energy usefully supplied to consumers shall be considered as the object of calculation of the cost of electric and heat energy.
1 kW h and 1 Gkal of electric and heat energy usefully supplied to consumers accordingly shall be considered as a calculation unit.

5.12.3. Production costs shall be accounted for and product actual cost shall be calculated applying traditional cost-accounting method using direct cost accounts (20, 23, 29) and indirect ones (25, 26). Indirect cost accounts are monthly closed to the debit of account 20 (23) with further accounting of the full actual production cost of goods manufactured.

5.12.4. At the end of the month expenses accounted for in Account 25 General Production Costs shall be allocated in full to Account 20 Production Expenses and Account 23 Auxiliary Production as appropriate with their simultaneous allocation between calculation objects:
at power plants, in proportion to fuel equivalent consumption, costs of shops participating in generation of only one type of energy being allocated to this type of energy;
at calculation of the product cost of auxiliary production, in proportion to base wages of production workers.
At the end of the month expenses accounted for by branches in Account 26 General Running Costs shall be allocated to Account 20 Production Expenses as well as to Account 23 Auxiliary Production and Account 29 Service Sector if they produce goods, perform works or render services for outside organizations or other branches with their simultaneous allocation between calculation objects:

- at calculation of the cost of products of auxiliary production, in proportion to the shop cost of products, works and services. The amount of general running costs falling on products, works and services of auxiliary and service shops shall be determined on the basis of the portion of general running costs that are directly connected with their production;
- the balance of general running costs shall be charged in full to the cost of products of primary production (expenses on maintenance of design, engineering, technical, preproduction departments, expenses for maintenance of production laboratories, cost of different tests, research and trials for primary production, expenses associated with rationalization and inventions for major product production; staff training and professional development for primary production; expenses associated with maintenance of watchman and fire-fighting service of primary production; expenses connected with land tax payment for primary production, unproductive expenses attributable to production and realization of major products and other similar expenses). General running costs shall be allocated between electric and heat energy in proportion to their shop cost;
- general running costs shall not be allocated to services of the service sector to its primary, auxiliary and service production (branch internal consumption).

5.12.5. The cost of electric energy transmission (transit) over respective voltage range shall be determined by the product of actual electric energy transmission cost at respective voltage by electric grid enterprises and Energosbyt by the ratio of the volume of energy supplied under a transit contract at respective voltage to the total volume of respective voltage delivered from the grid (without net power flow to other organizations), taking into account energy supplied under the transit contract, in accordance with the actual balance of electric energy in grids VN, SN1, SN2, NN.

5.12.6. Finished products (Account 43) shall be accounted for at actual production cost.

5.12.7. Expenses associated with product sales and accounted for in Account 44 Sale Expenses shall be allocated in full to Account 90 Sales in the reporting period (Article 9 of RAS 10/99).

5.12.8. Expenses incurred in the reporting period but relating to following reporting periods shall be accounted for as deferred expenses (Account 97):
charge of leave allowances relating to the following month;
costs of subscription editions;
insurance payment charge;
other expenses and payments with further straight-line allocation in the period to which they relate.

5.12.9. Expenses for ordinary activities shall be grouped by cost items and cost elements (Article 8 of RAS 10/99).

5.12.10. Costs of EAC Kuzbasstechenergo (heat mechanical equipment setup and testing service (SNITS), metal and welding department (SmiS), heat automatics and metrology department (STAIM), chemical department, electrical equipment diagnostic laboratory (relating to SERETO) shall be accounted for in Account 25 General Production Costs. Costs of personnel training sector of the Human Resources department and SPKB shall be accounted for separately in Account 26 General Running Costs with their further transfer to branches through Account 79 Intra-Organizational Settlements to the amount of actual costs allocated in proportion to the scope of performed works and rendered services.

5.12.11. Expenses for equipping ablutions, medical premises, recreation and psychological relief rooms, creation of medical aid posts with first aid kits, etc. stipulated by the legislation shall be accounted for in Account 25 General Production Costs according to prescribed rates.

5.12.12. Expenses for preparation and conduction of civil defence measures shall be accounted for in Account 26 General Running Costs (Governmental Resolution No. 227 of 16.03.2000).

5.12.13. Power plants shall account for costs of heat energy transfer separately from energy generation costs in separate subaccount 20.5 Costs of Heat Energy Transportation.
The calculation of energy transfer cost shall be made separately from production of electric and heat energy, as for a separate activity type.

5.12.14. Separate accounting of the Company's activities shall be carried out in accordance ... order and the Regulation on Separate Accounting by Activities.

5.13. Peculiarities of the Company's income and expense generation.

5.13.1. The following shall be recognized as income of the Company from ordinary activities:
proceeds from sales of electric and heat energy;
proceeds from premium to the rate for reactive power compensation (tangent "phi");
proceeds received for non-returned condensate;
proceeds from sales of makeup and chemically treated water;
proceeds from sales of other finished products of auxiliary production;
proceeds from sales of agricultural products of subsidiary husbandry;
proceeds from performed works (rendered services) of production nature (including transit);
proceeds from sales of works (services) of non-production nature, including proceeds from sales of medical services to outside persons, proceeds from sales of trip tickets to own health-improving centres (sanatorium-preventoriums) for outside persons and own personnel, proceeds from housing services rendered (residential rental), services of preschool institutions (payment for care of children), other services of non-production nature (payment for weekend tickets to preventoriums, recreation in holiday centres, children camps, etc.);
proceeds from sales of goods, including retail trade (through shops for cash, on deferred terms through wages), wholesale trade (proceeds from sales of inventories to outside organizations), external trade (export);
proceeds from sales of catering products;
proceeds connected with paid loan (temporary possession and use) of the Company's assets under lease contracts.

5.13.2. Profit from ordinary activities shall be determined as the difference between proceeds from sales of products, goods, works and services at current prices and rates for electric and heat energy approved by the Regional Energy Commission exclusive of value added tax and its production (purchase) and sale costs.

5.13.3. The following types of fines and penalties, including ones for violation of contract terms, shall be considered as the Company's extraordinary income:
for exceeding electricity capacity limit;
for exceeding contracted electricity consumption;
for underutilization of contracted electricity consumption;
for unauthorized connection of electric installations;
for non-return of condensate;
for exceeding maximum hourly heat energy loads set by a contract;
for unauthorized water pumping;
for exceeding contracted heat energy consumption;
for excessive temperature of return system water;
for underutilization of contracted heat energy consumption, and shall be recognized in Account 91 Other Income and Expenses at the moment of income recognition.

5.13.4. Socially oriented expenses, such as pension supplements, material rewards, expenses on recreation activities, charity, maintenance of social facilities and other similar expenses shall be recognized as other extraordinary expenses and accounted for in Account 91 Other Income and Expenses.

5.13.5. Sum differences under settlements with debtors (buyers) occurred in the subject reporting year shall be allocated to increase in sales proceeds. Sum differences occurred after the completion of the reporting year shall be recognized as profit (loss) of past years revealed in the reporting period as a result of elimination with counteragents and accounted for within other extraordinary income (expenses) in Account 91 Other Income and Expenses.

5.13.6. Interest under commercial credit granted by the Company to a buyer (customer) on deferred payment terms, including secured by a promissory note received from the buyer shall be recognized as other extraordinary income and accounted for in Account 91 Other Income and Expenses.

5.13.7. According to results of receivables inventory conducted at the end of the reporting year, provisions for doubtful debts with respect to accounts receivable shall be established with charging amounts of established provisions to the debit of Account 91 Other Income and Expenses within extraordinary expenses in correspondence with Account 63 Provisions for Doubtful Debts (Clause 70 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation).
The amount of provision shall be determined separately for each doubtful debt, depending on the debtor's financial condition and estimated probability of debt repayment in full or in part and limited by the Company's financial possibilities.
Any indebtedness of debtors shall be considered as a doubtful debt if this indebtedness was not paid within the time set in the contract and is not secured by pledge, surety or bank guarantee.
Charged provision shall be allocated to cover losses from bad debts. The debt shall be considered as bad debt if its limitation period has expired or liability has been terminated due to impossibility of its fulfilment under state authority's statement or organization liquidation deed.
Amounts of provisions for doubtful debts that were not used in the reporting year shall be added to income of the reporting year by crediting Account 91 Other Income and Expenses within other extraordinary income in correspondence with Account 63 Provisions for Doubtful Debts.

5.13.8. Energy supply for needs of power plants and grids shall be stated in accounting at the following estimate:
at supply for process and economic needs of primary and auxiliary production, at special rate, without accounting within sales;
at supply to own capital construction and non-production units, at set rates, with accounting within sales.
Electric and heat energy consumed for economic needs shall not be included to sales but shall be transferred under memos through Account 79 Intra-Organizational Settlements to branches without invoicing. According to the Standard Instruction for Electric Power Accounting at Its Generation, Transmission and Distribution RD 34.09.101-94 (approved by Glavgosenergonadzor of Russia on 02.09.1994), the category of economic needs of energy systems shall include consumption of electric energy by auxiliary and non-production units accounted on the balance of power plants and grid enterprises required for primary production support but not connected directly with technological processes of heat and electric energy production at power plants as well as of transmission and distribution of electric energy (nomenclature of elements of energy consumption for economic needs of power plants and grids is determined by Letter No. B-6023 of 24.04.1980 of the Ministry of Energy of the USSR).
Electric energy consumption for economic needs of the energy system shall be included to useful supply accounted for as a separate line in statistical reporting form 46-es Useful Supply of Electric and Heat Energy and billed to branches at special rate.
Power consumption for heating, water supply and lighting of residential buildings, canteens (if such expenses are accounted for in Account 29 Service Sector), hostels, hotels, clubs, recreation centres, preventoriums, etc. shall not be included to economic needs of the energy system.
Consumers powered from needs of power plants and substations (subsubscribers) shall not be included to economic needs of the energy system.
Economic needs of the energy system shall not include energy consumed by synchronous compensator winding and used for glaze melting. The mentioned types of consumption shall be included to electric power losses in grids.
On the basis of reports of branches' production and technical departments, Energosbyt shall monthly adjust sales for the amount of economic needs and submit to the accounting department of the Executive Office information on electric and heat energy used by branches for economic needs according to the set form (Annex 2 hereto):
The Executive Office shall monthly transfer the consumption of electric and heat energy for economic needs under memos to branches. Amounts received by branches shall be accounted for in costs accounts (Debit 20, 23, 25, 26 Credit 79).
Heat energy (makeup water and non-return of condensate) shall be transferred by Energosbyt to branches under memos with invoice issued.
Effective annual and interim accounting statements do not envisage coordination of indicators with a branch statistical report prepared in accordance with form 46-ES. In branch statistical reports reference is made to explication of the reason of discrepancy in sales in comparison with accounting statements.

5.14. Profit use.

5.14.1. Net profit use in the Company shall be approved by the general meeting of shareholders and be in compliance with the Law *On Share Companies* and accounting regulatory documents.

5.14.2. Taxes and other similar charges from profit accrued during the reporting year shall be recognized in Account 99 Profit and Loss.

5.14.3. Operations with authorized capital, additional capital and reserve capital shall be accounted for in the Executive Office of the Company as the assets owner.

5.14.4. Reserve capital to the amount not exceeding 5% of the authorized capital shall be formed at the expense of undistributed profit, if sufficient, in accordance with the Articles of Association. Funds of the reserve capital shall be used for financing in accordance with a Regulation drawn up by the Company.

5.14.5. Dividends shall be charged and paid in accordance with year-end results under specially developed Regulation according to the Articles of Association of the Company.

5.15. Peculiarities of accounting of internal transactions between branches. Procedure of allocation of costs of branches being auxiliary for primary production.

5.15.1. Transactions involving transfer of assets to branches shall be accounted for in Account 79 Intra-Organizational Settlements, subaccount Settlements for Segregated Property and recognized in the Liabilities of the balance sheet in the inserted line 423 of Section IV Capital and Reserves.

5.15.2. Transfer of inventories inside the Company shall be accounted for using Account 79 Intercompany Settlements under Current Transactions, not involving realization accounts, receivables and payables accounts, without charging VAT and markups.
Transfer of inventories (material assets, goods) between branches shall be documented by Form M-15 Material Outside Release Note, the first copy of the note being passed to the recipient branch.

5.15.3. Branches being auxiliary for primary activities of OAO Kuzbassenergo:
- Kuzbassenergosvyaz (KES);
- Unit 103 of VOKhR (VOKhR),
Information on production costs shall be generalized in Account 23 Auxiliary Production. Cost of services (works) of these branches for other branches of the Company shall be written down from Account 23 through Account 79, subaccount Intercompany Settlements under Current Transactions without recognition in Account 90 Sales. In line 010 "Proceeds from sale of goods, products, works, services" of the Income Statement (Form 2) only proceeds from realization of finished products (works, services) and from sale of goods and so on to outside organizations accounted for in Account 90 Sales is stated.
Branches shall recognize under memos (not later than on the 6th day of the month following the reporting month) actual costs of the mentioned auxiliary production from the credit of Account 79 to the debit of respective costs accounts and inventories accounts.

5.16. Relations with subsidiaries and dependent companies.

5.16.1. Business transactions between the Company and subsidiaries shall be accounted for using respective settlement accounts without their separation in the individual subaccount, with VAT charge and obligatory monthly settlement reconciliation confirmed by bilateral reconciliation statements.

5.17. Government aid accounting.

5.17.1. Information on received and used government aid granted in the form of subventions, subsidies, budgetary credits, etc. with division of funds for financing of capital and current expenses shall be formed in accordance with Article 4 of RAS 13/2000 Government Aid Accounting (Order No. 92n of 16 October 2000 issued by the Ministry of Finance of the Russian Federation).

5.17.2. Government aid received in the form of budgetary credits shall be recognized according to the procedure established for borrowings accounting (Article 17, clause 16 of RAS 13/2000).

5.17.3. Other forms of government aid, benefit of which cannot be soundly estimated (gratuitous consulting services, provision of guarantees, interest-free loans or low interest loans) or cannot be separated from normal economic activities (government purchases), shall be disclosed in accounting statements in the explanatory note in case of their materiality (articles 18 and 19 of RAS 13/2000).

5.18. Accounting of loans, credits and their service costs

5.18.1. Costs associated with fulfilment of obligations under obtained interest loans (except for government ones) and credits (including commodity and commercial credit), including attraction of borrowed funds by issue of promissory notes and issue and sale of bonds shall be accounted for in accordance with RAS 15/01 Accounting of Loans and Credits and Their Service Costs approved by Order No. 60n of 2 August 2001 issued by the Ministry of Finance of the Russian Federation.

5.18.2. The Company's debt to the debtor shall be recognized in accounts to the amount of actually received funds or at the cost estimate of other items stipulated for by a contract at the moment of actual transfer of funds or other items.

5.18.3. Payables of the Company under obtained loans and credits shall be divided in accounting to short-term and long-term and to time and overdue payables.

5.18.4. Long-term indebtedness shall not be transferred to short-term one if, according to contract terms, 365 days are left till principal repayment.

5.18.5. Costs associated with obtaining and use of loans and credits shall include the following:
interest due to lenders and creditors;
interest or discount on notes and bonds due;
additional costs incurred in connection with obtaining of loans and credits, issue and placement of debentures (Article 19 of RAS 15/01);
exchange rate and sum differences relating to interest due on currency loans and credits.

5.18.6. Costs associated with obtaining and use of loans and credits shall be recognized as current expenses, exclusive of the portion to be included to the historical cost of fixed assets and intangible assets (articles 12, 23 through 31 of RAS 15/01) or to the actual cost of recognized inventories, other assets, works and services (Article 15 of RAS 15/01).

5.18.7. All current expenses, including additional ones associated with obtaining and use of loans and credits shall be recognized within operating expenses of the Company when incurred, irrespective of actual payment time (articles 14 and 20 of RAS 15/01).

5.18.8. Payables under obtained loans and credits, notes, bonds and other debentures due shall be stated at the end of the reporting period, taking into account interest due according to terms of the loan or credit agreement or note issue (articles 15 through 18 of RAS 15/01).

5.18.9. In case of note issue, to obtain a money loan (sale of own notes) the amount of interest or discount due to the note holder shall be included to operating expenses by debiting Account 91 Other Income and Expenses when charged.

5.18.10. Costs associated with loans and credits obtained for acquisition of non-current assets shall be decreased by the amount of income from temporary use of borrowed funds as long-term and short-term financial investments with substantiation of such decrease by respective calculation (Article 26 of RAS 15/01).

5.19. Information on events after the balance sheet date

5.19.1. Annual accounting statements shall include information on all significant events after the balance sheet date that influenced or can influence the Company's financial conditions, cash flow or performance and that took place in the period between the reporting date and the date of accounting statements signing (Article 6 of RAS 7/98 Events after the Balance Sheet Date approved by Order No. 56n of 25 November 1998 issued by the Ministry of Finance of the Russian Federation).

5.19.2. Events stated in the annex to RAS 7/98 shall be considered as events after the balance sheet date.

5.19.3. Consequences of events after the balance sheet date shall be recognized by adjustment in synthetic and analytical accounting of data on respective assets, liabilities, capital, income and expense (Article 9 of RAS 7/98) or by disclosure of respective information in the explanatory note (Article 10 of RAS 7/98).

5.19.4. For money estimation of consequences of events after the balance sheet date the respective substantiated calculation shall be made. The calculation shall be made by a Directorate (department), to which competence relates the event.

5.19.5. Consequences of events after the balance sheet date shall be estimated in money terms on the basis of the respective calculation, with due attention to diligence requirement (Article 8 of RAS 7/98).

5.20. Information on contingencies.

5.20.1. Annual accounting statements shall include information on all significant contingencies, i.e. such facts, which consequences and probability of their occurrence in the future are indefinite, and at the same time consequences of the contingency influence significantly evaluation of the Company's financial condition, cash flow or performance at the reporting date by users of accounting statements (Article 7 of RAS 8/01 Contingencies, approved by Order No. 57n of 25 November 1998 issued by the Ministry of Finance of the Russian Federation).

5.20.2. Contingencies shall include:
court proceeding being outstanding as at the reporting date in which the Company acts as a plaintiff or defendant and judgements in which can be passed only in following reporting periods;
disputes with tax authorities concerning payment of taxes and other charges to the budget remaining unsettled as at the reporting date;
guarantees and other securities issued in favour of third parties before the reporting date, which performance periods have not expired;
promissory notes discounted prior to the reporting date and not matured till the date of accounting statements signing;
any acts of other entities performed before the reporting date, in consequence of which the Company should receive compensation, which amount is subject to court proceedings;
obligations on environmental protection;
other similar facts.

5.20.3. A contingency shall be recognized in accounts and statements depending on the probability of its consequences occurrence by stating these consequences in analytical and synthetic accounting (articles 9 through 13 of RAS 8/01) or by disclosure of respective information in the explanatory note (Article 14 of RAS 8/01).

5.20.4. Consequences of a contingency (contingent loss, contingent profit, contingent liability, contingent asset) shall be estimated in money terms on the basis of the respective calculation, with due attention to diligence requirement (Article 21 of RAS 8/01). The calculation shall be made by a Directorate (department), to which competence relates the event.

5.21. Information on affiliated persons

5.21.1. Information on transaction with affiliated persons [shall be disclosed] in the explanatory note to annual accounting statements when in accordance with Article 7 of RAS 11/2000 Information on Affiliated

Persons approved by Order No. 5n of 13 January 2000 issued by the Ministry of Finance of the Russian Federation:
the Company is controlled or significantly influenced by another organization or a natural person;
the Company controls or significantly influences another organization.

5.21.2. The transaction between the Company and an affiliated person shall be any transaction involving transfer of any assets or liabilities (Article 5 of RAS 11/2000).

5.21.3. Information on transactions between the Company and subsidiaries and between subsidiaries forming a group of interrelated companies shall not be disclosed in consolidated accounting statements (Article 9 of RAS 11/2000).

5.21.4. The list of affiliated persons, information on transactions with which is disclosed in accounting statements, shall be determined by the Company itself basing on relations between the Company and the affiliated person and observance of substance over form requirement.

5.22. Information by segments.

5.22.1. Information on operating and geographical segments shall be disclosed in the explanatory note to annual accounting statements. Information on operating segments shall be considered as primary segment information, information on geographical segments shall be considered as secondary information.

5.22.2. The following activities shall be considered as operating segments (Article 7 of RAS 12/2000 Information by Segments approved by Order No. 11n of 27 January 2000 issued by the Ministry of Finance of the Russian Federation):
electric and heat energy generation;
other activities if it turns out at preparation of accounting statements that less than 75 percent of the Company's earnings fall on electric and heat energy generation (Article 10 of RAS 12/2000).

5.22.3. The following information shall be disclosed with respect to operating segments (Article 21 of RAS 12/2000):
proceeds from sales;
financial result;
total book value;
total liabilities;
total capital investments in fixed assets and intangible assets;
total depreciation of fixed assets and intangible assets.

5.22.4. Geographical segments shall include near and far abroad states if foreign trade is carried out with these countries, and information on sales proceeds by geographic areas according to target market location shall be furnished provided that sales proceeds of the particular geographical segment are at least 10% of the Company's total sales proceeds (articles 9 and 22 of RAS 12/2000).

5.23. Information on discontinuing operation

5.23.1. Information on discontinuing operation, including in consequence of the Company's reorganization (in case of split-off, separation) shall be disclosed in accounting statements in accordance with RAS 16/02 approved by Order No. 60n of 02.08.2001 issued by the Ministry of Finance of the Russian Federation.

6. Tax policy

6.1. General Provisions

6.1.1. The Company shall assess and pay taxes and dues in accordance with the tax legislation of the Russian Federation, tax legislation of constituents of the Russian Federation, tax regulations of local authorities.

6.1.2. Formation of tax base, keeping of tax ledgers (forms), preparation of tax reports on taxes and dues paid by the Executive Office centrally (income tax, value added tax, fee for the use of water bodies, mineral extraction tax) shall be carried out by the accounting department of the Company on the basis of data (primary documents and ledgers) provided by specialists of the Executive Office and separate subdivisions (branches and the representative office) of the Company.

6.1.3. Assessment and preparation of reports for individual income tax, uniform social tax, compulsory accident insurance contribution paid by the Executive Office shall be carried out by the wage accounting sector of the accounting department and as regards the portion paid by separate subdivisions, by these subdivisions.

6.1.4. The Company's separate subdivisions shall independently assess and pay regional and local taxes and dues (property tax on fixed assets accounted for in the balance, land tax, land rental, transport tax, environment pollution fees, advertising tax) and submit tax reports to tax authorities at their location.

6.1.5. The procedure of preparation of tax reports, tax ledgers and the procedure of their keeping, the procedure of tax base formation, calculation and payment of taxes and dues shall be regulated hereby. Tax ledgers with respect to particular tax base indicators shall be kept in electronic form and on paper.

6.1.6. Tax payments shall be accounted for continuously on an accrual basis separately by each tax and due, by levels of budgets and extrabudgetary funds (federal, regional and local budget) and by types of liabilities (tax principal amount arrears, penalties and fines; tax restructured amount arrears, penalties and fines).
Accounting of taxes and dues paid by the Company's Executive Office to budgets at location of separate subdivisions shall be kept in the Executive Office by respective budgets and types of liabilities.
Inventory of tax liabilities and reconciliation of tax liabilities with tax authorities shall be made by the Company's Executive Office and separate subdivisions at the place of taxpayer's duties discharge.

6.1.7. The Chief Accountant of the Company shall be responsible for correctness of assessment of taxes and dues in the Executive Office of the Company, taxes and dues assessed centrally as well as for inventory of tax liabilities associated with tax payment and reconciliation of liabilities with tax authorities.
Heads and chief accountants of separate subdivisions of the Company shall be responsible for correctness of assessment of taxes and dues paid by these subdivisions.

6.2. Income tax

The Company shall apply the uniform organization system, methods and forms of tax accounting for assessment of income tax in accordance with Chapter 25 of the Tax Code of the Russian Federation and the present Accounting Policy.
Primary documents for tax accounting purposes shall be primary accounting documents issued in accordance with Article 9 of Federal Law No. 129-FZ of 21.11.96 *On Accounting* (as amended on 30.06.2003) that are transformed to tax ledgers (No. 2 hereto).

6.2.1. Tax accounting of sales proceeds

Proceeds from sale of goods (works, services) shall be recognized at the date of transfer of the title to goods, assets and proprietary rights to buyers, results of performed works to customers, at the date determined in accordance with terms of concluded contracts in case of paid service provision, i.e. on the accrual basis (clause 1 of Article 39, articles 249, 271, 272 of the Tax Code of the Russian Federation).
For taxation purposes proceeds from sales (except for securities, proceeds from sale of which shall be determined in accordance with the procedure set by articles 280, 281 and 282 of the Tax Code of the Russian Federation) shall be accounted for on the basis of accounting figures less tax amounts charged to buyers and sum differences.
Proceeds from sale of goods (works, services) shall be accounted for by types of activities.

Income from asset leasing out shall be considered as sales proceeds and stated in line 010 of the Statement of Operations. Expenses associated with lease of respective assets shall be considered as expenses connected with production and realization for purposes of tax accounting.

Income from asset leasing out shall be recognized in tax accounting at the amount due for the reporting (tax) period in accordance with terms of concluded contracts, observing the principle of proportional formation of income and expenses. The mentioned income shall be recognized in tax accounting at the date of their recognition in accounting but not later than the last day of the month to which they relate.
Expenses in the form of rentals (lease payments) for leased assets and other similar expenses shall be stated in tax accounting at the date of signing of service acceptance certificates and in case if the contract does not provide for drawing up of the mentioned certificates, at the date of invoices issued, observing the principle of proportional formation of income and expenses.

6.2.2. Tax accounting of fixed assets

Assets with the useful life of more than 12 months and the historical cost of more than 10,000 Rubles shall be considered as depreciable assets.
For taxation purposes separate accounting of expenses associated with acquisition of fixed assets included to the historical cost of depreciable assets in accounting and tax accounting and the following expenses not included to the historical cost of depreciable assets according to taxation rules shall be provided:
interest on borrowings (to be included to extraordinary expenses);
fees for registration of rights to property and land, transactions with the mentioned assets, charges for provision of information on registered rights, insurance of purchased assets for the time of delivery, payment of services of authorized agencies and specialized organizations for assets evaluation, preparation of documents of cadastral and technical accounting (stock-taking) of property items (to be included to indirect costs);
sum differences (to be included to extraordinary expenses);
above-level business trip expenses (if the business trip is connected with acquisition of a particular asset, they do not decrease tax base and are accounted for as a permanent difference);
the amount of revaluation (devaluation) made after 2002 (not to be accounted at depreciation charging in tax accounting and to be recognized as a permanent difference).

Useful lives of fixed assets shall be determined by the organization itself at the date of new asset commissioning in accordance with the classification of fixed assets established by Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.
The useful life of acquired used fixed assets shall be determined without taking into consideration the time of use by the former owner but on the basis of safety requirements and other factors (Article 259 of the Tax Code of the Russian Federation).
The useful life of fixed assets being additionally commissioned after reconstruction, modernization or technical upgrading shall be increased in accordance with the Company's order documents within the time set for the depreciation group to which the fixed asset was included earlier (Article 258 of the Tax Code of the Russian Federation).

Depreciation of all fixed assets shall be charged on a straight-line basis taking into account rates calculated on the basis of their useful lives, in accordance with Article 259 of the Tax Code of the Russian Federation and Regulation No. 1 of 01.01.2002 issued by the Government of the Russian Federation *On Classification of Fixed Assets Included to Depreciation Groups.*
Special factor 3 shall be applied to the principal depreciation rate for fixed assets being the subject of financial lease contract (leasing agreement).

6.2.3. Tax accounting of intangible assets

Useful lives of intangible assets shall be determined on the basis of terms of patents, certificates and other limitations of the time of intellectual property use in accordance with the legislation of the Russian Federation or applicable legislation of the foreign state as well as on the basis of useful lives of intangible assets stipulated by respective contracts.

Amortization of intangible assets shall be charged on a straight-line basis (Article 259 of the Tax Code of the Russian Federation).

Intangible assets shall not include research and development work that did not brought positive result as well as work that brought positive result but which cost was expensed earlier in accordance with Article 262 of the Tax Code of the Russian Federation (of the Tax Code of the Russian Federation). If an intangible asset was formed upon completion of such work, its cost for taxation purposes shall be formed as the amount of costs that have not been expensed.

6.2.4. Tax accounting of expenses associated with production and realization

Expenses associated with production shall be divided into direct and indirect.
Direct expenses shall include:
tangible costs stipulated by Article 254, clause 1, subclauses 1 and 4 of the Tax Code of the Russian Federation;
salaries of personnel participating in the process of goods manufacturing, work performance, services provision and amounts of uniform social tax charged on the mentioned amounts of salaries expenses (except for insurance contributions calculated in accordance with Federal Law No. 167-FZ of 15.12.2001 *On Compulsory Pension Insurance in the Russian Federation*).
Amounts of compulsory pension insurance contributions calculated in accordance with the mentioned law shall be indirect expenses and accounted for within other expenses in lines 060 and 100 of Annex No. 2 to Page 02 of the Income Tax Return;
depreciation of fixed assets used at production of goods (works, services).

For determination of tangible costs at allocation of all types of inventories used at product manufacturing, work performance, service rendering average cost method shall be applied (clause 8 of Article 254 of the Tax Code of the Russian Federation). The mentioned expenses shall be considered incurred on the date of their allocation to production.
For taxation purposes tangible costs shall be accounted for on the basis of accounting figures, excluding sum differences.
Salaries expenses, excluding contributions under compulsory and voluntary insurance contracts concluded in favour of employees (clause 16 of Article 255 of the Tax Code of the Russian Federation) shall be accounted for on the basis of accounting figures for taxation purposes. Payments mentioned in Article 270 of the Tax Code of the Russian Federation shall not decrease taxable profit, be accounted for in accounting separately and recognized as a part of expenses in line 290 of Annex No. 2 to Page 02 of the Return.
Expenses on voluntary staff insurance provided for in clause 16 of Article 255 of the Tax Code of the Russian Federation shall be accounted for to the amounts within norms calculated in the tax ledger as a part of indirect expenses in the period to which amounts of paid insurance contributions relate.

Provision for future expenses on leave allowances and annual long-service awards shall not be created.
For taxation purposes leave allowance expenses shall be recognized to the amount of actual costs in the reporting (tax) period when they were incurred and accounted for to the amounts recognized in accounting ledgers.

All expenses associated with production and realization that are not included to direct expenses shall be considered as indirect expenses.

The cost of services (works) of outside organizations shall be recognized in tax accounting of the current tax period in accordance with and at the date of documents (acceptance reports, invoices if acceptance reports are not issued, bills) presented by the party rendering services (performing works).
In case of actual provision of services in the period preceding the current tax period, in respect to which primary accounting documents (irrespective of the date of their issue) are presented in the current tax period, they shall be recognized as losses of past years with further submission of the adjusted Income Tax Return for the respective tax period in accordance with Article 54 of the Tax Code of the Russian Federation.

Provisions for future repair of fixed assets shall not be created (articles 260 and 234 of the Tax Code of the Russian Federation).
Expenses on repair of fixed assets shall be recognized for taxation purposes at actual costs in the reporting (tax) period when they were incurred and accounted for to the amounts recognized in accounting ledgers.

Research and development costs shall be costs relating to improvement of the technological process and being in compliance with the Law of the USSR No. 2213-1 of 31.05.1991 *On Inventions in the USSR*; they shall be recognized in tax accounting on a straight-line basis during three years from the 1st day of the month following the month in which R&D work was completed at monthly rate 1/36 of this figure.
If case of absence of positive result 70% of research and development costs shall be included to other expenses, 1/36 monthly. 30% of the expenses not recognized in tax accounting shall be a deferred tax asset (Dr68, Cr77) that increase taxable profit on a straight-line basis during three years (Dr77 Cr68).

Expenses for training and retraining of the Company's employees shall include expenses in accordance with clauses 1.23 and 3 of Article 264 of the Tax Code of the Russian Federation.
The following shall not be considered as expenses for staff training and retraining:
payment for study in higher and specialised secondary educational establishments of employees for obtaining higher and specialised secondary education, including the second higher education. In accounting it shall be recognized as continuous tax liability (Dr99 Cr68).

At realization of purchased goods income from such transactions shall be decreased by the acquisition cost of such goods determined using a unit cost estimation method (Article 268 of the Tax Code of the Russian Federation).

At realization or other retirement of securities, both marketable and nonmarketable, retired securities shall be written off at unit cost (Article 280 of the Tax Code of the Russian Federation).

For formation of the Company's financial performance result for taxation purposes, separate accounting of the following income and expenses shall be maintained:
- in the aggregate with respect to transactions, profit from which is taxable at the standard rate of 24 % in accordance with clause 1 of Article 284 of the Tax Code of the Russian Federation (from realization of own products, from realization of assets being not depreciable, etc.);
- from realization of proprietary rights (including in operations of assignment of the right of claim) (Article 279 of the Tax Code of the Russian Federation);
- from realization of nonmarketable securities (articles 280 and 329 of the Tax Code of the Russian Federation);
- from realization of marketable securities (articles 280 and 329 of the Tax Code of the Russian Federation);
- with respect to trade transactions (Article 320 of the Tax Code of the Russian Federation);
- with respect to realization of fixed assets at the price below the depreciated cost (clause 3 of Article 268, Article 323 of the Tax Code of the Russian Federation);
- with respect to activities associated with use of assets of the service sector, including housing and public utilities and social and cultural assets (Article 275.1 of the Tax Code of the Russian Federation);
income and expenses being subject to special tax regulations (chapters 26.1.- 26.4. of the Tax Code of the Russian Federation).
For taxation purposes indirect costs shall not be allocated by types of activities and shall be allocated in full to decrease of the income of the reporting (tax) period.
The amount of direct expenses shall be allocated to the balance of work in progress in proportion to the share of direct expenses in the products' target cost
When income is received within several reporting (tax) periods and when connection between income and expenses cannot be determined clearly or is determined indirectly, expenses shall be determined taking into account the principle of straight-line recognition of income and expenses.

6.2.5. Tax accounting of extraordinary income and expenses

Extraordinary expenses shall include reasonable costs incurred for carrying out activities not connected directly with production and/or realization (mentioned in Article 265 of the Tax Code of the Russian Federation).

For taxation purposes interest expenses under credit and other similar agreements shall be accounted for on the basis of accounting figures.

The amount of interests under debentures recognized as expense for taxation purposes shall be recognized within the refinance rate of the Central Bank of the Russian Federation multiplied by 1.1 (clause 1 of Article 269 of the Tax Code of the Russian Federation).

The exchange rate and sum differences calculated in accordance with accounting standards and stated in accounting ledgers shall be accounted for taxation purposes in accordance with provisions of Article 250, clause 1, subclauses 11 and 11.1. and Article 265, clause 1, subclauses 5, 5.1 and 6 of the Tax Code of the Russian Federation.
Translation of the value of assets and liabilities denominated in foreign currency or in conventional units to Rubles for taxation purposes shall be effected in accordance with accounting rules.
For taxation purposes income and expenses from foreign currency purchase and sale shall be accounted for on the basis of accounting figures.

For taxation purposes at the end of each reporting (tax) period provision for doubtful debts shall be established (Article 266 of the Tax Code of the Russian Federation) that is formed in the tax accounting ledger and stated in line 030 of Annex No. 7 to Page 02 of the Return.
Amounts of bad debts that are not covered at the expense of the provision funds shall be included to extraordinary expenses (line 100 of Annex No. 7 to Page 02 of the Return).

Expenses for liquidation of decommissioned fixed assets shall include documented expenses formed in accordance with tax accounting rules and directly associated with dismantling and demolition (services of outside organizations for asset liquidation, workers' accrued wages and respective taxes in case of piece rate pay, cost of assets used for the asset liquidation, etc) as well as the amount of undercharged depreciation in accordance with tax accounting figures.
At liquidation of fixed assets that are not accounted for within depreciable assets in tax accounting, the amount of expenses shall be formed without undercharged depreciation.
At liquidation of construction in progress items, expenses forming the cost of such items shall not be accepted for decrease of taxable profit (clause 5 of Article 270 of the Tax Code of the Russian Federation); they shall be accounted for as a part of permanent differences and stated in lines 290 and 300 of Annex No. 2 to Page 02 of the Return.

Income and losses of past years revealed in the reporting period shall be included to extraordinary income and expenses if it is not possible to determine the period when mistakes (misstatements) in tax base assessment were admitted.
If the period of income (expense – loss) is known, tax liabilities for the period when the mistake (misstatement) was admitted shall be recalculated in accordance with articles 54 and 80 of the Tax Code of the Russian Federation.

Dates of recognition for taxation purposes of particular extraordinary income and expenses shall be determined in accordance with requirements of Article 272 of the Tax Code of the Russian Federation (Annex No. 2).

6.2.6. Procedure of income tax calculation

Advance payments shall be calculated monthly, taking into account actual realized profit. During the tax period advance payments shall be calculated on the basis of the tax rate and actual realized profit calculated on an accrual basis from the beginning of the tax period till the end of the respective month.
Reporting periods for income tax shall be one month, two months, three months and so forth till the end of the calendar year (tax period).
Payment of advances and tax amounts to be credited to revenues of budgets of constituents of the Russian Federation and municipal formations shall be made at the Company's location and at location of each its separate subdivision, taking into account the share of profit falling on these separate subdivisions, determined as arithmetic mean of the specific gravity of average staff number and the specific gravity of depreciated cost of separate subdivision's depreciable assets in the Company's average staff number and depreciated cost of depreciable assets accordingly.

Amounts of income tax liabilities according to transition period base payable in following reporting periods shall be recognized as deferred expenses in accounting (Dr97 Cr68) and be deferred tax liability (Dr68 Cr77).
On maturity the amount of income tax according to transition period base shall be allocated by debiting Account 77 Deferred Tax Liability and crediting Account 68 Budget Settlements. Income tax paid according to transition period base shall be allocated from the credit of Account 97 Deferred Expenses to the debit of Account 99 Profit and Loss.

6.3. Value added tax (VAT)

6.3.1. The date of goods (works, services) realization for VAT purposes shall be the date of goods (works, services) payment determined in accordance with the tax legislation (clause 1 of Article 167 of the Tax Code of the Russian Federation).

6.3.2. Calculation and payment of VAT shall be made centrally by the Company's Executive Office on the basis of the statutory return monthly and simultaneously with respective memos provided by separate subdivisions.

6.3.3. Deduction of tax amounts calculated by separate subdivisions at performance of construction and erection work for own needs shall be made after receipt from the Executive Office of the notice on tax payment to the budget. If mistakes of past reporting (tax) periods are revealed, adjusted returns shall be submitted to the Executive Office for each such period within three days from the date of mistake revelation.

6.3.4. Invoices, registers of received and issued invoices accounting, purchase and sales ledgers prepared by separate subdivisions shall have continuous numbering in each separate subdivision. Registers of received and issued invoices, purchase and sales ledgers shall be kept in separate subdivisions.
For maintenance of the unified purchase and sales ledgers separate subdivisions shall submit to the Executive Office of the Company total indicators of purchase and sales ledgers for each reporting (tax) period.

6.3.5. Upon realization of securities invoices for the total sales amount with attachment of the securities registries shall be issued at the end of each month and registered in the sales ledger.

6.4. Other taxes and dues

Property tax, advertising tax, land tax, other local taxes and dues, tax on income of foreign legal persons shall be calculated and paid in accordance with the existing tax legislation.
Calculation of property tax and preparation of respective tax reports shall be in accordance with Chapter 30 of the Tax Code of the Russian Federation. For taxation purposes exempted property shall be accounted for separately in analytical accounts.
For the purpose of mineral extraction tax calculation the quantity of extracted mineral shall be determined by the direct method, i.e. application of statistical measure of the extracted mineral (according to number of trucks, use of weight and other measures) with adjustment, taking into account results of underground survey at the place of extraction and storage of extracted minerals and balances in stock.
If the quantity of extracted mineral accounted for using the direct method exceeds the volume calculated according to quantity survey results, the difference in the form of actual losses shall be written off; if the quantity is less than the calculated volume, the difference shall be additionally recognized.

7. Accounting of income tax calculations (RAS 18/02)

7.1. Differences between the tax on accounting profit (loss) recognized in accounting and the tax on taxable profit formed in tax accounting and stated in the income tax return shall be recognized in accounting and accounting statements in accordance with RAS 18/02 Accounting of Income Tax Calculations, approved by Order No. 114n of 19.11.2002 issued by the Ministry of Finance of the Russian Federation.

By character and time of occurrence and effect of differences between accounting and taxable profit permanent and temporary differences appear.

7.1.1 Permanent differences shall be income and expenses forming accounting profit of the reporting period but excluded from the calculation of the income tax base of the reporting period and following reporting periods (above-level expenses, income mentioned in Article 251 of the Tax Code of the Russian Federation and expenses stipulated in Article 270 of the Tax Code of the Russian Federation):
above-level per diem expenses and undocumented business trip expenses;
above-level, unjustified and undocumented representation expenses, expenses on voluntary employee insurance, relocation allowance expenditure, advertising expenses, loan interest;
charges for pollutant emission into the environment above the allowable level;
losses from shortage and stealage of tangible assets, if guilty persons are not identified and respective documents of competent authorities (the Internal Affairs Directorate) are absent;
cost of assets transferred gratuitously, including to municipalities;
payment of apartments purchased by employees at the Company's account;
payment of fares to go by municipal transport and for study in higher and specialised secondary educational establishments of employees for obtaining higher and specialised secondary education; payment for education and training of persons being not employed by the Company;
expenses on maintenance of social facilities at the expense of the Company's profit; loss from activities of service sector (non-production sphere);
expenses on maintenance of the capital construction department in accordance with clause 5 of Article 270 of the Tax Code of the Russian Federation;
interest on restructuring of tax payments, recognized penalties and fines for violation of the tax legislation;
fees for registration of rights in land, other expenses connected with registration of these rights shall be recognized within capital investments in accounting and shall not influence accounting profit. In tax accounting they shall be included to indirect expenses in accordance with clause 40 of Article 264 of the Tax Code of the Russian Federation. The difference in the form of permanent tax asset appears (Dr 68 Cr 99);
income (expense) from activities being subject to the single tax on imputed income (special taxation regime);
expenses on voluntary insurance of assets that are not used for acquisition of income and not accounted as depreciable assets;
depreciation of fixed assets that are not accounted for in tax accounting and relate to housing and utility services items included to depreciable assets, accumulated depreciation according to tax accounting data shall be permanent tax asset (Dr 68 Cr 99);
the value of assets received gratuitously from the founder (Article 251, clause 1, subclause 11 of the Tax Code of the Russian Federation);
socially oriented expenses (sport, cultural and educational and charitable measures, lumpsum bonuses and material aid to employees, etc.);
income in the form of received (accrued) dividends from Russian organizations shall represent permanent tax asset of the Company (Dr 68 Cr 99);
other expenses that are not accounted for at income taxation as well as unjustified economically and undocumented.
Information on permanent differences shall be formed on the basis of primary accounting documents in accounting ledgers and be stated separately in analytical accounting in account 99, subaccount 99.02 Permanent Tax Differences in correspondence with Account 68.18.02.02.01 and accounted for in Section 1 of RNU No. RAS 18/02.
Permanent tax liability shall be understood as tax amount causing increase of income tax payments in the reporting period; permanent tax asset shall be understood as tax amount causing decrease of income tax payments.
Permanent difference shall be stated in line 195 Permanent Tax Liabilities (Assets) of the Statement of Operations.

7.1.2. In accordance with Article 8 of RAS 18/02, temporary differences shall be understood as income and expenses forming accounting profit (loss) in one reporting period and income tax base in another reporting period (other reporting periods).
Depending on the character of their influence on taxable profit (loss), temporary differences shall be divided as follows:

deductible temporary differences shall be the source of formation of deferred tax asset that is to ...
amount of income tax payable to budget in the period following the reporting period or in following reporting periods (expenses in accounting exceed expenses in tax accounting; income in accounting is less than that in tax accounting).

Deferred tax assets shall be recognized in accounting as non-current assets in Account 09 Deferred Tax Asset in correspondence with Account 68.18.02.02.02.;

taxable temporary differences shall be the source of formation of deferred tax liability that is to increase the amount of income tax payable to budget in the period following the reporting period or in following reporting periods (expenses in accounting are less than expenses in tax accounting, income in accounting exceeds income in tax accounting).

Deferred tax liabilities shall be recognized in accounting as long-term liabilities by crediting Account 77 Deferred Tax Liability in correspondence with the debit of Account 68.18.02.02.03.

Temporary differences shall be accounted in tax accounting ledgers and stated in sections 2 and 3 of summary ledger RNU No. 18/02; in accounting statements they shall be stated in lines 143 and 144 of the Statement of Operations accordingly.

7.2. To provide separate accounting of differences between accounting and tax accounting and control of their correct formation the following accounts shall be used:

09 Deferred Tax Asset;
77 Deferred Tax Liability;
68.18.02.01. Tax on Accounting Profit (Contingent Income);
68.18.02.02. Tax on Differences, including:
68.18.02.02.01. Tax on Permanent Differences;
68.18.02.02.02. Tax on Deductible Temporary Differences;
68.18.02.02.03. Tax on Taxable Temporary Differences.

Amounts of tax liabilities (assets) formed in branches shall be transferred to the Executive Office by memos.

The amount of accrued temporary differences shall be closed to Account 99 Profit and Loss only in case of their early termination with respect to the particular accounting entity (realization, liquidation or gratuitous transfer of fixed assets, etc.) as follows:

1. When closing the amount of accrued taxable difference Account 68.18.02.02.03 Tax on Taxable Temporary Differences shall be credited in correspondence with the debit of the following account:

77 Deferred Tax Liability – to the amount of accrued taxable difference;
99 Profit and Loss – to the amount of undercharged taxable difference.

2. When closing amounts of accrued deductible differences Account 99 Profit and Loss shall be debited and Account 09 Deferred Tax Asset shall be credited.

7.3. In the Balance Sheet for Year 2003 opening balance of deferred taxes that occurred prior to 1 January 2002 (income tax from the transition period base, restructured income tax debt) as well as the amount of tax differences with respect to deferred assets and liabilities pertaining to Year 2002 shall be changed using Account 84 Undistributed Profit of Past Years (Letter No. 16-00-14/354 dated 24.11.2003 of the Ministry of Finance of the Russian Federation).

Restructured income tax debt to the budget shall be recognized as deferred tax liability by crediting Account 77 and debiting Account 68 Tax Settlements, subaccount Income Tax Settlements.

When amounts of the restructured debt are transferred from the settlement account, simultaneously deferred tax liability shall be cancelled from the credit of Account 68 Tax Settlements, subaccount Income Tax Settlements to the debit of Account 77 Deferred Tax Liability.

Write off of restructured debt exemption in the form of let-off penalty debt shall be made by the record from the credit of Account 84 Undistributed Profit of Past Years to the debit of Account 77 Deferred Tax Liability.

8. Accounting Policy for IFRS Purposes

8.1. General Principles

8.1.1. The Company shall maintain accounting in accordance with the legislation of the Russian Federation. IFRS statements shall be prepared by transformation of figures from the Russian accounting system with additional provision of analytical information.

8.1.2. Financial statements in accordance with IFRS 1 Submission of Financial Statements shall include the following components:
- Balance Sheet;
- Statement of Operations;
- Statement of Changes in Equity;
- Cash Flow Statement;
- Cash Flow Statement and Explanatory Notes.

Forms of components of financial statements developed in accordance with IFRS are provided in Annex No. 3 hereto.

8.2. Consolidation Principles

8.2.1. The Company's IFRS statements shall be formed on the basis of consolidated spreadsheets developed for each reporting period and filled in by the Executive Office, branches and the representative office of the Company.
Consolidated financial statements shall include the Company's financial statements and financial statements of companies, financial and economic activity of which is controlled by the Company. The Company shall be considered as controlling if it holds directly or through subsidiaries more than 50% of voting shares.

8.2.2. At preparation of consolidated statements all intercompany balances and transactions shall be excluded. Minority interest shall be disclosed separately.

8.3. Dependent companies.

8.3.1. Financial investments in dependent companies shall be accounted for using the equity method based on the Company's share. Dependent companies shall represent organizations being significantly influenced but not controlled by the Company. Significant control is supposed when the Company holds from 20 to 50 % of voting shares.

8.4. Financial investments

8.4.1. *Long-term financial investments* of the Company shall mainly represent investments in authorized capitals of other entities, which shares are not marketable.

8.4.2. This type of financial investments shall relate to the group of "available for sale" investments (IFRS 39 Financial Instruments: Recognition and Measurement). This group is featured by intention of the management to hold them during unlimited time.

8.4.3. Such investments shall be recognized in statements at fair value.(IFRS 39 Financial Instruments: Recognition and Measurement). The fair value of financial investment shall be the amount of money sufficient for its acquisition when the transaction is made between well informed, really willing to made such transaction and independent from each other parties.
If exchange quotations are absent, "available for sale" financial investments shall be recognized at historical value.
Profit (loss) formed in consequence of the change of financial investment fair value shall be recognized in the Statement of Operations in the period when it was formed.

8.5. Foreign currency transactions

8.5.1. Foreign currency transactions shall be transactions in the currency different from the currency of the Russian Federation. Monetary assets and liabilities of the Company denominated in foreign currency at the reporting date shall be translated to Rubles at the exchange rate being effective at this date.

Foreign currency transactions shall be recognized at the rate as of the date of transaction. Profit and loss occurring as a result of settlement under such operations and at translation of monetary assets and liabilities denominated in foreign currency shall be stated in the Statement of Operations.

8.6. Dividends

8.6.1. Dividends shall be recognized as liabilities and deducted from capital at the reporting date only if they were declared (approved by shareholders) not later than at the reporting date. Information on dividends shall be disclosed in explanatory notes to financial statements if they were recommended prior to the reporting date or recommended or declared after the reporting date but prior to the date when financial statements were issued.

8.7. Intangible assets

8.7.1. Intangible assets shall be identified unreliable assets that do not have any physical form, which could be used in production or at provision of goods and services, for leasing out or for administrative purposes (IFRS 38 Intangible Assets).
Computer software, exclusive use right to which is not enjoyed by the Company, and trade mark shall be accounted for as intangible assets.

8.7.2. Intangible assets shall be accounted for at purchase (creation) value less accumulated amortization.

8.7.3. Amortization of intangible assets shall be charged on a straight-line basis over useful lives of intangible assets but for no more than 20 years.

8.8. Fixed assets

8.8.1. Fixed assets shall be accounted for at actual cost. The actual cost of a purchased fixed asset shall include actual costs of purchase, construction and manufacturing, exclusive of value added tax and other refundable taxes.
General running or other similar costs shall not be included to actual costs of purchase, construction and manufacturing of fixed assets.

8.8.2. Change of the actual cost of fixed assets at which they were recognized shall be admitted in cases of extension, additional equipping, reconstruction and modernization, partial liquidation and revaluation of fixed assets. Costs of modernization and reconstruction of the fixed asset after their completion can increase the initial value of such asset, if modernization and reconstruction result in improvement of initial performance standards (useful life, capacity, quality of application, etc.) of the fixed asset.

8.8.3. Fixed assets at each reporting date of 2004 shall be recognized in accounts at historical cost determined at the date of assets recognition and adjusted by inflation index (consumer price index), calculated for the period from the date of assets recognition in accounts till 31 December 2002.

8.8.4. Signs of fixed asset economical obsolescence shall be tested at each reporting date. If at least one such sign is revealed, the management shall estimate the recoverable value of fixed assets.
The following signs can indicate presence of economical obsolescence:
- significant changes in technological process, economic, legal environment of the Company's functioning;
- presence of the evidence of impairment or physical spoilage of a fixed asset or fixed assets;
- decrease in market prices of particular fixed assets and so on.
The recoverable value shall be determined as the higher of asset's net sale price and its value in use (IFRS 36 Asset Impairment).
Net sale price shall be the price of the asset in sales contract in a transaction between well informed and willing to make such transaction parties less additional expenses associated directly with disposal of such asset.
Asset's value in use shall be discounted value of expected (estimated) future cash flows that are expected from continued asset use and from its retirement at the end of its useful life.
The balance-sheet value of fixed assets shall be decreased to recoverable value, and the difference shall be recognized as expense (loss from economical obsolescence) in the Statement of Operations.

8.8.5. Interest expenses shall be capitalized if they are directly connected with asset construction. Costs of technical maintenance, current and capital repair shall be expensed when incurred. Capital repair expenses shall include all types of expenses that do not result in improvement of technical characteristics of fixed assets in excess of their original capabilities. Profit and loss in consequence of retirement of fixed assets shall be recognized in the Statement of Operations when occurred.

8.8.6. Depreciation of fixed assets shall be charged on a straight-line basis over the estimated useful life of the individual asset.
For the purposes of depreciation the following useful lives shall be used:

Type of fixed assets	Useful lives (years)
Fixed assets used at generation of heat and electric energy	50
Fixed assets used for electric energy transmission	40
Fixed assets used for electric energy distribution	40
Fixed assets used at heat energy transfer	25
Other	15

8.8.7. Social facilities shall not be recognized as fixed assets in consolidated financial statement because it is considered that they will not provide economic benefits to the Company in the future. Expenses for social facilities maintenance shall be expensed when incurred.

8.9. Cash and cash equivalents

8.9.1. Cash shall comprise cash in hand and cash on bank accounts.

8.9.10. Cash Flow Statement (Annex 4 hereto) shall be prepared in accordance with IFRS 7 Cash Flow Statements. Investment and financial activities shall represent actual monetary transactions. Total amount of inflow from principal activity shall also be actual inflow from principal activity. At the same time some items of this section of the Cash Flow Statement shall include both monetary and non-monetary transactions.

8.10. Trade and Other Receivables

8.10.1. Accounts receivable shall be recognized inclusive of VAT paid to the budget after the receipt of respective accounts receivable.
The Company shall establish provision for doubtful debt in accordance with IFRS 39 Financial Instruments: Recognition and Measurement. Such provision shall be established when there is objective confirmation of the impossibility to receive the whole debt by the Company in accordance with original terms of its repayment.
Trade and other receivables shall be adjusted for the amount of the provision for impairment of these receivables.

8.10.2. The amount of the provision for short-term receivables shall be the product of a ratio and the amount of receivables at the balance sheet date. Ratios for provision formation shall be as follows:

Age composition of short-term receivables	Ratio
Less than 1 month	0.01
from 2 to 3 months	0.02
from 4 to 6 months	0.05
from 7 to 12 months	0.1
more than 1 year, including:	
uncollectible	1.0
other	0.25

The amount of the provision for long term receivables shall be calculated as the difference between the book value and the reimbursement amount representing the current value of expected cash flows discounted by the market interest rate for similar borrowers at the date of such receivables formation.

8.10.3. Expenses on establishing of the provision for doubtful debt shall be recognized in the period of their occurrence in the Statement of Operations as a part of operating expenses.

8.11. Inventories

8.11.1. Inventories shall be stated at the lower of cost and possible net realizable value.
The cost of purchased inventories shall be the amount of organization's actual purchase costs exclusive of value added tax and other refundable taxes.
General running and other similar costs shall not be included to actual purchase costs.
Net sales price shall be a possible sales price less selling expenses.

8.11.2. Provision for obsolete and little used inventories shall be established in case of potential losses from obsolete inventories and inventories with low turnaround time, taking into account their expected use.

8.11.3. When inventories are allocated to production, they shall be assessed at average cost.

8.12. Purchase and sales value added tax

8.12.1. Input VAT shall be credited against output VAT from sales proceeds when paid to suppliers. VAT relating to purchase and sale transactions, settlements under which were not effected at the date of the balance sheet (deferred VAT) shall be recognized in the balance sheet within taxes payable as current liability. In case of creation of a provision for accounts receivable which collection is not practical expenses on bad debts shall be recognized to the full debt amount, including VAT. The respective deferred VAT liability shall remain recognized in accounts till redemption or write off of receivables in Russian accounting.

8.13. Deferred Income Tax

8.13.1. Deferred income tax assets and liabilities shall be calculated in relation to temporary differences using the balance method. Provision for deferred income tax shall be established for all temporary differences between tax appraisal of assets and liabilities and their balance-sheet value in financial statements.

8.13.2. Deferred income tax assets and liabilities shall be determined using tax rates that are expected to be effective at the moment of asset realization or debt redemption. They are based on tax rates effective at the date of the balance sheet preparation.

8.14. Accounts payable

8.14.1. Accounts payable shall be recognized in statements at historical cost inclusive of value added tax to be credited from the budget at receipt of goods and services or at payment of accounts payable, what is later.

8.14.2. Additional liabilities (penalties and fines) that are not recognized in Russian accounting shall be charged and recognized in the balance sheet in line "Other long-term liabilities".

8.15. Borrowings

8.15.1. Borrowings shall be recognized in statements to the amount of actually received funds, including accrued interest.

8.15.2. Borrowings to be redeemed within one year after the balance sheet date shall be recognized as short-term liabilities.

8.15.3. Borrowings to be redeemed in more than one year after the balance sheet date shall be recognized as long-term liabilities. The portion of long-term payables to be redeemed within 12 months after the balance sheet date shall be recognized as short-term liabilities.

8.15.4. Loan and credit interest shall be recognized in statements when charged.

8.16. Minority interest

8.16.1. Minority interest shall represent the proportional share of minority shareholders in the capital of OAO Kuzbassenergo subsidiaries. It shall be calculated on the basis of the share of minority shareholders in Kuzbassenergo subsidiaries.

8.17. Pensions and post-employment benefits

8.17.1. Obligatory deductions of the Company's enterprises to the Pension Fund of the Russian Federation shall be expensed when charged. Other benefits to pensioners granted at the Company's own discretion are not significant.

8.18. Income recognition

8.18.1. Income shall be recognized upon supply of electric and heat energy and upon sale of goods and services not relating to energetics occurred prior to the end of the period. Proceeds figures shall be stated exclusive of VAT.

8.18.2. Proceeds shall be based on heat and electric energy rates approved by the Regional Energy Commission.

8.19. Earnings per share

8.19.1. Earnings per share shall be determined by division of net profit by weighted average number of ordinary shares being in circulation during the reporting year.

8.20. Segment Statements Submission

8.20.1. In accordance with IFRS 14 Segment Statements the Company shall disclose segment information in explanatory notes to financial statement.

8.20.2. The basis of determination of the Company's segments shall be its organizational structure and its internal management reporting system.

8.20.3. Primary segments of statements shall be production segments. The Company shall include four production segments:
- Segment "Production (generation) of electric and heat energy" is represented by heat and power plants;
- Segment "Electric energy transmission" is represented by power transmission lines delivering electric energy to consumers;
- Segment "Power sales" is represented by a subdivision selling electric energy to consumers;
- Segment "Other" includes a number of insignificant segments, including repair and auxiliary units, social facilities.

Information by production segments shall be formed for the year ending on 31 December 2003 and for the year ending on 31 December 2004 in the format according to Annex 3 hereto.

8.20.4. Secondary segments of statements shall be geographical segments. The Company carries out its activities in 5 cities and towns of Kemerovo Region (Kemerovo, Belovo, Novokuznetsk, Kaltan, and Myski)

Information by geographical segments shall be formed for the year ending on 31 December 2003 and for the year ending on 31 December 2004 in the format according to Annex 3 hereto.

9. Explanatory note preparation

9.1. Preparation of an explanatory note to accounting statements as its integral part (Article 5 of RAS 4/99 Organization's Accounting Statements, approved by Order No. 43n of 6 July 1999 issued by the Ministry of Finance of the Russian Federation) shall be made by the financial directorate, law directorate, accounting department of the Company's Executive Office on the basis of calculations, information and explanations of branches, the representative office, subsidiaries and dependent companies.

9.2. The explanatory note shall disclose all cases of deviation from rules of accounting statements formation established by accounting regulations being in force in the Russian Federation as concerns material deviations from established accounting rules and estimate of the balance sheet items with substantiation of reasons that caused such deviations and revelation of the result caused by such deviations to understanding of the Company's financial condition, recognition of financial results of its activity and changes in its financial condition (Article 25 RAS 4/99).

The explanatory note shall disclose information under the following sections:

accounting policy (with full disclosure of all components influencing significantly evaluation and decision making by interested users of accounting statements) (Article 11 of RAS 1/98);

notes to the Balance Sheet and the Statement of Operations (Article 27 of RAS 4/99, clauses 133 through 143 of the Guidelines for the Process of Accounting Reporting Figures Formation approved by the Order No. 60n of 28 June 2000 issued by the Ministry of Finance of the Russian Federation);

events after the balance sheet date (Article 10 of RAS 7/98);

contingencies (Article 21 of RAS 8/01);

transactions with affiliated persons (section II of RAS 11/2000);

segment information (section IV of RAS 12/2000);

information on earnings per share (Section IV of the Guidelines for Disclosure of Information on Earnings per Share approved by Order No. 29n of 21 March 2000 issued by the Ministry of Finance of the Russian Federation);

government aid received (Article 22 of RAS 13/2000);

loans and credits obtained (Article 33 of RAS 15/01);

information on discontinuing operation (Article 11 of RAS 16/02);

information on R&D expenses (Article 16 of RAS 17/02);

information on financial investments (Article 42 of RAS 19/02);

information on income tax payments (Article 25 of RAS 18/02);

information on consolidated accounting statements (taking into accounts statements of subsidiaries and dependent companies).

Appendix No. 14. Regulation on Accounting and Tax Policy of OAO Kuzbassenergo for Year 2005.

Regulation on Accounting and Tax Policy of OAO Kuzbassenergo for Year 2005.

1. General Provisions

1.1. The present regulation shall apply to OAO Kuzbassenergo, its branches and representative office.

1.2. Accounting and tax accounting in the Company's Executive Office, branches and the representative office shall be maintained by accounting departments headed by chief accountants.
Branches and the representative office shall submit to the Company's Executive Office statements being uncompleted for further consolidation and processing, calculation of some taxes and submission to parent bodies and tax authorities.
Subsidiaries and dependent companies shall maintain accounting, prepare balance sheets and other accounting statements and pay taxes and dues independently in accordance with the legislation.

2. Accounting policy of the Company shall be formed on the basis of the following assumptions applied to accounting keeping and statements preparation (Article 6 of RAS 1/98, Order No. 60n of 9 December 1998 issued by the Ministry of Finance of the Russian Federation):

- property separateness;
- going concern;
- accounting continuity;
- time certainty of business transactions.

3. Accounting methods chosen by the Company at formation of the accounting policy shall be applied by all branches and the representative office, irrespective of their location.

4. The head and chief accountant of the Company as well as heads and chief accountants of branches and the representative office shall provide the following:
4.1. The following requirements of the accounting policy in accounting procedures and at preparation and submission of accounting statements are observed: completeness, timeliness, diligence, substance over form, consistency and rationality (Article 7 of RAS 1/98).

4.2. Property, liabilities and business transactions are accounted for in interrelated accounts included to the approved Unified Working Chart of Accounts of the Company (Annex No. 2 hereto), developed on the basis of the Organization's Chart of Accounts of Financial and Business Activity approved by Order No. 94n of 31 October 2000 issued by the Ministry of Finance of the Russian Federation and, taking into account the functionality of software used by the Company.

4.3. Assets (except for fixed assets), liabilities and business transactions are accounted for in Rubles and kopecks, without roundoff. Fixed assets are accounted for in Rubles. Sum differences from such roundoff are charged to Account 91 Other Income and Expenses as extraordinary income (expense).

4.4. Business transactions are documented and recorded in ledgers strictly by times, without any omissions and waivers, in accordance with the Regulation on Documents and Work Flow in Accounting (Order No. 105 of 29.07.83 issued by the Ministry of Finance of the USSR), on the basis of accounting work flow schedules.
Output forms of ledgers (gross book, ledgers, balance lists, etc.) created using computers are monthly printed on paper and signed by a responsible person and a chief accountant (or a person acting as the chief accountant) The chief accountant shall be responsible for safety of information both on paper and machine-readable media.
The Company's ledgers shall be prepared in the format provided for by the accounting software of the Company.

4.5. Primary accounting documents are entered into accounting records if made according to the form contained in albums of unified forms of primary accounting documents. Documents which form is not specified in such albums shall contain the following compulsory details:

- document title;
- document date;
- name of the organization that issued the document;
- business transaction content;
- measures of the business transaction in natural and money units;
- names of officials responsible for the business transaction carrying out and correctness of its documentation;
- personal signatures of the mentioned persons and their clarification.

Recommended forms of documents developed by the Company are provided in Annex No. 2.

For simplification of primary information and at the same time for receipt of full data on work time use and for salary accounting, a new timesheet form being the modification of Forms Nos. T-12 and T-13 is approved and allowed for application (Annex No. 2 hereto).

Information on availability and flow of stored and accounted for at delivery registered high-security forms shall be generalized in Account 006 Registered High-Security Forms. Analytical accounting in Account 006 Registered High-Security Forms shall be made by each type of registered high-security forms and places of their keeping. Registered high-security forms shall include the following types:

- labour book forms
- inserts to labour book forms
- forms of own promissory notes

4.6. Rules of work flow in the Company for accounting purposes and statements preparation are regulated by the work flow schedule approved in the Executive Office, branches and representative office. Time and volume of submission of primary and other accounting documents to the Company's accounting department are set in the work flow schedule.

4.7. Time and volume of submission of the Company's accounting statements to competent state regulatory bodies are not set by the work flow schedule but by the existing legislation.

Time and volume of submission of accounting statements to the Executive Office by branches and by the representative office are set by the Company's chief accountant.

4.8. Annual accounting statements of the Company are considered and approved by the general meeting of shareholders and submitted within time and to addresses set by Article 15 of the Federal Law No. 129-FZ of 21.11.1996 *On Accounting* (as amended on 30.06.2003).

4.9. The Company's managers have the authority to sign primary accounting documents in accordance with the Company's order documents. Heads of branches, the representative office and departments shall have the authority to sign primary accounting documents under letters of attorney issued by the Company or in accordance with the Company's order documents and have the authority to sign other internal documents of the Company if it is required for discharge of their duties.

4.10. Documents for business transactions with cash (on bank accounts and on hand) shall be signed by the general director and the chief accountant and can be signed by their deputies for respective spheres and persons authorized by them (in branches, by directors and chief accountant and persons authorized by them in accordance with order documents).

4.11. The content of accounting and tax ledgers and internal accounting statements shall be confidential. Persons having access to information contained in accounting ledgers and internal accounting statements are obliged to keep it confidential. They bear responsibility for its disclosure in accordance with the legislation of the Russian Federation.

4.12. In accordance with federal law on accounting and accounting statements in the Russian Federation, chief accountants of branches and the representative office shall maintain control over transaction record, submission of current information, preparation of accounting statements within the established time, analysis (together with other departments) of financial and economic activities, be directly subordinated to the director and, as regards accounting organization, preparation of statements and tax assessment, order and methodology of control maintenance, shall be subordinated to the Company's chief accountant.

4.13. Responsibility for organization and maintenance of accounting and tax accounting and for compliance of the recording of carried out financial and business transactions with the existing legislation in branches and the representative office is imposed on directors and chief accountants of branches and the representative office (Article 6 of the Law *On Accounting*).

5. Accounting Methods

5.1. Fixed Assets Accounting.

5.1.1. Fixed assets are a part of the Company's assets meeting the criteria of Article 4 of RAS 6/01 "Fixed Assets Accounting" (Order No. 26n of 30 March 2001 issued by the Ministry of Finance of the Russian Federation (as amended on 18.05.2002), guidelines for accounting of fixed assets (Order No. 91n of 13.10.2003 issued by the Ministry of Finance of the Russian Federation) including:

- buildings;
- structures;
- working and power machines and equipment;
- measuring and control instruments and devices;
- computers;
- vehicles;
- tools;
- manufacturing and business inventories and fixtures;
- working, productive and pedigree livestock;
- perennial plants;
- internal roads;
- other fixed assets;
- capital investments in reclamation;
- capital investments in leased fixed assets;
- land, natural resources (owned by the organization).

Special long use technical editions (SNIP standards, collections, reference books, etc.) shall be accounted for as fixed assets. Purchased books with the service life of less than one year containing temporary reference information shall not be included to fixed assets and be expensed as other expenses when allocated to production or operation (when purchased). Temporarily stored books (that are not subject to registration in the inventory book) shall be written off with permission of branch's director under a charge off statement (statement's form to be developed independently).

When determining composition and grouping of fixed assets, one should be guided by the All-Russia Classifier of Fixed Assets (OK-013-94) approved by Resolution No. 359 of 26.12.94 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification.

The recording of the acceptance of fixed assets as a part of the Company's assets shall be imposed on acceptance commissions established:

- in the Executive Office - by Order No. 711 of 31.12.2003 On Order of Entering of Fixed Assets into the Books in the Executive Office of OAO Kuzbassenergo;
- in branches, by similar orders.

Fixed assets purchased for further sale shall be accounted for in Account 41 Goods.

5.1.2. The inventory item being an item with all fixtures and fittings or a structurally detached item intended for performing certain independent functions or a detached complex of structurally connected objects representing a unit and intended for performing certain work shall be taken as a fixed assets accounting unit (Article 6 of RAS 6/01 Fixed Assets Accounting (Order No. 26n of 30 March 2001 issued by the Ministry of Finance of the Russian Federation)).

The inventory value of fixed assets shall be determined as the amount of all devices value (system block, monitor, printer, keyboard, mouse, etc.) enabling their use for performance of certain works. Components and peripheral items purchased for replacement of out-of-order computer devices shall be accounted for as spare parts in the respective subaccount of Account 10 Materials.

5.2. Fixed assets estimation methods.

5.2.1. When recognized fixed assets shall be estimated using the following methods:

a) at purchase of fixed assets, at actual costs of the organization for their acquisition determined in accordance with Article 8 of RAS 6/01 Fixed Assets Accounting and preliminarily accumulated in Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets;

b) at construction of fixed assets by contractor organizations and at own-account construction, at actual costs for completed and delivered capital construction determined in accordance with the Standard for Long-Term Investment Accounting approved by Order No. 160 of 30 December 1993 issued by the Ministry of Finance of the Russian Federation collected preliminarily in Account 08 Investments in Non-Current Assets by items, subaccount Construction of Individual Items of Fixed Assets;

c) at receipt of fixed assets as contribution to the authorized (reserve) capital, at monetary estimate approved by founders (participants) unless otherwise is stipulated by the legislation of the Russian Federation (Article 9 of RAS 6/01). In this case record is preliminarily made to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets in correspondence with Account 75 Settlements with Founders. Costs (including transport and other delivery work) connected with acquisition of fixed assets to the authorized capital are also recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets;

d) at gratuitous receipt of fixed assets from legal and natural persons and at recognition of fixed assets detected as surplus according to inventory taking results, at market price at the date of recognition. At gratuitous receipt record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets from the credit of Account 98 Deferred Income in respective analytics. Costs (including transport and other delivery work, registration fees and other costs) connected with gratuitous acquisition of fixed assets shall also be recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets. On depreciation of fixed assets received gratuitously record to the debit of Account 98 Deferred Income in the respective analytics and to the credit of Account 91 Other Income and Expenses shall be simultaneously made to the amount of accumulated depreciation within extraordinary income;
After recognition of surplus according to inventory taking results record to the debit of Account 01 Fixed Assets from the credit of Account 91 Other Income and Expenses shall be made. Unrecorded property revealed at inventory taking shall be included to fixed assets after submission of documents for state registration. Data on prices effective at the date of recognition shall be confirmed by documents or expert examination (Article 29 of Guidelines for Fixed Assets Accounting (Order No 91n of 13 October 2003 issued by the Ministry of Finance of the Russian Federation).

e) at acquisition of fixed assets under contracts stipulating for discharge of obligations (payment) by non-monetary assets - at the cost of valuables transferred or to be transferred to the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances (Article 11 of RAS 6/01);

f) contract price is recognized as the value of fixed assets received under barter contracts, in which contract price of barterable assets is fixed;

5.2.2. Costs under loans and credits (interest and so on) obtained for acquisition of fixed assets shall be included to the historical cost of fixed assets in accordance with articles 23 through 31 of RAS 15/01 Accounting of Loans and Credits and Their Service Costs (Order No. 60n of 2 August 2001 issued by the Ministry of Finance of the Russian Federation).

5.2.3. Expenses for (income from) purchase of fixed assets occurred after their recognition (sum differences, nonrefundable taxes, etc.) shall be accounted for in Account 91 Other Income and Expenses within extraordinary expenses (income) in the respective analytics.

5.2.4. The historical value of fixed assets shall be changed only in cases of extension, additional equipping, reconstruction and modernization, partial liquidation and revaluation of fixed assets.

5.2.5. Full or partial revaluation of groups of homogeneous fixed assets at present (replacement) value by indexation or direct adjustment using documented market prices shall be effected once a year (on 1 January of the reporting year) under the Company's separate order and thereafter shall be effected annually.

Revaluation **surplus** of a fixed asset shall be charged to Account 83 Additional Capital to the amount calculated less its devaluation made in previous reporting periods and allocated to profit and loss account as operating expenses. The amount of fixed asset revaluation surplus equal to the amount of its devaluation made in previous reporting periods and located to profit and loss account as expenses shall be accounted for in Account 91 Other Income and Expenses within operating income.

The amount of fixed asset devaluation shall be charged to decrease in additional capital formed at the expense of surplus amounts formed in previous reporting periods (Article 15 of RAS 6/01, as amended on 18.05.2002). The excess of fixed asset devaluation over surplus charged to additional capital as a result of its revaluation conducted in previous reporting periods shall be charged to Account 84 Undistributed Profit (Uncovered Loss).

5.2.6. The amount of surplus (devaluation) occurred from revaluation of branches' fixed assets shall be transferred to the Company's Executive Office to the debit (credit) of Account 79 Intra-Organizational Settlements, subaccount Settlements for Segregated Property.

5.2.7. At retirement of a fixed asset, its revaluation surplus shall be transferred from Account 83 Additional Capital to Account 84 Undistributed Profit (Uncovered Loss) as profit of the reporting year (Article 15 of RAS 6/01, as amended on 18.05.2002).

5.2.8. Estimate of a fixed asset, which value at acquisition is denominated in foreign currency, shall be made by translation of the amount in foreign currency at the rate of the Central Bank of Russia effective at the date of the asset recognition in Account 01 Fixed Assets. Exchange rate differences occurred shall be accounted for by debiting (crediting) Account 08 Investments in Non-Current Assets and crediting (debiting) Account 91 Other Income and Expenses within extraordinary expenses (income) (Article 16 of RAS 6/01).

5.2.9. Gratuitous transfer and sale of fixed assets to outside organizations and natural persons, the write off of underdepreciated fixed assets due to their unserviceability and missing fixed assets detected as a result of inventory taking or stolen ones shall be made with written consent prepared by the Capital Management Department of the Executive Office with initialling the document by respective departments. The document shall be signed by deputy general directors according to the sphere of their responsibility as follows:

- fixed assets of non-production sphere (housing and utility services, public catering, motor transport, etc.), first deputy general director for general matters;
- manufacturing fixed assets, deputy general director - technical director;

The write off of fully depreciated fixed assets due to unserviceability and partial liquidation of fixed assets shall be made with permission of branch or representative office director.

At the write off of underdepreciated fixed assets VAT falling on underdepreciated portion shall be restored, without taking into account revaluations.

Material assets remaining after the write off of unreplaceable and unserviceable fixed assets shall be entered into the books at market value at the date of fixed asset write off and charged to Account 91 Other Income and Expenses within operating income.

5.2.10. The depreciated value of retired fixed asset shall be written down from the credit of Account 01 Fixed Assets to the debit of the respective subaccount of Account 91 Other Income and Expenses:

- as operating expenses in case of retirement of the fixed asset in consequence of sale, write off due to moral of physical depreciation;
- as extraordinary expenses in case of retirement of the fixed asset in consequence of gratuitous transfer.

The retirement of a fixed asset contributed to the authorized (reserve) capital or unit fund to the amount of its depreciated cost shall be recognized in the debit of a settlements account and the credit of a fixed assets account. If the fixed asset does not have depreciated cost (is depreciated in full), the amount of conditional value shall be recognized in accounting statements as operating income in line 09010 of Form No. 2 Statement of Operations.

5.2.11. Expenses from the write off of fixed assets at accidents, natural disasters and other emergencies shall be accounted for in the respective reporting period within extraordinary expenses.

5.3 Depreciation of fixed assets

5.3.1. Depreciation of fixed assets shall be charged on a straight-line basis over the useful life of the individual asset. With respect to fixed assets recognized before 01.01.2002 depreciation shall be charged in accordance with Regulation No. 1072 of 22 October 1990 *On Unified Depreciation Rates for Complete Recovery of Capital Assets of the USSR National Economy* issued by the Council of Ministers of the USSR. With respect to fixed assets recognized from 01.01.2002 depreciation shall be charged in accordance with Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.

5.3.2. Depreciation of property with respect to which capital investments are completed, respective primary acceptance documents are issued, documents are submitted for state registration and actually operated shall be charged according to the standard procedure from the first day of the month following the month when the asset was put into operation. Such property shall be accounted for as fixed assets.

5.3.3. Fixed assets of the value not exceeding 10,000 Rubles (as well as purchased books not included to the library stock) shall be expensed to Depreciation on their release to production or operation. The mentioned operation shall be recorded to the debit of manufacturing costs (sales costs) accounts and the credit of Account 01 Fixed Assets and is documented by a charge-off report according to form MB-8. Such assets shall be accounted for at zero value. In case of modernization (reconstruction) of such assets, expenses on modernization (reconstruction) shall be charged to increase of the asset value and be depreciated in accordance with the established procedure.
To ensure safety of these assets at manufacturing or operation, control over their movement shall be organized in the Executive Office, branches and the representative office. Current quantity accounting of this items at place of their operation shall be maintained in the Inventory List of Commissioned Assets of the Value Less Than 10,000 Rubles according to the recommended form, separately from fixed assets depreciated in accordance with the standard procedure (Annex 2 hereto). Control of compliance of inventory list items to records in inventory cards shall be exercised by the accounting department and materially-responsible persons.

Retirement of fixed assets of the value not exceeding 10,000 Rubles shall be documented by the Report of Retirement of Fixed Assets of the Value Less Than 10,000 Rubles according to the recommended form (Annex 2 hereto).

5.3.4. Depreciation shall not be charged with respect to the following fixed assets:
- housing facilities (Article 17 of RAS 6/01);
- land improvement facilities (Article 17 of RAS 6/01);
- productive livestock (Article 17 of RAS 6/01);
- perennial plants (Article 17 of RAS 6/01);
- land plots (Article 17 of RAS 6/01);
- natural resources (Article 17 of RAS 6/01);
- fixed assets received prior to 1 January 2000 under gift contracts and free of charge in the course of privatisation;
- books, brochures and other similar temporarily stored editions being not subject to registration in the inventory book.

5.3.5. Charge of depreciation shall be suspended by resolution of the head of a branch for the period of fixed asset restoration (repair, modernization, reconstruction) which length exceeds 12 months, and by the order of OAO Kuzbassenergo at their preservation for the period of more than 3 months (Articles 23 of RAS 6/01).

5.3.6. Depreciation charged with respect to manufacturing fixed assets at the credit of Account 02 Depreciation of Fixed Assets, subaccount Accumulated Depreciation shall be allocated to financing of production capital investments by record to the debit of Account 02 Depreciation of Fixed Assets, subaccount Accumulated Depreciation from the credit of Account 02 Depreciation of Fixed Assets, subaccount Depreciation Used for Capital Investments.
If capital investments are made at the expense of intercompany reallocation of depreciation, Off-Balance Accounting with acceptance (delivery) of financing source between branches under off-balance advices shall be maintained.

5.3.7. In case of modernization or partial liquidation of a fixed asset depreciation shall be calculated on the basis of the fixed asset's depreciated value at the date of its conduction and the number of months remaining till the end of the fixed asset operation. If after fixed asset modernization the useful life of the fixed asset increased, then increase in the number of months of the fixed asset operation is possible (within limits for the depreciation group to which the modernized fixed asset relates.

5.4. Procedure of Fixed Assets Accounting and Repair Financing.

5.4.1. For straight-line charging to manufacturing costs of expenses for all types of repair of production fixed assets, provision for repair work for the current financial year shall be created in Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) to the amount of annual repair cost normative with monthly allocation to manufacturing costs (Accounts 23, 25 and 26) of 1/12 of the annual estimate.
At the end of the year the provision for repair work shall be adjusted as follows:
- excessively reserved amounts for repair of fixed assets (according to inventory taking results) are reversed;
- in case of deficiency of funds of the provision for repair work, additional charge is effected to the debit of production cost accounts and to the credit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones).
Costs by types of repair (capital and current repair) and methods of performance (contracting and own-account repair) are accounted for separately.
All costs of production fixed assets repair effected by:
- the organization itself shall be accounted for in Account 23 Auxiliary Production, subaccounts Capital Repair of Fixed Assets Using Own Resources and Current Repair of fixed assets Using Own Resources with their further monthly allocation in full to the debit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones).
- by contractors shall be charged in full to the debit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) from the credit of Account 60 Settlements with Suppliers and Contractors under respective subaccounts.
In case of insufficiency of funds of the provision for repair of production fixed assets (including leased ones) the debit balance of the Account Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) shall be recorded at the end of the month in the balance sheet item Other Production Inventories and Costs.
Costs of non-production fixed asset repair shall be allocated to the debit of Account 29 Service Sector from the credit of respective subaccounts of Account 23 Auxiliary Production or Account 60 Settlements with Suppliers and Contractors on repair performance without provision creation.

5.5. Accounting of intangible assets.

5.5.1. Intellectual property shall be recognized as intangible assets provided that all conditions stipulated for in Article 3 of RAS 14/2000 Accounting of Intangible Assets are fulfilled (Order No. 91n of 16 October 2000 issued by the Ministry of Finance of the Russian Federation).

5.5.2. When recognized intangible assets shall be estimated as follows:
a) at purchase of intangible assets, at actual purchase costs incurred by the organization in accordance with Article 6 of RAS 14/2000 Accounting of Intangible Assets (Order No. 91n of 16 October 2000 issued by the Ministry of Finance of the Russian Federation) collected preliminarily in Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation;
b) at creation of intangible assets by the Company itself - at actual costs of creation, production, exclusive of value added tax and other refundable taxes collected preliminarily in Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation (Article 7 of RAS 14/2000);
c) at acquisition of intangible assets as contribution to the authorized (reserve) capital, at monetary estimate agreed by founders (participants), unless otherwise is provided for by the legislation of the Russian Federation (Article 9 of RAS 14/2000). In this case preliminary record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation in correspondence with Account 75 Settlements with Founders. Costs connected with acquisition of intangible

assets to the authorized capital shall also be recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation;

d) at gratuitous receipt of intangible assets from legal and natural persons, at market price at the date of recognition. In this case record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation from the credit of Account 98 Deferred Income in the respective analytics. Costs connected with gratuitous acquisition of intangible assets shall also be charged to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation. Data on prices effective at the date of recognition shall be confirmed by documents or expert examination.

When amortization is charged with respect to such intangible assets, records shall be simultaneously made to the debit of Account 98 Deferred Income in the respective analytics and the credit of Account 91 Other Income and Expenses within extraordinary income;

e) at acquisition of intangible assets under contracts providing for fulfilment of obligations (payment) by non-monetary assets, at the cost of valuables transferred or to be transferred by the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances (Article 11 of RAS 6/01);

F) a contract price shall be recognized as the value of intangible assets received under barter contracts, in which the contract price of barterable assets is fixed.

5.5.3. Amortization of all groups of intangible assets shall be charged on a straight-line basis, taking into account norms calculated basing on useful lives of intangible assets, using Account 05 Amortization of Intangible Assets (articles 15, 16 and 21 of RAS 14/2000).

5.5.4. Useful lives of intangible assets shall be determined independently at recognition of the asset, taking into account the expected period of the asset use during which economic benefits (income) can be received. At the same time expected useful life shall not be longer than the validity of a patent, certificate or other title documents and limitations for intellectual property use according to the existing legislation of the Russian Federation (Article 17 of RAS 14/2000).

Amortization rates of intangible assets which useful lives cannot be determined shall be set on the assumption of 20-year period (provided that is it is not longer than the organization's life).

5.6. Lease of fixed assets

5.6.1 Assets leased out shall be accounted for separately in Account 01, subaccount Fixed Assets Leased out. All costs relating to assets leased out shall be recorded in Account 90 Sales.

Depreciation of assets leased out shall be charged to the credit of Account 02 Depreciation of Fixed Assets and the debit of Account 90 Sales.

Lease contracts shall provide for complete payback of assets (including local taxes: land tax, property tax, etc.).

5.6.2. Fixed assets leased in shall be accounted for in Off-Balance Account 001 Leased Fixed Assets at the estimate mentioned in lease contracts. Analytical accounting shall be maintained by lessors and by each individual leased fixed asset.

5.6.3. Time of fixed asset lease, rent, terms of their maintenance and repair, change in value in consequence of capital work and settlement procedure shall be determined in a lease contract.

5.6.4. Assets purchased for further lease and acquisition of income shall be recognized in Account 03 Income-Bearing Investments in Tangible Assets.

5.7. Peculiarities of accounting of investments in non-current assets.

5.7.1. Costs of the Works and Building Department maintenance (salaries, business trip expenses) shall be borne at the expense of funds allocated for capital construction financing and be included to the inventory value of assets put into operation (Article 1.4. of the Standard on Accounting of Long-Term Investments approved by Order No. 160 of 30.12.93 issued by the Ministry of Finance of the Russian Federation).

5.7.2. Expenses on maintenance of the Works and Building Department of the Executive Office shall be monthly allocated between branches in proportion to the scope of branches' construction and erection work using the ratio calculated as the relation of the scope of the branch's construction and erection work for the reporting month to the total scope of the Company's construction and erection work for the month.

5.7.3. Costs of capital construction classified in accordance with clause 3.1.7. of the Standard on Accounting of Long-Term Investments approved by Order No. 160 of 30.12.93 issued by the Ministry of Finance of the Russian Federation as costs that do not increase the value of fixed assets shall be included to the inventory value of capital investment objects at their recognition.

5.7.4. If the Company is an interest-holder at construction, transfer of monetary assets or property to the main developer in the order of share participation shall be recognized as accounts receivable under this construction by record to the debit of the respective subasscount of Account 76 Settlements with Various Debtors and Creditors in correspondence with cash or assets accounts.
After completion of construction (or its part) the respective costs shall be recognized by the record from the credit of the respective subaccount of Account 76 Settlements with Various Debtors and Creditors to the debit of Account 08 Investments in Non-Current Assets, subaccount Construction of Fixed Assets.

5.7.5. Should the Company be a main developer, funds received by it from interest holders shall be accounted for as target financing funds in the debit of Account 86 Target Financing in correspondence with cash or assets accounts.

5.7.6. Research and development in the Company shall be accounted for in accordance with the Accounting Standard *Accounting of Expenses on Scientific and Research and Technological Work* (RAS 17/02).
Expenses on scientific and research and technological work are recognized provided the following terms are observed:
- the amount of expenses can be determined and confirmed;
- performance of works is confirmed documentally;
- use of work results for production and managerial needs will lead to obtaining future economic benefits (income);
- use of results of scientific and research and technological work can be demonstrated.

Research and development costs are accounted for in Account 08 Investments in Non-Current Assets (Article 5 of RAS 17/02).
Costs of research and development work which results are subject to legal protection and registered according to the procedure set by the law (patents, certificates and other documents certifying the Company's exclusive right to R&D results) shall be accounted for as intangible assets (Article 4 of RAS 14/2000).
Costs of research and development work which results are not registered in accordance with the established procedure shall be allocated from the credit of Account 08 Investments in Non-Current Assets to expenses for ordinary activities on a straight-line basis over the established period (Article 11 of RAS 17/02).
The period of R&D costs depreciation shall be 3 years.
R&D costs that did not brought positive result and R&D results which application is terminated shall be documented by a report of branch's production and technical department.
The report shall be considered by the production and technical department of the Executive Office and upon the written consent of the technical director. Costs incurred shall be simultaneously expensed to extraordinary costs of the reporting period.

5.7.7. With respect to capital construction in progress, which financing was terminated and will not be continued because of absence of funds and which were previously revaluated, the revaluated cost shall be transferred from the credit of Account 84 Undistributed Profit (Uncovered Loss) to the debit of Account 83 Additional Capital and by record from the credit of Account 08 Investments in Non-Current Assets to the debit of Account 91 Other Income and Expenses to the amount of earlier actual costs incurred.
The write off of construction in progress shall be made under an order document (order, regulation, etc.) prepaid by the Capital Construction Department of the Executive Office with substantiation of write off reasons on the basis of branch's written request on write off and conducted inventory taking.

5.8. Inventories Accounting.

5.8.1. The following assets shall be considered as inventories:

- intended for use as raw materials, materials, etc. at manufacture of products, performance of works and provision of services, repair of fixed assets and construction and erection work, cultural and educational needs;
- intended for sale (finished products and goods);
- intended for use as instruments of labour within the period not exceeding 12 months;
- intended for the organization's managerial needs.

5.8.2. Implements, tools, business fixtures with the service life of less than one year shall be accounted for within inventories in Account 10 Materials.

5.8.3. The nomenclature number developed for the particular inventory shall be recognized as an inventory accounting unit.

5.8.4. When recognized inventories shall be estimated as follows:

- at purchase, at actual purchase costs exclusive of value added tax and other taxes refunded from the budget determined in accordance with articles 6 and 11 of RAS 5/01 (Order No. 44n of 9 June 2001 issued by the Ministry of Finance of the Russian Federation), taking into account provisions of Article 15 of RAS 15/01 Accounting of Loans and Credits and Their Service Costs at accounting of interest and other expenses related to borrowings;
- at manufacture by the Company itself, at actual costs of manufacturing of these inventories. Accounting and cost accounting of inventories manufacturing are maintained according to the procedure set for determination of the cost of respective products (Article 7 of RAS 5/01);
- contributed to the authorized capital, at monetary estimate agreed by founders (participants), unless otherwise is provided for by the legislation of the Russian Federation, taking into account actual costs of inventories delivery and putting them into usable condition according to Article 6 of RAS 5/01 (articles 8 and 11 of RAS 5/01);
- received gratuitously or under gift contracts and remaining after retirement of fixed and other assets, recognition of inventories detected as surplus according to inventory taking results, at current market value at the date of recognition, taking into account actual costs of inventory delivery and putting them into usable condition (articles 8 and 11 of RAS 5/01).
- received under contracts providing for fulfilment of obligations (payment) by non-monetary assets, at the cost of valuables transferred or to be transferred to the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances. If it is not possible to determine the value of assets transferred or to be transferred to the Company the cost of inventories received by the organization under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be determined on the basis of the price at which similar inventories are usually acquired in comparable circumstances. The actual cost of these inventories shall also include actual costs of inventories delivery and putting them into usable condition according to articles 6, 10 and 11 of RAS 5/01;
- A contract price shall be recognized as the value of inventories received under barter contracts, in which the contract price of barterable assets is fixed.

5.8.5. Estimate of inventories, which value at acquisition is denominated in foreign currency shall be made by translation of the amount in foreign currency at the rate of the Central Bank of Russia effective at the date of the inventories recognition (Article 15 of RAS 5/01).

5.8.6. Inventories received by the Company without payment documents (unbilled deliveries) shall be recognized at contractual price. If the price is not stipulated in the contract, then the price at which the Company determines expenses with respect to similar inventories shall be used for its determination as well as for determination of the amount of payment or accounts payable (Articles 6.1. of RAS 10/99). After receipt of payment documents the difference between the actual cost of inventories and their estimate at recognition shall be allocated to the same cost accounts to which inventories were allocated and to the balance of these inventories in stock in proportion to their amount.

If payment documents for unbilled deliveries were received in the following year after presentation of annual accounting statements then:

a) the book value of inventories shall not be changed;

b) the amount of value added tax shall be accounted for in accordance with the established procedure;

c) settlements with the supplier shall be adjusted, and amounts of the formed difference between the book value of recognized inventories and their actual cost shall be allocated in the month when payment documents were received:

- decrease in value of inventories shall be debited to Account 60 Settlements with Suppliers and Contractors and credited to Account 91 Other Expenses;
- increase in value of inventories shall be debited to Account 91 Other Expenses and credited to Account 60 Settlements with Suppliers and Contractors (clause 41 of Guidelines for Accounting of Inventories (approved by Order No. 119n of 28.12.2001 issued by the Ministry of Finance of the Russian Federation)).

5.8.7. Goods acquired for retail sale shall be accounted for at sale value using Account 42 Trade Markup (Article 13 of RAS 5/01). The amount of markup falling on the balance of unsold goods shall be determined on the basis of the percentage of disposed goods value to accounted goods value

5.8.8. Goods acquired for wholesale trade shall be accounted for at purchase cost, taking into account costs of storage and delivery of goods to warehouses (depots) till the moment of their delivery to sale (Article 13 of RAS 5/01).

5.8.9. Inventories owned by the Company but being in transit or pledged to the buyer shall be recognized at the value stipulated in the contract with further adjustment of the actual cost (Article 26 of RAS 5/01).

5.8.10. Fuel purchased for energy generation shall be accounted for at actual cost that includes the following: fuel cost according to suppliers' bills including discounts (markups) for degraded (premium) quality, payment for other supplier's services, commodity exchange services, railway tariff for fuel transportation from the place of shipment to the destination station and from the destination station to discharge facilities, other expenses in accordance with articles 6 and 11 of RAS 5/01, except for expenses of the fuel and transportation department.

Expenses of the fuel supply department on car unloading, storage and intraterminal fuel transfer from depots and supply for technological needs shall not be included to fuel cost, but shall be allocated to energy generation as costs of the fuel and transportation department (clause 4.7 of Guidelines for Organization of Fuel Accounting at Heat Power Plants RD 34.09.105-96).

5.8.11. At allocation of inventories (except for goods accounted for at sale value) to production and other disposal they shall be estimated at average cost of each inventory type.

The average estimate of the actual cost of materials allocated to production or other purposes shall be effected by determination of material actual cost at the moment of its allocation (moving estimate).

5.8.12. Transfer to production (operation) of inventories shall be documented by an internal invoice according to Form M-11 for internal movement (from one reporter to another).

Charge-off of inventories allocated to production, except for construction materials, shall be made under an equipment and other inventories charge-off report according to the recommended form (Annex No. 2 hereto).

Charge-off of implements and fixtures allocated to production shall be made under a charge-off report according to the recommended form with simultaneous issuance of an internal invoice according to Form M-11 for allocation to production (Annex No. 2 hereto).

5.8.13. Special tools, special fixtures, special equipment and special clothes shall be accounted for by the Company in accordance with the Guidelines for Accounting of Special Tools, Special Fixtures, Special Equipment and Special Clothes approved by Order No. 135n of 26.12.2002 issued by the Ministry of Finance of the Russian Federation.

The list of instruments of labour accounted for within special tools, special fixtures, special equipment (custom tooling) applied for non-standard operations (clause 2 of the Guidelines) shall be determined by branches, taking into account technological process peculiarities.

When determining the composition and grouping of fixed assets, one should be guided by the All-Russia Classifier of Fixed Assets OK-013-94 (approved by Resolution No. 359 of 26.12.94 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification) and the All-Russia Classifier of Types of Economic Activities, Products and Services OK-004-93 (approved by Resolution No. 17 of 06.08.93 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification).

Custom tooling, special clothes and other personal protective means, irrespective of their value and useful life, shall be active assets (clause 50 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation approved by the Order of the Ministry of Finance of the Russian Federation of 29.03.2000). To account for these items subaccounts 10.10 Custom Tooling and Special Clothes in Stock and 10.11 Custom Tooling and Special Clothes in Operation of the balance sheet account 10 Materials shall be used.

Bedding, tools intended for production of typical products (clause 4 of the Guidelines) and other organizational items recognized as active assets shall be accounted for in Account 10.9 Implements and Fixtures.

Special clothes, other personal protective means and custom tooling with service life not exceeding 12 months shall be allocated to the debit of manufacturing costs accounts on its handover (delivery) to the organization's employees (clause 21 of the Guidelines).

Delivered special clothes, other personal protective means, etc. shall be allocated to production under a charge-off report according to form MB-8 with simultaneous issuance of an internal invoice for allocation to production according to Form M-11.

If the service life is more than 12 months, the value of special clothes, other personal protective means and so on shall be depreciated on a straight-line basis, taking into account their useful lives (clause 26 of the Guidelines).

Special clothes, other personal protective means, etc. intended for long use shall be delivered to an employee against his/her signature in the employee's individual card (form MB-2) and in the Sheet of Allocation of Special Clothes, Other Personal Protective Means, etc.(form MB-7).

The value of special tooling shall be depreciated on a straight-line basis, taking into account item's actual cost and norms calculated basing on the item's useful life (clause 24 of the Guidelines). The useful life of special tooling in branches shall be established by a permanent committee individually for each type of special tooling.

The write off of special tooling and special clothes shall be effected at actual retirement (in case of moral and physical depreciation, sale, gratuitous transfer, contributing to the authorized capital of other entities, liquidation at emergencies, etc.).

5.8.14. The write off of inventories transferred under a gift contract or gratuitously shall be effected on the basis of primary documents for material movement (material release slip according to Form M-15, material release order and Inventory Gratuitous Acceptance and Delivery Certificate (Annex No. 2 hereto). Materials shall be written off in accordance with clause 5.8.11 hereof. The value of materials delivered gratuitously and expenses attributable to movement of these materials shall be charged to financial results within extraordinary expenses (Article 12 of RAS 10/99 Organization's Expenses, No. 33n of 06.05.1999, clause 132 of the Guidelines for Inventories Accounting, No. 119n of 28.12.2001(as amended on 23.04.2002)).

5.8.15. In connection with seasonal production and energy supply cycle the reserve stock of coal, fuel oil and other inventories shall be created in accordance with norms approved by the Company's management.

5.8.16. Inventories shipped by the supplier and not received to the Company's stock which title passed to the Company (irrespective of the fact whether they are paid or not) shall be recognized as inventories in transit at the end of the month.

5.8.17. If there are no discrepancies between supplier's data and actual data (quantity and quality), acceptance and recognition of materials shall be made by affixing a stamp with pay-in slip requisites on the supplier's documents (invoice, bill) instead of drawing up of the pay-in slip (Form M-4) (clause 49 of the Guidelines for Inventories Accounting, No. 119n of 28.12.2001 (as amended on 23.04.2002)).

5.8.18. The acceptance, storage, accounting and delivery of ethyl alcohol shall be in accordance with the Instruction on Acceptance, Delivery, Transportation and Accounting of Ethyl Alcohol approved by the Ministry of Food of the USSR on 25.09.1985 (hereinafter referred to as the Instruction). This Instruction shall apply to all types and grades of ethyl alcohol irrespective of the method of its acquisition and purposes of further use.

Ethyl alcohol shall be accepted and recognized in anhydrous estimation (in decalitres) under the Statement of Form P-24 *On Alcohol Shipment and Acceptance* (Annex No. 7 to the Instruction), taking into account data on alcohol actual quantity obtained as a result of measurements made by officials of the receiving organization and mentioned in the section of the mentioned Statement.

Delivery of alcohol to production shops and laboratories shall be made in accordance with clause 2.1. of the Instruction and documented by the requisition according to Form No. P-29 to the Instruction.

Results of alcohol acceptance and delivery under respective receiving and withdrawal reports shall be recorded in the alcohol measurement register according to Form No. P-23 (Annex No. 4 to the Instruction) kept by an official responsible for alcohol acceptance, delivery and storage.

In accordance with requirements of clause 2.6. of the Instruction, production shops and laboratories shall daily account for receipt and consumption of alcohol in the register where name and number of production operations and analyses, quantity of alcohol consumed in each operation and for the whole day are mentioned.

Alcohol balance at the beginning and at the end of the month shall be stated in accordance with data of the inventory taking that is conducted in accordance with Section 6 of the Instruction on the 1st day of each month. Inventory taking results shall be formalized by statements according to Form No. P-27 (Annex No. 21 to the Instruction).

Declarations On Quantity of Production and Turnover of Ethyl Alcohol from Food Raw Material shall be submitted by the Company quarterly to tax authorities and executive authorities that issued the license for the respective activity type according to annexes 2 and 7 to Resolution No. 564 of 25.05.1999 *On Approval of the Regulation on Declaring the Production and Turnover of Ethyl Alcohol and Alcoholic Products* issued by the Government of the Russian Federation.

5.9. Financial investment accounting.

5.9.1. The Company shall account for financial investments in accordance with RAS 19/02 Financial Investments Accounting approved by Order No. 126n of 10.12.2002 issued by the Ministry of Finance of the Russian Federation.

5.9.2. The following shall be recognized as financial investments of the Company (Article 3 of RAS 19/02):

- state and municipal securities, securities of other organizations, including debt securities in which maturity date and redemption value are determined (bonds, promissory notes);
- contributions to authorized (reserve) capitals of other organizations (including subsidiaries and dependent companies);
- loans granted to other organizations;
- deposits with credit institutions;
- receivables acquired by virtue of assignment of the right of claim;
- contributions under special partnership agreements and so on.

5.9.3. Financial investments shall be accounted for in Account 58 Financial Investments with division of investments to short-term and long-term, depending on their maturity (repayment period) and intentions with which they were made:

- long-term, when set maturity (repayment period) is more than one year or investments are made with intention to receive income thereunder for more than one year;
- short-term, when set maturity (repayment period) is not more than one year or investments are made without intention to receive income thereunder for no more than one year.

5.9.4. Financial investments shall be accounted for at historical cost. The historical cost of purchased financial assets shall be considered as the amount of the organization's actual acquisition costs exclusive of value added tax and other refundable taxes (except for cases provided for by the tax legislation of the Russian Federation).

The following amounts shall be considered as financial investment acquisition costs:

- amounts paid to the seller under a contract;
- amounts paid to organizations and other persons for information and consulting services connected with acquisition of the mentioned assets;
- fees paid to a middleman organization or another person through the intermediary of which financial investments were acquired;

- costs under received loans and credits incurred before recognition of financial investments at leveraged purchase of financial investments (Article 15 of RAS 15/01 Accounting of Loans and Credits and Respective Servicing Costs approved by Order No. 60n of 02.08.2001 issued by the Ministry of Finance of the Russian Federation);
- other costs directly associated with acquisition of assets as financial investments.

Actual costs of acquisition of assets as financial investments are determined, taking into account sum differences that occur in cases when payment is made in Rubles to the amount equivalent to the amount in foreign currency (conventional currency units) before recognition of assets as financial investments.

5.9.5. The monetary estimate of financial investments contributed to the authorized (reserve) capital of other organizations agreed by founders (participants) of organizations shall be the historical cost of such financial investments unless otherwise is stipulated by the legislation of the Russian Federation.

When contribution to authorized capital is made by non-monetary assets, the depreciated cost of contributed assets shall be recognized in Account 58 Financial Investments. When contribution to authorized capital by non-monetary assets is received, the monetary estimate of contributed assets agreed by founders shall be recognized in Account 80 Authorized Capital, i.e. Account 58 Financial Investments of the founder and Account 80 Authorized Capital of the recipient will have different valuation base.

5.9.6. The historical cost of loans granted to other organizations shall be the amount of actually transferred monetary assets or asset balance-sheet value if loan of property (non-monetary assets) is granted.

5.9.7. The historical cost of financial investments contributed to the special partnership shall be their monetary estimate agreed by partners under a special partnership agreement.

5.9.8. The historical cost of financial investments acquired under contracts providing for fulfilment of *obligations (payment)* by non-monetary assets shall be the value of assets transferred or to be transferred by the Company. The value of assets transferred or to be transferred by the organization shall be determined on the basis of the price at which the Company determines the value of similar assets in comparable circumstances.

If it is not possible to determine he value of assets transferred or to be transferred by the Company, the value of financial investments received by the Company under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be determined, taking into account the cost at which in comparable circumstances similar financial investments are acquired.

5.9.9. The historical cost of financial investments such as securities received gratuitously shall be:
- their current market value at the date of recognition. The current market value of securities shall be their market price calculated in accordance with the established procedure by a trading organizer in the securities market;
- the amount of monetary assets that can be received as a result of received securities sale at the date of their recognition, for securities which market price is not calculated by a trading organizer in the securities market.

5.9.10. Financial investments the current market value of which can be determined in accordance with the established procedure shall be recognized at the end of the reporting year at current market value by adjusting their estimate at the previous reporting date. The mentioned adjustment shall be made each quarter.

The difference between the estimate of financial investments at current market value at the reporting date and the previous estimate of financial investments shall be charged to financial results (within operating income or expenses).

Financial investments the current market value of which cannot be determined shall be recognized at historical cost in accounts and accounting statements at the reporting date.

If the current market value of financial investment estimated previously at current market value cannot be determined at the reporting date such financial investment shall be recognized at its last estimated value.

5.9.11. The initial market value of debt securities which current market value cannot be determined shall not be carried to par value (Article 22 of RAS 19/02 Financial Investments Accounting, No. 126n of 10.12.2002).

5.9.12. At retirement of an asset which is recognized as financial investment and which current market value cannot be determined, its value shall be determined on the basis of the historical cost of each accounting unit of financial investments (Article 26 of RAS 19/02).

5.9.13. At retirement of assets that are recognized as financial investments and which current market value is determined, their value shall be determined basing on the last estimate.

5.9.14. The estimate of financial investments at the end of the reporting period shall be made at historical cost of each accounting unit of financial investments and at current market value (Article 32 of RAS 19/02).

5.9.15. The following information shall be formed in analytical accounting with respect to recognized state securities and securities of other organizations in accordance with Article 6 of RAS 19/02:

- issuer's (organization's) name;
- security name;
- number, series, etc.;
- nominal price;
- purchase price;
- expenses associated with purchase of securities;
- total number;
- purchase date;
- date of sale or other disposal;
- safekeeping place.

5.10. Accounting of transactions in foreign currencies and settlements in conventional units.

5.10.1. Assets and liabilities which value is denominated in foreign currency shall be recognized at Ruble estimate by translation of their value in foreign currency at the rate of the Central Bank of the Russian Federation as of the date of transaction, and for preparation of accounting statements, at the last quoted rate of the Central Bank of the Russian Federation in the reporting period (articles 3 and 6 of RAS 3/2000).

5.10.2. At preparation of accounting statements Ruble estimate of assets (fixed assets, intangible assets, long-term securities, inventories) paid in foreign currency and recognized at historical cost or at actual acquisition costs shall not be translated (Article 9 of RAS 14/2000).

5.10.3. Exchange rate differences occurring as the difference between the Ruble estimate of assets or liabilities which value is denominated in foreign currency calculated at the rate of the Central Bank of the Russian Federation at the date of payment obligation fulfilment or the date of accounting statements for the reporting period and the Ruble estimate of these assets or liabilities calculated at the rate of the Central Bank of the Russian Federation at the date of their recognition in the reporting period or the date of accounting statements for the previous reporting period shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred (Article 13 of RAS 3/2000).

5.10.4. Sum differences occurred at settlements for inventories, performed works, rendered services which value is denominated in conventional units shall be allocated to expenses for acquisition of the mentioned assets and recognized in inventories and costs accounts till the moment of their recognition. Sum differences occurred after recognition of inventories, performed works, rendered services shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred.

5.10.5. Sum differences occurred at settlements with banks at purchase (sale) of foreign currency at the rate different from the rate of the Central Bank of the Russian Federation shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred.

5.10.6. Sum differences occurred with respect to other earnings (penalties and fines) associated with performance of economic contracts shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred.

5.11 Accounting of transactions on settlement accounts.

5.11.1. Settlements with debtors and creditors shall be recognized in accounts and statements to the amounts following from accounting records and considered as correct by the Company (clause 73 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation (Order No. 34n of 29 July 1998 issued by the Ministry of Finance of the Russian Federation).
Settlements with banks and budget shall be agreed with respective organizations; outstanding balance amounts shall not be admitted (clause 74 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation (Order No. 34n of 29 July 1998 issued by the Ministry of Finance of the Russian Federation).

5.11.2. Settlements with debtors and creditors shall be recognized in respective accounts provided for by the Unified Working Chart of Accounts of the Company in accordance with requirements of timeliness and completeness of accounting and accounting statements.

5.11.3. In accordance with the assumption of time certainty of business transactions, accounts receivable and accounts payable shall be formed in routine accounting in the reporting period when respective facts of economic activity took place, irrespective of actual time of receipt or payment of monetary assets associated with these facts (Article 6 of RAS 1/98 Organization's Accounting Policy (Order No. 60n of 9 December 1998 issued by the Ministry of Finance of the Russian Federation).

5.11.4. Amounts received from buyers in cash shall be recognized in the credit of the respective subaccount of Account 62 Trade Receivables.
Fulfilment of obligations by setoff of similar counter claim, including at transit supplies, is charged to the debit or credit of the respective costs account.

5.11.5. Termination of obligations by setoff of similar counter claims (Article 410 of the Civil Code of the Russian Federation) shall be made provided the following conditions are observed:
- actual presence of counter debts recognized by the parties and not litigated by them;
- similarity of counter claims, i.e. comparability of debts and possibility of their reducing to equivalent (monetary estimate);
- obligations are matured or their maturity is not mentioned or determined by the moment of claiming;
- the contract does not contain any condition on inadmissibility of setoff of the claim resulting from the contract.

5.11.6. The setoff of mutual claims shall be made upon the parties' agreement or unilaterally with notification of the other party after reconciliation of mutual debts and drawing up of a reconciliation act (in free form, indicating all details required for setoff) signed by the parties' authorized representatives.
If amounts of counter debts are not equal then the larger debt shall be terminated only in the respective part, remaining in force as for the rest.

5.11.7. As per clauses 5.11.5 and 5.11.6 hereof, the setoff of payables to suppliers that are not justified by payment documents (unbilled deliveries) shall not be made until payment documents are received and the actual amount of payables is determined on their basis.

5.11.8. Claims shall not be set off if a limitation period is applied to the claim and this period has expired according to the assertion of the other party (Article 411 of the Civil Code of the Russian Federation).

5.11.9. Replacement of persons in liabilities under agreements of assignment of debt and of assignment of the right of claim shall be recognized as follows:
- at assignment of debt to the Company and branches, for example of debtors being energy consumers, by branch Energosbyt, an original debtor shall be replaced by a new debtor in case if the Company gave consent for the assignment of debt, with reference to requisites of the main contract and requisites of the agreement of assignment of debt (Article 391, clause 1 of the Civil Code of the Russian Federation). Receivables for energy shall remain due in full from the new debtor, i.e. original liability shall not be considered as discharged;

- at assignment of debt by the Company to another person, the Company's debt to the creditor shall be terminated. The Company's debt to the creditor shall be written off subject to the creditor's consent to assignment of debt to a new debtor with reference to requisites of the main contract and requisites of the agreement of assignment of debt;
- at assignment of the right of claim of the Company or its branches to the new creditor it shall be recognized in accounts only after receipt of the notice on assignment of the right of claim by an original creditor to a new creditor. Accounts payable to the new creditor shall remain recognized by the Company in full, i.e. original liability shall not be considered as discharged;
- at assignment of the right of claim by the Company to another person, the debt of the debtor to the Company under liability, the rights (of claim) of which are assigned, shall be terminated. Accounts receivable with respect to assigned proprietary rights shall be recorded to the debit of the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses. The debt of the previous debtor shall be written off the Company's balance sheet at the moment of transfer of the right (of claim) in accordance with terms and conditions of the contract of assignment of the right (of claim) by debiting the respective subasscount of Account 91 Other Income and Expenses with simultaneous charge of VAT for payment to the budget (Chapter 21, Article 167, clause 3 of the Tax Code of the Russian Federation; Article 382, clause 2 of the Civil Code of the Russian Federation).

5.11.10. Use of promissory notes in settlements, whether own or issued by a bank or a third party shall be carried out exclusively by the Executive Office of the Company.

5.11.11. Own notes issued shall be accounted for in Account 60 Settlements with Suppliers and Contractors in the respective analytics in internal correspondence or in correspondence with the debit of account Intercompany Settlements under Current Transactions with respect to the branch which payables are paid by the note. The branch that received the advice of the Executive Office on note issue shall close accounts payable and transfer respective VAT amounts (except for VAT at capital investing) from Account 19 Input Value Added Tax to the balance of the Company's Executive Office:
- deductible at calculation with respect to expenses recognized for calculation of income tax in the same month (Article 170, clause 1 of the Tax Code of the Russian Federation);
- with respect to capital investment costs, from the moment of depreciation of the commissioned asset (Article 172, clause 5 of the Tax Code of the Russian Federation), enclosing copies of invoices and commissioning certificates certified in accordance with the established procedure.

Deduction of VAT amounts with respect to assets received that were paid by the note shall be carried out in the Executive Office at the moment of own note payment by monetary assets.

Pledge of own promissory notes for securing obligations to creditors shall be accounted for in Off-Balance Account 009 Security for Obligations and Payments Provided with analytical division by pledge holders.

5.11.12. Promissory notes received (own notes of debtors) shall be accounted for at principle amount, taking into account interest due according to terms of note issuance in the debit of Account 62 Trade Receivables in the respective analytics in internal correspondence or in correspondence with Account 79 Intercompany Settlements under Current Transactions for the branch which receivables were paid by the note. The branch shall close accounts receivable and transfer respective VAT amounts charged on shipment to the balance sheet of the Company's Executive Office in accordance with the Executive Office's advice on receipt of the note for payment of the receivables.

VAT payable to budget shall be accounted for by the Executive Office at the moment of payment of the note by monetary assets or transfer of goods (performance of works, provision of services) for payment of the note (clause 41.4 of the Guidelines for Application of Chapter 21 Value Added Tax of the Tax Code of the Russian Federation, No. BG-3-03/447 of 20.12.2000, as amended on 26.12.2003).

5.11.13. The transfer of notes received (own notes of debtors) for payment of accounts payable shall be accounted for as sale of proprietary rights by debiting the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses. At the same time accounts receivable of the Company or its branches for payment of which the note is received shall be written off by crediting the respective subaccount of Account 91 Other Income and Expenses with simultaneous charging of VAT payable to budget.

5.11.14. Notes received, including under endorsement (bank bills and notes of third parties) accounted for at actual acquisition (receipt) costs determined in accordance with clause 5.9.4 hereof by debiting the respective subaccount of Account 58 Financial Investments in correspondence with the respective subaccount of Account 76 Settlements with Various Debtors and Creditors. In case of receipt of such note for payment of receivables of the Company or its branches, the receivables shall be cancelled by crediting respective accounts of receivables in correspondence with the debit of the subaccount of Account 76 Settlements with Various Debtors and Creditors in which payables for the note received are accounted for with simultaneous charging of VAT payable to budget.

In case of payment by such note for branch's receivables, the subaccount of Account 76 Settlements with Various Debtors and Creditors *in which payables for the note received* are accounted for shall be debited in correspondence with Account 79 Intra-Organizational Settlements. The branch shall cancel accounts receivable by crediting respective accounts of receivables in correspondence with Account 79 Intra-Organizational Settlements with simultaneous charging of VAT payable to budget.

5.11.15. The transfer of a bank bill or third party note for payment of accounts payable shall be accounted for as property sale by debiting the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses (Letters of the Ministry of Finance of the Russian Federation No. 04-02-13 of 24 June 1997, No. 04-03-05 of 7 August 1998 and No. 16-05/4 of 30 October 1992). Accounts payable shall be closed by debiting respective payables accounts *in correspondence* with the respective subaccount of Account 62 Trade Receivables with simultaneous deduction of input VAT amounts in accordance with the procedure stipulated in clause 2 of Article 172 of the Tax Code of the Russian Federation.

In case of payment by such note of branch's accounts payable Account 79 Intra-Organizational Settlements shall be debited in correspondence with the respective subaccount of Account 62 Settlements with Buyers and Customers in which accounts receivable for the note transferred are accounted for. The branch shall cancel accounts payable by debiting respective payables accounts in correspondence with Account 79 Intra-Organizational Settlements with simultaneous deduction of input VAT amounts in accordance with the procedure stipulated in clause 2 of Article 172 of the Tax Code of the Russian Federation.

5.11.16. The retirement of notes issued by banks and third parties at their presentment to the issuer shall be recognized by crediting the respective subaccount of Account 91 Other Income and Expenses in correspondence with the respective subaccount of Account 76 Settlements with Various Debtors and Creditors.

5.11.17. Accounts receivable with expired limitation period and other uncollectible debts shall be written off.

The following shall be recognized as uncollectible:

1. Accounts receivable with expired limitation period;
2. Debts which liability is terminated in accordance with articles 416, 417, 418, 419 of the Civil Code of the Russian Federation.
3. Shortage of assets or their spoilage in excess of norms and loss from stealages, if guilty persons are not identified (the fact is to be confirmed by a competent authority) or abjudicated of recovery of damages by court.
4. Debts that cannot be collected by reasons stipulated in the Federal Law of the Russian Federation *On Enforcement Proceedings*.

The debt shall be written off under a debt inventory certificate, written justification, order of the Company's head for each liability at the expense of the respective provision for doubtful debt, and if the provision is not sufficient, the debt shall be charged to extraordinary expenses (Article 12 of RAS 10/99 approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation),

The written justification of the debt shall mention the reason and amount of debt incurring with reference to primary accounting documents, reason for write off with reference to legal provisions with attachment of the following supporting documents:

- copies of primary accounting documents;
- at liquidation of the debtor:

a) being a legal person, an extract from the unified state register of legal persons;
b) being an individual, a death certificate;
c) *other documents confirming debt uncollectibility* (competent authority report and so on).

The debt amounting up to 1500 Rubles under one liability shall be written off by an order of branch's director provided all required documents are available.

Accounts receivable written off by reason of debtor's insolvency shall be accounted for off the balance within five years from the moment of write off for monitoring the possibility of its collection in case of change the debtor's property status.

Limitation periods shall be determined according to articles 195-208 of the Civil Code of the Russian Federation. The course of a limitation period shall be interrupted by bringing of a suit in accordance with the established procedure as well as by performing acts testifying debt recognition by a liable party. After interruption, the limitation period shall commence again, and time before interruption shall not be included to the new period.

An agreement of the parties, recognition of the debt after expiry of limitation periods and change of persons in the liability shall not be a reason for change of the limitation period or the order of its calculation.

Pursuant to clause 5 of Article 167 of the Tax Code of the Russian Federation accounts receivable shall be accounted for by limitation periods.

5.11.18. The write off of unclaimed accounts payable and bailor indebtedness with expired limitation period and by other reasons shall be effected with written consent of branch's director in accordance with provisions of articles 195 through 208 of the Civil Code of the Russian Federation.

Amounts of written off accounts payable shall be credited to Account 91 Other Income and Expenses within extraordinary income.

Recognized amounts of input VAT with respect to written off accounts payable shall be debited to Account 91 Other Income and Expenses within extraordinary expenses.

5.12. Accounting of production costs.

5.12.1. Production costs shall be accounted for in accordance with Section II of RAS 10/99 Organization's Expenses (Order No. 33n of 6 May 1999 issued by the Ministry of Finance of the Russian Federation).

5.12.2. Costs shall be accounted for and cost of sold energy shall be calculated by separate power plants, grids and the power system as a whole. Energy full cost is formed by summing the cost of generation by power plants, cost of transmission and distribution in electric grids and heat networks, cost of purchased electric energy and expenses for executive staff maintenance, including expenses for management of the single technological process and maintenance of separate subdivisions for energy sales.

The full cost of electric and heat energy usefully supplied to consumers shall be considered as the object of calculation of the cost of electric and heat energy.

1 kW h and 1 Gkal of electric and heat energy usefully supplied to consumers accordingly shall be considered as a calculation unit.

5.12.3. Production costs shall be accounted for and product actual cost shall be calculated applying traditional cost-accounting method using direct cost accounts (20, 23, 29) and indirect ones (25, 26). Indirect cost accounts are monthly closed to the debit of account 20 (23) with further accounting of the full actual production cost of goods manufactured.

5.12.4. At the end of the month expenses accounted for in Account 25 General Production Costs shall be allocated in full to Account 20 Production Expenses and Account 23 Auxiliary Production as appropriate with their simultaneous allocation between calculation objects:

- at power plants, in proportion to fuel equivalent consumption, costs of shops participating in generation of only one type of energy being allocated to this type of energy;
- at calculation of the product cost of auxiliary production, in proportion to base wages of production workers.

General running costs (except for subscription fee for the use of networks of RAO UES of Russia) for maintenance of the Executive Office, including expenses for Energosbyt maintenance, shall be distributed between electric and heat energy in proportion to production costs of power plants and networks.

At the end of the month expenses accounted for by branches in Account 26 General Running Costs shall be allocated to Account 20 Production Expenses as well as to Account 23 Auxiliary Production and Account 29 Service Sector if they produce goods, perform works or render services for outside organizations or other branches with their simultaneous allocation between calculation objects:

- at calculation of the cost of products of auxiliary production, in proportion to the shop cost of products, works and services. The amount of general running costs falling on products, works and services of auxiliary and service shops shall be determined on the basis of the portion of general running costs that are directly connected with their production;
- the balance of general running costs shall be charged in full to the cost of products of primary production (expenses on maintenance of design, engineering, technical, preproduction departments, expenses for maintenance of production laboratories, cost of different tests, research and trials for primary production, expenses associated with rationalization and inventions for major product production; staff training and professional development for primary production; expenses associated with maintenance of watchman and fire-fighting service of primary production; expenses connected with land tax payment for primary production, unproductive expenses attributable to production and realization of major products and other similar expenses). General running costs shall be allocated between electric and heat energy in proportion to their shop cost;
- general running costs for services of the service sector to primary, auxiliary and service production (branch internal consumption) shall not be allocated.

5.12.5. The cost of electric energy transmission (transit) over respective voltage range shall be determined by the product of actual electric energy transmission cost at respective voltage by electric grid enterprises and Energosbyt by the ratio of the volume of energy supplied under a transit contract at respective voltage to the total volume of respective voltage delivered from the grid (without net power flow to other organizations), taking into account energy supplied under the transit contract, in accordance with the actual balance of electric energy in grids VN, SN1, SN2, NN.

5.12.6. Finished products (Account 43) shall be accounted for at actual production cost.

5.12.7. Expenses associated with product sales and accounted for in Account 44 Sale Expenses shall be allocated in full to Account 90 Sales in the reporting period (Article 9 of RAS 10/99).

5.12.8. Expenses incurred in the reporting period but relating to following reporting periods shall be accounted for as deferred expenses (Account 97):
- charge of leave allowances relating to the following month;
- costs of subscription editions;
- insurance payment charge;
- other expenses and payments with further straight-line allocation in the period to which they relate.

5.12.9. Expenses for ordinary activities shall be grouped by cost items and cost elements (Article 8 of RAS 10/99).

5.12.10. Expenses of the Staff Training Sector of the Human Resources Directorate shall be accounted for in Account 26 General Running Costs separately with their further transfer to branches through Account 79 Intra-Organizational Settlements to the amount of actual costs allocated in proportion to the scope of performed works and rendered services.

5.12.11. Expenses for equipping ablutions, medical premises, recreation and psychological relief rooms, creation of medical aid posts with first aid kits, etc. stipulated by the legislation shall be accounted for in Account 25 General Production Costs according to prescribed rates.

5.12.12. Expenses for preparation and conduction of civil defence measures shall be accounted for in Account 26 General Running Costs (Governmental Resolution No. 227 of 16.03.2000).

5.12.13. Power plants shall account for costs of heat energy transfer separately from energy generation costs in separate subaccount 20.5 Costs of Heat Energy Transportation.
The calculation of energy transfer cost shall be made separately from production of electric and heat energy, as for a separate activity type.

5.12.14. Separate accounting of the Company's activities shall be carried out in accordance with a separate order and the Regulation on Separate Accounting by Activities.

5.13. Peculiarities of the Company's income and expense generation.

5.13.1. The following shall be recognized as income of the Company from ordinary activities:

- proceeds from sales of electric and heat energy;
- proceeds from premium to the rate for reactive power compensation (tangent "phi");
- proceeds received for non-returned condensate;
- proceeds from sales of makeup and chemically treated water;
- proceeds from sales of other finished products of auxiliary production;
- proceeds from sales of agricultural products of subsidiary husbandry;
- proceeds from performed works (rendered services) of production nature (including transit);
- proceeds from sales of works (services) of non-production nature, including proceeds from sales of medical services to outside persons, proceeds from sales of trip tickets to own health-improving centres (sanatorium-preventoriums) for outside persons and own personnel, proceeds from housing services rendered (residential rental), services of preschool institutions (payment for care of children), other services of non-production nature (payment for weekend tickets to preventoriums, recreation in holiday centres, children camps, etc.);
- proceeds from sales of goods, including retail trade (through shops for cash, on deferred terms through wages), wholesale trade (proceeds from sales of inventories to outside organizations), external trade (export);
- proceeds from sales of catering products;
- proceeds connected with paid loan (temporary possession and use) of the Company's assets under lease contracts.

5.13.2. Profit from ordinary activities shall be determined as the difference between proceeds from sales of products, goods, works and services at current prices and rates for electric and heat energy approved by the Regional Energy Commission exclusive of value added tax and its production (purchase) and sale costs.

5.13.3. The following types of fines and penalties, including ones for violation of contract terms, shall be considered as the Company's extraordinary income:

- for exceeding electricity capacity limit;
- for exceeding contracted electricity consumption;
- for underutilization of contracted electricity consumption;
- for unauthorized connection of electric installations;
- for non-return of condensate;
- for exceeding maximum hourly heat energy loads set by a contract;
- for unauthorized water pumping;
- for exceeding contracted heat energy consumption;
- for excessive temperature of return system water;
- for underutilization of contracted heat energy consumption, and shall be recognized in Account 91 Other Income and Expenses at the moment of income recognition;
- for transfer of incorrect metered values;
- for breakage of seals.

5.13.4. Socially oriented expenses, such as pension supplements, material rewards, expenses on recreation activities, charity, maintenance of social facilities and other similar expenses shall be recognized as other extraordinary expenses and accounted for in Account 91 Other Income and Expenses.

5.13.5. Sum differences under settlements with debtors (buyers) occurred in the subject reporting year shall be allocated to increase in sales proceeds. Sum differences occurred after the completion of the reporting year shall be recognized as profit (loss) of past years revealed in the reporting period as a result of elimination with counteragents and accounted for within other extraordinary income (expenses) in Account 91 Other Income and Expenses.

5.13.6. Interest under commercial credit granted by the Company to a buyer (customer) on deferred payment terms, including secured by a promissory note received from the buyer shall be recognized as other extraordinary income and accounted for in Account 91 Other Income and Expenses.

5.13.7. According to results of receivables inventory conducted at the end of the reporting year, provisions for doubtful debts with respect to accounts receivable shall be established with charging amounts of established provisions to the debit of Account 91 Other Income and Expenses as operating expenses in correspondence with Account 63 provisions for doubtful debts (Article 11 of RAS 10/99 Organization's Expenses (as amended on 30.03.2001)).

The amount of provision shall be determined separately for each doubtful debt, depending on the debtor's financial condition and estimated probability of debt repayment in full or in part and limited by the Company's financial possibilities.

Any indebtedness of debtors shall be considered as a doubtful debt if this indebtedness was not paid within the time set in the contract and is not secured by pledge, surety or bank guarantee.

Charged provision shall be allocated to cover losses from bad debts. The debt shall be considered as bad debt if its limitation period has expired or liability has been terminated due to impossibility of its fulfilment under state authority's statement or organization liquidation deed.

Amounts of provisions for doubtful debts that were not used in the reporting year shall be added to income of the reporting year by crediting Account 91 Other Income and Expenses as other operating income in correspondence with Account 63 Provisions for Doubtful Debts.

5.13.8. Energy supply for needs of power plants and grids shall be stated in accounting at the following estimate:

- at supply for process and economic needs of primary and auxiliary production, at special rate, without accounting within sales;
- at supply to own capital construction and non-production units, at set rates, with accounting within sales.

Electric and heat energy consumed for economic needs shall not be included to sales but shall be transferred under memos through Account 79 Intra-Organizational Settlements to branches without invoicing. According to the Standard Instruction for Electric Power Accounting at Its Generation, Transmission and Distribution RD 34.09.101-94 (approved by Glavgosenergonadzor of Russia on 02.09.1994), the category of economic needs of energy systems shall include consumption of electric energy by auxiliary and non-production units accounted on the balance of power plants and grid enterprises required for primary production support but not connected directly with technological processes of heat and electric energy production at power plants as well as of transmission and distribution of electric energy (nomenclature of elements of energy consumption for economic needs of power plants and grids is determined by Letter No. B-6023 of 24.04.1980 of the Ministry of Energy of the USSR).

Electric energy consumption for economic needs of the energy system shall be included to useful supply accounted for as a separate line in statistical reporting form 46-es Useful Supply of Electric and Heat Energy and billed to branches at special rate.

Power consumption for heating, water supply and lighting of residential buildings, canteens (if such expenses are accounted for in Account 29 Service Sector), hostels, hotels, clubs, recreation centres, preventoriums, etc. shall not be included to economic needs of the energy system.

Consumers powered from needs of power plants and substations (subsubscribers) shall not be included to economic needs of the energy system.

Economic needs of the energy system shall not include energy consumed by synchronous compensator winding and used for glaze melting. The mentioned types of consumption shall be included to electric power losses in grids.

On the basis of reports of branches' production and technical departments, Energosbyt shall monthly adjust sales for economic needs and submit to the accounting department of the Executive Office information on electric and heat energy used by branches for economic needs according to the set form (Annex 2 hereto):

The Executive Office shall monthly transfer the consumption of electric and heat energy for economic needs under memos to branches. Amounts received by branches shall be accounted for in costs accounts (Debit 20, 23, 25, 26 Credit 79).

Heat energy (makeup water and non-return of condensate) shall be transferred by Energosbyt to branches under memos with invoice issued.

Effective annual and interim accounting statement do not envisage coordination of indicators with a branch statistical report prepared in accordance with form 46-ES. In branch statistical reports reference is made to explication of the reason of discrepancy in sales in comparison with accounting statements.

5.14. Profit use.

5.14.1. Net profit use in the Company shall be approved by the general meeting of shareholders and be in compliance with the Law *On Share Companies* and accounting regulatory documents.

5.14.2. Taxes and other similar charges from profit accrued during the reporting year shall be recognized in Account 99 Profit and Loss.

5.14.3. Operations with authorized capital, additional capital and reserve capital shall be accounted for in the Executive Office of the Company as the assets owner.

5.14.4. Reserve capital to the amount not exceeding 5% of the authorized capital shall be formed at the expense of undistributed profit, if sufficient, in accordance with the Articles of Association. Funds of the reserve capital shall be used for financing in accordance with a Regulation drawn up by the Company.

5.14.5. Dividends shall be charged and paid in accordance with year-end results under specially developed Regulation according to the Articles of Association of the Company.

5.15. Peculiarities of accounting of internal transactions between branches.

5.15.1. Transactions involving transfer of assets to branches shall be accounted for in Account 79 Intra-Organizational Settlements, subaccount Settlements for Segregated Property and recognized in the Liabilities of the balance sheet in the inserted line 423 of Section IV Capital and Reserves.

5.15.2. Transfer of inventories inside the Company shall be accounted for using Account 79 Intercompany Settlements under Current Transactions, not involving realization accounts, receivables and payables accounts, without charging VAT and markups.
Transfer of inventories (material assets, goods) between branches shall be documented by Form M-15 Material Outside Release Note, the first copy of the note being passed to the recipient branch.

5.15.3. Branch Kuzbassenergosvyaz (KES) which activities are not core for primary activities of OAO Kuzbassenergo shall generalize information on production costs in Account 23 Auxiliary Production. The cost of KES services (works) for other branches of the Company shall be charged off from Account 23 through Account 79, subaccount Intercompany Settlements under Current Transactions without recognition in Account 90 Sales. In line 010 "Proceeds from sale of goods, products, works, services" of the Income Statement (Form 2) only proceeds from realization of finished products (works, services) and from sale of goods and so on to outside organizations accounted for in Account 90 Sales is stated.
Branches shall recognize under memos (not later than on the 6th day of the month following the reporting month) actual costs of KES from the credit of Account 79 to the debit of respective costs accounts and inventories accounts.

5.16. Relations with subsidiaries and dependent companies.

5.16.1. Business transactions between the Company and subsidiaries shall be accounted for using respective settlement accounts without their separation in the individual subaccount, with VAT charge and obligatory monthly settlement reconciliation confirmed by bilateral reconciliation statements.

5.17. Government aid accounting.

5.17.1. Information on received and used government aid granted in the form of subventions, subsidies, budgetary credits, etc. with division of funds for financing of capital and current expenses shall be formed in accordance with Article 4 of RAS 13/2000 Government Aid Accounting (Order No. 92n of ... 2000 issued by the Ministry of Finance of the Russian Federation).

5.17.2. Government aid received in the form of budgetary credits shall be recognized according to the procedure established for borrowings accounting (Article 17, clause 16 of RAS 13/2000).

5.17.3. Other forms of government aid, benefit of which cannot be soundly estimated (gratuitous consulting services, provision of guarantees, interest-free loans or low interest loans) or cannot be separated from normal economic activities (government purchases), shall be disclosed in accounting statements in the explanatory note in case of their materiality (articles 18 and 19 of RAS 13/2000).

5.18. Accounting of loans, credits and their service costs

5.18.1. Costs associated with fulfilment of obligations under obtained interest loans (except for government ones) and credits (including commodity and commercial credit), including attraction of borrowed funds by issue of promissory notes and issue and sale of bonds shall be accounted for in accordance with RAS 15/01 Accounting of Loans and Credits and Their Service Costs approved by Order No. 60n of 2 August 2001 issued by the Ministry of Finance of the Russian Federation.

5.18.2. The Company's debt to the debtor shall be recognized in accounts to the amount of actually received funds or at the cost estimate of other items stipulated for by a contract at the moment of actual transfer of funds or other items.

5.18.3. Payables of the Company under obtained loans and credits shall be divided in accounting to short-term and long-term and to time and overdue payables.

5.18.4. Long-term indebtedness shall not be transferred to short-term one if, according to contract terms, 365 days are left till principal repayment.

5.18.5. Costs associated with obtaining and use of loans and credits shall include the following:

- interest due to lenders and creditors;
- interest or discount on notes and bonds due;
- additional costs incurred in connection with obtaining of loans and credits, issue and placement of debentures (Article 19 of RAS 15/01);
- exchange rate and sum differences relating to interest due on currency loans and credits.

5.18.6. Costs associated with obtaining and use of loans and credits shall be recognized as current expenses, exclusive of the portion to be included to the historical cost of fixed assets and intangible assets (articles 12, 23 through 31 of RAS 15/01) or to the actual cost of recognized inventories, other assets, works and services (Article 15 of RAS 15/01).

5.18.7. All current expenses, including additional ones associated with obtaining and use of loans and credits shall be recognized within operating expenses of the Company when incurred, irrespective of actual payment time (articles 14 and 20 of RAS 15/01).

5.18.8. Payables under obtained loans and credits, notes, bonds and other debentures due shall be stated at the end of the reporting period, taking into account interest due according to terms of the loan or credit agreement or note issue (articles 15 through 18 of RAS 15/01).

5.18.9. In case of note issue, to obtain a money loan (sale of own notes) the amount of interest or discount due to the note holder shall be included to operating expenses by debiting Account 91 Other Income and Expenses when charged.

5.18.10. Costs associated with loans and credits obtained for acquisition of non-current assets shall be decreased by the amount of income from temporary use of borrowed funds as long-term and short-term financial investments with substantiation of such decrease by respective calculation (Article 26 of RAS 15/01).

5.19. Information on events after the balance sheet date

5.19.1. Annual accounting statements shall include information on all significant events after the balance sheet date that influenced or can influence the Company's financial conditions, cash flow or performance and that took place in the period between the reporting date and the date of accounting statements signing (Article 6 of RAS 7/98 Events after the Balance Sheet Date approved by Order No. 56n of 25 November 1998 issued by the Ministry of Finance of the Russian Federation).

5.19.2. Events stated in the annex to RAS 7/98 shall be considered as events after the balance sheet date.

5.19.3. Consequences of events after the balance sheet date shall be recognized by adjustment in synthetic and analytical accounting of data on respective assets, liabilities, capital, income and expense (Article 9 of RAS 7/98) or by disclosure of respective information in the explanatory note (Article 10 of RAS 7/98).

5.19.4. For money estimation of consequences of events after the balance sheet date the respective substantiated calculation shall be made. The calculation shall be made by a Directorate (department), to which competence relates the event.

5.19.5. Consequences of events after the balance sheet date shall be estimated in money terms on the basis of the respective calculation, with due attention to diligence requirement (Article 8 of RAS 7/98).

5.20. Information on contingencies.

5.20.1. Annual accounting statements shall include information on all significant contingencies, i.e. such facts, which consequences and probability of their occurrence in the future are indefinite, and at the same time consequences of the contingency influence significantly evaluation of the Company's financial condition, cash flow or performance at the reporting date by users of accounting statements (Article 7 of RAS 8/01 Contingencies, approved by Order No. 57n of 25 November 1998 issued by the Ministry of Finance of the Russian Federation).

5.20.2. Contingencies shall include:
- court proceeding being outstanding as at the reporting date in which the Company acts as a plaintiff or defendant and judgements in which can be passed only in following reporting periods;
- disputes with tax authorities concerning payment of taxes and other charges to the budget remaining unsettled as at the reporting date;
- guarantees and other securities issued in favour of third parties before the reporting date, which performance periods have not expired;
- promissory notes discounted prior to the reporting date and not matured till the date of accounting statements signing;
- any acts of other entities performed before the reporting date, in consequence of which the Company should receive compensation, which amount is subject to court proceedings;
- obligations on environmental protection;
- other similar facts.

5.20.3. A contingency shall be recognized in accounts and statements depending on the probability of its consequences occurrence by stating these consequences in analytical and synthetic accounting (articles 9 through 13 of RAS 8/01) or by disclosure of respective information in the explanatory note (Article 14 of RAS 8/01).

5.20.4. Consequences of a contingency (contingent loss, contingent profit, contingent liability, contingent asset) shall be estimated in money terms on the basis of the respective calculation, with due attention to diligence requirement (Article 21 of RAS 8/01). The calculation shall be made by a Directorate (department), to which competence relates the event.

5.21. Information on affiliated persons

5.21.1. Information on transaction with affiliated persons [shall be disclosed] in the explanatory note to annual accounting statements when in accordance with Article 7 of RAS 11/2000 Information on Affiliated Persons approved by Order No. 5n of 13 January 2000 issued by the Ministry of Finance of the Russian Federation:

- the Company is controlled or significantly influenced by another organization or a natural person;
- the Company controls or significantly influences another organization.

5.21.2. The transaction between the Company and an affiliated person shall be any transaction involving transfer of any assets or liabilities (Article 5 of RAS 11/2000).

5.21.3. Information on transactions between the Company and subsidiaries and between subsidiaries forming a group of interrelated companies shall not be disclosed in consolidated accounting statements (Article 9 of RAS 11/2000).

5.21.4. The list of affiliated persons, information on transactions with which is disclosed in accounting statements, shall be determined by the Company itself basing on relations between the Company and the affiliated person and observance of substance over form requirement.

5.22. Information by segments.

5.22.1. Information on operating and geographical segments shall be disclosed in the explanatory note to annual accounting statements. Information on operating segments shall be considered as primary segment information, information on geographical segments shall be considered as secondary information.

5.22.2. The following activities shall be considered as operating segments (Article 7 of RAS 12/2000 Information by Segments approved by Order No. 11n of 27 January 2000 issued by the Ministry of Finance of the Russian Federation):

- electric and heat energy generation;
- other activities if it turns out at preparation of accounting statements that less than 75 percent of the Company's earnings fall on electric and heat energy generation (Article 10 of RAS 12/2000).

5.22.3. The following information shall be disclosed with respect to operating segments (Article 21 of RAS 12/2000):

- proceeds from sales;
- financial result;
- total book value;
- total liabilities;
- total capital investments in fixed assets and intangible assets;
- total depreciation of fixed assets and intangible assets.

5.22.4. Geographical segments shall include near and far abroad states if foreign trade is carried out with these countries, and information on sales proceeds by geographic areas according to target market location shall be furnished provided that sales proceeds of the particular geographical segment are at least 10% of the Company's total sales proceeds (articles 9 and 22 of RAS 12/2000).

5.23. Information on discontinuing operation

5.23.1. Information on discontinuing operation, including in consequence of the Company's reorganization (in case of split-off, separation) shall be disclosed in accounting statements in accordance with RAS 16/02, approved by Order No. 66n of 02.07.2002 issued by the Ministry of Finance of the Russian Federation.

6. Tax policy

6.1. General Provisions

6.1.1. The Company shall assess and pay taxes and dues in accordance with the tax legislation of the Russian Federation, tax legislation of constituents of the Russian Federation, tax regulations of local authorities.

6.1.2. Formation of tax base, keeping of tax ledgers (forms), preparation of tax reports on taxes and dues assessed by the Executive Office centrally (income tax, value added tax, mineral extraction tax), shall be carried out by the accounting department of the Company on the basis of data (primary documents, tax and accounting ledgers, tax returns) provided by specialists of the Executive Office and separate subdivisions (branches and the representative office) of the Company.

6.1.3. Assessment and preparation of reports for individual income tax, uniform social tax, and compulsory accident insurance contribution paid by the Executive Office shall be carried out by the wage accounting sector of the accounting department and as regards the portion paid by separate subdivisions, by these subdivisions.

6.1.4. The Company's separate subdivisions shall independently calculate regional and local taxes and dues (property tax on fixed assets accounted for in the separate balance, water tax, land tax, land rental, transport tax, environment pollution fees) and submit tax reports to tax authorities at their location.

6.1.5. Tax base formation, tax reports preparation, ledgers keeping and payment of taxes and dues shall be in accordance with the Tax Code of the Russian Federation and the present Regulation. Tax ledgers with respect to particular tax base indicators shall be kept in electronic form and on paper.

6.1.6. Taxes and dues (except for land rental, state duty and taxes mentioned in clause 6.1.3 hereof) shall be paid centrally.
Branches shall pay by themselves individual income tax, uniform social tax, contributions to compulsory accident insurance, land rental and state duty within the set time.
Tax settlements shall be accounted for in accounts separately by each tax and due, by levels of budgets and extrabudgetary funds (federal, regional and local budget) and by types of liabilities (tax principal amount arrears, penalties and fines; tax restructured amount arrears, penalties and fines).
Inventory of tax liabilities and reconciliation of tax liabilities with tax authorities shall be made by the Company's Executive Office and separate subdivisions at the place of taxpayer's duties discharge.

6.2. Income tax

6.1.7. The Chief Accountant of the Company shall be responsible for correctness of assessment of taxes and dues in the Executive Office of the Company, taxes and dues assessed centrally as well as for inventory of tax liabilities associated with tax payment and reconciliation of liabilities with tax authorities.
Heads and chief accountants of separate subdivisions of the Company shall be responsible for correctness of assessment of taxes and dues paid by these subdivisions.

The Company shall apply the uniform organization system, methods and forms of tax accounting for assessment of income tax in accordance with Chapter 25 of the Tax Code of the Russian Federation and the present Accounting Policy.
Primary documents for tax accounting purposes shall be primary accounting documents issued in accordance with Article 9 of Federal Law No. 129-FZ of 21.11.96 *On Accounting* (as amended on 30.06.2003) that are transformed to tax ledgers. Forms of tax ledgers are provided in Annex No. 2 hereto.

6.2.1. Tax accounting of sales proceeds

Proceeds from sale of goods (works, services) shall be recognized at the date of transfer of the title to goods, assets and proprietary rights to buyers, results of performed works to customers, at the date determined in accordance with terms of concluded contracts in case of paid service provision, i.e. on the accrual basis (clause 1 of Article 39, articles 249, 271, 272 of the Tax Code of the Russian Federation).
For taxation purposes proceeds from sales (except for securities, proceeds from sale of which shall be determined in accordance with the procedure set by articles 280, 281 and 282 of the Tax Code of the

Russian Federation) shall be accounted for on the basis of accounting figures less tax amounts charged to buyers and sum differences.
Proceeds from sale of goods (works, services) shall be accounted for by types of activities.

Income from asset leasing out shall be considered as sales proceeds and stated in line 010 of the Statement of Operations. Expenses associated with lease of respective assets shall be considered as expenses connected with production and realization for purposes of tax accounting.
Income from asset leasing out shall be recognized in tax accounting at the amount due for the reporting (tax) period in accordance with terms of concluded contracts, observing the principle of proportional formation of income and expenses. The mentioned income shall be recognized in tax accounting at the date of their recognition in accounting but not later than the last day of the month to which they relate.
Expenses in the form of rentals (lease payments) for leased assets and other similar expenses shall be stated in tax accounting at the date of signing of service acceptance certificates and in case if the contract does not provide for drawing up of the mentioned certificates, at the date of invoices issued, observing the principle of proportional *formation of income and expenses.*

6.2.2. Tax accounting of fixed assets

Assets with the useful life of more than 12 months and the historical cost of more than 10,000 Rubles shall be considered as depreciable assets.
Depreciable assets shall also be capital investments in leased fixed assets in the form of inseparable improvements made by a lessee with the lessor's consent, which should be stipulated in the lease agreement (clause 1 of Article 256 of the Tax Code of the Russian Federation).
The historical cost of a fixed asset shall be the amount of expenses on its acquisition, construction, manufacturing, delivery and bringing it to the usable condition (Article 257 of the Tax Code of the Russian Federation).
For taxation purposes separate accounting of expenses associated with acquisition of fixed assets included to the historical cost of depreciable assets in accounting and tax accounting and the following expenses not included to the historical cost of depreciable assets according to taxation rules shall be provided:
interest on borrowings (to be included to extraordinary expenses) – temporary differences (deferred tax asset) shall be accounted for in Account 09;
fees for registration of rights to property and land, transactions with the mentioned assets, charges for provision of information on registered rights, insurance of purchased assets for the time of delivery, payment of services of authorized agencies and specialized organizations for assets evaluation, preparation of documents of cadastral and technical accounting (stock-taking) of property items (to be included to indirect costs);
sum differences (to be included to extraordinary expenses) – temporary differences (deferred tax asset) shall be accounted for in Account 09;
above-level expenses (loan interest, business trip expenses) – (permanent differences (deferred tax liability) shall be accounted for in Account 99).
above-level business trip expenses (if the business trip is connected with acquisition of a particular asset, they do not decrease tax base and are accounted for as a permanent difference);
the amount of revaluation (devaluation) made after 2002 (not to be accounted for at depreciation charging in tax accounting and to be recognized as a permanent difference).
Useful lives of fixed assets shall be determined by the organization itself at the date of new asset commissioning in accordance with the classification of fixed assets established by Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.
The useful life of acquired used fixed assets shall be determined without taking into consideration the time of use by the former owner but on the basis of safety requirements and other factors (Article 259 of the Tax Code of the Russian Federation).
The useful life of fixed assets being additionally commissioned after reconstruction, modernization or technical upgrading shall be increased in accordance with the Company's order documents within the time set for the depreciation group to which the fixed asset was included earlier (Article 258 of the Tax Code of the Russian Federation).
Depreciation of modernized fixed assets shall be charged on the basis of the depreciated cost of the fixed asset at the date of its conduction and the number of months remaining till the end of the fixed asset operation (with possibility of their increase under order documents).

Depreciation of all fixed assets shall be charged on a straight-line basis taking into account rates calculated on the basis of their useful lives, in accordance with Article 259 of the Tax Code of the Russian Federation and Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.
Capital investments in leased fixed assets mentioned in Article 256, clause 1, paragraph 1 of the Tax Code of the Russian Federation shall be depreciated as follows:
capital investments which cost is compensated to the lessee by the lessor shall be depreciated by the lessor according to the same procedure as additional commissioning after reconstruction, modernization or technical upgrading (if OAO Kuzbassenergo is the lessor), which shall be stipulated in the lease agreement;
capital investments made by the lessee with the lessor's consent and in accordance with terms of the lease agreement, which cost is not to be compensated by the lessor, shall be depreciated by the lessee during the validity of the lease agreement, taking into account depreciation amounts calculated on the basis of useful lives determined for leased fixed assets in accordance with the Classification of Fixed Assets approved by the Government of the Russian Federation (if OAO Kuzbassenergo is the lessee).
Special factor 3 shall be applied to the principal depreciation rate for fixed assets being the subject of financial lease contract (leasing agreement) concluded before 01.01.2002.

6.2.3. Tax accounting of intangible assets

Useful lives of intangible assets shall be determined on the basis of terms of patents, certificates and other limitations of the time of intellectual property use in accordance with the legislation of the Russian Federation or applicable legislation of the foreign state as well as on the basis of useful lives of intangible assets stipulated by respective contracts.

Amortization of intangible assets shall be charged on a straight-line basis (Article 259 of the Tax Code of the Russian Federation).

Intangible assets shall not include research and development work that did not brought positive result as well as work that brought positive result but which cost was expensed earlier in accordance with Article 262 of the Tax Code of the Russian Federation (of the Tax Code of the Russian Federation). If an intangible asset was formed upon completion of such work, its cost for taxation purposes shall be formed as the amount of costs that have not been expensed.

6.2.4. Tax accounting of expenses associated with production and realization

Expenses associated with production shall be divided into direct and indirect.
Direct expenses shall include:
tangible costs stipulated by Article 254, clause 1, subclauses 1 and 4 of the Tax Code of the Russian Federation;
salaries of personnel participating in the process of goods manufacturing, work performance, services provision and amounts of uniform social tax charged on the mentioned amounts of salaries expenses (except for insurance contributions calculated in accordance with Federal Law No. 167-FZ of 15.12.2001 *On Compulsory Pension Insurance in the Russian Federation*).
Amounts of compulsory pension insurance contributions calculated in accordance with the mentioned law shall be indirect expenses and accounted for within other expenses in lines 060 and 100 of Annex No. 2 to Page 02 of the Income Tax Return;
depreciation of fixed assets used at production of goods (works, services).

For determination of tangible costs at allocation of all types of inventories used at product manufacturing, work performance, service rendering average cost method shall be applied (clause 8 of Article 254 of the Tax Code of the Russian Federation). The mentioned expenses shall be considered incurred on the date of their allocation to production.
For taxation purposes tangible costs shall be accounted for on the basis of accounting figures, excluding sum differences.
Salaries expenses, excluding contributions under compulsory and voluntary insurance contracts concluded in favour of employees (clause 16 of Article 255 of the Tax Code of the Russian Federation) shall be accounted for on the basis of accounting figures for taxation purposes. Payments mentioned in Article 270

of the Tax Code of the Russian Federation shall not decrease taxable profit, shall be accounted for in accounting separately and recognized as a part of expenses in line 290 of Annex No. 2 to Page 02 of the Return.
Expenses on voluntary staff insurance provided for in clause 16 of Article 255 of the Tax Code of the Russian Federation shall be accounted for to the amounts within norms calculated in the tax ledger as a part of indirect *expenses in the period to which amounts of paid* insurance contributions relate.

Provision for future expenses on leave allowances and annual long-service awards shall not be created.
For taxation purposes leave allowance expenses shall be recognized to the amount of actual costs in the reporting (tax) period when they were incurred and accounted for to the amounts recognized in accounting ledgers.

All expenses associated with production and realization that are not included to direct expenses shall be considered as indirect expenses.

The cost of services (works) of outside organizations shall be recognized in tax accounting of the current tax period in accordance with terms of concluded contracts or at the date of documents presentation (acceptance reports, invoices, bills) presented by the party rendering services (performing works), if terms of payment for performed works (rendered services) are not fixed in contracts.
If case when primary accounting documents in respect to works (services) performed (provided) in the previous reporting (tax) period are submitted by outside organizations, obligation on payment of which was incurred in the current reporting (tax) period in accordance with terms of concluded contracts, such expenses shall be recognized as current.
Adjusted income tax returns in accordance with Article 54 of the Tax Code of the Russian Federation shall *not be submitted.*

Provisions for future repair of fixed assets shall not be created (articles 260 and 234 of the Tax Code of the Russian Federation).
Expenses on repair of fixed assets shall be recognized for taxation purposes at actual costs in the reporting (tax) period when they were incurred and accounted for to the amounts recognized in accounting ledgers.

Research and development costs shall be costs relating to creation of new products (goods, works, services) or improvement of the existing technological process and being in compliance with definitions of civil and tax law and accounting regulations (articles 769-778 of the Civil Code of the Russian Federation, Article 262 of the Tax Code of the Russian Federation, Article 2 of Federal Law No. 127-FZ *On Science and State Scientific and Technical Policy*; RAS 17/02 Accounting of Expenses on Scientific and Research and Technological Work); they shall be recognized in tax accounting on a straight-line basis during two years from the 1st day of the month following the month when they were incurred, at the rate 1/24 of this figure monthly. Research and development costs incurred prior to 01.01.2006 shall be recognized in tax accounting on a straight-line basis in accordance with previously approved time of their expensing (during three years) till their complete write off.

Should positive result be absent, research and development costs (under production and technical department's report) shall be included to other expenses in full, 1/24 monthly. *30% of the expenses not recognized in tax accounting shall be a deferred tax asset (Dr68, Cr77) that increase taxable profit on a straight-line basis during three years (Dr77 Cr68).* Research and development costs that did not have positive effect and were incurred prior to 01.01.2006, shall be recognized in tax accounting within other expenses to the amount of 70%, 1/36 monthly) till their complete write off.

Expenses for training and retraining of the Company's employees shall include expenses in accordance with clauses 1.23 and 3 of Article 264 of the Tax Code of the Russian Federation.
The following shall not be considered as expenses for staff training and retraining:
payment for study in higher and specialised secondary educational establishments of employees for obtaining higher and specialised secondary education, including the second higher education. In accounting it shall be recognized as continuous tax liability (Dr99 Cr68)
cost of travel to the place of study; accommodation expenses; per diem expenses if an employee is sent to his business trip with the purpose of professional development (training). Such expenses shall be included

to other expenses as "business trip expenses" (Article 264, clause [illegible], subclause [illegible] of the Tax Code of the
Russian Federation).
Expenses on capital investments to the maximum amount 10% of fixed asset historical cost (except for fixed assets received gratuitously) and/or expenses incurred in cases of extension, additional equipping, modernization, technical upgrading, partial liquidation of fixed assets shall be included to other expenses (Article 264, clause 1, subclause 49 of the Tax Code of the Russian Federation).

At realization of purchased goods income from such transactions shall be decreased by the acquisition cost of such goods determined using a unit cost estimation method (Article 268 of the Tax Code of the Russian Federation).

At realization or other retirement of securities, both marketable and nonmarketable, retired securities shall be written off at unit cost (Article 280 of the Tax Code of the Russian Federation).

For formation of the Company's financial performance result for taxation purposes, separate accounting of the following income and expenses shall be maintained:
- in the aggregate with respect to transactions, profit from which is taxable at the standard rate of 24 % in accordance with clause 1 of Article 284 of the Tax Code of the Russian Federation (from realization of own products, from realization of assets being not depreciable, etc.);
- from realization of proprietary rights (including in operations of assignment of the right of claim) (Article 279 of the Tax Code of the Russian Federation);
- from realization of nonmarketable securities (articles 280 and 329 of the Tax Code of the Russian Federation);
- from realization of marketable securities (articles 280 and 329 of the Tax Code of the Russian Federation);
- with respect to trade transactions (Article 320 of the Tax Code of the Russian Federation);
- with respect to realization of fixed assets at the price below the depreciated cost (clause 3 of Article 268, Article 323 of the Tax Code of the Russian Federation);
- with respect to activities associated with use of assets of the service sector, including housing and public utilities and social and cultural assets (Article 275.1 of the Tax Code of the Russian Federation);
income and expenses being subject to special tax regulations (chapters 26.1. through 26.4. of the Tax Code of the Russian Federation).
For taxation purposes indirect costs shall not be allocated by types of activities and shall be allocated in full to decrease of the income of the reporting (tax) period.
The amount of direct expenses shall be allocated to the balance of work in progress in proportion to the share of direct expenses in the products' target cost.
When income is received within several reporting (tax) periods and when connection between income and expenses cannot be determined clearly or is determined indirectly, expenses shall be determined taking into account the principle of straight-line recognition of income and expenses.

6.2.5. Tax accounting of extraordinary income and expenses

Extraordinary expenses shall include reasonable costs incurred for carrying out activities not connected directly with production and/or realization (mentioned in Article 265 of the Tax Code of the Russian Federation).

For taxation purposes interest expenses under credit and other similar agreements shall be accounted for on the basis of accounting figures.
The amount of interests under debentures recognized as expense for taxation purposes shall be recognized within the refinance rate of the Central Bank of the Russian Federation multiplied by 1.1 (clause 1 of Article 269 of the Tax Code of the Russian Federation).

The exchange rate and sum differences calculated in accordance with accounting standards and stated in accounting ledgers shall be accounted for taxation purposes in accordance with provisions of Article 250, clause 1, subclauses 11 and 11.1. and Article 265, clause 1, subclauses 5, 5.1 and 6 of the Tax Code of the Russian Federation.
Translation of the value of assets and liabilities denominated in foreign currency or in conventional units to Rubles for taxation purposes shall be effected in accordance with accounting rules.

For taxation purposes income and expenses from foreign currency purchase and sale shall be accounted for on the basis of accounting figures.

For taxation purposes at the end of each reporting (tax) period provision for doubtful debts shall be established on the basis of inventory results (Article 266 of the Tax Code of the Russian Federation) that is formed *in the tax accounting ledger and stated in line 030 of Annex No. 7 to Page 02 of the Return.*
Amounts of bad debts that are not covered at the expense of the provision funds shall be included to extraordinary expenses (line 100 of Annex No. 7 to *Page 02 of the Return).*

Expenses for liquidation of decommissioned fixed assets shall include documented expenses formed in accordance with tax accounting rules and directly associated with dismantling and demolition (services of outside organizations for asset liquidation, workers' accrued wages and respective taxes in case of piece rate pay, cost of assets used for the asset liquidation, etc) as well as the amount of undercharged depreciation in accordance with tax accounting figures.
At liquidation of construction in progress items, expenses forming the cost of such items shall not be accepted for decrease of taxable profit (clause 5 of Article 270 of the Tax Code of the Russian Federation); they shall be accounted for as a part of permanent differences *and stated in lines 290 and 300 of Annex No. 2 to Page 02 of the Return.*

Income and losses of past years revealed in the reporting period shall be included to extraordinary income and expenses if it is not possible to determine the period when mistakes (misstatements) in tax base assessment were admitted.
If the period of income (expense – loss) is known, tax liabilities shall be recalculated for the period when the mistake (misstatement) was admitted in accordance with articles 54 and 81 of the Tax Code of the Russian Federation.

Dates of recognition for taxation purposes of particular extraordinary income and expenses shall be determined in accordance with requirements of Article 272 of the Tax Code of the Russian Federation (Annex No. 2).

6.2.6. Procedure of income tax calculation

Income tax shall be centrally calculated by the Company's Executive Office on the basis of returns of the set form and tax ledgers provided by branches monthly.

Advance payments shall be calculated monthly, taking into account actual realized profit. During the tax period advance payments shall be calculated on the basis of the tax rate and actual realized profit calculated on an accrual basis from the beginning of the tax period till the end of the respective month.
Reporting periods for income tax shall be one month, two months, three months and so forth till the end of the calendar year (tax period).
Payment of advances and tax amounts to be credited to revenues of budgets of constituents of the Russian Federation and municipal formations shall be made at the Company's location and at location of each its separate subdivision, taking into account the share of profit falling on these separate subdivisions, determined as arithmetic mean of the specific gravity of average staff number and the specific gravity of depreciated cost of separate subdivision's depreciable assets in the Company's average staff number and depreciated cost of depreciable assets accordingly.
A parent organization, the Company's Executive Office shall make advance payments and pay tax amounts to be credited to the budget revenues of constituents of the Russian Federation (Kemerovo Region) on behalf of separate subdivisions located in Kemerovo Region. Total profit share shall be determined as arithmetic mean of the specific gravity of average staff number and the specific gravity of average annual cost of the separate subdivision's depreciable assets in the Company's average staff number and average annual cost of depreciable assets accordingly (Article 288 of the Tax Code of the Russian Federation).

6.3. Value added tax (VAT)

6.3.1. The date of goods (works, services) realization for VAT purposes shall be the date of goods (works, services) payment determined in accordance with the tax legislation (clause 1 of Article 167 of the Tax Code of the Russian Federation).

6.3.2. Calculation and payment of VAT shall be made centrally by the Company's Executive Office on the basis of the statutory return monthly and simultaneously with respective memos provided by separate subdivisions.

6.3.3. Deduction of tax amounts calculated by separate subdivisions at performance of construction and erection work for own needs shall be made after receipt from the Executive Office of the notice on tax payment to the budget. If mistakes of past reporting (tax) periods are revealed, adjusted returns shall be submitted to the Executive Office for each such period within three days from the date of mistake revelation.

6.3.4. Invoices, registers of received and issued invoices accounting, purchase ledgers and sales ledgers prepared by separate subdivisions shall have continuous numbering in each separate subdivision. Registers of received and issued invoices, purchase and sales ledgers shall be kept in separate subdivisions.
For maintenance of the unified purchase and sales ledgers separate subdivisions shall submit to the Executive Office of the Company total indicators of purchase and sales ledgers for each tax period.
6.3.5. Invoiced shall be signed by the Company's head and chief accountant or other persons authorized by the organization's order (or other order document) or by a power of attorney on behalf of the organization. Invoices issued by a branch on behalf of the Company shall be signed by the head and chief accountant of the Company's branch or other persons authorized by order documents of the Company's branches.

6.4. Other taxes and dues

Property tax, land tax, water tax, other local taxes and dues and tax on income of foreign legal persons shall be calculated and paid in accordance with the existing tax legislation.
Calculation of property tax and preparation of respective tax reports shall be in accordance with Chapter 30 of the Tax Code of the Russian Federation.
The object of taxation shall be movable and immovable property accounted for on the balance as fixed assets in accordance with the established accounting procedure.
The tax base shall be determined as average annual cost separately with respect to the property being subject to taxation at organization's location, with respect to the property of each separate subdivision having a separate balance with respect to the property located at the place different from the location of the organization and separate subdivisions having a separate balance.
If taxable property is actually located on territories of different constituents of the Russian Federation, the tax base with respect to such property shall be determined separately, and the tax in the respective constituent of the Russian Federation shall be calculated on the part of the tax base, proportional to the portion of the property's balance sheet value on the territory of the respective constituent of the Russian Federation.
For taxation purposes exempted property shall be accounted for separately in analytical accounts.
For the purpose of mineral extraction tax calculation the quantity of extracted mineral shall be determined by the direct method, i.e. application of statistical measure of the extracted mineral (according to number of trucks, use of weight and other measures) with adjustment, taking into account results of underground survey at the place of extraction and storage of extracted minerals and balances in stock.
Mineral estimated quantity shall be determined on the basis of respective measurements.
The cost of extracted minerals shall be estimated in accordance with clauses 1, 3 and 4 of Article 340 of the Tax Code of the Russian Federation on the basis of the estimated value of extracted minerals according to tax accounting figures.
Calculation of water tax and preparation of respective reports shall be made in accordance with Chapter 25.2 of the Tax Code of the Russian Federation.
Calculation of land tax and preparation of respective reports shall be made in accordance with Chapter 31 of the Tax Code of the Russian Federation.
Land tax calculation shall be accounted for in costs accounts (quarterly) not later than the last day of the month following the expired reporting period in accordance with provided calculations of advance payments to tax authorities at land location. The tax amount calculated in accordance with the established procedure shall be recognized in the credit of Account 68 Budget Settlements and the debit of the account of costs of product manufacturing (works, services) and expenses being not connected with product manufacturing. Rental for land plots under leased property shall be recognized in Account 90 Sales.

Court costs, including state duty, shall be included to extraordinary expenses. Payment of state duty shall be recognized by debiting Account 68 Budget Settlements and crediting Account 51 Settlement Accounts.
Payment of state duty in connection with property purchase shall be included to the assets' historical cost and be recognized by debiting Account 08 Investments in Non-Current Assets and crediting Account 68 Budget Settlements.
Payment of state duty connected with day-to-day operations of the Company (for example, reregistration of constituent documents) shall be expensed and recognized by debiting accounts 20 and 25 and crediting Account 68 Budget Settlements.
If the Company participates in court proceedings, state duty shall be recognized by debiting Account 91 Other Income and Expenses and crediting Account 91 Other Income and Expenses. Refunding of the state duty shall be recognized by debiting Account 76 Settlements with Different Debtors and Creditors and crediting Account 91 Other Income and Expenses. Transfer of funds at refunding of the state duty shall be recognized by debiting Account 51 Settlement Accounts and crediting Account 76 Settlements with Different Debtors and Creditors, and in case tax authorities credit the refundable state duty toward other taxes, by debiting 68 Budget Settlements and crediting Account 76 Settlements with Different Debtors and Creditors.

7. Accounting of income tax calculations (RAS 18/02)

7.1. Differences between the tax on accounting profit (loss) recognized in accounting and the tax on taxable profit formed in tax accounting and stated in the income tax return shall be recognized in accounting and accounting statements in accordance with RAS 18/02 Accounting of Income Tax Calculations, approved by Order No. 114n of 19.11.2002 issued by the Ministry of Finance of the Russian Federation.
By character and time of occurrence and effect of differences between accounting and taxable profit permanent and temporary differences appear.

7.1.1. Permanent differences shall be income and expenses forming accounting profit of the reporting period but excluded from the calculation of the income tax base of the reporting period and following reporting periods (above-level expenses, income mentioned in Article 251 of the Tax Code of the Russian Federation and expenses stipulated in Article 270 of the Tax Code of the Russian Federation):
above-level per diem expenses and undocumented business trip expenses;
above-level, unjustified and undocumented representation expenses, expenses on voluntary employee insurance, relocation allowance expenditure, advertising expenses, loan interest;
charges for pollutant emission into the environment above the allowable level;
losses from shortage and stealage of tangible assets, if guilty persons are not identified and respective documents of competent authorities (the Internal Affairs Directorate) are absent;
cost of assets transferred gratuitously, including to municipalities;
payment of apartments purchased by employees at the Company's account;
payment of fares to go by municipal transport and for study in higher and specialised secondary educational establishments of employees for obtaining higher and specialised secondary education; payment for education and training of persons being not employed by the Company;
expenses on maintenance of social facilities at the expense of the Company's profit; loss from activities of service sector (non-production sphere);
expenses on maintenance of the capital construction department in accordance with clause 5 of Article 270 of the Tax Code of the Russian Federation;
interest on restructuring of tax payments, recognized penalties and fines for violation of the tax legislation;
fees for registration of rights in land, other expenses connected with registration of these rights shall be recognized within capital investments in accounting and shall not influence accounting profit. In tax accounting they shall be included to indirect expenses in accordance with clause 40 of Article 264 of the Tax Code of the Russian Federation. The difference in the form of permanent tax asset appears (Dr 68 Cr 99);
expenses on voluntary insurance of assets that are not used for acquisition of income and not accounted as depreciable assets;
depreciation of fixed assets that are not accounted for in tax accounting and relate to housing and utility services items included to depreciable assets, accumulated depreciation according to tax accounting data shall be permanent tax asset (Dr 68 Cr 99);

the value of assets received gratuitously from the founder (Article 251, clause 1, subclause 11 of the Tax Code of the Russian Federation);

socially oriented expenses (sport, cultural and educational and charitable measures, lumpsum bonuses and material aid to employees, etc.);

income in the form of received (accrued) dividends from Russian organizations shall represent permanent tax asset of the Company (Dr 68 Cr 99);

other expenses that are not accounted for at income taxation as well as unjustified economically and undocumented.

Information on permanent differences shall be formed on the basis of primary accounting documents in accounting ledgers and be stated separately in analytical accounting in account 99, subaccount 99.02 Permanent Tax Differences in correspondence with Account 68.18.02.02.01 and accounted for in Section 1 of RNU No. RAS 18/02.

Permanent tax liability shall be understood as tax amount causing increase of income tax payments in the reporting period; permanent tax asset shall be understood as tax amount causing decrease of income tax payments.

Permanent difference shall be stated in line 195 Permanent Tax Liabilities (Assets) of the Statement of Operations.

7.1.2. In accordance with Article 8 of RAS 18/02, temporary differences shall be understood as income and expenses forming accounting profit (loss) in one reporting period and income tax base in another reporting period (other reporting periods).

Depending on the character of their influence on taxable profit (loss), temporary differences shall be divided as follows:

deductible temporary differences shall be the source of formation of deferred tax asset that is to decrease the amount of income tax payable to budget in the period following the reporting period or in following reporting periods (expenses in accounting exceed expenses in tax accounting; income in accounting is less than that in tax accounting).

Deferred tax assets shall be recognized in accounting as non-current assets in Account 09 Deferred Tax Asset in correspondence with Account 68.18.02.02.02.;

taxable temporary differences shall be the source of formation of deferred tax liability that is to increase the amount of income tax payable to budget in the period following the reporting period or in following reporting periods (expenses in accounting are less than expenses in tax accounting, income in accounting exceeds income in tax accounting).

Deferred tax liabilities shall be recognized in accounting as long-term liabilities by crediting Account 77 Deferred Tax Liability in correspondence with the debit of Account 68.18.02.02.03.

Temporary differences shall be accounted in tax accounting ledgers and stated in sections 2 and 3 of summary ledger RNU No. 18/02; in accounting statements they shall be stated in lines 143 and 144 of the Statement of Operations accordingly.

7.2. To provide separate accounting of differences between accounting and tax accounting and control of their correct formation the following accounts shall be used:

09 Deferred Tax Asset;

77 Deferred Tax Liability;

68.18.02.01. Tax on Accounting Profit (Contingent Income);

68.18.02.02. Tax on Differences, including:

68.18.02.02.01. Tax on Permanent Differences;

68.18.02.02.02. Tax on Deductible Temporary Differences;

68.18.02.02.03. Tax on Taxable Temporary Differences.

Amounts of tax liabilities (assets) formed in branches shall be transferred to the Executive Office by memos.

The amount of accrued temporary differences shall be closed to Account 99 Profit and Loss only in case of their early termination with respect to the particular accounting entity (realization, liquidation or gratuitous transfer of fixed assets, etc.) as follows:

1. When closing the amount of accrued taxable difference Account 68.18.02.02.03 Tax on Taxable Temporary Differences shall be credited in correspondence with the debit of the following account:

77 Deferred Tax Liability – to the amount of accrued taxable difference;

99 Profit and Loss – to the amount of undercharged taxable difference.

2. When closing amounts of accrued deductible differences Account 99 Profit and Loss shall be debited and Account 09 Deferred Tax Asset shall be credited.

7.3. In the Balance Sheet for Year 2003 opening balance of deferred taxes that occurred prior to 1 January 2002 (income tax from the transition period base, restructured income tax debt) as well as the amount of tax differences with respect to deferred assets and liabilities pertaining to Year 2002 shall be changed using Account 84 Undistributed Profit of Past Years (Letter No. 16-00-14/354 dated 24.11.2003 of the Ministry of Finance of the Russian Federation).
Restructured income tax debt to the budget shall be recognized as deferred tax liability by crediting Account 77 and debiting Account 68 Tax Settlements, subaccount Income Tax Settlements.
When amounts of the restructured debt are transferred from the settlement account, simultaneously deferred tax liability shall be cancelled from the credit of Account 68 Tax Settlements, subaccount Income Tax Settlements to the debit of Account 77 Deferred Tax Liability.

8. Accounting Policy for IFRS Purposes

8.1. General Principles

8.1.1. The Company shall maintain accounting in accordance with the legislation of the Russian Federation. IFRS statements shall be prepared by transformation of figures from the Russian accounting system with additional provision of analytical information.

8.1.2. Financial statements in accordance with IFRS 1 Submission of Financial Statements shall include the following components:
- Balance Sheet;
- Statement of Operations;
- Statement of Changes in Equity;
- Cash Flow Statement;
- Cash Flow Statement and Explanatory Notes.

Forms of components of financial statements developed in accordance with IFRS are provided in Annex No. 3 hereto.

8.2. Consolidation Principles

8.2.1. The Company's IFRS statements shall be formed on the basis of consolidated spreadsheets developed for each reporting period and filled in by the Executive Office, branches and the representative office of the Company.
Consolidated financial statements shall include the Company's financial statements and financial statements of companies, financial and economic activity of which is controlled by the Company. The Company shall be considered as controlling if it holds directly or through subsidiaries more than 50% of voting shares.

8.2.2. At preparation of consolidated statements all intercompany balances and transactions are excluded. Minority interest is disclosed separately

8.3. Dependent companies.

8.3.1. Financial investments in dependent companies shall be accounted for using the equity method based on the Company's share. Dependent companies shall represent organizations being significantly influenced but not controlled by the Company. Significant control is supposed when the Company holds from 20 to 50 % of voting shares.

8.4. Financial investments

8.4.1. Long-term financial investments of the Company shall mainly represent investments in authorized capitals of other entities, which shares are not marketable.

8.4.2. This type of financial investments shall relate to the group of «available for sale» investments (IFRS 39 Financial Instruments: Recognition and Measurement). This group is featured by intention of the management to hold them during unlimited time.

8.4.3. Such investments shall be recognized in statements at fair value.(IFRS 39 Financial Instruments: Recognition and Measurement) The fair value of financial investment shall be the amount of money sufficient for its acquisition when the transaction is made between well informed, really willing to made such transaction and independent from each other parties.
If exchange quotations are absent, "available for sale" financial investments shall be recognized at historical value.
Profit (loss) formed in consequence of the change of financial investment fair value shall be recognized in the Statement of Operations in the period when it was formed.

8.5. Foreign currency transactions

8.5.1. Foreign currency transactions shall be transactions in the currency different from the currency of the Russian Federation. Monetary assets and liabilities of the Company denominated in foreign currency at the reporting date shall be translated to Rubles at the exchange rate being effective at this date.
Foreign currency transactions shall be recognized at the rate as of the date of transaction. Profit and loss occurring as a result of settlement under such operations and at translation of monetary assets and liabilities denominated in foreign currency shall be stated in the Statement of Operations.

8.6. Dividends

8.6.1. Dividends shall be recognized as liabilities and deducted from capital at the reporting date only if they were declared (approved by shareholders) not later than at the reporting date. Information on dividends shall be disclosed in explanatory notes to financial statements if they were recommended prior to the reporting date or recommended or declared after the reporting date but prior to the date when financial statements were issued.

8.7. Intangible assets

8.7.1. Intangible assets shall be identified unreliable assets that do not have any physical form, which could be used in production or at provision of goods and services, for leasing out or for administrative purposes (IFRS 38 Intangible Assets).
Computer software, exclusive use right to which is not enjoyed by the Company, and trade mark shall be accounted for as intangible assets.

8.7.2. Intangible assets shall be accounted for at purchase (creation) value less accumulated amortization.

8.7.3. Amortization of intangible assets shall be charged on a straight-line basis during useful lives of intangible assets but for no more than 20 years.

8.8. Fixed assets

8.8.1. Fixed assets shall be accounted for at actual cost. The actual cost of a purchased fixed asset shall include actual costs of purchase, construction and manufacturing, exclusive of value added tax and other refundable taxes.
General running or other similar costs shall not be included to actual costs of purchase, construction and manufacturing of fixed assets.

8.8.2. Change of the actual cost of fixed assets at which they were recognized shall be admitted in cases of extension, additional equipping, reconstruction and modernization, partial liquidation and revaluation of fixed assets. Costs of modernization and reconstruction of the fixed asset after their completion can increase the initial value of such asset, if modernization and reconstruction result in improvement of initial performance standards (useful life, capacity, quality of application, etc.) of the fixed asset.

8.8.3. Fixed assets at each reporting date of 2005 shall be recognized in accounts at historical cost determined at the date of assets recognition and adjusted by inflation index (consumer price index), calculated for the period from the date of assets recognition in accounts till 31 December 2002.

8.8.4. Signs of fixed asset economical obsolescence shall be tested at each reporting date. If at least one such sign is revealed, the management shall estimate the recoverable value of fixed assets.
The following signs can indicate presence of economical obsolescence:
- significant changes in technological process, economic, legal environment of the Company's functioning;
- presence of the evidence of impairment or physical spoilage of a fixed asset or fixed assets;
- decrease in market prices of particular fixed assets and so on.
The recoverable value shall be determined as the higher of asset's net sale price and its value in use (IFRS 36 Asset Impairment).
Net sale price shall be the price of the asset in sales contract in a transaction between well informed and willing to make such transaction parties less additional expenses associated directly with disposal of such asset.
Asset's value in use shall be discounted value of expected (estimated) future cash flows that are expected from continued asset use and from its retirement at the end of its useful life.
The balance-sheet value of fixed assets shall be decreased to recoverable value, and the difference shall be recognized as expense (loss from economical obsolescence) in the Statement of Operations.

8.8.5. Interest expenses shall be capitalized if they are directly connected with asset construction. Costs of technical maintenance, current and capital repair shall be expensed when incurred. Capital repair expenses shall include all types of expenses that do not result in improvement of technical characteristics of fixed assets in excess of their original capabilities. Profit and loss in consequence of retirement of fixed assets shall be recognized in the Statement of Operations when occurred.

8.8.6. Depreciation of fixed assets shall be charged on a straight-line basis over the estimated useful life of the individual asset.
For the purposes of depreciation the following useful lives shall be used:

Type of fixed assets	Useful lives (years)
Fixed assets used at generation of heat and electric energy	50
Fixed assets used for electric energy transmission	40
Fixed assets used for electric energy distribution	40
Fixed assets used at heat energy transfer	25
Other	15

8.8.7. Social facilities shall not be recognized as fixed assets in consolidated financial statement because it is considered that they will not provide economic benefits to the Company in the future. Expenses for social facilities maintenance shall be expensed when incurred.

8.9. Cash and cash equivalents

8.9.1. Cash shall comprise cash in hand and cash on bank accounts.

8.9.10. Cash Flow Statement (Annex 4 hereto) shall be prepared in accordance with IFRS 7 Cash Flow Statements. Investment and financial activities shall represent actual monetary transactions. Total amount of inflow from principal activity shall also be actual inflow from principal activity. At the same time some items of this section of the Cash Flow Statement shall include both monetary and non-monetary transactions.

8.10. Trade and Other Receivables

8.10.1. Accounts receivable shall be recognized inclusive of VAT to be refundable from the budget.
The Company shall establish provision for doubtful debt in accordance with IFRS 39 Financial Instruments: Recognition and Measurement. Such provision shall be established when there is objective confirmation of the impossibility to receive the whole debt by the Company in accordance with original terms of its repayment.
Trade and other receivables shall be adjusted for the amount of the provision for impairment of these receivables.

8.10.2. The amount of the provision for short-term receivables shall be calculated on the basis of ratios fixed by the Company's management according to probability analysis of receivables redemption.
Expenses on establishing of the provision for doubtful debt shall be recognized in the period of their occurrence in the Statement of Operations as a part of operating expenses.

8.10.3. Expenses for interest payment under restructured receivables shall be calculated as the difference between the book value and the reimbursement amount representing the current value of expected cash flows discounted by the market interest rate for similar borrowers at the date of such receivables formation. Discounting results shall be recognized in the Statement of Operations within expenses for interest payment as «Net (expenses for) income from financing» when occurred

8.11. Inventories

8.11.1. Inventories shall be stated at the lower of cost and possible net realizable value.
The cost of purchased inventories shall be the amount of organization's actual purchase costs exclusive of value added tax and other refundable taxes.
General running and other similar costs shall not be included to actual purchase costs.
Net sales price shall be a possible sales price less selling expenses.

8.11.2. Provision for obsolete and little used inventories shall be established in case of potential losses from obsolete inventories and inventories with low turnaround time, taking into account their expected use.

8.11.3. When inventories are allocated to production, they shall be assessed at average cost.

8.12. Purchase and sales value added tax

8.12.1. Input VAT shall be credited against output VAT from sales proceeds when paid to suppliers. VAT relating to purchase and sale transactions, settlements under which were not effected at the date of the balance sheet (deferred VAT) shall be recognized in the balance sheet within taxes payable as current liability. In case of creation of a provision for accounts receivable which collection is not practical expenses on bad debts shall be recognized to the full debt amount, including VAT. The respective deferred VAT liability shall remain recognized in accounts till redemption or write off of receivables in Russian accounting.

8.13. Deferred Income Tax

8.13.1. Deferred income tax assets and liabilities shall be calculated in relation to temporary differences using the balance method. Provision for deferred income tax shall be established for all temporary differences between tax appraisal of assets and liabilities and their balance-sheet value in financial statements.

8.13.2. Deferred income tax assets and liabilities shall be determined using tax rates that are expected to be effective at the moment of asset realization or debt redemption. They are based on tax rates effective at the date of the balance sheet preparation.

8.14. Accounts payable

8.14.1. Accounts payable shall be recognized inclusive of value added tax to be credited from the budget at receipt of goods and services or at payment of accounts payable, what is later.

At restructuring of accounts payable if their fair value is different from the historical cost by more than ten percent, then the fair value of restructured payables shall be determined as the current value of future cash discounted at the interest rate available to the Company at the date of original recognition of restructured accounts payable. The discounting amount shall be recognized in the Statement of Operations as profit from initial recognition of restructured accounts payable at fair value in item "Net (expenses for) income from financing", and long-term portion of discounted accounts payable shall be reclassified by items of other long-term liabilities. The discounted amount shall be depreciated during the whole restructuring period and recognized as interest expenses.

Provisions shall be recognized if the Company in consequence of a certain event in the past has legal or voluntary obligations, for settlement of which outflow of resources representing future economic benefits will be required with high probability and which can be estimated in monetary terms with sufficient reliability.

8.14.2. Additional liabilities (penalties and fines) that are not recognized in Russian accounting shall be charged and recognized in the balance sheet in line "Other long-term liabilities".

8.15. Borrowings

8.15.1. Borrowings shall be recognized in statements to the amount of actually received funds, including accrued interest.

8.15.2. Borrowings to be redeemed within one year after the balance sheet date shall be recognized as short-term liabilities.

8.15.3. Borrowings to be redeemed in more than one year after the balance sheet date shall be recognized as long-term liabilities. The portion of long-term payables to be redeemed within 12 months after the balance sheet date shall be recognized as short-term liabilities.

8.15.4. Loan and credit interest shall be recognized in statements when charged.

8.16. Minority interest

8.16.1. Minority interest shall represent the proportional share of minority shareholders in the capital of OAO Kuzbassenergo subsidiaries. It shall be calculated on the basis of the share of minority shareholders in Kuzbassenergo subsidiaries.

8.17. Pensions and post-employment benefits

8.17.1. Other benefits to pensioners granted at the Company's own discretion are not significant.

8.18. Income recognition

8.18.1. Income shall be recognized upon supply of electric and heat energy and upon sale of goods and services not relating to energetics occurred prior to the end of the period. Proceeds figures shall be stated exclusive of VAT.

8.18.2. Proceeds shall be based on heat and electric energy rates approved by the Regional Energy Commission.

8.19. Earnings per share

8.19.1. Earnings per share shall be determined by division of net profit by weighted average number of ordinary shares being in circulation during the reporting year.

8.20. Segment Statements Submission

8.20.1. In accordance with IFRS 14 Segment Statements the Company shall disclose segment information in explanatory notes to financial statement.

8.20.2. The basis of determination of the Company's segments shall be its organizational structure and its internal management reporting system.

8.20.3. Primary segments of statements shall be production segments. The Company shall include four production segments:
- Segment "Generation and transmission of electric energy" is represented by power plants and some thermal plants that participate in electricity production and well as electric grids and Energosbyt transmitting and distributing electric energy from power plants to consumers;
- Segment "Production and transfer of heat energy" is represented by thermal plants and some power plants generating heat energy as well as the Heat Network Directorate and Energosbyt delivering heat energy to consumers;
- Segment "Other" includes a number of insignificant segments, including repair and auxiliary units, social facilities.

Information by production segments shall be formed for the year ending on 31 December 2004 and for the year ending on 31 December 2005 in the format according to Annex 3 hereto.

8.20.4. Secondary segments of statements, buyers of electric and heat energy of the Company shall include three segments:

Segment "Generation and transmission of electric energy" is represented by industrial consumers, population (urban and rural), wholesale consumers (resellers) and other consumers.
Segment "Production and transfer of heat energy" is represented by industrial consumers, population (urban and rural) and other consumers.

Segment "Other" includes external buyers.

Information by secondary segments shall be formed for the year ending on 31 December 2004 and for the year ending on 31 December 2005 in the format according to Annex 3 hereto.

8.21. Consolidated financial accounting and accounting of investments in subsidiaries, control over which is lost by the Company

8.21.1. A subsidiary shall be excluded from the process of statements consolidation if it acts in terms of strict long-term limitations that decrease significantly its ability to transfer funds to a parent company (clause 13 IFRS 27 Consolidated Financial Statements and Accounting of Investments in Subsidiaries).

8.21.2. Investments in such subsidiaries shall be accounted for at fair value (as financial assets available for sale) in accordance with IFRS 39 Financial Instruments: Recognition and Measurement.
Fair value of financial investments shall be the product of the share of participation by the amount of company's net assets at the reporting date.

8.21.3. The operating results of the retired subsidiary shall be included to consolidated statements of operations till the date of retirement, i.e. the date when the parent company loses control over the subsidiary. The difference between inflow as a result of retirement of the subsidiary and the balance sheet value of its assets less liabilities at the date of retirement shall be recognized in consolidated statements of operations as profit or loss from subsidiary retirement (clause 23 IFRS 27 Consolidated Financial Statements and Accounting of Investments in Subsidiaries).

9. Explanatory note preparation

9.1. Preparation of an explanatory note to accounting statements as its integral part (Article 5 of RAS 4/99 Organization's Accounting Statements, approved by Order No. 43n of 6 July 1999 issued by the Ministry of Finance of the Russian Federation) shall be made by the financial directorate, law directorate, accounting



11.1. The Company's accounting policy may be amended only in the following cases:
change of the legislation of the Russian Federation or accounting regulations;
development by the Company of new methods of accounting maintenance assuming more accurate presentation of economic activity facts in accounting and accounting statements or less labour-intensive accounting process without reduction of accounting process reliability (change of the structure of the working account chart at putting into operation new software, development of the accounting methodology for certain economic processes that are not regulated by normative acts, etc.);
significant change of operational conditions (reorganization, change of ownership, change of types of activities, force majeure, change of internal structure (without reorganization), etc.).

11.2. Amendments to the accounting policy shall be given effect from 1 January of the year following the year of its approval by the respective Company's order, except for cases when a normative document issued during the year is recommended to be given effect in statements of the current year.

Appendix No. 15. Regulation on Accounting and Tax Policy of OAO Kuzbassenergo for Year 2006.

Regulation on Accounting and Tax Policy of OAO Kuzbassenergo for Year 2006.

General Provisions.

1.1. The present Regulation was developed in accordance with requirements of accounting, tax and civil legislation and shall be applied to OAO Kuzbassenergo, its branches and representative office.

1.2. Accounting and tax accounting in the Company's Executive Office, branches and the representative office shall be maintained by accounting departments headed by chief accountants.

1.3. Branches and the representative office shall submit to the Company's Executive Office statements being uncompleted for further consolidation and processing, calculation of some taxes and submission to parent bodies and tax authorities.

1.4. Subsidiaries and dependent companies shall maintain accounting, prepare balance sheets and other accounting statements and pay taxes and dues independently in accordance with the legislation.

Accounting policy formation procedure.

2.1. Accounting policy of the Company shall be formed on the basis of the following assumptions applied to accounting keeping and statements preparation (Article 6 of RAS 1/98):
property separateness;
going concern;
accounting continuity;
time certainty of business transactions.

Accounting Methods.

3.1. Accounting methods chosen by the Company at formation of the accounting policy shall be applied by the Company's Executive Office, all branches and the representative office, irrespective of their location.

Procedure of accounting organization and maintenance.

The head and chief accountant of the Company as well as heads and chief accountants of branches and the representative office shall provide the following:

4.1. The following requirements of the accounting policy in accounting procedures and at preparation and submission of accounting statements are observed: completeness, timeliness, diligence, substance over form, consistency and rationality (Article 7 of RAS 1/98).

4.2. Property, liabilities and business transactions are accounted for in interrelated accounts included to the approved Unified Working Chart of Accounts of the Company (Annex No. 1 hereto), developed on the basis of the Organization's Chart of Accounts of Financial and Business Activity approved by Order No. 94n of 31 October 2000 issued by the Ministry of Finance of the Russian Federation and, taking into account the functionality of software used by the Company.
The Company's ledgers shall be prepared in the format provided for by the accounting software of the Company.

4.3. Assets (except for fixed assets), liabilities and business transactions are accounted for in Rubles and kopecks, without roundoff. Fixed assets are accounted for in Rubles. Sum differences from such roundoff are charged to Account 91 Other Income and Expenses as extraordinary income (expense).

4.4. Business transactions are documented and recorded in ledgers strictly by times, without any omissions and waivers, in accordance with the Regulation on Documents and Work Flow in Accounting (Order No.

105 of 29.07.83 issued by the Ministry of Finance of the USSR) on the basis of accounting work flow schedules.
Output forms of ledgers (gross book, ledgers, balance lists, etc.) created using computers shall be monthly printed on paper and signed by a responsible person and a chief accountant (or a person acting as the chief accountant) The chief accountant shall be responsible for safety of information both on paper and machine-readable media.

4.5. Primary accounting documents are entered into accounting records if made according to the form contained in albums of unified forms of primary accounting documents. Documents which form is not specified in such albums shall contain the following compulsory details:
document title;
document date;
name of the organization that issued the document;
business transaction content;
measures of the business transaction in natural and money units;
names of officials responsible for the business transaction carrying out and correctness of its documentation;
personal signatures of the mentioned persons and their clarification.
Recommended forms of documents developed by the Company and modified unified document forms applied in work are provided in Annex No. 2.
Registered high-security forms shall be accounted for in balance-sheet Account 50 Cash on Hand, subaccount Monetary Instruments and in Off-Balance Account 006 Registered High-Security Forms (at actual purchase costs). Analytical accounting in Account 006 Registered High-Security Forms shall be made by each type of registered high-security forms and places of their keeping. Registered high-security forms shall include the following types:
forms of own promissory notes.
labour book forms
inserts to labour book forms

4.6. Rules of work flow in the Company for accounting purposes and statements preparation shall be regulated by the work flow schedule approved in the Executive Office, branches and representative office. Time and volume of submission of primary and other accounting documents to the Company's accounting department shall be set in the work flow schedule.

4.7. The Company shall present annual accounting statements in accordance with constituent documents to founders, participants or owners of its assets as well as territorial statistical authorities at the place of their registration. Accounting statements shall be presented to other executive bodies, banks and other users in accordance with the legislation of the Russian Federation.
Time and volume of submission of accounting statements to the Executive Office by branches and the representative office shall be determined by the Company's chief accountant.

4.8. Annual accounting statements of the Company are considered and approved by the general meeting of shareholders and submitted within time and to addresses set by Article 15 of the Federal Law No. 129-FZ of 21.11.1996 *On Accounting* (as amended on 30.06.2003).

4.9. Heads of the Company shall have the right to sign primary accounting documents in accordance with the Company's order documents. Heads of branches, the representative office and directorates of the Executive Office shall have the authority to sign primary accounting documents under letters of attorney issued by the Company or in accordance with the Company's order documents and have the authority to sign other internal documents of the Company if it is required for discharge of their duties.

4.10. Documents for business transactions with cash (on bank accounts and on hand) shall be signed by the general director and the chief accountant and can be signed by their deputies for respective spheres and persons authorized by them (in branches, by directors and chief accountant and persons authorized by them in accordance with order documents).

4.11. The content of accounting and tax ledgers and internal accounting statements shall be confidential. Persons having access to information contained in accounting ledgers and internal accounting statements are obliged to keep it confidential. They bear responsibility for its disclosure in accordance with the legislation of the Russian Federation.

4.12. In accordance with federal law on accounting and accounting statements in the Russian Federation, chief accountants of branches and the representative office shall maintain control over transaction record, submission of current information, preparation of accounting statements within the established time, analysis (together with other departments) of financial and economic activities, be directly subordinated to the director and, as regards accounting organization, preparation of statements and tax assessment, order and methodology of control maintenance, shall be subordinated to the Company's chief accountant.

4.13. Responsibility for organization and maintenance of accounting and tax accounting and for compliance of the recording of carried out financial and business transactions with the existing legislation in branches and the representative office is imposed on directors and chief accountants of branches and the representative office (Article 6 of the Law *On Accounting* No. 129 - FZ).

Accounting Methods.

5.1. Fixed Assets Accounting.

5.1.1. Fixed assets shall be a part of the Company's assets meeting the criteria of Article 4 of RAS 6/01 Fixed Assets Accounting (Order No. 26n of 30 March 2001 issued by the Ministry of Finance of the Russian Federation (as amended on 18.05.2002), guidelines for accounting of fixed assets (Order No. 91n of 13.10.2003 issued by the Ministry of Finance of the Russian Federation) including:
buildings;
structures;
working and power machines and equipment;
measuring and control instruments and devices;
computers;
vehicles;
tools;
manufacturing and business inventories and fixtures;
working, productive and pedigree livestock;
perennial plants;
internal roads;
other fixed assets;
capital investments in reclamation;
capital investments in leased fixed assets;
land, natural resources (owned by the organization).
Special long use technical editions (SNIP standards, collections, reference books, etc.) shall be accounted for as fixed assets. Purchased books with the service life of less than one year containing reference information of temporary storage shall not be included to fixed assets and be expensed as other expenses when allocated to operation. Temporarily stored books (that are not subject to registration in the inventory book) shall be written off with permission of branch's director under a charge off statement.

5.1.2. Fixed assets purchased for further sale shall be accounted for in Account 41 Goods.

5.1.3. When determining composition and grouping of fixed assets, one should be guided by the All-Russia Classifier of Fixed Assets OK-013-94 (approved by Resolution No. 359 of 26.12.94, as amended on 14.04.1998, issued by the State Committee of the Russian Federation for Standards, Metrology and Certification).
The recording of the acceptance of fixed assets as a part of the Company's assets shall be imposed on acceptance commissions. Commissions shall be established in accordance with orders:
in the Executive Office;
in branches.

5.1.4. The inventory item being an item with all fixtures and fittings or a structurally detached item intended for performing certain independent functions or a detached complex of structurally connected objects representing a unit and intended for performing certain work shall be taken as a fixed assets accounting unit

(Order No. 26n of 30 March 2001 issued by the Ministry of Finance of the Russian Federation (as amended on 18.05.2002)).
The inventory value of fixed assets shall be determined as the amount of all devices value (system block, monitor, printer, keyboard, mouse, etc.) enabling their use for performance of certain works. Components and peripheral items purchased for replacement of out-of-order computer devices shall be accounted for as spare parts in the respective subaccount of Account 10 Materials.

5.2. Fixed assets estimation methods.

5.2.1. When recognized fixed assets shall be estimated using the following methods:

at purchase of fixed assets, at actual costs of the organization for their acquisition determined in accordance with Article 8 of RAS 6/01 Fixed Assets Accounting and accumulated preliminarily in Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets;

b) at construction of fixed assets by contractor organizations and at own-account construction at actual costs for completed and delivered capital construction determined in accordance with the Standard for Long-Term Investment Accounting (approved by Letter No. 160 of 30 December 1993 issued by the Ministry of Finance of the Russian Federation) collected preliminarily in Account 08 Investments in Non-Current Assets by items, subaccount Construction of Individual Items of Fixed Assets;

c) at receipt of fixed assets as contribution to the authorized (reserve) capital, at monetary estimate approved by founders (participants) unless otherwise is stipulated by the legislation of the Russian Federation (Article 9 of RAS 6/01). In this case record is preliminarily made to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets in correspondence with Account 75 Settlements with Founders. Costs (including transport and other delivery work) connected with acquisition of fixed assets to the authorized capital are also recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets;

d) at gratuitous receipt of fixed assets from legal and natural persons and at recognition of fixed assets revealed as surplus according to inventory taking results, at market price at the date of recognition. At gratuitous receipt record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets from the credit of Account 98 Deferred Income in respective analytics. Costs (including transport and other delivery work, registration fees and other costs) connected with gratuitous acquisition of fixed assets shall also be recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets. When fixed assets received gratuitously are depreciated, record to the debit of Account 98 Deferred Income in the respective analytics and to the credit of Account 91 Other Income and Expenses shall be simultaneously made to the amount of accumulated depreciation within extraordinary income.

After recognition of surplus according to inventory taking results record to the debit of Account 01 Fixed Assets from the credit of Account 91 Other Income and Expenses shall be made. Unrecorded property revealed at inventory taking shall be included to fixed assets after submission of documents for state registration.
For determination of the current market price the following data can be used: data on prices of similar fixed assets received in the written form from manufacturers, information on price level, available form state statistical agencies, trade inspections as well as available in mass media and special literature; expert opinions on the cost of individual fixed assets valid at the date of recognition confirmed by documents or through conduction of expert examination (Article 29 of Guidelines for Fixed Assets Accounting (Order No 91n of 13 October 2003 issued by the Ministry of Finance of the Russian Federation));

e) at acquisition of fixed assets under contracts stipulating for discharge of obligations (payment) by non-monetary assets, at the cost of valuables transferred or to be transferred to the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances (Article 11 of RAS 6/01);

f) contract price is recognized as the value of fixed assets received under barter contracts, in which contract price of barterable assets is fixed.

5.2.2. Costs under loans and credits (interest and so on) obtained for acquisition of fixed assets shall be included to the historical cost of fixed assets in accordance with articles 23 through 31 of RAS 15/01 Accounting of Loans and Credits and Their Service Costs (Order No. 60n of 2 August 2001 issued by the Ministry of Finance of the Russian Federation).

5.2.3. Expenses for (income from) purchase of fixed assets occurred after their recognition (sum differences, nonrefundable taxes, etc.) shall be accounted for in Account 91 Other Income and Expenses within extraordinary expenses (income) in the respective analytics.

5.2.4. The historical value of fixed assets shall be changed only in cases of extension, additional equipping, reconstruction and modernization, partial liquidation and revaluation of fixed assets.

5.2.5. Full or partial revaluation of groups of homogeneous fixed assets at present (replacement) value by indexation or direct adjustment using documented market prices shall be effected once a year (on 1 January of the reporting year) under the Company's separate order and thereafter shall be effected regularly (annually).
Revaluation surplus of a fixed asset shall be charged to Account 83 Additional Capital to the amount calculated less its devaluation made in previous reporting periods and allocated to profit and loss account as operating expenses. The amount of fixed asset revaluation surplus equal to the amount of its devaluation made in previous reporting periods and allocated to profit and loss account as expenses shall be accounted for in Account 91 Other Income and Expenses within operating income.
The amount of fixed asset devaluation shall be charged to decrease in additional capital formed at the expense of surplus amounts formed in previous reporting periods (Article 15 of RAS 6/01). The excess of fixed asset devaluation over surplus charged to additional capital as a result of its revaluation conducted in previous reporting periods shall be charged to Account 84 Undistributed Profit (Uncovered Loss).

5.2.6. Surplus (devaluation) amount resulting from revaluation of branches' fixed assets shall be transferred to the Company's Executive Office by debiting (crediting) Account 79 Intra-Organizational Settlements, subaccount Settlements for Segregated Property.

5.2.7. At retirement of a fixed asset, its revaluation surplus shall be transferred from Account 83 Additional Capital to Account 84 Undistributed Profit (Uncovered Loss) as profit of the reporting year (Article 15 of RAS 6/01).

5.2.8. Estimate of a fixed asset, which value at acquisition is denominated in foreign currency, shall be made in Rubles by translation of the amount in foreign currency at the rate of the Central Bank of the Russian Federation effective at the date of the asset recognition in Account 01 Fixed Assets. Exchange rate differences occurred shall be accounted for by debiting (crediting) Account 08 Investments in Non-Current Assets and crediting (debiting) Account 91 Other Income and Expenses within extraordinary expenses (income) (Article 16 of RAS 6/01).

5.2.9. Gratuitous transfer and sale of fixed assets to outside organizations and natural persons, the write off of underdepreciated fixed assets due to their unserviceability and missing fixed assets detected as a result of inventory taking or stolen shall be made in accordance with the order of OAO Kuzbassenergo prepared by the Capital Management Department of the Executive Office with initialling the document by respective departments. The document shall be signed by deputy general directors according to the sphere of their responsibility as follows:
fixed assets of non-production sphere (housing and utility services, public catering, motor transport, etc.), first deputy general director for general matters;
manufacturing fixed assets, deputy general director – technical director.

The write off of fully depreciated fixed assets due to unserviceability and partial liquidation of fixed assets shall be made with permission of branch or representative office director.
At the write off of underdepreciated fixed assets VAT falling on underdepreciated portion shall be restored, without taking into account revaluations.

Material assets remaining after the write off of fixed assets shall be recognized into the books at market value at the date of fixed asset write off and charged to Account 91 Other Income and Expenses within operating income.

5.2.10. The depreciated value of retired fixed asset shall be written down from the credit of Account 01 Fixed Assets to the debit of the respective subaccount of Account 91 Other Income and Expenses:
as operating expenses in case of retirement of the fixed asset in consequence of sale, write off due to moral of physical depreciation;
as extraordinary expenses in case of retirement of the fixed asset in consequence of gratuitous transfer.
The retirement of a fixed asset contributed to the authorized (reserve) capital or unit fund to the amount of its depreciated cost shall be recognized in the debit of a settlements account and the credit of a fixed assets account. If the fixed asset does not have depreciated cost (is depreciated in full), the amount of conditional value shall be recognized in accounting statements as operating income in line 09010 of Form No. 2 Statement of Operations.

5.2.11. Expenses from the write off of fixed assets at accidents, natural disasters and other emergencies shall be accounted for in the respective reporting period within extraordinary expenses.

5.3. Depreciation of fixed assets.

5.3.1. Depreciation of fixed assets shall be charged on a straight-line basis over the useful life of the individual asset. With respect to fixed assets recognized before 01.01.2002 depreciation shall be charged in accordance with Regulation No. 1072 of 22 October 1990 *On Unified Depreciation Rates for Complete Recovery of Capital Assets of the USSR National Economy* issued by the Council of Ministers of the USSR. With respect to fixed assets recognized from 01.01.2002 depreciation shall be charged in accordance with Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.

5.3.2. Depreciation of property with respect to which capital investments have been completed, respective primary acceptance documents have been issued, documents have been submitted for state registration and actually operated shall be charged according to the standard procedure from the first day of the month following the month when the asset was put into operation. Such property shall be accounted for as fixed assets.

5.3.3. Fixed assets of the value not exceeding 10,000 Rubles shall be expensed to Depreciation when released to production or operation. The mentioned operation shall be recorded to the debit of manufacturing costs (sales costs) accounts and the credit of Account 01 Fixed Assets and is documented by a charge-off report according to form MB-8. Such assets shall be accounted for at zero value. In case of modernization (reconstruction) of such assets, expenses on modernization (reconstruction) shall be charged to increase of the asset value and be depreciated in accordance with the established procedure.
To ensure safety of these assets at manufacturing or operation, control over their movement shall be organized in the Executive Office, branches and the representative office. Current quantity accounting of this items at place of their operation shall be maintained in the Inventory List of Commissioned Assets of the Value Less Than 10,000 Rubles according to the recommended form, separately from fixed assets depreciated in accordance with the standard procedure (Annex 2 hereto). Control of compliance of inventory list items to records in inventory cards shall be exercised by the accounting department and materially-responsible persons.
Retirement of fixed assets of the value not exceeding 10,000 Rubles shall be documented by the Report of Retirement of Fixed Assets of the Value Less Than 10,000 Rubles according to the recommended form (Annex 2 hereto).
5.3.4. Depreciation shall not be charged with respect to the following fixed assets:
housing facilities (Article 17 of RAS 6/01);
land improvement facilities (Article 17 of RAS 6/01);
productive livestock (Article 17 of RAS 6/01);
perennial plants (Article 17 of RAS 6/01);
land plots (Article 17 of RAS 6/01);
natural resources (Article 17 of RAS 6/01);

fixed assets received prior to 1 January 2000 under gift contracts and free of charge in the course of privatisation;
books, brochures, etc.

5.3.5. Charge of depreciation shall be suspended by resolution of the head of a branch for the period of fixed asset restoration (repair, modernization, reconstruction) which length exceeds 12 months, and by the order of OAO Kuzbassenergo at their preservation for the period of more than 3 months (Articles 23 of RAS 6/01).

5.3.6. Depreciation charged with respect to manufacturing fixed assets at the credit of Account 02 Depreciation of Fixed Assets, subaccount Accumulated Depreciation shall be allocated to financing of production capital investments by record to the debit of Account 02 Depreciation of Fixed Assets, subaccount Accumulated Depreciation from the credit of Account 02 Depreciation of Fixed Assets, subaccount Depreciation Used for Capital Investments.
If capital investments are made at the expense of intercompany reallocation of depreciation, off-balance accounting with acceptance (delivery) of financing source between branches under off-balance advices shall be maintained.

5.3.7. Capital investments in leased fixed assets shall be depreciated as follows:
capital investments which cost is compensated to the lessee by the lessor shall be depreciated by the lessor according to the same procedure as additional commissioning after reconstruction, modernization or technical upgrading (if OAO Kuzbassenergo is the lessor), which shall be stipulated in the lease agreement;
capital investments made by the lessee with the lessor's consent and in accordance with terms of the lease agreement, which cost is not to be compensated by the lessor, shall be depreciated by the lessee during the validity of the lease agreement, taking into account depreciation amounts calculated on the basis of useful lives determined for leased fixed assets in accordance with the classification of fixed assets approved by the Government of the Russian Federation (if OAO Kuzbassenergo is the lessee).

5.3.8. In cases of extension, additional equipping, reconstruction, modernization, technical upgrading, partial liquidation and revaluation of fixed assets depreciation shall be calculated on the basis of the fixed asset's depreciated value at the date of its conduction and the number of months remaining till the end of the fixed asset operation. If after extension, additional equipping, reconstruction and modernization the useful life of the fixed asset increased, then increase in the remaining number of months of the fixed asset operation is possible.
Acceptance of completed work on extension, additional equipping, reconstruction and modernization of fixed assets shall be documented by a respective report.

5.4. Procedure of Fixed Assets Accounting and Repair Financing.

5.4.1. For straight-line charging to manufacturing costs of expenses for all types of repair of production fixed assets, provision for repair work for the current financial year shall be created in Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) to the amount of annual repair cost normative with monthly allocation to manufacturing costs (Accounts 23, 25 and 26) of 1/12 of the annual estimate.
At the end of the year the provision for repair work shall be adjusted as follows:
excessively reserved amounts for repair of fixed assets (according to inventory taking results) are reversed;
in case of deficiency of funds of the provision for repair work, additional charge is effected to the debit of production cost accounts and to the credit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones).
Costs by types of repair (capital and current repair) and methods of performance (contracting and own-account repair) are accounted for separately.
All costs of production fixed assets repair effected by:
the organization itself shall be accounted for in Account 23 Auxiliary Production, subaccounts Capital Repair of Fixed Assets Using Own Resources and Current Repair of fixed assets Using Own Resources with their further monthly allocation in full to the debit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones);

by contractors shall be charged in full to the debit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) from the credit of Account 60 Settlements with Suppliers and Contractors under respective subaccounts.
In case of insufficiency of funds of the provision for repair of production fixed assets (including leased ones) the debit balance of the Account Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) shall be recorded at the end of the month in the balance sheet item Other Production Inventories and Costs.
Costs of non-production fixed asset repair shall be allocated to the debit of Account 29 Service Sector from the credit of respective subaccounts of Account 23 Auxiliary Production or Account 60 Settlements with Suppliers and Contractors on repair performance without provision creation.

5.5. Accounting of intangible assets.

5.5.1. Intellectual property shall be recognized as intangible assets provided that all conditions stipulated for in Article 3 of RAS 14/2000 Accounting of Intangible Assets are fulfilled (Order No. 91n of 16.10.2000 issued by the Ministry of Finance of the Russian Federation).

5.5.2. When recognized intangible assets shall be estimated as follows:

a) at purchase of intangible assets, at actual purchase costs incurred by the organization in accordance with Article 6 of RAS 14/2000 Accounting of Intangible Assets (Order No. 91n of 16.10.2000 issued by the Ministry of Finance of the Russian Federation) collected preliminarily in Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation;

b) at creation of intangible assets by the Company itself at actual costs of creation, production, exclusive of value added tax and other refundable taxes collected preliminarily in Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation (Article 7 of RAS 14/2000);

c) at acquisition of intangible assets as contribution to the authorized (reserve) capital, monetary estimate agreed by founders (participants), unless otherwise is provided for by the legislation of the Russian Federation (Article 9 of RAS 14/2000). In this case preliminary record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation in correspondence with Account 75 Settlements with Founders. Costs connected with acquisition of intangible assets to the authorized capital shall also be recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation;

d) at gratuitous receipt of intangible assets *from legal and natural persons*, at market price at the date of recognition. In this case record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation from the credit of Account 98 Deferred Income in the respective analytics. Costs connected with gratuitous acquisition of intangible assets shall also be charged to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation. Data on prices effective at the date of recognition shall be confirmed by documents or expert examination.
When amortization is charged with respect to such intangible assets, records shall be simultaneously made to the debit of Account 98 Deferred Income in the respective analytics and the credit of Account 91 Other Income and Expenses within extraordinary income;

e) at acquisition of intangible assets under contracts providing for fulfilment of obligations (payment) by non-monetary assets, at the cost of valuables transferred or to be transferred by the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances (Article 11 of RAS 6/01);

contract price shall be recognized as the value of intangible assets received under barter contracts, in which contract price of barterable assets is fixed.

5.5.3. Amortization of all groups of intangible assets shall be charged on a straight-line basis, taking into account norms calculated basing on useful lives of intangible assets, using Account 05 Amortization of Intangible Assets (articles 15, 16 and 21 of RAS 14/2000).

5.5.4. Useful lives of intangible assets shall be determined independently at recognition of the asset, taking into account the expected period of the asset use during which economic benefits (income) can be received. At the same time expected useful life shall not be longer than the validity of a patent, certificate or other title documents and limitations for intellectual property use according to the existing legislation of the Russian Federation (Article 17 of RAS 14/2000).
Amortization rates of intangible assets which useful lives cannot be determined shall be set on the assumption of 20-year period (provided that is it is not longer than the organization's life).

5.6. Lease of fixed assets.

5.6.1. Assets leased out shall be accounted for separately in Account 01, subaccount Fixed Assets Leased out. All costs relating to assets leased out shall be recorded in Account 90 Sales.
Depreciation of assets leased out shall be charged to the credit of Account 02 Depreciation of Fixed Assets and the debit of Account 90 Sales.
Lease contracts shall provide for complete payback of assets (including local taxes: land tax, property tax, etc.).
If, according to a fixed asset lease agreement, settlements with providers of public utility services are made by the lessor, the lessee shall compensate in full the cost of such services to the lessor under the bill prepared by the lessor. In case of lease of a part of the lessor's fixed asset the share of utility expenses falling on the lessee shall be determined by metering devices or, at their absence, by calculation as the ratio of the portion of the fixed asset area occupied by the lessee to the total area of the lessor's fixed asset. The lessor shall pay for public utility services in accordance with bills issued by providers of public utility services and then bill the lessee.
The compensation of utility expenses received by the lessor from the lessee shall not be income but reimbursement of costs incurred by the lessor.

5.6.2. Fixed assets leased in shall be accounted for in Off-Balance Account 001 Leased Fixed Assets at the estimate mentioned in lease contracts. Analytical accounting shall be maintained by lessors and by each individual leased fixed asset.

5.6.3. Time of fixed asset lease, rent, terms of their maintenance and repair, change in value in consequence of capital work and settlement procedure shall be determined in a lease contract.

5.6.4. Assets purchased for further lease and acquisition of income shall be recognized in Account 03 Income-Bearing Investments in Tangible Assets.

5.6.5. A fixed asset lease agreement shall be agreed with the Deputy General Director for Corporate Management of OAO Kuzbassenergo and initialled by competent departments.

5.7. Peculiarities of accounting of investments in non-current assets.

5.7.1. Costs of the Works and Building Department maintenance (salaries, business trip expenses) shall be borne at the expense of investment activity funds allocated for capital construction financing and be included to the inventory value of assets put into operation (Article 1.4. of the Standard on Accounting of Long-Term Investments approved by Order No. 160 of 30.12.93 issued by the Ministry of Finance of the Russian Federation).

5.7.2. Expenses on maintenance of the Works and Building Department of the Executive Office shall be monthly allocated between branches in proportion to the scope of branches' construction and erection work using the ratio calculated as the relation of the scope of the branch's construction and erection work for the reporting month to the total scope of the Company's construction and erection work for the month.

5.7.3. Costs of capital construction classified in accordance with clause 3.1.7. of the Standard on Accounting of Long-Term Investments (approved by Order No. 160 of 30.12.93 issued by the Ministry of Finance of the Russian Federation) as costs that do not increase the value of fixed assets shall be included to the inventory value of capital investment objects at their recognition.

5.7.4. If the Company is an interest-holder at construction, transfer of monetary assets or property to the main developer in the order of share participation shall be recognized as accounts receivable under this construction by record to the debit of the respective subasscount of Account 76 Settlements with Various Debtors and Creditors in correspondence with cash or assets accounts.
After completion of construction (or its part) the respective costs shall be recognized by the record from the credit of the respective subaccount of Account 76 Settlements with Various Debtors and Creditors to the debit of Account 08 Investments in Non-Current Assets, subaccount Construction of Fixed Assets.

5.7.5. Should the Company be a main developer, funds received by it from interest holders shall be accounted for as target financing funds in the debit of Account 86 Target Financing in correspondence with cash or assets accounts.

5.7.6. Research and development in the Company shall be accounted for in accordance with the Accounting Standard 17/02 *Accounting of Expenses on Scientific and Research and Technological Work* (approved by Order No. 115n of 19.11.2002 issued by the Ministry of Finance of the Russian Federation).
Expenses on scientific and research and technological work are recognized provided the following terms are observed:
the amount of expenses can be determined and confirmed;
performance of works is confirmed documentally;
use of work results for production and managerial needs will lead to obtaining future economic benefits (income);
use of results of scientific and research and technological work can be demonstrated.

In accordance with Article 4 of RAS 17/02, the following expenses shall not be research and development costs:
organization's expenses on resource development;
expenses on preparation and assimilation of production, new organizations, shops, units (starting expenses);
expenses on preparation and assimilation of goods production;
expenses associated with technology improvement and production organization, product quality improvement, change of product design and other service properties made in the course of manufacturing (technological) process.

Research and development costs are accounted for in Account 08 Investments in Non-Current Assets (Article 5 of RAS 17/02).
Costs of research and development work which results are subject to legal protection and registered according to the procedure set by the law (patents, certificates and other documents certifying the Company's exclusive right to R&D results) shall be accounted for as intangible assets in Account 04 Intangible Assets (Article 4 of RAS 14/2000).
Costs of research and development work which results are not registered in accordance with the established procedure shall be allocated from the credit of Account 08 Investments in Non-Current Assets to expenses for ordinary activities on a straight-line basis over the established period (Article 11 of RAS 17/02).
R&D costs that did not brought positive result and R&D results which application is terminated shall be documented by a report of branch's production and technical department.
The report shall be considered by the production and technical department of the Executive Office and upon the written consent of the technical director, costs incurred shall be simultaneously expensed to extraordinary costs of the reporting period.
If R&D work had positive result being not subject to legal protection that is planned to be used in production or management, then such R&D expenses shall also be accounted for in Account 04 Intangible Assets.
The period of R&D expenses write off shall be 2 years.

5.7.7. With respect to capital construction in progress, which financing was terminated and will not be continued because of absence of funds and which were previously revaluated, the revaluated cost shall be transferred from the credit of Account 84 Undistributed Profit (Uncovered Loss) to the debit of Account 83 Additional Capital and by record from the credit of Account 08 Investments in Non-Current Assets to the debit of Account 91 Other Income and Expenses to the amount of earlier actual costs incurred.
Write off of construction in progress items shall be made by stages:

In accordance with head's order a commission is established (including accounting specialists, technical specialists, materially-responsible persons);

On the basis of the commission's findings a certificate on expediency of construction in progress item write off is prepared. On the basis of this certificate the item is liquidated by the organization itself or by a contractor;

A report on write off (liquidation) of construction in progress shall be drawn up upon completion of all works at the liquidated asset. A report on write off (liquidation) of construction in progress shall mention information on asset condition at the date of write off, its brief individual characteristics, information on costs associated with write off and on acquisition of valuables from write off.

At liquidation of construction in progress costs of its construction and costs associated with its liquidation accumulated in Account 08 Investments in Non-Current Assets shall be allocated to extraordinary expenses. Materials and other material assets obtained in consequence of liquidation and suitable for further use shall be recognized.

5.8. Inventories Accounting.

5.8.1. The following assets shall be considered as inventories:

- intended for use as raw materials, materials, etc. at manufacture of products, performance of works and provision of services, repair of fixed assets and construction and erection work, cultural and educational needs;

intended for sale (finished products and goods);

intended for use as instruments of labour within the period not exceeding 12 months;

intended for the organization's managerial needs.

5.8.2. Inventories, tools and fixtures with the service life of less then one year shall be accounted for within inventories in Account 10 Materials.

5.8.3. The nomenclature number developed for the particular inventory shall be recognized as an inventory accounting unit.

5.8.4. When recognized inventories shall be estimated as follows:

at purchase, at actual purchase costs exclusive of value added tax and other taxes refunded from the budget determined in accordance with articles 6 and 11 of RAS 5/01 Accounting of Inventories (approved by Order No. 44n of 09.06.2001 issued by the Ministry of Finance of the Russian Federation), taking into account provisions of Article 15 of RAS 15/01 Accounting of Loans and Credits and Their Service Costs (approved by Order No. 60n of 02.08.2001 issued by the Ministry of Finance of the Russian Federation) at accounting of interest and other expenses related to borrowings;

at manufacture by the Company itself, at actual costs of manufacturing of these inventories. Accounting and cost accounting of inventories manufacturing are maintained according to the procedure set for determination of the cost of respective products (Article 7 of RAS 5/01);

contributed to the authorized capital, at monetary estimate agreed by founders (participants), unless otherwise is provided for by the legislation of the Russian Federation, taking into account actual costs of inventories delivery and putting them into usable condition (articles 6, 8, 11 of RAS 5/01);

received gratuitously or under gift contracts, remaining after retirement of fixed and other assets and at recognition of inventories revealed as surplus according to inventory taking results, - at current market value at the date of recognition, taking into account actual costs of inventory delivery and putting them into usable condition (articles 8 and 11 of RAS 5/01).

received under contracts providing for fulfilment of obligations (payment) by non-monetary assets, at the cost of valuables transferred or to be transferred to the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances. If it is not possible to determine the value of assets transferred or to be transferred to the Company the cost of inventories received by the Company under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be determined on the basis of the price, at which similar inventories are usually acquired in comparable circumstances. The actual cost of these inventories shall also include actual costs of inventories delivery and putting them into usable condition (articles 6, 10 and 11 of RAS 5/01);

A contract price shall be recognized as the value of inventories received under barter contracts, in which the contract price of barterable assets is fixed.

5.8.5. Estimate of inventories, which value at acquisition is denominated in foreign currency shall be made by translation of the amount in foreign currency at the rate of the Central Bank of the Russian Federation effective at the date of the inventories recognition (Article 15 of RAS 5/01).

5.8.6. Inventories received by the Company without payment documents (unbilled deliveries) shall be recognized at contractual price. If the price is not stipulated in the contract, then the price at which the Company determines expenses with respect to similar inventories shall be used for its determination as well as for determination of the amount of payment or accounts payable (Articles 6.1. of RAS 10/99 Organization's Expenses approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation (as amended on 30.03.2001)). After receipt of payment documents the difference between the actual cost of inventories and their estimate at recognition shall be allocated to the same cost accounts to which inventories were allocated and to the balance of these inventories in stock in proportion to their amount.
If payment documents for unbilled deliveries were received in the following year after presentation of annual accounting statements then:
a) the book value of inventories shall not be changed;

b) the amount of value added tax shall be accounted for in accordance with the established procedure;

c) settlements with the supplier shall be adjusted, and amounts of the formed difference between the book value of recognized inventories and their actual cost shall be allocated in the month when payment documents were received:
decrease in value of inventories shall be debited to Account 60 Settlements with Suppliers and Contractors and credited to Account 91 Other Expenses;
increase in value of inventories shall be debited to Account 91 Other Expenses and credited to Account 60 Settlements with Suppliers and Contractors (clause 41 of Guidelines for Accounting of Inventories (approved by Order No. 119n of 28.12.2001 issued by the Ministry of Finance of the Russian Federation)).

5.8.7. Goods acquired for retail sale shall be accounted for at sale value using Account 42 Trade Markup (Article 13 of RAS 5/01). The amount of markup falling on the balance of unsold goods shall be determined on the basis of the percentage of disposed goods value to accounted goods value

5.8.8. Goods acquired for wholesale trade shall be accounted for at purchase cost, taking into account costs of storage and delivery of goods to warehouses (depots) till the moment of their delivery to sale (Article 13 of RAS 5/01).

5.8.9. Inventories owned by the Company but being in transit or pledged to the buyer shall be recognized at the value stipulated in the contract with further adjustment of the actual cost (Article 26 of RAS 5/01).

5.8.10. Fuel purchased for energy generation shall be accounted for at actual cost that includes the following: fuel cost according to suppliers' bills including discounts (markups) for degraded (premium) quality, payment for other supplier's services, commodity exchange services, railway tariff for fuel transportation from the place of shipment to the destination station and from the destination station to discharge facilities, other expenses (Articles 6 and 11 of RAS 5/01), except for other costs of the fuel and transport department.
Expenses of the fuel supply department on car unloading, storage and intraterminal fuel transfer from depots and supply for technological needs shall not be included to fuel cost, but shall be allocated to energy

generation as costs of the fuel and transportation department (clause 4.7 of Guidelines for Organization of Fuel Accounting at Heat Power Plants RD 34.09.105-96).

5.8.11. At allocation of inventories (except for goods accounted for at sale value) to production and other disposal they shall be estimated at average cost of each inventory type.
The average estimate of the actual cost of materials allocated to production or other purposes shall be effected by determination of material actual cost at the moment of its allocation (moving estimate).

5.8.12. Transfer of inventories to production (operation) shall be documented by an internal invoice according to Form M-11 for internal movement (from one reporter to another).
Charge-off of inventories allocated to production, except for construction materials, shall be made under an equipment and other inventories charge-off report according to the recommended form (Annex No. 2 hereto).
Charge-off of implements and fixtures allocated to production shall be made under a charge-off report according to the recommended form with simultaneous issuance of an internal invoice according to Form M-11 for allocation to production (Annex No. 2 hereto).

5.8.13. Special tools, special fixtures, special equipment and special clothes shall be accounted for by the Company in accordance with the Guidelines for Accounting of Special Tools, Special Fixtures, Special Equipment and Special Clothes (approved by Order No. 135n of 26.12.2002 issued by the Ministry of Finance of the Russian Federation).
The list of instruments of labour accounted for within special tools, special fixtures, special equipment (custom tooling) applied for non-standard operations (clause 2 of the Guidelines) shall be determined by branches, taking into account technological process peculiarities.
When determining the composition and grouping of fixed assets, one should be guided by the All-Russia Classifier of Fixed Assets OK-013-94 (approved by Resolution No. 359 of 26.12.94 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification), and the All-Russia Classifier of Types of Economic Activities, Products and Services OK-004-93 (approved by Resolution No. 17 of 06.08.93 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification).
Custom tooling, special clothes and other personal protective means, irrespective of their value and useful life, shall be active assets (clause 50 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation, approved by Order No. 34n of 29.07.1998 issued by the Ministry of Finance of the Russian Federation (as amended on 24.03.2000 and on 23.08.2000)). To account for these items subaccounts 10.10 Custom Tooling and Special Clothes in Stock and 10.11 Custom Tooling and Special Clothes in Operation of the balance sheet account 10 Materials shall be used.
Technical means intended for production of typical products (works, services) shall be accounted for in Account 10.9 Implements and Fixtures (clause 4 of the Guidelines).
Special clothes, other personal protective means and custom tooling with service life not exceeding 12 months shall be allocated to the debit of manufacturing costs accounts on its handover (delivery) to the organization's employees (clause 21 of the Guidelines).
Delivered special clothes, other personal protective means, etc. shall be allocated to production under a charge-off report according to form MB-8 with simultaneous issuance of an internal invoice for allocation to production according to Form M-11.
If the service life is more than 12 months, the value of special clothes, other personal protective means and so on shall be depreciated on a straight-line basis, taking into account their useful lives (clause 26 of the Guidelines).
Special clothes, other personal protective means, etc. intended for long use shall be delivered to an employee against his/her signature in the employee's individual card (this form is approved by Resolution No. 51 of 18.12.1998 of the Ministry of Labour of the Russian Federation (as amended on 03.02.2004) and the Rules of Provision of Employees with Special Clothes, Special Footwear and other Personal Protective Means).
The value of special tooling shall be depreciated on a straight-line basis, taking into account item's actual cost and norms calculated basing on the item's useful life (clause 24 of the Guidelines). The useful life of special tooling in branches shall be established by a permanent committee individually for each type of special tooling.

The write off of special tooling and special clothes shall be effected at actual retirement (in case of moral and physical depreciation, sale, gratuitous transfer, contributing to the authorized capital of other entities, liquidation at emergencies, etc.).

5.8.14. The write off of inventories transferred under a gift contract or gratuitously shall be effected on the basis of primary documents for material movement (material release slip according to Form M-15, material release order and Inventory Gratuitous Acceptance and the Certificate of Gratuitous Acceptance and Delivery of Inventories (Annex No. 2 hereto)). Materials shall be written off in accordance with clause 5.8.11 hereof. The value of materials delivered gratuitously and expenses attributable to movement of these materials shall be charged to financial results within extraordinary expenses (Article 12 of RAS 10/99 Organization's Expenses (approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation (as amended on 30.03.2001), clause 132 of the Guidelines for Inventories Accounting (approved by Order No. 119n of 28.12.2001 issued by the Ministry of Finance of the Russian Federation (as amended on 23.04.2002)).

5.8.15. In connection with seasonal production and energy supply cycle the reserve stock of coal, fuel oil and other inventories shall be created in accordance with norms approved by the Company's management
5.8.16. Inventories shipped by the supplier and not received to the Company's stock which title passed to the Company (irrespective of the fact whether they are paid or not) shall be recognized as inventories in transit at the end of the month.

5.8.16. If there are no discrepancies between supplier's data and actual data (quantity and quality), acceptance and recognition of materials shall be made by affixing a stamp with pay-in slip requisites on the supplier's documents (invoice, bill) instead of drawing up of the pay-in slip (Form M-4) (clause 49 of the Guidelines for Inventories Accounting (approved by Order No. 119n of 28.12.2001 issued by the Ministry of Finance of the Russian Federation (as amended on 23.04.2002)).

5.8.17. The acceptance, storage, accounting and delivery of ethyl alcohol shall be in accordance with the Instruction on Acceptance, Delivery, Transportation and Accounting of Ethyl Alcohol approved by the Ministry of Food of the USSR on 25.09.1985 (hereinafter referred to as the Instruction)). This Instruction shall apply to all types and grades of ethyl alcohol irrespective of the method of its acquisition and purposes of further use.
Ethyl alcohol shall be accepted and recognized in anhydrous estimation (in decalitres) under the Statement of Form P-24 *On Alcohol Shipment and Acceptance* (Annex No. 7 to the Instruction), taking into account data on alcohol actual quantity obtained as a result of measurements made by officials of the receiving organization and mentioned in the section of the mentioned Statement.
Delivery of alcohol to production shops and laboratories shall be made in accordance with clause 2.1. of the Instruction and documented by the requisition according to Form No. P-29 (Annex to the Instruction).
Results of alcohol acceptance and delivery under respective receiving and withdrawal reports shall be recorded in the alcohol measurement register according to Form No. P-23 (Annex No. 4 of the Instruction) kept by an official responsible for alcohol acceptance, delivery and storage.
In accordance with requirements of clause 2.6. of the Instruction, production shops and laboratories shall daily account for receipt and consumption of alcohol in the register where name and number of production operations and analyses, quantity of alcohol consumed in each operation and for the whole day are mentioned.
Alcohol balance at the beginning and at the end of the month shall be stated in accordance with data of the inventory taking that is conducted in accordance with Section 6 of the Instruction on the 1st day of each month. Inventory taking results shall be formalized by statements according to Form No. P-27 (Annex No. 21 to the Instruction).
Declarations On Quantity of Production and Turnover of Ethyl Alcohol from Food Raw Material shall be submitted by the Company quarterly to tax authorities and executive authorities that issued the license for the respective activity type according to annexes 2 and 7 to Resolution No. 564 of 25.05.1999 *On Approval of the Regulation on Declaring the Production and Turnover of Ethyl Alcohol and Alcoholic Products* issued by the Government of the Russian Federation.

5.9. Financial investment accounting.

5.9.1. Financial investment accounting in the Company shall be maintained in accordance with RAS 19/02 Financial Investment Accounting, approved by Order No. 126n of 10.12.2002 issued by the Ministry of Finance of the Russian Federation.

5.9.2. The following shall be recognized as financial investments of the Company (Article 3 of RAS 19/02):
state and municipal securities, securities of other organizations, including debt securities with determined maturity date and redemption value (bonds, promissory notes);
contributions to authorized (reserve) capitals of other organizations (including subsidiaries and dependent companies);
loans issued to other organizations;
deposits with credit institutions;
receivables acquired by virtue of assignment of the right of claim;
contributions under special partnership agreements and so on.

5.9.3. Financial investments shall be accounted for in Account 58 Financial Investments with division of investments to short-term and long-term, depending on their maturity (repayment period) and intentions with which they were made:
long-term, when set maturity (repayment period) is more than one year or investments are made with intention to receive income thereunder for more than one year;
short-term, when set maturity (repayment period) is not more than one year or investments are made without intention to receive income thereunder for no more than one year.

5.9.4. Financial investments shall be accounted for at historical cost. The historical cost of purchased financial assets shall be considered as the amount of the organization's actual acquisition costs exclusive of value added tax and other refundable taxes (except for cases provided for by the tax legislation of the Russian Federation).
The following amounts shall be considered as financial investment acquisition costs:
amounts paid to the seller under a contract;
amounts paid to organizations and other persons for information and consulting services connected with acquisition of the mentioned assets;
fees paid to a middleman organization or another person through the intermediary of which financial investments were acquired;
costs under received loans and credits incurred before recognition of financial investments at leveraged purchase of financial investments (Article 15 of RAS 15/01 Accounting of Loans and Credits and Respective Servicing Costs approved by Order No. 60n of 02.08.2001 issued by the Ministry of Finance of the Russian Federation);
other costs directly associated with acquisition of assets as financial investments.
Actual costs of acquisition of assets as financial investments are determined, taking into account sum differences that occur in cases when payment is made in Rubles to the amount equivalent to the amount in foreign currency (conventional currency units), before recognition of assets as financial investments.

5.9.5. The monetary estimate of financial investments contributed to the authorized (reserve) capital of other organizations agreed by founders (participants) of organizations shall be the historical cost of such financial investments unless otherwise is stipulated by the legislation of the Russian Federation.
When contribution to authorized capital is made by non-monetary assets, the depreciated cost of contributed assets shall be recognized in Account 58 Financial Investments. When contribution to authorized capital by non-monetary assets is received, the monetary estimate of contributed assets agreed by founders shall be recognized in Account 80 Authorized Capital , i.e. Account 58 Financial Investments of the founder and Account 80 Authorized Capital of the recipient will have different valuation base.

5.9.6. The historical cost of loans issued to other organizations shall be the amount of actually transferred monetary assets or asset balance-sheet value if loan of property (non-monetary assets) is granted.

5.9.7. The historical cost of financial investments contributed to the special partnership shall be their monetary estimate agreed by partners under a special partnership agreement.

5.9.8. The historical cost of financial investments acquired under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be the value of assets transferred or to be transferred by

the Company. The value of assets transferred or to be transferred by the organization shall be determined on the basis of the price at which the Company determines the value of similar assets in comparable circumstances.
If it is not possible to determine he value of assets transferred or to be transferred by the Company, the value of financial investments received by the Company under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be determined, taking into account the cost at which similar financial investments are acquired in comparable circumstances.

5.9.9. The historical cost of financial investments such as securities received gratuitously shall be:
their current market value at the date of recognition. The current market value of securities shall be their market price calculated in accordance with the established procedure by a trading organizer in the securities market;
the amount of monetary assets that can be received as a result of received securities sale at the date of their recognition, for securities which market price is not calculated by a trading organizer in the securities market.

5.9.10. Financial investments the current market value of which can be determined in accordance with the established procedure shall be recognized in accounting statements at the end of the reporting year at current market value by adjusting their estimate at the previous reporting date. The mentioned adjustment shall be made each quarter.
The difference between the estimate of financial investments at current market value at the reporting date and the previous estimate of financial investments shall be charged to financial results (within operating income or expenses).
Financial investments the current market value of which cannot be determined shall be recognized at historical cost in accounts and accounting statements at the reporting date.
If the current market value of financial investment estimated previously at current market value cannot be determined at the reporting date such financial investment shall be recognized in accounting statements at its last estimated value.

5.9.11. The initial market value of debt securities which current market value cannot be determined shall not be carried to par value (Article 22 of RAS 19/02 Financial Investment Accounting approved by Order No. 126n of 10.12.2002 issued by the Ministry of Finance of the Russian Federation).

5.9.12. At retirement of an asset which is recognized as financial investment and which current market value cannot be determined, its value shall be determined on the basis of estimate made as follows:
at the historical cost of each accounting unit of financial investments (Article 26 of RAS 19/02).

5.9.13. At retirement of assets that are recognized as financial investments and which current market value is determined, their value shall be determined basing on the last estimate.

5.9.14. The estimate of financial investments at the end of the reporting period shall be made at historical cost of each accounting unit of financial investments and at current market value (Article 32 of RAS 19/02).

5.9.15. The following information shall be formed in analytical accounting with respect to recognized state securities and securities of other organizations (in accordance with Article 6 of RAS 19/02):
issuer's (organization's) name;
security name;
number, series, etc.;
nominal price;
purchase price;
expenses associated with purchase of securities;
total number;
purchase date;
date of sale or other disposal;
safekeeping place.

5.9.16. In case of creation of the provision for impairment of financial investment regular monitoring and control of financial investment cost shall be made if there are signs of impairment at the reporting date of

interim accounting statements (Section IV of RAS 19/2). The mentioned provision shall be approved by the Deputy General Director for Corporate Management.

5.10. Creation of provisions for doubtful debts.

5.10.1. According to results of receivables inventory conducted at the end of the reporting year, provisions for doubtful debts with respect to accounts receivable shall be established with charging amounts of established provisions to the debit of Account 91 Other Income and Expenses as operating expenses in correspondence with Account 63 provisions for doubtful debts (Article 11 of RAS 10/99).
The amount of provision shall be determined separately for each doubtful debt, depending on the debtor's financial condition and estimated probability of debt repayment in full or in part and limited by the Company's financial possibilities.
Any indebtedness of debtors shall be considered as a doubtful debt if this indebtedness was not paid within the time set in the contract and is not secured by pledge, surety or bank guarantee.
Charged provision shall be allocated to cover losses from bad debts. The debt shall be considered as bad debt if its limitation period has expired or liability has been terminated due to impossibility of its fulfilment under state authority's statement or organization liquidation deed.
Amounts of provisions for doubtful debts that were not used in the reporting year shall be added to income of the reporting year by crediting Account 91 Other Income and Expenses as other operating income in correspondence with Account 63 Provisions for Doubtful Debts.

5.11. Accounting of transactions in foreign currencies and settlements in conventional units.

5.11.1. Assets and liabilities which value is denominated in foreign currency shall be recognized at Ruble estimate by translation of their value in foreign currency at the rate of the Central Bank of the Russian Federation as of the date of transaction, and for preparation of accounting statements, at the last quoted rate of the Central Bank of the Russian Federation in the reporting period (in accordance with articles 3 and 6 of RAS 3/2000 Accounting of Assets and Liabilities Denominated in Foreign Currency (approved by Order issued by the Ministry of Finance of the Russian Federation of 10.01.2000г.)).

5.11.2. At preparation of accounting statements Ruble estimate of assets (fixed assets, intangible assets, long-term securities, inventories) paid in foreign currency and recognized at historical cost or at actual acquisition costs shall not be translated (Article 9 of RAS 14/2000).

5.11.3. Exchange rate differences occurring as the difference between the Ruble estimate of assets or liabilities which value is denominated in foreign currency calculated at the rate of the Central Bank of the Russian Federation at the date of payment obligation fulfilment or the date of accounting statements for the reporting period and the Ruble estimate of these assets or liabilities calculated at the rate of the Central Bank of the Russian Federation at the date of their recognition in the reporting period or the date of accounting statements for the previous reporting period shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred (Article 13 of RAS 3/2000).

5.11.4. Sum differences occurred at settlements for inventories, performed works, rendered services which value is denominated in conventional units shall be allocated to expenses for acquisition of the mentioned assets and recognized in inventories and costs accounts till the moment of their recognition. Sum differences occurred after recognition of inventories, performed works, rendered services shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred.

5.11.5. Sum differences occurred at settlements with banks at purchase (sale) of foreign currency at the rate different from the rate of the Central Bank of the Russian Federation shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred.

5.11.6. Sum differences occurred with respect to other earnings (penalties and fines) associated with performance of economic contracts shall be charged to Account 91 Other Income and Expenses within extraordinary income (expenses) when occurred.

5.12. Accounting of transactions on settlement accounts.

5.12.1. Settlements with debtors and creditors shall be recognized by each party in its accounting records to the amounts following from accounting records and considered as correct by it. Accounts payable under received loans and credits shall be stated inclusive of interest due at the end of the reporting period (clause 73 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation (approved by Order No. 34n of 29 July 1998 issued by the Ministry of Finance of the Russian Federation)).

Amounts of settlements with banks, budget stated in accounting statements shall be agreed with respective organizations and be identical. Outstanding balance amounts under these settlements in the balance sheet shall not be admitted (clause 74 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation (approved by Order No. 34n of 29 July 1998 issued by the Ministry of Finance of the Russian Federation)).

5.12.2. Settlements with debtors and creditors shall be recognized in respective accounts provided for by the Unified Working Chart of Accounts of the Company in accordance with requirements of timeliness and completeness of accounting and accounting statements.

5.12.3. In accordance with the assumption of time certainty of business transactions, accounts receivable and accounts payable shall be formed in routine accounting in the reporting period when respective facts of economic activity took place, irrespective of actual time of receipt or payment of monetary assets associated with these facts (Article 6 of RAS 1/98 Organization's Accounting Policy, approved by Order No. 60n of 09.12.1998 issued by the Ministry of Finance of the Russian Federation).

5.12.4. Amounts received from buyers in cash shall be recognized in the credit of the respective subaccount of Account 62 Trade Receivables.

5.12.5. Termination of obligations by setoff of similar counter claims (Article 410 of the Civil Code of the Russian Federation) shall be made provided the following conditions are observed:
actual presence of counter debts recognized by the parties and not litigated by them;
similarity of counter claims, i.e. comparability of debts and possibility of their reducing to equivalent (monetary estimate);
obligations are matured or their maturity is not mentioned or determined by the moment of claiming;
the contract does not contain any condition on inadmissibility of setoff of the claim resulting from the contract.

5.12.6. In order certificates of reconciliation with counteragents were in compliance with requirements of court practice and could be used as evidence in court, a certificate of reconciliation shall include information on requisites of accounting primary documents (bill, payment order, certificate of completion, certificate of service provision, etc.) and invoices. The certificate of reconciliation shall contain information on the contract under which mutual settlements are effected (including contract number and date unless otherwise is stipulated in the constituent documents in accordance with the law), counter agent's location (place of legal person state registration), date of execution and signing of the document by persons authorized for signing the certificate of reconciliation (Annex No. 2).

5.12.7. The setoff of mutual homogeneous claims shall be made upon the parties' agreement or unilaterally with notification of the other party in writing, mentioning the ground of claim formation and debt amounts after reconciliation of mutual debts and drawing up of a reconciliation act (in free form, indicating all details required for setoff) signed by the parties' authorized representatives (Annex No. 2).

If amounts of counter debts are not equal then the larger debt shall be terminated only in the respective part, remaining in force as for the rest.

5.12.8. As per clauses 5.11.5 and 5.11.6 hereof, the setoff of payables to suppliers that are not justified by payment documents (unbilled deliveries) shall not be made until payment documents are received and the actual amount of payables is determined on their basis.

5.12.9. Claims shall not be set off if a limitation period is applied to the claim and this period has expired according to the assertion of the other party and in other cases stipulated by the law (Article 411 of the Civil Code of the Russian Federation).

5.12.10. Replacement of persons in liabilities under agreements of assignment of debt and of assignment of the right of claim shall be recognized as follows:

- at assignment of debt to the Company and branches, for example of debtors being energy consumers, by branch Energosbyt, an original debtor shall be replaced by a new debtor in case if the Company gave consent for the assignment of debt, with reference to requisites of the main contract and requisites of the agreement of assignment of debt (Article 391, clause 1 of the Civil Code of the Russian Federation). Receivables for energy shall remain due in full from the new debtor, i.e. original liability shall not be considered as discharged;

at assignment of debt by the Company to another person, the Company's debt to the creditor shall be terminated. The Company's debt to the creditor shall be assigned subject to the creditor's consent to assignment of debt to a new debtor with reference to requisites of the main contract and requisites of the agreement of assignment of debt;

- at assignment of the right of claim of the Company or its branches to the new creditor it shall be recognized in accounts only after receipt of the original notice and the contract on assignment of the right of claim by an original creditor to a new creditor. Accounts payable to the new creditor shall remain recognized by the Company in full, i.e. original liability shall not be considered as discharged;

at assignment of the right of claim by the Company to another person, the debt of the debtor to the Company under liability, the rights (of claim) of which are assigned, shall be terminated. Accounts receivable with respect to assigned proprietary rights shall be recorded to the debit of the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses. The debt of the previous debtor shall be written off the Company's balance sheet at the moment of transfer of the right (of claim) in accordance with terms and conditions of the contract of assignment of the right (of claim) by debiting the respective subasscount of Account 91 Other Income and Expenses with simultaneous charge of VAT for payment to the budget (Article 155 of the Tax Code of the Russian Federation; п.2 of Article 382 of the Civil Code of the Russian Federation).

5.12.11. Use of promissory notes in settlements, whether own or issued by a bank or a third party shall be carried out exclusively by the Executive Office of the Company.

5.12.12. Own notes issued shall be accounted for in Account 60 Settlements with Suppliers and Contractors in the respective analytics in internal correspondence or in correspondence with the debit of account Intercompany Settlements under Current Transactions with respect to the branch which payables are paid by the note. The branch that received the advice of the Executive Office on note issue shall close accounts.

Pledge of own notes for securing liabilities to creditors shall be accounted for in Off-Balance Account 009 Security for Obligations and Payments Provided with analytical division by pledge holders.

5.12.13. Promissory notes received (own notes of debtors) shall be accounted for at principle amount, taking into account interest due according to terms of note issuance in the debit of Account 62 Trade Receivables in the respective analytics in internal correspondence or in correspondence with Account 79 Intercompany Settlements under Current Transactions for the branch which receivables were paid by the note. The branch shall close accounts receivable and transfer respective VAT amounts in accordance with the Executive Office's advice on receipt of the note for payment of accounts receivable.

5.12.14. The transfer of notes received (own notes of debtors) for payment of accounts payable shall be accounted for as sale of proprietary rights by debiting the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses. At the same time accounts receivable of the Company or its branches for payment of which the note is received shall be written off by crediting the respective subaccount of Account 91 Other Income and Expenses.

5.12.15. Notes received, including under endorsement (bank bills and notes of third parties) shall be accounted for at actual acquisition (receipt) costs determined in accordance with clause 5.9.4 hereof by debiting the respective subaccount of Account 58 Financial Investments in correspondence with the respective subaccount of Account 76 Settlements with Various Debtors and Creditors. In case of receipt of such note for payment of receivables of the Company or its branches, the receivables shall be cancelled by crediting respective accounts of receivables in correspondence with the debit of the subaccount of Account 76 Settlements with Various Debtors and Creditors in which payables for the note received are accounted for.

In case of payment by *such note for branch's receivables*, the subaccount of Account 76 Settlements with Various Debtors and Creditors in which payables for the note received are accounted for shall be debited in correspondence with Account 79 Intra-Organizational Settlements. The branch shall cancel accounts receivable by crediting respective accounts of receivables in correspondence with Account 79 Intra-Organizational Settlements.

5.12.16. The transfer of a bank bill or third party note for payment of accounts payable shall be accounted for as property sale by debiting the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses. Accounts payable shall be closed by debiting respective payables accounts in correspondence with the respective subaccount of Account 62 Trade Receivables.

5.12.17. The retirement of notes issued by banks and third parties at their presentment to the issuer shall be recognized by crediting the respective subaccount of Account 91 Other Income and Expenses in correspondence with the respective subaccount of Account 76 Settlements with Various Debtors and Creditors.

5.12.18. *Accounts receivable with expired* limitation period and other uncollectible debts shall be written off.

Write off of indebtedness shall be made under an indebtedness inventory report, written substantiation, order of the Company's head for each liability at the expense of respective provision for doubtful debt, and if the provision is not sufficient, the debt shall be charged to extraordinary expenses (Article 12 of RAS 10/99 Organization's Expenses approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation).

The written justification of the debt shall mention full name of the debtor, including form of incorporation, the reason, amount and date of debt incurring with reference to primary accounting documents; reason for write off with reference to legal provisions and attachment of supporting documents:

copies of primary accounting documents (contract, payment order, bill, completion report (service provision report), agreement (notice on setoff, etc.);

at liquidation of the debtor being a legal person, an extract from the unified state register of legal persons containing information on liquidation, in case of death of an individual, when legal succession is not possible in accordance with the legislation, a death certificate;

in case of insolvency (bankruptcy) of the debtor, in case of insolvency (bankruptcy) of the debtor, decision on completion of bankruptcy proceedings or administrator's report on impossibility to satisfy requirements of creditors;

other documents confirming debt uncollectibility (competent authority report and so on).

Branches must keep originals of primary accounting documents within 5 years from the date of the order on debt write off

The debt amounting up to 1500 Rubles under one liability shall be written off by an order of branch's director provided all required documents are available and requirements of clause 5.12.18 hereof are met.

Accounts receivable written off by reason of debtor's insolvency shall be accounted for off the balance within five years from the moment of write off for monitoring the possibility of its collection in case of change the debtor's property status.

Limitation periods shall be determined according to articles 195-208 of the Civil Code of the Russian Federation. The course of a limitation period shall be interrupted by bringing of a suit in accordance with the established procedure as well as by performing acts testifying debt recognition by a liable party. After interruption, the limitation period shall commence again, and time before interruption shall not be included to the new period (Article 203 of the Civil Code of the Russian Federation).

An agreement of the parties, recognition of the debt after expiry of limitation periods and change of persons in the liability shall not be a reason for change of the limitation period or the order of its calculation.

To observe Article 2 of the Federal Law No. 119-FZ of 22.07.2005 *On Amending Chapter 21 of the Tax Code of the Russian Federation and on Recognition of Inoperativeness of Certain Provisions of Legislative*

Enactments of the Russian Federation on Taxes and Dues, accounts receivable shall be accounted by limitation periods.

5.12.19. The write off of unclaimed accounts payable and bailor indebtedness with expired limitation period and by other reasons stipulated by the law in accordance with the Company's (branch's) director order mentioning reason, amount, date of debt incurring and regulatory legal acts regulating the reason of write off shall be effected with written consent of branch's director in accordance with provisions of articles 195 through 208 of the Civil Code of the Russian Federation.
Branches must keep originals of above mentioned documents, documents evidencing recognition of the debt by the creditor and documents that interrupted limitation period previously (bilateral reconciliation certificate, guarantee letter, response to the claim, etc.) for 5 years from the date of the order on debt write off.
Amounts of written off accounts payable shall be credited to Account 91 Other Income and Expenses within extraordinary income.
Recognized amounts of input VAT with respect to written off accounts payable shall be allocated to the debit of Account 91 Other Income and Expenses within extraordinary expenses.

5.13. Accounting of production costs.

5.13.1. Accounting of production costs shall be maintained in accordance with *Section II of Accounting* Standard 10/99 Organization's Expenses (approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation (as amended on 30.03.2001)).

5.13.2. Costs shall be accounted for and cost of sold energy shall be calculated by separate power plants, grids and the power system as a whole. Energy full cost shall be formed by summing the cost of generation and transmission by power plants, cost of transmission and distribution in electric grids and heat networks, cost of purchased electric energy and expenses for executive staff maintenance, including expenses for management of the single technological process and maintenance of separate subdivisions for energy sales.

The full cost of electric and heat energy usefully supplied to consumers shall be considered as the object of calculation of the cost of electric and heat energy.
1 kW h and 1 Gkal of electric and heat energy usefully supplied to consumers accordingly shall be considered as a calculation unit.

5.13.3. *Production* costs shall be accounted for and product actual cost shall be calculated applying traditional cost-accounting method using direct cost accounts (20, 23, 29) and indirect ones (25, 26). Indirect cost accounts shall be monthly closed to the debit of Account 20 (23) with further accounting of the full actual production cost of goods manufactured.

5.13.4. At the end of the month expenses accounted for in Account 25 General Production Costs shall be allocated in full to Account 20 Production Expenses and Account 23 Auxiliary Production as appropriate with their simultaneous allocation between calculation objects:
at power plants, in proportion to fuel equivalent consumption, costs of shops *participating in generation of* only one type of energy being allocated to this type of energy;
at calculation of the product cost of auxiliary production, in proportion to base wages of production workers.
General running costs (except for subscription fee for the use of networks of RAO UES of Russia) for maintenance of the Executive Office, including expenses for Energosbyt maintenance, shall be distributed between electric and heat energy in proportion to production costs of power plants and networks.
At the end of the month expenses accounted for by branches in Account 26 General Running Costs shall be allocated to Account 20 Production Expenses as well as to Account 23 Auxiliary Production and Account 29 Service Sector if they produce goods, perform works or render services for outside organizations or other branches with their simultaneous allocation between calculation objects:
at calculation of the cost of products of auxiliary production, in proportion to the shop cost of products, works and services. The amount of general running costs falling on products, works and services of auxiliary and service shops shall be determined on the basis of the portion of general running costs that are directly connected with their production;

the balance of general running costs shall be charged in full to the cost of products of primary production (expenses on maintenance of design, engineering, technical, preproduction departments, expenses for maintenance of production laboratories, cost of different tests, research and trials for primary production, expenses associated with rationalization and inventions for major product production; staff training and professional development for primary production; expenses associated with maintenance of watchman and fire-fighting service of primary production; expenses connected with land tax payment for primary production, unproductive expenses attributable to production and realization of major products and other similar expenses). General running costs shall be allocated between electric and heat energy in proportion to their shop cost;
general running costs for services of the service sector to primary, auxiliary and service production (branch internal consumption) shall not be allocated.

5.13.5. The cost of electric energy transmission (transit) over respective voltage range shall be determined by the product of actual electric energy transmission cost at respective voltage by electric grid enterprises and Energosbyt by the ratio of the volume of energy supplied under a transit contract at respective voltage to the total volume of respective voltage delivered from the grid (without net power flow to other organizations), taking into account electric energy supplied under the transit contract, in accordance with the actual balance of electric energy in grids VN, SN1, SN2, NN.

5.13.6. Finished products (Account 43) shall be accounted for at actual production cost.

5.13.7. Expenses associated with product sales and accounted for in Account 44 Sale Expenses shall be allocated in full to Account 90 Sales in the reporting period (Article 9 of RAS 10/99).

5.13.8. Expenses incurred in the reporting period but relating to following reporting periods shall be accounted for as deferred expenses (Account 97):
charge of leave allowances relating to the following month;
costs of subscription editions;
insurance payment charge;
other expenses and payments with further straight-line allocation in the period to which they relate.

5.13.9. Expenses for ordinary activities shall be grouped by cost items and cost elements (Article 8 of RAS 10/99).

5.13.10. Expenses of the Staff Training Sector of the Personnel Development Department of the Human Resources Directorate shall be accounted for in Account 26 General Running Costs separately, with their further transfer to branches through Account 79 Intra-Organizational Settlements to the amount of actual costs allocated in proportion to the scope of performed works and rendered services.

5.13.11. Expenses for equipping ablutions, medical premises, recreation and psychological relief rooms, creation of medical aid posts with first aid kits, etc. stipulated by the legislation in accordance with established norms shall be accounted for in Account 25 General Production Costs.

5.13.12. Expenses for preparation and conduction of civil defence measures shall be accounted for in Account 26 General Running Costs (Governmental Resolution No. 227 of 16.03.2000 On Compensation of Expenses for Preparation and Conduction of Civil Defence Measures).

5.13.13. Power plants shall account for costs of heat energy transfer separately from energy generation costs in separate subaccount 20.5 Costs of Heat Energy Transportation.
The calculation of energy transfer cost shall be made separately from production of electric and heat energy, as for a separate activity type.

5.13.14. Expenses on staff training and retraining shall include:
training cost;
transport to the place of training;
accommodation expenses;
per diem expenses in case of sending an employee with the purpose of professional development (training).

5.14. Accounting of transactions on purchase and sale of electric energy on the wholesale market.

5.14.1. In accordance with branch peculiarities, electric energy purchased in the regulated wholesale sector shall be included to the cost of electric energy and be recognized by debiting Account 20 Production Expenses and crediting Account 60 Settlements with Suppliers and Contractors.
5.14.2. In accounting transactions on purchase of electric energy in the free trade sector of the wholesale market shall be recognized by debiting Account 41 Commodities. Losses of electric energy occurring at its transmission over electric grids shall be recognized in Account 44 Sale Expenses. Electric energy sale shall be recognized by crediting Account 41 Commodities in correspondence with the debit of Account 90 Sales. Payment for services of organization of wholesale market trade system functioning shall be recognized in Account 44 Sale Expenses with further allocation to Account 90 Sales.
5.14.3. In accounting statements, in Form No. 2 Statement of Operations electric energy purchased in the free trade sector shall be allocated to the cost of main electric energy.
5.14.4. Proceeds for electric energy sold in the free trade sector shall be recognized in line 015 "Other goods, products, works, services of production nature of Form No. 2 Statement of Operations for the totality of all contracts.
The cost of energy sold from plants shall be calculated on the basis of the fuel factor of electric energy production at each power plant and be stated in Form No. 2 Statement of Operations in line 025.
General running costs shall not be allocated to expenses on electric energy purchased in the free trade sector.

5.15. Peculiarities of the Company's income and expense generation.

5.15.1. The following shall be recognized as income of the Company from ordinary activities:
proceeds from sales of electric and heat energy;
proceeds from premium to the rate for reactive power compensation (tangent "phi");
proceeds received for non-returned condensate;
proceeds from sales of makeup and chemically treated water;
proceeds from sales of other finished products of auxiliary production;
proceeds from performed works (rendered services) of production nature (including transit);
proceeds connected with paid loan (temporary possession and use) of the Company's assets under lease contracts.

5.15.2. Profit from ordinary activities shall be determined as the difference between proceeds from sales of products, goods, works and services at current prices and rates for electric and heat energy approved by the Regional Energy Commission exclusive of value added tax and its production (purchase) and sale costs.

5.15.3. The following types of fines and penalties, including ones for violation of contract terms, shall be considered as the Company's extraordinary income:
for exceeding electricity capacity limit;
for exceeding contracted electricity consumption;
for underutilization of contracted electricity consumption;
for unauthorized connection of electric installations;
for exceeding maximum hourly heat energy loads set by a contract;
for unauthorized water pumping;
for exceeding contracted heat energy consumption;
for underutilization of contracted heat energy consumption, and shall be recognized in Account 91 Other Income and Expenses at the moment of income recognition;
for transfer of incorrect metered values;
for breakage of seals.

5.15.4. Socially oriented expenses, such as pension supplements, material rewards, expenses on recreation activities, charity, maintenance of social facilities and other similar expenses shall be recognized as other extraordinary expenses and accounted for in Account 91 Other Income and Expenses.

5.15.5. Sum differences under settlements with debtors (buyers) occurred in the subject reporting year shall be allocated to increase in sales proceeds. Sum differences occurred after the completion of the reporting year shall be recognized as profit (loss) of past years revealed in the reporting period as a result of

elimination with counteragents and accounted for within other extraordinary income (expenses) in Account 91 Other Income and Expenses.

5.15.6. Interest under commercial credit granted by the Company to a buyer (customer) on deferred payment terms, including secured by a promissory note received from the buyer shall be recognized as other extraordinary income and accounted for in Account 91 Other Income and Expenses.

5.15.7. Energy supply for needs of power plants and grids shall be stated in accounting at the following estimate:
at supply for process and economic needs of primary and auxiliary production, at special rate, without accounting within sales;
at supply to own capital construction and non-production units, at set rates, with accounting within sales.
Electric and heat energy consumed for economic needs shall not be included to sales but shall be transferred under memos through Account 79 Intra-Organizational Settlements to branches without invoicing. According to the Standard Instruction for Electric Power Accounting at Its Generation, Transmission and Distribution RD 34.09.101-94 (approved by Glavgosenergonadzor of Russia on 02.09.1994), the category of economic needs of energy systems shall include consumption of electric energy by auxiliary and non-production units accounted on the balance of power plants and grid enterprises, required for primary production support but not connected directly with technological processes of heat and electric energy production at power plants as well as of transmission and distribution of electric energy (nomenclature of elements of energy consumption for economic needs of power plants and grids is determined by Letter No. B-6023 of 24.04.1980 of the Ministry of Energy of the USSR).
Electric energy consumption for economic needs of the energy system shall be included to useful supply accounted for as a separate line in statistical reporting form 46-es Useful Supply of Electric and Heat Energy and billed to branches at special rate.
Power consumption for heating, water supply and lighting of residential buildings, canteens (if such expenses are accounted for in Account 29 Service Sector), hostels, hotels, clubs, recreation centres, preventoriums, etc. shall not be included to economic needs of the energy system.
Consumers powered from needs of power plants and substations (subsubscribers) shall not be included to economic needs of the energy system.
Economic needs of the energy system shall not include energy consumed by synchronous compensator winding and used for glaze melting. The mentioned types of consumption shall be included to electric power losses in grids.
On the basis of reports of branches' production and technical departments, Energosbyt shall monthly adjust sales for economic needs and submit to the accounting department of the Executive Office information on electric and heat energy used by branches for economic needs according to the set form (Annex 2 hereto):
The Executive Office shall monthly transfer the consumption of electric and heat energy for economic needs under memos to branches. Amounts received by branches shall be accounted for in costs accounts (Debit 20, 23, 25, 26 Credit 79);
Heat energy (makeup water and non-return of condensate) shall be transferred by Energosbyt to branches under memos with invoice issued.
Effective annual and interim accounting statement do not envisage coordination of indicators with a branch statistical report prepared in accordance with form 46-ES. In branch statistical reports reference is made to explication of the reason of discrepancy in sales in comparison with accounting statements.

5.16. Peculiarities of accounting of internal transactions between branches.

5.16.1. Transactions involving transfer of assets to branches shall be accounted for in Account 79 Intra-Organizational Settlements, subaccount Settlements for Segregated Property and recognized in the Liabilities of the balance sheet in the inserted line 423 of Section IV Capital and Reserves.

5.16.2. Transfer of inventories inside the Company shall be accounted for using Account 79 Intercompany Settlements under Current Not involving realization accounts, receivables and payables accounts, without charging VAT and markups.
Transfer of inventories (material assets, goods) between branches shall be documented by Form M-15 Material Outside Release Note, the first copy of the note being passed to the recipient branch.

5.16.3. Branch Kuzbassenergosvyaz (KES) which activities are not core for primary activities of OJSC Kuzbassenergo shall generalize information on production costs in Account 23 Auxiliary Production.

5.17. Relations with subsidiaries and dependent companies.

5.17.1. Business transactions between the Company and subsidiaries shall be accounted for using respective settlement accounts with their separation in the individual subaccount, with VAT charge and obligatory monthly settlement reconciliation confirmed by bilateral reconciliation statements (Annex No. 2).

5.17.2. The Company shall present annual accounting statements in accordance with constituent documents to founders, participants or owners of its assets as well as territorial statistical authorities at the place of their registration. Accounting statements shall be presented to other executive bodies, banks and other users in accordance with the legislation of the Russian Federation.
Time and volume of accounting statements presented to the Executive Office shall be determined by the chief accountant of the Company.

5.18. Government aid accounting.

5.18.1. Information on received and used government aid granted in the form of subventions, subsidies, budgetary credits, etc. with division of funds for financing of capital and current expenses shall be formed in accordance with Article 4 of RAS 13/2000 Government Aid Accounting (Order No. 92n of 16 October 2000 issued by the Ministry of Finance of the Russian Federation).

5.18.2. Government aid received in the form of budgetary credits shall be recognized according to the procedure established for borrowings accounting (Article 17, clause 16 of RAS 13/2000).

5.18.3. Other forms of government aid, benefit of which cannot be soundly estimated (gratuitous consulting services, provision of guarantees, interest-free loans or low interest loans) or cannot be separated from normal economic activities (government purchases), shall be disclosed in accounting statements in the explanatory note in case of their materiality (articles 18 and 19 of RAS 13/2000).

5.19. Profit use.

5.19.1. Net profit use in the Company shall be approved by the general meeting of shareholders and be in compliance with the Law *On Share Companies* and accounting regulatory documents.

5.19.2. Tax and similar payments charged during the reporting year from profit shall be recognized in Account 99 Profit and Loss.

5.19.3. Reserve capital to the amount not exceeding 5% of the authorized capital shall be formed at the expense of undistributed profit, if sufficient, in accordance with the Articles of Association. Funds of the reserve capital shall be used for financing in accordance with a Regulation drawn up by the Company.

5.19.4. Dividends shall be charged and paid in accordance with year-end results under a specially developed Regulation according to the Articles of Association of the Company.

5.19.5. Operations with authorized capital, additional capital and reserve capital shall be accounted for in the Executive Office of the Company as the assets owner.

5.20. Accounting of loans, credits and their service costs.

5.20.1. Costs associated with fulfilment of obligations under obtained interest loans (except for government ones) and credits (including commodity and commercial credit), including attraction of borrowed funds by issue of promissory notes and issue and sale of bonds shall be accounted for in accordance with RAS 15/01 Accounting of Loans and Credits and Their Service Costs (approved by Order No. 60n of 02.08.2001 issued by the Ministry of Finance of the Russian Federation).

5.20.2. The Company's debt to the debtor shall be recognized in accounts to the amount of actually received funds or at the cost estimate of other items stipulated for by a contract at the moment of actual transfer of funds or other items.

5.20.3. Payables of the Company under obtained loans and credits shall be divided in accounting to short-term and long-term and to time and overdue payables.

5.20.4. Long-term indebtedness shall not be transferred to short-term one if, according to contract terms, 365 days are left till principal repayment.

5.20.5. Costs associated with obtaining and use of loans and credits shall include the following:
interest due to lenders and creditors;
interest or discount on notes and bonds due;
additional costs incurred in connection with obtaining of loans and credits, issue and placement of debentures (Article 19 of RAS 15/01);
exchange rate and sum differences relating to interest due on currency loans and credits.

5.20.6. Costs associated with obtaining and use of loans and credits shall be recognized as current expenses, exclusive of the portion to be included to the historical cost of fixed assets and intangible assets (articles 12, 23 through 31 of RAS 15/01) or to the actual cost of recognized inventories, other assets, works and services (Article 15 of RAS 15/01).

5.20.7. All current expenses, including additional ones associated with obtaining and use of loans and credits shall be recognized within operating expenses of the Company when incurred, irrespective of actual payment time (articles 14 and 20 of RAS 15/01).

5.20.8. Payables under obtained loans and credits, notes, bonds and other debentures due shall be stated at the end of the reporting period, taking into account interest due according to terms of the loan or credit agreement or note issue (articles 15 through 18 of RAS 15/01).
5.20.9. When a note is issued for obtaining a money loan (sale of own notes), the amount of interest or discount due to the note holder shall be included to operating expenses by debiting Account 91 Other Income and Expenses when charged.

5.20.10. Costs associated with loans and credits obtained for acquisition of non-current assets shall be decreased by the amount of income from temporary use of borrowed funds as long-term and short-term financial investments with substantiation of such decrease by respective calculation (Article 26 of RAS 15/01).

5.21. Information on events after the balance sheet date.

5.21.1. Annual accounting statements shall include information on all significant events after the balance sheet date that influenced or can influence the Company's financial conditions, cash flow or performance and that took place in the period between the reporting date and the date of accounting statements signing (Article 6 of RAS 7/98 Events after the Balance Sheet Date approved by Order No. 56n of 25 November 1998 issued by the Ministry of Finance of the Russian Federation).

5.21.2. Events stated in the annex to RAS 7/98 shall be considered as events after the balance sheet date.

5.21.3. Consequences of events after the balance sheet date shall be recognized by adjustment in synthetic and analytical accounting of data on respective assets, liabilities, capital, income and expense (Article 9 of RAS 7/98) or by disclosure of respective information in the explanatory note (Article 10 of RAS 7/98).

5.21.4. For money estimation of consequences of events after the balance sheet date the respective substantiated calculation shall be made. The calculation shall be made by a Directorate (department), to which competence relates the event.

5.21.5. Consequences of events after the balance sheet date shall be estimated in money terms on the basis of the respective calculation, with due attention to diligence requirement (Article 8 of RAS 7/98).

5.22. Information on contingencies.

5.22.1. Annual accounting statements shall include information on all significant contingencies, i.e. such facts, which consequences and probability of their occurrence in the future are indefinite, and at the same time consequences of the contingency influence significantly evaluation of the Company's financial condition, cash flow or performance at the reporting date by users of accounting statements (Article 7 of RAS 8/01 Contingencies, approved by Order No. 96n of 28.11.2001 issued by the Ministry of Finance of the Russian Federation)

5.22.2. Contingencies shall include:

court proceeding being outstanding as at the reporting date judgements in which can be passed only in following reporting periods (in which the Company acts as a plaintiff or defendant);
disputes with tax authorities concerning payment of taxes and other charges to the budget remaining unsettled as at the reporting date;
guarantees and other securities issued in favour of third parties before the reporting date, which performance periods have not expired;
promissory notes discounted prior to the reporting date and not matured till the date of accounting statements signing;
any acts of other entities performed before the reporting date, in consequence of which the Company should receive compensation, which amount is subject to court proceedings;
obligations on environmental protection;
other similar facts.

5.22.3. A contingency shall be recognized in accounts and statements depending on the probability of its consequences occurrence by stating these consequences in analytical and synthetic accounting (articles 9 through 13 of RAS 8/01) or by disclosure of respective information in the explanatory note (Article 14 of RAS 8/01). .

The organization creates provisions in connection with its obligations existing at the reporting date, which amount or time of performance are not definite, subject to conditions mentioned in Article 8 of RAS 8/01.

5.22.4. Consequences of a contingency (contingent loss, contingent profit, contingent liability, contingent asset) shall be estimated in money terms on the basis of the respective calculation, with due attention to diligence requirement (Article 21 of RAS 8/01). The calculation shall be made by a Directorate (department), to which competence relates the event.

5.23. Information on affiliated persons.

5.23.1. Information on transaction with affiliated persons shall be disclosed in the explanatory note to annual accounting statements when in accordance with Article 7 of RAS 11/2000 Information on Affiliated Persons (approved by Order No. 5n of 13 January 2000 issued by the Ministry of Finance of the Russian Federation):

the Company is controlled or significantly influenced by another organization or a natural person;

the Company controls or significantly influences another organization.

5.23.2. The transaction between the Company and an affiliated person shall be any transaction involving transfer of any assets or liabilities (Article 5 of RAS 11/2000).

5.23.3. Information on transactions between the Company and subsidiaries and between subsidiaries forming a group of interrelated companies shall not be disclosed in consolidated accounting statements (Article 9 of RAS 11/2000).

5.23.4. The list of affiliated persons, information on transactions with which is disclosed in accounting statements, shall be determined by the Company itself basing on relations between the Company and the affiliated person and observance of substance over form requirement.

5.24. Information by segments.

5.24.1. Information on operating and geographical segments shall be disclosed in the explanatory note to annual accounting statements. Information on operating segments shall be considered as primary segment information, information on geographical segments shall be considered as secondary information.

5.24.2. The following activities shall be considered as operating segments (Article 7 of RAS 12/2000 Information by Segments approved by Order No. 11n of 27 January 2000 issued by the Ministry of Finance of the Russian Federation):
electric and heat energy generation;
other activities if it turns out at preparation of accounting statements that less than 75 percent of the Company's earnings fall on electric and heat energy generation (Article 10 of RAS 12/2000).

5.24.3. The following information shall be disclosed with respect to operating segments (Article 21 of RAS 12/2000):
proceeds from sales;
financial result;
total book value;
total liabilities;
total capital investments in fixed assets and intangible assets;
total depreciation of fixed assets and intangible assets.

5.24.4. Geographical segments shall include near and far abroad states if foreign trade is carried out with these countries, and information on sales proceeds by geographic areas according to target market location shall be furnished provided that sales proceeds of the particular geographical segment are at least 10% of the Company's total sales proceeds (articles 9 and 22 of RAS 12/2000).

5.25. Information on discontinuing operation.

5.25.1. Information on discontinuing operation, including in consequence of the Company's reorganization (in case of split-off, separation) shall be disclosed in accounting statements in accordance with RAS 16/02 Information on Discontinuing Operation (approved by Order No. 66n of 02.07.2002 issued by the Ministry of Finance of the Russian Federation).

6. Tax policy.

6.1. General Provisions.

6.1.1. The Company shall assess and pay taxes and dues in accordance with the tax legislation of the Russian Federation, tax legislation of constituents of the Russian Federation and tax regulations of local authorities.

6.1.2. Formation of tax base, keeping of tax ledgers (forms), preparation of tax reports on taxes and dues assessed by the Executive Office centrally (income tax, value added tax, mineral extraction tax), shall be carried out by the accounting department of the Company on the basis of data (primary documents, tax and accounting ledgers, tax returns) provided by specialists of the Executive Office and separate subdivisions (branches and the representative office) of the Company.

6.1.3. Assessment and preparation of reports for individual income tax, uniform social tax, compulsory accident insurance contribution paid by the Executive Office shall be carried out by the wage accounting sector of the accounting department and as regards the portion paid by branches and the representative office, by branches and the representative office accordingly.

6.1.4. The Company's separate subdivisions shall independently calculate regional and local taxes and dues (property tax on fixed assets accounted for in the separate balance, water tax, land tax, land rental, transport tax, environment pollution fees) and submit tax reports to tax authorities at their location.

6.1.5. Tax base formation, tax reports preparation, ledgers keeping and payment of taxes and dues shall be in accordance with the Tax Code of the Russian Federation and the present Regulation. Tax ledgers with respect to particular tax base indicators shall be kept in electronic form and on paper.

6.1.6. Taxes and dues (except for land rental, state duty and taxes mentioned in clause 6.1.3 hereof) shall be paid centrally.
Branches shall pay by themselves individual income tax, uniform social tax, contributions to compulsory accident insurance, land rental and state duty within the set time.
Tax settlements shall be accounted for in accounts separately by each tax and due, by levels of budgets and extrabudgetary funds (federal, regional and local budget) and by types of liabilities (tax principal amount arrears, penalties and fines; tax restructured amount arrears, penalties and fines).
Inventory of tax liabilities and reconciliation of tax liabilities with tax authorities shall be made by branches, the representative office and the Executive Office independently at the place of taxpayer's duties discharge.

6.1.7. The Chief Accountant of the Company shall be responsible for correctness of assessment of taxes and dues in the Executive Office of the Company, taxes and dues assessed centrally as well as for inventory of tax liabilities associated with tax payment and reconciliation of liabilities with tax authorities.
Heads and chief accountants of separate subdivisions of the Company shall be responsible for correct assessment of taxes and dues paid by these subdivisions.

6.2. Income tax.

The Company shall apply the uniform organization system, methods and forms of tax accounting for assessment of income tax in accordance with Chapter 25 of the Tax Code of the Russian Federation and the present Accounting Policy.
Primary documents for tax accounting purposes shall be primary accounting documents issued in accordance with Article 9 of Federal Law No. 129-FZ of 21.11.96 *On Accounting* (as amended on 30.06.2003), that are transformed to tax ledgers. Forms of tax ledgers are provided in Annex No. 2 hereto.

6.2.1. Tax accounting of sales proceeds.

Proceeds from sale of goods (works, services) shall be recognized at the date of transfer of the title to goods, assets and proprietary rights to buyers, results of performed works to customers, at the date determined in accordance with terms of concluded contracts in case of paid service provision, i.e. on the accrual basis (clause 1 of Article 39, articles 249, 271, 272 of the Tax Code of the Russian Federation).
For taxation purposes proceeds from sales (except for securities, proceeds from sale of which shall be determined in accordance with the procedure set by articles 280, 281 and 282 of the Tax Code of the Russian Federation) shall be accounted for on the basis of accounting figures less tax amounts charged to buyers and sum differences.
Proceeds from sale of goods (works, services) shall be accounted for by types of activities.

Income from asset leasing out shall be considered as sales proceeds and stated in line 010 of the Statement of Operations. Expenses associated with lease of respective assets shall be considered as expenses connected with production and realization for purposes of tax accounting.
Income from asset leasing out shall be recognized in tax accounting at the amount due for the reporting (tax) period in accordance with terms of concluded contracts, observing the principle of proportional formation of income and expenses. The mentioned income shall be recognized in tax accounting at the date of their recognition in accounting but not later than the last day of the month to which they relate.
Expenses in the form of rentals (lease payments) for leased assets and other similar expenses shall be stated in tax accounting at the date of signing of service acceptance certificates and in case if the contract does not

provide for drawing up of the mentioned certificates, at the date of invoices issued, observing the principle of proportional formation of income and expenses.

6.2.2. Tax accounting of fixed assets.

Assets with the useful life of more than 12 months and the historical cost of more than 10,000 Rubles shall be considered as depreciable assets.
Depreciable assets shall also be capital investments in leased fixed assets in the form of inseparable improvements made by a lessee with the lessor's consent, which should be stipulated in the lease agreement (clause 1 of Article 256 of the Tax Code of the Russian Federation).
The historical cost of a fixed asset shall be the amount of expenses on its acquisition, construction, manufacturing, delivery and bringing it to the usable condition (Article 257 of the Tax Code of the Russian Federation).
For taxation purposes separate accounting of expenses associated with acquisition of fixed assets included to the historical cost of depreciable assets in accounting and tax accounting and the following expenses not included to the historical cost of depreciable assets according to taxation rules shall be provided:
interest on borrowings (to be included to extraordinary expenses) – temporary differences;
sum differences (to be included to extraordinary expenses) – temporary differences;
above-level expenses (loan interest, business trip expenses) – permanent differences.
Useful lives of fixed assets shall be determined by the organization itself at the date of new asset commissioning in accordance with the classification of fixed assets established by Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.
The useful life of acquired used fixed assets shall be determined without taking into consideration the time of use by the former owner but on the basis of safety requirements and other factors (Article 259 of the Tax Code of the Russian Federation).
The useful life of fixed assets being additionally commissioned after reconstruction, modernization or technical upgrading shall be increased in accordance with the Company's order documents within the time set for the depreciation group to which the fixed asset was included earlier (Article 258 of the Tax Code of the Russian Federation).
Depreciation of modernized fixed assets shall be charged on the basis of the depreciated cost of the fixed asset at the date of its conduction and the number of months remaining till the end of the fixed asset operation (with possibility of their increase under order documents).

Depreciation of all fixed assets shall be charged on a straight-line basis taking into account rates calculated on the basis of their useful lives, in accordance with Article 259 of the Tax Code of the Russian Federation and Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.
Capital investments in leased fixed assets mentioned in Article 256, clause 1, paragraph 1 of the Tax Code of the Russian Federation shall be depreciated as follows:
capital investments which cost is compensated to the lessee by the lessor shall be depreciated by the lessor according to the same procedure as additional commissioning after reconstruction, modernization or technical upgrading (if OAO Kuzbassenergo is the lessor), which shall be stipulated in the lease agreement;
capital investments made by the lessee with the lessor's consent and in accordance with terms of the lease agreement, which cost is not to be compensated by the lessor, shall be depreciated by the lessee during the validity of the lease agreement, taking into account depreciation amounts calculated on the basis of useful lives determined for leased fixed assets in accordance with the Classification of Fixed Assets approved by the Government of the Russian Federation (if OAO Kuzbassenergo is the lessee).
Special factor 3 shall be applied to the principal depreciation rate for fixed assets being the subject of financial lease contract (leasing agreement) concluded before 01.01.2002.

6.2.3. Tax accounting of intangible assets.

Useful lives of intangible assets shall be determined on the basis of terms of patents, certificates and other limitations of the time of intellectual property use in accordance with the legislation of the Russian Federation or applicable legislation of the foreign state as well as on the basis of useful lives of intangible assets stipulated by respective contracts.

Amortization of intangible assets shall be charged on a straight-line basis (... the Russian Federation).

Intangible assets shall not include research and development work that did not brought positive result as well as work that brought positive result but which cost was expensed earlier in accordance with Article 262 of the Tax Code of the Russian Federation (of the Tax Code of the Russian Federation). If an intangible asset was formed upon completion of such work, its cost for taxation purposes shall be formed as the amount of costs that have not been expensed.

6.2.4. Tax accounting of expenses associated with production and realization.

Expenses associated with production shall be divided into direct and indirect.
Direct expenses shall include:
tangible costs stipulated by Article 254, clause 1, subclauses 1 and 4 of the Tax Code of the Russian Federation;
salaries of personnel participating in the process of goods manufacturing, work performance, services provision and amounts of uniform social tax charged on the mentioned amounts of salaries expenses (except for insurance contributions calculated in accordance with Federal Law No. 167-FZ of 15.12.2001 *On Compulsory Pension Insurance in the Russian Federation*).
depreciation of fixed assets used at production of goods (works, services).

For determination of tangible costs at allocation of all types of inventories used at product manufacturing, work performance, service rendering average cost method shall be applied (clause 8 of Article 254 of the Tax Code of the Russian Federation). The mentioned expenses shall be considered incurred on the date of their allocation to production.
For taxation purposes tangible costs shall be accounted for on the basis of accounting figures, excluding sum differences.
Salaries expenses, excluding contributions under compulsory and voluntary insurance contracts concluded in favour of employees (clause 16 of Article 255 of the Tax Code of the Russian Federation) shall be accounted for on the basis of accounting figures for taxation purposes. Payments mentioned in Article 270 of the Tax Code of the Russian Federation shall not decrease taxable profit and shall be accounted for in accounting separately.

Expenses on voluntary staff insurance provided for in clause 16 of Article 255 of the Tax Code of the Russian Federation shall be accounted for to the amounts within norms calculated in the tax ledger as a part of indirect expenses in the period to which amounts of paid insurance contributions relate.

Provision for future expenses on leave allowances and annual long-service awards shall not be created.
For taxation purposes leave allowance expenses shall be recognized to the amount of actual costs in the reporting (tax) period when they were incurred and accounted for to the amounts recognized in accounting ledgers.

All expenses associated with production and realization that are not included to direct expenses shall be considered as indirect expenses.

The cost of services (works) of outside organizations shall be recognized in tax accounting of the current tax period in accordance with terms of concluded contracts or at the date of documents presentation (acceptance reports, invoices, bills) presented by the party rendering services (performing works), if terms of payment for performed works (rendered services) are not fixed in contracts.
If case when primary accounting documents in respect to works (services) performed (provided) in the previous reporting (tax) period are submitted by outside organizations, obligation on payment of which was incurred in the current reporting (tax) period in accordance with terms of concluded contracts, such expenses shall be recognized as current.
Adjusted income tax returns in accordance with Article 54 of the Tax Code of the Russian Federation shall not be submitted.

Provisions for future repair of fixed assets shall not be created (articles 260 and 234 of the Tax Code of the Russian Federation).

Expenses on repair of fixed assets shall be recognized for taxation purposes at actual costs in the reporting (tax) period when they were incurred and accounted for to the amounts recognized in accounting ledgers.
Research and development costs shall be costs relating to creation of new products (goods, works, services) or improvement of the existing technological process and being in compliance with definitions of civil and tax law and accounting regulations (articles 769-778 of the Civil Code of the Russian Federation, Article 262 of the Tax Code of the Russian Federation, Article 2 of Federal Law No. 127-FZ *On Science and State Scientific and Technical Policy*; RAS 17/02 Accounting of Expenses on Scientific and Research and Technological Work); they shall be recognized in tax accounting on a straight-line basis during two years from the 1st day of the month following the month when they were incurred, at rate 1/24 of this figure monthly. Research and development costs incurred prior to 01.01.2006 shall be recognized in tax accounting on a straight-line basis in accordance with previously approved time of their expensing (during three years) till their complete write off.

Should positive result be absent, research and development costs (under production and technical department's report) shall be included to other expenses in full, 1/36 monthly. Research and development costs that did not have positive effect and were incurred prior to 01.01.2006 shall be recognized in tax accounting within other expenses to the amount of 70%, 1/36 monthly) till their complete write off.

Expenses for training and retraining of the Company's employees shall include expenses in accordance with clauses 1.23 and 3 of Article 264 of the Tax Code of the Russian Federation.
The following shall not be considered as expenses for staff training and retraining:
payment for study in higher and specialised secondary educational establishments of employees for obtaining higher and specialised secondary education, including the second higher education. In tax accounting it shall be recognized as continuous tax liability (Dr99 Cr68)
cost of travel to the place of study; accommodation expenses; per diem expenses if an employee is sent to his business trip with the purpose of professional development (training). Such expenses shall be included to other expenses as "business trip expenses" (Article 264, clause 1, subclause 12 of the Tax Code of the Russian Federation).
Expenses on capital investments to the maximum amount 10% of fixed asset historical cost (except for fixed assets received gratuitously) and/or expenses incurred in cases of extension, additional equipping, modernization, technical upgrading, partial liquidation of fixed assets shall be included to other expenses (Article 264, clause 1, subclause 49 of the Tax Code of the Russian Federation).

At realization of purchased goods income from such transactions shall be decreased by the acquisition cost of such goods determined using a unit cost estimation method (Article 268 of the Tax Code of the Russian Federation).

At realization or other retirement of securities, both marketable and nonmarketable, retired securities shall be written off at unit cost (Article 280 of the Tax Code of the Russian Federation).

For formation of the Company's financial performance result for taxation purposes, separate accounting of the following income and expenses shall be maintained:
in the aggregate with respect to transactions, profit from which is taxable at the standard rate of 24 % in accordance with clause 1 of Article 284 of the Tax Code of the Russian Federation (from realization of own products, from realization of assets being not depreciable, etc.);
from realization of proprietary rights (including in operations of assignment of the right of claim) (Article 279 of the Tax Code of the Russian Federation);
from realization of nonmarketable securities (articles 280 and 329 of the Tax Code of the Russian Federation);
from realization of marketable securities (articles 280 and 329 of the Tax Code of the Russian Federation);
with respect to trade transactions (Article 320 of the Tax Code of the Russian Federation);
with respect to realization of fixed assets at the price below the depreciated cost (clause 3 of Article 268, Article 323 of the Tax Code of the Russian Federation);
with respect to activities associated with use of assets of the service sector, including housing and public utilities and social and cultural assets (Article 275.1 of the Tax Code of the Russian Federation);
income and expenses being subject to special tax regulations (chapters 26.1. through 26.4. of the Tax Code of the Russian Federation).

For taxation purposes indirect costs shall not be allocated by types of activities and shall be allocated in full to decrease of the income of the reporting (tax) period.
The amount of direct expenses shall be allocated to the balance of work in progress in proportion to the share of direct expenses in the products' target cost.
When income is received within several reporting (tax) periods and when connection between income and expenses cannot be determined clearly or is determined indirectly, expenses shall be determined taking into account the principle of straight-line recognition of income and expenses.

6.2.5. Tax accounting of extraordinary income and expenses.

Extraordinary expenses shall include reasonable costs incurred for carrying out activities not connected directly with production and/or realization (mentioned in Article 265 of the Tax Code of the Russian Federation).

For taxation purposes interest expenses under credit and other similar agreements shall be accounted for on the basis of accounting figures.
The amount of interests under debentures recognized as expense for taxation purposes shall be recognized within the refinance rate of the Central Bank of the Russian Federation multiplied by 1.1 (clause 1 of Article 269 of the Tax Code of the Russian Federation).

Exchange rate and sum differences calculated in accordance with accounting standards and stated in accounting ledgers shall be accounted for taxation purposes in accordance with provisions of Article 250, clause 1, subclauses 11 and 11.1. and Article 265, clause 1, subclauses 5, 5.1 and 6 of the Tax Code of the Russian Federation.
Translation of the value of assets and liabilities denominated in foreign currency or in conventional units to Rubles for taxation purposes shall be effected in accordance with accounting rules.
For taxation purposes income and expenses from foreign currency purchase and sale shall be accounted for on the basis of accounting figures.
For taxation purposes at the end of each reporting (tax) period provision for doubtful debts shall be established on the basis of inventory results (Article 266 of the Tax Code of the Russian Federation).
Amounts of bad debts that are not covered at the expense of the provision funds shall be included to extraordinary expenses.
Expenses for liquidation of decommissioned fixed assets shall include documented expenses formed in accordance with tax accounting rules and directly associated with dismantling and demolition (services of outside organizations for asset liquidation, workers' accrued wages and respective taxes in case of piece rate pay, cost of assets used for the asset liquidation, etc) as well as the amount of undercharged depreciation in accordance with tax accounting figures.
At liquidation of construction in progress items, expenses forming the cost of such items shall not be accepted for decrease of taxable profit (clause 5 of Article 270 of the Tax Code of the Russian Federation); they shall be accounted for as a part of permanent differences.
Tax accounting of securities shall be maintained in accordance with Article 280 of the Tax Code of the Russian Federation. Expenses associated with retirement of notes of third parties shall be formed taking into account the provisions of clause 6.3.13 (using the input VAT direct accounting method). General running costs shall be included to the expenses to the extent they are associated with organization of security (note) transactions and relate to the settlement department of the treasury.
Income and losses of past years revealed in the reporting period shall be included to extraordinary income and expenses if it is not possible to determine the period when mistakes (misstatements) in tax base assessment were admitted.
If the period of income (expense – loss) is known, tax liabilities shall be recalculated for the period when the mistake (misstatement) was admitted in accordance with articles 54 and 81 of the Tax Code of the Russian Federation.
Dates of recognition for taxation purposes of particular extraordinary income and expenses shall be determined in accordance with requirements of Article 272 of the Tax Code of the Russian Federation (Annex No. 2).

6.2.6. Procedure of income tax calculation.

Income tax shall be centrally calculated by the Company's Executive Office on the basis of returns of the set form and tax ledgers provided by branches monthly.
Advance payments shall be calculated monthly, taking into account actual realized profit. During the tax period advance payments shall be calculated on the basis of the tax rate and actual realized profit calculated on an accrual basis from the beginning of the tax period till the end of the respective month.
Reporting periods for income tax shall be one month, two months, three months and so forth till the end of the calendar year (tax period).
Payment of advances and tax amounts to be credited to revenues of budgets of constituents of the Russian Federation (Kemerovo Region) for separate subdivisions located in Kemerovo Region shall be made by the parent organization, the Company's Executive Office. Total profit share shall be determined as arithmetic mean of the specific gravity of average staff number and the specific gravity of average annual cost of the separate subdivision's depreciable assets in the Company's average staff number and average annual cost of depreciable assets accordingly (Article 288 of the Tax Code of the Russian Federation).

6.3. Value added tax (VAT).

6.3.1. The date of goods (works, services) realization (tax base determination moment) for VAT purposes shall be the earlier of the following dates:
the date of shipment (transfer) of goods (works, services), proprietary rights;
date of payment or partial payment of pending supplies of goods (performance of works, provision of services), transfer of proprietary right determined in accordance with the legislation (clause 1 of Article 167 of the Tax Code of the Russian Federation).

6.3.2. Payment of VAT on goods, works, services shipped before 1 January 2006 shall be made on receipt of payment from buyers and customers (payment of VAT on payment receipt is kept).
In case of non-performance by the buyer of the obligation connected with goods supply (performance of works, provision of services) till expiration of the limitation period according to the right of claim of counter obligation performance the date of payment of goods (works, services) shall be the earlier of the date of expiration of the mentioned limitation period or the date of receivables write off

6.3.3. The amount of input VAT being in Account 19 as at 01.01.2006 can be deducted only after actual payment of accounts payable.

6.3.4. Amounts of VAT for contract work shall be accepted for deduction when performed works are recognized, irrespective of payment fact (clause 6 of Article 171 of the Tax Code of the Russian Federation).
VAT amounts presented by contractors (developing customers) at capital construction that were not accepted for deduction till 1 January 2005 shall be deducted when respective capital construction items used for VAT-taxable operations are recognized or when capital construction in progress is realized (clause 1 of Article 3 of the Federal Law No. 119 of 22.07.2005).
Amounts of VAT presented from 1 January 2005 to 1 January 2006 by contractors (developing customers) at capital construction and not accepted for deduction shall be subject for deduction during 2006 by equal portions by tax periods. If completed capital construction item was recognized in 2006 or capital construction in progress item was realized in 2006, VAT amounts shall be deducted in full (clause 2 of Article 3 of the Federal Law No. 119 of 22.07.2005).

6.3.5. VAT on the cost of construction and erection work made by the organization itself shall be charged monthly on the basis of amounts of construction costs. This VAT shall be accepted for deduction provided that the constructed asset is intended for carrying out operations taxable by VAT and its cost will be included to expenses for profit taxation purposes (including through depreciation charges). Deductions of the tax amounts calculated by separate subdivisions at performance of construction and erection work for own needs shall be made after receipt of a notice on payment to the budget from the Executive Office.
Amounts of input VAT on goods (works, services) purchased for construction shall be accepted for deduction when such goods (works, services) are recognized in accounts, irrespective of payment.

6.3.6. Calculation and payment of VAT shall be made centrally by the Company's Executive Office on the basis of the statutory return, monthly and simultaneously with respective notices (advices) provided by the Executive Office, branches and the representative office.

6.3.7. When monetary assets are received as advance payments (partial payment) for pending supplies of goods (performance of works, provision of services) an invoice shall be issued, and in its line 5 requisites of all payments documents under which advances were received shall be listed. In case of multiple receipts of advances for pending supply within the month, a register of payment documents shall be formed. At receipt of payment, partial payment for pending supplies of goods (performance of works, provision of services), tax amount shall be calculated using the computation method in accordance with clause 4 of Article 164 of the Tax Code of the Russian Federation (18/118).

6.3.8. Deduction of tax amounts calculated by branches and the representative office under liabilities of tax agents shall be made after receipt of a notice on payment to budget from the Executive Office.

6.3.9. If mistakes of past reporting (tax) periods are revealed, adjusted returns shall be submitted to the Executive Office for each such period within three days from the date of mistake revelation.

6.3.10. Invoices, registers of received and issued invoices, purchase ledgers and sales ledgers prepared by separate subdivisions shall have continuous numbering in each subdivision. Registers of received and issued invoices and purchase and sales ledgers shall be kept in branches and representative offices.
For maintenance of the unified purchase and sales ledgers branches and the representative office shall submit to the Company's Executive Office total indicators of purchase and sales ledgers for each tax period.

6.3.11. Invoices shall be signed by the Company's head and chief accountant or other persons authorized by the organization's order (or other order document) or by a power of attorney on behalf of the Company, shall be signed by the head and chief accountant of the Company's branch (representative office) or other persons authorized by internal order documents of the Company's branches.

6.3.12. Procedure of separate accounting of settlements with suppliers for goods (works, services) by notes of third parties.

For carrying out both VAT taxable operations (realization of goods, works and services) and VAT non-taxable operations (realization of securities, notes issued by third parties) separate accounting shall be maintained in the Company using the direct method by separation of input VAT and general running costs relating to the settlement department of the treasury connected with securities (notes) realization activity.

Concrete amounts of general running costs liable to VAT of the settlement department of the treasury shall be accounted for in respective synthetical accounts in accordance with the approved working chart of accounts:
debit of Account 26 and credit of accounts 60, 76, etc.
as concerns input VAT
debit of Account 19 and credit of accounts 60, 76, etc.

At separate accounting:
Amounts of public utility services and VAT on them shall be allocated in proportion to the area of the room occupied by the settlement department of the treasury involved in note realization.
Expenses on current repair and office equipment service and respective VAT amounts shall be recognized when performed works and provided services are recognized in accounts in accordance with repair requests from the department.
Expenses on stationary, auxiliary materials and respective VAT amounts shall be determined when charged off from Account 10 at reversal of VAT amounts on recognized material assets (Dr.19 Cr.68) delivered to the settlement department of the treasury.
Post, telephone, telegraph and other services and respective VAT amounts shall be allocated directly in accordance with received invoices from suppliers with separation of the portion of expenses relating to the securities settlement department of the treasury.

Monthly total amounts in Account 19 (Input VAT on Untaxable Operations - Sale of Notes Issued by Third Parties) and Account 26 (General Running Costs for Untaxable Operations - Sale of Notes Issued by Third Parties shall be recognized in accounts as follows:
Debit of Account 91 Credit 19 and Debit 91 Credit 26

Expenses connected with disposal of notes issued by third parties shall be accounted for taxation purposes in accordance with the procedure stipulated by Article 280 of the Tax Code of the Russian Federation.

6.4. Other taxes and dues.

Property tax, land tax, water tax, other local taxes and dues and tax on income of foreign legal persons shall be calculated and paid in accordance with the existing tax legislation.

Calculation of property tax and preparation of respective tax reports shall be in accordance with Chapter 30 of the Tax Code of the Russian Federation.
The object of taxation shall be movable and immovable property accounted for on the balance as fixed assets in accordance with the established accounting procedure.
The tax base shall be determined as average annual cost of assets separately for each branch, the representative office and the Executive Office, taking into account property location.
If taxable property is actually located on territories of different constituents of the Russian Federation, the tax base with respect to such property shall be determined separately, and the tax in the respective constituent of the Russian Federation shall be calculated on the part of the tax base, proportional to the portion of the property's balance sheet value on the territory of the respective constituent of the Russian Federation.
For taxation purposes exempted property shall be accounted for separately in analytical accounts.
Charged property tax shall be recognized by crediting Account 68 Budget Settlements and debiting Account 91 Other Income and Expenses.
For the purpose of mineral extraction tax calculation the quantity of extracted mineral shall be determined by the direct method, i.e. application of statistical measure of the extracted mineral (according to number of trucks, use of weight and other measures) with adjustment, taking into account results of underground survey at the place of extraction and storage of extracted minerals and balances in stock.
Mineral estimated quantity shall be determined on the basis of respective measurements.
The cost of extracted minerals shall be estimated in accordance with clauses 1, 3 and 4 of Article 340 of the Tax Code of the Russian Federation on the basis of the estimated value of extracted minerals according to tax accounting figures.

Calculation of water tax and preparation of respective reports shall be made in accordance with Chapter 25.2 of the Tax Code of the Russian Federation.

Calculation of land tax and preparation of respective reports shall be in accordance with Chapter 31 of the Tax Code of the Russian Federation and regulatory legal acts of representative bodies of municipal formations. The tax base shall be the cadastre value of land plots recognized as the object of taxation in accordance with Article 389 of the Tax Code of the Russian Federation.
Land tax calculation shall be accounted for in costs accounts in the last month of the reporting period, quarterly. After the expiration of the tax (reporting) period land tax return shall be submitted at land location.
Tax amount calculated in accordance with the established procedure shall be recognized in the credit of Account 68 Budget Settlements and the debit of the account of costs of product manufacturing (works, services) and expenses being not connected with product manufacturing (Account 91 Other Income and Expenses).
Land tax charged on land plots under leased property shall be recognized by crediting Account 68 Budget Settlements and debiting Account 90 Sales.

The procedure of calculation and payment of transport tax shall be in accordance with Chapter 28 of the Tax Code of the Russian Federation and the Law (of the constituent of the Russian Federation) of Kemerovo Region No. 95-OZ of 28.11.2002 (as amended on 13.07.2005) *On Transport Tax*.
The amount of tax shall be calculated with respect to each vehicle as the product of the respective tax base and the tax rate.
Transport tax charge shall be recognized in costs accounts each quarter in the last month of the reporting period. A transport tax return shall be submitted to the tax authority at location of the vehicle registered in the State Traffic Safety Inspectorate.
The amount of tax calculated in accordance with the established procedure shall be recognized by crediting Account 68 Budget Settlements and debiting accounts of costs of product manufacturing (works, services)

and expenses being not connected with product manufacturing. Transport tax on leased vehicles shall be recognized by crediting Account 68 Budget Settlements and debiting Account 90 Sales.

Court costs, including state duty, shall be included to extraordinary expenses. Payment of state duty shall be recognized by debiting Account 68 Budget Settlements and crediting Account 51 Settlement Accounts.
Payment of state duty in connection with property purchase shall be included to the assets' historical cost and be recognized by debiting Account 08 Investments in Non-Current Assets and crediting Account 68 Budget Settlements.
Payment of state duty connected with day-to-day operations of the Company (for example, reregistration of constituent documents) shall be expensed and recognized by debiting accounts 20 and 25 and crediting Account 68 Budget Settlements.
If the Company participates in court proceedings, state duty shall be recognized by debiting Account 91 Other Income and Expenses and crediting Account 91 Other Income and Expenses. Refunding of the state duty shall be recognized by debiting Account 76 Settlements with Different Debtors and Creditors and crediting Account 91 Other Income and Expenses. Transfer of funds at refunding of the state duty shall be recognized by debiting Account 51 Settlement Accounts and crediting Account 76 Settlements with Different Debtors and Creditors, and in case tax authorities credit the refundable state duty toward other taxes, by debiting 68 Budget Settlements and crediting Account 76 Settlements with Different Debtors and Creditors.

Accounting of income tax calculations (RAS 18/02).

6.5.1. Differences between the tax on accounting profit (loss) recognized in accounting and the tax on taxable profit formed in tax accounting and stated in the income tax return shall be recognized in accounting and accounting statements in accordance with RAS 18/02 Accounting of Income Tax Calculations, approved by Order No. 114n of 19.11.2002 issued by the Ministry of Finance of the Russian Federation.
By character and time of occurrence and effect of differences between accounting and taxable profit permanent and temporary differences appear.

6.5.1.1. Permanent differences shall be income and expenses forming accounting profit of the reporting period but excluded from the calculation of the income tax base of the reporting period and following reporting periods (above-level expenses, income mentioned in Article 251 of the Tax Code of the Russian Federation and expenses stipulated in Article 270 of the Tax Code of the Russian Federation):
above-level per diem expenses and undocumented business trip expenses;
above-level, unjustified and undocumented representation expenses, expenses on voluntary employee insurance, relocation allowance expenditure, advertising expenses, loan interest;
charges for pollutant emission into the environment above the allowable level;
losses from shortage and stealage of tangible assets, if guilty persons are not identified and respective documents of competent authorities (the Internal Affairs Directorate) are absent;
cost of assets transferred gratuitously, including to municipalities;
payment of apartments purchased by employees at the Company's account;
payment of fares to go by municipal transport and for study in higher and specialised secondary educational establishments of employees for obtaining higher and specialised secondary education; payment for education and training of persons being not employed by the Company;
expenses on maintenance of social facilities at the expense of the Company's profit; loss from activities of service sector (non-production sphere);
recognized penalties and fines for violation of tax legislation;
expenses on voluntary insurance of assets that are not used for acquisition of income and not accounted as depreciable assets;
depreciation of fixed assets that are not accounted for in tax accounting and relate to housing and utility services items included to depreciable assets, accumulated depreciation according to tax accounting data shall be permanent tax asset (Dr 68 Cr 99);
the value of assets received gratuitously from the founder (Article 251, clause 1, subclause 11 of the Tax Code of the Russian Federation);
socially oriented expenses (sport, cultural and educational and charitable measures, lumpsum bonuses and material aid to employees, etc.);
income in the form of received (accrued) dividends from Russian organizations shall represent permanent tax asset of the Company (Dr 68 Cr 99);

other expenses that are not accounted for at income taxation as well as unjustified economically and undocumented.

Information on permanent differences shall be formed on the basis of primary accounting documents in accounting ledgers and be stated separately in analytical accounting in account 99, subaccount 99.02 Permanent Tax Differences in correspondence with Account 68.18.02.02.01 and accounted for in Section 1 of RNU No. RAS 18/02.
Permanent tax liability shall be understood as tax amount causing increase of income tax payments in the reporting period; permanent tax asset shall be understood as tax amount causing decrease of income tax payments.
Permanent difference shall be stated in line 195 Permanent Tax Liabilities (Assets) of the Statement of Operations.

6.5.1.2. In accordance with Article 8 of RAS 18/02, temporary differences shall be understood as income and expenses forming accounting profit (loss) in one reporting period and income tax base in another reporting period (other reporting periods).
Temporary differences shall be divided to deductible and taxable according to the date of occurrence and recognition in accounts. After recognition in accounts, reclassification of differences shall not be admitted, their allocation to the debit of Account 68 shall be made by reverse entries.
Depending on the character of their influence on taxable profit (loss), temporary differences shall be divided as follows:

deductible temporary differences shall be the source of formation of deferred tax asset that is to decrease the amount of income tax payable to budget in the period following the reporting period or in following reporting periods (expenses in accounting exceed expenses in tax accounting; income in accounting is less than that in tax accounting).
Deferred tax assets shall be recognized in accounting as non-current assets in Account 09 Deferred Tax Asset in correspondence with Account 68.18.02.02.02.;

taxable temporary differences shall be the source of formation of deferred tax liability that is to increase the amount of income tax payable to budget in the period following the reporting period or in following reporting periods (expenses in accounting are less than expenses in tax accounting, income in accounting exceeds income in tax accounting).
Deferred tax liabilities shall be recognized in accounting as long-term liabilities by crediting Account 77 Deferred Tax Liability in correspondence with the debit of Account 68.18.02.02.03.

Temporary differences shall be accounted in tax accounting ledgers and stated in sections 2 and 3 of summary ledger RNU No. 18/02; in accounting statements they shall be stated in lines 143 and 144 of the Statement of Operations accordingly.

6.5.2. To provide separate accounting of differences between accounting and tax accounting and control of their correct formation the following accounts shall be used:
09 Deferred Tax Asset;
77 Deferred Tax Liability;
68.18.02.01. Tax on Accounting Profit (Contingent Income);
68.18.02.02. Tax on Differences, including:
68.18.02.02.01. Tax on Permanent Differences;
68.18.02.02.02. Tax on Deductible Temporary Differences;
68.18.02.02.03. Tax on Taxable Temporary Differences.
Amounts of tax liabilities (assets) formed in branches shall be transferred to the Executive Office by memos.
The amount of accrued temporary differences shall be closed to Account 99 Profit and Loss only in case of their early termination with respect to the particular accounting entity (realization, liquidation or gratuitous transfer of fixed assets, etc.) as follows:
When closing the amount of accrued taxable difference Account 68.18.02.02.03 Tax on Taxable Temporary Differences shall be credited in correspondence with the debit of the following account:
77 Deferred Tax Liability–to the amount of accrued taxable difference;
99 Profit and Loss–to the amount of undercharged taxable difference.

When closing amounts of accrued deductible differences Account 99 Profit and Loss shall be debited and Account 09 Deferred Tax Asset shall be credited.

Accounting policy in accordance with the International Financial Reporting Standards.

General provisions.

Accounting policy of OAO Kuzbassenergo shall determine definitions, criteria of recognition and principles of estimate of assets, liabilities, income and expenses, methods of recognition of transactions, events and conditions used at preparation of financial statements as well as judgements developed by the management of OAO Kuzbassenergo influencing significantly amounts recognized in financial statements.
When developing the accounting policy in accordance with IFRS for Year 2006, OAO Kuzbassenergo was guided by all Standards, Interpretations and Principles being currently in force.
The accounting policy is formed on the basis of the assumption on consistent application of chosen accounting policy from one reporting period to another. Changes in accounting policy can be made only if its is required by any Standard or Interpretation or if such changes result in the situation that financial statements provide more reliable and accurate information on influence of transactions, events or conditions on the organization's financial condition, its financial results or cash flows.
Financial statements of OAO Kuzbassenergo in accordance with IFRS 1 Submission of Financial Statements shall include the following components:
- Balance Sheet;
- Statement of Operations;
- Statement of Changes in Equity;
- Cash Flow Statement;
notes including brief description of significant elements of the accounting policy and other explanatory notes.

Forms of components of financial statements developed in accordance with IFRS are provided in Annex No. 3 hereto.
7.2. Consolidation Principles.

Consolidated financial statements shall include financial statements of OAO Kuzbassenergo and its subsidiaries (the Group) for the period of actual control occurrence till the moment of its actual termination.

7.2.1. Subsidiaries.

It is supposed that control exists when OAO Kuzbassenergo:
directly or indirectly, through subsidiaries, holds more than 50% of voting shares of a subsidiary; or
directly or indirectly, through subsidiaries, holds less than 50% of voting shares of a subsidiary but has the right to:
determined financial and operating policy of the subsidiary in accordance with the articles of association or an agreement;
appoint or remove the majority of members of the Board of Directors or similar management body; or
participate with majority vote in meetings of the Board of Directors or similar management body.

Statements of subsidiaries, over which the Group has control, shall not be included to the Group's consolidated statements, if:
it is supposed that control will be temporary, as shares of the subsidiary are purchased and hold only with the purpose of sale in the near future; and
the subsidiary's activity is subject to long-term limitations that decrease significantly its possibilities of assets transfer to the parent company.

Financial investments in such subsidiaries shall be accounted for as financial investments available for sale.
Assets and liabilities of all subsidiaries shall be estimated at fair value at the date of acquisition. Minority interest shall be recognized in proportion to their share in the fair value of assets and liabilities of subsidiaries.

Financial statements of subsidiaries shall be prepared for the same reporting periods as statements of the parent company. When needed, financial statements of subsidiaries shall be adjusted to bring accounting policy principles applied by them to conformity with the Group's accounting policy principles.
At preparation of consolidated statements all settlement and transaction balances inside the Group as well as unrealized profit and losses occurring as a result of transactions inside the Group shall be excluded.

7.2.2. Dependent companies.

A dependent company shall be a company influenced significantly by the Group as a result of participation in the process of financial and managerial decision making but not controlled by it, in which the Company holds from 20% to 50% of voting shares.
Dependent companies shall be accounted for using the equity method from the moment of occurrence of significant influence on the company till its termination.
Activity results of dependent companies shall be accounted for using the equity method on the basis of their last financial statements. Losses of dependent companies shall be recognized in consolidated financial statements till the date when investments in such dependent companies are written off to zero. After that losses are accounted for only to the amount of liabilities of the Group on provision of financial support to such dependent companies.
The current balance-sheet value of investments in dependent companies shall represent the acquisition cost, including the unamortized portion of goodwill and the Group's share in undistributed profit received after acquisition as well as any other changes in provisions being a part of own capital of such companies. The current balance-sheet value of dependent companies shall be regularly revised and, in case of impairment, decreased in the period when such circumstances are revealed.
Unrealized profits and losses occurring in consequence of transactions with dependent companies shall be excluded in the ratio equal to the Group's share in the capital of dependent companies.

7.3. Methods of assessment of assets, liabilities and business transactions.

7.3.1. Measurement currency and presentation currency.

Russian Ruble was chosen as measurement currency and presentation currency in annual consolidated financial statements, which reflects the economic essence of underlying principles of the Group's activities and business transactions.

7.3.2. Foreign currency transactions.

Foreign currency transactions shall be transactions in the currency different from the currency of the Russian Federation. Monetary assets and liabilities of the Company denominated in foreign currency at the reporting date shall be translated to Rubles at the exchange rate being effective at this date.
Foreign currency transactions shall be recognized at the rate as of the date of transaction. Profit and loss occurring as a result of settlement under such operations and at translation of monetary assets and liabilities denominated in foreign currency shall be stated in the Statement of Operations.

7.3.3. Use of estimates and assumptions.
For preparation of these financial statements in accordance with IFRS requirements the management chose a number of estimates and assumptions in respect to assets and liabilities stated in these financial statements and to disclosure of information on contingent assets and liabilities. Actual results can be different from mentioned estimates, taking into account uncertainty incidental to estimates and assumptions.

7.3.4. Financial instruments.
Financial instruments carried on the Group's balance sheet include financial investments, loans issued, trade and other receivables, cash and cash equivalents, loans received, trade and other payables and derivative financial instruments.
Financial instruments shall be initially recognized at acquisition fair value plus, in case of financial asset or financial liability that are not estimated at fair value through profit or loss, transaction costs directly associated with purchase or issue of a financial instrument. The procedure of further estimate of financial instruments is considered below.

Financial assets and liabilities shall be set off against each other in the balance sheet, when the Group has legal right to set off and intends to settle the balance amount.
Financial instruments or a part of the financial instrument shall be written off in financial statements when the Group loses rights or discharges obligations associated with this financial instrument. At write off of a financial asset the difference between received or charged reimbursement and the current balance sheet value of the asset shall be recognized in the Statement of Operations. At write off of a financial liability, the difference between paid or charged reimbursement and the current balance sheet value of the liability shall be recognized in the Statement of Operations.

7.3.4.1. Financial investments.
Financial investments, except for investments in subsidiaries and dependent companies shall be initially accounted for at the value as at the date of transaction equal to the fair value of paid consideration plus, in case of financial investments that are not estimated at fair value through profit or loss, transaction expenses.
Financial investments shall be classified as follows:
- kept till redemption;
- estimated at fair value through profit or loss; and
available for sale.

Financial investments in debt securities with fixed repayment date, which the Group intends and has possibility to hold till the repayment date, excluding loans issued and receivables shall be classified as "kept till redemption". Securities kept till redemption shall be accounted for at depreciated cost using the effective interest method less provision for impairment. Depreciation of discount or premium at purchase of securities kept till redemption shall be recognized as a part of interest income during their maturity. Securities kept till redemption shall be recognized as a part of non-current assets, except for cases when redemption is expected within 12 months after the balance sheet date.

Financial investments in securities purchase for deriving of profit as a result of short-term price fluctuation shall be classified as "intended for sale". Securities intended for sale shall be recognized as a part of current assets.
Any other financial investments, excluding loans issued and receivables, shall be classified as "available for sale". Financial investments available for sale shall be recognized as current assets if the Group's management intends to sell them within 12 months after the balance sheet date.

Securities, available for sale and intended for sale shall be recognized at fair value, on the basis of market quotations at the date of statement preparation, not taking into account expenses that could be borne by the Group in the course of their realization or other retirement. Profits and losses associated with change of the fair value of financial investments shall be recognized in the Statement of Operations for the respective period, except for financial investments available for sale, with respect to which profits and losses are stated directly in capital. When the market price cannot be determined, fair value shall be determined on the basis of estimates of the Group's management.

7.3.4.2. Cash and cash equivalents.

Cash shall comprise cash in hand, cash on current bank accounts, bank deposits and other monetary instruments with the repayment period of no more than three months at purchase that are easily converted to a certain cash amount and are subject to insignificant risk of value change.

7.3.4.3. Accounts receivable.

Trade and other receivables shall be recognized to amounts presented to counteragents for payment less provision for doubtful debt created when needed.
The amount of provision for doubtful receivables shall be calculated basing on probability analysis of its repayment.
At initial recognition long-term accounts receivable shall be recognized at fair value by discounting all future cash flows at the interest rate available to the Group at initial recognition. The discounting amount shall be stated in the Statement of Operations as loss from initial recognition of accounts receivable at fair value. The discounted amount shall be depreciated over the whole period of restructuring and be recognized interest income in the Statement of Operations.

7.3.4.4. Accounts payable.

Trade and other accounts payable shall be recognized at nominal value.
At initial recognition long-term accounts payable shall be recognized at fair value by discounting all future cash flows at the interest rate available to the Group at initial recognition. The discounting amount shall be stated in the Statement of Operations as profit from initial recognition of accounts payable at fair value. The discounted amount shall be depreciated over the whole period of restructuring and be recognized interest expense in the Statement of Operations.

7.3.4.5. Loans issued.

Loans issued shall be accounted for at depreciated cost using the effective interest method.

7.3.4.6. Credits and loans received.

All credits and loans shall be initially recognized at acquisition fair value less transaction expenses incurred. After initial recognition all credits and loans shall be further recognized at depreciated cost using the effective interest method.
t initial recognition long-term credits and loans received or issued by the Group at rates below market ones shall be recognized at fair value by discounting all future flows at average market interest rate for financial instruments with similar terms.
Borrowings to be redeemed within one year after the balance sheet date shall be recognized as short-term liabilities.
Borrowings to be redeemed in more than one year after the balance sheet date shall be recognized as long-term liabilities. The portion of long-term payables to be redeemed within 12 months after the balance sheet date shall be recognized as short-term liabilities.
Interest under loans and credits shall be recognized in statements on accrual basis.
The portion of interest being outstanding at the reporting date shall be recognized in the balance sheet within other accounts payable.

7.3.5. Dividends.

Dividends shall be recognized as liabilities and deducted from capital at the reporting date only if they were declared (approved by shareholders) not later than at the reporting date. Information on dividends shall be disclosed in explanatory notes to financial statements if they were recommended prior to the reporting date or recommended or declared after the reporting date but prior to the date when financial statements were issued.
The amount of the Group's undistributed profit that can be allocated to distribution between shareholders in accordance with the Russian legislation shall be determined on the basis of financial statements of individual companies of the Group. These amounts can differ greatly from amounts calculated in accordance with IFRS.

7.3.6. Fixed assets.

Fixed assets shall be accounted for at actual cost. The actual cost of a purchased fixed asset shall include actual costs of purchase, construction and manufacturing, exclusive of value added tax and other refundable taxes.
General running or other similar costs shall not be included to actual costs of purchase, construction and manufacturing of fixed assets.
Change of the actual cost of fixed assets at which they were recognized shall be admitted in cases of extension, additional equipping, reconstruction and modernization, partial liquidation and revaluation of fixed assets. Costs of modernization and reconstruction of the fixed asset after their completion can increase the initial value of such asset, if modernization and reconstruction result in improvement of initial performance standards (useful life, capacity, quality of application, etc.) of the fixed asset.

Fixed assets shall be recognized in accounts at historical cost determined at the date of assets recognition and adjusted by inflation index (consumer price index), calculated for the period from the date of assets recognition in accounts till 31 December 2002.
Signs of fixed asset economical obsolescence shall be tested at each reporting date. If at least one such sign is revealed, the management shall estimate the recoverable value of fixed assets.
The following signs can indicate presence of economical obsolescence:
significant changes in technological process, economic, legal environment of the Group's functioning;
presence of the evidence of impairment or physical spoilage of a fixed asset or fixed asset group;
decrease in market prices of particular fixed assets and so on.

The recoverable value shall be determined as the higher of fair value less asset sale costs and its value in use (IFRS 36 Asset Impairment).
The fair value less sale costs shall be asset's cost in the sales contract in a transaction between well informed and willing to make such transaction parties less additional costs associated directly with retirement of such asset.
Asset's value in use shall be discounted value of expected (estimated) future cash flows that are expected from continued asset use and from its retirement at the end of its useful life.
The balance-sheet value of fixed assets shall be decreased to recoverable value, and the difference shall be recognized as expense (loss from economical obsolescence) in the Statement of Operations.
Costs of technical maintenance, current and capital repair shall be expensed when incurred. Capital repair expenses shall include all types of expenses that do not result in improvement of technical characteristics of fixed assets in excess of their original capabilities.
Profit and loss in consequence of retirement of fixed assets shall be recognized in the Statement of Operations when occurred.
Depreciation of fixed assets shall be charged on a straight-line basis over the estimated useful life of the individual asset.
For the purposes of depreciation the following useful lives shall be used:

Type of fixed assets	Useful lives (years)
Fixed assets used at generation of heat and electric energy	50
Fixed assets used for electric energy transmission	40
Fixed assets used for electric energy distribution	40
Fixed assets used at heat energy transfer	25
Other	15

State subsidies relating to acquisition of fixed assets shall be recognized in the balance sheet by their deduction for obtaining asset's balance sheet value. Subsidy shall be considered as income over the useful life of the depreciated asset by decrease of the amount of charged depreciation expensed in each period.

7.3.7. Intangible assets.

Intangible assets shall be initially estimated at cost. The cost of a purchased intangible asset shall include its purchase price, including import duties and non-refundable taxes on purchase after deduction of trade discounts and any direct costs on brining the asset in operative condition for intended use.
Computer software shall be accounted for as intangible assets.
After initial recognition the intangible asset shall be accounted for at cost less following accumulated depreciation and following accumulated losses from impairment.
For systematical allocation of asset's depreciated amount over its useful life a straight-line basis shall be used. Depreciation shall be recognized as current expense. The useful life of software shall be 5 years.

7.3.8. Inventories.

Inventories shall be stated at the lower of cost and possible realizable value.
The cost shall include the value of main materials, customs duties, transport costs, cost of load handling, direct labour costs and the respective share of indirect production overheads. Attribution to cost shall be calculated using the weighted average cost method.
The price of possible realization shall be a supposed selling price less all expenses on completion and on goods promotion and distribution.

The Group evaluates from time to time its inventories to reveal obsolete and non-liquid goods and, if needed, creates the respective provision.

7.3.9. Income tax.

Income tax charged for the year shall include current and deferred tax amounts.

Current income taxes shall be calculated in accordance with the legislation of the Russian Federation. Their calculation shall be based on annual financial results, taking into account items that do not increase or decrease the taxable base. The current tax due shall be calculated on the basis of year's taxable profit and rates effective in the reporting period and adjusted for tax amounts due for previous years.

Deferred tax shall be calculated using the balance method and charged on temporary differences between the tax base of assets and liabilities and their current value recognized in financial statements. As a rule, deferred tax liabilities shall be recognized with respect to all temporary differences increasing taxable profit, while deferred tax claims shall be recognized to the extent of probability to obtain taxable profit sufficient to cover non-accepted tax claims and unused tax credits. Deferred tax assets and liabilities shall be accepted for setoff when they relate to income taxes collected by the same tax authority, and the Group intends to setoff its current tax assets and liabilities.

Deferred income tax shall be calculated at tax rate supposed to be applied in the following reporting period. They shall be recognized in the Statement of Operations, except for cases when they are associated directly with items recognized as own capital. In this last case deferred taxes shall be recognized within own capital.

7.3.10. Minority interest.

Minority interest shall represent the proportional share of minority shareholders in the capital of OAO Kuzbassenergo subsidiaries. It shall be calculated on the basis of the share of minority shareholders in Kuzbassenergo subsidiaries. Branches must keep originals of primary accounting documents within 5 years from the date of the order on debt write off

7.3.11. Discontinuing operation.

The Group shall disclose information on discontinuing operation in statements, starting from the event being in compliance with definition of an initial disclosure event. Information on discontinuing operation shall be disclosed in notes to financial statements.

Starting from financial statements for the period when the initial disclosure event occurred, the Group shall include to its financial statements the following information relating to discontinuing operation:

description of discontinuing operation;

if it constitutes an economic segment in accordance with presented statements;

date and character of the initial disclosure event;

date and period when discontinuance is expected if they are known or determined;

balance sheet values of total assets and total liabilities, which retirement is expected, at the reporting date;

amounts of proceeds, expenses, profit or losses from primary activities before taxes relating to discontinuing operation during the current period of financial statements and income tax; and

amounts of net cash flows relating to primary, investment and financial activities within discontinuing operation during the current period of financial statements.

If the initial disclosure event takes place after expiration of the period of the Group's financial statements but before approval of the financial statements for that period, and these financial statements shall disclose above-mentioned information for the period covered by these financial statements.

Information in financial statements shall be disclosed during all periods till (and including) the period when discontinuing operations were terminated. Discontinuing operations shall be considered as terminated when a plant is essentially fulfilled or refused.

Any information on discontinuing operation shall be disclosed separately for each discontinuing operation. Comparative information for previous periods presented in financial statements prepared after the initial disclosure event shall be recalculated for separate presentation of assets, liabilities, income, expenses and cash flows relating to continuing and discontinuing operation in a similar manner as described above.

7.3.12. Related Parties.

The Group shall disclose in financial statements information on the character of relations between related parties and information on types of transactions with related parties as well as constituent elements of these transactions. Constituent elements of transactions shall include the following:
indicator of transaction volume, as amount or respective share;
amount or respective share of items to be settled;
pricing policy.
Items of similar nature shall be disclosed in the Group's financial statements as total values.
In case of control, information on relations between related parties is disclosed irrespective of the fact whether transactions were carried out or not.

7.3.13. Works contracts.

Profit under works contracts shall be recognized when it can be estimated reliably. The Group uses completion percentage to determine the amount to be recognized in the reporting period. Losses shall be recognized when probability of their occurrence appears. The total amount of expected loss, including loss relating to non-performed scope under the contract shall be accounted for in the period when this loss was detected.
While determining the amount of costs for the reporting period, any contract costs relating to future periods shall be stated as work in progress under contracts.

7.3.14 Cash Flow Statement.

The Group shall present information on cash flow from operating activities using the indirect method, in which net profit or loss is adjusted taking into account results of non-monetary transaction, any deferred or charged past or future cash inflows or payments under primary activities and income or expense items associated with cash inflow or outflow under investment and financial activities.
Net cash flow from operating activities shall be determined by adjusting net profit or loss, taking into account the following:
changes in inventories and operating receivables and payables over the period;
non-cash items, such as depreciation, estimated liabilities, deferred taxes, unrealized profits or losses in foreign currency transactions, undistributed profits of associated company and minority interest; and
all other items resulting in cash flow from investment or financial activities.

7.3.15. Employee remuneration.

Employee salaries relating to labour activity of the current period shall be recognized as expenses of this reporting period.
The Group shall make all required deductions in accordance with established norms to the Pension Fund of the Russian Federation for its employees.
The Group does not have any significant separate pension schemes. All additional benefits to employees after retirement shall be included to salary expenses but this information shall not be disclosed in statements due to inessentiality of the benefits.

7.3.16. Provisions.

Provisions shall be recognized if the Group has legal or constructive obligation at present occurred from past events and it is probable that retirement of resources imbedding economic benefits will be required for redemption of this obligation, and the amount of obligation can be assessed reliably.

7.3.17. Income recognition.

Income shall be recognized when all significant risks and benefits connected with the title are transferred to the buyer, high probability to obtain economic benefits from the carried out transaction exists and the amount of income can be determined with sufficient level of confidence.

Income shall be recognized upon supply of electric and heat energy and upon sale of goods and services not relating to energetics occurred prior to the end of the period.

Sales proceeds shall be stated in statements exclusive of value added tax.

Proceeds shall be based on heat and electric energy rates approved by the Regional Energy Commission.

7.3.18. Earnings per share.

Earnings per share shall be determined by division of net profit falling on holders of the Group's ordinary shares by weighted average number ordinary shares being in circulation during the reporting year.

7.3.19. Segment Statements Submission.

Reporting segments shall be determined basing on the Group's operating activities. The Group shall include three primary production segments:
Segment "Generation and transmission of electric energy" is represented by power plants and some heat power plants that participate in electricity production and well as electric grids and Energosbyt transmitting and distributing electric energy from power plants to consumers;
Segment "Production and transfer of heat energy" is represented by thermal plants and some power plants generating heat energy as well as the Heat Network Directorate and Energosbyt delivering heat energy to consumers;
Segment "Other" includes a number of insignificant segments, including repair and auxiliary units, social facilities.

Information by production segments shall be formed for the year ending on 31 December 2006 and for the year ending on 31 December 2005 in the format according to Annex No. 3 hereto.

7.3.20. Seasonal nature of activities.

Heat energy demand is influenced by time and weather conditions. The most part of income from heat energy sales fall on the period from October to April. Seasonal nature of heat energy production influences accordingly fuel consumption.
Besides, in the period of production decline from May to September expenses on repair and technical service increase. Seasonal nature of activities does not influence the order of recognition by the Group of income or expenses.

7.3.21. Events after the balance sheet date.

The Group shall disclose events occurred after the balance sheet date if such events confirm conditions existed at the reporting date. The Group does not reflect consequences of events after the balance sheet date if such events give evidence of conditions occurred after the balance sheet date. If such events are significant, the Group shall disclose the following information on each significant category of such events after the balance sheet date:
event character and
estimate of its financial consequences or statement.

Explanatory note preparation.

Preparation of an explanatory note to accounting statements as its integral part (Article 5 of RAS 4/99 Organization's Accounting Statements, approved by Order No. 43n of 6 July 1999 issued by the Ministry of Finance of the Russian Federation) shall be made by the finance directorate, capital accounting directorate, law directorate, accounting department of the Company's Executive Office on the basis of calculations, information and explanations of branches, the representative office, subsidiaries and dependent companies.

The explanatory note shall disclose all cases of deviation from rules of accounting statements formation established by accounting regulations being in force in the Russian Federation as concerns material deviations from established accounting rules and estimate of the balance sheet items with substantiation of reasons that caused such deviations and revelation of the result caused by such deviations to understanding of the Company's financial condition, recognition of financial results of its activity and changes in its financial condition (Article 25 RAS 4/99).

The explanatory note shall disclose information under the following sections:
accounting policy (with full disclosure of all components influencing significantly evaluation and decision making by interested users of accounting statements) (Article 11 of RAS 1/98);
notes to the Balance Sheet and the Statement of Operations (Article 27 of RAS 4/99, clauses 133 through 143 of the Guidelines for the Process of Accounting Reporting Figures Formation approved by the Order No. 60n of 28 June 2000 issued by the Ministry of Finance of the Russian Federation);
events after the balance sheet date (Article 10 of RAS 7/98);
contingencies (Article 21 of RAS 8/01);
transactions with affiliated persons (section II of RAS 11/2000);
segment information (Section IV of RAS 12/2000);
information on earnings per share (Section IV of the Guidelines for Disclosure of Information on Earnings per Share approved by Order No. 29n of 21 March 2000 issued by the Ministry of Finance of the Russian Federation);
government aid received (Article 22 of RAS 13/2000);
loans and credits obtained (Article 33 of RAS 15/01);
Information on discontinuing operation (Article 11 of RAS 16/02);
information on R&D expenses (Article 16 of RAS 17/02);
information on financial investments (Article 42 of RAS 19/02);
information on income tax payments (Article 25 of RAS 18/02);
information on consolidated accounting statements (taking into accounts statements of subsidiaries and dependent companies).

9. Organizational aspects of accounting policy.

Accounting and tax accounting of production and economic activities shall be maintained in accordance with the uniform policy of corporate management improvement and software unification provision with annually refined automatization work plan with receipt of documents on magnetic media using computers and monthly printing of the general ledger and accounting legers. Branches must keep originals of primary accounting documents within 5 years from the date of the order on debt write off

Inventory of assets and liabilities shall be taken in accordance with the Regulation on Accounting and Accounting Statements in the Russian Federation and the Guidelines for its conduction (Order No. 49 of 13.06.95 issued by the Ministry of Finance of the Russian Federation).
Number of inventory takings in the reporting year, their dates, the list of assets and liabilities shall be set by individual orders of the general director of the Company, directors of branches and the representative office taking into account conditions of production organization or as needed in cases when inventory taking is compulsory.
Inventory of fixed assets shall be taken at least once per three years, inventory of library stock, once per five years. In some particular cases inventory shall be taken annually.

Reorganization (merger, split-off, separation of branches to subsidiaries) shall be timed at the end of the reporting period (year or quarter) with obligatory drawing up of a transfer deed and separation balance sheet.

Originals of primary accounting documents on economic transactions created in branches and the representative office shall be accounted for and kept at places of their creation.

In accordance with Article 17 of the Law *On Accounting* primary accounting documents, accounting ledgers and accounting statements shall be kept in accordance with standard retention periods but at least for five years. Working chart of accounts and other documents of accounting policy shall be kept at lease for five years after the year when they were used for preparation of accounting statements for the last time.
Primary documents, journals, accounting statements and balance sheets shall be compulsory transferred to archive. Retention periods shall be calculated from 1 January of the year following the year when the document was issued (in accordance with the List of Standard Managerial Documents Formed in Organization Activities with Retention Periods approved by Rosarkhiv on 06.10.2000 (as amended on

27.10.2003)). Document collection or a document relating to the same issue or activity field shall be grouped to files. Files shall be considered as opened from the moment of inclusion of the first executed document thereto. Documents shall be included to the file only in one copy. Drafts and reproduced copies shall not be added to the file. Documents of permanent and temporary keeping shall be grouped to separate files. In exceptional cases documents with different retention periods but connected with the same case shall be placed to the same file but after decision making and case completion documents shall be regrouped.
Files of documents shall be formed for one calendar year. Passing files shall be exception to that rule. Documents shall be placed to the file together with all annexes and additional materials appearing in the course of the case solution. Plan and reporting documents (plans, claims, cost estimates, reports and calculations thereto) shall be placed to files of the year to which it relates according to its content, irrespective of the time of its preparation or the date of receipt.
Organization of accounting documents to files shall be made in accordance with the nomenclature of files, systematized list of cases taking place in the organization with their retention periods in accordance with Fundamental Rules of Organization Archive Work (approved by the Resolution of Rosarkhiv Collegium of 06.02.2002).
If file formation is prolonged for the next year, the file shall be transferred to the nomenclature of files under the same number.
At the end of the calendar year summary record on categories and number of files is made, mentioning total number of files, as well as of files of permanent keeping, temporary keeping over 10 years, temporary keeping of less than 10 years and the number of passing files.
The nomenclature of files shall be signed by a person responsible for records management, initialled by the chief accountant and agreed with the organization's clerical office and archive.

Procedure of making amendments to the Company's accounting policy:

10.1. The Company's accounting policy may be amended only in the following cases:

change of the legislation of the Russian Federation or accounting regulations;
development by the Company of new methods of accounting maintenance assuming more accurate presentation of economic activity facts in accounting and accounting statements or less labour-intensive accounting process without reduction of accounting process reliability (change of the structure of the working account chart at putting into operation new software, development of the accounting methodology for certain economic processes that are not regulated by normative acts, etc.);
significant change of operational conditions (reorganization, change of ownership, change of types of activities, force majeure, change of internal structure (without reorganization), etc.).

10.2. Amendments to the accounting policy shall be given effect from 1 January of the year following the year of its approval by the respective Company's order, except for cases when a normative document issued during the year is recommended to be given effect in statements of the current year.

Appendix No. 16. Regulation on Accounting Policy for Purposes of Accounting and Tax Accounting of OAO Kuzbassenergo for Year 2007.

General Provisions.

1.1. The present Regulation was developed in accordance with requirements of accounting, tax and civil legislation and shall be applied to OAO Kuzbassenergo, its branches and representative office.

1.2. Accounting and tax accounting in the Company's Executive Office, branches and the representative office shall be maintained by accounting departments headed by chief accountants.

1.3. Branches and the representative office shall submit to the Company's Executive Office statements being uncompleted for further consolidation and processing, calculation of some taxes and submission to parent bodies and tax authorities.

1.4. Subsidiaries and dependent companies shall maintain accounting, prepare balance sheets and other accounting statements and pay taxes and dues independently in accordance with the legislation.

Organizational aspects of accounting policy.

2. Accounting policy formation procedure.

2.1. Accounting policy of the Company shall be formed on the basis of the following assumptions applied to accounting keeping and statements preparation (Article 6 of RAS 1/98):
property separateness;
going concern;
accounting continuity;
time certainty of business transactions.

3. Accounting Methods.

3.1. Accounting methods chosen by the Company at formation of the accounting policy shall be applied by the Company's Executive Office, all branches and the representative office, irrespective of their location.

4. Procedure of accounting organization and maintenance.

The head and chief accountant of the Company as well as heads and chief accountants of branches and the representative office shall provide the following:

4.1. The following requirements of the accounting policy in accounting procedures and at preparation and submission of accounting statements are observed: completeness, timeliness, diligence, substance over form, consistency and rationality (Article 7 of RAS 1/98).

4.2. Property, liabilities and business transactions are accounted for in interrelated accounts included to the approved Unified Working Chart of Accounts of the Company (Annex No. 1 hereto), developed on the basis of the Organization's Chart of Accounts of Financial and Business Activity approved by Order No. 94n of 31 October 2000 issued by the Ministry of Finance of the Russian Federation (as amended by Order No. *115n of 18.09.2006* issued by the Ministry of Finance of the Russian Federation) and taking into account the functionality of software used by the Company.
The Company's ledgers shall be prepared in the format provided for by the accounting software of the Company.

4.3. Assets (except for fixed assets), liabilities and business transactions are accounted for in Rubles and kopecks, without roundoff. Fixed assets are accounted for in Rubles. Sum differences from such roundoff are charged to Account 91 Other Income and Expenses.

4.4. Business transactions are documented and recorded in ledgers strictly by times, without any omissions and waivers, in accordance with the Regulation on Documents and Work Flow in Accounting (Order No. 105 of 29.07.83 issued by the Ministry of Finance of the USSR) on the basis of accounting work flow schedules.
Output forms of ledgers (gross book, ledgers, balance lists, etc.) and primary documents created using computers shall be monthly printed on paper and signed by a responsible person and a chief accountant or a person acting as the chief accountant. Inventory accounting cards of fixed assets shall be printed at recognition of new fixed assets in accounts and at the moment of changes in any indicators and be attached to cards printed previously. The chief accountant shall be responsible for safety of information both on paper and machine-readable media.

4.5. Primary accounting documents are entered into accounting records if made according to the form contained in albums of unified forms of primary accounting documents. Documents which form is not specified in such albums shall contain the following compulsory details:
document title;
document date;
name of the organization that issued the document;
business transaction content;
measures of the business transaction in natural and money units;
names of officials responsible for the business transaction carrying out and correctness of its documentation;
personal signatures of the mentioned persons and their clarification.
Recommended forms of documents developed by the Company and modified unified document forms applied in work are provided in Annex No. 2.
Registered high-security forms shall be accounted for in balance-sheet account 50 Cash on Hand, subaccount Monetary Instruments and in Off-Balance Account 006 Registered High-Security Forms (at actual purchase costs). Analytical accounting in Account 006 Registered High-Security Forms shall be made by each type of registered high-security forms and places of their keeping. Registered high-security forms shall include the following types:
forms of own promissory notes,
labour book forms,
inserts to labour book forms

4.6. Rules of work flow in the Company for accounting purposes and statements preparation shall be regulated by the work flow schedule approved in the Executive Office, branches and representative office. Time and volume of submission of primary and other accounting documents to the Company's accounting department shall be set in the work flow schedule.

4.7. The Company shall present annual accounting statements in accordance with constituent documents to founders, participants or owners of its assets as well as territorial statistical authorities at the place of their registration. Accounting statements shall be presented to other executive bodies, banks and other users in accordance with the legislation of the Russian Federation.
In accordance with clause 6 of Article 13 of Law No. 129-FZ, accounting statements shall be represented to their users on paper and/or in electronic form.
Time and volume of submission of accounting statements to the Executive Office by branches and the representative office shall be determined by the Company's chief accountant.

4.8. Annual accounting statements of the Company are considered and approved by the general meeting of shareholders and submitted within time and to addresses set by Article 15 of the Federal Law No. 129-FZ of 21.11.1996 *On Accounting* (as amended on 03.11.2006).

4.9. Heads of the Company shall have the right to sign primary accounting documents in accordance with the Company's order documents. Heads of branches, the representative office and directorates of the Executive Office shall have the authority to sign primary accounting documents under letters of attorney issued by the Company or in accordance with the Company's order documents and have the authority to sign other internal documents of the Company if it is required for discharge of their duties.

4.10. Documents for business transactions with cash (on bank accounts and cash desk) shall be signed by the general director and the chief accountant and can be signed by their deputies for respective spheres and persons authorized by them (in branches, by directors and chief accountant and persons authorized by them in accordance with order documents).

4.11. The content of accounting and tax ledgers and internal accounting statements shall be confidential. Persons having access to information contained in accounting ledgers and internal accounting statements are obliged to keep it confidential. They bear responsibility for its disclosure in accordance with the legislation of the Russian Federation.

4.12. In accordance with federal law on accounting and accounting statements in the Russian Federation, chief accountants of branches and the representative office shall maintain control over transaction record, submission of current information, preparation of accounting statements within the established time, analysis (together with other departments) of financial and economic activities, be directly subordinated to the director and, as regards accounting organization, preparation of statements and tax assessment, order and methodology of control maintenance, shall be subordinated to the Company's chief accountant.

4,13. Responsibility for organization and maintenance of accounting and tax accounting and for compliance of the recording of carried out financial and business transactions with the existing legislation in branches and the representative office is imposed on directors and chief accountants of branches and the representative office (Article 6 of the Law *On Accounting* No. 129 - FZ).

5. Accounting policy for accounting purposes.

5.1. Fixed Assets Accounting.

5.1.1. Fixed assets shall be a part of the Company's assets meeting the criteria of Article 4 of RAS 6/01 Fixed Assets Accounting (Order No. 26n of 30 March 2001 issued by the Ministry of Finance of the Russian Federation (as amended on 27.11.2006), guidelines for accounting of fixed assets (Order No. 91n of 13.10.2003 issued by the Ministry of Finance of the Russian Federation), including:
buildings;
structures;
working and power machines and equipment;
measuring and control instruments and devices;
computers;
vehicles;
tools;
manufacturing and business inventories and fixtures;
working, productive and pedigree livestock;
perennial plants;
internal roads;
other fixed assets;
capital investments in reclamation;
capital investments in leased fixed assets;
land, natural resources (owned by the organization).

Special long use technical editions (SNIP standards, collections, reference books, etc.) shall be accounted for as fixed assets of the value of more than 10 thousand Rubles. Purchased books with the service life of less than one year and of the value of less than 10 thousand Rubles (irrespective of the service life) and temporarily stored books containing reference information shall not be included to fixed assets and be expensed as other expenses when allocated to operation. Temporarily stored books and books of the value of less than 10 thousand Rubles (that are not subject to registration in the inventory book) shall be written off with permission of branch's director under a charge off statement.

5.1.2. An asset shall be accounted for as a fixed asset in Account 01 Fixed Assets at the date when primary accounting acceptance documents were issued (certificate OS-1, OS-1a).
Fixed assets, title to which shall be subject to state registration, shall be accounted for in Account 01 at the date of putting into operation subject to the following conditions:

- assets are actually operated;
- accounting documents on asset acceptance are issued (including acceptance report in case if the asset is purchased under a sales contract),
- documents for state registration of the title to the asset are submitted.

5.1.3. Fixed assets purchased for further sale shall be accounted for in Account 41 Goods.

5.1.4. Composition and grouping of fixed assets shall be determined in accordance with the All-Russia Classifier of Fixed Assets OK-013-94 (approved by Resolution No. 359 of 26.12.94, as amended on 14.04.1998, issued by the State Committee of the Russian Federation for Standards, Metrology and Certification).
The recording of the acceptance of fixed assets as a part of the Company's assets shall be imposed on acceptance commissions. Commissions shall be established in accordance with orders:
in the Executive Office;
in branches.

5.1.5. The inventory item being an item with all fixtures and fittings or a structurally detached item intended for performing certain independent functions or a detached complex of structurally connected objects representing a unit and intended for performing certain work shall be taken as a fixed assets accounting unit (Article 6 of RAS 6/01 Fixed Assets Accounting (Order No. 26n of 30 March 2001 issued by the Ministry of Finance of the Russian Federation (as amended on 27.11.2006)).
The inventory value of fixed assets shall be determined as the amount of all devices value (system block, monitor, printer, keyboard, mouse, etc.) enabling their use for performance of certain works. Components and peripheral items purchased for replacement of out-of-order computer devices shall be accounted for as spare parts in the respective subaccount of Account 10 Materials.

5.2. Fixed assets estimation methods.

5.2.1. When recognized fixed assets shall be estimated using the following methods:

a) at purchase of fixed assets, at actual costs of the organization for their acquisition determined in accordance with Article 8 of RAS 6/01 Fixed Assets Accounting and accumulated preliminarily in Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets;

b) at construction of fixed assets by contractor organizations and at own-account construction at actual costs for completed and delivered capital construction determined in accordance with the Standard for Long-Term Investment Accounting (approved by Letter No. 160 of 30 December 1993 issued by the Ministry of Finance of the Russian Federation) collected preliminarily in Account 08 Investments in Non-Current Assets by items, subaccount Construction of Individual Items of Fixed Assets;

c) at receipt of fixed assets as contribution to the authorized (reserve) capital at monetary estimate approved by founders (participants) unless otherwise is stipulated by the legislation of the Russian Federation (Article 9 of RAS 6/01). In this case record is preliminarily made to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets in correspondence with Account 75 Settlements with Founders. Costs (including transport and other delivery work) connected with acquisition of fixed assets to the authorized capital are also recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets.
The amount of value added tax on fixed assets accepted as contribution to the authorized (reserve) capital shall be subject to tax deduction for the receiving organization in accordance with the procedure set by Article 171 of the Tax Code and recognized in accounts by debiting Account 19 VAT on Acquired Valuables and crediting Account 83 Additional Capital.

d) at gratuitous receipt of fixed assets from legal and natural persons and at recognition of fixed assets revealed as surplus according to inventory taking results, at market price at the date of recognition. At gratuitous receipt record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets from the credit of Account 98 Deferred Income in respective analytics. Costs (including transport and other delivery work, registration fees and other costs) connected with gratuitous acquisition of fixed assets shall also be recorded to the debit of Account 08

Investments in Non-Current Assets, subaccount Acquisition of Individual Items of Fixed Assets. When fixed assets received gratuitously are depreciated, record to the debit of Account 98 Deferred Income in the respective analytics and to the credit of Account 91 Other Income and Expenses shall be simultaneously made to the amount of accumulated depreciation.

After recognition of surplus according to inventory taking results record to the debit of Account 01 Fixed Assets from the credit of Account 91 Other Income and Expenses shall be made. Unrecorded property revealed at inventory taking shall be included to fixed assets after submission of documents for state registration.
For determination of the current market price the following data can be used: data on prices of similar fixed assets received in the written form from manufacturers, information on price level, available form state statistical agencies, trade inspections as well as available in mass media and special literature; expert opinions on the cost of individual fixed assets valid at the date of recognition confirmed by documents or through conduction of expert examination (Article 29 of Guidelines for Fixed Assets Accounting (Order No 91n of 13 October 2003 issued by the Ministry of Finance of the Russian Federation as amended on 27.11.2006));

e) at acquisition of fixed assets under contracts stipulating for discharge of obligations by non-monetary assets, at the cost of valuables transferred or to be transferred by the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances (Article 11 of RAS 6/01);

f) contract price is recognized as the value of fixed assets received under barter contracts, in which contract price of barterable assets is fixed.

The historical cost of a fixed asset shall include taxes and dues associated with its purchase (Article 8 of RAS 6/01 Fixed Assets Accounting (Order No. 26n of 30 March 2001 issued by the Ministry of Finance of the Russian Federation), and namely:
- customs fees and *customs duties*;
- state duty for registration of the title to property;
- state duty for vehicle registration in the State Traffic Safety Inspectorate.

g) cost of fixed assets acquired under a leasing agreement shall be formed taking into account the total amount of lease payments under the agreement, including the redemption value paid additionally.
At transfer of title the depreciated cost of the asset shall be equal to the redemption value. Depreciation shall be charged taking into account the asset's depreciated cost and remaining useful life.

5.2.2. Costs under loans and credits received directly relating to purchase and/or construction of the investment asset shall be included to the cost of this asset in accordance with articles 23 and 31 of RAS 15/01 Accounting of Loans and Credits and Their Service Costs (Order No. 60n of 2 August 2001 issued by the Ministry of Finance of the Russian Federation as amended on 18.09.2006). Exception is made for additional costs (clause 19 of RAS 15/01) that are included to other expenses when incurred (Article 20 of RAS 15/01).
An investment asset shall be fixed assets, property complexes and other similar assets, preparation of which to supposed use requires more than twelve months.

5.2.3. Expenses (income) on acquisition of fixed assets incurred (originated) after their recognition in accounts (exchange rate differences, non-refundable taxes, etc.) shall be accounted for in Account 91 Other Income and Expenses in the respective analytics.

5.2.4. The historical value of fixed assets shall be changed only in cases of extension, additional equipping, reconstruction and modernization, partial liquidation and revaluation of fixed assets.
Costs of modernization and reconstruction shall necessarily increase the historical cost of fixed assets, if originally accepted normative indicators of fixed asset functioning are improved (increased) in consequence of modernization and reconstruction.

5.2.5. Full or partial revaluation of groups of homogeneous fixed assets at present (replacement) value by indexation or direct adjustment using documented market prices shall be effected once a year (on 1 January of the reporting year) under the Company's separate order. Thereafter revaluation of homogeneous groups of fixed assets shall be conducted regularly, at least once per five years. The selection of the group of fixed assets to be revaluated in the reporting year shall be made depending on the extent of compliance between the value at which such assets are recognized in accounts and statements and the current value.

Revaluation surplus of a fixed asset shall be charged to Account 83 Additional Capital to the amount calculated less its devaluation made in previous reporting periods and allocated to profit and loss account as other expenses. The amount of fixed asset revaluation surplus equal to the amount of its devaluation made in previous reporting periods and allocated to profit and loss account as expenses shall be accounted for in Account 91 Other Income and Expenses within other income.
The amount of fixed asset devaluation shall be charged to decrease in additional capital formed at the expense of surplus amounts formed in previous reporting periods (Article 15 of RAS 6/01). The excess of fixed asset devaluation over surplus charged to additional capital as a result of its revaluation conducted in previous reporting periods shall be charged to Account 84 Undistributed Profit (Uncovered Loss).

5.2.6. Surplus (devaluation) amount resulting from revaluation of branches' fixed assets shall be transferred to the Company's Executive Office by debiting (crediting) Account 79 Intra-Organizational Settlements, subaccount Settlements for Segregated Property.

5.2.7. At retirement of a fixed asset, its revaluation surplus shall be transferred from Account 83 Additional Capital to Account 84 Undistributed Profit (Uncovered Loss) as profit of the reporting year (Article 15 of RAS 6/01).

5.2.8. Estimate of a fixed asset, which value at acquisition is denominated in foreign currency, shall be made in Rubles by translation of the amount in foreign currency at the rate of the Central Bank of the Russian Federation effective at the date of the asset recognition in Account 01 Fixed Assets. Exchange rate differences occurred shall be accounted for by record to the debit (credit) of Account 08 Investments in Non-Current Assets to the credit (debit) of Account 91 Other Income and Expenses (Article 16 of RAS 6/01).

5.2.9. Assets of the value of less than 10,000 Rubles, with respect to which terms of asset acceptance as fixed assets (Article 4 of RAS 6/01) are fulfilled shall be recognized in accounts and statements as a part of inventories in Account 10 Materials (Article 5 of RAS 6/01).
Movement of such assets (receipt, displacement, retirement) shall be documented on the basis of primary accounting documents intended for documentation of similar operations on accounting of inventories.
To provide safety of assets at operation in the Executive Office, branches and the representative office, control over their movement shall be organized. Current quantitative accounting of such items at the place of their operation shall be maintained in the Detailed List of Assets of the Value of Less Than 10,000 Rubles in Operation according to the recommended form, separately from fixed assets depreciated in accordance with the standard procedure.

5.2.10. The norm mentioned in clause 5.2.9 shall not be applied to the following groups of fixed assets:
buildings;
structures;
working and power machines and equipment;
vehicles.
Such assets shall be accounted for in Account 01 Fixed Assets and their value shall be included to the organization's expenses by depreciation charge in accordance with the established procedure.
In case of acquisition of a fixed asset under a leasing agreement, for application of the above provision, the cost of the asset shall be equal to the total amount of lease payments under the agreement plus paid redemption value.

5.3. Accounting of fixed asset retirement.

5.3.1. Gratuitous transfer and sale of fixed assets to outside organizations and natural persons, the write off of underdepreciated fixed assets due to their unserviceability and missing fixed assets detected as a result of inventory taking or stolen shall be made in accordance with the order of OAO Kuzbassenergo prepared by

the Capital Management Department of the Executive Office with initialling the document by respective departments.
The order of fixed asset retirement documenting shall be determined by the Company's order documents.

The write off of fully depreciated fixed assets due to unserviceability and partial liquidation of fixed assets shall be made with permission of branch or representative office director.
Material assets remaining after the write off of unreplaceable and unserviceable fixed assets shall be entered into the books at market value at the date of fixed asset write off and charged to Account 91 Other Income and Expenses within other income.

5.3.2. The depreciated value of retired fixed asset shall be written down from the credit of Account 01 Fixed Assets to the debit of Account 91 Other Income and Expenses in the respective analytics.

5.3.3. The retirement of a fixed asset contributed to the authorized (reserve) capital or unit fund to the amount of its depreciated cost shall be recognized in the debit of a settlements account and the credit of a fixed assets account. If the fixed asset does not have depreciated cost (is depreciated in full), the amount of conditional value shall be recognized in accounting statements as other income in line 09010 of Form No. 2 *Statement of Operations*.
The amount of value added tax accepted previously for deduction with respect to assets transferred as contribution to the authorized (reserve) capital shall be reversed to the amount proportional to the depreciated (balance-sheet) value without considering revaluation (clause 3 of Article 170 of the Tax Code of the Russian Federation).
The amount of VAT reversed at transfer of the fixed asset as contribution to the authorized capital shall be included to the historical cost of financial investments and recorded to the debit of Account 58 Financial Investments and the credit of Account 19 VAT on Acquired Valuables.
Invoices under which tax amounts were previously accepted for deduction shall be registered in the sales ledger to the amount of the tax to be reversed.

5.3.4. Expenses from write off of fixed assets at accident, *natural disasters and other emergencies* shall be recognized in accounts in the reporting period, to which they relate, as a part of other expenses in Account 91 Other Income and Expenses.

5.3.5. At sale of property its retirement from fixed assets shall be recognized at the date of simultaneous termination of fulfilment of terms of asset recognition as a fixed asset mentioned in Article 4 of RAS 6/01 Fixed Assets Accounting. The depreciated cost of retired property shall be written off the credit of Account 01 Fixed Assets to the debit of Account 45 Goods Delivered in accordance with a sales contract and a certificate of fixed asset acceptance.
Account 45 Goods Delivered contains information on availability and movement of fixed assets transferred to buyers, proceeds from sales of which cannot be recognized in accounts for certain time (the Instruction on Application of the Chart of Accounts of Organization's Financial and Economic Activity approved by Order No. 94n 31 October 2000 issued by the Ministry of Finance of the Russian Federation as amended by Orders No. 38n of 07 May 2003 and No. 115n of 18 September 2006 issued by the Ministry of Finance of the Russian Federation).

In accounting statements fixed assets transferred to the Buyer and recognized in Account 45 Goods Delivered shall be recognized as other non-current assets in Section 1 of the Balance Sheet, line 150.

In accordance with clause 3 of Article 167 of the Tax Code of the Russian Federation VAT taxable base shall be formed at the moment of transfer of the title to property.

Income from property sale and expenses in the form of asset's depreciated cost shall be recognized in accounts at the moment of transfer of the title to the asset to the buyer, i.e. at the date of title state registration (Article 12 of RAS 9/99 Organization's Income approved by Order No. 32n of 06.05.99 issued by the Ministry of Finance of the Russian Federation, as amended on 27.11.2006). The depreciated cost of the retired property accounted for in Account 45 Goods Delivered and the amount of VAT charged by the moment of transfer shall be allocated to the debit of Account 91 Other Income and Expenses with simultaneous recognition of proceeds from sales as a part of other income in the credit of Account 91 Other Income and Expenses:

Dr 91.2 – Cr 45 – property depreciated cost,
Dr 91.2 – Cr 68 – charged VAT
Dr 62 – Cr 91.1 – proceeds from property sale

5.4. *Depreciation of fixed assets.*

5.4.1. Depreciation of fixed assets shall be charged on a straight-line basis over useful lives of these assets. With respect to fixed assets recognized before 01.01.2002 depreciation shall be charged in accordance with Regulation No. 1072 of 22 October 1990 *On Unified Depreciation Rates for Complete Recovery of Capital Assets of the USSR National Economy* issued by the Council of Ministers of the USSR. With respect to fixed assets recognized from 01.01.2002, depreciation shall be charged in accordance with Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation (as amended on 18.11.2006).

5.4.2. Depreciation of property with respect to which capital investments have been completed, respective primary acceptance documents have been issued, documents have been submitted for state registration and operation has been actually started shall be charged according to the standard procedure from the first day of the month following the month when the asset was put into operation. Such property shall be accounted for as fixed assets.

5.4.3. Charge of depreciation shall be suspended by resolution of the head of a branch for the period of fixed asset restoration (repair, modernization, reconstruction) which length exceeds 12 months, and by the order of OAO Kuzbassenergo at their preservation for the period of more than 3 months (Articles 23 of RAS 6/01).

5.4.4. Depreciation charged with respect to manufacturing fixed assets at the credit of Account 02 Depreciation of Fixed Assets, subaccount Accumulated Depreciation shall be allocated to financing of production capital investments by record to the debit of Account 02 Depreciation of Fixed Assets, subaccount Accumulated Depreciation from the credit of Account 02 Depreciation of Fixed Assets, subaccount Depreciation Used for Capital Investments.
If capital investments are made at the expense of intercompany reallocation of depreciation, off-balance accounting with acceptance (delivery) of financing source between branches under off-balance advices shall be maintained.

5.4.5. Capital investments in leased fixed assets shall be depreciated as follows:
capital investments which cost is compensated to the lessee by the lessor shall be depreciated by the lessor according to the same procedure as additional commissioning after reconstruction, modernization or technical upgrading (if OAO Kuzbassenergo is the lessor), which shall be stipulated in the lease agreement;
capital investments made by the lessee with the lessor's consent and in accordance with terms of the lease agreement, which cost is not to be compensated by the lessor, shall be depreciated by the lessee during the validity of the lease agreement, taking into account depreciation amounts calculated on the basis of useful lives determined for leased fixed assets in accordance with the classification of fixed assets approved by the Government of the Russian Federation (if OAO Kuzbassenergo is the lessee).

5.4.6. In cases of extension, additional equipping, reconstruction, modernization, technical upgrading, partial liquidation and revaluation of fixed assets depreciation shall be calculated on the basis of the fixed asset's depreciated value at the date of its conduction and the number of months remaining till the end of the fixed asset operation. If after extension, additional equipping, reconstruction and modernization the useful life of the fixed asset increased, then increase in the remaining number of months of the fixed asset operation is possible.
Acceptance of completed work on extension, additional equipping, reconstruction and modernization of fixed assets shall be documented by a respective report.

5.5. Procedure of Fixed Assets Accounting and Repair Financing.

5.5.1. For straight-line charging to manufacturing costs of expenses for all types of repair of production fixed assets, provision for repair work for the current financial year shall be created in Account 96

Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) to the amount of annual repair cost normative with monthly allocation to manufacturing costs (Accounts 23, 25 and 26) of 1/12 of the annual estimate.
At the end of the year the provision for repair work shall be adjusted as follows:
excessively reserved amounts for repair of fixed assets (according to inventory taking results) are reversed;
in case of deficiency of funds of the provision for repair work, additional charge is effected to the debit of production cost accounts and to the credit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones).
Costs by types of repair (capital and current repair) and methods of performance (contracting and own-account repair) are accounted for separately.
All costs of production fixed assets repair effected by:
the organization itself shall be accounted for in Account 23 Auxiliary Production, subaccounts Capital Repair of Fixed Assets Using Own Resources and Current Repair of Fixed Assets Using Own Resources by items, with their further monthly allocation in full to the debit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones);
by contractors shall be charged in full to the debit of Account 96 Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) from the credit of Account 60 Settlements with Suppliers and Contractors under respective subaccounts.
In case of insufficiency of funds of the provision for repair of production fixed assets (including leased ones) the debit balance of the Account Provisions for Future Expenses, subaccount Provision for Repair of Production Fixed Assets (Including Leased Ones) shall be recorded at the end of the month in the balance sheet item Other Production Inventories and Costs.

5.5.2. Costs of non-production fixed asset repair shall be allocated to the debit of Account 29 Service Sector from the credit of respective subaccounts of Account 23 Auxiliary Production or Account 60 Settlements with Suppliers and Contractors on repair performance without provision creation.

5.5.3. Provision for forthcoming repair of leased fixed assets shall not be created. Costs of capital repair of such assets shall be accounted for in Account 23 Auxiliary Production, subaccount Capital Repair of Leased Fixed Assets and allocated to the debit of Account 90 Sales at the end of the month.

5.6. Lease of fixed assets.

5.6.1. Assets leased out shall be recognized in accounts separately. All costs relating to assets leased out shall be recognized by debiting Account 90 Sales.
Depreciation of assets leased out shall be charged to the credit of Account 02 Depreciation of Fixed Assets and the debit of Account 90 Sales.

5.6.2. Time of fixed asset lease, rent, terms of their maintenance and repair, change in value in consequence of capital work and settlement procedure shall be determined in a lease contract.

5.6.3. Lease contracts shall provide for complete payback of assets (including local taxes: land tax, property tax, etc.).
The rental shall include compensation expenses for payment of public utility and other services consumed by the lessee. In such a way, the contract shall provide for two elements of rental: fixed (rental itself) and variable (payment for public utility services, telecommunication services, etc.)
In this case expenses for public utility and other services shall be included to expenses that are taken into account at profit taxation, the amount of VAT paid by the lessor as a part of payment to service providers shall be presented for deduction (Article 171, clause 2, subclause 1 of the Tax Code of the Russian Federation).

If, according to the lease contract, public utility expenses are not included to the rental and settlements with service providers are made by the lessee itself, the lessor shall compensate in full to the lessee the cost of such services under the bill prepared by the lessor. Branches must keep originals of primary accounting documents within 5 years from the date of the order on debt write off. In case of lease of a part of the lessor's fixed asset the share of utility expenses falling on the lessee shall be determined by metering devices or, at their absence, by calculation as the ratio of the portion of the fixed asset area occupied by the

lessee to the total area of the lessor's fixed asset. The lessor shall pay for public utility services in accordance with bills issued by providers of public utility services and then bill the lessee.
The compensation of utility expenses received by the lessor from the lessee shall not be income but reimbursement of costs incurred by the lessor.

5.6.4. A fixed asset lease agreement shall be agreed with the Deputy General Director for Corporate Management of OAO Kuzbassenergo and initialled by competent departments.
A property acceptance certificate under a lease agreement must be signed by a materially-responsible person.

5.6.5. Fixed assets leased in shall be accounted for in Off-Balance Account 001 Leased Fixed Assets at the estimate mentioned in lease contracts. Analytical accounting shall be maintained by lessors and by each individual leased fixed asset.

5.6.6. Assets purchased for further lease and acquisition of income shall be recognized in Account 03 Income-Bearing Investments in Tangible Assets.

5.7. Accounting and estimate of intangible assets.

5.7.1. Intellectual property shall be recognized as intangible assets provided that all conditions stipulated for in Article 3 of RAS 14/2000 Accounting of Intangible Assets are fulfilled (Order No. 91n of 16.10.2000 issued by the Ministry of Finance of the Russian Federation, as amended on 18.09.2006).

5.7.2. When recognized intangible assets shall be estimated as follows:

a) at purchase of intangible assets, at actual purchase costs incurred by the organization in accordance with Article 6 of RAS 14/2000 Accounting of Intangible Assets (Order No. 91n of 16.10.2000 issued by the Ministry of Finance of the Russian Federation) collected preliminarily in Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation;

b) at creation of intangible assets by the Company itself at actual costs of creation, production, exclusive of value added tax and other refundable taxes collected preliminarily in Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation (Article 7 of RAS 14/2000);

c) at acquisition of intangible assets as contribution to the authorized (reserve) capital, monetary estimate agreed by founders (participants), unless otherwise is provided for by the legislation of the Russian Federation (Article 9 of RAS 14/2000). In this case preliminary record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation in correspondence with Account 75 Settlements with Founders. Costs connected with acquisition of intangible assets to the authorized capital shall also be recorded to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation;

d) at gratuitous receipt of intangible assets from legal and natural persons, at market price at the date of recognition. In this case record shall be made to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation from the credit of Account 98 Deferred Income in the respective analytics. Costs connected with gratuitous acquisition of intangible assets shall also be charged to the debit of Account 08 Investments in Non-Current Assets, subaccount Intangible Assets Acquisition and Creation. Data on prices effective at the date of recognition shall be confirmed by documents or expert examination.
When amortization is charged with respect to such intangible assets, records shall be simultaneously made to the debit of Account 98 Deferred Income in the respective analytics and the credit of Account 91 Other Income and Expenses within other income;

e) at acquisition of intangible assets under contracts providing for fulfilment of obligations (payment) by non-monetary assets, at the cost of valuables transferred or to be transferred by the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances (Article 11 of RAS 6/01);

contract price shall be recognized as the value of intangible assets received under barter contracts, in which contract price of barterable assets is fixed.

5.7.3. Amortization of all groups of intangible assets shall be charged on a straight-line basis, taking into account norms calculated basing on useful lives of intangible assets, using Account 05 Amortization of Intangible Assets (articles 15, 16 and 21 of RAS 14/2000).

5.7.4. Useful lives of intangible assets shall be determined independently at recognition of the asset, taking into account the expected period of the asset use during which economic benefits (income) can be received. At the same time expected useful life shall not be longer than the validity of a patent, certificate or other title documents and limitations for intellectual property use according to the existing legislation of the Russian Federation (Article 17 of RAS 14/2000).
Amortization rates of intangible assets which useful lives cannot be determined shall be set on the assumption of 20-year period (provided that is it is not longer than the organization's life).

5.8. Peculiarities of accounting of investments in non-current assets.

5.8.1. Costs of the Investment Project Department maintenance (salaries, business trip expenses) shall be borne at the expense of investment activity funds allocated for capital construction financing and be included to the inventory value of assets put into operation (Article 1.4. of the Standard on Accounting of Long-Term Investments approved by Order No. 160 of 30.12.93 issued by the Ministry of Finance of the Russian Federation).

5.8.2. Expenses on maintenance of the Investment Project Department of the Executive Office shall be monthly allocated between branches in proportion to the scope of branches' construction and erection work using the ratio calculated as the relation of the scope of the branch's construction and erection work for the reporting month to the total scope of the Company's construction and erection work for the month.

5.8.3. Costs of capital construction classified in accordance with clause 3.1.7. of the Standard on Accounting of Long-Term Investments (approved by Order No. 160 of 30.12.93 issued by the Ministry of Finance of the Russian Federation) as costs that do not increase the value of fixed assets shall be included to the inventory value of capital investment objects at their recognition.

5.8.4. If the Company is an interest-holder at construction, transfer of monetary assets or property to the main developer in the order of share participation shall be recognized as accounts receivable under this construction by record to the debit of the respective subasscount of Account 76 Settlements with Various Debtors and Creditors in correspondence with cash or assets accounts.
After completion of construction (or its part) the respective costs shall be recognized by the record from the credit of the respective subaccount of Account 76 Settlements with Various Debtors and Creditors to the debit of Account 08 Investments in Non-Current Assets, subaccount Construction of Fixed Assets.

5.8.5. Should the Company be a main developer, funds received by it from interest holders shall be accounted for as target financing funds in the credit of Account 86 Target Financing in correspondence with cash or assets accounts.

5.8.6. With respect to capital construction in progress, which financing was terminated and will not be continued because of absence of funds and which were previously revaluated, the revaluated cost shall be transferred from the credit of Account 84 Undistributed Profit (Uncovered Loss) to the debit of Account 83 Additional Capital and by record from the credit of Account 08 Investments in Non-Current Assets to the debit of Account 91 Other Income and Expenses to the amount of earlier actual costs incurred.
Write off of construction in progress items shall be made by stages:
In accordance with head's order a commission is established (including accounting specialists, technical specialists, materially-responsible persons);
On the basis of the commission's findings a certificate on expediency of construction in progress item write off is prepared. On the basis of this certificate the item is liquidated by the organization itself or by a contractor;
A report on write off (liquidation) of construction in progress shall be approved upon completion of all works at the liquidated asset. A report on write off (liquidation) of construction in progress shall mention

information on asset condition at the date of write off, its brief individual characteristics, information on costs associated with write off and on acquisition of valuables from write off.
The detailed order of documenting of construction in progress write off (liquidation) shall be determined by the Company's order documents.

At liquidation of construction in progress costs of its construction and costs associated with its liquidation accumulated in Account 08 Investments in Non-Current Assets shall be allocated to other expenses. Materials and other material assets obtained in consequence of liquidation and suitable for further use shall be recognized.

5.9. Accounting of research and development expenses.

5.9.1. Research and development in the Company shall be accounted for in accordance with the Accounting Standard 17/02 *Accounting of Expenses on Scientific and Research and Technological Work* (approved by Order No. 115n of 19.11.2002 issued by the Ministry of Finance of the Russian Federation as amended on 18.09.2006).
Expenses on scientific and research and technological work are recognized provided the following terms are observed:
the amount of expenses can be determined and confirmed;
performance of works is confirmed documentally;
use of work results for production and managerial needs will lead to obtaining future economic benefits (income);
use of results of scientific and research and technological work can be demonstrated.

5.9.2. In accordance with Article 4 of RAS 17/02, the following expenses shall not be research and development costs:
- organization's expenses on resource development;
- expenses on preparation and assimilation of production, new organizations, shops, units (starting expenses);
- expenses on preparation and assimilation of goods production;
- expenses associated with technology improvement and production organization, product quality improvement, change of product design and other service properties made in the course of manufacturing (technological) process.

5.9.3. Research and development costs are accounted for in Account 08 Investments in Non-Current Assets (Article 5 of RAS 17/02).
Costs of research and development work which results are, subject to legal protection and registered according to the procedure set by the law (patents, certificates and other documents certifying the Company's exclusive right to R&D results) shall be accounted for as intangible assets in Account 04 Intangible Assets (Article 4 of RAS 14/2000).
If R&D work had positive result being not subject to legal protection that is planned to be used in production or management, then such R&D expenses shall also be accounted for in Account 04 Intangible Assets.

The period of R&D expenses write off shall be 1 year.

5.9.4. In case of termination of use of particular research and development results in goods manufacturing (work performance, service provision) or for the organization's managerial needs as well as in case if it becomes apparent that application of the mentioned results will not bring economic benefits in future, the amount of R&D expenses that are not allocated to expenses under ordinary activities shall be allocated to other expenses of the reporting period at the date of the resolution on termination of respective R&D results use.

5.9.57. R&D costs that did not brought positive result and R&D results which application is terminated shall be documented by a report of branch's production and technical department.

The report shall be considered by the production and technical department of the Executive Office and upon the written consent of the technical director, costs incurred shall be simultaneously expensed to other expenses of the reporting period.

5.10. Accounting and estimate of inventories.

5.10.1. The following assets shall be considered as inventories:

intended for use as raw materials, materials, etc. at manufacture of products, performance of works and provision of services, repair of fixed assets and construction and erection work, cultural and educational needs;

intended for sale (finished products and goods);

intended for use as instruments of labour within the period not exceeding 12 months;

of the value not exceeding 10,000 Rubles, with respect to which terms of asset recognition as fixed assets are fulfilled (clause 5.2.9. hereof);

intended for the organization's managerial needs.

5.10.2. Inventories, tools and fixtures with the service life of less then one year shall be accounted for within inventories in Account 10 Materials.

5.10.3. The nomenclature number developed for the particular inventory shall be recognized as an inventory accounting unit.

5.10.4. When recognized inventories shall be estimated as follows:

at purchase, at actual purchase costs exclusive of value added tax and other taxes refunded from the budget determined in accordance with articles 6 and 11 of RAS 5/01 Accounting of Inventories (approved by Order No. 44n of 09.06.2001 issued by the Ministry of Finance of the Russian Federation), taking into account provisions of Article 15 of RAS 15/01 Accounting of Loans and Credits and Their Service Costs (approved by Order No. 60n of 02.08.2001 issued by the Ministry of Finance of the Russian Federation) at accounting of interest and other expenses related to borrowings;

b) at manufacture by the Company itself, at actual costs of manufacturing of these inventories. Accounting and cost accounting of inventories manufacturing are maintained according to the procedure set for determination of the cost of respective products (Article 7 of RAS 5/01);

c) contributed to the authorized capital, at monetary estimate agreed by founders (participants), unless otherwise is provided for by the legislation of the Russian Federation, taking into account actual costs of inventories delivery and putting them into usable condition (articles 6, 8, 11 of RAS 5/01);

d) received gratuitously or under gift contracts, remaining after retirement of fixed and other assets and at recognition of inventories revealed as surplus according to inventory taking results, at current market value at the date of recognition, taking into account actual costs of inventory delivery and putting them into usable condition (articles 8 and 11 of RAS 5/01);

e) received under contracts providing for fulfilment of obligations (payment) by non-monetary assets, at the cost of valuables transferred or to be transferred to the Company determined on the basis of the price, at which the Company usually determines the value of similar valuables in comparable circumstances. If it is not possible to determine the value of assets transferred or to be transferred to the Company the cost of inventories received by the Company under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be determined on the basis of the price, at which similar inventories are usually acquired in comparable circumstances. The actual cost of these inventories shall also include actual costs of inventories delivery and putting them into usable condition (articles 6, 10 and 11 of RAS 5/01);

f) A contract price shall be recognized as the value of inventories received under barter contracts, in which the contract price of barterable assets is fixed.

5.10.5. Estimate of inventories, which value at acquisition is denominated in foreign currency shall be made by translation of the amount in foreign currency at the rate of the Central Bank of the Russian Federation effective at the date of the inventories recognition (Article 15 of RAS 5/01).

5.10.6. Inventories received by the Company without payment documents (unbilled deliveries) shall be recognized at contractual price. If the price is not stipulated in the contract, then the price at which the Company determines expenses with respect to similar inventories shall be used for its determination as well as for determination of the amount of payment or accounts payable (Articles 6.1. of RAS 10/99 Organization's Expenses approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation (as amended on 30.03.2001)). After receipt of payment documents the difference between the actual cost of inventories and their estimate at recognition shall be allocated to the same cost accounts to which inventories were allocated and to the balance of these inventories in stock in proportion to their amount.
If payment documents for unbilled deliveries were received in the following year after presentation of annual accounting statements then:
a) the book value of inventories shall not be changed;

b) the amount of value added tax shall be accounted for in accordance with the established procedure;

c) settlements with the supplier shall be adjusted, and amounts of the formed difference between the book value of recognized inventories and their actual cost shall be allocated in the month when payment documents were received:
decrease in value of inventories shall be debited to Account 60 Settlements with Suppliers and Contractors and credited to Account 91 Other Expenses;
increase in value of inventories shall be debited to Account 91 Other Expenses and credited to Account 60 Settlements with Suppliers and Contractors (clause 41 of Guidelines for Accounting of Inventories (approved by Order No. 119n of 28.12.2001 issued by the Ministry of Finance of the Russian Federation)).

5.10.7. Goods acquired for retail sale shall be accounted for at sale value using Account 42 Trade Markup (Article 13 of RAS 5/01). The amount of markup falling on the balance of unsold goods shall be determined on the basis of the percentage of disposed goods value to accounted goods value

5.10.8. Goods acquired for wholesale trade shall be accounted for at purchase cost, taking into account costs of storage and delivery of goods to warehouses (depots) till the moment of their delivery to sale (Article 13 of RAS 5/01).

5.10.9. Inventories owned by the Company but being in transit or pledged to the buyer shall be recognized at the value stipulated in the contract with further adjustment of the actual cost (Article 26 of RAS 5/01).

5.10.10. Fuel purchased for energy generation shall be accounted for at actual cost that includes the following: fuel cost according to suppliers' bills including discounts (markups) for degraded (premium) quality, payment for other supplier's services, commodity exchange services, railway tariff for fuel transportation from the place of shipment to the destination station and from the destination station to discharge facilities, other expenses (Articles 6 and 11 of RAS 5/01), except for other costs of the fuel and transport department.
Expenses of the fuel supply department on car unloading, storage and intraterminal fuel transfer from depots and supply for technological needs shall not be included to fuel cost, but shall be allocated to energy generation as costs of the fuel and transportation department (clause 4.7 of Guidelines for Organization of Fuel Accounting at Heat Power Plants RD 34.09.105-96).

5.10.11. The cost of returnable waste (scrap, used oil, ash, slag, etc.) shall be determined on the basis of a possible realization price. The cost of accounted returnable waste shall be recognized as decrease in the cost of materials allocated to production and used in the course of repair work (clause 111 of the Guidelines for Inventories Accounting, approved by Order No. 119n of 28.12.2001 issued by the Ministry of Finance of the Russian Federation).

5.10.12. In connection with seasonal production and energy supply cycle the reserve stock of coal, fuel oil and other inventories shall be created in accordance with norms approved by the Company's management.

5.10.13. Inventories shipped by the supplier and not received to the Company's stock which title passed to the Company (irrespective of the fact whether they are paid or not) shall be recognized as inventories in transit at the end of the month.

5.10.14. If there are no discrepancies between supplier's data and actual data (quantity and quality), acceptance and recognition of materials shall be made by affixing a stamp with pay-in slip requisites on the supplier's documents (invoice, bill) instead of drawing up of the pay-in slip (Form M-4) (clause 49 of the Guidelines for Inventories Accounting (approved by Order No. 119n of 28.12.2001 issued by the Ministry of Finance of the Russian Federation (as amended on 23.04.2002)).

5.10.15. The acceptance, storage, accounting and delivery of ethyl alcohol shall be in accordance with the Instruction on Acceptance, Delivery, Transportation and Accounting of Ethyl Alcohol approved by the Ministry of Food of the USSR on 25.09.1985 (hereinafter referred to as the Instruction)). This Instruction shall apply to all types and grades of ethyl alcohol irrespective of the method of its acquisition and purposes of further use.
Ethyl alcohol shall be accepted and recognized in anhydrous estimation (in decalitres) under the Statement of Form P-24 *On Alcohol Shipment and Acceptance* (Annex No. 7 to the Instruction), taking into account data on alcohol actual quantity obtained as a result of measurements made by officials of the receiving organization and mentioned in the section of the mentioned Statement.
Delivery of alcohol to production shops and laboratories shall be made in accordance with clause 2.1. of the Instruction and documented by the requisition according to Form No. P-29 (Annex to the Instruction).
Results of alcohol acceptance and delivery under respective receiving and withdrawal reports shall be recorded in the alcohol measurement register according to Form No. P-23 (Annex No. 4 of the Instruction) kept by an official responsible for alcohol acceptance, delivery and storage.
In accordance with requirements of clause 2.6. of the Instruction, production shops and laboratories shall daily account for receipt and consumption of alcohol in the register where name and number of production operations and analyses, quantity of alcohol consumed in each operation and for the whole day are mentioned.
Alcohol balance at the beginning and at the end of the month shall be stated in accordance with data of the inventory taking that is conducted in accordance with Section 6 of the Instruction on the 1st day of each month. Inventory taking results shall be formalized by statements according to Form No. P-27 (Annex No. 21 to the Instruction).
Declarations On Quantity of Production and Turnover of Ethyl Alcohol from Food Raw Material shall be submitted by the Company quarterly to tax authorities and executive authorities that issued the license for the respective activity type according to annexes 2 and 7 to Resolution No. 564 of 25.05.1999 *On Approval of the Regulation on Declaring the Production and Turnover of Ethyl Alcohol and Alcoholic Products* issued by the Government of the Russian Federation.

5.11. Accounting of inventories retirement.

5.11.1. At allocation of inventories (except for goods accounted for at sale value) to production and other disposal they shall be estimated at average cost of each inventory type.
The average estimate of the actual cost of materials allocated to production or other purposes shall be effected by determination of material actual cost at the moment of its allocation (moving estimate).
Goods shall be estimated at the cost of each unit.

5.11.2. Transfer of inventories to production (operation) shall be documented by an internal invoice according to Form M-11 for internal movement (from one reporter to another).
Charge-off of inventories allocated to production, except for construction materials, shall be made under an equipment and other inventories charge-off report according to the recommended form (Annex No. 2 hereto).
Charge-off of implements and fixtures allocated to production shall be made under a charge-off report according to the recommended form with simultaneous issuance of an internal invoice according to Form M-11 for allocation to production (Annex No. 2 hereto).

5.11.3. The write off of inventories transferred under a gift contract or gratuitously shall be effected on the basis of primary documents for material movement (material release slip according to Form M-15, material release order and Inventory Gratuitous Acceptance and the Certificate of Gratuitous Acceptance and Delivery of Inventories (Annex No. 2 hereto)). Materials shall be written off in accordance with clause 5.11.1 hereof. The value of materials delivered gratuitously and expenses attributable to movement of these materials shall be charged to financial results within other expenses (Article 12 of RAS 10/99 Organization's Expenses (approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation (as amended on 27.11.2006), clause 132 of the Guidelines for Inventories Accounting (approved by Order No. 119n of 28.12.2001 issued by the Ministry of Finance of the Russian Federation (as amended on 23.04.2002))).

5.12. Accounting of special tools, special fixtures, special equipment and special clothes.

5.12.1. Special tools, special fixtures, special equipment and special clothes shall be accounted for by the Company in accordance with the Guidelines for Accounting of Special Tools, Special Fixtures, Special Equipment and Special Clothes (approved by Order No. 135n of 26.12.2002 issued by the Ministry of Finance of the Russian Federation).
The list of instruments of labour accounted for within special tools, special fixtures, special equipment (custom tooling) applied for non-standard operations (clause 2 of the Guidelines) shall be determined by branches, taking into account technological process peculiarities.
When determining the composition and grouping of fixed assets, one should be guided by the All-Russia Classifier of Fixed Assets OK-013-94 (approved by Resolution No. 359 of 26.12.94 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification), and the All-Russia Classifier of Types of Economic Activities, Products and Services OK-004-93 (approved by Resolution No. 17 of 06.08.93 issued by the State Committee of the Russian Federation for Standards, Metrology and Certification).

5.12.2. Custom tooling, special clothes and other personal protective means, irrespective of their value and useful life, shall be active assets (clause 50 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation, approved by Order No. 34n of 29.07.1998 issued by the Ministry of Finance of the Russian Federation (as amended on 18.09.2006)).

To account for these items subaccounts 10.10 Custom Tooling and Special Clothes in Stock and 10.11 Custom Tooling and Special Clothes in Operation of the balance sheet account 10 Materials shall be used. Technical means intended for production of typical products (works, services) shall be accounted for in Account 10.9 Implements and Fixtures (clause 4 of the Guidelines).

5.12.3. Special clothes, other personal protective means and custom tooling with service life not exceeding 12 months shall be allocated to the debit of manufacturing costs accounts on its handover (delivery) to the organization's employees (clause 21 of the Guidelines).

Delivered special clothes, other personal protective means, etc. shall be allocated to production under a charge-off report according to form MB-8 with simultaneous issuance of an internal invoice for allocation to production according to Form M-11.

5.12.4. If the service life is more than 12 months, the value of special clothes, other personal protective means and so on shall be depreciated on a straight-line basis, taking into account their useful lives (clause 26 of the Guidelines).

5.12.5. Special clothes, other personal protective means, etc. intended for long use shall be delivered to an employee against his/her signature in the employee's individual card (this form is approved by Resolution No. 51 of 18.12.1998 of the Ministry of Labour of the Russian Federation (as amended on 03.02.2004) and the Rules of Provision of Employees with Special Clothes, Special Footwear and other Personal Protective Means).

5.12.6. The value of special tooling shall be depreciated on a straight-line basis, taking into account item's actual cost and norms calculated basing on the item's useful life (clause 24 of the Guidelines). The useful life of special tooling in branches shall be established by a permanent committee individually for each type of special tooling.

5.12.7. The write off of special tooling and special clothes shall be effected at actual retirement (in case of moral and physical depreciation, sale, gratuitous transfer, contributing to the authorized capital of other entities, liquidation at emergencies, etc.).

5.13. Financial investment accounting.

5.13.1. Financial investment accounting in the Company shall be maintained in accordance with RAS 19/02 Financial Investment Accounting, approved by Order No. 126n of 10.12.2002 issued by the Ministry of Finance of the Russian Federation (as amended on 27.11.2006).
The following shall be recognized as financial investments of the Company (Article 3 of RAS 19/02):
state and municipal securities, securities of other organizations, including debt securities with determined maturity date and redemption value (bonds, promissory notes);
contributions to authorized (reserve) capitals of other organizations (including subsidiaries and dependent companies);
loans issued to other organizations;
deposits with credit institutions;
receivables acquired by virtue of assignment of the right of claim;
contributions under special partnership agreements and so on.
The listed assets shall be recognized as financial investments on condition of simultaneous fulfilment of terms mentioned in Article 2 of RAS 19/02 Financial Investment Accounting.
Assets that cannot bring economic benefit to the organization (interest-free loans; accounts receivable purchased under a cession agreement not providing for obtaining of economic benefits, etc.) cannot be recognized as financial investments. Such assets shall be accounted for in Account 58 Financial Investments, in accounting statements they shall be stated in Section II of the Balance Sheet as other accounts receivable in line 235 or line 246, depending on maturity.

5.13.2. Financial investments shall be accounted for in Account 58 Financial Investments with division of investments to short-term and long-term, depending on their maturity (repayment period) and intentions with which they were made:
long-term, when set maturity (repayment period) is more than one year or investments are made with intention to receive income thereunder for more than one year;
short-term, when set maturity (repayment period) is not more than one year or investments are made without intention to receive income thereunder for no more than one year.

5.13.3. Financial investments shall be accounted for at historical cost. The historical cost of purchased financial assets shall be considered as the amount of the organization's actual acquisition costs exclusive of value added tax and other refundable taxes (except for cases provided for by the tax legislation of the Russian Federation).
The following amounts shall be considered as financial investment acquisition costs:
amounts paid to the seller under a contract;
amounts paid to organizations and other persons for information and consulting services connected with acquisition of the mentioned assets;
fees paid to a middleman organization or another person through the intermediary of which financial investments were acquired;
costs under received loans and credits incurred before recognition of financial investments at leveraged purchase of financial investments (Article 15 of RAS 15/01 Accounting of Loans and Credits and Respective Servicing Costs approved by Order No. 60n of 02.08.2001 issued by the Ministry of Finance of the Russian Federation);
other costs directly associated with acquisition of assets as financial investments.

5.13.4. The monetary estimate of financial investments contributed to the authorized (reserve) capital of other organizations agreed by founders (participants) of organizations shall be the historical cost of such financial investments unless otherwise is stipulated by the legislation of the Russian Federation.
When contribution to authorized capital is made by non-monetary assets, the depreciated cost of contributed assets shall be recognized in Account 58 Financial Investments. When contribution to authorized capital by

non-monetary assets is received, the monetary estimate of contributed assets agreed by founders shall be recognized in Account 80 Authorized Capital, i.e. Account 58 Financial Investments of the founder and Account 80 Authorized Capital of the recipient will have different valuation base.

5.13.5. The historical cost of loans issued to other organizations shall be the amount of actually transferred monetary assets or asset balance-sheet value if loan of property (non-monetary assets) is granted.

5.13.6. The historical cost of financial investments contributed to the special partnership shall be their monetary estimate agreed by partners under a special partnership agreement.

5.13.7. The historical cost of financial investments acquired under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be the value of assets transferred or to be transferred by the Company. The value of assets transferred or to be transferred by the organization shall be determined on the basis of the price at which the Company determines the value of similar assets in comparable circumstances.
If it is not possible to determine he value of assets transferred or to be transferred by the Company, the value of financial investments received by the Company under contracts providing for fulfilment of obligations (payment) by non-monetary assets shall be determined, taking into account the cost at which similar financial investments are acquired in comparable circumstances.

5.13.8. The historical cost of financial investments such as securities received gratuitously shall be:
their current market value at the date of recognition. The current market value of securities shall be their market price calculated in accordance with the established procedure by a trading organizer in the securities market;
the amount of monetary assets that can be received as a result of received securities sale at the date of their recognition, for securities which market price is not calculated by a trading organizer in the securities market.

5.13.9. Financial investments the current market value of which can be determined in accordance with the established procedure shall be recognized in accounting statements at the end of the reporting year at current market value by adjusting their estimate at the previous reporting date. The mentioned adjustment shall be made each quarter.
The difference between the estimate of financial investments at current market value at the reporting date and the previous estimate of financial investments shall be charged to financial results (within other income or expenses).
Financial investments the current market value of which cannot be determined shall be recognized at historical cost in accounts and accounting statements at the reporting date.
If the current market value of financial investment estimated previously at current market value cannot be determined at the reporting date such financial investment shall be recognized in accounting statements at its last estimated value.

5.13.10. The initial market value of debt securities which current market value cannot be determined shall not be carried to par value (Article 22 of RAS 19/02 Financial Investment Accounting approved by Order No. 126n of 10.12.2002 issued by the Ministry of Finance of the Russian Federation).

5.13.11. At retirement of an asset which is recognized as financial investment and which current market value cannot be determined, its value shall be determined on the basis of estimate made as follows:
at the historical cost of each accounting unit of financial investments (Article 26 of RAS 19/02).

5.13.12. At retirement of assets that are recognized as financial investments and which current market value is determined, their value shall be determined basing on the last estimate.

5.13.13. The estimate of financial investments at the end of the reporting period shall be made at historical cost of each accounting unit of financial investments and at current market value (Article 32 of RAS 19/02).

5.13.14. The following information shall be formed in analytical accounting with respect to recognized state securities and securities of other organizations (in accordance with Article 6 of RAS 19/02):
issuer's (organization's) name;

security name;
number, series, etc.;
nominal price;
purchase price;
expenses associated with purchase of securities;
total number;
purchase date;
date of sale or other disposal;
safekeeping place.

5.13.15. In case of impairment of financial investments (securities) a provision for impairment shall be created at the expense the Company's financial result and recorded in the credit of Account 59 Provision for Impairment of Financial Investment and the debit of Account 91 Other Income and Expenses.
When the provision for impairment of financial investments is created regular monitoring and control of financial investment cost shall be made if there are signs of impairment at the reporting date of interim accounting statements (Section VI of RAS 19/02 approved by Order No. 126n of 10.12.2002 issued by the Ministry of Finance of the Russian Federation as amended on 27.11.2006).
At retirement (write off) of respective financial investments (securities) the amount of the provision shall be allocated to other income (debit of Account 59 Provision for Impairment of Financial Investment, credit of Account 91 Other Income and Expenses).

5.14. Accounting of transactions in foreign currencies and settlements in conventional units.

5.14.1. Assets and liabilities which value is denominated in foreign currency shall be recognized at Ruble estimate by translation of their value in foreign currency at the rate of the Central Bank of the Russian Federation as of the date of transaction, and for preparation of accounting statements, at the last quoted rate of the Central Bank of the Russian Federation in the reporting period (in accordance with articles 3 and 6 of RAS 3/2006 Accounting of Assets and Liabilities Denominated in Foreign Currency (approved by Order No. 154n of 27.11.06 issued by the Ministry of Finance of the Russian Federation)).

5.14.2. At preparation of accounting statements Ruble estimate of assets (fixed assets, intangible assets, long-term securities, inventories) paid in foreign currency and recognized at historical cost or at actual acquisition costs shall not be translated (Article 9 of RAS 3/2006).

5.14.3. Exchange rate differences occurring as the difference between the Ruble estimate of assets or liabilities which value is denominated in foreign currency calculated at the rate of the Central Bank of the Russian Federation at the date of payment obligation fulfilment or the date of accounting statements for the reporting period and the Ruble estimate of these assets or liabilities calculated at the rate of the Central Bank of the Russian Federation at the date of their recognition in the reporting period or the date of accounting statements for the previous reporting period shall be charged to Account 91 Other Income and Expenses within other income (expenses) when occurred (Article 13 of RAS 3/2006).

5.14.4. Liabilities denominated in foreign currency but payable in Rubles shall be translated at the following dates:
- the date of their recognition in accounts;
- the last day of the month during the period when they are accounted for;
- the date of liability cancellation.
Occurring differences are named as exchange rate differences.

5.14.5. Sum differences occurred at settlements for inventories, performed works, rendered services which value is denominated in conventional units shall be charged to Account 91 Other Income and Expenses within other income (expenses) when occurred. The cost of assets (works, services) shall not be translated.

5.15. Accounting of transactions on settlement accounts.

5.15.1. Settlements with debtors and creditors shall be recognized by each party in its accounting statements to the amounts following from accounting records and considered as correct by it. Accounts payable under received loans and credits shall be stated inclusive of interest due at the end of the reporting period (clause 73 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation (approved by Order No. 34n of 29 July 1998 issued by the Ministry of Finance of the Russian Federation)).

Amounts of settlements with banks, budget stated in accounting statements shall be agreed with respective organizations and be identical. Outstanding balance amounts under these settlements in the balance sheet shall not be admitted (clause 74 of the Regulation on Accounting Maintenance and Accounting Statements Preparation in the Russian Federation (approved by Order No. 34n of 29 July 1998 issued by the Ministry of Finance of the Russian Federation)).

5.15.2. Settlements with debtors and creditors shall be recognized in respective accounts provided for by the Unified Working Chart of Accounts of the Company in accordance with requirements of timeliness and completeness of accounting and accounting statements.

5.15.3. In accordance with the assumption of time certainty of business transactions, accounts receivable and accounts payable shall be formed in routine accounting in the reporting period when respective facts of economic activity took place, irrespective of actual time of receipt or payment of monetary assets associated with these facts (Article 6 of RAS 1/98 Organization's Accounting Policy, approved by Order No. 60n of 09.12.1998 issued by the Ministry of Finance of the Russian Federation).

5.15.4. Amounts received from buyers in cash shall be recognized in the credit of the respective subaccount of Account 62 Trade Receivables.

5.15.5. Termination of obligations by setoff of similar counter claims (Article 410 of the Civil Code of the Russian Federation) shall be made provided the following conditions are observed:
actual presence of counter debts recognized by the parties and not litigated by them;
similarity of counter claims, i.e. comparability of debts and possibility of their reducing to equivalent (monetary estimate);
obligations are matured or their maturity is not mentioned or determined by the moment of claiming;
the contract does not contain any condition on inadmissibility of setoff of the claim resulting from the contract.
Setoff of mutual claims shall be made to the amount of debt, exclusive of VAT. The amount of value added tax shall be paid by transfer of funds in accordance with clause 4 of Article 168 of the Tax Code of the Russian Federation.

5.15.6. In order certificates of reconciliation with counteragents were in compliance with requirements of court practice and could be used as evidence in court, a certificate of reconciliation shall include information on requisites of accounting primary documents (bill, payment order, certificate of completion, certificate of service provision, etc.) and invoices. The certificate of reconciliation shall contain information on the contract under which mutual settlements are effected (including contract number and date unless otherwise is stipulated in the constituent documents in accordance with the law), counter agent's location (place of legal person state registration), date of execution and signing of the document by persons authorized for signing the certificate of reconciliation (Annex No. 2).

5.15.7. The setoff of mutual homogeneous claims shall be made upon the parties' agreement or unilaterally with notification of the other party in writing, mentioning the ground of claim formation and debt amounts after reconciliation of mutual debts and drawing up of a reconciliation act (in free form, indicating all details required for setoff) signed by the parties' authorized representatives (Annex No. 2).

If amounts of counter debts are not equal then the larger liability shall be terminated only in the respective part, remaining in force as for the rest.

5.15.8. As per clauses 5.15.5, 5.15.7. hereof, the setoff of payables to suppliers that are not justified by payment documents (unbilled deliveries) shall not be made until payment documents are received and the actual amount of payables is determined on their basis.

5.15.9. Claims shall not be set off if a limitation period is applied to the claim and this period has expired according to the assertion of the other party and in other cases stipulated by the law (Article 411 of the Civil Code of the Russian Federation).

5.15.10. Replacement of persons in liabilities under agreements of assignment of debt and of assignment of the right of claim shall be recognized as follows:
at assignment of debt to the Company and branches (for example of debtors being energy consumers) an original debtor shall be replaced by a new debtor in case if the Company gave consent for the assignment of debt, with reference to requisites of the main contract and requisites of the agreement of assignment of debt (Article 391, clause 1 of the Civil Code of the Russian Federation). Receivables for energy shall remain due in full from the new debtor, i.e. original liability shall not be considered as discharged;
at assignment of debt by the Company to another person, the Company's debt to the creditor shall be terminated. The Company's debt to the creditor shall be assigned subject to the creditor's consent to assignment of debt to a new debtor with reference to requisites of the main contract and requisites of the agreement of assignment of debt;
at assignment of the right of claim of the Company or its branches to the new creditor it shall be recognized in accounts only after receipt of the original notice and the contract on assignment of the right of claim by an original creditor to a new creditor. Accounts payable to the new creditor shall remain recognized by the Company in full, i.e. original liability shall not be considered as discharged;
at assignment of the right of claim by the Company to another person, the debt of the debtor to the Company under liability, the rights (of claim) of which are assigned, shall be terminated. Accounts receivable with respect to assigned proprietary rights shall be recorded to the debit of the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses to the amount of receivables sold under a cession agreement. The debt of the previous debtor shall be written off the Company's balance sheet at the moment of transfer of the right of claim in accordance with terms and conditions of the contract of assignment of the right of claim by debiting the respective subaccount of Account 91 Other Income and Expenses in correspondence with the account of assigned receivables.

5.15.11. Use of promissory notes in settlements, whether own or issued by a bank or a third party shall be carried out exclusively by the Executive Office of the Company. If securities are used in settlements, the amount stated in the security shall correspond to the price of goods (work, service), exclusive of VAT, mentioned in the invoice. The amount of value added tax shall be paid by transfer of funds in accordance with clause 4 of Article 168 of the Tax Code of the Russian Federation.

5.15.12. Own notes issued shall be accounted for in Account 60 Settlements with Suppliers and Contractors in the respective analytics in internal correspondence or in correspondence with the debit of account Intercompany Settlements under Current Transactions with respect to the branch which payables are paid by the note. The branch that received the advice of the Executive Office on note issue shall close accounts.
Pledge of own notes for securing liabilities to creditors shall be accounted for in Off-Balance Account 009 Security for Obligations and Payments Provided with analytical division by pledge holders.

5.15.13. Promissory notes received (own notes of debtors) shall be accounted for at principle amount, taking into account interest due according to terms of note issuance in the debit of Account 62 Trade Receivables in the respective analytics in internal correspondence or in correspondence with Account 79 Intercompany Settlements under Current Transactions for the branch which receivables were paid by the note. The branch shall close accounts receivable and transfer respective VAT amounts in accordance with the Executive Office's advice on receipt of the note for payment of accounts receivable.

5.15.14. The transfer of notes received (own notes of debtors) for payment of accounts payable shall be accounted for as sale of proprietary rights by debiting the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses. At the same time accounts receivable of the Company or its branches for payment of which the note is received shall be written off by crediting the respective subaccount of Account 91 Other Income and Expenses.

5.15.15. Notes received, including under endorsement (bank bills and third party notes) shall be accounted for at actual acquisition (receipt) costs determined in accordance with clause 5.9.4 hereof by debiting the respective subaccount of Account 58 Financial Investments in correspondence with the respective subaccount of Account 76 Settlements with Various Debtors and Creditors. In case of receipt of such note for payment of receivables of the Company or its branches, the receivables shall be cancelled by crediting respective accounts of receivables in correspondence with the debit of the subaccount of Account 76 Settlements with Various Debtors and Creditors in which payables for the note received are accounted for.

In case of payment by such note for branch's receivables, the subaccount of Account 76 Settlements with Various Debtors and Creditors in which payables for the note received are accounted for shall be debited in correspondence with Account 79 Intra-Organizational Settlements. The branch shall cancel accounts receivable by crediting respective accounts of receivables in correspondence with Account 79 Intra-Organizational Settlements.

5.15.16. The transfer of a bank bill or third party note for payment of accounts payable shall be accounted for as property sale by debiting the respective subaccount of Account 62 Trade Receivables in correspondence with the respective subaccount of Account 91 Other Income and Expenses. Accounts payable shall be closed by debiting respective payables accounts in correspondence with the respective subaccount of Account 62 Trade Receivables.

5.15.17. The retirement of notes issued by banks and third parties at their presentment to the issuer shall be recognized by crediting the respective subaccount of Account 91 Other Income and Expenses in correspondence with the respective subaccount of Account 76 Settlements with Various Debtors and Creditors.

5.16. Procedure of receivables and payables write off.

5.16.1. According to results of receivables inventory conducted at the end of the reporting year, provisions for doubtful debts with respect to accounts receivable shall be established with charging amounts of established provisions to the debit of Account 91 Other Income and Expenses to other expenses in correspondence with Account 63 Provisions for Doubtful Debts (Article 11 of RAS 10/99).

The amount of provision shall be determined separately for each doubtful debt, depending on the debtor's financial condition and estimated probability of debt repayment in full or in part and limited by the Company's financial possibilities.

Any indebtedness of debtors shall be considered as a doubtful debt if this indebtedness was not paid within the time set in the contract and is not secured by pledge, surety or bank guarantee.

Charged provision shall be allocated to cover losses from bad debts. The debt shall be considered as bad debt if its limitation period has expired or liability has been terminated due to impossibility of its fulfilment under state authority's statement or organization liquidation deed.

Amounts of provisions for doubtful debts that were not used in the reporting year shall be added to income of the reporting year by crediting Account 91 Other Income and Expenses within other income in correspondence with Account 63 Provisions for Doubtful Debts.

5.16.2. The closing balance of mutual settlements with debtors and creditors (except for settlements with budget and banks) shall be recognized as sum difference at contract termination and charged to Account 91 Other Income and Expenses if its value is less than 1 Ruble (clause 25 of the Regulation, approved by Order No. 34n of 29 July 1998 issued by the Ministry of Finance of the Russian Federation). The mentioned balance of mutual settlements shall be confirmed by reconciliation statements.

5.16.3. Accounts receivable with expired limitation period and other uncollectible debts shall be written off. Write off of indebtedness shall be made under an indebtedness inventory report, written substantiation, order of the Company's head for each liability and shall be allocated to other expenses (Article 12 of RAS 10/99 Organization's Expenses approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation).

5.16.4. The written justification of the debt shall mention full name of the debtor, including form of incorporation, the reason, amount and date of debt incurring with reference to primary accounting documents; reason for write off with reference to legal provisions and attachment of supporting documents:

copies of primary accounting documents (contract, payment order, bill, acceptance report (work acceptance report), agreement (notice on setoff, etc.);
at liquidation of the debtor being a legal person, an extract from the unified state register of legal persons containing information on liquidation, in case of death of an individual, when legal succession is not possible in accordance with the legislation, a death certificate;
in case of insolvency (bankruptcy) of the debtor, in case of insolvency (bankruptcy) of the debtor, decision on completion of bankruptcy proceedings or administrator's report on impossibility to satisfy requirements of creditors;
other documents confirming debt uncollectibility (competent authority report and so on).
Branches must keep originals of primary accounting documents within 5 years from the date of the order on debt write off

5.16.5. The debt amounting up to 1500 Rubles under one liability shall be written off by an order of branch's director provided all required documents are available and requirements of clause 5.12.18 hereof are met.

5.16.6. Accounts receivable written off by reason of debtor's insolvency shall be accounted for off the balance within five years from the moment of write off for monitoring the possibility of its collection in case of change the debtor's property status.

5.16.7. Limitation periods shall be determined according to articles 195-208 of the Civil Code of the Russian Federation. The course of a limitation period shall be interrupted by bringing of a suit in accordance with the established procedure as well as by performing acts testifying debt recognition by a liable party. After interruption, the limitation period shall commence again, and time before interruption shall not be included to the new period (Article 203 of the Civil Code of the Russian Federation).
An agreement of the parties, recognition of the debt after expiry of limitation periods and change of persons in the liability shall not be a reason for change of the limitation period or the order of its calculation.
To observe Article 2 of the Federal Law No. 119-FZ of 22.07.2005 *On Amending Chapter 21 of the Tax Code of the Russian Federation and on Recognition of Inoperativeness of Certain Provisions of Legislative Enactments of the Russian Federation on Taxes and Dues*, accounts receivable shall be accounted by limitation periods.

5.16.8. The write off of unclaimed accounts payable and bailor indebtedness with expired limitation period and by other reasons stipulated by the law in accordance with the Company's (branch's) director order mentioning reason, amount, date of debt incurring and regulatory legal acts regulating the reason of write off shall be effected with written consent of branch's director in accordance with provisions of articles 195 through 208 of the Civil Code of the Russian Federation.
Branches must keep originals of above mentioned documents, documents evidencing recognition of the debt by the creditor and documents that interrupted limitation period previously (bilateral reconciliation certificate, guarantee letter, response to the claim, etc.) for 5 years from the date of the order on debt write off.

5.16.9. Amounts of written off accounts payable shall be credited to Account 91 Other Income and Expenses within other income.
Recognized amounts of input VAT with respect to written off accounts payable shall be allocated to the debit of Account 91 Other Income and Expenses within other expenses.

5.17. Accounting of production costs.

5.17.1. Accounting of production costs shall be maintained in accordance with Section II of Accounting Standard 10/99 Organization's Expenses (approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation (as amended on 27.11.2006)).

5.17.2. Costs shall be accounted for and the cost of sold energy and capacity shall be calculated by separate power plants, heat networks and the power system as a whole. Energy full cost shall be formed by summing the cost of generation and transmission by power plants, cost of production, transfer and distribution by heat networks, cost of purchased electric energy and expenses for executive staff maintenance, including expenses for management of the single technological process.

The object of cost accounting shall be:
full cost of usefully supplied electric energy;
full cost of capacity realized under regulated contracts;
full cost of heat energy usefully supplied to consumers.
1 kW h, 1 MW and 1 Gkal of usefully supplied electric energy, capacity and heat energy accordingly shall be considered as a calculation unit

5.17.3. Production costs shall be accounted for and product actual cost shall be calculated applying traditional cost-accounting method using direct cost accounts (20, 23, 29) and indirect ones (25, 26). Indirect cost accounts shall be monthly closed to the debit of Account 20 Production Expenses (23 Auxiliary Production) with further accounting of the full actual production cost of goods manufactured.
Taking into account the mentioned principle of indirect expenses allocation, the amount of general running costs shall be stated in Form 2 Statement of Operations in line 020 "Cost of sold goods, products, works, services ".

5.17.4. At the end of the month expenses accounted for in Account 25 General Production Costs shall be allocated in full to Account 20 Production Expenses and Account 23 Auxiliary Production as appropriate with their simultaneous allocation between calculation objects:
at power plants, in proportion to fuel equivalent consumption, costs of shops participating in generation of only one type of energy being allocated to this type of energy;
at calculation of the product cost of auxiliary production, in proportion to base wages of production workers.
The Executive Office does not use Account 25 General Production Costs.

5.17.5. General running costs (except for fees for services of the operational dispatching office in electric power sector provided by a system operator) for maintenance of the Executive Office shall be distributed between electric and heat energy in proportion to production costs of power plants.
Expenses on services of the operational dispatching office in electric power sector provided by a system operator shall be allocated to the cost of capacity in accordance with the procedure of tariff regulation.
At the end of the month expenses accounted for by branches in Account 26 General Running Costs shall be allocated to Account 20 Production Expenses and to Account 23 Auxiliary Production and Account 29 Service Sector if they produce goods, perform works or render services for outside organizations or other branches with their simultaneous allocation between calculation objects:
at calculation of the cost of products of auxiliary production, in proportion to the shop cost of products, works and services. The amount of general running costs falling on products, works and services of auxiliary and service shops shall be determined on the basis of the portion of general running costs that are directly connected with their production;
the balance of general running costs shall be charged in full to the cost of products of primary production;
general running costs shall be allocated between electric and heat energy in proportion to fuel equivalent consumption;
general running costs for services of the service sector to primary, auxiliary and service production (branch internal consumption) shall not be allocated.

5.17.6. If a branch renders services to outside organizations or other branches which costs are recognized as general production (general running) costs, write off shall be made from the credit of Account 25 General Production Costs (26 General Running Costs) to the debit of accounts 90 Sales or 79 Intercompany Settlements under Current Transactions accordingly.

5.17.7. The cost of capacity shall be determined for the power system as a whole by separation of semi-fixed expenses from the total amount of actual expenses for production of electric energy and capacity.
Semi-fixed expenses shall be all expenses allocated to electric energy and capacity less fuel expenses and expenses on services provided by the administrator of the wholesale market trade system.

This principle is determined in accordance with the procedure of tariff regulation that takes into account generating company's semi-fixed expenses to the reasonable amount when determining the capacity tariff (Section IV of the Guidelines for Calculation of Electric Energy and Capacity Rates under Sales Contracts According to Regulated Tariffs on the Wholesale Market approved by Order No. 199-e/b of 15.09.06 issued by FRT of the Russian Federation).

5.17.8. Power plants shall account for costs of heat energy transfer separately from energy generation costs in separate subaccount 20.5 Costs of Heat Energy Transportation.
The calculation of transfer cost shall be made separately from production of heat energy, as for a separate activity type.

5.17.9. Finished products (Account 43) shall be accounted for at actual production cost.

5.18. Accounting of electric and heat energy for own and economic needs.

5.18.1. Useful supply of electric and heat energy shall include energy supplied directly to outside organizations under contracts. Useful supply of energy shall be the difference between generated energy and energy used for own and economic needs and process losses.

5.18.2. Energy consumption for own and economic needs shall include:

- electric energy consumption required for functioning of power plants and substations in the technological process of generation, transformation and distribution of electric energy;
- energy consumption by auxiliary and non-production subdivisions being on the balance of power plants required for service of primary production but not associated directly with processes of heat and electric energy production at plants.

Electric and heat energy generated by plants and used for economic needs shall not be included to sales and shall not be recognized separately in accounts as finished products allocated for own needs to avoid double turnover in Account 20 Production Expenses.

5.18.3. Purchased electric and heat energy consumed for economic needs shall be included to expenses on the basis of settlement documents provided by the supplier (contract, invoice, etc.).

5.18.4. Energy consumption for heating, water supply and lighting of residential buildings, canteens, hostels, hotels, clubs, recreation centres, preventoriums, etc. (if such expenses are recognized in Account 29 Service Sector) shall not be included to economic needs of the energy system.
Consumers powered from needs of power plants and substations (subsubscribers) shall not relate to economic needs of the energy system.
Energy consumption by such consumers shall be accounted for as energy supply to outside organizations and be recognised in branches' accounts. The cost of supplied electric and heat energy shall be determined in accordance with average annual target cost of 1 kW h and 1 Gkal calculated for the power plant.

5.18.5. On the basis of reports of production and technical departments, branches shall monthly submit to the accounting department of the Executive Office information on electric and heat energy used for own and economic needs according to the established form (Annex 2 hereto). The mentioned information shall be used for disclosure in notes to accounting statements of cost figures for all generated energy and energy used for own and economic needs.

5.19. Accounting of certain expenses types.

5.19.1. Expenses incurred in the reporting period but relating to following reporting periods shall be accounted for as deferred expenses (Account 97):
charge of leave allowances relating to the following month;
costs of subscription editions;
insurance payment charge;
expenses on bank services for credit line opening;
other expenses and payments with further straight-line allocation in the period to which they relate.

Deferred expenses which amount does not exceed 1000 Rubles (except for leave allowances falling on the next month) shall be included to expenses of the reporting period once, observing rationality requirement (clause 7 of RAS 1/98).

5.19.2. Expenses for ordinary activities shall be grouped by cost items and cost elements (Article 8 of RAS 10/99).

5.19.3. Expenses for equipping ablutions, medical aid rooms, premises, recreation and psychological relief rooms, creation of medical aid posts with first aid kits, etc. stipulated by the legislation in accordance with established norms shall be accounted for in Account 25 General Production Costs.

5.19.4. Expenses for preparation and conduction of civil defence measures shall be accounted for in Account 26 General Running Costs (Governmental Resolution No. 227 of 16.03.2000 On Compensation of Expenses for Preparation and Conduction of Civil Defence Measures).

5.19.5. Expenses for educational services in the Staff Training Sector of the Personnel Development Department of the Human Resources Directorate shall be accounted for in Account 26 General Running Costs separately, with their further transfer to branches through Account 79 Intra-Organizational Settlements to the amount of actual costs allocated in proportion to the scope of performed works and rendered services.

5.19.6. Expenses on staff training and retraining shall include:
training cost;
transport to the place of training;
accommodation expenses;
per diem expenses in case of sending an employee with the purpose of professional development (training).

5.19.7. Expenses on non-state pension scheme for the organization's employees provided for by labour contracts and the collective agreement shall be expenses for ordinary activities in accordance with Article 5 of RAS 10/99 (approved by Order No. 33n of 06.05.1999 issued by the Ministry of Finance of the Russian Federation, as amended on 27.11.2006). Such expenses shall be recognized in the debit of production costs account 26 General Running Costs in correspondence with Account 76 Settlements with Various Debtors and Creditors, subaccount 07 Settlements under Non-State Pension Schemes. Transfer of pension contributions to the non-state pension fund shall be recognized by debiting Account 76.07 in correspondence with Account 51 Settlement Account.
If nonrecurrent pension contribution payment (one-time payment) is made, then expenses shall be allocated to the cost of products (works, services) on a straight-line basis during the term of the contract by their initial recognition in the debit of Account 97 Deferred Expenses and the credit of Account 76.07 Settlements under Non-State Pension Schemes with further monthly allocation to the debit of Account 26 General Running Costs.

5.20. Accounting of transactions on purchase and sale of electric power (capacity) on the wholesale market (transaction on the New Wholesale Electricity (Capacity) Market).

5.20.1. Types of contracts on the wholesale electricity and capacity market.
In accordance with the Rules of the wholesale market of electric energy (capacity) sale of electric energy and capacity shall be sold (purchased) under the following contracts:
regulated contracts of electric energy and capacity sale (RC);
contracts for sale (purchase) of electric energy according to results of day-ahead competitive selection of price bids (DAR contracts);
free bilateral contracts of electricity purchase (FBC);
contracts for sale (purchase) of electric energy according to results of competitive selection of bids for system balancing (SB contracts);
free bilateral contracts of excursion sale (FBC on excursion).

5.20.2. Sale of electric energy and capacity under regulated contracts.

Sale of electric energy and capacity under RC shall be carried out in accordance with tariffs regulated by the state.
In accordance with RC, capacity price shall be equal to tariff rate for rated capacity approved by the Federal Tariff Service and adjusted by a reduction factor in case of non-fulfilment of requirements mentioned in clause 42 of the Rules of the Wholesale Market of Electric Energy (Capacity), approved by Regulation No.

643 of 24.11.2003 issued by the Government of the Russian Federation (as amended by Regulation No. 529 of 31.08.2006 issued by the Government of the Russian Federation).

In accordance with the Agreement on Provision of Capacity Transfer in Capacity Trading Zone by Participants of the Wholesale Market – Suppliers of Electricity and Capacity (Annex No. D 4 to the Agreement on Joining the Wholesale Market Trade System), if a supplier has not fulfilled its obligations on readiness maintenance and other suppliers have fulfilled their obligations and provided readiness maintenance in full or in part in the trading zone, than the defaulting supplier shall be obliged to compensate to other suppliers their losses.

The procedure of loss calculation and the base for such calculation shall be mentioned in the Agreement for each event of default.

Settlements under the Agreement shall be settlements for loss compensation (clause 37 of the Rules of the Wholesale Market) and be accounted for as other income and expenses in Account 91 Other Income and Expenses without change in actual quantity of realized capacity.

The amount of losses to be compensated shall be determined by the trade system administrator, taking into account the established procedure of electricity and capacity cost formation according to results of the settling period (clause 40 of the Rules of the Wholesale Market).

Settling period under the Agreement shall be a calendar month.

The following primary documents shall be issued upon completion of the settling period:

bill for payment of electric energy and/or capacity detailing each payment amounts;

invoice;

electricity acceptance certificate containing information on quantity and total value of electric energy purchased by the buyer in the settling period under the Agreement;

capacity acceptance certificate containing information on the value of capacity purchased by the buyer in the settling period under the Agreement;

notice on actual capacity scope and value, taking into account the reduction factor;

register of liabilities (claims) under the Agreement in the capacity trading zone;

reconciliation certificate containing information on the indebtedness for electricity and capacity purchased by the buyer in accordance with terms and conditions of the Agreement.

5.20.3. Sale of electric energy under commission agreements.

Sale of electric energy on DAR and SB shall be carried out under commission agreements with ZAO Financial Settlement Centre.

When electric energy is sold at flexible prices, the following mechanism of market price determination is applied (clause 2 of Article 32 of the Federal Law *On Electric Power Industry*):

determination of the equilibrium price of the wholesale market formed under the influence of supply and demand according to results of comparison of price bids of electricity suppliers and price bids of electricity buyers that can freely determine the price mentioned in price bids, taking into account technological and network limitations;

independent determination of electricity price by parties of bilateral contracts of electricity sale.

In accordance with terms of the agreement on joining the wholesale market trade system and commission agreements for electricity sale, the settling period for payment of ZAO FSC services shall be a calendar months.

The following primary documents shall be issued upon completion of the settling period:

electricity acceptance certificate containing information on quantity and value of electric energy transferred to the Agent by the Principal in accordance with agreement terms;

the Agent's report mentioning quantity and total value of electric energy sold by the Agent to Buyers on the wholesale market in accordance with agreement terms;

bilateral statement on services rendered containing information on the value of ZAO FSC service rendered in the subject settling period (in accordance with the annex to the Regulations for Financial Settlement on the Wholesale Market);

invoice;

reconciliation certificate containing information on the indebtedness for electricity transferred to the Agent by the Principal in accordance with agreement terms.

5.20.4. Accounting of electric energy purchased on the wholesale market.

To ensure the supply under RC of electricity volume not included to hourly planned production, electric energy is purchased in the volume equal to the difference under FBC and sales contracts with the unregulated price formed as a result of price bid selection.
Electric energy purchased for resale shall be accounted for in Account 41 Commodities, subaccount 41.05 Electric Energy.
Write off of electric energy purchased for resale shall be effected at unit cost in accordance with clause 5.11.1 hereof.

Acquisition and further realization of purchased electric energy shall be recognized by the following entries:

Dr 41 – Cr 60 – cost of purchased electric energy,
Dr 19 – Cr 60 – VAT from the cost of purchased electric energy is separated,
Dr 90.2 – Cr 41 – cost of sold electric energy is written off,
Dr 62 – Cr 90.1 – proceeds from electric energy sale are recognized,
Dr 90.3 – Cr 68 –VAT from the cost of sold electric energy is charged.

5.20.5. Accounting of expenses on organization of the New Wholesale Electricity (Capacity) Market functioning.

Expenses for services on organization of functioning of the trade system of the wholesale electricity (capacity) market shall be recognized in Account 44 Sale Expenses and written off in full in the reporting period to Account 90 Sales (Article 9 of RAS 10/99) to the cost of sold electric energy in accordance with the procedure of tariff regulation.

5.21. Peculiarities of the Company's income and expense generation.

5.21.1. The following shall be recognized as income of the Company from ordinary activities:
proceeds from sales of electric energy and capacity;
proceeds from sales of heat energy;
proceeds received for non-returned condensate;
proceeds from sales of makeup and chemically treated water;
proceeds from sales of other finished products of auxiliary production;
proceeds from performed works (rendered services) of production nature;
proceeds connected with paid loan (temporary possession and use) of the Company's assets under lease contracts.

5.21.2. Profit from ordinary activities shall be determined as the difference between proceeds from sales of products, goods, works and services, exclusive of value added tax, and its production (purchase) and sale costs.

5.21.3. The following types of fines and penalties, including ones for violation of contract terms, shall be considered as the Company's other income:
for exceeding maximum hourly heat energy loads set by a contract;
for unauthorized water pumping;
for exceeding contracted heat energy consumption;
for underutilization of contracted heat energy consumption, and shall be recognized in Account 91 Other Income and Expenses at the moment of income recognition;
for transfer of incorrect metered values;
for breakage of seals;
for delay in payment by participants of the wholesale market.

5.21.4. Compensation of generator's losses received (paid) in accordance with the Agreement on Provision of Capacity Transfer in the Capacity Trading Zone shall be included to other income (expenses).
In accordance with clause 16 of RAS 9/99 and clause 16 RAS 10/99 the date of generator's loss compensation recognition shall be the date of the register of liabilities (claims) under the Agreement.

5.21.5. Socially oriented expenses, such as pension supplements, material rewards, expenses on recreation activities, charity, maintenance of social facilities and other similar expenses shall be recognized as other expenses and accounted for in Account 91 Other Income and Expenses.

5.21.6. Interest under commercial credit granted by the Company to a buyer (customer) on deferred payment terms, including secured by a promissory note received from the buyer shall be recognized as other income and accounted for in Account 91 Other Income and Expenses.

5.22. Peculiarities of accounting of internal transactions between branches.

5.22.1. Transactions involving transfer of assets to branches shall be accounted for in Account 79 Intra-Organizational Settlements, subaccount Settlements for Segregated Property and recognized in the Liabilities of the balance sheet in the inserted line 423 of Section IV Capital and Reserves.

5.22.2. Transfer of inventories inside the Company shall be accounted for using Account 79 Intercompany Settlements under Current Not involving realization accounts, receivables and payables accounts, without charging VAT and markups.
Transfer of inventories between branches shall be documented by Form M-15 Material Outside Release Note, the first copy of the note being passed to the recipient branch.

5.22.3. Operations of transfer to branches of:
- certain types of expenses,
- settlements under contracts, under which branches are consignees,
- settlement balance for taxes paid centrally,
and so on shall be recognized in Account 79 Intercompany Settlements under Current Transactions

5.23. Relations with subsidiaries and dependent companies.

5.23.1. Business transactions between the Company and subsidiaries shall be accounted for using respective settlement accounts with their separation in the individual subaccount, with VAT charge and obligatory monthly settlement reconciliation confirmed by bilateral reconciliation statements (Annex No. 2).

5.23.2. The Company shall present annual accounting statements in accordance with constituent documents to founders, participants or owners of its assets as well as territorial statistical authorities at the place of their registration. Accounting statements shall be presented to other executive bodies, banks and other users in accordance with the legislation of the Russian Federation.
Time and volume of accounting statements presented to the Executive Office shall be determined by the chief accountant of the Company.

5.24. Government aid accounting.

5.24.1. Information on received and used government aid granted in the form of subventions, subsidies, budgetary credits, etc. with division of funds for financing of capital and current expenses shall be formed in accordance with Article 4 of RAS 13/2000 Government Aid Accounting (Order No. 92n of 16 October 2000 issued by the Ministry of Finance of the Russian Federation).

5.24.2. Government aid received in the form of budgetary credits shall be recognized according to the procedure established for borrowings accounting (Article 17, clause 16 of RAS 13/2000).

5.24.3. Other forms of government aid, benefit of which cannot be soundly estimated (gratuitous consulting services, provision of guarantees, interest-free loans or low interest loans) or cannot be separated from normal economic activities (government purchases), shall be disclosed in accounting statements in the explanatory note in case of their materiality (articles 18 and 19 of RAS 13/2000).

5.25. Accounting of charity and sponsorship

5.25.1. Charity shall be the Company's voluntary activity on disinterested (gratuitous or on favourable terms) transfer of assets, including monetary assets, disinterested performance of work and rendering of services, to non-commercial organizations (articles 1 and 2 of Federal Law No. 135-FZ of 11.08.1995 *On Charity and Charity Organizations*). Transfer of monetary and other tangible assets to commercial organizations as well as support of political parties, movements, groups and companies shall not be charity.

5.25.2. In order the Company's activity was recognized as charity and VAT privileges were applied, the following documents shall be available:
- agreement (contract) of the Company with a charity support recipient for gratuitous transfer of goods (performance of work, rendering of services) within the frame of charity support provision;
- copies of documents confirming recognition by the charity support recipient of gratuitously received goods (performed works, rendered services).
If the mentioned documents are not presented the transfer of assets (works, services) shall be gratuitous transfer and be subject to VAT imposition on a common basis.

5.25.3. Expenses connected with charity shall be included to other expenses of the Company (Article 12 of RAS 10/99), accounted for in Account 91 Other Income and Expenses and recognized in statements in line 13032 of Form No. 2 Statement of Operations.

5.25.4. The Company can carry out sponsor advertising distributed on condition of obligatory mentioning therein that the Company is a sponsor (Federal Law No. 38-FZ of 13.03.2006 *On Advertising*). Sponsor contribution shall be recognized as payment for advertising, and the sponsor and the sponsored organization shall be considered as an advertiser and an advertising distributor accordingly. Sponsor contribution can be made in the form of money transfer as well as in the form of provision of assets, rendering of services, performance of works.
In order the Company's activity was recognized as sponsor advertising the following documents shall be required:
sponsor agreement with compulsory mentioning the condition of advertising services provision;
documents confirming the fact of provision of advertising distribution services.

5.25.5. The procedure of documenting charity and sponsorship operations shall be determined by the Company's order documents.

5.26. Profit use.

5.26.1. Net profit use in the Company shall be approved by the general meeting of shareholders and be in compliance with the Law *On Share Companies* and accounting regulatory documents.

5.26.2. Tax and similar payments charged during the reporting year from profit shall be recognized in Account 99 Profit and Loss.

5.26.3. Reserve capital to the amount not exceeding 5% of the authorized capital shall be formed at the expense of undistributed profit, if sufficient, in accordance with the Articles of Association. Funds of the reserve capital shall be used for financing in accordance with a Regulation drawn up by the Company.

5.26.4. Dividends shall be charged and paid in accordance with operating results for the reporting period under a specially developed Regulation according to the Articles of Association of the Company.

5.26.5. Operations with authorized capital, additional capital and reserve capital shall be accounted for in the Executive Office of the Company as the assets owner.

5.27. Accounting of loans, credits and their service costs.

5.27.1. Costs associated with fulfilment of obligations under obtained interest loans (except for government ones) and credits, including commodity and commercial credit, including attraction of borrowed funds by issue of promissory notes and issue and sale of bonds shall be accounted for in accordance with RAS 15/01 Accounting of Loans and Credits and Their Service Costs (approved by Order No. 60n of 02.08.2001 issued by the Ministry of Finance of the Russian Federation).

5.27.2. The Company's debt to the debtor shall be recognized in accounts to the amount of actually received funds or at the cost estimate of other items stipulated for by a contract at the moment of actual transfer of funds or other items.

5.27.3. Payables of the Company under obtained loans and credits shall be divided in accounting to short-term and long-term and to time and overdue payables.

5.27.4. Long-term indebtedness shall not be transferred to short-term one if, according to contract terms, 365 days are left till principal repayment.

5.27.5. Costs associated with obtaining and use of loans and credits shall include the following:
interest due to lenders and creditors;
interest or discount on notes and bonds due;
additional costs incurred in connection with obtaining of loans and credits, issue and placement of debentures (Article 19 of RAS 15/01);
exchange rate differences relating to interest due on currency loans and credits.

5.27.6. Costs associated with obtaining and use of loans and credits shall be recognized as current expenses, exclusive of the portion to be included to the historical cost of fixed assets and intangible assets (articles 12, 23 through 31 of RAS 15/01) or to the actual cost of recognized inventories, other assets, works and services (Article 15 of RAS 15/01).

5.27.7. All current expenses, including additional ones associated with obtaining and use of loans and credits shall be recognized within other expenses of the Company when charged (incurred), irrespective of actual payment time (articles 14 and 20 of RAS 15/01). Costs for the use of credit line open limit shall be accounted for in Account 97 Deferred Expenses and charged to other expenses in equal shares over the term of the credit agreement.

5.27.8. Payables under obtained loans and credits, notes, bonds and other debentures due shall be stated at the end of the reporting period, taking into account interest due according to terms of the loan or credit agreement or note issue (articles 15 through 18 of RAS 15/01).

5.27.9. When a note is issued for obtaining a money loan (sale of own notes), the amount of interest or discount due to the note holder shall be included to other expenses by debiting Account 91 Other Income and Expenses when charged.

5.27.10. Costs associated with loans and credits obtained for acquisition of non-current assets shall be decreased by the amount of income from temporary use of borrowed funds as long-term and short-term financial investments with substantiation of such decrease by respective calculation (Article 26 of RAS 15/01).

5.28. Information on events after the balance sheet date.

5.28.1. Annual accounting statements shall include information on all significant events after the balance sheet date that influenced or can influence the Company's financial conditions, cash flow or performance and that took place in the period between the reporting date and the date of accounting statements signing (Article 6 of RAS 7/98 Events after the Balance Sheet Date approved by Order No. 56n of 25 November 1998 issued by the Ministry of Finance of the Russian Federation).

5.28.2. Events stated in the annex to RAS 7/98 shall be considered as events after the balance sheet date.

5.28.3. Consequences of events after the balance sheet date shall be recognized by adjustment in synthetic and analytical accounting of data on respective assets, liabilities, capital, income and expense (Article 9 of RAS 7/98) or by disclosure of respective information in the explanatory note (Article 10 of RAS 7/98).

5.28.4. For money estimation of consequences of events after the balance sheet date the respective substantiated calculation shall be made. The calculation shall be made by a Directorate (department), to which competence relates the event.

5.28.5. Consequences of events after the balance sheet date shall be estimated in money terms on the basis of the respective calculation, with due attention to diligence requirement (Article 8 of RAS 7/98).

5.29. Information on contingencies.

5.29.1. Annual accounting statements shall include information on all significant contingencies, i.e. such facts, which consequences and probability of their occurrence in the future are indefinite, and at the same time consequences of the contingency influence significantly evaluation of the Company's financial condition, cash flow or performance at the reporting date by users of accounting statements (Article 7 of RAS 8/01 Contingencies, approved by Order No. 96n of 28.11.2001 issued by the Ministry of Finance of the Russian Federation)

5.29.2. Contingencies shall include:

court proceeding being outstanding as at the reporting date judgements in which can be passed only in following reporting periods (in which the Company acts as a plaintiff or defendant);
disputes with tax authorities concerning payment of taxes and other charges to the budget remaining unsettled as at the reporting date;
guarantees and other securities issued in favour of third parties before the reporting date, which performance periods have not expired;
promissory notes discounted prior to the reporting date and not matured till the date of accounting statements signing;
any acts of other entities performed before the reporting date, in consequence of which the Company should receive compensation, which amount is subject to court proceedings;
obligations on environmental protection;
other similar facts.

5.29.3. A contingency shall be recognized in accounts and statements depending on the probability of its consequences occurrence by stating these consequences in analytical and synthetic accounting (articles 9 through 13 of RAS 8/01) or by disclosure of respective information in the explanatory note (Article 14 of RAS 8/01).

The organization creates provisions in connection with its obligations existing at the reporting date, which amount or time of performance are not definite, subject to conditions mentioned in Article 8 of RAS 8/01.

5.29.4. Consequences of a contingency (contingent loss, contingent profit, contingent liability, contingent asset) shall be estimated in money terms on the basis of the respective calculation, with due attention to diligence requirement (Article 21 of RAS 8/01). The calculation shall be made by a Directorate (department), to which competence relates the event.

5.30. *Information on affiliated persons.*

5.30.1. Information on transaction with affiliated persons shall be disclosed in the explanatory note to annual accounting statements when in accordance with Article 7 of RAS 11/2000 Information on Affiliated Persons (approved by Order No. 5n of 13 January 2000 issued by the Ministry of Finance of the Russian Federation):

the Company is controlled or significantly influenced by another organization or a natural person;

the Company controls or significantly influences another organization.

5.30.2. The transaction between the Company and an affiliated person shall be any transaction involving transfer of any assets or liabilities (Article 5 of RAS 11/2000).

5.30.3. Information on transactions between the Company and subsidiaries and between subsidiaries forming a group of interrelated companies shall not be disclosed in consolidated accounting statements (Article 9 of RAS 11/2000).

5.30.4. The list of affiliated persons, information on transactions with which is disclosed in accounting statements, shall be determined by the Company itself basing on relations between the Company and the affiliated person and observance of substance over form requirement.

5.31. Information by segments.

5.31.1. Information on operating and geographical segments shall be disclosed in the explanatory note to annual accounting statements. Information on operating segments shall be considered as primary segment information, information on geographical segments shall be considered as secondary information.

5.31.2. The following activities shall be considered as operating segments (Article 7 of RAS 12/2000 Information by Segments approved by Order No. 11n of 27 January 2000 issued by the Ministry of Finance of the Russian Federation):
electric and heat energy generation;
other activities if it turns out at preparation of accounting statements that less than 75 percent of the Company's earnings fall on electric and heat energy generation (Article 10 of RAS 12/2000).

5.31.3. The following information shall be disclosed with respect to operating segments (Article 21 of RAS 12/2000):
proceeds from sales;
financial result;
total book value;
total liabilities;
total capital investments in fixed assets and intangible assets;
total depreciation of fixed assets and intangible assets.

5.31.4. Geographical segments shall include near and far abroad states if foreign trade is carried out with these countries, and information on sales proceeds by geographic areas according to target market location shall be furnished provided that sales proceeds of the particular geographical segment are at least 10% of the Company's total sales proceeds (articles 9 and 22 of RAS 12/2000).

5.32. Information on discontinuing operation.

5.32.1. Information on discontinuing operation, including in consequence of the Company's reorganization (in case of split-off, separation) shall be disclosed in accounting statements in accordance with RAS 16/02 «Information on discontinuing operation» (approved by Order No. 66n of 02.07.2002 issued by the Ministry of Finance of the Russian Federation).

6. Accounting policy for tax accounting purposes.

6.1. General Provisions.

6.1.1. The Company shall assess and pay taxes and dues in accordance with the tax legislation of the Russian Federation, tax legislation of constituents of the Russian Federation (Kemerovo Region and Altai Territory), and tax regulations of local authorities.

6.1.2. Formation of tax base, keeping of tax ledgers (forms), preparation of tax reports on taxes and dues assessed by the Executive Office centrally (income tax, value added tax, mineral extraction tax), shall be carried out by the accounting department of the Company on the basis of data (primary documents, tax and accounting ledgers, tax returns) provided by specialists of the Executive Office and separate subdivisions (branches and the representative office) of the Company.

6.1.3. Assessment and preparation of reports for individual income tax, uniform social tax, compulsory accident insurance contribution paid by the Executive Office and tax regulations of local authorities financial settlement operation and wage accounting department, and as regards the portion paid by branches and the representative office, by branches and the representative office accordingly.

6.1.4. The Company's separate subdivisions shall independently calculate regional and local taxes and dues (property tax on fixed assets accounted for in the separate balance, water tax, land tax, land rental, transport tax, environment pollution fees); the Company's separate subdivisions shall submit tax reports to tax authorities at their location.

6.1.5. Tax base formation, tax reports preparation, ledgers keeping and payment of taxes and dues shall be in accordance with the Tax Code of the Russian Federation and the present Regulation. Tax ledgers with respect to particular tax base indicators shall be kept in electronic form and on paper.

6.1.6. Taxes and dues (except for land rental, state duty and taxes mentioned in clause 6.1.3 hereof) shall be paid centrally.
Separate subdivisions shall pay by themselves individual income tax, uniform social tax, contributions to compulsory accident insurance, land rental and state duty within the set time.
Tax settlements shall be accounted for in accounts separately by each tax and due, by levels of budgets and extrabudgetary funds (federal, regional and local budget) and by types of liabilities (tax principal amount arrears, penalties and fines; tax restructured amount arrears, penalties and fines).
Inventory of tax liabilities and reconciliation of tax liabilities with tax authorities shall be made by branches, the representative office and the Executive Office independently at the place of taxpayer's duties discharge.

6.1.7. The Chief Accountant and General Director of the Company shall be responsible for correctness of assessment of taxes and dues in the Executive Office of the Company, taxes and dues assessed centrally, as well as for inventory of tax liabilities associated with tax payment and reconciliation of liabilities with tax authorities.
Heads and chief accountants of separate subdivisions of the Company shall be responsible for correct assessment of taxes and dues paid by these subdivisions.

6.2. Income tax.

The Company shall apply the uniform organization system, methods and forms of tax accounting for assessment of income tax in accordance with Chapter 25 of the Tax Code of the Russian Federation and the present Accounting Policy.
Primary documents for tax accounting purposes shall be primary accounting documents issued in accordance with Article 9 of the Federal Law No. 129-FZ of 21.11.96 *On Accounting* (as amended on 30.06.2003), that are transformed to tax ledgers. Forms of tax ledgers are provided in Annex No. 2 hereto.

6.2.1. Tax accounting of sales proceeds.

6.2.1.1. Proceeds from sale of goods (works, services) shall be recognized at the date of transfer of the title to goods, assets and proprietary rights to buyers, results of performed works to customers, at the date determined in accordance with terms of concluded contracts in case of paid service provision, i.e. on the accrual basis (clause 1 of Article 39, articles 249, 271, 272 of the Tax Code of the Russian Federation).
For taxation purposes proceeds from sales (except for securities, proceeds from sale of which shall be determined in accordance with the procedure set by articles 280, 281 and 282 of the Tax Code of the Russian Federation) shall be accounted for on the basis of accounting figures less tax amounts charged to buyers and sum differences.
Proceeds from sale of goods (works, services) shall be accounted for by types of activities.

6.2.1.2. Income from asset leasing out shall be considered as sales proceeds and stated in line 010 of the Statement of Operations. Expenses associated with lease of respective assets shall be considered as expenses connected with production and realization for purposes of tax accounting.
Income from asset leasing out shall be recognized in tax accounting at the amount due for the reporting (tax) period in accordance with terms of concluded contracts, observing the principle of proportional

formation of income and expenses. The mentioned income shall be recognized in tax accounting at the date of their recognition in accounting but not later than the last day of the month to which they relate.

6.2.2. Tax accounting of fixed assets.

6.2.2.1. Assets with the useful life of more than 12 months and the historical cost of more than 10,000 Rubles shall be considered as depreciable assets.
Depreciable assets shall also be capital investments in leased fixed assets in the form of inseparable improvements made by a lessee with the lessor's consent, which should be stipulated in the lease agreement (п.1 of Article 256 of the Tax Code of the Russian Federation).

6.2.2.2. The historical cost of a fixed asset shall be the amount of expenses on its acquisition, construction, manufacturing, delivery and bringing it to the usable condition (Article 257 of the Tax Code of the Russian Federation). For taxation purposes separate accounting of expenses associated with acquisition of fixed assets included to the historical cost of depreciable assets in accounting and tax accounting and the following expenses not included to the historical cost of depreciable assets according to taxation rules shall be provided:
interest on borrowings (to be included to extraordinary expenses) – temporary differences;
above-level expenses (loan interest, business trip expenses) – permanent differences;
registration fees, state duties (to be included to other expenses in accordance with Article 264, clause 1, subclauses 1 and 40 of the Tax Code of the Russian Federation).

6.2.2.3. Useful lives of fixed assets shall be determined by the organization itself at the date of new asset commissioning in accordance with the classification of fixed assets established by Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.
The useful life of acquired used fixed assets shall be determined without taking into consideration the time of use by the former owner but on the basis of safety requirements and other factors (Article 259 of the Tax Code of the Russian Federation).

6.2.2.4. The useful life of fixed assets being additionally commissioned after reconstruction, modernization or technical upgrading shall be increased in accordance with the Company's order documents within the time set for the depreciation group to which the fixed asset was included earlier (Article 258 of the Tax Code of the Russian Federation).
Depreciation of modernized fixed assets shall be charged on the basis of the depreciated cost of the fixed asset at the date of its conduction and the number of months remaining till the end of the fixed asset operation (with possibility of their increase under order documents).

6.2.2.5. Depreciation of all fixed assets shall be charged on a straight-line basis taking into account rates calculated on the basis of their useful lives, in accordance with Article 259 of the Tax Code of the Russian Federation and Regulation No. 1 of 01.01.2002 *On Classification of Fixed Assets Included to Depreciation Groups* issued by the Government of the Russian Federation.

6.2.2.6. Expenses on capital investments at the rate of 10 percent of the historical cost of fixed assets (except for fixed assets received gratuitously) and/or expenses incurred in cases of extension, additional equipping, reconstruction, modernization, technical upgrading and partial liquidation of fixed assets (including lessor's expenses on capital investments, which cost is compensated to the lessee) shall be included to expenses associated with production and sales in the reporting (tax) period, on which the date of fixed assets depreciation start (the date of historical cost change) falls (Article 259, clause 1, subclause 1.1 of the Tax Code of the Russian Federation).
The above provision shall not apply to capital investments made by a lessee with lessor's consent that are not compensated by the lessor, fixed assets received as contribution to the authorized capital, fixed assets received gratuitously, fixed assets received by a lessee under a leasing agreement and booked on its balance, equipment purchased for leasing and booked on lessor's balance in Account 03.

6.2.2.7. Capital investments in leased fixed assets in the form of irremovable improvements mentioned in Article 256, clause 1, paragraph 1 of the Tax Code of the Russian Federation shall be depreciated as follows:

capital investments which cost is compensated to the lessee by the lessor shall be depreciated by the lessor according to the same procedure as additional commissioning after reconstruction, modernization or technical upgrading (if OAO Kuzbassenergo is the lessor), which shall be stipulated in the lease agreement; capital investments made by the lessee with the lessor's consent and in accordance with terms of the lease agreement, which cost is not to be compensated by the lessor, shall be depreciated by the lessee during the validity of the lease agreement, taking into account depreciation amounts calculated on the basis of useful lives determined for leased fixed assets in accordance with the Classification of Fixed Assets approved by the Government of the Russian Federation (if OAO Kuzbassenergo is the lessee).
Special factor 3 shall be applied to the principal depreciation rate for fixed assets being the subject of financial lease contract (leasing agreement) concluded before 01.01.2002.

6.2.3. Tax accounting of operations under a leasing contract.

The amount of lease payments for leased in assets shall be included to other expenses in accordance with Article 264, clause 1, subclause 10 of the Tax Code of the Russian Federation. The mentioned procedure shall not apply to the portion of lease payments comprised by the redemption price of the leasing subject if the contract stipulates for transfer of the title to the leasing subject to the lessee.
Expenses for payment of the redemption price of purchased assets shall be accounted for only at the moment of transfer of the title to the leasing subject by depreciation charge. The useful life of the leasing subject shall be determined at the date of the assets putting into operation, taking into account the useful life less the period during which the assets were used under the leasing contract (clause 12 of Article 259 of the Tax Code of the Russian Federation).
The redemption value of the leasing subject shall be accounted for as tangible costs if it is less than 10,000 Rubles.

6.2.4. Tax accounting of intangible assets.

Useful lives of intangible assets shall be determined on the basis of terms of patents, certificates and other limitations of the time of intellectual property use in accordance with the legislation of the Russian Federation or applicable legislation of the foreign state as well as on the basis of useful lives of intangible assets stipulated by respective contracts.

Amortization of intangible assets shall be charged on a straight-line basis (Article 259 of the Tax Code of the Russian Federation).

Intangible assets shall not include research and development work that did not brought positive result as well as work that brought positive result but which cost was expensed earlier in accordance with Article 262 of the Tax Code of the Russian Federation. If an intangible asset was formed upon completion of such work, its cost for taxation purposes shall be formed as the amount of costs that have not been expensed.

6.2.5. Tax accounting of expenses associated with production and realization.

6.2.5.1. Expenses associated with production shall be divided into direct and indirect.
Direct expenses shall include:
tangible costs stipulated by Article 254, clause 1, subclauses 1 and 4 of the Tax Code of the Russian Federation;
salaries of personnel participating in the process of goods manufacturing, work performance, services provision and amounts of uniform social tax charged on the mentioned amounts of salaries expenses (except for insurance contributions calculated in accordance with Federal Law No. 167-FZ of 15.12.2001 *On Compulsory Pension Insurance in the Russian Federation*);
depreciation of fixed assets used at production of goods (works, services), including expenses in the form of 10-percent bonus depreciation.

6.2.5.2. For determination of tangible costs at allocation of all types of inventories used at product manufacturing, work performance, service rendering average cost method shall be applied (clause 8 of Article 254 of the Tax Code of the Russian Federation). The mentioned expenses shall be considered incurred on the date of their allocation to production.
For taxation purposes tangible costs shall be accounted for on the basis of accounting figures.

6.2.5.3. Salaries expenses, excluding contributions under compulsory and voluntary insurance contracts concluded in favour of employees (clause 16 of Article 255 of the Tax Code of the Russian Federation) shall be accounted for on the basis of accounting figures for taxation purposes. Payments mentioned in Article 270 of the Tax Code of the Russian Federation shall not decrease taxable profit and shall be accounted for in accounting separately.

6.2.5.4. Expenses on voluntary staff insurance provided for in clause 16 of Article 255 of the Tax Code of the Russian Federation shall be accounted for to the amounts within norms calculated in the tax ledger as a part of indirect expenses in the period to which amounts of paid insurance contributions relate.

6.2.5.5. Provision for future expenses on leave allowances and annual long-service awards shall not be created.
For taxation purposes leave allowance expenses shall be recognized to the amount of actual costs in the reporting (tax) period when they were incurred and accounted for to the amounts recognized in accounting ledgers.

6.2.5.6. All expenses associated with production and realization that are not included to direct expenses shall be considered as indirect expenses.

6.2.5.7. The cost of services (works) of outside organizations shall be recognized in tax accounting of the current tax period in accordance with terms of concluded contracts or at the date of documents presentation (acceptance reports, invoices) by the party rendering services (performing works), if terms of payment for performed works (rendered services) are not fixed in contracts.
If case when primary accounting documents in respect to works (services) performed (provided) in the previous reporting (tax) period are submitted by outside organizations, obligation on payment of which was incurred in the current reporting (tax) period in accordance with terms of concluded contracts, such expenses shall be recognized as current.
Adjusted income tax returns in accordance with Article 54 of the Tax Code of the Russian Federation shall not be submitted.

6.2.5.8. Expenses in the form of rentals (lease payments) for leased assets and other similar expenses shall be stated in tax accounting at the date of signing of service acceptance certificates and in case if the contract does not provide for drawing up of the mentioned certificates, at the date of invoices issued, observing the principle of proportional formation of income and expenses.

6.2.5.9. Provisions for future repair of fixed assets shall not be created (articles 260 and 234 of the Tax Code of the Russian Federation).
Expenses on repair of fixed assets shall be recognized for taxation purposes at actual costs in the reporting (tax) period when they were incurred and accounted for to the amounts recognized in accounting ledgers.

6.2.5.10. Research and development costs shall be costs relating to creation of new products (goods, works, services) or improvement of the existing technological process and being in compliance with definitions of civil and tax law and accounting regulations (articles 769 through 778 of the Civil Code of the Russian Federation; Article 262 of the Tax Code of the Russian Federation, Article 2 of the Federal Law No. 127-FZ *On Science and State Scientific and Technological Policy*; RAS 17/02 Accounting of Expenses on Scientific and Research and Technological Work); they shall be recognized in tax accounting on a straight-line basis during one year from the 1st day of the month following the month when they were completed, at rate 1/12 of this figure monthly. Research and development costs incurred prior to 01.01.2007 shall be recognized in tax accounting on a straight-line basis in accordance with previously approved time of their expensing till their complete write off.
Should positive result be absent, research and development costs (under production and technical department's report) shall be included to other expenses in full during one year at rate 1/12 monthly. Research and development costs that did not have positive effect and were incurred prior to 01.01.2007, shall be recognized in tax accounting on a straight-line basis, in accordance with previously established rules of transfer of value to expenses till their complete write off.

6.2.5.11. Expenses on purchase of the title to land owned by the state or municipalities, on which buildings, constructions and structures are located or which are purchased for capital construction of fixed assets shall be included to other expenses on a straight-line basis during 5 years. If a land plot is purchased on deferred terms with the period of five or more years, expenses shall be recognized on a straight-line basis during the period stipulated by the contract (clause 3 of Article 264.1 of the Tax Code of the Russian Federation). The above provision shall apply to expenses under contracts for purchase of the title to land concluded from 01.01.2007.

6.2.5.12. Expenses for training and retraining of the Company's employees shall include expenses in accordance with clauses 1.23 and 3 of Article 264 of the Tax Code of the Russian Federation.
The following shall not be considered as expenses for staff training and retraining:
- payment for study in higher and specialised secondary educational establishments of employees for obtaining higher and specialised secondary education, including the second higher education. In tax accounting it shall be recognized as continuous tax liability (Dr99 Cr68);
- transport to the place of training: accommodation expenses;
- per diem expenses if an employee is sent to his business trip with the purpose of professional development (training). Such expenses shall be included to other expenses as "business trip expenses" (Article 264, clause 1, subclause 12 of the Tax Code of the Russian Federation).

6.2.5.13. At realization of purchased goods income from such transactions shall be decreased by the acquisition cost of such goods determined using a unit cost estimation method (Article 268 of the Tax Code of the Russian Federation).

6.2.5.14. For formation of the Company's financial performance result for taxation purposes, separate accounting of the following income and expenses shall be maintained:
in the aggregate with respect to transactions, profit from which is taxable at the standard rate of 24 % in accordance with clause 1 of Article 284 of the Tax Code of the Russian Federation (from realization of own products, from realization of assets being not depreciable, etc.);
from realization of proprietary rights, including in operations of assignment of the right of claim (Article 279 of the Tax Code of the Russian Federation);
from realization of nonmarketable securities (articles 280 and 329 of the Tax Code of the Russian Federation);
from realization of marketable securities (articles 280 and 329 of the Tax Code of the Russian Federation);
with respect to trade transactions (Article 320 of the Tax Code of the Russian Federation);
with respect to realization of fixed assets at the price below the depreciated cost (clause 3 of Article 268, Article 323 of the Tax Code of the Russian Federation);
with respect to activities associated with use of assets of the service sector, including housing and public utilities and social and cultural assets (Article 275.1 of the Tax Code of the Russian Federation);
income and expenses being subject to special tax regulations (chapters 26.1. through 26.4. of the Tax Code of the Russian Federation).

6.2.5.15. For taxation purposes indirect costs shall not be allocated by types of activities and shall be allocated in full to decrease of the income of the reporting (tax) period.
The amount of direct expenses shall be allocated to the balance of work in progress in proportion to the share of direct expenses in the products' target cost.

6.2.5.16. When income is received within several reporting (tax) periods and when connection between income and expenses cannot be determined clearly or is determined indirectly, expenses shall be determined taking into account the principle of straight-line recognition of income and expenses.

6.2.6. Tax accounting of extraordinary income and expenses.

Extraordinary expenses shall include reasonable costs incurred for carrying out activities not connected directly with production and/or realization (mentioned in Article 265 of the Tax Code of the Russian Federation).

6.2.6.1. For taxation purposes interest expenses under credit and other similar agreements shall be accounted for on the basis of accounting figures.

The amount of interests under debentures recognized as expense for taxation purposes shall be recognized within the refinance rate of the Central Bank of the Russian Federation multiplied by 1.1 (clause 1 of Article 269 of the Tax Code of the Russian Federation).

6.2.6.2. Exchange rate differences calculated in accordance with accounting rules and stated in accounting ledgers shall be accounted for taxation purposes in accordance with provisions of Article 250, clause 1, subclauses 11 and 11.1. and Article 265, clause 1, subclauses 5, 5.1 and 6 of the Tax Code of the Russian Federation.
Translation of the value of assets and liabilities denominated in foreign currency to Rubles for taxation purposes shall be effected in accordance with accounting rules.
In tax accounting translation of liabilities denominated in conventional units shall be effected at the date of recognition in accounts and at the date of liability liquidation. Occurring differences shall be sum differences.
Translation in accounting of liabilities denominated in conventional units on the last day of the month during the period when they are recognized in accounts shall form temporary differences. The mentioned differences shall be liquidated when sum differences at the date of liability liquidation are recognized in tax accounting.

6.2.6.3. For taxation purposes income and expenses from foreign currency purchase and sale shall be accounted for on the basis of accounting figures.

6.2.6.4. For taxation purposes at the end of each reporting (tax) period provision for doubtful debts shall be established on the basis of inventory results (Article 266 of the Tax Code of the Russian Federation).
Amounts of bad debts that are not covered at the expense of the provision funds shall be included to extraordinary expenses.

6.2.6.5. Expenses for liquidation of decommissioned fixed assets shall include documented expenses formed in accordance with tax accounting rules and directly associated with dismantling and demolition (services of outside organizations for asset liquidation, workers' accrued wages and respective taxes in case of piece rate pay, cost of assets used for the asset liquidation, etc) as well as the amount of undercharged depreciation in accordance with tax accounting figures.
At liquidation of construction in progress items, expenses forming the cost of such items shall not be accepted for decrease of taxable profit (clause 5 of Article 270 of the Tax Code of the Russian Federation); they shall be accounted for as a part of permanent differences.

6.2.6.6. Tax accounting of securities shall be maintained in accordance with Article 280 of the Tax Code of the Russian Federation. Income from realization or other retirement of securities shall be determined on the basis of selling price, taking into account provisions of clause 2 of Article 280 of the Tax Code of the Russian Federation.
To determine the estimated price of a debt security (note), the refinancing rate of the Central Bank of the Russian Federation shall be used.
To determine the estimated price of share (provided information on exchange prices of similar securities is absent), the value of net assets shall be used in accordance with joint Order No. 10n/03-6/pz of 29.01.2003 *On Approval of the Estimation Procedure of Net Asset Value of Joint Stock Companies* issued by the Ministry of Finance of the Russian Federation and the Federal Commission for the Securities Market of the Russian Federation.
Expenses at realization (retirement) of securities shall be determined on the basis of their purchase price and selling costs (clause 2 of Article 280 of the Tax Code of the Russian Federation). General running costs in the portion associated with organization of transactions with promissory notes and relating to the Treasury shall be expensed at retirement of notes issued by third parties.
At realization or other retirement of securities, both marketable and nonmarketable, retired securities shall be written off at unit cost (Article 280 of the Tax Code of the Russian Federation).

6.2.6.7. Income and losses of past years revealed in the reporting period shall be included to extraordinary income and expenses if it is not possible to determine the period when mistakes (misstatements) in tax base assessment were admitted.

If the period of income (expense – loss) is known, tax liabilities shall be recalculated for the period when the mistake (misstatement) was admitted in accordance with articles 54 and 81 of the Tax Code of the Russian Federation.

6.2.6.8. Dates of recognition for taxation purposes of particular extraordinary income and expenses shall be determined in accordance with requirements of Article 272 of the Tax Code of the Russian Federation (Annex No. 2).

6.2.7. Procedure of income tax calculation.

Payment of advances and tax amounts to be credited to revenues of budgets of constituents of the Russian Federation for separate subdivisions located in Kemerovo Region and Altai Territory shall be made in accordance to procedure established in Article 288 of the Tax Code of the Russian Federation: for separate subdivisions located in Kemerovo Region, by the parent organization, the Company's Executive Office, for separate subdivisions located in Altai Territory, by Barnaul Branch (Barnaul). The amount of tax to be paid to the budget of the constituent of the Russian Federation shall be determined on the basis of the share of profit calculated from total figures of separate subdivisions located in Kemerovo Region and Altai Territory as arithmetic mean of the specific gravity of average staff number and the specific gravity of average annual cost of the separate subdivision's depreciable assets in the Company's average staff number and average annual cost of depreciable assets accordingly.

6.3. Value added tax (VAT).

6.3.1. The date of goods (works, services) realization (tax base determination moment) for VAT purposes shall be the earlier of the following dates:
- the date of shipment (transfer) of goods (works, services), proprietary rights;
- date of payment or partial payment of pending supplies of goods (performance of works, provision of services), transfer of proprietary right determined in accordance with the legislation (clause 1 of Article 167 of the Tax Code of the Russian Federation).

6.3.2. 1 January 2006 shall be made on receipt of payment from buyers and customers (payment of VAT on payment receipt is kept)
In case of non-performance by the buyer of the obligation connected with goods supply (performance of works, provision of services) till expiration of the limitation period according to the right of claim of counter obligation performance the date of payment of goods (works, services) shall be the earlier of the date of expiration of the mentioned limitation period or the date of receivables write off

6.3.3. Amounts of input VAT being in Account 19 Input Value Added Tax as at 01.01.2006 shall be presented for deduction after actual payment of accounts payable.

6.3.4. Amounts of VAT for contract work shall be accepted for deduction when performed works are recognized, irrespective of payment fact (clause 6 of Article 171 of the Tax Code of the Russian Federation).

VAT amounts presented by contractors (developing customers) at capital construction that were not accepted for deduction till 1 January 2005 shall be deducted when respective capital construction items used for VAT-taxable operations are recognized or when capital construction in progress is realized (clause 1 of Article 3 of the Federal Law No. 119 of 22.07.2005).

6.3.5. VAT on the cost of construction and erection work made by the organization itself shall be charged monthly on the basis of amounts of construction costs. This VAT shall be accepted for deduction provided that the constructed asset is intended for carrying out operations taxable by VAT and its cost will be included to expenses for profit taxation purposes (including through depreciation charges). Deductions of the tax amounts calculated by separate subdivisions at performance of construction and erection work for own needs shall be made after receipt of a notice on payment to the budget from the Executive Office.
Expenses for maintenance of the Capital Construction Department controlling the course of construction and technical supervision shall not be an object of VAT imposition.

Amounts of input VAT on goods (works, services) purchased for construction shall be accepted for deduction when such goods (works, services) are recognized in accounts, irrespective of payment.

6.3.6. The amount of VAT on fixed assets received as contribution to the authorized capital shall be accepted for deduction under documents formalizing the transfer of such assets (acceptance certificates according to Form OS-1, OS-1a) mentioning the amount of tax reversed by a shareholder in accordance with the procedure set by clause 3 of Article 170 of the Tax Code of the Russian Federation. Mentioned documents shall be registered in the sales ledger when the assets are recognized in accounts and kept in the register of received invoices.

6.3.7. The amount of VAT on expenses accounted for as deferred expenses presented by suppliers shall be accepted for deduction once, after recognition of mentioned goods (works, services) in Account 97 provided respective primary documents are available

6.3.8. When exchange of commodities or setoff of mutual claims is carried out or securities are used in settlements, the amount of VAT presented by the supplier of goods (works, services) and proprietary rights shall be paid under a payment order by monetary assets (clause 4 of Article 168 of the Tax Code of the Russian Federation).
When the above methods of payment are used the following conditions shall be fulfilled:
At setoff the amount of liquidated mutual claims in the certificate shall determined exclusive of VAT;
At use of securities in settlements the amount mentioned in the security shall correspond to the price of goods (work, service) exclusive of VAT stated in the invoice;
At exchange of commodities both parties shall issue invoices with separated VAT amount to be transferred to the other party by monetary assets.

6.3.9. Calculation and payment of VAT shall be made centrally by the Company's Executive Office on the basis of the statutory return, monthly and simultaneously with respective notices (advices) provided by the Executive Office, branches and the representative office.

6.3.10. When monetary assets are received as advance payments (partial payment) for pending supplies of goods (performance of works, provision of services) an invoice shall be issued, and in its line 5 requisites of all payments documents under which advances were received shall be listed. In case of multiple receipt of advances for pending supply within the month, a register of payment documents shall be formed. At receipt of payment, partial payment for pending supplies of goods (performance of works, provision of services), tax amount shall be calculated using the computation method in accordance with clause 4 of Article 164 of the Tax Code of the Russian Federation (18/118).

6.3.11. Deduction of tax amounts calculated by branches and the representative office under liabilities of tax agents shall be made after receipt of a notice on payment to budget from the Executive Office.

6.3.12. If mistakes of past reporting (tax) periods are revealed, adjusted returns shall be submitted to the Executive Office for each such period within three days from the date of mistake revelation.

6.3.13. Procedure of separate accounting of settlements with suppliers for goods (works, services) by notes of third parties.

For carrying out both VAT taxable operations (realization of goods, works and services) and VAT non-taxable operations (realization of securities, notes issued by third parties) separate accounting shall be maintained in the Company using the direct method by separation of input VAT and general running costs relating to the treasury connected directly with securities (notes) realization activity.

Concrete amounts of general running costs liable to VAT of the treasury shall be accounted for in respective accounts in accordance with the approved working chart of accounts:
debit of Account 26 and credit of accounts 60, 76, etc.,
as concerns input VAT
debit of Account 19 and credit of accounts 60, 76, etc.

At separate accounting:

Amounts of public utility services and VAT on them shall be allocated in proportion to the area of the room occupied by the treasury involved in note realization;
Expenses on current repair and office equipment service and respective VAT amounts shall be recognized when performed works and provided services are recognized in accounts in accordance with repair requests from the treasury;
Expenses on stationary, auxiliary materials and respective VAT amounts shall be determined when charged off from Account 10 with reversal of VAT amounts (Dr19-Cr68) on recognized material assets delivered to the treasury;
Post, telephone, telegraph and other similar services and expenses and respective VAT amounts shall be accounted for directly in accordance with received invoices from suppliers with separation of the portion of expenses relating to the treasury in connection with carrying out of security realization transactions.

Monthly total amounts in Account 19 Input Value Added Tax, subaccount Input VAT on Untaxable Operations – Sale of Notes Issued by Third Parties and Account 26 General Running Costs, subaccount General Running Costs for Untaxable Operations - Sale of Notes Issued by Third Parties shall be recognized in accounts as follows:
Debit 91 - Credit 19 - to the amount of input VAT,
Debit 91 - Credit 26 - to the amount of general running costs.

Expenses connected with disposal of notes issued by third parties shall be accounted for taxation purposes in accordance with the procedure stipulated by Article 280 of the Tax Code of the Russian Federation.

6.3.14. The amount of VAT presented by suppliers on goods (works, services) purchased in connection with research and development activities shall be accepted for deduction once, after recognition of mentioned goods (works, services) in accounts, provided that respective primary documents are available (clause 1 of Article 172 of the Tax Code of the Russian Federation). In this case the activity in which R&D results are supposed to be used shall be subject to VAT imposition.
Amounts of input VAT relating to R&D expenses that did not bring positive effect shall not be reversed as per provisions of Article 262 of the Tax Code of the Russian Federation, in accordance with which the mentioned expenses shall be accounted for in full at profit taxation.

6.3.15. Amounts of input VAT accepted for deduction in accordance with provisions of articles 171 and 172 of the Tax Code of the Russian Federation shall be reversed only in cases determined by clause 3 of Article 170 of the Tax Code of the Russian Federation.

6.3.16. Procedure of invoices numbering and purchase ledger and sales ledger keeping.
Numbering of invoices issued by the Company's separate subdivisions shall have uniform order and be carried out as follows: the complex number of invoices shall comprise a branch code, number of the month when the invoice is issued as well as sequence number determined in each reporting month.
The complex number of invoices for sold electric and heat energy formed in accordance with the above scheme shall also include a prefix ("E" for electric energy, "T" for heat energy) mentioned after the branch code.
Registers of received and issued invoices, purchase ledgers and sales ledgers kept by separate subdivisions shall have continuous numbering in each subdivision. Registers of received and issued invoices and purchase and sales ledgers shall be kept in branches and representative offices.
For maintenance of the unified purchase and sales ledgers branches and the representative office shall submit to the Company's Executive Office total indicators of purchase and sales ledgers for each tax period.
Invoices shall be signed by the Company's head and chief accountant or other persons authorized by the organization's order (or other order document) or by a power of attorney on behalf of the Company, shall be signed by the head and chief accountant of the Company's branch (representative office) or other persons authorized by internal order documents of the Company's branches.

6.4. Other taxes and dues.

Property tax, land tax, water tax, other local taxes and dues and tax on income of foreign legal persons shall be calculated and paid in accordance with the existing tax legislation.

6.4.1. Property tax.

6.4.1.1. Calculation of property tax and preparation of respective tax reports shall be in accordance with Chapter 30 of the Tax Code of the Russian Federation.
The object of taxation shall be movable and immovable property accounted for on the balance as fixed assets in accordance with the established accounting procedure.

6.4.1.2. The tax base shall be determined as average annual cost of assets separately for each branch, the representative office and the Executive Office, taking into account property location.
If taxable property is actually located on territories of different constituents of the Russian Federation, the tax base with respect to such property shall be determined separately, and the tax in the respective constituent of the Russian Federation shall be calculated on the part of the tax base, proportional to the portion of the property's balance sheet value on the territory of the respective constituent of the Russian Federation.

6.4.1.3. For taxation purposes exempted property shall be accounted for separately in analytical accounts.

6.4.1.4. Charged property tax shall be recognized quarterly by crediting Account 68 Budget Settlements in correspondence and debiting Account 26 General Running Costs. The tax imposed on leased assets shall be recognized in the debit of Account 90 Sales.

6.4.2. Mineral extraction tax.
For the purpose of mineral extraction tax calculation the quantity of extracted mineral shall be determined by the direct method, i.e. application of statistical measure of the extracted mineral (according to number of trucks, use of weight and other measures) with adjustment, taking into account results of underground survey at the place of extraction and storage of extracted minerals and balances in stock.
Mineral estimated quantity shall be determined on the basis of respective measurements.
The cost of extracted minerals shall be estimated on the basis of the estimated value in accordance with clause 4 of Article 340 of the Tax Code of the Russian Federation.

6.4.3. Water tax.
Calculation of water tax and preparation of respective reports shall be made in accordance with Chapter 25.2 of the Tax Code of the Russian Federation.

6.4.4. Land tax.
6.4.4.1. Calculation of land tax and preparation of respective reports shall be made in accordance with Chapter 31 of the Tax Code of the Russian Federation and regulatory legal acts of representative bodies of municipal formations.
The tax base shall be the cadastre value of land plots recognized as the object of taxation in accordance with Article 389 of the Tax Code of the Russian Federation.

6.4.4.2. Land tax calculation shall be accounted for in costs accounts in the last month of the reporting period, quarterly. After the expiration of the tax (reporting) period land tax return shall be submitted at land location.
Tax amount calculated in accordance with the established procedure shall be recognized in the credit of Account 68 Budget Settlements and the debit of the account of costs of product manufacturing (works, services) and expenses being not connected with product manufacturing (Account 91 Other Income and Expenses).

6.4.4.3. Land tax charged on land plots under leased property shall be recognized by crediting Account 68 Budget Settlements and debiting Account 90 Sales.

6.4.5. Transport tax.
6.4.5.1. The procedure of calculation and payment of transport tax shall be in accordance with Chapter 28 of the Tax Code of the Russian Federation and laws of constituents of the Russian Federation: of Kemerovo Region No. 95-OZ of 28.11.2002 *On Transport Tax* (as amended) and Law of Altai Territory No. 66-ZS of 10.10.2002 *On Transport Tax in Altai Territory* (as amended).
Tax amount shall be calculated with respect to each vehicle as the product of the respective tax base and the tax rate.

6.4.5.2. Transport tax charge shall be recognized in costs accounts each quarter in the last month of the reporting period. A transport tax return shall be submitted to the tax authority at location of the vehicle registered in the State Traffic Safety Inspectorate.
Tax amount calculated in accordance with the established procedure shall be recognized in the credit of Account 68 Budget Settlements and the debit of the account of costs of product manufacturing (works, services) and expenses being not connected with product manufacturing. Transport tax on leased vehicles shall be recognized by crediting Account 68 Budget Settlements and debiting Account 90 Sales.

6.4.6. State duty.
6.4.6.1. State duty shall relate to other expenses. Payment of state duty shall be recognized in the debit of Account 68 Budget Settlements and the credit of Account 51 Settlement Account. The amount of state duty shall be expenses at payment date in accordance with Article 333.18 of the Tax Code of the Russian Federation provided that supporting documents are available (a copy of payment document; for legal proceedings – copies of a payment order and a statement of claim).

6.4.6.2. Payment of state duty in connection with property purchase shall be included to the assets' historical cost and be recognized by debiting Account 08 Investments in Non-Current Assets and crediting Account 68 Budget Settlements.

6.4.6.3. Payment of state duty connected with day-to-day operations of the Company (for example, reregistration of constituent documents) shall be expensed and recognized by debiting accounts 20 and 25 and crediting Account 68 Budget Settlements.

6.4.6.4. If the Company participates in court proceedings, state duty shall be recognized by debiting Account 91 Other Income and Expenses and crediting Account 91 Other Income and Expenses. Refunding of the state duty shall be recognized by debiting Account 76 Settlements with Different Debtors and Creditors and crediting Account 91 Other Income and Expenses. Transfer of funds at refunding of the state duty shall be recognized by debiting Account 51 Settlement Accounts and crediting Account 76 Settlements with Different Debtors and Creditors, and in case tax authorities credit the refundable state duty toward other taxes, by debiting 68 Budget Settlements and crediting Account 76 Settlements with Different Debtors and Creditors.

6.5. Accounting of income tax calculations (RAS 18/02).

6.5.1. Differences between the tax on accounting profit (loss) recognized in accounting and the tax on taxable profit formed in tax accounting and stated in the income tax return shall be recognized in accounting and accounting statements in accordance with RAS 18/02 Accounting of Income Tax Calculations, approved by Order No. 114n of 19.11.2002 issued by the Ministry of Finance of the Russian Federation.
By character and time of occurrence and effect of differences between accounting and taxable profit permanent and temporary differences appear.

6.5.1.1. Permanent differences shall be income and expenses forming accounting profit of the reporting period but excluded from the calculation of the income tax base of the reporting period and following reporting periods (expenses being not economically justified and documentally supported in accordance with articles 252 and 270 of the Tax Code of the Russian Federation; above-level expenses, income mentioned in Article 251 of the Tax Code of the Russian Federation).
Information on permanent differences shall be formed on the basis of primary accounting documents in accounting ledgers and be stated separately in analytical accounting in account 99, subaccount 99.02 Permanent Tax Differences in correspondence with Account 68.18.02.02.01 and accounted for in Section 1 of RNU No. RAS 18/02.
Permanent tax liability shall be understood as tax amount causing increase of income tax payments in the reporting period; permanent tax asset shall be understood as tax amount causing decrease of income tax payments.
Permanent difference shall be stated in line 195 Permanent Tax Liabilities (Assets) of the Statement of Operations.

6.5.1.2. In accordance with Article 8 of RAS 18/02, temporary differences shall be understood as income and expenses forming accounting profit (loss) in one reporting period and income tax base in another reporting period (other reporting periods).
Temporary differences shall be divided to deductible and taxable according to the date of occurrence and recognition in accounts. After recognition in accounts, reclassification of differences shall not be admitted, their allocation to the debit of Account 68 shall be made by reverse entries.
Depending on the character of their influence on taxable profit (loss), temporary differences shall be divided as follows:

deductible temporary differences shall be the source of formation of deferred tax asset that is to decrease the amount of income tax payable to budget in the period following the reporting period or in following reporting periods (expenses in accounting exceed expenses in tax accounting; income in accounting is less than that in tax accounting).
Deferred tax assets shall be recognized in accounting as non-current assets in Account 09 Deferred Tax Asset in correspondence with Account 68.18.02.02.02.;

taxable temporary differences shall be the source of formation of deferred tax liability that is to increase the amount of income tax payable to budget in the period following the reporting period or in following reporting periods (expenses in accounting are less than expenses in tax accounting, income in accounting exceeds income in tax accounting).
Deferred tax liabilities shall be recognized in accounting as long-term liabilities by crediting Account 77 Deferred Tax Liability in correspondence with the debit of Account 68.18.02.02.03.

Temporary differences shall be accounted in tax accounting ledgers and stated in sections 2 and 3 of summary ledger RNU No. 18/02; in accounting statements they shall be stated in lines 143 and 144 of the Statement of Operations accordingly.

6.5.2. To provide separate accounting of differences between accounting and tax accounting and control of their correct formation the following accounts shall be used:
09 Deferred Tax Asset;
77 Deferred Tax Liability;
68.18.02.01. Tax on Accounting Profit (Contingent Expense);
68.18.02.02. Tax on Differences, including:
68.18.02.02.01. Tax on Permanent Differences;
68.18.02.02.02. Tax on Deductible Temporary Differences;
68.18.02.02.03. Tax on Taxable Temporary Differences.
Amounts of tax liabilities (assets) formed in branches shall be transferred to the Executive Office by memos.
The amount of accrued temporary differences shall be closed to Account 99 Profit and Loss only in case of their early termination with respect to the particular accounting entity (realization, liquidation or gratuitous transfer of fixed assets, etc.) as follows:
When closing the amount of accrued taxable difference Account 68.18.02.02.03 Tax on Taxable Temporary Differences shall be credited in correspondence with the debit of the following account:
77 Deferred Tax Liability – to the amount of accrued taxable difference;
99 Profit and Loss – to the amount of undercharged taxable difference;
When closing amounts of accrued deductible differences Account 99 Profit and Loss shall be debited and Account 09 Deferred Tax Asset shall be credited.

7. Explanatory note preparation.

Preparation of an explanatory note to accounting statements as its integral part (Article 5 of RAS 4/99 Organization's Accounting Statements, approved by Order No. 43n of 6 July 1999 issued by the Ministry of Finance of the Russian Federation), shall be made by the finance directorate, capital management directorate, law directorate, accounting and tax directorate of the Company's Executive Office on the basis of calculations, information and explanations of branches, the representative office, subsidiaries and dependent companies.

The explanatory note shall disclose all cases of deviation from rules of accounting established by accounting regulations being in force in the Russian Federation as concerns material deviations from established accounting rules and estimate of the balance sheet items with substantiation of reasons that caused such deviations and revelation of the result caused by such deviations to understanding of the Company's financial condition, recognition of financial results of its activity and changes in its financial condition (Article 25 RAS 4/99).

The explanatory note shall disclose information under the following sections:
accounting policy ((with full disclosure of all components influencing significantly evaluation of accounting statements and decision making) (Article 11 of RAS 1/98);
notes to the Balance Sheet and the Statement of Operations (Article 27 of RAS 4/99, clauses 133 through 143 of the Guidelines for the Process of Accounting Reporting Figures Formation approved by the Order No. 60n of 28 June 2000 issued by the Ministry of Finance of the Russian Federation);
events after the balance sheet date (Article 10 of RAS 7/98);
transactions with affiliated persons (section II of RAS 11/2000);
segment information (Section IV of RAS 12/2000);
information on earnings per share (Section IV of the Guidelines for Disclosure of Information on Earnings per Share approved by Order No. 29n of 21 March 2000 issued by the Ministry of Finance of the Russian Federation);
government aid received (Article 22 of RAS 13/2000);
loans and credits obtained (Article 33 of RAS 15/01);
Information on discontinuing operation (Article 11 of RAS 16/02);
information on R&D expenses (Article 16 of RAS 17/02);
information on financial investments (Article 42 of RAS 19/02);
information on income tax payments (Article 25 of RAS 18/02);
information on consolidated accounting statements (taking into accounts statements of subsidiaries and dependent companies).

8. Inventory taking procedure.

Inventory of assets and liabilities shall be taken in accordance with the Regulation on Accounting and Accounting Statements in the Russian Federation and the Guidelines for its conduction (Order No. 49 of 13.06.95 issued by the Ministry of Finance of the Russian Federation).
Number of inventory takings in the reporting year, their dates, the list of assets and liabilities shall be set by individual orders of the general director of the Company, directors of branches and the representative office taking into account conditions of production organization or as needed in cases when inventory taking is compulsory.
Inventory of fixed assets shall be taken at least once per three years, inventory of library stock, once per five years. In some particular cases inventory shall be taken annually.

Reorganization (merger, split-off, separation of branches to subsidiaries) shall be timed at the end of the reporting period (year or quarter) with obligatory drawing up of a transfer deed and separation balance sheet.

9. Order of document keeping.

Originals of primary accounting documents on economic transactions created in branches and the representative office shall be accounted for and kept at places of their creation.

9.1. In accordance with Article 17 of the Law *On Accounting* primary accounting documents, accounting ledgers and accounting statements shall be kept in accordance with standard retention periods (the List approved by Rosarkhiv on 06.10.2000, as amended on 27.10.2003), but at least for five years. The retention period shall be calculated from 1 January of the year following the year when the document was issued. When receivables are written off, the retention period shall be calculated from the date of the order on write off. Purchase and sales ledgers shall be kept for full five years from the date of the last record. Working chart of accounts, other accounting policy documents shall be kept at least for five years from the year when they were used for preparation of accounting statements for the last time.

9.2. Primary documents, journals, accounting statements and balance sheets shall be compulsory transferred to archive. Retention periods shall be calculated from 1 January of the year following the year when the document was issued (in accordance with the List of Standard Managerial Documents Formed in Organization Activities with Retention Periods approved by Rosarkhiv on 06.10.2000 (as amended on 27.10.2003)).

9.3. Document collection or a document relating to the same issue or activity field shall be grouped to files. Files shall be considered as opened from the moment of inclusion of the first executed document thereto. Documents shall be included to the file only in one copy. Drafts and reproduced copies shall not be added to the file. Documents of permanent and temporary keeping shall be grouped to separate files. In exceptional cases documents with different retention periods but connected with the same case shall be placed to the same file but after decision making and case completion documents shall be regrouped.
Files of documents shall be formed for one calendar year. Passing files shall be exception to that rule.
Documents shall be placed to the file together with all annexes and additional materials appearing in the course of the case solution. Plan and reporting documents (plans, claims, cost estimates, reports and calculations thereto) shall be placed to files of the year to which it relates according to its content, irrespective of the time of its preparation or the date of receipt.

9.4. Organization of accounting documents to files shall be made in accordance with the nomenclature of files, systematized list of cases taking place in the organization with their retention periods in accordance with Fundamental Rules of Organization Archive Work (approved by the Resolution of Rosarkhiv Collegium of 06.02.2002).
If file formation is prolonged for the next year, the file shall be transferred to the nomenclature of files under the same number.
At the end of the calendar year summary record on categories and number of files is made, mentioning total number of files, as well as of files of permanent keeping, temporary keeping over 10 years, temporary keeping of less than 10 years and the number of passing files.
The nomenclature of files shall be signed by a person responsible for records management, initialled by the chief accountant and agreed with the organization's clerical office and archive.

10. Procedure of making amendments to the Company's accounting policy:

10.1. The Company's accounting policy may be amended only in the following cases:

change of the legislation of the Russian Federation or accounting regulations;
development by the Company of new methods of accounting maintenance assuming more accurate presentation of economic activity facts in accounting and accounting statements or less labour-intensive accounting process without reduction of accounting process reliability (change of the structure of the working account chart at putting into operation new software, development of the accounting methodology for certain economic processes that are not regulated by normative acts, etc.);
significant change of operational conditions (reorganization, change of ownership, change of types of activities, force majeure, change of internal structure (without reorganization), etc.).

10.2. Amendments to the accounting policy shall be given effect from 1 January of the year following the year of its approval by the respective Company's order, except for cases when a normative document issued during the year is recommended to be given effect in accounting statements of the current year.

END

Jun-09-08 03:11pm From-NEW YORK STOCK EXCHANGE +212 656 5893 T-512 P.002/002 F-206

Paras Madho
Director
Securities Operations

1-33901



NYSE Group

NYSE Group, Inc. | 20 Broad Street
New York, New York 10005
t 212.656.5026 | f 212.656.5893
pmadho@nyse.com

Cert NYSE

June 9, 2008

Ms. Velma T. Smith
Branch Chief
Securities and Exchange Commission
Branch of Filer Support 2
Room 2531
100 F Street, NE
Washington, DC 20549

PROCESSED
JUN 13 2008
THOMSON REUTERS

Dear Ms. Smith:

The New York Stock Exchange certifies approval for listing and registration under the Exchange Act of 1933, Fifth Street Finance Corp. Common Stock, par value $0.01 per share. The NYSE requests simultaneous acceleration of registration of the Securities Exchange Act of 1934, together with the 1933 Act. Adequate distribution assured. Form 8-A received on June 9, 2008. Tentative listing date – June 12, 2008.

Sincerely,

Paras Madho


08016727

END

1414932

Jun-09-08 03:11pm From-NEW YORK STOCK EXCHANGE +212 656 5893 T-512 P.002/002 F-206



Paras Madho
Director
Securities Operations

NYSE Group, Inc. | 20 Broad Street
New York, New York 10005
t 212.656.5026 | f 212.656.5893
pmadho@nyse.com

1-33901

Cert NYSE

June 9, 2008

Ms. Velma T. Smith
Branch Chief
Securities and Exchange Commission
Branch of Filer Support 2
Room 2531
100 F Street, NE
Washington, DC 20549

PROCESSED
JUN 13 2008
THOMSON REUTERS

Dear Ms. Smith:

The New York Stock Exchange certifies approval for listing and registration under the Exchange Act of 1933, Fifth Street Finance Corp. Common Stock, par value $0.01 per share. The NYSE requests simultaneous acceleration of registration of the Securities Exchange Act of 1934, together with the 1933 Act. Adequate distribution assured. Form 8-A received on June 9, 2008. Tentative listing date – June 12, 2008.

Sincerely,

Paras Madho


08016727

END

1414932


08003193

INITIAL
Do Not Separate
Process Together

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Seiko Epson Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

B

PROCESSED
JUN 13 2008
THOMSON REUTERS

FILE NO. 82- 34746 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/12/08